Form 20-F
period 2017-12-31
AC Immune SA
filed 2018-03-20
CIK 1651625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Common shares: 57,355,188

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

☐ Yes ☒ No (Not Required)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

Financial Statements

Our financial statements are presented in Swiss Francs and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. The terms “dollar,” “USD” or “$” refer to U.S. dollars and the term “Swiss Franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. Unless otherwise indicated, certain Swiss Franc amounts and certain U.S. dollar amounts have been translated into U.S. dollars and Swiss Francs, respectively, at a rate of USD 0.9738 to CHF 1.00, the official exchange rate quoted as of December 29, 2017 by the U.S. Federal Reserve Bank. Such Swiss Franc and U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars and Swiss Francs, respectively, that could actually have been purchased upon exchange of the other currency at the dates indicated or any other date, and such translated amounts have been provided solely for the convenience of the reader. We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key Information – D. Risk Factors” in this Annual Report. These risks and uncertainties include factors relating to:

•	The success of our and our collaboration partners’ clinical studies, and our and their ability to obtain regulatory approval and to commercialize crenezumab, our anti-Tau antibody candidate, ACI-24, ACI-35, and our Tau-PET Imaging tracer candidate;

•	The ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;

•	Our Morphomer proprietary technology platform and its success in building additional product candidates for our pipeline;

•	The identification of serious adverse, undesirable or unacceptable side effects related to our product candidates;

•	Our ability to maintain our current strategic relationships with our collaboration partners;

•	Failure to protect our, and not infringe on third parties’, intellectual property rights throughout the world;

•	Our ability to raise capital when needed in order to continue our product development programs or commercialization efforts;

•	The Food and Drug Administration’s and applicable foreign regulatory authorities’ acceptance of data from studies we conduct outside the United States in the future;

•	Our foreign private issuer status, the loss of which would require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses;

•	Our incorporation in Switzerland, the laws of which govern our corporate affairs and may differ from those applicable to companies incorporated in the United States; and

•	The other risk factors discussed under “Item 3. Key Information – D. Risk Factors.”

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

ENFORCEMENT OF JUDGMENTS

We are organized under the laws of Switzerland and our registered office and domicile is located in Ecublens, Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result would be incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply. Switzerland and the United States do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

•	the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;

•	the judgment of such non-Swiss court has become final and non-appealable;

•	the judgment does not contravene Swiss public policy;

•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

•	no proceeding involving the same parties and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.       Directors and senior management

 Not applicable.

B.       Advisers

 Not applicable.

C.       Auditors

 Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.       Offer statistics

 Not applicable.

B.       Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.       Selected Financial Data

The following tables summarize our financial data as of the dates and for the periods indicated. The financial data for the years ended December 31, 2017, 2016 and 2015 have been derived from our audited financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and audited in accordance with the standards of the U.S. Public Company Accounting Oversight Board, and included elsewhere in this Annual Report. The financial data for the year ended December 31, 2014 have been derived from our audited financial statements, which have been prepared in accordance with IFRS, as issued by the IASB, and audited in accordance with the standards of the U.S. Public Company Accounting Oversight Board, and have not been included in this Annual Report.

Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our financial statements included elsewhere in this Annual Report.

We maintain our books and records and our audited financial statements in Swiss Francs (CHF).

	For the Years Ended December 31,
(in CHF ‘000 except for share and per share data)	2017	2016	2015
Income Statement Data:
Contract revenue	20,255	23,214	39,090
Research and development expenses	(32,663)	(25,774)	(17,049)
General and administrative expenses	(10,131)	(7,896)	(3,417)
Operating income/(loss)	(22,539)	(10,456)	18,624
Finance result—net	(3,872)	3,360	1,646

Net income/(loss) before tax	(26,411)	(7,096)	20,270
Income taxes	—	—	—
Net income/(loss) for the period	(26,411)	(7,096)	20,270

	For the Years Ended December 31,
(in CHF ‘000 except for share and per share data)	2017	2016	2015
Earnings per share in CHF (basic)(1)(2)	(0.46)	(0.14)	0.47
Earnings per share in CHF (fully diluted)(2)	(0.46)	(0.14)	0.44
Weighted-average number of shares used to compute earnings per share basic	57,084,295	50,096,859	43,412,250
Weighted-average number of shares used to compute earnings per share fully diluted	57,084,295	50,096,859	46,043,198

(1)	For the periods prior to the closing of our initial public offering on September 23, 2016, earnings per share includes preferred shares outstanding. These preferred shares were converted on a one-for-one basis upon closing of our initial public offering on September 23, 2016. Amounts for fiscal year 2015 have also been adjusted for the 250-for-1 stock split effective October 23, 2015.

(2)	Earnings per share calculations do not give effect to the Series E Private Placement Extension or the CS AG Share Issuance effected in 2016.

	As of December 31,
	2017	2016	2015
	(in CHF ‘000)
Cash and cash equivalents	124,377	152,210	76,522
Total assets	132,013	156,100	79,931
Accumulated losses	(72,607)	(46,921)	(40,381)
Total shareholder’s equity	116,839	142,380	71,043
Total shareholder’s equity and liabilities	132,013	156,100	79,931
Share capital	1,147	1,135	928

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in CHF per U.S. dollar. The average rate is calculated by using the average of the U.S. Federal Reserve Bank’s reported exchange rates on each day during a monthly period and on the last day of each month during an annual period. On March 16, 2018, the exchange rate as reported by the U.S. Federal Reserve Bank was CHF 0.9532 to $1.00. In this Annual Report, translations from CHF to U.S. dollars were made at the rate of CHF 0.9738 to $1.00, the official exchange rate quoted as of December 29, 2017 by the U.S. Federal Reserve Bank.

	Period-end	Average for Period	Low	High
(CHF per U.S. dollar)
Years Ended December 31:
2013	0.8904	0.9269	0.8856	0.9814
2014	0.9934	0.9147	0.8712	0.9934
2015	1.0017	0.9628	0.8488	1.0305
2016	1.0160	0.9848	0.9536	1.0334
2017	0.9738	0.9842	0.9456	1.0266
Months Ended:
September 30, 2017	0.9688	0.9625	0.9456	0.9745
October 31, 2017	0.9968	0.9821	0.9732	0.9990
November 30, 2017	0.9838	0.9915	0.9788	1.0014
December 31, 2017	0.9738	0.9870	0.9738	0.9928
January 31, 2018	0.9321	0.9604	0.9321	0.9832
February 28, 2018	0.9430	0.9355	0.9232	0.9438
March 2018 (through March 16, 2018)	0.9532	0.9455	0.9378	0.9532

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

Risks Related to Our Business

We depend heavily on the success of crenezumab, and, to a lesser extent, our anti-Tau antibody candidate, ACI-24 for Alzheimer’s disease, or AD, ACI-35 and our Tau-PET Imaging tracer candidate, all of which are in clinical development. If our clinical studies are unsuccessful, we or our collaboration partner do not obtain regulatory approval or we are unable to commercialize crenezumab, our anti-Tau antibody candidate, ACI-24, ACI-35 and our Tau-PET Imaging tracer candidate, or we experience significant delays in doing so, our business, financial condition and results of operations will be materially adversely affected.

We currently have no products approved for sale and have invested a significant portion of our efforts and financial resources in the development of crenezumab, our anti-Tau antibody candidate, ACI-24, ACI-35 and our Tau-PET Imaging tracer candidate, all of which are in clinical development. Our ability to generate product revenues, which we do not expect will occur for at least the next several years, if ever, will depend heavily on successful clinical development, obtaining regulatory approval and eventual commercialization of these product candidates. We currently generate no revenues from sales of any drugs or diagnostics, and we may never be able to develop or commercialize a marketable drug or diagnostic. The success of our current and future product candidates will depend on several factors, including the following:

•	completing clinical studies that demonstrate the efficacy, safety and clinical utility of our product candidates;

•	receiving marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities;

•	launching commercial sales, marketing and distribution operations;

•	acceptance of our product candidates by patients, the medical community and third-party payors;

•	a continued acceptable safety profile following approval;

•	competing effectively with other therapies or diagnostic approaches; and

•	qualifying for, obtaining, maintaining, enforcing and defending our intellectual property rights and claims and not infringing on third parties’ intellectual property rights.

If we or our collaboration partners do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our current or future product candidates, which would materially adversely affect our business, financial condition and results of operations.

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

Accordingly, if crenezumab, our anti-Tau antibody candidate, ACI-24, ACI-35 or our Tau-PET Imaging tracer candidate are approved, competitors could file ANDAs for generic versions of crenezumab, our anti-Tau antibody candidate ACI-24 and ACI-35, or 505(b) (2) NDAs that reference crenezumab, our anti-Tau antibody candidate, ACI-24, ACI-35 or our anti-Tau antibody candidate, respectively. If there are patents listed for crenezumab, our anti-Tau antibody candidate, ACI-24 and ACI-35 in the Orange Book, those ANDAs and 505(b) (2) NDAs would be required to include a certification as to each listed patent indicating whether the ANDA applicant does or does not intend to challenge the patent. We cannot predict whether any patents issuing from our pending patent applications will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether we would sue on any such patents, or the outcome of any such suit.

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

Our collaboration partner Genentech is a subsidiary of Roche, which is evaluating gantenerumab, a product candidate for the same indication as our lead product candidate crenezumab, and Roche’s collaboration partner MorphoSys AG announced in March 2017 that Roche plans to initiate multiple phase 3 programs for gantenerumab in patients with prodromal to mild AD. Our collaboration agreement with Genentech for crenezumab provides Genentech with control over, and responsibility for, the clinical development process, including obtaining regulatory and marketing approvals, manufacturing costs and sales and marketing costs. In addition, the collaboration agreement provides that Genentech may terminate the agreement at any time by providing three months’ notice to us. As a result, Roche may choose to devote more time and resources to advancing gantenerumab instead of crenezumab, which could render crenezumab non-competitive and limit or make it more difficult for us to achieve or maintain profitability with crenezumab. Should this occur, our business, financial condition and results of operations could be materially impacted.

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

Even if the FDA, the EMA or other regulatory authority approves the marketing of any product candidates that we develop, physicians, healthcare providers, patients or the medical community may not accept or use them. Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If any of our current or future product candidates does not achieve an adequate level of acceptance, we may not generate significant product revenues or any profits from operations. The degree of market acceptance of our product candidates that are approved for commercial sale will depend on a variety of factors, including:

•	how clinicians and potential patients perceive our novel products;

•	the timing of market introduction;

•	the number and clinical profile of competing products;

•	our ability to provide acceptable evidence of safety and efficacy or clinical utility;

•	the prevalence and severity of any side effects;

•	relative convenience and ease of administration;

•	cost-effectiveness;

•	patient diagnostics and screening infrastructure in each market;

•	marketing and distribution support;

•	availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third-party payors, both public and private; and

•	other potential advantages over alternative treatment methods.

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

Successful and timely completion of clinical studies will require that we enroll a sufficient number of patient candidates. Studies may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the study, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical studies, the availability of new drugs approved for the indication the clinical study is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. In the Phase 3 clinical studies of crenezumab, our collaboration partner Genentech seeks the enrollment of patients in the early stages of AD and it may be unable to successfully identify an adequate number of eligible patients.

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

Genentech has not disclosed detailed information about serious adverse events associated with crenezumab either publicly or to us. However, at the 2014 Alzheimer’s Association International Conference, it was reported that in the combined Phase 2 study populations, serious adverse events occurred at similar rates in patients treated with crenezumab (16.5%) and in patients given a placebo (11.9%). In addition, adverse events identified in the clinical studies of crenezumab initiated to date have included inflammation of the throat and nasal passages, urinary tract infections and upper respiratory infections. At the 2016 Clinical Trials on Alzheimer’s Disease (CTAD) AAIC meeting it was reported that in a Phase 1 clinical trial no dose-limiting toxicities were observed at doses of crenezumab of up to 120mg/kg. At the 2017 AAIC meeting it was reported that in a Phase 1b study to evaluate higher doses of crenezumab, no dose-limiting toxicities occurred. Twelve non drug related serious adverse events were observed in nine AD patients during the randomized and active extension phases including malignant melanoma; an accidental overdose; pneumonia; fall; subdural hematoma; contusion; nephrolithiasis; non-cardiac chest pain; pulmonary emboli; urinary bladder hemorrhage; subdural hematoma and atypical chest pain.

As reported in 2017, five serious adverse events were observed in three patients during clinical studies of ACI-35, although we believe that these serious adverse events were not related to the treatment. Acute pyelonephritis, or kidney infection, and dizziness were observed in one patient and sick sinus syndrome was reported for a second patient, and these were labeled as possibly related due to the close timing proximity with the last administration of ACI-35. In the third patient, urosepsis, or blood poisoning, and pyelonephritis were described and classified as unlikely related to the drug. A relationship between these serious adverse effects and ACI-35 cannot be ruled out, however.

Thirteen non-drug related serious adverse effects were observed during clinical studies of ACI-24 in mild to moderate AD patients. They were one malignant colon polyp, one wound infection associated with a planned hip replacement, one radius fracture, one intra-abdominal cancer of unknown origin followed by the death of the patient, one fall complicated by vertebral compression fracture, one acute chest pain, one death due to Alzheimer’s disease, one death considered to be due to complications from coronary artery disease, one case of pneumonia, one case of breast cancer and three successive episodes of pancreatitis in addition to gallstones in one patient.

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

We believe that our key competitor product candidates are (i) aducanumab (Biogen) and gantenerumab (Roche) for crenezumab; (ii) CAD-106 (Novartis), UB-311 (United Neuroscience) and ABvac 40 (Araclon Biotech) for ACI-24; (iii) AADVAC1 (Axon Neurosciences) for ACI-35; BIIB092 (Biogen) and ABBV-8E12 (Abbvie) for Tau antibody and (vi) Flortaucipir (Eli Lilly) for Tau-PET imaging tracer, as described under “Item 4. Information on the Company – B. Business Overview – Competition”

The highly competitive nature of and rapid technological changes in the biotechnology and pharmaceutical industries could render our product candidates or our technology obsolete or non-competitive. Our competitors may, among other things:

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

Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have substantial experience with or been instrumental for us and our projects. Members of our key management include Dr. Andrea Pfeifer, our Chief Executive Officer; Dr. Andreas Muhs, our Chief Scientific Officer; Dr. Olivier Sol, our Head of Clinical Team; Joerg Hornstein, our Chief Financial Officer; and Jean-Fabien Monin, our Chief Administrative Officer.

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

Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the EMA’s Committee for Orphan Medicinal Products, or COMP, grants orphan drug designation to promote the development of products which meet the following criteria: a) they are intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union or for products that are intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product; and b) there is no satisfactory method of diagnosis, prevention, or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical study costs, tax advantages and user-fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity for the orphan indication following drug or biological product approval, provided that the criteria for orphan designation are still applicable at the time of the granting of the marketing authorization. This period may be reduced to six years if at the end of the fifth year, the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

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

Our internal computer systems, or those used by our third-party research institution collaborators, CROs or other contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems and those of our future CROs and other contractors and consultants may be vulnerable to damage from computer viruses and unauthorized access. Although to our knowledge we have not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on our third-party research institution collaborators for research and development of our product candidates and other third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our third-party research institution collaborators, CROs, CMOs, suppliers, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, and other natural or man-made disasters or business interruptions, for which we are partly uninsured. In addition, we rely on our third-party research institution collaborators for conducting research and development of our product candidates, and they may be affected by government shutdowns or withdrawn funding. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third party manufacturers to produce and process our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

All of our operations including our corporate headquarters are located in a single facility in Lausanne, Switzerland. Damage or extended periods of interruption to our corporate, development or research facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease or delay development of some or all of our product candidates. Although we maintain property damage and business interruption insurance coverage on these facilities, our insurance might not cover all losses under such circumstances and our business may be seriously harmed by such delays and interruption.

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

Our programs may in the future require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license, maintain or use these proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently and the rights to these formulations may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-

party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment.

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

Our commercial success depends on our ability and the ability of our licensees or collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technology without infringing, misappropriating, or otherwise violating the proprietary rights and intellectual property of third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our product candidates and technology, including patent infringement lawsuits, interferences, oppositions, reexamination proceedings, inter partes review, derivation proceedings and post grant review before the USPTO and corresponding foreign patent offices

Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. For example, we are aware of third party patents that may be construed to cover one or more of our product candidates. If these patents are asserted against us or our licensing or collaboration partners and either we or our licensing or collaboration partners are found to infringe any of these patents, and are unsuccessful in demonstrating that such patents are invalid or unenforceable, then we and our licensing or collaboration partners could be required to pay substantial monetary damages or cease further development or commercialization of one or more of our product candidates. There may also be other third-party patents or patent applications with claims to materials, formulations, methods of manufacture, or methods of treatment related to the use or manufacture of our product candidates and technology. Although we generally conduct a freedom to operate search and review with respect to our product candidates, we cannot guarantee that our search and review is complete and thorough, nor can we be sure that we have identified each and every patent and pending application in the United States and abroad that is relevant or necessary to the commercialization of our product candidates or use of our technology. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents.

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

We are a clinical-stage biopharmaceutical company. Since 2003, while we have received upfront and milestone payments from our collaboration partners and certain other revenue, we have also incurred significant operating losses. For example, we incurred net losses (defined as net loss attributable to owners of the company) of CHF 26.4 million for the year ended December 31, 2017. In addition, we had accumulated losses of CHF 72.6 million as of December 31, 2017.

Our losses have resulted principally from research and development expenses and from general business and administrative expenses. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts for our current and future product candidates and seek to obtain regulatory approval and commercialization of such product candidates.

To date, we have financed our cash requirements primarily from the proceeds from our initial public offering (“IPO”) in September 2016, share issuances and revenues from collaboration agreements. We have no products approved for commercialization and have never generated any revenues from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we or our collaboration partners complete pivotal clinical studies and have a product candidate approved for commercialization and we begin to generate revenue or royalties from product sales.

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

While we have generated revenue from upfront and milestone payments related to our collaboration agreements, we have no products approved for commercialization and have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and obtain the marketing approvals necessary to commercialize, one or more of our product candidates. We do not anticipate generating revenue from product sales unless and until we or our collaboration partners obtain regulatory approval for, and commercialize, our product candidates. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

•	completing research and clinical development of our product candidates, including us or our collaboration partners, as the case may be, successfully completing a Phase 3 clinical studies of crenezumab, a Phase 2 clinical study of our anti-Tau antibody candidate, a Phase 1/2 clinical study of ACI-24 for AD, a Phase 1b clinical study of ACI-24 in Down syndrome, a Phase 1b clinical study of ACI-35 and a Phase 1 for our Tau-PET Imaging tracer candidate;

•	obtaining marketing approvals for our product candidates, including crenezumab, ACI-24 for AD or ACI-35 or our anti-Tau antibody candidate, for which we complete clinical studies;

•	developing a sustainable and scalable manufacturing process for any approved product candidates and

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

We are currently advancing our product candidates through clinical development, either together with a collaboration partner (crenezumab, ACI-35 and our anti-Tau antibody candidate, Tau-PET imaging tracer candidate) or independently (ACI-24 for AD and Down syndrome). We expect our research and development expenses to continue to increase in connection with our ongoing activities, particularly as we and/or our collaboration partners continue our ongoing studies and initiate new studies of crenezumab, ACI-24 for AD, ACI-35, our Tau-PET imaging tracer candidate and our anti-Tau antibody candidate and initiate preclinical and clinical development of our other product candidates. As of December 31, 2017, we had cash and cash equivalents of CHF 124.4 million. We currently believe that our existing capital resources, not including potential milestone payments, will be sufficient to meet our projected operating requirements for at least through the second quarter of fiscal year 2019. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

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

We expect that we will require additional capital to commercialize our product candidates. If we receive regulatory approval for our current and future product candidates, and if we have not already licensed such product candidate to a collaboration partner and choose to commercialize such product candidate independently, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. Our costs have also increased as a result of our being a publicly traded company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

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

As of December 31, 2017, we reported tax loss carryforwards from financial years 2011 until 2017 for purposes of Swiss corporate income tax in the aggregate amount of CHF 62.6 million that could be available to offset future taxable income. If not used, these tax losses will expire seven years after the year in which they were incurred. Due to our limited income, there is a high risk that the tax loss carryforwards will expire partly or entirely and cannot be used to offset future taxable income thereafter for Swiss corporate income tax purposes.

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

Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more product candidates. We currently have one product candidate that has completed Phase 2 clinical studies. Enrollment in Phase 3 clinical studies of crenezumab initiated by our collaboration partner Genentech started in the first quarter of 2016 and first quarter 2017, respectively. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates.

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

To date, neither we nor our collaboration partners have completed all clinical studies required for the approval of any of our product candidates. Crenezumab has completed Phase 2 clinical testing and is currently in two Phase 3 clinical studies, ACI-24 for AD is in a combined Phase 1/2a clinical study, ACI-24 for Down syndrome is in a Phase 1b clinical study, ACI-35 completed a Phase 1b clinical study, our anti-Tau antibody candidate is in a Phase 2 clinical study and our Tau-PET imaging tracer candidate is in a Phase 1 clinical study. The development of our other product candidates is less advanced and studies have not yet started.

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

We have conducted and may in the future choose to conduct one or more of our clinical studies outside the United States, including in Germany, Austria, Denmark, Sweden, Finland, the UK and Poland. The acceptance of study data from clinical studies conducted outside the United States or another jurisdiction by the FDA or applicable foreign regulatory authority may be subject to certain conditions. In cases where data from foreign clinical studies are intended to serve as the basis for marketing approval in the United States, the FDA will not approve the application on the basis of foreign data alone unless the following are true: the data are applicable to the United States population and United States medical practice; the studies were performed by clinical investigators of recognized competence; and the data are considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on- site inspection or other appropriate means. Additionally, the FDA’s clinical study requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar requirements. In addition, such foreign studies would be subject to the applicable local laws of the foreign jurisdictions where the studies are conducted. There can be no assurance that the FDA or any applicable foreign regulatory authority will accept data from studies conducted outside of the United States or the applicable jurisdiction. If the FDA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional studies, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our drugs or drug candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

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

In 2018, we continue to face uncertainties because of continued U.S. federal legislative and administrative efforts to repeal, substantially modify or invalidate some or all of the provisions of the Health Care Reform Law. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, or the Budget Resolution, that authorized the implementation of legislation that would repeal portions of the Health Care Reform Law. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under Health Care Reform Law to waive, defer, grant exemptions from, or delay the implementation of any provision of Health Care Reform Law that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. The practical implications of that order are unclear, and the future of the Health Care Reform Law is uncertain. Congress also could consider subsequent legislation to replace elements of the Health Care Reform Law that are repealed. There is no assurance that the Health Care Reform Law, as currently enacted or as amended in the future, will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

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

In the European Union, new clinical trial regulations are scheduled to come into force in 2019. This new legislation will enforce the centralization of clinical trial applications and approvals, which will eliminate redundancy, but in some cases this may extend timelines for clinical study approvals due to potentially longer wait times. The new General Data Protection Regulation (GDPR) will become effective in 2018 in all EU Member States. Although it is expected that the GDPR will provide consistency across the territory of the EU, it imposes more onerous requirements concerning consent and the obligations of Data Controllers, among other measures, which may increase the costs and extend timelines of our product development efforts. Austerity measures in certain European nations may also affect the prices we are able to seek if our products are approved, as discussed below. Furthermore, the decision of the United Kingdom (UK) to withdraw from the European Union (EU) will result in the relocation of the EMA in 2019. While the EMA has developed and initiated a business continuity plan to deal with the uncertainty and workload implications linked to the Agency’s relocation, it is likely that many of the Agency’s operations will be disrupted for a certain period of time, resulting in reduced opportunities for scientific discussions on our product development plans and possible delays for product approvals.

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

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from U.S. government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business with is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

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

Broad market and industry factors may materially affect the market price of companies’ stock, including ours, regardless of actual operating performance. Furthermore, issuers such as ourselves whose securities have historically had limited trading volumes and/or have been susceptible to relatively high volatility levels can be particularly vulnerable to short seller attacks and trading in our common shares by non-fundamental investors such as hedge funds and others who may enter and exit positions in our common shares frequently and suddenly, causing increased volatility of our share price. Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of buying identical securities at a later date to return to the lender, and profit from a decline in the value of the securities in the process. The publication of any commentary by short sellers with the intent of creating negative market momentum may bring about a temporary, or possibly long term, decline in the market price of our common stock.

Certain of our existing shareholders exercise significant control over us, and your interests may conflict with the interests of our existing shareholders.

Certain principal shareholders as well as our executive officers and directors together beneficially own approximately 60.5% of our common shares. Depending on the level of attendance at our general meetings of shareholders, these shareholders may be in a position to determine the outcome of decisions taken at any such general meeting. To the extent that the interests of these shareholders may differ from the interests of the company’s other shareholders, the latter may be disadvantaged by any action that these shareholders may seek to pursue. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.

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

Our management will have broad discretion in the application of our cash and cash equivalents. Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular product candidates or therapeutic areas may not lead to the development of any viable commercial product and may divert resources away from better opportunities. If we make incorrect determinations regarding the viability or market potential of any of our programs or product candidates or misread trends in the biopharmaceutical industry, in particular for neurodegenerative diseases, our business, financial condition and results of operations could be materially adversely affected. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases and disease pathways that may later prove to have greater commercial potential than those we choose to pursue, or relinquish valuable rights to such product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to invest additional resources to retain sole development and commercialization rights. We regularly review the designation of each program as core or seed, and terminate those programs which do not meet our development criteria.

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

Under Swiss law, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits from previous fiscal years, or if the corporation has distributable reserves, each as evidenced by its audited statutory balance sheet. Freely distributable reserves are generally booked either as “free reserves” or as “capital contributions” (apports de capital, contributions received from shareholders) in the “reserve from capital contributions.” Distributions may be made out of issued share capital—the aggregate nominal value of a company’s issued shares—only by way of a capital reduction. As of December 31, 2017, the Company has CHF 179.4 million of qualifying capital contributions and CHF 1,146,983.80 of issued and outstanding share capital (consisting of 57,349,190 common shares each with a nominal value of CHF 0.02 and no preferred shares) on its audited statutory balance sheet.

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

Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

•	the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;

•	the judgment of such non-Swiss court has become final and non-appealable;

•	the judgment does not contravene Swiss public policy;

•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

•	no proceeding involving the same parties and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

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

We are a foreign private issuer. As a result, in accordance with NASDAQ Listing Rule 5615(a)(3), we comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of NASDAQ. Swiss law does not require that a majority of our board of directors consist of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to NASDAQ Listing Rule 5605(b)(1). In addition, we are not subject to NASDAQ Listing Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present.

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2018 (or the end of our second fiscal quarter in any subsequent fiscal year), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2019 (or the first day of the fiscal year immediately succeeding the end of such second quarter). In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud among other objectives. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue and cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common shares.

We are required to disclose changes made in our internal controls and procedures and our management is required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” until the end of our fiscal year 2021. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not.

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

An increase in our tax rate could occur, which could adversely affect our financial results.

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

For further discussion, see “Item 10. Additional Information—E. Taxation.”

Although we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in 2017, and we do not expect to be a PFIC in the immediately foreseeable future, if we were a PFIC U.S. shareholders may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our business plan and certain estimates and projections, including as to the relative values of our assets, we do not believe that we were a PFIC for our 2017 taxable year and do not expect to be a PFIC in the immediately foreseeable future. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2018 or any future years is uncertain because, among other things, (i) we currently own, a substantial amount of passive assets, including cash, and (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

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

B.       Business overview

We are a clinical stage biopharmaceutical company focused on neurodegenerative diseases with five product candidates in clinical trials. We leverage our two proprietary technology platforms to discover, design and develop novel, proprietary small molecules, antibodies and vaccines for prevention, diagnosis and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, Tau, alpha-synuclein and Tar Binding Protein (TDP-43). We believe that our large and diverse pipeline of nine therapeutic candidates and three diagnostic candidates has the potential to drive a paradigm shift in the treatment of a broad spectrum of neurodegenerative and other diseases related to protein misfolding.

A summary of the business highlights in 2017 is provided in the graph below:

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

•	AD is the most common form of dementia, which affects an estimated worldwide patient population of 47 million in 2015, and is expected to grow to 75 million by 2030 and 132 million by 2050, according to the World Alzheimer Report 2015. The estimated aggregate cost of prevention and treatments in the United States was $172 billion in 2010 and is estimated by Alzheimer’s Disease International, or ADI, to grow to $408 billion in 2030 and $1,078 billion in 2050. ADI estimated that the cost of prevention and treatment in the United States could be reduced from over a trillion dollars to $631 billion in 2050 if the onset of AD could be delayed by five years in the patient population. In addition, at autopsy, AD has been reported in 80% of people with Down syndrome over age 40 and 100% over age 60. Down syndrome affects approximately one in 1,000 live births worldwide;

•	AD is typically diagnosed by neurologists and psychiatrists through a series of cognitive and functioning tests once symptoms are clinically present, resulting in diagnosis at later stages of the disease after irreversible loss of neurons has already occurred. Currently approved AD treatments include medications that only treat the symptoms of the disease. The clinical benefit derived from these symptomatic treatments is typically incomplete. Only between 40 and 70 percent of patients with AD benefit from taking symptomatic treatments and the symptoms improve for 6 to 12 months in most cases;

•	Therapeutic development for AD is increasingly focused on treating early stages of the disease to delay or prevent progression and to preserve the maximum amount of cognitive function before irreversible neuronal damage occurs. Most clinical studies now target mild stages of the disease, increasing the need for accurate diagnosis that is independent of potentially subjective and otherwise sub-optimal cognitive metrics. Diagnostics therefore have a crucial role in selecting more uniform and stage-specific clinical study subjects, tracking patient progress and results, managing patients receiving treatment and ultimately diagnosing the disease at its earliest stage for immediate treatment; and

•	PD, the second most common neurodegenerative disease worldwide, affects an estimated 7 to 10 million people. In PD, the use of symptomatic treatments, such as levodopa, is associated with the loss of control of motor functions in approximately 50% of patients who have taken the drug for 5 years or longer.

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

Our Strategy

Our goal is to become a global leader in precision medicine for the treatment of neurodegenerative diseases. To that aim we are executing a clear business strategy around three pillars: (i) Alzheimer’s disease, (ii) other significant neurodegenerative diseases and neuro-orphan indications, and (iii) diagnostics.

The first pillar is Alzheimer’s disease, where we are developing best-in-class late stage assets, preventive or therapeutic vaccines in partnership or as fully owned assets and where we are working to establish a pipeline of disease modifying small molecules.

The second pillar is other non-AD neurodegenerative diseases and neuro-orphan indications, where we aim to discover therapeutic treatments for Parkinson’s disease and leverage our AD therapeutics in Down syndrome, progressive supranuclear palsy (PSP) and other neuro-orphan diseases.

The third pillar is represented by diagnostics, where we accelerate the diagnostic pipeline to late stage development and use the diagnostics to improve clinical trials and to establish external partnerships.

Key elements of our strategy continue to include:

Advancing our product candidates, in partnership or alone, from clinical development to regulatory approval and potential commercialization. Our products include:

•	Crenezumab. Our collaboration partner, Genentech, will advance crenezumab through Phase 3 clinical studies and seek regulatory approval. We believe that crenezumab’s efficacy, coupled with its safety profile, has the potential to become a best-in-class disease-modifying treatment for AD.

•	ACI-24. We will continue to advance ACI-24, to complete an ongoing Phase 1/2a clinical study to evaluate the safety, tolerability, immunogenicity and biomarker endpoints in people with mild to moderate AD, and through a Phase 2 clinical study in people with AD. Our Phase 1b clinical study of ACI-24 in people with Down syndrome is intended to assess safety and started in December 2015. We own the global rights to ACI-24 and we intend to continue to develop ACI-24 in-house as a therapeutic candidate.

•	ACI-35. The Phase 1b clinical study delivered encouraging interim results. Janssen Pharmaceuticals and AC Immune will move the anti-Tau vaccine program forward through the next phase of development; this is supported by scientific advice from regulatory authorities.

•	Our Anti-Tau antibody candidate. Our collaboration partner, Genentech, is advancing an anti-Tau antibody candidate through a Phase 2 clinical study, which started in the fourth quarter of 2017.

•	Diagnostic candidates. In addition to the above product candidates, we will continue to develop our complementary diagnostic product candidates for Tau, alpha-synuclein and TDP-43 to advance these through clinical development, either independently or with collaboration partners.

Expanding into other neurodegenerative and neuro-orphan diseases

We will continue to leverage our proprietary technology platforms to develop product candidates that share the same disease targets like misfolded Abeta, Tau, alpha-synuclein and TDP-43 proteins, which are the key features of many neurodegenerative diseases. We pursue selected neuro-orphan indications, such as progressive supranuclear palsy (PSP) and Huntington’s disease, as well as Tau-related orphan diseases, such as frontotemporal dementia and corticobasal degeneration. Pursuing neuro-orphan indications may enable us to obtain a streamlined regulatory approval pathway and favorable reimbursement treatment of any approved products.

Accelerating the advancement of our diagnostic portfolio

We are also developing a complementary diagnostics portfolio. We currently have three diagnostics candidates in our pipeline that we developed using our Morphomer platform that targets Tau, alpha-synuclein and TDP-43. Our Tau-PET imaging agent is currently undergoing Phase 1 studies and we are working with our partner, Piramal Imaging, to advance this product candidate through the clinical development process. We are also developing PET imaging diagnostics for diseases resulting from the misfolding of alpha-synuclein and TDP-43 proteins.

We are leveraging the duality of our therapeutic and diagnostic approaches to seek to become the leader in precision treatment of neurodegenerative diseases. The goal of precision medicine is to deliver optimally targeted and timed interventions tailored to an individual's molecular drivers of disease. The biggest limitation in neurodegenerative disease management is the lack of appropriate biomarkers and reliable diagnostics for early disease detection and the absence of approved disease-modifying therapies. We believe that the future treatment paradigm for neurodegenerative diseases will likely involve early disease diagnosis and combination therapy, leveraging both symptomatic and disease-modifying treatments, with different disease-modifying treatments used at various points in the progression of the disease. We believe that our multi-pronged approach to neurodegenerative disease diagnosis and treatment may result in the generation of individualized treatment options for patients and improve clinical outcomes.

Strategically collaborating or selectively partnering for the development and commercialization of product candidates

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

Our Approach to Treating Diseases Related to Protein Misfolding

Protein folding and unfolding are important ways of regulating the protein’s biological activity and cellular location. Misfolding of proteins occurs due to a breakdown of cellular quality control systems, and is a common feature of many neurodegenerative diseases. Research has shown that misfolded proteins are not only unable to carry out their normal functions, but also aggregate to form deposits in the brain that eventually lead to neuronal damage and cell death. The progression of neurodegenerative diseases, such as AD and PD, is linked to the misfolded conformations of proteins, such as Abeta, Tau, alpha-synuclein and TDP-43.

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

Opportunity for AC Immune in Neurodegenerative Diseases

We intend to change the way that neurodegenerative diseases are treated and to differentiate our business by combining reliable diagnostic tools that facilitate intervention at earlier stages of the disease with therapies that treat the underlying disease, caused by misfolded protein targets. As shown in the diagram below, AC Immune’s pipeline, comprised of antibodies, vaccines and small molecules, is well situated to address the present and future treatment paradigms of neurodegenerative diseases involving different disease-modifying treatments at various points in the progression of the disease, including combinations thereof.

We believe that our lead product candidate, crenezumab, is ideally positioned to be at the forefront of disease-modifying and preventative medicine due to its demonstrated efficacy in milder AD subjects and favorable safety profile. Unlike the current standard of care, crenezumab and our other therapeutic product candidates seek to modify the course of AD by intervening at an earlier stage of the disease progression prior to irreversible neuronal damage. Beyond AD, we believe that we can leverage our proprietary platforms to generate additional molecules that treat the causes of other neurodegenerative and neuro-orphan diseases, such as Parkinson’s disease, multiple system atrophy, PSP, frontotemporal dementia, Pick’s disease, Corticobasal degeneration and Huntington’s disease. We believe that the future treatment paradigm for neurodegenerative diseases will involve different disease-modifying treatments used at various points in the progression of the disease. One such combination may be passive immunization targeting Abeta, such as crenezumab together with anti-Tau antibodies or immunotherapies and small molecules targeting Abeta or Tau.

We believe that we are a leader in discovering new PET imaging agents to improve the timing and accuracy of diagnoses in neurodegenerative diseases. We have three diagnostic candidates in our pipeline that were developed through our Morphomer platform and that target Tau, alpha-synuclein and TDP-43. We believe our Tau-PET imaging program has received external validation through our partnership with Piramal Imaging, a leader in imaging agents. We are also developing an alpha-synuclein and TDP-43 PET imaging agent for PD and other neurodegenerative diseases. We believe that our diagnostic product candidate pipeline will complement our disease-modifying treatment product candidate pipeline, with the ultimate goal of reshaping the clinical course and treatment of neurodegenerative diseases.

Our Proprietary Technology Platforms

Our two unique proprietary and versatile technology platforms are engines to drive the growth of our development: our SupraAntigen platform, which is our biological and immunological platform, and our Morphomer platform, which is our small molecule, chemical platform. These platforms are designed to generate vaccines, antibodies and small molecules, respectively, which selectively interact with misfolded proteins that are common in a broad range of neurodegenerative diseases.

Our SupraAntigen platform generates humanized monoclonal antibodies and vaccines for use as passive and active immunotherapies that are highly specific for pathological, or misfolded, forms of proteins typically found in neurodegenerative diseases.

The key advantages of the SupraAntigen platform include:

•	Highly selective conformation-specific immunotherapy;

•	Generation of antibodies and vaccines;

•	Generation of a rapid antibody response; and

•	Favorable safety (T-cell independence).

Product candidates generated utilizing the SupraAntigen platform include crenezumab in Phase 3 in AD, ACI-24 in Phase 1/2a in AD and Phase 1b in DS, ACI-35 in Phase 1b in AD, an anti-Tau antibody in Phase 2 in AD and the pre-clinical antibodies for alpha-synuclein/TDP-43 in PD and neuro-orphan indications.

Our Morphomer platform represents a highly promising technology that enables us to generate conformation specific small molecules through rational design. As of December 31, 2017, our Morphomer library consisted of more than 3,500 compounds. This proprietary platform enables us to generate small molecules that bind to their target and break up neurotoxic protein aggregates or act as propagation inhibitors.

Therapeutic product candidates generated by the Morphomer platform include the pre-clinical therapeutic programs Morphomer Abeta in Glaucoma, Morphomer Tau in AD, Morphomer alpha-synuclein in PD and the diagnostic programs Tau-PET imaging agent in Phase 1 in AD and PSP and alpha-synuclein-PET and TDP-43 PET imaging agents in a pre-clinical stage.

Our AD Programs

Crenezumab

Crenezumab is a humanized, conformation-specific monoclonal antibody that targets misfolded Abeta and has a broad binding profile. Crenezumab was developed using our proprietary SupraAntigen platform. In 2006, we licensed crenezumab to Genentech, a company with a long history of developing and commercializing innovative biologics.

We believe crenezumab may have the following important competitive advantages relative to other drugs targeting Abeta in development:

Mechanism of Action:

•	Crenezumab recognizes and binds to multiple forms of Abeta, including monomeric, oligomeric and fibrillar Abeta that are found in amyloid plaques. In contrast, certain other antibodies in development such as solanezumab and aducanumab have only been shown in studies to recognize a subset of Abeta forms;

•	Due to its capacity to bind to multiple forms of Abeta, with 10-old higher specificity to oligomers, which are thought to be the most toxic species, crenezumab also protects against oligomer-induced neurotoxicity;

•	Linked to its unique epitope, crenezumab has been shown to promote disaggregation of existing Abeta aggregates and to disrupt their assembly to prevent amyloid plaque formation. The crystal structure reveals binding interactions that are consistent with this flexible binding profile and provides further explanation for crenezumab’s ability to block aggregation and to promote disaggregation; and

•	Crenezumab has been designed with an IgG4 backbone to reduce effector function on microglia and to clear Abeta from the brain while limiting inflammation. Crenezumab’s lack of binding to vascular amyloid and the dense core of Abeta plaques results in a reduced risk of ARIA-E and neuroinflammation and allows for higher dosing.

Signal of activity in milder AD patients (MMSE 22-26) in Phase 2 clinical trials:

•	In the proof-of-concept Phase 2 studies of crenezumab, a positive trend in cognition was observed with a greater effect on cognition in patients with a milder stage of AD (MMSE 22-26);

•	In the ABBY cognition study there was a statistically significant 35% reduction in the rate of cognitive decline in the non-pre-specified milder AD patient population (MMSE 22-26) for the high-dose arm; and

•	In the BLAZE biomarker study, the high-dose arm showed a consistent trend of reduced Abeta accumulation in the brain over time, as shown in two independent exploratory analyses of florbetapir-PET data. In addition, results have shown that crenezumab has the ability to enhance the removal of these proteins from the brain as evidenced by a significant increase in CSF Abeta, confirming target engagement by crenezumab.

Favorable safety profile allowing for potentially higher dosing:

•	Phase 2 data from ABBY and BLAZE studies suggested that there were no imbalances in overall rate of Adverse Events, or AEs, and AEs were not dose-related, with only one case of asymptomatic ARIA-E (0.4% in ABBY, 0.3% on active pooled) in crenezumab patients. AEs also included inflammation of the throat and nasal passages, urinary tract infections and upper respiratory infections. However, no patients in the studies experienced serious adverse events that we believe were related to the administration of crenezumab;

•	Crenezumab is a member of the IgG4 isotype subclass of antibodies. This isotype was selected because IgG4 antibodies are associated with a greatly reduced ability to cause inflammation. By contrast, all other antibody products currently in development that target Abeta are of the IgG1 isotype subclass, which is associated with a higher incidence of inflammation-related ARIA-E. Dose limiting toxicities are a major risk for failure of competing antibody products. Potential safety at high doses is a key product feature of crenezumab. In exploratory research studies, crenezumab demonstrated a tendency to preferentially bind to oligomeric Abeta and consequently there was no detectable binding to the core of plaques known to lack oligomers. Furthermore, crenezumab did not bind to vascular amyloid plaques potentially further explaining its preferentially safety profile regarding ARIA-E formation;

•	A Phase 1 study with higher doses of crenezumab up to 120mg/kg showed investigator assessed drug-related serious adverse events and no events of ARIA-E supporting the dose of 60mg/kg in Phase 3 clinical trials CREAD; and

•	Crenezumab is currently evaluated in two Phase 3 clinical trials in prodromal to mild AD patients which started in the first quarter 2017 (CREAD 2) and 2016 (CREAD 1), respectively. Additionally a Phase 2 clinical prevention trial is ongoing in 300 cognitively healthy individuals of whom 200 are genetically predisposed to develop early AD.

Ref: (1) Lin et al, CTAD 2017; (2) Budd-Heaberlein, JPAD 2017; (3) Andelkovic, CTAD 2017; (4) Siemers et al, Alzheimers et al, Alz (5) Logovinsky et al, Alzheimer's Research & Therapy 2016; (6) Salloway et al, New England Journal of Medicine 2014

The figure above sets forth crenezumab’s multiple neuroprotective mechanisms of action, in particular direct binding and inhibition of toxic Abeta oligomers which may demonstrate crenezumab's clinical benefit.

Results from pre-clinical studies

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

At the 2017 Clinical Trials on Alzheimer’s Disease (CTAD) meeting the results from in vivo studies in PS2APP transgenic mice demonstrated that crenezumab localizes to brain areas with putative high concentrations of Abeta oligomers (i.e. the periphery of amyloid plaques and hippocampal mossy fibers) and that crenezumab does not bind to the dense core of plaques or vascular amyloid in AD transgenic mice.

The figure above shows that crenezumab binding is present along the periphery (halo) of the plaques and the binding is weak at the plaque core.

The figure above shows the selective dose-dependent binding of crenezumab to hippocampal mossy fiber tract in PS2APP mice. The binding is not seen with control IgG. The binding to those regions may reflect binding to soluble oligomeric Abeta.

Ref to the three figures above: Atwal et al, CTAD 2017

The figure above shows the absence of binding to vascular amyloid in PS2APP mice.

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

Ref: Mackey et al, AAIC 2016

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

Safety Data from ABBY and BLAZE Studies

Crenezumab demonstrated favorable safety and tolerability in Phase 2 clinical studies even at high doses. Crenezumab’s safety profile is especially reflected in a low incidence of ARIA-E (0.3%) in Phase 2 clinical studies. ARIA-E was observed in only one patient who received high-dose intravenous crenezumab in the ABBY study. No case of ARIA-E was reported in the placebo arm or the BLAZE study. Favorable pharmacokinetic properties coupled with a favorable safety and tolerability profile enables crenezumab to penetrate the brain more readily at therapeutically relevant doses. Since dose limiting toxicities are a potential reason for the failure of other antibodies to demonstrate efficacy, crenezumab’s potential safety at high doses is a key distinguishing product feature.

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

Phase 1b Study to explore higher doses

To explore safety at higher doses, crenezumab was tested in a Phase 1b dose escalation clinical study (NCT02353598) conducted in the United States. This randomized, placebo-controlled, double-blind, four parallel-arm study evaluated the safety and tolerability of at least four doses of intravenous crenezumab in 77 patients with mild to moderate AD (MMSE 18-28) between the ages of 50 to 90. An optional open-label extension stage was offered to patients after completion of the double-blind stage of the study. At the 2017 AAIC meeting, Genentech presented the results of the four cohorts with mild-to-moderate Alzheimer’s disease. No dose-limiting toxicities were observed at 30, 45, 60 and 120 mg/kg doses of crenezumab. No events of Amyloid Related Imaging Abnormality-Edema (ARIA-E) were observed in the Phase 1b study and only few patients (6 of 75) showed asymptomatic Amyloid Related Imaging Abnormality-Hemsiderin (ARIA-H).The pharmacokinetic profile of crenezumab is dose proportional up to the 60 mg/kg dose and is consistent with historical data. The serum concentrations at this dose are four times higher than in the 15mg/kg dose used in the Phase 2 trials. These safety and pharmacokinetic data of the Phase 1b dose escalation study support the continued treatment of patients with crenezumab at the higher dose of 60 mg/kg.

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

The five-year study has cognitive endpoints. An interim analysis is possible according to the protocol, but the data and results of that analysis may not be made public due to patient sensitivity.

Ongoing Phase 3 Studies (CREAD 1 and 2)

Genentech entered Phase 3 clinical development of crenezumab in the first quarter of 2016 with CREAD 1, which was fully recruited in the fourth quarter of 2017. The second Phase 3 clinical trial started in the first quarter of 2017. Both studies are ongoing and follow the same study protocol given below. The randomized, double-blind, placebo-controlled, parallel group Phase 3 study will enroll about 750 participants with prodromal or mild AD at the age of 50-85 years. A high dose of crenezumab (60mg/kg) is administered intravenously once every 4 weeks for 100 weeks. Primary outcome measure is change from baseline to week 105 in Clinical Dementia Rating - Sum of Boxes (CDR-SB) score. An exposure-response model to evaluate the best dose of crenezumab for the treatment of Alzheimer’s disease was established and predicts an improved outcome of the CREAD Phase 3 study by using the higher dose of 60mg/kg relative to the Phase 2 trials. The CREAD 1 final data collection date for primary outcome measures is expected by August 2020, with study completion by July 2021. CREAD 2 final data collection date for primary outcome measures is expected by October 2021, with study completion expected by October 2022.

Exposure-response model results: correlation between crenezumab exposure (AUC at steady state) and treatment effect reaching asymptote at projected exposure of 60mg/kg

Exposure-response model results: clinical trial simulations of Phase 3 study design predict 41% relative reduction on ADAS-Coq12 and 44% on CDR-SB in the milder AD population (MMSE 22-26)

ACI-24

ACI-24 is a vaccine candidate that is in a combined Phase 1/2a clinical study for AD. ACI-24 was developed utilizing our SupraAntigen platform, and is designed to stimulate a patient’s immune system to produce antibodies that specifically target the misfolded Abeta conformer to prevent plaque accumulation and to enhance plaque clearance. Pre-clinical data demonstrated significant activity in plaque reduction and memory restoration. ACI-24 has a favorable safety profile, characterized by a lack of observed local inflammation and a mechanism of action independent of inflammatory T-cells. ACI-24 is fully owned by AC Immune and has been developed in-house.

Phase 1/2a Study

 Phase 1/2a Study Design

To be considered a Phase 1/2a study, a study or part of it must include as a primary goal the assessment of efficacy in a patient population, assessed using either clinical endpoints or biomarkers. This is in contrast to a Phase 1 study where the primary goal typically includes safety and pharmacokinetic or pharmacodynamic measures.

The ACI-24 study was planned as an adaptive design study where, after completion of a first step assessment of safety and immunogenicity at different doses, the study may be expanded to assess the efficacy at the best dose in a Phase 2a-type design.

The Phase 1 part of the combined Phase 1/2a study is currently ongoing with the last patients of cohort 4 being enrolled in the one-year safety follow up period. Originally, each dose cohort was planned to be followed by a two-year treatment-free safety period. The efficacy, tolerability and immunogenicity of ACI-24 were tested in mild to moderate AD patients with four different doses in a randomized, placebo controlled, double blind study. The different doses were tested via an ascending dose design in four consecutive cohorts with 12 patients each (9 on active, 3 on placebo treatment). ACI-24 was administered by subcutaneous injection with multiple injections per cohort.

Phase 1 Study Data

Safety and tolerability

Due to the observed favorable safety profile, the treatment free safety follow-up period of the Phase 1 part of the study was shortened to one year and is currently ongoing. In the current safety analysis thirteen serious adverse events were observed. All events were considered to be unrelated to study treatment and included one malignant colon polyp; one wound infection associated with a planned hip replacement; one radius fracture; an intra-abdominal cancer of unknown origin followed by death of the patient; one fall complicated by vertebral compression fracture; acute chest pain; one death due to AD; one death considered to be due to complications from coronary artery disease; one case of pneumonia; one case of breast cancer; and three successive episodes of pancreatitis in addition to gallstones in one patient. Until now, the ACI-24 vaccine is considered as very safe and well tolerated.

Antibody response

Antibody responses were only observed in the two higher dose groups of cohort 3 and 4 indicating a dose dependent effect of the vaccine. No antibody response was observed in placebo treated patients of those cohorts.

PET Imaging and cognitive measures

While the study was not powered to examine efficacy, a dose-dependent trend of reduction in accumulation in brain amyloid measured by PET imaging was observed in cohort 3 and 4. A similar pattern of reduction of clinical decline assessed by the CDR-SB was observed in cohort 3 compared to placebo at week 52 although this did not reach statistical significance.

Next steps

Due to the very promising safety profile and potential dose dependent reduction of amyloid plaques as measured by PET imaging, we plan to move this program forward into a Phase 2 clinical trial. The main readout will be to analyze ACI-24’s effect on amyloid plaque reduction in a larger cohort size. We expect to start this study by the second half of 2018.

ACI-24 in Down Syndrome

Individuals with Down syndrome have an extra copy of chromosome 21 where the gene for APP resides. These individuals have a rate of AD that is three to five times that of the general population and develop the disease at a much younger age. At autopsy, AD has been reported in 80% of people with Down syndrome over age 40 and 100% over age 60. Alzheimer’s-like characteristics develop in more than 98% of people with DS over the age of 40 with up to 80% developing associated dementia over the age of 60. It is estimated that there are 6 million people with DS worldwide, with 250,000 in the United States. Pre-clinical results published by AC Immune in collaboration with Dr. Mobley of the University of California, San Diego in March 2016, shows in a Down syndrome mouse model (Ts65Dn) a 20% significant improvement of the memory and a 27% reduction of Abeta in the brain following vaccination with ACI-DS-01, the mouse equivalent of ACI-24.

A Phase 1b clinical trial (called 3 Star study) is ongoing and evaluates the safety and tolerability of ACI-24, its effect on induction of antibodies against Abeta and biomarkers for Abeta brain and CSF load in the adult participants with Down syndrome. The study is being funded through a grant from the US National Institute on Ageing, a part of the US National Institutes of Health (NIH) with an additional grant from the LuMind Research Down Syndrome Foundation. The dose escalation study includes 24 participants across all cohorts, aged 25 to 45 and treated for 12 months, with a 12-month safety follow up. The recruitment of the Phase 1b study of the first, low-dose cohort of adults with Down syndrome has been completed in the third quarter of 2017. No serious adverse event and no early discontinuation have been reported in the study as of December 20, 2017. The Data Safety Monitoring Board (DSMB) unanimously approved the plan to proceed with cohort 2 as specified in the protocol.

 ACI-35

ACI-35 is a vaccine candidate directed against another key component of the pathology of AD: phosphorylated Tau proteins, or p-Tau, found in Tau tangles. ACI-35 was developed using our SupraAntigen technology and is designed to stimulate a patient’s immune system to produce antibodies against the misfolded and phosphorylated pathogenic conformers of Tau protein that aggregate to create the neurofibrillary tangles that characterize AD. In pre-clinical testing, the vaccine candidate induced an antibody response that was highly specific to misfolded and phosphorylated Tau. This antibody response resulted in a significant reduction of phosphorylated Tau and an improvement in clinical parameters. ACI-35 is the first vaccine candidate against phosphorylated pathological Tau in a clinical study involving patients with mild to moderate AD. The Phase 1b treatment is finished and final data analysis is ongoing. The next phase of clinical development is currently in preparation. In 2014, we entered into a partnership with Janssen Pharmaceuticals, a subsidiary of Johnson & Johnson, for the research, clinical development, manufacture and commercialization of ACI-35.

Phase 1b Study

Phase 1b Study Design

Safety, tolerability and immunogenicity of ACI-35 were tested in a Phase 1b study in mild to moderate AD patients. It was a randomized, placebo controlled double blind study, where ACI-35 was administered via subcutaneous injection. Different doses and dosing schedules were being investigated in an ascending dose design. Multiple injections of ACI-35 were administered per cohort for active or placebo treatment in a three-to-one ratio.

Phase 1b Study Results

Safety

The safety and tolerability in the study was considered acceptable. As reported in 2017, five serious adverse events were observed in three patients during the clinical study of ACI-35. Acute pyelonephritis, or kidney infection, and dizziness were observed in one patient and sick sinus syndrome was reported for a second patient, and these were labeled as possibly related to the study drug due to the close timing proximity with the last administration of ACI-35. In the third patient, urosepsis, or blood poisoning, and pyelonephritis were described and classified as unlikely to be related to the study drug. No further serious adverse events were reported. The only adverse events consistently reported were injection site reactions which were in all cases mild to moderate in severity, transient and self-limiting. In conclusion the vaccine ACI-35 is considered to be safe and well tolerated.

Antibody response

An interim analysis, reported in 2017, had shown a dose dependent and target specific antibody response. Further analysis of the antibody response of the Phase 1b study demonstrated that ACI-35 elicited an initial response after the first immunization, indicating a T-cell independent antibody response which, however, lacked the boosting response desired for an optimal long-term and potentially preventive application. Therefore in a collaborative effort both research teams of AC Immune and Janssen Pharmaceutical successfully developed new formulations of the anti-Tau vaccine. In non-human primates, the new formulation of the anti-Tau vaccine demonstrated a high and long-term boostable antibody response while preserving the high specificity to misfolded and phosphorylated Tau.

Due to the encouraging data, AC Immune and Janssen jointly decided to advance different formulations of the anti-Tau vaccine program to the next stage of development. In a scientific advisory meeting, the regulatory authorities were highly supportive of a shortened pre-clinical development of those new formulations. Both parties are currently focusing on manufacturing efforts and additional safety studies to advance these promising formulations into the next stage of development.

Our Anti-Tau Antibody Candidate

Our anti-Tau monoclonal antibody program generated humanized monoclonal antibodies for use as passive immunotherapies that are highly specific for pathological forms of Tau found in AD brains and other Tauopathies. Results from studies conducted in pre-clinical development demonstrated a significant reduction in pathological Tau with reduced effector function, meaning decreased ability to affect the function of Tau, as well as improvement of long-term spatial memory. The anti-Tau antibody program was out-licensed to Genentech in 2012. The anti-Tau monoclonal antibody known as RO7105705 was discovered and humanized as part of AC Immune’s collaboration with Genentech. It is an IgG4 humanized anti-Tau monoclonal antibody in clinical development for the treatment of AD and other neurodegenerative diseases. It shows a high specificity for pathological Tau and is designed to intercept the cell-to-cell spread of pathological Tau in the extracellular space of the brain.

A Phase 1 clinical trial that involved 75 subjects and evaluated the safety, tolerability, pharmacokinetics and preliminary activity of RO7105705 in people with mild-to-moderate AD and in healthy volunteers was completed in the second quarter of 2017. RO7105705 was administered at single doses of up to 16,800 mg in healthy volunteers and multiple doses of 8,400 mg in healthy volunteers and patients with AD. The results of the Phase 1 clinical trial were presented at multiple conferences, including the AD/PD in Vienna (March 29-April 2, 2017), the AAIC in London (July 15-20, 2017) and the CTAD in Boston (November 1-4, 2017). No dose-limiting toxicities and no serious adverse events were observed up to high dose levels. No participant withdrawals, modifications or interruptions due to an adverse event were reported.

RO7105705 exhibited a dose proportional pharmacokinetic profile, indicated CNS exposure and showed a median half-life of 32.3 days. Plasma total Tau concentration increased with increasing drug doses and was 2 times greater in participants with AD than in healthy volunteers, suggesting a pharmacodynamic signal as shown in the figure below.

Ref: Kerchner et al, CTAD 2017

Following the completion of the Phase 1 clinical trial, a Phase 2 clinical trial was commenced in the fourth quarter of 2017, the dosing of the first patient triggered a milestone payment of CHF 14 million from Genentech to AC Immune. The trial is being conducted by Genentech and will enroll 360 patients to assess the safety, tolerability and efficacy of the anti-Tau monoclonal antibody RO7105705 in people with prodromal-to-mild AD. Participants will receive one of three active doses or placebo for 72 weeks, followed by a 96-week optional open label extension. Primary endpoints include safety measures and the composite functional and cognitive endpoint CDR (Clinical Dementia Rating scale) sum-of-boxes score. Change from baseline in Tau pathological burden is an important exploratory endpoint. The design of the Phase 2 study is shown in the graph below.

Ref: Kerchner et al, CTAD 2017

Pre-clinical and Discovery Stage Therapeutic Programs

Using our SupraAntigen and Morphomer platforms, we have generated additional discovery and pre-clinical stage molecules targeting neurodegenerative diseases, and diagnostics targeting Tau, alpha-synuclein and TDP-43. We currently have five therapeutic product candidates and two diagnostic product candidates in various stages of pre-clinical development. A number of our therapeutic product candidates in pre-clinical development are focused on indications outside of AD and evidence our expansion strategy. Based on the data we have received to date, we believe that our technology platforms can be applied to misfolded proteins across a broad range of indications. The table below lists five pre-clinical product candidates and the lead indication being pursued:

Product Candidate	Target	Lead Indication	Partner	Platform
Morphomer Tau	Tau	AD	N/A	Morphomer
Morphomer Abeta	Abeta	Glaucoma	N/A	Morphomer
Morphomer alpha-synuclein	alpha-synuclein	PD	N/A	Morphomer
Anti-alpha-synuclein antibody	alpha-synuclein	N/A	N/A	SupraAntigen
Anti-TDP-43 antibody	TDP-43	N/A	N/A	SupraAntigen

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

Anti-alpha-synuclein antibody and TDP-43 antibody: The two antibody programs targeting alpha-synuclein and TDP-43 were discovered using the SupraAntigen technology platform. Both antibody programs have unique binding properties allowing them to bind to only the pathological forms of alpha-synuclein and TDP-43, respectively. Alpha-synuclein is an established target for Parkinson’s disease and other Lewy body diseases, while TDP-43 is a recently identified target of growing interest for neuro-orphan indications such as Frontotemporal Lobar Degeneration. Interestingly, both targets also play an important role in other significant neurodegenerative indications such as Alzheimer’s disease, beyond the established hallmarks of Abeta and Tau.

 Diagnostics

Scientists believe that early detection of neurodegenerative diseases is critical to enhancing the effectiveness of both symptomatic and disease-modifying therapies. As a result, therapeutic development for AD increasingly focuses on treating early stage disease to delay or prevent progression and to preserve the maximum amount of cognitive function before it is irreversibly lost. Most clinical studies now target mild or even pre-clinical stages of the disease increasing the need for accurate diagnosis that is independent of potentially subjective cognitive metrics. At least one study estimates that as many as one-third of patients in previous AD studies did not in fact have AD. Accurate and early diagnosis of AD is thus a substantial unmet market need, and diagnostic products will have a key role in generating a new treatment paradigm, including by selecting more uniform and stage-specific clinical study subjects, tracking patient progress and results, managing patients receiving treatment, and ultimately diagnosing disease at its earliest stage for immediate treatment.

We are developing two diagnostic product candidates using our Morphomer technology platform. These product candidates are PET ligands that are tracers that can be used to target Tau, alpha-synuclein and TDP-43 aggregates. In May 2014, we established a license and collaboration agreement for our Tau-PET imaging program with Piramal Imaging. Piramal Imaging commenced a Phase 1 clinical study of the program in the fourth quarter of fiscal year 2016.

Our Tau-PET tracers are designed to bind specifically to the pathological forms of human Tau in AD and other Tauopathies. They have demonstrated an excellent PET tracer profile with their ability to cross the blood-brain barrier and a high selectivity to pathological Tau even in early stage disease.

The severity of cognitive impairment in AD patients is correlated with the presence of Tau protein tangles, leading us to believe that an imaging agent for Tau is equally important. Our Tau-PET tracers are more selective for Tau than Abeta when compared to current published Tau-PET agents in development and can be readily radiolabeled. While PET imaging has improved the diagnosis of AD by targeting Abeta, Tau imaging will further enhance the diagnosis of early AD. To date, there are no approved Tau tracers.

The diagrams above show that our lead Tau-PET imaging compound (PI-2620) has high selectivity with absence of off-target binding in a pre-clinical setting. The interim data of the ongoing Phase 1 clinical study in healthy volunteers and patients with AD and PSP revealed a fast kinetic with a robust brain uptake, fast wash-out in non-target regions and low off-target uptake. As the right diagram shows the lead PET imaging tracer exhibits a distinct, specific Tau distribution pattern in AD and PSP. The reproducibility of the PET-scans was confirmed by a Test Re-test study.

Data from the Tau-PET imaging program were presented at multiple conferences in 2017 including, the AD/PD conference in Vienna (March 29 – April 2, 2017), the AAIC conference in London (July 15-20, 2017) and the CTAD conference in Boston (November 1-4, 2017).

AD diagnostics are a major market opportunity that will be driven by the growth in the aging population and the testing and availability of disease-modifying drugs. We believe a best-in-class Tau tracer has the potential to achieve a substantial market share in this large and growing market.

Alongside our AD diagnostics activities, we have a program targeting PET imaging agents for alpha-synuclein, an important protein involved in PD, and which progressively accumulates in structures in the PD brain. Scientists believe that the misfolding of alpha-synuclein is central to the neurodegenerative process of PD, as well as a number of other disorders, collectively called synucleinopathies, such as Lewy Body Dementia and Multiple System Atrophy, making it a priority target for development of therapeutics and diagnostics. We have identified molecules from our Morphomer library that stain selectively alpha-synuclein pathological structures in human PD brain sections. Those molecules also have suitable properties for the development of PET ligands. Ongoing work to optimize the potency, selectivity and pharmacokinetics of these tracers is being funded by the Michael J. Fox Foundation for Parkinson’s Research and Biogen under the non-exclusive research and development agreement signed in April 2016. In September 2017 we were awarded a continuation of a February 2015 research grant from the Michael J. Fox Foundation for Parkinson's Research.

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

To complement our pipeline of PET imaging tracers, we selected Tar Binding Protein (TDP-43) as a third target. TDP-43 in its physiological function is a protein participating in nucleic acid transport. As Abeta, Tau and alpha-synuclein, TDP-43 misfolds into insoluble, beta-sheet rich aggregates in the cytoplasm of neurons leading to TDP-43 proteinopathies. TDP-43 pathology often appears as a part of mixed pathologies in neurodegenerative diseases. The precise diagnosis and differentiation of early stages of such diseases is of critical importance.

There are no imaging products in the market today targeting TDP-43. This provides us with a unique opportunity to become the first company providing TDP-43-PET imaging to the market. We believe the ability to image TDP-43 deposits in the brain will enable:

•	The diagnosis of primary TDP-43 proteinopathies such as FTD-TDP-43, AD and ALS and separation from other proteinopathies for targeted, early therapeutic intervention;

•	The use of TDP-43 quantification as a biomarker in TDP-43 proteinopathies in clinical studies of novel therapeutic regimens designed to slow or halt disease progression; and

•	The direct diagnosis of TDP-43 co-pathologies in other neurodegenerative diseases for patient segmentation.

The application of TDP-43 imaging agents has the potential to fundamentally change the approach of treating primary and secondary TDP-43 based proteinopathies to provide the best outcome for patients.

License Agreements and Collaborations

Our SupraAntigen and Morphomer platforms have generated large numbers of clinical assets that address diseases related to protein misfolding, such as AD, PD and Down syndrome. Select key assets in the product pipeline have been licensed for upfront payments, milestones and royalties to help offset the cost of our research and internal product development. Discussions with other companies are ongoing. We have signed a number of licensing agreements with leading pharmaceutical companies to assist and accelerate the development of our product pipeline, including:

•	A worldwide licensing agreement with Genentech signed in November 2006 (and amended in May 2015) for crenezumab for AD, under which we may become eligible to receive payments totaling up to approximately $340 million, excluding royalties.

•	A worldwide licensing agreement with Genentech signed in June 2012 for anti-Tau antibodies for AD, under which we may become eligible to receive payments potentially greater than $400 million, excluding royalties.

•	A worldwide licensing agreement with Janssen signed in December 2014 (and amended in April 2016 and July 2017) for therapeutic anti-Tau vaccines for AD, and potentially other Tauopathies, under which we may become eligible to receive payments totaling up to CHF 500 million, excluding royalties.

•	A worldwide licensing and collaboration agreement (“LCA”) with Piramal Imaging signed in May 2014 for small molecule Tau ligands for use as PET tracers under which we may become eligible to receive payments totaling up to EUR 157 million, excluding royalties.

•	A non-exclusive research and development agreement with Biogen signed in April 2016 to collaborate in the research and early clinical development of our alpha-synuclein PET Tracer program for Parkinson’s disease and other synucleinopathies, and a second program for the identification, research and development of novel PET ligands against TDP-43, a protein recently linked to neurodegeneration in diseases such as amyotrophic lateral sclerosis.

•	AC Immune entered into a research collaboration agreement with Essex Bio-Technology Limited signed in May 2017 to collaborate in the research and early clinical development of a new therapeutic agent targeting basic Fibroblast Growth Factor for the treatment of neurodegenerative and neuroinflammatory diseases.

Further information concerning details of AC Immune’s agreements and collaborations can be found under Item 5: Operating and Financial Review and Prospects.

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

Crenezumab: If crenezumab is approved, it would compete with other monoclonal antibody products that target Abeta plaques and act as disease-modifying agents. Currently, no product has been approved that is a disease-modifying agent targeting Abeta plaques. However, including crenezumab, three such product candidates are in Phase 3 clinical development. Biogen’s Aducanumab is being evaluated in two Phase 3 studies in subjects with early Alzheimer’s disease and, similar to crenezumab in 2008, received Fast Track designation from the FDA in 2016. Gantenerumab is being evaluated by Roche, who in March 2017 announced a continuation of dose finding and the start of late stage studies in Alzheimer’s disease at the end 2017. Several other companies have Abeta-targeting assets in earlier clinical stages of development, including Biogen, with BAN2401, currently in a Phase 2 clinical study.

ACI-24 in AD: ACI-24, if approved, would compete with other approved anti-Abeta-targeting therapeutic vaccines. Several potential competing product candidates have not continued through the regulatory approval process, including ACC-001 (Janssen / Pfizer) and AN-1792 (Elan / Janssen), both of which were discontinued after completing Phase 2 studies. Other potential competing product candidates for ACI-24 include ABvac 40

(Araclon Bioscience) which has completed a Phase 1 study and CAD-106 (Novartis International AG), which has completed a Phase 2 study and is currently evaluating AF20513 in a Phase 1 clinical trial. United Therapeutics is developing UB311, which is in a Phase 2 study.

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

Anti-Tau Antibodies: The anti-Tau antibody, designated RO 7105705 by Genentech, is one of several monoclonal antibodies in development targeting Tau to potentially act as disease-modifying agents. Biogen is evaluating BIIB092 (licensed from Bristol-Myers Squibb) in a Phase 2 clinical trial in PSP and AD.

alpha-synuclein and TDP-43 antibodies: Several alpha-synuclein antibodies are currently in development; Biogen entered Phase 2 with BIIB054 in May 2017; Roche/Prothena entered Phase 2 with PRX002 in June 2017; and Astra Zeneca/Takeda is set to enter Phase 1 shortly with MEDI1341. To our knowledge, there are no TDP-43 antibodies in the clinic.

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

As of December 31, 2017 we owned or co-owned approximately 28 issued U.S. patents and 232 issued patents in other jurisdictions, as well as 14 pending U.S. patent applications and 283 pending foreign patent applications. As of December 31, 2017 we licensed approximately 16 issued U.S. patents and 10 pending U.S. patent applications, as well as 159 issued patents in other jurisdictions and 230 pending foreign patent applications.

The patent portfolios for our three most advanced product candidates as of December 31, 2017 are summarized below:

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

Our patent portfolio relating to crenezumab includes patents and patent applications that we own or co-own in four different patent families. As of December 31, 2017, we owned or co-owned approximately 29 patents (not including the patents in the individual countries where the issued European patent was validated) and 41 patent applications in 34 countries in our main patent family directed to the crenezumab antibody and methods of using the crenezumab antibody to treat certain indications, including AD. This patent portfolio includes three issued U.S. patents and three pending U.S. patent applications, which, if the appropriate maintenance or other governmental fees are paid, are expected to expire in 2027, excluding any additional term for patent term adjustments or patent term extensions. This patent portfolio also includes a PCT patent application which was filed on July 13, 2007. If the appropriate maintenance, renewal, annuity, or other governmental fees are paid, national stage applications issuing from this PCT patent application are expected to expire in 2027, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

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

Our patent portfolio for ACI-35 consists of approximately 18 issued patents and 13 pending patent applications in 27 countries. With respect to the U.S., we own one issued U.S. patent.

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

Collaboration Partners and Contract Manufacturing Organizations

Genentech, a leading biotech company with extensive experience in developing, producing and distributing products worldwide from pre-clinical to commercial stages of development, manufactures and supplies clinical study materials for crenezumab and anti-Tau antibodies. Tau-PET imaging compounds are produced in collaboration with Piramal, which is a subsidiary of Piramal Enterprises Limited, a well-established Indian company with a strong chemical background and diverse businesses.

ACI-24 and ACI-35 APIs (active pharmaceutical ingredients) are produced by Bachem AG, which is an experienced company specialized in manufacturing synthetic peptides and based in Bubendorf, Switzerland. Drug products for the advancement of ACI-24 are manufactured by Polymun GmbH, a company based in Kosterneuburg, Austria with significant experience in developing and producing Liposomal formulations, while drug products for the advancement of ACI-35 are produced by Evonik Canada Inc., a company based in Vancouver, Canada with a strong and long experience in the field of liposomal formulation and production.

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

Government Regulation and Our Regulatory Department

Our regulatory department has a strong culture of regulatory compliance, operating under three guiding principles, to:

•	Provide constructive regulatory input for development products;

•	Ensure smooth regulatory approvals by anticipating hurdles; and

•	Build confidence with regulators by continuous communication

The quality assurance group is included within the regulatory department with the mission to:

•	Create and maintain a corporate quality management system; and

•	Ensure GCP, GMP, GLP and GDP compliance

A science driven approach is the cornerstone of our interactions and this has helped us to build and maintain a high level of trust with regulators. Besides informal conversations with the authorities, our regulatory department has conducted several pre-IND meetings with the FDA (ACI-24 for AD and Down syndrome, and Tau-PET Imaging) and Scientific Advice meetings, which are the European equivalent of pre-IND meetings (with German PEI, Swedish Medical Products Agency; Medicine & Healthcare Products Regulatory Agency (UK), Finnish Medicines Agency, and the European Medicines Agency). Since 2008, our regulatory department has filed a total of six clinical trial applications (CTAs) in the EU (Germany, Austria, Denmark, Sweden, UK and two in Finland) and one IND in the US. Given the seriousness of AD and public pressure for new therapeutics, we consider regulatory agencies to be important stakeholders in our product development strategies. We are committed to working closely with global regulatory authorities to adhere to and achieve the highest levels of safety and quality of our product candidates in the most timely and efficient manner. The transparency we have achieved and our goal of a close working relationship with the regulatory agencies, in particular the FDA, are intended to facilitate expeditious execution through the regulatory approval process.

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

The EMA has various programs, including accelerated assessment, conditional approval, and PRIME, that are intended to increase agency interactions, expedite or facilitate the process for reviewing drug candidates, and/or provide for initial approval on the basis of surrogate endpoints. One or more of our product candidates may qualify for some of these expedited development and review programs. Even if a drug candidate qualifies for one or more of these programs, the EMA may later decide that the drug candidate no longer meets the conditions for qualification. Eligibility to the PRIME scheme is limited to products considered to offer a major therapeutic advantage in high unmet need populations. PRIME is a voluntary scheme aimed at enhancing interaction and early dialogue with developers of promising medicines through the early appointment of the product Rapporteur, optimizing development plans and speeding up evaluation so these medicines can reach patients earlier. Products benefiting from PRIME can expect to be eligible for accelerated assessment at the time of application for an MAA.

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

In the EU, the pediatric regulation (Regulation (EC) No 1901/2006 as amended), requires sponsors to submit a pediatric investigation plan at the end of Phase 1. This plan will provide the details of the quality, non-clinical and clinical studies required to support the authorization of a pediatric indication. Additional rules apply to medicinal products for pediatric use under Regulation (EC) No. 1901/2006. Potential incentives include a six-month extension of any supplementary protection certificate granted pursuant to Regulation (EC) No. 469/2009, but not in cases in which the relevant product is designated as orphan medicinal products pursuant to Regulation (EC) No. 141/2000, as amended. Instead, medicinal products designated as orphan medicinal product may enjoy an extension of the ten-year market exclusivity period granted under Regulation (EC) No. 141/2000 to twelve years subject to the conditions applicable to orphan drugs.

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

The future of the Health Care Reform Law remains uncertain. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, or the Budget Resolution, that authorized the implementation of legislation that would repeal portions of the Health Care Reform Law. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the Health Care Reform Law to waive, defer, grant exemptions from, or delay the implementation of any provision of the Health Care Reform Law that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. The practical implications of that order are unclear, and the future of the Health Care Reform Law is uncertain. Congress also could consider subsequent legislation to replace elements of the Health Care Reform Law that are repealed.

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

We did not have any subsidiaries as of December 31, 2017.

D.       Property, plant and equipment

The Company’s capital expenditures were CHF 1.8 million in 2017 with CHF 1.5 million for lab equipment and leasehold improvements. These investments are to enhance our research facilities.

Facilities

We lease approximately 13,200 square feet of space at the Innovation Park of the EPFL (École Polytechnique Fédérale Lausanne), Switzerland as of December 31, 2017. This property serves as our corporate headquarters, our research facility and laboratories. We believe that using the EPFL facilities instead of building our own infrastructure helps us to maximize the value of our research and development capital and make efficient use of our funds as we continue to build and develop our pipeline. Due to the expansion of our research and development team and addition of scientists, we have agreed in February 2018 with the EPFL to lease more than 4,300 square feet of additional space in the Innovation Park. We believe that with this additional space, our existing facilities are sufficient to meet our current needs.

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

A.       Operating results

Overview

We are a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines for prevention, diagnosis and treatment of neurodegenerative diseases associated with protein misfolding. Our lead product candidate is crenezumab, a humanized, monoclonal, conformation-specific anti-Abeta antibody that we developed using our proprietary SupraAntigen platform. Crenezumab commenced Phase 3 clinical studies in the first quarter of 2017 and the first quarter of 2016 and we believe it has the potential to become a best-in-class disease-modifying treatment for Alzheimer’s disease, or AD. Genentech, Inc., a wholly owned subsidiary of Roche, or Genentech, is advancing crenezumab for the treatment of AD under a collaboration agreement with us, pursuant to which it is responsible for the clinical development of crenezumab, including the costs associated with seeking and obtaining regulatory and marketing approvals, manufacturing costs and sales and marketing costs.

Two of our other clinical product candidates, ACI-24 and ACI-35, are being developed using our SupraAntigen platform and target AD through active immunization, where the immune system is stimulated to make its own antibodies against pathological proteins:

•

ACI-24 is our wholly-owned anti-Abeta vaccine candidate currently in a Phase 1/2a study. Due to the clean safety profile and potential dose dependent reduction of Abeta plaques as measured by PET imaging it is planned to move this program forward into a Phase 2. The main objective of the trial will be to analyze ACI-24’s efficiency to reduce Abeta plaques in a larger cohort size. The preparation of the Phase 2 is ongoing and we expect to start this study in the second half of 2018.

•

ACI-35 is an anti-Tau vaccine candidate that we are developing under a collaboration agreement with Janssen. The Phase 1b treatment part is finished and final data analysis is ongoing. AC Immune and Janssen jointly decided to advance the anti-Tau vaccine program into further development. The elaboration of the development plan is under preparation. In a scientific advisory meeting, the regulatory authorities were supportive of a shortened pre-clinical development of new formulations of the anti-Tau vaccine program. Both parties are currently focusing on the manufacturing of the new formulations and additional safety studies to advance these formulations into the next stage of development.

Additionally, a passive anti-Tau monoclonal antibody candidate is being developed under a collaboration agreement with Genentech. The Phase 1 clinical study in patients with AD and healthy volunteers was completed in the second quarter of 2017. Based on the results, the Phase 2 clinical study in 360 prodromal-to-mild AD patients commenced in the fourth quarter of 2017.

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

To date, we have primarily financed our operations through the proceeds from our initial public offering, private placements of preferred securities and upfront and milestone payments from our collaboration partners. We have no products approved for commercialization and have never generated any revenues from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we or our collaboration partners complete pivotal clinical studies and have a product candidate approved for commercialization and we begin to generate revenue and royalties from product sales. Since our inception, we have received upfront and milestone payments from our collaboration partners and certain other revenue. However, we have also incurred significant operating losses. For example, we incurred net losses of CHF 26.4 million for the fiscal year ended December 31, 2017.

Strategic Collaborations and Licensing Agreements

Since our inception, we have entered into strategic collaboration agreements with a range of partners covering a number of our product candidates. We entered into a strategic collaboration with Genentech in November 2006 (as amended in May 2015) regarding the development, manufacture and commercialization of crenezumab, and we refer to this agreement as the 2006 Genentech agreement. In June 2012, we entered into an additional strategic collaboration agreement with Genentech regarding the development, manufacture and commercialization of our anti-Tau antibodies, and we refer to this agreement as the 2012 Genentech agreement. We expect to capitalize on Genentech’s drug development and regulatory expertise and commercial capabilities to bring our partnered therapeutic products to market. In May 2014, we entered into a license and collaboration agreement with Piramal Imaging, a leader in imaging agents, covering our Tau PET Imaging tracer. In December 2014 (and as amended in April 2016 and July 2017), we entered into a strategic collaboration agreement with Janssen regarding the development, manufacture and commercialization of ACI-35, an anti-Tau vaccine. We expect to capitalize on Janssen and Johnson & Johnson’s extensive regulatory expertise and experience in developing, manufacturing and, if approved, commercializing vaccines to bring ACI-35 to market.

In April 2016, we entered into a non-exclusive collaboration with Biogen covering our alpha-synuclein PET imaging tracer and future initiatives targeted at TDP-43 PET imaging tracers, which is a protein that has been recently linked to neurodegeneration in diseases including AD, PD and amyotrophic lateral sclerosis (commonly known as ALS or Lou Gehrig’s disease). In May 2017, we entered into a Research Project Agreement with Essex to develop a recombinant protein therapeutic candidate acting on a unique neuroprotective mechanism for treatment of neurological diseases, such as Alzheimer’s disease and frontotemporal dementia. Essex will provide joint research commitment as well as financial support to AC Immune for the pre-IND development of the biological agent. As part of this agreement, the parties thereto have agreed to an initial two year Research Plan, which intends to develop a basic Fibroblast Growth Factor as a therapeutic for the treatment of neurodegenerative diseases and to generate of novel antibody therapeutics.

Genentech

We have two partnership agreements with Genentech, a company with a reputation for scientific excellence and a history of bringing innovative protein therapeutics to market.

Crenezumab Collaboration Agreement of 2006

We signed our first agreement with Genentech in November 2006 and amended the agreement in May 2015. This is an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal antibody targeting misfolded Abeta. The agreement provides for a second therapeutic product based on the same intellectual property and anti-Abeta antibody compound, as well as an anti-Abeta diagnostic product. Genentech commenced Phase 3 clinical studies for crenezumab in the first quarter of 2016 and the first quarter of 2017.

Under the agreement with Genentech, we may become eligible to receive payments totaling up to approximately $340 million, excluding royalties. The agreement includes upfront and milestone payments. In addition, we will receive royalties on sales. The structure of the collaboration agreement is as follows:

•	An upfront payment;

•	Clinical milestone payments are payable upon commencement of each of Phase 1 and Phase 2 of clinical developments, and upon the earlier of Genentech’s decision to authorize Phase 3 or the commencement of Phase 3 of clinical developments. In addition, for a second indication, clinical milestone payments would be payable upon commencement of Phase 2 of clinical developments and upon the earlier of Genentech’s decision to authorize Phase 3 or the commencement of Phase 3 of clinical developments;

•	Regulatory milestone payments upon making regulatory filings in the U.S. and Europe, respectively, and milestone payments upon obtaining marketing approval in each of the U.S. and Europe. In addition, for a second indication, additional regulatory and approval milestones would be payable.

•	Royalties on sales with different royalty rates applicable in the U.S. and Europe. Royalty levels are tied to annual sales volumes. We will receive royalties on sales of crenezumab with the percentage rates ranging from net high single digits to the mid-teens.

To date, we have received total payments of $65 million (CHF 70.1 million) which comprise upfront and clinical milestone payments. We received a $25 million upfront payment at the time of signing of the collaboration agreement and have since then obtained three milestone payments totaling $40 million, including the Phase 3 milestone payment we received in July 2015.

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

To date, we have received payments totaling CHF 59 million, including a CHF 14 million milestone payment recognized and payment received in the fourth quarter of 2017 associated with the first patient dosing in a Phase 2 clinical trial for Alzheimer’s Disease with an anti-Tau monoclonal body known as RO7105705, a CHF 14 million milestone payment recognized in the second quarter of 2016 and received in July 2016, associated with the announcement of the commencement of the Phase 1 clinical study of the lead anti-Tau antibody candidate and a CHF 14 million milestone payment received in 2015 in connection with the ED-GO decision.

The structure of the collaboration agreement is as follows:

•	An upfront payment;

•	Preclinical and clinical milestone payments upon selection of a lead candidate, commencement of each of Phase 1, 2 and 3 of clinical development. In addition, for a second indication, clinical milestone payments would be payable upon commencement of each of Phase 2 and 3 of clinical development;

•	Regulatory milestones payments upon making regulatory filings for marketing approvals in the U.S., Europe, and Japan, respectively. In addition, for a second indication, similar regulatory milestones would be payable;

•	Commercialization milestones payable upon making a first commercial sale in each of the U.S., Europe and Japan. For a second indication, commercialization milestones exist for each of the U.S., Europe and Japan which are triggered by the first commercial sale for the second indication in each of those jurisdictions; and

•	Royalties on sales with royalty rates differing based on the source of the intellectual property underlying the commercial product.

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

Janssen Pharmaceuticals

In December 2014, we entered into a partnership with Janssen Pharmaceuticals, a Johnson & Johnson company, to develop and commercialize therapeutic anti-Tau vaccines for the treatment of AD and potentially other Tauopathies. The partnership includes a worldwide exclusive license and research collaboration. We and Janssen will co-develop the lead therapeutic vaccine, ACI-35, through Phase 1b completion. From Phase 2 and onward, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35. ACI-35 is an active therapeutic vaccine stimulating the patient’s immune system to produce a polyclonal antibody response against phosphorylated Tau protein.

The agreement also allows for the collaboration to be expanded to a second indication based on the same anti-Tau vaccine program and intellectual property related to this program.

In January 2016, we received a pre-payment of CHF 1.5 million for research and external research costs for 2016. We recognized the proceeds over a 12-month period on a straight-line basis pursuant to the terms of the collaboration agreement. In May 2016, we received a CHF 4.9 million payment for reaching a clinical milestone in the Phase 1b study. As we met all performance obligations on reaching the milestone, we have recognized this milestone as revenue.

As part of this agreement, AC Immune and Janssen have committed to spending approximately CHF 13.8 million in clinical development until the end of the Phase 1b clinical study. Any remaining commitment not spent on the Phase 1b study will be carried forward to cover additional development costs with Janssen continuing to be responsible for any costs above the stated CHF 13.8 million.

In July 2017, AC Immune and Janssen entered into a Second Amendment to the December 2014 License, Development and Commercialization Agreement. The Amendment allows for the alignment of certain payment provisions with the new Development Plan and Research Plan activities. ACI and Janssen will jointly share R&D costs until the completion of the first Phase 2. Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the Phase 1b clinical study by providing 90 days’ notice to us.

The structure of the collaboration agreement is as follows:

•	An upfront payment;

•	Clinical milestone payments upon completion of Phase 1b, commencement of each of Phase 2 and 3 of clinical development. For a second cohort, a milestone payment is payable to us upon commencement of Phase 2 clinical studies. In addition, for a second indication, clinical milestone payments would be payable upon commencement of Phase 3 clinical studies;

•	Regulatory milestone payments upon making regulatory filings in the U.S., Europe, and Japan, respectively. In addition, for a second indication, similar regulatory milestones would be payable. For a second indication, additional regulatory milestone payments are payable by Janssen to us upon receipt of each of the regulatory approvals in the U.S., Europe and Japan;

•	Commercialization milestones payable upon making a first commercial sale in each of the U.S., Europe and Japan, and upon achieving certain commercial milestones; and

•	Royalties on sales with royalty rates differing based on the level of annual sales.

The agreement will terminate by its terms on the date on which all royalty obligations have been paid thereunder. However, under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the Phase 1b clinical study by providing 90 days’ notice to us.

Piramal Imaging

In May 2014, we entered into the LCA for our first diagnostic partnership with Piramal Imaging, one of the world leaders in imaging products. The agreement with Piramal is for a compound from the Morphomer chemical library that binds to pathogenic Tau for use as a PET tracer.

The exclusive, worldwide licensing agreement with Piramal Imaging includes upfront and milestone payments totaling up to EUR 157 million plus royalties on sales at percentage rates ranging from mid-single digits to low double digits.

The structure of the collaboration agreement is as follows:

•	An upfront payment;

•	Clinical milestone payments upon the commencement of the Phase 1 study in PSP, commencement of Phase 2 and 3 for generation of data intended to support a regulatory submission in the U.S. or EU and acceptance of Regulatory filing (NDA) and Regulatory approval for Commercialization in the US or EU. We would be entitled to further clinical milestone payments for the commencement of Phase 2 and 3 for a second indication; and

•	Sales milestones tied to specific annual net sales amounts.

The LCA agreement will terminate by its terms on the date of expiration of the last-to-expire royalty term, where each royalty term under the LCA expires on a product-by-product basis and country-by-country basis on the later of (i) ten years after the first commercial sale of the relevant product in such country or (ii) the date on which the patent covering the sale of such product in such country is no longer valid or enforceable. However, Piramal Imaging may terminate the LCA at any time after the first eighteen months from the effective date of this LCA on a Product-by-Product and country-by-country basis by providing three months’ notice to us.

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

Recombinant protein therapeutic candidate – Collaboration with Essex Bio-Technology Limited

On May 19, 2017, we entered into a Research Project Agreement with Essex Bio-Technology Limited, or Essex, to develop a recombinant protein therapeutic candidate acting on a unique neuroprotective mechanism for treatment of neurological diseases, such as Alzheimer’s disease and frontotemporal dementia. Essex will provide a joint research commitment as well as financial support to AC Immune for the pre-IND development of the biological agent.

As part of this agreement, the parties thereto have agreed to an initial two-year Research Plan, which intends to develop a basic Fibroblast Growth Factor as a therapeutic for the treatment of neurodegenerative diseases and to generate novel antibody therapeutics.

Under the terms of the agreement, Essex will provide support to AC Immune until the selection of a collaboration product by the Joint Steering Committee, up to a maximum of CHF 750 thousand per year.

Michael J. Fox Foundation for Parkinson’s Research

In 2015, we were awarded an important grant from the Michael J. Fox Foundation for Parkinson’s Research (MJFF). The grant is funding the development of a diagnostic imaging agent capable of detecting PD at an early stage. The project focuses on alpha-synuclein PET tracers. We have identified molecules from our Morphomer library that stain selectively alpha-synuclein pathological structures in human PD brain sections. We are optimizing the potency, selectivity and pharmacokinetics of these tracers and expect to select a lead candidate. We were awarded a one year continuation of this grant in September 2017 for activities scheduled through September 2018.

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

Accrued Research and Development Costs

We record accrued expenses for estimated costs of our research and development activities conducted by third party service providers, which include amongst others the conduct of preclinical studies and clinical studies and contract manufacturing activities. We record accrued expenses for estimated costs of our research and development activities based upon the estimated amount of services provided but not yet invoiced, and we include these costs in accrued liabilities on the balance sheets and within research and development expenses in the Statements of Income / (Loss). These costs are a significant component of our research and development expenses. We record accrued expenses for these costs based on the estimated amount of work completed in accordance with agreements established with these third parties.

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

Share-Based Compensation

Options

The Company operates an equity-settled, share-based compensation plan. We account for awards of equity instruments issued to employees and directors under the fair value method of accounting and recognize such amounts in our Statements of Income / (Loss). The total amount to be expensed over the vesting period is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of instruments that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the Statements of Income / (Loss), and a corresponding adjustment to equity over the remaining vesting period.

We estimate the fair value of all time-vested options as of the date of grant using the Black-Scholes option pricing model. Key assumptions in determining the fair value of share options granted utilizing the Black-Scholes valuation method include the following:

Expected Term

The expected term represents the period that share-based awards are expected to be outstanding. We used the simplified method to determine the expected term, which for the Company closely approximates the midpoint between the vesting date and the end of the contractual term of the options.

Expected Volatility

For grants issued prior to being a public company we did not have any trading history for our common shares, the expected volatility was estimated based on the average historical volatilities of common shares of comparable publicly traded entities over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on similar geographic location, similar size, and similar stage in the life cycle or area of specialty. We will continue to apply this process to grants made as a public company until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.

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

Historically, for all periods prior to the IPO, the fair value of the common shares underlying our share-based awards was estimated on each grant date by our management and approved by our board of directors. In order to determine the fair value of our common shares underlying option grants, our board of directors considered, among other things, the breadth of our product candidate portfolio, the stages of development of our various product candidates and major changes to stage of development, the progress and additions to our collaboration agreements, risks inherent in our activities, the lack of liquidity of our Company’s securities and the valuations and sentiment toward biotech companies. Given the absence of a public trading market for our common shares, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common shares, including our stage of development, progress of our research and development efforts, the strength of our balance sheets and capital base, equity market conditions affecting comparable public companies and the lack of liquidity of our common shares.

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

Amendment of Plan A Stock Option Plan

In 2015 and 2017, we amended the Plan A stock option plan that we established in 2004. Two key amendments were made to the program: (i) the duration of the stock option plan was increased from 10.5 to 15.5 years and (ii) the split adjusted strike price of the option was reduced from CHF 0.93188 to a split adjusted strike price of CHF 0.14548. The lengthening of the plan’s term and lowering of the strike price was effected to bring the plan in line with our other plans, and resulted in a material increase in the value of the options to the option holders and required us to recognize the increase of the transfer in value on our accounts in the first half of 2015 and first half of 2017. The impact of the amendment of the Plan A stock option plan totaled CHF 0.4 million in 2015 and an immaterial amount in 2017. As these expenses were incremental charges from the date of the amendment, there was no incremental expense in 2016. There are no further expenses that we need to recognize in the future associated with this plan.

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

Restricted Shares and Restricted Share Units

We estimate the fair value of non-vested stock awards (restricted shares and restricted share units) using a reasonable estimate of market value of the common stock on the date of the award. We classify our share-based payments as equity-classified awards as they are settled in shares of our common stock. We measure equity-classified awards at their grant date fair value and do not subsequently remeasure them. Compensation costs related to equity-classified awards are equal to the fair value of the award at grant-date amortized over the vesting period of the award using the graded method. We reclassify that portion of vested awards to share premium as the awards vest.

 Financial Operations Overview

Revenue

Given our stage of development, we have not generated any revenue from product sales. Our revenue to date has been derived primarily from six separate collaboration agreements on some of our product candidates in various stages of pre-clinical and clinical developments and a number of research grants we have secured. For collaborations established on programs in pre-clinical stage, we recognize revenue from upfront payments under our collaboration agreements ratably over the term of our estimated period of performance under each agreement. For collaboration agreements on product candidates that are (i) in clinical development, (ii) where the upfront payment reflects a payment for past investments we have made in the development of the product candidate, access to the product candidate, the associated intellectual property and our knowledge, and (iii) where there is no further performance commitment, we recognize the fair value of the upfront payment at the time of entering into the collaboration agreement. For collaboration agreements with product candidates in clinical development but where the conditions described in clauses (ii) and (iii) above are not met, we recognize the upfront payments ratably over the term of our estimated period of performance under each agreement. For all of our collaboration agreements, in addition to receiving upfront payments, we are entitled to milestone and other contingent payments upon achieving pre-defined objectives. Revenue from milestones, if they are non-refundable and deemed substantive, is recognized upon successful accomplishment of the milestones. To the extent that non-substantive milestones are achieved and we have remaining performance obligations, milestones are deferred and recognized as revenue over the estimated remaining period of performance.

Our revenues have experienced fluctuations over the past three years as a result of securing new collaboration agreements, the timing of milestone achievement and the size of each milestone payment. We expect that any revenue we generate from our two collaboration agreements with Genentech, our collaboration agreements with each of Janssen, Piramal Imaging, Biogen and Essex, research and development grants, and any other current or future collaboration partners will fluctuate from year to year as a result of the timing and amount of milestones and other payments.

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

The largest component of our total operating expenses has historically been, and will continue to be, our investment in research and development activities, including the clinical development of our product candidates. Historically, research and development expenses have represented over 75% of our total annual operating costs. Research and development expenses represent costs incurred to conduct research, such as the discovery and development of our product candidates, as well as development of new product candidates from our SupraAntigen and Morphomer platforms as well as the development of product candidates pursuant to our collaboration agreements with Genentech, Janssen, Piramal Imaging, Biogen and Essex. We recognize all research and development costs as they are incurred. Clinical study costs, contract manufacturing and other development costs incurred by third parties are expensed as the contracted work is performed. At present, our research activities comprise three major areas:

•	Alzheimer’s disease;

•	Non-Alzheimer’s diseases; and

•	Diagnostics

We expect our research and development expenses to increase substantially in the future and expect to fund a broader number of projects, which will impact our research strategy in four key ways:

(i)  we expect to undertake later-stage research and development of our product candidates and, if approved, to take some of those product candidates into commercialization;

(ii) we will allocate more funding to existing programs to advance the development of these programs;

(iii) we will increase our research and development efforts on non-AD indications including neuro-orphans and diagnostics; and

(iv) we will initiate a number of new research initiatives that are complementary to our existing and planned research initiatives.

We expect that our total future research and development costs will continue to increase over current levels in line with our three-pillar strategy that focuses on (i) Alzheimer’s disease, (ii) other significant neurodegenerative diseases and neuro-orphan indications, and (iii) diagnostics for early detection and earlier treatment of these diseases.

General and Administrative Expenses

General and administrative expenses include personnel costs, expenses for outside professional services, and all other allocated expenses. Personnel costs consist of salaries, cash bonuses, benefits and share-based compensation. Outside professional services consist of legal, accounting and audit services, IT and other consulting fees. Allocated expenses consist of rent expense related to our office and research and development facility. We continue to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, and those of any national securities exchange on which our securities are traded (NASDAQ), additional insurance expenses, investor relations activities and other administrative and professional services.

Finance Result, net

Financial income and expenses include bank fees associated with charges levied by banks on foreign payments and foreign exchange transactions and remeasurement gains and losses which arise from our cash held in currency other than Swiss Francs, certain collaboration agreements such as the collaboration agreements with Genentech and Piramal Imaging being denominated in currencies other than Swiss Francs and selected purchases, which we effect in foreign currencies.

Interest income consists of interest received from banks on our cash balances. Interest expense relates to interest paid to banks and accrued interest for our long-term financing obligation (Note 12).

Taxation

We are subject to corporate taxation in Switzerland.

We are also entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2017, we had tax loss carryforwards totaling CHF 62.6 million. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full.

The corporate tax rate in the Canton of Vaud where we are domiciled is currently 20.5%. The Canton does from time to time, amend the level of taxation levied on corporations and there is no certainty that the tax rate currently in effect will not change in the future. At present, it is expected that a total effective tax rate of 13.8% will be effective in the Canton of Vaud for the fiscal year 2019.

Value Added Tax, or VAT, is charged on all qualifying goods and services by VAT-registered businesses. An amount of 8.0% of the value of the goods or services is added to all sales invoices and is payable to the Swiss tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the Swiss tax authorities.

Results of Operations

The numbers below have been derived from our audited financial statements included elsewhere herein. The discussion below should be read along with these financial statements and it is qualified in its entirety by reference to them.

Comparison of the Years Ended December 31, 2017 and 2016

Revenue

The following table summarizes our revenues during the years ended December 31, 2017 and 2016:

	For the Years Ended December 31,
	2017	2016	Change
	(in CHF thousands)
Contract revenue	20,255	23,214	(2,959)
Total revenues	20,255	23,214	(2,959)

Our revenues experience fluctuations as a result of securing new collaboration agreements, the timing of milestone achievements and the size of each milestone payment. The decline in revenues in 2017 compared to the same period in 2016 is primarily related to the timing and size of clinical milestones recognized in each of those periods. In 2017, the Company recorded a CHF 14 million milestone for Genentech dosing the first patient in a Phase 2 clinical trial for Alzheimer’s Disease (AD) with an anti-Tau monoclonal antibody known as RO7105705. The Company also recorded a CHF 1.1 million milestone from Piramal related to the initiation of “Part B” of the first-in-man Phase 1 clinical trial for PSP (Progressive Supranuclear Palsy). Finally, in its collaboration with Biogen, AC Immune recognized CHF 0.5 million for the Technology Access Fee. As AC Immune began the second year of its collaboration with Biogen in April 2017, the Company additionally recognized CHF 3.4 million for research and collaboration services which were not recorded in 2016.

In 2016, revenues resulted from the recognition of a CHF 4.9 million clinical milestone and CHF 1.5 million recognized for research contributions received related to ACI-35 pursuant to our collaboration agreement with Janssen, the recognition of a CHF 14 million milestone payment for commencement of phase 1 clinical studies for the anti-Tau antibody under collaboration with Genentech, the recognition of an approximate CHF 1.0 million share of the Biogen upfront payment received in April 2016 that was recognized over a twelve month period and CHF 1.1 million in research contribution revenues related to the Biogen collaboration.

Research and Development Expenses

Research and development activities are essential to our business and represent the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Our collaboration arrangements share costs for the development of our product candidates differently. We have completed our research and development spending in both of our Genentech collaborations. Janssen will be responsible for the full development cost from the completion of the first Phase 2 clinical trial. In addition to these arrangements, we expect that our total future research and development costs will continue to increase over current levels in line with our three-pillar strategy that focuses on Alzheimer`s disease, neuro-orphan indications and diagnostics.

The table below provides a breakdown of our research and development costs, including direct research and development costs and manufacturing costs related to research and development, by major development categories of our programs for the periods covered by this Annual Report. The research and development costs not allocated to specific programs include employment costs, regulatory, quality assurance and intellectual property costs. We do not assign our internal costs, such as salary and benefits, stock-based compensation expense, laboratory supplies and other direct expenses and infrastructure costs to individual research and development projects, because the employees within our research and development groups typically are deployed across multiple research and development programs.

The following table summarizes our research and development expenses during the years ended December 31, 2017 and 2016:

Detailed Research and Development Expenditures by Major Development Category

	For the Years Ended December 31,
	2017	2016	Change
	(in CHF thousands)
Alzheimer’s disease	10,473	10,678	(205)
Non-Alzheimer’s diseases	2,259	2,039	220
Diagnostics	1,759	1,031	728
New discovery programs	7,871	4,111	3,760
Total Programs	22,362	17,859	4,503
R&D Expenses not allocated to specific programs	10,301	7,915	2,386
Total	32,663	25,774	6,889

R&D expenses in Alzheimer’s disease were driven by the investments related to the completion of the Phase 1b study for ACI-35, as well as costs related to the combined Phase 1/2a study for ACI-24 AD. In addition, the Company incurred costs for the next stages of clinical development for each of these respective candidates. In Non-Alzheimer’s diseases, the Company continues to incur costs in ACI-24 for Down syndrome’s Phase 1b clinical study. Diagnostic investments entail predominantly increases in spending related to our alpha-synuclein and TDP-43 PET tracer programs. New discovery programs increase CHF 3.8 million was driven by CHF 3.3 million related to finalizing the proof-of-concept and manufacturing activities for studies related to our lead compounds in the Anti-Tau Morphomers and investments in new therapeutic and preventive vaccine technology. R&D Expenses not allocated to specific programs increased CHF 2.4 million predominantly driven by a CHF 1.8 million increase in salaries and related costs, CHF 0.3 million in depreciation expense and CHF 0.1 million in regulatory costs. Our total research and development costs are likely to rise substantially in the coming years as the Company continues to develop and advance product candidates from the pre-clinical to clinical stages across its three-pillar strategy.

	For the Years Ended December 31,
	2017	2016	Change
	(in CHF thousands)
Operating expenses (1)	23,822	18,767	5,055
Salaries and related costs (2)	8,841	7,007	1,834
Total research and development expenses	32,663	25,774	6,889

(1)	Includes depreciation expense
(2)	Includes share-based compensation

Our research and development expenses increased to CHF 32.7 million for the year ended December 31, 2017, from CHF 25.8 million, an increase of CHF 6.9 million, as compared to year ended December 31, 2016 as discussed in the Major Development Category comparison above.

Our salaries and costs related to our research and development activities rose by CHF 1.8 million to CHF 8.8 million for the year ended December 31, 2017 from CHF 7.0 million for the year ended December 31, 2016. The increase is primarily due to the hiring of more than 15 full time equivalent employees in the Company’s research and development organization to accelerate the development of its proprietary and partnered pipeline candidates.

General and Administrative Expenses

The following table summarizes our general and administrative expenses during the years ended December 31, 2017 and 2016:

	For the Years Ended December 31,
	2017	2016	Change
	(in CHF thousands)
Operating expenses	3,857	3,168	689
Salaries and related costs (1)	6,274	4,728	1,546
Total general and administrative expenses	10,131	7,896	2,235
(1)	Includes share-based compensation.

For the year ended December 31, 2017 our general and administrative expenses totaled CHF 10.1 million, up by CHF 2.2 million from CHF 7.9 million we incurred during the year ended December 31, 2016. The increase is due to a CHF 1.5 million increase in salary and benefit related costs, including higher stock based compensation expense of CHF 0.8 million relating to stock options and non-vested stock awards issued to executive officers and directors, board compensation as we were a U.S. public company for all of 2017 and bonus accruals. Additionally, there was an increase of CHF 0.3 million increase in temporary assistance as the Company expanded operations in 2017.

Operating expenses were CHF 0.7 million higher driven by increased professional service costs recorded in General and Administrative expenses in 2017 compared to 2016, such as legal and audit fees costs. AC Immune was a public company for the full year in 2017. Additionally, certain legal and audit fees were offset within equity as transaction costs associated with the IPO in 2016 and not reflected in the Statements of Income / (Loss). This net increase totaled CHF 248 thousand. The Company also incurred incremental costs for public relations and rents of CHF 250 thousand in 2017 compared to 2016.

Finance Result, Net

The following table summarizes our financial income and expenses during the years ended December 31, 2017 and 2016:

	For the Years Ended December 31,
	2017	2016	Change
	(in CHF thousands)
Interest income/(expense), net	184	36	148
Foreign currency remeasurement gain/(loss), net	(4,049)	3,443	(7,492)
Other finance costs	(7)	(119)	112
Finance result, net	(3,872)	3,360	(7,232)

Net finance result was a loss of CHF 3.9 million for the year ended December 31, 2017, from a gain of CHF 3.4 million for the year ended December 31, 2016. The decrease was driven by losses related to foreign exchange rates on our cash balances in U.S. dollars of CHF 4.2 million in 2017 compared to a CHF 3.4 million gain in 2016. The variance is offset by an increase in net interest income of CHF 148 thousand.

Comparison of the Years Ended December 31, 2016 and 2015

Revenue

The following table summarizes our revenues during the years ended December 31, 2016 and 2015:

	For the Years Ended December 31,
	2016	2015	Change
	(in CHF thousands)
Contract revenue	23,214	39,090	(15,876)
Total revenues	23,214	39,090	(15,876)

Our revenues experience fluctuations as a result of securing new collaboration agreements, the timing of milestone achievements and the size of each milestone payment. The decline in revenues in 2016 compared to the same period in 2015 is primarily related to the timing and size of clinical milestones recognized in each of those periods. Revenues in 2016 resulted from the recognition of a CHF 4.9 million clinical milestone and CHF 1.5 million recognized for research contributions received related to ACI-35 pursuant to our collaboration agreement with Janssen, the recognition of a CHF 14 million milestone payment for commencement of phase 1 clinical studies for the anti-Tau antibody under collaboration with Genentech, the recognition of an approximate CHF 1.0 million share of the Biogen upfront payment received in April 2016 that was recognized over a twelve month period and CHF 1.1 million in research contribution revenues related to the Biogen collaboration.

In 2015, we recognized revenue from two collaboration agreements, including a $25 million (CHF 24.3 million) milestone payment related to our collaboration with Genentech for crenezumab and a CHF 14 million milestone payment associated with the Genentech collaboration agreement for our anti-Tau antibody candidate.

Research and Development Expenses

The following table summarizes our research and development expenses during the years ended December 31, 2016 and 2015:

Detailed Research and Development Expenditures by Major Development Category

	For the Years Ended December 31,
	2016	2015	Change
	(in CHF thousands)
Alzheimer’s disease	10,678	5,932	4,746
Non-Alzheimer’s diseases	2,039	728	1,311
Diagnostics	1,031	506	525
New discovery programs	4,111	1,304	2,807
Total Programs	17,859	8,470	9,389
R&D Expenses not allocated to specific programs	7,915	8,579	(664)
Total	25,774	17,049	8,725

The increase in research and development spending in 2016 was driven by a CHF 1.0 million increase for research and development expenses related to ACI-35, a CHF 3.6 million increase in the outlays related to the two ACI-24 programs driven principally by investment in manufacturing, a CHF 0.8 million increase in Parkinson’s disease focused program including the alpha synuclein PET imaging collaboration with Biogen and a CHF 2.6 million increase in total research and development expenses for new discovery programs that we believe will help us to maintain a scientific leadership position in neurodegenerative diseases.

	For the Years Ended December 31,
	2016	2015	Change
	(in CHF thousands)
Operating expenses (1)	18,767	10,763	8,004
Salaries and related costs (2)	7,007	6,286	721
Total research and development expenses	25,774	17,049	8,725

(1)	Includes depreciation expense
(2)	Includes share-based compensation

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

For the year ended December 31, 2016 our general and administrative expenses totaled CHF 7.9 million, up CHF 4.5 million from CHF 3.4 million we incurred during the year ended December 31, 2015. The increase is due to a CHF 1.8 million increase in operating expenses driven by higher professional service costs, such as legal costs, related to AC Immune becoming a public company. The remaining increase is primarily attributable to salary and benefit related costs, including higher stock based compensation expense of CHF 0.6 million relating primarily to a replacement grant issued to a departing executive officer, and the 2016 bonus accruals.

Finance Result, Net

The following table summarizes our financial income and expenses during the years ended December 31, 2016 and 2015:

	For the Years Ended December 31,
	2016	2015	Change
	(in CHF thousands)
Interest income/(expense)	36	55	(19)
Foreign currency remeasurement gain/( loss)	3,443	1,598	1,845
Other finance costs	(119)	(7)	(112)
Finance result, net	3,360	1,646	1,714

Net financial income increased to CHF 3.4 million for the year ended December 31, 2016, from CHF 1.6 million for the year ended December 31, 2015. The increase was driven by gains related to foreign exchange rates on our cash balances in U.S. dollars offset by higher bank fees during 2016 as compared to 2015.

B.       Liquidity and capital resources

Our operations have been financed primarily by proceeds from our initial public offering in September 2016, net proceeds from the issuance of preferred shares, and from collaboration and license agreements we have with a number of partners. At December 31, 2017, we had cash and cash equivalents of CHF 124.4 million.

Our primary uses of capital are, and we expect will continue to be, research and development expenses, compensation and related expenses, and other operating expenses including rent. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with a number of our product candidates in various stages of clinical development including co-funding ACI-35 through the completion of the first Phase 2 trial, material increases in spending on ACI-24 in AD to fund a Phase 2 study, ACI-24 in Down syndrome, our PET imaging candidates focused on alpha-synuclein and TDP-43 which we are developing together with Biogen and a number of research initiatives focused on neurodegenerative orphan diseases other than AD.

We plan to continue to fund our operating and capital funding needs through proceeds received from collaboration and licensing agreements and through equity capital offerings or other forms of financing. We may also consider entering into additional collaboration agreements and selectively partnering for clinical development and commercialization. The sale of additional equity would result in additional dilution to our shareholders.

Cash Flows

Comparison of the Years Ended December 31, 2017 and 2016

The following table summarizes our cash flows for the periods indicated:

	For the Years Ended December 31,
	2017	2016	Change
	(in CHF thousands)
Net cash provided by (used in):
Operating activities	(22,094)	(5,646)	(16,448)
Investing activities	(1,842)	(899)	(943)
Financing activities	271	78,790	(78,519)
Net change in cash and cash equivalents	(23,665)	72,245	(95,910)

Operating activities

The net cash used in operating activities was CHF 22.1 million for the year ended December 31, 2017, compared to net cash used in operating activities of CHF 5.6 million for the year ended December 31, 2016. The change in operating cash flows is driven by three factors: (i) reporting a net loss of CHF 26.4 million in 2017 compared with a CHF 7.1 million net loss for 2016, (ii) a CHF 7.2 million variance in financial results, net driven by a CHF 4.2 million foreign currency loss on cash and cash equivalents compared to a CHF 3.4 million gain in 2016, and (iii) offsets due to changes in working capital.

Investing activities

Net cash used in investing activities was CHF 1.8 million for the year ended December 31, 2017, compared with CHF 0.9 million for the year ended December 31, 2016. The CHF 0.9 million increase in cash used in investing activities was due to an increase in investments in fixed assets, primarily for laboratory equipment.

Financing activities

Net cash provided by financing activities was CHF 0.3 million for the year ended December 31, 2017, compared to CHF 78.8 million for the year ended December 31, 2016. The decrease in financing activity cash inflows was driven primarily by the CHF 74.5 million in gross proceeds (CHF 65.3 million net underwriting fees and IPO related costs) raised from the IPO in September 2016 and a Series E Private Placement Extension in 2016 of CHF 13.2 million. There were no such financing activities completed in 2017.

Operating Capital Requirements and Plan of Operations

We do not expect to generate revenues from royalties based on product sales unless and until our partners obtain regulatory approval of and commercialize our current or any future product candidates. There can be no certainty as to the exact timing, or in fact whether any future milestone payments will ever be made given that these milestone payments are contingent on clear milestones being reached. As of December 31, 2017 we had cash balances totaling CHF 124.4 million. To date, the Company has financed its cash requirements primarily from its initial public offering, share issuances and revenues from collaboration agreements.

Accordingly, assuming we do not receive further milestone payments and based on our currently contemplated research and development strategy and expenditures, we believe that our existing capital resources, not including potential milestone payments, will be sufficient to meet our projected operating requirements through at least the second quarter of 2019.

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

	For the Years Ended December 31,
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

Financing activities

Net cash provided by financing activities was CHF 78.8 million for the year ended December 31, 2016, compared to CHF 27.8 million for the year ended December 31, 2015. The increase was driven primarily by the CHF 74.5 million in gross proceeds (CHF 65.3 million net underwriting fees and IPO related costs) raised from the IPO in September 2016. The Company also raised CHF 13.2 million in a Preferred Series E extension financing in 2016, a CHF 16.3 million reduction from the CHF 29.5 million Preferred Series E financing raised in 2015.

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

The following table presents information relating to our contractual obligations as of December 31, 2017:

	Payments Due by Period
	Less Than 1 Year	Between 1-3 Years	Between 3-5 years	More than 5 years	Total
	(in thousands of CHF)
Operating lease obligations	243	—	—	—	243
Research and development obligations	9,443	2,052	140	—	11,635
Long-term debt-obligation and accrued interest	—	494	—	—	494
Total	9,686	2,546	140	—	12,372

The Company has a contractual obligation that requires the payment of royalties to a third party, which is associated with the achievement of program milestones. As of December 31, 2017, the Company’s contractual obligation associated with this agreement was CHF 420 thousand.

G.       Safe harbor

See “Forward-Looking Statements.”

H.       Non-IFRS Financial Measures

In addition to our operating results, as calculated in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board, we use Adjusted Income/(Loss) and Adjusted Earnings/(Loss) per share when monitoring and evaluating our operational performance. Adjusted Income/(Loss) is defined as income/(loss) for the relevant period, as adjusted for certain items that we believe are not indicative of our ongoing operating performance. Adjusted Earnings/(Loss) per share is defined as Adjusted Income/(Loss) for the relevant period divided by the weighted-average number of shares for such period.

We believe that these measures assist our shareholders because they enhance comparability of our results each period and provide more useful insight into operational results for the period. The Company’s executive management uses these non-IFRS measures to evaluate our operational performance. These non-IFRS financial measures are not meant to be considered alone or substitute for our IFRS financial measures and should be read in conjunction with AC Immune’s financial statements prepared in accordance with IFRS. The most directly comparable IFRS measure to these non-IFRS measures is net income/(loss) and earnings/(loss) per share. The following table reconciles net income/(loss) and earnings/(loss) per share to Adjusted Net Earnings/(Loss) and Adjusted Net Earnings/(Loss) per share for the periods presented:

Reconciliation of Income/(Loss) to Adjusted Income/(Loss) and

Earnings/(Loss) Per Share to Adjusted Earnings/(Loss) Per Share

	For the Years Ended December 31,
	2017	2016	2015
in CHF thousands except for share and per share data
Income/(Loss)	(26,411)	(7,096)	20,270
Adjustments:
Non-cash share-based payments (a)	1,579	1,317	540
Foreign currency (gains)/losses (b)	4,168	(3,443)	(1,598)
Adjusted Income/(loss)	(20,664)	(9,222)	19,212

Earnings/(Loss) per share – basic	(0.46)	(0.14)	0.47
Earnings/(Loss) per share – diluted	(0.46)	(0.14)	0.44
Adjustment to earnings/(loss) per share – basic	0.10	(0.04)	(0.03)
Adjustment to earnings/(loss) per share – diluted	0.10	(0.04)	(0.02)
Adjusted Earnings/(Loss) per share – basic	(0.36)	(0.18)	0.44
Adjusted Earnings/(Loss) per share –diluted	(0.36)	(0.18)	0.42
Weighted-average number of shares used to compute Adjusted Earnings/(Loss) per share – basic	57,084,295	50,096,859	43,412,250
Weighted-average number of shares used to compute Adjusted Earnings/(Loss) per share – diluted	57,084,295	50,059,859	46,043,198

(a)	Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.

(b)	Reflects foreign currency remeasurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and the Swiss Franc.

Adjustments for the years ended December 31, 2017, 2016 and 2015, were CHF 5.7 million in net losses, CHF 2.1 million in net gains and CHF 1.1 million in net gains, respectively. These were largely due to foreign currency remeasurement losses of CHF 4.2 million, gains of CHF 3.4 million and gains of CHF 1.6 million for the years ended December 31, 2017, 2016 and 2015, respectively, predominantly related to the cash balance of the Company as a result of a fluctuations of the US Dollar against the Swiss Franc. The Company also recorded CHF 1.6 million, CHF 1.3 million and CHF 0.5 million for the years ended December 31, 2017, 2016 and 2015, respectively, for share-based compensation expenses.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and senior management

Executive Officers, Other Key Employees and Board of Directors

The following table presents information about our executive officers, other key employees and, directors and director nominees, including their ages, as of December 31, 2017. The term of each of our directors is one year and, accordingly, will expire at our 2018 annual shareholder meeting to be held in June 2018.

Name	Position	Age	Initial Year of Appointment
Executive Officers
Andrea Pfeifer, Ph.D.	Chief Executive Officer and Director Nominee	60	2003
Andreas Muhs, Ph.D.	Chief Scientific Officer	56	2005
Joerg Hornstein Jean-Fabien Monin	Chief Financial Officer Chief Administrative Officer	40 47	2017 2009
Other Key Employees
Olivier Sol, M.D.	Head of Clinical Team	51	2016
David A. Lowe, Ph.D.	Innovation Fellow	71	2014
Joseph Wettstein, Ph.D.	Chief Scientific Officer, Deputy	63	2016
Julian Gray, M.D., Ph.D.	Clinical Advisor	61	2007
Non-Executive Directors
Martin Velasco	Chairman and Director	63	2003
Detlev Riesner, Ph.D.	Director	76	2004
Friedrich von Bohlen und Halbach, Ph.D.	Director	55	2015
Peter Bollmann, Ph.D.	Director	64	2015
Thomas Graney	Director	53	2016

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

Joerg Hornstein, Chief Financial Officer: Mr. Hornstein has served as our Chief Financial Officer since April 2017. Prior to joining AC Immune, Mr. Hornstein served as Senior Vice President Group Controlling for Unternehmensgruppe Theo Müller based in Luxembourg from January 2014 to March 2017. Between 2002 and 2013 he worked for Merck KGaA, a leading science and technology company in healthcare, life science and performance materials, where he held various senior finance roles. Amongst others, he was CFO for Merck’s operations in Indonesia and Merck Serono’s operations in China. Furthermore, he served as Vice President Group Controlling for Merck Group Headquarters in Germany and as Divisional CFO for Merck Millipore in the U.S. Mr. Hornstein holds an MBA with Distinction from London Business School, UK, and a Bachelor of Business Administration from Baylor University in the U.S.

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

Other Key Employees

Oliver Sol, MD, Head of Clinical Team: Prior to joining AC Immune, Dr. Olivier Sol was Clinical Director of Exonhit (Paris) and thereafter Medical & Regulatory Affairs Director for Diaxonhit, where he was responsible for the development and medical validation of in-vitro diagnostic products in cancer, infectious diseases and Alzheimer's disease. Dr. Sol spent his over 20-year career as a Medical Expert in several therapeutic areas with a strong focus on central nervous system diseases, within pharmaceutical companies as Janssen, UCB-Pharma, GlaxoSmithKline and Sanofi. He contributed to the clinical development of currently marketed drugs in epilepsy (topiramate and levetiracetam) and galantamine in Alzheimer’s. He has also gained significant experience in the field of biological biomarkers. Dr. Sol holds an MD from the Paris-Sud University (Paris-Saclay) with a specialization in Medical Biology.

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

Joseph G. Wettstein, Ph.D., Chief Scientific Officer Deputy: Dr. Wettstein has served as our Chief Scientific Officer Deputy since February 2016 Prior to AC Immune, Dr. Wettstein was Vice President in Neuroscience with Roche Pharmaceuticals in Basel where he oversaw R&D activities associated with programs designed to discover drugs for patients covering a range of brain disorders including Parkinson’s, schizophrenia, Huntington’s, Down syndrome, Alzheimer’s, autism, bipolar disorder, depression and Fragile X. As Head of Systems Pharmacology, CNS Research at Aventis, he played a critical role in the discovery of the immunomodulatory drug teriflunomide (Aubagio®) for multiple sclerosis. Dr. Wettstein holds a Ph.D. from the College of Medicine at the University of Kentucky and was a Postdoctoral Fellow then instructor at Harvard Medical School.

Julian Gray, M.D., Ph.D., Clinical Advisor: Dr. Gray has served as Clinical Advisor to our programs in neurodegenerative diseases since January 2007 and works in this function exclusively for AC Immune. He has previously held the position of Head of CNS Therapeutics at Eisai Ltd in London leading the global development of early and late-stage CNS projects in Alzheimer’s disease, Parkinson’s disease and other CNS areas. Prior to this he served as Head of Alzheimer Clinical Research at Hoffmann-La Roche in Basel where he conducted large scale clinical trials in the US and Europe. After his studies he was Medical Expert at Sandoz Pharmaceuticals in Basel undertaking clinical studies of different compounds in dementia and Parkinson’s disease. Dr. Gray holds the title of a Specialist in Pharmaceutical Medicine (Switzerland). He received his medical degree (MBBS) from the University of London, a BA and Ph.D. from the University of Oxford and an MBA from the Oxford Brookes University.

Non-Executive Directors

Martin Velasco, Chairman and Director: Mr. Velasco has served on our board of directors since December 2003. Martin Velasco is an entrepreneur and Business Angel with extensive experience in the IT, medical and biotech areas. He serves on the board of directors or advisory board of several other high-tech companies including: as Founder, Chairman and Chief Executive Officer of Anecova, an assisted reproductive technology (ART) company and World Economic Forum Technology Pioneer 2008 as Chairman of the Supervisory Board of Cocomore, a digital communications agency and IT services firm and as a Board Member of Aridhia, a Health Informatics company. Martin is also the Founder of Infantia Foundation, a philanthropic organization aiding children in the developing world. He is an Ambassador of BlueOrchard, the leading private microfinance investment advisory company and a member of the Strategic Advisory Board of the EPFL.

Detlev H. Riesner, Ph.D., Director: Prof. Riesner has served on our board since 2004. He held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf, Germany from 1980 to 2007. He has also held the positions of Dean of the Science Faculty and Vice-President of Research. From 2007 through 2017, he was a member of the university’s Board of Trustees. He worked as a research fellow at Princeton University and held a guest professorship at the department of Neurology at the University of California, San Francisco. Prof. Riesner is a co-founder of Qiagen N.V., Netherlands, was a member and from 1999 to 2014 chairman of the Supervisory Board. He was also a member of the supervisory boards of NewLab Bioquality AG, Erkrath, Direvo AG, Köln, and Alantos AG, Heidelberg. Currently, he is the chairman of the Advisory Board of Evoxx

Technologies GmbH, Monheim am Rhein. Prof. Riesner was a member of the scientific advisory boards of the Friedrich-Löffler-Institut, Isle of Riems, and PrioNet and APRI, both Canada. He received the Max-Planck Forschungspreis for International Co-operation and the Bundesverdienstkreuz 1. Klasse from the Bundespresident of Germany.

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

Thomas Graney, Director: Mr. Thomas Graney joined our board in November 2016. He is the Senior Vice President and Chief Financial Officer of Vertex Pharmaceuticals, Inc. since September 2017. Prior to joining Vertex in September 2017, Mr. Graney served as the CFO and Senior Vice President of Finance and Corporate Strategy at Ironwood Pharmaceuticals. At Ironwood, he was responsible for Finance, Corporate Strategy, Corporate Development, Quality, Supply Chain, IT, Corporate Communications and Investor Relations. Before Ironwood, he was with Johnson & Johnson for 20 years in various roles in the U.S. and abroad. Most recently he was the Worldwide VP of Finance and CFO for Ethicon Surgical Care, a leading medical device company. In addition, Mr. Graney has extensive global experience that spans corporate development, commercial strategy, portfolio management and supply chain management. A Chartered Financial Analyst charterholder, Mr. Graney holds a B.S. in Accounting from the University of Delaware and an M.B.A. in Marketing Finance and International Business from the Leonard N. Stern School of Business at New York University.

B.       Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2017, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was CHF 5.7 million.

During the year ended December 31, 2017, the total fair value of stock options and non-vested share awards (restricted shares and restricted share units) granted to directors and executive officers was CHF 3.1 million.

The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors and executive officers amounted to a total of CHF 166 thousand in the year ended December 31, 2017.

We incorporate by reference into this Annual Report the information in “Item 1.C—2017 Board Compensation” and “Item 2.C—2017 Executive Compensation” of Exhibit 99.3 to our report on Form 6-K filed with the SEC on March 20, 2018.

Equity Incentive Plans

We ceased issuing new grants under our existing equity incentive plans, which we refer to as the Prior Plans, and adopted a new omnibus equity incentive plan under which we have the discretion to grant a broad range of equity-based awards to eligible participants.

 Prior Plans: A, B, C1, and C2

Since our inception in 2003, we have had five separate Plans: Plan A, which was established in 2004 and amended in June 2015 and June 2017; Plan B, which was established in 2005; Plan C1, which was established in 2006; and Plan C2, which was also established in 2006 but which is intended specifically for members of our board of directors to purchase our common shares. Options granted under the C1 Plan from 2013 through the current 2016 Equity Incentive Plan were taxed upon exercise instead of at grant for prior C1 options due to a change in taxation rules.

Furthermore, pursuant to a board resolution on October 13, 2015 all options which were granted to directors and executive officers in connection with IPO were accelerated upon consummation of the IPO. This resulted in the acceleration of a total of 76,000 unvested options.

Plan Administration. Under each of the Prior Plans (A, B, C1, and C2), an option, which can only be granted with the approval of our board of directors, is evidenced by an option agreement signed by the participant to indicate his or her acceptance of the option subject to the terms and conditions of the applicable Prior Plan.

Eligibility. Under Plans A, B and C1, options were granted to our directors, employees, advisors and agents. Under Plan C2, options were granted only to selected members of our board of directors.

Option Exercise Price. With the exception of Plan A, the exercise price of all options issued under the Prior Plans is CHF 0.14548. The original exercise price for options issued under Plan A was CHF 0.93186. However, this exercise price was amended in June 2015 with the approval of our board of directors to be CHF 0.14548. As a result, as of December 31, 2017, all options outstanding under our Prior Plans have an exercise price of CHF 0.14548.

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

Expiration Period. The expiry dates for each plan are as follows :

Plan A: 15.5 years (amended from 10.5 years)

Plan B: 10.5 years

Plan C1: 10 years

Plan C2: 10 years

Amendment. Our board of directors has the authority to amend each of the Prior Plans.

2016 Stock Option and Incentive Plan

At the November 15, 2016 AGM of the Company our board of directors approved the 2016 Stock Option and Incentive Plan (the “2016 Plan”). The maximum number of shares available for issuance under the 2016 Plan is 2,057,740 common shares. The Plan was registered with the SEC on March 8, 2017. As of December 31, 2017, there were a total aggregate of 907,815 exercisable and 1,481,905 outstanding common shares underlying outstanding options, restricted share awards and restricted share units issued from both our Prior Plans and the 2016 Stock Option and Incentive Plan.

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

Awards. Awards may be granted in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted share units, restricted share awards, unrestricted share awards, performance share awards and dividend equivalent rights.

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

Equity Compensation

For the fiscal year ended December 31, 2017, we have granted our directors and executive officers, in the aggregate, options for the right to acquire 257,916 shares at an exercise price of CHF 9.53 per share, that vest over a four year period with vesting to occur quarterly. In addition to the stock options granted, the Company also granted 125,332 restricted share units to its directors and executive officers. The restricted share units granted to directors total 29,375 and vest over a one-year period. The remaining 95,957 restricted share units were granted to executives and have a four year vesting life to be vested quarterly. Finally, we have granted 4,023 restricted shares as part of a Restricted Share Award to one of our Directors.

C.       Board practices

Board Composition and Election of Directors

Our board of directors is composed of six directors. Each director is elected for a one-year term. The current members of our board of directors were appointed at a shareholders’ meeting held on June 28, 2017 to serve until the 2018 shareholders’ meeting to be held in June 2018.

We are a foreign private issuer. As a result, in accordance with the NASDAQ stock exchange listing requirements, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the stock exchange corporate governance requirements. For an overview of our corporate governance principles, see “Item 16G. Corporate governance.”

Board Meetings

Our Board of Directors held five physical meetings in 2017 and several additional meetings by conference call. The Board discussed and analyzed the scientific, business, financial and organizational risks of the Company based on the external factors and internal changes impacting the risks for the Company in the future.

Director Independence

As a foreign private issuer, under the listing requirements and rules of NASDAQ, we are not required to have independent directors on our board of directors, except to the extent that our audit and finance committee is required to comply with independence requirements, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of NASDAQ (which we are not subject to) and taking into account any applicable committee independence standards, Martin Velasco, Detlev Riesner , Friedrich von Bohlen Und Halbach, Peter Bollmann and Thomas Graney are “independent directors.” In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities, if any.

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

D.       Employees

As of December 31, 2017, we employed 86 employees, 11 of whom were part-time employees. 47 of our employees hold Ph.D. degrees and 28 hold M.Sc. degrees. Our 86 employees are from over 20 countries. The average number of employees (calculated on full time equivalents) in 2017 was 75.4. As of December 31, 2016 and 2015 we had 67 and 55 employees, respectively. We have never had a work stoppage, and none of our employees are represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

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

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 1, 2018 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentage of outstanding common shares is computed on the basis of 57,355,188 common shares outstanding as of March 1, 2018. Common shares that a person has the right to acquire within 60 days of March 1, 2018 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the address for each beneficial owner is AC Immune, EPFL Innovation Park, Building B, Lausanne.

	Shares Beneficially Owned
Shareholder	Number	Percent
5% Shareholders
dievini Hopp BioTech holding GmbH & Co KG(1)	18,041,000	31.5%
Varuma AG(2)	11,410,700	19.9%
Executive Officers and Directors
Andrea Pfeifer(3)	2,796,937	4.9%
Andreas Muhs(4)	802,510	1.4%
Joerg Hornstein(5)	*	*
Jean-Fabien Monin(6)	*	*
Martin Velasco(7)	*	*
Detlev Riesner(8)	759,000	1.3%
Friedrich von Bohlen und Halbach(9)	*	*
Peter Bollmann(10)	*	*
Thomas Graney(11)	*	*
All executive officers and directors as a group (9 persons)	5,278,857	10.3%

________________

* Indicates beneficial ownership of less than 1% of the total issued and outstanding common shares.

1)	Represents 18,041,000 shares held by dievini Hopp BioTech holding GmbH & Co KG. Dietmar Hopp controls the voting and investment decisions of the ultimate parent company of dievini Hopp BioTech holding GmbH & Co KG. The shares registered in the name of dievini Hopp BioTech holding GmbH & Co KG may also be deemed to be beneficially owned by Friedrich von Bohlen und Halbach, who is a managing director of dievini Hopp BioTech holding GmbH & Co KG. The address for dievini Hopp BioTech holding GmbH & Co KG and Friedrich von Bohlen und Halbach is Johann-Jakob-Astor Str. 57, 69190 Walldorf, Germany.

2)	The address for Varuma AG is Aeschenvorstadt 55, CH-4051 Basel, Switzerland. Rudolf Maag controls the voting and investment decisions of Varuma AG.

3)	Consists of 2,596,809 of our common shares with 12,851 restricted stock units and options to purchase 187,277 of our common shares exercisable within 60 days of March 1, 2018.

4)	Consists of 475,050 of our common shares with 4,284 restricted stock units and options to purchase 323,176 of our common shares exercisable within 60 days of March 1, 2018.

5)	Consists of 0 of our common shares and options to purchase 28,495 of our common shares exercisable within 60 days of March 1, 2018.

6)	Consists of 275,000 of our common shares with 857 restricted stock units and options to purchase 53,785 of our common shares exercisable within 60 days of March 1, 2018.

7)	Consists of 469,250 of our common shares and options to purchase 10,250 of our common shares exercisable within 60 days of March 1, 2018.

8)	Consists of 759,000 of our common shares. Includes shares held through an entity controlled by Dr. Riesner and, as such, Dr. Riesner has sole voting and dispositive power over such shares.

9)	Consists of 78,750 of our common shares, and excludes the 18,041,000 shares registered in the name of dievini Hopp BioTech holding GmbH & Co KG that may also be beneficially owned by Friedrich von Bohlen und Halbach. See note (1) above.

10)	Dr. Bollmann holds neither common shares nor non-vested equity instruments exercisable within 60 days as of March 1, 2018.

11)	Consists of 4,023 of our common shares with no equity instruments exercisable within 60 days as of March 1, 2018.

Holders

As of March 10, 2018, we had 96 shareholders of record of our common stock.

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

B.       Related party transactions

The following discussion pertains to a Registration Rights Agreement entered by the Company, which represents the only related party transaction we have entered into since January 1, 2017 with any of our executive officers, directors and holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, other than the compensation arrangements we describe under “Item 6. Directors, Senior Management and Employees–B. Compensation.”

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

Demand Registration Rights

Pursuant to the terms of the registration rights agreement, a shareholder or group of shareholders holding at least 10% of our outstanding common shares may request that we effect a registration under the Securities Act of all or any portion of such requesting shareholders’ registrable securities. As of March 1, 2018 dievini Hopp BioTech holding GmbH & Co KG and Varuma AG were our only shareholders party to the registration rights agreement holding at least 10% of our outstanding commons shares, and together they beneficially held 29,451,700 of our common shares, representing approximately 51.4% of the voting power of our common shares outstanding as of March 1, 2018. At least 10 business days prior to the anticipated filing date of the registration statement relating to such demand registration, we must give all other shareholders party to the registration rights agreement notice of such requested registration. Within five business days of such notice, any of the other shareholders party to the registration rights agreement may request that we also effect the registration of the registrable securities held by them. We will not be required to effect a registration of all such registrable securities unless the aggregate proceeds expected to be received from the sale of such registrable securities equals or exceeds $10 million or such lesser amount that constitutes all of the requesting shareholders’ registrable securities (provided that such lesser amount is at least $5 million). In no event will we be required to effect more than two demand registrations or underwritten take downs referred to under “Shelf Registration

Rights” below. Depending on certain conditions, we may postpone a demand registration on two occasions during any period of twelve consecutive months for up to 90 days.

Piggyback Registration Rights

Pursuant to the terms of the registration rights agreement, at any time after the trigger date, if we propose to register any of our securities, whether or not for sale for our own account, we must give notice to the shareholders party to the registration rights agreement, and they will be entitled to certain piggyback registration rights allowing them to add any of their remaining registrable securities in the registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, the holders of these shares are entitled to notice of the registration and to request that we include their shares in the registration.

Shelf Registration Rights

Pursuant to the terms of the registration rights agreement, if we are eligible to use a shelf registration statement, then a shareholder or group of shareholders holding at least 10% of our outstanding common shares may request that we effect a shelf registration on similar terms as the demand registrations described above, except that offerings will be conducted as underwritten takedowns. As of March 1, 2018 dievini Hopp BioTech holding GmbH & Co KG and Varuma AG were our only shareholders party to the registration rights agreement holding at least 10% of our outstanding commons shares, representing approximately 51.4% of the voting power of our common shares outstanding as of March 1, 2018. We will only be required to effect one public offering from such shelf registration statement within any six month period, each of which shall be deemed to constitute a demand registration for purposes of the number of demand registrations we are required to effect as described under “—Demand Registration Rights” above.

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

C.       Markets

Our common shares began trading on the NASDAQ Global Market on September 23, 2016 under the symbol “ACIU”. The following table sets forth the high and low sales prices as reported in USD by NASDAQ for the periods presented:

	High	Low
Year Ended December 31, 2016:
Third Quarter (since September 23)	19.97	14.11
Fourth Quarter	18.95	10.36
Year Ended December 31, 2017:
First Quarter	13.66	10.36
Second Quarter	10.17	8.51
Third Quarter	11.70	6.03
Fourth Quarter	13.09	10.10
Month Ended:
September 30, 2017	11.70	7.57
October 31, 2017	12.10	10.10
November 30, 2017	12.76	10.20
December 31, 2017	13.09	10.87
January 31, 2018	13.91	12.31
February 28, 2018	13.50	10.52
March 2017 (through March 10, 2018)	12.34	10.31

D.       Selling shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.       Share capital

Not applicable.

B.       Memorandum and articles of association

On March 30, 2017, we adopted the Articles of Association filed as Exhibit 3.1 hereto. The updated Articles of Association reflected the increase of the Company's issued share capital following various exercises of options and the corresponding adjustment of the conditional share capital increase for employee benefit plans.

We incorporate by reference into this annual report on Form 20-F the description of our Articles of Association contained in our Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on September 23, 2016. Such description, together with the immediately preceding paragraph, sets forth a summary of certain provisions of our Articles of Association as currently in effect.

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

A Non-Resident Shareholder may be entitled to a partial refund of the Swiss Federal withholding tax on a Dividend if the country of his or her residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met. Such shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) might differ from country to country. For example, a shareholder who is a resident of the U.S. for the purposes of the U.S.-Swiss Treaty is eligible for a partial refund of the amount of the withholding tax in excess of the 15% treaty rate, provided such shareholder: (i) qualifies for benefits under this treaty and qualifies as beneficial owner of the Dividends; (ii) holds, directly or indirectly, less than 10% of the voting stock of the Company; (iii) does not qualify as a pension scheme or retirement arrangement for the purpose of the bilateral treaty; and (iv) does not conduct business through a permanent establishment or fixed base in Switzerland to which the Shares are attributable. Such an eligible U.S. share may apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate. The applicable refund request form may be filed with the Swiss Federal Tax Administration following receipt of the Dividend and the relevant deduction certificate, however no later than 31 December of the third year following the calendar year in which the Dividend was payable.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of our common shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire common shares.

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

U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of Swiss income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in Swiss Francs will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

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

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Based on our business plan and certain estimates and projections, including as to the relative values of our assets, we do not believe that we were a PFIC for our 2017 taxable year and do not expect to be a PFIC in the immediately foreseeable future. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2018 or any future years is uncertain because, among other things, (i) we currently own, and will own after the completion of the IPO, a substantial amount of passive assets, including cash, and (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status.

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

Market risk arises from our exposure to fluctuation in currency exchange rates. We are exposed to market risks in the ordinary course of our business, which are principally limited to foreign currency exchange rate fluctuations and to a lesser degree, interest rate fluctuations.

Market Risk

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has the policy of matching its cash holdings to the currency structure of its expenses. As of December 31, 2017, the Company holds more than 83% of its overall cash and cash equivalents balance in CHF with the remainder predominantly in EUR and USD (see also Note 8 of the financial statements).

We have a number of collaboration agreements where the upfront payments, milestone payments and future royalty payments are not denominated in Swiss Francs, our reporting currency. Furthermore, many of our research and development activities are subcontracted to parties outside of Switzerland and we purchase materials from suppliers outside of Switzerland. As a result, we are exposed to foreign exchange risk. Approximately 42% of our total costs are incurred in currencies other than the Swiss Franc. Due to the size of some of the income received from collaboration agreements but also the high percentage of our costs indirectly being in foreign currencies, a hypothetical 10% change in exchange rates relative to the Swiss Franc could have a material impact on our financial statements.

Credit risk

The majority of the cash and cash equivalents is held within one bank. However, the credit risk on liquid funds is limited because the counterparty is a bank with a high credit-rating assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Trade and other receivables are fully performing, not past due and not impaired (see Note 7 to the financial statements).

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

The Company’s approach of managing liquidity is to ensure sufficient cash to meet its liabilities when due. Therefore, management closely monitors the cash position on rolling forecasts based on expected cash flow to enable the Company to finance its operations for at least 18 months.

Based on the current cash position, the Company is well financed until the end of the second quarter of 2019, not considering any potential milestone payments.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

E.       Use of Proceeds

On September 23, 2016, we completed our initial public offering of common shares pursuant to a Registration Statement on Form F-1, as amended (Registration No. 333-211714) that was declared effective on September 22, 2016. Under the registration statement, we sold an aggregate of 6,900,000 common shares (which includes 900,000 common shares from the full exercise of the underwriters’ over-allotment option to purchase additional shares). All of these common shares were sold at a price to the public of $11.00 per share, yielding net proceeds of $70.5 million (CHF 69.4 million) after underwriting discounts and commissions. Credit Suisse, Jefferies LLC and Leerink Partners LLC were joint book-running managers for the initial public offering. We paid the offering expenses in connection with the initial public offering, which were approximately CHF 3.5 million ($3.6 million), and which included SEC registration fees, FINRA filing fees, NASDAQ listing fees and expenses, legal fees and expenses, printing expenses, transfer agent fees and expenses, accounting fees and expenses as well as other miscellaneous fees and expenses, but excluded the underwriting discounts and commissions. In addition, we received gross proceeds of approximately $13.5 million (CHF 13.2 million) from the Series E Private Placement Extension.

Between the effective date of the Registration Statement and December 31, 2017, we used approximately CHF 54.6 million of the net proceeds to fund research and development expenses for our Alzheimer’s disease, Non-Alzheimer’s disease including neuro-orphan diseases, Diagnostic and New discovery programs and general administrative expenses. None of the net proceeds were used to make payments (other than compensation paid to our executive officers, directors and an affiliate of one of our directors, each as described in this Annual Report), directly or indirectly, to (i) any of our directors, officers or their associates, (ii) any persons owning 10% or more of our common shares or (iii) any of our affiliates. The intended use of the remaining net proceeds has not changed from the information mentioned in the prospectus relating to the Registration Statement.

ITEM 15. CONTROLS AND PROCEDURES

A.       Disclosure Controls and Procedures

As of December 31, 2017, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective in recording, processing, summarizing and reporting on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our Chief Executive and Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure.

B.       Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2017.

C.       Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to an exemption provided to emerging growth companies under the JOBS Act.

D.       Changes in Internal Control over Financial Reporting

In order to address the material weaknesses disclosed in our 2016 Form 20-F, during 2017 we hired additional qualified personnel to enhance our finance department to be responsible for the preparation of financial statements under U.S. Securities laws, including hiring additional qualified personnel as necessary in our accounting department, and implementing, strengthening and formally documenting the internal control policies and procedures to remediate the material weaknesses disclosed in 2016.

We have hired a new CFO and two U.S. CPAs to serve as our Head of Finance and Director of Financial Reporting, respectively. These three have coordinated efforts internally and with the Audit and Finance Committee Chair to identify risks and develop the processes and controls necessary to prepare our financial statements and disclosures under the requirements of IFRS and of the SEC. We have provided resources for additional training to our accounting and finance personnel, including areas of new and emerging standards, and enhanced various accounting and finance policies and procedures to provide guidance to our finance and accounting department personnel in addressing significant accounting issues and preparing our financial statements so that they are in compliance with IFRS and SEC requirements.

We have taken additional measures to enhance our internal controls over financial reporting. We have implemented a more structured monthly, quarterly and annual close process through the development of an integrated closing checklist to improve the completeness, timeliness and accuracy of our financial reporting and disclosures including, but not limited to, those regarding proper financial statement classification, revenue recognition, share-based compensations, and recognition of clinical trial and other accruals. We continue to formalize and standardize our financial reporting policies and procedures as well as create a uniform set of standards and procedures for our finance, accounting and operations personnel across our Company. This approach will allow us to streamline and enhance consistency of our reporting processes and to strengthen our processes for year-end and quarter-end reporting. In addition, our policies and procedures will continue to expand and evolve as we continue to deploy more functionality upon the implementation of an upgraded Enterprise Resource Planning system.

ITEM 16. [RESERVED]

ITEM 16A. Audit committee financial experts

Our board of directors has determined that Peter Bollmann and Thomas Graney are audit committee financial experts, as that term is defined by the SEC, and are independent for the purposes of SEC and NASDAQ rules.

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

ITEM 16C. Principal accountant fees and services (in CHF and thousands)

	2017	2016
	(in CHF thousands)
Audit Fees	392	340
Audit-related Fees	26	419
Total Fees	418	759

For the year ended December 31, 2017, Ernst & Young AG (“Ernst & Young”) was the Company’s auditor for the IFRS and statutory accounts. At the ordinary annual general meeting on June 28, 2017, the shareholders appointed Ernst & Young as the Company’s auditor for a term of office of one year.

Audit fees for services provided by Ernst & Young include the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our Financial Statements and to issue an opinion on the local statutory financial statements. Audit fees also include services that can be provided only by the external auditor such as reviews of quarterly financial results.

Audit-related fees consisted of fees billed for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or for services that were traditionally performed by the external auditor. In 2016, this included audit fees in connection with the Company’s initial public offering activities.

Pre-Approval Policies and Procedures

In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, we review and pre-approve of any services performed by Ernst & Young. The procedure requires that all proposed engagements of Ernst & Young for audit and permitted non-audit services are submitted to the Audit and Finance Committee for approval prior to the beginning of any such services. In accordance with this policy, all services performed by and fees paid to Ernst & Young in this Item 16C, were approved by the Audit and Finance Committee.

ITEM 16D. Exemptions from the listing standards for audit committees

 Not applicable

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

In 2017, no purchases of our equity securities were made by or on behalf of AC Immune SA or any affiliated purchaser.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this Annual Report, see page F-1.

ITEM 19. Exhibits

(a)  The following documents are filed as part of Annual Report on Form 20-F:

3.1	Articles of Association of AC Immune SA (incorporated herein by reference to Exhibit 99.4 to the Company’s Report on Form 6-K, filed with the SEC on May 11, 2017)
2.1	Registration Rights Agreement (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.1	Research Collaboration and License Agreement between AC Immune SA Corporation and Genentech, Inc. dated November 6, 2006 (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.2	Amendment to the Research Collaboration and License Agreement between AC Immune SA Corporation and Genentech, Inc. dated May 7, 2015 (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.3	Research Collaboration and License Agreement between AC Immune SA Corporation and Genentech, Inc. dated June 15, 2012 (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.4	License and Collaboration Agreement between Piramal Imaging Ltd., Piramal Imaging SA and AC Immune SA, dated May 9, 2014 (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.5	License, Development and Commercialization Agreement between Janssen Pharmaceuticals, Inc. and AC Immune SA, dated December 24, 2014 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.6	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.7	AC Immune SA 2013 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.8	Subscription Agreement among Fidelity entities and AC Immune SA, dated October 16, 2015 (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.9	Subscription Agreement among Temasek entities and AC Immune SA, dated October 16, 2015 (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)

4.10	Stock Option Plan - AC Immune of December 31, 2004 (incorporated herein by reference to Exhibit 99.03 to the Company’s Registration Statement on Form S-8, filed with the SEC on September 29, 2016)
4.11	Employee Stock Option and Share Plan of AC Immune (2005 Plan) (incorporated herein by reference to Exhibit 99.02 to the Company’s Registration Statement on Form S-8, filed with the SEC on September 29, 2016)
4.12	AC Immune SA 2013 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1, filed with the SEC on May 31, 2016)
4.13	AC Immune SA 2016 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 99.08 to the Company’s Report on Form 6-K, filed with the SEC on October 13, 2016)
12.1*	Certification of Andrea Pfeifer pursuant to 17 CFR 240.13a-14(a)
12.2*	Certification of Joerg Hornstein pursuant to 17 CFR 240.13a-14(a).
13.1*	Certification of Andrea Pfeifer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
13.2*	Certification of Joerg Hornstein pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
15.1*	Consent of Ernst & Young AG
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

________________

* Filed herewith

(b)  Financial Statement Schedules

None.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AC IMMUNE SA
Date: March 20, 2018

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Joerg Hornstein
	Name:	Joerg Hornstein
	Title:	Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements — AC IMMUNE SA

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of AC Immune SA

Opinion on the Financial Statements

We have audited the accompanying balance sheets of AC Immune SA (the Company) as of December 31, 2017 and 2016, and the related statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young AG

We have served as the Company’s auditor since 2009.

Petit-Lancy, Switzerland

March 20, 2018

Financial Statements (IFRS)

Balance Sheets

in CHF thousands		As of the Years Ended December 31,
ASSETS	Notes	2017	2016
Non-current assets
Property, plant and equipment	4	2,353	1,120
Financial assets	5	126	86
Total non-current assets		2,479	1,206
Current assets
Prepaid expenses	6	1,440	1,278
Accrued income	6	2,799	889
Other current receivables	7	918	517
Cash and cash equivalents	8	124,377	152,210
Total current assets		129,534	154,894
Total assets		132,013	156,100

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	9	1,147	1,135
Share premium		188,299	188,166
Accumulated losses		(72,607)	(46,921)
Total shareholders’ equity		116,839	142,380

Non-current liabilities
Accrued interest – long-term	12	99	—
Long-term financing obligation	12	395	—
Net employee defined benefit liabilities	17	4,926	3,798
Total non-current liabilities		5,420	3,798

Current liabilities
Trade payables and other payables	10	1,092	4,035
Accrued expenses	10	8,307	5,366
Deferred income	11	355	521
Total current liabilities		9,754	9,922
Total liabilities		15,174	13,720
Total shareholders’ equity and liabilities		132,013	156,100

The accompanying notes are an integral part of these financial statements.

Statements of Income / (Loss)

		For the Years Ended December 31,
	Notes	2017	2016	2015
		in CHF thousands except for share and per share data
Revenue
Contract revenue	13	20,255	23,214	39,090
Total revenue		20,255	23,214	39,090

Operating expenses
Research and development expenses	14	(32,663)	(25,774)	(17,049)
General and administrative expenses	14	(10,131)	(7,896)	(3,417)

Total operating expenses		(42,794)	(33,670)	(20,466)

Operating income / (loss)		(22,539)	(10,456)	18,624
Finance income / (expense), net	14	(4,055)	3,324	1,591
Interest income	14	330	43	55
Interest expense	14	(147)	(7)	—_
Finance result, net		(3,872)	3,360	1,646
Income / (loss) before tax		(26,411)	(7,096)	20,270
Income tax expense	16	—	—	—
Income / (loss) for the period		(26,411)	(7,096)	20,270
Earnings / (loss) per share (EPS):
Basic, income / (loss) for the period attributable to equity holders	20	(0.46)	(0.14)	0.47
Diluted, income / (loss) for the period attributable to equity holders		(0.46)	(0.14)	0.44
Weighted-average number of shares used to compute EPS basic		57,084,295	50,096,859	43,412,250
Weighted-average number of shares used to compute EPS fully diluted		57,084,295	50,096,859	46,043,198

Statements of Comprehensive Income / (Loss)

	For the Years Ended December 31,
	2017	2016	2015
	in CHF thousands
Income / (loss) for the period	(26,411)	(7,096)	20,270
Other comprehensive income / (loss) not to be reclassified to income or loss in subsequent periods (net of tax)
Re-measurement losses on defined benefit plans (net of tax of CHF 0 for all periods)	(780)	(761)	(736)
Total comprehensive income / (loss), net of tax	(27,191)	(7,857)	19,534

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Equity

in CHF thousands	Share capital	Share premium	Accumulated losses	Total
Balance as of January 1, 2015	854	83,068	(60,455)	23,467
Net income for the period	—	—	20,270	20,270
Other comprehensive loss	—	—	(736)	(736)
Total comprehensive income	—	—	19,534	19,534

Share-based payments	—	—	540	540
Issuance of preferred Series E shares	62	29,437	—	29,499
Exercise of options	12	130	—	142
Transaction costs	—	(2,139)	—	(2,139)

Balance as of December 31, 2015	928	110,496	(40,381)	71,043

in CHF thousands	Share capital	Share premium	Accumulated losses	Total
Balance as of January 1, 2016	928	110,496	(40,381)	71,043
Net loss for the period	—	—	(7,096)	(7,096)
Other comprehensive loss	—	—	(761)	(761)
Total comprehensive loss	—	—	(7,857)	(7,857)

Share-based payments	—	—	1,317	1,317
Preferred Series E extension shares	28	13,177	—	13,205
Proceeds from IPO net of underwriting fees	138	69,250	—	69,388
Exercise of options	41	260	—	301
Transaction costs	—	(5,017)	—	(5,017)

Balance as of December 31, 2016	1,135	188,166	(46,921)	142,380

in CHF thousands	Share capital	Share premium	Accumulated losses	Total
Balance as of January 1, 2016	1,135	188,166	(46,921)	142,380
Net loss for the period	—	—	(26,411)	(26,411)
Other comprehensive loss	—	—	(780)	(780)
Total comprehensive loss	—	—	(27,191)	(27,191)

Share-based payments	—	—	1,579	1,579
Issuance of shares:
Restricted Share Awards	—	74	(74)	—
Exercise of options	12	59	—	71
Balance as of December 31, 2017	1,147	188,299	(72,607)	116,839

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

	For the Years Ended December 31,
in CHF thousands	2017	2016	2015
Operating activities
Net income / (loss) for the period	(26,411)	(7,096)	20,270
Adjustments to reconcile net income for the period to net cash flows:
Depreciation of property, plant and equipment	580	278	287
Finance result, net	3,872	(3,360)	(1,646)
Share-based compensation expense	1,579	1,317	540
Changes in pensions	348	250	(359)
Accrued interest on long-term debt	99	—	—
Changes in working capital:
Prepaid expenses	(162)	(494)	(2,135)
Accrued income	(1,910)	(842)	6
Other current receivables	(401)	(248)	25,666
Accrued expenses	2,940	1,564	1,707
Deferral of unearned revenue	(156)	476	(160)
Long-term financing obligation	204	—	—
Accounts payable	(2,853)	2,592	(141)

Cash provided by/(used in) operating activities	(22,271)	(5,563)	44,035
Interest income	330	43	55
Finance costs	(153)	(126)	(6)
Net cash flows provided by/(used in) operating activities	(22,094)	(5,646)	44,084

Investing activities
Purchases of property, plant and equipment	(1,802)	(899)	(244)
Rent deposit	(40)	—	—
Net cash flows used in investing activities	(1,842)	(899)	(244)

Financing activities
Proceeds from issuance of preferred Series E	—	13,206	29,499
Proceeds from issuance of common shares	—	69,388	—
Transaction costs of issue of shares	—	(4,105)	(1,859)
Proceeds from issuance of shares-option plans	71	301	83
Proceeds from long-term debt	200	—	—
Proceeds from employee loan repayments	—	—	55
Net cash flows provided by financing activities	271	78,790	27,778

Net increase / (decrease) in cash and cash equivalents	(23,665)	72,245	71,618
Cash and cash equivalents at January 1	152,210	76,522	3,306
Exchange gains on cash and cash equivalents	(4,168)	3,443	1,598
Cash and cash equivalents at December 31	124,377	152,210	76,522

Net increase / (decrease) in cash and cash equivalents	(23,665)	72,245	71,618

Non-cash transactions: In 2016, proceeds from the issuance of common shares represents cash received relating to our initial public offering completed in September 2016 and is net of CHF 5.1 million in non-cash underwriting fees.

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

1.	General information

AC Immune SA (the “Company,” or “AC Immune,” “ACI,” “we,” “our,” “ours,” “us”) is a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines for prevention, diagnosis and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, Tau and alpha-synuclein. Our corporate strategy is founded upon a three-pillar approach that targets Alzheimer’s disease, non-Alzheimer’s neurodegenerative diseases including neuro-orphan indications and diagnostics. Our lead product candidate is crenezumab, a humanized, monoclonal, conformation-specific anti-Abeta antibody that we developed using our proprietary SupraAntigen platform. The two Phase 3 clinical studies for crenezumab were commenced in early 2016 and in February 2017, respectively. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop medicines and diagnostics to target misfolded proteins.

The Company was initially incorporated as a limited liability company on February 13, 2003 in Basel and effective August 25, 2003 was transitioned into a stock company. The Company’s corporate headquarters are located at EPFL Innovation Park Building B, Ecublens/Lausanne, Vaud, Switzerland.

2.	Basis of preparation

Going concern

The financial statements have been prepared on the basis that the Company will continue as a going concern after considering the Company’s cash position of CHF 124.4 million as of December 31, 2017. The Company received CHF 14 million in 2017 for the clinical milestone related to the collaboration with Genentech on the first dosing in a Phase 2 clinical trial for Alzheimer’s Disease (AD) with an anti-Tau monoclonal antibody, CHF 14 million in 2016 for the clinical milestone related to the collaboration with Genentech on the anti-Tau antibody program and CHF 4.9 million in 2016 for the clinical milestone related to ACI-35 pursuant to its collaboration with Janssen. This total also reflects the $75.9 million (CHF 74.5 million) in gross proceeds raised in the initial public offering (“IPO”) in September 2016 and the $13.5 million (CHF 13.2 million) the Company raised in the Series E Private Placement Extension financing in April 2016.

To date, the Company has financed its cash requirements primarily from its initial public offering, share issuances and revenues from collaboration agreements. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel, and (v) acquire capital to support its operations.

Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements have been approved for issue by the Board of Directors on March 20, 2018.

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

Revenue recognition

Revenue includes upfront fees, milestone payments as well as revenue from research and development agreements associated with collaborations with third parties and grants from public institutions and foundations.

License of intellectual property

Revenue from non-refundable, upfront license payments and performance milestones where the Company has continuing involvement is recognized over the estimated performance or agreement period, depending on the terms of the agreement. The recognition of revenue is prospectively changed for subsequent changes in the development or agreement period.

For collaboration agreements on product candidates (i) that are in clinical development, (ii) where the upfront payment reflects a payment for past investments the Company has made in the development of the product candidate, access to the product candidate, the associated intellectual property and our knowledge, and, (iii) where there is no further performance commitment, the Company recognizes the fair value of the upfront payment at the time of entering into the collaboration agreement. For collaboration agreements (i) in clinical development but where conditions (ii) and (iii) are not met, the Company recognizes revenue from upfront payments under our collaboration agreements pro-rata over the term of the estimated period of performance under each agreement.

For collaboration agreements, in addition to receiving upfront payments, the Company is also entitled to milestone and other contingent payments upon achieving pre-defined objectives.

Milestone payments

Revenue from milestones, if they are non-refundable and deemed substantive, is recognized upon successful accomplishment of the milestones. To the extent that non-substantive milestones are achieved and the Company has remaining performance obligations, milestones are deferred and recognized as revenue over the estimated remaining period of performance.

Research and Development Services

The Company has certain arrangements with our collaboration partners that include contracting our full-time employees for research and development programs. These revenues are recorded in contract revenue as the services are performed.

Research and development expenditure

Given the stage of development of the Company’s products, all research expenditure is recognized as expense when incurred. Research and development expenditures include:

•	the cost of acquiring, developing and manufacturing active pharmaceutical ingredients for product candidates that have not received regulatory approval, clinical trial materials and other research and development materials;

•	fees and expenses incurred under agreements with contract research organizations, investigative sites, and other entities in connection with the conduct of clinical trials and preclinical studies and related services, such as administrative, data management, and laboratory services;

•	fees and costs related to regulatory filings and activities;

•	costs associated with pre-clinical and clinical activities; and

•	employee-related expenses, including salaries and bonuses, benefits, travel and stock-based compensation expense

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

Property, plant and equipment

Equipment is shown at historical acquisition cost, less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to the acquisition of the property, plant and equipment. Depreciation is calculated using a straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

IT equipment	3 years
Laboratory equipment	5 years
Leasehold improvements / furniture	5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Where an asset’s carrying amount is greater than its estimated recoverable amount, it is written down to its recoverable amount.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the Statements of Income / (Loss).

Financial assets and liabilities

The Company’s financial assets and liabilities are comprised of receivables, cash and cash equivalents, trade payables and a long-term financing obligation. The carrying amount for these financial assets and liabilities approximates fair value.

Receivables

Receivables are non-derivative financial assets with fixed payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as long-term assets. Receivables are recognized at their billing value. An allowance for doubtful accounts is recorded for potential estimated losses when there is objective evidence of the debtor’s inability to make required payments.

Cash and cash equivalents

Cash and cash equivalents include deposits held with external financial institutions and cash on hand. All cash and cash equivalents are either in cash or in deposits with less than 3 months’ duration.

The Company assesses at each period whether there is objective evidence that financial assets are impaired. Recognized impairment losses would be immediately recognized in the Statements of Income / (Loss).

Trade payables

Trade payables are recognized initially at fair value, which represents cost incurred.

Long-term financing obligation

The Company’s long-term financing obligation is measured as of the period end date based on the repayment terms when originated.

Share capital and Initial Public Offering

Ordinary (Common) Shares are classified as equity, as were all Preferred Shares previously outstanding prior to the IPO. Expenses directly attributable to the issuance of new shares are shown in equity as a deduction, net of tax, from the proceeds.

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

The holders of Preferred Shares owned 80.1% of the total amount of shares outstanding (assuming conversion of the Preferred Shares into Common Shares on a one-for-one basis) as of December 31, 2015 and the Company’s Board of Directors were predominantly the holders of Preferred Shares. The Preferred Shares had been the primary source of equity financing for the Company for more than 13 years until the Company completed an IPO in September 2016, at which point all Preferred Shares were converted to Common Shares. The Preferred Shares did not have mandatory redemption features; however, the Shareholders’ Agreement provided for conversion of Preferred Shares into Common Shares as a result of an IPO. The redemption of the Preferred Shares was authorized by the Company’s Board of Directors.

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

On October 23, 2015, AC Immune completed a 250-for-1 stock split. The split was applied to all of AC Immune’s outstanding common shares, preferred shares (Series A, B, C, D and E) and vested and unvested options. The stock split impacted earnings per share (“EPS”). To facilitate a comparison of EPS figures, the 2015 reported EPS figures were adjusted to reflect the stock split. 2015 disclosures in notes 9 (share capital), 18 (share-based compensation) and 20 (earnings per share) have all been prepared taking into consideration the 250-for-1 stock split.

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

The IPO resulted in an increase of CHF 64.2 million in the share premium of AC Immune excluding the effect of transaction costs associated with the IPO related to the issuance of new shares. Transaction costs associated with the IPO and related to the issuance of new shares were charged directly against the share premium account thereby reducing the total equity reported.

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

The net defined benefit liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets. The defined benefit obligation is in all material cases calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries, pension increases as well as discount rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest), are recognized immediately in Other Comprehensive Income. Past service costs, including curtailment gains or losses, are recognized immediately in general and administrative expenses within the operating results. Settlement gains or losses are recognized in general and administrative expenses within the operating results. The Company determines the net interest expense (income) on the net defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period or in case of any significant events between measurement dates to the then-net defined benefit liability, taking into account any changes in the net defined benefit liability during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in the statement of income.

Share-based compensation

The Company operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of equity based awards is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of instruments that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, prospectively in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

Stock options granted under the Company’s stock option plans A, B, C and the 2016 Stock Option and Incentive Plan are valued using the Black-Scholes option pricing model (see Note 18). This valuation model as well as parameters used such as expected volatility and expected term of the stock options are partially based on management’s estimates.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

We estimate the fair value of non-vested stock awards (restricted shares and restricted share units) using a reasonable estimate of market value of the common stock on the date of the award. We classify our share-based payments as equity-classified awards as they are settled in shares of our common stock. We measure equity-classified awards at their grant date fair value and do not subsequently remeasure them. Compensation costs related to equity-classified awards are equal to the fair value of the award at grant-date amortized over the vesting period of the award using the graded method. We reclassify that portion of vested awards to share premium as the awards vest.

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

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on collaboration and licensing agreements, (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) income taxes and (v) share-based compensation. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Income taxes

As disclosed in Note 16, the Company has tax losses that can generally be carried forward for a period of 7 years from the period the loss was incurred. These tax losses represent potential value to the Company to the extent that the Company is able to create taxable profits before the expiry period of these tax losses. The Company has not recorded any deferred tax assets in relation to these tax losses.

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

Accounting pronouncements – not yet adopted

 IFRS 9 Financial Instruments will supersede IAS 39 Financial Instruments: Recognition and Measurement and is effective for annual periods beginning on or after January 1, 2018. IFRS 9 covers classification and measurement of financial assets and financial liabilities, impairment of financial assets and hedge accounting. The Company expects to adopt this standard on January 1, 2018, and after completing its assessment of the standard, AC Immune does not anticipate IFRS 9 to have a material impact on the financial statements.

IFRS 16 Leases provides a new model for lessee accounting in which all leases, other than short-term and small-ticket-item leases, will be accounted for by the recognition on the balance sheet of a right-to-use asset and a lease liability, and the subsequent amortization of the right-to-use asset over the lease term. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. AC Immune is still assessing the impact of this standard on its financial statements.

The Company has completed its analysis of the impact of IFRS 15 Revenue from Contracts with Customers, which amends revenue recognition requirements and establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The standard replaces IAS 18 Revenue and IAS 11 Construction Contracts and Related Interpretations. The new standard, as amended, becomes effective for the Company in the first quarter of fiscal year 2018, but allows the Company to adopt early. The Company will adopt this accounting standard in the first quarter of fiscal year 2018.

The Company will adopt this standard using the modified retrospective method. Under this method, the cumulative effect of adopting the standard will be recorded to retained earnings on January 1, 2018. We have completed our assessment of the effect of this adoption, including a detailed review of all of our contracts to identify potential differences in accounting as a result of the new standard and use of the practical expedient regarding contract modifications. The new standard will result in additional revenue-related disclosures in the footnotes to our financial statements. Adoption of this standard will also require changes to certain business processes which are in place to ensure our compliance. Based on our analysis, we do not anticipate a material impact on our total revenues or costs.

4.	Property, plant and equipment

	As of December 31, 2017
	Furniture	Computers /IT	Lab Equipment	Leasehold Improvements	Total
Acquisition Cost:
Balance at the end of the previous year	81	298	2,792	103	3,274
Acquisitions	4	271	1,369	169	1,813
Balance at end	85	569	4,161	272	5,087

Accumulated depreciation:
Balance at the end of the previous year	(45)	(172)	(1,858)	(79)	(2,154)
Depreciation expense	(14)	(87)	(453)	(26)	(580)
Balance at end	(59)	(259)	(2,311)	(105)	(2,734)

Carrying Amount:
December 31, 2016	36	126	934	24	1,120
December 31, 2017	26	310	1,850	167	2,353

	As of December 31, 2016
	Furniture	Computers /IT	Lab Equipment	Leasehold Improvements	Total
Acquisition Cost:
Balance at the end of the previous year	43	172	2,058	103	2,376
Acquisitions	38	126	734	—	898
Balance at end	81	298	2,792	103	3,274

Accumulated depreciation:
Balance at the end of the previous year	(36)	(138)	(1,629)	(73)	(1,876)
Depreciation expense	(9)	(34)	(229)	(6)	(278)
Balance at end	(45)	(172)	(1,858)	(79)	(2,154)

Carrying Amount:
December 31, 2015	7	34	429	30	500
December 31, 2016	36	126	934	24	1,120

For the years ended December 31, 2017, 2016 and 2015, the Company incurred CHF 580 thousand, 278 thousand and 287 thousand in depreciation expense, respectively.

5.	Financial Assets

AC Immune has two deposits in escrow accounts totaling CHF 126 thousand associated with the lease of the Company’s premises as of December 31, 2017 and CHF 86 thousand as of December 31, 2016.

6.	Prepaid expenses and accrued income
	For the Years Ended December 31,
in CHF thousands	2017	2016
Prepaid expenses	1,440	1,278
Accrued income	2,799	889
Total	4,239	2,167

The prepaid expenses relate mainly to research contracts with down-payments at contract signature and the related activities will start or continue into 2018.

Accrued income consists of CHF 1.5 million as of December 31, 2017 associated with our Biogen collaboration and CHF 1.2 million associated with our Janssen collaboration (see Note 13). CHF 0.9 million was accrued as of December 31, 2016 and subsequently invoiced in 2017.

7.	Other current receivables
	For the Years Ended December 31,
in CHF thousands	2017	2016
Other receivables	691	182
Swiss VAT	112	320
Withholding tax	115	15
Total	918	517

The maturity of these assets is less than three months. The Company considers the counterparty risk as low and the carrying amount of these receivables is considered to correspond to their fair value.

8.	Cash and cash equivalents
	For the Years Ended December 31,
in CHF thousands	2017	2016
Cash	124,377	152,210
Total	124,377	152,210

By Currency
CHF	103,272	41,322
EUR	3,658	6,727
USD	17,447	104,161
Total	124,377	152,210

At the balance sheet dates, Company funds were held in CHF, EUR and USD currencies. As of December 31, 2017, funds in EUR and USD were translated into CHF at a rate of 1.169 and 0.976, respectively.

9.	Share capital

As of December 31, 2017 and 2016, the issued share capital amounted to CHF 1,147,104 and CHF 1,135,468 respectively and comprised of Common Shares of 57,355,188 and 56,773,392, respectively.

The table below summarizes the Company’s capital structure:

	For the Years Ended December 31,
	2017		2016
	Number	CHF	Number	CHF
Common shares with a nominal value of CHF 0.02 each	57,355,188	1,147,104	56,773,392	1,135,468
Total	57,355,188	1,147,104	56,773,392	1,135,468

The Common Shares nominal values of CHF 0.02 per share are fully paid in.

The changes in common shares outstanding for the year ended December 31, 2017 represent 4,023 Restricted Shares issued, 5,998 Restricted Share Units which vested and 571,775 share options that were exercised.

On April 15, 2016, AC Immune completed a private placement of Series E preferred shares, each with a nominal value of CHF 0.02 per share (the “Series E Private Placement Extension”). An aggregate 1,401,792 Series E preferred shares were issued at a price of $9.6384 per preferred share to certain strategic investors, individuals and existing shareholder in the Series E Private Placement Extension for an aggregate subscription amount of approximately $13.5 million. As previously referenced in Note 3 in the summary of significant accounting policies, all outstanding Preferred Shares were converted to common shares as a result of the IPO completed in September 2016.

The changes in common shares outstanding for the year ended December 31, 2016 represent (i) 6.9 million common shares issued as a result of the Company’s 2016 IPO, (ii) 38,577,042 additional common shares as a result the conversion of all outstanding preferred shares (including the 1.4 million preferred Series E shares issued in April 2016) on a one-for-one basis as a result of the Company’s 2016 IPO and (iii) 2,069,100 share options exercised during 2016.

10.	Trade payables and accrued liabilities

	For the Years Ended December 31,
in CHF thousands	2017	2016
Trade payables and other payables	1,092	4,035
Accrued research and development costs	5,430	3,265
Accrued payroll expenses	2,420	1,419
Other accrued expenses	457	682
Deferred income	355	521
Total	9,754	9,922

An accrual of CHF 1.1 million and CHF 1.0 million was recognized for performance-related remuneration relating to 2017 and 2016, respectively.

11.	Deferred income

For the year ended December 31, 2017, the Company has recorded CHF 0.4 million in deferred income in relation to research funding commitments from Biogen. For the year ended December 31, 2016, we received a research contribution from Biogen for research collaboration of $1.5 million (CHF 1.5 million) for the alpha-synuclein and TDP-43 PET imaging programs. As of December 31, 2016, the remaining CHF 521 thousand was recorded as a current liability in deferred income and was recognized as revenue in 2017 as remaining performance obligations were completed.

12.	Long term financing obligation

On January 4, 2016 and September 13, 2016 for fiscal years 2016 and 2017, respectively, AC Immune obtained separate funding commitment notices from the LuMind Research Down Syndrome Foundation (“LuMind”) totaling $200 thousand in each instance. Per the Research Grant Agreement, the terms stipulate that AC Immune has an obligation to reimburse LuMind for an amount equal to 125% of the then funding commitment made by LuMind to AC Immune. AC Immune has accordingly recorded a long-term financing obligation for the total $400 thousand (CHF 395 thousand) committed and a corresponding interest accrual of $100 thousand (CHF 99 thousand).

13.	Revenues

	For the Years Ended December 31,
in CHF thousands	2017	2016	2015
Contract revenue	20,255	23,214	39,090
Total	20,255	23,214	39,090

Anti-Abeta antibody in AD - Collaboration agreement of 2006 with Genentech

In November 2006, AC Immune signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal antibody targeting misfolded Abeta. Genentech commenced Phase 3 clinical studies for crenezumab in the first quarter of 2016. In February 2017, Genentech started a second Phase 3 clinical trial. If crenezumab receives regulatory approval, we will be entitled to receive royalties that are tied to annual sales volumes with different royalty rates applicable in the U.S. and Europe. These percentage rates range from net high single digits to the mid-teens.

Under the agreement with Genentech, we may become eligible to receive payments totaling up to approximately $340 million, excluding royalties. As of December 31, 2017 we have received total payments of $65 million (CHF 70.1 million).

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

To date, we have received payments totaling CHF 59 million, including a CHF 14 million milestone payment recognized and payment received in the fourth quarter of 2017 associated with the first patient dosing in a Phase 2 clinical trial for Alzheimer’s Disease with an anti-Tau monoclonal body known as RO7105705, a CHF 14 million milestone payment recognized in the second quarter of 2016 and received in July 2016, associated with the recent announcement of the commencement of the Phase 1 clinical study of the lead anti-Tau antibody candidate and a CHF 14 million milestone payment received in 2015 in connection with the ED-GO decision.

Genentech may terminate the agreement at any time by providing three months’ notice to us. In such event all costs incurred are still refundable.

Tau Vaccine in AD – Collaboration agreement of 2014 with Janssen Pharmaceuticals

In December 2014, we entered into a partnership with Janssen Pharmaceuticals, a Johnson & Johnson company, to develop and commercialize therapeutic anti-Tau vaccines for the treatment of AD and potentially other

Tauopathies. The partnership includes a worldwide exclusive license and research collaboration. We and Janssen will co-develop the lead therapeutic vaccine, ACI-35, through Phase 1b completion. From Phase 2 and onward, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35. ACI-35 is an active therapeutic vaccine stimulating the patient’s immune system to produce a polyclonal antibody response against phosphorylated Tau protein.

The agreement also allows for the collaboration to be expanded to a second indication based on the same anti-Tau vaccine program and intellectual property related to this program.

We received an upfront payment of CHF 25.9 million which we recognized in 2014 and are eligible to receive development, regulatory and commercialization milestone payments for AD and a potential second indication outside of AD. Additionally, we will receive royalties on sales at a percentage rate ranging from the low double digits to mid-teens. The two companies have entered into a three-year joint research collaboration, which was subsequently amended to five years, to further characterize and develop novel vaccine therapies for the treatment of Tauopathies.

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

In 2016, we received payments of CHF 1.5 million for pre-payment of research and external research costs. Pursuant to the terms of the collaboration agreement, there is a performance obligation until the end of the year. As a result, we recognized the proceeds from the milestone payment over a 12-month period on a straight-line basis. In May 2016, we received a CHF 4.9 million payment for reaching a clinical milestone in the Phase 1b study. As we met all performance obligations on reaching the milestone, we have recognized related revenue.

In July 2017, AC Immune and Janssen entered into a Second Amendment to the December 2014 License, Development and Commercialization Agreement. The Amendment allows for the alignment of certain payment provisions with the new Development Plan and Research Plan activities. ACI and Janssen will jointly share R&D costs until the completion of the first Phase 2. Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the Phase 1b clinical study by providing 90 days’ notice to us.

Tau-PET imaging agent in AD – License and Collaboration agreement of 2014 with Piramal Imaging

In May 2014, AC Immune SA entered into an LCA, our first diagnostic partnership with Piramal Imaging (“Piramal”), a division of Piramal Enterprises, Ltd. The LCA with Piramal is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein positron emission tomography (PET) tracers supporting the diagnosis and clinical management of AD and potential Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 157 million, plus royalties on sales at a percentage rate ranging from mid-single digits to low double digits.

The upfront payment of EUR 500 thousand received from this collaboration was deferred over a period of 12 months which was the joint Research Collaboration period. As such, the residual balance in deferred revenue related to this collaboration at December 31, 2014, was fully recognized until May 2015.

In March 2017, we invoiced Piramal for a CHF 1.1 million milestone related to the initiation of “Part B” of the first-in-man Phase 1 clinical trial for PSP (Progressive Supranuclear Palsy). As we met all performance obligations on reaching the milestone, we have recognized this milestone as revenue in the first quarter of fiscal 2017 and received payment in Q4 2017. We are also entitled to further clinical milestones totaling EUR 6 million should the compound make it through to Phase 3 clinical studies and are further entitled to potential regulatory, commercialization and sales based milestones totaling EUR 150 million.

Piramal may terminate the LCA agreement by providing three months’ notice to the Company.

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

In April 2017, we began the second year of our collaboration and have recognized CHF 3.4 million for research contribution and collaboration services. We have also recognized the remaining CHF 0.5 million related to the technology access fee bill in April 2016 which was amortized over a 12-month period.

As of December 31, 2017, CHF 355 thousand is recorded as a current liability in deferred income and is expected to be recognized as revenue in 2018 as remaining performance obligations are completed.

Recombinant protein therapeutic candidate – Collaboration with Essex Bio-Technology Limited

On May 19, 2017, we entered into a Research Project Agreement with Essex Bio-Technology Limited, or Essex, to develop a recombinant protein therapeutic candidate acting on a unique neuroprotective mechanism for treatment of neurological diseases, such as Alzheimer’s disease and frontotemporal dementia. Essex will provide joint research commitment as well as financial support to AC Immune for the pre-IND development of the biological agent.

As part of this agreement, the parties have agreed to an initial two year Research Plan, which intends to develop a basic Fibroblast Growth Factor (“bFGF”) as a therapeutic for the treatment of neurodegenerative diseases and to generate novel antibody therapeutics.

Under the terms of the agreement, Essex will provide support to AC Immune until the selection of a collaboration product by the Joint Steering Committee, up to a maximum of CHF 750 thousand per year. The Company recognized CHF 78 thousand for the year ended December 31, 2017.

Continuation of 2015 Grant from the Michael J. Fox Foundation

On September 16, 2017, AC Immune formally signed a one year grant continuation with the Michael J. Fox Foundation for Parkinson’s Disease research. This grant provides funds for the development of Positron Emission Tomography (PET) tracers for the alpha-synuclein protein, to support the early diagnosis and clinical management of Parkinson’s disease. The Company recognized CHF 95 thousand for research services performed for the year ended December 31, 2017.

14.	Expenses by category

Research and Development

	For the Years Ended December 31,
in CHF thousands	2017	2016	2015
Operating expenses	23,822	18,767	10,763
Payroll expenses	8,552	6,450	5,879
Share-based compensation	289	557	407
Total research and development expenses	32,663	25,774	17,049

General and Administrative

	For the Years Ended December 31,
in CHF thousands	2017	2016	2015
Operating expenses	3,857	3,168	1,377
Payroll expenses	4,984	3,969	1,908
Share-based compensation	1,290	759	132
Total general and administrative expenses	10,131	7,896	3,417

Financial Result, net

	For the Years Ended December 31,
in CHF thousands	2017	2016	2015
Interest income/ (expense)	184	36	55
Foreign currency remeasurement gain/(loss), net	(4,049)	3,443	1,598
Other finance income/(expense)	(7)	(119)	(7)
Finance result, net	(3,872)	3,360	1,646

15.	Related-party transactions

Key management including the Board of Directors (five individuals excluding the CEO) and the Executive Management (four individuals) compensation was:

	For the Years Ended December 31,
in CHF thousands	2017	2016	2015
Short-term employee benefits	2,463	2,251	1,776
Post-employment benefits	166	154	124
Share-based compensation	1,267	832	8
Total	3,896	3,237	1,908

In April 2017, Joerg Hornstein was named the Chief Financial Officer and a member of the Executive Management. He replaced the former CFO whose tenure ended in November 2016.

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

Short-term employee benefits comprise of salaries, bonuses, social security and expense allowances.

257,916, 98,500, and 45,000 options were granted in 2017, 2016 and 2015, respectively, to the Executive Management of the Company. No options were granted in 2017, 2016, and 2015, respectively, to the Directors of the Company. In connection with his departure in the fourth quarter of 2016, the former Chief Financial Officer forfeited his initial 2016 grant (included in the aggregate 2016 total above), and in its place was awarded 49,250 options. The fourth quarter 2016 grant date fair value of the replacement award was CHF 674 thousand.

The Company granted 4,023 Restricted Shares as part of a Restricted Share Award to one of our Directors in accordance with our 2016 Stock Option and Incentive Plan in 2017. No such awards were issued in 2016 and 2015.

In the third quarter of fiscal 2017, the Company granted 125,332 Restricted Share Units to certain members of the Board of Directors and Executive Management. No such awards were issued in 2016 and 2015.

16.	Income taxes

The Company recognized no income tax expense or deferred tax asset or liability positions for the years ended December 31, 2017, 2016, and 2015.

The income tax expense for each year can be reconciled to Income / (loss) before tax as follows:

	For the Years Ended December 31,
in CHF thousands	2017	2016	2015
Income / (loss) before income tax	(26,411)	(7,096)	20,270
Tax expense / (benefit) calculated at the statutory rate of 20.5% (21% for 2016 and 22% for 2015)	(5,420)	(1,504)	4,566
Effect of Swiss Tax Holidays	—	—	—
Permanent differences	40	(166)	—
Effect of unrecognized carry forward tax loss	—	—	(4,566)
Effect of unused tax losses and tax offsets not recognized as deferred tax assets	5,380	1,670	—
Effective income tax rate benefit / (expense)	—	—	—

The tax rate used for the 2017 reconciliations above is the corporate tax rate of 20.5% (21%: 2016 and 22% : 2015) payable by corporate entities in the Canton of Vaud, Switzerland on taxable profits under tax law in that jurisdiction.

In 2015, AC Immune was able to apply tax loss carryforwards to reduce its effective tax rate to zero.

	For the Years Ended December 31,
in CHF thousands	2017	2016	2015
Unrecognized deductible temporary differences, unused tax losses and unused tax credits
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:
- Tax losses	62,575	36,707	29,079
- Deductible temporary differences related to the retirement benefit plan	4,926	3,798	2,787

Total	67,501	40,505	31,866

Deductible temporary differences related to the retirement benefit plan do not expire. Tax losses expiry dates are shown in the table below:

in CHF thousands	2017	2016	2015
Tax losses split by expiry date
December 31, 2017	—	—	—
December 31, 2018	2,175	2,175	2,175
December 31, 2019	16,566	16,566	16,566
December 31, 2020	10,338	10,338	10,388
December 31, 2021	—	—	—
December 31, 2022	—	—	—
December 31, 2023	7,628	7,628	—
December 31, 2024	25,868	—	—
Total	62,575	36,707	29,079

The tax losses available for future offset against taxable profits have increased by CHF 25.9 million from 2016, representing the amount of tax losses that are additionally available as an offset, subject to expiration as disclosed in the table above, against future taxable income.

Consistent with prior years, the Company has not recorded any deferred tax assets in relation to the past tax losses available for offset against future profits as the recognition criteria have not been met at the balance sheet date.

17.	Retirement benefit plan

The Company participates in a collective foundation covering all of its employees including its executive officers. In addition to retirement benefits, the plan provides death or long-term disability benefits.

Contributions paid to the plan are computed as a percentage of salary, adjusted for the age of the employee and shared approximately 47% and 53% by employee and employer, respectively.

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

The following table sets forth the status of the defined benefit pension plan and the amount that should be recognized in the balance sheet:

	For the Years Ended December 31,
in CHF thousands	2017	2016	2015
Defined benefit obligation	(14,278)	(11,596)	(9,439)
Fair value of plan assets	9,352	7,798	6,652
Total liability	(4,926)	(3,798)	(2,787)

The following amounts have been recorded as net pension cost in the statement of income:

	For the Years Ended December 31,
in CHF thousands	2017	2016	2015
Service cost	912	742	641
Interest cost	81	75	101
Interest income	(55)	(56)	(76)
Impact of plan amendment	—	—	(584)
Net pension cost	938	761	82

The changes in defined benefit obligation, fair value of plan assets and unrecognized (gains) / losses are as follows:

A. Change in defined benefit obligation

in CHF thousands	2017	2016	2015
Defined benefit obligation as of January 1	(11,596)	(9,439)	(8,091)
Service cost	(912)	(742)	(641)
Interest cost	(81)	(75)	(101)
Change in demographic assumptions	—	(389)	—
Change in financial assumptions	—	(26)	(591)
Other actuarial gains / (losses)	(735)	(378)	(176)
Plan amendment	—	—	584
Benefit payments	(426)	(111)	(48)
Employees’ contributions	(528)	(436)	(375)
Defined benefit obligation as of December 31	(14,278)	(11,596)	(9,439)

B.	Change in fair value of plan assets

in CHF thousands	2017	2016	2015
Fair value of plan assets as of January 1	7,798	6,652	5,681
Interest income	55	56	76
Employees’ contributions	528	436	375
Employer’s contributions	590	511	441
Benefits payments	426	111	48
Plan assets gains/(losses)	(45)	32	31
Fair value of plan assets as of December 31	9,352	7,798	6,652

Employer’s contribution to the pension plan for the financial year 2018 are estimated to be CHF 630 thousand.

C.	Change in net defined benefit liability

in CHF thousands	2017	2016	2015
Net defined benefit liabilities as of January 1	3,798	2,787	2,410
Net pension cost through statement of income	938	761	82
Re-measurement through other comprehensive income	780	761	736
Employer’s contribution	(590)	(511)	(441)
Net defined benefit liabilities as of December 31	4,926	3,798	2,787

The fair value of the plan assets is the cash surrender value of the insurance with AXA. The investment strategy defined by the board of trustees follows a conservative profile.

The plan assets are primarily held within instruments with quoted market prices in an active market, with the exception of real estate and mortgages.

The weighted average duration of the defined benefit obligation is 20.5 years as of December 31, 2017.

The actuarial assumptions used for the calculation of the pension cost and the defined benefit obligation of the defined benefit pension plan for the year 2017, 2016 and 2015 are as follows:

	For the Years Ended December 31,
	2017	2016	2015
Discount rate	0.70%	0.70%	1.25%
Rate of future increase in compensations	1.50%	1.50%	1.50%
Rate of future increase in current pensions	0.50%	0.50%	0.50%
Mortality and disability rates	BVG 2015G	BVG 2015G	BVG 2010G

In defining the benefits, the minimum requirements of the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG) and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits.

A quantitative sensitivity analysis for significant assumption as of December 31, 2017 is as shown below:

	Discount rate		Future salary increase		Future pension cost
Assumptions	+0.5% increase	-0.5% decrease	+0.5% increase	-0.5% decrease	+0.5% increase	-0.5% decrease
	in CHF thousands
Defined benefit obligation	12,707	15,849	14,449	14,121	14,989	13,564
Impact on the net defined benefit obligation	1,571	(1,571)	(171)	157	(711)	714

The sensitivity analyses above is subject to limitations and has been determined based on a method that extrapolates the impact on net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

18.	Share-based compensation

Through the year ended December 31, 2017, the Company has issued equity-based instruments under four different plans that existed in 2017 as outlined in the table below.

The Company’s 2016 Share Option and Incentive Plan (“Plan”) was approved by the shareholders at the Ordinary Shareholder’s meeting in November 2016. The 2016 Plan authorizes the grant of incentive and non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, performance share awards, performance-based awards to covered employees and dividend equivalent rights.

The following table summarizes equity settled share option grants since inception under each plan:

PLAN	Number of options awarded (since inception)	Vesting conditions	Contractual life of options
Share option plan A	362,750	At grant	15.5 years
Share option plan B	819,000	At grant	10.5 years
Share option plan C1	6,775,250	4 years’ service from grant date	10 years
2016 Share Option and Incentive Plan:
Executives and Directors	257,916	4 years’ service from the date of grant, quarterly	10 years
Employees	18,850	4 years’ service from the date of grant, annually	10 years

The number and weighted average exercise prices (in CHF) of options under the share option programs for Plans A, B, C1 and 2016 are as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Term (Years)
Outstanding at January 1, 2015	4,006,500	0.21668	4.5
Forfeited during the year	(23,250)	0.14548	-
Cancelled during the year	(15,250)	0.14548	-
Exercised during the year	(594,250)	0.14548	-
Granted during the year	223,250	0.14548	-
Outstanding at December 31, 2015	3,597,000	0.14548	3.6
Exercisable at December 31, 2015	3,032,500	0.14548	3.4
Outstanding at January 1, 2016	3,597,000	0.14548	3.6
Forfeited during the year	(106,000)	0.14548	-
Cancelled during the year	(19,250)	0.14548	-
Exercised during the year	(2,069,100)	0.14548	-
Granted during the year	285,250	0.14548	-
Outstanding at December 31, 2016	1,687,900	0.14548	5.6
Exercisable at December 31, 2016	1,284,525	0.14548	6.5
Outstanding at January 1, 2017	1,687,900	0.14548	5.6
Forfeited during the year	(1,750)	0.14548	-
Cancelled during the year	(31,250)	0.14548	-
Exercised during the year	(571,775)	0.14548	-
Granted during the year	276,766	9.70	-
Outstanding at December 31, 2017	1,359,891	2.09	5.8
Exercisable at December 31, 2017	900,474	0.39	4.3

The weighted average exercise price for options granted in 2017, 2016 and 2015 is CHF 9.70, CHF .14548 and CHF .14548, respectively. The range of exercise prices for outstanding options was CHF 0.14548 to CHF 12.00 as of December 31, 2017 and 0.14548 as of December 31, 2016 and 2015.

The weighted average fair values of the options granted in 2017, 2016 and 2015 are CHF 7.29, CHF 5.85, and CHF 1.77, respectively. These fair values of options granted have been determined using the Black-Scholes option pricing model and an exercise price ranging from CHF 9.53 to CHF 12.00 in 2017 (2016 and 2015: CHF 0.14548), a weighted average share price of CHF 8.77 (2016: CHF 5.96 and 2015: CHF 1.91), a risk-free interest rate of 0% (2016 and 2015: 0%) and a volatility of 80% (2016: 80% and 2015: 50%) with an expected duration of 6 years (2016 and 2015: 6 years). All options expire 10 years from the grant date unless otherwise noted.

Prior to the IPO, the exercise price was set by the Board of Directors. The volatility is based on the historical trend of an appropriate sample of companies operating in the biotech and pharmaceutical industry. The risk-free interest rate is based on the CHF swap rate for the expected life of the option. The weighted average share price of common share options exercised in 2017 is CHF 10.53 (2016: CHF 6.22 and 2015: CHF 1.91).

The expense charged against the income statement for the financial year 2017 amounts to CHF 1,579 thousand (2016: CHF 1,317 thousand and 2015: 540 thousand). The expense is revised by the Company based on the number of instruments that are expected to become exercisable. The 2016 expense also reflects a share based option award that was modified in 2016 to amend the option grant’s contractual life and the issuance of a replacement award. An incremental fair value of CHF 238 thousand was immediately recognized in 2016 as a result of the modification of the share options contractual life. Additionally, in connection with former CFO departure in the fourth quarter of 2016, the former Chief Financial Officer forfeited his initial 2016 grant (included in the aggregate 2016 total of 98,500), and in its place was awarded 49,250 options, which has been accounted for as a new award granted on the date of forfeiture of the original award. The fourth quarter 2016 grant date fair value of the replacement award was CHF 674 thousand. The fair value of the modified award was measured using the Black-Scholes option pricing model with similar assumptions to the 2016 option, except for a currently quoted common share price as of the date of the modification.

The following table summarizes non-vested share awards (restricted share and restricted share units) during the year ended December 31, 2017 (no such awards were granted in 2016 and 2015, respectively):

Grantee Type	Number of non-vested share awards granted	Vesting conditions	Contractual life of non-vested share awards
Restricted Share Units
Directors	29,375	1 year service from date of grant, annually	10 years
Executives	95,957	4 years’ service from the date of grant, quarterly	10 years
Restricted Share Awards	4,023	2.75 years’ service from date of grant, quarterly	10 years

	Number of non-vested shares	Weighted average grant date fair value
Non-vested at January 1, 2017	—	—
Forfeited during the year	—	—
Cancelled during the year	—	—
Exercised during the year	—	—
Granted during the year	129,355	9.62
Non-vested at December 31, 2017	122,014	9.59
Vested at December 31, 2017	7,341	10.06

The weighted average grant date fair value of the restricted share awards granted (restricted shares and restricted share units) in 2017 was CHF 9.62. No RSAs or RSUs were granted in 2016 and 2015. The weighted average grant date fair values of the non-vested share awards granted (restricted shares and restricted share units) in 2017, 2016 and 2015 are CHF 9.59, 0 and 0, respectively. These fair values of non-vested share awards granted have been determined using a reasonable estimate of market value of the common stock on the date of the award.

19.	Commitments and contingencies

	For the Years Ended December 31,
in CHF thousands	2017	2016
Within one year	9,686	9,175
Between one and three years	2,546	1,624
Between three and five years	140	—
More than five years	—	—
Total	12,372	10,799

The Company has research contracts with several external service providers. As of December 31, 2017 external research projects for CHF 9.4 million were committed for 2018. Rental contract for laboratory and offices space at the EPFL Innovation Park in Ecublens/Lausanne can be cancelled within a 6 month notice period. Lease expense in 2017 was CHF 0.5 million. As of December 31, 2017, rental contracts for CHF 0.2 million were committed for 2018.

The Company has a contractual obligation that requires the payment of royalties to a third party, which is associated with the achievement of program milestones. As of December 31, 2017, the Company’s contractual obligation associated with this agreement was CHF 0.4 million.

20.	Earnings per share

	For the Years Ended December 31,
in CHF thousands except for share and per share data	2017	2016	2015
Net income / (loss) attributable to owners of the Company	(26,411)	(7,096)	20,270
Earnings per share (EPS):
Basic, income / (loss) for the period attributable to equity holders	(0.46)	(0.14)	0.47
Diluted, income / (loss) for the period attributable to equity holders	(0.46)	(0.14)	0.44
Weighted-average number of shares used to compute EPS basic	57,084,295	50,096,859	43,412,250
Weighted-average number of shares used to compute EPS fully diluted	57,084,295	50,096,859	46,043,198

For the years ended December 31, 2017, 2016 and 2015 basic and diluted earnings per share is based on the weighted average number of shares issued and outstanding. Weighted-average dilutive shares outstanding excludes antidilutive shares to be issued that totaled 1,463,056 and 1,687,900 from the computation of diluted income (loss) per common share for the years-ended December 31, 2017 and 2016, respectively. The weighted average number of equity awards outstanding for the years ended December 31, 2017 and 2016 was 1,582,612 and 2,784,245, respectively.

21.	Financial instruments and risk management

The Company’s activities expose it to the following financial risks: market risk (currency risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The following table shows the carrying amounts of financial assets and financial liabilities:

	For the Years Ended December 31,
in CHF thousands	2017	2016
Financial assets
Other current receivables	918	517
Cash and cash equivalents	124,377	152,210
Total financial assets	125,295	152,727

Financial liabilities
Long-term financing obligation	395	—
Trade and other payables	1,092	4,035
Accrued expenses	8,307	5,366
Total financial liabilities	9,794	9,401

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has a policy of matching its cash holdings to the currency structure of its expenses, which means that the Company holds predominately CHF, EUR and USD (see also Note 8). In the Company’s income statements for the years ended December 31, 2017, 2016 and 2015 a loss of 4.2 million and a gain of CHF 3.4 million and CHF 1.6 million, respectively, is recognized in the financial statement line item “Finance Income/(expense), net.”

Credit risk

The majority of the cash and cash equivalents is held within one bank. However, the credit risk on liquid funds is limited because the counterparty is a bank with a high credit-rating assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Trade and other receivables are fully performing, not past due and not impaired (see Note 6).

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

The Company’s approach of managing liquidity is to ensure sufficient cash to meet its liabilities when due. Therefore, management closely monitors the cash position on rolling forecasts based on expected cash flow to enable the Company to finance its operations for at least 18 months.

Based on the current cash position, the Company is well financed through the second quarter of 2019.

Foreign currency

The Company undertakes certain transactions denominated in foreign currencies. Hence, exposure to exchange rate fluctuations arises. Exchange rate exposures are managed by matching its cash holdings to the currency structure of its expenses.

As of December 31, 2017, if the CHF had strengthened/weakened by 10% against the EUR and the USD with all other variables held constant, the net loss for the period would have been lower/higher by CHF 2.1 million (2016: CHF 10.9 million), mainly as a result of foreign exchange gains/losses on predominantly EUR/USD denominated cash and cash equivalents.

Interest rates

The Company is not materially exposed to any interest rates fluctuations.

22.	Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to preserve the capital on the required statutory level in order to succeed in developing a cure against AD.

23.	Post balance sheet events

On February 2, 2018, we entered into an additional lease with the EPFL Innovation Park to expand our premises by more than 4,300 square feet effective March 1, 2018. As part of this expansion, the Company agreed to purchase CHF 750 thousand of the previous tenant’s lab equipment.