Form 20-F/A
period 2018-12-31
AC Immune SA
filed 2019-04-19
CIK 1651625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes    ☒ No

Explanatory Note

This Amendment No. 1 (this “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2018 (the “Form 20-F”) filed on March 21, 2019 (the “Original Filing Date”), is being filed solely to replace Exhibit 4.14 with the attached Exhibit 4.14 to reflect amendments to paragraph 4(a) of the Instructions as to Exhibits of Form 20-F, governing redaction of confidential information in material contracts, which became effective as of April 2, 2019.

In addition, the Company is including in this Amendment currently dated certifications from its Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 of the Securities Exchange Act of 1934 as Exhibits 12.1 and 12.2, respectively. Because no financial statements have been included in this Form 20-F/A, paragraph 3 of the certifications have been omitted.

Except for the revised Exhibit, this Amendment does not amend any other information set forth in the Form 20-F. This Amendment speaks as of the Original Filing Date, does not reflect any events that may have occurred subsequent to the Original Filing Date and does not modify or update in any way any disclosures made in the Form 20-F.

ITEM 19. Exhibits

(a) The following documents are filed as part of this Amendment to the Annual Report on Form 20-F:

4.14*†	License Agreement between AC Immune SA and Eli Lilly and Company, dated December 11, 2018
12.1*	Certification of Andrea Pfeifer pursuant to 17 CFR 240.13a-14(a)
12.2*	Certification of Joerg Hornstein pursuant to 17 CFR 240.13a-14(a).

*	Filed herewith.
†	Portions of this exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and this Amendment No. 1 thereto, and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf.

AC IMMUNE SA

Date: April 19, 2019
	By:	/s/ Andrea Pfeifer
		Name:	Andrea Pfeifer
		Title:	Chief Executive Officer

By:	/s/ Joerg Hornstein
	Name:	Joerg Hornstein
	Title:	Chief Financial Officer