Form 20-F
period 2019-12-31
AC Immune SA
filed 2020-03-30
CIK 1651625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Copies to:

Richard D. Truesdell, Jr. Derek J. Dostal Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, nominal value CHF 0.02 per share	ACIU	The Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.

Common shares: 71,859,431

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F (the “Annual Report”) to “AC Immune” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to AC Immune SA. The Company owns various unregistered trademarks for some of which formal protection is being sought, including Morphomer™, SupraAntigen™ and its corporate name, logo and Nasdaq Global Market symbol. All other trademarks, trade names and service marks of other companies appearing in this Annual Report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report may be referred to without the ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. The Company does not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of the Company by, any other companies.

Financial Statements

Our financial statements are presented in Swiss Francs and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. The terms “dollar” and “USD” refer to U.S. dollars and the terms “Swiss Franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key Information – D. Risk Factors” in this Annual Report. These risks and uncertainties include factors relating to:

•

The success of our and our collaboration partners’ clinical studies, and our and their ability to obtain and maintain regulatory approval and to commercialize semorinemab, ACI-35, Morphomer Tau, ACI-24 for Alzheimer’s disease (AD) and for Down Syndrome (DS), crenezumab and PI-2620 (our Tau-PET Imaging Tracer);

•	The clinical safety, efficacy and utility of our product candidates;

•	The ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;

•	Our plans to research, develop and commercialize our product candidates;

•	The identification of serious adverse, undesirable or unacceptable side effects related to our product candidates;

•	Our ability to maintain our current strategic relationships with our collaboration partners;

•	Our ability to protect and maintain our, and not infringe on third parties’, intellectual property rights throughout the world;

•	Our ability to raise capital when needed in order to continue our product development programs or commercialization efforts;

•	Our ability to attract and retain qualified employees and key personnel;

•	The Food and Drug Administration’s and applicable foreign regulatory authorities’ acceptance of data from studies we and our collaboration partners conduct within and outside the United States now and in the future;

•	Our foreign private issuer status, the loss of which would require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses;

•	Our incorporation in Switzerland, the laws of which govern our corporate affairs and may differ from those applicable to companies incorporated in the United States; and

•	The other risk factors discussed under “Item 3. Key Information – D. Risk Factors.”

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

We have derived the selected statements of income/(loss) for the years ended December 31, 2019, 2018 and 2017 presented below and the selected balance sheet data as of December 31, 2019 and 2018 presented below from our audited financial statements included elsewhere in this Annual Report on Form 20-F. The selected statements of income/(loss) for the years ended December 31, 2016 and 2015 and the selected balance sheet data as of December 31, 2017, 2016 and 2015 have been derived from our audited financial statements not included in this Annual Report on Form 20-F.

Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our financial statements included elsewhere in this Annual Report.

We maintain our books and records and our audited financial statements in Swiss Francs (CHF).

	For the Years Ended December 31,
(in CHF thousands)	2019	2018	2017	2016	2015
Income Statement Data:
Contract revenue	111,026	7,194	20,255	23,214	39,090
Research & development expenses	(50,432)	(44,277)	(32,663)	(25,774)	(17,049)
General & administrative expenses	(16,058)	(12,467)	(10,131)	(7,896)	(3,417)
Operating income/(loss)	44,536	(49,550)	(22,539)	(10,456)	18,624
Finance result, net	906	(1,401)	(3,872)	3,360	1,646

Income/(loss) before tax	45,442	(50,951)	(26,411)	(7,096)	20,270
Income tax expense	—	—	—	—	—
Income/(loss) for the period	45,442	(50,951)	(26,411)	(7,096)	20,270

	For the Years Ended December 31,
(in CHF ‘000 except for share and per share data)	2019	2018	2017	2016	2015
Earnings/(Loss) per share in CHF (basic)(1)(2)	0.64	(0.82)	(0.46)	(0.14)	0.47
Earnings/(Loss) per share in CHF (fully diluted)(2)	0.64	(0.82)	(0.46)	(0.14)	0.44
Weighted-average number of shares used to compute earnings per share basic	70,603,611	61,838,228	57,084,295	50,096,859	43,412,250
Weighted-average number of shares used to compute earnings per share fully diluted	71,103,341	61,838,228	57,084,295	50,096,859	46,043,198

(1)	For the periods prior to the closing of our initial public offering on September 23, 2016, earnings per share includes preferred shares outstanding. These preferred shares were converted on a one-for-one basis upon closing of our initial public offering on September 23, 2016. Amounts for fiscal year 2015 have also been adjusted for the 250-for-1 stock split effective October 23, 2015.

(2)	Earnings per share calculations do not give effect to the Series E Private Placement Extension or the CS AG Share Issuance effected in 2016.

	As of December 31,
	2019	2018	2017	2016	2015
(in CHF thousands)
Cash and cash equivalents	193,587	156,462	124,377	152,210	76,522
Short-term financial assets	95,000	30,000	—	—	—
Total assets	299,250	196,556	132,013	156,100	79,931
Accumulated losses	(75,521)	(121,877)	(72,607)	(46,921)	(40,381)
Total shareholder’s equity	272,442	177,623	116,839	142,380	71,043
Total shareholder’s equity and liabilities	299,250	196,556	132,013	156,100	79,931
Share capital	1,437	1,351	1,147	1,135	928

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

 Not applicable.

D.	Risk factors

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

Risks Related to Our Business

We depend heavily on the success of our clinical and, to a lesser extent, preclinical products. Our clinical product candidates include semorinemab, ACI-35, Morphomer Tau, ACI-24 for AD and for DS, crenezumab and PI-2620. If our clinical studies are unsuccessful, we or our collaboration partners do not obtain regulatory approval or we or our collaboration partners are unable to commercialize semorinemab, ACI-35, Morphomer Tau, ACI-24 for AD and for DS, crenezumab and PI-2620, or we experience significant delays in doing so, our business, financial condition and results of operations will be materially adversely affected.

We currently have no products approved for sale and have invested a significant portion of our efforts and financial resources in the development of semorinemab, ACI-35, Morphomer Tau, ACI-24 for AD and for DS, crenezumab and PI-2620, all of which are in clinical development. Our ability to generate product revenues, which we do not expect will occur for at least the next several years, if ever, will depend heavily on successful clinical development, obtaining regulatory approval and eventual commercialization of these product candidates. In this regard, we rely heavily on our collaboration partners for clinical development of certain of our product candidates, and they may choose to discontinue the clinical development process in certain cases. For example, in January 2019, Roche, the parent of our collaboration partner, discontinued the CREAD and CREAD 2 Phase 3 studies of crenezumab in patients with prodromal to mild sporadic Alzheimer’s disease (AD). The decision came after an interim analysis conducted by the Independent Data Monitoring Committee, or IDMC. The IDMC analysis indicated that crenezumab was unlikely to meet its primary endpoint of change from baseline in Clinical Dementia Rating-Sum of Boxes (CDR-SB) Score. However, the Phase 2 development of crenezumab continues in a preventive trial of cognitively healthy individuals in Colombia with a risk of developing AD. In addition, we currently generate no revenues from sales of any drugs or diagnostics, and we may never be able to develop or commercialize a marketable drug or diagnostic. The success of our current and future product candidates will depend on several factors, including the following:

•	completing clinical studies that demonstrate the efficacy, safety and clinical utility of our product candidates;

•	receiving marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities;

•	launching commercial sales, marketing and distribution operations;

•	acceptance of our product candidates by patients, the medical community and third-party payors;

•	a continued acceptable safety profile following approval;

•	competing effectively with other therapies or diagnostic approaches; and

•	obtaining, maintaining, enforcing and defending our intellectual property rights and claims and not infringing on third parties’ intellectual property rights.

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

Positive or timely results from preclinical or early stage clinical studies do not ensure positive or timely results in late stage clinical studies or product approval by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or comparable foreign regulatory authorities. Products that show positive preclinical or early clinical results may not show sufficient safety or efficacy in later stage clinical studies and therefore may fail to obtain regulatory approvals. In addition, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their product candidates performed satisfactorily in preclinical and clinical studies have nonetheless failed to obtain marketing approval for the product candidates. The FDA, the EMA and comparable foreign regulatory authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical studies of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA or any other regulatory authority.

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

If we or our collaboration partners are required to conduct additional clinical studies or other testing of any of our current or future product candidates that we or our collaboration partners develop beyond the studies and testing that we or our collaboration partners contemplate, if we or our collaboration partners are unable to successfully complete clinical studies of our product candidates or other testing, if the results of these studies or tests are unfavorable or are only modestly favorable or if there are safety concerns associated with our current or future product candidates, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;

•	be subject to additional post-marketing studies or other requirements; or

•	remove the product from the market after obtaining marketing approval.

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

Under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, a pharmaceutical manufacturer may file an abbreviated new drug application, or ANDA, seeking approval of a generic copy of an approved innovator product. Under the Hatch-Waxman Act, a manufacturer may also submit a new drug application, or NDA, under section 505(b)(2) that references the FDA’s prior approval of the innovator product. A 505(b)(2) NDA product may be submitted for a new or improved version of the original innovator product. Hatch-Waxman also provides for certain periods of regulatory exclusivity, which preclude FDA approval (or in some circumstances, FDA filing and reviewing) of an ANDA or 505(b)(2) NDA. These include, subject to certain exceptions, the period during which an FDA-approved drug is subject to orphan drug exclusivity. In addition to the benefits of regulatory exclusivity, an innovator NDA holder may have patents claiming the active ingredient, product formulation or an approved use of the drug, which would be listed with the product in the FDA publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” known as the “Orange Book.” If there are patents listed in the Orange Book, a generic or 505(b)(2) applicant that seeks to market its product before expiration of the patents must include in the ANDA what is known as a “Paragraph IV certification,” challenging the validity or enforceability of, or claiming non-infringement of, the listed patent or patents. Notice of the certification must be given to the innovator, too, and if within 45 days of receiving notice the innovator sues the company which manufactures the generic to protect its patents, approval of the ANDA is stayed for 30 months, or as lengthened or shortened by the court.

Accordingly, if semorinemab, ACI-35, Morphomer Tau, ACI-24 for AD and for DS, crenezumab and PI-2620 are approved, competitors could file ANDAs for generic versions of semorinemab, ACI-35, Morphomer Tau, ACI-24 for AD and for DS, crenezumab and PI-2620, or 505(b) (2) NDAs that reference semorinemab, ACI-35, Morphomer Tau, ACI-24 for AD and for DS, crenezumab and PI-2620, respectively. If there are patents listed semorinemab, ACI-35, Morphomer Tau, ACI-24 for AD and for DS, crenezumab and PI-2620, respectively, in the Orange Book, those ANDAs and 505(b) (2) NDAs would be required to include a certification as to each listed patent indicating whether the ANDA applicant does or does not intend to challenge the patent. We cannot predict whether any patents issuing from our pending patent applications will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether we would sue on any such patents, or the outcome of any such suit.

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

One of our collaboration partners is evaluating a product candidate in AD prevention similar to our product candidate crenezumab.

Our collaboration partner Genentech is a subsidiary of Roche, which is evaluating gantenerumab, a product candidate for prodromal and mild AD. Gantenerumab is also being studied as part of the DIAN-TU trial, a worldwide clinical study evaluating multiple compounds in individuals at risk for or with a type of early-onset AD caused by a genetic mutation. Our product candidate crenezumab is being studied in cognitively healthy people who are genetically predisposed to develop early AD in the Alzheimer’s Prevention Initiative (API). Our collaboration agreement with Genentech for crenezumab provides Genentech with control over, and responsibility for, the clinical development process, including obtaining regulatory and marketing approvals, manufacturing costs and sales and marketing costs. In addition, the collaboration agreement provides that Genentech may terminate the agreement at any time by providing three months’ notice to us. As a result, Genentech may choose to devote more time and resources to advancing gantenerumab instead of crenezumab, which could render crenezumab non-competitive and limit or make it more difficult for us to achieve or maintain profitability with crenezumab. Should this occur, our business, financial condition and results of operations could be materially impacted.

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

Third party payors may deny coverage and reimbursement status altogether of a given drug product or cover the product but may also establish prices at levels that are too low to enable us to realize an appropriate return on our investment in product development. Because the rules and regulations regarding coverage and reimbursement change frequently, in some cases at short notice, even when there is favorable coverage and reimbursement, future changes may occur that adversely impact the favorable status. Further, the net reimbursement for drug products may be subject to additional reductions if proposed changes by the Trump administration to Medicare drug reimbursement policies, which presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States, are enacted by the United States Congress. In addition, the Trump administration has adopted a new approach to trade policy and has attempted to renegotiate or terminate certain existing trade agreements. There is a risk that the resulting environment of retaliatory trade practices could lead to legislative or regulatory changes to U.S. trade policy, such as imposing higher tariffs on imported medicine, which may adversely impact our financial results.

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

Even if the FDA, the EMA or any other regulatory authority approves the marketing of any product candidates that we develop, physicians, healthcare providers, patients or the medical community may not accept or use them. Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If any of our current or future product candidates does not achieve an adequate level of acceptance, we or our collaboration partners may not generate significant product or royalty revenues or any profits from operations. The degree of market acceptance of our product candidates that are approved for commercial sale will depend on a variety of factors, including:

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

Successful and timely completion of clinical studies will require that we enroll a sufficient number of patient candidates. Studies may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the study, the proximity of patients to clinical sites, the design of the clinical protocol, the existence of competing clinical studies, the availability of new drugs approved for the indication the clinical study is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies.

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

At the 2014 Alzheimer’s Association International Conference (AAIC), it was reported that in the combined Phase 2 study populations, serious adverse events occurred at similar rates in patients treated with crenezumab (16.5%) and in patients given a placebo (11.9%). Crenezumab’s safety profile is especially reflected in a low incidence of ARIA-E (0.3%) in Phase 2 clinical studies. ARIA-E was observed in only one patient who received high-dose intravenous crenezumab in the ABBY study. No case of ARIA-E was reported in the placebo arm or the BLAZE study.

As reported by Roche at the December 2019 Clinical Trials in Alzheimer's Disease (CTAD) conference, no safety signals for crenezumab were observed in the CREAD and CREAD 2 studies and the overall safety profile was similar to that seen in Phase 2 trials. There was no difference in the rate of newly-developing ARIA-E (0.3%) between the active and placebo arms and the rates of ARIA-H were also similar (8.8% on crenezumab vs 6.8% on placebo).

As previously reported, five serious adverse events were observed in three patients during the Phase 1b study with ACI-35. Three of them occurred in two patients. These SAEs were labeled as possibly related due to the close timing proximity with the last administration of ACI-35. In the third patient, the significant adverse events described were not considered related to the study drug. To date, no SAE has been reported in the currently ongoing study which is assessing the first second-generation Tau targeted vaccine in the low dose cohort.

In the previous Phase 1/2 study for ACI-24 for AD, fifteen non-drug related serious adverse events were reported. In the current Phase 2 study, ACI-24 has been safe and well tolerated so far. Six serious adverse events have been reported to date. Five were considered as not related to the study drug and one SAE was considered to be unlikely related to the study drug (i.e. transient ischaemic attack). There have been no serious adverse events and no withdrawals to date in the ACI-24 Phase 1b Down syndrome study.

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

Additionally if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product and require us or our collaboration partners to take any approved products off the market;

•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we may be required to change the way the product is administered, conduct additional studies or change the labeling of the product;

•	we or our collaboration partners may be subject to limitations in how we promote the product;

•	sales of the product may decrease significantly;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation and physician or patient acceptance of our products may suffer.

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

We believe that our key competitor product candidates are (i) gosuranemab (Biogen), ABBV-8E12 (AbbVie) and Zagotenemab (Eli Lilly) for semorinemab; (ii) AADvac1 (Axon Neuroscience) for ACI-35; (iii) UB-311 (United Neuroscience) and ABvac 40 (Araclon Biotech) for ACI-24; (iv) aducanumab (Biogen), gantenerumab (Roche), BAN2401 (Eisai/Biogen) and solanezumab (Eli Lilly) for crenezumab; and (v) Flortaucipir (Eli Lilly), THK-5351 (GE Healthcare), APN-1607 (Aprinoia Therapeutics), MK-6240 (Cerveau/Merck) and 18F-GTP1 (Genentech) for PI-2620, as described under “Item 4. Information on the Company – B. Business Overview – Competition”

The highly competitive nature of and rapid technological changes in the biotechnology and pharmaceutical industries could render our product candidates or our technology obsolete or non-competitive. Our competitors may, among other things:

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

We may not be successful in our efforts to use and expand our Morphomer and SupraAntigen proprietary technology platforms to build additional product candidates for our pipeline.

A key element of our strategy is to use and expand our Morphomer and SupraAntigen proprietary technology platforms to create unique therapies and diagnostics for conformational diseases, such as AD, and progress these product candidates through clinical development. Although our research and development efforts to date have resulted in a pipeline of product candidates, we may not be able to develop product candidates that are safe and effective in the future. Even if we are successful in continuing to build our pipelines, the potential product candidates that we identify may not be suitable for clinical development, potentially as a result of having harmful side effects or other characteristics indicating they may be unlikely to receive marketing approval and achieve market acceptance.

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

Public health epidemics, including the novel strain of coronavirus (COVID-19), could have a material adverse impact on our business and financial results as well as clinical development of our product pipeline.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, COVID-19 emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the COVID-19  impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain COVID-19 or treat its impact, among others. For example, if individuals choose not to participate in or leave clinical trials being conducted by us or our collaboration partners due to concerns over public health epidemics or outbreaks, our clinical trial operations could be adversely affected. Should COVID-19 continue to spread globally, this could have a material adverse impact on our business, financial condition and results of operations.

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

Members of our key management include Dr. Andrea Pfeifer, our Chief Executive Officer; Dr. Marie Kosco-Vilbois, our Chief Scientific Officer; Piergiorgio Donati, our Chief Technical Operations Officer; Dr. Julien Rongère, our VP Regulatory Affairs and Quality Assurance; Alexandre Caratsch, our General Counsel; Dr. Olivier Sol, our Medical Director; Dr. Bojanna Portmann, our AVP IP and Business Development; Joerg Hornstein, our Chief Financial Officer; and Jean-Fabien Monin, our Chief Administrative Officer.

The loss of our key managers and senior scientists could delay our research and development activities. Laws and regulations on executive compensation, including legislation in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In Switzerland, legislation affecting public companies has been passed that, among other things, imposes an annual binding shareholder’s “say on pay” vote with respect to the compensation of executive management, including executive officers and the board of directors and prohibits severance or similar payment, bonuses for company purchases and sales, additional contracts as consultants to or employees of other companies in the group. In addition, the competition for qualified personnel in the biopharmaceutical and pharmaceutical field is intense, and our future success depends upon our ability to attract, retain and motivate highly-skilled scientific, technical and managerial employees. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. If our recruitment and retention efforts are unsuccessful in the future, it may be difficult for us to implement our business strategy, which could have a material adverse effect on our business.

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

Our internal computer systems, or those used by our third-party research institution collaborators, Contract Researchers (“CROs”) or other contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants may be vulnerable to damage from computer viruses and unauthorized access. Although to our knowledge we have not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on our third-party research institution collaborators for research and development of our product candidates and other third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary information or personal data of our employees, partners and study subjects, we could incur liability and the further development and commercialization of our product candidates could be delayed.

A breakdown or breach of our information technology systems and cyber security efforts could subject us to liability, reputational damage or interrupt the operation of our business.

We are increasingly dependent upon technology systems and data. Our computer systems continue to increase in multitude and complexity due to the growth in our business, making them potentially vulnerable to breakdown, malicious intrusion and random attack. Likewise, data privacy or security breaches by individuals authorized to access our technology systems or others may pose a risk that sensitive data, including intellectual property, trade secrets or personal information belonging to us, our patients or other business partners, may be exposed to unauthorized persons or to the public. Cyber-attacks are increasing in their frequency, sophistication and intensity, and are becoming increasingly difficult to detect. They are often carried out by motivated, well-resourced, skilled and persistent actors including nation states, organized crime groups, “hacktivists” and employees or contractors acting with malicious intent. Cyber-attacks could include the deployment of harmful malware and key loggers, ransomware, a denial-of-service attack, a malicious website, the use of social engineering and other means to affect the confidentiality, integrity and availability of our technology systems and data. Our key business partners face similar risks and any security breach of their systems could adversely affect our security posture. While we continue to build and improve our systems and infrastructure and believe we have taken appropriate security measures to reduce these risks to our data and information technology systems, there can be no assurance that our efforts will prevent, detect or appropriately respond to breakdowns or breaches in our systems that could adversely affect our business and operations and/or result in the loss of critical or sensitive information, which could result in financial, legal, business or reputational harm to us. In addition, our liability insurance may not be sufficient in type or amount to cover us against claims related to security breaches, cyber-attacks and other related breaches. We may be required to expend significant capital and other resources to protect against and respond to any attempted or existing cybersecurity incidents. In addition, our remediation efforts may not be successful.

Changes in laws or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws and regulations, or contractual or other obligations relating to data privacy and security, could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

We are, and may increasingly become, subject to various laws and regulations, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction in a manner that could have a material adverse effect on our results of operations, financial condition and cash flows. There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. Regulations promulgated pursuant to the U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish privacy and security standards that limit the use and disclosure of protected health information and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation. Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the E.U. General Data Protection Regulation, or the GDPR, which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data. European Union member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the European Union member states, the United Kingdom and Switzerland governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater.

All of these evolving compliance and operational requirements impose significant costs, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies, distract management or divert resources from other initiatives and projects. If we are unable to properly protect the privacy and security of personal information, including protected health information, we could be found to have breached our contracts. In addition, any failure or perceived failure by us to comply with any applicable federal, state or similar foreign laws and regulations relating to data privacy and security could result in damage to our reputation and our relationship with our customers, as well as proceedings or litigation by governmental agencies or customers, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, penalties or judgments, all of which could have a material adverse effect on business, our results of operations, financial condition and prospects.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our third-party research institution collaborators, CROs, contract manufacturers (“CMOs”), suppliers, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, and other natural or man-made disasters or business interruptions, for which we are partly uninsured. In addition, we rely on our third-party research institution collaborators for conducting research and development of our product candidates, and they may be affected by government shutdowns or withdrawn funding. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third party manufacturers to produce and process our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

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

We have two partnerships with Genentech. In 2006, we granted Genentech an exclusive, worldwide license for crenezumab. In 2012, we entered into a second partnership to commercialize anti-Tau antibodies for use as immunotherapies. In December 2018, we signed a license agreement with Lilly to research and develop Morphomer Tau small molecules for the treatment of Alzheimer’s disease and other neurodegenerative diseases. This collaboration commenced in Q1 2019. We partner with Janssen to develop and commercialize therapeutic anti-Tau vaccines for the treatment of AD and potentially other Tauopathies. We also have a diagnostic partnership with Life Molecular for compounds from our Morphomer chemical library that binds pathological Tau for use as a positron emission tomography, or PET, tracer. Our collaboration partners each have the right to terminate their agreements with us for any reason upon providing us with a certain notice period. If Genentech, Lilly, Janssen, Life Molecular or other of our current or future strategic partners terminates its agreement with us at any time, it could delay or prevent development of our product candidates and materially harm our business, financial condition, commercialization prospects and results of operations.

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

Lastly, our collaboration agreements with Genentech, Lilly, Janssen and Life Molecular provide each partner with control over, and responsibility for, the clinical development process, including obtaining regulatory and marketing approvals, manufacturing costs and sales and marketing costs. Our other existing collaboration agreements provide our collaboration partners with similar control over the clinical development process and future collaboration agreements may also relinquish development control to our partners. Genentech or our other current or future collaboration partners may and do separately pursue competing products, therapeutic approaches or technologies to develop treatments for the diseases targeted by us or our collaborative efforts. Even if our partners continue their contributions to the collaborative agreements to which we are a party, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Our partners may also fail to perform their obligations under the collaboration agreements or may be slow in performing their obligations. Any of these circumstances could result in a material adverse impact on our business, financial condition, commercialization prospects or results of operations.

We may seek to form additional strategic alliances in the future with respect to our product candidates, and if we do not realize the benefits of such alliances, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

Our product development programs and the potential commercialization of our product candidates will require substantial additional liquidity to fund expenses and may require expertise, such as sales and marketing expertise, which we do not currently possess. Therefore, in addition to our relationships with Genentech, Lilly, Janssen and Life Molecular, we may decide to enter into strategic alliances, or create joint ventures or collaborations with pharmaceutical or biopharmaceutical companies for the further development and potential commercialization of those and other of our product candidates.

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

We have relied upon and plan to continue to rely upon third-party clinical research organizations, or CROs, to monitor and manage data for our ongoing nonclinical and clinical programs, including the clinical studies of our product candidates. We rely on these parties for execution of our nonclinical and clinical studies and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with current good manufacturing practices, or cGMP, current good clinical practice, or cGCP, and Good Laboratory Practice, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Union and comparable foreign regulatory authorities for our product candidates in nonclinical and clinical development (where applicable). Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the data generated in our nonclinical and clinical studies may be deemed unreliable and the EMA, FDA, other regulatory authorities may require us to perform additional nonclinical and clinical studies before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that all of our clinical studies comply with cGCP regulations. In addition, our clinical studies must be conducted with products produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical studies, which would delay the regulatory approval process.

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

We currently rely on and expect to continue to rely on third parties, for the manufacturing and supply of chemical compounds for the clinical studies of our current and future product candidates. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture of any of our product candidates on a clinical or commercial scale, if any of our product candidates receives regulatory approval. Reliance on third-party providers may expose us to different risks than if we were to manufacture product candidates ourselves. The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or other regulatory authorities pursuant to inspections that will be conducted after we submit our NDA or comparable marketing application to the FDA or other regulatory authority. We do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If we are compelled or we wish to find alternative manufacturing facilities, this could significantly impact our ability to develop, obtain regulatory approval for or market our product candidates. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates or that obtained approvals could be revoked, which would adversely affect our business and reputation.

Third-party providers may breach agreements they have with us because of factors beyond our control. Contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel. They may also terminate or refuse to renew their agreements because of their own financial difficulties or business priorities, potentially at a time that is costly or otherwise inconvenient for us. If we are unable to find adequate replacement or another acceptable solution in time, our clinical studies could be delayed or our commercial activities could be harmed.

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

While patent term extensions under the Hatch-Waxman Act, in the United States and under supplementary protection certificates, or SPCs, in Europe may be available to extend the patent exclusivity term for our products, we cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long. The Hatch-Waxman Act permits a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. However, we may not be granted any extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. It is not possible to base an SPC in Europe on the European patent if the patent expires before the marketing authorization of the clinical product, protected by the European patent, is obtained. Since the “product” (active ingredient(s)) must be “protected by a basic patent in force,” only a granted patent that is in force, and remains in force until it reaches the end of its full term, can serve as a “basic patent” upon which an SPC can be based. Therefore, expired patents and pending patent applications cannot serve as the basis for an SPC. Given the relatively long clinical development timelines of biologicals and new chemical entities for therapeutic purpose, we may not be granted any patent extensions as we might fail to apply for the extensions prior to expiration of relevant patents. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, such result could have a material adverse effect on our business.

We or our licensing or collaboration partners may become subject to intellectual property-related litigation or other proceedings to protect or enforce our patents or the patents of our licensors or collaborators, any of which could be expensive, time consuming, and unsuccessful, and may ultimately result in our loss of ownership of intellectual property.

Competitors may infringe our patents or the patents of our licensors or collaborators. To counter such infringement, we may be required to file infringement claims against those competitors, which can be expensive and time-consuming. If we or one of our licensing or collaboration partners were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid or unenforceable or that the defendant’s products do not infringe our patents, or that we infringe the defendant’s patents. In patent litigation in the United States, defendant counterclaims alleging invalidity, unenforceability and non-infringement are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, obviousness-type double patenting, lack of written description, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. In addition, third parties may raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, inter partes review, interference and derivation proceedings as well as equivalent proceedings in foreign jurisdictions, such as opposition proceedings in Europe. The outcome following legal assertions of invalidity and unenforceability is unpredictable. Such proceedings or patent litigations could result in the revocation or cancellation of or amendment to our patents in such a way that they no longer cover our product candidates or otherwise provide any competitive advantage. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which the patent examiner and we or our licensing or collaboration partners were unaware during prosecution. A court may also refuse to stop a third party from using the technology in question on the grounds that our patents do not cover that technology. An adverse result in any proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly, which could have a material adverse effect on our business and financial condition.

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

We rely upon a combination of patents, trade secret protection, and confidentiality agreements to protect the intellectual property related to our technologies and product candidates. Our success depends in large part on our and our licensing or collaboration partners’ ability to obtain and maintain patent and other intellectual property protection in the United States, in the European Union and in other countries with respect to our proprietary technologies and product candidates. In particular, Genentech, Lilly, Janssen or our other licensing or collaboration partners may be dependent on a license with a third party for the development and future commercialization of our product candidates. If such license is terminated, Genentech, Lilly, Janssen or other licensing or collaboration partners may be required to cease development and commercialization of crenezumab or our other product candidates, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

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

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants, CROs, CMOs or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our ownership of our patents or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or the right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, thereby impairing our ability to protect our technologies and products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming the other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the Leahy-Smith Act, enacted on September 16, 2011, the United States has moved to a first-to-file system. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether a third party was the first to invent the invention. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by the USPTO administered post grant proceedings, including reexamination proceedings, inter partes review, post-grant review and derivation proceedings. The effects of these changes on the operation of our business are currently unclear as, among other reasons, the USPTO must still implement various regulations and courts must interpret these changes. However, the Leahy-Smith Act and its implementation increases the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. For instance, the European Union has introduced a new Directive on trade secrets increasing the standards for protection. Because we rely on our advisors, employees and third-party contractors and consultants to research and develop and to manufacture our product candidates, we must, at times, share our intellectual property with them. We seek to protect our intellectual property and other proprietary technology in part by entering into confidentiality agreements and master service agreements, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, contractors, consultants, licensing and collaboration partners, and other third parties with confidentiality provisions. These agreements typically limit the rights of these third parties to use or disclose our confidential information, including our intellectual property and trade secrets. These agreements also typically restrict the ability of third parties to publish data potentially relating to our intellectual property, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with in the future may expect to be granted rights to publish data arising out of such collaboration, provided that we may have the right to be notified in advance and given the opportunity to delay publication for a limited time period in order for us to secure patent protection of intellectual property rights arising from the collaboration, in addition to the opportunity to remove confidential or trade secret information from any such publication. We also conduct joint research and development programs that may require us to share intellectual property under the terms of our research and development or similar agreements. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or other confidential information or proprietary technology and processes or that such agreements will not be breached or that our trade secrets or other confidential information will not otherwise be disclosed. Despite the contractual provisions employed when working with these advisors, employees and third party contractors and consultants, the need to share intellectual property and other confidential information increases the risk that such confidential information becomes known by our competitors, is inadvertently incorporated into the product development of others or is disclosed or used in violation of these agreements.

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. Despite our efforts to protect our intellectual property, our competitors may discover our trade secrets through breach of our agreements by third parties, where we may not have adequate remedies for any breach, independent development or publication of information by any of our licensing or collaboration partners. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating such trade secrets. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business. Moreover, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent such competitor or other third party from using that technology or information to compete with us. A competitor’s or other third party’s discovery of our intellectual property would impair our competitive position and have a material adverse effect on our business.

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

Despite confidentiality clauses within our employment agreements, we cannot ensure that departing employees will not breach any post-termination commitments in such agreements by allowing others to access our trade secrets.

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

Additionally, we may be adversely affected or prejudiced by actions or inactions of our external and internal patent counsels working solely on our projects or our joint patent counsels representing us and our collaboration partners.

If we fail to comply with the obligations in our intellectual property agreements, including those under which we license intellectual property and other rights to or from third parties, or otherwise experience disruptions to our business relationships with our licensees, our licensors and partners, we could lose intellectual property rights that are important to our business.

We are a party to a number of intellectual property license and co-ownership agreements and research and development collaborations that are important to our business and expect to enter into additional such agreements in the future. Under certain circumstances, the royalties payable to us under these agreements are subject to certain reductions, which may have a materially adverse effect on our business, financial condition, results of operations and prospects. In addition, our existing agreements impose, and we expect that future agreements will impose, various diligence, commercialization, milestone payment, royalty and other obligations on us. If we fail to comply with our obligations under these agreements, we may be required to make certain payments to the licensor, we may lose the exclusivity of our license, or the licensor may have the right to terminate the license, in which event we would not be able to develop or market products covered by the license.

Licensing of intellectual property is of critical importance to our business and involves complex legal, business, and scientific issues. Disputes may arise regarding intellectual property subject to a licensing or co-ownership agreement, including:

•	the scope of rights granted under the agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe or otherwise violate intellectual property of the licensor, the licensee or partner that is not subject to the agreement;

•	the sublicensing of patent and other rights;

•	the diligence, development and commercialization obligations under the agreement and what activities satisfy those obligations;

•	the ownership of inventions and know-how resulting from the joint or mutual creation or use of intellectual property by our licensors or collaboration partners and us; and

•	the priority of invention in patented technology.

If disputes over intellectual property and other rights that we own, have licensed or co-own prevent or impair our ability to maintain our current licensing or exclusivity arrangements on acceptable terms, we or our collaboration partners may be unable to successfully develop and commercialize the affected product candidates.

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

Our programs may in the future require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license, maintain or use these proprietary rights. In addition, our product candidates may require specific processes and/or formulations to work effectively and efficiently and the rights to these processes and/or formulations may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment.

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

Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. For example, we are aware of third party patents or patent applications that may be construed to cover one or more of our product candidates. If these patents are asserted against us or our licensing or collaboration partners and either we or our licensing or collaboration partners are found to infringe any of these patents, and are unsuccessful in demonstrating that such patents are invalid or unenforceable, then we and our licensing or collaboration partners could be required to pay substantial monetary damages or cease further development or commercialization of one or more of our product candidates. There may also be other third-party patents or patent applications with claims to materials, formulations, methods of manufacture, or methods of treatment related to the use or manufacture of our product candidates and technology. Although we generally conduct a freedom to operate search and review with respect to our product candidates, we cannot guarantee that our search and review is complete and thorough, nor can we be sure that we have identified each and every patent and pending application in the United States and abroad that is relevant or necessary to the manufacturing or commercialization of our product candidates or use of our technology. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may file and obtain additional patents in the future and claim that use of our technologies infringes upon these patents.

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

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. In the ordinary course of prosecution and maintenance activities, we determine whether to seek patent protection outside the U.S. and in which countries. This also applies to patents we have acquired or in-licensed from third parties. In some cases, we, or our predecessors in interest or licensors of patents within our portfolio, have sought patent protection in a limited number of countries for patents covering our product candidates. Competitors may use our technologies and products in jurisdictions where we have not obtained or are unable to adequately enforce patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing, which would have a material adverse effect on our business and financial positions.

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

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our names and brands may be misappropriated by third parties and our business may be adversely affected

We have filed trademark applications seeking protection for our corporate name, logo, Nasdaq Global Market symbol and selected names of our technology platforms in selected geographies. There is no guarantee that our trademarks applications will be approved by the respective authorities at all or that we will not be required to narrow the scope of protection in certain or all geographies. Our applications may face opposition from third parties potentially resulting in the lack of protection or narrower protection. Our trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names, domain names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks and domain names, may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and growth prospects.

Risks Related to Our Financial Condition and Capital Requirements

We are a clinical-stage company and have a history of operating losses. We anticipate that we will continue to incur losses for the foreseeable future.

We are a clinical-stage biopharmaceutical company. Since 2003, while we have received upfront and milestone payments from our collaboration partners and certain other contract revenue, we have also incurred significant operating losses. We earned net income (defined as net income attributable to owners of the company) of CHF 45.4 million for the year ended December 31, 2019. In addition, we had accumulated losses of CHF 75.5 million as of December 31, 2019.

Our losses have resulted principally from research and development expenses and from general business and administrative expenses. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts for our current and future product candidates and seek to obtain regulatory approval and commercialization of such product candidates.

To date, the Company has financed its liquidity requirements primarily from its public offerings, share issuances and revenues from license and collaboration agreements. We have no products approved for commercialization and have never generated any revenues from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we or our collaboration partners complete pivotal clinical studies and have a product candidate approved for commercialization and we begin to generate revenue or royalties from product sales.

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

While we have generated revenue from upfront and milestone payments related to our collaboration agreements, we have no products approved for commercialization and have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and obtain the marketing approvals necessary to commercialize, one or more of our product candidates. We do not anticipate generating revenue from product sales unless and until we or our collaboration partners obtain regulatory approval for, and commercialize, our product candidates. Our ability to generate future revenue from product sales depends heavily on our and our collaboration partners’ success in many areas, including but not limited to:

•

completing research and clinical development of our product candidates, including us or our collaboration partners, as the case may be, successfully completing a Phase 2 clinical study of semorinemab, a Phase 2 clinical study of ACI-24 for AD, a Phase 1b clinical study of ACI-24 for DS, a Phase 2 clinical study of crenezumab, a Phase 1b/2a clinical study of ACI-35, a Phase 1 study for Morphomer Tau and a Phase 2 for PI-2620 in AD;

•	obtaining marketing approvals for our product candidates, including semorinemab, ACI-35, Morphomer Tau, ACI-24 for AD and for DS, crenezumab and PI-2620, for which we complete clinical studies;

•

developing a sustainable and scalable manufacturing process for any approved product candidates and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate (in amount and quality) products to support clinical development and the market demand for our product candidates, if approved;

•	launching and commercializing product candidates for which we obtain marketing approval, either directly or with a collaborator or distributor;

•	obtaining market acceptance of our product candidates as viable treatment or diagnostic options;

•	addressing any competing technological and market developments;

•	identifying, assessing, acquiring and/or developing new product candidates;

•	negotiating favorable terms in any collaboration, licensing, or other similar arrangements into which we may enter;

•	maintaining, protecting, acquiring and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

•	attracting, hiring and retaining qualified personnel.

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

If we fail to obtain additional funding, we may delay, reduce or eliminate our product development programs or commercialization efforts.

We are currently advancing our product candidates through clinical development, either together with a collaboration partner (semorinemab, ACI-35, Morphomer Tau, crenezumab and PI-2620) or independently (ACI-24 for AD and for DS). We expect our research and development expenses to continue to increase in connection with our ongoing activities, particularly as we and/or our collaboration partners continue our ongoing studies and initiate new studies of semorinemab, ACI-35, Morphomer Tau, ACI-24 for AD and for DS, crenezumab and PI-2620 and initiate preclinical and clinical development of our other product candidates.

As of December 31, 2019, we had cash and cash equivalents of CHF 193.6 million and short-term financial assets of CHF 95.0 million resulting in liquidity of CHF 288.6 million. We currently believe that our existing capital resources, not including potential milestone payments, will be sufficient to meet our projected operating requirements through at least Q1 2024. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we currently expect. In addition, changing circumstances may cause us to adjust our projected spending to amounts more than currently expected. We may also need to raise additional funds sooner than we anticipate due to various factors such as the scope and rate of progress of our development activities, regulatory approval outcomes and emergence of competing technologies among others.

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

Until such time, if ever, as we can generate substantial product royalty revenue, we expect to finance our liquidity needs through a combination of equity offerings, debt financings, grants and license and development agreements in connection with collaborations. We do not have any material committed external source of funds.

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

As of December 31, 2019, we reported tax loss carryforwards from financial years 2013 until 2019 for purposes of Swiss corporate income tax in the aggregate amount of CHF 64.1 million that could be available to offset future taxable income. If not used, these tax losses will expire seven years after the year in which they were incurred. Due to our limited income, there is a high risk that the tax loss carryforwards will expire partly or entirely and cannot be used to offset future taxable income thereafter for Swiss corporate income tax purposes.

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

Our future success is dependent on our and our collaboration partners’ ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more product candidates. We currently have one product candidate that has completed Phase 2 clinical studies and four that are in a Phase 2. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates.

We cannot be certain that any of our product candidates will be successful in clinical studies or receive regulatory approval. Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

•	the FDA, EMA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical studies;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	the FDA, EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from nonclinical or clinical studies;

•	the data collected from clinical studies of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

•	we may be unable to demonstrate to the FDA, EMA or comparable foreign regulatory authorities that a product candidate’s benefit-risk ratio for its proposed indication is acceptable;

•	the FDA, EMA or other regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA, EMA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

We generally plan to seek regulatory approval to commercialize our product candidates in the United States, the European Union and in additional foreign countries where we have commercial and typically IP rights. To obtain regulatory approval in other countries, we must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy, chemistry, manufacturing and controls, clinical studies, commercial sales, pricing, marketing and distribution of our product candidates. Even if we are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdictions. Failure to obtain marketing authorization for our product candidates will result in our being unable to market and sell such products, which would materially adversely affect our business, financial condition and results of operations. If we fail to obtain approval in any jurisdiction, the geographic market for our product candidates could be limited. Similarly, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.

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

To date, neither we nor our collaboration partners have completed all clinical studies required for the approval of any of our product candidates. In January 2019, Roche, the parent of our collaboration partner discontinued the CREAD and CREAD 2 Phase 3 studies of crenezumab in patients with prodromal to mild sporadic Alzheimer’s disease (AD). The Phase 2 development of crenezumab continues in a preventive trial of cognitively healthy individuals in Colombia with a risk of developing familial AD. Semorinemab is in a Phase 2 clinical study, ACI-24 for AD is in a Phase 2 clinical study, ACI-24 for DS is in a Phase 1b clinical study, ACI-35 is in a Phase 1b/2a clinical study in 2019, ACI-3024 is in a Phase 1 clinical study and PI-2620 is in a Phase 2 clinical study. The development of our other product candidates is less advanced and their clinical studies have not yet started.

The completion of clinical studies for our clinical product candidates may be delayed, suspended or terminated as a result of many factors, including but not limited to:

•	the delay or refusal of regulators or IRBs to authorize us to commence or amend a clinical study at a prospective study site or changes in regulatory requirements, policies and guidelines;

•	delays or failure to reach agreement on acceptable terms with prospective CROs and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and study sites;

•	delays in patient enrollment and variability in the number and types of patients available for clinical studies;

•	the inability to enroll a sufficient number of patients in studies to ensure adequate statistical power to detect statistically significant treatment effects;

•	negative or inconclusive results, which may require us to conduct additional preclinical or clinical studies or to abandon projects that we expected to be promising;

•	safety or tolerability concerns, which could cause us to suspend or terminate a study if we find that the participants are being exposed to unacceptable health risks;

•	regulators or IRBs requiring that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or safety concerns, among others;

•	lower than anticipated retention rates of patients and volunteers in clinical studies;

•	our CROs or clinical study sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a study;

•	delays relating to adding new clinical study sites;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	delays in establishing the appropriate dosage levels;

•	the quality or stability of the product candidate falling below acceptable standards;

•	the inability to produce or obtain sufficient quantities of the product candidate to complete clinical studies; and

•	exceeding budgeted costs due to difficulty in accurately predicting costs associated with clinical studies.

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

In 2019, we continued to face uncertainties because of continued U.S. federal legislative and administrative efforts to repeal, substantially modify or invalidate some or all of the provisions of the Health Care Reform Law. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, or the Budget Resolution, that authorized the implementation of legislation that would repeal portions of the Health Care

Reform Law. Since January 2017, President Trump has signed Executive Orders designed to delay the implementation of certain provisions of the Health Care Reform Law or otherwise circumvent some of the requirements for health insurance mandated under such law. The Executive Order signed on January 20, 2017 directs federal agencies with authorities and responsibilities under Health Care Reform Law to waive, defer, grant exemptions from, or delay the implementation of any provision of Health Care Reform Law that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. The practical implications of that order are unclear, and the future of the Health Care Reform Law is uncertain. The Executive Order signed on October 12, 2017 directs federal agencies to take certain steps intended to make it easier for individuals and small businesses to buy health insurance through association health plans, which are not subject to all of the requirements under the Health Care Reform Law. On the same date, President Trump announced that cost-sharing reduction payments from the U.S. government for low-income health insurance enrollee’s copayments and deductibles would cease effective immediately. Congress also could consider subsequent legislation to replace elements of the Health Care Reform Law that are repealed. There is no assurance that the Health Care Reform Law, as currently enacted or as amended in the future, will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

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

In the European Union, new clinical trial regulations are scheduled to come into force in 2020. This new legislation will enforce the centralization of clinical trial applications and approvals, which will eliminate redundancy, but in some cases this may extend timelines for clinical study approvals due to potentially longer wait times. The new General Data Protection Regulation (GDPR), which became effective in May 2018 in all EU Member States, created a range of new compliance obligations for companies that process personal data of European Union residents. Although it is expected that the GDPR will provide consistency across the territory of the EU, it imposes more onerous requirements concerning consent and the obligations of sponsors of clinical trials (acting as Data Controllers), among other measures, which may increase the costs and extend timelines of our product development efforts. Austerity measures in certain European nations may also affect the prices we are able to seek if our products are approved, as discussed below. Furthermore, the Brexit vote and the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. The U.K. withdrawal from the EU took place on January 31, 2020 and the UK majority government is expected to complete Brexit even if no formal withdrawal agreement is in place with the EU by the end of the transition period running until December 31, 2020. The specific terms of the U.K. withdrawal from the EU are still uncertain and will remain so until at least the end of 2020. While we do not have material operations in the U.K., we cannot rule out potential disruptions in relation to the clinical regulatory framework applicable to our clinical studies in the UK and to data privacy and security rules with respect to personal data sharing with vendors and clinical investigators in the UK and cannot predict future implications.

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

There is only a limited free float of our common shares; this may have a negative impact on the liquidity of and the market price for our common shares.

As of the date hereof, certain principal shareholders controlling 5% or more of our common shares as well as our executive officers and directors together beneficially own approximately 67.9% of our common shares. The limited free float may have a negative impact on the liquidity of our common shares and result in a low trading volume of our common shares, which could adversely affect the price of our common shares.

Certain of our existing shareholders exercise significant control over us, and your interests may conflict with the interests of our existing shareholders.

Certain principal shareholders as well as our executive officers and directors together beneficially own approximately 67.9% of our common shares. Depending on the level of attendance at our general meetings of shareholders, these shareholders may be in a position to determine the outcome of decisions taken at any such general meeting. To the extent that the interests of these shareholders may differ from the interests of the company’s other shareholders, the latter may be disadvantaged by any action that these shareholders may seek to pursue. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.

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

Under Swiss law, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits from previous fiscal years, or if the corporation has distributable reserves, each as evidenced by its audited statutory balance sheet. Freely distributable reserves are generally booked either as “free reserves” or as “capital contributions” (apports de capital, contributions received from shareholders) in the “reserve from capital contributions.” Distributions may be made out of issued share capital—the aggregate nominal value of a company’s issued shares—only by way of a capital reduction. As of December 31, 2019, the Company has CHF 340.6 million of reserves from capital contributions and CHF 1,434,826 of issued share capital (consisting of 71,741,285 common shares each with a nominal value of CHF 0.02 and no preferred shares) on its audited statutory balance sheet.

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

For an overview of our corporate governance principles, see “Item 16G. Corporate governance.” As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2020 (or the end of our second fiscal quarter in any subsequent fiscal year), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2021 (or the first day of the fiscal year immediately succeeding the end of such second quarter). In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

Furthermore, in May 2019, the SEC proposed amendments to exempt companies with less than $100 million of revenue and less than $700 million of public float from the requirements of Section 404(b). These proposed amendments would provide that such companies are no longer required to obtain an attestation of their internal controls over financial reporting from an independent outside auditor, even if such companies are no longer “emerging growth companies.” The SEC has not yet adopted these proposed amendments.

For as long as we remain an “emerging growth company” or the above described SEC proposed amendments are adopted, we may not be able to detect problems that an independent assessment of the effectiveness of our internal controls could. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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

We believe that it is likely that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in 2019, and may also be a PFIC in 2020 or later years. If we were a PFIC in 2019 or are a PFIC in 2020 or any later year, U.S. shareholders could be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Although we have not obtained independent valuations of our assets during 2019 and thus are not in a position to make a definitive determination whether we were a PFIC in 2019, based on the composition of our income and assets during 2019 and certain estimates and assumptions, including as to both the total value and the relative value of our assets as implied by our market capitalization during 2019, we believe that it is likely that we were a PFIC in 2019. In addition, it is possible that we may also be a PFIC in 2020 or one or more future years because, among other things, (i) we may not generate a substantial amount of non-passive gross income, for U.S. federal income tax purposes, in any year, (ii) we currently own, and expect to continue to own, a substantial amount of passive assets, including cash, and (iii) the estimated valuation, for PFIC purposes, of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is likely to be dependent in large part on our market capitalization and is therefore uncertain and may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC in 2020 or any future taxable year.

If we were a PFIC in 2019 or in any future year during which a U.S. investor held or holds common shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds common shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to take a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.

For further discussion, see “Item 10. Additional Information—Section E. Taxation.”

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a Swiss stock corporation (société anonyme) organized under the laws of Switzerland. We were formed as a Swiss limited liability company (société à responsabilité limitée) on February 13, 2003 with our registered office and domicile in Basel, Switzerland. We converted to a Swiss stock corporation (société anonyme) under the laws of Switzerland on August 25, 2003. Our Swiss enterprise identification number is CHE-109.878.825. Our domicile and registered office is in Ecublens, at EPFL Innovation Park Building B, 1015 Lausanne, Vaud, Switzerland. Our ordinary shares were admitted to trading on Nasdaq Global Market on September 23, 2016, and trade under the symbol ACIU.

Our registered and principal executive offices are located in Ecublens, at EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland, our general telephone number is (41) 21 345 91 21 and our internet address is www.acimmune.com. Our website and the information contained on or accessible through our website are not part of this document.

Figure 1: Our key business highlights

B.	Business Overview

We are a clinical stage biopharmaceutical company focused on neurodegenerative diseases with six product candidates in clinical trials. We leverage our two proprietary technology platforms to discover, design and develop novel, proprietary small molecules, antibodies and vaccines for prevention, diagnosis and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease (AD) and Parkinson’s disease (PD) with common mechanisms and drug targets, such as Tau, Abeta, alpha-synuclein and Tar DNA-binding Protein (TDP-43). We believe that our large and diverse pipeline of nine therapeutic candidates and three diagnostic candidates has the potential to drive a paradigm shift in the treatment of a broad spectrum of neurodegenerative and other diseases related to protein misfolding.

Our strategic vision

Our goal is to become a global leader in precision medicine for the treatment of neurodegenerative diseases. To that aim, we are executing a clear business strategy around three pillars: (i) AD, (ii) other neurodegenerative diseases and NeuroOrphan indications, and (iii) diagnostics.

Figure 2: AC Immune’s three-pillar strategy

Our approach

Key elements of our strategy include:

Advancing our product candidates, in partnership or alone, from clinical development to regulatory approval and potential commercialization. Our products include:

•	Semorinemab. Our collaboration partner, Genentech along with Roche, is currently conducting the clinical development of semorinemab through two Phase 2 clinical studies. The first Phase 2 study (TAURIEL) conducted in prodromal to mild AD patients started in Q4 2017, and the second Phase 2 study (LAURIET) conducted in moderate AD patients started in the Q1 2019. Semorinemab is proposed to slow the prion-like propagation of Tau pathology which coincides with both clinical symptoms and disease progression in AD.

•	ACI-35. Janssen and AC Immune moved the anti-Tau vaccine program forward with the initiation of a Phase 1b/2a study in Q3 2019 to evaluate ACI-35.030, an anti-phospho-Tau (pTau) vaccine; ACI-35.030 targets pathological Tau and is intended as a disease-modifying treatment for AD and other Tauopathies.

•	Morphomer Tau. In collaboration with our partner, Lilly, we are researching and developing Tau Morphomer aggregation inhibitor small molecules with a first indication in AD. We entered ACI-3024, our lead compound, into Phase 1 in Q3 2019.

•	ACI-24. We own the global rights to ACI-24 and we continue to develop ACI-24 in-house as a therapeutic candidate.

•	ACI-24 for AD. One Phase 2 study commenced in October 2018 in order to assess the safety, tolerability, immunogenicity and target engagement of ACI-24 formulations using intramuscular injections and analyze ACI-24’s effects on brain amyloid assessed by PET imaging when given by the intramuscular route in a larger cohort size. The previous Phase 1/2 study has been completed and the clinical study report was finalized in 2019.

•	ACI-24 for Down syndrome (DS). Our Phase 1b clinical study of ACI-24 for individuals with DS, intended to assess safety, tolerability and immunogenicity at two doses, is ongoing for participants in the high dose cohort. Participants from the low dose cohort have fully completed the study. To date, no serious adverse events and no early withdrawal have been observed in any study participants, thus supporting a favorable safety and tolerability profile.

•	Crenezumab. The parent of our collaboration partner discontinued, as of January 2019, the Phase 3 clinical trials in AD but is continuing the Colombian prevention trial in genetically pre-disposed people at risk of developing familial AD. The overall beneficial safety profile was confirmed in the CREAD studies, supporting crenezumab’s application in healthy individuals with risk of developing AD.

•	Diagnostic candidates. In addition to the above product candidates, we will continue to develop our complementary diagnostic product candidates for Tau (with Life Molecular), alpha-synuclein and TDP-43 to advance these through clinical development, either independently or with collaboration partners.

Figure 3: Our broad and robust pipeline

Expanding into other neurodegenerative and NeuroOrphan diseases

We will continue to leverage our proprietary technology platforms to develop product candidates that share the same disease targets like Tau, misfolded Abeta, alpha-synuclein and TDP-43 proteins, which are the key features of many neurodegenerative diseases. We pursue selected NeuroOrphan indications, such as progressive supranuclear palsy (PSP) and other Tau related frontotemporal lobar degeneration (FTLD-Tau), such as the behavior variant of frontotemporal dementia and corticobasal degeneration. Pursuing NeuroOrphan indications may enable us to obtain a streamlined regulatory approval pathway and favorable reimbursement treatment of any approved products.

Accelerating the advancement of our diagnostic portfolio

We are also developing a complementary diagnostics portfolio. We currently have three families of diagnostics candidates in our pipeline that we developed using our Morphomer platform that targets Tau, alpha-synuclein and TDP-43. Our Tau-PET imaging agent PI-2620 commenced Phase 2 studies in AD in Q3 2019, including proof-of-concept in AD and healthy volunteers, dosimetry, and test/re-test in AD and healthy volunteers. We are working with our partner, Life Molecular, to advance PI-2620 through the clinical development process in AD and expand the use of PI-2620 to non-AD Tauopathies such as PSP. We are also developing proprietary PET imaging diagnostics for diseases resulting from the misfolding of alpha-synuclein and TDP-43 proteins.

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

Strategically collaborating or selectively partnering for the development and commercialization of product candidates

Historically, we have relied on collaboration agreements with leading pharmaceutical companies to leverage their scientific, development, manufacturing and commercialization expertise and other resources in order to accelerate the development of our product candidates. To date, we have entered into collaboration agreements with leading global pharmaceutical companies, including two collaborations with Genentech, one with Janssen and one with Lilly. We believe that these partnerships validate our core strategy of discovering safe and efficacious therapies using our proprietary platforms and advancing them through the various stages of regulatory approval. In the future, for any approved products targeting large markets, we may selectively partner with leading companies that we believe can contribute manufacturing and marketing expertise, geographic reach and other resources and know-how that can enhance the value of these approved products. In this respect, we established a strategic partnership with WuXi Biologics for their expertise in manufacturing biologicals as well as the application of AC Immune’s vaccine portfolio in China and potential collaborations on AC Immune’s SupraAntigen platform.

Our Roadmap to Successful Therapies for Neurodegenerative Diseases

In 2019 a number of important developments occurred in the field of neurodegenerative diseases. In response, we developed our five-point Roadmap to Successful Therapies for Neurodegenerative Diseases, that recognizes the importance of treating earlier, targeting Tau, focusing on more homogeneous patient populations, exploring precision medicine and researching neuroinflammation as a target. This strategic framework, both reflects that AC Immune has one of the broadest Tau pipelines in the field and our belief that Abeta still has a role to play, particularly in early disease.

Figure 4: AC Immune’s Roadmap to Successful Therapies for Neurodegenerative Diseases

Treat earlier

It is now believed that treatments targeting Abeta may be most effective before symptoms become apparent. The challenge remains, how to identify such individuals within the population. This places a focus on the Alzheimer's Prevention Initiative (API) trial of crenezumab to answer the fundamental question of whether Abeta monotherapy will work and if AD can be prevented. Through this work, it may be possible to identify biomarkers that could lead to the development of preventive medicine for use in the wider AD population. This has the potential to create a situation with parallels to cardiovascular disease where cholesterol is used as a biomarker and statins are prescribed in a preventative mode.

Target Tau

It is well understood that Tau plays a very important role in neurodegeneration, and the question we are asking is whether the Tau cellular machinery in early or mild AD is already so advanced it cannot be stopped by monotherapy. This is being addressed through multiple Tau research programs in early and late stage diseases, including small molecules intervening at the first step of Tau pathology inside the cell, a key differentiator in our research strategy.

More homogeneous populations

The role of Abeta has been a significant focus of research, however the challenge remains that multiple pathologies are thought to contribute to the development of AD, including genetic, lifestyle and environmental factors. Patient etiology can be diverse. Therefore, to understand if a candidate drug has therapeutic potential, it is important to identify more homogeneous genetic patient populations. This includes PSEN1 E280A mutation carriers with ADAD in Colombia and individuals with DS.

Figure 5: The role of genetics in AD

Precision medicine

Building on the understanding that multiple pathologies contribute to the clinical presentation of AD, there is a need to accurately diagnose the underlying pathology, and, as such, therapeutic strategies may need to be adapted using precision medicine. This builds on our development of specific PET tracers and therapies for the described proteinopathies (i.e. Tau, alpha-synuclein and TDP-43, and selection and treatment of study population according to those dominant proteinopathies).

Target neuroinflammation

It is well established that microglia maintain a healthy brain environment by clearing debris, including misfolded Abeta, Tau and a-synuclein. Hyper-stimulation of microglial cells is now emerging as a hallmark of AD – and could prove a common pathology underpinning all neurodegenerative diseases. Our discovery programs are focused on microglial balance through the NLRP3 pathway by small molecule inhibitors and antibodies which neutralize components of the NLRP3 pathway.

Unmet need in neurodegenerative diseases

Figure 6: The World Health Organization recognizes dementia as a global public health priority

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

•	The World Health Organization recognizes dementia as a global public health priority. Worldwide, there is a new case of dementia every three seconds, with an estimated global patient population of approximately 50 million in 2019. This is predicted to increase to 152 million by 2050 (World Alzheimer Report 2019: Attitudes to dementia). AD is the most common form of dementia, accounting for 60–80% of dementia cases (Alzheimer’s Association). The estimated aggregate cost of prevention and treatments in the United States was USD 1 trillion in 2019 and is estimated by Alzheimer’s Disease International, or ADI, to grow to USD 2 trillion in 2030. ADI estimates the cost of prevention and treatment in the United States could be reduced by 35−40% in 2050 if the onset of AD could be delayed by five years in the patient population. In addition, the prevalence of AD in people with DS is more than 50% over the age of 50 and 75–100% over the age of 60 (Strydom, 2018). DS affects approximately one in 1,000 live births worldwide.

•	AD is typically diagnosed by neurologists and psychiatrists through a series of cognitive and functioning tests once symptoms are clinically present, resulting in diagnosis at later stages of the disease after irreversible loss of neurons has already occurred. Currently approved AD treatments include medications that only treat the symptoms of the disease. The clinical benefit derived from these symptomatic treatments is typically incomplete. Only between 40 and 70% of patients with AD benefit from taking symptomatic treatments and the symptoms improve for 6−12 months in most cases.

•	Therapeutic development for AD is increasingly focused on treating early stages of the disease to delay or prevent progression and to preserve the maximum amount of cognitive function before irreversible neuronal damage occurs. Most clinical studies now target mild stages of the disease, increasing the need for accurate diagnosis that is independent of potentially subjective and otherwise sub-optimal cognitive metrics. Diagnostics therefore have a crucial role in selecting more uniform and stage-specific clinical study subjects, tracking patient progress and results, managing patients receiving treatment and ultimately diagnosing the disease at its earliest stage for immediate treatment.

•	PD, the second most common neurodegenerative disease worldwide, affects more than six million people. In PD, the use of symptomatic treatments, such as levodopa, is associated with the loss of control of motor functions in approximately 50% of patients who have taken the drug for five years or longer.

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

Our approach to treating diseases related to protein misfolding

Protein folding and unfolding are important ways of regulating the protein’s biological activity and cellular location. Misfolding of proteins occurs due to a breakdown of cellular quality control systems, and is a common feature of many neurodegenerative diseases. Research has shown that misfolded proteins are not only unable to carry out their normal functions, but also aggregate to form deposits in the brain that eventually lead to neuronal damage and cell death. The progression of neurodegenerative diseases, such as AD and PD, is linked to the misfolded conformations of proteins, such as Tau, Abeta, alpha-synuclein and TDP-43.

Figure 7: Misfolded proteins key impact on the pathology of neurodegenerative diseases

The figure above shows how, in today’s understanding, misfolded proteins play a key role in the pathology of neurodegenerative diseases. Typically, protein misfolding occurs during cellular stress, which can be triggered by many different causes, including oxidation and a lack of growth factors. A cascade of molecular events begins with the misfolding of single proteins within a cell that then continue to aggregate to ultimately form plaques and tangles. These misfolded proteins are then exported and spread to healthy cells nearby, causing normal proteins to misfold in a process known as seeding. This process eventually leads to cell death in various areas of the brain and is linked to a decline in cognitive function.

The figure above also shows how we believe our therapies aim to intervene in the key pathology steps involved in neurodegenerative diseases:

•	Prevent misfolding

•	Promote disaggregation

•	Inhibit spreading

•	Prevent seeding in healthy cells

Current treatment paradigm for neurodegenerative diseases

Current diagnostic and treatment paradigms for neurodegenerative diseases are suboptimal. Diagnosis typically takes the form of observation of cognitive, functional and behavioral impairment and other symptoms of the diseases, which are generally only apparent after irreversible neuronal damage has already occurred. These symptoms are treated with medicines capable of providing cognitive benefit and functional improvement but fail to affect the progression of the disease. For AD, there are currently five approved therapies, all of which only provide modest efficacy in treating the symptoms of AD, while having significant side effect risks, and fail to address the progression of the disease. Despite these shortcomings, marketed therapies, such as Eisai and Pfizer’s Aricept, have achieved peak annual global sales of approximately USD 4 billion prior to loss of exclusivity. Similarly, in the treatment of PD, the current standard of care is intended only to alleviate physical symptoms. In both AD and PD, there are no approved disease-modifying treatments that slow or stop the course of disease progression.

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

Figure 8: Treatment and diagnosis of AD

Future treatment paradigms for neurodegenerative diseases may involve different combinations of disease modifiers at various stages of a disease. Therefore combination therapies may include combinations of immunotherapies or combinations of small and large molecules targeting proteinopathies and neuroinflammation. Our therapeutic product candidates seek to modify the course of AD by intervening at an earlier stage of the disease progression prior to irreversible neuronal damage. Beyond AD, we believe that we can leverage our proprietary platforms to generate additional molecules that treat the causes of other neurodegenerative and NeuroOrphan diseases, such as PD, multiple system atrophy (MSA) and FTLD-Tau clinical conditions (e.g. PSP, Pick’s disease and Corticobasal degeneration) and Huntington’s disease (HD). We believe that the future treatment paradigm for neurodegenerative diseases will involve different disease-modifying treatments used at various points in the progression of the disease. One such combination may be passive immunization targeting Abeta together with anti-Tau antibodies or immunotherapies and small molecules targeting Abeta or Tau.

We believe that we are a leader in discovering new PET imaging agents to improve the timing and accuracy of diagnoses in neurodegenerative diseases. We have three families of diagnostic candidates in our pipeline that were developed through our Morphomer platform that target Tau, alpha-synuclein and TDP-43. We believe our Tau-PET imaging program has received external validation through our partnership with Life Molecular, a leader in imaging agents. We are also developing alpha-synuclein and TDP-43 PET imaging agents for PD and other neurodegenerative diseases. We believe that our diagnostic product candidate pipeline will complement our disease-modifying treatment product candidate pipeline, with the ultimate goal of reshaping the clinical course and treatment of neurodegenerative diseases.

Benefits of our approach

The key aspect of both our SupraAntigen and Morphomer technology platforms is conformational specificity, which we believe is central to the development of effective and safe therapeutics for neurodegenerative diseases. Our SupraAntigen platform targets misfolded proteins through antigens displayed on the surface of liposomes which mimic the targeted pathological form of the protein. In a complementary approach, our Morphomer platform uses small molecular weight compounds to target the aggregation and seeding process, which prevents the misfolded proteins from aggregating inside the cell and the formation of new misfolded proteins in healthy neighboring cells through a seeding mechanism. Small molecules derived from our Morphomer platform, which we refer to as Morphomers, not only reduce aggregation of pathological proteins, but also promote disaggregation of already formed aggregates, thereby potentially enhancing their therapeutic potential even in established disease states.

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

Our SupraAntigen platform generates monoclonal antibodies and vaccines for use as passive and active immunotherapies that are highly specific for pathological, or misfolded, forms of proteins typically found in neurodegenerative diseases.

The key advantages of the SupraAntigen platform include:

•	Highly selective conformation-specific immunotherapy

•	Generation of antibodies and vaccines

•	Generation of a rapid antibody response

•	Favorable safety avoiding T-cell mediated inflammation

Product candidates generated utilizing the SupraAntigen platform include semorinemab in Phase 2 in AD, ACI-35 in Phase 1b/2a in AD, ACI-24 for Phase 2 in AD and Phase 1b in DS, crenezumab in Phase 2 in AD and the pre-clinical antibodies for alpha-synuclein and TDP-43 in PD and NeuroOrphan indications.

Our Morphomer platform represents a highly promising technology that enables us to generate conformation specific small molecules through rational design. As of December 31, 2019, our Morphomer library consisted of more than 9,200 compounds. This proprietary platform enables us to generate small molecules that bind to their target and break up neurotoxic protein aggregates or act as propagation inhibitors.

Therapeutic product candidates generated by the Morphomer platform include ACI-3024, our lead Morphomer Tau candidate, in Phase 1 in AD, Morphomer alpha-synuclein in PD (in the preclinical stage) and the diagnostic programs PI-2620 in Phase 2 and Phase 1 in AD and PSP, respectively and alpha-synuclein-PET and TDP-43 PET imaging agents in the preclinical stage.

Figure 9: Plaque formation and proposed intervention strategies

Our programs

Targeting both intracellular seeds and extracellular spreading by combination therapy of Morphomers and immunotherapy could enable the full control of the Tau pathology progression. Highly selective Tau imaging diagnostic enables more precise patient characterization and potentially more precise prediction of AD progression.

Semorinemab

Our anti-Tau monoclonal antibody program generated humanized antibodies for use as passive immunotherapies highly specific for pathological forms of Tau found in AD brains and other Tauopathies. Results from preclinical studies demonstrated a reduction in pathological Tau and improvement of long-term spatial memory. Semorinemab, an IgG4 isotype, was discovered and developed as a part of a collaboration between AC Immune and Genentech, for the treatment of AD and other neurodegenerative diseases.

Lead characterization

Semorinemab is a high affinity antibody that binds all forms of Tau. Semorinemab is designed to intercept extracellular Tau, stopping or slowing cell-to-cell spread and propagation of pathological Tau in the brain. Efficacy studies run in mouse models of AD and other Tauopathies exhibited dose-response alleviation of Tau pathology with behavioral improvements.

Figure 10: Alleviation of Tau pathology in models of AD

Ref: Ayalon et al., AD/PD 2017

Representative images of hippocampal coronal sections from human Tau-P301L transgenic mice treated with control antibody (A) or semorinemab (B) and immunostained for pathological Tau deposits

Clinical development

A Phase 1 clinical trial involving 75 subjects evaluated safety, tolerability, pharmacokinetics and preliminary activity of semorinemab in people with AD and in healthy volunteers. This trial was completed in the second quarter of 2017. Semorinemab was administered at single doses up to 16,800 mg to healthy volunteers, and at multiple doses of 8,400 mg to healthy volunteers and patients with mild-to-moderate AD. No dose-limiting toxicities and no serious adverse events were observed. No participant withdrawals, modifications or interruptions due to an adverse event were reported. Results were presented at multiple conferences, including the 13th International Conference on Alzheimer's  & Parkinson's Diseases and Related Neurological Disorders (AD/PD) in 2017, the AAIC in 2017, and the 10th international CTAD in 2017.

Semorinemab exhibited a dose proportional pharmacokinetic profile and CNS exposure, with a median half-life of 32.3 days. Plasma total Tau concentration increased with increasing drug doses and was two times greater in participants with AD compared to healthy volunteers, suggesting a pharmacodynamic signal as shown in the figure below.

Figure 11: Phase 1 pharmacokinetic and plasma Tau results

Ref: Kerchner et al., CTAD 2017.

A Phase 2 clinical trial (TAURIEL) commenced in Q4 2017 with the dosing of the first patient. This multicenter trial, which has enrolled 457 participants, assesses safety, tolerability and efficacy of semorinemab in people with prodromal-to-mild AD. Participants receive one of three active doses or a placebo for 72 weeks, followed by a 96-week optional open label extension. Primary endpoints include safety assessment and the composite functional and cognitive endpoint CDR (Clinical Dementia Rating scale) sum-of-boxes score (CDR-SB). Change from baseline in Tau pathological burden is an exploratory endpoint. The study design is shown in the graph below with primary completion estimated in Q2 2020.

Figure 12: Phase 2 (TAURIEL) study design

Ref: Kerchner et al., CTAD 2017

A second Phase 2 trial (LAURIET) was initiated in Q1 2019. This is a multicenter study enrolling 260 participants designed to evaluate the clinical efficacy, safety, pharmacokinetics and pharmacodynamics of semorinemab in patients with moderate AD (MMSE 16-21, CDR-GS=1 or 2). The study consists of a screening period, a double-blind treatment period of 49 weeks, an optional open-label extension (OLE) period, and a follow-up period, with ADAS-Cog11 and ADCS-ADL as the primary endpoints, and CDR-SB, MMSE, and safety as secondary endpoints. Primary completion estimated in Q2 2021.

ACI-35

ACI-35 is a vaccine candidate directed against the key component of the pathology of AD: phosphorylated Tau proteins, or pTau, found in Tau tangles. ACI-35 was developed using our SupraAntigen technology and is designed to stimulate a patient’s immune system to produce antibodies against the misfolded and phosphorylated pathological conformers of Tau protein that aggregate to create the neurofibrillary tangles that characterize AD. In preclinical testing, the vaccine candidate induced an antibody response that was highly specific to misfolded and phosphorylated Tau. This antibody response resulted in a significant reduction of phosphorylated Tau and an improvement in clinical parameters. ACI-35 is the first vaccine candidate against phosphorylated pathological Tau in a clinical study involving patients with mild to moderate AD. The first clinical study Phase 1b has been completed.

Clinical development

Phase 1b study design

The safety, tolerability and immunogenicity of ACI-35 were tested in a Phase 1b study in mild to moderate AD patients. It was a randomized, placebo controlled double blind study. Different doses and dosing schedules were investigated in an ascending dose design. Multiple injections of ACI-35 were administered per cohort for active or placebo treatment in a three-to-one ratio.

Phase 1b study results

The safety and tolerability in the study were considered acceptable. As previously reported, five serious adverse events were observed in three patients during the clinical study of ACI-35. The vaccine ACI-35 is considered to be safe and well tolerated with no events related to CNS inflammation.

Antibody response

Analysis of the antibody response of the Phase 1b study demonstrated that ACI-35 elicited a rapid induction of anti-phosphorylated Tau after the first immunization in all study cohorts, indicating a T-cell independent antibody response which, however, lacked the boosting response desired for an optimal long-term and potentially preventive application. Therefore, in a collaborative effort both research teams of AC Immune and Janssen have successfully developed a new generation anti-Tau vaccine, ACI-35.030.

In non-clinical studies, ACI-35.030 has demonstrated an excellent non-clinical safety profile, while producing an enhanced homogeneous antibody response with boosting effect. See e.g. Kosco-Vilbois et al., AC Immune Key Opinion Leader event, 2019.

Phase 1b/2a study

The Phase 1b/2a study is a randomized, multicenter, double-blind, placebo-controlled clinical study with a primary objective to assess the safety, tolerability and immunogenicity of different doses of ACI-35.030 in patients with early AD. Secondary objectives will assess additional immunogenicity parameters, while exploratory endpoints will include notable biomarkers of progression of AD as well as clinical assessments. The Phase 1b/2a study evaluating ACI-35.030 was initiated in Q3 2019.

Safety

To date, eight patients (six on active medication and two on placebo) have been randomized in the low dose cohort with ACI-35-030 in the Phase 1b/2a study and the recruitment will be pursued in the subsequent cohorts. No serious adverse events have been reported to date.

Anti-Tau Morphomers

Morphomers are conformation-specific, non peptidic, small molecules designed to specifically recognize pathological misfolded and Beta-sheet-rich aggregated protein forms (Figure 13 below). Being small molecules, Morphomers show drug like properties including brain penetration and can enter cells to access intracellular deposits of aggregated proteins. AC Immune has built a robust proprietary library of around 9,200 Morphomers.

Figure 13: Morphomers derived of proprietary Morphomer platform

Approximately 1,000 compounds were screened so far for the Morphomer Tau (Mor-Tau) program. This allowed the identification of several chemical series of orally bioavailable small molecules with suitable CNS properties. The lead compounds displayed selectivity in binding to pathological Tau aggregates over other protein aggregates. In addition, lead compounds were able to prevent Tau aggregation and promote its disaggregation. Further characterization using multiple orthogonal in vitro, ex vivo and in vivo tests addressing pharmacology, ADME, and safety properties has led to the identification of the clinical candidate ACI-3024.

Lead characterization

ACI-3024 was shown to be a potent inhibitor of Tau aggregation, not only on the Tau native form, but also on synthetic fibers derived from the six human Tau isoforms or from the four mutants containing common point mutation associated with human Tauopathies, such as FTLD-Tau (e.g. PSP, Pick’s disease, Corticobasal degeneration). ACI-3024 selectively binds to aggregated Tau but does not bind to the monomeric forms of Tau; moreover the binding to Tau is selective, with no cross-reactivity to Abeta and alpha-synuclein.

ACI-3024 showed a potent and dose-dependent reduction in spontaneous intracellular Tau aggregation and misfolding as measured by immunocytochemistry in human neuronal-like cells over-expressing Tau. Furthermore ACI-3024 promoted ex vivo disaggregation of Tau neurofibrillary tangles on human AD brain sections.

The in vivo efficacy of ACI-3024 was evaluated in the rTg4510 mouse model (Ramsden et al., 2005). In vivo treatment of Tg4510 transgenic mice with ACI-3024 reduced aggregated and insoluble hyper-phosphorylated Tau. Immunohistochemistry analysis of misfolded Tau (MC1) in the Tg4510 brain section of the same mice treated with ACI-3024 showed reduction of misfolded Tau. These effects were proportional to the plasma concentration of ACI-3024 (Figure 14 below).

Total Tau concentration in CSF were correlated with ACI-3024 exposure in plasma and indicates an increase of Tau clearance from the brain, opening the possibility of exploring CSF Tau concentrations as a biomarker.

Figure 14: Assessment of ACI-3024 treatment effects on misfolded Tau

Ref: AC Immune unpublished data

Preclinical safety

ACI-3024 has a good in vitro and in vivo ADME profile, including low clearance, long half-life and good CNS disposition as assessed by brain and CSF concentrations. ACI-3024 was negative in in vitro and in vivo genotoxicity assays (AMES, MNT and MLY) and has undergone an extensive toxicology and safety pharmacology assessment. The NOAEL has been established at 300 mg/kg in rodent and at 450 mg/kg in non-rodent after 4-week treatment (Poli, CTAD 2018).

Effect on neuroinflammation

ACI-3024 efficacy on pathological Tau-induced neuroinflammation was assessed in vitro and in vivo. In vitro, ACI-3024 induced a potent reduction of Tau induced neuroinflammation markers (Figure 15 below). In vivo, in the rTg4510 mice, treatment with ACI-3024 overall reduced microgliosis, most likely as a downstream consequence of reducing Tau pathology, by reducing the derived pathological Tau induced-microglial activation (Figure 15 below).

Figure 15: ACI -3024’s effect on neuroinflammation

Ref: AC Immune unpublished data

Clinical development

Phase 1 study

This Phase 1 study is a first-in-human, randomized, placebo-controlled, double-blind, sequential single and multiple ascending dose study with open-label food effect and pharmacodynamic assessment arms. The study assesses the safety, tolerability, pharmacokinetics and pharmacodynamics of ACI-3024.

To date, the single ascending dose part of the study has been completed in healthy volunteers and the multiple ascending dose part of the study is currently ongoing.

Safety

To date, 40 non-Japanese and non-elderly male Japanese healthy subjects have been enrolled in the first part of the study (five subsequent single ascending dose cohorts, including a food effect cohort, with eight subjects in each). Overall, 30 subjects have received one single dose of ACI-3024 at different doses and 10 subjects have received placebo in single ascending dose cohorts S1 to S5. Eight subjects in the food-effect cohort participated in two subsequent treatment periods (with fasted and fed status), and received either a second identical oral dose of ACI-3024 or one dose of placebo and one dose of ACI-3024. Overall, ACI-3024 has been considered safe and well-tolerated to date and no serious adverse events have been reported thus far.

ACI-24 for AD

ACI-24 is a vaccine candidate that is currently in a Phase 2 clinical study for AD. ACI-24 was developed utilizing our SupraAntigen platform, and is designed to stimulate a patient’s immune system to produce antibodies that specifically target the misfolded Abeta conformer to prevent plaque accumulation and to enhance plaque clearance. Preclinical data demonstrated significant activity in plaque reduction and memory restoration. ACI-24 has a favorable safety profile, characterized by a lack of observed local and CNS inflammation and a mechanism of action independent of inflammatory T-cells. ACI-24 is fully owned by AC Immune and has been developed in-house.

Clinical development

Phase 1/2 study

To be considered a Phase 1/2 study, a study or part of it must include as a primary goal the assessment of efficacy in a patient population, assessed using either clinical endpoints or biomarkers. This is in contrast to a Phase 1 study where the primary goal typically includes only safety and pharmacokinetic or pharmacodynamic measures.

The Phase 1 part of the combined Phase 1/2 study is completed and the clinical study report was finalized in 2019. The efficacy, tolerability and immunogenicity of ACI-24 were tested in mild to moderate AD patients with four different doses in a randomized, placebo controlled, double blind study. The different doses were tested via an ascending dose design in four consecutive cohorts with 12 patients each (nine on active, three on placebo treatment). ACI-24 was administered with multiple injections per cohort. The initial safety follow-up period for two years has been shortened to one year mainly for the patients of the last cohort.

Phase 1 study data

Safety and tolerability

Due to the observed favorable safety profile, the treatment-free safety follow-up period of the Phase 1 part of the study was shortened to one year using a protocol amendment. Fifteen non-drug related serious adverse events were observed in the Phase 1/2 study. In the current Phase 2 study in mild AD patients, six serious adverse events have been reported. Five of them were assessed as not related to study treatment and one SAE was considered to be unlikely related to the study treatment (i.e. transient ischaemic attack). Until now, the ACI-24 vaccine is considered as safe and well tolerated.

Antibody response

Antibody responses were only observed in the two higher dose groups of cohorts 3 and 4 indicating a dose dependent effect of the vaccine. No IgG antibody response was observed in placebo treated patients of those cohorts.

PET Imaging and cognitive measures

While the study was not powered to examine efficacy, a tendency for reduction in accumulation in brain amyloid measured by PET imaging was observed in cohorts 3 and 4.

Due to the safety profile and potential dose dependent reduction of amyloid plaques as measured by PET imaging, we have moved this program forward into a Phase 2 clinical trial which is currently ongoing. In order to optimize the immune response, the route of administration has been switched to intramuscular, since this route was associated with a better antibody response in a non-clinical study.

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

Safety and tolerability

Treatment has been safe and well tolerated to date. Six serious adverse events have been reported so far. Five of them were considered as not related to the study treatment. One SAE was considered to be unlikely related to the study treatment (i.e. transient ischaemic attack).

ACI-24 for DS

Individuals with DS have an extra copy of chromosome 21 where the gene for APP resides. These individuals have a rate of AD that is three to five times that of the general population and develop the disease at a much younger age. At autopsy, AD pathology has been reported in 80% of people with DS over age 40 and 100% over age 60. The prevalence of AD in people with DS is more than 50% over the age of 50 and 75–100% over the age of 60 (Strydom, 2018). It is estimated that there are six million people with DS worldwide, with 250,000 in the United States. Preclinical results published by AC Immune in collaboration with Dr. Mobley of the University of California, San Diego in March 2016, shows, in a DS mouse model (Ts65Dn), a significant 20% memory improvement and a 27% reduction of Abeta in the brain following vaccination with ACI-DS-01, the mouse equivalent of ACI-24.

A Phase 1b clinical trial (called the 3 Star Study) is ongoing and evaluates the safety and tolerability of ACI-24, effect on induction of antibodies against Abeta, and changes in biomarkers such as amyloid load as measured by brain amyloid PET scan and Abeta levels in blood and CSF, in adult participants with DS. The study has been primarily funded by the Company with additional partial funding provided by a grant from the US National Institute on Aging, a part of the US National Institutes of Health (NIH) and an additional grant from the LuMind Research Down Syndrome Foundation. This dose escalation study includes 16 participants across all cohorts, aged 25−45 and treated for 12 months, with a 12-month safety follow-up. The recruitment of adults with DS for the low dose cohort was completed in the third quarter of 2017 and for the high dose cohort in the third quarter of 2018. A favorable safety and tolerability profile has emerged as, to date, there have been neither serious adverse events nor any early withdrawals from the study. Importantly, preliminary assessment of immunogenicity over the 12 months demonstrates a specific anti-Abeta IgG response induced in actively treated DS subjects.

Crenezumab

Crenezumab is a humanized, conformation-specific monoclonal antibody that targets misfolded Abeta and has a broad binding profile. Crenezumab was developed using our proprietary SupraAntigen platform. In 2006, we licensed crenezumab to Genentech, a company with a long history of developing and commercializing innovative biologics.

Mechanism of action:

•	Crenezumab binds to multiple forms of Abeta, particularly oligomeric forms, and localizes to brain regions rich in oligomers including the halo around plaques and hippocampal mossy fibers, but not to vascular Abeta (Maloney et al., 2019).

•	Crenezumab has been designed with an IgG4 backbone to reduce effector function on microglia and to clear Abeta from the brain while limiting inflammation. Crenezumab’s lack of binding to vascular amyloid and the dense core of Abeta plaques results in a reduced risk of Amyloid-related imaging abnormalities-Edema (ARIA-E) and neuroinflammation and allows for higher dosing.

•	Due to its capacity to bind to multiple forms of Abeta, with 10-fold higher specificity to oligomers, which are thought to be the most toxic species, crenezumab also protects against oligomer-induced neurotoxicity.

•	Linked to its unique epitope, crenezumab has been shown to promote disaggregation of existing Abeta aggregates and to disrupt their assembly to prevent amyloid plaque formation. The crystal structure reveals binding interactions that are consistent with this flexible binding profile and provides further explanation for crenezumab’s ability to block aggregation and to promote disaggregation.

Signal of activity in milder AD patients (MMSE 22–26) in Phase 2 clinical trials:

•	In the proof-of-concept Phase 2 studies of crenezumab, a positive trend in cognition was observed with a greater effect on cognition in patients with a milder stage of AD (MMSE 22–26).

•	In the ABBY cognition study, there, was a statistically significant 35% reduction in the rate of cognitive decline in the non-pre-specified milder AD patient population (MMSE 22–26) for the high-dose arm.

•	In the BLAZE biomarker study, the high-dose arm showed a consistent trend of reduced Abeta accumulation in the brain over time, as shown in two independent exploratory analyses of florbetapir-PET data. In addition, results have shown that crenezumab has the ability to enhance the removal of these proteins from the brain as evidenced by a significant increase in CSF Abeta, confirming target engagement by crenezumab.

Favorable safety profile allowing for potentially higher dosing:

•	Phase 2 data from ABBY and BLAZE studies suggested that there were no imbalances in overall rate of adverse events, and these were not dose-related, with only one case of asymptomatic ARIA-E (0.4% in ABBY, 0.3% on active pooled) in crenezumab patients. Adverse events also included inflammation of the throat and nasal passages, urinary tract infections and upper respiratory infections. However, no patients in the studies experienced serious adverse events that were believed related to the administration of crenezumab.

•	A Phase 1 study with higher doses of crenezumab up to 120mg/kg showed no investigator assessed drug-related serious adverse events and no events of ARIA-E supporting the dose of 60mg/kg in Phase 3 clinical trials CREAD.

•	The good safety profile and lack of induction of ARIA-E was confirmed in the Phase 3 CREAD and CREAD 2 studies, in which there was no increase in incidence of serious adverse events compared to placebo.

•	Crenezumab is currently being evaluated in a Phase 2 clinical prevention trial in Colombia in 300 cognitively healthy individuals of whom 200 are genetically predisposed to develop early AD. As of January 2019, two Phase 3 clinical trials, CREAD and CREAD 2, in prodromal to mild AD patients were discontinued after an interim analysis of the CREAD study conducted by our collaboration partner Genentech.

Results from preclinical studies

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

In contrast to larger amyloid plaques, soluble, oligomeric forms of Abeta are considered to be the most neurotoxic species. Crenezumab binds multiple forms of Abeta (i.e., monomers, oligomers and fibrils) with a binding preference for oligomeric Abeta.

Crenezumab binds with ~10x higher affinity to oligomeric Abeta over monomers. Crenezumab’s binding affinity to monomeric (A) and oligomeric (B) Abeta was assessed using surface plasmon resonance (SPR). Representative sensorgrams are shown. The full-length crenezumab IgG4 exhibited a KD in the range of 3.0–5.0 nM to Abeta monomers and 0.4−0.6 nM to Abeta oligomers, demonstrating a strong preference for oligomeric Abeta.

Oligomeric forms of Abeta are believed to be principally responsible for neurotoxicity in AD. Amyloid plaques occurring in all AD cases are in equilibrium with soluble oligomers of Abeta. These can activate microglia and injure neurons including by inducing Tau positive neurites and tangles.

Figure 16: Reduction of oligomers in CSF by crenezumab: crenezumab’s binding affinities and translation into clinical benefits

(data from Phase 2)

Ref: Yang et al., AAIC 2018

Crenezumab, as shown in the figure above, lowers Abeta oligomers levels in CSF of AD patients treated (Abby and BLAZE Phase 2 trials). The figure shows boxplots of Abeta oligomer levels at baseline and week 69 (WK69) of crenezumab treatment. Dots represent mean levels of the Abeta oligomer concentration from matched CSF samples of individual AD subjects. Samples with values below the lower limit of quantitation (LLoQ) are shown in red. Boxes indicate 25th to 75th percentile; horizontal bar indicates median. 86% of patients dosed intravenously (IV) and 89% of patients dosed subcutaneously (SC) display lower levels of CSF Abeta oligomers at week 69 than at baseline (p<0.01 for IV and p<0.001 for SC vs. placebo; Yang/Selkoe, AAIC 2018 presentation; Figure 16). These data provide strong evidence that the principal targets, engaged by crenezumab in the CNS of AD subjects, are Abeta oligomers.

Significance of crenezumab’s epitope

To describe the Abeta-crenezumab interaction with atomic resolution, the crystal structure of crenezumab (as a Fab fragment) in complex with Abeta 11−25 was resolved at 2.3 Å (Ultsch et al., 2016). The structure reveals a well-defined contiguous interaction between crenezumab and Abeta residues His13-Val24, in an extended conformation.

Figure 17: The crystal structure of crenezumab

Ref: Ultsch et al., Sci Rep 2016

The crystal structure of crenezumab (Fab) shown above complexed with Abeta11−25 peptide. Crenezumab binds and sequesters the hydrophobic core of Abeta breaking a salt-bridge characteristic and essential for the formation of the beta-hairpin conformation, eliminating key features of the basic organization in Abeta oligomers and fibrils. Green mesh shows the electron density map corresponding to the Abeta peptide.

Supportive high resolution imaging data, from APP/PS1 mice dosed with crenezumab, demonstrated that crenezumab localizes to brain areas with putative high concentrations of Abeta oligomers (i.e. the periphery of amyloid plaques and hippocampal mossy fibers) and that crenezumab does not bind to the dense core of plaques or vascular amyloid in these AD transgenic mice (Atal et al., CTAD 2017, and Meilandt et al., Alz Res Therapy 2019).

Characteristics and benefits of crenezumab’s effector function

Crenezumab is a humanized IgG4 antibody selected as a clinical candidate for its unique binding and safety properties. As crenezumab binds multiple forms of Abeta (i.e., monomers, oligomers, fibrils and plaques), and will be present post-dose in the brain and periphery as an antibody/target complex, the safety of downstream events triggered by these immune complexes becomes a crucial consideration. Thus, the human IgG4 backbone was selected as a safer alternative to a human IgG1 for this immuno-therapy. The crenezumab IgG4 backbone confers reduced activation of Fc gamma receptors (FcγRs) in comparison to IgG1 (unpublished data), and was shown to minimize FcγR-mediated inflammatory activation of microglia (Adolfsson et al., J. Neurosci 2012).

Figure 18: Crenezumab’s IgG4 backbone balances efficacy with safety

Data reported in Adolfsson et al., J. Neurosci 2012

The evidence described above suggests that a human IgG4 backbone would have a better safety profile than an IgG1 when administered to patients, a thesis that is reinforced by the safety findings reported from both Phase 1 and Phase 2 clinical studies of crenezumab. Following either single or multiple ascending doses, no increase in ARIA-E was reported (Cummings et al., 2014 and Cummings et al., 2018).

Clinical development

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

ABBY study results

In the ABBY study, a positive trend in cognition was observed with a greater effect on cognition in patients with a milder stage of AD (MMSE 22–26), although the study did not meet its co-primary endpoints in mild-to-moderate AD (MMSE 18–26) patients. There was no significant change in cognition in patients who received low-dose subcutaneous crenezumab. Results of an exploratory analysis of the high-dose intravenous arm demonstrated that patients with the mildest cognitive impairment at screening (MMSE 22–26) showed a statistically significant 35% slowing of the rate of cognitive decline over 73 weeks. The effect became greater over time, as shown by the increasing separation of the crenezumab (solid line) and placebo (dashed line) curves in the figure below. The milder group was not pre-specified, meaning the group of milder AD patients was not identified before commencing the Phase 2 clinical studies.

Figure 19: ABBY high dose arm: Change in ADAS-Cog 12

Ref: Cummings et al., AAIC, 2014

An exploratory subanalysis in a non-pre-specified subgroup of patients with milder symptoms (MMSE 22–26) showed a 35.4% reduction in cognitive decline. The sample size of the study was not expected to have adequate power to detect a modest but clinically significant difference between active medication and placebo at the 5% significance level (as is commonly the case in Phase 2 studies in AD). Instead, consistent trends across different endpoints and dose dependency are considered indicators of a response in this learning phase of development, with confirmation then sought in Phase 3. In the pre-specified subgroup analysis in patients with mild AD (MMSE 20–26), treatment with high-dose intravenous crenezumab led to a 23.8% reduction in cognitive decline. In patients with mild-to-moderate AD (MMSE 18–26) treated with high-dose intravenous crenezumab, there was a 16.8% reduction in cognitive decline. Effect sizes and p-values for exploratory analyses were not adjusted for multiplicity.

BLAZE study design

The BLAZE study was a randomized, double-blind, parallel-group, placebo-controlled study to evaluate the effects of crenezumab on brain amyloid burden as assessed by amyloid PET imaging and other biomarker endpoints in patients with mild to moderate AD. The primary endpoint was to measure the change in brain amyloid load using florbetapir-PET. The terms brain amyloid burden and brain amyloid load refer to the total amount of amyloid deposited in the brain; 91 patients were included in the study.

BLAZE study results

The primary end point of change in brain amyloid load by florbetapir-PET was not met, but the study was not powered to detect statistically significant results. However, positive trends were observed as shown below in exploratory analyses of the BLAZE amyloid PET results using white matter reference region, which is considered a more sensitive approach for longitudinal studies. These analyses, conducted independently by two laboratories, the Banner Alzheimer’s Institute and MNI Laboratories, produced analogous results where a trend in the reduction of Abeta accumulation was observed in the high-dose arm (Figure 20 below). As described below, a similar result was obtained in the Phase 3 studies.

Figure 20: Blaze high dose Arm: amyloid PET results

Ref: Honigberg et al., CTAD 2014

The BLAZE biomarker study high-dose intravenous cohort showed a consistent trend of reduced Abeta accumulation in the brain over time shown by two independent exploratory analyses of florbetapir-PET data. Using white matter rather than cerebellum as the key reference region in the brain is generally considered a more robust method of showing treatment effects of AD therapies.

In the BLAZE study, patients also showed a statistically significant increase in CSF Abeta1–42, which we believe confirms target engagement by crenezumab. Similar results were observed in the ABBY study where CSF Abeta1-42 level was assessed in 49 patients. These results suggest that Abeta is being eliminated from the brain when treated with crenezumab.

Figure 21: BLAZE high dose Arm: Crenezumab increases CSF total Abeta levels relative to placebo

Ref: Honigberg et al., CTAD 2014

The BLAZE study results suggest that Abeta is being eliminated from the brain as patients showed a statistically significant increase in CSF Abeta1–42, which confirms target engagement by crenezumab.

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

At AAIC in 2014, it was reported that in the combined Phase 2 study populations, serious adverse events occurred at similar rates in patients treated with crenezumab (16.5%) and in patients given a placebo (11.9%).

Phase 1b study to explore higher doses

To explore safety at higher doses, crenezumab was tested in a Phase 1b dose escalation clinical study (NCT02353598) conducted in the United States. This randomized, placebo-controlled, double-blind, four parallel-arm study evaluated the safety and tolerability of at least four doses of intravenous crenezumab in 77 patients with mild to moderate AD (MMSE 18–28) between the ages of 50 and 90. An optional open-label extension stage was offered to patients after completion of the double-blind stage of the study. At the 2017 AAIC meeting, Genentech presented the results of the four cohorts with mild-to-moderate AD. No dose-limiting toxicities were observed at 30, 45, 60 and 120 mg/kg doses of crenezumab. No events of ARIA-E were observed and only few patients (6 of 75) showed asymptomatic Amyloid Related Imaging Abnormality-Hemsiderin (ARIA-H).The pharmacokinetic profile of crenezumab was dose proportional up to the 60 mg/kg dose, which was selected for the Phase 3 CREAD and CREAD 2 studies.

Phase 2 AD prevention study

There is increasing understanding from studies in patients at risk of AD due to genetic mutations, that the build-up of Abeta in the brain is a very early event in the condition, starting around 25 years before symptoms develop (McDade et al. 2018). To effectively treat the underlying amyloid pathology it may therefore be necessary to use anti-amyloid therapies in a preventive mode starting in patients in whom symptoms have not yet emerged.

In 2012, crenezumab was independently selected from among 25 product candidates for use in the first-ever such AD prevention study. The study, a USD 100 million collaboration between the NIH, Banner Alzheimer’s Institute and Genentech, is the cornerstone of the global Alzheimer’s Prevention Initiative. Crenezumab is being administered pre-symptomatically to 300 members of an extended Colombian family, of which 200 members carry a mutation that causes early-onset AD. Family members usually develop symptoms before the age of 45. The five-year study has cognitive endpoints. An interim analysis is possible according to the protocol, but the data and results of that analysis may not be made public due to patient sensitivity. The study commenced Q4 2013 and the data for the primary outcome measures is expected in Q1 2022.

Figure 22: Crenezumab AD prevention trial (API AD/AD): Unique population to study prevention treatment

(1) Mild cognitive impairment; (2) Alzheimer’s disease; (3) Presenilin-1 Ref: McDade et al., Neurology 2018

Phase 3 studies (CREAD and CREAD 2)

The randomized, double-blind, placebo-controlled, parallel group Phase 3 study enrolled about 750 participants with prodromal or mild AD at the age of 50−85 years. A high dose of crenezumab (60mg/kg) was administered intravenously once every four weeks for 100 weeks. The primary outcome measure was the change from baseline to week 105 in Clinical Dementia Rating - Sum of Boxes (CDR-SB) score. An exposure-response model to evaluate the best dose of crenezumab for the treatment of AD was established and predicted an improved outcome of the CREAD Phase 3 study by using the higher dose of 60mg/kg relative to the Phase 2 trials (Polhamus et al., CTAD 2016).

On January 30, 2019, we announced that Roche, the parent company of our collaboration partner, is discontinuing the CREAD and CREAD 2 (BN29552 and BN29553) Phase 3 studies of crenezumab in people with prodromal to mild sporadic AD. The decision came after an interim analysis of the first (CREAD) study conducted by the IDMC indicated that crenezumab was unlikely to meet its primary endpoint of change from baseline in Clinical Dementia Rating-Sum of Boxes (CDR-SB) Score.

As presented at CTAD 2019, target engagement was observed with increases in levels of Abeta1–42 in blood and CSF.

Figure 23: CSF total Abeta42 and total Abeta change from baseline, pooled CREAD/CREAD2

Ref: Bittner et al., Roche CTAD 2019

Reduced accumulation of Abeta in the brain on florebetapir amyloid PET scans was observed, with a pattern very similar to that observed in the Phase 2 BLAZE studies.

Figure 24: [18F] Florbetapir amyloid PET SUVR change from baseline, pooled CREAD/CREAD2

Ref: Bittner et al., Roche CTAD 2019

A numerical trend to reduction in level of total Tau and phosphotau (pTau 181) in the CSF in patients on crenezumab comparted to placebo was observed although the small numbers in the analysis due to early termination of the studies preclude firm conclusions from being drawn.

Figure 25: CFS tTau and pTau181 change from baseline, polled CREAD/CREAD2

Ref: Bittner et al., Roche CTAD 2019

Positive trends on a range of biomarkers associated with AD in CSF including neurogranin, NFL, GFAP, sTREM2, YKL-40 and alpha-synuclein were reported by Roche at the CTAD 2019 conference, although again the small numbers due to early termination of the studies limit interpretability of the results.

Figure 26: Exploratory biomarkers: Roche NeuroToolkit

Ref: Bittner et al., Roche CTAD 2019

Safety in the CREAD and CREAD 2 studies

The decision to terminate the CREAD and CREAD 2 was not related to safety. No safety signals for crenezumab were observed in this analysis and the overall safety profile was similar to that seen in previous trials. There was no difference in the rate of newly-developing ARIA-E (0.3% ) between the active and placebo arms and the rates of ARIA-H were also similar (8.8% on crenezumab vs 6.8% on placebo).

Prevention trial in familial AD

As described above crenezumab continues to be studied in a preventive trial, which began in 2013, of cognitively healthy individuals in Colombia with an autosomal dominant mutation who are at risk of developing familial AD (fAD), under the Alzheimer’s Prevention Initiative.

Discovery therapeutic programs

Using our SupraAntigen and Morphomer platforms, we have generated additional discovery and preclinical stage molecules targeting neurodegenerative diseases, and diagnostics targeting Tau, alpha-synuclein and TDP-43. We currently have a number of our therapeutic product candidates in preclinical development focused on indications outside of AD, evidencing our expansion strategy. Three of our later stage preclinical product candidates are outlined below. Based on the data to date, our technology platforms can be applied to misfolded proteins across a broad range of indications. The table below lists three preclinical product candidates:

Product Candidate	Target	Lead Indication	Partner	Platform
alpha-synuclein antibody	alpha-synuclein	PD, NeuroOrphan	N/A	SupraAntigen
anti-TDP-43 antibody	TDP-43	NeuroOrphan	N/A	SupraAntigen
Morphomer inflammasome	NLRP3	AD	N/A	Morphomer

AC Immune’s proprietary SupraAntigen platform is used to generate antibodies that can be used as therapeutic and diagnostic products. Such antibodies are generated by injecting the full-length protein and/or corresponding peptide constructs in mice and by selecting the antibodies for their ability to bind and break up aggregated forms of misfolded proteins. The alpha-synuclein and TDP-43 antibody programs were discovered using the SupraAntigen technology platform. Both antibody programs have unique binding properties allowing them to bind to unique epitopes of the pathological forms of alpha-synuclein and TDP-43, respectively.

Alpha-synuclein antibody

The alpha-synuclein antibodies generated in our SupraAntigen program have unique binding properties allowing them to bind preferentially to the pathological forms of alpha-synuclein. Alpha-synuclein aggregation and spreading are established targets for PD, MSA, and other synucleinopathy diseases. Antibodies that interfere with the aggregation and spreading mechanisms of alpha-synuclein provide a therapeutic option for the treatment of PD. The alpha-synuclein antibodies were able to significantly delay the seeded aggregation of pathological alpha-synuclein in an in vitro aggregation assay. Further, antibodies were able to significantly decrease pathological alpha-synuclein spreading in an in vivo animal model of PD. Characterization using multiple orthogonal in vitro, and in vivo tests addressing binding, specificity, functionality and pharmacology properties has led to the identification of the lead candidate ACI-5755.

Lead characterization

ACI-5755 selectively binds to pathological forms of alpha-synuclein with low nano-molar affinity and shows a significant preference over monomeric alpha-synuclein. Additionally, ACI-5755 shows strong recognition for pathological alpha-synuclein in patient derived tissues from both PD and MSA cases. ACI-5755 shows a potent and dose-dependent reduction in the seeding capacity of pathological alpha-synuclein in a proprietary in vitro aggregation assay. Moreover, ACI-5755 substantially reduced the propagation of alpha-synuclein aggregates in a cell-based model. The in vivo efficacy of ACI-5755 was evaluated in the M83 propagation mouse model (Luk et al., 2012). Treatment of mice with ACI-5755 significantly decreased pathological alpha-synuclein spreading in vivo. Furthermore, a significant reduction in the rate of body weight loss as compared to the vehicle treated control group was observed for mice treated with ACI-5755.

Figure 27: Key results for the anti-alpha-synuclein antibody program

Ref: Pfeifer et al., AC Immune Key Opinion Leader event 2019

TDP-43 antibody

TDP-43 is a recently identified target of growing interest for NeuroOrphan indications such as FLD. Interestingly, TDP-43 also plays an important role in other significant neurodegenerative indications such as AD.

Anti-TDP-43 antibodies binding to various regions of TDP-43 were generated by our SupraAntigen platform. A subset displayed conformational selectivity to misfolded TDP-43, while others recognized all TDP-43 isoforms (Figure 28). Multiple antibodies have been generated and characterized in vitro from which two pan-TDP-43 antibodies (ACI-5891 and ACI-5886) were selected for the evaluation of their efficacy in mitigating TDP-43 aggregation in vitro and in vivo. ACI-5891 showed a high binding affinity for TDP-43 and ability to inhibit TDP-43 aggregation in vitro.

Lead characterization

To evaluate the functional efficacy of TDP-43 antibodies in vitro, the ability of ACI-5891 to inhibit TDP-43 aggregation was tested. In an in vitro assay with recombinant TDP-43, ACI-5891 significantly inhibits TDP-43 aggregation by 98% compared to the isotype control (Figure 28).

To further characterize functional efficacy of ACI-5891 in vivo, its ability to mitigate TDP-43 neuropathology in transgenic Tg(rNLS8) mouse model of TDP-43 proteinopathies was evaluated (Walker et al., Acta Neuropath, 2015). In Tg(rNLS8) mice, systemic administration of ACI-5891 led to a significant reduction in the density of phosphorylated TDP-43 (pTDP-43) and insoluble TDP-43 in the brain as compared to the vehicle treated control mice (Figure 28). Further evaluation of mode of action of ACI-5891 in vivo is ongoing.

Figure 28: Key results for TDP-43 antibodies program

Ref: Pfeifer et al., AC Immune Key Opinion Leader event, 2019

Neuroinflammation

Neuroinflammation has been linked to the pathology associated with neurodegenerative diseases. Neuroinflammation is initiated by microglia, resident immune cells of the CNS which maintain a healthy status via phagocytosis (removal) of products of damaged cells and misfolded protein aggregates in the brain (Figure 29). However, when overstimulated, microglia drive inflammation, neuronal death and disease progression. Hence, immune modulation shows great potential in neurodegenerative diseases as hyperstimulated microglia are emerging as a hallmark of these CNS diseases.

Figure 29: Schematic of microglia biology and formation of the NLRP3-ASC inflammasome

Ref: Adapted from Ransohoff et al., Nature 2017

Inflammasomes are intracellular protein complexes found within microglia that are key components of inflammatory signaling and neuroinflammation (Figure 29). Inflammasomes assemble in response to various danger signals such as infectious agents (PAMPs) or misfolded proteins (DAMPS). In many diseases of the CNS, oligomeric and fibrillary Abeta, fibrillary alpha-synuclein, Tau seeds and TDP-43 act as DAMPs (Heneka, 2018).

The NLRP3 (Nucleotide-binding oligomerization domain, Leucine Rich repeat and Pyrin domain containing 3) inflammasome is one of the best described inflammasome complexes. The consequence of NLRP3 inflammasome activation is two-fold: (i) activation of proinflammatory factors such as IL-1β, IL-18 and gasdermin D, driving neuroinflammation and ultimately the death of neurons and microglia; and (ii) exacerbation of the production, truncation and/or aggregation of the pathological proteins, Abeta, alpha-synuclein, Tau and TDP-43, setting up a vicious, chronic cycle of neuroinflammation, pathology and neuronal/glial cell loss. In vivo, in mouse models of AD and PD, inhibiting NLRP3 leads to an attenuation of the increase in IL-1β concentration (Figure 30) and neuronal rescue (Figure 31).

Figure 30: In vivo NLRP3 inhibition in a mouse model of AD: IL-1β attenuated increase

Ref: Dempsey et al. BBI 2017

Figure 31: In vivo NLRP3 inhibition is protective in mouse model of PD

Ref: Gordon et al. STM 2018

Furthermore, when NLRP3 is activated, ASC specks (Apoptosis-associated Speck-like protein containing a CARD complexes) form and are released from the cell (Figure 29). Intracellular ASC specks participate in the production of proinflammatory cytokines and extracellular ASC specks cause acute inflammatory reactions and have been identified in microglia within the CNS of patients with AD (Figure 32). In addition, in the APP/PSI model of AD in mice, intracellular and extracellular ASC specks are present and treatment using an anti-ASC antibody decreases the Abeta load in these mice (Figure 32).

Figure 32. ASC specks in AD patients and mouse model of AD

Ref: Vanegas et al. Nature 2017

ASC specks detected in- and outside (ex) of microglia in hippocampal sections of brains of patients with AD and age-matched controls without dementia as well as in the hippocampus of APP/PS1 transgenic mice at various ages. In vivo, ASC treatment with antibodies reduces misfolded Abeta in the APP/PSI model. APP/PS1 mice were injected bilaterally with APP/PS1 brain lysate with anti-ASC-speck antibody or IgG control antibodies; not injected mice represent the control group of APP/PS1 mice without receiving lysate or antibodies.

In neurodegenerative diseases, there is numerous scientific evidence of a role for these two targets in AD, PD, ALS and traumatic brain injury. Furthermore, other diseases have been reported to be associated with NLRP3-mediated pathology include atherosclerosis, asthma, cryopyrin-associated periodic syndromes, gout, inflammatory bowel disease, nonalcoholic fatty liver disease and nonalcoholic steatohepatitis (NASH), multiple sclerosis, stroke, type 1 diabetes and obesity-induced inflammation or insulin resistance. Taken together, both intracellular NLRP3 and extracellular ASC specks are attractive therapeutic targets.

Thus, AC Immune is specifically targeting the NLRP3-ASC pathway to reduce unwanted disease driving neuroinflammation. Our aim is to develop therapeutics that decrease production of pro-inflammatory factors yet maintain phagocytosis of debris and misfolded proteins as well as allow the function of other pathogen sensing pathways. Currently, the NLRP3-ASC pathway is being addressed with two approaches (Figure 33):

Figure 33: Strategy to use dual property technology platforms to target NLRP3-ASC

Ref: Adapted from Ransohoff et al. Nature 2017

Small molecules for Neuroinflammation (Mor-NLRP3-ASC)

Using our Morphomer Platform for intracellular targeting, we are developing small molecules against the inflammasome inside cells (i.e., the NLRP3 complex). These disease modifying small molecules will have effects downstream of phagocytosis, selectively interfering with the production of the proinflammatory proteins (Figure 34) to be assessed in multiple neuro-indications. In parallel, we will be evaluating our candidates in non- neurodegenerative diseases as well in combination therapies. The aim is to have the first lead candidate in Q4 2020 for the non-neurodegenerative diseases and Q4 2021 for neurodegenerative disease indications.

Figure 34: Screening assay to quantify the compound-mediated inhibition of IL1β production in vitro using human microglia

Ref: Adapted from Choi et al., Mol Cell 2014; AC Immune unpublished data

Therapeutic antibodies for Neuroinflammation (mAb-NLRP3-ASC)

Using our SupraAntigen platform for extracellular targeting, we are developing antibodies against the inflammasome outside cells (i.e., the ASC specks; white arrow in Figure 35). These novel, innovative disease-modifying antibodies are directed across numerous parts of the protein, in order to determine which candidate will have the highest potential to prevent inflammation and modify the chronicity of the proteinopathies.

Figure 35: Screening assay to quantify the compound-mediated inhibition of ASC speck formation in vitro using human ASC transfected cells or human microglia (MSU, monosodium urate crystals)

Ref: AC Immune unpublished data

Thus, these therapeutic antibodies have a high potential and are a unique approach to AD, neurodegenerative diseases and non- neurodegenerative diseases as mono- and/or combination therapies. The aim is to have the first lead candidate in Q4 2020 for the non- neurodegenerative diseases and Q4 2021 for neurodegenerative disease indications.

Diagnostics

Scientists believe that early detection of neurodegenerative diseases is critical to enhancing the effectiveness of both symptomatic and disease-modifying therapies. As a result, therapeutic development for AD increasingly focuses on treating early stage disease to delay or prevent progression and to preserve the maximum amount of cognitive function before it is irreversibly lost. Most clinical studies now target mild or even preclinical stages of the disease increasing the need for accurate diagnosis that is independent of potentially subjective cognitive metrics. At least one study estimates that as many as a third of patients in previous AD studies did not in fact have AD. Accurate and early diagnosis of AD is thus a substantial unmet market need, and diagnostic products will have a key role in generating a new treatment paradigm, including by selecting more uniform and stage-specific clinical study subjects, tracking patient progress and results, managing patients receiving treatment, and ultimately diagnosing disease at its earliest stage for immediate treatment.

Figure 36: The need of precision medicine in AD: high level of other proteinopathies and co-pathologies in AD

Ref: Adapted from Robinson et al., Brain, 2018

We are developing three diagnostic product candidates using our Morphomer technology platform. These product candidates are PET ligands that are tracers that can be used to target Tau, alpha-synuclein and TDP-43 aggregates.

Tau diagnostics

In May 2014, we established a license and collaboration agreement for our Tau-PET imaging program with Life Molecular. The Phase 1 clinical study of PI-2620 in AD was completed in Q1 2018. Life Molecular commenced a Phase 2 clinical study in AD of the program in Q3 2019.

Our Tau-PET tracers are designed to bind specifically to the pathological forms of human Tau in AD and other Tauopathies. They have demonstrated an excellent PET tracer profile with their ability to cross the blood-brain barrier and a high selectivity to pathological Tau even in the early stage disease.

The severity of cognitive impairment in AD patients is correlated with the presence of Tau protein tangles, leading us to believe that an imaging agent for Tau is equally important to assess spreading of Tau protein in the brain. Our clinical candidate PI-2620 is selective for Tau over Abeta and other “off-target” binding when compared to current published Tau-PET agents in development as no binding to Abeta in vivo and no “off-target” retention in basal ganglia or choroid plexus was observed. In addition, PI-2620 can be readily radiolabeled with fluorine 18. Although PET imaging will improve the diagnosis of AD by targeting Tau, Abeta imaging will further enhance the diagnosis of early AD. To date, there are no approved Tau tracers.

Figure 37: Selectivity of Tau-PET PI-2620

Ref: Stephens et al., AD/PD 2019

The PI-2620 Tau-PET data above showed that PI-2620 had the expected distribution pattern in an AD-subject and low off-target binding in a healthy control subject. The PI-2620 Tau-PET spatial distribution was quite different from Abeta obtained with the amyloid PET tracer Neuraceq in the same AD-subject.

Figure 38: PI-2620 uptake in different cortical regions

Ref: Mueller et al., J Nucl Med. 2019

PI-2620 uptake in different cortical regions is shown as SUVR box plots above for all AD and healthy control subjects. AD subjects showed generally higher SUVR than healthy control subjects in the above mentioned brain regions with a variable degree of statistical significance. The largest effect sizes to discriminate between AD and healthy control subjects using SUVR at 45−75 min p.i. were obtained for the fusiform gyrus, inferior temporal and occipital cortices.

Figure 39: 18F-PI-2620 test and retest SUVR images

Ref: Bullich et al., J Nucl Med. 2019

The PI-2620 test and retest SUVR images (45−75 min) above show the lack of off-target signal in a healthy control subject and the Tau specific signal for the AD subject. No area of specific PI-2620 retention was identified in the healthy control subject (65 years old, MMSE=29, CDR 0, ADAS-Cog=5) and a consistent pattern of initial uptake and fast wash-out was observed (Figure 39). In contrast, asymmetrical uptake of PI-2620 was identified in cortical regions (Figure 39B) of an AD subject (62 years old, MMSE=28, CDR 0.5, ADAS-Cog=16). Within the healthy control and AD subjects, the PI-2620 test and retest images were comparable: The images in the upper row of Figure 39A and Figure 39B show the test images, whereas the lower show the retest images.

Figure 40: Disease specific patterns of PI-2620 in AD (3R/4R) and 4R-Tauopathies (PSP and CBD)

CPP: caudate nucleus, globus pallidus and putamen; VM: ventral midbrain; Cx: central, parietal, and frontal cortex Ref: Roesler et al., Progress in Neurobiology 2019

The PI-2620 images in the figure above show PI-2620 uptake in brains of healthy control and subjects with suspected pathological forms of human Tau in AD (3R/4R), progressive supranuclear palsy (PSP, 4R) and corticobasal degeneration (CBD, 4R). In contrast to a representative healthy control (HC, 78 years, female), increased PI-2620 retention in a representative patient with probable progressive supranuclear palsy (PSP, clinical Richardson syndrome, negative Amyloid-beta status, PSPRS=42, MoCA=28, 73 years, female) was observed in the caudate nucleus, globus pallidus and putamen (CPP), and the ventral midbrain (VM). Increased PI-2620 retention in a representative patient with probable corticobasal degeneration (CBD, clinical CBS, negative Aβ-status, PSPRS=21, MoCA=27, 76 years, female) was observed in CPP and VM plus in the central, parietal, and frontal cortex (Cx). Importantly, the cortical (Cx) binding of PI-2620 in probable 4R-Tauopathies was lower when compared to a clinical AD case (positive Aβ-status, MoCA=11, 56 years, female) with probable underlying 3R/4R-Tau, which may reflect the lower density of Tau in 4R-Tauopathies when compared with AD. Thus, the disease specific pattern of PI-2620 Tau PET scans may allow differential diagnosis.

Data from the Tau-PET imaging program was presented at multiple conferences in 2019 including, the Human Amyloid Imaging (HAI) conference 2019, AD/PD 2019, SNMMI 2019, AAIC 2019, the 20th SCI-RSC Medicinal Chemistry Symposium 2019, the EANM Meeting 2019, AC Immune Key Opinion Leader Event 2019 and CTAD 2019.

AD diagnostics are a major market opportunity that will be driven by the growth in the aging population and the testing and availability of disease-modifying drugs. We believe a best-in-class Tau tracer has the potential to achieve a substantial market share in this large and growing market.

Alpha-synuclein diagnostics

Alongside our AD diagnostics activities, we have a program targeting PET imaging agents for alpha-synuclein, an important protein involved in PD, and which progressively accumulates in structures in the PD brain. Scientists believe that the misfolding of alpha-synuclein is central to the neurodegenerative process of PD, as well as a number of other disorders, including Lewy Body Dementia and MSA, making it a priority target for development of therapeutics and diagnostics. We have identified molecules from our Morphomer library that bind selectively alpha-synuclein pathological structures from human PD brain with affinity in the low nanomolar range.

The second generation candidate, ACI-3847 showed low nM binding to pathological alpha-synuclein from PD brain homogenates and no binding to AD brain homogenates containing both pathological Abeta and Tau, indicating a very good selectivity. When tested in vivo, [18F]ACI-3847 showed minimal white matter retention in non-human primates.

[18F]ACI-3847 was evaluated in a first-in-human (“FiH”) study in a small cohort of idiopathic PD and healthy volunteers. Clinical data confirmed the excellent PK profile observed preclinically, with a minimal background. Although in this small cohort no statistically significant cross-sectional differences between PD and healthy volunteers were observed, a subset of the PD subjects did show higher tracer retention in the left substantia nigra, one of the first region in which alpha-synuclein deposits start accumulating in PD.

In August 2019, we received an additional follow-up grant from the Michael J. Fox Foundation for Parkinson's Disease Research. The current status of the program has been presented at the following conferences in 2018/2019: AD/PD 2018, AAIC 2018, HAI 2019, AD/PD 2019 and 23rd International Congress of Parkinson’s Disease and Movement Disorders (MDS) 2019.

Currently there are no imaging products in the market that target alpha-synuclein. This provides us with a unique opportunity to become the market leader in alpha-synuclein PET imaging. We believe the ability to image alpha-synuclein deposits in the brain will enable fundamental change in the approach towards treating PD and other alpha-synuclein-associated diseases.

TDP-43 imaging diagnostics

To complement our pipeline of PET imaging tracers, we also selected TDP-43 as a third target. TDP-43 in its physiological function is a protein participating in nucleic acid transport. Similar to Tau, Abeta and alpha-synuclein, TDP-43 misfolds in TDP-43 mediated proteinopathies into insoluble aggregates in the cytoplasm of neurons leading to cellular dysfunction and eventually clinical symptoms. TDP-43 pathology often appears in other neurodegenerative diseases (e.g. AD) as a part of mixed pathologies and it has been proposed that misfolded TDP-43 contributes to the observed clinical phenotype in addition to the primary pathology. The precise molecular diagnosis and differentiation of early stages of such diseases is of critical importance. Using proprietary assays, a set of small molecular weight compounds were identified that bind to patient-derived pathological TDP-43. Several of these compounds demonstrated favorable pharmacokinetic profiles in rodents suggesting suitable properties for further development as PET ligands. Hit-to-Lead optimization is currently ongoing to identify compounds with superior binding profiles for evaluation in preclinical studies. The current status of the program has been presented at the following conferences: in 2018/2019: XXV EFMC International Symposium on Medicinal Chemistry 2018 and AD/PD 2019.

There are no imaging products in the market today targeting TDP-43. This provides us with a unique opportunity to become the first company providing TDP-43-PET imaging to the market. We believe the ability to image TDP-43 deposits in the brain will enable fundamental change in the approach towards treating primary and secondary TDP-43 based proteinopathies to provide the best outcome for patients.

License agreements and collaborations

Our SupraAntigen and Morphomer platforms have generated large numbers of clinical assets that address diseases related to protein misfolding, such as AD, PD and DS. Selected key assets in the product pipeline have been licensed for upfront payments, milestones and royalties to help offset the cost of our research and internal product development. Discussions with other companies are ongoing. We have signed a number of licensing agreements with leading pharmaceutical companies to assist and accelerate the development of our product pipeline, including:

•	A worldwide licensing agreement with Genentech signed in November 2006 (and amended in May 2015) for crenezumab for AD, under which we may become eligible to receive payments potentially greater than USD 340 (CHF 333) million, excluding royalties.

•	A worldwide licensing agreement with Genentech signed in June 2012 for semorinemab for AD and potentially other indications, under which we may become eligible to receive payments potentially greater than CHF 400 million, excluding royalties.

•	A worldwide licensing agreement with Janssen signed in December 2014 (and amended in April 2016, July 2017, January 2019 and November 2019) for therapeutic anti-Tau vaccines for AD, and potentially other Tauopathies, under which we may become eligible to receive payments totaling up to CHF 500 million, excluding royalties.

•	A worldwide licensing and collaboration agreement (“LCA”) with Life Molecular (formerly Piramal Imaging SA) signed in May 2014 for small molecule Tau ligands for use as PET tracers under which we may become eligible to receive payments totaling up to EUR 159 (CHF 175) million, excluding royalties.

•	AC Immune entered into a license agreement with Lilly to research and develop Tau Morphomer small molecules for the treatment of AD and other neurodegenerative diseases in December 2018 (and amended in September 2019 and March 2020). The agreement was deemed effective on January 23, 2019. AC Immune may become eligible to receive payments up to approximately CHF 1.9 billion, excluding royalties.

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

We expect there to be several classes of disease-modifying agents that will enter the AD market. One target for monoclonal antibodies is pathological Tau protein. Therapeutic vaccines are a second class of disease-modifying therapies, and include our candidate products ACI-24, that targets Abeta plaque, and ACI-35, that targets aggregated, phosphorylated Tau protein.

The availability of novel diagnostic agents to visualize the disease development in AD patients is critical for successful clinical development of disease-modifying products in AD. At the forefront of this new diagnostic effort are PET agents for in-life imaging of disease, and in particular, Tau-targeting PET agents which we believe will allow precise assessment of disease AD patients.

Semorinemab. Semorinemab is one of several monoclonal antibodies in development targeting Tau to potentially act as disease-modifying agents. Biogen is evaluating gosuranemab (licensed from Bristol-Myers Squibb) in Phase 2 clinical trials in PSP and AD. AbbVie is currently investigating ABBV-8E12 in AD in Phase 2 studies. Zagotenemab (Lilly) is currently in a Phase 2 study in AD. UCB-0107 (UCB), BIIB076 (Biogen/Neuroimmune), JNJ3657 (Janssen) and Lu AF87908 (Lundbeck) are being evaluated in Phase 1 studies.

ACI-35. ACI-35, if approved, would compete with other approved Tau-targeting therapeutic vaccines. This includes AADvac1 vaccine developed by Axon Neuroscience, which is currently in a Phase 2 study.

Morphomer Tau. AC Immune has developed the first small molecule targeting aggregated Tau with high selectivity for the target. The molecule has entered a Phase 1 clinical trial as a first-in-class, Tau-specific disease-modifying, Tau aggregation inhibitor small molecule for the treatment of neurodegenerative diseases characterized by misfolded Tau in collaboration with Lilly in Q3 2019. To date, no other pre-clinical or clinical molecule with these characteristics is in development according to our information.

ACI-24 for AD. ACI-24, if approved, would compete with other approved anti-Abeta-targeting therapeutic vaccines. Several potential competing product candidates have not continued through the regulatory approval process such as CAD106 (Novartis), which has been discontinued after completing Phase 2 studies and Lu AF20513 (Lundbeck) after completing a Phase 1 study. Other potential competing product candidates for ACI-24 forclude ABvac 40 (Araclon Biotech) which is currently evaluated in a Phase 2 study and UB-311 from United Neuroscience, which is in a Phase 2 study.

ACI-24 for DS. ACI-24 is the first disease-modifying vaccine candidate addressing AD-like symptoms for DS, with a potential preventive and therapeutic application. While there are symptomatic treatments of DS in clinical development, to our knowledge there are currently no other disease-modifying treatments in development for AD in DS.

Crenezumab. Crenezumab is the first monoclonal antibody candidate that targets Abeta in cognitively healthy individuals at risk of developing familial AD. However, Lilly’s solanezumab and Roche’s gantenerumab are being evaluated in presymptomatic AD studies.

Alpha-synuclein and TDP-43 antibodies. Several alpha-synuclein antibodies are currently in development; Roche/Prothena entered a Phase 2 with PRX002 in June, 2017; Biogen entered a Phase 2 with BIIB054 in January, 2018; Astra Zeneca/Takeda entered a Phase 1 with MEDI1341 in October, 2017; Lundbeck/Genmab entered a Phase 1 with Lu AF82422 in July, 2018 and AbbVie/BioArctic entered a Phase 1 with BAN0805 in October, 2019. To our knowledge, there are no TDP-43 antibodies in the clinic.

Diagnostics. Currently, there are no approved Tau-PET imaging products. However, should PI-2620 be approved, it would compete with other approved Tau-PET agents. These include (i) Flortaucipir (previously known as 18F-AV-1451 or T807), which is being advanced by Lilly and is currently in regulatory filing in the USA, (ii) APN-1607 (previously known as 18F-PM-PBB3), a product candidate in a Phase 2 study and being advanced by Aprinoia, (iii) THK-5351 (FluoroTau), a product candidate in a Phase 2 study being advanced by GE Healthcare, (iv) Cerveau/Merck is evaluating 18F-MK-6240 in a Phase 2 clinical trial in Autosomal Dominant Alzheimer’s Disease patients, (v) Genentech is developing 18F-GTP1 in a Phase 2 study in subjects at risk of developing Autosomal Dominant Alzheimer’s disease (vi) Roche has completed a Phase 1 study of 18F-RO6958948 in AD patients, (vii) Janssen has completed a Phase 1 study of 18F-JNJ-067 in AD patients.

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

With greater financial resources at our disposal but also given the significant knowledge acquired by our scientists and scientific leadership, we intend to retain selected promising product candidates in-house for a longer period of time and fund their development from our own resources. This will allow us to generate greater value from these product candidates, allowing us to demand more significant terms from a prospective partner. For example, our current plan is to retain full control of our two Abeta vaccine programs focused on AD and Down syndrome. We are funding the ongoing Phase 2 study for AD and intend to fund the planned Phase 2 study for DS. We also plan to continue funding the subsequent clinical phases of the programs, from our financial resources. In the field of diagnostics, the parallel development of therapeutic compounds and companion diagnostics is of growing importance to the pharmaceutical industry. The development timeframe of a PET diagnostic agent is significantly shorter than for a therapeutic product providing the prospect for potential diagnostic product revenues to be realized quicker than potential therapeutic product revenues. Our Morphomer platform is particularly well suited to generate molecules for use in the development of companion diagnostics.

Given our current stage of product development, we currently do not have a commercialization infrastructure. If any of our product candidates is granted marketing approval, we intend to focus our initial commercial efforts in the United States and select European markets, which we believe represent the largest market opportunities for us. In those markets, we expect our commercial operations to include our own specialty sales force that will target neurologists and gerontologists, both in hospitals and in private practice. In other markets, we expect to seek partnerships that would maximize our products’ commercial potential.

In December 2018, AC Immune and WuXi Biologics entered into a memorandum of understanding governing the terms of a preferred partnership allowing AC Immune to leverage WuXi Biologics’ capacities and capabilities in the manufacturing and supply of traditional and innovative New Biological Entities (NBE) against disorders of the CNS. Though this collaboration, AC Immune has priority access to WuXi Biologics’ proprietary platforms, including the bispecific antibody platform WuXiBodyTM and WuxiUP continuous manufacturing platform. In addition, WuXi Biologics is now a preferred partner of AC Immune for bioprocess development, as well as manufacturing for discovery, preclinical and clinical supply of AC Immune’s NBE pipeline.

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

As of December 31, 2019 we owned or co-owned approximately 34 issued U.S. patents and 299 issued patents in other jurisdictions, as well as 16 pending U.S. patent applications and 244 pending foreign patent applications. As of December 31, 2019 we licensed approximately 21 issued U.S. patents and 11 pending U.S. patent applications, as well as 215 issued patents in other jurisdictions and 180 pending foreign patent applications.

The patent portfolios for our most advanced product candidates as of December 31, 2019 are summarized below:

Semorinemab

Our global patent portfolio relating to semorinemab includes patents and patent applications with claims directed to compositions of matter, methods of treatment for certain indications, including AD, and methods of use, among others.

Anti-Tau Vaccines

Our patent portfolio for anti-Tau vaccines includes a patent family with composition of matter claims (including claims directed to the ACI-35 antigenic peptide and a pharmaceutical composition comprising such an antigenic peptide), claims directed to treating certain indications using ACI-35 including AD, and claims directed to using ACI-35 to induce an immune response. This patent family currently contains approximately 23 issued patents and seven pending patent applications in 27 countries. The issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions.

Our patent portfolio for anti-Tau vaccines also includes a patent family relating to therapeutic Tau vaccine claims (including claims directed to a pharmaceutical composition comprising an antigenic Tau peptide), claims directed to using such vaccines to induce an immune response in a subject and claims directed to methods for preventing or treating a neurodegenerative disease or disorder, including AD, among others. Any patents issuing in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2038, excluding any additional term for patent term adjustments or patent term extensions.

Morphomer Tau

Our patent portfolio relating to Morphomer Tau therapeutics includes patent applications with claims directed to composition of matter (including claims directed to the molecule, a pharmaceutical composition comprising such molecule, a mixture comprising such molecule), claims directed to prevention and treatment of certain indications using such molecules including AD and PSP, among others.

Our patent portfolio relating to Morphomer Tau therapeutic program includes patent applications that we own or co-own in four different patent families. As of December 31, 2019, we owned or co-owned approximately one PCT patent application, one U.S. pending application and two pending foreign patent applications in our main patent family directed to ACI-3024 lead small molecule Tau aggregation inhibitor. If the appropriate maintenance, renewal, annuity, or other governmental fees are paid, national stage applications issuing from this PCT patent application are expected to expire in 2039, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

ACI-24

Our patent portfolio for ACI-24 includes composition of matter claims (including claims directed to the ACI-24 antigenic construct) claims directed to treating certain indications using ACI-24 including AD, and claims directed to using ACI-24 to induce an immune response. Our patent portfolio for ACI-24 consists of approximately 25 issued patents and 9 pending patent applications in 30 countries. With respect to the U.S., we own two issued U.S. patents. The issued patents in this patent portfolio, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2026, excluding any additional term for patent term adjustments or patent term extensions.

Our patent portfolio for ACI-24 also consists of an additional patent family directed to the use of ACI-24 vaccine in treatment and/or prevention of memory and/or cognitive impairments or abnormalities in Down Syndrome subpopulation, among others. As of December 31, 2019, in this patent family, we owned approximately 7 patents and 11 pending patent applications in 18 countries. The issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2032, excluding any additional term for patent term adjustments or patent term extensions.

Our patent portfolio for ACI-24 also includes a patent family related to therapeutic anti-amyloid beta vaccine claims (including claims directed to a pharmaceutical composition comprising an antigenic peptide), claims directed to using such vaccines in treating, preventing, inducing a protective immune response against or alleviating the symptoms associated with an amyloid-beta associated disease in a subject, among others. Any issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2039, excluding any additional term for patent term adjustments or patent term extensions.

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

Our patent portfolio relating to crenezumab includes patents and patent applications that we own or co-own in four different patent families. As of December 31, 2019, we owned or co-owned approximately 41 patents (not including the patents in the individual countries where the issued European patent was validated) and 22 patent applications in 34 countries in our main patent family directed to the crenezumab antibody and methods of using the crenezumab antibody to treat certain indications, including AD. This patent portfolio includes three issued U.S. patents and one pending U.S. patent applications, which, if the appropriate maintenance or other governmental fees are paid, are expected to expire in 2027, excluding any additional term for patent term adjustments or patent term extensions. This patent portfolio also includes a PCT patent application which was filed on July 13, 2007. If the appropriate maintenance, renewal, annuity, or other governmental fees are paid, national stage applications issuing from this PCT patent application are expected to expire in 2027, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

PI-2620

Our patent portfolio relating to PI-2620 includes patent applications with claims directed to composition of matter (including claims directed to the molecule, its precursor, a diagnostic composition comprising such molecule), claims directed to diagnosis of certain indications using PI-2620 including AD and PSP, and claims directed to a method of manufacturing PI-2620, among others.

Our patent portfolio relating to PI-2620 includes patent applications that we own or co-own in three different patent families. As of December 31, 2019, we owned or co-owned approximately 16 patent applications in 16 countries in our main patent family directed to the PI-2620 molecule, its precursor and methods of using the PI-2620 to diagnose certain indications, including AD and PSP. If the appropriate maintenance, renewal, annuity, or other governmental fees are paid, national stage applications issuing from this PCT patent application are expected to expire in 2037, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

Manufacturing and Supply

Background

The manufacturing and supply of the clinical study materials are currently done in collaboration with our collaboration partners (e.g. Genentech in case of crenezumab and semorinemab and Life Molecular in the case of Tau- PET imaging) or contract manufacturing organizations (e.g., for ACI-35 and ACI-24) for the supply of raw materials, drug substances and drug products.

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

Collaboration Partners and Contract Manufacturing Organizations

Genentech, a leading biotech company with extensive experience in developing, producing and distributing products worldwide from preclinical to commercial stages of development, manufactures and supplies clinical study materials for semorinemab and crenezumab. Tau-PET imaging compounds are produced in collaboration with Life Molecular.

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

ACI-3024 API and ACI-3024 formulation are produced by Syngene International Limited, an experienced and established company specialized in chemical production based in Bangalore, India. In addition, under the supervision of Lilly & Co, ACI-3024 API is produced by STA Pharmaceutical Co., Ltd., a subsidiary of WuXi AppTec (WuXi STA), a leading pharmaceutical development and manufacturing company with facilities based in China.

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

A science driven approach is the cornerstone of our interactions and this has helped us to build and maintain a high level of trust with regulators. Besides informal conversations with the authorities, our regulatory department has conducted several pre-IND meetings with the FDA (ACI-24 for AD and DS and PI-2620) and Scientific Advice meetings, which are the European equivalent of pre-IND meetings (with German PEI, Swedish Medical Products Agency; Medicine & Healthcare Products Regulatory Agency (UK), Finnish Medicines Agency, and the European Medicines Agency). Since 2008, our regulatory department has filed a total of 16 clinical trial applications (CTAs) in the European Union (Austria, Denmark, Poland, two in Germany, two in Sweden, four in the UK, four in Finland and one in the Netherlands) and three INDs in the US. Given the seriousness of AD and public pressure for new therapeutics, we consider regulatory agencies to be important stakeholders in our product development strategies. We are committed to working closely with global regulatory authorities to adhere to and achieve the highest levels of safety and quality of our product candidates in the most timely and efficient manner. The transparency we have achieved and our goal of a close working relationship with the regulatory agencies, in particular the FDA, are intended to facilitate expeditious execution through the regulatory approval process.

Our regulatory department contains a quality assurance (QA) group. As every quality issue ultimately requires regulatory involvement and input, this approach is intended to lead to rapid resolution of issues and ensure full compliance to satisfy both the reviewers and the inspectors at the government health authorities. Our regulatory department is charged with keeping our entire organization directly or indirectly involved in the clinical study application process in a state of “inspection readiness.” To that end, we ensure that the Trial Master Files are complete and regularly updated. Our regulatory department is also tasked with generating our annual quality plan. The personnel tasked with QA have issued a set of approximately 65 standard operating procedures and continuously train the relevant staff. Our QA personnel conduct regular audits, including in-person audits of the contract manufacturers, contract research organizations and laboratories conducting primary end-point analysis. In addition, we have a full time corporate documentation specialist to ensure good documentation practice and archiving.

Product Approval Process

The clinical studies, manufacturing, labeling, storage, distribution, record keeping, advertising, promotion, import, export and marketing, among other things, of our product candidates are subject to extensive regulation by governmental authorities in the United States and other countries. The U.S. Food and Drug Administration, or FDA, under the Federal Food, Drug, and Cosmetic Act, or FDCA, regulates pharmaceutical products in the United States. The steps required before a drug may be approved for marketing in the United States generally include:

•	the completion of preclinical laboratory tests and animal tests conducted under Good Laboratory Practice, or GLP, regulations;

•	the submission to the FDA of an Investigational New Drug, or IND, application for human clinical testing, which must become effective before human clinical studies commence;

•	obtaining a positive opinion from the Ethics Committee (Europe)/Institutional Review Board (United States) to commence study on human subjects;

•	the performance of adequate and well-controlled human clinical studies to establish the safety and efficacy of the product candidate for each proposed indication and conducted in accordance with current Good Clinical Practice, or cGCP, requirements;

•	pre-New Drug Application (NDA) submission meeting with FDA (highly recommended);

•	the submission to the FDA of an NDA;

•	the FDA’s acceptance of the NDA;

•	satisfactory completion of an FDA Pre-Approval Inspection (PAI) of the manufacturing facilities at which the product is made to assess compliance with current Good Manufacturing Practice, or cGMP, requirements;

•	the FDA’s review and approval of an NDA prior to any commercial marketing or sale of the drug in the United States; and

•	having a parallel scientific advice from the European Medicines Agency or Health-Technology-Assessment body where the payors are involved at the outset (Phase 2), which is intended to facilitate the design of clinical studies to primarily target populations with a high chance of obtaining reimbursement and accelerate the process of time-to-reimbursement.

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

Preclinical studies include laboratory evaluations of the product candidate, as well as animal studies to assess the potential safety and efficacy of the product candidate. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of the IND, which must become effective before clinical studies may be commenced. The IND will become effective automatically 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the studies as outlined in the IND prior to that time. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical studies can proceed.

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

Phase 2. Phase 2 clinical studies usually involve studies in a limited patient population to (i) evaluate the efficacy of the product candidate for specific indications, (ii) determine dosage tolerance and optimal dosage and (iii) identify possible adverse effects and safety risks.

Phase 3. If a product candidate is found to be potentially effective and to have an acceptable safety profile in Phase 2 studies, the clinical study program will be expanded to Phase 3 clinical studies to further demonstrate clinical efficacy, optimal dosage and safety within an expanded patient population at geographically dispersed clinical study sites.

Phase 4. Clinical studies are conducted after approval to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations, or when otherwise requested by the FDA in the form of post-market requirements or commitments. Failure to promptly conduct any required Phase 4 clinical studies could result in withdrawal of approval.

The results of preclinical studies and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information on the manufacture, composition and quality of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product. The NDA must be accompanied by a significant user fee payment. The FDA has substantial discretion in the approval process and may refuse to accept any application or decide that the data is insufficient for approval and require additional preclinical, clinical or other studies.

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

The cost of preparing and submitting an NDA is substantial. Under federal law, NDAs are subject to substantial application user fees and the sponsor of an approved NDA is also subject to annual product and establishment user fees. Under the Prescription Drug User Fee Act, or PDUFA, as amended, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA VI eliminates fees for supplements as well as for establishments, though applicants will be assessed annual prescription drug program fees for prescription drug products, rather than the prescription drug product fee assessed under the previous iteration of PDUFA. According to the FDA’s fee schedule for the 2020 FY, the user fee for each NDA application requiring clinical data is USD 2,942,465 and the annual program fee is USD 325,424. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

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

After the FDA evaluates the NDA and conducts inspections of manufacturing facilities where the drug product and/or its API will be produced, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical study(ies), and/or other significant, expensive and time-consuming requirements related to clinical studies, preclinical studies or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategy, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical studies. Such post-market testing may include Phase 4 clinical studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

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

The Biologics Price Competition and Innovation Act of 2009 provides up to twelve years of non-patent data exclusivity within the United States to the first applicant to gain approval of a BLA for a new biologic product that has not previously been approved by the FDA, which we refer to as a reference product. This twelve-year data exclusivity may prohibit the FDA from approving a biosimilar or interchangeable product of such reference product until twelve years after the licensure of such reference product. In addition, the FDA will not accept a biosimilar or interchangeable product application for review until four years after the date of first licensure of such reference product. Under 21CFR314.108, 5 years exclusivity is also granted to new chemical entities that contain no active moiety that has been approved by FDA under section 505(b). This market exclusivity bars FDA from accepting for review any ANDA or 505(b)(2) application for a drug containing the same active moiety for (i) five years if an ANDA or 505(b)(2) application does not contain a paragraph IV certification to a listed patent, or (ii) four years if an ANDA or 505(b)(2) is submitted containing a paragraph IV certification to a listed patent. Moreover, pediatric exclusivity, if granted, may add six months of exclusivity if the reference product has been studied with respect to a pediatric indication in accordance with certain regulatory requirements. A reference product may also be granted seven years of orphan-drug exclusivity for the treatment of a rare disease or condition under section 527(a) of FDCA, which would run in parallel with the twelve years of data exclusivity of the reference product, if applicable.

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

The Centralized Procedure is compulsory for human medicines for the treatment of human immunodeficiency virus (HIV) or acquired immune deficiency syndrome (AIDS), cancer, diabetes, neurodegenerative diseases, auto-immune and other immune dysfunctions, and viral diseases; for veterinary medicines for use as growth or yield enhancers; for medicines derived from biotechnology processes, such as genetic engineering; for advanced-therapy medicines, such as gene-therapy, somatic cell-therapy or tissue-

engineered medicines; and for officially designated ‘orphan medicines’ (medicines used for rare human diseases). The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or for products which are in the interest of public health in the European Union. The National MA is for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. If the RMS proposes to authorize the product, and the other Member States do not raise objections, the product is granted a national MA in all the Member States where the authorization was sought. Before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

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

Clinical Studies

As is the case in the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. The Clinical Trials Directive 2001/20/EC, as amended (and which will be replaced in 2020 or later by Regulation (EU) No 536/2014) provides a system for the approval of clinical studies in the European Union via implementation through national legislation of the Member States. Under this system, approval must be obtained from the competent national authorities of the European Union Member States in which the clinical trial is to be conducted. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application, which must be supported by an investigational medicinal product dossier with supporting information prescribed by the Clinical Trials Directive and corresponding national laws of the Member States and further detailed in applicable guidance documents. A clinical trial may only be undertaken if provision has been made for insurance or indemnity to cover the liability of the investigator or sponsor. In certain countries, the sponsor of a clinical trial has a strict (faultless) liability for any (direct or indirect) damage suffered by trial subjects. The sponsor of a clinical trial, or its legal representative, must be based in the European Economic Area. European regulators and ethics committees also require the submission of adverse event reports during a study and a copy of the final study report.

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

The CHMP and other committees are also responsible for providing guidelines and have published numerous guidelines that may apply to our product candidates. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of drug products and may include, among other things, the preclinical studies required in specific cases; and the manufacturing and control information that should be submitted in a MAA; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain approval for any of our product candidates.

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

If the CHMP concludes that the quality, safety and efficacy of the product are sufficiently proven, it adopts a positive opinion. This is sent to the European Commission which drafts a decision within approximately 67 days following the CHMP opinion. After consulting with the Member States, the European Commission adopts a decision and grants a marketing authorization, which is valid for the whole of the European Economic Area, or EEA. The marketing authorization may be subject to certain conditions, which may include, without limitation, the performance of post-authorization safety and/or efficacy studies.

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

European Union legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No. 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of a complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, preclinical tests and clinical studies. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of 10 years of orphan market exclusivity. See also “—Orphan Drug Regulation” below. Depending upon the timing and duration of the European Union marketing authorization process, products may be eligible for up to five years’ supplementary protection certification, or SPC, pursuant to Regulation (EC) No. 469/2009. Such SPCs extend the rights under the basic patent for the drug.

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

Pricing and Reimbursement

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

Other US Healthcare Laws

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

We did not have any subsidiaries as of December 31, 2019.

D.	Property, plant and equipment

The Company’s capital expenditures were CHF 1.9 million in 2019 with CHF 1.5 million for lab equipment and leasehold improvements. These investments are to enhance our research facilities.

Facilities

We lease approximately 22,700 square feet of space at the Innovation Park of the EPFL (École Polytechnique Fédérale Lausanne), Switzerland as of December 31, 2019. This property serves as our corporate headquarters, our research facility and laboratories. We believe that using the EPFL facilities instead of building our own infrastructure helps us to maximize the value of our research and development capital and make efficient use of our funds as we continue to build and develop our pipeline. We believe that the space of our existing facilities is sufficient to meet our current needs.

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

Overview

To date, we have primarily financed our operations through the proceeds from our three follow on and initial public offerings, private placements of preferred securities and upfront and milestone payments from our collaboration partners. We have no products approved for commercialization and have never generated any revenues from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we or our collaboration partners complete pivotal clinical studies and have a product candidate approved for commercialization and we begin to generate revenue and royalties from product sales. Since our inception, we have received upfront and milestone payments from our collaboration partners and certain other revenue. However, we have also incurred significant operating losses. Although we earned net income of CHF 45.4 million for the fiscal year ended December 31, 2019, we have an accumulated losses balance of CHF 75.5 million as of December 31, 2019.

Strategic Collaborations and Licensing Agreements

Since our inception, we have entered into strategic collaboration agreements with a range of partners covering a number of our product candidates. We entered into a strategic collaboration with Genentech in November 2006 (as amended in March 2009, January 2013, May 2014 and May 2015) regarding the development, manufacture and commercialization of crenezumab, and we refer to this agreement as the 2006 Agreement. In June 2012, we entered into an additional strategic collaboration agreement with Genentech regarding the development, manufacture and commercialization of anti-Tau antibodies, and we refer to this agreement as the 2012 Agreement. We expect to capitalize on Genentech’s drug development and regulatory expertise and commercial capabilities to bring our partnered therapeutic products to market. In May 2014, we entered into a license and collaboration agreement with Life Molecular (formerly Piramal Imaging SA) covering Tau-PET Imaging tracer. In December 2014 (as amended in April 2016, July 2017, January 2019 and November 2019), we entered into a strategic collaboration agreement with Janssen regarding the development, manufacture and commercialization of ACI-35, an anti-Tau vaccine. We expect to capitalize on Janssen and Johnson & Johnson’s extensive regulatory expertise and experience in developing, manufacturing and, if approved, commercializing vaccines to bring ACI-35 to market.

We entered into a license agreement with Lilly to research and develop Tau Morphomer small molecules for the treatment of Alzheimer’s disease and other neurodegenerative diseases in December 2018 (as amended in September 2019 and March 2020). Under the terms of this agreement, we will conduct the development of Tau Morphomer small molecules through the completion of Phase 1, which began in Q3 2019. Lilly will fund and lead further clinical development and will retain global commercialization rights for all indications, including Alzheimer’s disease and other neurodegenerative diseases. The agreement became effective on January 23, 2019 when the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired.

Genentech

We have two partnership agreements with Genentech, a company with a reputation for scientific excellence and a history of bringing innovative protein therapeutics to market.

Anti-Abeta antibody in AD - 2006 agreement

We signed our first agreement with Genentech in November 2006 and amended the agreement in March 2009, January 2013, May 2014 and May 2015. This is an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal therapeutic antibody targeting misfolded Abeta. The agreement also provides for the development of a second therapeutic product for a non-Alzheimer’s disease indication based on the same intellectual property and anti-Abeta antibody compound. Genentech commenced Phase 3 clinical studies for crenezumab in Q1 2016 and Q1 2017.

Under the agreement with Genentech, we may become eligible to receive payments totaling up to approximately USD 340 (CHF 333) million, excluding royalties. The agreement includes upfront and milestone payments. In addition, we may receive royalties on sales. The structure of the collaboration agreement is as follows:

•	A right-of-use license;

•	Clinical milestone payments are payable upon commencement of each of Phase 1 and Phase 2 of clinical developments, and upon the earlier of Genentech’s decision to authorize Phase 3 or the commencement of Phase 3 of clinical developments. In addition, for a second indication, clinical milestone payments would be payable upon commencement of Phase 2 of clinical developments and upon the earlier of Genentech’s decision to authorize Phase 3 or the commencement of Phase 3 of clinical developments;

•	Regulatory milestone payments upon making regulatory filings in the U.S. and Europe, respectively, and milestone payments upon obtaining marketing approval in each of the U.S. and Europe. In addition, for a second indication, additional regulatory and approval milestones would be payable.

•	Royalties on sales with different royalty rates applicable in the U.S. and Europe. Royalty levels are tied to annual sales volumes. We may receive royalties on sales of crenezumab with the percentage rates ranging from net high single digits to the mid-teens.

To date, we have received total payments of USD 65 (CHF 70.1) million which comprise upfront and clinical milestone payments. We received a USD 25 (CHF 31.6) million upfront payment at the time of signing of the collaboration agreement and have since then obtained three milestone payments totaling USD 40 (CHF 38.2) million, including the Phase 3 milestone payment we received in July 2015.

Under the terms of the agreement, Genentech bears all the costs of developing crenezumab through the clinical phases. In addition, Genentech is responsible for the costs associated with seeking and obtaining regulatory and marketing approvals, manufacturing costs, sales and marketing costs. Intellectual property costs related to any crenezumab-related intellectual property filed solely by us and any costs associated with filing, maintaining and protecting intellectual property filed jointly we share with Genentech. The agreement will terminate by its terms on the date on which all obligations between the parties with respect to the payment of milestones or royalties for licensed products have passed or expired. Either party may terminate the agreement for any material breach by the other Party, provided a cure period of 90 days from the date that notice is given.

On January 30, 2019, we announced that Roche, the parent company of our collaboration partner, is discontinuing the CREAD and CREAD 2 (BN29552 and BN29553) Phase 3 studies of crenezumab, in people with prodromal to mild sporadic Alzheimer’s disease (AD). The Phase 2 development of crenezumab continues in a preventive trial of cognitively healthy individuals in Colombia with a risk of developing AD.

Anti-Tau antibody in AD – 2012 agreement

In June 2012, we entered into a second agreement with Genentech to commercialize anti-Tau antibodies for use as immunotherapeutics and diagnostics. The agreement was amended in December 2015. The value of this exclusive, worldwide alliance is potentially greater than CHF 400 million and includes upfront and milestone payments. In addition to milestones, we will be eligible to receive royalties on sales at percentage rates ranging from the mid-single digits to high single digits. The agreement also provides for collaboration on at least an additional therapeutic indication outside of Alzheimer’s disease built on the same anti-Tau antibody program, as well as an anti-Tau diagnostic product for Alzheimer’s disease.

To date, we have received payments totaling CHF 59 million. We received a CHF 17 million upfront payment associated with this agreement at the time of signing the collaboration agreement. Additionally, we received a CHF 14 million milestone payment received and recognized in Q4 2017 associated with the first patient dosing in a Phase 2 clinical trial for Alzheimer’s disease with an anti-Tau monoclonal body known as semorinemab, a CHF 14 million milestone payment recognized in Q2 2016 and received in July 2016, associated with the announcement of the commencement of the Phase 1 clinical study of semorinemab and a CHF 14 million milestone payment received in 2015 in connection with the ED-GO decision.

The structure of the collaboration agreement is as follows:

•	A right-of-use license;

•	Preclinical and clinical milestone payments upon selection of a lead candidate, commencement of each of Phase 1, 2 and 3 of clinical development. In addition, for a second indication, clinical milestone payments would be payable upon commencement of each of Phase 2 and 3 of clinical development;

•	Regulatory milestones payments upon making regulatory filings for marketing approvals in the U.S., Europe, and Japan, respectively. In addition, for a second indication, similar regulatory milestones would be payable;

•	Commercialization milestones payable upon making a first commercial sale in each of the U.S., Europe and Japan. For a second indication, commercialization milestones exist for each of the U.S., Europe and Japan which are triggered by the first commercial sale for the second indication in each of those jurisdictions; and

•	Royalties on sales with royalty rates differing based on the source of the intellectual property underlying the commercial product.

Under the terms of the agreement, Genentech bears all the costs of developing semorinemab through the clinical phases. In addition, Genentech is responsible for the costs associated with seeking and obtaining regulatory and marketing approvals, manufacturing costs, sales and marketing costs. Intellectual property costs related to any anti-Tau antibody-related intellectual property filed solely by us and any costs associated with filing, maintaining and protecting intellectual property filed jointly we share with Genentech. The agreement will terminate by its terms on the date on which all obligations between the parties with respect to the payment of milestones or royalties for licensed products have passed or expired. Either party may terminate the agreement for any material breach by the other Party, provided a cure period of 90 days from the date that notice is given.

Janssen Pharmaceuticals

Tau Vaccine in AD – 2014 agreement

In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc. (“Janssen”) one of the Janssen Pharmaceutical Companies of Johnson & Johnson, to develop and commercialize therapeutic anti-Tau vaccines for the treatment of AD and potentially other Tauopathies. The value of this partnership is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low-double digits to the mid-teens. In April 2016, July 2017, January 2019 and November 2019, the companies entered into the First, Second, Third and Fourth amendments, respectively. These amendments allow for the alignment of certain payment and activity provisions with the Development Plan and Research Plan activities. We and Janssen will co-develop second generation lead therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a completion. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b. From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the second generation vaccines.

The Company received a CHF 25.9 million upfront, non-refundable license fee, which we recognized as revenue in 2014. In May 2016, we received a CHF 4.9 million payment for reaching a clinical milestone in the Phase 1b study. As we met all performance obligations on reaching the milestone, we recognized this milestone as revenue.

The structure of the collaboration agreement is as follows:

•	A right-of-use license;

•	Clinical milestone payments upon completion of Phase 1b, commencement of the first Phase 2b or 2b/3 of clinical development, upon reaching enrollment thresholds in the first Phase 2b or Phase 2b part of the first Phase 2b/3, commencement of the first Phase 3 or phase 3 part of a Phase 2b/3 study. In addition, for a second indication, clinical milestone payments would be payable upon commencement of a Phase 3 clinical study, which would be payable concurrently with the first regulatory milestone, if Janssen were to file for regulatory approval based on Phase 2 clinical data;

•	Regulatory milestone payments upon making regulatory filings in the U.S., Europe, and Japan, respectively. In addition, for a second indication, similar regulatory milestones would be payable. For a second indication, additional regulatory milestone payments are payable by Janssen to us upon receipt of each of the regulatory approvals in the U.S., Europe and Japan;

•	Commercialization milestones payable upon making a first commercial sale in each of the U.S., Europe and Japan, and upon achieving certain commercial milestones; and

•	Royalties on sales with royalty rates differing based on the level of annual sales.

Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the first Phase 1b clinical study in 2016 by providing 90 days’ notice to us. If not otherwise terminated, the agreement shall continue until the expiration of all royalty obligations as outlined in the contract.

Life Molecular Imaging SA (formerly Piramal Imaging SA)

Tau-PET imaging agent in AD – 2014 agreement

In May 2014, we entered into an agreement, our first diagnostic partnership, with Life Molecular, the former Piramal Imaging SA. The partnership with Life Molecular is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein Positron Emission Tomography (PET) tracers supporting the early diagnosis and clinical management of AD and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 159 (CHF 175) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low double digits. Life Molecular may terminate the LCA at any time by providing three months’ notice to us.

The structure of the collaboration agreement is as follows:

•	A right-of-use license;

•	Clinical milestone payments upon the commencement of the Phase 1, Phase 2 and Phase 3 studies for generation of data intended to support a regulatory submission in the U.S. or European Union and acceptance of Regulatory filing (NDA) and Regulatory approval for Commercialization in the U.S. or European Union. We would be entitled to further clinical milestone payments for the commencement of Phase 2 and 3 for a second indication; and

•	Sales milestones tied to specific annual net sales amounts.

Eli Lilly and Company

Tau Morphomer Small Molecule – 2018 license agreement

In December 2018, we entered into a license agreement with Lilly to research and develop Tau Morphomer small molecules for the treatment of Alzheimer’s disease and other neurodegenerative diseases. Under the terms of the agreement, we will conduct the development of Tau Morphomer small molecules through the completion of Phase 1, which commenced in Q3 2019. Lilly will fund and lead further clinical development and will retain global commercialization rights for all indications, including Alzheimer’s disease and other neurodegenerative diseases.

Under the agreement, we may become eligible to receive payments totaling up to approximately CHF 1.9 billion, excluding royalties. The agreement includes an upfront payment as well as various conditional milestone payments. In addition, the Company will receive royalties on sales of licensed products. The agreement became effective on January 23, 2019 when the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired. On September 19, 2019, the Company and Lilly entered into an amendment to divide the first discretionary milestone payment under the agreement of CHF 60 million into two installments with the first CHF 30 million paid in Q3 2019 and the second CHF 30 million to be paid on or before March 31, 2020 unless Lilly earlier terminates the agreement. On March 20, 2020, the Company and Lilly entered into a second amendment to replace the second CHF 30 million to be paid on or before March 31, 2020 with two milestone payments, a CHF 10 million milestone payment to be paid on or before March 31, 2020 and a CHF 60 million milestone payment following the first patient dosed in a Phase 2 clinical study of a licensed product in the U.S. or European Union.

We received an initial upfront payment of CHF 80 million in February 2019. We used the residual approach to estimate the selling price for the right-of-use license and an expected cost plus margin approach for estimating the research and development activities. The right-of-use license was delivered on the effective date. The research and development activities are expected to be delivered over time as the services are performed. For these services, revenue will be recognized over time using the input method, based on costs incurred to perform the services, since the level of costs incurred over time is thought to best reflect the transfer of services to Lilly.

The structure of the collaboration agreement is as follows:

•	An exclusive license granted by us to Lilly under certain of our intellectual property to develop, manufacture and commercialize products containing Tau Morphomer small molecules for the treatment of Alzheimer’s disease and other neurodegenerative diseases throughout the world in any indication;

•	Clinical milestone payments CHF 30 million has been recognized and paid for the completion of Lilly Preclinical activities. Per the terms of the second amendment, the second CHF 30 million to be paid on or before March 31, 2020 has been replaced with two milestone payments, a CHF 10 million milestone payment to be paid on or before March 31, 2020 and a CHF 60 million milestone payment following the first patient dosed in a Phase 2 clinical study of a licensed product in the U.S. or European Union. The Company is additionally eligible for milestone payments after the first dosing of a patient in a Phase 3 clinical study of a licensed product in the U.S. or European Union;

•	Regulatory milestone payments within 60 days after obtaining regulatory approval for any licensed product in the first indication and any licensed product in certain additional indications in the U.S., Europe and Japan, respectively;

•	Commercialization milestones payable upon achieving certain commercial sales milestones; and

•	Royalties on sales with royalty rated differing based on the level of annual sales of licensed products.

The agreement will terminate by the date of expiration of the last royalty term for the last licensed product. However, under the terms of the agreement, Lilly may terminate the agreement at any time after March 31, 2020 by providing three months’ notice to us.

We and Lilly also entered into a convertible note agreement that became effective on January 23, 2019 for USD 50.0 (CHF 50.3) million from Lilly. On April 25, 2019, the Convertible Note Agreement with Lilly automatically converted in line with the terms of the agreement. As a result of this conversion, 3,615,328 of our common shares were issued to Lilly. This note is now fully settled and there is no further equity or cash consideration due to Lilly thereunder.

Michael J. Fox Foundation for Parkinson’s Research

On September 16, 2017, we formally signed a grant continuation with the Michael J. Fox Foundation for Parkinson’s disease research (“MJFF”). This grant provides funds for the development of PET tracers for pathological forms of the protein alpha-synuclein, to support the early diagnosis and clinical management of Parkinson’s disease. We have since received two additional grants. The first in November 2018 was to conduct a first-in-human (“FiH”) study in 2019. This grant aimed to facilitate the execution of a FiH study for a potential alpha-synuclein PET tracer (“PET tracer”) with the current lead compound. The second in August 2019 is a supplement for the further development of the PET tracer. The Company retains its intellectual property rights for these programs.

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

Contract revenue: The Company enters into licensing and collaboration agreements which are within the scope of IFRS 15, under which it licenses certain proprietary rights to its product candidates and intellectual property to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, upfront license fees; development, regulatory and/or commercial milestone payments; payments for research and clinical services the Company provides through either its full-time employees or third-party vendors; and royalties on net sales of licensed commercialized products depending on the Company’s intellectual property. Each of these payments results in license, collaboration and other revenues, which are classified as contract revenue on the statements of income/(loss), except for revenues from royalties on net sales of commercialized products depending on the Company’s intellectual property, which are classified as royalty revenues.

Licenses on intellectual property: If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are sold in conjunction with a related service, the Company uses judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If the performance obligation is settled over time, the Company determines the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

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

Accrued Research and Development Costs

We record accrued expenses for estimated costs of our research and development activities conducted by third party service providers, which include amongst others the conduct of preclinical studies and clinical studies and contract manufacturing activities. We record accrued expenses for estimated costs of our research and development activities based upon the estimated amount of services provided but not yet invoiced, and we include these costs in accrued expenses on the balance sheets and within research and development expenses in the statements of income/(loss). These costs are a significant component of our research and development expenses.

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

Share-Based Compensation

Options

The Company operates an equity-settled, share-based compensation plan. We account for awards of equity instruments issued to employees and directors under the fair value method of accounting and recognize such amounts in our statements of income/(loss). The total amount to be expensed over the vesting period is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of instruments that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the statements of income/(loss), and a corresponding adjustment to equity over the remaining vesting period.

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

Amendment of Plan A Stock Option Plan

In 2015 and 2017, we amended the Plan A stock option plan that we established in 2004. Two key amendments were made to the program: (i) the duration of the stock option plan was increased from 10.5 to 15.5 years and (ii) the split adjusted strike price of the option was reduced from CHF 0.93 to a split adjusted strike price of CHF 0.15. The lengthening of the plan’s term and lowering of the strike price was effected to bring the plan in line with our other plans, and resulted in a material increase in the value of the options to the option holders and required us to recognize the increase of the transfer in value on our accounts in the first half of 2015 and first half of 2017. The impact of the amendment of the Plan A stock option plan was immaterial in 2017. There are no further expenses that we need to recognize in the future associated with this plan.

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

Right-of-Use Assets and Lease Liabilities

Effective January 1, 2019, the Company adopted IFRS 16 Leases which provides a new model for lessee accounting in which all leases, other than short-term and low-value leases, are accounted for by the recognition on the balance sheet of a right-of-use asset and a lease liability, and the subsequent amortization of the right-of-use asset over the earlier of the end of the useful life or the lease term. The Company applied the modified retrospective approach, which requires the recognition of the cumulative effect of initially applying IFRS 16 as of January 1, 2019 to accumulated losses and not to restate prior years. Since the Company recognized the right-of-use assets at the amount equal to the lease liabilities there was no impact to accumulated losses. For a complete discussion of accounting, see Note 3 “Summary of significant accounting policies” of our financial statements.

Financial Operations Overview

Revenue

Given our stage of development, we have not generated any revenue from product sales. Our revenue to date has been derived primarily from separate license and collaboration agreements on some of our product candidates in various stages of preclinical and clinical development and a number of research grants we have secured.

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

Our revenues have experienced fluctuations over the past three years as a result of securing new collaboration agreements, the timing of milestone achievement and the size of each milestone payment. We expect that any revenue we generate from our collaboration agreements with each of Lilly, Genentech, Janssen and Life Molecular, research and development grants, and any other current or future collaboration partners will fluctuate from year to year as a result of the timing and amount of milestones and other payments.

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

Our investment in research and development activities, including the clinical development of our product candidates has historically been and is projected to be more than 75% of our total annual operating costs. Research and development expenses represent costs incurred to conduct research, such as the discovery and development of our product candidates, as well as development of new product candidates from our SupraAntigen and Morphomer platforms as well as the development of product candidates pursuant to our collaboration agreements with Lilly, Genentech, Janssen and Life Molecular. We recognize all research and development costs as they are incurred. Clinical study costs, contract manufacturing and other development costs incurred by third parties are expensed as the contracted work is performed. At present, our research activities comprise three major areas:

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

(iii) we will increase our research and development efforts on non-AD indications including NeuroOrphans and diagnostics; and

(iv) we will initiate a number of new research initiatives that are complementary to our existing and planned research initiatives.

We expect that our total future research and development costs will continue to increase over current levels in line with our three-pillar strategy that focuses on (i) Alzheimer’s disease, (ii) other significant neurodegenerative diseases and NeuroOrphan indications, and (iii) diagnostics for early detection and earlier treatment of these diseases.

General and Administrative Expenses

General and administrative expenses include personnel costs, expenses for outside professional services, and all other allocated expenses. Personnel costs consist of salaries, cash bonuses, benefits and share-based compensation. Outside professional services consist of legal, accounting and audit services, IT and other consulting fees. Allocated expenses consist of depreciation expense related to our office and research and development facility. We continue to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, and those of any national securities exchange on which our securities are traded (Nasdaq), additional insurance expenses, investor relations activities and other administrative and professional services.

Finance Result, net

Financial income and expenses include bank fees associated with charges levied by banks on foreign payments and foreign exchange transactions and remeasurement gains and losses which arise from our cash held in currency other than Swiss Francs, certain collaboration agreements such as the collaboration agreements with Genentech and Life Molecular being denominated in currencies other than Swiss Francs and selected purchases, which we effect in foreign currencies. Additionally, the Company recorded a gain on the conversion feature of the convertible loan due to Lilly.

Interest income consists of interest received from banks on our cash balances. Interest expense relates to interest paid to banks, effective interest recorded to amortize the host debt per the convertible loan due to Lilly, interest expense associate with lease liabilities and accrued interest for our financing obligation.

Taxation

AC Immune is subject to corporate Swiss federal, cantonal and communal taxation, respectively in Switzerland, Canton of Vaud, Commune of Ecublens, near Lausanne.

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2019, we had tax loss carryforwards totaling CHF 64.1 million. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full.

The effective corporate income tax rate (federal, cantonal and communal) where we are domiciled is currently 13.63% as from January 1, 2020 onwards.

As of January 1, 2020, the Company may request for 2020 a tax relief of 60%, which would be applied to income from patents and similar rights at communal and cantonal levels. Additionally, a so called super-deduction may be granted for payroll and other expenses of research and development of Swiss origins.

However, the above mentioned tax relief based on the patent box and deductions for research and development may not exceed 50% of the overall taxable profit before these tax relief and deductions.

Notwithstanding the corporate income tax, the corporate capital is taxed at a rate of 0.13% (cantonal and communal tax only, as there is no federal tax on capital). As of January 1, 2020 the capital attributable to patents and similar rights is taken into account with 50% relief in the capital tax calculation.

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

Comparison of the Years Ended December 31, 2019 and 2018

Revenue

The following table summarizes our revenues during the years ended December 31, 2019 and 2018:

	For the Years Ended December 31,
in CHF thousands	2019	2018	Change
Contract revenue	111,026	7,194	103,832
Total revenues	111,026	7,194	103,832

Our revenues experience fluctuations as a result of securing new collaboration agreements, the timing of milestone achievements and the size of each milestone payment. For the year ended December 31, 2019, the increase in collaboration revenues compared to the year ended December 31, 2018 was principally due to recognition of a CHF 73.1 million upfront payment for a right-of-use license fee and CHF 30.0 million for the first installment of the first milestone achieved with Lilly. Additionally, the Company recognized CHF 2.6 million for research and development activities associated with our agreement to research and develop tau morphomer molecules for the potential treatment of Alzheimer's disease (AD) and other neurodegenerative diseases. There were no comparable revenues in 2018, with revenues in the prior year primarily comprised of revenues associated with our collaboration agreements with Janssen and Biogen. As the Biogen agreement ended in April 2019, the Company recognized CHF 3.0 million fewer revenue in 2019 compared to 2018 for this collaboration.

Research and Development Expenses

Research and development activities are essential to our business and represent the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Our collaboration arrangements share costs for the development of our product candidates differently. We have completed our research and development spending in both of our Genentech collaborations. Janssen will be responsible for the full development cost from the completion of the first Phase 2 or first Phase 3 clinical trial. In addition to these arrangements, we expect that our total future research and development costs will continue to increase over current levels in line with our three-pillar strategy that focuses on Alzheimer`s disease, NeuroOrphan indications and diagnostics.

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

The following table summarizes our research and development expenses during the years ended December 31, 2019 and 2018:

Detailed Research and Development Expenditures by Major Development Category

	For the Years Ended December 31,
in CHF thousands	2019	2018	Change
Alzheimer’s disease	21,108	21,452	(344)
Non-Alzheimer’s diseases	8,644	6,874	1,770
Diagnostics	1,946	2,350	(404)
New discovery programs	942	243	699
Total Programs	32,640	30,919	1,721
R&D Expenses not allocated to specific programs	17,792	13,358	4,434
Total	50,432	44,277	6,155

R&D expenses in AD decreased by CHF 0.3 million in 2019 and were driven by a CHF 0.3 million decrease for ACI-35 due to the completion of certain toxicology and manufacturing work in the prior year as well as a CHF 0.3 million decrease for ACI-24 AD related to higher costs for the initiation of the Phase 2 study in the prior period. These decreases were partially offset by a CHF 0.3 million increase in spending on our Tau Morphomer program. In non-AD, the Company increased investment by CHF 1.8 million. Notably, we invested an incremental CHF 0.7 million for increased manufacturing activities and preparation of the Phase 2 study and other clinical analytical activities for ACI-24 for DS. The Company invested CHF 0.5 million more for our TDP-43 antibody related to research activities in collaboration with the University of Pennsylvania. Finally, we incurred a CHF 0.9 million increase associated with higher research, pre-clinical and manufacturing costs for the lead alpha-synuclein antibody. Diagnostic investments decreased CHF 0.4 million compared to 2018. New discovery programs increased CHF 0.7 million and was driven largely by a CHF 0.6 million increase related to investments made for our inflammasome project for enhanced preclinical research.

R&D Expenses not allocated to specific programs increased CHF 4.4 million predominantly driven by a CHF 1.6 million increase in salaries and related costs with the increase of 16 full time equivalents, CHF 0.5 million in depreciation expense and CHF 0.3 million in regulatory and quality assurance costs.

	For the Years Ended December 31,
in CHF thousands	2019	2018	Change
Operating expenses (1)	37,465	32,921	4,544
Salaries and related costs (2)	12,967	11,356	1,611
Total research and development expenses	50,432	44,277	6,155

_______________

(1)	Includes depreciation expense
(2)	Includes share-based compensation

Our research and development expenses increased to CHF 50.4 million for the year ended December 31, 2019, from CHF 44.3 million, an increase of CHF 6.2 million, as compared to year ended December 31, 2018 as discussed in the Major Development Category comparison above.

Our salaries and costs related to our research and development activities rose by CHF 1.6 million to CHF 13.0 million for the year ended December 31, 2019 from CHF 11.4 million for the year ended December 31, 2018 primarily due to the hiring of almost 16 full time equivalent employees as discussed above.

General and Administrative Expenses

The following table summarizes our general and administrative expenses during the years ended December 31, 2019 and 2018:

	For the Years Ended December 31,
in CHF thousands	2019	2018	Change
Operating expenses (1)	6,637	4,903	1,734
Salaries and related costs (2)	9,421	7,564	1,857
Total general and administrative expenses	16,058	12,467	3,591

_______________

(1)	Includes depreciation expense
(2)	Includes share-based compensation

For the year ended December 31, 2019 our general and administrative expenses totaled CHF 16.1 million, up by CHF 3.6 million from CHF 12.5 million we incurred during the year ended December 31, 2018. The increase is due to a CHF 1.9 million increase in salary and benefit related costs due to the hiring of seven additional full time equivalent employees and higher stock based compensation expense of CHF 0.4 million related predominantly to an increase of stock options issued to executive officers and directors.

Operating expenses were CHF 1.7 million higher driven by increased expenditure in line with the growth of the Company in 2019. IT support expenditures increased CHF 0.9 million as part of the Company’s expansion of IT infrastructure and CHF 0.4 million increase for investor relations offset by a CHF 0.4 million decrease in professional services.

Finance Result, Net

The following table summarizes our financial income and expenses during the years ended December 31, 2019 and 2018:

	For the Years Ended December 31,
in CHF thousands	2019	2018	Change
Interest income/(expense), net	(1,590)	(269)	(1,321)
Change in fair value of conversion feature	4,542	—	4,542
Foreign currency remeasurement gain/(loss), net	(2,013)	(1,194)	(819)
Other finance income/(expense)	(33)	62	(95)
Finance result, net	906	(1,401)	2,307

Net finance result was a gain of CHF 0.9 million for the year ended December 31, 2019, an increase of CHF 2.3 million from a loss of CHF 1.4 million for the year ended December 31, 2018. The CHF 4.5 million gain on the conversion feature related to the Company’s convertible loan due to Lilly. This gain was mainly related to the change in value of the shares between the share price determined in the convertible loan and the share price at the date of the conversion. Additionally, the Company incurred CHF 1.6 million in net interest expense of which CHF 1.4 million was effective interest recorded to amortize the host debt per the convertible loan due to Lilly. Finally, the Company incurred a CHF 1.2 million remeasurement loss related to the settlement of the convertible loan and an additional CHF 0.8 million foreign currency loss related to currency remeasurements.

B.	Liquidity and capital resources

Cash Flows

Comparison of the Years Ended December 31, 2019 and 2018

The following table summarizes our cash flows for the years ended December 31, 2019 and 2018:

	For the Years Ended December 31,
in CHF thousands	2019	2018	Change
Net cash provided by (used in):
Operating activities	55,220	(44,078)	99,298
Investing activities	(66,885)	(32,036)	(34,849)
Financing activities	49,616	109,378	(59,762)
Net change in cash and cash equivalents	37,951	33,264	4,687

Operating activities

Net cash provided by operating activities was CHF 55.2 million for the year ended December 31, 2019 compared with net cash used in operating activities of CHF 44.1 million for the year ended December 31, 2018. The change in cash provided by operating activities for the year ended December 31, 2019 was due to the Company’s reporting net income of CHF 45.4 million for the year ended December 31, 2019 compared with a net loss of CHF 50.9 million for the same period in 2018 driven by (i) an increase of CHF 103.8 million in revenues principally due to recognition of a CHF 73.1 million upfront payment for a right-of-use license fee, CHF 2.6 million for research and development activities and a CHF 30 million payment for the first installment of the first milestone associated with our agreement with Lilly and (ii) offset by the increase in research and development costs in the year ended December 31, 2019.

Investing activities

Net cash used in investing activities rose to CHF 66.9 million for the year ended December 31, 2019 compared with net cash used in investing activities of CHF 32.0 million for the year ended December 31, 2018 due to a CHF 35.0 million increase in investment in fixed-term deposits with maturities of six to 12 months as well.

Financing activities

Net cash provided by financing activities was CHF 49.6 million for the year ended December 31, 2019 compared with net cash provided by financing activities of CHF 109.4 million for the year ended December 31, 2018. The decrease of CHF 59.8 million is predominantly related to CHF 109.5 million received from three follow-on offerings completed in July 2018. This decrease is offset by CHF 50.3 million received from Lilly for a convertible loan offset by CHF 0.5 million for transaction costs associated with loan settlement.

Operating capital requirements and plan of operations

We do not expect to generate revenues from royalties based on product sales unless and until our partners obtain regulatory approval of, and successfully commercialize, our current or any future product candidates. As of December 31, 2019, we had cash and cash equivalents of CHF 193.6 million and short-term financial assets of CHF 95.0 million, resulting in CHF 288.6 million of liquidity. The increase relative to December 31, 2018 is due to the receipt of a CHF 80 million upfront payment from Lilly, a CHF 30 million for the first milestone payment from Lilly as well as USD 50 (CHF 50.3) million in consideration for the convertible note agreement. These increases in cash receipts were offset by an increase in research and development spending on our major discovery, research and development programs and the strengthening of the Company’s infrastructure, systems and organization. There can be no certainty as to the exact timing, or in fact, whether any future milestone payments will ever be made given that these milestone payments are contingent on clear milestones being reached. Accordingly, assuming we do not receive potential milestone payments and based upon our currently contemplated research and development strategy, we believe that our existing capital resources will be sufficient to meet our projected operating requirements through the Q1 2024.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We expect to incur additional costs associated with operating a public company and we anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including but not limited to the following:

•	The scope, rate of progress, results and cost of our pre-clinical and clinical studies and other related activities, according to our long-term strategic plan;

•	The cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any other products we may develop;

•	The cost, timing and outcomes of regulatory approvals;

•	The costs and timing of establishing sales, marketing and distribution capabilities;

•	The terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;

•	The emergence of competing technologies or other adverse market developments; and

•	The potential cost and timing of managing, protecting, defending and enforcing our portfolio of intellectual property.

Comparison of the Years Ended December 31, 2018 and 2017

For a discussion of the financial results and condition for the fiscal year ended December 31, 2017, please refer to Item 5. Operating and Financial Review and Prospects—A. Operating Results-Comparison of the Years Ended December 31, 2018 and 2017 of our annual report on Form 20-F for the year ended December 31, 2018 filed on March 21, 2019, from pages 108 to 110.

C.	Research and development, patents and licenses, etc.

See “Item 4. Information on the Company – B. Business Overview” and Item 5. Operating and Financial Review and Prospects –A. Operating Results – Results of Operations.”

D.	Trend information

See “Item 5. Operating and Financial Review and Prospects.”

E.	Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements or commitments.

F.	Tabular disclosure of contractual obligations

We have been a tenant at our current location in the EPFL Innovation Park since shortly after our inception in 2003. We have entered into long-term rental lease agreements with respect to these facilities. However, our lease agreements are structured such that we can exit these lease agreements without penalty provided we give the owner of our premises sufficient notice. We have capitalized a portion of our lease liabilities in accordance with IFRS 16. See Note 5 “Right-of-use assets and lease liabilities.”

The following table presents information relating to our contractual obligations that are committed as of December 31, 2019:

	Payments Due by Period
(in CHF thousands)	Less Than 1 Year	Between 1-3 Years	Between 3-5 years	More than 5 years	Total
Leases	778	970	948	—	2,696
Purchase obligations (including research and development)	19,614	12,993	4,816	2,193	39,616
Financing obligation	652	—	—	—	652
Total	21,044	13,963	5,764	2,193	42,964

G.	Safe harbor

See “Forward-Looking Statements.”

H.	Non-IFRS Financial Measures

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

We believe that these measures assist our shareholders because they enhance comparability of our results each period and provide more useful insight into operational results for the period. The Company’s executive management uses these non-IFRS measures to evaluate our operational performance. These non-IFRS financial measures are not meant to be considered alone or as substitutes for our IFRS financial measures and should be read in conjunction with AC Immune’s financial statements prepared in accordance with IFRS. The most directly comparable IFRS measure to these non-IFRS measures is net income/(loss). The following table reconciles net income/(loss) to adjusted income/(loss) and adjusted earnings/(loss) per share for the periods presented:

Reconciliation of Income/(Loss) to Adjusted Income/(Loss) and
Earnings/(Loss) Per Share to Adjusted Earnings/(Loss) Per Share

	For the Years Ended December 31,
in CHF thousands except for share and per share data	2019	2018	2017
Income/(Loss)	45,442	(50,951)	(26,411)
Adjustments:
Non-cash share-based payments (a)	2,834	2,518	1,579
Foreign currency (gains)/losses (b)	826	1,179	4,168
Effective interest expense (c)	1,355	—	—
Change in fair value of conversion feature (d)	(4,542)	—	—
Adjusted Income/(Loss)	45,915	(47,254)	(20,664)

Earnings/(Loss) per share – basic	0.64	(0.82)	(0.46)
Earnings/(Loss) per share – diluted	0.64	(0.82)	(0.46)
Adjustment to earnings/(loss) per share – basic	0.01	0.06	0.10
Adjustment to earnings/(loss) per share – diluted	0.00	0.06	0.10
Adjusted earnings/(loss) per share – basic	0.65	(0.76)	(0.36)
Adjusted earnings/(loss) per share – diluted	0.64	(0.76)	(0.36)
Weighted-average number of shares used to compute Adjusted Loss per share – basic	70,603,611	61,838,228	57,084,295
Weighted-average number of shares used to compute Adjusted Loss per share – diluted	71,103,341	61,838,228	57,084,295

_______________

(a)	Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.

(b)	Reflects foreign currency remeasurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the U.S. Dollar and the Swiss Franc.

(c)	Effective interest expense for the period relates to the accretion of the Company’s convertible loan in accordance with the effective interest method.

(d)	Change in fair value of conversion feature that is bifurcated from the convertible loan host debt with Lilly.

Adjustments for the years ended December 31, 2019, 2018 and 2017, were CHF 0.4 million in net gains, CHF 3.7 million in net losses and CHF 5.7 million in net losses, respectively. The Company recorded CHF 2.8 million, CHF 2.5 million and CHF 1.6 million for the years ended December 31, 2019, 2018 and 2017, respectively, for share-based compensation expenses. There were foreign currency remeasurement losses of CHF 0.8 million, CHF 1.2 million, CHF 4.2 million for the years ended December 31, 2019, 2018 and 2017, respectively, predominantly related to the cash balance of the Company as a result of fluctuations of the U.S. Dollar against the Swiss Franc. Related to the Company’s convertible note settled with Lilly in 2019, we recorded CHF 1.4 million for amortization of effective interest for the year ended December 31, 2019 and recognized a CHF 4.5 million gain for the change in fair value of the liability related to the conversion feature in 2019. There were no comparable expenses and gains in 2018 nor 2017, respectively.

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

Executive Officers, Other Key Employees and Board of Directors

The following table presents information about our executive officers, other key employees and, directors and director nominees, including their ages, as of March 1, 2020. The term of each of our directors is one year and, accordingly, will expire at our 2020 annual shareholder meeting to be held in June 2020.

Name	Position	Age	Initial Year of Appointment
Executive Officers
Andrea Pfeifer, Ph.D.	Chief Executive Officer and Director	62	2003
Joerg Hornstein	Chief Financial Officer	42	2017
Jean-Fabien Monin	Chief Administrative Officer	49	2009
Marie Kosco-Vilbois, Ph.D.	Chief Scientific Officer	62	2019
Piergiorgio Donati	Chief Technical Operations Officer	49	2019

Other Key Employees
Julien Rongère, Ph.D.	VP Regulatory Affairs and Quality Assurance	42	2017
Alexandre Caratsch	General Counsel	54	2018
Olivier Sol, M.D.	Medical Director	53	2016
Bojana Portmann, Ph.D.	AVP IP and Business Development	40	2011
Julian Gray, M.D., Ph.D.	Clinical Advisor	62	2007

Non-Executive Directors
Douglas Williams, Ph.D.	Chairman and Director	61	2018
Martin Velasco	Vice-Chairman and Director	65	2003
Friedrich von Bohlen und Halbach, Ph.D.	Director	57	2015
Peter Bollmann, Ph.D.	Director	66	2015
Thomas Graney	Director	55	2016
Werner Lanthaler, Ph.D.	Director	51	2018
Roy Twyman, M.D.	Director	63	2019

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

Marie Kosco-Vilbois, Ph.D., Chief Scientific Officer: A US citizen, Dr. Kosco-Vilbois has extensive experience in the biopharmaceutical industry and served as Chief Scientific Officer of Novimmune since 2005. Prior to joining Novimmune in 2002, Dr. Kosco-Vilbois was Head of Immunology and Preclinical Pharmacology at the Serono Pharmaceutical Research Institute, a Senior Scientist and then Head of Immunology at the Glaxo Wellcome Research Institute in Geneva and a Scientific Member of the Basel Institute for Immunology. During her career, she has taken numerous Biologicals from discovery into preclinical studies and clinical development, most notably filing market applications of a Biological for an Orphan indication. Dr. Kosco-Vilbois gained her Bachelor's Degree in Biology from Rutgers University, New Jersey, US, and a PhD in Anatomy and Immunology from the Medical College of Virginia/Virginia Commonwealth University School of Medicine, US.

Piergiorgio Donati, Chief Technical Operations Officer: Mr. Donati joined AC Immune in June 2018 as Director, Global Program Management, having previously worked for AC Immune from 2011-2015 as Head of Manufacturing and Project Management. Between 2015 and 2018, Mr. Donati was Head of CMC program development at Glenmark Pharmaceuticals and Biotech CMC Lead at Merck KGaA. Prior to 2011, he held R&D positions at Abiogen, Merck Group and Serono. Mr. Donati holds a degree in Analytical Chemistry from the Technical Institute G.L. Bernini.

Other Key Employees

Julien Rongère, Ph.D., VP Regulatory Affairs and Quality Assurance: Dr. Rongère joined AC Immune in July 2017 as Head of European Regulatory Affairs and Quality Assurance. Prior to AC Immune, Dr. Rongère held positions of increasing responsibility at Celgene in Switzerland. Most recently, he served as Director, Regulatory Affairs, leading the development of regulatory strategies for small molecules and CAR-T cell therapies and contributed to the development and approval of Revlimid in Multiple Myeloma and Mantle Cell Lymphoma. Prior to Celgene, he served as a Regulatory Expert at Apoxis, S.A. in Switzerland. During his career, Dr. Rongère gained specific expertise in the development of regulatory strategies for taking products from Phase 1 through to commercialization in the field of hematology/oncology and immunology/inflammation, including fast to market approaches, orphan drugs and pediatric development. Dr. Rongère gained his Masters Degree in Medical Genetics from the University of Aberdeen, UK, and holds a Ph.D. in Molecular Biology from the University of Lausanne, Switzerland.

Alexandre Caratsch, General Counsel: Alexandre Caratsch is a Swiss qualified attorney with 30 years’ experience in private practice, multinational companies and in ventures. He initially worked as an in-house lawyer for E&Y and the SGS Group before specializing in healthcare, holding senior legal positions at Novartis and Medtronic. Before joining AC Immune, he led the Corporate Legal Affairs and Intellectual Property group for Medtronic’s EMEA region. Mr. Caratsch has also co-founded two start-up companies in the field of IT and medical technology, respectively, and has supported other start-up companies with strategic, transactional and general counsel. Mr. Caratsch holds a Master’s in Law from the University of Neuchâtel, Switzerland and is admitted to the Bar of Geneva, Switzerland.

Oliver Sol, M.D., Medical Director: Prior to joining AC Immune, Dr. Olivier Sol was Clinical Director of Exonhit (Paris) and thereafter Medical & Regulatory Affairs Director for Diaxonhit, where he was responsible for the development and medical validation of in-vitro diagnostic products in cancer, infectious diseases and Alzheimer's disease. Dr. Sol spent his over 20-year career as a Medical Expert in several therapeutic areas with a strong focus on central nervous system diseases, within pharmaceutical companies as Janssen, UCB-Pharma, GlaxoSmithKline and Sanofi. He contributed to the clinical development of currently marketed drugs in epilepsy (topiramate and levetiracetam) and galantamine in Alzheimer’s. He has also gained significant experience in the field of biological biomarkers. Dr. Sol holds an M.D. from the Paris-Sud University (Paris-Saclay) with a specialization in Medical Biology.

Bojana Portmann, Ph.D., AVP IP and Business Development: Dr. Portmann joined AC Immune in 2011 as Intellectual Property Manager and has held multiple roles within the IP department with increasing responsibility over the past years, during which her work was mainly focused on creating and strengthening patent portfolio for biologicals, small molecules and liposomal technology. Dr. Portmann holds a Ph.D. degree from the EPFL University in Switzerland, and a LL.M. degree, Master of Intellectual Property Law and Management (MIPLM), from the CEIPI in France. She also received a M.Sc. (Dipl. Ing.) degree in Polymer and Chemical Engineering from the University of Belgrade in Serbia.

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

Non-Executive Directors

Douglas Williams, Ph.D., Chairman and Director: Dr. Douglas E. Williams is currently the President, CEO and member of the Board of Directors of Codiak BioSciences. He was previously Biogen’s Executive Vice President, Research and Development, serving in this role from January 2011 to July 2015. He joined Biogen from ZymoGenetics, where he was most recently CEO and member of the Board of Directors. Previously, he held leadership positions within the biotechnology industry, including Chief Scientific Officer and Executive Vice President of Research and Development at Seattle Genetics, and Senior Vice President and Washington Site Leader at Amgen. Dr. Williams served in a series of scientific and senior leadership positions over a decade at Immunex, including Executive Vice President and Chief Technology Officer and a member of the Board of Directors. During his more than thirty year career in the biotechnology industry he has played a role in the development of several novel drugs including Enbrel, Tecfidera, and Spinraza. He has served on the board of numerous biotechnology companies and is currently a member of the Board of Directors of Ovid Therapeutics, and AC Immune.

Martin Velasco, Vice-Chairman and Director: Mr. Velasco has served on our board of directors since December 2003. Martin Velasco is an entrepreneur and Business Angel with extensive experience in the IT, medical and biotech areas. He serves on the board of directors or advisory board of several other high-tech companies including: as Founder, Chairman and Chief Executive Officer of Anecova, an assisted reproductive technology (ART) company and World Economic Forum Technology Pioneer 2008 as Chairman of the Supervisory Board of Cocomore, a digital communications agency and IT services firm and as a Board Member of Aridhia, a Health Informatics company. Martin is also the Founder of Infantia Foundation, a philanthropic organization aiding children in the developing world. He is an Ambassador of BlueOrchard, the leading private microfinance investment advisory company and a member of the Strategic Advisory Board of the EPFL.

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

Werner Lanthaler, Ph.D., Director: Dr. Werner Lanthaler is the CEO of Evotec AG, a drug discovery alliance and development partnership company focused on rapidly progressing innovative product approaches with leading pharmaceutical and biotechnology companies, academics, patient advocacy groups and venture capitalists. Since joining Evotec in 2009, Dr. Lanthaler has focused the company on collaborating with biotech and pharma companies and academia - supporting biotech innovation. He previously served as Chief Financial Officer at Intercell AG where he played a key role in many of the company's major milestones. During his tenure, Intercell undertook an Initial Public Offering and developed from a venture-backed biotechnology company into a global vaccine player. Dr. Lanthaler has also served as Director of the Federation of Austrian Industry, and from 1995 to 1998 was a Senior Management Consultant at McKinsey & Company. Dr. Lanthaler is a Non-Executive Member of the Board of Directors of arGEN-X and is a member of the Supervisory Board of Topas Therapeutics GmbH. He holds a Doctorate in Economics from Vienna University, a Master's degree in Business Administration from Harvard University, and a degree in Psychology.

Roy Twyman, M.D., Director: Dr. Twyman is a neurologist and currently CEO and founder of Amron Neuroscience, LLC, a private consulting company focused on neuroscience drug development. Prior to this, Dr. Twyman spent almost 20 years at Janssen Research & Development, LLC (a Johnson & Johnson company) and was a member of the Neuroscience Therapeutic Area Leadership team responsible for clinical R&D and strategic planning of CNS neurology and psychiatry pipeline products. From 2012 to March 2018, he was a Senior Vice President in the Neuroscience Therapeutic Area overseeing the Alzheimer’s Disease Area. He currently participates as an independent board member or as a scientific advisory board member for a number of small biotech or pharmaceutical companies.

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2019, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was CHF 6.2 million.

During the year ended December 31, 2019, the total fair value of stock options and non-vested share awards (restricted shares and restricted share units) granted to directors and executive officers was CHF 2.4 million.

The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors and executive officers amounted to a total of CHF 215 thousand in the year ended December 31, 2019.

We incorporate by reference into this Annual Report the information in “Item 1.C—2019 Board Compensation” and “Item 2.C—2019 Executive Compensation” of Exhibit 99.3 to our report on Form 6-K filed with the SEC on March 30, 2020.

Equity Incentive Plans

In 2016, we ceased issuing new grants under our existing equity incentive plans, which we refer to as the Prior Plans, and adopted a new omnibus equity incentive plan under which we have the discretion to grant a broad range of equity-based awards to eligible participants.

Prior Plans: A and C1

Since our inception in 2003, we have had four separate Prior Plans under which stock options were granted (Prior Plans B and C2 have terminated): Plan A, which was established in 2004 and amended in June 2015 and June 2017 and Plan C1, which was established in 2006. Options granted under the C1 Plan from 2013 through the adoption of current 2016 Stock Option and Incentive Plan were taxed upon exercise instead of at grant due to a change in taxation rules.

Furthermore, pursuant to a board resolution on October 13, 2015 all options which were granted to directors and executive officers in connection with our IPO were accelerated upon consummation of the IPO. This resulted in the acceleration of a total of 76,000 unvested options.

Plan Administration. Under each of the Prior Plans (A and C1), an option, which can only be granted with the approval of our board of directors, is evidenced by an option agreement signed by the participant to indicate his or her acceptance of the option and is subject to the terms and conditions of the applicable Prior Plan.

Eligibility. Under Plans A and C1, options were granted to our directors, employees, advisors and agents. Under Plan C2, options were granted only to selected members of our board of directors.

Option Exercise Price. With the exception of Plan A, the exercise price of all options issued under the Prior Plans is CHF 0.15. The original exercise price for options issued under Plan A was CHF 0.93. However, this exercise price was amended in June 2015 with the approval of our board of directors to be CHF 0.15. As a result, as of December 31, 2019, all options outstanding under our Prior Plans have an exercise price of CHF 0.15.

Vesting Period. The vesting periods of options issued under our Prior Plans vary. The options granted under Plan A vested immediately but were subject to a four year lockup period. Under Plan C1, the vesting period for options was four years with 25% of the options vesting each year.

Expiration Period. The expiry dates for each plan are as follows:

Plan A: 15.5 years (amended from 10.5 years)

Plan C1: 10 years

Amendment. Our board of directors has the authority to amend each of the Prior Plans.

2016 Stock Option and Incentive Plan

At the November 15, 2016 AGM of the Company, our board of directors approved the 2016 Stock Option and Incentive Plan (as amended and restated the “2016 Plan”). The maximum number of shares available for issuance under the 2016 Plan is 3,523,000 common shares. The shares available for issuance under the Plan were initially registered with the SEC on a Form S-8 on March 8, 2017, and additional shares were registered on a Form S-8 on August 5, 2019. As of December 31, 2019, there were a total of 602,218 shares underlying options that were exercisable and 1,981,629 shares underlying outstanding options, restricted share awards and restricted share units issued from both our Prior Plans and the 2016 Plan.

Plan Administration. The 2016 Plan is administered by either our board of directors or the compensation committee, or a similar committee performing the functions of the compensation committee. Approval of the plan administrator is required for all grants of awards under the 2016 Plan, but the administer may delegate to our Chief Executive Officer the authority to grant awards, subject to certain limitations set forth on the plan.

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

Amendment and Restatement to the 2016 Stock Option and Incentive Plan

In June 2019, the Board authorized, and the shareholders approved, an increase in the maximum number of shares reserved for issuance under the 2016 Plan. In October 2019, the Board authorized a second amendment and restatement to the 2016 Plan. These amendments were made to align certain elements with Swiss statutory requirements and had no financial impact for the Company in 2019.

Equity Compensation

For the fiscal year ended December 31, 2019, we have granted our directors and executive officers, in the aggregate, options for the right to acquire 636,700 shares at an exercise price of USD 5.39 per share, that vest over a four year period with vesting to occur quarterly. The Company did not grant restricted share units to its directors and executive officers in 2019. Previous restricted share units granted to directors vest over a one-year period. Restricted share units granted to executives have a four year vesting life with vesting to occur quarterly. Please see “Note 17. Share-based compensation” for further detail.

C.	Board practices

Board Composition of Directors

Our board of directors is composed of eight directors. Each director is elected for a one-year term. The current members of our board of directors were appointed at a shareholders’ meeting held on June 28, 2019 to serve until the 2020 shareholders’ meeting to be held in June 2020.

We are a foreign private issuer. As a result, in accordance with the Nasdaq stock exchange listing requirements, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the stock exchange corporate governance requirements. For an overview of our corporate governance principles, see “Item 16G. Corporate governance.”

Board Meetings

Our Board of Directors held five physical meetings in 2019 and several additional meetings by conference call. The Board discussed and analyzed the scientific, business, financial and organizational risks of the Company based on the external factors and internal changes impacting the risks for the Company in the future.

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except to the extent that our audit and finance committee is required to comply with independence requirements, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of Nasdaq (which we are not subject to) and taking into account any applicable committee independence standards, Douglas Williams, Martin Velasco, Friedrich von Bohlen Und Halbach, Peter Bollmann, Thomas Graney, Werner Lanthaler and Roy Twyman are “independent directors.” In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities, if any.

Committees of the Board of Directors

Our board of directors established two separate committees: an audit and finance committee and a compensation, nomination and governance committee.

Audit and Finance Committee

The audit and finance committee, which consists of Peter Bollmann (Chair), Thomas Graney, Werner Lanthaler and Martin Velasco, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit and finance committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit and finance committee consists exclusively of members of our board who are financially literate, and Peter Bollmann, Thomas Graney, Werner Lanthaler and Martin Velasco are considered to be “audit committee financial experts” as defined by the SEC. Our board of directors has determined that Peter Bollmann, Thomas Graney, Werner Lanthaler and Martin Velasco satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The audit and finance committee is governed by a charter that complies with Nasdaq rules. The audit and finance committee has the responsibility to, among other things:

•	review and assess the qualifications, independence, performance and effectiveness of the independent auditor;

•	review the scope of the prospective audit by the independent auditor, the estimated fees, and any other matters pertaining to the audit;

•	approve any audit and non-audit services proposed to be provided by the independent auditor to ensure independent auditor independence;

•	review and assess the independent auditor’s report, management letters and take notice of all comments of the independent auditor on accounting procedures and systems of control, and review the independent auditor’s reports with management;

•	be responsible for the resolution of disagreements between the management and the independent auditor;

•	review and evaluate the lead audit partner of the independent audit team and confirm and evaluate their rotation;

•	review, discuss with the chief financial officer and the independent auditor and approve (i) the annual and quarterly financial statements, (ii) reports intended for publication and (iii) any other financial statements intended for publication to consider significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles;

•	review with the management, personnel responsible for the design and implementation of the internal audit function and the independent auditor in separate meetings any analysis or other written communication prepared by the management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including critical accounting policies, the effect of regulatory and accounting initiatives, as well as off-balance sheet transactions and structures on our financial statements;

•	review in cooperation with the independent auditor and the management whether the accounting principles applied are appropriate in view of our size and complexity;

•	periodically review our policies and procedures for risk management and assess the effectiveness thereof including discussing with management our major financial risk exposures and the steps that have been taken to monitor and control such exposures;

•	discuss with management and external advisors any legal matters that may have a material impact on our financial statements and any material reports or inquiries from regulatory or governmental agencies which could materially impact our contingent liabilities and risks;

•	review our disclosure controls and procedures and internal control over financial reporting which shall include significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting;

•	establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	review and approve or ratify any related person transaction in accordance with our related person transaction policy.

The audit and finance committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.

Compensation, Nomination and Governance Committee

The compensation, nomination and governance committee, consists of Douglass Williams (Chair), Martin Velasco and Thomas Graney.

The compensation, nomination and governance committee is governed by a charter that complies with Nasdaq rules. The compensation, nomination and governance committee has the responsibility to, among other things:

•	recommend to the board the guidelines for the overall compensation and equity awards for the board of directors and our executive officers along with the rationale for such recommendations;

•	recommend to the board the compensation of executive officers;

•	propose the maximum total compensation of the board of directors and executive officers for approval at the annual general meeting;

•	periodically review policies and principles for the Company’s corporate governance;

•	establish the process for assessment of the performance of members of the board, its committees and individual members;

•	prepare and reviews the Company’s succession plan for members of the board and the executive committee;

•	periodically review the Company’s code of conduct and recommends changes as needed;

•	recommend for presentation to our shareholders the compensation report for shareholder vote; and

•	define guidelines for the selection of candidates for election or re-election as members of the board and our executive officers.

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

As of December 31, 2019, we employed 132 employees, 17 of whom were part-time employees. 64 of our employees hold Ph.D. degrees and 61 hold M.Sc. degrees. Our 132 employees are from more than 20 countries. The average number of employees (calculated on full time equivalents) in 2019 was 115. As of December 31, 2018 and 2017 we had 104 and 86 employees, respectively. We have never had a work stoppage, and none of our employees are represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

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

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 1, 2020 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentage of outstanding common shares is computed on the basis of 71,859,431 common shares outstanding as of March 1, 2020. Common shares that a person has the right to acquire within 60 days of March 1, 2020 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the address for each beneficial owner is AC Immune, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland.

Shareholder	Number	Shares Beneficially Owned (%)
5% Shareholders
dievini Hopp BioTech holding GmbH & Co KG(1)	18,041,000	25.1%
Varuma AG(2)	11,999,999	16.7%
BVF Inc.(3)	11,342,505	15.8%
Eli Lilly and Company(4)	3,615,328	5.0%
Executive Officers and Directors
Andrea Pfeifer(5)	2,754,299	3.8%
Joerg Hornstein(6)	*	*
Jean-Fabien Monin(7)	*	*
Marie Kosco-Vilbois(8)	*	*
Piergiorgio Donati(9)	*	*
Douglas Williams(10)	*	*
Martin Velasco(11)	*	*
Friedrich von Bohlen und Halbach(12)	*	*
Peter Bollmann(13)	*	*
Thomas Graney(14)	*	*
Werner Lanthaler(15)	*	*
Roy Twyman(16)	*	*
All executive officers and directors as a group (12 persons)	3,841,780	5.3%

_______________

* Indicates beneficial ownership of less than 1% of the total issued and outstanding common shares.

1)	Represents 18,041,000 shares held by dievini Hopp BioTech holding GmbH & Co KG. Dietmar Hopp controls the voting and investment decisions of the ultimate parent company of dievini Hopp BioTech holding GmbH & Co KG. The shares registered in the name of dievini Hopp BioTech holding GmbH & Co KG may also be deemed to be beneficially owned by Friedrich von Bohlen und Halbach, who is a managing director of dievini Hopp BioTech holding GmbH & Co KG. The address for dievini Hopp BioTech holding GmbH & Co KG and Friedrich von Bohlen und Halbach is Johann-Jakob-Astor Str. 57, 69190 Walldorf, Germany.

2)	Represents 11,999,999 shares held by Varuma AG set forth in a Schedule 13G/A filed with the SEC on February 12, 2019. The address for Varuma AG is Aeschenvorstadt 55, CH-4051 Basel, Switzerland. Rudolf Maag controls the voting and investment decisions of Varuma AG.

3)	Based on information set forth in a Schedule 13G filed with the SEC by Biotechnology Value Fund on February 14, 2020, these shares consist of 11,342,505 shares held of record by BVF Inc. The address of BVF Inc. is 44 Montgomery St., 40th Floor, San Francisco, California 94104.

4)	Represents 3,615,328 common shares that Lilly obtained as part of its conversion in April 2019 of the Convertible Note Agreement which was deemed effective in January 2019. See “Note 9. Share Capital” in our financial statements.

5)	Consists of 2,597,931 of our common shares and options to purchase 156,368 of our common shares exercisable within 60 days of March 1, 2020.

6)	Consists of 0 of our common shares and options to purchase 176,874 of our common shares exercisable within 60 days of March 1, 2020.

7)	Consists of 332,501 of our common shares and options to purchase 14,133 of our common shares exercisable within 60 days of March 1, 2020.

8)	Consists of 0 of our common shares and options to purchase 15,496 of our common shares exercisable within 60 days of March 1, 2020.

9)	Consists of 4,500 of our common shares and options to purchase 9,548 of our common shares exercisable within 60 days of March 1, 2020.

10)	Consists of 10,876 of our common shares with no equity instruments exercisable within 60 days of March 1, 2020.

11)	Consists of 456,078 of our common shares and options to purchase 10,250 of our common shares exercisable within 60 days of March 1, 2020.

12)	Consists of 11,828 of our common shares, and excludes the 18,041,000 shares registered in the name of dievini Hopp BioTech holding GmbH & Co KG that may also be beneficially owned by Friedrich von Bohlen und Halbach. See note (1) above.

13)	Consists of 21,609 of our common shares with no equity instruments exercisable within 60 days of March 1, 2020.

14)	Consists of 15,851 of our common shares with no equity instruments exercisable within 60 days of March 1, 2020.

15)	Consists of 7,937 of our common shares with no equity instruments exercisable within 60 days of March 1, 2020.

16)	Dr. Twyman holds neither common shares nor non-vested equity instruments exercisable within 60 days of March 1, 2020.

Holders

As of March 10, 2020, we had approximately 200 shareholders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust or by other entities.

Significant Changes in Ownership by Major Shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of our initial public offering. Prior to our initial public offering in September 2016, our principal shareholders were dievini Hopp BioTech holding GmbH & Co KG and Varuma AG, which held shares representing 36.5% and 23.1% prior to our IPO, respectively. As of March 10, 2020, dievini Hopp BioTech holding GmbH & Co KG and Varuma AG held 25.1% and 16.7% of our common shares, respectively. BVF Inc. increased its holdings from 8.4% to 15.8% of our outstanding common shares in 2019. Finally, Lilly automatically converted a convertible note, resulting in the issuance to them of 3,615,328 of our common shares. This represents a 5% beneficial ownership as of March 10, 2020.

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

The above transaction represents the only related party transactions we have entered into since January 1, 2017 with any of our executive officers, directors and holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, other than the compensation arrangements we describe under “Item 6. Directors, Senior Management and Employees–B. Compensation.”

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

Demand Registration Rights

Pursuant to the terms of the registration rights agreement, a shareholder or group of shareholders holding at least 10% of our outstanding common shares may request that we effect a registration under the Securities Act of all or any portion of such requesting shareholders’ registrable securities. As of March 1, 2020 dievini Hopp BioTech holding GmbH & Co KG and Varuma AG were our only shareholders party to the registration rights agreement holding at least 10% of our outstanding commons shares, and together they beneficially held 30,040,099 of our common shares, representing approximately 41.8% of the voting power of our common shares outstanding as of March 1, 2020. At least 10 business days prior to the anticipated filing date of the registration statement relating to such demand registration, we must give all other shareholders party to the registration rights agreement notice of such requested registration. Within five business days of such notice, any of the other shareholders party to the registration rights agreement may request that we also effect the registration of the registrable securities held by them. We will not be required to effect a registration of all such registrable securities unless the aggregate proceeds expected to be received from the sale of such registrable securities equals or exceeds USD 10 million or such lesser amount that constitutes all of the requesting shareholders’ registrable securities (provided that such lesser amount is at least USD 5 million). In no event will we be required to effect more than two demand registrations or underwritten take downs referred to under “Shelf Registration Rights” below. Depending on certain conditions, we may postpone a demand registration on two occasions during any period of twelve consecutive months for up to 90 days.

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

Shelf Registration Rights

Pursuant to the terms of the registration rights agreement, if we are eligible to use a shelf registration statement, then a shareholder or group of shareholders holding at least 10% of our outstanding common shares may request that we effect a shelf registration on similar terms as the demand registrations described above, except that offerings will be conducted as underwritten takedowns. As of March 1, 2020 dievini Hopp BioTech holding GmbH & Co KG and Varuma AG were our only shareholders party to the registration rights agreement holding at least 10% of our outstanding commons shares, representing approximately 41.8% of the voting power of our common shares outstanding as of March 1, 2020. We will only be required to effect one public offering from such shelf registration statement within any six month period, each of which shall be deemed to constitute a demand registration for purposes of the number of demand registrations we are required to effect as described under “—Demand Registration Rights” above.

In August 2018, we filed a registration statement on Form F-3 to register the resale of one of our shareholder’s common shares pursuant to the requirements of the registration rights agreement.

Related Person Transaction Policy

Prior to our initial public offering, we entered into a new related person transaction policy under which any such transaction must be approved or ratified by the audit and finance committee. The Board of Directors reviews the policy on a yearly basis and has, lastly, determined that it adequately covers the requirements of SOX controls mechanisms.

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

Our common shares trade on the Nasdaq Global Market under the symbol “ACIU.”

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

On July 8, 2019, we adopted updated Articles of Association reflecting the increase of the Company's issued share capital following various exercises of options and the corresponding adjustment of the conditional share capital increase for employee benefit plans. The Articles of Association dated July 8, 2019 were filed as Exhibit 3.1 to the Company’s Report on Form 6-K, filed with the SEC on November 13, 2019.

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

Swiss Tax Considerations

This summary of material Swiss tax consequences is based on Swiss law and regulations and the practice of the Swiss tax administration as in effect on the date hereof, all of which are subject to change (or subject to changes in interpretation), possibly with retroactive effect. The summary does not purport to take into account the specific circumstances of any particular shareholder or potential investor and does not relate to persons in the business of buying and selling common shares or other securities. The summary is not intended to be, and should not be interpreted as, legal or tax advice to any particular potential shareholder, and no representation with respect to the tax consequences to any particular shareholder is made.

Current and prospective shareholders are advised to consult their own tax advisers in light of their particular circumstances as to the Swiss tax laws, regulations and regulatory practices that could be relevant for them in connection with the acquiring, owning and selling or otherwise disposing of common shares and receiving dividends and similar cash or in-kind distributions on common shares (including dividends on liquidation proceeds and stock dividends) or distributions on common shares based upon a capital reduction (remboursements de la valeur nominale) or reserves paid out of capital contributions (réserves sur les apports en capital) and the consequences thereof under the tax laws, regulations and regulatory practices of Switzerland.

Taxation of AC Immune

AC Immune is subject to corporate Swiss federal, cantonal and communal taxation, respectively in Switzerland, Canton of Vaud, Commune of Ecublens, near Lausanne.

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2019, we had tax loss carryforwards totaling CHF 64.1 million. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carryforwards in full.

The effective corporate income tax rate (federal, cantonal and communal) where we are domiciled is currently 13.63% as from January 1, 2020 onwards.

As of January 1, 2020, the Company may request for 2020 a tax relief of 60% which would be applied to income from patents and similar rights at communal and cantonal levels. Additionally, a so called super-deduction may be granted for payroll and other expenses of research and development of Swiss origins.

However, the above mentioned tax relief based on the patent box and deductions for research and development may not exceed 50% of the overall taxable profit before these tax relief and deductions.

Notwithstanding the corporate income tax, the corporate capital is taxed at a rate of 0.13% (cantonal and communal tax only, as there is no federal tax on capital). As of January 1, 2020 the capital attributable to patents and similar rights is taken into account with 50% relief in the capital tax calculation.

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

Resident Private Shareholders

Swiss resident individuals who hold their Shares as private assets are required to include Dividends, but not distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of reserves from capital contributions (apports de capital), in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period, including the Dividends, but not the distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of reserves from capital contributions (apports de capital). Capital gains resulting from the sale or other disposition of Shares are not subject to Swiss federal, cantonal and communal income tax, and conversely, capital losses are not tax-deductible for Resident Private Shareholders (the shareholders referred to in this paragraph for the purposes of this section, “Resident Private Shareholders”). See “Domestic Commercial Shareholders” below for a summary of the taxation treatment applicable to Swiss resident individuals, who, for income tax purposes, are classified as “professional securities dealers.”

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

This discussion applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;

•	U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own ten percent or more of our shares, by vote or value; or

•	persons holding common shares in connection with a trade or business conducted outside of the United States.

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

U.S. Holders should be aware that the Company has determined that is was likely a PFIC for 2019, and may be a PFIC in 2020 or one or more future years, which could result in adverse U.S. federal income tax consequences for U.S. Holders. See “—Passive Foreign Investment Company Rules” below. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares in their particular circumstances, including the consequences to them under the PFIC rules discussed below.

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

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Although we have not obtained independent valuations of our assets during 2019 and thus are not in a position to make a definitive determination whether we were a PFIC in 2019, based on our income and assets during 2019 and certain estimates and assumptions, including as to both the total value and the relative value of our assets as implied by our market capitalization during 2019, we believe that it is likely that we were a PFIC in 2019. In addition, it is possible that we may also be a PFIC in 2020 or one or more future years because, among other things, (i) we may not generate a substantial amount of non-passive gross income, for U.S. federal income tax purposes, in any year, (ii) we currently own, and expect to continue to own, a substantial amount of passive assets, including cash, and (iii) the estimated valuation, for PFIC purposes, of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is likely to be dependent in large part on our market capitalization and is therefore uncertain and may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC in 2020 or any future taxable year.

If we were a PFIC in 2019 or in any future year during which a U.S. investor held or holds common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status.

 If we were a PFIC in 2019 or in any future year during which a U.S. investor held or holds common shares (assuming such U.S. Holder has not made a timely mark-to-market election, as further described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

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

Market Risk

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has the policy of matching its cash holdings to the currency structure of its expenses. As of December 31, 2019, the Company holds almost 82% of its overall cash and cash equivalents balance in CHF with the remainder predominantly in EUR and USD (see Note 6 “Cash and cash equivalents and financial assets” of the financial statements). The Company holds almost 88% of its liquidity (cash and cash equivalents plus short-term financial assets) in CHF.

We have a number of collaboration agreements where the upfront payments, milestone payments and future royalty payments are not denominated in Swiss Francs, our reporting currency. Furthermore, many of our research and development activities are subcontracted to parties outside of Switzerland and we purchase materials from suppliers outside of Switzerland. As a result, we are exposed to foreign exchange risk. Approximately 50% of our total costs are incurred in currencies other than the Swiss Franc. Due to the size of some of the income received from collaboration agreements but also the high percentage of our costs indirectly being in foreign currencies, a hypothetical 10% change in exchange rates relative to the Swiss Franc could have a material impact on our financial statements.

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

Credit risk

The Company maintains a formal treasury risk and investment management policy to limit counterparty credit risk. As of December 31, 2019, the Company’s cash and cash equivalents and short-term financial assets are held with four financial institutions each with a high credit-rating assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Receivables are fully performing, not past due and not impaired (see Note 6 “Cash and cash equivalents and financial assets” and Note 8 “Other current receivables”).

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

Based on the Company’s current liquidity position, comprised of cash and cash equivalents and short-term financial assets, the Company is well financed through Q1 2024, excluding any potential milestones

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

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of December 31, 2019, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2019.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to an exemption provided to emerging growth companies under the JOBS Act.

D.	Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal accountant fees and services

	For the Years Ended December 31,
in CHF thousands	2019	2018
Audit Fees	300	390
Audit-related Fees	44	20
Total Fees	344	410

For the year ended December 31, 2019, PricewaterhouseCoopers SA (“PwC”) was the Company’s auditor for the IFRS and statutory accounts. At the ordinary annual general meeting on June 28, 2019, the shareholders appointed PwC as the Company’s auditor for a term of office of one year.

Audit fees for services provided by PwC in 2019 include the standard audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our Financial Statements and to issue an opinion on the local statutory financial statements. Audit fees also include services that can be provided only by the external auditor such as reviews of quarterly financial results and review of our shelf registration statements and prospectus offerings.

Audit-related fees consisted of fees billed for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or for services that were traditionally performed by the external auditor.

Pre-Approval Policies and Procedures

In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the SEC, we review and pre-approve of any services performed by PwC. The procedure requires that all proposed future engagements of PwC for audit and permitted non-audit services are submitted to the Audit and Finance Committee for approval prior to the beginning of any such services. In accordance with this policy, all services performed by and fees paid to PwC in this Item 16C, were approved by the Audit and Finance Committee.

ITEM 16D. Exemptions from the listing standards for audit committees

 Not applicable

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

In 2019, no purchases of our equity securities were made by or on behalf of AC Immune SA or any affiliated purchaser.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this Annual Report, see page F-1.

ITEM 19. Exhibits

(a) The following documents are filed as part of Annual Report on Form 20-F:

2.1	Registration Rights Agreement (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
3.1	Articles of Association of AC Immune SA (incorporated herein by reference to Exhibit 3.1 to the Company’s Report on Form 6-K, filed with the SEC on November 13, 2019)
4.1	Research Collaboration and License Agreement between AC Immune SA Corporation and Genentech, Inc. dated November 6, 2006 (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.2	Amendment to the Research Collaboration and License Agreement between AC Immune SA Corporation and Genentech, Inc. dated May 7, 2015 (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.3	Research Collaboration and License Agreement between AC Immune SA Corporation and Genentech, Inc. dated June 15, 2012 (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.4	License and Collaboration Agreement between Piramal Imaging Ltd., Piramal Imaging SA and AC Immune SA, dated May 9, 2014 (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.5	License, Development and Commercialization Agreement between Janssen Pharmaceuticals, Inc. and AC Immune SA, dated December 24, 2014 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.6	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.7	AC Immune SA 2013 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.8	Subscription Agreement among Fidelity entities and AC Immune SA, dated October 16, 2015 (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.9	Subscription Agreement among Temasek entities and AC Immune SA, dated October 16, 2015 (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.10	Stock Option Plan - AC Immune of December 31, 2004 (incorporated herein by reference to Exhibit 99.03 to the Company’s Registration Statement on Form S-8, filed with the SEC on September 29, 2016)
4.11	Employee Stock Option and Share Plan of AC Immune (2005 Plan) (incorporated herein by reference to Exhibit 99.02 to the Company’s Registration Statement on Form S-8, filed with the SEC on September 29, 2016)
4.12	AC Immune SA 2013 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1, filed with the SEC on May 31, 2016)
4.13	AC Immune SA 2016 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 99.08 to the Company’s Report on Form 6-K, filed with the SEC on October 13, 2016)
4.14	License Agreement between AC Immune SA and Eli Lilly and Company, dated December 11, 2018 (incorporated herein by reference to Exhibit 4.14 to the Amendment No. 1 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on April 19, 2019)
4.15	First Amendment to License Agreement between AC Immune SA and Eli Lilly and Company, dated September 19, 2019 (incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the SEC on September 20, 2019)
4.16	Convertible Note Agreement between AC Immune SA and Eli Lilly and Company, dated December 11, 2018 (incorporated herein by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 21, 2019)
4.17	Second Amendment to License Agreement between AC Immune SA and Eli Lilly and Company, dated March 20, 2020 (incorporated herein by reference to Exhibit 10.1 to the Company’s Report in Form 6-K, filed with the SEC on March 20, 2020)
4.18*	Description of Securities
12.1*	Certification of Andrea Pfeifer pursuant to 17 CFR 240.13a-14(a)
12.2*	Certification of Joerg Hornstein pursuant to 17 CFR 240.13a-14(a)
13.1*	Certification of Andrea Pfeifer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
13.2*	Certification of Joerg Hornstein pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
15.1*	Consent of Ernst & Young AG
15.2*	Consent of PricewaterhouseCoopers SA

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

____________________

*	Filed herewith

(b) Financial Statement Schedules

None.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AC IMMUNE SA
Date: March 30, 2020
	By:	/s/ Andrea Pfeifer
		Name:	Andrea Pfeifer
		Title:	Chief Executive Officer

By:	/s/ Joerg Hornstein
	Name:	Joerg Hornstein
	Title:	Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements — AC IMMUNE SA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AC Immune SA

Opinion on the Financial Statements

We have audited the accompanying balance sheets of AC Immune SA (the “Company”) as of December 31, 2019 and 2018, and the related statements of income/(loss), comprehensive income/(loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2019, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Notes 3 and 5 to the financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers SA

Lausanne, Switzerland

March 30, 2020

We have served as the Company’s auditor since 2018.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of AC Immune SA

Opinion on the Financial Statements

We have audited the accompanying statement of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2017, of AC Immune SA (the Company), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of operations and cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Petit-Lancy, Switzerland

March 20, 2018

Financial Statements (IFRS)

Balance Sheets

(in CHF thousands)

		As of December 31,
	Note	2019	2018
ASSETS
Non-current assets
Property, plant and equipment	4	3,917	3,324
Right-of-use assets	5	2,255	—
Long-term financial assets	6	304	304
Total non-current assets		6,476	3,628
Current assets
Prepaid expenses	7	2,788	2,364
Accrued income	7	1,095	3,667
Finance receivable	11	—	199
Other current receivables	8	304	236
Short-term financial assets	6	95,000	30,000
Cash and cash equivalents	6	193,587	156,462
Total current assets		292,774	192,928
Total assets		299,250	196,556

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	9	1,437	1,351
Share premium	9	346,526	298,149
Accumulated losses		(75,521)	(121,877)
Total shareholders’ equity		272,442	177,623

Non-current liabilities
Long-term financing obligation	11	—	186
Long-term lease liabilities	5	1,813	—
Net employee defined benefit liabilities	16	7,485	5,665
Total non-current liabilities		9,298	5,851

Current liabilities
Trade and other payables	10	142	1,979
Accrued expenses	10	11,797	10,420
Short-term deferred income	12	4,477	351
Short-term financing obligation	11	652	332
Short-term lease liabilities	5	442	—
Total current liabilities		17,510	13,082
Total liabilities		26,808	18,933
Total shareholders’ equity and liabilities		299,250	196,556

The accompanying notes are an integral part of these financial statements.

Statements of Income/(Loss)

(in CHF thousands except for per share data)

		For the Years Ended December 31,
	Note	2019	2018	2017
Revenues
Contract revenue	12	111,026	7,194	20,255
Total revenue		111,026	7,194	20,255

Operating expenses
Research & development expenses	13	(50,432)	(44,277)	(32,663)
General & administrative expenses	13	(16,058)	(12,467)	(10,131)

Total operating expenses		(66,490)	(56,744)	(42,794)

Operating income/(loss)		44,536	(49,550)	(22,539)
Finance income/(expense), net	13	(2,046)	(1,132)	(4,055)
Change in fair value of conversion feature	13	4,542	—	—
Interest income	13	304	29	330
Interest expense	13	(1,894)	(298)	(147)
Finance result, net		906	(1,401)	(3,872)
Income/(loss) before tax		45,442	(50,951)	(26,411)
Income tax expense	15	—	—	—
Income/(loss) for the period		45,442	(50,951)	(26,411)
Earnings/(loss) per share (EPS):
Basic income/(loss) for the period attributable to equity holders	19	0.64	(0.82)	(0.46)
Diluted income/(loss) for the period attributable to equity holders	19	0.64	(0.82)	(0.46)

Statements of Comprehensive Income/(Loss)

(in CHF thousands)

		For the Years Ended December 31,
		2019	2018	2017
Income/(loss) for the period		45,442	(50,951)	(26,411)
Other comprehensive loss not to be reclassified to income or loss in subsequent periods (net of tax)
Re-measurement losses on defined benefit plans (net of tax)	16	(1,304)	(302)	(780)
Total comprehensive income/(loss), net of tax		44,138	(51,253)	(27,191)

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Equity

 (in CHF thousands)

	Note	Share capital	Share premium	Accumulated losses	Total
Balance as of January 1, 2017		1,135	188,166	(46,921)	142,380
Net loss for the period		—	—	(26,411)	(26,411)
Other comprehensive loss		—	—	(780)	(780)
Total comprehensive loss		—	—	(27,191)	(27,191)

Share-based payments	17	—	—	1,579	1,579
Issuance of shares:
Restricted Share Awards	17	—	74	(74)	—
Exercise of options		12	59	—	71
Balance as of December 31, 2017		1,147	188,299	(72,607)	116,839

		Share capital	Share premium	Accumulated losses	Total
Balance as of January 1, 2018		1,147	188,299	(72,607)	116,839
Net loss for the period		—	—	(50,951)	(50,951)
Other comprehensive loss		—	—	(302)	(302)
Total comprehensive loss		—	—	(51,253)	(51,253)

Proceeds from public offerings, net of underwriting fees	9	200	111,329	—	111,529
Transaction offering costs	9	—	(2,015)	—	(2,015)
Share-based payments	17			2,518	2,518
Issuance of shares:
Restricted Share Awards	17	1	535	(535)	1
Exercise of options		3	1	—	4
Balance as of December 31, 2018		1,351	298,149	(121,877)	177,623

		Share capital	Share premium	Accumulated losses	Total
Balance as of January 1, 2019		1,351	298,149	(121,877)	177,623
Net loss for the period		—	—	45,442	45,442
Other comprehensive loss		—	—	(1,304)	(1,304)
Total comprehensive loss		—	—	44,138	44,138

Share-based payments	17	—	—	2,834	2,834
Issuance of shares:
Conversion of note agreement, net of transaction costs	9	73	47,705	—	47,778
Restricted Share Awards	17	1	616	(616)	1
Exercise of options	17	12	56	—	68
Balance as of December 31, 2019		1,437	346,526	(75,521)	272,442

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

 (in CHF thousands)

		For the Years Ended December 31,
	Note	2019	2018	2017
Operating activities
Net income/(loss) for the period		45,442	(50,951)	(26,411)
Adjustments to reconcile net income/(loss) for the period to net cash flows:
Depreciation of property, plant and equipment	4	1,274	961	580
Depreciation of right-of-use assets	5	420	—	—
Finance result, net	13	1,739	1,401	3,872
Share-based compensation expense	17	2,834	2,518	1,579
Changes in net employee defined benefit liability	16	516	437	348
Change in fair value of conversion feature	9	(4,542)	—	—
Interest expense	11	1,894	50	99
Changes in working capital:
(Increase) in prepaid expenses	7	(424)	(924)	(162)
Decrease/(increase) in accrued income	7	2,572	(868)	(1,910)
Decrease/(increase) in other current receivables	8	(68)	698	(401)
Increase in accrued expenses	10	1,289	2,113	2,940
Increase/(decrease) in deferred income	10	4,126	(18)	(156)
Increase/(decrease) in financing obligation	11	—	(53)	204
Increase/(decrease) in trade and other payables	10	(1,845)	864	(2,853)
Cash provided by/(used in) operating activities		55,227	(43,772)	(22,271)
Interest income	13	304	29	330
Interest paid	5	(296)	—	—
Finance costs	13	(15)	(335)	(153)
Net cash flows provided by/(used in) operating activities		55,220	(44,078)	(22,094)

Investing activities
Short-term financial assets	6	(65,000)	(30,000)	—
Purchases of property, plant and equipment	4	(1,885)	(1,858)	(1,802)
Rental deposits	6	—	(178)	(40)
Net cash flows used in investing activities		(66,885)	(32,036)	(1,842)

Financing activities
Proceeds from issuance of convertible loan	9	50,278	—	—
Principal payments of lease obligations	5	(420)	—	—
Proceeds from public offerings of common shares, net of underwriting fees	9	—	111,529	—
Transaction costs on public offerings of common shares	9	—	(2,015)	—
Transaction costs on issuance of shares	9	(510)	—	—
Proceeds from issuance of common shares – option plan	9	69	5	71
Proceeds from long-term financing obligation	11	199	198	200
Repayment of short-term financing obligation	11	—	(339)	—
Net cash flows provided by financing activities		49,616	109,378	271

Net increase/(decrease) in cash and cash equivalents		37,951	33,264	(23,665)
Cash and cash equivalents at January 1		156,462	124,377	152,210
Exchange gains on cash and cash equivalents		(826)	(1,179)	(4,168)
Cash and cash equivalents at December 31		193,587	156,462	124,377

Net increase/(decrease) in cash and cash equivalents		37,951	33,264	(23,665)

Supplementary non-cash activity include the following:

For the year ended December 31, 2019, the Company settled its convertible loan via equity for CHF 48.3 million, gross of CHF 510 thousand for transaction costs.

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

1.	General information

AC Immune SA (the “Company,” “AC Immune,” “ACIU,” “we,” “our,” “ours,” or “us”) is a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, Tau and alpha-synuclein. Our corporate strategy is founded upon a three-pillar approach that targets Alzheimer’s disease, non-Alzheimer’s neurodegenerative diseases including NeuroOrphan indications and diagnostics. We use our two unique proprietary platform technologies, SupraAntigen™ (conformation-specific biologics) and Morphomer™ (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Company was initially incorporated as a limited liability company on February 13, 2003 in Basel and effective August 25, 2003 was transitioned into a stock company. The Company’s corporate headquarters are located at EPFL Innovation Park Building B, 1015 Lausanne, Switzerland.

2.	Basis of preparation

Going concern

The financial statements have been prepared on the basis that the Company will continue as a going concern after considering the Company’s cash position of CHF 193.6 million and short-term financial assets of CHF 95 million as of December 31, 2019. This total derives from multiple capital raising efforts and revenues from license and collaboration agreements. In 2019, the Company received CHF 80 million for an upfront payment and CHF 30 million for a development milestone. The Company also received USD 50 (CHF 50.3) million from a convertible loan with Lilly. In Q3 2018, the Company completed three offerings, raising USD 117.5 (CHF 116.3) million in gross proceeds before underwriting discounts and expenses.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances and revenues from license and collaboration agreements. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel, and (v) acquire capital to support its operations.

Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements have been approved for issue by the Board of Directors on March 27, 2020.

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

Foreign currency transactions

Foreign currency transactions are translated into the functional currency, CHF, using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at reporting date. Any gains or losses from these translations are included in the statements of income/(loss) in the period in which they arise.

Revenue recognition

Effective January 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers, without though deeming any adjustments necessary in the transition to the new standard. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under IFRS 15, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of IFRS 15, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, the Company assesses the goods or services promised within each contract and determines those that are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. For a complete discussion of accounting for contract revenue, see Note 12 “Revenues.”

Licenses on intellectual property

If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are sold in conjunction with a related service, the Company uses judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If the performance obligation is settled over time, the Company determines the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

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

Sublicense revenues

The Company has certain arrangements with our collaboration partners that include provisions for sublicensing. The Company recognizes any sublicense revenues at the point in time it is highly probable to obtain and not subject to reversal in the future.

Royalties

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

Research and development expenses

Given the stage of development of the Company’s products, all research expenditure is recognized as expense when incurred. Research and development expenditures include:

•	the cost of acquiring, developing and manufacturing active pharmaceutical ingredients for product candidates that have not received regulatory approval, clinical trial materials and other research and development materials;

•	fees and expenses incurred under agreements with contract research organizations, investigative sites, and other entities in connection with the conduct of clinical trials and preclinical studies and related services, such as administrative, data management, and laboratory services;

•	fees and costs related to regulatory filings and activities;

•	costs associated with preclinical and clinical activities; and

•	employee-related expenses, including salaries and bonuses, benefits, travel and stock-based compensation expense

For external research contracts, expenses include those associated with CROs. The invoicing from CROs for services rendered do not always align with work performed. We accrue the cost of services rendered in connection with CRO activities based on our estimate of the “stage of completion” for such contracted services. We maintain regular communication with our CRO vendors to gauge the reasonableness of our estimates and accrue expenses as of the balance sheet date in the financial statements based on facts and circumstances known at the time.

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

IT equipment	3 years
Laboratory equipment	5 years
Leasehold improvements/furniture	5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Where an asset’s carrying amount is greater than its estimated recoverable amount, it is written down to its recoverable amount.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the statements of income/(loss).

Fair value of financial assets and liabilities

The Company’s financial assets and liabilities are comprised of receivables, short-term financial assets, cash and cash equivalents, trade payables and financing obligations. The fair value of these financial instruments approximate their respective carrying values due to the short term maturity of these instruments and are held at their amortized cost in accordance with IFRS 9.

Receivables

Receivables are recognized at their billing value. An allowance for doubtful accounts is recorded for potential estimated losses when there is evidence of the debtor’s inability to make required payments and the Company assesses on a forward-looking basis the expected credit losses associated with these receivables held at amortized cost.

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

Financing obligation

The Company’s financing obligation relates to its agreement with a third party.

Share capital and public offerings

Ordinary (Common) Shares are classified as equity, as were all Preferred Shares previously outstanding prior to the IPO. Expenses directly attributable to the issuance of new shares are shown in equity as a deduction, net of tax, from the proceeds. See Note 9 “Share Capital.”

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

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest), are recognized immediately in other comprehensive income/(loss). Past service costs, including curtailment gains or losses, are recognized immediately as a split in research and development and general and administrative expenses within the operating results. Settlement gains or losses are recognized in either research and development and/or general and administrative expenses within the operating results. The Company determines the net interest expense (income) on the net defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period or in case of any significant events between measurement dates to the then-net defined benefit liability, taking into account any changes in the net defined benefit liability during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in the statements of income/(loss).

Share-based compensation

The Company operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of equity based awards is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of instruments that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, prospectively in the statements of income/(loss), and a corresponding adjustment to equity over the remaining vesting period.

Stock options granted under the Company’s stock option plans A, B, C and the 2016 Stock Option and Incentive Plan are valued using the Black-Scholes option pricing model (see Note 17 “Share-based compensation”). This valuation model as well as parameters used such as expected volatility and expected term of the stock options are partially based on management’s estimates.

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

Income taxes

As disclosed in Note 15 “Income taxes,” the Company has tax losses that can generally be carried forward for a period of seven years from the period the loss was incurred. These tax losses represent potential value to the Company to the extent that the Company is able to create taxable profits before the expiry period of these tax losses. The Company has not recorded any deferred tax assets in relation to these tax losses.

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

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on licensing and collaboration agreements, (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) income taxes, (v) share-based compensation and (vi) right-of-use assets and lease liabilities. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Segment reporting

The Company has one segment. The Company currently focuses all of its resources on discovering and developing therapeutic and diagnostic products targeting misfolded proteins.

The Company is managed and operated as one business. A single management team that reports to the chief operating decision maker comprehensively manages the entire business. Accordingly, the Company views its business and manages its operations as one operating segment. Non-current assets are located in and revenue is attributable to the Company’s country of domicile, Switzerland.

Accounting pronouncements – recently adopted

IFRS 16 – Leases

Effective January 1, 2019, the Company adopted IFRS 16 Leases which provides a new model for lessee accounting in which all leases, other than short-term and low-value leases, are accounted for by the recognition on the balance sheet of a right-of-use asset and a lease liability, and the subsequent amortization of the right-of-use asset over the earlier of the end of the useful life or the lease term. The Company applied the modified retrospective approach, which requires the recognition of the cumulative effect of initially applying IFRS 16 as of January 1, 2019 to accumulated losses and not to restate prior years. Since the Company recognized the right-of-use assets at the amount equal to the lease liabilities there was no impact to accumulated losses. For a complete discussion of accounting, see Note 5 “Right-of-use assets and lease liabilities.”

The Company has elected to apply the following practical expedients in adopting IFRS 16: (i) not to recognize right-of-use assets and lease liabilities for leases of low value (i.e. approximate fair value of USD 5,000), (ii) to apply a single discount rate to our property leases and to our portfolio of office equipment leases, respectively, (iii) to apply hindsight in determining the lease term for contracts which contain certain options to extend or terminate the lease, (iv) to account for each lease component and any non-lease components as a single lease component and (v) to rely on our assessment of whether leases were onerous by applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of application. The Company’s weighted average incremental borrowing rate calculated as of January 1, 2019 was 2.54%.

The following table reconciles the Company’s operating lease obligations at December 31, 2018, as previously disclosed in the Company’s consolidated financial statements on Form 20-F, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019.

(in CHF thousands)
Operating lease commitments at December 31, 2018	861
Discounted using the incremental borrowing rate at January 1, 2019	847
Recognition exemption for short-term leases	(535)
Recognition exemption for leases of low value	—
Extension options reasonably certain to be exercised	1,873
Lease obligation recognized at January 1, 2019	2,185

In accordance with the adoption of IFRS 16 Leases as of January 1, 2019, the Company recorded at initial recognition a CHF 2.2 million right-of-use asset and corresponding lease liability. Comparative information has not been restated. The Company’s statements of income/(loss) for the year ended December 31, 2019 was impacted by an increase for depreciation of right-of-use of leased assets CHF 0.4 million. The impact for interest expense was CHF 0.1 million. During the same period, the Company’s cash flow statement was impacted by a shift from the cash generated from operations of CHF 0.4 million to the net cash used in financing activities. Overall, IFRS 16 was cash flow neutral for the Company.

The Company made the following changes in presentation: in the balance sheets, additional line items to reflect the right-of-use assets, the non-current and the current lease liabilities and in the statements of cash flows, additional line items related to the depreciation of the right-of-use of leased assets and repayment of the principal portion of the lease payments.

Impact on accounting for leases

At inception of a leasing contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments generally are fixed for the contract term. The lease liability is measured at amortized cost using the effective interest method. The lease liability is remeasured if there is change in the estimated lease term, a change in future lease payments arising from a change in an index or rate, a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or a change in assessment of whether it will exercise a purchase, extension or termination option.

The estimated lease term by right-of-use asset categories are as follows:

Buildings	5 years
Office equipment	5 years
IT equipment	5 years

At inception, the right-of-use asset comprises the initial lease liability and any initial direct costs. The right-of-use asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Both the right-of-use-assets and lease liabilities are recognized in the balance sheets.

Accounting pronouncements – not yet adopted

There are no standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods or on foreseeable future transactions.

4.	Property, plant and equipment

in CHF thousands	Furniture	IT Equipment	Lab Equipment	Leasehold Improvements	Total
Acquisition Cost:
Balance at December 31, 2018	126	1,025	5,367	350	6,868
Acquisitions	65	291	1,470	59	1,885
Disposals	(33)	(129)	(139)	(7)	(308)
Balance at December 31, 2019	158	1,187	6,698	402	8,445

Accumulated depreciation:
Balance at December 31, 2018	(77)	(455)	(2,857)	(155)	(3,544)
Depreciation expense	(24)	(285)	(899)	(66)	(1,274)
Disposals	33	113	137	7	290
Balance at December 31, 2019	(68)	(627)	(3,619)	(214)	(4,528)

Carrying Amount:
December 31, 2018	49	570	2,510	195	3,324
December 31, 2019	90	560	3,079	188	3,917

in CHF thousands	Furniture	IT Equipment	Lab Equipment	Leasehold Improvements	Total
Acquisition Cost:
Balance at December 31, 2017	85	569	4,161	272	5,087
Acquisitions	41	456	1,357	78	1,932
Disposals	—	—	(151)	—	(151)
Balance at December 31, 2018	126	1,025	5,367	350	6,868

Accumulated depreciation:
Balance at December 31, 2017	(59)	(259)	(2,311)	(105)	(2,734)
Depreciation expense	(18)	(196)	(697)	(50)	(961)
Disposals	—	—	151	—	151
Balance at December 31, 2018	(77)	(455)	(2,857)	(155)	(3,544)

Carrying Amount:
December 31, 2017	26	310	1,850	167	2,353
December 31, 2018	49	570	2,510	195	3,324

For the years ended December 31, 2019, 2018 and 2017, the Company incurred CHF 1.3 million, 1.0 million and CHF 0.6 million in depreciation expense, respectively.

5.	Right-of-use assets and lease liabilities

As of January 1, 2019, the Company recognized CHF 2.2 million of right-of-use of leased assets and lease liabilities. Thereof CHF 2.1 million was related to buildings and CHF 0.1 million to office equipment.

For the year ended December 31, 2019, the Company recognized depreciation expense of CHF 0.4 million for buildings and an immaterial amount for office and IT equipment. As of December 31, 2019, the Company remeasured the lease liability associated with its buildings due to a change in the estimated lease term. The Company therefore increased its lease liability with a corresponding adjustment to the right-of-use asset by CHF 0.4 million in Q4 2019.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates are 2.5% for buildings, 4.2% for office equipment and 2.6% for IT equipment, respectively.

The following table shows the movements in the net book values of right-of-use of leased assets for the year ended December 31, 2019:

	Buildings	Office Equipment	IT Equipment	Total
	(in CHF thousands)
Balance as of January 1, 2019	2,106	79	—	2,185
Additions	400	29	71	500
Disposals	—	(10)	—	(10)
Depreciation	(400)	(17)	(3)	(420)
Balance as of December 31, 2019	2,106	81	68	2,255

The Company’s total expense for short-term leases and leases of low-value was CHF 0.6 million for the year ended December 31, 2019. There are no variable lease payments which are not included in the measurement of lease obligations. All extension options have been included in the measurement of lease liabilities.

The following table presents the contractual undiscounted cash flows for lease liabilities as of December 31, 2019:

(in CHF thousands)
Within one year	485
Between one and three years	970
Between three and five years	948
Total	2,403

6.	Cash and cash equivalents and financial assets

The following tables summarize the Company’s cash and cash equivalents and short-term financial assets as of December 31, 2019 and 2018:

	As of December 31,
in CHF thousands	2019	2018
Cash and cash equivalents	193,587	156,462
Total	193,587	156,462

	As of December 31,
in CHF thousands	2019	2018
Short-term financial assets due in one year or less	95,000	30,000
Total	95,000	30,000

The Company’s cash and cash equivalents are maintained in the following respective currencies as of December 31, 2019 and 2018:

	As of December 31,
in CHF thousands	2019	2018
Cash and cash equivalents	193,587	156,462
Total	193,587	156,462
By currency
CHF	158,173	126,218
EUR	10,169	11,471
USD	25,245	18,773
Total cash and cash equivalents	193,587	156,462

At the balance sheet dates, Company funds were held in CHF, EUR and USD currencies. As of December 31, 2019 and 2018, funds in EUR and USD were translated into CHF at a rate of 1.096 and 0.978 and 1.125 and 0.983, respectively for each currency and year.

The Company also has two deposits in escrow accounts totaling CHF 0.3 million for the lease of the Company’s premises as of December 31, 2019 and 2018, respectively.

7.	Prepaid expenses and accrued income

	As of December 31,
in CHF thousands	2019	2018
Prepaid expenses	2,788	2,364
Accrued income	1,095	3,667
Total	3,883	6,031

The prepaid expenses relate mainly to research contracts with down-payments at contract signature and the related activities will start or continue into 2020.

Accrued income consists of CHF 1.1 million as of December 31, 2019 associated with our Janssen collaboration (see Note 12 “Revenues”). This amount represents 100% of our total accrued income as of December 31, 2019.

8.	Other current receivables

	As of December 31,
in CHF thousands	2019	2018
Other receivables	—	17
Swiss VAT	234	209
Withholding tax	70	10
Total	304	236

The maturity of these assets is less than three months. The Company considers the counterparty risk as low and the carrying amount of these receivables is considered to approximate their fair value.

9.	Share capital

As of December 31, 2019 and 2018, the issued share capital amounted to CHF 1,437,351 and CHF 1,351,364 respectively and comprised of Common Shares of 71,859,431 and 67,562,333, respectively.

The table below summarizes the Company’s capital structure:

	Common Shares	in CHF thousands
	Number	Share Capital	Share Premium
December 31, 2017	57,355,188	1,147	188,299
Issuance of Shares – Incentive Plans	207,145	4	537
Issuance of Shares – Public offering, net of transaction costs	10,000,000	200	109,313

December 31, 2018	67,562,333	1,351	298,149
Issuance of Shares – Incentive Plans	681,770	13	672
Conversion of Note Agreement, net of transaction costs	3,615,328	73	47,705
December 31, 2019	71,859,431	1,437	346,526

The Common Shares nominal values of CHF 0.02 per share are fully paid in.

Convertible Note Agreement

The Company and Lilly entered into a convertible note agreement effective January 23, 2019 for USD 50.0 (CHF 50.3) million. On April 25, 2019, the Convertible Note Agreement with Lilly automatically converted in line with the terms of the agreement. As a result of this conversion, 3,615,328 of our common shares were issued to Lilly. This note is now fully settled and there is no further equity or cash consideration due to Lilly thereunder.

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

Since the Company raised USD 117.5 (CHF 116.3) million in its three offerings completed in July 2018, the Company may execute one or more future offering of securities covered by the Shelf Registration Statement up to USD 232.5 million.

10.	Trade payables and accrued liabilities

	As of December 31,
in CHF thousands	2019	2018
Trade and other payables	142	1,979
Total trade and other payables	142	1,979

Accrued research and development costs	7,228	6,803
Accrued payroll expenses	2,896	2,482
Other accrued expenses	1,673	1,135
Total accrued expenses	11,797	10,420

An accrual of CHF 1.8 million and CHF 1.8 million was recognized for performance-related remuneration within Accrued payroll expenses for 2019 and 2018, respectively.

11.	Financing obligation

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

The Company reclassified a certain portion of long-term financing obligation from non-current to current liabilities in the balance sheets to reflect the amended repayment terms. Additionally, per this modified payment term, the Company and LuMind memorialized the receipt of one final USD 200 (CHF 200) thousand payment due from LuMind in 2019. The Company recorded this as a finance receivable and an increase to the obligation accordingly. As of December 31, 2019 and December 31, 2018, we had finance receivables of nil and USD 200 (CHF 199) thousand, respectively.

As of December 31, 2019 and December 31, 2018, AC Immune has recorded in current liabilities a short-term financing obligation for the total USD 667 (CHF 652) thousand and USD 333 (CHF 332) thousand committed, respectively. As of December 31, 2019 and December 31, 2018, the Company recorded a long-term financing obligation of nil and USD 187 (CHF 186) thousand, respectively.

12.	Revenues

The Company enters into licensing and collaboration agreements which are within the scope of IFRS 15, under which it licenses certain rights to its product candidates and IP to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, upfront license fees; development, regulatory and/or commercial milestone payments; payments for research and clinical services the Company provides through either its full-time employees or third-party vendors; and royalties on net sales of licensed products commercialized from the Company’s IP. Each of these payments results in license, collaboration and other revenues, which are classified as contract revenue on the statements of income/(loss), except for revenues from royalties on net sales of products commercialized from the Company’s IP, which are classified as royalty revenues.

Licenses on intellectual property: If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are sold in conjunction with a related service, the Company uses judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If the performance obligation is settled over time, the Company determines the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

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

The following table presents changes in the Company’s contract assets and liabilities during the years ended December 31, 2019 and 2018 (in CHF thousands):

	Balance at the beginning of the reporting period	Additions	Deductions	Balance at the end of the reporting period
Twelve months ended December 31, 2019:
Accrued Income	3,667	2,211	(4,783)	1,095
Deferred Income	351	7,686	(3,560)	4,477

Twelve months ended December 31, 2018:
Accrued Income	2,799	5,846	(4,978)	3,667
Deferred Income	355	1,533	(1,537)	351

During the years ended December 31, 2019 and 2018, the Company recognized the following revenues as a result of changes in the contract asset and the contract liability balances in the respective periods (in CHF thousands):

	For the Years Ended December 31,
	2019	2018
Revenues recognized in the period from:
Amounts included in the contract liability at the beginning of the period	351	1,551
Performance obligations satisfied in previous periods	2,206	—

The following tables provide contract revenue amounts by year indicated included in the Company's accompanying financial statements attributable to transactions arising from its licensing arrangements.

	For the Years Ended December 31,
in CHF thousands	2019	2018	2017
Lilly	105,662	—	—
Genentech	—	—	14,000
Janssen	1,173	2,157	1,239
Life Molecular Imaging	2,206	—	1,080
Biogen	1,063	4,024	3,930
Other	922	1,013	6
Total contract revenue	111,026	7,194	20,255

Lilly accounted for 95% of our contract revenues in 2019. Biogen and Janssen accounted for 56% and 30% of our contract revenues in 2018, respectively. Genentech and Biogen accounted for 69% and 19% of our contract revenues in 2017, respectively.

Tau Morphomer Small Molecule – 2018 license agreement with Eli Lilly and Company

In December 2018, we entered into an exclusive, worldwide licensing agreement with Eli Lilly and Company (“Lilly”) to research and develop Tau Morphomer small molecules for the treatment of Alzheimer’s disease and other neurodegenerative diseases. More specifically, this is an exclusive license with the right to grant sublicenses, under the ACIU Patents, the ACIU Know-How, and ACIU’s interests in the Joint Patents and the Joint Know-How to Exploit the Licensed Compounds and Licensed Products The agreement became effective on January 23, 2019 (the “Effective Date”) when the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired. On September 19, 2019, the Company and Lilly entered into the first amendment to divide the first discretionary milestone payment under the agreement of CHF 60 million into two installments with the first CHF 30 million paid in Q3 2019 and the second CHF 30 million to be paid on or before March 31, 2020 unless Lilly earlier terminates the agreement. On March 20, 2020, the Company and Lilly entered into  a second amendment to replace the second CHF 30 million to be paid on or before March 31, 2020 with two milestone payments, a CHF 10 million milestone payment to be paid on or before March 31, 2020 and a CHF 60 million milestone payment following the first patient dosed in a Phase 2 clinical study of a licensed product in the U.S. or European Union.

Per the terms of the agreement, the Company received an initial upfront payment of CHF 80 million in February 2019 for the rights granted by the Company to Lilly. The Company is conducting the development of ACI-3024, our lead candidate from our Tau Morphomer small molecules program through the completion of Phase 1, which commenced in the first half of 2019. Lilly will lead and fund further clinical development and will retain global commercialization rights for all indications, including Alzheimer’s disease, Progressive Supranuclear Palsy and other neurodegenerative diseases. As it relates to our lead compound, ACI-3024, Lilly will lead development after the completion of Phase 1 and retain commercialization rights. As of December 31, 2019, Lilly is engaged in certain Preclinical activities of its own as defined in the agreement, which are intended to provide further data in support of the Phase 2 clinical study design.

Per the terms of the agreement, the Company may become eligible to receive additional milestone payments totaling up to approximately CHF 880 million for clinical and regulatory milestones and CHF 900 million upon achievement of certain commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low-double digits to the mid-teens. The agreement will terminate by the date of expiration of the last royalty term for the last licensed product. However, under the terms of the agreement, Lilly may terminate the agreement at any time after March 31, 2020 by providing three months’ notice to us.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Lilly is a customer. The Company identified the following significant performance obligations under the contract: (i) a right-of-use license and (ii) research and development activities outlined in the development plan. Per the agreement, the Company is responsible for the preclinical and Phase 1 activities, which the Company determined are distinct and capable of being completed by Lilly or a third party. Preclinical activities for which AC Immune was responsible prior to their completion in May 2019 included final manufacturing of materials for use in the Phase 1 and regulatory submission of the protocols. For the current Phase 1, AC Immune is responsible for leading the study design, obtaining relevant regulatory agency approvals, arranging necessary third party contracts, completing patient selection, ensuring patient treatment, following up with patients, drafting the clinical study report development and other relevant clinical activities to ensure that the primary objective of the study is completed. The Company used CMOs for certain of its preclinical activities and is currently using CROs to complete certain Phase 1 activities.

The Company’s preclinical and Phase 1 activities do not represent integrated services with the licensed IP for which Lilly contracted. Lilly purchased a license to the Company’s Tau therapeutic small molecule program, which was delivered at commencement of the agreement and AC Immune’s preclinical and Phase 1 activities do not affect the form or functionality of this license. The Company’s objective of the current Phase 1 activity is to assess safety and tolerability and does not modify or customize the lead compound and the completion of these preclinical and Phase 1 activities does not affect the licensed IP.

Finally, per the agreement, each party has three representatives in a joint steering committee (“JSC”); depending upon the agenda, additional field experts can attend the JSC to provide the technical and scientific contribution required. The JSC meets on a regular basis depending on agreements between the representatives. The JSC is responsible for (i) serving as the forum to discuss, review and approve certain activities by reviewing and discussing the development progress and updates to make, (ii) discuss, review and approve all amendments to the global development plan, (iii) periodically serve as forum to discuss and review commercialization of licensed products and (iv) review and approve reports related to development costs among other activities. The JSC is intended to ensure that communication between the parties remains consistent and that the development plan is both agreed to and progressing as intended.

The valuation of each performance obligation involves estimates and assumptions with revenue recognition timing to be determined either by delivery or the provision of services.

The Company used the residual approach to estimate the selling price for the right-of-use license and an expected cost plus margin approach for estimating the research and development activities. The right-of-use license was delivered on the effective date. The research and development activities are expected to be delivered over time as the services are performed. For these services, revenue will be recognized over time using the input method, based on costs incurred to perform the services, since the level of costs incurred over time is thought to best reflect the transfer of services to Lilly. The Company determined the value of the research and development activities to be CHF 6.9 million and deferred this balance from the effective date. As of December 31, 2019, the Company has recognized CHF 2.6 million in revenue, resulting in a deferred income (contract liability) balance of CHF 4.3 million which is all classified on the balance sheet as current within “Deferred income.” The remaining CHF 73.1 million from the upfront payment was allocated to the right-of-use license and recognized on the effective date.

At inception of the agreement, none of the clinical, regulatory or commercial milestones had been included in the transaction price, as all milestone amounts were fully constrained. As acknowledged in the first amendment completed between the Company and Lilly in Q3 2019, the Company earned and received a CHF 30 million milestone payment related to the right-of-use license for IP. The Company recognized contract revenues in Q3 2019 as there were no further constraints related to this milestone. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Lilly and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

Anti-Abeta antibody in AD – 2006 agreement with Genentech

In November 2006, we signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal therapeutic antibody targeting misfolded Abeta. The agreement was amended March 2009, January 2013, May 2014 and May 2015). The agreement also provides for the development of a second therapeutic product for a non-Alzheimer’s disease indication based on the same intellectual property and anti-Abeta antibody compound. The value of this partnership is potentially greater than USD 340 (CHF 333) million.

The term of the agreement commenced on the Effective Date and, unless sooner terminated by mutual agreement or pursuant to any other provision of the agreement, terminates on the date on which all obligations between the Parties with respect to the payment of milestones or royalties with respect to Licensed Products have passed or expired. Either party may terminate the agreement for any material breach by the other Party, provided a cure period of 90 days from the date that notice is given.

Genentech commenced a first Phase 3 clinical study in March 2016 for crenezumab (CREAD). In March 2017, Genentech started a second Phase 3 clinical trial (CREAD 2). Since 2013, Crenezumab is also studied in a Phase 2 trial in individuals who carry the PSEN1 E280A autosomal-dominant mutation and do not meet the criteria for mild cognitive impairment due to AD or dementia due to AD and are, thus, in a preclinical phase of AD (autosomal dominant AD (ADAD)). In 2019, Genentech initiated a Tau Positron Emission Tomography (PET) substudy to the ongoing Phase 2 trial in ADAD to evaluate the effect of crenezumab on tau burden which may also increase the understanding of disease progression in the preclinical stage of ADAD.

If crenezumab receives regulatory approval, we will be entitled to receive royalties that are tied to annual sales volumes with different royalty rates applicable in the U.S. and Europe. To date, we have received total milestone payments of USD 65 million (CHF 70.1 million) comprised of a USD 25 (CHF 31.6) million upfront payment and USD 40 (CHF 38.2) million for clinical development milestones achieved all in prior to January 1, 2017. Genentech may terminate the agreement at any time by providing three months’ notice to us. In such event all costs incurred are still refundable.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Genentech is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) conduct of research under a research plan. The Company considered the research and development capabilities of Genentech and Genentech’s right to sublicense to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research does not significantly impact or modify the licenses’ granted functionality.

At execution of the agreement, the transaction price included the USD 25 (CHF 31.6) million upfront consideration received. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestone payments since inception totaling USD 40 (CHF 38.2) million. The Company could receive greater than USD 275 (CHF 269) million or more for further regulatory milestones for this exclusive, worldwide alliance. In assessing that future regulatory milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to royalties will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

On January 30, 2019, we announced that Roche, the parent of Genentech, is discontinuing the CREAD and CREAD 2 (BN29552 and BN29553) Phase 3 studies of crenezumab in people with prodromal to mild sporadic AD. The decision came after an interim analysis conducted by the Independent Data Monitoring Center (“IDMC”) indicated that crenezumab was unlikely to meet its primary endpoint of change from baseline in Clinical Dementia Rating-Sum of Boxes (CDR-SB) Score. This decision was not related to the safety of the investigational product. No safety signals for crenezumab were observed in this analysis and the overall safety profile was similar to that seen in previous trials.

Crenezumab continues to be studied in the Phase 2 preventive trial, which began in 2013, of cognitively healthy individuals in Columbia who carry the PSEN1 E280A autosomal-dominant mutation and are in a preclinical phase of ADAD. This study will determine if treating people carrying this mutation with crenezumab prior to the onset of AD symptoms will slow or prevent the decline of cognitive and functional abilities.

For the years ended December 31, 2019, 2018 and 2017, we have recognized no revenues from this arrangement.

Anti-Tau antibody in AD – 2012 agreement with Genentech

In June 2012, we entered into a second agreement with Genentech to research, develop and commercialize our anti-Tau antibodies for use as immunotherapeutics and diagnostics. The agreement was amended in December 2015. The value of this exclusive, worldwide alliance is potentially greater than CHF 400 million and includes upfront and clinical, regulatory and commercial milestone payments. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the mid-single digits to the high-single digits. The agreement also provides for collaboration on at least an additional therapeutic indication outside of Alzheimer’s disease built on the same anti-Tau antibody program as well an anti-Tau diagnostic products for Alzheimer’s disease.

The term of the agreement commenced on the Effective Date and, unless sooner terminated by mutual agreement or pursuant to any other provision of the agreement, terminates on the date on which all obligations between the Parties with respect to the payment of milestones or royalties with respect to Licensed Products have passed or expired. Either party may terminate the agreement for any material breach by the other Party, provided a cure period of 90 days from the date that notice is given.

To date, we have received payments totaling CHF 59 million, including a CHF 14 million milestone payment received and recognized in Q4 2017 associated with the first patient dosing in a Phase 2 clinical trial for AD with an anti-Tau monoclonal body known as semorinemab, a CHF 14 million milestone payment recognized in Q2 2016 and received in July 2016, associated with the announcement of the commencement of the Phase 1 clinical study of semorinemab and a CHF 14 million milestone payment received in 2015 in connection with the ED-GO decision. As we met all performance obligations on reaching these milestones, we have recognized revenue in the respective periods. Genentech may terminate the agreement at any time by providing three months’ notice to us.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Genentech is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) conduct of research under a research plan. The Company considered the research and development capabilities of Genentech and Genentech’s right to sublicense to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research does not significantly impact or modify the licenses’ granted functionality.

At execution of the agreement, the transaction price included CHF 17 million upfront consideration received. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestones since inception totaling CHF 42 million. The Company could also receive up to an additional CHF 368.5 million in clinical, regulatory and commercial milestones. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2019, 2018 and 2017, we have recognized nil, nil and CHF 14 million from this arrangement, respectively.

Tau Vaccine in AD – 2014 agreement with Janssen Pharmaceuticals

In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc. (“Janssen”) one of the Janssen Pharmaceutical Companies of Johnson & Johnson, to develop and commercialize therapeutic anti-Tau vaccines for the treatment of AD and potentially other Tauopathies. The value of this partnership is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low-double digits to the mid-teens. In April 2016, July 2017, January 2019 and November 2019, the companies entered into the First, Second, Third and Fourth amendments, respectively. These amendments allow for the alignment of certain payment and activity provisions with the Development Plan and Research Plan activities. We and Janssen will co-develop second generation lead therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a completion. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b. From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the second generation vaccines.

Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the first Phase 1b clinical study in 2016 by providing 90 days’ notice to us. If not otherwise terminated, the agreement shall continue until the expiration of all royalty obligations as outlined in the contract.

The agreement also allows for the expansion to a second indication based on the same anti-Tau vaccine program and based on intellectual property related to this program.

The Company received a CHF 25.9 million upfront, non-refundable license fee which we recognized as revenue in 2014. In May 2016, we received a CHF 4.9 million payment for reaching a clinical milestone in the first Phase 1b study. As we met all performance obligations on reaching the milestone, we have recognized this income as revenue.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Janssen is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) research and development services including a Development and CMC work plan. The Company considered the research and development capabilities of Janssen, Janssen’s right to sublicense, and the fact that the research and development services are not proprietary and can be provided by other vendors, to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research and development services does not significantly impact or modify the licenses’ granted functionality. Based on these assessments, the Company identified the license and the research and development services as the performance obligations at the inception of the arrangement, which were deemed to be distinct in the context of the contract.

At execution of the agreement, the transaction price included only the CHF 25.9 million upfront consideration received. At inception, none of the clinical, regulatory or commercial milestones has been included in the transaction price, as all milestone amounts were fully constrained. The Company did receive a CHF 4.9 million payment for reaching a clinical milestone in the first Phase 1b study in May 2016. The Company could also receive up to more than CHF 458 million in clinical, regulatory and commercial milestones as well as tiered, low-double digit to mid-teen royalties on aggregate net sales of products. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Janssen and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2019, 2018 and 2017, we have recognized revenues totaling CHF 1.2 million, CHF 2.2 million and CHF 1.2 million, respectively.

Tau-PET imaging agent in AD –2014 agreement with Life Molecular Imaging (formerly Piramal Imaging SA)

In May 2014, we entered into an agreement, our first diagnostic partnership, with Life Molecular, the former Piramal Imaging SA. The partnership with Life Molecular is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein Positron Emission Tomography (PET) tracers supporting the early diagnosis and clinical management of AD and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 159 (CHF 175) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low double digits. Life Molecular may terminate the LCA at any time by providing three months’ notice to us.

In connection with this agreement, AC Immune received a EUR 500 (CHF 664) thousand payment which was fully recognized in 2015. In Q1 2017, we recorded a EUR 1 (CHF 1.1) million milestone related to the initiation of “Part B” of the first-in-man Phase 1 study. In Q3 2019, the Company recognized EUR 2 (CHF 2.2) million in connection with the initiation of a Phase 2 Trial of Tau-PET Tracer in patients with mild cognitive impairment (MCI) and mild to moderate AD in comparison with non-demented control (NDC) participants. The Company is eligible to receive variable consideration related to the achievement of certain clinical milestones totaling EUR 8 (CHF 9) million should the compound make it through Phase 3 clinical studies. We are also eligible to receive potential regulatory and sales based milestones totaling EUR 148 (CHF 162) million. Finally, the Company is eligible for royalties from the mid-single digits to low-double digits.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Life Molecular is a customer. The Company has identified that the right-of-use license as the only performance obligation. The Company determined that transaction price based on the defined terms allocated to each performance obligation specified in the contract.

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

For the years ended December 31, 2019, 2018 and 2017, the Company has recognized CHF 2.2 million, nil and CHF 1.1 million, respectively.

Alpha-synuclein and TDP-43 PET tracers in AD – 2016 agreement with Biogen

On April 13, 2016, we entered into a non-exclusive research collaboration agreement with Biogen International GmbH, (“Biogen”). Under the agreement, we and Biogen have agreed to collaborate in the research and early clinical development of our alpha-synuclein PET tracer program for Parkinson’s disease and other synucleinopathies, and a second program for the identification, research and development of novel PET ligands against TDP-43, a protein recently linked to neurodegeneration in diseases such as amyotrophic lateral sclerosis (ALS). In addition, we have agreed to share the costs of the collaboration, with Biogen primarily funding the majority of research costs, subject to a cap, which includes an upfront technology access fee and funding towards research and development personnel. We own all intellectual property rights to any invention relating to alpha-synuclein or TDP-43 PET tracers.

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

For the years ended December 31, 2019, 2018 and 2017, the Company has recognized CHF 1.1 million, CHF 4.0 million and CHF 3.9 million, respectively. This collaboration ended in April 2019.

Recombinant protein therapeutic candidate –2017 agreement with Essex Bio-Technology Limited

On May 19, 2017, we entered into a Research Project agreement with Essex to develop a recombinant protein therapeutic candidate acting on a unique neuroprotective mechanism for treatment of neurological diseases, such as AD and FTLD. Essex will provide joint research commitment as well as financial support to AC Immune for the pre-IND development of the biological agent.

As part of this agreement, the parties have agreed to an initial two-year Research Plan, which intends to develop a basic Fibroblast Growth Factor as a therapeutic for the treatment of neurodegenerative diseases and to generate novel antibody therapeutics.

Subject to the terms of this agreement, Essex and the Company have the right to terminate by providing 60 days’ notice to the other Party. Otherwise, the agreement shall remain in force until the later of the (i) completion of the Research and Development program or (ii) five years from the Effective date.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Essex Bio-Technology is a customer. AC Immune has identified that its performance obligation is for full-time employees to provide research support.

The transaction price consists of the contractual amounts to recognize for the full-time employee charges. For the full-time employee charges, we recorded revenues throughout the period based on the contractual rates over the service period as this best depicts the transfer of control to Essex.

The transaction price consists of the contractual amounts to recognize for the full-time employee charges. For the full-time employee charges, we recorded revenues throughout the period based on the contractual rates over the service period as this best depicts the transfer of control to Essex. For the years ended December 31, 2019, 2018 and 2017, the Company has recognized CHF 0.4 million, CHF 0.7 million and CHF 0.1 million, respectively.

Grants from the Michael J. Fox Foundation

On September 16, 2017, we formally signed a grant continuation with the Michael J. Fox Foundation for Parkinson’s disease research (“MJFF”). This grant provides funds for the development of PET tracers for pathological forms of the protein alpha-synuclein, to support the early diagnosis and clinical management of Parkinson’s disease. We have since received two additional grants. The first in November 2018 was to conduct a first-in-human (“FiH”) study in 2019. This grant aimed to facilitate the execution of a FiH study for a potential alpha-synuclein PET tracer (“PET tracer”) with the current lead compound. The second in August 2019 is a supplement for the further development of the PET tracer. The Company retains its intellectual property rights for these programs.

As part of both the November 2018 and August 2019 grants, the MJFF expects that AC Immune will complete tasks according to the agreed timelines. AC Immune’s funding is variable depending on the satisfactory achievement of specific tasks. The Company identified various milestones to achieve and these are outputs of the Company’s standard services to develop its PET tracer. The services themselves over time are considered the performance obligation and not each a distinct performance obligation. Therefore, AC Immune has determined it has one performance obligation in the arrangement: the clinical and regulatory services in support of the development of the alpha-synuclein PET tracer.

The transaction price consists of the contractual amount of CHF 0.3 million and CHF 0.6 million for the two grants, respectively which is allocated to the services performed. However, the consideration is variable dependent upon AC Immune’s completion of key milestones. Using the most likely amount method, AC Immune assessed the project funding and likelihood of milestone obtainment. Our deliverables under the November 2018 grant have been completed. Management estimated a 100% likelihood of completing all milestones under the terms of the August 2019 grant and no discount of the transaction price is taken. The Company therefore recognizes the revenues associated with these grants as services are performed. Quarterly, the Company estimates its progress and whether to constrain further revenue recognition. There are no constraints assessed as of December 31, 2019.

For the years ended December 31, 2019, 2018 and 2017, the Company has recognized CHF 0.6 million, CHF 0.3 million and CHF 0.1 million, respectively.

13.	Expenses by category

Research and Development

	For the Years Ended December 31,
in CHF thousands	2019	2018	2017
Operating expenses	37,465	32,921	23,822
Payroll expenses	12,382	10,662	8,552
Share-based compensation	585	694	289
Total research and development expenses	50,432	44,277	32,663

General and Administrative

	For the Years Ended December 31,
in CHF thousands	2019	2018	2017
Operating expenses	6,637	4,903	3,857
Payroll expenses	7,172	5,740	4,984
Share-based compensation	2,249	1,824	1,290
Total general and administrative expenses	16,058	12,467	10,131

Financial Result, net

	For the Years Ended December 31,
in CHF thousands	2019	2018	2017
Interest income/(expense)	(1,590)	(269)	184
Change in fair value of conversion feature	4,542	—	—
Foreign currency remeasurement gain/(loss), net	(2,013)	(1,194)	(4,049)
Other finance income/(expense)	(33)	62	(7)
Finance result, net	906	(1,401)	(3,872)

The CHF 4.5 million gain on the conversion feature related to the Company’s convertible loan due to Lilly. This gain was mainly related to the change in value of the shares between the share price determined in the convertible loan and the share price at the date of the conversion. Additionally, the Company incurred CHF 1.6 million in net interest expense of which CHF 1.4 million was effective interest recorded to amortize the host debt per the convertible loan due to Lilly.

14.	Related-party transactions

Key management, including the Board of Directors (seven individuals excluding the CEO) and the Executive Management (five individuals including the CEO), compensation was:

	For the Years Ended December 31,
in CHF thousands	2019	2018	2017
Short-term employee benefits	3,526	2,681	2,463
Post-employment benefits	215	160	166
Share-based compensation	2,155	1,683	1,267
Total	5,896	4,524	3,896

In 2018, as part of the Company’s subscription rights offering, a major shareholder and members of the Board and Executive Management purchased an aggregate of 614,147 of the Company’s common shares on the same basis and otherwise on the same terms as the other participants in such rights offering.

15.	Income taxes

The Company recognized no income tax expense or deferred tax asset or liability positions for the years ended December 31, 2019, 2018, and 2017.

The income tax expense for each year can be reconciled to loss before tax as follows:

	For the Years Ended December 31,
in CHF thousands	2019	2018	2017
Income/(loss) before income tax	45,442	(50,951)	(26,411)
Tax expense/(benefit) calculated at the statutory rate of 13.6% (20.6% for 2018 and 20.5% for 2017)	6,194	(10,507)	(5,420)
Permanent differences	(62)	334	40
Effect of unused tax losses and tax offsets not recognized as deferred tax assets	(6,132)	10,173	5,380
Effective income tax rate benefit/(expense)	—	—	—

The tax rate used for the 2019 reconciliations above is the corporate tax rate of 13.6% (20.6%: 2018 and 20.5%: 2017) payable by corporate entities in the Canton of Vaud, Switzerland on taxable profits under tax law in that jurisdiction.

	As of December 31,
in CHF thousands	2019	2018	2017
Unrecognized deductible temporary differences, unused tax losses and unused tax credits
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:
- Tax losses	64,125	109,294	62,575
- Deductible temporary differences related to:
Right-of-use assets and lease liabilities, net	—	—	—
Retirement benefit plan	7,485	5,665	4,926

Total	71,610	114,959	67,501

Deductible temporary differences do not expire. Tax losses expiry dates are shown in the table below:

	As of December 31,
in CHF thousands	2019	2018	2017
Tax losses split by expiry date

December 31, 2018	—	—	2,175
December 31, 2019	—	16,566	16,566
December 31, 2020	—	10,338	10,338
December 31, 2021	—	—	—
December 31, 2022	—	—	—
December 31, 2023	—	7,628	7,628
December 31, 2024	15,231	25,868	25,868
December 31, 2025	48,894	48,894	—
December 31, 2026	—	—	—
Total	64,125	109,294	62,575

The tax losses available for future offset against taxable profits have decreased by CHF 45.2 million from 2018, representing the amount of tax losses used in 2019.

 Consistent with prior years, the Company has not recorded any deferred tax assets in relation to the past tax losses available for offset against future profits as the recognition criteria have not been met at the balance sheet date.

16.	Retirement benefit plan

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

As of January 1, 2019 the Company changed from a fully insured plan to a plan where the company now bears investment and old age risks. The new plan has a higher statutory coverage ratio, which led to an increase in plan assets of 10% (CHF 1.2 million), which is presented in the table under B as part of the line “return on plan assets excluding interest income.”

The following table sets forth the status of the defined benefit pension plan and the amount that is recognized in the balance sheet:

	As of December 31,
in CHF thousands	2019	2018	2017
Defined benefit obligation	(26,624)	(17,942)	(14,278)
Fair value of plan assets	19,139	12,277	9,352
Total liability	(7,485)	(5,665)	(4,926)

The following amounts have been recorded as net pension cost in the statement of income:

	For the Years Ended December 31,
in CHF thousands	2019	2018	2017
Service cost	1,313	1,095	912
Interest cost	195	100	81
Interest income	(133)	(65)	(55)
Net pension cost	1,375	1,130	938

The changes in defined benefit obligation, fair value of plan assets and unrecognized gains/(losses) are as follows:

A.	Change in defined benefit obligation

	For the Years Ended December 31,
in CHF thousands	2019	2018	2017
Defined benefit obligation as of January 1	(17,942)	(14,278)	(11,596)
Service cost	(1,313)	(1,095)	(912)
Interest cost	(195)	(100)	(81)
Change in demographic assumptions	1,138	—	—
Change in financial assumptions	(2,171)	750	—
Change in experience assumptions	(2,003)	(888)	(735)
Benefits deposited	(3,382)	(1,710)	(426)
Employees’ contributions	(756)	(621)	(528)
Defined benefit obligation as of December 31	(26,624)	(17,942)	(14,278)

B.	Change in fair value of plan assets

	For the Years Ended December 31,
in CHF thousands	2019	2018	2017
Fair value of plan assets as of January 1	12,277	9,352	7,798
Interest income	133	65	55
Employees’ contributions	756	621	528
Employer’s contributions	859	693	590
Benefits deposited	3,382	1,710	426
Return on plan assets excluding interest income	1,732	(164)	(45)
Fair value of plan assets as of December 31	19,139	12,277	9,352

Expected contributions by the employer to be paid to the post-employment benefit plans during the annual period beginning after the end of the reporting period amount to approximately CHF 930 thousand.

C.	Change in net defined benefit liability

	For the Years Ended December 31,
in CHF thousands	2019	2018	2017
Net defined benefit liabilities as of January 1	5,665	4,926	3,798
Net pension cost through statement of income	1,375	1,130	938
Re-measurement through other comprehensive loss	1,304	302	780
Employer’s contribution	(859)	(693)	(590)
Net defined benefit liabilities as of December 31	7,485	5,665	4,926

D.	Change in other comprehensive loss

	For the Years Ended December 31,
in CHF thousands	2019	2018	2017
Other comprehensive loss as of January 1	(4,283)	(3,981)	(3,201)
Effect of changes in demographic assumptions	1,138	—	—
Effect of changes in financial assumptions	(2,171)	750	—
Effect of changes in experience assumptions	(2,003)	(888)	(735)
Return on plan assets excluding interest income	1,732	(164)	(45)
Other comprehensive loss as of December 31	(5,587)	(4,283)	(3,981)

The fair value of the plan assets is the cash surrender value of the insurance with AXA. The investment strategy defined by the board of trustees follows a conservative profile.

The plan assets are primarily held within instruments with quoted market prices in an active market, with the exception of real estate and mortgages.

The weighted average duration of the defined benefit obligation is 19.3 and 20.5 years as of December 31, 2019 and 2018 respectively.

 The actuarial assumptions used for the calculation of the pension cost and the defined benefit obligation of the defined benefit pension plan for the years ended December 31, 2019, 2018 and 2017, respectively are as follows:

	For the Years Ended December 31,
	2019	2018	2017
Discount rate	0.20%	0.90%	0.70%
Rate of future increase in compensations	1.75%	1.50%	1.50%
Rate of future increase in current pensions	0.00%	0.50%	0.50%
Interest rate on retirement savings capital	0.50%	0.90%	0.70%
Mortality and disability rates	BVG 2015-CMI	BVG 2015G	BVG 2015G

In defining the benefits, the minimum requirements of the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG) and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits.

A quantitative sensitivity analysis for significant assumptions as of December 31, 2019 is shown below:

	Discount rate		Future salary increase		Future pension cost		Interest rate on savings capital
Assumptions	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	in CHF thousands
Potential defined benefit obligation	24,248	29,396	27,317	25,930	27,993	25,393	27,447	25,848
Decrease/(increase) from actual defined benefit obligation	2,376	(2,772)	(693)	694	(1,369)	1,231	(823)	776

The sensitivity analyses above is subject to limitations and has been determined based on a method that extrapolates the impact on net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

17.	Share-based compensation

Share based option awards

Through the year ended December 31, 2019, there are equity-based instruments outstanding that the Company has granted under four different plans.

The Company’s 2016 Share Option and Incentive Plan (“Plan”) was approved by the shareholders at the Ordinary Shareholder’s meeting in November 2016. The 2016 Plan authorizes the grant of incentive and non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, performance share awards, performance-based awards to covered employees and dividend equivalent rights. The Company only grants equity-based instruments from this Plan as of December 31, 2019.

The following table summarizes equity settled share option grants since inception under each plan:

PLAN	Number of options awarded (since inception)	Vesting conditions	Contractual life of options
Share option plan A	362,750	At grant	15.5 years
Share option plan B	819,000	At grant	10.5 years
Share option plan C1	6,775,250	4 years’ service from grant date	10 years
2016 Share Option and Incentive Plan:
Executives and Directors	1,208,522	4 years’ service from the date of grant, quarterly	10 years
Employees	605,952	4 years’ service from the date of grant, annually	10 years

The number and weighted average exercise prices (in CHF) of options under the share option programs for Plans A, B, C1 and 2016 share option and incentive plan are as follows:

	Number of Options	Weighted Average Exercise Price (CHF)	Weighted Average Remaining Term (Years)
Outstanding at January 1, 2017	1,687,900	0.15	5.6
Forfeited during the year	(1,750)	0.15	—
Cancelled during the year	(31,250)	0.15	—
Exercised during the year	(571,775)	0.15	—
Granted during the year	276,766	9.70	—
Outstanding at December 31, 2017	1,359,891	2.09	5.8
Exercisable at December 31, 2017	900,474	0.39	4.3
Outstanding at January 1, 2018	1,359,891	2.09	5.8
Forfeited during the year	(73,624)	9.16	—
Exercised during the year	(151,814)	0.15	—
Granted during the year	484,403	9.79	—
Outstanding at December 31, 2018	1,618,856	4.25	6.3
Exercisable at December 31, 2018	932,175	1.25	4.4
Outstanding at January 1, 2019	1,618,856	4.25	6.3
Forfeited during the year	(73,699)	6.71	—
Exercised during the year	(616,833)	0.15	—
Granted during the year	1,053,305	5.24	—
Outstanding at December 31, 2019	1,981,629	5.93	8.3
Exercisable at December 31, 2019	602,218	4.94	6.5

The outstanding stock options as of December 31, 2019 have the following range of exercise prices. In fiscal year 2018, we began to grant awards solely with USD denominated exercise prices and discontinued granting awards with a CHF denominated exercise price.

	Total Options	Range of Expiration Dates
Range of Exercise Prices
CHF 0.15	301,750	2020-2026
CHF 9.53	234,355	2027
USD 5.15 to USD 12.30	1,445,524	2028-2029
Total outstanding options	1,981,629

The weighted average exercise price for options granted in 2019, 2018 and 2017 is USD 5.41 (CHF 5.24), USD 9.97 (CHF 9.79) and CHF 9.70, respectively. The range of exercise prices for outstanding options was CHF 0.15 to CHF 9.53 for awards previously granted in CHF and USD 5.15 to USD 12.30 for awards granted in USD as of December 31, 2019.

Prior to the IPO, the exercise price was set by the Board of Directors. The volatility is based on the historical trend of an appropriate sample of companies operating in the biotech and pharmaceutical industry. The risk-free interest rate is based on the CHF swap rate for the expected life of the option. The weighted average share price of common share options exercised in 2019 is USD 4.36 (CHF 4.22).

The weighted average grant date fair values of the options granted in 2019, 2018 and 2017 are USD 3.71 (CHF 3.59), USD 6.66 (CHF 6.54) and CHF 7.29, respectively. The following table illustrates the weighted-average assumptions for the Black-Scholes option-pricing model used in determining the fair value of these awards:

	For the Years Ended December 31,
	2019	2018	2017
Exercise price	USD 5.15-5.54	USD 8.33-12.30	CHF 9.53-12.00
Share Price (weighted average)	5.41	9.87	8.77
Risk-free interest rate	0%	0%	0%
Expected volatility	80%	80%	80%
Expected term	6 years	6 years	6 years
Dividend yield	—	—	—

Restricted share awards

A summary of non-vested share awards (restricted share and restricted share units) activity as of December 31, 2019 and changes during the year then ended is presented below:

Grantee Type	Number of non-vested share awards granted	Vesting conditions	Contractual life of non-vested share awards
Restricted Share Units
Directors	83,864	1 year service from date of grant, annually	10 years
Executives	110,839	4 years’ service from the date of grant, quarterly	10 years
Restricted Share Awards	4,023	2.75 years’ service from date of grant, quarterly	10 years

	Number of non-vested shares	Weighted average grant date fair value (CHF)
Non-vested at December 31, 2017	122,014	9.59
Forfeited during the year	(25,673)	9.48
Granted during the year	69,371	9.43
Vested during the year	(56,671)	9.60
Non-vested at December 31, 2018	109,041	9.51
Vested and expected to vest at December 31, 2018	64,012	9.65
Non-vested at December 31, 2018	109,041	9.51
Forfeited during the year	—	—
Granted during the year	—	—
Vested during the year	(66,278)	9.51
Non-vested at December 31, 2019	42,763	9.52
Vested and expected to vest at December 31, 2019	130,290	9.58

The Company did not grant restricted share awards in 2019. The weighted average grant date fair value of the restricted share awards granted (restricted shares and restricted share units) was CHF 9.43 and CHF 9.62 for the years ended December 31, 2018 and 2017, respectively. The weighted average grant date fair values of the non-

vested share awards as of the respective year end (restricted shares and restricted share units) was CHF 9.51 and CHF 9.59 for the years ended December 31, 2018 and 2017, respectively. These fair values of non-vested share awards granted have been determined using a reasonable estimate of market value of the common stock on the date of the award.

The expense charged against the income statement was CHF 2,834, CHF 2,518 thousand and CHF 1,579 thousand for the years ended December 31, 2019, 2018 and 2017, respectively. The expense is revised by the Company based on the number of instruments that are expected to become exercisable.

18.	Commitments and contingencies

In the normal course of business, we conduct product research and development programs through collaborative programs that include, among others, arrangements with universities, contract research organizations and clinical research sites. We have contractual arrangements with these organizations. As of December 31, 2019, external research projects included in the schedule below for 2020 total CHF 19.6 million that have been committed.

We lease our corporate, laboratory and other facilities under multiple operating leases at the EPFL Innovation Park in Ecublens, near Lausanne, Canton of Vaud, Switzerland. Our lease agreements have no termination clauses longer than a 12-month contractual notice period. For the commitments and contingencies related to 2018, the Company disclosed its committed lease obligations in accordance with IAS 17 Leases, which has been superseded in 2019 by IFRS 16 Leases. See Note 5 “Right-of-use assets and lease liabilities” for the contractual undiscounted cash flows for lease obligations.

	As of December 31,
in CHF thousands	2019	2018
Within one year	19,907	19,880
Between one and three years	12,993	6,995
Between three and five years	4,816	5,009
More than five years	2,193	1,190
Total	39,909	33,074

19.	Earnings per share

	For the Years Ended December 31,
	2019	2018	2017
	(in CHF thousands except for share and per share data)
Basic income/(loss) per share (EPS):
Numerator:
Net income/(loss) attributable to equity holders of the Company	45,442	(50,951)	(26,411)
Denominator:
Weighted-average number of shares outstanding to equity holders	70,603,611	61,838,228	57,084,295
Basic income/(loss) for the period attributable to equity holders	0.64	(0.82)	(0.46)

Numerator:
Net income/(loss) attributable to equity holders of the Company	45,442	(50,951)	(26,411)
Denominator:
Weighted-average number of shares outstanding to equity holders	70,603,611	61,838,228	57,084,295
Effect of dilutive securities from equity incentive plans	499,730	—	—
Weighted-average number of shares outstanding – diluted to equity holders	71,103,341	61,838,228	57,084,295
Diluted income/(loss) for the period attributable to equity holders	0.64	(0.82)	(0.46)

In periods for which we have a loss, basic net loss per share is the same as diluted net loss per share. We have excluded from our calculation of diluted loss per share all potentially dilutive in-the-money (i) share options and (ii) shares which were issued upon conversion of the convertible note as their inclusion would have been anti-dilutive. Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	As of December 31,
	2019	2018	2017
Share options issued and outstanding (in-the-money)	1,081,836	1,472,589	1,341,042
Restricted share awards subject to future vesting	—	109,041	122,014
Convertible shares	911,261	—	—
Total	1,993,097	1,581,630	1,463,056

20.	Financial instruments and risk management

The Company’s activities expose it to the following financial risks: market risk (foreign exchange and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The following table shows the carrying amounts of financial assets and financial liabilities:

	As of December 31,
in CHF thousands	2019	2018
Financial assets
Long-term financial assets	304	304
Other current receivables	304	236
Short-term financial assets	95,000	30,000
Cash and cash equivalents	193,587	156,462
Total financial assets	289,195	187,002

	As of December 31,
in CHF thousands	2019	2018
Financial liabilities
Long-term financing obligation	—	186
Long-term lease liabilities	1,813	—
Trade and other payables	142	1,979
Accrued expenses	11,797	10,420
Short-term financing obligation	652	332
Short-term lease liabilities	442	—
Total financial liabilities	14,846	12,917

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has a policy of matching its cash holdings to the currency structure of its expenses, which means that the Company holds predominately CHF, EUR and USD (see Note 6 “Cash and cash equivalents and financial assets”). In the Company’s statements of income/(loss) for the years ended December 31, 2019, 2018 and 2017 a loss of CHF 0.8 million, a loss of CHF 1.2 million and a loss of CHF 4.2 million, respectively, has been recognized within “Finance result, net.”

As of December 31, 2019, if the CHF had strengthened/weakened by 10% against the EUR and the USD with all other variables held constant, the net loss for the period would have been lower/higher by CHF 3.5 million (2018: CHF 3.0 million), mainly as a result of foreign exchange gains/losses on predominantly EUR/USD denominated cash and cash equivalents and short-term financial assets.

Interest rates

The Company’s CHF cash holdings (inclusive of those held in short-term financial assets) are subject to negative interest rates at certain counterparty thresholds. As of December 31, 2019, if the interest rates charged by the counterparties had increased/decreased by 10%, the net income for the period would have been higher/lower by less than CHF 0.1 million. Interest income and interest expense are recorded within Finance results, net in our statements of income/(loss).

Credit risk

The Company maintains a formal treasury risk and investment management policy to limit counterparty credit risk. As of December 31, 2019, the Company’s cash and cash equivalents and short-term financial assets are held with four financial institutions each with a high credit-rating assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Trade and other receivables are fully performing, not past due and not impaired (see Note 6 “Cash and cash equivalents and financial assets” and Note 8 “Other current receivables”).

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

The Company’s approach of managing liquidity is to ensure sufficient cash to meet its liabilities when due. Therefore, management closely monitors the cash position on rolling forecasts based on expected cash flow to enable the Company to finance its operations for at least 18 months. The Company has a financing obligation due to LuMind and projects CHF 0.7 million to be paid within 12 months from the reporting date. See Note 11 “Financing obligation” for further details. Additionally, the Company has CHF 0.1 million in Trade and other payables which are due within 12 months from the reporting date. Finally, as it relates to the Company’s lease liabilities please see Note 5 “Right-of-use assets and lease liabilities” for detail of when corresponding lease liabilities are due.

21.	Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to preserve the capital on the required statutory level in order to succeed in developing a cure against Alzheimer’s disease.

22.	Subsequent events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these financial statements, for appropriate accounting and disclosures. On March 20, 2020, the Company and Lilly entered into a second amendment to replace the second CHF 30 million to be paid on or before March 31, 2020 with two milestone payments, a CHF 10 million milestone payment to be paid on or before March 31, 2020 and a CHF 60 million milestone payment following the first patient dosed in a Phase 2 clinical study of a licensed product in the U.S. or European Union.

Additionally, the potential disruption of the coronavirus outbreak on the Company’s business operations will depend on certain developments, including the duration, spread and severity of the outbreak. As of March 30, 2020, the Company is actively implementing specific precautionary measures to mitigate any potential disruptions accordingly.

The Company has determined that there were no other such events that warrant disclosure or recognition in these financial statements.