Form 20-F
period 2020-12-31
AC Immune SA
filed 2021-03-23
CIK 1651625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

1

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

Common shares: 71,936,738

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

2

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC. 7262(b)) by the registered public accounting firm that prepared or issued its audit report

☐ Yes      ☒ No

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

3

AC IMMUNE SA

4

5

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F (the “Annual Report”) to “AC Immune” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to AC Immune SA. The Company owns various registered and unregistered trademarks, for some of which formal protection has been obtained or is being sought, including Morphomer™, SupraAntigen™ and its corporate name, logo and Nasdaq Global Market symbol. All other trademarks, trade names and service marks of other companies appearing in this Annual Report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report may be referred to without the ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. The Company does not intend to use or display other companies’ trademarks and/or trade names to imply a relationship with, or endorsement or sponsorship of the Company by, any other companies.

Financial statements

Our financial statements are presented in Swiss Francs and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). None of the financial statements was prepared in accordance with generally accepted accounting principles in the United States (US). The terms “dollar” and “USD” refer to US dollars, and the terms “Swiss Franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions, and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key information – D. Risk factors” in this Annual Report. These risks and uncertainties include multiple factors:

•	the success of our and our collaboration partners’ clinical studies, and our and their ability to obtain and maintain regulatory approval and to commercialize ACI-35, semorinemab, Morphomer Tau, ACI-24 for Alzheimer’s disease (AD) and for Down syndrome-related AD (ACI-24 for DS), crenezumab, and PI-2620, our Tau-positron emission tomography (PET) imaging tracer and to a lesser extent our preclinical candidates;

•	the preclinical and clinical safety, efficacy and utility of our product candidates;

•	the ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;

•	our plans to research, develop and commercialize our product candidates;

•	the identification of serious adverse, undesirable or unacceptable side effects related to our product candidates;

•	our ability to maintain our current strategic relationships with our collaboration partners;

•	our ability to protect and maintain our, and not infringe on third parties’, intellectual property rights throughout the world;

•	our ability to raise capital when needed in order to continue our product development programs or commercialization efforts;

•	our ability to attract and retain qualified employees and key personnel;

•	the acceptance by the Food and Drug Administration (FDA) and applicable foreign regulatory authorities of data from studies that we and our collaboration partners conduct within and outside the US now and in the future;

•	our foreign private issuer status, the loss of which would require us to comply with the Exchange Act’s domestic reporting regime, and cause us to incur significant legal, accounting and other expenses;

•	our incorporation in Switzerland, the laws of which govern our corporate affairs and may differ from those applicable to companies incorporated in the US; and

•	the other risk factors discussed under “Item 3. Key information – D. Risk factors.”

These forward-looking statements are applicable only as of the date of this Annual Report, and are subject to a number of risks, uncertainties and assumptions described under the sections in this Annual Report entitled “Item 3. Key information—D. Risk factors” and “Item 5. Operating and financial review and prospects,” and elsewhere in this Annual Report. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and senior management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

Not applicable.

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

The below provides a summary of our principal risk factors:

Risks related to our business:

•	We depend heavily on the success of our clinical and, to a lesser extent, preclinical products:

a.	Our ability to generate product revenues, which we do not expect to occur for several years, will depend on clinical and regulatory success which have low probabilities of success in the central nervous system (CNS) space in which we operate.

•	Results of early preclinical and clinical studies may not be predictive of future results:

a.	Products that show positive or timely preclinical or early clinical results may not show sufficient safety or efficacy in later-stage clinical studies and therefore may fail to obtain regulatory approvals.

•	Our products may not gain market acceptance or may be preempted by competitors:

a.	Even if our products obtain regulatory approval, they may not be accepted by healthcare providers, patients or the medical community.

b.	Our success is dependent on the ability to discover, develop and obtain marketing approval for our products. We face and will continue to face intense competition from a variety of businesses, including large fully integrated biopharmaceutical and pharmaceutical companies and others that may have greater financial, technical and human resources.

c.	A competitor may enter with a generic of an approved innovator product.

•	We may not be successful in using and expanding our Morphomer and SupraAntigen proprietary technology platforms.

•	We operate in highly competitive and rapidly changing industries, which may result in others discovering, developing or commercializing competing products before or more successfully than we do.

•	Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel including members of our Executive Committee.

Risks related to our relationships with third parties:

•	If we fail to maintain, or realize the benefits from, our current strategic relationships with our current and potential future license and collaboration partners our financial condition may be materially adversely affected.

•	We may seek to form additional strategic alliances in the future with respect to our product candidates, and if we do not realize the benefits of such alliances, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

•	Our collaboration agreements may make us an attractive acquisition target under certain circumstances.

Risks related to intellectual property:

•	We or our licensing or collaboration partners may not have sufficient patent terms to protect our products and business effectively which may adversely affect our product sales and technology development.

•	If we fail to comply with the obligations to obtain and maintain patent protection such as compliance with intellectual property agreements, including those under which we license intellectual property and other rights to or from third parties, or otherwise experience disruptions to our business relationships with our licensees, our licensors and partners, we could lose intellectual property rights that are important to our business.

•	We may be subject to claims challenging the inventorship of our patents and other intellectual property.

Risks related to our financial condition and capital requirements:

•	We are a clinical stage biopharmaceutical company with a history of losses. We anticipate incurring losses for the foreseeable future. As such, if we fail to obtain additional funding via product revenues, license and collaboration agreement, equity offerings or other forms of financing, we may need to delay, reduce or eliminate certain of our product development programs.

Risks related to the regulatory environment:

•	We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

•	Even if we obtain regulatory approvals in one jurisdiction, we may not be able to obtain approval in other jurisdictions. Additionally, we will be subject to ongoing obligations and review which may result in significant additional expense.

•	We have conducted and may in the future conduct clinical studies for our drug candidates outside the US, and the FDA and applicable foreign regulatory authorities may not accept data from such studies.

•	Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

Risks related to our common shares:

•	We have limited free float in our common shares which may have a negative impact on the liquidity and market price of our common shares.

•	Certain of our existing shareholders exercise significant control over us, and your or other shareholders’ interests may conflict with the interests of our existing shareholders.

•	We are a Swiss corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of US jurisdictions.

•	We are a foreign private issuer (FPI) and, as a result, we are not subject to US proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a US domestic public company.

•	As an FPI and as permitted by the listing requirements of Nasdaq, we rely on certain home country governance practices rather than the corporate governance requirements of Nasdaq. Should we lose our FPI status, we would be required to comply with the Exchange Act’s domestic reporting regime, which would cause us to incur significant legal, accounting and other expenses.

•	We believe that it is likely that we were a “passive foreign investment company,” (PFIC) for US federal income tax purposes in 2020, and may also be a PFIC in 2021 or later years. If we were a PFIC in 2020 or are a PFIC in 2021 or any later year, US shareholders could be subject to adverse US federal income tax consequences.

Risks related to our business

We depend heavily on the success of our clinical and, to a lesser extent, preclinical products. Our clinical product candidates include ACI-35, semorinemab, Morphomer Tau, ACI-24 for AD and for DS, crenezumab and PI-2620. If our clinical studies are unsuccessful, if we or our collaboration partners do not obtain regulatory approval or if we or our collaboration partners are unable to commercialize ACI-35, semorinemab, Morphomer Tau, ACI-24 for AD and for DS, crenezumab and PI-2620, or if we experience significant delays in doing so, our business, financial condition and results of operations will be materially adversely affected.

We currently have no products approved for sale and have invested a significant portion of our efforts and financial resources in the development of ACI-35, semorinemab, Morphomer Tau, ACI-24 for AD and for DS, crenezumab and PI-2620, all of which are in clinical development as well as other preclinical candidates. Our ability to generate product revenues, which we do not expect will occur for at least the next several years, if ever, will depend heavily on successful clinical development, obtaining regulatory approval and eventual commercialization of these product candidates. In this regard, we rely heavily on our collaboration partners for clinical development of certain of our product candidates, and they may choose to discontinue the clinical development process in certain cases. For example, in January 2019, Roche, the parent of our collaboration partner, discontinued the CREAD and CREAD 2 Phase 3 studies of crenezumab in patients with prodromal-to-mild sporadic AD. The decision came after an interim analysis was conducted by the Independent Data Monitoring Committee (IDMC). The IDMC analysis indicated that crenezumab was unlikely to meet its primary endpoint of change from baseline in Clinical Dementia Rating-Sum of Boxes (CDR-SB) Score. However, the Phase 2 development of crenezumab continues in a preventive trial in Colombia of cognitively healthy individuals with a risk of developing AD. In addition, we currently generate no revenues from sales of any drugs or diagnostics, and we may never be able to develop or commercialize a marketable drug or diagnostic. The success of our current and future product candidates will depend on several factors, including the following:

•	completing preclinical and clinical studies that demonstrate the efficacy, safety and clinical utility of our preclinical and product candidates;

•	receiving marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities;

•	launching commercial sales, marketing and distribution operations;

•	acceptance of our product candidates by patients, the medical community and third-party payors;

•	a continued acceptable safety profile following approval;

•	competing effectively with other therapies or diagnostic approaches; and

•	obtaining, maintaining, enforcing and defending our intellectual property rights and claims and not infringing on third parties’ intellectual property rights.

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

Positive or timely results from preclinical or early-stage clinical studies do not ensure positive or timely results in late-stage clinical studies or product approval by the US FDA, the European Medicines Agency (EMA), or comparable foreign regulatory authorities. Products that show positive preclinical or early clinical results may not show sufficient safety or efficacy in later-stage clinical studies and therefore may fail to obtain regulatory approvals. In addition, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their product candidates performed satisfactorily in preclinical and clinical studies have nonetheless failed to obtain marketing approval for the product candidates. The FDA, the EMA and comparable foreign regulatory authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe that the data collected from clinical studies of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA or any other regulatory authority.

In some instances, there can be significant variability in safety and/or efficacy results between different studies of the same product candidate due to numerous factors, including changes in study procedures set forth in protocols, differences in the size and type of the patient populations, adherence to the dosing regimen and other study protocols, and the rate of dropout among clinical study participants. In the case of our later-stage clinical product candidates, results may differ in general on the basis of the larger number of clinical study sites and the additional countries and languages involved in these clinical studies.

Clinical studies may include subject-reported outcomes, some of which may be captured with electronic diaries. We have no assurance and cannot rely on past experience that the high frequency of questioning is not influencing the measured outcome. In addition, low compliance with daily reporting requirements may impact the studies’ validity or statistical power. We cannot assure you that any Phase 2, Phase 3 or other clinical studies that either we or our collaboration partners may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates.

If we or our collaboration partners are required to conduct additional clinical studies or other testing of any of our current or future product candidates that we or our collaboration partners develop, beyond the studies and testing that we or our collaboration partners contemplate, if we or our collaboration partners are unable to successfully complete clinical studies of our product candidates or other testing, if the results of these studies or tests are unfavorable or are only modestly favorable, or if there are safety concerns associated with our current or future product candidates, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;

•	be subject to conditional approval or otherwise to additional post-marketing studies or other requirements; or

•	remove the product from the market after obtaining marketing approval.

Our product development costs will also increase if we experience delays in testing or receiving marketing approvals and we may be required to obtain additional funds to complete clinical studies. We cannot assure you that our clinical studies will begin as planned or be completed on schedule, if at all, or that we will not need to amend our studies after they have begun. Significant clinical study delays could also shorten any periods during which we or our collaboration partners may have the exclusive right to commercialize our product candidates, or allow our competitors to bring products to market before we do, which may harm our business and results of operations. In addition, some of the factors that cause, or lead to, clinical study delays may ultimately lead to the denial of regulatory approval of our product candidates.

Additional competitors could enter the market with generic versions of our products, which may result in a material decline in sales of affected products.

Under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, a pharmaceutical manufacturer may file an abbreviated new drug application (ANDA), seeking approval of a generic copy of an approved innovator product. Under the Hatch-Waxman Act, a manufacturer may also submit a new drug application (NDA) under Section 505(b)(2) that references the FDA’s prior approval of the innovator product. A 505(b)(2) NDA product may be submitted for a new or improved version of the original innovator product. Hatch-Waxman also provides for certain periods of regulatory exclusivity, which preclude FDA approval (or in some circumstances, FDA filing and reviewing) of an ANDA or 505(b)(2) NDA. These include, subject to certain exceptions, the period during which an FDA-approved drug is subject to orphan-drug exclusivity. In addition to the benefits of regulatory exclusivity, an innovator NDA holder may have patents claiming the active ingredient, product formulation or an approved use of the drug, which would be listed with the product in the FDA publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” known as the “Orange Book.” If there are patents listed in the Orange Book, a generic or 505(b)(2) applicant that seeks to market its product before expiration of the patents must include in the ANDA what is known as a “Paragraph IV certification,” challenging the validity or enforceability of, or claiming non-infringement of, the listed patent or patents. Notice of the certification must also be given to the innovator, and if within 45 days of receiving notice the innovator, in order to protect its patents, sues the company that manufactures the generic, approval of the ANDA is stayed for 30 months, or as lengthened or shortened by the court.

Accordingly, if ACI-35, semorinemab, Morphomer Tau, ACI-24 for AD and for DS, crenezumab and PI-2620 are approved, competitors could file ANDAs for generic versions of ACI-35, semorinemab, Morphomer Tau, ACI-24 for AD and for DS, crenezumab and PI-2620 or 505(b) (2) NDAs that reference ACI-35, semorinemab, Morphomer Tau, ACI-24 for AD and for DS, crenezumab and PI-2620, respectively. If there are patents listed in the Orange Book for ACI-35, semorinemab, Morphomer Tau, ACI-24 for AD and for DS, crenezumab and PI-2620, respectively, those ANDAs and 505(b) (2) NDAs would be required to include a certification for each listed patent, indicating whether the ANDA applicant does or does not intend to challenge the patent. We cannot predict whether any patents issuing from our pending patent applications will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether we would sue on any such patents or the outcome of any such suit.

We may not be successful in securing or maintaining proprietary patent protection for products and technologies we develop or license. Moreover, if any patents that are granted and listed in the Orange Book are successfully challenged by way of a Paragraph IV certification and subsequent litigation, the affected product could immediately face generic competition and its sales would likely decline rapidly and materially. Should sales decline, we may have to write off a portion or all of the intangible assets associated with the affected product, and our results of operations and cash flows could be materially and adversely affected.

The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage and reimbursement levels and pricing policies.

The successful commercialization of our product candidates will depend, in part, on the extent to which coverage and reimbursement for our products will be available from government and health administration authorities, private health insurers and other third-party payors. To manage healthcare costs, many governments and third-party payors increasingly scrutinize the pricing of new technologies and require greater levels of evidence of favorable clinical outcomes and cost-effectiveness before extending coverage. In light of such challenges to prices and the requirement for increasing levels of evidence of the benefits and clinical outcomes of new technologies, we cannot be sure that coverage will be available for any of our current or future product candidates that we or our collaboration partners will commercialize or, if available, that the reimbursement rates will be adequate in each respective region. If we are unable to obtain adequate levels of coverage and reimbursement for our product candidates, their marketability will be negatively and materially impacted.

Third-party payors may deny coverage and reimbursement status altogether for a given drug product, or may cover the product but also establish prices at levels that are too low to enable us to realize an appropriate return on our investment in product development. Because the rules and regulations regarding coverage and reimbursement change frequently, in some cases at short notice, even when there is favorable coverage and reimbursement, future changes may occur that adversely impact the favorable status. Further, the net reimbursement for drug products may be subject to additional reductions in the future depending on policy changes enacted by the US Congress.

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

If our product candidates fail to gain market acceptance, this will have a material adverse impact on our ability to generate revenues to provide a satisfactory, or any, return on our investments. Even if some products achieve market acceptance, the market may prove to not be large enough to allow us to generate significant revenues.

In addition, the potential market opportunity of our product candidates is difficult to estimate precisely. Our estimates of the potential market opportunity are predicated on several key assumptions such as industry knowledge and publications, third-party research reports and other surveys. These assumptions involve the exercise of significant judgment on the part of our management and are inherently uncertain, and the reasonableness of these assumptions could not have been assessed by an independent source in every detail. If any of the assumptions proves to be inaccurate, then the actual market for our product candidates could be smaller than our estimates of the potential market opportunity. If the actual market for our product candidates is smaller than we expect, or if any approved products fail to achieve an adequate level of acceptance by physicians, healthcare payors and patients, our product or royalty revenue may be limited and it may be more difficult for us to achieve or maintain profitability.

We depend on enrollment of patients in our clinical studies for our product candidates. If we are unable to enroll patients in our clinical studies, our research and development efforts could be materially adversely affected.

Successful and timely completion of clinical studies will require that we enroll a sufficient number of patient candidates. Studies may be subject to delays as a result of patient enrollment taking longer than anticipated or by patient withdrawal. Patient enrollment depends on many factors, including the size and nature of the patient population, the eligibility criteria for the study, the proximity of patients to clinical sites, the design of the clinical protocol, the existence of competing clinical studies, the availability of new drugs approved for the indication the clinical study is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies.

Generally, the specific target population of patients and therapeutic time windows may make it difficult for us to enroll enough patients to complete clinical studies for our products in a timely and cost-effective manner. Delays in the completion of any clinical study of our product candidates will increase our costs, slow down our product candidate development and approval process, and delay or potentially jeopardize our or our collaboration partners’ ability to commence product sales and generate revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical studies may also ultimately lead to the denial of regulatory approval of our product candidates.

If serious adverse, undesirable or unacceptable side effects are identified during the development of our product candidates or following approval, if any, we may need to abandon our development of such product candidates, the commercial profile of any approved label may be limited, or we may be subject to other significant negative consequences following marketing approval, if any.

If our product candidates are associated with serious adverse, undesirable or unacceptable side effects, we may need to abandon their development or limit development to certain uses or subpopulations in which such side effects are less prevalent, less severe or more acceptable from a risk–benefit perspective. Many compounds that initially showed promise in preclinical or early-stage testing were later found to cause side effects that restricted their use and prevented further development of the compound for larger indications.

Occurrence of serious procedure- or treatment-related side effects could impede clinical study enrollment and receipt of marketing approval from the FDA, the EMA and comparable foreign regulatory authorities. Adverse events (AEs) could also adversely affect physician or patient acceptance of our product candidates.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including the following:

•	regulatory authorities may withdraw approvals of such product and require us or our collaboration partners to take any approved products off the market;

•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we may be required to change the way the product is administered, to conduct additional studies or to change the labeling of the product;

•	we or our collaboration partners may be subject to limitations in how we promote the product;

•	sales of the product may decrease significantly;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation and physician or patient acceptance of our products may suffer.

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

The biopharmaceutical and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. Our success is highly dependent on our ability to discover, develop and obtain marketing approval for new and innovative products on a cost-effective basis and to market them successfully. In doing so, we face and will continue to face intense competition from a variety of businesses, including large, fully integrated pharmaceutical companies, specialty pharmaceutical companies and biopharmaceutical companies, academic institutions, government agencies and other private and public research institutions in Europe, the US and other jurisdictions. Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of treatments, and the commercialization of those treatments. Mergers and acquisitions in the pharmaceutical and biopharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors.

The highly competitive nature of and rapid technological changes in the pharmaceutical and biopharmaceutical industries could render our product candidates or our technology obsolete or noncompetitive. The commercial opportunity for our products could be reduced or eliminated if our competitors:

•	develop and commercialize products that are safer, more effective, less expensive, or more convenient or easier to administer;

•	obtain quicker FDA or other regulatory approval for their products;

•	establish superior intellectual property and proprietary positions;

•	have access to more manufacturing capacity;

•	implement more effective approaches to sales, marketing and distribution; or

•	form more advantageous strategic alliances.

Should any of these occur, our business, financial condition and results of operations could be materially adversely affected.

We believe that our key competitor product candidates are (i) gosuranemab (Biogen), tilavonemab (AbbVie), zagotenemab (Eli Lilly and Company) and bepranemab (UCB/Roche) for semorinemab; (ii) AADvac1 (Axon Neuroscience) for ACI-35; (iii) UB-311 (Vaxxinity) and ABvac40 (Araclon Biotech) for ACI-24; (iv) aducanumab (Biogen), gantenerumab (Roche), lecanemab (BioArctic/Eisai) and solanezumab (Eli Lilly and Company) for crenezumab; and (v) Tauvid (Eli Lilly and Company), APN-1607 (Aprinoia Therapeutics), MK-6240 (Cerveau/Merck), GTP1 (Genentech) and THK-5351 (GE Healthcare) for PI-2620, as described under “Item 4. Information on the Company – B. Business overview – Competition.”

We may not be successful in our efforts to use and expand our Morphomer and SupraAntigen proprietary technology platforms to build additional product candidates for our pipeline.

A key element of our strategy is to use and expand our Morphomer and SupraAntigen proprietary technology platforms to create unique therapies and diagnostics for conformational diseases, such as AD, and progress these product candidates through clinical development. Although our research and development efforts to date have resulted in a pipeline of product candidates, we may not be able in the future to develop product candidates that are safe and effective. Even if we are successful in continuing to build our pipelines, the potential product candidates that we identify may not be suitable for clinical development, potentially as a result of having harmful side effects or other characteristics indicating they may be unlikely to receive marketing approval and achieve market acceptance.

Our business is subject to economic, political, regulatory and other risks associated with international operations.

Our business is subject to risks associated with conducting business internationally. We and a number of our suppliers and collaborative and clinical study relationships are located outside the US. Accordingly, our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability in particular non-US economies and markets;

•	differing regulatory requirements for drug approvals in non-US countries;

•	potentially reduced protection for intellectual property rights;

•	difficulties in compliance with non-US laws and regulations;

•	changes in non-US regulations and customs, tariffs and trade barriers;

•	changes in non-US currency exchange rates and currency controls;

•	changes in a specific country’s or region’s political or economic environment;

•	trade protection measures, import or export licensing requirements or other restrictive actions such as sanctions by US or non-US governments;

•	negative consequences from changes in tax laws;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	workforce uncertainty in countries where labor unrest is more common than in the US;

•	difficulties associated with staffing and managing international operations, including differing labor relations;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

The Covid-19 pandemic has adversely impacted, and may continue to impact, our business, including preclinical and clinical trials and regulatory approvals.

In December 2019, a novel strain of coronavirus, Covid-19, surfaced in Wuhan, Hubei Province, China. By March 2020, Covid-19 had spread to other countries, including Switzerland and the United States, and was declared a pandemic by the World Health Organization on March 11, 2020. Since the beginning of the pandemic, governments, public institutions, and other organizations in countries and localities where Covid-19 cases have been identified are taking certain preventative or protective measures to combat the transmission of the virus, including implementation of travel restrictions or bans, closures of non-essential businesses, limitations of public gatherings, other social distancing and shelter-in-place measures, and delays or cancellations of elective surgeries. The Covid-19 pandemic poses the risk that the Company, our employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time due to shutdowns that may be requested or mandated by state and federal governmental authorities.

As Covid-19 continues to spread around the globe, we have experienced disruptions impacting our business and clinical trials and we may continue to experience disruptions that could materially impact our business and planned clinical trials, including:

•	delays or difficulties in conducting preclinical research and clinical trials;

•	interruption in global manufacturing and shipping that may affect the manufacturing and/or transport of clinical trial materials and other materials, including testing equipment and personal protective equipment, used at our or our contract research organizations’ (CROs’) and contract manufacturing organizations’ (CMOs’) facilities;

•	changes in local regulations as part of a response to the Covid-19 coronavirus outbreak which may require us to change the way in which clinical trials are conducted and may result in unexpected costs; and

•	impact our ability to secure additional financing.

In addition, the outbreak of Covid-19 could disrupt our operations due to absenteeism by infected or ill members of Executive Management or other employees, or absenteeism by members of Executive Management and other employees who elect not to come to work due to the illness affecting others in our office or laboratory facilities, or due to quarantines. Covid-19 illness could also impact members of our Board and its ability to hold meetings. Further information concerning details of the impact of Covid-19 on our programs can be found under “Item 5: Operating and financial review and prospects.”

We have no history of commercializing biologics or pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

We began our operations in 2003. Our operations to date have been limited to financing and staffing our company, developing our technology and developing our product candidates as well as early-stage clinical trials. We have not yet demonstrated an ability to successfully complete a large-scale, pivotal clinical study, obtain marketing approval, manufacture a commercial-scale product, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing biologics or pharmaceutical products.

Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.

Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have substantial experience with or been instrumental for us and our projects. Members of our key management include Dr. Andrea Pfeifer, our Chief Executive Officer; Dr. Marie Kosco-Vilbois, our Chief Scientific Officer; Dr. Johannes Rolf Streffer, our Chief Medical Officer; Piergiorgio Donati, our Chief Technical Operations Officer; Joerg Hornstein, our Chief Financial Officer; Jean-Fabien Monin, our Chief Administrative Officer; Dr. Julien Rongère, our Vice President (VP) for Regulatory Affairs and Quality Assurance; Dr. Olivier Sol, our Associate Vice President Medical Sciences and Clinical Operations; Dr. Bojana Portmann, our Associate Vice President for Intellectual Property and Business Development (AVP IP); Alexandre Caratsch, our General Counsel; and Mark Danton, our VP Information Systems, Security and Digital Technologies.

The loss of our key managers and senior scientists could delay our research and development activities. Laws and regulations on executive compensation, including legislation in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In Switzerland, legislation affecting public companies has been passed that, among other things, imposes an annual binding shareholder’s “say on pay” vote with respect to the compensation of executive management, including executive officers and the board of directors, and prohibits severance or similar payment, bonuses for company purchases and sales, and additional contracts as consultants to or employees of other companies in the group. In addition, the competition for qualified personnel in the pharmaceutical and biopharmaceutical field is intense, and our future success depends upon our ability to attract, retain and motivate highly skilled scientific, technical and managerial employees. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. If our recruitment and retention efforts are unsuccessful in the future, it may be difficult for us to implement our business strategy, which could have a material adverse effect on our business.

We may become exposed to costly and damaging liability claims, either when testing our product candidates in the clinic or at the commercial stage or as a result of claims against our directors and officers; and our liability insurance may not cover all damages from such claims.

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical or biopharmaceutical products. Currently we have no products that have been approved for commercial sale; however, our current and future use of product candidates in clinical studies, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product, by healthcare providers, or by pharmaceutical or biopharmaceutical companies or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for our product candidates or any prospects for commercialization of our product candidates.

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

We purchase liability insurance in connection with the clinical studies that we undertake and for purposes of indemnifying our directors and officers for claims against them in amounts that we consider to be consistent with industry norms. It is possible that our liabilities could exceed our insurance coverage. For example, we intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for any of our product candidates. However, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

Should any of the events described above occur, this could have a material adverse effect on our business, financial condition and results of operations.

We may seek to obtain orphan-drug designation for certain of our product candidates. Orphan-drug designation may not ensure that we will enjoy market exclusivity in a particular market, and if we fail to obtain or maintain orphan-drug exclusivity for such product candidates, we may be subject to earlier competition and our potential revenue will be reduced.

Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the US, or a patient population greater than 200,000 in the US where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the US. In the European Union (EU), the EMA’s Committee for Orphan Medicinal Products grants orphan-drug designation to promote the development of products that meet the following criteria: a) they are intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition affecting not more than 5 in 10,000 persons in the EU or for products that are intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the EU would be sufficient to justify the necessary investment in developing the drug or biological product; and b) there is no satisfactory method of diagnosis, prevention, or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.

In the US, orphan-drug designation entitles a party to financial incentives such as opportunities for grant funding toward clinical study costs, tax advantages and user-fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan-drug exclusivity, which means that the FDA cannot approve any other application to market the same drug for the same indication for a period of 7 years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or if the manufacturer is unable to assure sufficient product quantity. In the EU, orphan-drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity for the orphan indication following drug or biological product approval, provided that the criteria for orphan designation are still applicable at the time of the granting of the marketing authorization. This period may be reduced to 6 years if at the end of the fifth year, the orphan-drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

We may not be able to obtain orphan-drug designation for any of our product candidates, and even if we do, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical or biopharmaceutical products. Further, even if we obtain orphan-drug designation for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Orphan-drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

Due to our limited resources and access to capital, we must prioritize development of certain product candidates.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the pharmaceutical or biopharmaceutical industry, in particular for neurological disorders, our business, financial condition and results of operations could be materially adversely affected.

Our research and development activities could be affected or delayed as a result of possible restrictions on animal testing.

Certain laws and regulations require us to test our product candidates on animals before initiating clinical studies in humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent that the activities of these groups are successful, our research and development activities may be interrupted, delayed or become more expensive.

A breakdown or breach of our information technology systems and cybersecurity efforts, or those of our key business partners, CROs or service providers, could subject us to liability or reputational damage or interrupt the operation of our business.

Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants may be vulnerable to damage from computer viruses and unauthorized access. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on our third-party research institution collaborators for research and development of our product candidates and on other third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. Our ability to monitor our CROs’, contractors’ and consultants’ data security practices are limited, and due to applicable laws and regulations or contractual obligations, we may be held responsible for any security breaches or cybersecurity attack attributed to them as they relate to the information we share with them. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary information or personal data of our employees, partners or study subjects, we could incur liability and the further development and commercialization of our product candidates could be delayed.

We are increasingly dependent upon technology systems and data. Our computer systems continue to increase in multitude and complexity due to the growth in our business, making them potentially vulnerable to breakdown, malicious intrusion and random attack. Data privacy or security breaches, including those by individuals authorized to access our technology systems or others may pose a risk that sensitive data, including intellectual property, trade secrets or personal information belonging to us, our patients, study subjects or other business partners, may be exposed to unauthorized persons or to the public. Cyber-attacks are increasing in their frequency, sophistication and intensity, and are becoming increasingly difficult to detect. They are often carried out by motivated, well-resourced, skilled and persistent actors, including nation states, organized crime groups, “hacktivists” and employees or contractors acting with malicious intent. Cyber-attacks could include the deployment of harmful malware and key loggers, ransomware, a denial-of-service attack, a malicious website, phishing attacks, computer viruses, social engineering and other means to affect the confidentiality, integrity and availability of our technology systems and data. Our key business partners, CROs and service providers face similar risks and any security breach of their systems could adversely affect our security posture. Although we continue to build and improve our systems and infrastructure, and believe we have taken appropriate security measures to reduce these risks to our data and information technology systems, there can be no assurance that our efforts will prevent, detect or appropriately respond to breakdowns or breaches in our systems that could adversely affect our business and operations and/or result in the loss of critical or sensitive information, including personal information, which could result in financial, legal, business or reputational harm to us. We continue to invest in industry standard IS/IT solutions and managed services that often include the relevant, layered protection and monitoring practices surrounding our data and IT systems and related infrastructure. These investments reduce further these risks in that they enable organizations such as ours to leverage the resources necessary to monitor IT systems and infrastructure for any current or potential threats. These investments are costly, and as cyber threats continue to evolve, we may be required to expend significant, additional resources to continue to modify and/or enhance our protective, detective and responsive measures required to remediate any identified information security vulnerabilities. In addition, our liability insurance may not be sufficient in type or amount to cover us against claims related to security breaches, cyber-attacks and other related breaches. We may be required to expend significant capital and other resources to protect against and respond to any attempted or existing cybersecurity incidents. In addition, our remediation efforts may not be successful.

Changes in laws, rules or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws, rules, regulations and standards, or contractual or other obligations relating to data privacy and security, could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

We are, and may increasingly become, subject to various laws, rules, regulations and standards, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws, rules, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction in a manner that could have a material adverse effect on our results of operations, financial condition and cash flows. New laws, amendments to or reinterpretations of existing laws, rules, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations, and may require us to change how we use, collect, store, transfer or otherwise process certain types of personal information and to implement new processes to comply with those laws. There are numerous US federal and state laws and regulations related to the privacy and security of personal information. Regulations promulgated pursuant to the US Health Insurance Portability and Accountability Act of 1996 (HIPAA) establish privacy and security standards that limit the use and disclosure of protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and to ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation. Numerous states have enacted or are in the process of enacting state level data privacy laws and regulations governing the collection, use, and other processing of state residents’ personal information, such as the California Consumer Privacy Act (CCPA), which took effect on January 1, 2020 and provides new and enhanced data privacy rights to California residents, such as affording California residents the right to access and delete their information and to opt out of certain sharing and sales of personal information, and the California Privacy Rights Act of 2020 (CPRA), which is effective in most material respects starting on January 1, 2023 and imposes additional obligations on covered companies and will significantly modify the CCPA. In addition, laws in all 50 states require businesses to provide notice to individuals whose personal information has been disclosed as a result of a data breach.

All of these evolving compliance and operational requirements impose significant costs, which are likely to increase over time. In addition, such requirements may require us to modify our data-processing practices and policies, distract management or divert resources from other initiatives and projects. For instance, the European Union Court of Justice and the Swiss Data Protection Authority have declared the US Privacy Shield to be inadequate for transfers of personal data out of the EU and Switzerland, which could increase our compliance burden. If we are unable to properly protect the privacy and security of personal information, including protected health information, we could be found to have breached our contracts. In addition, any failure or perceived failure by us to comply with any applicable federal, state or similar foreign laws and regulations relating to data privacy and security could result in damage to our reputation and our relationship with our customers, as well as proceedings or litigation by governmental agencies, customers, partners, collaborators and/or study subjects, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, penalties or judgments, all of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our third-party research institution collaborators, CROs, CMOs, suppliers, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, and other natural or man-made disasters or business interruptions, for which we are partly uninsured. In addition, we rely on our third-party research institution collaborators for conducting research and development of our product candidates, and they may be affected by government shutdowns or withdrawn funding. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or by other business interruption.

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

We have never commercialized a product candidate, and we currently have no sales force, marketing or distribution capabilities. To achieve commercial success for our product candidates, we will have to develop our own sales, marketing and supply organization or outsource these activities to third parties.

Factors that may affect our ability to commercialize our product candidates on our own include recruiting and retaining adequate numbers of effective sales and marketing personnel, obtaining access to or persuading adequate numbers of physicians to prescribe our drug candidates, and other unforeseen costs associated with creating an independent sales and marketing organization. Developing a sales and marketing organization requires significant investment, is time-consuming and could delay the launch of our product candidates. We may not be able to build an effective sales and marketing organization. In addition, successful commercialization also requires an enhanced regulatory organization which we currently do not have. If we are unable to build our own distribution and marketing capabilities, are unable to find suitable partners for the commercialization of our product candidates or do not successfully obtain the necessary regulatory capabilities, we may not generate revenues from them or be able to reach or sustain profitability.

Risks related to our relationships with third parties

If we fail to maintain our current strategic relationships with Genentech, a member of the Roche Group, Eli Lilly and Company (Lilly), Janssen Pharmaceuticals Inc. (Janssen), Life Molecular Imaging SA (LMI) (formerly Piramal Imaging SA) and other of our current or future strategic partners, our business, commercialization prospects and financial condition may be materially adversely affected.

We have two partnerships with Genentech. In 2006, we granted Genentech an exclusive, worldwide license for crenezumab. In 2012, we entered into a second partnership to commercialize anti-Tau antibodies for use as immunotherapies. In December 2018, we signed a license agreement with Lilly to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases. This collaboration commenced in Q1 2019. We are in a partnership with Janssen to develop and commercialize therapeutic anti-Tau vaccines for the treatment of AD and potentially other Tauopathies. We also have a diagnostic partnership with LMI for one of our compounds from our Morphomer chemical library, which bind pathological Tau for use as a PET tracer. Our collaboration partners each have the right to terminate their agreements with us for any reason upon providing us with a certain notice period. If Genentech, Lilly, Janssen, LMI or other of our current or future strategic partners terminates its agreement with us at any time, it could delay or prevent development of our product candidates and materially harm our business, financial condition, commercialization prospects and results of operations.

Good relationships with Genentech, Lilly, Janssen, LMI and other of our current or future strategic partners are important for our business prospects. If our relationships with Genentech, Lilly, Janssen, LMI or other of our current or future strategic partners were to deteriorate substantially or if Genentech, Lilly, Janssen, LMI or other of our current or future strategic partners were to challenge our use of their intellectual property or our calculations of the payments we are owed under our agreements, our business, financial condition, commercialization prospects and results of operations could be materially adversely affected.

Lastly, our collaboration agreements with Genentech, Lilly, Janssen and LMI provide each partner with control over, and responsibility for, the clinical development process, including obtaining regulatory and marketing approvals, manufacturing costs and sales and marketing costs. Our other existing collaboration agreements provide our collaboration partners with similar control over the clinical development process, and future collaboration agreements may also relinquish development control to our partners. Genentech or our other current or future collaboration partners may and do separately pursue competing products, therapeutic approaches or technologies to develop treatments for the diseases targeted by us or our collaborative efforts.

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

Our product development programs and the potential commercialization of our product candidates will require substantial additional liquidity to fund expenses and may require expertise, such as sales and marketing expertise, which we do not currently possess. Therefore, in addition to our relationships with Genentech, Lilly, Janssen and LMI, we may decide to enter into strategic alliances or to create joint ventures or collaborations with pharmaceutical or biopharmaceutical companies for the further development and potential commercialization of those and other of our product candidates.

We face significant competition in seeking appropriate collaborators. Collaborations are complex and time-consuming to negotiate, document and manage. Any delays in entering into new strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates and reduce their competitiveness even if they reach the market. We may also be restricted under existing and future collaboration agreements from entering into strategic partnerships or collaboration agreements on certain terms with other potential collaborators. We may not be able to negotiate collaborations on acceptable terms, or at all, for any of our existing or future product candidates and programs because the potential partner may consider that our research and development pipeline is insufficiently developed to justify a collaborative effort, or that our product candidates and programs do not have the requisite potential to demonstrate safety and efficacy in the target population. If we are unsuccessful in establishing and maintaining a collaboration with respect to a particular product candidate, we may have to curtail the development of that product candidate, reduce the scope of or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of our sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense, for which we have not budgeted. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we will not be able to bring our product candidates to market and generate product revenue. Even if we are successful in establishing a new strategic partnership or entering into a collaboration agreement, we cannot be certain that, following such a strategic transaction or license, we will be able to progress the development and commercialization of the applicable product candidates as envisaged, or that we will achieve the revenues that would justify such transaction, and we could be subject to the following risks, each of which may materially harm our business, commercialization prospects and financial condition:

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

We rely on third parties to conduct our nonclinical and clinical studies and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates, and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third-party clinical CROs, to monitor and manage data for our ongoing nonclinical and clinical programs, including the clinical studies of our product candidates. We rely on these parties for execution of our nonclinical and clinical studies and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the clinical CROs does not relieve us of our regulatory responsibilities. We and our clinical CROs and other vendors are required to comply with current Good Manufacturing Practice (cGMP), current Good Clinical Practice (cGCP), and current Good Laboratory Practice (cGLP), which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the EU and comparable foreign regulatory authorities for our product candidates in nonclinical and clinical development (where applicable). Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If we or any of our clinical CROs or vendors fail to comply with applicable regulations, the data generated in our nonclinical and clinical studies may be deemed unreliable and the EMA, FDA, other regulatory authorities may require us to perform additional nonclinical and clinical studies before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that all of our clinical studies comply with cGCP regulations. In addition, our clinical studies must be conducted with products produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical studies, which would delay the regulatory approval process.

If any of our relationships with these third-party clinical CROs terminates, we may not be able to enter into arrangements with alternative clinical CROs or do so on commercially reasonable terms. In addition, our clinical CROs are not our employees, and except for remedies available to us under our agreements with such clinical CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing nonclinical and clinical programs. If clinical CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our protocols, regulatory requirements, or for other reasons, our clinical studies may be extended, delayed, or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. Clinical CROs may also generate higher costs than anticipated. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

Switching or adding additional clinical CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new clinical CROs commences work. As a result, delays occur, which could materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our clinical CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We currently rely on third-party suppliers and other third parties for production of our product candidates and our dependence on these third parties may impair the advancement of our research and development programs and the development of our product candidates.

We currently rely on and expect to continue to rely, on third parties for the manufacturing and supply of chemical and biological compounds and formulations for the clinical studies of our current and future product candidates. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture of any of our product candidates on a clinical or commercial scale, if any of our product candidates receives regulatory approval. Reliance on third-party providers may expose us to different risks than if we were to manufacture product candidates ourselves. The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or other regulatory authorities, pursuant to inspections that will be conducted after we submit our NDA or comparable marketing application to the FDA or other regulatory authority. We do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control (QC), quality assurance (QA) and qualified personnel. If we are compelled or we wish to find alternative manufacturing facilities, this could significantly impact our ability to develop, obtain regulatory approval for or market our product candidates. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates or that obtained approvals could be revoked, which would adversely affect our business and reputation.

Third-party providers may breach agreements they have with us because of factors beyond our control. Contract manufacturers often encounter difficulties involving production yields, QC and QA, as well as shortages of qualified personnel. They may also terminate or refuse to renew their agreements because of their own financial difficulties or business priorities, potentially at a time that is costly or otherwise inconvenient for us. If we are unable to find adequate replacement or another acceptable solution in time, our clinical studies could be delayed or our commercial activities could be harmed.

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

Growth in the costs and expenses of components or raw materials may also adversely influence our business, financial condition and results of operations. Supply sources could be interrupted from time to time and, if interrupted, we cannot be certain that supplies could be resumed (whether in part or in whole) within a reasonable timeframe and at an acceptable cost or at all. Our current and anticipated future dependence upon others for the manufacturing of our current and future product candidates may adversely affect our future profit margins and our, or our collaboration partners’, ability to commercialize any products that receive marketing approval on a timely and competitive basis.

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

Risks related to intellectual property

We may not have sufficient patent terms to protect our products and business effectively.

Patents have a limited lifespan. In the US, the natural expiration of a patent is generally 20 years after it is filed. Although various extensions or adjustments may be available, such as adjustments based on certain delays caused by the US Patent and Trademark Office (USPTO) the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned, co-owned and licensed patent portfolios may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours or otherwise provide us with a competitive advantage. Even if patents covering our product candidates are obtained and unchallenged, once the patent life has expired for a product, we may be open to competition from generic medications.

Although patent term extensions under the Hatch-Waxman Act, in the US and under supplementary protection certificates (SPCs) in Europe may be available to extend the patent exclusivity term for our products, we cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long. The Hatch-Waxman Act permits a patent extension term of up to 5 years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. However, we may not be granted any extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. It is not possible to base an SPC in Europe on a patent in a European Member State if that patent expires before the MA of the clinical product, protected by the patent, is obtained. As the “product” (active ingredient(s)) must be “protected by a basic patent in force,” only a granted patent that is in force, and remains in force until it reaches the end of its full term, can serve as a “basic patent” upon which an SPC can be based. Therefore, expired patents and pending patent applications cannot serve as the basis for an SPC. Given the relatively long clinical development timelines of biologicals and new chemical entities for therapeutic purpose, we may not be granted any patent extensions as we might fail to apply for the extensions prior to expiration of relevant patents. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or if the term of any such extension is less than we request, such result could have a material adverse effect on our business.

We or our licensing or collaboration partners may become subject to intellectual property-related litigation or other proceedings to protect or enforce our patents or the patents of our licensors or licensees and collaborators, any of which could be expensive, time-consuming, and unsuccessful, and may ultimately result in our loss of ownership of intellectual property.

Competitors may infringe our patents or the patents of our licensors or collaborators. To counter such infringement, we may be required to file infringement claims against those competitors, which can be expensive and time-consuming. If we or one of our licensing or collaboration partners were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid or unenforceable or that the defendant’s products do not infringe our or our licensing collaborators’ patents or that we or our licensing collaborators infringe the defendant’s patents. In patent litigation in the US, defendant counterclaims alleging invalidity, unenforceability and non-infringement are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, obviousness-type double patenting, lack of written description, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. In addition, third parties may raise similar claims before administrative bodies in the US or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference and derivation proceedings as well as equivalent proceedings in foreign jurisdictions, such as opposition proceedings in Europe. The outcome following legal assertions of invalidity and unenforceability is unpredictable. Such proceedings or patent litigations could result in the revocation or cancellation of or amendment to our patents in such a way that they no longer cover our product candidates or otherwise provide any competitive advantage. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which the patent examiner and we or our licensing or collaboration partners were unaware during prosecution. A court may also refuse to stop a third party from using the technology in question on the grounds that our patents do not cover that technology. An adverse result in any proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly, which could have a material adverse effect on our business and financial condition.

Interference proceedings provoked by third parties or brought by us, or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors, licensees or collaborators. An unfavorable outcome could require us or our licensing or collaboration partners to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be materially harmed if the prevailing party does not offer us or our licensing or collaboration partners a license on commercially reasonable terms or at all. If we or our licensing or collaboration partners are unsuccessful in any interference proceedings, we may lose our ownership of intellectual property or our patents may be narrowed or invalidated. There can be no assurance as to the outcome of the interference and opposition proceedings, and any of the foregoing could result in a material adverse effect on our business, financial condition, results of operations or prospects.

Our defense of litigation, interference proceedings or other intellectual property-related proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and could substantially reduce the funds necessary to continue our clinical studies and research programs or force us to license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market. We may not be able to prevent, alone or with our licensing or collaboration partners, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the US.

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

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and product candidates. Our success depends in large part on our and our licensing or collaboration partners’ ability to obtain and maintain patent and other intellectual property protection in the US, the EU and other countries with respect to our proprietary technologies and product candidates. In particular, Genentech, Lilly, Janssen or our other licensing or collaboration partners may be dependent on a license with a third party for the development and future commercialization of our product candidates. If such license is not granted or terminated, Genentech, Lilly, Janssen or other licensing or collaboration partners may be required to cease development and commercialization of our product candidates, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

We have sought to protect our proprietary position by filing patent applications in the US and abroad related to any of our novel technologies and products that are important to our business. This process is expensive, time-consuming, and complex, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost, in a timely manner or in all jurisdictions. It is also possible that we will fail to identify patentable aspects of our or our licensing or collaboration partners’ research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license to or from third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of pharmaceutical and biopharmaceutical companies generally is highly uncertain and involves complex legal and factual questions for which legal principles remain unsolved. As a result, the inventorship, issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. The pending or future patent applications that we own, co-own or in-license may fail to issue, fail to result in issued patents with claims that cover our product candidates in the US or in other foreign countries, or fail to effectively prevent others from commercializing competitive technologies and product candidates. Changes in either the patent laws or interpretation of the patent laws in the US and other countries may diminish the value of our patents or narrow the scope of our patent protection.

We may not be aware of all third-party intellectual property rights potentially relating to our technologies or product candidates. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the US and other jurisdictions remain confidential for a period of time after filing, and some remain so until issued. Therefore, we cannot be certain that we were the first to file any patent application related to our product candidates or technologies, or whether we were the first to make the inventions claimed in our owned or co-owned patents or pending patent applications, nor can we know whether those from whom we license patents were the first to make the inventions claimed or were the first to file.

There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our product candidates, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated, which could allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our or our collaboration partners’ inability to manufacture or commercialize products without infringing third-party patent rights. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our product candidates, prevent others from designing around our claims or provide us with a competitive advantage. Any of these outcomes could impair our ability to prevent competition from third parties, which may have a material adverse effect on our business.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest or title in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants, CROs, CMOs, academic institutions or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our ownership of our patents or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or the right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, thereby impairing our ability to protect our technologies and products.

Changes in either the patent laws or interpretation of the patent laws in the US, EU or elsewhere could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming the other requirements for patentability are met, in the US prior to March 15, 2013, the first to make the claimed invention is entitled to the patent, whereas outside the US, the first to file a patent application was entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act (the Leahy-Smith Act), enacted on September 16, 2011, the US has moved to a first-to-file system. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether a third party was the first to invent the invention. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications are prosecuted and may also affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by the USPTO administered during post grant proceedings, including re-examination proceedings, inter partes review, post-grant review and derivation proceedings. Therefore, the Leahy-Smith Act and its implementation increases the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, future actions by the US Congress, the federal courts and the USPTO could cause the laws and regulations governing patents to change in unpredictable ways. Any of the foregoing could harm our business, financial condition and results of operations.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. US Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the US Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future in the US.

If we are unable to maintain effective proprietary rights for our technologies, product candidates or any future product candidates, we may not be able to compete effectively in our markets.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce, and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect and some courts inside and outside the US are less willing or unwilling to protect trade secrets. For instance, the EU has introduced a new Directive on trade secrets increasing the standards for protection. Because we rely on our advisors, employees and third-party contractors and consultants to research and develop and to manufacture our product candidates, we must, at times, share our intellectual property with them. We seek to protect our intellectual property and other proprietary technology in part by entering into confidentiality agreements and master service agreements, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, contractors, consultants, licensing and collaboration partners, and other third parties with confidentiality provisions. These agreements typically limit the rights of these third parties to use or disclose our confidential information, including our intellectual property and trade secrets. These agreements also typically restrict the ability of third parties to publish data potentially relating to our intellectual property, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with in the future may expect to be granted rights to publish data arising out of such collaboration, provided that we may have the right to be notified in advance and given the opportunity to delay publication for a limited time period in order for us to secure patent protection of intellectual property rights arising from the collaboration, in addition to the opportunity to remove confidential or trade secret information from any such publication. We also conduct joint research and development programs that may require us to share intellectual property under the terms of our research and development or similar agreements. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or other confidential information or proprietary technology and processes, or that such agreements will not be breached or that our trade secrets or other confidential information will not otherwise be disclosed. Despite the contractual provisions employed when working with these advisors, employees and third-party contractors and consultants, the need to share intellectual property and other confidential information increases the risk that such confidential information becomes known by our competitors, is inadvertently incorporated into the product development of others or is disclosed or used in violation of these agreements. Additionally, our grant agreements typically provide for dissemination of results to academic institutions and to the general public. As a result, our information may be disseminated with the loss of protection status.

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining the physical security of our premises and the physical and electronic security of our information technology systems. Despite our efforts to protect our intellectual property, our competitors may discover our trade secrets through breach of our agreements by third parties, for which we may not have adequate remedies for any breach, or publication of information by any of our CROs, academic partners, funding organizations or our licensing or collaboration partners. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate by law, we may have insufficient recourse against third parties for misappropriating such trade secrets. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business. Moreover, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent such competitor or other third party from using that technology or information to compete with us. A competitor’s or other third party’s discovery of our intellectual property would impair our competitive position and have a material adverse effect on our business.

Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the US. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the US and abroad. If we are unable to prevent material disclosure of the intellectual property related to our technologies to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, financial condition and results of operations.

Despite confidentiality clauses within our employment agreements, we cannot ensure that departing employees will not breach any post-termination commitments in such agreements by allowing others to access our trade secrets.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document-submission, fee-payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on a patent and patent application are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent and patent application. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee-payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply with these requirements and we are also dependent on our licensors or collaboration partners to take the necessary action to comply with these requirements with respect to certain of our intellectual property. Although an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, nonpayment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

The patent protection and patent prosecution for some of our product candidates is dependent on third parties.

Although we normally seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to our product candidates, there may be times when the filing and prosecution activities for patents relating to our product candidates are controlled by our licensors or collaboration partners. If any of our current or future licensing or collaboration partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of our business, including by payment of all applicable fees for patents covering our product candidates, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our or our collaboration partners’ ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using, and selling competing products. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed to and from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensees, our licensors and their counsel that took place prior to the date upon which we assumed control over patent prosecution.

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

We are a party to a number of intellectual property license and co-ownership agreements and research and development collaborations that are important to our business and expect to enter into additional such agreements in the future. Under certain circumstances, the royalties payable to us under these agreements are subject to certain reductions, which may have a materially adverse effect on our business, financial condition, results of operations and prospects. In addition, our existing agreements impose, and we expect that future agreements will impose, various diligence, commercialization, milestone payment, royalty and other obligations on us. If we fail to comply with our obligations under these agreements, we may be required to make certain payments to the licensor, we may lose the exclusivity of our license or the licensor may have the right to terminate the license, in which event we would not be able to develop or market products covered by the license.

Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues. Disputes may arise regarding intellectual property subject to a licensing or co-ownership agreement, including:

•	the scope of rights granted under the agreement, any restrictions in licensed fields and other interpretation-related issues;

•	the extent to which our technology and processes infringe or otherwise violate the intellectual property of the licensor, the licensee or partner that is not subject to the agreement;

•	the sublicensing of patent and other rights;

•	the diligence, development and commercialization obligations under the agreement and what activities satisfy those obligations;

•	the ownership of inventions and know-how resulting from the joint or mutual creation or use of intellectual property by our licensors or collaboration partners and us;

•	the priority of invention in patented technology;

•	non-compete commitments; and

•	consequences for changes in control.

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

We or our licensors or licensees and collaborators may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

Our or our licensors or licensees and collaborators programs may require the use of proprietary rights held by third parties in the future, and the growth of our business will likely depend in part on our ability to acquire, in-license, maintain or use these proprietary rights. In addition, our product candidates may require specific processes and/or formulations to work effectively and efficiently and the rights to these processes and/or formulations may be held by others. We or our licensors or licensees may be unable to acquire or in-license from third parties any compositions, methods of use, processes, or other third-party intellectual property rights that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We or our licensors or licensees also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment.

For example, we sometimes collaborate with US and foreign academic institutions to accelerate our preclinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our applicable product candidate or program.

If we are unable to successfully obtain a license to third-party intellectual property rights necessary for the development of a product candidate or program, we may have to abandon development of that product candidate or program and our business and financial condition could suffer.

Third-party claims of intellectual property infringement may expose us to substantial liability or may prevent or delay our or our collaboration partners’ development and commercialization efforts.

Numerous US- and foreign-issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. For example, we are aware of third-party patents or patent applications that may be construed to cover one or more of our product candidates. If these patents are asserted against us or our licensing or collaboration partners and either we or our licensing or collaboration partners are found to infringe any of these patents, and are unsuccessful in demonstrating that such patents are invalid or unenforceable, then we and our licensing or collaboration partners could be required to pay substantial monetary damages or cease further development or commercialization of one or more of our product candidates or be compelled to enter into onerous licenses with such third parties. There may also be other third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods of treatment related to the use or manufacture of our product candidates and technology. Although we generally conduct a freedom-to-operate search and review with respect to our product candidates, we cannot guarantee that our search and review is complete and thorough, nor can we be sure that we have identified each and every patent and pending application in the US and abroad that is relevant or necessary to the manufacturing or commercialization of our product candidates or use of our technology. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may file and obtain additional patents in the future and claim that use of our technologies infringes upon these patents.

Third parties may assert infringement claims against us based on existing patents or on patents that may be granted in the future, regardless of merit. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could materially and adversely affect our or our collaboration partners’ ability to commercialize our product candidates or technologies covered by the asserted third-party patents.

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

Some of our competitors may have substantially greater resources and more mature and developed intellectual property portfolios than we do, and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent-holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. As the pharmaceutical and biopharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties. The uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We employ and utilize the services of individuals who were previously employed or provided services to universities or other pharmaceutical or biopharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employees’, consultants’ or independent contractors’ former employers or of other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

In addition, although it is our policy to require our employees, consultants and independent contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the US may be less extensive than those in the US. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws in the US. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the US, or from selling or importing products made using our inventions in and into the US or other jurisdictions. In the ordinary course of prosecution and maintenance activities, we determine whether to seek patent protection outside the US and in which countries. This also applies to patents we have acquired or in-licensed from third parties. In some cases, we, or our predecessors in interest or licensors of patents within our portfolio, have sought patent protection in a limited number of countries for patents covering our product candidates. Competitors may use our technologies and products in jurisdictions where we have not obtained or are unable to adequately enforce patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the US. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing, which would have a material adverse effect on our business and financial positions.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement, misappropriation or other violations of our intellectual property and proprietary rights. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest, our names and brands may be misappropriated by third parties, and our business may be adversely affected

We have filed trademark applications seeking protection for our corporate name, logo, Nasdaq Global Market symbol and selected names of our technology platforms in selected geographies. While we have been granted registrations in certain geographies for certain trademarks, there is no guarantee that our trademark applications will be approved by the respective authorities at all or that we will not be required to narrow the scope of protection in certain or all geographies. Our applications may face opposition from third parties, potentially resulting in the lack of protection or narrower protection. Our trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names, domain names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks and domain names may be ineffective and could result in substantial costs and diversion of resources, and could adversely affect our business, financial condition, results of operations and growth prospects.

Risks related to our financial condition and capital requirements

We are a clinical-stage company and have a history of operating losses. We anticipate that we will continue to incur losses for the foreseeable future.

We are a clinical-stage biopharmaceutical company. Since 2003, although we have received upfront and milestone payments from our collaboration partners and certain other contract revenue, we have also incurred significant operating losses. We incurred net losses (defined as net loss attributable to owners of the Company) of CHF 61.9 million for the year ended December 31, 2020. In addition, we had accumulated losses of CHF 132.9 million as of December 31, 2020.

Our losses have resulted principally from research and development expenses and from general business and administrative expenses. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts for our current and future product candidates and seek to obtain regulatory approval and commercialization of such product candidates.

To date, the Company has financed its liquidity requirements primarily from its public offerings, share issuances, contract revenues from license and collaboration agreements and grants. We have no products approved for commercialization and have never generated any revenues from product sales. Biopharmaceutical and pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we or our collaboration partners complete pivotal clinical studies and have a product candidate approved for commercialization and we begin to generate revenue or royalties from product sales.

Although we have generated revenues from upfront and milestone payments related to our collaboration agreements, we have never generated any revenue from product sales and may never be profitable.

Although we have generated contract revenue from upfront and milestone payments related to our collaboration agreements, we have no products approved for commercialization and have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and obtain the marketing approvals necessary, to commercialize one or more of our product candidates. We do not anticipate generating revenue from product sales unless and until we or our collaboration partners obtain regulatory approval for, and commercialize, our product candidates. Our ability to generate future revenue from product sales depends heavily on our and our collaboration partners’ success in many areas, including but not limited to:

•	successfully completing research and clinical development of our product candidates, by we or our collaboration partners, as the case may be;

•	obtaining marketing approvals for our product candidates, including ACI-35, semorinemab, Morphomer Tau, ACI-24 for AD and for DS, crenezumab and PI-2620, for which we complete clinical studies;

•	developing a sustainable and scalable manufacturing process for any approved product candidates, and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate (in amount, quality and time) products to support clinical development and the market demand for our product candidates, if approved;

•	launching and commercializing product candidates for which we obtain marketing approval, either directly or with a collaborator or distributor;

•	obtaining market acceptance of our product candidates as viable treatment or diagnostic options;

•	addressing any competing technological and market developments;

•	identifying, assessing, acquiring and/or developing new product candidates;

•	negotiating favorable terms in any collaboration, licensing, or other similar arrangements into which we may enter;

•	maintaining, protecting, acquiring and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

•	attracting, hiring and retaining qualified personnel.

Because of the numerous risks and uncertainties with biopharmaceutical and pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses and when, or if, we will be able to achieve profitability. Our expenses could increase beyond expectations if we are required by the FDA, the EMA or other regulatory agencies, domestic or foreign, to change our manufacturing processes, or to perform clinical, nonclinical or other types of studies in addition to those that we currently anticipate. In cases where we are successful in obtaining regulatory approvals to market one or more of our product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to obtain coverage and reimbursement at any price, and whether we own the commercial rights for that territory. If the number of our addressable patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, or the treatment population is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. Accordingly, we may not be profitable in the future from the sale of any approved products.

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

We are currently advancing our product candidates through clinical development, either together with a collaboration partner (ACI-35, semorinemab, Morphomer Tau, crenezumab and PI-2620) or independently (ACI-24 for AD and for DS). We expect our research and development expenses to continue to increase in connection with our ongoing activities, particularly as we and/or our collaboration partners continue our ongoing studies and initiate new studies of ACI-35, semorinemab, Morphomer Tau, ACI-24 for AD and for DS, crenezumab and PI-2620 and initiate preclinical and clinical development of our other product candidates.

As of December 31, 2020, we had cash and cash equivalents of CHF 160.9 million and short-term financial assets of CHF 65 million resulting in a total liquidity position of CHF 225.9 million. We currently believe that our existing capital resources, not including potential milestone payments, will be sufficient to meet our projected operating requirements through at least Q1 2024. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we currently expect. In addition, changing circumstances may cause us to adjust our projected spending to amounts more than currently expected. We may also need to raise additional funds sooner than we anticipate due to various factors such as the scope and rate of progress of our development activities, regulatory approval outcomes and emergence of competing technologies, among others.

We expect that we will require additional capital to develop and commercialize certain of our product candidates. If we receive regulatory approval for our current and future product candidates, and if we have not already licensed such product candidate to a collaboration partner and choose to commercialize such product candidate independently, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing, distribution and establishing a regulatory structure, depending on where we choose to commercialize. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. Additionally, we may be dependent on the status of the capital markets at the time such capital is sought. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our intellectual property or future revenue streams.

Until such time, if ever, as we can generate substantial product royalty revenue, we expect to finance our liquidity needs through a combination of equity offerings, debt financings, grants, and license and development agreements in connection with collaborations. In September 2020, the Company established an “at the market offering” (ATM) for the sale of up to USD 80 (CHF 71.3) million worth of our common shares from time to time by entering into an Open Market Sale Agreement (Sales Agreement) with Jefferies LLC (Jefferies). We do not have any material committed external source of funds. In the event we need to seek additional funds, we may raise additional capital through the sale of equity, convertible debt or other securities. In such an event, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or proposing dividends to our shareholders.

If we raise additional funds through collaborations, strategic alliances, or marketing, distribution or licensing arrangements with third parties, we may have to grant or otherwise relinquish valuable rights to our intellectual property or future revenue streams.

Our ability to use tax loss carry-forwards in Switzerland may be limited.

As of December 31, 2020, we reported tax loss carry-forwards from financial years 2014 until 2020 for purposes of Swiss corporate income tax in the aggregate amount of CHF 121.9 million, which could be available to offset future taxable income. If not used, these tax losses will expire 7 years after the year in which they were incurred. Due to our limited income, there is a high risk that the tax loss carry-forwards will expire partly or entirely and we will not be able to use them to offset future taxable income thereafter for Swiss corporate income tax purposes.

Exchange rate fluctuations may materially affect our results of operations and financial condition.

Under our existing agreements, we receive and make a significant amount of payments in Swiss Franc, USD and EUR. As a result, changes and fluctuations in currency exchange rates between the Swiss Franc and other currencies, especially the USD and EUR, could have a materially adverse effect on our operating results. As our reporting currency is the Swiss Franc, financial line items are converted into Swiss Francs at the applicable exchange rates. We also expect that in the future, a significant portion of our revenues and expenses will be denominated in Swiss Franc, USD and EUR. Therefore, unfavorable developments in the value of the Swiss Franc as compared to the USD and EUR or any other currency could have a material adverse effect on our business, financial condition and results of operations.

Risks related to the regulatory environment

We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

Our future success is dependent on our and our collaboration partners’ ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more product candidates. We currently have one product candidate that has completed Phase 2 clinical studies and five that are in a Phase 2 clinical study. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates.

We cannot be certain that any of our product candidates will be successful in clinical studies or receive regulatory approval. Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

•	the FDA, EMA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical studies;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	the FDA, EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from nonclinical or clinical studies;

•	the data collected from clinical studies of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the US or elsewhere;

•	we may be unable to demonstrate to the FDA, EMA or comparable foreign regulatory authorities that a product candidate’s benefit-risk ratio for its proposed indication is acceptable;

•	the FDA, EMA or other regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA, EMA or comparable foreign regulatory authorities may change significantly in a manner rendering our clinical data insufficient for approval.

We generally plan to seek regulatory approval to commercialize our product candidates in the US, the EU and in additional foreign countries where we have commercial and typically IP rights. To obtain regulatory approval in other countries, we must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy, chemistry, manufacturing and controls, clinical studies, commercial sales, pricing, marketing and distribution of our product candidates. Even if we are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdictions. Failure to obtain marketing authorization for our product candidates will result in our being unable to market and sell such products, which would materially adversely affect our business, financial condition and results of operations. If we fail to obtain approval in any jurisdiction, the geographic market for our product candidates could be limited.

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

To obtain the necessary regulatory approvals to market and sell any of our product candidates, we must demonstrate through extensive preclinical and clinical studies that our products are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical study process. The results of preclinical and early clinical studies of our product candidates may not be predictive of the results of later-stage clinical studies. For example, the positive results generated to date in clinical studies for our product candidates do not ensure that later clinical studies will demonstrate similar results. Product candidates in later stages of clinical studies may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical studies. A number of companies in the pharmaceutical or biopharmaceutical industry, including us, have suffered significant setbacks in advanced clinical studies due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier studies. Our future clinical study results may not be successful.

Clinical studies must be conducted in accordance with the legal requirements, regulations or guidelines of the FDA, EMA and comparable foreign regulatory authorities, and are subject to oversight by these governmental agencies and Institutional Review Boards (IRBs) at the medical institutions where the clinical studies are conducted. In addition, clinical studies must be conducted with supplies of our product candidates produced under cGMP and other requirements. We depend on medical institutions and CROs to conduct our clinical studies in compliance with cGCP standards. To the extent the CROs fail to enroll participants for our clinical studies, fail to conduct the study to cGCP standards or are delayed for a significant time in the execution of studies, including achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business.

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

Any delays in completing our clinical studies will increase our costs, slow our product candidate development and approval process, and jeopardize our ability to commence product sales and generate sales revenues. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical studies may also ultimately lead to the denial of regulatory approval of our product candidates.

Even if we obtain and maintain approval for our drug candidates from one jurisdiction, we may never obtain approval for our drug candidates in other jurisdictions, which would limit our market opportunities and adversely affect our business.

Sales by us of our approved drugs will be subject to US and non-US regulatory requirements governing clinical studies and regulatory approval, and we plan to seek regulatory approval to commercialize our drug candidates in the US, the EEA, and other countries. Clinical studies conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not ensure approval in any other country, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. For example, approval in the US by the FDA does not ensure approval by the regulatory authorities in other countries or jurisdictions, and similarly, approval by a non-US regulatory authority, such as the EMA, does not ensure approval by regulatory authorities in other countries, including by the FDA. However, the failure to obtain approval in one jurisdiction may have a negative impact on our ability to obtain approval elsewhere. Approval processes and regulatory requirements vary among countries and can involve additional drug testing and validation and additional administrative review periods. Even if a drug is approved, the FDA or EMA, as the case may be, may limit the indications for which the drug may be marketed, require extensive warnings on the drug labeling, or require expensive and time-consuming clinical studies or reporting as conditions of approval. In many countries outside the US, a drug candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that would be charged for a drug is also subject to approval. Regulatory authorities in other countries also have their own requirements for approval of drug candidates with which we must comply prior to marketing in those countries. Obtaining non-US regulatory approvals and compliance with such non-US regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our current and any future drugs, in certain countries. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our drug candidates will be unrealized.

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

If marketing authorization is obtained for any of our product candidates, the product will remain subject to continual regulatory review and therefore authorization could be subsequently withdrawn or restricted. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical studies and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA or a comparable foreign regulatory authority approves any of our product candidates, we will be subject to ongoing regulatory obligations and oversight by regulatory authorities, including with respect to the manufacturing processes, labeling, packing, distribution, adverse event reporting, storage, advertising and marketing restrictions, and record-keeping and, potentially, other post-marketing obligations, all of which may result in significant expense and limit our or our collaboration partners’ ability to commercialize such products. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP and cGCP requirements for any clinical studies that we conduct post-approval. Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

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

We have conducted and may in the future conduct clinical studies for our drug candidates outside the US, and the FDA and applicable foreign regulatory authorities may not accept data from such studies.

We have conducted and may in the future choose to conduct one or more of our clinical studies outside the US, including in Germany, Austria, Denmark, Sweden, Finland, the UK, Poland and the Netherlands. The acceptance of study data from clinical studies conducted outside the US or another jurisdiction by the FDA or applicable foreign regulatory authority may be subject to certain conditions. In cases where data from foreign clinical studies are intended to serve as the basis for marketing approval in the US, the FDA will not approve the application on the basis of foreign data alone unless the following are true: the data are applicable to the US population and US medical practice; the studies were performed by clinical investigators of recognized competence; and the data are considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical study requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar requirements. In addition, such foreign studies would be subject to the applicable local laws of the foreign jurisdictions in which the studies are conducted. There can be no assurance that the FDA or any applicable foreign regulatory authority will accept data from studies conducted outside of the US or the applicable jurisdiction. If the FDA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional studies, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our drugs or drug candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

In the US and the EU, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system. These changes could prevent or delay marketing approval of our product candidates and restrict or regulate post-approval activities and affect our ability to profitably sell any products for which we obtain marketing approval.

In the US, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare Modernization Act), changed the way Medicare covers and pays for pharmaceutical and biopharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sale prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost-reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products. Although the Medicare Modernization Act applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors.

In March 2010, former President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (HCERA) (collectively, the Health Care Reform Law), a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Health Care Reform Law, among other things, increased the rebates a manufacturer must pay to the Medicaid program; addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; established a new Medicare Part D coverage gap discount program, in which manufacturers must provide 50% point-of-sale discounts on products covered under Part D; and implemented payment system reforms, including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Further, the new law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance were enacted, which may affect our business practices with healthcare practitioners. On July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the US Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. On November 20, 2020, CMS issued an interim final rule implementing former President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the US District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

In 2020, we continued to face uncertainties because of continued US federal legislative and administrative efforts to repeal, substantially modify or invalidate some or all of the provisions of the Health Care Reform Law. In January 2017, Congress voted to adopt a budget resolution for the fiscal year 2017 that authorized the implementation of legislation that would repeal portions of the Health Care Reform Law. On December 14, 2018, a federal judge in Texas ruled that the Health Care Reform Law is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the 2017 Tax Act. While the judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA, will impact our business. On December 18, 2019, the Fifth Circuit Court of Appeals upheld the lower court’s decision that the Health Care Reform Law was unconstitutional. On March 2, 2020, the US Supreme Court granted certiorari to review the case and oral arguments were held on November 10, 2020. Although the US

Supreme Court has yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the Health Care Reform Law marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. Pending review, the Health Care Reform Law remains in effect, but it is unclear what effect this litigation, other efforts to repeal and replace the Health Care Reform Law and the healthcare reform measures of the Biden administration will have on the status of the ACA. Litigation and legislation over the Health Care Reform Law are likely to continue, with unpredictable and uncertain results. Congress also could consider subsequent legislation to replace elements of the Health Care Reform Law that are repealed. There is no assurance that the Health Care Reform Law, as currently enacted or as amended in the future, will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

Moreover, other legislative changes have also been proposed and adopted in the US since the Health Care Reform Law was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least USD 1.2 trillion for the years 2013 through 2021, was unable to reach the required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions in Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken. The Coronavirus Aid, Relief, and Economic Security Act suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2020, and extended the sequester reductions by one year, through 2030. On January 2, 2013, former President Obama signed into law the American Taxpayer Relief Act of 2012 which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from 3 to 5 years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations.

Our business is subject to complex and evolving US and international laws and regulations regarding clinical trials reimbursement and privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, changes to our business practices, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

Regulatory authorities around the world have adopted laws and regulations, and are continuing to consider a number of legislative and regulatory proposals, concerning privacy and data protection, including measures to ensure that encryption of users’ data does not hinder access of law enforcement agencies to that data. In addition, the interpretation and application of consumer and data protection laws in the US, Europe and elsewhere are often uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. These laws and regulations, and legislative and regulatory proposals, if adopted, and such interpretations could, in addition to the possibility of fines, result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

In the EU, new clinical trial regulations are scheduled to come into force in 2021. This new legislation will enforce the centralization of clinical trial applications and approvals, which will eliminate redundancy, but in some cases, this may extend timelines for clinical study approvals, due to potentially longer wait times. The GDPR, which became effective in May 2018 in all EU Member States, created a range of new compliance obligations for companies that process the personal data of EU residents. Although it is expected that the GDPR will provide consistency across the territory of the EU, it imposes more onerous requirements concerning consent and the obligations of sponsors of clinical trials (acting as Data Controllers), among other measures, which may increase the costs and extend the timelines of our product development efforts. Austerity measures in certain European nations may also affect the prices we are able to seek if our products are approved, as discussed below. Furthermore, the Brexit vote and the impact of the withdrawal of the UK may adversely affect business activity, political stability and economic conditions in the UK, the Eurozone, the EU and elsewhere. Specifically, Brexit and ongoing developments in the UK have created uncertainty with regard to data protection regulation in the UK. We may be required to comply with both the GDPR and the UK GDPR to the extent of our operations in the UK, exposing us to two parallel regimes with potentially divergent interpretations and enforcement actions for certain violations. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, for example, how data transfers between EU member states and the UK will be treated and the role of the UK’s Information Commissioner’s Office with respect to the EU following the end of the transitional period. Although we do not have material operations in the UK, we cannot rule out potential disruptions in relation to the clinical regulatory framework applicable to our clinical studies in the UK, and to data privacy and security rules with respect to personal data sharing with vendors and clinical investigators in the UK, and we cannot predict future implications.

Both in the US and in the EU, legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical and biopharmaceutical products. We do not know whether additional legislative changes will be enacted, whether the regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be.

We could be subject to liabilities under environmental, health and safety laws or regulations, or fines, penalties or other sanctions, if we fail to comply with such laws or regulations or otherwise incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws, regulations, and permitting requirements, including those governing laboratory procedures, decontamination activities, and the handling, transportation, use, remediation, storage, treatment and disposal of hazardous materials, human substances and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials that produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials or wastes either at our sites or at third-party disposal sites. In the event of such contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, human substances or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities.

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

Healthcare providers, physicians and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, primarily in the US, which may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable healthcare laws and regulations include the following:

•	the US healthcare Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under US government healthcare programs such as Medicare and Medicaid;

•	the US False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the US government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the US HIPAA imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	the HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the transparency requirements under the Health Care Reform Law require manufacturers of drugs, devices, biologics and medical supplies to report to the US Department of Health and Human Services information related to payments and other transfers of value made by such manufacturers to physicians and teaching hospitals, and ownership and investment interests held by physicians or their immediate family members; and

•	in various other jurisdictions, analogous laws and regulations, such as state anti-kickback and false claims laws, will apply to sales or marketing arrangements, consultancy and service agreements, and claims involving healthcare items or services reimbursed by nongovernmental third-party payors, including private insurers, and some state laws require pharmaceutical and biopharmaceutical companies to comply with the pharmaceutical and biopharmaceutical industries’ voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, in addition to requiring manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under the US federal Anti-Kickback Statute, it is possible that some of our future business activities could be subject to challenge under one or more of such laws. In addition, recent healthcare-reform legislation has strengthened these laws. For example, the Health Care Reform Law, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. Moreover, the Health Care Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from US government-funded healthcare programs, such as Medicare and Medicaid, other foreign healthcare reimbursement and procurement programs, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business with is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government-funded healthcare programs.

Risks from the improper conduct of employees, agents, contractors, or collaborators could adversely affect our reputation and our business, prospects, operating results, and financial condition.

We cannot ensure that our compliance controls, policies, and procedures will in every instance protect us from acts committed by our employees, agents, contractors, or collaborators, which would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, competition, and patient privacy and other privacy laws and regulations. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties, and could adversely impact our operating results, our ability to conduct business and our reputation.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA or EMA regulations, to provide accurate information to the FDA or the EMA, or intentional failures to report financial information or data accurately or to disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious harm to our reputation. In June 2016, we adopted a code of conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Our business activities may be subject to the Foreign Corrupt Practices Act (FCPA), and similar anti-bribery and anti-corruption laws.

Our business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the UK Bribery Act. The FCPA generally prohibits offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a non-US government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation, and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-US governments. Additionally, in many other countries, the healthcare providers who prescribe pharmaceuticals or biopharmaceuticals and the investigators who perform our studies are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. The Securities and Exchange Commission (SEC) and the Department of Justice have increased their FCPA enforcement activities with respect to pharmaceutical companies. There is no certainty that all of our employees, agents, contractors or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.

Risks related to our common shares

The price of our common shares may be volatile and may fluctuate due to factors beyond our control.

The share prices of publicly traded emerging pharmaceutical, biopharmaceutical and drug discovery and development companies have been highly volatile and are likely to remain highly volatile in the future. The market price of our common shares may fluctuate significantly due to a variety of factors, including:

•	positive or negative results of testing and clinical studies by us, strategic partners, or competitors;

•	delays in entering into strategic relationships with respect to development and/or commercialization of our product candidates or entry into strategic relationships on terms that are not deemed to be favorable to us;

•	technological innovations or commercial product introductions by us or competitors;

•	changes in government regulations;

•	developments concerning proprietary rights, including patents and litigation matters;

•	public concern relating to the commercial value or safety of any of our product candidates;

•	financing or other corporate transactions;

•	publication of research reports or comments by securities or industry analysts;

•	general market conditions in the pharmaceutical or biopharmaceutical industry or in the economy as a whole; or

•	other events and factors beyond our control.

Broad market and industry factors may materially affect the market price of companies’ stock, including ours, regardless of actual operating performance. Furthermore, issuers such as ourselves, whose securities have historically had limited trading volumes and/or have been susceptible to relatively high volatility levels, can be particularly vulnerable to short-seller attacks and trading in our common shares by non-fundamental investors such as hedge funds and others who may enter and exit positions in our common shares frequently and suddenly, causing increased volatility of our share price. Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of buying identical securities at a later date to return to the lender, and profit from a decline in the value of the securities in the process. The publication of any commentary by short sellers with the intent of creating negative market momentum may bring about a temporary, or possibly long-term, decline in the market price of our common stock.

There is only a limited free float of our common shares; this may have a negative impact on the liquidity of and the market price for our common shares.

As of the date hereof, certain principal shareholders controlling 5% or more of our common shares as well as our executive officers and directors together beneficially own approximately 69.2% of our common shares. The limited free float may have a negative impact on the liquidity of our common shares and result in a low trading volume of our common shares, which could adversely affect the price of our common shares.

Certain of our existing shareholders exercise significant control over us, and your interests may conflict with the interests of our existing shareholders.

Certain principal shareholders as well as our executive officers and directors together beneficially own approximately 69.2% of our common shares. Depending on the level of attendance at our general meetings of shareholders, these shareholders may be in a position to determine the outcome of decisions taken at any such general meeting. To the extent that the interests of these shareholders may differ from the interests of the Company’s other shareholders, the latter may be disadvantaged by any action that these shareholders may seek to pursue. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.

Future sales, or the possibility of future sales, of a substantial number of our common shares could adversely affect the price of our common shares.

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. If certain of our shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected. We also entered into a registration rights agreement in connection with the Series E Private Placement with certain investors in the Series E Private Placement, pursuant to which we agreed under certain circumstances to file a registration statement to register the resale of the common shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such common shares. In October 2020 and August 2018, we filed registration statements on Form F-3 to register the resale of two of our shareholder’s common shares pursuant to the requirements of their registration rights agreements. In addition, in 2019, we adopted a new omnibus equity incentive plan under which we have the discretion to grant a broad range of equity-based awards to eligible participants. These shares were registered pursuant to the registration statement on Form S-8 that we filed with the SEC and, therefore, can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates. If a large number of our common shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our common shares and impede our ability to raise future capital.

We have broad discretion in the use of our cash and cash equivalents and short-term financial assets (liquidity) and may not use them effectively.

Our management will have broad discretion in the application of our cash and cash equivalents and short-term financial assets. Our or our collaboration partners’ decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular product candidates or therapeutic areas may not lead to the development of any viable commercial product and may divert resources away from better opportunities. If we make incorrect determinations regarding the viability or market potential of any of our programs or product candidates or misread trends in the pharmaceutical or biopharmaceutical industry, in particular for neurodegenerative diseases, our business, financial condition and results of operations could be materially adversely affected. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases and disease pathways that may later prove to have greater commercial potential than those we choose to pursue, or relinquish valuable rights to such product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to invest additional resources to retain sole development and commercialization rights.

We do not expect to pay dividends in the foreseeable future.

We have not paid any dividends since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend that any earnings will be reinvested in our business and that dividends will not be paid until we have an established revenue stream to support continuing dividends. Under our articles of association, the declaration of dividends requires a resolution passed by a simple majority of the votes cast at a shareholders’ meeting regardless of abstentions and empty or invalid votes. The proposal to pay future dividends to shareholders will in addition effectively be at the discretion of our board of directors after considering various factors including our business prospects, liquidity requirements, financial performance and new product development. In addition, payment of future dividends is subject to certain limitation pursuant to Swiss law or by our articles of association. Accordingly, investors cannot rely on dividend income from our common shares and any returns on an investment in our common shares will likely depend entirely upon any future appreciation in the price of our common shares.

We are a Swiss corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of US jurisdictions.

We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of US jurisdictions. In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our Company, our shareholders, our employees and other stakeholders in all cases, with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought in Lausanne, Switzerland, or the country in which the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively in Lausanne, Switzerland (except for certain US securities and other claims that may be brought in US federal court).

Our common shares are issued under the laws of Switzerland, which may not protect investors in a similar fashion afforded by incorporation in a US state.

We are organized under the laws of Switzerland. There can be no assurance that Swiss law will not change in the future in a way detrimental to shareholders or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the US, which could adversely affect the rights of investors.

Our status as a Swiss corporation may limit our flexibility with respect to certain aspects of capital management and may cause us to be unable to make distributions without subjecting our shareholders to Swiss withholding tax.

Swiss law allows our shareholders to authorize share capital that can be issued by the board of directors without additional shareholder approval. This authorization is limited to 50% of the existing registered share capital and must be renewed by the shareholders every 2 years. Additionally, as a principle, Swiss law grants pre-emptive subscription rights to existing shareholders to subscribe to any new issuance of shares. Any ordinary share capital increase resolution preserving pre-emptive subscription rights expires after 3 months and requires a simple majority of the votes cast at the shareholder’s meeting regardless of abstentions and empty or invalid votes. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as do the laws of some other jurisdictions. Swiss law also reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, dividends must be approved by shareholders. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise in which greater flexibility would have provided substantial benefits to our shareholders.

Under Swiss law, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits from previous fiscal years, or if the corporation has distributable reserves, each as evidenced by its audited statutory balance sheet. Freely distributable reserves are generally booked either as “free reserves” or as “capital contributions” (apports de capital, contributions received from shareholders) in the “reserve from capital contributions.” Distributions may be made out of issued share capital—the aggregate nominal value of a company’s issued shares—only by way of a capital reduction. As of December 31, 2020, the Company has CHF 341.5 million of reserves from capital contributions and CHF 1,537,748 of issued share capital (consisting of 76,887,449 common shares each with a nominal value of CHF 0.02 and no preferred shares) on its audited statutory balance sheet. Of the total issued shares and issued share capital, the Company holds 5,000,000 fully paid-in treasury shares representing CHF 100,000 of issued share capital.

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

Generally, Swiss withholding tax of 35% is due on dividends and similar distributions to our shareholders, regardless of the place of residency of the shareholder, unless the distribution is made to shareholders out of (i) a reduction of nominal value or (ii) assuming certain conditions are met, reserves from capital contributions accumulated on or after January 1, 1997. A US Holder who qualifies for benefits under the Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, which we refer to as the “US-Swiss Treaty,” may apply for a refund of the tax withheld in excess of the 15% treaty rate (or in excess of the 5% reduced treaty rate for qualifying corporate shareholders with at least 10% participation in our voting stock, or for a full refund in the case of qualified pension funds). There can be no assurance that we will have sufficient reserves from capital contributions to pay dividends free from Swiss withholding tax, or that Swiss withholding tax rules will not be changed in the future. In addition, we cannot provide assurance that the current Swiss law with respect to distributions out of reserves from capital contributions will not be changed or that a change in Swiss law will not adversely affect us or our shareholders, in particular as a result of distributions out of reserves from capital contributions becoming subject to additional corporate law or other restrictions. In addition, over the long term, the amount of par value available to us for nominal value reductions or reserves from capital contributions available to us to pay out as distributions is limited. If we are unable to make a distribution through a reduction in nominal value or out of reserves from capital contributions, we may not be able to make distributions without subjecting our shareholders to Swiss withholding taxes.

As of December 31, 2020, the Company held 5,000,000 fully paid-in treasury shares issued initially as part of an ATM offering established in September 2020. These shares were not sold before December 31, 2020 and are held by the Company for future subscription (or, possibly, as part of a future share-dividend program, should the Company become profitable and have enough earnings carried forward to cover such distribution). Under present Swiss tax laws, repurchases of shares for the purposes of cancellation are treated as a partial liquidation and are subject to 35% Swiss withholding tax on the difference between the repurchase price and the nominal value of the shares except, since January 1, 2011, to the extent attributable to reserves from capital contributions (apports de capital) if any, and to the extent that the repurchase of shares is out of retained earnings or other taxable reserves. No partial liquidation treatment applies and no withholding tax is triggered if the shares are not repurchased for cancellation but held by the Company as treasury shares, provided the limitations imposed by corporate law are respected (the nominal value of such shares does not exceed 10% of the outstanding share capital and the purchase price is covered by freely disposable equity). Regarding the above-mentioned 5,000,000 treasury shares and given the specificities of the ATM offering, the Company has obtained a tax ruling from the Swiss Federal Tax Administration confirming that their acquisition by the Company did not constitute a direct partial liquidation and therefore does not trigger withholding tax. A second tax ruling request is pending with the concerned Cantonal Tax Authority at our place of incorporation, to obtain confirmation that the future placement of these treasury shares for a subscription price superior to their nominal value will not trigger any corporate income tax for the Company.

US shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive officers or members of our board of directors.

We are organized under the laws of Switzerland and our registered office and domicile is located in Ecublens, near Lausanne, Canton of Vaud, Switzerland. Moreover, a number of our directors and executive officers are not residents of the US, and all or a substantial portion of the assets of such persons are located outside the US. As a result, it may not be possible for investors to effect service of process within the US upon us or upon such persons or to enforce against them judgments obtained in US courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the US. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or of actions for enforcement of judgments of US courts, for civil liabilities to the extent solely predicated upon the federal and state securities laws of the US. Original actions against persons in Switzerland based solely upon the US federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result is incompatible with Swiss public policy. Additionally, certain mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the US do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the US in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

•	the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;

•	the judgment of such non-Swiss court has become final and non-appealable;

•	the judgment does not contravene Swiss public policy;

•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

•	no proceeding involving the same parties and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state for which the decision is recognizable in Switzerland.

Our status as a Swiss corporation means that our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve, or authorize our board of directors, to increase our share capital. Although our shareholders may authorize share capital that can be issued by our board of directors without additional shareholder approval, Swiss law limits this authorization to 50% of the issued share capital at the time of the authorization. The authorization, furthermore, has a limited duration of up to 2 years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in our articles of association, Swiss law grants pre-emptive subscription rights to existing shareholders to subscribe for new issuances of shares. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different categories of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders.

Swiss law restricts our ability to pay dividends.

The proposal to pay future dividends to shareholders will effectively be at the discretion of our board of directors and subject to approval by, at their discretion, our shareholders after considering various factors including our business prospects, liquidity requirements, financial performance and new product development.

In addition, payment of future dividends is subject to certain limitations pursuant to Swiss law or our articles of association. Investors cannot rely on dividend income from our common shares and any returns on an investment in our common shares will likely depend entirely upon any future appreciation in the price of our common shares. Dividends paid on our common shares are subject to Swiss Federal withholding tax, except if paid out of reserves from capital contributions (apports de capital).

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

We are a foreign private issuer and, as a result, we are not subject to US proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a US domestic public company.

We are reporting under the Exchange Act as a non-US company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Swiss laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to US domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and their liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or of current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 4 months after the end of each financial year, whereas US domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we rely on certain home country governance practices rather than the corporate governance requirements of Nasdaq.

We are a foreign private issuer. As a result, in accordance with Nasdaq Listing Rule 5615(a)(3), we comply with home country (in this case, Swiss) governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of Nasdaq. Swiss law does not require that a majority of our board of directors consist of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we are not subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present.

Although Swiss law also requires that we adopt a compensation committee, we follow home country requirements with respect to such committee and our compensation, nomination and corporate governance committee is tasked with certain director nomination and governance responsibilities as described under “Item 6. Directors, senior management and employees.” As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees, and from the independent director oversight of director nominations requirements of Nasdaq Listing Rule 5605(e).

Furthermore, in accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Our practice thus varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Our articles of association provide for an independent proxy holder elected by our shareholders, who may represent our shareholders at a general meeting of shareholders, and we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders. Our practice varies from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies. In addition, we have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us, and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to US domestic issuers. We may no longer be a foreign private issuer as of June 30, 2021 (or the end of our second fiscal quarter in any subsequent fiscal year), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to US domestic issuers as of January 1, 2022 (or the first day of the fiscal year immediately succeeding the end of such second quarter). In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the US or (b) (i) a majority of our executive officers or directors may not be US citizens or residents, (ii) more than 50 percent of our assets cannot be located in the US and (iii) our business must be administered principally outside the US. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to US domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under US securities laws if we are required to comply with the reporting requirements applicable to a US domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to US domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart our Business Startups Act of 2012, (JOBS Act). For as long as we continue to be an “emerging growth company,” we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” until the end of our fiscal year 2021, although circumstances could cause us to lose that status earlier, including if the market value of our common shares held by non-affiliates exceeds USD 700 million as of any June 30 (the end of our second fiscal quarter) before the end of our fiscal year 2021, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud, among other objectives. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting, which are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue and cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common shares.

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

Furthermore, in March 2020, the SEC approved amendments to exempt from the requirements of Section 404(b) any companies with less than USD 100 million of revenue and less than USD 700 million of public float. These amendments provide that such companies are no longer required to obtain an attestation of their internal controls over financial reporting from an independent outside auditor, even if such companies are no longer “emerging growth companies.”

For as long as we remain an “emerging growth company” or are exempt from the requirement of Section 404(b) per the aforementioned SEC amendments adopted in March 2020, we may not be able to detect problems that an independent assessment of the effectiveness of our internal controls could. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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

We believe that it is likely that we were a “passive foreign investment company,” (PFIC) for US federal income tax purposes in 2020, and may also be a PFIC in 2021 or later years. If we were a PFIC in 2020 or are a PFIC in 2021 or any later year, US shareholders could be subject to adverse US federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Although we have not obtained independent valuations of our assets during 2020 and thus are not in a position to make a definitive determination as to whether we were a PFIC in 2020, based on the composition of our income and assets during 2020 and certain estimates and assumptions, including as to both the total value and the relative value of our assets as implied by our market capitalization during 2019, we believe that it is likely that we were a PFIC in 2020. In addition, it is possible that we may also be a PFIC in 2021 or one or more future years because, among other things, (i) we may not generate a substantial amount of non-passive gross income, for US federal income tax purposes, in any year, (ii) we currently own, and expect to continue to own, a substantial amount of passive assets, including cash, and (iii) the estimated valuation, for PFIC purposes, of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is likely to be dependent in large part on our market capitalization and is therefore uncertain and may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC in 2021 or any future taxable year.

If we were a PFIC in 2020 or in any future year during which a US investor held or holds common shares, we generally would continue to be treated as a PFIC with respect to that US investor for all succeeding years during which the US investor holds common shares, even if we ceased to meet the threshold requirements for PFIC status. Such a US investor may be subject to adverse US federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to take a qualified electing fund election that could mitigate the adverse US federal income tax consequences should we be classified as a PFIC.

For further discussion, see “Item 10. Additional information—Section E. Taxation.”

ITEM 4. INFORMATION ON THE COMPANY

A.	History and development of the company

We are a Swiss stock corporation (société anonyme) organized under the laws of Switzerland. We were formed as a Swiss limited liability company (société à responsabilité limitée) on February 13, 2003 with our registered office and domicile in Basel, Switzerland. We converted to a Swiss stock corporation (société anonyme) under the laws of Switzerland on August 25, 2003. Our Swiss enterprise identification number is CHE-109.878.825. Our domicile and registered office is in Ecublens, at the École Polytechnique Fédérale Lausanne (EPFL) Innovation Park Building B, 1015 Lausanne, Vaud, Switzerland. Our ordinary shares were admitted to trading on Nasdaq Global Market on September 23, 2016, and trade under the symbol ACIU.

Our registered and principal executive offices are located in Ecublens, at EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland, our general telephone number is (41) 21 345 91 21 and our internet address is www.acimmune.com. Our website and the information contained on or accessible through our website are not part of this document.

B.	Business overview

AC Immune is a leading, clinical stage biopharmaceutical company advancing one of the broadest portfolios focused on pioneering precision medicine for neurodegenerative diseases. Our highly differentiated approach integrates novel therapeutics and diagnostics to overcome the fundamental challenge in this therapeutic area – the high number of co-pathologies driving disease and the urgent need for more tailored therapeutic regimens.

Leveraging our dual proprietary technology platforms, we have built a comprehensive pipeline of first-in-class or best-in-class candidates spanning multiple treatment modalities and targeting both established and emerging neurodegenerative pathologies. We are currently advancing nine therapeutic and three diagnostic product candidates, with six currently in clinical trials, targeting five different types of misfolded pathological proteins related to AD and other neurodegenerative disorders. Our pipeline assets are further validated by the multiple partnerships we have established with leading global pharmaceutical companies. We believe our validated technology platforms and personalized medicine approach position AC Immune to revolutionize the treatment of neurodegenerative disease in the way precision diagnostics and targeted therapies are revolutionizing the treatment of cancer.

Figure 1: AC Immune investment highlights

Our Team

We have assembled an outstanding management team with relevant scientific, clinical and regulatory expertise. Our scientific founders, Dr. Jean-Marie Lehn, Dr. Claude Nicolau, and Dr. Fred van Leuven, are regarded as pioneers in their respective scientific domains, including in the study of AD. Our co-founder and Chief Executive Officer, Dr. Andrea Pfeifer, a Pharmacologist with a Ph.D. in cancer research and a former National Institute of Health researcher, has a 30-year track record in product innovation and implementation, and was formerly Head of Nestlé Global Research and the co-founder of Nestlé Venture Fund. Dr. Marie Kosco-Vilbois, our Chief Scientific Officer, brings more than 20 years of experience in various aspects of discovery research and drug development, including work on multiple drug development programs. In January 2021, Prof. Johannes Rolf Streffer joined AC Immune as our Chief Medical Officer. Prof. Streffer is a Neurologist and Psychiatrist with extensive expertise in AD including biomolecular modalities such as PET, volumetric and functional MRI, genetics, cognition and cerebrospinal fluid (CSF) marker.

Unmet need in neurodegenerative diseases

Figure 2: The World Health Organization recognizes dementia as a global public health priority

Neurodegenerative diseases, including dementias and other diseases associated with protein misfolding, are prevalent, but there is currently an absence of reliable, early-stage diagnosis and disease-modifying treatments for these diseases. The growth in the number of people with neurodegenerative diseases has been significant, as evidenced by the prevalence of people affected by AD and PD, two of the most common neurodegenerative diseases.

•	The World Health Organization recognizes dementia as a global public health priority. Worldwide, there is a new case of dementia every 3 seconds, with an estimated global patient population of approximately 50 million in 2020. This is predicted to increase to 152 million by 2050 (Alzheimer’s Disease International).

•	The estimated total healthcare costs for the treatment of Alzheimer disease in the United States in 2020 is estimated to be USD 305 billion per the Alzheimer’s Association, with the cost expected to increase to more than USD 1 trillion by 2050 as the population ages. In fact, if the estimated global costs of dementia were a country, it would be the 18th largest economy.

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

Neurodegenerative disease overview

Folding and unfolding of proteins are important ways of regulating the biological activity and cellular location of those proteins. Misfolding of proteins occurs due to a breakdown of cellular quality control systems and is a common feature of many neurodegenerative diseases. Misfolded proteins are unable to carry out their normal functions and aggregate to form insoluble deposits in the brain, which eventually lead to neuronal damage and cell death. The progression of neurodegenerative diseases, such as AD and PD, is linked to the spread of misfolded, pathological protein aggregates throughout the brain. Figure 3 shows how misfolded proteins play a key role in the pathology of neurodegenerative diseases.

Figure 3: Misfolded proteins key impact on the pathology of neurodegenerative diseases

Typically, protein misfolding occurs in response to cellular stress, which can be triggered by many different, largely unknown, causes. A cascade of molecular events begins with the misfolding of single proteins within a cell, which then aggregate and ultimately form larger aggregates including plaques and tangles. These misfolded proteins are then exported or shed from dying neurons where they can spread to healthy cells nearby. Once inside, misfolded proteins can interact with normal proteins and cause them to misfold in a process known as “seeding,” leading to spreading of the disease pathology throughout the brain, increased neuronal death and a progressive decline in cognitive function.

Figure 3 also shows how our therapies are designed to intervene and prevent key pathological steps in the progression of neurodegenerative diseases. They are designed to (i) prevent initial misfolding; (ii) promote disaggregation of misfolded proteins; (iii) inhibit spreading of pathological protein to healthy cells; (iv) prevent seeding of new misfolded protein aggregates inside healthy cells; and (v) inhibit downstream neurodegeneration. This robust approach to targeting neurodegenerative diseases is enabled by our two validated technology platforms, SupraAntigen and Morphomer, which generate highly specific biologics and small molecule inhibitors that can distinguish normal from misfolded proteins and inhibit key disease pathways both inside and outside of cells.

Our strategic vision

Our goal is to continue leveraging our proprietary discovery platforms, SupraAntigen and Morphomer, to become a global leader in precision medicine for the diagnosis and treatment of neurodegenerative diseases. We are executing a clear business strategy built on three pillars: (i) accelerate development of novel therapeutics in AD with our partners; (ii) expand our strategic focus in non-AD neurodegenerative diseases, including NeuroOrphan indications, Parkinson’s disease (PD) and limbic-predominant age-related TDP-43 encephalopathy (LATE); and (iii) a continued focus on diagnostics enabling precision medicine to be an ultimate differentiator for the Company.

Figure 4: AC Immune’s three-pillar strategy

Our three-pillar execution strategy reflects our unique precision medicine approach, which ultimately creates differentiation due to our ability to address the high levels of co-pathologies present in AD and other neurodegenerative diseases. Much like cancer, neurodegenerative diseases are heterogeneous and may require multiple therapeutic interventions tailored to patients’ specific disease drivers, to be used in concert in order to slow or stop the disease course. Ultimately, it is our belief that precision medicine will increase the chance of treatment success by enabling clinical trial participants to be better defined by their various proteinopathies, affording treatment with the right therapies at the right time.

AC Immune has established itself as a leader in developing precision medicines for neurodegenerative diseases by utilizing our diagnostic capabilities to enable improved diagnosis of co-pathologies, patient selection and assessment of clinical trial outcomes. Our dual technology platforms allow for a multi-modal approach encompassing a portfolio of vaccines, antibodies and small molecules tailored to the underlying pathology driving patients’ disease. In addition to generating targeted monotherapies, this approach creates the potential for combination regimens, which may treat a broader spectrum of disease and offer greater efficacy.

AC Immune’s Roadmap to Successful Therapies for Neurodegenerative Diseases

Precision medicine is a key element of our five-point framework for developing successful therapies in neurodegenerative diseases, building on one of the broadest pipelines in the field.

Figure 5: AC Immune’s roadmap to successful therapies for neurodegenerative diseases

Treat earlier

Identifying patients at risk or in early stages of disease when pathological burden is low and neuronal health is preserved offers the best chance of intercepting pathological spread in neurodegenerative diseases. For example, it is now believed that treatments targeting beta-amyloid (Abeta) may be most effective before symptoms become apparent. The Alzheimer’s Prevention Initiative (API) trial of crenezumab aims to answer this fundamental question.

Target Tau

Tau plays a very important role in neurodegeneration. Understanding whether the aggregation and spreading of pathological Tau throughout the brain can be stopped by therapies targeting Tau is a critical question that we are examining. This is being addressed through AC Immune’s multiple Tau research programs in early and late-stage diseases.

More homogeneous populations

Multiple pathologies are thought to contribute to the development of AD, including genetic, lifestyle and environmental factors. To understand if a candidate drug has therapeutic potential, it is important to first engage more genetically homogeneous patient populations to minimize variability with respect to pathophysiology. We are developing these efforts with our prevention studies in genetically defined populations such as familial AD and DS-related AD.

Precision medicine

Building on the understanding that multiple pathologies contribute to AD, there is a need to accurately diagnose and target the underlying pathology. We are developing an integrated diagnostic and therapeutic strategy to deliver, for the first time, precision medicine for patients with neurodegenerative conditions.

Target neuroinflammation

It is well established that microglia maintain a healthy brain environment by clearing debris, including misfolded and aggregated Abeta, Tau and alpha-synuclein (a-syn). Chronic hyper-stimulation of microglial cells by these protein aggregates is now emerging as a hallmark of AD – and potentially all neurodegenerative diseases – that leads to unwanted inflammation and further damage to brain cells. We focus on the NOD-like receptor pyrin domain-containing protein 3 (NLRP3) inflammasome pathway, based on emerging evidence showing its particular relevance for neurodegenerative diseases.

Key elements of our approach include:

1.       Execution on advancing our product candidates, in partnership or alone, from clinical development to regulatory approval and potential commercialization

Figure 6: Our broad and robust established targets pipeline

Our clinical stage product candidates include:

•	ACI-35.030. Janssen and AC Immune are evaluating the anti-phosphorylated-Tau (anti-pTau) vaccine candidate ACI-35.030 in a Phase 1b/2a study in early AD. Interim results show that ACI-35.030 vaccination generated a potent antigen-specific antibody response against pTau in 100% of older patients, achieving antibody levels several orders of magnitude higher than pre-vaccination levels. No vaccine relevant adverse events were observed. These results support plans to further develop the Alzheimer Vaccine into Phase 2/3. ACI-35.030 specifically targets pathological pTau and is intended as a disease-modifying treatment for AD and other Tauopathies.

•	Semorinemab. Our collaboration partner, Genentech, a member of the Roche Group, is currently completing a Phase 2 clinical program for our anti-Tau monoclonal antibody semorinemab. A Phase 2 study (Tauriel) conducted in patients with prodromal-to-mild AD was completed in Q3 2020 and did not meet its primary efficacy endpoint of reducing decline on Clinical Dementia Rating-Sum of Boxes (CDR-SB) compared to placebo. A second Phase 2 study (Lauriet) conducted in patients with moderate AD remains ongoing with primary completion estimated in Q2 2021. Semorinemab is designed to slow the prion-like propagation of Tau pathology, which coincides with both clinical symptoms and disease progression in AD.

•	Morphomer Tau. In collaboration with our partner, Lilly, we are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD and NeuroOrphan indications. We completed a Phase 1 clinical study in healthy volunteers with ACI-3024, in Q2 2020, which showed a dose-dependent exposure and brain penetration, achieving the desired levels of ACI-3024 in the cerebrospinal fluid. In addition to AD, the program was expanded to NeuroOrphan indications and ACI-3024 will be further evaluated for efficacy in models of rare Tauopathies. Continued candidate characterization across the research program has also identified new and highly differentiated candidates with excellent cerebrospinal fluid exposure and selectivity for pathological aggregated Tau. These will be broadly developed in Tau-dependent neurodegenerative diseases.

•	ACI-24. We currently own the global rights to our anti-Abeta vaccine candidate ACI-24, and we continue to develop this asset in-house for AD and DS.

•	ACI-24 for AD. A Phase 2 study commenced in October 2018 and is currently ongoing to assess the safety, tolerability, immunogenicity and target engagement of ACI-24 formulations using intramuscular injections, and to analyze the effects of ACI-24 on brain amyloid as assessed by PET imaging. Encouraging 12-month interim results were reported and results from the 18-month interim analysis are expected in Q2 2021. The previous Phase 1/2 study was completed and the clinical study report finalized in 2019.

•	ACI-24 for DS. Our Phase 1b clinical study of ACI-24 for individuals with DS, intended to assess safety, tolerability and immunogenicity at two doses, was completed and results reported in Q1 2021. The results support a favorable safety and tolerability profile of ACI-24 in this vulnerable patient population and the advancement of this program into Phase 2 studies, the initiation of which will be determined by appropriate public safety measures related to Covid-19.

•	Crenezumab. The parent of our collaboration partner discontinued, as of January 2019, the Phase 3 clinical trials in AD but is continuing in a landmark prevention trial in Columbia, in a population of genetically predisposed people at risk of developing familial AD. The overall beneficial safety profile was confirmed in the CREAD studies, supporting use of crenezumab in healthy individuals with risk of developing AD.

•	Diagnostic candidates. In addition to the above product candidates, we will continue to develop our complementary diagnostic product candidates for Tau (with LMI), a-syn and TDP-43 to advance these through clinical development, either independently or with collaboration partners.

2.       Expand product development into NeuroOrphan and additional neurodegenerative diseases

Beyond AD, we aim to pursue NeuroOrphan indications, specifically Tau- and TDP-43-driven diseases, such as FTLD-Tau (e.g., PSP, CBD, FTLD-MAPT), and ALS and FTLD-TDP, respectively. Pursuing NeuroOrphan indications may enable us to obtain a streamlined regulatory approval pathway and favorable reimbursement for any approved products. In addition, we are accelerating our novel therapeutic and diagnostic candidates targeting a-syn as a primary pathology in Parkinson’s disease and other a-synucleinopathies. A summary of our diversified novel targets pipeline including non-AD neurodegenerative diseases, with an in-house focus on NeuroOrphan indications, is shown below:

Figure 7: Robust novel targets pipeline: diversification into non-AD and non-CNS diseases

3.	Accelerating the advancement of our diagnostic portfolio

To realize our vision for precision medicine in neurodegenerative disease, we are developing a suite of companion diagnostics designed to be first-in-class or best-in-class, which will enable improved diagnosis of co-pathologies, patient selection and assessment of clinical trial outcomes. We currently have three families of diagnostic candidates in our pipeline, developed using our Morphomer platform; each addresses a key therapeutic target: Tau, a-syn and TDP-43.

The most advanced clinical candidate is PI-2620, our Tau-PET imaging agent. We are working with our partner, LMI, to advance PI-2620 as a highly differentiated, best-in-class Tau diagnostic for AD as well as non-AD Tauopathies such as PSP. A study published in JAMA Neurology showed that PI-2620 could facilitate earlier and more reliable diagnosis of PSP, where previous Tau tracers and other biomarkers failed. Further, results demonstrated PI-2620’s excellent characteristics as a diagnostic tool for studying Tau-related diseases following recent publications about its capabilities in early and more advanced AD.

We are also developing proprietary PET imaging diagnostics for diseases resulting from the misfolding of a-syn and TDP-43 proteins. No such diagnostics are currently available for these important pathologies and AC Immune has identified promising compounds with high affinity and target specificity, as well as favorable central nervous system (CNS) pharmacokinetic properties. In 2020, the a-syn-PET tracer won the Ken Griffin Alpha-synuclein Imaging Competition from The Michael J. Fox Foundation for Parkinson’s Research. Our novel TDP-43-PET tracer and our antibody-based immuno-assay for biofluid detection of TDP-43 also were awarded highly competitive grants from the EU Joint Programme – Neurodegenerative Disease Research’ (JPND) and The Target ALS Foundation, respectively, in 2020. Our diagnostics for a-syn and TDP-43, if validated clinically, will be the first in the world to effectively diagnose these proteinopathies, which are highly relevant for multiple neurodegenerative diseases.

4.	Continuing to optimize our long-term growth by selectively partnering product candidates for global development and commercialization

We have a strong track record of establishing value-driving collaboration agreements with leading pharmaceutical companies, including two collaborations with Genentech, one with Janssen and one with Lilly. This strategy allows us to leverage our partners’ scientific, development, manufacturing and commercialization expertise and other resources while partially monetizing our investments, de-risking and accelerating the development of our product candidates. This strategy also enables us to use non-dilutive partnership revenue to bolster our investment into our early-stage proprietary programs and fuel our continued growth. We have five current collaboration agreements with leading global pharmaceutical companies, summarized in the table below:

Figure 8: External validation and cash generation through external collaborations

For any additional product candidates targeting large markets, we may selectively partner with leading companies that we believe can contribute development, manufacturing and marketing expertise, geographic reach and/or other resources that can enhance the value of our wholly-owned products. We will continue to seek to retain certain indications (e.g., NeuroOrphan) and/or geographies, such that we can begin to grow our own marketing capabilities as we develop AC Immune into a fully integrated pharmaceutical company.

Additionally, in this respect, we established a strategic partnership with WuXi Biologics for its expertise in manufacturing biologicals as well as the application of our vaccine portfolio in China and potential collaborations regarding AC Immune’s SupraAntigen platform.

The benefits of our clinically validated, proprietary technology platforms

The engines that drive our growth are our two unique proprietary and versatile technology platforms: our SupraAntigen platform, which is our biological and immunological platform, and our Morphomer platform, which is our chemical platform. These platforms generate biologics (vaccines and antibodies) and small molecules, respectively, which are designed to selectively interact with the misfolded proteins that are common in a broad range of neurodegenerative diseases. These clinically validated platforms form the basis of our ongoing pipeline development and the value-driving strategic partnerships we have established to date.

The key aspect of both our SupraAntigen and Morphomer technology platforms is conformational specificity, which we believe is central to the development of effective and safe therapeutics for neurodegenerative diseases. Our SupraAntigen platform targets misfolded proteins through antigens displayed on the surface of liposomes, which mimic the targeted pathological form of the protein. In a complementary approach, our Morphomer platform uses small molecular weight compounds to target the aggregation and seeding process, which prevents the misfolded proteins from aggregating inside the cell and prevents the formation of new misfolded proteins in healthy neighboring cells through a seeding mechanism. Small molecules derived from our Morphomer platform, which we refer to as Morphomers, not only reduce aggregation of pathological proteins, but also promote disaggregation of already formed aggregates, thereby potentially enhancing their therapeutic potential even in established disease states.

Figure 9: Morphomer and SupraAntigen platforms: an integrated approach to CNS-specific therapies

The SupraAntigen platform was first developed by AC Immune’s scientific co-founders to overcome a challenge common to neurodegenerative diseases: the lack of immunogenicity of disease-causing self-proteins. The SupraAntigen platform uses liposomes (small spherical vesicles formed by a lipid bilayer) to present specific antigens designed to evoke an immune response. SupraAntigen is used to generate conformation-specific antibodies for immunotherapy in neurodegenerative diseases. The overarching idea behind the platform is that antibodies, which are large in size, are well-suited to target extracellular proteins, interrupt spreading of pathological proteins, and break up and clear aggregates of misfolded proteins through phagocytosis.

AC Immune has acquired advanced mastery of the design and manipulation of liposomes to develop either passive or active immunization techniques to generate antibodies targeting neurodegenerative diseases. When pursuing active immunization approaches, we use liposomes carrying a specific antigen as a vaccine. After vaccination with a liposome, antigen and confirmation specific antibodies are produced naturally by the host with very high affinity without further optimization. This immune response can be long-lasting and may be ideal to prevent the onset of a disease, as the immune system is now primed to rapidly identify disease-causing misfolded proteins.

Product candidates generated utilizing the SupraAntigen platform include vaccines ACI-35 in Phase 1b/2a for AD and ACI-24 in Phase 2 for AD and Phase 1b for DS, as well as antibodies semorinemab in Phase 2 for AD, crenezumab in Phase 2 for AD and the preclinical candidates targeting a-syn and TDP-43 for PD and NeuroOrphan indications.

The Morphomer platform is designed to enable the development of small molecules (Morphomers) able to bind/interact with beta-sheets containing fibrillary aggregates from candidate selection through preclinical proof-of-concept. Morphomers can target pathological protein aggregates in any brain compartment and are equally well suited for therapeutic and diagnostic applications.

The first key component of the Morphomer platform is its library of rationally designed, CNS-optimized non-dye compounds. AC Immune’s extensive know-how has enabled the identification of CNS compounds that penetrate the brain and demonstrate high selectivity for the target. This knowledge has been used to focus the Morphomer library to approximately 12,000 compounds that display these favorable characteristics, making this library an ideal starting point when developing molecules to target human proteinopathies of the CNS. Thus, rather than using the non-directed trial and error strategy of the typical drug development process, the Morphomer platform utilizes its bias for successful CNS candidates to improve efficiency and accelerate the early stages of the drug development process. Extensive expertise in medicinal chemistry and a suite of proprietary assays developed to screen and validate candidate compounds enables AC Immune to rapidly optimize multiple, highly diversified lead compounds for further preclinical and clinical development.

Therapeutic product candidates generated by the Morphomer platform include our lead Morphomer Tau candidates, Morphomer a-syn in PD (preclinical stage) and the diagnostic programs PI-2620 in Phase 2 and Phase 1 in AD and PSP, respectively, and a-syn-PET and TDP-43-PET imaging agents in the preclinical stage.

Shifting the current treatment paradigm for neurodegenerative diseases

Modifying the progression of the disease requires targeting the specific underlying biological processes that drive disease progression. Unfortunately, these processes evolve over the course of many years prior to manifestation of symptoms and a high percentage of neurons may be lost prior to clinical manifestation. Earlier intervention could have a major impact, but it requires accurate disease detection prior to developing symptoms. Thus, in addition to highly targeted therapeutics, new precision diagnostics are critical to the clinical development and effective deployment of potentially disease-modifying therapies. This early, and potentially preventative, precision medicine approach may ultimately lead to better disease management for patients with neurodegenerative diseases.

Figure 10: Treatment and diagnosis of AD

Due to the high level of co-pathologies involved in neurodegenerative diseases, future treatment paradigms for may involve different combinations of disease modifiers at various stages of a disease. Therefore, combination therapies may include combinations of immunotherapies or combinations of small and large molecules targeting proteinopathies and neuroinflammation. Our therapeutic product candidates seek to modify the course of AD by intervening at an earlier stage of the disease progression, prior to irreversible neuronal damage. Beyond AD, we believe that we can leverage our proprietary platforms to generate additional molecules that address the pathologies of other neurodegenerative diseases (Figure 11).

Figure 11: Market opportunities targeting key primary and co-pathologies

Furthermore, we believe that we are a leader in discovering new PET imaging agents to improve the timing and accuracy of diagnoses in neurodegenerative diseases. In our pipeline, we have three families of diagnostic candidates that were developed through our Morphomer platform, which target Tau, a-syn and TDP-43. We believe our Tau-PET imaging program has received external validation through our partnership with LMI, a leader in imaging agents. We are also developing a-syn and TDP-43 PET imaging agents for PD and other neurodegenerative diseases.

With our unique integrated approach focused on precision medicine, we believe that our diagnostic product candidate pipeline will complement our disease-modifying treatment product candidate pipeline and potentially reshape the clinical course and treatment of neurodegenerative diseases.

Our programs

Anti-pTau vaccine

In collaboration with Janssen, we are advancing an anti-pTau vaccine program directed against a key component of the pathology of AD: phosphorylated Tau proteins, found in Tau tangles. Developed using our SupraAntigen technology, our vaccine is designed to stimulate a patient’s immune system to produce antibodies against misfolded and phosphorylated, pathological Tau protein, which aggregate to create the neurofibrillary tangles that characterize AD.

Advantages of Tau vaccination over other therapeutic approaches

Tau vaccines which are able to induce a long-lasting and boost-able antibody response have the potential to be even more advantageous than other anti-Tau therapeutic modalities such as small molecules or monoclonal antibodies, which typically show much shorter half-lives in vivo, requiring more frequent administration. Tau vaccines such as ACI-35.030 may thus offer a more cost effective, and less invasive approach for the treatment or prevention of Tau pathology, which may be particularly relevant for addressing slow-progressing chronic neurodegenerative Tauopathies such as AD.

ACI-35

ACI-35 is a liposomal anti-pTau active investigational vaccine designed to elicit antibodies against extracellular pTau protein in order to prevent and reduce the spread and development of Tau pathology within the brain. In preclinical testing, the vaccine candidate induced an antibody response that was highly specific to phosphorylated Tau. This antibody response resulted in a significant reduction of pTau and an improvement in clinical parameters. ACI-35 was the first vaccine candidate against pathological pTau to be tested in a clinical study involving patients with mild-to-moderate AD. The Phase 1b study was completed in June 2017.

Mechanism of action

•	ACI-35 is composed of a human pTau synthetic peptide T3 as the antigen, derived from Tau sequence 393-408 and phosphorylated at serine residues S396 and S404. Lipidation of the peptide enables it to embed itself into the lipid bi-layer of the liposome and confers a specific conformation to the peptide (Theunis et al., PLoS ONE 2013).

•	In wild-type and transgenic mice, immunization with ACI-35 generated a specific antibody response to phosphorylated vs. non-phosphorylated Tau protein (Vukicevic et. al. AAT-AD/PD 2020).

•	In transgenic mice, immunization with ACI-35 led to a significant decrease of soluble and insoluble total Tau protein and insoluble pTau species in brain (Figure 12).

Figure 12: Immunization of hTauP301L mice leads to a reduction of the levels of pS396 and HT7 in the Sarkosyl insoluble forebrain of Tau.P301L mice

200
150
100
50
0
Relative to control (100%)
0.0091
0.0706
pS396
HT7
pS396
Tau5
Forebrain
Brainstem

Ref: Theunis et al., PLoS ONE 2013

Clinical development

Phase 1b study design

The safety, tolerability and immunogenicity of ACI-35 were tested in a Phase 1b study in patients with mild-to-moderate AD. It was a randomized, placebo-controlled, double-blind study. Different doses and dosing schedules were investigated in an ascending dose design. Multiple injections of ACI-35 were administered per cohort for active or placebo treatment in a three-to-one ratio.

Safety

The ACI-35 vaccine is considered to be safe and well tolerated with no events related to CNS inflammation. As previously reported, five SAEs were observed in three patients.

Antibody response

ACI-35 elicited a rapid induction of anti-pTau antibodies after the first immunization in all study cohorts, indicating a T-cell-independent antibody response. However, this response lacked the boosting effect desired for optimal long-term and potentially preventive application. Therefore, in a collaborative effort, AC Immune and Janssen successfully developed an optimized anti-Tau vaccine, ACI-35.030.

ACI-35.030

ACI-35.030 is an optimized liposomal anti-pTau vaccine formulation designed to elicit an enhanced antibody response. In preclinical studies, ACI-35.030 showed that it retains the excellent non-clinical safety profile and the highly specific antibody response against pTau observed with ACI-35, while demonstrating an enhanced and more homogeneous antibody response with a significant, long-lasting boosting effect. We are developing ACI-35.030 with Janssen in accordance with our collaboration agreement.

Mechanism of Action

•	ACI-35.030 comprises a pTau peptide and a T-cell epitope capable of binding to human leukocyte antigen-major histocompatibility complex, class II (HLA-DR) molecules.

•	In rhesus monkeys, ACI-35.030 induced a specific response to pTau over non-phosphorylated Tau, similar to that observed with ACI-35 (Vukicevic et. al. AAT-AD/PD 2020). This is significant as Tau hyper-phosphorylation is considered an early event in the development of Tau pathology, occurring even several decades before the onset of Tau deposits.

•	Sera from rhesus monkeys immunized with ACI-35.030 binds specifically to pathological Tau in brain sections with AD as compared to healthy human brain tissue (Kosco-Vilbois, KOL event

‘Untangling’ Tau Pathology to Treat Alzheimer’s and Neurodegenerative Diseases NYC, Nov 2019)

•	In nonclinical studies, immunization with ACI-35.030 elicits an enhanced and homogeneous antibody response with boosting effect. In non-human primates (NHPs), immunization with ACI-35.030 lead to an increased level of specific anti-pTau IgG titers compared to ACI-35 (Figure 13).

Figure 13: pTau-specific IgG titers in NHP induced by ACI-35.030 and ACI-35

Ref: Dr. Marie Kosco-Vilbois, KOL event ‘Untangling’ Tau Pathology to Treat Alzheimer’s and Neurodegenerative Diseases 2019

JACI-35.054

JACI-35.054 is an investigational exploratory alternative pTau vaccine, which is developed with Janssen in accordance with our collaboration agreement.

Mechanism of action

•	JACI-35.054 is an alternative anti-pTau vaccine.

•	Immunization of rhesus macaques with JACI-35.054 generates an immune response that specifically binds to pathological tau structures in human AD brain sections.

Clinical development

Phase 1b/2a study

The Phase 1b/2a study is a randomized, multicenter, double-blind, placebo-controlled clinical study with a primary objective to assess the safety, tolerability and immunogenicity of different doses of ACI-35.030 and JACI-35.054 in patients with early AD. Secondary objectives will assess additional immunogenicity parameters, while exploratory endpoints will include notable biomarkers of progression of AD as well as clinical assessments. This Phase 1b/2a study evaluating ACI-35.030 and JACI-35.054 was initiated in Q3 2019 and is currently ongoing.

Safety

To date, a total of 16 patients (six on active vaccination and two on placebo per sub-cohort) have been randomized in the first two dose-level cohorts with ACI-35.030 and vaccination has commenced in the 3rd dose-level sub-cohort. In addition, a further eight subjects (six subjects on active vaccination and two on placebo) have been randomized to the first dose-level sub-cohort with JACI-35.054 in the Phase 1b/2a study, and the recruitment will be pursued in the subsequent sub-cohorts. Two SAEs have been reported to date, an episode of acute diverticulitis and one sick sinus syndrome, both of them are considered unlikely related to the study treatment.

Antibody response (interim)

Based on interim results from the first two dose-level sub-cohorts, ACI-35.030 vaccination resulted in an anti-Tau IgG response that preferentially targets phosphorylated Tau in all patients. 100% of patients demonstrated an anti-pTau IgG response after the 1st injection for both lowest and second highest dosages. Very high anti-pTau IgG titers were observed following injection. An anti-pTau IgM response was also elicited in all patients for both doses.

Semorinemab

Semorinemab is a humanized high-affinity IgG4 isotype antibody candidate discovered using our SupraAntigen technology that binds all forms of Tau. Semorinemab is designed to intercept extracellular Tau, stopping or slowing cell-to-cell spread and propagation of pathological Tau in the brain. Semorinemab is in Phase 2 clinical development for AD as part of an ongoing collaboration, which was established in 2012, with Genentech.

Lead characterization

Our anti-Tau monoclonal antibody program successfully generated multiple humanized antibodies for potential use as passive immunotherapies, which are highly specific for pathological forms of Tau found in AD and other Tauopathies. Results from preclinical studies demonstrated a reduction in pathological Tau and improvement of long-term spatial memory. Efficacy studies run in mouse models of AD and other Tauopathies exhibited dose–response alleviation of Tau pathology with behavioral improvements.

Figure 14: Alleviation of Tau pathology in models of AD

Ref: Ayalon et al., AD/PD 2017

Representative images of hippocampal coronal sections from human Tau-P301L transgenic mice treated with (A) control antibody or (B) semorinemab, and immunostained for pathological Tau deposits

Clinical development

A Phase 1 clinical trial involving 75 subjects evaluated the safety, tolerability, pharmacokinetics and preliminary data on therapeutic activity of semorinemab in people with AD and in healthy volunteers. This trial was completed in the second quarter of 2017. Semorinemab was administered at single doses of up to 16,800 mg to healthy volunteers, and at multiple doses of 8,400 mg to healthy volunteers and patients with mild-to-moderate AD. No dose-limiting toxicities and no SAEs were observed. No participant withdrawals, modifications or interruptions due to an adverse event were reported. Results were presented at multiple conferences, including the 13th International Conference on Alzheimer's & Parkinson's Diseases and Related Neurological Disorders (AD/PD) in 2017, the AAIC in 2017, and the 10th international CTAD conference in 2017.

Semorinemab exhibited a dose-proportional pharmacokinetic profile and CNS exposure, with a median half-life of 32.3 days. Plasma total Tau concentration increased with increasing drug doses and was doubled in participants with AD compared with healthy volunteers, suggesting a pharmacodynamic signal as shown in the figure below.

Figure 15: Phase 1 pharmacokinetic and plasma Tau results

Ref: Kerchner et al., CTAD 2017.

A Phase 2 clinical trial (Tauriel) commenced in Q4 2017 with the dosing of the first patient. This multicenter trial, which enrolled 457 participants, assessed the safety, tolerability and efficacy of semorinemab in people with prodromal-to-mild AD. Participants received one of three active doses or a placebo for 72 weeks, followed by a 96-week optional open-label extension (OLE) (Figure 16). Primary endpoints included safety assessment and the composite functional and cognitive endpoint CDR (Clinical Dementia Rating scale) CDR-SB score.

Figure 16: Phase 2 (Tauriel) study design

Ref: Kerchner et al., CTAD 2017

On September 23, 2020, the Company reported that Genentech informed us of top line results which showed that semorinemab did not meet its primary efficacy endpoint of reducing decline on Clinical Dementia Rating-Sum of Boxes (CDR-SB) compared to placebo. Two secondary endpoints, Alzheimer’s Disease Assessment Scale-Cognitive Subscale 13 (ADAS-Cog13) and Alzheimer’s Disease Cooperative Study Group – Activities of Daily Living Inventory (ADCS-ADL), were also not met. The primary safety endpoint was however met.

Further analyses revealed a dose-dependent increase in serum pharmacokinetics and evidence of target engagement, measured by an increase in plasma Tau levels, which is consistent with previous Phase 1 study results (Figure 17). Semorinemab did not show a dose-dependent effect on Tau PET signal in the brain. Additional biomarker data are being analyzed.

Figure 17: Phase 2 (Tauriel) study pharmacokinetic and pharmacodynamic results

Ref: Teng et al., CTAD 2020

A second Phase 2 trial (Lauriet) was initiated in Q1 2019. This is a multicenter study enrolling 260 participants, and is designed to evaluate the clinical efficacy, safety, pharmacokinetics and pharmacodynamics of semorinemab in patients with moderate AD [Mini Mental State Examination (MMSE) 16–21, CDR-GS 1 or 2]. The study consists of a screening period, a double-blind treatment period of 49 weeks, an optional OLE period, and a follow-up period, with the 11-item Alzheimer's Disease Assessment Scale-cognitive subscale (ADAS-Cog11) and Alzheimer's Disease Cooperative Study-Activities of Daily Living tools as the primary endpoints, and CDR-SB, MMSE and safety as secondary endpoints. Primary completion (last patient, last visit) is estimated in Q2 2021.

Anti-Morphomer Tau

Approximately 1,600 compounds were screened so far for the Morphomer Tau program. This allowed the identification of several chemical series of orally bioavailable small molecules with suitable CNS properties. The lead compounds displayed selectivity for binding to pathological Tau aggregates in preference to other protein aggregates. In addition, the lead compounds were able to prevent Tau aggregation and promote its disaggregation. Further characterization using multiple orthogonal in vitro, ex vivo and in vivo tests addressing pharmacology, absorption, distribution, metabolism, and excretion (ADME), and safety properties led to the identification of the first clinical candidate ACI-3024.

ACI-3024

ACI-3024 is a potent inhibitor of Tau aggregation that acts not only on the Tau native form, but also on synthetic fibers derived from the six human Tau isoforms as well as from the four mutants containing common point mutations associated with human Tauopathies, such as FTLD-Tau (e.g. PSP, Pick’s disease, corticobasal degeneration). ACI-3024 selectively binds to aggregated Tau and does not bind to the monomeric forms of Tau. Moreover, the binding to Tau aggregates is selective, with no cross-reactivity to aggregates of Abeta and a-syn.

ACI-3024 showed a potent and dose-dependent reduction in spontaneous intracellular Tau aggregation and misfolding as measured by immunocytochemistry in human neuronal-like cells over-expressing Tau. Furthermore, ACI-3024 promoted ex vivo disaggregation of Tau neurofibrillary tangles on human AD brain sections.

The in vivo efficacy of ACI-3024 was evaluated in the Tg4510 mouse model (Ramsden et al., 2005). In vivo treatment of Tg4510 transgenic mice with ACI-3024 reduced aggregated and insoluble hyper-phosphorylated Tau. Immunohistochemistry analysis of misfolded Tau using an MC1 antibody in Tg4510 brain sections of the same mice treated with ACI-3024 showed reduction of misfolded Tau. These effects were proportional to the plasma concentration of ACI-3024 (Figure 18).

Total Tau concentration in cerebrospinal fluid (CSF) was inversely correlated with ACI-3024 exposure in plasma, suggesting the possibility of exploring CSF Tau concentrations as a biomarker of target engagement.

ACI-3024 further assessment is ongoing in rare NeuroOrphan indications.

Figure 18: Dose-dependent reduction in Tau misfolding in vivo

Ref: AC Immune unpublished data

Preclinical safety

ACI-3024 has a good in vitro and in vivo ADME profile, including low clearance, long half-life and good CNS disposition as assessed by brain and CSF concentrations. ACI-3024 was negative in in vitro and in vivo genotoxicity assays [Ames, micronucleus test (MNT) and mouse lymphoma cell mutagenesis (MLY)] and has undergone an extensive toxicology and safety pharmacology assessment. The no observed adverse effect level has been established at 300 mg/kg in rodent and at 450 mg/kg in non-rodent animals after 4 weeks of treatment (Poli, CTAD 2018).

Effect on neuroinflammation

ACI-3024 efficacy on pathological Tau-induced neuroinflammation was assessed in vitro and in vivo. In vitro, ACI-3024 induced a potent reduction of Tau-induced neuroinflammation markers (Figure 19, below). In vivo, in Tg4510 mice, treatment with ACI-3024 overall reduced microgliosis, most likely as a downstream consequence of reducing Tau pathology, by reducing the derived pathological Tau-induced microglial activation (Figure 19).

Figure 19: ACI-3024 significantly reduces Tau-induced neuroinflammation

Ref: AC Immune unpublished data

Clinical development

Phase 1 study

This Phase 1 study was a first-in-human (FiH), randomized, placebo-controlled, double-blind, sequential single and multiple ascending dose study. The study assessed the safety, tolerability, pharmacokinetics, and pharmacodynamics of ACI-3024. Part I included five single ascending doses in healthy volunteers, with a food effect assessment in the fourth dose cohort. In Part II, three escalating multiple dose regimens were evaluated; regimen two was assessed in different populations of healthy volunteers. CSF samples were collected from the highest multiple dose group.

The study was executed as planned and all single and multiple dosing regimens were completed in healthy young, elderly, and Japanese subjects. ACI-3024 was administered following single or multiple oral doses and dose-dependent plasma exposure was observed. ACI-3024 showed a long half-life (47.5 to 101 h), with steady state reached after 12-13 days. Low renal clearance was shown. After multiple doses, ACI-3024 concentrations in CSF exceeded target concentrations based on animal studies.

Plans to conduct additional clinical trials with ACI-3024 in AD have been suspended. The Companies have decided to pursue other promising Tau Morphomer candidates from AC Immune’s research platform for potential clinical development in AD. ACI-3024 will be further evaluated for efficacy in models of rare Tauopathies.

Figure 20: Morphomer Tau therapeutic program: summary and outlook

ACI-24

ACI-24 is an anti-amyloid-beta vaccine candidate that is currently in parallel clinical development for AD and Down syndrome-related AD. ACI-24 was developed utilizing our SupraAntigen platform and is designed to stimulate a patient’s immune system to produce antibodies that specifically target the misfolded Abeta conformer to prevent plaque accumulation and to enhance plaque clearance. Preclinical data demonstrated significant activity in plaque reduction and memory restoration. ACI-24 has a favorable safety profile, characterized by a lack of observed local and CNS inflammation and a mechanism of action independent of inflammatory T cells. ACI-24 is fully owned by AC Immune and has been developed in-house.

Clinical development in AD

Phase 1/2 study

To be considered a Phase 1/2 study, a study, or part of it, must include as a primary goal the assessment of efficacy in a patient population, assessed using either clinical endpoints or biomarkers. This is in contrast to a Phase 1 study, for which the primary goal typically includes only safety and pharmacokinetic or pharmacodynamic measures.

The Phase 1 part of the combined Phase 1/2 study is completed, and the clinical study report was finalized in 2019. The efficacy, tolerability and immunogenicity of ACI-24 were tested in patients with mild-to-moderate AD with four different doses in a randomized, placebo-controlled, double-blind study. The different doses were tested via an ascending dose design in four consecutive cohorts with 12 patients each (nine on active, three on placebo treatment). ACI-24 was administered with multiple injections per cohort. The initial safety follow-up period for two years was shortened to one year mainly for the patients of the last cohort.

Phase 1 study data

Safety and tolerability

Due to the observed favorable safety profile, the treatment-free safety follow-up period of the Phase 1 part of the study was shortened to one year using a protocol amendment. Fifteen non-drug related SAEs were observed in the Phase 1/2 study. In the current Phase 2 study in patients with mild AD, seven SAEs have been reported. Six of them were assessed as not related to study treatment and one SAE (transient ischemic attack) was considered unlikely to be related to the study treatment. Currently, the ACI-24 vaccine is considered safe and well tolerated.

Antibody response

Antibody responses were observed only in the two higher-dose groups of cohorts 3 and 4, indicating a dose-dependent effect of the vaccine. No IgG antibody response was observed in placebo-treated patients of those cohorts.

PET Imaging and cognitive measures

Although the study was not powered to examine efficacy, a tendency for reduction in accumulation in brain amyloid measured by PET imaging was observed in cohorts 3 and 4.

Due to the safety profile and potential dose-dependent reduction of amyloid plaques as measured by PET imaging, we have moved this program forward into a Phase 2 clinical trial, which is currently ongoing. In order to optimize the immune response, the route of administration has been switched to intramuscular, as this route was associated with a better antibody response in a non-clinical study.

Phase 2

Phase 2 study design

The aim of the Phase 2 double-blind, randomized, placebo-controlled adaptive design study is to assess the safety, tolerability, immunogenicity and target engagement of ACI-24 formulations in patients with mild AD. The trial will seek to confirm the positive trends on Abeta PET imaging observed in the previous Phase 1/2 study. The currently ongoing Phase 2 trial is being conducted in several European countries and the first dosing occurred in October 2018 via the intramuscular route of administration. A 12-month interim analysis was completed, and a further 18-month interim analysis is planned for Q2 2021. AC Immune will complete the Phase 2 study with the 24-month analysis on the basis of currently enrolled patients.

Phase 2 results (interim)

Treatment has been safe and well tolerated to date. There have been no safety concerns nor evidence for central nervous system (CNS) inflammation or amyloid-related imaging abnormalities (ARIA) related to ACI-24 in any subject in the study.

ACI-24 for Down syndrome-related AD

The AD dementia that commonly develops in people with DS bears remarkable clinical and pathological similarity to familial and sporadic forms of AD and is characterized by progressive changes in Abeta and a number of other relevant biomarkers, making this genetically defined population an excellent model for the disease. AC immune is pioneering this approach with ACI-24.

Individuals with DS have an extra copy of chromosome 21, which is where the gene for amyloid precursor protein (APP) resides. These individuals develop AD at a rate that is three to five times that of the general population and develop the disease at a much younger age. At autopsy, AD pathology has been reported in 80% of people with DS over the age of 40 and 100% over the age of 60 years. The prevalence of AD in people with DS is more than 50% over the age of 50 and 75–100% over the age of 60 years (Strydom, 2018). It is estimated that there are six million people with DS worldwide, with 250,000 in the US Preclinical results published by AC Immune in collaboration with Dr. Mobley of the University of California, San Diego in March 2016, showed, in a DS mouse model (Ts65Dn), a significant 20% memory improvement and a 27% reduction of Abeta in the brain following vaccination with ACI-DS-01, the mouse equivalent of ACI-24.

Clinical development in DS

Phase 1b study design

A Phase 1b clinical trial was completed in 2020 and evaluated the safety and tolerability of ACI-24, its effect on induction of antibodies against Abeta and changes in biomarkers such as Abeta levels in blood and CSF, in adult participants with DS. The study was primarily funded by the Company with additional partial funding provided by a grant from the US National Institute on Aging, a part of the US National Institutes of Health (NIH) and an additional grant from the LuMind Research Down Syndrome Foundation. This dose-escalation study included 16 participants across all cohorts, aged 25−45 years and treated for 12 months, with a 12-month safety follow-up.

Phase 1b results (top line)

ACI-24 was safe and well tolerated in adults with DS, with no serious adverse events (SAEs) or evidence for CNS inflammation, meningoencephalitis, or ARIA. There have been no early subject withdrawals at any dose. ACI-24 vaccination in adults with DS resulted in encouraging immunogenicity (generation of anti-Abeta antibodies) and a positive pharmacodynamic response as measured by an increase in plasma Abeta.

Due to the high vulnerability of people with DS to severe COVID-19 sequelae, initiation of the next clinical trial will be delayed to ensure the safety of study participants. In the interim, AC Immune is taking advantage of this time to accelerate development of its optimized anti-Abeta vaccine formulation, which demonstrated encouraging safety and superior immunogenicity results in mouse and non-human primate (NHP) studies. The optimized vaccine formulation primes, boosts and maintains a strong antibody response against key pathological Abeta species (including oligomeric and pyroglutamate Abeta). The antibodies elicited by the vaccine in NHPs showed clear target engagement by binding to human Abeta plaques on AD patient-derived brain tissue.

AC immune is in discussion with the Food and Drug Administration on a potentially accelerated development pathway for the optimized Abeta vaccine and expects to file an Investigational New Drug (IND) application in Q4 2021. The Company then plans to initiate a follow-on clinical trial in DS with the optimized vaccine formulation as soon as possible, depending on Covid-19.

Crenezumab

Crenezumab is a humanized, conformation-specific monoclonal antibody that targets misfolded Abeta and has a broad binding profile. Crenezumab was developed using our proprietary SupraAntigen platform. In 2006, we licensed crenezumab to Genentech, a company with a long history of developing and commercializing innovative biologics.

Mechanism of action

•	Crenezumab binds to multiple forms of Abeta, particularly oligomeric forms, which it binds to with ten times higher affinity than to monomers. This is a desirable property since oligomeric forms of Abeta are believed to be principally responsible for neurotoxicity in AD.

•	Crenezumab localizes to brain regions rich in oligomers, including the halo around plaques and hippocampal mossy fibers, but not to vascular Abeta (Maloney et al., 2019).

•	Crenezumab has been designed with an IgG4 backbone to reduce effector function on microglia compared with an IgG1 backbone, and to clear Abeta from the brain while limiting inflammation by minimizing FcγR-mediated inflammatory activation of microglia (Adolfsson et al., J. Neurosci 2012).

Figure 21: Crenezumab’s IgG4 backbone balances efficacy with safety

Data reported in Adolfsson et al., J. Neurosci 2012

The potential for a better safety profile derived from a human IgG4 rather than a IgG1 backbone has been born out in practice by the safety findings from the Phase 1, 2 and 3 clinical studies of crenezumab, in which, following either single or multiple doses, no increase in ARIA-E was reported (Cummings et al., 2014 and Cummings et al., 2018).

•	Due to its capacity to bind to multiple forms of Abeta, with 10-fold higher specificity to oligomers, which are thought to be the most toxic species, crenezumab also protects against oligomer-induced neurotoxicity.

•	Linked to its unique epitope, crenezumab has been shown to promote disaggregation of existing Abeta aggregates and to disrupt their assembly, preventing amyloid plaque formation. The crystal structure reveals binding interactions that are consistent with this flexible binding profile and provides further explanation for crenezumab’s ability to block aggregation and to promote disaggregation.

Signal of activity in patients with milder AD (MMSE 22–26) in Phase 2 clinical trials

•	In the proof-of-concept Phase 2 studies of crenezumab, a positive trend in cognition was observed, with a greater effect on cognition in patients with a milder stage of AD (MMSE 22–26).

•	In the ABBY cognition study, there, was a statistically significant 35% reduction in the rate of cognitive decline in the non-pre-specified milder AD patient population (MMSE 22–26) for the high-dose arm.

•	In the BLAZE biomarker study, the high-dose arm showed a consistent trend of reduced Abeta accumulation in the brain over time, as shown in two independent exploratory analyses of florbetapir-PET data. In addition, results have shown that crenezumab has the ability to enhance the removal of these proteins from the brain as evidenced by a significant increase in CSF Abeta, confirming target engagement by crenezumab.

Favorable safety profile allowing for higher dosing

•	Phase 2 data from ABBY and BLAZE studies suggested that there were no imbalances in overall rate of AEs, and these were not dose-related, with only one case of asymptomatic ARIA-E (0.4% in ABBY, 0.3% on active pooled) in patients treated with crenezumab. AEs also included inflammation of the throat and nasal passages, urinary tract infections and upper respiratory infections. However, no patients in the studies experienced SAEs that were believed related to the administration of crenezumab.

•	A Phase 1 study with higher doses of crenezumab up to 120 mg/kg showed good tolerability with no investigator assessed drug-related SAEs and no events of ARIA-E, supporting the dose of 60 mg/kg in the Phase 3 CREAD clinical trials.

•	The good safety profile and lack of induction of ARIA-E was confirmed in the Phase 3 CREAD and CREAD 2 studies, in which there was no increase in incidence of SAEs compared with placebo.

•	Crenezumab is currently being evaluated in a Phase 2 clinical prevention trial in Colombia, which has enrolled 300 cognitively healthy individuals of whom 200 are genetically predisposed to develop early AD. As of January 2019, two Phase 3 clinical trials, CREAD and CREAD 2, in patients with prodromal-to-mild AD were discontinued after an interim analysis of the CREAD study conducted by our collaboration partner Genentech.

Clinical development

Phase 2 studies

Phase 2 study design overview

Crenezumab has been studied in two Phase 2 clinical studies, the ABBY proof-of-concept study and the BLAZE biomarker study. These two studies enrolled a total of 522 patients. The purpose of these studies was to investigate whether crenezumab could delay cognitive and functional decline and reduce the accumulation of brain amyloid in patients with mild-to-moderate AD. The sample size of the studies was not expected to have adequate power to detect a modest but clinically significant difference between active medication and placebo at the 5% significance level (as is commonly the case in Phase 2 studies in AD). Instead, consistent trends across different endpoints and dose dependencies were considered indicators of a response in this learning phase of development, with confirmation to then be sought in Phase 3. Both studies had two active arms: a low-dose arm receiving 300 mg subcutaneous injection, every 2 weeks and a higher-dose arm receiving 15 mg/kg intravenously every 4 weeks. The primary analysis was conducted at 73 weeks, after 68 weeks of treatment. Safety and tolerability measures included repeated MRI scans to assess for the development of ARIA, both vasogenic edema (E) and hemorrhages (H).

ABBY study results

In the ABBY study, a positive trend in cognition was observed with a greater effect on cognition in patients with a milder stage of AD (MMSE 22–26), although the study did not meet its co-primary endpoints in patients with mild-to-moderate AD (MMSE 18–26). There was no significant change in cognition in patients who received low-dose subcutaneous crenezumab. Results of an exploratory analysis of the high-dose intravenous arm demonstrated that patients with the mildest cognitive impairment at screening (MMSE 22–26) showed a statistically significant 35% slowing of the rate of cognitive decline over 73 weeks. The effect became greater over time, as shown by the increasing separation of the crenezumab (solid line) and placebo (dashed line) curves in the figure below. The milder group was not pre-specified, meaning the group of patients with milder AD was not identified before commencing the Phase 2 clinical studies.

Figure 22: ABBY high-dose arm: Change in ADAS-Cog 12

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

BLAZE study design

The BLAZE study was a randomized, double-blind, parallel-group, placebo-controlled study to evaluate the effects of crenezumab on brain amyloid burden as assessed by amyloid PET imaging and other biomarker endpoints in patients with mild-to-moderate AD. The primary endpoint was the change in brain amyloid load using florbetapir-PET. The terms “brain amyloid burden” and “brain amyloid load” refer to the total amount of amyloid deposited in the brain. In total, 91 patients were included in the study.

BLAZE study results

The primary endpoint of change in brain amyloid load by florbetapir-PET was not met, but the study was not powered to detect statistically significant results. However, positive trends were observed as shown below in exploratory analyses of the BLAZE amyloid PET results using a white matter reference region, which is considered a more sensitive approach for longitudinal studies. These analyses, conducted independently by two laboratories, the Banner Alzheimer’s Institute and MNI Laboratories, produced analogous results, with a trend in the reduction of Abeta accumulation observed in the high-dose arm (Figure 23). As described below, a similar result was obtained in the Phase 3 studies.

Figure 23: Blaze high-dose arm: amyloid PET results

Ref: Honigberg et al., CTAD 2014

The BLAZE biomarker study high-dose intravenous cohort showed a consistent trend of reduced Abeta accumulation in the brain over time as shown by two independent exploratory analyses of florbetapir-PET data. Using white matter rather than cerebellum as the key reference region in the brain is generally considered a more robust method of showing treatment effects of AD therapies.

In the BLAZE study, patients also showed a statistically significant increase in CSF Abeta1–42, which we believe confirms target engagement by crenezumab. Similar results were observed in the ABBY study, which assessed CSF Abeta1-42 level in 49 patients. These results suggest that Abeta is being eliminated from the brain when treated with crenezumab.

Figure 24: BLAZE high-dose arm: crenezumab increases CSF total Abeta levels relative to placebo

Ref: Honigberg et al., CTAD 2014

The BLAZE study results suggest that Abeta is being eliminated from the brain as patients showed a statistically significant increase in CSF Abeta1–42, which confirms target engagement by crenezumab.

Safety data from ABBY and BLAZE studies

Crenezumab demonstrated favorable safety and tolerability in Phase 2 clinical studies even at high doses. Crenezumab’s safety profile is especially reflected in a low incidence of ARIA-E (0.3%) in Phase 2 clinical studies. ARIA-E was observed in only one patient who received high-dose intravenous crenezumab in the ABBY study. No case of ARIA-E was reported in the placebo arm or the BLAZE study. Favorable pharmacokinetic properties coupled with a favorable safety and tolerability profile enables crenezumab to penetrate the brain more readily at therapeutically relevant doses. As dose-limiting toxicities are a potential reason for the failure of other antibodies to demonstrate efficacy, crenezumab’s potential safety at high doses is a distinguishing product feature.

At AAIC in 2014, it was reported that in the combined Phase 2 study populations, SAEs occurred at similar rates in patients treated with crenezumab (16.5%) and in patients given a placebo (11.9%).

Phase 1b study to explore higher doses

To explore safety at higher doses, crenezumab was tested in a Phase 1b dose-escalation clinical study (NCT02353598) conducted in the US. This randomized, placebo-controlled, double-blind, four parallel-arm study evaluated the safety and tolerability of at least four doses of intravenous crenezumab in 77 patients with mild-to-moderate AD (MMSE 18–28) between the ages of 50 and 90 years. An optional OLE stage was offered to patients after completion of the double-blind stage of the study. At the 2017 AAIC meeting, Genentech presented the results of the four cohorts with mild-to-moderate AD. No dose-limiting toxicities were observed at crenezumab doses of 30, 45, 60 and 120 mg/kg. No events of ARIA-E were observed and only few patients (6 of 75) showed asymptomatic ARIA-H. The pharmacokinetic profile of crenezumab was dose-proportional up to the 120 mg/kg dose, with the 60mg/kg dose being selected for the Phase 3 CREAD and CREAD 2 studies.

Phase 2 AD prevention study

There is increasing understanding from studies in patients at risk of AD due to genetic mutations that the build-up of Abeta in the brain is a very early event in the condition, starting around 25 years before symptoms develop (McDade et al. 2018). To treat the underlying amyloid pathology effectively it may therefore be necessary to use anti-amyloid therapies in a preventive mode, starting in patients in whom symptoms have not yet emerged.

In 2012, crenezumab was independently selected from among 25 product candidates for use in the first-ever such AD prevention study. The study, a collaboration worth USD 100 million between the NIH, Banner

Alzheimer’s Institute and Genentech, is the cornerstone of the global Alzheimer’s Prevention Initiative. Crenezumab is being administered pre-symptomatically to 300 members of an extended Colombian family, of which 200 members carry a mutation that causes early-onset AD. Family members usually develop symptoms before the age of 45 years. The 5-year study has cognitive endpoints. An interim analysis is possible according to the protocol, but the data and results of that analysis may not be made public due to patient sensitivity. The study commenced Q4 2013 and the data for the primary outcome measures are expected in Q1 2022.

Figure 25: Crenezumab AD prevention trial (Alzheimer's Prevention Initiative AD/AD): unique population to study prevention treatment

(1)	Mild cognitive impairment; (2) Alzheimer’s disease; (3) Presenilin-1

Ref: McDade et al., Neurology 2018

Phase 3 studies (CREAD and CREAD 2)

The randomized, double-blind, placebo-controlled, parallel-group Phase 3 CREAD study enrolled about 750 participants with prodromal or mild AD at the age of 50−85 years. A high dose of crenezumab (60 mg/kg) was administered intravenously once every 4 weeks for 100 weeks. The primary outcome measure was the change from baseline to week 105 in CDR-SB score. An exposure–response model to evaluate the best dose of crenezumab for the treatment of AD was established, which predicted an improved outcome of the Phase 3 CREAD study by using the higher dose of 60 mg/kg relative to the Phase 2 trials (Polhamus et al., CTAD 2016).

On January 30, 2019, we announced that Roche, the parent company of our collaboration partner, is discontinuing the CREAD and CREAD 2 (BN29552 and BN29553) Phase 3 studies of crenezumab in people with prodromal-to-mild sporadic AD. The decision came after an interim analysis of the first CREAD study conducted by the IDMC, which indicated that crenezumab was unlikely to meet its primary endpoint of change from baseline in CDR-SB score.

As presented at CTAD 2019, target engagement was observed with increases in levels of Abeta1–42 in blood and CSF.

Figure 26: CSF total Abeta42 and total Abeta change from baseline, pooled CREAD/CREAD2 results

Ref: Bittner et al., Roche CTAD 2019

Reduced accumulation of Abeta in the brain on florebetapir amyloid PET scans was observed, with a pattern very similar to that observed in the Phase 2 BLAZE studies.

Figure 27: [18F] Florbetapir amyloid PET SUVR change from baseline, pooled CREAD/CREAD2 (SUVR standard uptake value ratio)

Ref: Bittner et al., Roche CTAD 2019

A numerical trend to reduction in level of total Tau and phospho-Tau 181 (pTau181) in the CSF in patients on crenezumab compared with placebo was observed although the small numbers in the analysis due to early termination of the studies preclude firm conclusions from being drawn.

Figure 28: CFS total Tau and pTau181 change from baseline, polled CREAD/CREAD2

Ref: Bittner et al., Roche CTAD 2019

Positive trends on a range of biomarkers associated with AD in CSF including neurogranin, neurofilament light chain (NFL), Glial fibrillary acidic protein (GFAP), soluble Triggering receptor expressed on myeloid cells 2 (sTREM2), Chitinase-3-like protein 1(YKL-40) and a-syn were reported by Roche at the CTAD 2019 conference, although again the small numbers due to early termination of the studies limit interpretability of the results.

Figure 29: Exploratory biomarkers: Roche NeuroToolkit

Ref: Bittner et al., Roche CTAD 2019

Safety in the CREAD and CREAD 2 studies

The decision to terminate the CREAD and CREAD 2 was not related to safety. No safety signals for crenezumab were observed in this analysis and the overall safety profile was similar to that seen in previous trials. There was no difference in the rate of newly developing ARIA-E (0.3%) between the active and placebo arms and the rates of ARIA-H were also similar (8.8% on crenezumab vs 6.8% on placebo).

Prevention trial in familial AD

As described above crenezumab continues to be studied under the Alzheimer's Prevention Initiative in a preventive trial in Colombia, which began in 2013, of cognitively healthy individuals with an autosomal-dominant mutation who are at risk of developing familial AD.

Discovery therapeutic programs

Using our SupraAntigen and Morphomer platforms, we have generated additional discovery and preclinical stage molecules targeting key pathologies that drive a range of neurodegenerative diseases, including TDP-43, a-syn, and NLRP3. We are accelerating the development of several therapeutic product candidates currently in preclinical development, including several programs focused on indications outside of AD as a critical part of our expansion strategy.

Figure 30: Key pathologies for further pipeline expansion

Based on the data to date, our technology platforms can be applied to misfolded proteins across a broad range of indications. Five of our preclinical programs are outlined below:

Product candidate	Target	Lead application	Partner	Platform
a-syn antibody	a-syn	PD, NeuroOrphan	Proprietary	SupraAntigen
Morphomer a-syn	a-syn	PD, NeuroOrphan	Proprietary	Morphomer
Anti-TDP-43 antibody	TDP-43	NeuroOrphan	Proprietary	SupraAntigen
Morphomer inflammasome	NLRP3-ASC	CNS, non-CNS	Proprietary	Morphomer
Anti-inflammasome antibody	NLRP3-ASC	CNS	Proprietary	SupraAntigen

AC Immune’s proprietary SupraAntigen platform is used to generate antibodies that can be used as therapeutic and diagnostic products. Such antibodies are generated by injecting the full-length protein and/or corresponding peptide constructs in mice and by selecting the antibodies for their ability to bind to and break up aggregated forms of misfolded proteins. The a-syn and TDP-43 antibodies were discovered using the SupraAntigen technology platform. Both antibodies have unique binding properties allowing them to bind to unique epitopes of the pathological forms of a-syn and TDP-43, respectively.

A-syn antibody

The a-syn antibodies generated in our SupraAntigen program have unique binding properties allowing them to bind preferentially to the pathological forms of a-syn. A-syn aggregation and spreading are established targets for PD, MSA and other synucleinopathy diseases. Antibodies that interfere with the aggregation and spreading mechanisms of a-syn provide a therapeutic option for the treatment of PD. The a-syn antibodies were able to significantly delay the seeded aggregation of pathological a-syn in an in vitro aggregation assay, and were able to significantly decrease pathological a-syn spreading in an in vivo animal model of PD. Characterization using multiple orthogonal in vitro and in vivo tests addressing binding, specificity, functionality and pharmacological properties has led to the identification of the lead candidate ACI-5755.

Lead characterization

ACI-5755 selectively binds to pathological forms of a-syn with low-nanomolar affinity and shows a significant preference over monomeric a-syn. Additionally, ACI-5755 shows strong recognition for pathological a-syn in patient-derived tissues in both PD and MSA. ACI-5755 showed a potent and dose-dependent reduction in the seeding capacity of pathological a-syn in a proprietary in vitro aggregation assay. Moreover, ACI-5755 substantially reduced the propagation of a-syn aggregates in a cell-based model. The in vivo efficacy of ACI-5755 was evaluated in the M83 propagation mouse model (Luk et al., 2012). Treatment of mice with ACI-5755 significantly decreased pathological a-syn spreading in vivo. Furthermore, a significant reduction in the rate of body weight loss compared with the vehicle-treated control group was observed for mice treated with ACI-5755.

Figure 31: Key results for the anti-a-syn antibody program

Ref: AC Immune data presented at AD/PD 2020

Morphomer a-Syn

Leveraging our Morphomer platform, we identified and characterized the first biologically active small molecule inhibitors targeting intracellular alpha-synuclein aggregates. Initial compounds, from several distinct chemical series, significantly decrease alpha-synuclein aggregate formation in cellular assays by interfering with the fibrillation process. Iterative medicinal chemistry optimization led to the identification of compounds with favorable CNS-penetrant pharmacokinetic properties, which will be progressed into in vivo proof-of-concept studies in models of alpha-synucleinopathies, expected to begin in Q3 2021.

TDP-43 antibody

TDP-43 is a recently identified target of growing interest for NeuroOrphan indications such as frontotemporal dementia (FTD) and ALS. Interestingly, TDP-43 also plays an important role in other significant neurodegenerative indications such as AD or LATE.

Anti-TDP-43 antibodies binding to various regions of TDP-43 were generated by our SupraAntigen platform. A subset displayed conformational selectivity to misfolded TDP-43, while others recognized all TDP-43 isoforms. Multiple antibodies were generated and characterized in vitro, from which two pan-TDP-43 antibodies (ACI-5891 and ACI-5886) were selected for the evaluation of their efficacy in mitigating TDP-43 aggregation in vitro and in vivo. ACI-5891 showed a high binding affinity for TDP-43 and ability to inhibit TDP-43 aggregation in vitro.

Lead characterization

To evaluate the functional efficacy of TDP-43 antibodies in vitro, the ability of ACI-5891 to inhibit TDP-43 aggregation was tested. In an in vitro assay with recombinant TDP-43, ACI-5891 significantly inhibited TDP-43 aggregation by 98% compared with the isotype control and significantly promoted their phagocytosis by mouse primary microglia. Moreover, ACI-5891 significantly reduced templated aggregation of TDP-43 induced by FTLD-TDP brain extracts in a cell model of TDP-43 proteinopathy.

To further characterize functional efficacy of ACI-5891 in vivo, its ability to mitigate TDP-43 neuropathology in a transgenic Tg(rNLS8) mouse model of TDP-43 proteinopathies was evaluated (Walker et al., Acta Neuropath, 2015). In the Tg(rNLS8) mice, systemic administration of ACI-5891 led to a significant reduction in the density of phosphorylated TDP-43 and insoluble TDP-43 in the brain compared with the vehicle-treated control mice (Figure 32). In vitro and in vivo data demonstrates that microglia promote the phagocytic clearance of TDP-43 neuropathology. These characteristics demonstrated for the first time that an antibody targeting TDP-43 ameliorates TDP-43-mediated pathology in vivo providing validation for further development to target TDP-43-mediated neuropathology.

ACI-5891 humanization and manufacturability assessment

ACI-5891 was successfully humanized on a VH2-VK1 human framework. Several variants had a similar binding capacity for TDP-43 as well as potency for inhibition of TDP-43 aggregation as compared to the chimeric monoclonal antibody. The target values were achieved for the clinical lead (ACI-5891.1) in terms of target affinity, functional efficacy and percentage humanness. Developability of clinical lead (ACI-5891.1) was further confirmed in manufacturability assessment studies and cell line development for the lead initiated.

Figure 32: Key results for TDP-43 antibodies program

Ref: Pfeifer et al., AC Immune Key Opinion Leader event, 2019

Neuroinflammation and the NLRP3 inflammasome pathway

Microglial cells (microglia) are the main resident immune cells in the brain, which maintain a healthy environment by removing damaged cells and misfolded protein aggregates. When overstimulated, microglia can drive neuroinflammation, leading to increased neuronal death and disease progression. A key molecular pathway that is activated by misfolded proteins related to neurodegenerative and other diseases, is the NLRP3 (NOD-like receptor pyrin domain-containing protein 3) inflammasome, a multi-protein complex that forms within microglia leading to production of pro-inflammatory factors that exacerbate neuronal atrophy. NLRP3 inflammasome activation also leads to increased production, truncation and/or aggregation of the pathological misfolded proteins, setting up a vicious, chronic cycle of neuroinflammation, pathology and cell death. A critical component of the NLRP3 pathway is ASC (apoptosis-associated speck-like protein containing a C-terminal caspase recruitment domain), which is formed and released by activated microglia. Intracellularly, ASC specks participate in the production of pro-inflammatory cytokines, whereas extracellular ASC specks cause acute inflammatory reactions. ASC specks have been identified in microglia within the CNS of patients with NDD (Venegas, 2017) as well in the body fluids of patients. As illustrated in Figure 33, pathological species of Abeta, Tau, a-syn and TDP-43 have been found to induce NLRP3 inflammasome activation and ASC speck formation.

Figure 33: Activation of the NLRP3-ASC inflammasome pathway exacerbates neuronal damage and promotes further neurodegeneration

NLRP3 inflammasome
CASP1
pro-CASP1
Pro-IL-1b
IL-1b
Products of damaged cells
MICROGLIA
phagocytosis
Pro-IL-1b
NLRP3 inflammasome
IL-1b
IL-1b
Inflammation and neuronal damage
phagocytosis
ASC speck
Further aggregation and neurodegeneration
ASC-protein composite
misfolded proteins
(i.e. Abeta, Tau, alpha-synuclein, TDP-43)

Ref: Adapted from Ransohoff et al. Nature 2017

Aberrant activation of the NLRP3 pathway contributes to numerous neurodegenerative diseases, as well as atherosclerosis, asthma, cryopyrin-associated periodic syndromes, gout, inflammatory bowel disease, nonalcoholic fatty liver disease and nonalcoholic steatohepatitis, and multiple sclerosis. Because of the broad role of this pathway across a number of diseases, NLRP3 and ASC have emerged as attractive and highly valued molecular targets to modulate certain pathological inflammatory responses.

AC Immune is developing multiple small molecule and antibody-based candidates with the potential to inhibit the NLRP3 pathway. Recent in vitro studies and in vivo experiments in animal models of AD, PD and ALS have validated this approach.

Targeting NLRP3-ASC in neurodegenerative diseases

Alzheimer’s disease

Abeta peptides, which accumulate to form the characteristic plaques in AD, activate the NLRP3 inflammasome (Halle, 2008). Expression of NLRP3 and downstream pro-inflammatory factors IL-1b and IL-18 are increased in cells from AD patients and patients with mild cognitive impairment (Saresella, 2016). NLRP3-deficiency or pharmaceutical inhibition in a mouse model decreases neuroinflammation and Abeta accumulation and improves neuronal function (Heneka, 2013; Demspey, 2017). ASC specks purified from mouse macrophages accelerate Abeta aggregation, and crossing AD and ASC knockout mouse strains lowers the load of Abeta significantly and rescues memory loss (Venegas, 2017). Recently, ASC speck and IL-18 levels were shown to be higher in human MCI and AD brain samples, with data comparable to that of established biomarkers soluble amyloid precursor protein (sAPP) and neurofilament light chain (Nfl), indicating that ASC is a promising biomarker of MCI and AD (Scott, 2020).

Tauopathies

Extracellular Tau activates NLRP3 and ASC formation in microglia. Intracerebral injection of fibrillar Abeta-containing brain homogenates induces Tau pathology in an NLRP3-dependent manner (Ising, 2019). Elevated cleavage of caspase-1, increased ASC levels and mature IL-1b are indicative of NLRP3 activation in patients with frontotemporal dementia (Ising, 2019). ASC deficiency decreases exogenously- and non-exogenously-seeded Tau in a mouse model of Tauopathy. Inhibition of NLRP3 also inhibits exogenously-seeded Tau pathology in primary microglia (Stancu, 2019). Finally, NLRP3 inhibition improved inflammation and ER stress signaling, both peripherally and centrally, in a mouse Tauopathy model, alongside a partial normalization of phospho-tau levels (Hull, 2020).

Parkinson’s disease

NLRP3 is activated and ASC formation is upregulated in postmortem brains of PD patients (Gordon, 2018 and Anderson, 2021). In addition, NLRP3 inhibition mitigated pathological hyper-phosphorylated a-syn accumulation in the substantia nigra and rescued dopaminergic neurons in the mouse model of a-syn propagation using preformed fibrils (Gordon, 2018). Furthermore, exome sequencing analysis of NLRP3 identified multiple single-nucleotide polymorphisms (SNPs), including rs7525979, which was associated with a significantly reduced risk of developing PD (von Herrmann, 2018). NLRP3 inhibition decreases fibrillar α-synuclein-mediated inflammasome activation in mouse microglial cells and extracellular ASC release in vitro and in multiple rodent PD models effectively mitigates motor deficits, nigrostriatal dopaminergic degeneration and accumulation of α-synuclein aggregates (Gordon 2018). Taken together, NLRP3 is responsible for driving neuroinflammation that results in progressive dopaminergic neuropathology, highlighting NLRP3 as a potential target for disease-modifying treatments for PD.

TDP-43 proteinopathies

TDP-43-mediated activation of microglia causes motor neuron cell death in vitro (Zhao, 2015). Recently, studies demonstrated that TDP-43 activates microglia via CD14, with downstream activation of NF-kB and NLRP3 (Clark, 2020). This finding is clinically relevant as increased microglial CD14 expression is observed in postmortem spinal cord tissue from patients with ALS, a TDP-43-driven disease (Clark, 2020). Furthermore, wildtype and mutant forms of TDP-43 activate microglia to generate IL-1b, which is abolished by NLRP3 inhibition (Deora, 2019).

Amyotrophic Lateral Sclerosis

Microglia isolated from the ALS mouse model, SOD1G93A, express elevated levels of NLRP3 when in the pathological stage of disease (Deora, 2019). When microglia are incubated with soluble or aggregated SOD1G93A, NLRP3 is activated, ASC specks are formed, and IL-1b is secreted. This effect is abolished by pre-treatment with an NLRP3 inhibitor.

Our strategy for targeting the NLRP3-ASC inflammasome

AC Immune is aggressively pursuing this key pathway in order to reduce the unwanted progression of inflammation in diseases and syndromes caused by the hyper-activation of the NLRP3 inflammasome. Our aim is to develop therapeutics that decrease production of pro-inflammatory factors yet maintain normal phagocytosis of debris and misfolded proteins as well as allow the function of other pathogen-sensing pathways. Currently, AC Immune is targeting the NLRP3-ASC pathway using two complementary approaches, derived from our two technology platforms (Figure 34):

Figure 34: Strategy to use dual proprietary technology platforms to target NLRP3-ASC

Ref: Adapted from Ransohoff et al. Nature 2017

Small molecule inhibitors of NLRP3

Leveraging the know-how of our proprietary Morphomer™ platform, which generated AC Immune’s small molecule Tau aggregation inhibitors, the Company has successfully identified and filed patent applications for various chemical series of potent small molecule NLRP3 inhibitors. The Company has established biological activity for these compounds in multiple functional assays (Figures 35 and 36), and initial animal studies show highly potent target inhibition in a model of peripheral inflammation (Figure 37), providing the first evidence of in vivo activity. AC immune is currently evaluating potential lead compounds for further in vivo efficacy and optimization for CNS delivery. The Company expects to initiate in vivo proof-of-concept studies in animal models of AD and other key neurodegenerative diseases by year end, as well as evaluate the potential of a second lead molecule in a clinically relevant non-CNS disease model.

Figure 35: Screening assay to quantify the compound-mediated inhibition of IL-1β production in vitro using human microglia

Ref: Adapted from Choi et al., Mol Cell 2014; AC Immune unpublished data

Figure 36: Secondary assays involving human whole blood demonstrate potent hit compounds active in vitro using multiple donors

Ref: AC Immune unpublished data

Figure 37: In a mouse model of peritonitis, several of the initial hits targeting NLRP3 show significant inhibition of IL-1β production in vivo

Ref: AC Immune unpublished data

Therapeutic antibodies for neuroinflammation (mAb-ASC)

It has been shown in the APP/PSI mouse model of AD, intracellular and extracellular ASC specks are present and treatment using an anti-ASC antibody decreases the Abeta load in these mice (Figure 38).

Figure 38: ASC specks in AD patients and mouse model of AD

Ref: Vanegas et al. Nature 2017

Using our proprietary and validated SupraAntigen platform, AC Immune generated neutralizing anti-ASC antibodies that bind extracellular human ASC and potently inhibit inflammation-mediated formation of ASC specks (Figure 39). Selected antibodies will be further evaluated in in vivo proof-of-concept studies using animal models of human disease, which AC Immune expects to start by year end. These innovative, potentially disease-modifying antibodies are designed to have the highest potential to prevent inflammation and modify the downstream exacerbation of various proteinopathies.

Figure 39: Inhibition of ASC speck formation in vitro

(human ASC transfected cells or microglia activated by monosodium urate (MSU) crystals)

Ref: AC Immune unpublished data

Diagnostics

Early detection of neurodegenerative diseases may be critical to enhancing the effectiveness of both symptomatic and disease-modifying therapies. As a result, therapeutic development for AD increasingly focuses on treating early-stage disease to delay or prevent progression and to preserve the maximum amount of cognitive function before it is irreversibly lost. Most clinical studies now target mild or even preclinical stages of the disease increasing the need for accurate diagnosis that is independent of potentially subjective cognitive metrics. At least one study estimates that as many as one-third of patients in previous AD studies did not in fact have AD. Accurate and early diagnosis of AD is thus a substantial unmet market need, and diagnostic products will have a key role in generating a new treatment paradigm, including by selecting more uniform and stage-specific clinical study subjects, tracking patient progress and results, managing patients who are receiving treatment, and ultimately diagnosing disease at its earliest stage for immediate treatment.

Figure 40: The need for precision medicine in AD: high level of other proteinopathies and co-pathologies in AD

Ref: Adapted from Robinson et al., Brain, 2018

We are developing three diagnostic product candidates derived from our Morphomer technology platform. These product candidates are PET ligands, which are highly specific chemical tracers that can be used to image the extent and location of Tau, a-syn and TDP-43 pathology in the brains of living patients.

Tau diagnostics

The severity of cognitive impairment in patients with AD is correlated with the presence of Tau protein tangles, leading us to believe that an imaging agent for Tau is equally, if not more important than Abeta-PET to assess spreading of pathology in the brain. In May 2020, Eli Lilly received FDA approval for the first Tau PET tracer TAUVID (flortaucipir F18 injection). However, TAUVID received approval only for a pathology indication (i.e., correlation with histopathology findings in Braak 5 and 6 patients), but has not received a prognostic label (i.e., prediction of cognitive deterioration based on a positive Tau PET scan.)

Our Tau-PET tracers are designed to bind specifically to the pathological forms of human Tau in AD and other Tauopathies. They have demonstrated an excellent PET tracer profile with their ability to cross the blood brain barrier and a high selectivity to pathological Tau even in the early-stage disease.

In May 2014, we established a license and collaboration agreement for our Tau-PET imaging program with LMI. The Phase 1 clinical study of our clinical candidate PI-2620 in AD was completed in Q1 2018. LMI commenced a Phase 2 longitudinal study in AD of the program in Q3 2019. A second Phase 2 longitudinal study in AD was launched in South Korea (Asan Medical Center) in Q2 2019 (NCT03903211).

PI-2620 is selective for Tau over Abeta and other “off-target” binding compared with current published Tau-PET agents in development, as no binding to Abeta in vivo and no “off-target” retention in basal ganglia or choroid plexus was observed. In addition, PI-2620 can be readily radiolabeled with fluorine 18. A major differentiator for PI-2620 is its ability to bind 4-repeat (4R) Tau isoforms, which are present in varying amounts in different neurodegenerative diseases. Most Tau PET tracers in development are not able to bind 4R Tau and are of limited use for certain diseases driven by these Tau species.

Figure 41: PI-2620 – a surrogate marker of neuronal injury

Ref: Beyer et al., EJNMMI 2020

Figure 41 shows that PI-2620 early-phase imaging can serve as a surrogate biomarker for neuronal injury, as it shows excellent semi-quantitative and visual agreement with metabolic imaging using FDG PET. Dynamic imaging or a dual time-point protocol for Tau PET could supersede additional FDG PET imaging by indexing both the distribution of Tau and the extent of neuronal injury. The shorter time required for recording the images for PI-2620 (0.5 to 2.5 min) is an advantage for patient comfort, examination time, radiation safety and cost-effectiveness compared to FDG (30 to 50 min).

Figure 42: PI-2620 – a tool to assess early AD

Ref: Mormino et al., EJNMMI. 2020

The PI-2620 Tau-PET data displayed in Figure 42 showed the mean regional PI-2620 Standardized Uptake Value Ratio (SUVR) values corresponding to 60 to 90 min post-injection for the medial temporal lobe (MTL, a), posterior cingulate (b), and lateral parietal (c). The data revealed strong differences in the MTL and cortical regions known to be impacted in AD using PI-2620 Tau PET in patients along the AD trajectory. The data highlights the promise of PI-2620 to measure Tau aggregates throughout the course of AD.

Figure 43: PI-2620 – a potential game-changer for PSP

Ref: Brendel et al., JAMA Neurology 2020

The PI-2620 Tau-PET data displayed in Figure 43 showed that PI-2620 PET imaging can detect and assess PSP (4R Tau) pathology in vivo to establish an earlier and more reliable diagnosis. Differentiation at the single patient level by semiquantitative and visual classification (sensitivity/specificity. for PSP-RS >80%). Statistically significant signal in PSP target regions was observed by PI-2620 Tau PET compared to healthy controls (HC) and disease controls (α-synucleinopathies, AD (3R/4R Tau)).

Data from the Tau-PET imaging program was presented at multiple conferences in 2020, including the Human Amyloid Imaging (HAI) conference 2020, AD/PD 2020, AAIC 2020, European Association of Nuclear Medicine Meeting (EANM) 2020.

Tau diagnostics are a major market opportunity that will be driven by the growth in the aging population and the testing and availability of disease-modifying drugs. We believe a best-in-class Tau tracer has the potential to achieve a substantial global market share in this large and growing market, which includes AD as well as other important Tauopathies.

A-syn diagnostics

We are also developing PET imaging agents to detect a-syn, which progressively accumulates in the brains of PD patients and is believed to be central to the neurodegenerative process of PD, as well as several other disorders, including Lewy body dementia and MSA, making it a priority target for development of therapeutics and diagnostics. We have identified molecules leveraging our Morphomer technology that selectively bind to a-syn pathological structures from human PD brain with affinity in the low-nanomolar range.

Our second-generation clinical candidate, ACI-3847, shows low-nanomolar binding to pathological a-syn from PD brain homogenates, good selectivity and a strong preclinical pharmacokinetic (PK) profile, with minimal background. It was evaluated in an FiH study in a small cohort of patients with idiopathic PD and healthy volunteers. Although no statistically significant differences between PD and healthy volunteers were observed, overall, PD patients showed higher tracer retention in the substantia nigra and surrounding brain regions, where a-syn deposits start accumulating in PD. These encouraging data support further evaluation of [18F]ACI-3847 in a-syn indications with expected higher a-syn load than idiopathic PD, and these studies are currently ongoing.

In May 2020, we received an additional substantial grant from the Michael J. Fox Foundation for Parkinson’s Disease Research to support the clinical development of the second-generation candidate in different a-synucleinopathies and the initial clinical evaluation of the third-generation candidate. The current status of the program was presented at the HAI 2020 and AAIC 2020.

In 2020, we advanced a third-generation candidate, ACI-12589. Compared to the second-generation tracer, ACI-12589 retained the good selectivity and pharmacokinetic profile while also showing a significantly increased signal specificity in PD versus non-diseased human tissues (Figure 44). The Phase 1-enabling preclinical and manufacturing activities for ACI-12589 were completed in 2020 and the IND was accepted in early 2021. The FiH clinical evaluation of the third-generation tracer began in February 2021 and is expected to be completed in Q3 2021.

Figure 44: 3rd generation alpha-synuclein tracers with improved properties

Ref: AC Immune, AAIC Conference, 2020

Currently there are no imaging products in the market that target a-syn. This provides us with the opportunity to become the market leader in a-syn PET imaging. We believe the ability to image a-syn deposits in the brain will enable a fundamental change in the approach toward treating PD and other a-syn-associated diseases.

TDP-43 imaging diagnostics

To complement our pipeline of PET imaging tracers, we also selected TDP-43 as a third target. TDP-43 in its physiological function is a protein participating in nucleic acid transport. Similar to Tau, Abeta and a-syn, TDP-43 misfolds in TDP-43-mediated proteinopathies into insoluble aggregates predominantly in the cytoplasm of neurons, leading to cellular dysfunction and eventually clinical symptoms. TDP-43 pathology often appears in other neurodegenerative diseases (e.g., AD) as a part of mixed pathologies, and it has been proposed that misfolded TDP-43 contributes to the observed clinical phenotype in addition to the primary pathology. The precise molecular diagnosis and differentiation of early stages of such diseases is of critical importance. Using proprietary assays, a set of small molecular weight compounds from four chemically distinct series were identified, which bind to patient-derived pathological TDP-43. Several of these compounds demonstrated favorable pharmacokinetic profiles in rodents suggesting suitable properties for further development as PET ligands. We identified candidates showing nanomolar affinities on tissues from patients with TDP-43 proteinopathies. Affinity and selectivity are being further optimized to deliver a potential first-in-class PET tracer for TDP-43.

There are no imaging products in the market today targeting TDP-43. This provides us with a unique opportunity to become the first company to provide a TDP-43-PET tracer to the market. We believe the ability to image TDP-43 deposits in the brain will enable fundamental change in the approach toward treating primary and secondary TDP-43 proteinopathies including improved design for AD clinical trials to provide the best outcome for patients.

License agreements and collaborations

Our SupraAntigen and Morphomer platforms have generated large numbers of clinical assets that address multiple diseases related to protein misfolding. Selected key assets in the product pipeline have been licensed for upfront payments, milestones and royalties to help offset the cost of our research and internal product development. Discussions with other companies are ongoing. We have signed a number of licensing agreements with leading pharmaceutical companies to assist and accelerate the development of our product pipeline, including:

•	a worldwide licensing agreement with Genentech signed in November 2006 (and amended in March 2009, January 2013, May 2014 and May 2015) for crenezumab for AD, under which we may become eligible to receive payments potentially greater than USD 340 (CHF 303) million, excluding royalties;

•	a worldwide licensing agreement with Genentech signed in June 2012 (and amended in December 2015) for semorinemab to treat AD and potentially other indications, under which we may become eligible to receive payments potentially greater than CHF 400 million, excluding royalties;

•	a worldwide licensing agreement with Janssen signed in December 2014 (and amended in April 2016, July 2017, January 2019 and November 2019) for therapeutic anti-Tau vaccines for AD, and potentially other Tauopathies, under which we may become eligible to receive payments totaling up to CHF 500 million, excluding royalties;

•	a worldwide licensing and collaboration agreement (LCA) with LMI (formerly Piramal Imaging SA) signed in May 2014 for small-molecule Tau ligands for use as PET tracers under which we may become eligible to receive payments totaling up to EUR 159 (CHF 175) million, excluding royalties; and

•	a worldwide license agreement with Lilly to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases, which was entered into in December 2018 (and amended in September 2019 and March 2020). The agreement was deemed effective on January 23, 2019. Under this, we may become eligible to receive payments up to approximately CHF 1.9 billion, excluding royalties.

Further information concerning details of our agreements and collaborations can be found under “Item 5: Operating and financial review and prospects.”

Competition

The pharmaceutical and biopharmaceutical industries are highly competitive across all therapeutic fields. In the field of neurodegenerative diseases, there are many public and private companies or institutions that are actively engaged in the discovery and development of therapeutic and diagnostic products. Some of these products may have a similar target to our product candidates or address similar markets. The industry is still in its infancy in terms of defining the pathology of neurodegenerative diseases. As disease understanding progresses, the number of novel product candidates may well increase and broaden the therapeutic and diagnostic options in our product markets.

Currently, there are no approved disease-modifying products for AD or any other neurodegenerative disease. Current approved therapies seek to treat the symptoms of AD, such as cognitive decline, but do not slow or stop the progression of the disease. In addition, commonly, there is off-label prescription of antidepressant and antipsychotic agents for more patients with advanced AD who may have agitation, aggressive behaviors, psychosis and depression. No new drugs have been approved for the treatment of AD since 2003.

We expect there to be several classes of disease-modifying agents that will enter the AD market. One target for monoclonal antibodies is pathological Tau protein. Therapeutic vaccines are a second class of disease-modifying therapies, and include our candidate products ACI-35.030, which targets aggregated, phosphorylated Tau protein and ACI-24, which targets pathological Abeta.

The availability of novel diagnostic agents to visualize the disease development in patients with AD is critical for successful clinical development of disease-modifying products in AD. At the forefront of this new diagnostic effort are PET agents for in-life imaging of disease, and in particular, Tau-targeting PET agents, which we believe will allow precise assessment of disease in patients with AD.

ACI-35.030. ACI-35.030, if approved, would compete with other approved Tau-targeting therapeutic vaccines. This includes the AADvac1 vaccine developed by Axon Neuroscience, which completed a Phase 2 study in 2020.

Semorinemab. Semorinemab is one of several Tau-targeting monoclonal antibodies in development to potentially act as disease-modifying agents. Biogen is evaluating gosuranemab (licensed from Bristol-Myers Squibb) in a Phase 2 clinical trial in AD. AbbVie is currently investigating tilavonemab in AD in Phase 2 studies. Zagotenemab (Lilly) is currently in a Phase 2 study in AD. Bepranemab (UCB/Roche), BIIB076 (Biogen/Neuroimmune), JNJ3657 (Janssen), Lu AF87908 (Lundbeck), PNT001 (Pinteon Therapeutics) and E-2814 (Eisai) are being evaluated in Phase 1 studies.

Morphomer Tau. AC Immune has developed the first small molecule targeting aggregated Tau with high selectivity for the target. In collaboration with Lilly, this molecule (ACI-3024) was studied in a Phase 1 clinical trial which was completed in 2020 as a first-in-class, Tau-specific, disease-modifying, Tau aggregation inhibitor small molecule for the treatment of neurodegenerative diseases characterized by misfolded Tau. Together with our partner Eli Lilly, we have identified optimized candidates that will now be prioritized for Alzheimer’s disease development. The optimized candidates have been shown to have enhanced brain uptake, good safety profiles and high affinity for Tau. These new candidates are being further characterized in in vivo preclinical models and will be advanced into investigational new drug (IND)-enabling studies, and one of them is expected to advance into development in 2021. ACI-3024 will continue to be investigated in Orphan indications.

ACI-24 for AD. ACI-24, if approved, would compete with other approved anti-Abeta-targeting therapeutic vaccines. This includes the ABvac 40 (Araclon Biotech), which is currently being evaluated in a Phase 2 study and UB-311(Vaxxinity), which has completed a Phase 2 study.

ACI-24 for DS. ACI-24 is the first disease-modifying vaccine candidate addressing DS-related AD, with a potential preventive and therapeutic application. Although there are symptomatic treatments of DS in clinical development, to our knowledge there are currently no other disease-modifying treatments in clinical development for AD in DS.

Crenezumab. Crenezumab is the first monoclonal antibody candidate that targets Abeta in cognitively healthy individuals at risk of developing familial AD. However, Lilly’s solanezumab, Roche’s gantenerumab and Eisai’s lecanemab are being evaluated in studies of presymptomatic AD.

A-syn and TDP-43 antibodies. Several a-syn antibodies are currently in development; Roche/Prothena entered a Phase 2 with prasinezumab in June 2017; Biogen entered a Phase 2 with cinpanemab in January 2018; Astra Zeneca/Takeda started a Phase 1 study in patients with Parkinson’s disease with MEDI1341 in August 2020; Lundbeck/Genmab entered a Phase 1 with Lu AF82422 in July 2018; and BAN0805 (AbbVie/BioArctic) is currently in a Phase 1 study. To our knowledge, there are no TDP-43 antibodies in the clinic.

Diagnostics. Tauvid (previously known as Flortaucipir), which was developed by Eli Lilly and approved by FDA in May 2020. However, should PI-2620 be approved, it would also compete with (i) APN-1607 (previously known as 18F-PM-PBB3), a product candidate in a Phase 2 study and being advanced by Aprinoia; (ii) THK-5351 (FluoroTau), a product candidate in a Phase 2 study being advanced by GE Healthcare; (iii) 18F-MK-6240, which is being evaluated by Cerveau/Merck in a Phase 2 clinical trial in patients with ADAD; (iv) 18F-GTP1, which is being developed by Genentech and is in a Phase 2 study in subjects at risk of developing ADAD, (v) 18F-RO6958948, for which Roche has completed a Phase 1 study in patients with AD and (vi)18F-JNJ-067, for which Janssen has completed a Phase 1 study in patients with AD.

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

Commercialization strategy

Our strategy to date has been to focus on identifying partnerships for our early-stage product candidates as both a way to secure non-dilutive capital to fund our other research and development programs and also as a way to accelerate the development of these partnered products by leveraging our partners’ extensive knowledge in clinical studies, drug development, manufacturing and commercialization.

With greater financial resources at our disposal and the significant knowledge acquired by our scientists and scientific leadership, we intend to retain selected promising product candidates in-house for a longer period of time and fund their development from our own resources. This will allow us to generate greater value from these product candidates, allowing us to demand more significant terms from a prospective partner. For example, while we plan to seek a strategic partner for our Abeta vaccine program in AD, our current plan is to retain full control of this asset for development in the DS population. We will complete the ongoing Phase 2 study for AD before partnering this program and intend to fund further clinical development in DS from our own financial resources. In the field of diagnostics, the parallel development of therapeutic compounds and companion diagnostics is of growing importance to the pharmaceutical and biopharmaceutical industries. The development timeframe of a PET diagnostic agent is significantly shorter than for a therapeutic product, providing the prospect for potential diagnostic product revenues to be realized quicker than potential therapeutic product revenues. Our Morphomer platform is particularly well suited to generate molecules for use in the development of companion diagnostics.

Given our current stage of product development, we currently do not have a commercialization infrastructure. If any of our product candidates is granted marketing approval, we intend to focus our initial commercial efforts in the US and select European markets, which we believe represent the largest market opportunities for us. In those markets, we expect our commercial operations to include our own specialty sales force that will target Neurologists and Gerontologists, both in hospitals and in private practice. In other markets, we expect to seek partnerships that would maximize our products’ commercial potential.

Intellectual property

We strive to protect the proprietary technology that we believe is important to our business, including seeking and maintaining US and foreign patents intended to cover our products and compositions, their methods of use and processes for their manufacture, and our proprietary technology platforms, diagnostic candidates and any other inventions that are commercially important to the development of our business. We also rely on trade secrets and know-how to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

Our success will significantly depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, to defend and enforce patents, to preserve the confidentiality of our trade secrets and to operate our business without infringing any patents and other intellectual property or proprietary rights of third parties. See the section titled “Risk factors— Risks related to intellectual property” for additional information.

As of December 31, 2020 we owned or co-owned approximately 40 issued US patents and 323 issued patents in other jurisdictions, as well as 26 pending US patent applications and 354 pending foreign patent applications. As of December 31, 2020 we licensed approximately 25 issued US patents and 20 pending US patent applications, as well as 236 issued patents in other jurisdictions and 238 pending foreign patent applications.

The patent portfolios for our most advanced product candidates as of December 31, 2020 are summarized below:

Anti-Tau vaccines

Our patent portfolio for anti-Tau vaccines includes a patent family with composition-of-matter claims (including claims directed to the ACI-35 antigenic peptide and a pharmaceutical composition comprising such an antigenic peptide), claims directed to treating certain indications using ACI-35 including AD, and claims directed to using ACI-35 to induce an immune response. This patent family currently contains approximately 27 issued patents and four pending patent applications in 27 countries. The issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions.

Our patent portfolio for anti-Tau vaccines also includes a patent family relating to therapeutic Tau vaccine claims (including claims directed to a pharmaceutical composition comprising an antigenic Tau peptide), claims directed to using such vaccines to induce an immune response in a subject, and claims directed to methods for preventing or treating a neurodegenerative disease or disorder, including AD, among others. Any patents issuing in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2038, excluding any additional term for patent term adjustments or patent term extensions.

Semorinemab

Our global patent portfolio relating to semorinemab includes patents and patent applications with claims directed to compositions of matter, methods of treatment for certain indications including AD, and methods of use, among others.

Morphomer Tau

Our patent portfolio relating to Morphomer Tau therapeutics includes patent applications with claims directed to composition of matter (including claims directed to the molecule, a pharmaceutical composition comprising such molecule and a mixture comprising such molecule), and claims directed to prevention and treatment of certain indications using such molecules including AD and PSP, among others.

Our patent portfolio relating to the Morphomer Tau therapeutic program includes patent applications that we own or co-own in four different patent families. As of December 31, 2020, we owned or co-owned approximately 51 pending patent applications and one US issued patent in our main patent family directed to the ACI-3024 small molecule Tau aggregation inhibitor. If the appropriate maintenance, renewal, annuity, or other governmental fees are paid, national-stage applications issuing from this PCT patent application are expected to expire in 2039, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

ACI-24

Our patent portfolio for ACI-24 includes composition-of-matter claims (including claims directed to the ACI-24 antigenic construct), claims directed to treating certain indications using ACI-24 including AD, and claims directed to using ACI-24 to induce an immune response. Our patent portfolio for ACI-24 consists of approximately 25 issued patents and 9 pending patent applications in 30 countries. With respect to the US, we own two issued US patents. The issued patents in this patent portfolio, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2026, excluding any additional term for patent term adjustments or patent term extensions.

Our patent portfolio for ACI-24 also consists of an additional patent family directed to the use of the ACI-24 vaccine in the treatment and/or prevention of memory and/or cognitive impairments or abnormalities in the DS subpopulation, among others. As of December 31, 2020, in this patent family, we owned approximately 10 patents and 8 pending patent applications in 18 countries. The issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2032, excluding any additional term for patent term adjustments or patent term extensions.

Our patent portfolio for ACI-24 also includes a patent family related to therapeutic anti-Abeta vaccine claims (including claims directed to a pharmaceutical composition comprising an antigenic peptide), and claims directed to using such vaccines in treating, preventing, inducing a protective immune response against or alleviating the symptoms associated with an Abeta-associated disease in a subject, among others. This patent family currently contains approximately 29 pending patent applications in 31 countries and one issued US patent. Any issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2039, excluding any additional term for patent term adjustments or patent term extensions.

Crenezumab

Our patent portfolio relating to crenezumab includes patents and patent applications with claims directed to composition of matter (including claims directed to the crenezumab antibody or a fragment thereof, a polynucleotide encoding the crenezumab antibody or a fragment thereof, a cell line used to produce the crenezumab antibody as well as pharmaceutical compositions comprising the crenezumab antibody), claims directed to treating certain indications using the crenezumab antibody including AD, claims directed to a method of manufacturing the crenezumab antibody and claims directed to diagnostic and prognostic uses of the crenezumab antibody.

Our patent portfolio relating to crenezumab includes patents and patent applications that we own or co-own in four different patent families. As of December 31, 2020, we owned or co-owned approximately 45 patents

(not including the patents in the individual countries where the issued European patent was validated) and 19 patent applications in 34 countries in our main patent family directed to the crenezumab antibody and methods of using the crenezumab antibody to treat certain indications, including AD. This patent portfolio includes three issued US patents and one pending US patent applications, which, if the appropriate maintenance or other governmental fees are paid, are expected to expire in 2027, excluding any additional term for patent term adjustments or patent term extensions. This patent portfolio also includes a PCT patent application that was filed on July 13, 2007. If the appropriate maintenance, renewal, annuity, or other governmental fees are paid, national-stage applications issuing from this PCT patent application are expected to expire in 2027, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

PI-2620

Our patent portfolio relating to PI-2620 includes patent applications with claims directed to composition of matter (including claims directed to the molecule, its precursor and a diagnostic composition comprising such molecule), claims directed to diagnosis of certain indications using PI-2620 including AD and PSP, and claims directed to a method of manufacturing PI-2620, among others.

Our patent portfolio relating to PI-2620 includes patent applications that we own or co-own in three different patent families. As of December 31, 2020, we owned or co-owned approximately 16 patent applications in 16 countries in our main patent family directed to the PI-2620 molecule, its precursor and methods of using the PI-2620 to diagnose certain indications, including AD and PSP. If the appropriate maintenance, renewal, annuity, or other governmental fees are paid, national-stage applications issuing from this PCT patent application are expected to expire in 2037, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

Manufacturing and supply

We do not own or operate facilities for the manufacture, packaging, labeling, storage, testing or distribution of preclinical or clinical supplies of any of our drug candidates. We instead contract with and rely on third-party CMOs to manufacture, package, label, store, test and distribute all preclinical development and clinical supplies of our drug candidates, and we plan to continue to do so for the foreseeable future. We have established relationships with CMOs such as WuXi AppTec (WuXi STA), Bachem AG, Polymun GmbH, Syngene International Limited and Avecia among others.

Compliance with governing rules and quality requirements

The facilities used by our collaboration partners and CMOs to manufacture our product candidates are systematically audited by local authorities and occasionally inspected by competent authorities where the clinical studies are ongoing. The facilities where the commercial productions are performed must be approved by the FDA or other relevant regulatory authorities, pursuant to inspections that are conducted after we submit our NDA or comparable marketing applications. We perform periodic quality audits of the manufacturing facilities and CMOs to monitor their compliance with the regional laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters. The scope of our audits also involves monitoring the ability of our providers to maintain adequate QCs and QA systems including personnel qualification.

After manufacturing, our products are submitted to extensive characterization and QC testing plans performed by using properly developed analytical methods that are qualified or validated; this ensures the accuracy of the results generated and provides evidence of the quality of our products. In addition, our products are submitted to detailed and standardized stability programs aimed at demonstrating product stability during the storage period; this, in addition to guaranteeing the safety of the products, supports the definition of a suitable supply chain that may encompass the distribution of the products in different continents.

Contractual framework

We have established, with CMOs supplying drug substances or drug products under cGMP, quality agreements and master service agreements. Quality agreements define the quality standards required to develop, produce and supply the product, and also define the responsibilities related to the collaboration with regards to the quality related aspects. Manufacturing service agreements define the commercial and financial framework under which product manufacturing under cGMP is performed. Any failure to achieve and maintain compliance with the laws, regulations and standards, suspension of the manufacturing of our product candidates or revoke of cGMP permissions, which would adversely affect our business and reputation, are defined in the master service agreements and quality agreements. The risk that any third-party providers may breach the agreements they have with us because of factors beyond our control and the possibility that they may also terminate or refuse to renew their agreements because of their own financial difficulties or business priorities, potentially at a time that is costly or otherwise inconvenient for us, is managed by us with constant investments toward maintaining reserve stocks and in-depth process know-how. The latter is supported by continuous in-house process development and production activities of small-scale/research grade materials, which may offer the chance to rapidly identify alternative contract manufacturers to whom the manufacturing process could be transferred providing continuity for the clinical study.

Interaction with collaboration partners and CMOs

Finally, our partnership with CMOs is managed through an efficient project management platform in which teams are formed with the representatives of each key function from both parties. Meetings occur either through telephone conferences aimed at updating short-term actions or face-to-face conferences when mid- to long-term development plans are discussed.

Government regulation and our regulatory department

Our regulatory department has a strong culture of regulatory compliance, operating under three guiding principles, to:

•	provide constructive regulatory input for development products;

•	ensure smooth regulatory approvals by anticipating hurdles; and

•	build confidence with regulators by continuous communication.

The QA group is included within the regulatory department with the mission to:

•	create and maintain a corporate quality management system; and

•	ensure cGCP, cGMP, cGLP and current Good Distribution Practice (cGDP) compliance.

A science-driven approach is the cornerstone of our interactions and this has helped us to build and maintain a high level of trust with regulators. Besides informal conversations with the authorities, our regulatory department has conducted several pre-Investigational New Drug (pre-IND) meetings with the FDA (ACI-24 for AD and DS, and PI-2620) and Scientific Advice meetings, which are the European equivalent of pre-IND meetings (with the German Paul-Ehrlich-Institut, Swedish Medical Products Agency; UK Medicine & Healthcare Products Regulatory Agency, Finnish Medicines Agency, the Spanish Agency of Medicines and Medical Devices and the EMA). Since 2008, our regulatory department has filed a total of 18 clinical trial applications in the EU (one each in Austria, Denmark, the Netherlands and Poland, two in Germany, three in Sweden, four in Finland and five in the UK) and 4 INDs in the US. Given the seriousness of AD and public pressure for new therapeutics, we consider regulatory agencies to be important stakeholders in our product development strategies. We are committed to working closely with global regulatory authorities to adhere to and achieve the highest levels of safety and quality of our product candidates in the most timely and efficient manner. The transparency we have achieved and our goal of a close working relationship with the regulatory agencies, in particular the FDA, are intended to facilitate expeditious execution through the regulatory approval process.

Our regulatory department contains a QA group. As every quality issue ultimately requires regulatory involvement and input, this approach is intended to lead to rapid resolution of issues and ensure full compliance to satisfy both the reviewers and the inspectors at the government health authorities. Our regulatory department is charged with keeping our entire organization, directly or indirectly involved in the clinical study application process, in a state of “inspection readiness.” To that end, we ensure that the Trial Master Files are complete and regularly updated. Our regulatory department is also tasked with generating our annual quality plan. The personnel tasked with QA have issued a set of approximately 77 standard operating procedures and working instructions and continuously train the relevant staff. Our QA personnel conduct regular audits, including in-person audits of the contract manufacturers, contract research organizations and laboratories conducting primary endpoint analysis. In addition, we have a full-time QA documentation assistant to ensure good documentation practice and archiving.

Product approval process

The clinical studies, manufacturing, labeling, storage, distribution, record-keeping, advertising, promotion, import, export and marketing, among other things, of our product candidates are subject to extensive regulation by governmental authorities in the US and other countries. The US FDA, under the Federal Food, Drug, and Cosmetic Act (FDCA), regulates pharmaceutical products in the US. The steps required before a drug may be approved for marketing in the US generally include:

•	the completion of preclinical laboratory tests and animal tests conducted under cGLP regulations;

•	the submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical studies commence;

•	obtaining a positive opinion from the ethics committee (Europe)/institutional review board (US) to commence study on human subjects;

•	the performance of adequate and well-controlled human clinical studies to establish the safety and efficacy of the product candidate for each proposed indication and conducted in accordance with cGCP requirements;

•	pre-NDA submission meeting with FDA (highly recommended);

•	the submission to the FDA of an NDA;

•	the FDA’s acceptance of the NDA;

•	satisfactory completion of an FDA Pre-Approval Inspection (PAI) of the manufacturing facilities at which the product is made to assess compliance with cGMP requirements;

•	the FDA’s review and approval of an NDA prior to any commercial marketing or sale of the drug in the US; and

•	having parallel scientific advice from the EMA or Health Technology Assessment body whereby the payors are involved at the outset (Phase 2), which is intended to facilitate the design of clinical studies to target primarily populations with a high chance of obtaining reimbursement and accelerate the process of time to reimbursement.

The FDA has various programs, including Fast Track, Priority review, Accelerated Approval and Breakthrough Therapy designation, which are intended to increase agency interactions, expedite or facilitate the process for reviewing drug candidates, and/or provide for initial approval based on surrogate endpoints. We believe that one or more of our product candidates may qualify for some of these expedited development and review programs. However, even if a drug candidate qualifies for one or more of these programs, the FDA may later decide that the drug candidate no longer meets the conditions for qualification.

The Fast Track program is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are designed to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug may request the FDA to designate the drug as a Fast Track product at any time during the clinical development of the product. AD, for example, meets both pre-requisites—it is life-threatening and constitutes an unmet medical need. Unique to a Fast Track product, the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

Any product submitted to the FDA for marketing, including under a Fast Track program may be eligible for other types of FDA programs intended to expedite development and review, such as Priority Review and Accelerated Approval. Any product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or it provides a significant improvement in the treatment, diagnosis or prevention of a disease compared with marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for Priority Review to facilitate the review. Additionally, a product may be eligible for the Accelerated Approval program. Drug candidates that are studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive Accelerated Approval, which means that they may be approved on the basis of adequate and well-controlled clinical studies establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug receiving Accelerated Approval perform adequate and well-controlled post-marketing clinical studies. Failure to conduct required post-approval trials, or the inability to confirm a clinical benefit during post-marketing trials, may allow the FDA to withdraw the drug from the market on an expedited basis. In addition, as a condition for Accelerated Approval the FDA currently requires pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. The Fast Track, Priority Review and Accelerated Approval programs do not change the standards for approval but may expedite the development or approval process.

The Food and Drug Administration Safety and Innovation Act of 2012 also amended the FDCA to require the FDA to expedite the development and review of a breakthrough therapy. A drug can be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies in one or more clinically significant endpoints. A sponsor may request that a drug be designated as a breakthrough therapy at any time during the clinical development of the product. If so designated, the FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather nonclinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical trials is as efficient as practicable.

The testing and approval process requires substantial time, effort and financial resources, and the receipt and timing of any approval is uncertain. Given this paradigm, AD has been given Life-Threatening Disease status by the FDA and therefore AD therapies are eligible for the expanded access program for investigational drugs and other pathways such as Breakthrough Therapy, Accelerated Approval and Priority Review. Additionally, a single well-designed, well-conducted, pivotal clinical study could be sufficient to trigger market approval pending a successful PAI.

Preclinical studies include laboratory evaluations of the product candidate, as well as animal studies to assess the potential safety and efficacy of the product candidate. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of the IND, which must become effective before clinical studies may be commenced. The IND will automatically become effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the studies as outlined in the IND prior to that time. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical studies can proceed.

Clinical studies involve the administration of the product candidates to healthy volunteers or patients with the disease to be treated under the supervision of a qualified principal investigator. Clinical studies are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated. A protocol for each clinical study and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Further, each clinical study must be reviewed and approved by an independent IRB, either centrally or individually at each institution at which the clinical study will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries. The FDA, the IRB or the clinical study sponsor may suspend or terminate clinical studies at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Additionally, some clinical studies are overseen by an independent group of qualified experts organized by the clinical study sponsor, known as a Data Safety Monitoring Board/Committee. This group provides authorization for whether or not a study may move forward at designated checkpoints based on access to certain data from the study. We may also suspend or terminate a clinical study based on evolving business objectives and/or competitive climate.

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

Phase 2. Phase 2 clinical studies usually involve studies in a limited patient population to (i) evaluate the efficacy of the product candidate for specific indications, (ii) determine dosage tolerance and optimal dosage, and (iii) identify possible adverse effects and safety risks.

Phase 3. If a product candidate is found to be potentially effective and to have an acceptable safety profile in Phase 2 studies, the clinical study program will be expanded to Phase 3 clinical studies to further demonstrate clinical efficacy, optimal dosage and safety within an expanded patient population at geographically dispersed clinical study sites.

Phase 4. Phase 4 clinical studies are conducted after approval to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under Accelerated Approval regulations, or when otherwise requested by the FDA in the form of post-marketing requirements or commitments. Failure to conduct any required Phase 4 clinical studies promptly could result in withdrawal of approval.

The results of preclinical studies and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information on the manufacture, composition and quality of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product. The NDA must be accompanied by a significant user-fee payment. The FDA has substantial discretion in the approval process and may refuse to accept any application or decide that the data is insufficient for approval and require additional preclinical, clinical or other studies.

We estimate that it generally takes 10 to 15 years, or possibly longer, to discover, develop and bring to market a new pharmaceutical or biopharmaceutical product in the US. Several years may be needed to complete each phase, including discovery, preclinical, Phase 1, 2 or 3, or marketing authorization.

In addition, under the Pediatric Research Equity Act, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Recently, the Food and Drug Administration Safety and Innovation Act (FDASIA), which was signed into law on July 9, 2012, amended the FDCA. The FDASIA requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan within 60 days of an end-of-Phase-2 meeting or as may be agreed between the sponsor and the FDA. The initial Pediatric Study Plan must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach agreement on the Pediatric Study Plan. A sponsor can submit amendments to an agreed-upon initial Pediatric Study Plan at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early-phase clinical trials, and/or other clinical development programs.

The cost of preparing and submitting an NDA is substantial. Under federal law, NDAs are subject to substantial application user fees and the sponsor of an approved NDA is also subject to annual product and establishment user fees. Under the Prescription Drug User Fee Act (PDUFA), as amended, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA VI eliminates fees for supplements as well as for establishments, although applicants will be assessed for annual prescription drug program fees for prescription drug products, rather than the prescription drug product fee assessed under the previous iteration of PDUFA. According to the FDA’s fee schedule for the 2021 FY, the user fee for each NDA application requiring clinical data is USD 2,875,842 and the annual program fee is USD 336,432. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

Once the NDA submission has been submitted, the FDA has 60 days after submission of the NDA to conduct an initial review to determine whether it is sufficient to accept for filing. Under the PDUFA, the FDA sets a goal date by which it plans to complete its review. This is typically 12 months from the date of submission of the NDA application. The review process is often extended by FDA requests for additional information or clarification. Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facility complies with cGMP regulations and may also inspect clinical study sites for integrity of the data supporting safety and efficacy. The FDA may also convene an advisory committee of external experts to provide input on certain review issues relating to risk, benefit and interpretation of clinical study data. The FDA is not bound by the recommendations of an advisory committee, but generally follows such recommendations in making its decisions. The FDA may delay approval of an NDA if applicable regulatory criteria are not satisfied and/or the FDA requires additional testing or information. The FDA may require post-marketing testing and surveillance to monitor safety or efficacy of a product.

After the FDA evaluates the NDA and conducts inspections of the manufacturing facilities where the drug product and/or its API will be produced, it may issue an Approval Letter or a Complete Response Letter. An Approval Letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical study or studies, and/or other significant, expensive and time-consuming requirements related to clinical studies, preclinical studies or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategy (REMS), plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-marketing studies or clinical studies. Such post-marketing testing may include Phase 4 clinical studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

Special protocol assessment

The FDA and an IND sponsor may agree in writing on the design and size of clinical studies intended to form the primary basis of a claim of effectiveness in an NDA. This process is known as a special protocol assessment (SPA). Upon a specific request for a SPA by an IND sponsor, the FDA will evaluate the protocol. If an SPA agreement is reached, however, it is not a guarantee of product approval by the FDA or approval of any permissible claims about the product. The FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from any study that is the subject of the SPA agreement. In particular, the SPA agreement is not binding on the FDA if previously unrecognized public health concerns later come to light, other new scientific concerns regarding product safety or efficacy arise, the IND sponsor fails to comply with the agreed-upon protocol, or the relevant data, assumptions, or information provided by the IND sponsor when requesting a SPA agreement change, are found to be false statements or misstatements, or are found to omit relevant facts. An SPA agreement may not be changed by the sponsor or the FDA after the study begins except with the written agreement of the sponsor and the FDA, or if the FDA determines that a substantial scientific issue essential to determining the safety or effectiveness of the drug was identified after the testing began.

Orphan-drug designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is a disease or condition that either affects fewer than 200,000 individuals in the US, or affects more than 200,000 individuals in the US but there is no reasonable expectation that the cost of developing and making a drug product available in the US for this type of disease or condition will be recovered from sales of the product in the US. Orphan-product designation must be requested before submitting an NDA. After the FDA grants orphan-product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan-product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan-product exclusivity, which means that the FDA cannot approve any other applications to market the same drug or biological product for the same indication for 7 years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. The designation of such drug also entitles a party to financial incentives such as opportunities for grant funding toward clinical study costs, tax advantages and user-fee waivers. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan-product exclusivity also could block the approval of one of our products for 7 years if a competitor obtains approval of the same drug or biological product as defined by the FDA or if our drug candidate is determined to be contained within the competitor’s product for the same indication or disease. If a drug product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan-product exclusivity. Orphan-drug status in the EU has similar but not identical benefits in that jurisdiction.

Disclosure of clinical trial information

Sponsors of clinical trials (other than Phase 1 trials) of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, comparator, patient population, phase of investigation, trial sites and investigators and other aspects of the clinical trial is made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of certain trials may be delayed until the new product or new indication being studied has been approved. However, there are evolving rules and increasing requirements for publication of trial-related information, and it is possible that data and other information from trials involving drugs that never garner approval could be required to be disclosed in the future. In addition, publication policies of major medical journals mandate certain registration and disclosures as a pre-condition for potential publication, even when this is not presently mandated as a matter of law. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Post-approval requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, periodic reporting, product distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user-fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and QC to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-marketing studies or clinical studies to assess new safety risks, or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

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

Patent term restoration and marketing exclusivity

Depending upon the timing, duration, and specifics of FDA approval of the use of our drug candidates, some of our US patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term to be extended up to 5 years as compensation for patent term effectively lost due to the FDA’s pre-market approval requirements. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half of the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension. Extensions are not granted as a matter of right and the extension must be applied for prior to expiration of the patent and within a 60-day period from the date the product is first approved for commercial marketing. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Where a product contains multiple active ingredients, if any one active ingredient has not been previously approved, it can form the basis of an extension of patent term provided the patent claims that ingredient or the combination containing it.

In the future, we may apply for patent term restoration for some of our presently owned patents to add patent life beyond their current expiration date, depending on the expected length of clinical studies and other factors involved in the submission of the relevant NDA; however, there can be no assurance that any such extension will be granted to us.

The Biologics Price Competition and Innovation Act of 2009 provides up to 12 years of non-patent data exclusivity within the US to the first applicant to gain approval of a Biologics License Application for a new biologic product that has not previously been approved by the FDA, which we refer to as a reference product. This 12-year data exclusivity does prohibit the FDA from approving a biosimilar or interchangeable product of such reference product until 12 years after the licensure of such reference product. In addition, the FDA will not accept a biosimilar or interchangeable product application for review until 4 years after the date of first licensure of such reference product. Under 21CFR314.108, 5 years’ exclusivity is also granted to new chemical entities that contain no active moiety that has been approved by the FDA under section 505(b). This market exclusivity bars the FDA from accepting for review any ANDA or 505(b)(2) application for a drug containing the same active moiety for (i) 5 years if an ANDA or 505(b)(2) application does not contain a paragraph IV certification to a listed patent, or (ii) 4 years if an ANDA or 505(b)(2) is submitted containing a paragraph IV certification to a listed patent. Moreover, pediatric exclusivity, if granted, may add 6 months of exclusivity if the reference product has been studied with respect to a pediatric indication in accordance with certain regulatory requirements. A reference product may also be granted 7 years of orphan-drug exclusivity for the treatment of a rare disease or condition under section 527(a) of FDCA, which would run in parallel with the 12 years of data exclusivity of the reference product, if applicable.

Non-US regulation

In order to market any product outside of the US, we would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy, and governing, among other things, clinical studies, marketing authorization, commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical studies or marketing of the product in foreign countries and jurisdictions. Although many of the issues discussed above with respect to the US apply similarly in the context of the EU, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods, as described in greater detail below. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

EU drug review approval

In the EEA, which is comprised of the 27 Member States of the EU plus Norway, Iceland and Liechtenstein medicinal products can only be commercialized after obtaining a marketing authorization. There are two types of marketing authorization: the Community Marketing Authorization, which is issued by the EC through the Centralized Procedure based on the opinion of the Committee for Medicinal Products for Human Use (CHMP), a body of the EMA, and which is valid throughout the entire territory of the EEA; and the National Marketing Authorization, which is issued by the competent authorities of the Member States of the EEA and authorizes marketing only in that Member State’s national territory and not the EEA as a whole.

The Centralized Procedure is compulsory for human medicines for the treatment of human immunodeficiency virus or acquired immune deficiency syndrome (AIDS), cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions, and viral diseases; for veterinary medicines for use as growth or yield enhancers; for medicines derived from biotechnology processes, such as genetic engineering; for advanced-therapy medicines, such as gene-therapy, somatic cell-therapy or tissue-engineered medicines; and for officially designated ‘orphan medicines’ (medicines used for rare human diseases). The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation, or for products that are in the interest of public health in the EU. The National Marketing Authorization is for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National Marketing Authorization can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National Marketing Authorization in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure, an identical dossier is submitted to the competent authorities of each of the Member States in which the marketing authorization is sought, one of which is selected by the applicant as the Reference Member State (RMS). If the RMS proposes to authorize the product, and the other Member States do not raise objections, the product is granted a National Marketing Authorization in all the Member States in which the authorization was sought. Before granting the marketing authorization, the EMA or the competent authorities of the Member States of the EEA assesses the risk–benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Regulation in the EU

Product development, the regulatory approval process, and safety monitoring of medicinal products and their manufacturers in the EU proceed in much the same manner as they do in the US. Therefore, many of the issues discussed above apply similarly in the context of the EU. In addition, drugs are subject to the extensive price and reimbursement regulations of the various EU Member States.

Clinical studies

As is the case in the US, the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls. The Clinical Trials Directive 2001/20/EC, as amended and which will be replaced in 2021 or later by Regulation (EU) No 536/2014) provides a system for the approval of clinical studies in the European Union via implementation through national legislation of the Member States. Under this system, approval must be obtained from the competent national authorities of the EU Member States in which the clinical trial is to be conducted. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application, which must be supported by an investigational medicinal product dossier with supporting information prescribed by the Clinical Trials Directive and corresponding national laws of the Member States, and further detailed in applicable guidance documents. A clinical trial may only be undertaken if provision has been made for insurance or indemnity to cover the liability of the investigator or sponsor. In certain countries, the sponsor of a clinical trial has a strict (faultless) liability for any (direct or indirect) damage suffered by trial subjects. The sponsor of a clinical trial, or its legal representative, must be based in the EEA. European regulators and ethics committees also require the submission of AE reports during a study and a copy of the final study report.

Marketing approval

Marketing approvals under the EU regulatory system may be obtained through a centralized or decentralized procedure. The centralized procedure results in the grant of a single marketing authorization, which is valid for all (currently 27) EU Member States and the three European Free Trade Association (EFTA) members (Norway, Iceland and Liechtenstein).

Pursuant to Regulation (EC) No. 726/2004, as amended, the centralized procedure is mandatory for drugs developed by means of specified biotechnological processes, advanced-therapy medicinal products, drugs for human use containing a new active substance for which the therapeutic indication is the treatment of specified diseases, including but not limited to AIDS, neurodegenerative disorders, auto-immune diseases and other immune dysfunctions, as well as drugs designated as orphan drugs. The CHMP also has the discretion to permit other products to use the centralized procedure if it considers them sufficiently innovative or they contain a new active substance.

In the marketing authorization application, the applicant has to properly and sufficiently demonstrate the quality, safety and efficacy of the drug. Under the centralized approval procedure, the CHMP, possibly in conjunction with other committees, is responsible for drawing up the opinion of the EMA on any matter concerning the admissibility of the files submitted in accordance with the centralized procedure, such as an opinion on the granting, variation, suspension or revocation of a marketing authorization, and pharmacovigilance.

The CHMP and other committees are also responsible for providing guidelines and have published numerous guidelines that may apply to our product candidates. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of drug products and may include, among other things, the preclinical studies required in specific cases, the manufacturing and control information that should be submitted in a marketing authorization application, and the post-approval measures required to monitor patients and evaluate the long-term efficacy and potential adverse reactions. Although these guidelines are not legally binding, we believe that our compliance with them is likely to be necessary to gain approval for any of our product candidates.

The maximum timeframe for the evaluation of a marketing authorization application by the CHMP under the centralized procedure is 210 days after receipt of a valid application. This period will be suspended until such time as the supplementary information requested by the CHMP has been provided by the applicant. Likewise, this time limit will be suspended for the time allowed for the applicant to prepare oral or written explanations. When an application is submitted for a marketing authorization in respect of a drug that is of major interest from the viewpoint of public health and in particular therapeutic innovation, the applicant may request an accelerated assessment procedure. If the CHMP accepts such a request, the time limit of 210 days will be reduced to 150 days, but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

If the CHMP concludes that the quality, safety and efficacy of the product are sufficiently proven, it adopts a positive opinion. This is sent to the EC, which drafts a decision within approximately 67 days following the CHMP opinion. After consulting with the Member States, the EC adopts a decision and grants a marketing authorization, which is valid for the whole of the EEA. The marketing authorization may be subject to certain conditions, which may include, without limitation, the performance of post-authorization safety and/or efficacy studies.

The EMA has various programs, including accelerated assessment, conditional approval and PRIority MEdicines (PRIME), which are intended to increase agency interactions, expedite or facilitate the process for reviewing drug candidates, and/or provide for initial approval on the basis of surrogate endpoints. One or more of our product candidates may qualify for some of these expedited development and review programs. However, even if a drug candidate qualifies for one or more of these programs, the EMA may later decide that the drug candidate no longer meets the conditions for qualification. Eligibility to the PRIME scheme is limited to products considered to offer a major therapeutic advantage in populations with high unmet need. PRIME is a voluntary scheme aimed at enhancing interaction and early dialogue with developers of promising medicines through achieving the early appointment of the Rapporteur for the product, optimizing development plans and speeding up evaluation so these medicines can reach patients earlier. Products benefiting from PRIME can expect to be eligible for accelerated assessment at the time of application for a marketing authorization application.

EU legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No. 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of a complete independent data package benefit from 8 years of data exclusivity and an additional 2 years of market exclusivity. Data exclusivity prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic (abbreviated) application. During the additional 2-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall 10-year period will be extended to a maximum of 11 years if, during the first 8 years of those 10 years, the marketing authorization holder (MAH) obtains an authorization for one or more new therapeutic indications that, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator can gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on a marketing authorization application with a completely independent data package of pharmaceutical test, preclinical tests and clinical studies. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of 10 years of orphan market exclusivity. See also “—Orphan drug regulation” below. Depending upon the timing and duration of the EU marketing authorization process, products may be eligible for an SPC of up to 5 years’, pursuant to Regulation (EC) No. 469/2009. Such SPCs extend the rights under the basic patent for the drug.

In the EU, the pediatric regulation [Regulation (EC) No 1901/2006 as amended] requires sponsors to submit a pediatric investigation plan at the end of Phase 1. This plan will provide the details of the quality, non-clinical and clinical studies required to support the authorization of a pediatric indication. Additional rules apply to medicinal products for pediatric use under Regulation (EC) No. 1901/2006. Potential incentives include a six-month extension of any supplementary protection certificate granted pursuant to Regulation (EC) No. 469/2009, but not in cases in which the relevant product is designated as an orphan medicinal product pursuant to Regulation (EC) No. 141/2000, as amended. Instead, a medicinal product designated as an orphan medicinal product may enjoy an extension of the 10-year market exclusivity period granted under Regulation (EC) No. 141/2000 to 12 years subject to the conditions applicable to orphan drugs.

Orphan drug regulation

In the EU, Regulation (EC) No. 141/2000, as amended, states that a drug will be designated as an orphan drug if its sponsor can establish:

•	that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than 5 in 10,000 persons in the EU when the application is made, or that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment; and

•	that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, that the drug will be of significant benefit to those affected by that condition.

Regulation (EC) No. 847/2000 sets out further provisions for implementation of the criteria for designation of a drug as an orphan drug. An application for the designation of a drug as an orphan drug must be submitted at any stage of development of the drug before filing of a marketing authorization application.

If a EU-wide community marketing authorization in respect of an orphan drug is granted or if all the EU Member States have granted marketing authorizations in accordance with the procedures for mutual recognition, the EU and the Member States will not, for a period of 10 years, accept another application for a marketing authorization, or grant a marketing authorization or accept an application to extend an existing marketing authorization, for the same therapeutic indication, in respect of a similar drug. This period may, however, be reduced to 6 years if, at the end of the fifth year, it is established, with respect to the drug concerned, that the criteria for orphan-drug designation are no longer met; in other words, when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity. Notwithstanding the foregoing, a marketing authorization may be granted, for the same therapeutic indication, to a similar drug if:

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

Other incentives available to orphan drugs in the EU include financial incentives such as a reduction of fees or fee waivers and protocol assistance. Orphan-drug designation does not shorten the duration of the regulatory review and approval process.

Manufacturing and manufacturers’ license

Pursuant to Directive 2003/94/EC, as transposed into the national laws of the Member States, the manufacturing of investigational medicinal products and approved drugs is subject to a separate manufacturer’s license and must be conducted in strict compliance with cGMP requirements, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. Manufacturers must have at least one qualified person permanently and continuously at their disposal. The qualified person is ultimately responsible for certifying that each batch of finished product released onto the market has been manufactured in accordance with cGMP and the specifications set out in the marketing authorization or investigational medicinal product dossier. cGMP requirements are enforced through mandatory registration of facilities and inspections of those facilities. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action, or possible civil and criminal penalties.

Wholesale distribution and license

Pursuant to Directive 2001/83/EC, the wholesale distribution of medicinal products is subject to the possession of an authorization to engage in activity as a wholesaler in medicinal products. Possession of a manufacturing authorization includes authorization to distribute by wholesale the medicinal products covered by that authorization. The distribution of medicinal products must comply with the principles and guidelines of cGDP.

Advertising

In the EU, the promotion of prescription medicines is subject to intense regulation and control, including EU and national legislation as well as self-regulatory codes (industry codes). Advertising legislation inter alia includes a prohibition on direct-to-consumer advertising. All advertising of prescription medicines must be consistent with the product’s approved Summary of Product Characteristics, and must be factual, accurate, balanced and not misleading. Advertising of prescription medicines pre-approval or off-label is not allowed. Some jurisdictions require that all promotional materials for prescription medicines be subjected to prior review and approval, either internal or regulatory.

Other regulatory requirements

An MAH for a medicinal product is legally obliged to fulfill a number of obligations by virtue of its status as an MAH. The MAH can delegate the performance of related tasks to third parties, such as distributors or marketing partners, provided that this delegation is appropriately documented and the MAH maintains legal responsibility and liability.

The obligations of an MAH include the following:

•	Manufacturing and batch release—MAHs should guarantee that all manufacturing operations comply with relevant laws and regulations, applicable GMPs, and the product specifications and manufacturing conditions set out in the marketing authorization, and that each batch of product is subject to appropriate release formalities.

•	Availability and continuous supply—Pursuant to Directive 2001/83/EC, as transposed into the national laws of the Member States, the MAH for a medicinal product and the distributors of the said medicinal product actually placed on the market in a Member State shall, within the limits of their responsibilities, ensure appropriate and continued supplies of that medical product to pharmacies and persons authorized to supply medicinal products so that the needs of patients in the Member State in question are covered.

•	Pharmacovigilance—MAHs are obliged to establish and maintain a pharmacovigilance system, including a qualified person responsible for oversight, to submit safety reports to the regulators and to comply with the good pharmacovigilance practice guidelines adopted by the EMA.

•	Advertising and promotion—MAHs remain responsible for all advertising and promotion of their products, including promotional activities by other companies or individuals on their behalf, and in some cases must conduct internal or regulatory pre-approval of promotional materials. Regulation in this area also covers interactions with healthcare practitioners and/or patient groups, and in some jurisdictions legal or self-regulatory obligations to disclose such interactions exist.

•	Medical affairs/scientific service—MAHs are required to disseminate scientific and medical information on their medicinal products to healthcare professionals, regulators and patients.

•	Legal representation and distributor issues—MAHs are responsible for regulatory actions or inactions of their distributors and agents.

•	Preparation, filing and maintenance of the application and subsequent marketing authorization— MAHs must maintain appropriate records, comply with the marketing authorization’s terms and conditions, fulfill reporting obligations to regulators, submit renewal applications and pay all appropriate fees to the authorities. We may hold any future marketing authorizations granted for our product candidates in our own name, or appoint an affiliate or a collaboration partner to hold marketing authorizations on our behalf. Any failure by an MAH to comply with these obligations may result in regulatory action against an MAH and ultimately threaten our ability to commercialize our products.

Pricing and reimbursement

In the EU, the pricing and reimbursement mechanisms by private and public health insurers vary largely by country and even within countries. The public systems reimbursement for standard drugs is determined by guidelines established by the legislator or responsible national authority. The approach taken varies by Member State. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other Member States allow companies to fix their own prices for medicines, but monitor and control company profits and may limit or restrict reimbursement. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers to the entry of new products are being erected and some EU countries require the completion of studies that compare the cost-effectiveness of a particular product candidate with that of currently available therapies in order to obtain reimbursement or pricing approval. Special pricing and reimbursement rules may apply to orphan drugs. Inclusion of orphan drugs in reimbursement systems tend to focus on the medical usefulness, need, quality and economic benefits to patients and the healthcare system as for any drug. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results based rules of reimbursement may apply.

Other US healthcare laws

In addition to FDA restrictions on marketing of pharmaceutical or biopharmaceutical products, federal and state healthcare laws restrict certain business practices in the pharmaceutical and biopharmaceutical industries. These laws include, but are not limited to, anti-kickback, false claims, data privacy and security, and transparency statutes and regulations.

The US federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any good, facility, item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payment, ownership interests and providing anything at less than its fair market value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical and biopharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution, the exceptions and safe harbors are drawn narrowly, and our practices may not in all cases meet all the criteria for a statutory exception or safe harbor protection. Practices involving remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor.

Failure to meet all the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare-covered business, the statute has been violated. The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (collectively, the PPACA), amended the intent requirement under the Anti-Kickback Statute and criminal healthcare fraud statutes (discussed below) such that a person or entity no longer needs to have actual knowledge of the statute or the specific intent to violate it in order to have committed a violation. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act (discussed below). Further, the Civil Monetary Penalties Law imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The federal false claims laws prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the US government. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-covered, uses. The federal HIPAA created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of, or payment for, healthcare benefits, items or services.

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

Additionally, many states have similar healthcare statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Certain states require the posting of information relating to clinical studies, and require pharmaceutical companies to implement a comprehensive compliance program that includes a limit on expenditures for, or payments to, individual medical or health professionals and to track and report gifts and other payments made to physicians and other healthcare providers. If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal, civil and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion of products from reimbursement under government programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products will be sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Data privacy and security laws

In addition, we may be subject to international, federal and state data privacy and security laws, regulations, rules and standards. Internationally, laws, regulations and standards in many jurisdictions, such as the GDPR and the UK GDPR, apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. At the federal level, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates—independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and to seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws, [such as the CCPA and the CPRA,] govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Non-compliance with these laws, regulations, rules and standards could result in significant penalties or legal liability. Although we take steps to comply with applicable laws, rules and regulations, we cannot ensure that we will not be subject to regulatory or private actions, investigations, disputes and litigation, which may include substantial fines or other legal liability for noncompliance of data privacy and security laws, rules and regulations, including in the event of a cybersecurity breach or other security incident. We could be adversely affected if legislation or regulations are expanded to require changes in our or our third-party service providers’ business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, results of operations or financial condition. See “Risk Factors— Changes in laws, rules or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws, rules, regulations and standards, or contractual or other obligations relating to data privacy and security, could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.”

Pharmaceutical coverage, pricing and reimbursement

In both domestic and foreign markets, our or our collaboration partners’ sales of any approved products will depend in part on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities, managed care providers, private health insurers and other organizations. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products, if approved, unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Sales of our products will therefore depend substantially, both domestically and abroad, on the extent to which the costs of our products will be paid by third-party payors. These third-party payors are increasingly focused on containing healthcare costs by challenging the price and examining the cost-effectiveness of medical products and services.

In addition, significant uncertainty exists as to the coverage and reimbursement status of newly approved healthcare product candidates. The market for our product candidates for which we may receive regulatory approval will depend significantly on access to third-party payors’ drug formularies, or lists of medications for which third-party payors provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical or biopharmaceutical companies. Additionally, third-party payors may refuse to include a particular branded drug in their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or another alternative is available. Because each third-party payor individually approves coverage and reimbursement levels, obtaining coverage and adequate reimbursement is a time-consuming, costly and sometimes unpredictable process. We may be required to provide scientific and clinical support for the use of any product to each third-party payor separately with no assurance that approval would be obtained, and we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. This process could delay the market acceptance of any product and could have a negative effect on our future revenues and operating results. We cannot be certain that our product candidates will be considered cost-effective. Because coverage and reimbursement determinations are made on a payor-by-payor basis, obtaining acceptable coverage and reimbursement from one payor does not guarantee we will obtain similar acceptable coverage or reimbursement from another payor. If we are unable to obtain coverage of, and adequate reimbursement and payment levels for, our product candidates from third-party payors, physicians may limit how much or under what circumstances they will prescribe or administer them and patients may decline to purchase them. This in turn could affect our ability to successfully commercialize our products and impact our profitability, results of operations, financial condition and future success.

Furthermore, in many foreign countries, particularly the countries of the EU, the pricing of prescription drugs is subject to government control. In some non-US jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. We may face competition for our product candidates from lower-priced products in foreign countries that have placed price controls on pharmaceutical or biopharmaceutical products. In addition, there may be importation of foreign products that compete with our own products, which could negatively impact our profitability.

Healthcare reform

In the US and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations as we begin to commercialize our products directly.

In particular, there have been and continue to be a number of initiatives at the US federal and state level that seek to reduce healthcare costs. Initiatives to reduce the federal deficit and to reform healthcare delivery are increasing cost-containment efforts. We anticipate that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the healthcare delivery system. Any proposed or actual changes could limit or eliminate our spending on development projects and affect our ultimate profitability.

In March 2010, the PPACA, as amended by the HCERA (collectively, the Health Care Reform Law) was signed into law. The Health Care Reform Law has the potential to substantially change the way healthcare is financed by both governmental and private insurers. The Health Care Reform Law among other things, established an annual, non-deductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents; revised the methodology by which rebates owed by manufacturers for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate program to utilization of certain injectable outpatient drugs, as well as prescriptions of individuals enrolled in Medicaid managed care organizations; required manufacturers to offer 50% point-of-sale discounts on negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. On July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the US Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. On November 20, 2020, CMS issued an interim final rule implementing former President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the US District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

The future of the Health Care Reform Law remains uncertain. In January 2017, Congress voted to adopt a budget resolution for the fiscal year 2017 that authorized the implementation of legislation that would repeal portions of the Health Care Reform Law. On December 14, 2018, a federal judge in Texas ruled that the Health Care Reform Law is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the 2017 Tax Act. While the judge, as well as the Trump administration and CMS, have stated that the ruling will have no immediate effect pending appeal of the decision, it is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA, will impact our business. On December 18, 2019, the Fifth Circuit Court of Appeals upheld the lower court’s decision that the Health Care Reform Law was unconstitutional. On March 2, 2020, the US Supreme Court granted certiorari to review the case and oral arguments were held on November 10, 2020. Although the US Supreme Court has yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the Health Care Reform Law marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. Pending review, the Health Care Reform Law remains in effect, but it is unclear what effect this litigation, other efforts to repeal and replace the Health Care Reform Law and the healthcare reform measures of the Biden administration will have on the status of the ACA. Litigation and legislation over the Health Care Reform Law are likely to continue, with unpredictable and uncertain results.

In the future, there may continue to be additional proposals relating to the reform of the US healthcare system, some of which could further limit the prices we are able to charge for our products candidates, or the amounts of reimbursement available for our product candidates. If future legislation were to impose direct governmental price controls and access restrictions, it could have a significant adverse impact on our business. Managed care organizations, as well as Medicaid and other government agencies, continue to seek price discounts. Some states have implemented, and other states are considering, price controls or patient access constraints under the Medicaid program, and some states are considering price-control regimes that would apply to broader segments of their populations that are not Medicaid-eligible. Due to the volatility in the current economic and market dynamics, we are unable to predict the impact of any unforeseen or unknown legislative, regulatory, payor or policy actions, which may include cost-containment and healthcare-reform measures. Such policy actions could have a material adverse impact on our profitability.

Moreover, the recently enacted federal Drug Supply Chain Security Act imposes new obligations on manufacturers of pharmaceutical or biopharmaceutical products, among others, related to product tracking and tracing. Among the requirements of this new federal legislation, manufacturers will be required to provide certain information regarding the drug product to individuals and entities to which product ownership is transferred, label drug product with a product identifier, and keep certain records regarding the drug product. Further, under this new legislation, manufacturers will have drug product investigation, quarantine, disposition and notification responsibilities related to counterfeit, diverted, stolen and intentionally adulterated products, as well as products that are the subject of fraudulent transactions or that are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death.

Physician Payment Sunshine Act

The Physician Payment Sunshine Act requires most pharmaceutical and biopharmaceutical manufacturers to report annually to the Secretary of Health and Human Services any and all financial arrangements, payments, or other transfers of value made by that entity to physicians and teaching hospitals. The payment information is made publicly available in a searchable format on a content management system (CMS) website. Over the next several years, we will need to dedicate significant resources to establish and maintain systems and processes in order to comply with these regulations. Failure to comply with the reporting requirements can result in significant civil monetary penalties. Similar laws have been enacted or are under consideration in foreign jurisdictions, including France, which has adopted the Loi Bertrand, or French Sunshine Act, which became effective in 2013.

Environmental, health and safety laws and regulations

We are subject to numerous environmental, health and safety laws and regulations and permitting requirements, including those governing laboratory procedures, decontamination activities, and the handling, transportation, use, remediation, storage, treatment, and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, and the risk of injury, contamination or noncompliance with environmental, health and safety requirements cannot be eliminated. Although compliance with such laws and regulations and permitting requirements has not had a material effect on our capital expenditures, earnings or competitive position, environmental, health and safety laws, and regulations and permitting requirements have tended to become increasingly stringent and, to the extent that legal or regulatory changes may occur in the future, they could result in, among other things, increased costs to us or the impairment of our research, development or production efforts.

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

We did not have any subsidiaries as of December 31, 2020.

D.	Property, plant and equipment

The Company’s capital expenditures were CHF 2 million in 2020 with CHF 1.6 million for laboratory equipment and leasehold improvements. These investments are to enhance our research facilities.

Facilities

We lease approximately 23,600 square feet of space at the Innovation Park of the EPFL, Switzerland as of December 31, 2020. This property serves as our corporate headquarters, our research facility and laboratories. We believe that using the EPFL facilities instead of building our own infrastructure helps us to maximize the value of our research and development capital and make efficient use of our funds as we continue to build and develop our pipeline. We believe that the space of our existing facilities is sufficient to meet our current needs.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together our audited financial statements, including the notes thereto, included in this Annual Report. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key information—D. Risk factors” and elsewhere in this Annual Report.

A.	Operating results

Overview

To date, we have primarily financed our operations through the proceeds from our public offerings, share issuances, contract revenues from license and collaboration agreements and grants. We have no products approved for commercialization and have never generated any revenues from product sales. Pharmaceutical and biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we or our collaboration partners complete pivotal clinical studies and have a product candidate approved for commercialization, and we begin to generate revenue and royalties from product sales. Since our inception, we have received upfront and milestone payments from our collaboration partners and certain other revenue. However, we have also incurred significant operating losses. We incurred net losses of CHF 61.9 million for the fiscal year ended December 31, 2020 and have an accumulated losses balance of CHF 132.9 million as of December 31, 2020.

Strategic collaborations and licensing agreements

Since our inception, we have entered into strategic collaboration agreements with a range of partners covering a number of our product candidates. We entered into a strategic collaboration with Genentech in November 2006 (as amended in March 2009, January 2013, May 2014 and May 2015) regarding the development, manufacture and commercialization of crenezumab, and we refer to this agreement as the 2006

Agreement. In June 2012, we entered into an additional strategic collaboration agreement with Genentech regarding the development, manufacture and commercialization of anti-Tau antibodies, and we refer to this agreement as the 2012 Agreement. We expect to capitalize on Genentech’s drug development and regulatory expertise and commercial capabilities to bring our partnered therapeutic products to market. In May 2014, we entered into a license and collaboration agreement with LMI (formerly Piramal Imaging SA) covering our Tau-PET Imaging tracer. In December 2014 (as amended in April 2016, July 2017, January 2019 and November 2019), we entered into a strategic collaboration agreement with Janssen regarding the development, manufacture and commercialization of ACI-35, an anti-Tau vaccine. We expect to capitalize on Janssen and Johnson & Johnson’s extensive regulatory expertise and experience in developing, manufacturing and, if approved, commercializing vaccines to bring ACI-35 to market.

We entered into a license agreement with Lilly in December 2018 (as amended in September 2019 and March 2020) to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases. Under the terms of this agreement, we have completed a Phase 1 clinical study with ACI-3024. Lilly is responsible for leading and funding further clinical development and will retain global commercialization rights for all indications.

Genentech, a member of the Roche Group

We have two partnership agreements with Genentech, a company with a reputation for scientific excellence and a history of bringing innovative protein therapeutics to market.

Anti-Abeta antibody in AD – 2006 agreement

In November 2006, we signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal therapeutic antibody targeting misfolded Abeta. The agreement was amended March 2009, January 2013, May 2014 and May 2015. The agreement also provides for the development of a second therapeutic product for a non-AD indication based on the same intellectual property and anti-Abeta antibody compound. The value of this partnership is potentially greater than USD 340 (CHF 303) million. The structure of the collaboration agreement is as follows:

•	A right-of-use license;

•	Clinical milestone payments: payable upon commencement of each of Phase 1 and Phase 2 of clinical developments, and upon the earlier of Genentech’s decision to authorize Phase 3 or the commencement of Phase 3 of clinical developments. In addition, for a second indication, clinical milestone payments would be payable upon commencement of Phase 2 of clinical developments and upon the earlier of Genentech’s decision to authorize Phase 3 or the commencement of Phase 3 of clinical developments;

•	Regulatory milestone payments: payable upon making regulatory filings in the US and Europe, respectively, and milestone payments upon obtaining marketing approval in each of the US and Europe. In addition, for a second indication, additional regulatory and approval milestones would be payable.

•	Royalties: payable on sales, with different royalty rates applicable in the US and Europe. Royalty levels are tied to annual sales volumes. We may receive royalties on sales of crenezumab with the percentage rates ranging from the mid-single digits to mid-teens.

To date, we have received total milestone payments of USD 65 (CHF 70.1) million comprised of an upfront payment of USD 25 (CHF 31.6) million and of USD 40 (CHF 38.2) million for clinical development milestones achieved all-in prior to January 1, 2017.

Under the terms of the agreement, Genentech bears all the costs of developing crenezumab through the clinical phases. In addition, Genentech is responsible for the costs associated with seeking and obtaining regulatory and marketing approvals, along with manufacturing sales and marketing costs. Intellectual property costs related to any crenezumab-related intellectual property filed solely by us and any costs associated with filing, maintaining and protecting intellectual property filed jointly we share with Genentech. The agreement will terminate by its terms on the date on which all obligations between the parties with respect to the payment of milestones or royalties for licensed products have passed or expired. Either party may terminate the agreement for any material breach by the other Party, provided a cure period of 90 days from the date when that notice is given.

On January 30, 2019, we announced that Roche, the parent of Genentech, is discontinuing the CREAD and CREAD 2 (BN29552 and BN29553) Phase 3 studies of crenezumab in people with prodromal-to-mild sporadic AD.

Crenezumab continues to be studied in the Phase 2 preventive trial, which began in 2013 in Columbia, of cognitively healthy individuals who carry the PSEN1 E280A autosomal-dominant mutation and are in a preclinical phase of ADAD. This study will determine if treating people carrying this mutation with crenezumab prior to the onset of AD symptoms will slow or prevent the decline of cognitive and functional abilities.

Anti-Tau antibody in AD – 2012 agreement

In June 2012, we entered into a second agreement with Genentech to research, develop and commercialize our anti-Tau antibodies for use as immunotherapeutics and diagnostics. The agreement was amended in December 2015. The value of this exclusive, worldwide alliance is potentially greater than CHF 400 million and includes upfront and clinical, regulatory and commercial milestone payments. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the mid-single digits to low-double digits. The agreement also provides for collaboration on at least one additional therapeutic indication outside of AD built on the same anti-Tau antibody program as well an anti-Tau diagnostic product for AD.

To date, we have received payments totaling CHF 59 million, including a milestone payment of CHF 14 million received and recognized in Q4 2017 associated with the first patient dosing in a Phase 2 clinical trial for AD with an anti-Tau monoclonal body known as semorinemab, a milestone payment of CHF 14 million recognized in Q2 2016 and received in July 2016, associated with the announcement of the commencement of the Phase 1 clinical study of semorinemab, and a milestone payment of CHF 14 million received in 2015 in connection with the ED-GO decision.

The structure of the collaboration agreement is as follows.

•	A right-of-use license.

•	Preclinical and clinical milestone payments: payable upon selection of a lead candidate and commencement of each of Phase 1, 2 and 3 of clinical development. In addition, for a second indication, clinical milestone payments would be payable upon commencement of each of Phase 2 and 3 of clinical development.

•	Regulatory milestone payments: payable upon making regulatory filings for marketing approvals in each of the US, Europe and Japan. In addition, for a second indication, similar regulatory milestones would be payable.

•	Commercialization milestones: payable upon making a first commercial sale in each of the US, Europe and Japan. For a second indication, commercialization milestones exist for each of the US, Europe and Japan, which are triggered by the first commercial sale for the second indication in each of those jurisdictions.

•	Royalties: payable on sales with royalty rates differing based on the source of the intellectual property underlying the commercial product.

Under the terms of the agreement, Genentech bears all the costs of developing semorinemab through the clinical phases. In addition, Genentech is responsible for the costs associated with seeking and obtaining regulatory and marketing approvals, along with manufacturing, sales and marketing costs. Intellectual property costs related to any anti-Tau antibody-related intellectual property filed solely by us and any costs associated with filing, maintaining and protecting intellectual property filed jointly we share with Genentech. The agreement will terminate by its terms on the date on which all obligations between the parties with respect to the payment of milestones or royalties for licensed products have passed or expired. Either party may terminate the agreement for any material breach by the other Party, provided a cure period of 90 days from the date when that notice is given.

On September 23, 2020, the Company reported that Genentech informed us of top line results from a Phase 2 trial of the anti-Tau antibody, semorinemab, in early (prodromal to mild) Alzheimer’s disease (AD) which show that semorinemab did not meet its primary efficacy endpoint of reducing decline on Clinical Dementia Rating-Sum of Boxes (CDR-SB) compared to placebo. The primary safety endpoint was however met. Two secondary endpoints, Alzheimer’s Disease Assessment Scale-Cognitive Subscale 13 (ADAS-Cog13) and

Alzheimer’s Disease Cooperative Study Group – Activities of Daily Living Inventory (ADCS-ADL), were not met. A second Phase 2 study of semorinemab in patients with moderate AD remains ongoing.

Janssen Pharmaceuticals, Inc.

Tau Vaccine in AD – 2014 agreement

In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc. (Janssen) one of The Janssen Pharmaceutical Companies of Johnson & Johnson, to develop and commercialize therapeutic anti-Tau vaccines for the treatment of AD and potentially other Tauopathies. The value of this partnership is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low-double digits to the mid-teens. In April 2016, July 2017, January 2019 and November 2019, the companies entered into the first, second, third and fourth amendments, respectively. These amendments allow for the alignment of certain payment and activity provisions with the Development Plan and Research Plan activities. We and Janssen are co-developing the second-generation lead therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a completion. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the second-generation vaccines.

The Company received an upfront, non-refundable license fee of CHF 25.9 million, which we recognized as revenue in 2014. In May 2016, we received a payment of CHF 4.9 million for reaching a clinical milestone in the Phase 1b study. As we met all performance obligations on reaching the milestone, we recognized this milestone as revenue.

The structure of the collaboration agreement is as follows:

•	A right-of-use license.

•	Clinical milestone payments: payable upon completion of Phase 1b, commencement of the first Phase 2b or 2b/3 of clinical development, upon reaching enrollment thresholds in the first Phase 2b or Phase 2b part of the first Phase 2b/3, commencement of the first Phase 3 or Phase 3 part of a Phase 2b/3 study. In addition, for a second indication, clinical milestone payments would be payable upon commencement of a Phase 3 clinical study, which would be payable concurrently with the first regulatory milestone, if Janssen were to file for regulatory approval based on Phase 2 clinical data.

•	Regulatory milestone payments: payable upon making regulatory filings in the US, Europe, and Japan, respectively. In addition, for a second indication, similar regulatory milestones would be payable. For a second indication, additional regulatory milestone payments are payable by Janssen to us upon receipt of each of the regulatory approvals in the US, Europe and Japan.

•	Commercialization milestones: payable upon making a first commercial sale in each of the US, Europe and Japan, and upon achieving certain commercial milestones.

•	Royalties: payable on sales, with royalty rates differing based on the level of annual sales.

Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the first Phase 1b clinical study in 2016 by providing 90 days’ notice to us. If not otherwise terminated, the agreement shall continue until the expiration of all royalty obligations as outlined in the contract.

LMI (formerly Piramal Imaging SA)

Tau-PET imaging agent in AD – 2014 agreement

In May 2014, we entered into an agreement, our first diagnostic partnership, with LMI, the former Piramal Imaging SA. The partnership with LMI is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein PET tracers supporting the early diagnosis and clinical management of AD and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 159 (CHF 175) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low-teens. LMI may terminate the LCA at any time by providing 3 months’ notice to us.

The structure of the collaboration agreement is as follows:

•	A right-of-use license.

•	Clinical milestone payments: payable upon the commencement of the Phase 1, 2 and 3 studies for generation of data intended to support a regulatory submission in the US or the EU. We would be entitled to further clinical milestone payments for the commencement of a Phase 2 and 3 study for a second indication.

•	Regulatory milestone payments: payable upon acceptance of Regulatory filing (NDA) and Regulatory approval for Commercialization in the US or the EU.

•	Commercialization milestones: tied to specific annual net sales amounts.

•	Royalties: payable on sales with royalty rates differing based on the level of annual sales.

Eli Lilly and Company

Morphomer Tau small molecule – 2018 license agreement

In December 2018, we entered into an exclusive, worldwide licensing agreement with Eli Lilly and Company (Lilly) to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases. Per the terms of the agreement, the Company received an initial upfront payment of CHF 80 million in Q1 2019 for the rights granted by the Company to Lilly. To date, the Company has completed a Phase 1 clinical study with ACI-3024. The program will be expanded to NeuroOrphan indications and ACI-3024 will be further evaluated for efficacy in models of rare Tauopathies.

Additionally, the Company and Lilly have continued candidate characterization across the research program, identifying new and highly differentiated candidates with desired cerebrospinal fluid exposure and selectivity for pathological aggregated Tau. These will be broadly developed in Tau-dependent neurodegenerative diseases by Lilly. Lilly is responsible for leading and funding further clinical development and will retain global commercialization rights for all indications.

Per the terms of the agreement, the Company may become eligible to receive additional milestone payments totaling up to approximately CHF 1.9 billion. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low double-digits to the mid-teens. The agreement became effective on January 23, 2019 (the “effective date”) when the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired. In Q3 2019, the Company and Lilly entered into the first amendment to divide the first discretionary milestone payment under the agreement of CHF 60 million into two installments. with the first CHF 30 million paid in Q3 2019 and the second CHF 30 million to be paid on or before March 31, 2020 unless Lilly terminated the agreement earlier. In Q1 2020, the Company and Lilly entered into a second amendment to replace the second CHF 30 million to be paid on or before March 31, 2020 with two milestone payments, one of CHF 10 million to be paid on or before March 31, 2020 and the other of CHF 60 million following the first patient dosed in a Phase 2 clinical study of a licensed product in the US or the EU.

The Company received an initial upfront payment of CHF 80 million in February 2019. We used the residual approach to estimate the selling price for the right-of-use license and an expected cost plus margin approach for estimating the research and development activities. The right-of-use license was delivered on the effective date. The research and development activities were delivered over time as the services were performed. For these services, revenue was recognized over time using the input method, based on costs incurred to perform the services, as the level of costs incurred over time is thought to best reflect the transfer of services to Lilly.

The structure of the collaboration agreement is as follows.

•	An exclusive license: granted by us to Lilly under certain of our intellectual property to develop,

manufacture and commercialize products containing Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases throughout the world in any indication.

•	Clinical milestone payments: payable upon completion of the Lilly preclinical activities period and following the first patient dosed in a Phase 2 and Phase 3 clinical study of a licensed product in the US or the EU.

•	Regulatory milestone payments: payable within 60 days after obtaining regulatory approval for any licensed product in the first indication and any licensed product in certain additional indications in the US, Europe and Japan, respectively.

•	Commercialization milestones: payable upon achieving certain commercial sales milestones.

•	Royalties: payable on sales with royalty rates differing based on the level of annual sales of licensed products.

The agreement will terminate by the date of expiration of the last royalty term for the last licensed product. However, under the terms of the agreement, Lilly may terminate the agreement at any time after March 31, 2020 by providing 3 months’ notice to us.

We and Lilly also entered into a convertible note agreement that became effective on January 23, 2019 for USD 50 (CHF 50.3) million from Lilly. In Q2 2019, the Convertible Note Agreement with Lilly automatically converted in line with the terms of the agreement. As a result of this conversion, 3,615,328 of our common shares were issued to Lilly. This note is now fully settled and there is no further equity or cash consideration due to Lilly thereunder.

Grants

Michael J. Fox Foundation for Parkinson’s Research

In Q3 2017, we formally signed a grant continuation with the Michael J. Fox Foundation for Parkinson’s disease research (MJFF). This grant provides funds for the development of PET tracers for pathological forms of the protein alpha-synuclein, to support the early diagnosis and clinical management of Parkinson’s disease. We subsequently signed two additional grants that facilitated the execution of a first-in-human study for a potential alpha-synuclein-PET tracer (PET tracer) with the current lead compound and to further develop the PET tracer. The Company retains its intellectual property rights for these alpha-synuclein-PET tracers. These grants concluded in Q2 2020.

In May 2020, the Company, as part of a joint arrangement with Skåne University Hospital (Skåne) in Sweden, was awarded a USD 3.2 (CHF 2.9) million grant from the MJFF’s Ken Griffin Alpha-synuclein Imaging Competition. As part of this grant, AC Immune is eligible to receive USD 2.5 (CHF 2.2) million directly from the MJFF. Skåne will receive USD 0.7 (CHF 0.7) million of the total grant directly from the MJFF over two years to conduct and support the clinical arm of the project.

Critical accounting policies and significant judgments and estimates

Revenue recognition

In May 2014, the IASB issued IFRS 15 (Revenue from Contracts with Customers), which amends the guidance for accounting for revenues from contracts with customers. This IFRS replaces all current revenue standards in IFRS including IAS 11 (Construction Contracts), IAS 18 (Revenue) and various interpretations. The Company adopted this new standard on January 1, 2018, and would have recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated losses; however, the Company did not deem that any adjustments were required in the transition to the new standard.

This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under IFRS 15, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of IFRS 15, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applies the five-step model to contracts only when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, the Company assesses the goods or services promised within each contract, and determines those that are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Contract revenue. The Company enters into LCAs, which are within the scope of IFRS 15, under which it licenses certain proprietary rights to its product candidates and intellectual property to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, upfront license fees, development, regulatory and/or commercial milestone payments, payments for research and clinical services the Company provides through either its full-time employees or third-party vendors, and royalties on net sales of licensed commercialized products depending on the Company’s intellectual property. Each of these payments results in license, collaboration and other revenues, which are classified as contract revenue on the statements of income/(loss).

Licenses of intellectual property. If the license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are sold in conjunction with a related service, the Company uses judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If the performance obligation is settled over time, the Company determines the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Milestone payments. At the inception of each arrangement that includes development, regulatory and/or commercial milestone payments, the Company evaluates whether the milestones are considered highly probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur in future periods, the associated milestone value is included in the transaction price. These amounts for the performance obligations under the contract are recognized as they are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments recorded would affect contract revenues and earnings in the period of adjustment.

Research and development services. The Company has certain arrangements with our collaboration partners that include contracting our employees for research and development programs. The Company assesses if these services are considered distinct in the context of each contract and, if so, they are accounted for as separate performance obligations. These revenues are recorded in contract revenue as the services are performed.

Sublicense revenues. The Company has certain arrangements with our collaboration partners that include provisions for sublicensing. The Company recognizes any sublicense revenues at the point in time it is highly probable to obtain and not subject to reversal in the future.

Contract balances: The Company receives payments and determines credit terms from its customers for its various performance obligations based on billing schedules established in each contract. The timing of revenue recognition, billings and cash collections results in billed other current receivables, accrued income (contract assets), and deferred income (contract liabilities) on the balance sheets. Amounts are recorded as other current receivables when the Company’s right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the licensees and the transfer of the promised goods or services to the licensees will be 1 year or less.

Accrued research and development costs

We record accrued expenses for estimated costs of our research and development activities conducted by third-party service providers, which include among others the conduct of preclinical studies and clinical studies and contract manufacturing activities. We record accrued expenses for estimated costs of our research and development activities based upon the estimated amount of services provided but not yet invoiced, and we include these costs in accrued expenses on the balance sheets and within research and development expenses in the statements of income/(loss). These costs are a significant component of our research and development expenses.

We record accrued expenses for these costs based on the estimated amount of work completed in accordance with agreements established with these third parties, which involves the following process:

•	communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs;

•	estimating and accruing expenses in our financial statements as of each balance sheet date based on facts and circumstances known to us at the time; and

•	periodically confirming the accuracy of our estimates with selected providers and adjusting, if necessary.

Examples of estimated research and development expenses that we accrue include:

•	fees paid to CROs in connection with preclinical and toxicology studies and clinical studies;

•	fees paid to investigative sites in connection with clinical studies;

•	fees paid to CMOs in connection with the production of our product candidates prior to qualifying for capitalization as inventory; and

•	professional service fees for consulting and related services.

We base our expense accruals related to clinical studies on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and clinical CROs that conduct and manage clinical studies on our behalf. The financial terms of these agreements vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical study milestones. Our service providers invoice us monthly in arrears for services performed. In accruing service fees, we estimate the time period over which the services will be performed and the level of effort to be expended in each period. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates.

To date, we have not experienced significant changes in our estimates of accrued research and development expenses after a reporting period. However, due to the nature of estimates, we may be required to make changes to our estimates in the future as we become aware of additional information about the status or conduct of our clinical studies and other research activities.

Share-based compensation

Options

The Company operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of equity-based awards is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of instruments that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, prospectively in the statements of income/(loss), and a corresponding adjustment to equity over the remaining vesting period.

We estimate the fair value of all time-vested options as of the date of grant using the Black-Scholes option-pricing model. Key assumptions in determining the fair value of share options granted utilizing the Black-Scholes valuation method include the following:

	Assumption		Method of estimation

●	Estimated expected term of options	●	Simplified method
●	Expected volatility	●	Estimate based on average historical volatilities of common shares of comparable publicly traded companies. We will continue to apply this process to grants made as a public company until a sufficient amount of historical information regarding the volatility of our own stock price becomes available
●	Risk-free interest rate	●	Yields of long-dated Swiss government zero coupon bond issues
●	Forfeiture rates	●	Historical and expected forfeiture data
●	Expected dividends	●	Zero percent as dividends have not been paid

Historically, for all periods prior to the initial public offering (IPO), the fair value of the common shares underlying our share-based awards was estimated on each grant date by our management and approved by our board of directors. In order to determine the fair value of our common shares underlying option grants, our board of directors considered, among other things, the breadth of our product candidate portfolio, the stages of development of our various product candidates and major changes to stage of development, the progress and additions to our collaboration agreements, risks inherent in our activities, the lack of liquidity of our Company’s securities, and the valuations and sentiment toward biotech companies. Given the absence of a public trading market for our common shares, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common shares, including our stage of development, progress of our research and development efforts, the strength of our balance sheets and capital base, equity market conditions affecting comparable public companies, and the lack of liquidity of our common shares.

Restricted shares and restricted share units

We estimate the fair value of non-vested stock awards (restricted shares and restricted share units) using a reasonable estimate of market value of the common stock on the date of the award. We classify our share-based payments as equity-classified awards as they are settled in shares of our common stock. We measure equity-classified awards at their grant date fair value and do not subsequently re-measure them. Compensation costs related to equity-classified awards are equal to the fair value of the award at grant date amortized over the vesting period of the award using the graded method. We reclassify that portion of vested awards to share premium as the awards vested.

Right-of-use assets and lease liabilities

Effective January 1, 2019, the Company adopted IFRS 16 (Leases), which provides a new model for lessee accounting in which all leases, other than short-term and low-value leases, are accounted for by the recognition on the balance sheet of a right-of-use asset and a lease liability, and the subsequent amortization of the right-of-use asset over the earlier of the end of the useful life or the lease term. The Company applied the modified retrospective approach, which requires the recognition of the cumulative effect of initially applying IFRS 16 as of January 1, 2019 to accumulated losses and not restating previous years. As the Company recognized the right-of-use assets at the amount equal to the lease liabilities there was no impact to accumulated losses. For a complete discussion of accounting, see “Note 5. Right-of-use assets and lease liabilities.”

Results of operations

The Covid-19 global pandemic has impacted various countries where we currently operate our clinical trials and business operations. The extent to which Covid-19 may impact us will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, the severity of Covid-19, or the effectiveness of actions to contain and treat for Covid-19.

The Company effected its business continuity plan during the interim period ended September 30, 2020. The Company implemented its plan quickly and continues to adapt as the situation evolves. Currently, we have mostly resumed normal operations at full capacity with minimal disruptions to our business. We are continuously assessing and adapting our working practices and business operations to ensure compliance with official guidance and orders related to the pandemic, and are working proactively with our partners and other stakeholders to take steps intended to mitigate and minimize any negative impact to our research, clinical programs and other business operations.

Many of our key trials are already fully enrolled and patient follow-up can continue remotely in most cases. However, the current pandemic may impact certain clinical trials as long as the pandemic is ongoing. Most notably:

ACI-35.030 for AD: The Company continues to collect data from the Phase 1b/2a study. The interim analysis of ACI-35.030 at the lowest dose (safety, tolerability and immunogenicity) was obtained in Q2 2020 and led to the initiation of the second highest dosing group in the Phase 1b/2a clinical trial. The interim analysis of this second highest dosing group (safety, tolerability and immunogenicity) was obtained in Q4 2020 and led to the initiation of the highest dosing group in the Phase 1b/2a clinical trial in Q1 2021. The initiation of these dosing groups of ACI-35.030 commenced in accordance with the underlying development plans.

ACI-3024: Our Phase 1 study for ACI-3024 in healthy young, elderly non-Japanese and Japanese volunteers was completed in 2020.

ACI-24 for DS: The Company’s ACI-24 Phase 1b trial has been completed and the final analysis is ongoing.

The Regulatory submission of the ACI-24-DS Phase 2 trial was initiated as planned. The initiation of the clinical trial will be dependent on the evolving Covid-19 situation.

ACI-24 for AD: The Company continues to collect safety, immunogenicity and biomarker data from patients in the ongoing Phase 2 study of ACI-24. The 18-month interim data analysis is anticipated for the ongoing study in Q2 2021.

crenezumab: In response to the government-imposed stay at home order in Colombia related to the Covid-19 pandemic, the dosing of participants in the Colombian API study was temporarily interrupted in H1 2020. The dosing restarted on May 18, 2020. Participants are receiving crenezumab or placebo for at least five years as part of the long-term prevention study, and, despite the interruption, we continue to expect data from the study in Q1 2022.

PI-2620: The longitudinal Phase 2 study in AD and the Phase 1 test/re-test study in PSP enrolling patients in the UK were impacted by Covid-19 and Brexit and have been suspended. An investigator-initiated Phase 2 study in AD in Korea continues with a potential data analysis in Q2 2021. The Phase 1 PSP study may resume in Q2 2021 in the UK, depending on the ongoing Covid-19 pandemic, but a backup study is being also prepared in Germany which could begin in H2 2021.

The Company has drug supplies that are expected to be sufficient to complete ongoing trials as well as additional drug substance supplies expected to be sufficient to support ongoing cohorts of clinical trials for a period of at least three to six months. The Company will refrain from starting new clinical trials if a minimum of a six-months supply on hand cannot be secured. Finally, the Company currently does not expect delays to its clinical trials due to manufacturing or supply-chain issues.

Financial operations overview

Contract Revenue

Given our stage of development, we have not generated any revenue from product sales. Our contract revenues to date have been derived primarily from separate license and collaboration agreements on some of our product candidates in various stages of preclinical and clinical development.

Our contract revenues have experienced fluctuations over the past 3 years as a result of securing new collaboration agreements, the timing of milestone achievement and the size of each milestone payment. We expect that any revenue we generate from our collaboration agreements with each of Lilly, Genentech, Janssen and LMI and/or from any other current or future collaboration partners will fluctuate from year to year as a result of the timing and amount of milestones and other payments.

Research and development expenses

Research and development costs are expensed as incurred, and consist of salaries and benefits, laboratory supplies, materials, intellectual property and facility costs, as well as fees paid to other non-employees and entities that conduct certain research and development activities on our behalf. Amounts incurred in connection with license and collaboration agreements are also included in research and development expense. Payments made prior to the receipt of goods or services to be used in research and development are capitalized until those goods or services are received.

Clinical trial costs are a component of research and development expenses. We accrue and expense clinical trial activities performed by third parties based upon actual work completed in accordance with agreements established with clinical CROs and clinical sites. We determine the actual costs through monitoring patient enrollment and discussions with internal personnel and external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services.

Manufacturing start-up costs are a component of research and development expenses. Additionally, manufacturing costs incurred after regulatory approval but in connection with significant changes and/or enhancements to the approved manufacturing process are recorded as research and development expenses. We accrue and expense the manufacturing activities performed by third parties based upon actual work completed in accordance with agreements established with contract manufacturers.

Our investment in research and development activities, including the clinical development of our product candidates has historically been and is projected to be more than 75% of our total annual operating costs. Research and development expenses represent costs incurred to conduct research, such as the discovery and development of our product candidates, as well as development of new product candidates from our SupraAntigen and Morphomer platforms and the development of product candidates pursuant to our collaboration agreements with Lilly, Genentech, Janssen and LMI. We recognize all research and development costs as they are incurred. Clinical study costs, contract manufacturing and other development costs incurred by third parties are expensed as the contracted work is performed. At present, our research activities comprise three major areas:

•	AD;

•	focused non-Alzheimer’s neurodegenerative diseases including NeuroOrphan indications; and

•	diagnostics.

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

We expect that our total future research and development costs will continue to increase over current levels in line with our three-pillar strategy that focuses on (i) AD, (ii) focused non-Alzheimer’s neurodegenerative diseases including NeuroOrphan indications and (iii) diagnostics.

General and administrative expenses

General and administrative expenses include personnel costs, expenses for outside professional services and all other allocated expenses. Personnel costs consist of salaries, cash bonuses, benefits and share-based compensation. Outside professional services consist of legal, accounting and audit services, information technology (IT) and other consulting fees. Allocated expenses consist of depreciation expense related to our office and research and development facility. We continue to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, and those of any national securities exchange on which our securities are traded (Nasdaq), additional insurance expenses, investor relations activities and other administrative and professional services.

Finance Result, net

Financial income and expenses include bank fees associated with charges levied by banks on foreign payments, interest income and expense associated with our cash balances and interest expense associated with lease liabilities. Additionally, for the year ended December 31, 2019, we incurred effective interest to amortize the host debt for the convertible loan due to Lilly and accrue interest for our financing obligation.

Exchange differences consist of foreign exchange transactions and re-measurement gains and losses that arise from our cash being held in currency other than Swiss Francs, certain collaboration agreements such as the collaboration agreements with Genentech and LMI being denominated in currencies other than Swiss Francs, and selected purchases, which we effect in foreign currencies.

Finally, the Company recorded a gain on the conversion feature of the convertible loan due to Lilly for the year ended December 31, 2019 that did not repeat in 2020.

Taxation

AC Immune is subject to corporate Swiss federal, cantonal and communal taxation, respectively, in Switzerland, Canton of Vaud, Commune of Ecublens, near Lausanne.

We are entitled under Swiss laws to carry forward any losses incurred for a period of 7 years and can offset our losses carried forward against future taxes. As of December 31, 2020, we had tax loss carry-forwards totaling CHF 121.9 million. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carry-forwards in full.

The effective corporate income tax rate (federal, cantonal and communal) where we are domiciled is currently 13.63%.

As of January 1, 2020, the Company may request for 2020 and future tax years a tax relief of 60%, which would be applied to income from patents and similar rights at the communal and cantonal levels. This relief would first require the reintegration of all expensed and deducted research and development costs related to the concerned patents and similar rights for consideration in our taxable results from the prior ten years. The Company has not currently made any decision to enter this patent box system. Additionally, a “super-deduction” may be granted for payroll and other expenses of research and development of Swiss origins.

However, the aforementioned tax relief based on the patent box and deductions for research and development may not exceed 50% of the overall taxable profit before these tax relief and deductions.

Notwithstanding the corporate income tax, the corporate capital is taxed at a rate of 0.13% (cantonal and communal tax only, as there is no federal tax on capital).

Value added tax (VAT) is charged on all qualifying goods and services supplied by VAT-registered businesses. Rates vary based on category, but the Company applies a standard rate of 7.7% on the value of the goods or services to all sales invoices, which is payable to the Swiss tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the Swiss tax authorities.

Results of operations

The numbers below have been derived from our audited financial statements included elsewhere in this Annual Report. The discussion below should be read along with these financial statements and it is qualified in its entirety by reference to them.

Comparison of the years ended December 31, 2020 and 2019

Contract revenue

The following table summarizes our contract revenues during the years ended December 31, 2020 and 2019:

	For the Years Ended December 31,
In CHF thousands	2020	2019	Change
Contract revenue	15,431	110,456	(95,025)
Total revenues	15,431	110,456	(95,025)

Our contract revenues experience fluctuations as a result of securing new collaboration agreements, the timing of milestone achievements and the size of each milestone payment. For the year ended December 31, 2020, the decrease of CHF 95 million in contract revenues compared to the year ended December 31, 2019 was primarily a result of:

•	a decrease of CHF 91.3 million in our agreement with Lilly. The Company recognized a CHF 10 million milestone and CHF 4.3 million for research and development activities in 2020. These were offset by an upfront payment of CHF 73.1 million for a right-of-use license fee, CHF 30 million for the first installment of the first milestone achieved and CHF 2.6 million for research and development activities in 2019;

•	a decrease of CHF 0.1 million for research and development activities associated with our collaboration agreement with Janssen; and

•	a decrease of CHF 3.6 million from non-recurring revenues for a CHF 2.2 million Phase 2 milestone earned in 2019 from LMI, CHF 1.1 million earned in our Biogen collaboration which ended in April 2019 and CHF 0.4 million in other contract revenues.

Research and development expenses

Research and development activities are essential to our business and represent the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Our collaboration arrangements share costs for the development of our product candidates differently. We have completed our research and development spending in both of our Genentech collaborations. We and Janssen are co-developing the second-generation lead therapeutic vaccines through the Phase 1b/2a completion. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b. From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the second-generation vaccines. We expect to incur additional research and development expenditures associated with the expansion of our Morphomer Tau program into NeuroOrphan indications as well as an expansion of ACI-3024 to be evaluated in other rare Tauopathies. In addition to these arrangements, we expect that our total future research and development costs will continue to increase over current levels in line with our three-pillar strategy that focuses on (i) AD, (ii) focused non-Alzheimer’s neurodegenerative diseases including NeuroOrphan indications and (iii) diagnostics.

The table below provides a breakdown of our research and development costs, including direct research and development costs and manufacturing costs related to research and development, by major development categories of our programs for the periods covered by this Annual Report. The research and development costs not allocated to specific programs include employment costs, regulatory, QA and intellectual property costs. We do not assign our internal costs, such as salary and benefits, share-based compensation expenses, laboratory supplies and other direct expenses and infrastructure costs to individual research and development projects, because the employees within our research and development groups are typically deployed across multiple research and development programs.

The following table summarizes our research and development expenses during the years ended December 31, 2020 and 2019:

Detailed research and development expenditures by major development category

	For the Years Ended December 31,
In CHF thousands	2020	2019	Change
Discovery and preclinical expenses	20,408	17,809	2,599
Clinical expenses	17,124	13,806	3,318
Group function expenses	904	1,025	(121)
Total Direct R&D	38,436	32,640	5,796
Payroll expenses	14,424	12,382	2,042
Share-based compensation	1,276	585	691
Other non-allocated	5,351	4,825	526
Total R&D	59,487	50,432	9,055

	For the Years Ended December 31,
In CHF thousands	2020	2019	Change
Operating expenses[1]	43,787	37,465	6,322
Salaries and related costs[2]	15,700	12,967	2,733
Total research and development expenses	59,487	50,432	9,055

_______________

1Includes depreciation expenses

2Includes share-based compensation

Discovery and preclinical expenses increased CHF 2.6 million, primarily due to:

•	an increase in ACI-24 for DS of CHF 3.6 million for development costs associated with the second generation, CHF 1.2 million for preclinical and manufacturing costs to advance our a-syn projects, CHF 0.9 million for certain neuroinflammation investments, CHF 0.9 million for the development of our anti-TDP-43 antibody with the initiation of IND-enabling studies, CHF 0.8 million for preclinical and manufacturing activities for our a-syn Imaging program, CHF 0.4 million for the expansion of our Morphomer Tau program into NeuroOrphan indications, and CHF 0.6 million in other discovery programs, partially offset by:

•	a decrease of CHF 4.2 million in ACI-24 for AD based on completion of manufacturing process development and CHF 1.5 million in our collaboration with Janssen due to the completion of the majority of the preclinical safety evaluation for JACI-35.054 in the prior period.

Clinical expenses increased by CHF 3.3 million, primarily due to:

•	an increase of CHF 2.2 million in ACI-24 for DS related to scaling up activities for a Phase 2 clinical study, CHF 0.8 million for the full year Phase 1 activities of our Morphomer Tau compound and CHF 0.9 million for ACI-35.030 related to the current Phase 1b/2a including enrollment of additional subjects and other clinical activities.

partially offset by:

•	a decrease of CHF 0.5 million for ACI-24 for AD as the 18-month treatment completes.

The variances in Group function expenses relate to regulatory and quality assurance, IP and other non-allocated costs. The variances in Other non-allocated expenses relate to administrative R&D and certain non-allocated functional expenses.

Total salaries and related costs increased by CHF 2.7 million, primarily due to:

•	an increase in salary- and benefit-related costs of CHF 2.0 million due to the hiring of 13 additional full-time equivalent employees and annualization of 2019 hires; and

•	higher share-based compensation expense of CHF 0.7 million related predominantly to an increase of stock options issued to employees.

General and administrative expenses

The following table summarizes our general and administrative expenses during the years ended December 31, 2020 and 2019:

	For the Years Ended December 31,
In CHF thousands	2020	2019	Change
Operating expenses[1]	7,471	6,637	834
Salaries and related costs[2]	11,086	9,421	1,665
Total general and administrative expenses	18,557	16,058	2,499

_______________

1Includes depreciation expenses

2Includes share-based compensation

For the year ended December 31, 2020, our general and administrative expenses totaled CHF 18.6 million, an increase of CHF 2.5 million from CHF 16.1 million incurred during the year ended December 31, 2019. This increase is primarily due to:

•	an increase in salary- and benefit-related costs of CHF 1.1 million due to the hiring of 3 additional full-time equivalent employees and annualization of 2019 hires;

•	an increase in share-based compensation expense of CHF 0.6 million related predominantly to an increase of stock options issued to executive officers and directors;

•	a CHF 0.5 million increase in administrative expenditures, predominantly driven by a CHF 0.4 million increase in our directors and officers insurance and CHF 0.1 million in other miscellaneous items;

•	a CHF 0.6 million increase in depreciation expense of our right-of-use assets and capital equipment; and

•	a CHF 0.2 million increase in legal fees, driven by an increase for professional services associated with our at the market offering issuance costs,

partially offset by:

•	a CHF 0.3 million decrease in travel and entertainment expenditures; and

•	a CHF 0.2 million decrease in investor relations expenditures.

Finance result, net

The following table summarizes our financial income and expenses during the years ended December 31, 2020 and 2019:

	For the Years Ended December 31,
In CHF thousands	2020	2019	Change
Financial income	78	303	(225)
Financial expense	(184)	(1,926)	1,742
Change in fair value of conversion feature	—	4,542	(4,542)
Exchange differences	(555)	(2,013)	1,458
Finance result, net	(661)	906	(1,567)

Net finance result was a loss primarily increased related to:

•	the non-repetition of a CHF 4.5 million gain on the conversion feature related to the Company’s convertible loan due to Lilly. This gain was mainly related to the change in value of the shares between the share price determined in the convertible loan and the share price at the date of the conversion, partially offset by:

•	a CHF 1.7 million decrease in financial expense, of which CHF 1.4 million was effective interest recorded to amortize the host debt per the convertible loan due to Lilly; and

•	a CHF 1.5 million decrease in exchange differences predominantly related to a CHF 1.2 million remeasurement loss related to the settlement of the convertible loan that did not repeat in the current period.

B.	Liquidity and capital resources

Cash flows

Comparison of the years ended December 31, 2020 and 2019

The following table summarizes our cash flows for the years ended December 31, 2020 and 2019, respectively:

	For the Years Ended December 31,
In CHF thousands	2020	2019	Change
Net cash provided by (used in):
Operating activities	(59,517)	55,220	(114,737)
Investing activities	28,329	(66,885)	95,214
Financing activities	(803)	49,616	(50,419)
Net change in cash and cash equivalents	(31,991)	37,951	(69,942)

Operating activities

Net cash used in operating activities was CHF 59.5 million for the year ended December 31, 2020 compared with net cash provided by operating activities of CHF 55.2 million for the year ended December 31, 2019. The change in cash provided by operating activities for the year ended December 31, 2020 was due to the Company incurring a net loss of CHF 61.9 million for the year ended December 31, 2020 compared with net income of CHF 45.4 million for the same period in 2019, which was driven by (i) a decrease of CHF 95 million in contract revenues principally due to the recognition of a CHF 10 million milestones which was offset by an upfront payment of CHF 73.1 million for a right-of-use license fee and CHF 30 million for the first installment of the first milestone achieved in 2019 and (ii) offset by the increase in research and development costs in the year ended December 31, 2020.

Investing activities

Net cash provided by investing activities was CHF 28.3 million for the year ended December 31, 2020 compared with net cash used in investing activities of CHF 66.9 million for the year ended December 31, 2019.

A net of CHF 30 million worth of short-term financial assets matured for the year ended December 31, 2020, compared to a CHF 65 million increase in investments in short-term financial assets for the prior period.

Financing activities

Net cash used in financing activities was CHF 0.8 million for the year ended December 31, 2020 compared with net cash provided by financing activities of CHF 49.6 million for the year ended December 31, 2019. The decrease of CHF 50.4 million is predominantly related to CHF 50.3 million received from Lilly for a convertible loan, offset by CHF 0.5 million for transaction costs associated with loan settlement in 2019 which did not repeat in 2020.

Operating capital requirements and plan of operations

We do not expect to generate revenues from royalties based on product sales unless and until our partners obtain regulatory approval of, and successfully commercialize, our current or any future product candidates. As of December 31, 2020, we had cash and cash equivalents of CHF 160.9 million and short-term financial assets of CHF 65 million, resulting in CHF 225.9 million of liquidity. The decrease relative to December 31, 2019 is due to a decrease in contract revenues of CHF 95 million in 2020 as discussed above. The Company also increased its research and development spending on our major discovery, research and development programs and the strengthening of the Company’s infrastructure, systems and organization. There can be no certainty as to the exact timing, or in fact, whether any future milestone payments will ever be made given that these milestone payments are contingent on clear milestones being reached. Accordingly, assuming we do not receive potential milestone payments and based upon our currently contemplated research and development strategy, we believe that our existing capital resources will be sufficient to meet our projected operating requirements through Q1 2024.

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

Our future funding requirements will depend on many factors, including but not limited to the following:

•	the scope, rate of progress, results and cost of our preclinical and clinical studies and other related activities, according to our long-term strategic plan;

•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any other products we may develop;

•	the cost, timing and outcomes of regulatory approvals;

•	the costs and timing of establishing sales, marketing and distribution capabilities;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;

•	the emergence of competing technologies or other adverse market developments; and

•	the potential cost and timing of managing, protecting, defending and enforcing our portfolio of intellectual property.

Contractual obligations

In addition, the Company has been a tenant at our current location in the EPFL Innovation Park since shortly after our inception in 2003. We have entered into long-term rental lease agreements with respect to these facilities. However, our lease agreements are structured such that we can exit these lease agreements without penalty provided we give the owner of our premises sufficient notice. We have capitalized a portion of our lease liabilities in accordance with IFRS 16. See “Note 5. Right-of-use assets and lease liabilities.”

The Company currently projects CHF 0.8 million in undiscounted short-term lease obligations and CHF 1.9 million in undiscounted long-term lease obligations. Additionally, the Company projects CHF 24.7 million in short-term purchase commitments and CHF 9.3 million in long-term purchase commitments predominantly driven by R&D activities.

ATM program

In September 2020, the Company established an “at the market offering” for the sale of up to USD 80 (CHF 71.3) million worth of our common shares from time to time by entering into a Sales Agreement with Jefferies. As of December 31, 2020, 5,000,000 shares have been issued and are held as treasury shares.

Comparison of the years ended December 31, 2019 and 2018

For a discussion of the financial results and condition for the fiscal year ended December 31, 2018, please refer to “Item 5. Operating and financial review and prospects—A. Operating results – comparison of the years ended December 31, 2019 and 2018” of our Annual Report on Form 20-F for the year ended December 31, 2019 filed on March 30, 2020.

C.	Research and development, patents and licenses, etc.

See “Item 4. Information on the Company – B. Business overview” and “Item 5. Operating and financial review and prospects –A. Operating results – results of operations.”

D.	Trend information

See “Item 5. Operating and financial review and prospects.”

E.	Safe harbor

See “Forward-Looking Statements.”

F.	Non-IFRS financial measures

In addition to our operating results, as calculated in accordance with IFRS, as adopted by the IASB, we use adjusted income/(loss) and adjusted earnings/(loss) per share when monitoring and evaluating our operational performance. Adjusted income/(loss) is defined as income/(loss) for the relevant period, as adjusted for certain items that we believe are not indicative of our ongoing operating performance. Adjusted earnings/(loss) per share is defined as adjusted income/(loss) for the relevant period divided by the weighted-average number of shares for such period.

We believe that these measures assist our shareholders because they enhance the comparability of our results each period and provide more useful insight into operational results for the period. The Company’s executive management uses these non-IFRS measures to evaluate our operational performance. These non-IFRS financial measures are not meant to be considered alone or as substitutes for our IFRS financial measures, and should be read in conjunction with our financial statements prepared in accordance with IFRS. The most directly comparable IFRS measure to these non-IFRS measures is net income/(loss). The following table reconciles net income/(loss) to adjusted income/(loss) and adjusted earnings/(loss) per share for the periods presented:

Reconciliation of income/(loss) to adjusted income/(loss) and earnings/(loss) per share to adjusted earnings/(loss) per share

	For the Years Ended December 31,
In CHF thousands, except for share and per share data	2020	2019	2018
Income/(loss)	(61,921)	45,442	(50,951)
Adjustments:
Non-cash share-based payments[1]	4,088	2,834	2,518
Foreign currency (gains)/losses[2]	703	826	1,179
Effective interest expenses[3]	—	1,355	—
Change in fair value of conversion feature[4]	—	(4,542)	—
Adjusted income/(loss)	(57,130)	45,915	(47,254)

Earnings/(loss) per share – basic	(0.86)	0.64	(0.82)
Earnings/(loss) per share – diluted	(0.86)	0.64	(0.82)
Adjustment to earnings/(loss) per share – basic	0.07	0.01	0.06
Adjustment to earnings/(loss) per share – diluted	0.07	0.00	0.06
Adjusted earnings/(loss) per share – basic	(0.79)	0.65	(0.76)
Adjusted earnings/(loss) per share – diluted	(0.79)	0.64	(0.76)
Weighted-average number of shares used to compute adjusted loss per share – basic	71,900,212	70,603,611	61,838,228
Weighted-average number of shares used to compute adjusted loss per share – diluted	71,900,212	71,103,341	61,838,228

1Reflects non-cash expenses associated with share-based compensation for equity awards issued to directors, management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.

2Reflects foreign currency re-measurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and the Swiss Franc.

3Effective interest expense for the period relates to the accretion of the Company’s convertible loan in accordance with the effective interest method.

4Change in fair value of conversion feature that is bifurcated from the convertible loan host debt with Lilly.

Adjustments for the years ended December 31, 2020, 2019 and 2018 decreased net loss by CHF 4.8 million, increased net income by CHF 0.5 million and decreased net loss by CHF 3.7 million, respectively. The Company recorded share-based compensation expenses of CHF 4.1 million, CHF 2.8 million and CHF 2.5 million for the years ended December 31, 2020, 2019 and 2018, respectively. There were foreign currency re-measurement losses of CHF 0.7 million, CHF 0.8 million and CHF 1.2 million for the years ended December 31, 2020, 2019 and 2018, respectively, predominantly related to the cash balance of the Company as a result of fluctuations of the US Dollar against the Swiss Franc. Related to the Company’s convertible note settled with Lilly in 2019, we recorded CHF 1.4 million for amortization of effective interest for the year ended December 31, 2019 and recognized a CHF 4.5 million gain for the change in fair value of the liability related to the conversion feature in 2019. There were no comparable expenses or gains in 2020 nor 2018.

The Company also discloses liquidity, which is defined as a financial indicator comprised of cash and cash equivalents and short-term financial assets. See “Note 3. Summary of significant accounting policies” to our Financial Statements for further definition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Executive Officers, other key employees and board of directors

The following table presents information about our executive officers, other key employees, and directors and director nominees, including their ages, as of March 1, 2021. The term of each of our directors is 1 year and, accordingly, will expire at our 2021 annual shareholder meeting to be held in June 2021.

Name	Position	Age	Initial year of appointment
Executive Officers
Andrea Pfeifer, Ph.D.	Chief Executive Officer and Director	63	2003
Marie Kosco-Vilbois, Ph.D.	Chief Scientific Officer	63	2019
Johannes Rolf Streffer, M.D.	Chief Medical Officer	52	2020
Piergiorgio Donati	Chief Technical Operations Officer	50	2019
Joerg Hornstein	Chief Financial Officer	43	2017
Jean-Fabien Monin	Chief Administrative Officer	50	2009

Other Key Employees
Julien Rongère, Ph.D.	VP Regulatory Affairs and Quality Assurance	43	2017
Alexandre Caratsch	General Counsel	55	2018
Olivier Sol, M.D.	AVP Medical Sciences and Clinical Operations	54	2016
Bojana Portmann, Ph.D.	AVP IP and Business Development	41	2011
Julian Gray, M.D., Ph.D.	Clinical Advisor	63	2007
Mark Danton	VP Information Systems, Security and Digital Technologies	57	2019

Non-Executive Directors
Douglas Williams, Ph.D.	Chairman and Director	62	2018
Martin Velasco	Vice-Chairman and Director	66	2003
Peter Bollmann, Ph.D.	Director	67	2015
Thomas Graney	Director	56	2016
Werner Lanthaler, Ph.D.	Director	52	2018
Roy Twyman, M.D.	Director	64	2019
Carl June, M.D.	Director	67	2020

The current business addresses for our executive officers, other key employees, directors and director nominee is AC Immune SA, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland.

Executive Officers

Andrea Pfeifer, Ph.D., Co-Founder, Chief Executive Officer and Director: Prof. Andrea Pfeifer co-founded AC Immune SA in 2003, successfully leading it to an IPO in 2016, since when she has served as a Director on the Board. Under her leadership, multiple transformative partnerships have been established with leading pharmaceutical companies, yielding a potential value of up to CHF 3.3 billion plus additional royalties. Before founding the Company, she was the Head of Nestlé Research Centre in Lausanne, Switzerland where she played a major role in connecting science and business. Whilst at Nestlé she led the scientific development of a number of highly innovative, critically acclaimed products from laboratory to market, established the microbiome as a major cross-category product development platform and co-founded the Life Science focused Nestlé Venture Capital Fund. Prior to this she was a Visiting Fellow at the Human Carcinogenesis Branch of The National Institute of Health, Bethesda, USA. She currently serves as the Chair of Investment Fund BioMedInvest, Basel and AB2 Bio SA, Lausanne, and is a member of the Supervisory Board of Symrise AG, Holzminden, Germany. She is also a key member of the CEOi initiative on Alzheimer’s Disease and the Davos Alzheimer’s Collaborative (DAC).

Prof. Pfeifer holds a Ph.D. in Toxicology (Cancer Research) from the University of Würzburg, Germany and is a registered Toxicologist and Pharmacist. She received her Habilitation from the University of Lausanne, Switzerland and is an Honorary Professor at the Ecole Polytechnique Fédérale de Lausanne (EPFL).

Marie Kosco-Vilbois, Ph.D., Chief Scientific Officer: A US citizen, Dr. Kosco-Vilbois has extensive experience in the biopharmaceutical industry and served as Chief Scientific Officer of Novimmune since 2005. Prior to joining Novimmune in 2002, Dr. Kosco-Vilbois was Head of Immunology and Preclinical Pharmacology at the Serono Pharmaceutical Research Institute, a Senior Scientist and then Head of Immunology at the Glaxo Wellcome Research Institute in Geneva, and a Scientific Member of the Basel Institute for Immunology. During her career, she has taken numerous biologicals from discovery into preclinical studies and clinical development, most notably filing market applications of a biological for an orphan indication. Dr. Kosco-Vilbois gained her Bachelor's Degree in Biology from Rutgers University, New Jersey,

US, and a PhD in Anatomy and Immunology from the Medical College of Virginia/Virginia Commonwealth University School of Medicine, US.

Johannes Rolf Streffer, M.D., Chief Medical Officer: Prof. Johannes Streffer joined AC Immune SA in January 2021 as Chief Medical Officer from UCB Biopharma SPRL where he was VP, Head of Translational Medicine Neuroscience. Prior to this he was a member of the Alzheimer Disease Area Leadership Team at Janssen R&D and the industrial lead for EMIF-AD, where 14 countries are combined to foster understanding of early biomarkers and change in the predementia AD spectrum. His recognized expertise and standing in the scientific and medical community provide an invaluable asset as we work to develop innovative treatments for neurodegenerative diseases based on our proprietary technology platforms.

Prof. Streffer graduated from the University of Tübingen, Germany with a medical degree. He completed graduate studies on neuro-oncology and is Board certified in Psychiatry and Neurology. Currently he is a visiting Professor in the Department of Biomedical Sciences, University of Antwerp.

Piergiorgio Donati, Chief Technical Operations Officer: Mr. Donati joined AC Immune in June 2018 as Director, Global Program Management, having previously worked for AC Immune from 2011 to 2015 as Head of Manufacturing and Project Management. Between 2015 and 2018, Mr. Donati was Head of CMC program development at Glenmark Pharmaceuticals and Biotech CMC Lead at Merck KGaA. Prior to 2011, he held R&D positions at Abiogen, Merck Group and Serono. Mr. Donati holds a degree in Analytical Chemistry from the Technical Institute G.L. Bernini.

Joerg Hornstein, Chief Financial Officer: Mr. Hornstein has served as our Chief Financial Officer since April 2017. Prior to joining AC Immune, Mr. Hornstein served as Senior Vice President Group Controlling for Unternehmensgruppe Theo Müller based in Luxembourg from January 2014 to March 2017. Between 2002 and 2013 he worked for Merck KGaA, a leading science and technology company in healthcare, life science and performance materials, where he held various senior finance roles. Among other appointments, he was CFO for Merck’s operations in Indonesia and Merck Serono’s operations in China. Furthermore, he served as Vice President Group Controlling for Merck Group Headquarters in Germany and as Divisional CFO for Merck Millipore in the US. Mr. Hornstein holds an MBA with Distinction from London Business School, UK, and a Bachelor of Business Administration from Baylor University in the US.

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

Other key employees

Julien Rongère, Ph.D., VP Regulatory Affairs and Quality Assurance: Dr. Rongère joined AC Immune in July 2017 as Head of European Regulatory Affairs and Quality Assurance. Prior to joining AC Immune, Dr. Rongère held positions of increasing responsibility at Celgene in Switzerland. Most recently, he served as Director, Regulatory Affairs, leading the development of regulatory strategies for small molecules and CAR-T cell therapies and contributed to the development and approval of Revlimid in multiple myeloma and mantle cell lymphoma. Prior to Celgene, Dr. Rongère served as a Regulatory Expert at Apoxis, SA in Switzerland. During his career, Dr. Rongère gained specific expertise in the development of regulatory strategies for taking products from Phase 1 through to commercialization in the field of hematology/oncology and immunology/inflammation, including fast-to-market approaches, orphan drugs and pediatric development. Dr. Rongère gained his Master’s Degree in Medical Genetics from the University of Aberdeen, UK, and holds a Ph.D. in Molecular Biology from the University of Lausanne, Switzerland.

Alexandre Caratsch, General Counsel: Alexandre Caratsch is a Swiss-qualified attorney with 30 years’ experience in private practice, multinational companies and in ventures. He initially worked as an in-house lawyer for E&Y and the SGS Group before specializing in healthcare, holding senior legal positions at Novartis and Medtronic. Before joining AC Immune, he led the Corporate Legal Affairs and Intellectual Property group for Medtronic’s Europe, Middle East and Africa (EMEA) region. Mr. Caratsch has also co-founded two start-up companies in the field of information technology and medical technology, respectively, and has supported other start-up companies with strategic, transactional and general counsel. Mr. Caratsch holds a Master’s degree in Law from the University of Neuchâtel, Switzerland and is admitted to the Bar of Geneva, Switzerland.

Oliver Sol, M.D., AVP Medical Sciences and Clinical Operations: Prior to joining AC Immune, Dr. Olivier Sol was Clinical Director of Exonhit (Paris) and thereafter Medical & Regulatory Affairs Director for Diaxonhit, where he was responsible for the development and medical validation of in vitro diagnostic products in cancer, infectious diseases and Alzheimer's disease. Dr. Sol spent his over 20-year career as a Medical Expert in several therapeutic areas with a strong focus on central nervous system diseases, within pharmaceutical companies as Janssen, UCB-Pharma, GlaxoSmithKline and Sanofi. He contributed to the clinical development of currently marketed drugs in epilepsy (topiramate and levetiracetam) and galantamine in Alzheimer’s disease. He has also gained significant experience in the field of biological biomarkers. Dr. Sol holds an M.D. from the Paris-Sud University (Paris-Saclay) with a specialization in Medical Biology.

Bojana Portmann, Ph.D., AVP IP and Business Development: Dr. Portmann joined AC Immune in 2011 as Intellectual Property Manager and has held multiple roles within the IP department with increasing responsibility over the past years, during which her work was mainly focused on creating and strengthening patent portfolios for biologicals, small molecules and liposomal technology. Dr. Portmann holds a Ph.D. degree from the EPFL University in Switzerland, and a LL.M. degree, Master of Intellectual Property Law and Management (MIPLM), from the CEIPI in France. She also received a M.Sc. (Dipl. Ing.) degree in Polymer and Chemical Engineering from the University of Belgrade in Serbia.

Julian Gray, M.D., Ph.D., Clinical Advisor: Dr. Gray has served as Clinical Advisor to our programs in neurodegenerative diseases since January 2007 and works in this function exclusively for AC Immune. He has previously held the position of Head of CNS Therapeutics at Eisai Ltd in London leading the global development of early and late-stage CNS projects in Alzheimer’s disease, Parkinson’s disease and other CNS areas. Prior to this he served as Head of Alzheimer Clinical Research at Hoffmann-La Roche in Basel where he conducted large-scale clinical trials in the US and Europe. After his studies he was Medical Expert at Sandoz Pharmaceuticals in Basel undertaking clinical studies of different compounds in dementia and Parkinson’s disease. Dr. Gray holds the title of a Specialist in Pharmaceutical Medicine (Switzerland). He received his medical degree (MBBS) from the University of London, a B.A. and Ph.D. from the University of Oxford and an MBA from Oxford Brookes University.

Mark Danton, VP Information Systems, Security and Digital Technologies: Mr. Mark Danton is a globally recognized and experienced executive in Information Systems/Information Technology (IS/IT) with extensive experience in developing, launching and managing business-relevant IS, cybersecurity and digital technology solutions and services.

Prior to joining AC Immune, Mr. Danton served as IS/IT Global Manager at Nestlé and held a number of global roles at BT Global Services and in Dimension Data PLC. Mr. Danton holds an Executive MBA from the Business School Lausanne, graduating cum laude and as the Executive MBA Student of the Year.

Non-Executive Directors

Douglas Williams, Ph.D., Chairman and Director: Douglas E. Williams, Ph.D., is currently the President, CEO and member of the Board of Directors of Codiak BioSciences. He was previously Biogen’s Executive Vice President, Research and Development, serving in this role from January 2011 to July 2015. He joined Biogen from ZymoGenetics, where he was most recently CEO and member of the Board of Directors. ZymoGenetics was purchased for USD 985 million by Bristol Myers Squibb during Dr. Williams’ tenure. Previously, he held leadership positions within the biotechnology industry, including Chief Scientific Officer and Executive Vice President of Research and Development at Seattle Genetics, and Senior Vice President and Washington Site Leader at Amgen. Dr. Williams served in a series of scientific and senior leadership positions over a decade at Immunex, including Executive Vice President and Chief Technology Officer and a member of the Board of Directors. During his 30+ year career in the biotechnology industry he has played a role in the development of several novel drugs including Enbrel, Tecfidera, and Spinraza. He has served on the board of numerous biotechnology companies and is currently a member of the Board of Directors of Ovid Pharmaceuticals, and Chairman of the Board of AC Immune, and is a Director for private companies Cygnal Therapeutics, and Xenikos.

Martin Velasco, Vice-Chairman and Director: Mr. Velasco has served on our board of directors since December 2003. Martin Velasco is an entrepreneur and business angel with extensive experience in the IT, medical and biotech areas. He serves on the board of directors or advisory board of several other high-tech companies including as Founder, Chairman and Chief Executive Officer of Anecova, an assisted reproductive technology (ART) company and World Economic Forum Technology Pioneer 2008, as Chairman of the Supervisory Board of Cocomore, a digital communications agency and information technology services firm, and as a Board Member of Aridhia, a health informatics company. Martin is also the Founder of Infantia

Foundation, a philanthropic organization aiding children in the developing world. He is an Ambassador of BlueOrchard, the leading private microfinance investment advisory company and a member of the Strategic Advisory Board of the École Polytechnique Fédérale de Lausanne (EPFL)..

Peter Bollmann, Ph.D., Director: Dr. Bollmann has joined our board in December 2015. He has extensive management and finance experience in Switzerland and abroad as CEO, CFO and Board Member. His broad industry experience embraces biotechnology and medical technology firms, including previous Board positions with Cytos Biotechnology and Prionics.

Thomas Graney, Director: Thomas Graney is currently the Chief Financial Officer of Oxurion NV. Prior to Oxurion, he was CFO of Generation Bio, Senior Vice President and Chief Financial Officer at Vertex Pharmaceuticals Inc. and Chief Financial Officer and Senior Vice President of Finance & Corporate Strategy at Ironwood Pharmaceuticals. Prior to Ironwood Pharmaceuticals, Mr. Graney spent 20 years working with J&J and its affiliates, serving for 4 years as worldwide Vice President of Finance and Chief Financial Officer of Ethicon. Mr. Graney has extensive global experience that spans corporate development, commercial strategy, portfolio management and supply chain management, communication and investor relations. A Chartered Financial Analyst charterholder, Mr. Graney holds a B.S. in accounting from the University of Delaware and an MBA in Marketing, Finance and International Business from the Leonard N. Stern School of Business at New York University.

Werner Lanthaler, Ph.D., Director: Dr. Werner Lanthaler is the CEO of Evotec AG, a drug discovery alliance and development partnership company focused on rapidly progressing innovative product approaches with leading pharmaceutical and biotechnology companies, academics, patient advocacy groups and venture capitalists. Since joining Evotec in 2009, Dr. Lanthaler has focused the company on collaborating with biotech and pharma companies and academia, supporting biotech innovation. He previously served as Chief Financial Officer at Intercell AG where he played a key role in many of that company's major milestones. During his tenure, Intercell undertook an IPO and developed from a venture-backed biotechnology company into a global vaccine player. Dr. Lanthaler has also served as Director of the Federation of Austrian Industry, and from 1995 to 1998 was a Senior Management Consultant at McKinsey & Company. Dr. Lanthaler is a Non-Executive Member of the Board of Directors of arGEN-X and is a member of the Supervisory Board of Topas Therapeutics GmbH. He holds a Doctorate in Economics from Vienna University, a Master's degree in Business Administration from Harvard University, and a degree in Psychology.

Roy Twyman, M.D., Director: Dr. Twyman is a Neurologist and is founder and current CEO of Amron Neuroscience, LLC, a private consulting company focused on neuroscience drug development. Prior to this, Dr. Twyman spent almost 20 years at Janssen Research & Development, LLC (a Johnson & Johnson company) and was a member of the Neuroscience Therapeutic Area Leadership team responsible for clinical R&D and strategic planning of CNS neurology and psychiatry pipeline products. From 2012 to March 2018, Dr. Twyman was a Senior Vice President in the Neuroscience Therapeutic Area overseeing the Alzheimer’s Disease Area. He currently participates as an independent Board Member or as a Scientific Advisory Board Member for a number of small biotech or pharmaceutical companies.

Carl June, M.D., Director: Prof. June is Richard W. Vague Professor in Immunotherapy, Director of the Center for Cellular Immunotherapies and Director of the Parker Institute for Cancer Immunotherapy at the Perelman School of Medicine at the University of Pennsylvania. Due to his lifelong work on lymphocyte activation, Prof. June is considered a world authority on mechanisms related to immune tolerance and adoptive immunotherapy in the fields of chronic inflammation and cancer. He and his team pioneered the groundbreaking work in immunotherapy in which patients with refractory and relapsed chronic lymphocytic leukemia are treated with genetically engineered versions of their own T cells. This CAR-T therapy approach, which trains the immune system to attack and destroy cancer cells, has opened a new era of innovative treatments and personalized medicine for cancer patients.

Prof. June is a graduate of the Naval Academy in Annapolis, USA, and Baylor College of Medicine in Houston, USA, where he received his medical degree. Prof. June also completed graduate training in immunology and malaria with Dr. Paul-Henri Lambert at the World Health Organization, Geneva, Switzerland, and post-doctoral training in transplantation biology with E. Donnell Thomas and John Hansen at the Fred Hutchinson Cancer Research Center in Seattle, USA. He has published more than 500 manuscripts and is the recipient of numerous honors and prizes.

B.	Compensation

Compensation of directors and executive officers

For the year ended December 31, 2020, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was CHF 6.6 million.

During the year ended December 31, 2020, the total fair value of stock options granted to directors and executive officers was CHF 2.9 million.

The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors and executive officers amounted to a total of CHF 0.2 million in the year ended December 31, 2020.

We incorporate by reference into this Annual Report the information in “Item 1. C—2020 Board Compensation” and “Item 2. C—2020 Executive Compensation” of Exhibit 99.3 to our report on Form 6-K filed with the SEC on March 23, 2021.

Equity incentive plans

In 2016, we ceased issuing new grants under our prior equity incentive plans, which we refer to as the Prior Plans, and adopted a new omnibus equity incentive plan under which we have the discretion to grant a broad range of equity-based awards to eligible participants.

Prior plan: C1

Since our inception in 2003, we have had four separate Prior Plans under which stock options were granted (Prior Plans A, B and C2 have terminated): Options granted under Plan C1 from 2013 through the adoption of the current 2016 Stock Option and Incentive Plan (SOIP) were taxed upon exercise instead of at grant due to a change in taxation rules.

Plan administration. Under Plan C1, an option, which can only be granted with the approval of our board of directors, is evidenced by an option agreement signed by the participant to indicate his or her acceptance of the option and is subject to the terms and conditions of the applicable Prior Plan.

Eligibility. Under Plan C1, options were granted to our directors, employees, advisors and agents.

Options exercise price. The exercise price of all options issued under the Prior Plan is CHF 0.15.

Vesting period. Under Plan C1, the options vesting period was 4 years with 25% of the options vesting each year.

Expiration period. The expiry dates for each plan are as follows:

Plan C1: 10 years

Amendment. Our board of directors has the authority to amend each of the Prior Plans.

2016 SOIP

At the November 15, 2016 AGM of the Company, our board of directors approved the 2016 SOIP (as amended and restated the “2016 SOIP”). The maximum number of shares available for issuance under the 2016 SOIP is 3,523,000 common shares. The shares available for issuance under the 2016 SOIP were initially registered with the SEC on a Form S-8 on March 8, 2017, and additional shares were registered on a Form S-8 on August 5, 2019. As of December 31, 2020, there were a total of 1,099,015 shares underlying options that were exercisable and 2,900,667 shares underlying outstanding options and 19,494 shares underlying outstanding restricted share units issued from both our Prior Plans and the 2016 SOIP.

Plan Administration. The 2016 SOIP is administered by either our board of directors or the compensation committee, or a similar committee performing the functions of the compensation committee. Approval of the plan administrator is required for all grants of awards under the 2016 SOIP, but the administrator may delegate to our CEO the authority to grant awards, subject to certain limitations set forth on the plan.

Awards. Awards may be granted in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted share units, restricted share awards, unrestricted share awards, performance share awards and dividend equivalent rights.

Eligibility. Under the 2016 SOIP, full or part-time officers and other employees, non-employee directors and consultants of the Company and its subsidiaries who are selected by the administrator are eligible to participate in the plan.

Options exercise price. Under the 2016 SOIP, the option exercise price is determined by the plan administrator at the time of grant, but will not be less than fair market value (as defined in the 2016 SOIP) on the grant date, and for incentive stock options granted to any employee who is a 10 percent owner in the Company, will not be less than 110 percent of the fair market value on the grant date.

Vesting period. Vesting conditions are determined by the administrator at the time of grant and are specified in the applicable award certificate.

Accelerated vesting. The administrator may accelerate the exercisability or vesting of all or any portion of any award in circumstances involving the grantee’s death, disability, retirement or termination of employment, or a change in control.

Amendment. Our board of directors has the authority to amend the 2016 SOIP.

Amendment and restatement to the 2016 SOIP

In June 2019, the Board authorized, and the shareholders approved, an increase in the maximum number of shares reserved for issuance under the 2016 SOIP. In October 2019, the Board authorized a second amendment and restatement to the 2016 SOIP. These amendments were made to align certain elements with Swiss statutory requirements and had no financial impact for the Company in 2020.

Equity compensation

For the fiscal year ended December 31, 2020, the Company has granted our directors and executive officers, in the aggregate, options for the right to acquire 689,700 shares at exercise prices ranging from USD 5.04 to USD 6.95 per share, which vest either over a 1 year, 3 year or 4 year period with vesting to occur quarterly or annually depending on the nature of the award. The Company did not grant restricted share units to its directors and executive officers in 2020 or 2019. Previous restricted share units granted to directors vested over a 1 year period. Restricted share units granted to executives have a 4 year vesting life with vesting to occur quarterly. Please see “Note 17. Share-based compensation” for further detail.

C.	Board practices

Composition of board of directors

Our board of directors is composed of eight directors. Each director is elected for a 1-year term. The current members of our board of directors were appointed at a shareholders’ meetings held on June 26, 2020 and November 20, 2020 to serve until the 2021 shareholders’ meeting to be held in June 2021.

We are a foreign private issuer. As a result, in accordance with the Nasdaq stock exchange listing requirements, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the stock exchange corporate governance requirements. For an overview of our corporate governance principles, see “Item 16G. Corporate governance.”

Board meetings

Our Board of Directors met in accordance with their respective mandate both physically, by video-conference and telephonically throughout 2020. The Board members analyzed the scientific, business, financial and organizational risks of the Company based on the external factors and internal changes that could potentially impact the risks for the Company in the future.

Director independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except to the extent that our audit and finance committee is required to comply with independence requirements, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of Nasdaq (which we are not subject to) and considering any applicable committee independence standards, Douglas Williams, Martin Velasco, Peter Bollmann, Thomas Graney, Werner Lanthaler, Roy Twyman and Carl June are “independent directors.” In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities, if any.

Committees of the board of directors

Our board of directors established two separate committees: an audit and finance committee and a compensation, nomination and corporate governance committee.

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

The audit and finance committee is governed by a charter that complies with Nasdaq rules. The audit and finance committee has the responsibility to, among other things:

•	review and assess the qualifications, independence, performance and effectiveness of the independent auditor;

•	review the scope of the prospective audit by the independent auditor, the estimated fees, and any other matters pertaining to the audit;

•	approve any audit and non-audit services proposed to be provided by the independent auditor to ensure independent auditor independence;

•	review and assess the independent auditor’s report and management letters and take notice of all comments of the independent auditor on accounting procedures and systems of control, and review the independent auditor’s reports with management;

•	be responsible for the resolution of disagreements between the management and the independent auditor;

•	review and evaluate the lead audit partner of the independent audit team and confirm and evaluate their rotation;

•	review and discuss all (i) financial statements, (ii) reports intended for publication and (iii) any other financial statements intended for publication to consider significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles;

•	approve the quarterly financial statements;

•	review with the management, personnel responsible for the design and implementation of the internal audit function, and the independent auditor in separate meetings any analysis or other written communication prepared by the management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including critical accounting policies, the effect of regulatory and accounting initiatives, and off-balance sheet transactions and structures on our financial statements;

•	review in cooperation with the independent auditor and the management whether the accounting principles applied are appropriate in view of our size and complexity;

•	periodically review our policies and procedures for risk management and assess the effectiveness thereof, including discussing with management our major financial risk exposures and the steps that have been taken to monitor and control such exposure;

•	discuss with management and external advisors any legal matters that may have a material impact on our financial statements and any material reports or inquiries from regulatory or governmental agencies that could materially impact our contingent liabilities and risks;

•	review our disclosure controls and procedures and internal control over financial reporting, including significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting;

•	establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	review and approve or ratify any related-person transaction in accordance with our related-person transaction policy.

The audit and finance committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.

Compensation, nomination and corporate governance committee

The compensation, nomination and corporate governance committee, consists of Douglas Williams (Chair), Martin Velasco and Thomas Graney.

The compensation, nomination and corporate governance committee is governed by a charter that complies with Nasdaq rules. The compensation, nomination and corporate governance committee has the responsibility to, among other things:

•	recommend to the board the guidelines for the overall compensation and equity awards for the board of directors and executive officers along with the rationale for such recommendations;

•	recommend to the board the compensation of executive officers;

•	propose the maximum total compensation of the board of directors and executive officers for approval at the Annual General Meeting;

•	periodically review policies and principles for the Company’s corporate governance;

•	establish the process for assessment of the performance of members of the board, its committees and individual members;

•	prepare and reviews the Company’s succession plan for members of the board and the executive committee;

•	periodically review the Company’s code of conduct and recommends changes as needed;

•	recommend for presentation to our shareholders the compensation report for shareholder vote; and

•	define guidelines for the selection of candidates for election or re-election as members of the board and our executive officers.

Swiss law requires that we adopt a compensation committee, so in accordance with Nasdaq Listing Rule 5615(a)(3), we will follow home country requirements with respect to the compensation, nomination and corporate governance committee. As a result, our practice will vary from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees, and from the independent director oversight of director nomination requirements of Nasdaq Listing Rule 5605(e). We will be subject to the Swiss Ordinance Against Executive Compensation (Say on Pay) Rule. In addition, this committee will also be responsible for director and board committee nominations as well as reviewing and amending, if required, our corporate governance framework and guidelines.

D.	Employees

As of December 31, 2020, we employed 149 employees, 24 of whom were part-time employees. 69 of our employees hold Ph.D. degrees and 50 hold M.Sc. degrees. Our 149 employees are from more than 25 countries. The average number of employees (calculated on full-time equivalents) in 2020 was 134.4. As of December 31, 2019 and 2018 we had 132 and 104 employees, respectively. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

E.	Share ownership

See “Item 7. Major shareholders and related-party transactions-A. Major shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A.	Major shareholders

The following table presents information relating to the beneficial ownership of our common shares as of the date of this Annual Report by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;

•	each of our executive officers and directors; and

•	all executive officers and directors as a group.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 1, 2021 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentage of outstanding common shares is computed on the basis of 72,701,715 common shares outstanding as of March 1, 2021. Common shares that a person has the right to acquire within 60 days of March 1, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the address for each beneficial owner is AC Immune, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland.

Shareholder	Number	Shares beneficially owned (%)
5% Shareholders
dievini Hopp BioTech holding GmbH & Co KG1	18,041,000	24.8%
Varuma AG2	11,999,999	16.5%
Biotechnology Value Fund (BVF) Inc.[3]	7,916,658	10.9%
EcoR1 Capital, LLC[4]	4,702,160	6.5%
Eli Lilly and Company[5]	3,615,328	5.0%
Executive Officers and Directors
Andrea Pfeifer[6]	2,675,887	3.7%
Marie Kosco-Vilbois[7]	*	*
Johannes Rolf Streffer[8]	*	*
Piergiorgio Donati[9]	*	*
Joerg Hornstein[10]	*	*
Jean-Fabien Monin[11]	*	*
Douglas Williams[12]	*	*
Martin Velasco[13]	*	*
Peter Bollmann[14]	*	*
Thomas Graney[15]	*	*
Werner Lanthaler[16]	*	*
Roy Twyman[17]	*	*
Carl June[18]	*	*
All executive officers and directors as a group (13 persons)	4,048,942	5.6%

_______________

* Indicates beneficial ownership of less than 1% of the total issued and outstanding common shares.

1Represents 18,041,000 shares held by dievini Hopp BioTech holding GmbH & Co KG. Dietmar Hopp controls the voting and investment decisions of the ultimate parent company of dievini Hopp BioTech holding GmbH & Co KG. The address for dievini Hopp BioTech holding GmbH & Co KG is Johann-Jakob-Astor Str. 57, 69190 Walldorf, Germany.

2Represents 11,999,999 shares held by Varuma AG set forth in a Schedule 13G/A filed with the SEC on February 12, 2019. The address for Varuma AG is Aeschenvorstadt 55, CH-4051 Basel, Switzerland. Rudolf Maag controls the voting and investment decisions of Varuma AG.

3Based on information set forth in a Schedule 13G filed with the SEC by BVF on January 14, 2021, these shares consist of 7,916,658 shares held of record by BVF Inc. The address of BVF Inc. is 44 Montgomery St., 40th Floor, San Francisco, California 94104.

4Based on information set forth in a Schedule 13G filed with the SEC by EcoR1 Capital on January 22, 2021, these shares consist of 4,702,160 shares held of record by EcoR1 Capital, LLC. The address of EcoR1 Capital, LLC is 357 Tehama Street #3, San Francisco, California 94103.

5Represents 3,615,328 shares that Lilly obtained as part of its conversion in April 2019 of the Convertible Note Agreement, which was deemed effective in January 2019. See “Note 9. Share Capital” in our financial statements.

6Consists of 2,365,066 of our common shares and options to purchase 310,821 of our common shares exercisable within 60 days of March 1, 2021.

7Consists of 20,661 of our common shares and options to purchase 32,777 of our common shares exercisable within 60 days of March 1, 2021.

8Dr. Streffer holds neither common shares nor non-vested equity instruments exercisable within 60 days of March 1, 2021.

9Consists of 4,500 of our common shares and options to purchase 28,158 of our common shares exercisable within 60 days of March 1, 2021.

10Consists of 0 of our common shares and options to purchase 303,950 of our common shares exercisable within 60 days of March 1, 2021.

11Consists of 291,593 of our common shares and options to purchase 24,759 of our common shares exercisable within 60 days of March 1, 2021.

12Consists of 12,818 of our common shares and options to purchase 23,295 of our common shares exercisable within 60 days of March 1, 2021.

13Consists of 456,078 of our common shares and options to purchase 21,023 of our common shares exercisable within 60 days of March 1, 2021.

14Consists of 46,609 of our common shares and options to purchase 18,750 of our common shares exercisable within 60 days of March 1, 2021.

15Consists of 15,851 of our common shares and options to purchase 18,750 of our common shares exercisable within 60 days of March 1, 2021.

16Consists of 9,922 of our common shares and options to purchase 18,750 of our common shares exercisable within 60 days of March 1, 2021.

17Consists of 0 of our common shares and options to purchase 24,811 of our common shares exercisable within 60 days of March 1, 2021.

18Dr. June holds neither common shares nor non-vested equity instruments exercisable within 60 days of March 1, 2021.

Holders

As of March 1, 2021, we had approximately 229 shareholders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust or by other entities.

Significant changes in ownership by major shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of our IPO. Prior to our IPO in September 2016, our principal shareholders were dievini Hopp BioTech holding GmbH & Co KG and Varuma AG, which held shares representing 36.5% and 23.1% prior to our IPO, respectively. As of March 1, 2021, dievini Hopp BioTech holding GmbH & Co KG and Varuma AG held 24.8% and 16.5% of our common shares, respectively. BVF Inc. decreased its holdings from 15.8% to 10.9% of our outstanding common shares and EcoR1 Capital, LLC held 6.5% of our outstanding common shares in 2020. Finally, Lilly continued to hold shares representing 5% beneficial ownership as of March 1, 2021.

In July 2018, we completed three offerings of our common shares. In these offerings, we issued and sold 10,000,000 common shares, including 1,108,695 sold to the underwriters pursuant to the underwriters’ over-allotment option. The percentage ownership held by certain shareholders decreased as a result of the issuance of the common shares sold by us in these offerings.

In September 2016, we completed our IPO and listed our common shares on the Nasdaq Global Market. In the IPO, we issued and sold 6,900,000 common shares, including 900,000 common shares sold to the underwriters pursuant to the underwriters’ over-allotment option. While none of our existing shareholders sold common shares in the IPO, the percentage ownership held by certain shareholders decreased as a result of the issuance of the common shares sold by us in the IPO.

B.	Related-party transactions

In July 2018, as part of the Company’s previously announced second subscription rights offering, a major shareholder and members of the board and executive management purchased an aggregate of 614,147 of the Company’s common shares on the same basis and otherwise on the same terms as the other participants in such rights offering.

The above transaction represents the only related-party transactions we have entered into since January 1, 2018 with any of our executive officers, directors and holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, other than the compensation arrangements we describe under “Item 6. Directors, senior management and employees–B. Compensation.”

Registration rights agreement

We entered into a registration rights agreement in connection with the Series E Private Placement with certain investors in the Series E Private Placement pursuant to which we granted them certain demand and piggyback registration rights for the resale of the common shares held by them, as described below. The registration rights described below will expire on the earlier to occur of (i) the fifth anniversary of the completion of our IPO and (ii) the date on which there are no remaining registrable securities held by the parties to the registration rights agreement. The registration rights agreement provides that we must pay certain registration expenses in connection with any demand, piggyback or shelf registration. The registration rights agreement contains customary indemnification and contribution provisions.

Demand registration rights

Pursuant to the terms of the registration rights agreement, a shareholder or group of shareholders holding at least 10% of our outstanding common shares may request that we effect a registration under the Securities Act of all or any portion of such requesting shareholders’ registrable securities. As of March 1, 2021 dievini Hopp BioTech holding GmbH & Co KG and Varuma AG were our only shareholders party to the registration rights agreement who held at least 10% of our outstanding commons shares, and together they beneficially held 30,040,999 of our common shares, representing approximately 41.3% of the voting power of our common shares outstanding as of March 1, 2021. At least 10 business days prior to the anticipated filing date of the registration statement relating to such demand registration, we must give all other shareholders party to the registration rights agreement notice of such requested registration. Within 5 business days of such notice, any of the other shareholders party to the registration rights agreement may request that we also effect the registration of the registrable securities held by them. We will not be required to effect a registration of all such registrable securities unless the aggregate proceeds expected to be received from the sale of such registrable securities equals or exceeds USD 10 million or such lesser amount that constitutes all of the requesting shareholders’ registrable securities (provided that such lesser amount is at least USD 5 million). In no event will we be required to effect more than two demand registrations or underwritten take downs referred to under “Shelf registration rights” below. Depending on certain conditions, we may postpone a demand registration on two occasions during any period of 12 consecutive months for up to 90 days.

“Piggyback” registration rights

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

Shelf registration rights

Pursuant to the terms of the registration rights agreement, if we are eligible to use a shelf registration statement, then a shareholder or group of shareholders holding at least 10% of our outstanding common shares may request that we effect a shelf registration on similar terms as the demand registrations described above, except that offerings will be conducted as underwritten takedowns. As of March 1, 2021 dievini Hopp BioTech holding GmbH & Co KG and Varuma AG were our only shareholders party to the registration rights agreement who held at least 10% of our outstanding commons shares, representing approximately 41.3% of the voting power of our common shares outstanding. We will only be required to effect one public offering from such shelf registration statement within any six-month period, each of which shall be deemed to constitute a demand registration for purposes of the number of demand registrations we are required to effect as described under “Demand registration rights” above.

In October 2020 and August 2018, respectively, we filed registration statements on Form F-3 to register the resale of two of our shareholder’s common shares pursuant to the requirements of the registration rights agreements.

Related-person transaction policy

Prior to our IPO, we entered into a new related-person transaction policy under which any such transaction must be approved or ratified by the audit and finance committee. The board of directors reviews the policy on a yearly basis and has, lastly, determined that it adequately covers the requirements of Sarbanes-Oxley control mechanisms.

Indemnification of directors and executive management

In connection with our IPO, our articles of association require us to indemnify our directors and executive management to the fullest extent permitted by law.

C.	Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

Financial statements

See “Item 18. Financial statements,” which contains our financial statements prepared in accordance with IFRS.

Legal proceedings

From time to time we may become involved in legal proceedings that arise in the ordinary course of business. During the period covered by the financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. No assurance can be given that future litigation will not have a material adverse effect on our financial position. When appropriate in the management’s estimation, we may record reserves in our financial statements for pending litigation and other claims.

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

Under Swiss law, any dividend must be approved by our shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of incorporation. A Swiss corporation may pay dividends only if it has sufficient distributable profits brought forward from the previous business years (report des bénéfices) or if it has distributable reserves (réserves à libre disposition), each as evidenced by its audited standalone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as “free reserves” (réserves libres) or as “reserve from capital contributions” (apports de capita”). Distributions out of nominal share capital, which is the aggregate nominal value of a corporation’s issued shares, may be made only by way of a share capital reduction.

B.	Significant changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company–A. History and development of the Company” and “Item 4. Information on the Company–B. Business overview.”

ITEM 9. THE OFFER AND LISTING

A.	Offering and listing details

See “Item 9–C. Markets” below.

B.	Plan of distribution

Not applicable.

C.	Markets

Our common shares trade on the Nasdaq Global Market under the symbol “ACIU.”

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

Please see the Articles of Association of AC Immune SA (Exhibit 3.1 to this Form 20-F).

C.	Material contracts

Except as otherwise disclosed in this Annual Report on Form 20-F (including the Exhibits), we are not currently, and have not been in the past 2 years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.	Exchange controls

There are no Swiss governmental laws, decrees or regulations that restrict, in a manner material to us, the export or import of capital, including any foreign exchange controls, or that generally affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold our common shares.

E.	Taxation

The following summary contains a description of the material Swiss and US federal income tax consequences of the acquisition, ownership and disposition of common shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares. The summary is based upon the tax laws of Switzerland and regulations thereunder and on the tax laws of the US and regulations thereunder as of the date hereof, which are subject to change.

Swiss tax considerations

This summary of material Swiss tax consequences is based on Swiss law and regulations and the practice of the Swiss tax administration as in effect on the date hereof, all of which are subject to change (or subject to changes in interpretation), possibly with retroactive effect. The summary does not purport to consider the specific circumstances of any particular shareholder or potential investor and does not relate to persons in the business of buying and selling common shares or other securities. The summary is not intended to be, and should not be interpreted as, legal or tax advice to any particular potential shareholder, and no representation with respect to the tax consequences to any particular shareholder is made.

Current and prospective shareholders are advised to consult their own tax advisors in light of their particular circumstances as to the Swiss tax laws, regulations and regulatory practices that could be relevant to them in connection with the acquiring, owning and selling or otherwise disposing of common shares and receiving dividends and similar cash or in-kind distributions on common shares (including dividends on liquidation proceeds and stock dividends) or distributions on common shares based upon a capital reduction (remboursements de la valeur nominale) or reserves paid out of capital contributions (réserves sur les apports en capital) and the consequences thereof under the tax laws, regulations and regulatory practices of Switzerland.

Taxation of AC Immune

AC Immune is subject to corporate Swiss federal, cantonal and communal taxation in Switzerland, Canton of Vaud, Commune of Ecublens, near Lausanne, respectively.

We are entitled under Swiss laws to carry forward any losses incurred for a period of 7 years and can offset our losses carried forward against future taxes. As of December 31, 2020, we had tax loss carry-forwards totaling CHF 121.9 million. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carry-forwards in full.

The effective corporate income tax rate (federal, cantonal and communal) where we are domiciled is currently 13.63%.

As of January 1, 2020, the Company may request a tax relief of 60%, which would be applied to income from patents and similar rights at communal and cantonal levels. Additionally, a so-called “super-deduction” may be granted for payroll and other expenses of research and development of Swiss origins.

However, the aforementioned tax relief based on the patent box and deductions for research and development may not exceed 50% of the overall taxable profit before these tax relief and deductions.

Notwithstanding the corporate income tax, the corporate capital is taxed at a rate of 0.13% (cantonal and communal tax only, as there is no federal tax on capital). As of January 1, 2020 the capital attributable to patents and similar rights is considered with 50% relief in the capital tax calculation.

Federal, cantonal and communal individual income tax and corporate income tax

Non-resident shareholders

Shareholders who are not resident in Switzerland for tax purposes, and who, during the relevant taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes (all such shareholders for purposes of this section termed, “Non-resident shareholders”), will not be subject to any Swiss federal, cantonal and communal income tax on dividends and similar cash or in-kind distributions on Shares (including liquidation proceeds and stock dividends) (for the purposes of this section, “dividends”), distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of reserves from capital contributions (apports de capital) on shares, or capital gains realized on the sale or other disposition of shares (see, however, “—Swiss federal withholding tax” below for a summary of Swiss federal withholding tax on dividends.)

Resident private shareholders

Swiss-resident individuals who hold their shares as private assets are required to include dividends, but not distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of reserves from capital contributions (apports de capital), in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period, including the dividends, but not the distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of reserves from capital contributions (apports de capital). Shareholders holding at least 10% of the share capital of the Company may be able to deduct their taxable dividends at 30% at the federal level and up to 50% at the cantonal level, depending on their respective cantonal rates, as partial relief from economic double taxation. Capital gains resulting from the sale or other disposition of shares are, subject to a few exceptions, not subject to Swiss federal, cantonal and communal income tax, and conversely, capital losses are not tax-deductible for resident private shareholders (the shareholders referred to in this paragraph for the purposes of this section, “Resident private shareholders”). See “Domestic commercial shareholders” below for a summary of the taxation treatment applicable to Swiss-resident individuals, who, for income tax purposes, are classified as “professional securities dealers” or are otherwise deemed to hold Company shares in their commercial wealth.

Domestic commercial shareholders

Corporate and individual shareholders who are resident in Switzerland for tax purposes, and corporate and individual shareholders who are not resident in Switzerland, and who, in each case, hold their shares as part of a trade or business carried on in Switzerland, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of reserves from capital contributions (apports de capital) received on shares and capital gains or losses realized on the sale or other disposition of shares in their income statement for the relevant taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period. The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments, in shares and other securities (the shareholders referred to in this paragraph for purposes of this section, “Domestic commercial shareholders”). Domestic commercial shareholders who are corporate taxpayers may be eligible for tax relief (réduction pour participations) in respect of dividends and distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of reserves from capital contributions (apports de capital), as well as capital gains on sales of shares, if the Shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million or represent 10% or more of the outstanding share capital of the Company (in the case of capital gains, if the shares have been held for at least one year).

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

A Non-resident shareholder may be entitled to a partial or full refund, as the case may be, of the Swiss federal withholding tax on a dividend if the country of his or her residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met. Such shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) might differ from country to country. For example, a shareholder who is a resident of the US for the purposes of the bilateral tax treaty between the US and Switzerland is eligible for a partial refund of the amount of the withholding tax in excess of the 15% treaty rate, provided such shareholder: (i) qualifies for benefits under this treaty and qualifies as beneficial owner of the dividends; (ii) holds, directly or indirectly, less than 10% of the voting stock of the Company; (iii) does not qualify as a pension scheme or retirement arrangement for the purpose of the bilateral treaty; and (iv) does not conduct business through a permanent establishment or fixed base in Switzerland to which the shares are attributable. Such an eligible US shareholder may apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate. The applicable refund request form may be filed with the Swiss Federal Tax Administration following receipt of the dividend and the relevant deduction certificate, however no later than 31 December of the third year following the calendar year in which the dividend was payable.

Swiss federal stamp taxes

The Company will be subject to and pay to the Swiss Federal Tax Administration a 1% Swiss federal issuance stamp duty (droit de timbre d’émissions) on the consideration received for the issuance of the shares less certain costs incurred in connection with the issuance. The issuance and delivery of the shares to the initial shareholders at the offering price is not subject to Swiss federal securities transfer stamp duty (droit de timbre de négociation).

Any subsequent dealings in the shares, for which a bank or another securities dealer in Switzerland, as defined in the Swiss Federal Stamp Tax Act, acts as an intermediary, or is a party, to the transaction, are, subject to certain exemptions provided for in the Swiss Federal Stamp Tax Act, subject to Swiss securities transfer stamp duty tax at an aggregate tax rate of up to 0.15% of the consideration paid for such shares.

Material US federal income tax considerations for US Holders

The following is a description of the material US federal income tax consequences to US Holders, as defined below, of owning and disposing of our common shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire common shares.

This discussion applies only to a US Holder that holds common shares as capital assets for US federal income tax purposes. In addition, it does not describe all of the US federal income tax consequences that may be relevant in light of a US Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to US Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;

•	US Holders whose functional currency for US federal income tax purposes is not the US dollar;

•	entities classified as partnerships for US federal income tax purposes;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA;”

•	persons that own or are deemed to own 10% or more of our shares, by vote or value; and

•	persons holding common shares in connection with a trade or business conducted outside of the US.

If an entity that is classified as a partnership for US federal income tax purposes holds common shares, the US federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares and partners in such partnerships should consult their tax advisors as to the particular US federal income tax consequences of owning and disposing of the common shares.

 This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Switzerland and the US (the “Treaty”) all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “US Holder” is a holder who, for US federal income tax purposes, is a beneficial owner of common shares, who is eligible for the benefits of the Treaty and who is any of the following:

•	a citizen or individual resident of the US;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the US, any state therein or the District of Columbia; and

•	an estate or trust the income of which is subject to US federal income taxation regardless of its source.

US Holders should be aware that the Company has determined that it was likely a PFIC for 2019, and may be a PFIC in 2020 or one or more future years, which could result in adverse US federal income tax consequences for US Holders. See “—PFIC rules” below. US Holders should consult their tax advisors concerning the US federal, state, local and non-US tax consequences of owning and disposing of common shares in their particular circumstances, including the consequences to them under the PFIC rules discussed below.

Taxation of distributions

As discussed above under “Dividends and dividend policy,” we do not currently expect to make distributions on our common shares. In the event that we do make distributions of cash or other property, subject to the PFIC rules described below, distributions paid on common shares, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under US federal income tax principles). Because we do not maintain calculations of our earnings and profits under US federal income tax principles, we expect that distributions generally will be reported to US Holders as dividends. For so long as our common shares are listed on Nasdaq or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate US Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable limitations, will be taxable at rates not in excess of the long-term capital gain rate applicable to such US Holder.

US Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of Swiss income taxes. The amount of the dividend will be treated as foreign-source dividend income to US Holders and will not be eligible for the dividends-received deduction generally available to US corporations under the Code. Dividends will be included in a US Holder’s income on the date of the US Holder’s receipt of the dividend. The amount of any dividend income paid in Swiss Francs will be the US dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into US dollars at that time. If the dividend is converted into US dollars on the date of receipt, a US Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A US Holder may have foreign currency gain or loss if the dividend is converted into US dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the US Holder’s particular circumstances, Swiss income taxes withheld from dividends on common shares at a rate not exceeding the rate provided by the Treaty will be creditable against the US Holder’s US federal income tax liability. The rules governing foreign tax credits are complex and US Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, US Holders may, at their election, deduct foreign taxes, including any Swiss income tax, in computing their taxable income, subject to generally applicable limitations under US law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or other disposition of common shares

Subject to the PFIC rules described below, gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the US Holder held the common shares for more than 1 year. The amount of the gain or loss will equal the difference between the US Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in US dollars. This gain or loss will generally be US-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive foreign investment company (PFIC) rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and directly receive our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Although we have not obtained independent valuations of our assets during 2020 and thus are not in a position to make a definitive determination as to whether we were a PFIC in 2020, based on our income and assets during 2020 and certain estimates and assumptions, including as to both the total value and the relative value of our assets as implied by our market capitalization during 2019, we believe that it is likely that we were a PFIC in 2020. In addition, it is possible that we may also be a PFIC in 2021 or one or more future years because, among other things, (i) we may not generate a substantial amount of non-passive gross income, for US federal income tax purposes, in any year, (ii) we currently own, and expect to continue to own, a substantial amount of passive assets, including cash, and (iii) the estimated valuation, for PFIC purposes, of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is likely to be dependent in large part on our market capitalization and is therefore uncertain and may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC in 2021 or any future taxable year.

If we were a PFIC in 2020 or in any future year during which a US investor held or holds common shares, we generally would continue to be treated as a PFIC with respect to that US Holder for all succeeding years during which the US Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC in 2020 or in any future year during which a US investor held or holds common shares (assuming such US Holder has not made a timely mark-to-market election, as further described below), any gain recognized by a US Holder on a sale or other disposition (including certain pledges) of the common shares would be allocated ratably over the US Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to any other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a US Holder on its common shares exceeds 125% of the average of the annual distributions on the common shares received during the preceding 3 years or the US Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

A US Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its common shares, provided that the common shares are “marketable.” Common shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a US Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a US Holder makes this election, the holder’s tax basis in the common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

In addition, in order to avoid the application of the foregoing rules, a US person who owns stock in a PFIC for US federal income tax purposes may make a “qualified electing fund” (QEF) election with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a US person makes a QEF election with respect to a PFIC, the US person will be currently taxable on their pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC, and will not be required to include such amounts in income when actually distributed by the PFIC. We do not intend to provide the information necessary for US Holders to make QEF elections.

In addition, if we were a PFIC or, with respect to particular US Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate US Holders would not apply.

If a US Holder owns common shares during any year in which we are a PFIC, the holder generally must file annual reports containing such information as the US Treasury may require on Internal Revenue Service (IRS) Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

US Holders should consult their tax advisors concerning our potential PFIC status and the potential application of the PFIC rules.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the US or through certain US-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the US Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the US Holder provides a correct taxpayer identification number and certifies that they are not subject to backup withholding.

The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle the Holder to a refund, provided that the required information is furnished in a timely manner to the IRS.

Information with respect to foreign financial assets

Certain US Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain US financial institutions). US Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the common shares.

F.	Dividends and paying agents

 Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

 We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, such as us, that file electronically with the SEC. The address of that website is www.sec.gov.

Additionally, pursuant to Swiss law, any shareholder of record has the right to receive a free copy of this Annual Report and to inspect this Annual Report at any time at our registered office in Ecublens, near Lausanne, Canton of Vaud, Switzerland.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act.

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

Market risk

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has the policy of matching its cash holdings to the currency structure of its expenses. As of December 31, 2020, the Company holds almost 95% of its overall cash and cash equivalents balance in CHF with the remainder predominantly in EUR and USD (see “Note 6. Cash and cash equivalents and financial assets” of the financial statements). The Company holds almost 96% of its liquidity (cash and cash equivalents plus short-term financial assets) in CHF.

We have a number of collaboration agreements for which the upfront payments, milestone payments and future royalty payments are not denominated in Swiss Francs, our reporting currency. Furthermore, many of our research and development activities are subcontracted to parties outside of Switzerland and we purchase materials from suppliers outside of Switzerland. As a result, we are exposed to foreign exchange risk. Approximately 39% of our total costs are incurred in currencies other than the Swiss Franc. Due to the size of some of the income received from collaboration agreements and also the high percentage of our costs indirectly being in foreign currencies, a hypothetical 10% change in exchange rates relative to the Swiss Franc could have a material impact on our financial statements.

Interest rate risk

We maintain financial instruments in accordance with our treasury management policy. The primary objectives of our policy are to preserve principal, maintain proper liquidity and meet operating needs. Our financial assets are subject to interest rate risk and will decrease in value if market interest rates increase. Due to the current negative interest rates in Switzerland and our policy to maintain the majority of our cash and cash equivalents in our functional currency. However, due to the conservative nature of our investments and relatively short duration, interest rate risk is mitigated. We do not own derivative financial instruments. Accordingly, we do not believe that there is any material market risk exposure with respect to derivative or other financial instruments.

Credit risk

The Company maintains a formal treasury risk and investment management policy to limit counterparty credit risk. As of December 31, 2020, the Company’s cash and cash equivalents and short-term financial assets are held with four financial institutions, each with a high credit rating assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Receivables are fully performing, not past due and not impaired (see “Note 6. Cash and cash equivalents and financial assets” and “Note 8. Other current receivables”).

Liquidity risk

Inherent in the Company’s business are various risks and uncertainties, including its limited operating history and the high uncertainty that new therapeutic concepts will succeed. AC Immune’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) acquire and keep key personnel employed, and (iv) acquire additional capital to support its operations.

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

As of December 31, 2020, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective in recording, processing, summarizing and reporting on a timely basis the information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our Chief Executive and Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2020.

C.	Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm, due to an exemption provided to emerging growth companies under the JOBS Act.

D.	Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit committee financial experts

Our board of directors has determined that Peter Bollmann, Thomas Graney, Werner Lanthaler and Martin Velasco are audit committee financial experts, as that term is defined by the SEC, and are independent for the purposes of SEC and Nasdaq rules.

ITEM 16B. Code of Ethics

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. Our Code of Business Conduct applies to all of our directors, executive officers and employees. We have published our Code of Business Conduct and Ethics on our website, www.acimmune.com. The information contained on our website is not a part of this Annual Report.

ITEM 16C. Principal accountant fees and services

	For the Years Ended December 31,
In CHF thousands	2020	2019
Audit fees	480	300
Audit-related fees	18	44
Total fees	498	344

For the year ended December 31, 2020, PricewaterhouseCoopers SA (PwC) was the Company’s auditor for the IFRS and statutory accounts. At the ordinary Annual General Meeting on June 26, 2020, the shareholders appointed PwC as the Company’s auditor for a term of office of 1 year.

Audit fees for services provided by PwC in 2020 include the standard audit work performed each fiscal year that is necessary to allow the auditor to issue an opinion on our financial statements and to issue an opinion on the local statutory financial statements. Audit fees also include services that can be provided only by the external auditor such as reviews of quarterly financial results and review of our shelf registration statements and prospectus offerings.

Audit-related fees consisted of fees billed for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or for services that were traditionally performed by the external auditor.

Pre-approval policies and procedures

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the SEC, we review and pre-approve any services performed by PwC. The procedure requires that all proposed future engagements of PwC for audit and permitted non-audit services are submitted to the Audit and Finance Committee for approval prior to the beginning of any such services. In accordance with this policy, all services performed by and fees paid to PwC in this Item 16C, were approved by the Audit and Finance Committee.

ITEM 16D. Exemptions from the listing standards for audit committees

 Not applicable

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

In 2020, no purchases of our equity securities were made by or on behalf of AC Immune SA or any affiliated purchaser.

ITEM 16F. Change in registrant’s certifying accountant

Not applicable.

ITEM 16G. Corporate governance

Summary of significant corporate governance differences from Nasdaq listing standards

Our common shares are listed on the Nasdaq Global Market. We are therefore required to comply with certain of the Nasdaq’s corporate governance listing standards (Nasdaq Standards). As a foreign private issuer, we may follow our home country’s corporate governance practices in lieu of certain of the Nasdaq Standards. Our corporate governance practices differ in certain respects from those that US companies must adopt in order to maintain a Nasdaq listing. A brief, general summary of those differences is provided as follows.

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

Compensation, nomination and corporate governance committee

As Swiss law requires that we have a compensation, nomination and corporate governance committee, we will follow home country requirements with respect to such committee. As a result, our practice will vary from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation, nomination and corporate governance committees.

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

Solicitation of proxies

Our articles of association provide for an independent proxy holder elected by our shareholders, who may represent our shareholders at a general meeting of shareholders, and we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders. However, Swiss law does not have a regulatory regime for the solicitation of proxies, and company solicitation of proxies is prohibited for public companies in Switzerland. Thus, our practice will vary from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this Annual Report, see page F-1.

ITEM 19. Exhibits

(a) The following documents are filed as part of Annual Report on Form 20-F:

2.1	Registration Rights Agreement (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
3.1*	Articles of Association of AC Immune SA
4.1	Research Collaboration and License Agreement between AC Immune SA Corporation and Genentech, Inc. dated November 6, 2006 (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.2	Amendment to the Research Collaboration and License Agreement between AC Immune SA Corporation and Genentech, Inc. dated May 7, 2015 (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.3	Research Collaboration and License Agreement between AC Immune SA Corporation and Genentech, Inc. dated June 15, 2012 (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.4	License and Collaboration Agreement between Piramal Imaging Ltd., Piramal Imaging SA and AC Immune SA, dated May 9, 2014 (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.5	License, Development and Commercialization Agreement between Janssen Pharmaceuticals, Inc. and AC Immune SA, dated December 24, 2014 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.6	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.7	AC Immune SA 2013 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.8	Subscription Agreement among Fidelity entities and AC Immune SA, dated October 16, 2015 (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.9	Subscription Agreement among Temasek entities and AC Immune SA, dated October 16, 2015 (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.10	Stock Option Plan - AC Immune of December 31, 2004 (incorporated herein by reference to Exhibit 99.03 to the Company’s Registration Statement on Form S-8, filed with the SEC on September 29, 2016)
4.11	Employee Stock Option and Share Plan of AC Immune (2005 Plan) (incorporated herein by reference to Exhibit 99.02 to the Company’s Registration Statement on Form S-8, filed with the SEC on September 29, 2016)
4.12	AC Immune SA 2013 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1, filed with the SEC on May 31, 2016)
4.13	AC Immune SA 2016 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 99.08 to the Company’s Report on Form 6-K, filed with the SEC on October 13, 2016)
4.14	License Agreement between AC Immune SA and Eli Lilly and Company, dated December 11, 2018 (incorporated herein by reference to Exhibit 4.14 to the Amendment No. 1 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on April 19, 2019)
4.15	First Amendment to License Agreement between AC Immune SA and Eli Lilly and Company, dated September 19, 2019 (incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the SEC on September 20, 2019)
4.16	Convertible Note Agreement between AC Immune SA and Eli Lilly and Company, dated December 11, 2018 (incorporated herein by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 21, 2019)
4.17	Second Amendment to License Agreement between AC Immune SA and Eli Lilly and Company, dated March 23, 2020 (incorporated herein by reference to Exhibit 10.1 to the Company’s Report in Form 6-K, filed with the SEC on September 8, 2020)
4.18	Open Market Sale Agreement between AC Immune SA and Jefferies LLC (incorporated herein by reference to Exhibit 1.1 to the Company's Report on 6-K, filed with the SEC on September 8, 2020)
4.19*	Description of Securities
12.1*	Certification of Andrea Pfeifer pursuant to 17 CFR 240.13a-14(a)
12.2*	Certification of Joerg Hornstein pursuant to 17 CFR 240.13a-14(a).
13.1*	Certification of Andrea Pfeifer pursuant to 17 CFR 240.13a-14(b) and 18 USC.1350
13.2*	Certification of Joerg Hornstein pursuant to 17 CFR 240.13a-14(b) and 18 USC.1350
15.1*	Consent of PricewaterhouseCoopers SA
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document

_______________

*	Filed herewith

(b) Financial Statement Schedules

None.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AC IMMUNE SA

Date: March 23, 2021	By:	/s/ Andrea Pfeifer
		Name:	Andrea Pfeifer
		Title:	Chief Executive Officer

	By:	/s/ Joerg Hornstein
		Name:	Joerg Hornstein
		Title:	ChiefFinancial Officer

INDEX TO FINANCIAL STATEMENTS

Audited financial statements — AC IMMUNE SA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AC Immune SA

Opinion on the Financial Statements

We have audited the accompanying balance sheets of AC Immune SA (the “Company”) as of December 31, 2020 and 2019 and the related statements of income/(loss), comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ PricewaterhouseCoopers SA

Lausanne, Switzerland

March 23, 2021

We have served as the Company's auditor since 2018.

Financial Statements (IFRS)

AC Immune SA

Balance Sheets

(In CHF thousands)

		As of December 31,
	Note	2020	2019
ASSETS
Non-current assets
Property, plant and equipment	4	4,416	3,917
Right-of-use assets	5	2,223	2,255
Long-term financial assets	6	334	304
Total non-current assets		6,973	6,476
Current assets
Prepaid expenses	7	3,954	2,788
Accrued income	7/12	1,591	1,095
Other current receivables	8	329	304
Short-term financial assets	6	65,000	95,000
Cash and cash equivalents	6	160,893	193,587
Total current assets		231,767	292,774
Total assets		238,740	299,250

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	9	1,538	1,437
Share premium	9	346,890	346,526
Treasury shares	9	(100)	—
Accumulated losses		(132,850)	(75,521)
Total shareholders’ equity		215,478	272,442

Non-current liabilities
Long-term lease liabilities	5	1,780	1,813
Net employee defined benefit liabilities	16	7,464	7,485
Total non-current liabilities		9,244	9,298

Current liabilities
Trade and other payables	10	2,184	142
Accrued expenses	10	11,085	11,797
Deferred income	12	306	4,477
Short-term financing obligation	11	—	652
Short-term lease liabilities	5	443	442
Total current liabilities		14,018	17,510
Total liabilities		23,262	26,808
Total shareholders’ equity and liabilities		238,740	299,250

The accompanying notes are an integral part of these financial statements.

AC Immune SA

Statements of Income/(Loss)

(In CHF thousands, except for per-share data)

	For the Years Ended December 31,
	Note	2020	2019	2018
Revenues
Contract revenue	12	15,431	110,456	6,912
Total revenue		15,431	110,456	6,912

Operating expenses
Research & development expenses	13	(59,487)	(50,432)	(44,277)
General & administrative expenses	13	(18,557)	(16,058)	(12,467)
Other operating income/(expense)	12.2	1,353	570	282

Total operating expenses		(76,691)	(65,920)	(56,462)

Operating income/(loss)		(61,260)	44,536	(49,550)
Financial income	13	78	303	127
Financial expense	13	(184)	(1,926)	(334)
Change in fair value of conversion feature	13	—	4,542	—
Exchange differences	13	(555)	(2,013)	(1,194)
Finance result, net		(661)	906	(1,401)
Income/(loss) before tax		(61,921)	45,442	(50,951)
Income tax expense	15	—	—	—
Income/(loss) for the period		(61,921)	45,442	(50,951)
Earnings/(loss) per share:
Basic income/(loss) for the period attributable to equity holders	19	(0.86)	0.64	(0.82)
Diluted income/(loss) for the period attributable to equity holders	19	(0.86)	0.64	(0.82)

Statements of Comprehensive Income/(Loss)

(In CHF thousands)

		For the Years Ended December 31,
		2020	2019	2018
Income/(loss) for the period		(61,921)	45,442	(50,951)
Other comprehensive income/(loss) not to be reclassified to income or loss in subsequent periods (net of tax)
Remeasurement income/(losses) on defined benefit plans (net of tax)	16	726	(1,304)	(302)
Total comprehensive income/(loss), net of tax		(61,195)	44,138	(51,253)

The accompanying notes are an integral part of these financial statements.

AC Immune SA

Statements of Changes in Equity

(In CHF thousands)

	Note	Share capital	Share premium		Treasury shares	Accumulated losses
Balance as of January 1, 2018		1,147	188,299	—	(72,607)	116,839
Net loss for the period		—	—	—	(50,951)	(50,951)
Other comprehensive loss		—	—	—	(302)	(302)
Total comprehensive loss		—	—	—	(51,253)	(51,253)

Proceeds from public offerings, net of underwriting fees	9	200	111,329	—	—	111,529
Transaction offering costs	9	—	(2,015)	—	—	(2,015)
Share-based payments	17	—	—	—	2,518	2,518
Issuance of shares:
Restricted share awards	17	1	535	—	(535)	1
Exercise of options	17	3	1	—	—	4
Balance as of December 31, 2018		1,351	298,149	—	(121,877)	177,623

		Share capital	Share premium	Treasury shares	Accumulated losses	Total
Balance as of January 1, 2019		1,351	298,149	—	(121,877)	177,623
Net income for the period		—	—	—	45,442	45,442
Other comprehensive loss		—	—	—	(1,304)	(1,304)
Total comprehensive income		—	—	—	44,138	44,138

Share-based payments	17	—	—	—	2,834	2,834
Issuance of shares:
Conversion note agreement, net of transaction costs	9	73	47,705	—	—	47,778
Restricted share awards	17	1	616	—	(616)	1
Exercise of options	17	12	56	—	—	68
Balance as of December 31, 2019		1,437	346,526	—	(75,521)	272,442

		Share capital	Share premium	Treasury shares	Accumulated losses	Total
Balance as of January 1, 2020		1,437	346,526	—	(75,521)	272,442
Net loss for the period		—	—	—	(61,921)	(61,921)
Other comprehensive income		—	—	—	726	726
Total comprehensive loss		—	—	—	(61,195)	(61,195)

Share-based payments	17	—	—	—	4,088	4,088
Issuance of shares:
Held as treasury shares, net of transaction costs	9	100	—	(100)	—	—
Restricted share awards	17	—	222	—	(222)	—
Exercise of options	17	1	142	—	—	143
Balance as of December 31, 2020		1,538	346,890	(100)	(132,850)	215,478

The accompanying notes are an integral part of these financial statements.

AC Immune SA

Statements of Cash Flows

(In CHF thousands)

	For the Years Ended December 31,
	Note	2020	2019	2018
Operating activities
Net income/(loss) for the period		(61,921)	45,442	(50,951)
Adjustments to reconcile net income/(loss) for the period to net cash flows:
Depreciation of property, plant and equipment	4	1,535	1,274	961
Depreciation of right-of-use assets	5	432	420	—
Finance result, net	13	376	1,739	1,401
Share-based compensation expense	17	4,088	2,834	2,518
Changes in net employee defined benefit liability	16	705	516	437
Change in fair value of conversion feature	9	—	(4,542)	—
Interest expense	5/11/13	175	1,894	50
(Gain)/loss on sale of fixed assets		(64)	—	—
Changes in working capital:
(Increase) in prepaid expenses	7	(1,304)	(424)	(924)
(Increase)/decrease in accrued income	7	(507)	2,572	(868)
(Increase)/decrease in other current receivables	8	(25)	(68)	698
(Decrease)/increase in accrued expenses	10	(757)	1,289	2,113
(Decrease)/increase in deferred income	12	(4,157)	4,126	(18)
Decrease in financing obligation	11	—	—	(53)
Increase/(decrease) in trade and other payables	10	2,177	(1,845)	864
Cash (used in)/provided by operating activities		(59,247)	55,227	(43,772)
Interest income	13	78	304	29
Interest paid	5/11/13	(339)	(296)	—
Finance costs	13	(9)	(15)	(335)
Net cash flows (used in)/provided by operating activities		(59,517)	55,220	(44,078)

Investing activities
Short-term financial assets	6	30,000	(65,000)	(30,000)
Purchases of property, plant and equipment	4	(1,706)	(1,885)	(1,858)
Proceeds from sale of property, plant and equipment		64	—	—
Rental deposits	6	(29)	—	(178)
Net cash flows provided by/(used in) investing activities		28,329	(66,885)	(32,036)

Financing activities
Repayment of short-term financing obligation	11	(514)	—	(339)
Principal payments of lease obligations	5	(432)	(420)	—
Proceeds from issuance of common shares – option plan	9	143	69	5
Proceeds from issuance of treasury shares, net of transaction costs	9	100	—	—
Payment for the issuance of treasury shares	9	(100)
Proceeds from issuance of convertible loan	9	—	50,278	—
Transaction costs on issuance of shares	9	—	(510)	—
Proceeds from public offerings of common shares, net of underwriting fees	9	—	—	111,529
Transaction costs on public offerings of common shares	9	—	—	(2,015)
Proceeds from long-term financing obligation	11	—	199	198
Net cash flows (used in)/provided by financing activities		(803)	49,616	109,378

Net (decrease)/increase in cash and cash equivalents		(31,991)	37,951	33,264
Cash and cash equivalents at January 1		193,587	156,462	124,377
Exchange gains on cash and cash equivalents		(703)	(826)	(1,179)
Cash and cash equivalents at December 31		160,893	193,587	156,462

Net (decrease)/increase in cash and cash equivalents		(31,991)	37,951	33,264

Supplementary non-cash activity includes the following:

For the year ended December 31, 2020, the acquisition of CHF 0.3 million of property, plant and equipment was non-cash. For the year ended December 31, 2019, the Company settled its convertible loan via equity for CHF 48.3 million, gross of CHF 0.5 million for transaction costs.

The accompanying notes are an integral part of these financial statements.

AC Immune SA

Notes to the Financial Statements

(In CHF thousands except for share and per share data)

1.	General information

AC Immune SA (the “Company,” “AC Immune,” “ACIU,” “we,” “our,” “ours,” or “us”) is a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, Tau, alpha-synuclein and TDP-43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-Alzheimer’s neurodegenerative diseases including NeuroOrphan indications and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Company was initially incorporated as a limited liability company on February 13, 2003 in Basel, and effective August 25, 2003 was transitioned into a stock company. The Company’s corporate headquarters are located at EPFL Innovation Park Building B, 1015 Lausanne, Switzerland.

2.	Basis of preparation

Going concern

The financial statements have been prepared on the basis that the Company will continue as a going concern after considering the Company’s cash position of CHF 160.9 million and short-term financial assets of CHF 65 million as of December 31, 2020. This total derives from multiple capital raising efforts and revenues from license and collaboration agreements (LCAs). In 2020, the Company received CHF 10 million for a development milestone from its licensing agreement with Lilly. In 2019, the Company received CHF 80 million for an upfront payment, CHF 30 million for a development milestone and USD 50 (CHF 50.3) million from a convertible loan with Lilly. In 2018, the Company completed three offerings, raising USD 117.5 (CHF 116.3) million in gross proceeds before underwriting discounts and expenses.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from license and collaboration agreements and grants. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations.

In addition to the foregoing, based on the Company’s current assessment, the Company does not expect any material impact on its long-term development timeline, its liquidity or ability to remain a going concern due to the worldwide spread of the Covid-19 virus. The Company continues to assess the effect on its operations by carefully monitoring the spread of Covid-19 and taking appropriate steps intended to offset any negative impacts from the Covid-19 virus.

Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These financial statements have been approved for issue by the Board of Directors on March 19, 2021.

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

Revenue recognition

The Company has adopted IFRS 15 (Revenue from Contracts with Customers). This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under IFRS 15, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of IFRS 15, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applies the five-step model to contracts only when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, the Company assesses the goods or services promised within each contract, and determines those that are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company enters into LCAs which are within the scope of IFRS 15, under which it licenses certain rights to its product candidates and IP to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, upfront license fees, development, regulatory and/or commercial milestone payments; payments for research and clinical services the Company provides through either its full-time employees or third-party vendors, and royalties on net sales of licensed products commercialized from the Company’s IP. Each of these payments results in license, collaboration and other revenues, which are classified as contract revenue on the statements of income/(loss).

Licenses of intellectual property

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

Research and development services

The Company has certain arrangements with our collaboration partners that include contracting our employees for research and development programs. The Company assesses if these services are considered distinct in the context of each contract and, if so, they are accounted for as separate performance obligations. These revenues are recorded in contract revenue as the services are performed.

Sublicense revenues

The Company has certain arrangements with our collaboration partners that include provisions for sublicensing. The Company recognizes any sublicense revenues at the point in time it is highly probable to obtain and not subject to reversal in the future.

Contract balances

The Company receives payments and determines credit terms from its customers for its various performance obligations based on billing schedules established in each contract. The timing of revenue recognition, billings and cash collections results in billed other current receivables, accrued income (contract assets), and deferred income (contract liabilities) on the balance sheets. Amounts are recorded as other current receivables when the Company’s right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the licensees and the transfer of the promised goods or services to the licensees will be 1 year or less.

For a complete discussion of accounting for contract revenue, see “Note 12. Contract revenues.”

Research and development expenses

Given the stage of development of the Company’s products, all research expenditure is expensed as incurred. Research and development expenditures include:

•	the cost of acquiring, developing and manufacturing active pharmaceutical ingredients for product candidates that have not received regulatory approval, clinical trial materials and other research and development materials;

•	fees and expenses incurred under agreements with contract research organizations, investigative sites and other entities in connection with the conduct of clinical trials and preclinical studies and related services, such as administrative, data-management and laboratory services;

•	fees and costs related to regulatory filings and activities;

•	costs associated with preclinical and clinical activities; and

•	employee-related expenses, including salaries and bonuses, benefits, travel and share-based compensation expenses.

For external research contracts, expenses include those associated with contract research organizations, or CROs, or contract manufacturing organizations, or CMOs. The invoicing from CROs or CMOs for services rendered do not always align with work performed. We accrue the cost of services rendered in connection with CRO or CMO activities based on our estimate of the “stage of completion” for such contracted services. We maintain regular communication with our CRO or CMO vendors to gauge the reasonableness of our estimates and accrue expenses as of the balance sheet date in the financial statements based on facts and circumstances known at the time.

Registration costs for patents are part of the expenditure for research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Grant income

The Company has received grants, from time to time, from the Michael J. Fox Foundation (MJFF) and other institutions to support certain research projects. Grants are recorded at their fair value in the statements of income/(loss) within other operating income/(expenses) when there is reasonable assurance that the Company will satisfy the underlying grant conditions and the grants will be received. In certain circumstances, grant income may be recognized before formal grantor acknowledgement of milestone achievements. To the extent required, grant income is deferred and recognized on a systematic basis over the periods in which the Company expects to recognize the related expenses for which the grants are intended to compensate.

Leases

Effective January 1, 2019, the Company adopted IFRS 16 (Leases), which provides a new model for lessee accounting in which all leases, other than short-term and low-value leases, are accounted for by the recognition on the balance sheet of a right-of-use asset and a lease liability, and the subsequent amortization of the right-of-use asset over the earlier of the end of the useful life or the lease term. The Company applied the modified retrospective approach, which required the recognition of the cumulative effect of initially applying IFRS 16 as of January 1, 2019 to accumulated losses and not restating previous years. As the Company recognized the right-of-use assets at the amount equal to the lease liabilities there was no impact to accumulated losses. For a complete discussion of accounting, see “Note 5. Right-of-use assets and lease liabilities.”

Right-of-use assets and lease liabilities

At inception of a leasing contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liabilities are classified as current or non-current based on the due dates of the underlying principal payments.

Lease payments generally are fixed for the contract term. The lease liability is measured at amortized cost using the effective interest method. The lease liability is re-measured if there is a change in the estimated lease term, a change in future lease payments arising from a change in an index or rate, a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or a change in assessment of whether it will exercise a purchase, extension or termination option.

At inception, the right-of-use asset comprises the initial lease liability and any initial direct costs. The right-of-use asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability. When the lease liability is re-measured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The estimated lease term by right-of-use asset categories are as follows:

Buildings	5 years
Office equipment	5 years
IT equipment	5 years

Both the right-of-use-assets and lease liabilities are recognized in the balance sheets.

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

Fair value of financial assets and liabilities

The Company’s financial assets and liabilities are comprised of receivables, short-term financial assets, cash and cash equivalents, trade payables and financing obligations. The fair value of these financial instruments approximates their respective carrying values due to the short-term maturity of these instruments and are held at their amortized cost in accordance with IFRS 9 (Financial Instruments).

Receivables

Receivables are recognized at their billing value. An allowance for doubtful accounts is recorded for potential estimated losses when there is evidence of the debtor’s inability to make required payments and the Company assesses on a forward-looking basis the expected credit losses associated with these receivables held at amortized cost.

Short-term financial assets

Short-term financial assets are held with external financial institutions and comprise fixed-term deposits with maturities ranging from more than 3 through 12 months in duration.

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

Financing obligation

The Company’s financing obligation related to its agreement with a third party. This financing obligation has been fully repaid as of December 31, 2020.

Share capital and public offerings

Common shares are classified as equity. Share issuance costs are capitalized as incurred and will be shown in equity as a deduction, net of tax, from the proceeds received from existing or future offerings. Should a planned equity offering not be assessed as probable, the issuance costs would be expensed immediately. See “Note 9. Share capital.”

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

The net defined benefit liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. The defined benefit obligation is calculated annually with the assistance of an independent actuary using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries and pension increases as well as discount rates of highly liquid corporate bonds that have terms to maturity approximating the terms of the related liability.

Re-measurements of the net defined benefit liability, which comprise actuarial gains and losses and the return on plan assets (excluding interest) are recognized immediately in the statements of other comprehensive income/(loss). Past service costs, including curtailment gains or losses, are recognized immediately as a split in research and development and general and administrative expenses within the operating results. Settlement gains or losses are recognized in either research and development and/or general and administrative expenses within the operating results. The Company determines the net interest expense/(income) on the net defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period or in case of any significant events between measurement dates to the then-net defined benefit liability, considering any changes in the net defined benefit liability during the period as a result of contributions and benefit payments. Net interest expense/(income) and other expenses related to defined benefit plans are recognized in the statements of income/(loss).

Share-based compensation

The Company operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of equity-based awards is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of instruments that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, prospectively in the statements of income/(loss), and a corresponding adjustment to equity over the remaining vesting period.

Stock options granted under the Company’s stock option plans A, B, C and the 2016 Stock Option and Incentive Plan are valued using the Black-Scholes option-pricing model (see “Note 17. Share-based compensation”). This valuation model as well as parameters used such as expected volatility and expected term of the stock options are partially based on management’s estimates.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

We estimate the fair value of non-vested stock awards (restricted shares and restricted share units) using a reasonable estimate of market value of the common stock on the date of the award. We classify our share-based payments as equity-classified awards as they are settled in shares of our common stock. We measure equity-classified awards at their grant date fair value and do not subsequently re-measure them. Compensation costs related to equity-classified awards are equal to the fair value of the award at grant date amortized over the vesting period of the award using the graded method. We reclassify that portion of vested awards to share capital and share premium as the awards vest.

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

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Although the Company has substantial tax loss carry-forwards, historically, due to the fact that the Company had limited certainty on the achievement of key milestones, it has not recognized any deferred tax assets as the probability for use is low.

Income taxes

As disclosed in “Note 15. Income taxes,” the Company has tax losses that can generally be carried forward for a period of 7 years from the period the loss was incurred. These tax losses represent potential value to the Company to the extent that the Company is able to create taxable profits before the expiry period of these tax losses. The Company has not recorded any deferred tax assets in relation to these tax losses.

Earnings per share

The Company presents basic earnings per share for each period in the financial statements. The earnings per share are calculated by dividing the earnings of the period by the weighted-average number of shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if dilutive securities such as share options or non-vested restricted share units were vested or exercised into common shares or resulted in the issuance of common shares that would participate in net income. Anti-dilutive shares are excluded from basic and dilutive earnings per share calculation.

Critical judgments and accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on LCAs, (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) income taxes, (v) share-based compensation and (vi) right-of-use assets and lease liabilities. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

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

Accounting policies, new standards, interpretations and amendments adopted by the Company

The Company has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective. Such standards are not currently expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

4.       Property, plant and equipment

The following tables show the movements in the net book values of property, plant and equipment for the years ended December 31, 2020 and 2019, respectively:

In CHF thousands	Furniture	IT equipment	Laboratory equipment	Leasehold improvements	Total
Acquisition cost:
Balance at December 31, 2019	158	1,187	6,698	402	8,445
Acquisitions	96	310	1,566	62	2,034
Disposals	(40)	—	(306)	—	(346)
Balance at December 31, 2020	214	1,497	7,958	464	10,133

Accumulated depreciation:
Balance at December 31, 2019	(68)	(627)	(3,619)	(214)	(4,528)
Depreciation expenses	(33)	(343)	(1,092)	(67)	(1,535)
Disposals	40	—	306	—	346
Balance at December 31, 2020	(61)	(970)	(4,405)	(281)	(5,717)

Carrying amount:
December 31, 2019	90	560	3,079	188	3,917
December 31, 2020	153	527	3,553	183	4,416

In CHF thousands	Furniture	IT equipment	Laboratory equipment	Leasehold improvements	Total
Acquisition cost:
Balance at December 31, 2018	126	1,025	5,367	350	6,868
Acquisitions	65	291	1,470	59	1,885
Disposals	(33)	(129)	(139)	(7)	(308)
Balance at December 31, 2019	158	1,187	6,698	402	8,445

Accumulated depreciation:
Balance at December 31, 2018	(77)	(455)	(2,857)	(155)	(3,544)
Depreciation expenses	(24)	(285)	(899)	(66)	(1,274)
Disposals	33	113	137	7	290
Balance at December 31, 2019	(68)	(627)	(3,619)	(214)	(4,528)

Carrying amount:
December 31, 2018	49	570	2,510	195	3,324
December 31, 2019	90	560	3,079	188	3,917

For the years ended December 31, 2020, 2019 and 2018, the Company incurred CHF 1.5 million, 1.3 million and CHF 1.0 million in depreciation expenses, respectively.

5.	Right-of-use assets and lease liabilities

The Company recognized additions of right-of-use of leased assets for buildings or for office equipment totaling CHF 0.4 and CHF 0.5 million for the years ended December 31, 2020 and 2019, respectively.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates as of December 31, 2020 are 2.5% for buildings, 4.2% for office equipment and 2.6% for IT equipment.

The following tables show the movements in the net book values of right-of-use of leased assets for the years ended December 31, 2020 and 2019, respectively:

In CHF thousands	Buildings	Office equipment	IT equipment	Total
Balance as of December 31, 2019	2,106	81	68	2,255
Additions	400	—	—	400
Disposals	—	—	—	—
Depreciation	(400)	(18)	(14)	(432)
Balance as of December 31, 2020	2,106	63	54	2,223

In CHF thousands	Buildings	Office equipment	IT equipment	Total
Balance as of January 1, 2019	2,106	79	—	2,185
Additions	400	29	71	500
Disposals	—	(10)	—	(10)
Depreciation	(400)	(17)	(3)	(420)
Balance as of December 31, 2019	2,106	81	68	2,255

There are no variable lease payments which are not included in the measurement of lease obligations. All extension options have been included in the measurement of lease obligations.

For the years ended December 31, 2020, and 2019, the impact on the Company’s statements of income/(loss) and statements of cash flows is detailed in the table below.

	For the Years Ended December 31,
In CHF thousands	2020	2019
Statements of income/(loss)
Depreciation of right-of-use assets	432	420
Interest expense on lease liabilities	53	52
Expense for short-term leases and leases of low value	603	565
Total	1,088	1,037
Statements of cash flows
Total cash outflow for leases	1,088	1,037

The following table presents the contractual undiscounted cash flows for lease liabilities as of December 31, 2020 and 2019:

	As of December 31,
In CHF thousands	2020	2019
Within 1 year	485	485
Between 1 and 3 years	970	970
Between 3 and 5 years	912	948
Total	2,367	2,403

6.	Cash and cash equivalents and financial assets

The Company’s cash and cash equivalents are maintained in the following respective currencies as of December 31, 2020 and 2019:

	As of December 31,
In CHF thousands	2020	2019
Cash and cash equivalents	160,893	193,587
Total	160,893	193,587
By currency
CHF	152,537	158,173
EUR	4,215	10,169
USD	4,141	25,245
Total cash and cash equivalents	160,893	193,587

At the balance sheet dates, Company funds were held in CHF, EUR and USD currencies. As of December 31, 2020 and 2019, funds in EUR and USD were translated into CHF at a rate of 1.095 and 0.891 and 1.096 and 0.978, respectively, for each currency and year.

The following table summarizes the Company’s short-term financial assets as of December 31, 2020 and 2019:

	As of December 31,
In CHF thousands	2020	2019
Short-term financial assets due in 1 year or less	65,000	95,000
Total	65,000	95,000

The Company also has two deposits in escrow accounts totaling CHF 0.3 million and CHF 0.3 million for the lease of the Company’s premises as of December 31, 2020 and 2019, respectively.

7.	Prepaid expenses and accrued income

	As of December 31,
In CHF thousands	2020	2019
Prepaid expenses	3,954	2,788
Accrued income	1,591	1,095
Total	5,545	3,883

The prepaid expenses relate mainly to research contracts with down-payments at contract signature and the related activities will start or continue into 2021.

Accrued income consists of CHF 1.1 million as of December 31, 2020 associated with our Janssen collaboration (see “Note 12. Contract revenues”). This amount represents 68.1% of our total accrued income as of December 31, 2020.

8.	Other current receivables

	As of December 31,
In CHF thousands	2020	2019
Swiss VAT	309	234
Withholding tax	20	70
Total	329	304

The maturity of these assets is less than 3 months. The Company considers the counterparty risk as low and the carrying amount of these receivables is considered to approximate their fair value.

9.	Share capital

As of December 31, 2020 and 2019, the issued share capital amounted to CHF 1,538,896 and CHF 1,437,351, respectively, and is composed of common shares of 71,936,738 and 71,859,431, respectively, and treasury shares of 5,000,000 and nil, respectively.

The table below summarizes the Company’s capital structure:

			In CHF thousands
	Common shares	Treasury shares	Share capital	Share premium	Treasury shares
December 31, 2018	67,562,333	—	1,351	298,149	—
Issuance of shares – incentive plans	681,770	—	13	672	—
Conversion of note agreement, net of transaction costs	3,615,328	—	73	47,705	—
		—			—
December 31, 2019	71,859,431	—	1,437	346,526	—
Issuance of shares – incentive plans, net of RSU expiration and forfeiture	77,307	—	1	364	—
Issuance of shares to be held as treasury shares, net of transaction costs	5,000,000	(5,000,000)	100	—	(100)
December 31, 2020	76,936,738	(5,000,000)	1,538	346,890	(100)

The common shares and treasury shares have nominal values of CHF 0.02 per share. All shares have been fully paid. These treasury shares are held by the Company and are not considered outstanding shares as of December 31, 2020. Finally, as of December 31, 2020 the Company has an additional 9,500,000 authorized shares for issuance which have not been issued nor are outstanding. Additionally, 19,632 RSUs either expired or were forfeited in 2020.

At the market equity offering

In September 2020, the Company established an “at the market offering program” for the sale of up to USD 80 (CHF 71.3) million worth of our common shares issued from time to time by entering into an Open Market Sale Agreement (Sales Agreement) with Jefferies LLC (Jefferies) as the sales agent. Issuance costs incurred in connection with establishing this facility and execution of the Sales Agreement with Jefferies primarily consist of legal, printing and accounting fees.

No common shares have been sold pursuant to the Sales Agreement as of December 31, 2020. For the years ended December 31, 2020, 2019 and 2018, the Company has expensed issuance costs of CHF 0.5 million, nil and nil, respectively, in the statement of income/(loss).

Convertible note agreement

The Company and Lilly entered into a convertible note agreement effective January 23, 2019 for USD 50 (CHF 50.3) million. In April 2019, the convertible note agreement with Lilly automatically converted in line with the terms of the agreement. As a result of this conversion, 3,615,328 of our common shares were issued to Lilly. This note is now fully settled and there is no further equity or cash consideration due to Lilly thereunder.

Follow-on offerings

On July 24, 2018, the Company announced that it had closed the first subscription rights offering and underwritten the primary offering of its common shares, and that the underwriters had exercised in full their option to purchase an additional 1,108,695 shares at a price per share of USD 11.75. The underwriters’ exercise of the option to purchase additional shares brought the total number of common shares sold by the Company to 8,500,000 shares, resulting in total gross proceeds raised in these offerings, before underwriting discounts and estimated expenses of the offering, to approximately USD 99.9 (CHF 98.9) million. On July 20, 2018, the Company commenced a second subscription rights offering of up to 1,500,000 shares. At closing of the second subscription rights offering on July 31, 2018, the Company issued 1,500,000 additional common shares, resulting in gross proceeds of approximately USD 17.6 (CHF 17.4) million.

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

As the Company raised USD 117.5 (CHF 116.3) million in its three offerings completed in July 2018, the Company may execute one or more future offering of securities covered by the Shelf Registration Statement up to USD 232.5 million.

10.	Trade payables and accrued liabilities

	As of December 31,
In CHF thousands	2020	2019
Trade and other payables	2,184	142
Total trade and other payables	2,184	142

Accrued research and development costs	5,298	7,228
Accrued payroll expenses	3,494	2,896
Other accrued expenses	2,293	1,673
Total accrued expenses	11,085	11,797

An accrual of CHF 2.1 million and CHF 1.8 million was recognized for performance-related remuneration within accrued payroll expenses for 2020 and 2019, respectively.

11.	Financing obligation

On January 4, 2016, September 13, 2016 and January 26, 2018 for the fiscal years 2016, 2017 and 2018, respectively, AC Immune obtained separate funding commitment notices from the LuMind Research Down Syndrome Foundation (LuMind) totaling USD 200 thousand in each instance. Per the Research Grant Agreement, AC Immune has an obligation to reimburse LuMind for an amount equal to 125% of the then funding commitment made by LuMind to AC Immune.

On October 31, 2018, LuMind and the Company modified the repayment terms in an effort to fund a Down Syndrome Clinical Trials Network. The repayment terms were modified such that the Company will repay the outstanding balance in three installments in 2018, 2019 and 2020, with the total repayment to equal the total the Company is to receive in funding plus the additional 25% interest.

As of December 31, 2020, the Company has fully repaid this financing obligation.

12.	Contract revenues

For the years ended December 31, 2020, 2019 and 2018, AC Immune generated contract revenues of CHF 15.4 million, CHF 110.5 million and CHF 6.9 million, respectively. For comparability, the Company reclassified CHF 0.3 million, CHF 0.6 million and CHF 0.3 million from contract revenues to other income/(expense) for the years ended December 31, 2020, 2019 and 2018, respectively for prior grants from the MJFF.

The following tables provide contract revenue amounts from its LCAs for the years ended December 31, 2020, 2019 and 2018, respectively.

	For the years ended December 31,
In CHF thousands	2020	2019	2018
Lilly	14,348	105,662	—
Genentech	—	—	—
Janssen	1,083	1,173	2,157
Life Molecular Imaging	—	2,206	—
Biogen	—	1,063	4,024
Other	—	352	731
Total contract revenue	15,431	110,456	6,912

Lilly accounted for 93% and 96% of our contract revenues in 2020 and 2019, respectively. Biogen and Janssen accounted for 58% and 31% of our contract revenues in 2018, respectively.

The following table presents changes in the Company’s contract assets and liabilities during the years ended December 31, 2020 and 2019:

In CHF Thousands	Balance at the beginning of the reporting period	Additions	Deductions	Balance at the end of the reporting period
Twelve months ended December 31, 2020:
Accrued income	1,095	2,354	(1,858)	1,591
Deferred income	4,477	1,467	(5,638)	306

Twelve months ended December 31, 2019:
Accrued income	3,667	2,211	(4,783)	1,095
Deferred income	351	7,686	(3,560)	4,477

During the years ended December 31, 2020, 2019 and 2018, the Company recognized the following contract revenues as a result of changes in the contract asset and the contract liability balances in the respective periods:

	For the years ended December 31,
In CHF thousands	2020	2019	2018
Revenues recognized in the period from:
Amounts included in the contract liability at the beginning of the period	4,477	351	1,551
Performance obligations satisfied in previous periods	10,000	2,206	—

12.1       Licensing and collaboration agreements

Morphomer Tau small molecule – 2018 license agreement with Eli Lilly and Company

In December 2018, we entered into an exclusive, worldwide licensing agreement with Eli Lilly and Company (Lilly) to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases. More specifically, this is an exclusive license with the right to Lilly to grant sublicenses under the ACIU Patents, the ACIU know-how, and ACIU’s interests in the Joint Patents and the joint know-how to Exploit the Licensed Compounds and Licensed Products. The agreement became effective on January 23, 2019 (the “effective date”) when the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired. In Q3 2019, the Company and Lilly entered into the first amendment to divide the first discretionary milestone payment under the agreement of CHF 60 million into two installments, with the first CHF 30 million paid in Q3 2019 and the second CHF 30 million to be paid on or before March 31, 2020 unless Lilly terminated the agreement earlier. In Q1 2020, the Company and Lilly entered into a second amendment to replace the second CHF 30 million to be paid on or before March 31, 2020 with two milestone payments, one of CHF 10 million to be paid on or before March 31, 2020 and the other of CHF 60 million following the first patient dosed in a Phase 2 clinical study of a licensed product in the US or EU.

Per the terms of the agreement, the Company received an initial upfront payment of CHF 80 million in Q1 2019 for the rights granted by the Company to Lilly. To date, the Company has completed a Phase 1 clinical study with ACI-3024. The program will be expanded to NeuroOrphan indications and ACI-3024 will be further evaluated for efficacy in models of rare Tauopathies.

Additionally, the Company and Lilly have continued candidate characterization across the research program, identifying new and highly differentiated candidates with desired cerebrospinal fluid exposure and selectivity for pathological aggregated Tau. These will be broadly developed in Tau-dependent neurodegenerative diseases by Lilly.

Lilly is responsible for leading and funding further clinical development and will retain global commercialization rights for all indications.

Per the terms of the agreement, the Company may become eligible to receive additional milestone payments totaling up to approximately CHF 880 million for clinical and regulatory milestones and CHF 900 million upon achievement of certain commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low double-digits to the mid-teens. The agreement will terminate by the date of expiration of the last royalty term for the last licensed product. However, under the terms of the agreement, Lilly may terminate the agreement at any time by providing 3 months’ prior notice to us.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Lilly is a customer. The Company identified the following significant performance obligations under the contract: (i) a right-of-use license and (ii) research and development activities outlined in the development plan. Per the agreement, the Company was responsible for the preclinical and Phase 1 activities for the first clinical candidate, ACI-3024, which the Company determined was distinct and capable of being completed by Lilly or a third party. Preclinical activities for which AC Immune was responsible prior to their completion in Q2 2019 included final manufacturing of materials for use in the regulatory submission of the protocol and in the Phase 1 study. For the completed Phase 1, AC Immune was responsible for leading the study design, obtaining relevant regulatory agency approvals, arranging necessary third-party contracts, completing patient selection, ensuring patient treatment, following up with patients, drafting the clinical study report development and other relevant clinical activities to ensure that the primary objective of the study was completed. The Company used CMOs for certain of its preclinical activities and CROs to complete certain Phase 1 activities and to issue the final clinical study report.

The Company’s preclinical and Phase 1 activities did not represent integrated services with the licensed IP for which Lilly contracted. Lilly purchased a license to the Company’s Tau therapeutic small-molecule program, which was delivered at commencement of the agreement, and AC Immune’s preclinical and Phase 1 activities did not affect the form or functionality of this license. The Company’s objective for the Phase 1 activity was to assess safety and tolerability and did not modify or customize ACI-3024. The completion of these preclinical and Phase 1 activities does not affect the licensed IP.

Finally, per the agreement, each party has three representatives on a joint steering committee (JSC); depending upon the agenda, additional field experts can attend the JSC to provide the technical and scientific contribution required. The JSC meets on a regular basis depending on agreements between the representatives. The JSC is responsible for serving as the forum to (i) discuss, review and approve certain activities by reviewing and discussing the development progress with updates on back-up candidates, (ii) discuss, review and approve all amendments to the global development plan, (iii) periodically discuss and review commercialization of licensed products and (iv) review and approve reports related to development costs among other activities. The JSC is intended to ensure that communication between the parties remains consistent and that the development plan is progressing as intended.

The valuation of each performance obligation involves estimates and assumptions with revenue recognition timing to be determined by either delivery or the provision of services.

The Company used the residual approach to estimate the selling price for the right-of-use license and an expected cost plus margin approach for estimating the research and development activities. The right-of-use license was delivered on the effective date. The research and development activities were delivered over time as the services were performed. For these services, revenue was recognized over time using the input method, based on costs incurred to perform the services, as the level of costs incurred over time is thought to best reflect the transfer of services to Lilly. The Company determined the value of the research and development activities to be CHF 6.9 million and deferred this balance from the effective date. As of December 31, 2020, the Company has cumulatively recognized CHF 6.9 million in contract revenue, resulting in no deferred income (contract liability) on the balance sheets. The remaining CHF 73.1 million from the upfront payment was allocated to the right-of-use license and recognized on the effective date.

At inception of the agreement, none of the clinical, regulatory or commercial milestones had been included in the transaction price, as all milestone amounts were fully constrained. Through December 31, 2020, the Company has recognized CHF 40 million from milestone payments triggered in Q3 2019 and Q1 2020 related to the right-of-

use license for IP as there were no further constraints related to these milestones. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Lilly and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2020, 2019 and 2018, we have recognized CHF 14.3 million, CHF 105.7 million and nil, respectively from this arrangement.

Anti-Abeta antibody in AD – 2006 agreement with Genentech, a member of the Roche Group

In November 2006, we signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal therapeutic antibody targeting misfolded Abeta. The agreement was amended March 2009, January 2013, May 2014 and May 2015. The agreement also provides for the development of a second therapeutic product for a non-AD indication based on the same intellectual property and anti-Abeta antibody compound. The value of this partnership is potentially greater than USD 340 (CHF 303) million.

The term of the agreement commenced on the effective date and, unless sooner terminated by mutual agreement or pursuant to any other provision of the agreement, terminates on the date on which all obligations between the parties with respect to the payment of milestones or royalties with respect to licensed products have passed or expired. Either party may terminate the agreement for any material breach by the other party, provided a cure period of 90 days from the date when that notice is given.

Genentech commenced a first Phase 3 clinical study in March 2016 for crenezumab (CREAD). In March 2017, Genentech started a second Phase 3 clinical trial (CREAD 2). Since 2013, crenezumab has also been studied in a Phase 2 trial in individuals who carry the PSEN1 E280A autosomal-dominant mutation and do not meet the criteria for mild cognitive impairment due to AD or dementia due to AD and are, thus, in a preclinical phase of AD (autosomal dominant AD (ADAD)). In 2019, Genentech initiated a Tau Positron Emission Tomography (PET) substudy to the ongoing Phase 2 trial in ADAD to evaluate the effect of crenezumab on Tau burden, which may also increase the understanding of disease progression in the preclinical stage of ADAD.

If crenezumab receives regulatory approval, we will be entitled to receive royalties that are tied to annual sales volumes with different royalty rates applicable in the US and Europe ranging from the mid-single digits to mid-teens. To date, we have received total milestone payments of USD 65 million (CHF 70.1 million) comprised of an upfront payment of USD 25 (CHF 31.6) million and of USD 40 (CHF 38.2) million for clinical development milestones achieved all-in prior to January 1, 2017. Genentech may terminate the agreement at any time by providing 3 months’ notice to us. In such event all costs incurred are still refundable.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Genentech is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) conducting of research under a research plan. The Company considered the research and development capabilities of Genentech and Genentech’s right to sublicense to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research does not significantly impact or modify the licenses’ granted functionality.

At execution of the agreement, the transaction price included the upfront consideration received of USD 25 (CHF 31.6) million. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestone payments since inception, totaling USD 40 (CHF 38.2) million. The Company could receive greater than USD 275 (CHF 245) million or more for further regulatory milestones for this exclusive, worldwide alliance. In assessing that future regulatory milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to royalties will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

On January 30, 2019, we announced that Roche, the parent of Genentech, is discontinuing the CREAD and CREAD 2 (BN29552 and BN29553) Phase 3 studies of crenezumab in people with prodromal-to-mild sporadic AD. The decision came after an interim analysis conducted by the Independent Data Monitoring Center (IDMC) indicated that crenezumab was unlikely to meet its primary endpoint of change from baseline in Clinical Dementia Rating-Sum of Boxes (CDR-SB) Score. This decision was not related to the safety of the investigational product. No safety signals for crenezumab were observed in this analysis and the overall safety profile was similar to that seen in previous trials.

Crenezumab continues to be studied in the Phase 2 preventive trial, which began in 2013 in Columbia, of cognitively healthy individuals who carry the PSEN1 E280A autosomal-dominant mutation and are in a preclinical phase of ADAD. This study will determine if treating people carrying this mutation with crenezumab prior to the onset of AD symptoms will slow or prevent the decline of cognitive and functional abilities.

For the years ended December 31, 2020, 2019 and 2018, we have recognized no revenues from this arrangement.

Anti-Tau antibody in AD – 2012 agreement with Genentech, a member of the Roche Group

In June 2012, we entered into a second agreement with Genentech to research, develop and commercialize our anti-Tau antibodies for use as immunotherapeutics and diagnostics. The agreement was amended in December 2015. The value of this exclusive, worldwide alliance is potentially greater than CHF 400 million and includes upfront and clinical, regulatory and commercial milestone payments. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the mid-single digits to low-double digits. The agreement also provides for collaboration on at least one additional therapeutic indication outside of AD built on the same anti-Tau antibody program as well an anti-Tau diagnostic product for AD.

The term of the agreement commenced on the effective date and, unless sooner terminated by mutual agreement or pursuant to any other provision of the agreement, terminates on the date on which all obligations between the parties with respect to the payment of milestones or royalties with respect to licensed products have passed or expired. Either party may terminate the agreement for any material breach by the other party, provided a cure period of 90 days from the date when that notice is given.

To date, we have received payments totaling CHF 59 million, including a milestone payment of CHF 14 million received and recognized in Q4 2017 associated with the first patient dosing in a Phase 2 clinical trial for AD with an anti-Tau monoclonal body known as semorinemab, a milestone payment of CHF 14 million recognized in Q2 2016 and received in July 2016, associated with the announcement of the commencement of the Phase 1 clinical study of semorinemab, and a milestone payment of CHF 14 million received in 2015 in connection with the ED-GO decision. As we met all performance obligations on reaching these milestones, we have recognized revenue in the respective periods. Genentech may terminate the agreement at any time by providing 3 months’ notice to us.

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

At execution of the agreement, the transaction price included an upfront consideration received of CHF 17 million. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestones since inception totaling CHF 42 million. The Company could also receive up to an additional CHF 368.5 million in clinical, regulatory and commercial milestones. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

On September 23, 2020, the Company reported that Genentech informed us of top line results from a Phase 2 trial of the anti-Tau antibody, semorinemab, in early (prodromal to mild) Alzheimer’s disease (AD) which show that semorinemab did not meet its primary efficacy endpoint of reducing decline on Clinical Dementia Rating-Sum of Boxes (CDR-SB) compared to placebo. The primary safety endpoint was however met. Two secondary endpoints, Alzheimer’s Disease Assessment Scale-Cognitive Subscale 13 (ADAS-Cog13) and Alzheimer’s Disease Cooperative Study Group – Activities of Daily Living Inventory (ADCS-ADL), were not met. A second Phase 2 study of semorinemab in patients with moderate AD remains ongoing.

For the years ended December 31, 2020, 2019 and 2018, we have recognized no revenues from this arrangement, respectively.

Tau vaccine in AD – 2014 agreement with Janssen Pharmaceuticals, Inc.

In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc. (Janssen) one of The Janssen Pharmaceutical Companies of Johnson & Johnson, to develop and commercialize therapeutic anti-Tau vaccines for the treatment of AD and potentially other Tauopathies. The value of this partnership is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low-double digits to the mid-teens. In April 2016, July 2017, January 2019 and November 2019, the companies entered into the first, second, third and fourth amendments, respectively. These amendments allow for the alignment of certain payment and activity provisions with the Development Plan and Research Plan activities. We and Janssen are co-developing the second-generation lead therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a completion. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the second-generation vaccines.

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

The Company received an upfront, non-refundable license fee of CHF 25.9 million, which we recognized as revenue in 2014. In May 2016, we received a payment of CHF 4.9 million for reaching a clinical milestone in the first Phase 1b study. As we met all performance obligations on reaching the milestone, we have recognized this income as revenue.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Janssen is a customer. The Company identified the following performance obligations under the contract: (i) a right-of-use license and (ii) research and development services including a development and chemistry, manufacturing and controls work plan. The Company considered the research and development capabilities of Janssen, Janssen’s right to sublicense, and the fact that the research and development services are not proprietary and can be provided by other vendors, to conclude that the license has stand-alone functionality and is distinct. The Company’s obligation to perform research and development services does not significantly impact or modify the licenses’ granted functionality. Based on these assessments, the Company identified the license and the research and development services as the performance obligations at the inception of the arrangement, which were deemed to be distinct in the context of the contract.

At execution of the agreement, the transaction price included only the upfront consideration received of CHF 25.9 million. At inception, none of the clinical, regulatory or commercial milestones has been included in the transaction price, as all milestone amounts were fully constrained. The Company did receive a payment of CHF 4.9 million for reaching a clinical milestone in the first Phase 1b study in May 2016. The Company could also receive up to more than CHF 458 million in clinical, regulatory and commercial milestones as well as tiered, low-double digit to mid-teen royalties on aggregate net sales of products. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Janssen and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2020, 2019 and 2018, we have recognized revenues totaling CHF 1.1 million, CHF 1.2 million and CHF 2.2 million, respectively from this arrangement.

Tau-PET imaging agent in AD –2014 agreement with Life Molecular Imaging (LMI) (formerly Piramal Imaging SA)

In May 2014, we entered into an agreement, our first diagnostic partnership, with LMI, the former Piramal Imaging SA. The partnership with LMI is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein PET tracers supporting the early diagnosis and clinical management of AD and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 159 (CHF 175) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low-teens. LMI may terminate the LCA at any time by providing 3 months’ notice to us.

In connection with this agreement, AC Immune received a payment of EUR 500 (CHF 664) thousand, which was fully recognized in 2015. In Q1 2017, we recorded a milestone payment of EUR 1 (CHF 1.1) million related to the initiation of “Part B” of the first-in-man Phase 1 study. In Q3 2019, the Company recognized EUR 2 (CHF 2.2) million in connection with the initiation of a Phase 2 trial of Tau-PET tracer in patients with mild cognitive impairment and mild–to-moderate AD in comparison with non-demented control participants. The Company is eligible to receive variable consideration related to the achievement of certain clinical milestones totaling EUR 8 (CHF 9) million should the compound make it through Phase 3 clinical studies. We are also eligible to receive potential regulatory and sales-based milestones totaling EUR 148 (CHF 162) million. Finally, the Company is eligible for royalties from the mid-single digits to low-double digits.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that LMI is a customer. The Company has identified that the right-of-use license as the only performance obligation. The Company determined that transaction price based on the defined terms allocated to each performance obligation specified in the contract.

The upfront payment constitutes the amount of consideration to be included in the transaction price and has been allocated to the license. None of the clinical, regulatory or commercial milestones has been included in the transaction price as these variable consideration elements are considered fully constrained. As part of its evaluation of the constraint, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts.

Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as these amounts have been determined to relate predominantly to the license granted to LMI and therefore are recognized at the later of when the performance obligation is satisfied or the related sales occur. The Company considered LMI’s right to sublicense and develop the Tau protein PET tracers, and the fact that LMI could perform the research and development work themselves within the license term without AC Immune, to conclude that the license has stand-alone functionality and is distinct. The Company believes that the contracted amount represents the fair value. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2020, 2019 and 2018, the Company has recognized nil, CHF 2.2 million and nil, respectively, from this arrangement.

A-syn and TDP-43 PET tracers – 2016 agreement with Biogen

On April 13, 2016, we entered into a non-exclusive research collaboration agreement with Biogen International GmbH, (Biogen). Under the agreement, we and Biogen have agreed to collaborate in the research and early clinical development of our a-syn PET tracer program for PD and other synucleinopathies, and a second program for the identification, research and development of novel PET ligands against TDP-43, a protein recently linked to neurodegeneration in diseases such as amyotrophic lateral sclerosis (ALS). In addition, we have agreed to share the costs of the collaboration, with Biogen primarily funding the majority of research costs, subject to a cap, which includes an upfront technology access fee and funding toward research and development personnel. We own all intellectual property rights to any invention relating to a-syn or TDP-43 PET tracers.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Biogen is a customer. The Company has identified two performance obligations in our Biogen collaboration: (i) technology access fee and (ii) research and development services. The Company determined the transaction price based on the defined terms allocated to each performance obligation specified in the contract. In instances where the Company is reimbursed for research and development contributions procured from third parties such as negotiated terms with clinical CROs, AC Immune records revenues for such services as it is acting as a principal in procuring the goods or services. The Company has the primary responsibility for fulfilling the promise to provide the specified good or service, it has inventory risk before transfer to the customer and it has discretion in negotiating the price with third parties. For other research and development services, revenues are recognized as work is performed, which correspond with and best depict the transfer of control to the customer in line with the terms outlined in the contract.

For the years ended December 31, 2020, 2019 and 2018, the Company has recognized nil, CHF 1.1 million and CHF 4.0 million, respectively, from this arrangement. This collaboration ended in April 2019.

12.2      Grant income

Grants from the Michael J. Fox Foundation

In Q3 2017, we formally signed a grant continuation with the MJFF. This grant provides funds for the development of PET tracers for pathological forms of the protein alpha-synuclein, to support the early diagnosis and clinical management of Parkinson’s disease. We subsequently signed two additional grants which facilitated the execution of a first-in-human study for a potential alpha-synuclein-PET tracer (PET tracer) with the current lead compound and to further develop the PET tracer. The Company retains its intellectual property rights for these alpha-synuclein-PET tracers. These grants concluded in Q2 2020.

In May 2020, the Company, as part of a joint arrangement with Skåne University Hospital (Skåne) in Sweden, was awarded a USD 3.2 (CHF 2.9) million grant from the MJFF’s Ken Griffin Alpha-synuclein Imaging Competition. As part of this grant, AC Immune is eligible to receive USD 2.5 (CHF 2.2) million directly from the MJFF. Skåne will receive USD 0.7 (CHF 0.7) million of the total grant directly from the MJFF over two years to conduct and support the clinical arm of the project.

The MJFF expects that AC Immune and Skåne will complete tasks according to the agreed timelines. AC Immune’s funding is variable depending on the satisfactory achievement of these specific tasks within a specific period of time.

For the years ended December 31, 2020, 2019 and 2018, the Company has recognized CHF 1.3 million, CHF 0.6 million and CHF 0.3 million, respectively, from these grants.

13.        Expenses by category

Research and Development

	For the Years Ended December 31,
In CHF thousands	2020	2019	2018
Operating expenses	43,787	37,465	32,921
Payroll expenses	14,424	12,382	10,662
Share-based compensation	1,276	585	694
Total research and development expenses	59,487	50,432	44,277

For the year ended December 31, 2020, 2019 and 2018, the Company incurred CHF 59.5 million, CHF 50.4 million and CHF 44.3 million in research and development expenses, respectively. These increases are predominantly driven by increases in investments in our research and development projects and full-time equivalents (FTEs).

For the years ended December 31, 2020, 2019 and 2018, the Company had 115.3, 102.7 and 87 FTEs in research and development.

General and administrative

	For the Years Ended December 31,
In CHF thousands	2020	2019	2018
Operating expenses	7,471	6,637	4,903
Payroll expenses	8,274	7,172	5,740
Share-based compensation	2,812	2,249	1,824
Total general and administrative expenses	18,557	16,058	12,467

For the year ended December 31, 2020, 2019 and 2018, the Company incurred CHF 18.6 million, CHF 16.1 million and CHF 12.5 million in general and administrative expenses, respectively. These increases are predominantly driven by increases in full-time equivalents (FTEs).

For the years ended December 31, 2020, 2019 and 2018, the Company had 26.7, 24.1 and 17 FTEs general and administrative functions.

Financial result, net

	For the Years Ended December 31,
In CHF thousands	2020	2019	2018
Financial income	78	303	127
Financial expense	(184)	(1,926)	(334)
Change in fair value of conversion feature	—	4,542	—
Exchange differences	(555)	(2,013)	(1,194)
Finance result, net	(661)	906	(1,401)

Our financial income and expense primarily consist of interest income and interest expense associated with our lease liabilities and prior convertible debt instrument.

For the year ended December 31, 2020, the following items from 2019 did not repeat:

•	the CHF 4.5 million gain on the conversion feature related to the Company’s convertible loan due to Lilly in 2019;

•	CHF 1.4 million in interest expenses related to effective interest recorded to amortize the host debt per the convertible loan due to Lilly; and

•	a CHF 1.2 million remeasurement loss related to the settlement of the convertible loan.

14.       Related-party transactions

For key management, including the board of directors (seven individuals excluding the CEO) and the executive management (five individuals including the CEO), compensation was as follows.

	For the years ended December 31,
In CHF thousands	2020	2019	2018
Short-term employee benefits	3,497	3,526	2,681
Post-employment benefits	214	215	160
Share-based compensation	2,578	2,155	1,683
Total	6,289	5,896	4,524

In 2018, as part of the Company’s subscription rights offering, a major shareholder and members of the board and executive management purchased an aggregate of 614,147 of the Company’s common shares on the same basis and otherwise on the same terms as the other participants in such rights offering.

15.       Income taxes

The Company recognized no income tax expense or deferred tax asset or liability positions for the years ended December 31, 2020, 2019, and 2018.

The income tax expense for each year can be reconciled to loss before tax as follows:

	For the Years Ended December 31,
In CHF thousands	2020	2019	2018
Income/(loss) before income tax	(61,921)	45,442	(50,951)
Tax expense/(benefit) calculated at the statutory rate of 13.6% (13.6% for 2019 and 20.6% for 2018)	(8,441)	6,194	(10,507)
Income not subject to tax/(expenses) not deductible for tax purposes	462	(62)	334
Effect of unused tax losses and tax offsets not recognized as deferred tax assets	7,979	(6,132)	10,173
Effective income tax rate benefit/(expense)	—	—	—

The tax rate used for the 2020 reconciliations above is the corporate tax rate of 13.6% (13.6% in 2019 and 20.6% in 2018) payable by corporate entities in the Canton of Vaud, Switzerland on taxable profits under tax law in that jurisdiction.

	As of December 31,
In CHF thousands	2020	2019	2018
Unrecognized deductible temporary differences, unused tax losses and unused tax credits
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:
Tax losses	121,948	64,125	109,294
Deductible temporary differences related to:
Right-of-use assets and lease liabilities, net	—	—	—
Retirement benefit plan	7,464	7,485	5,665

Total	129,412	71,610	114,959

Tax losses expiry dates are shown in the table below:

	As of December 31,
In CHF thousands	2020	2019	2018
Tax losses split by expiry date:
December 31, 2019	—	—	16,566
December 31, 2020	—	—	10,338
December 31, 2021	—	—	—
December 31, 2022	—	—	—
December 31, 2023	—	—	7,628
December 31, 2024	15,231	15,231	25,868
December 31, 2025	48,894	48,894	48,894
December 31, 2026	—	—	—
December 31, 2027	57,824	—	—
Total	121,948	64,125	109,294

The tax losses available for future offset against taxable profits have increased by CHF 57.8 million from 2019, representing the amount of tax losses that are additionally available as an offset, subject to expiration as disclosed in the table above, against future taxable income.

Consistent with prior years, the Company has not recorded any deferred tax assets in relation to the past tax losses available for offset against future profits as the recognition criteria were not met at the balance sheet date.

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

This plan is governed by the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG), which requires contributions to be made to a separately administered fund. The fund has the legal form of a foundation and it is governed by the board of trustees, which consists of an equal number of employer and employee representatives. The board of trustees is responsible for the administration of the plan assets and for the definition of the investment strategy.

The collective foundation is governed by a foundation board. The board is made up of an equal number of employee and employer representatives of the different affiliated companies. The Company has no direct influence on the investment strategy of the foundation board.

The assets are invested by the pension plan, to which many companies contribute, in a diversified portfolio that respects the requirements of the Swiss BVG. Therefore, disaggregation of the pension assets and presentation of plan assets in classes that distinguish the nature and risks of those assets is not possible. Under the plan, both the Company and the employee share the costs equally. The structure of the plan and the legal provisions of the BVG mean that the employer is exposed to actuarial risks. The main risks are investment risk, interest risk, disability risk and the life expectancy of pensioners. Through our affiliation with the pension plan, the Company has minimized these risks, as they are shared between a much greater number of participants. On leaving the Company, a departing employee’s retirement savings are transferred to the pension institution of the new employer or to a vested benefits institution. This transfer mechanism may result in pension payments varying considerably from year to year.

The pension plan is exposed to Swiss inflation, interest rate risks and changes in the life expectancy for pensioners. For accounting purposes under IFRS, the plan is treated as a defined benefit plan.

As of January 1, 2019 the Company changed from a fully insured plan to a plan for which the Company now bears investment and old age risks. The new plan has a higher statutory coverage ratio, which led to an increase in plan assets of 10% (CHF 1.2 million) for the year ended December 31, 2019. The increase is presented in Table B as part of the line “Return on plan assets excluding interest income.”

The following table sets forth the status of the defined benefit pension plan and the amount that is recognized in the balance sheet:

	As of December 31,
In CHF thousands	2020	2019	2018
Defined benefit obligation	(30,213)	(26,624)	(17,942)
Fair value of plan assets	22,749	19,139	12,277
Total liability	(7,464)	(7,485)	(5,665)

The following amounts have been recorded as net pension cost in the statement of income:

	For the Years Ended December 31,
In CHF thousands	2020	2019	2018
Service cost	1,626	1,313	1,095
Interest cost	71	195	100
Interest income	(42)	(133)	(65)
Net pension cost	1,655	1,375	1,130

The changes in defined benefit obligation, fair value of plan assets and unrecognized gains/(losses) are as follows.

A.	Change in defined benefit obligation

	For the Years Ended December 31,
In CHF thousands	2020	2019	2018
Defined benefit obligation as of January 1	(26,624)	(17,942)	(14,278)
Service cost	(1,626)	(1,313)	(1,095)
Interest cost	(71)	(195)	(100)
Change in demographic assumptions	1,428	1,138	—
Change in financial assumptions	(71)	(2,171)	750
Change in experience assumptions	(931)	(2,003)	(888)
Benefits deposited	(1,467)	(3,382)	(1,710)
Employees’ contributions	(851)	(756)	(621)
Defined benefit obligation as of December 31	(30,213)	(26,624)	(17,942)

B.	Change in fair value of plan assets

	For the Years Ended December 31,
In CHF thousands	2020	2019	2018
Fair value of plan assets as of January 1	19,139	12,277	9,352
Interest income	42	133	65
Employees’ contributions	851	756	621
Employer’s contributions	950	859	693
Benefits deposited	1,467	3,382	1,710
Return on plan assets excluding interest income	300	1,732	(164)
Fair value of plan assets as of December 31	22,749	19,139	12,277

Expected contributions by the employer to be paid to the post-employment benefit plans during the annual period beginning after the end of the reporting period amount to approximately CHF 1.1 million.

C.	Change in net defined benefit liability

	For the Years Ended December 31,
In CHF thousands	2020	2019	2018
Net defined benefit liabilities as of January 1	7,485	5,665	4,926
Net pension cost through statement of income	1,655	1,375	1,130
Remeasurement through other comprehensive loss	(726)	1,304	302
Employer’s contribution	(950)	(859)	(693)
Net defined benefit liabilities as of December 31	7,464	7,485	5,665

D.	Change in other comprehensive loss

	For the Years Ended December 31,
In CHF thousands	2020	2019	2018
Other comprehensive loss as of January 1	(5,587)	(4,283)	(3,981)
Effect of changes in demographic assumptions	1,428	1,138	—
Effect of changes in financial assumptions	(71)	(2,171)	750
Effect of changes in experience assumptions	(931)	(2,003)	(888)
Return on plan assets excluding interest income	300	1,732	(164)
Other comprehensive loss as of December 31	(4,861)	(5,587)	(4,283)

The fair value of the plan assets is the cash surrender value of the insurance with the insurance company (AXA). The investment strategy defined by the board of trustees follows a conservative profile.

The plan assets are primarily held within instruments with quoted market prices in an active market, with the exception of real estate and mortgages.

The weighted-average duration of the defined benefit obligation is 17.6 years and 19.3 years as of December 31, 2020 and 2019, respectively.

The actuarial assumptions used for the calculation of the pension cost and the defined benefit obligation of the defined benefit pension plan for the years ended December 31, 2020, 2019 and 2018, respectively, are as follows:

	For the Years Ended December 31,
	2020	2019	2018
Discount rate	0.20%	0.20%	0.90%
Rate of future increase in compensations	1.75%	1.75%	1.50%
Rate of future increase in current pensions	0.00%	0.00%	0.50%
Interest rate on retirement savings capital	0.50%	0.50%	0.90%
Mortality and disability rates	BVG 2020-CMI	BVG 2015-CMI	BVG 2015G

In defining the benefits, the minimum requirements of the Swiss BVG and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits.

A quantitative sensitivity analysis for significant assumptions as of December 31, 2020 is shown below:

	Discount rate		Future salary increase		Future pension cost		Interest rate on savings capital
Assumptions	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	In CHF thousands
Potential defined benefit obligation	27,740	33,080	30,912	29,519	31,652	28,916	31,070	29,405
Decrease/(increase) from actual defined benefit obligation	2,473	(2,867)	(699)	694	(1,439)	1,297	(857)	808

A quantitative sensitivity analysis for significant assumptions as of December 31, 2019 is shown below:

	Discount rate		Future salary increase		Future pension cost		Interest rate on savings capital
Assumptions	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	in CHF thousands
Potential defined benefit obligation	24,248	29,396	27,317	25,930	27,993	25,393	27,447	25,848
Decrease/(increase) from actual defined benefit obligation	2,376	(2,772)	(693)	694	(1,369)	1,231	(823)	776

The sensitivity analyses above are subject to limitations and have been determined based on a method that extrapolates the impact on net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

17.	Share-based compensation

Share-based option awards

Through the year ended December 31, 2020, there are equity-based instruments outstanding that the Company has granted under four different plans.

The Company’s 2016 Share Option and Incentive Plan (SOIP) was approved by the shareholders at the ordinary shareholders' meeting in November 2016. The 2016 Plan authorizes the grant of incentive and non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, performance share awards, performance-based awards to covered employees and dividend equivalent rights. The Company only grants equity-based instruments from the SOIP as of December 31, 2020.

The following table summarizes equity-settled share option grants since inception under each plan type:

PLAN	Number of options awarded (since inception)	Vesting conditions	Contractual life of options
Share option plan A	362,750	At grant	15.5 years
Share option plan B	819,000	At grant	10.5 years
Share option plan C1	6,775,250	4 years’ service from grant date	10 years
2016 SOIP:
Executives and directors	1,898,222	1 year, 3 year and 4 years’ service from the date of grant, quarterly and annually	10 years
Employees	989,279	4 years’ service from the date of grant, annually	10 years

The number and weighted-average exercise prices (in CHF) of options under the share option programs for Plans A, B, C1 and the 2016 SOIP are as follows:

	Number of options	Weighted-average exercise price (CHF)	Weighted-average remaining term (years)
Outstanding at January 1, 2018	1,359,891	2.09	5.8
Forfeited during the year	(73,624)	9.16	—
Exercised during the year	(151,814)	0.15	—
Granted during the year	484,403	9.79	—
Outstanding at December 31, 2018	1,618,856	4.25	6.3
Exercisable at December 31, 2018	932,175	1.25	4.4
Outstanding at January 1, 2019	1,618,856	4.25	6.3
Forfeited during the year	(73,699)	6.71	—
Exercised during the year	(616,833)	0.15	—
Granted during the year	1,053,305	5.24	—
Outstanding at December 31, 2019	1,981,629	5.93	8.3
Exercisable at December 31, 2019	602,218	4.94	6.5
Outstanding at January 1, 2019	1,981,629	5.93	8.3
Forfeited during the year	(53,591)	6.03	—
Expired during the year	(26,729)	4.38	—
Exercised during the year	(73,669)	2.00	—
Granted during the year	1,073,027	6.29	—
Outstanding at December 31, 2020	2,900,667	5.90	8.2
Exercisable at December 31, 2020	1,099,015	5.49	7.0

The outstanding stock options as of December 31, 2020 have the following range of exercise prices. In fiscal year 2018, we began to grant awards solely with USD denominated exercise prices and discontinued granting awards with a CHF denominated exercise price.

	Total options	Range of expiration dates
Range of exercise prices
CHF 0.15	243,125	2020–2026
CHF 9.53	223,646	2027
USD 5.04 to USD 12.30	2,433,896	2028–2030
Total outstanding options	2,900,667

The weighted-average exercise price for options granted in 2020, 2019 and 2018 is USD 7.11 (CHF 6.29), USD 5.41 (CHF 5.24) and USD 9.97 (CHF 9.79), respectively. The range of exercise prices for outstanding options was CHF 0.15 to CHF 9.53 for awards previously granted in CHF and USD 5.04 to USD 12.30 for awards granted in USD as of December 31, 2020.

Prior to the IPO, the exercise price was set by the board of directors. The volatility is based on the historical trend of an appropriate sample of companies operating in the pharmaceutical and biopharmaceutical industries. The risk-free interest rate is based on the CHF swap rate for the expected life of the option. The weighted-average share price of common share options exercised in 2020 is USD 6.86 (CHF 6.07).

The weighted-average grant date fair values of the options granted in 2020, 2019 and 2018 are USD 5.25 (CHF 4.65), USD 3.71 (CHF 3.59) and USD 6.66 (CHF 6.54), respectively. The following table illustrates the weighted-average assumptions for the Black-Scholes option-pricing model used in determining the fair value of these awards:

	For the Years Ended December 31,
	2020	2019	2018
Exercise price	USD 5.04-9.16	USD 5.15–5.54	USD 8.33–12.30
Share price (weighted average)	7.11	5.41	9.87
Risk-free interest rate	0%	0%	0%
Expected volatility	80%	80%	80%
Expected term	6 years	6 years	6 years
Dividend yield	—	—	—

Restricted share awards

A summary of non-vested share awards (restricted share and restricted share units) activity as of December 31, 2020 and changes during the year then ended is presented below:

Grantee type	Number of non-vested share awards granted	Vesting conditions	Contractual life of non-vested share awards
Restricted share units
Directors	83,864	1 year service from date of grant, annually	10 years
Executives	110,839	4 years’ service from the date of grant, quarterly	10 years
Restricted share awards	4,023	2.75 years’ service from date of grant, quarterly	10 years

	Number of non-vested shares	Weighted-average grant date fair value (CHF)
Non-vested at December 31, 2017	122,014	9.59
Forfeited during the year	(25,673)	9.48
Granted during the year	69,371	9.43
Vested during the year	(56,671)	9.60
Non-vested at December 31, 2018	109,041	9.51
Vested and exercisable at December 31, 2018	64,012	9.65
Non-vested at December 31, 2018	109,041	9.51
Forfeited during the year	—	—
Granted during the year	—	—
Vested during the year	(66,278)	9.51
Non-vested at December 31, 2019	42,763	9.52
Vested and exercisable at December 31, 2019	130,290	9.58
Non-vested at December 31, 2019	42,763	9.52
Forfeited during the year	(11,828)	9.47
Expired during the year	(7,804)	9.52
Exercised during the year	(84,638)	9.51
Granted during the year	—	—
Vested during the year	(23,269)	9.52
Non-vested at December 31, 2020	19,494	9.51
Vested and exercisable at December 31, 2020	49,289	9.47

The Company did not grant restricted share awards in 2020 or 2019, respectively. The weighted-average grant date fair value of the restricted share awards granted (restricted shares and restricted share units) was CHF 9.43 for the year ended December 31, 2018. The weighted-average grant date fair values of the remaining non-vested share awards as of the respective year end (restricted shares and restricted share units) was CHF 9.51, CHF 9.52 and CHF 9.51 for the years ended December 31, 2020, 2019 and 2018, respectively. These fair values of non-vested share awards granted have been determined using a reasonable estimate of market value of the common stock on the date of the award.

The expense charged against the income statement was CHF 4.1 million, CHF 2.8 million and CHF 2.5 million for the years ended December 31, 2020, 2019 and 2018, respectively. The expense is revised by the Company based on the number of instruments that are expected to become exercisable.

18.	Commitments and contingencies

In the normal course of business, we conduct product research and development programs through collaborative programs that include, among others, arrangements with universities, contract research organizations and clinical research sites. We have contractual arrangements with these organizations. As of December 31, 2020, external research projects included in the schedule below for 2021 total CHF 24.7 million that have been committed.

We lease our corporate, laboratory and other facilities under multiple leases at the EPFL Innovation Park in Ecublens, near Lausanne, Canton of Vaud, Switzerland. Our lease agreements have no termination clauses longer than a 12-month contractual notice period. Since January 1, 2019, the Company has applied IFRS 16 and recognized a right-of-use asset for its leases, except for short-term and low-value leases as indicated in Note 3. See “Note 5. Right-of-use assets and lease liabilities” for the contractual undiscounted cash flows for lease obligations.

	As of December 31,
In CHF thousands	2020	2019
Within 1 year	25,072	19,907
Between 1 and 3 years	8,885	12,993
Between 3 and 5 years	341	4,816
More than 5 years	57	2,193
Total	34,355	39,909

19.	Earnings per share

	For the Years Ended December 31,
In CHF thousands, except for share and per share data	2020	2019	2018
Basic income/(loss) per share (EPS):
Numerator:
Net income/(loss) attributable to equity holders of the Company	(61,921)	45,442	(50,951)
Denominator:
Weighted-average number of shares outstanding to equity holders	71,900,212	70,603,611	61,838,228
Basic income/(loss) for the period attributable to equity holders	(0.86)	0.64	(0.82)

Diluted income/(loss) per share (EPS):
Numerator:
Net income/(loss) attributable to equity holders of the Company	(61,921)	45,442	(50,951)
Denominator:
Weighted-average number of shares outstanding to equity holders	71,900,212	70,603,611	61,838,228
Effect of dilutive securities from equity incentive plans	—	499,730	—
Weighted-average number of shares outstanding – diluted to equity holders	71,900,212	71,103,341	61,838,228
Diluted income/(loss) for the period attributable to equity holders	(0.86)	0.64	(0.82)

In periods for which we have a loss, basic net loss per share is the same as diluted net loss per share. We have excluded from our calculation of diluted loss per share all potentially dilutive in-the-money (i) share options and (ii) shares that were issued upon conversion of the convertible note as their inclusion would have been anti-dilutive. Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	As of December 31,
	2020	2019	2018
Share options issued and outstanding (in-the-money)	412,191	1,081,836	1,472,589
Restricted share awards subject to future vesting	28,418	—	109,041
Convertible shares	—	911,261	—
Total	440,609	1,993,097	1,581,630

20.	Financial instruments and risk management

The Company’s activities expose it to the following financial risks: market risk (foreign exchange and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The following table shows the carrying amounts of financial assets and financial liabilities:

	As of December 31,
In CHF thousands	2020	2019
Financial assets
Long-term financial assets	334	304
Other current receivables	329	304
Short-term financial assets	65,000	95,000
Cash and cash equivalents	160,893	193,587
Total financial assets	226,556	289,195

	As of December 31,
In CHF thousands	2020	2019
Financial liabilities
Long-term lease liabilities	1,780	1,813
Trade and other payables	2,184	142
Accrued expenses	11,085	11,797
Short-term financing obligation	—	652
Short-term lease liabilities	443	442
Total financial liabilities	15,492	14,846

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has a policy of matching its cash holdings to the currency structure of its expenses, which means that the Company holds predominately CHF, with lesser balances of EUR and USD (see “Note 6. Cash and cash equivalents and financial assets”). The Company recognized a loss of CHF 0.7 million, CHF 0.8 million and CHF 1.2 million for the years ended December 31, 2020, 2019 and 2018, respectively, within “Finance result, net.”

As of December 31, 2020, if the CHF had strengthened/weakened by 10% against the EUR and the USD with all other variables held constant, the net loss for the period would have been lower/higher by CHF 0.8 million (2019: CHF 3.5 million), mainly as a result of foreign exchange gains/losses on predominantly EUR/USD denominated cash and cash equivalents and short-term financial assets.

Interest rates

The Company’s CHF cash holdings (inclusive of those held in short-term financial assets) are subject to negative interest rates at certain counterparty thresholds. As of December 31, 2020 if the interest rates charged by the counterparties had increased/decreased by 10%, the net income for the period would have been higher/lower by less than CHF 0.1 million. Interest income and interest expense are recorded within finance results, net in our statements of income/(loss).

Credit risk

The Company maintains a formal treasury risk and investment management policy to limit counterparty credit risk. As of December 31, 2020, the Company’s cash and cash equivalents and short-term financial assets are held with four financial institutions, each with a high credit rating assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Trade and other receivables are fully performing, not past due and not impaired (see “Note 6. Cash and cash equivalents and financial assets” and “Note 8. Other current receivables”).

Liquidity risk

Inherent in the Company’s business are various risks and uncertainties, including its limited operating history and the high uncertainty that new therapeutic concepts will succeed. AC Immune’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) acquire and keep key personnel employed and (iv) acquire additional capital to support its operations.

The Company’s approach of managing liquidity is to ensure sufficient cash to meet its liabilities when due. Therefore, management closely monitors the cash position on rolling forecasts based on expected cash flow to enable the Company to finance its operations for at least 18 months. The Company has CHF 2.2 million in trade and other payables, which are due within 12 months from the reporting date. Finally, as it relates to the Company’s lease liabilities please see “Note 5. Right-of-use assets and lease liabilities” for detail of when corresponding lease liabilities are due.

21.       Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to preserve the capital on the required statutory level in order to succeed in developing a cure against (i) AD, (ii) focused non-Alzheimer’s neurodegenerative diseases including NeuroOrphan indications and (iii) diagnostics.

22.       Subsequent events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these financial statements, for appropriate accounting and disclosures. We raised USD 8.8 (CHF 8.0) million, net of sales agent commissions, from the sale 764,977 of our ordinary shares pursuant to our ATM program in February 2021.