Form 20-F
period 2021-12-31
AC Immune SA
filed 2022-03-22
CIK 1651625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2021

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

Common shares: 83,479,013

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
Emerging growth company ☐

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

 ☒ Yes ☐ No

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F (the “Annual Report”) to “AC Immune,” “ACIU,” “Company,” “we,” “our,” “ours,” “us” or similar terms refer to AC Immune SA together with its subsidiary. The Company owns various registered and unregistered trademarks, for some of which protection has been obtained or is being sought, including Morphomer™, SupraAntigen™ and its corporate name, logo and Nasdaq Global Market symbol. All other trademarks, trade names and service marks of other companies appearing in this Annual Report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report may be referred to without the ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. The Company does not intend to use or display other companies’ trademarks and/or trade names to imply a relationship with, or endorsement or sponsorship of the Company by, any other companies.

Financial statements

Our consolidated financial statements are presented in Swiss Francs and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). None of the consolidated financial statements was prepared in accordance with generally accepted accounting principles in the United States (US). The terms “dollar” and “USD” refer to US dollars, and the terms “Swiss Franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, research and development (R&D) costs, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions, and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key information—D. Risk factors” in this Annual Report. These risks and uncertainties include multiple factors:

•
the success of our and our collaboration partners’ clinical studies, and our and their ability to obtain and maintain regulatory approval and to commercialize ACI-35, semorinemab, ACI-7104, Morphomer Tau, ACI-24 for Alzheimer’s disease (AD) and for Down syndrome-related AD (ACI-24 for DS), crenezumab, PI-2620, our Tau-positron emission tomography (PET) imaging tracer, our alpha-synuclein (a-syn) PET tracer and to a lesser extent our preclinical candidates;

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

•	our incorporation in Switzerland, the laws of which govern our corporate affairs and may differ from those applicable to companies incorporated in the US; and

•	the other risk factors discussed under “Item 3. Key information—D. Risk factors.”

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and senior management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

Risks related to our financial condition and capital requirements:

•
We are a clinical stage biopharmaceutical company with a history of losses. We anticipate incurring losses for the foreseeable future. As such, if we fail to obtain additional funding via product revenues, license and collaboration agreements, equity offerings or other forms of financing, we may need to delay, reduce or eliminate certain of our product development programs.

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

•
We have conducted and may in the future conduct clinical studies for our product candidates outside the US, and the FDA and applicable foreign regulatory authorities may not accept data from such studies.

•	Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

Risks related to our common shares:

•	We have limited free float in our common shares which may have a negative impact on the liquidity and market price of our common shares.

•	Certain of our existing shareholders exercise significant control over us, and your or other shareholders’ interests may conflict with the interests of such shareholders.

•	We are a Swiss corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of US jurisdictions.

•
We are a foreign private issuer (FPI) and, as a result, we are not subject to US proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a US domestic public company.

•
As an FPI, and as permitted by the listing requirements of Nasdaq, we rely on certain home country governance practices rather than the corporate governance requirements of Nasdaq. Should we lose our FPI status, we would be required to comply with the Exchange Act’s domestic reporting regime, which would cause us to incur significant legal, accounting and other expenses.

•
It is likely that we were a PFIC for 2019 and 2020, and there can be no assurance that we were not, or will not be, a PFIC for any other taxable year. If a US investor held our common shares during any taxable year in which we are or were a PFIC, the investor generally will be subject to adverse US federal income tax consequences.

Risks related to our business

We depend heavily on the success of our clinical and, to a lesser extent, preclinical products. Our clinical product candidates include ACI-35, ACI-24 for AD and DS, ACI-7104, semorinemab, crenezumab, Morphomer Tau, PI-2620 and our a-syn PET tracer. If our clinical studies are unsuccessful, if we or our collaboration partners do not obtain regulatory approval or if we or our collaboration partners are unable to commercialize ACI-35, ACI-24 for AD and DS, ACI-7104, semorinemab, crenezumab, Morphomer Tau, PI-2620 and our a-syn PET tracer, or if we experience significant delays in doing so, our business, financial condition and results of operations will be materially adversely affected.

We currently have no products approved for sale and have invested a significant portion of our efforts and financial resources in the development of ACI-35, ACI-24 for AD and DS, ACI-7104, semorinemab, crenezumab, Morphomer Tau, PI-2620 and our a-syn PET tracer, all of which are in clinical development as well as other preclinical candidates such as Morphomer a-syn and inflammasome. Our ability to generate product revenues, which we do not expect will occur for at least the next several years, if ever, will depend heavily on successful clinical development, obtaining regulatory approval and eventual commercialization of these product candidates. In this regard, we rely heavily on our collaboration partners for clinical development of certain of our product candidates, and they may choose to discontinue the clinical development process in certain cases. In addition, we currently generate no revenues from sales of any drugs or diagnostics, and we may never be able to develop or commercialize a marketable drug or diagnostic. The success of our current and future product candidates will depend on several factors, including the following:

•	completing preclinical and clinical studies that demonstrate the efficacy, safety and clinical utility of our preclinical and clinical product candidates;

•	receiving marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities;

•	launching commercial sales, marketing and distribution operations;

•	acceptance of our product candidates by patients, the medical community and third-party payors;

•	a continued acceptable safety profile following approval;

•	competing effectively with other therapies or diagnostic approaches; and

•	obtaining, maintaining, enforcing and defending our intellectual property rights and claims and not infringing on third parties’ intellectual property rights.

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

Positive or timely results from preclinical or early-stage clinical studies do not ensure positive or timely results in mid-to late-stage clinical studies or product approval by the US FDA, the European Medicines Agency (EMA), or comparable foreign regulatory authorities. Products that show positive preclinical or early clinical results may not show sufficient safety or efficacy in later-stage clinical studies and therefore may fail to obtain regulatory approvals. In addition, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their product candidates performed satisfactorily in preclinical and clinical studies have nonetheless failed to obtain marketing approval for the product candidates. The FDA, the EMA and comparable foreign regulatory authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe that the data collected from clinical studies of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA or any other regulatory authority.

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

We may undertake one or more significant corporate transactions that may not achieve their intended results, may adversely affect our financial condition and our results of operations or result in unforeseeable risks to our business.

We continuously evaluate the acquisition or disposition of operating businesses and assets and may in the future undertake one or more significant transactions, such as our purchase of Affiris AG’s (Affiris) program portfolio of therapeutics targeting a-syn, notably PD01, a clinically-validated active vaccine candidate for the treatment of Parkinson’s disease (PD). Any such transaction could be material to our business and could take any number of forms, including mergers, joint ventures and the purchase of equity interests. The consideration for such acquisitive transactions may include, among other things, cash, common shares or equity interests in us or our subsidiaries, or a contribution of equipment to obtain equity interests, and in conjunction with a transaction we might incur additional indebtedness. We also routinely evaluate the benefits of disposing of certain of our assets.

These transactions may present significant risks such as insufficient revenue to offset liabilities assumed, potential loss of significant revenue and income streams, increased or unexpected expenses, inadequate return of capital, regulatory or compliance issues, the triggering of certain covenants in our debt agreements (including accelerated repayment) and unidentified issues not discovered in due diligence. In addition, such transactions could distract management from current operations. As a result of the risks inherent in such transactions, we cannot guarantee that any such transaction will ultimately result in the realization of its anticipated benefits or that it will not have a material adverse effect on our business, financial condition and results of operations. If we were to complete such an acquisition, disposition, investment or other strategic transaction, we may require additional debt or equity financing that could result in a significant increase in our amount of debt and our debt service obligations or the number of outstanding common shares, thereby diluting holders of our common shares outstanding prior to such acquisition.

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

Accordingly, if ACI-35, ACI-24 for AD and DS, ACI-7104, semorinemab, crenezumab, Morphomer Tau, PI-2620 and our a-syn PET tracer are approved, competitors could file ANDAs for generic versions of ACI-35, ACI-24 for AD and DS, ACI-7104, semorinemab, crenezumab, Morphomer Tau, PI-2620 and our a-syn PET tracer or 505(b)(2) NDAs that reference ACI-35, ACI-24 for AD and DS, ACI-7104, semorinemab, crenezumab, Morphomer Tau, PI-2620 and our a-syn PET tracer, respectively. If there are patents listed in the Orange Book for ACI-35, ACI-24 for AD and DS, ACI-7104, semorinemab, crenezumab, Morphomer Tau, PI-2620 and our a-syn PET tracer, respectively, those ANDAs and 505(b)(2) NDAs would be required to include a certification for each listed patent, indicating whether the ANDA applicant does or does not intend to challenge the patent. We cannot predict whether any patents issuing from our pending patent applications will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether we would sue on any such patents or the outcome of any such suit.

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

Generally, the specific target population of patients and therapeutic time windows may make it difficult for us to enroll enough patients to complete clinical studies for our product candidates in a timely and cost-effective manner. Delays in the completion of any clinical study of our product candidates will increase our costs, slow down our product candidate development and approval process, and delay or potentially jeopardize our or our collaboration partners’ ability to commence product sales and generate revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical studies may also ultimately lead to the denial of regulatory approval of our product candidates.

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

We believe that our key competitor product candidates are (i) AADvac1 (Axon Neuroscience) for ACI-35.030; (ii) UB-311 (Vaxxinity) and ABvac40 (Araclon Biotech) for ACI-24; (iii) UB-312 (Vaxxinity) for ACI-7104; (iv) bepranemab (UCB/Roche) and JNJ-63733657 (Janssen) for semorinemab; (v) ADUHELM (Biogen), gantenerumab (Roche), lecanemab (BioArctic/Eisai), donanemab (Eli Lilly and Company) and solanezumab (Eli Lilly and Company) for crenezumab; (vi) TRx0237 (TauRx Pharmaceuticals) for Morphomer Tau; and (vii) Tauvid (Eli Lilly and Company), APN-1607 (Aprinoia Therapeutics), MK-6240 (Cerveau/Merck) and GTP1 (Genentech) for PI-2620, as described under “Item 4. Information on the Company—B. Business overview—Competition.”

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

Moreover, at the end of 2021 and into 2022, tensions between the United States and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, NATO has deployed additional military forces to Eastern Europe, including to Lithuania, and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and adversely affect our ability to commercialize our products (subject to regulatory approval) in this region. Currently, none of our clinical development or business activities are conducted directly or otherwise in Russia or Ukraine.

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

Our ability to effectively monitor and respond to the rapid and ongoing developments and expectations relating to environmental, social and governance (ESG) matters, including related social expectations and concerns, may impose unexpected costs on us or result in reputational or other harm to us that could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to adequately recognize and respond to the rapid and ongoing developments and governmental and social expectations relating to ESG matters such as climate change and access to health care and affordable drugs, this failure could result in missed corporate opportunities, additional regulatory, social or other scrutiny of us and our business, the imposition of unexpected costs or in damage to our reputation or our various relationships with governments, customers, employees, third parties and the communities in which we operate, in each case that could have a material adverse effect on our business, financial condition and results of operations.

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

Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have substantial experience with or been instrumental for us and our projects. Members of our key management include Dr. Andrea Pfeifer, our Chief Executive Officer; Dr. Marie Kosco-Vilbois, our Chief Scientific Officer; Dr. Johannes Rolf Streffer, our Chief Medical Officer; Piergiorgio Donati, our Chief Technical Operations Officer; Joerg Hornstein, our Chief Financial Officer; Jean-Fabien Monin, our Chief Administrative Officer; Dr. Julien Rongère, our Vice President (VP) for Regulatory Affairs and Quality Assurance; Dr. Olivier Sol, our VP Head of Clinical Development; Dr. Bojana Portmann, our Associate Vice President for Intellectual Property and Business Development (AVP IP); Alexandre Caratsch, our General Counsel; and Mark Danton, our VP Information Systems, Security and Digital Technologies.

The loss of our key managers and senior scientists could delay our research and development activities. Laws and regulations on executive compensation, including legislation in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In Switzerland, legislation affecting public companies is in force that, among other things, imposes an annual binding shareholders’ “say on pay” vote with respect to the total compensation of executive management, including executive officers and the board of directors, and prohibits severance or similar payment, bonuses for company purchases and sales, and additional contracts as consultants to or employees of other companies in the group. In addition, the competition for qualified personnel in the pharmaceutical and biopharmaceutical field is intense, and our future success depends upon our ability to attract, retain and motivate highly skilled scientific, technical and managerial employees. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. If our recruitment and retention efforts are unsuccessful in the future, it may be difficult for us to implement our business strategy, which could have a material adverse effect on our business.

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

We are increasingly dependent upon technology systems and data. Our computer systems continue to increase in multitude and complexity due to the growth in our business, making them potentially vulnerable to breakdown, malicious intrusion and random attack. Despite the implementation of security measures, our internal computer systems and those of our key business partners, CROs and service providers may be vulnerable to damage from computer viruses, unauthorized access or other similar cyber-attacks or incidents. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations.

Data privacy or security breaches, cyber-attacks and other cybersecurity incidents, including those by individuals authorized to access our technology systems or others, may pose a risk that sensitive data, including intellectual property, trade secrets or personal information belonging to us, our patients, study subjects or other business partners, may be exposed to unauthorized persons or to the public. Cyber-attacks are increasing in their frequency, sophistication and intensity, and are becoming increasingly difficult to detect. They are often carried out by motivated, well-resourced, skilled and persistent actors, including nation states, organized crime groups, “hacktivists” and employees or contractors acting with malicious intent. Cyber-attacks could include the deployment of harmful malware and key loggers, ransomware, a denial-of-service attack, a malicious website, phishing attacks, computer viruses, social engineering and other means to affect the confidentiality, integrity and availability of our technology systems and data. Our key business partners, CROs and service providers face similar risks and any security breach of their systems could adversely affect our security posture. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on our third-party research institution collaborators for research and development of our product candidates and on other third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. Our ability to monitor our CROs’, contractors’ and consultants’ data security practices are limited, and due to applicable laws and regulations or contractual obligations, we may be held responsible for any security breaches or cybersecurity attack attributed to them as they relate to the information we share with them. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary information or personal data of our employees, partners or study subjects, we could incur liability including notification obligations (including to the impacted individuals and applicable regulators or supervisory authorities), and the further development and commercialization of our product candidates could be delayed.

Although we continue to build and improve our systems and infrastructure, and to implement technical, organizational and legal security measures, and believe we have taken appropriate security measures to reduce these risks to our data and information technology systems, there can be no assurance that our efforts will prevent, detect or appropriately respond to breakdowns or breaches in our systems that could adversely affect our business and operations and/or result in the loss of critical or sensitive information, including personal information, which could result in financial, legal, business or reputational harm to us. We continue to invest in industry standard IS/IT solutions and managed services that often include the relevant, layered protection and monitoring practices surrounding our data and IT systems and related infrastructure. These investments reduce further these risks in that they enable organizations such as ours to leverage the resources necessary to monitor IT systems and infrastructure for any current or potential threats. We also regularly perform risk and impact assessments, the results of which generally lead to the implementation of certain measures designed to increase our level of data protection. These investments are costly, and as cyber threats continue to evolve, we may be required to expend significant, additional resources to continue to modify and/or enhance our protective, detective and responsive measures required to remediate any identified information security vulnerabilities. In addition, our liability insurance may not be sufficient in type or amount to cover us against claims related to security breaches, cyber-attacks and other related breaches. We may be required to expend significant capital and other resources to protect against and respond to any attempted or existing cybersecurity incidents. In addition, our remediation efforts may not be successful.

Changes in laws, rules or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws, rules, regulations and standards, or contractual or other obligations relating to data privacy and security, could result in claims, changes to our business practices, penalties, increased cost of operations and could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

We are, and may increasingly become, subject to various laws, rules, regulations and standards, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws, rules, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction and in a manner that is inconsistent with our data practices and that could have a material adverse effect on our results of operations, financial condition and cash flows. New laws, amendments to or reinterpretations of existing laws, rules, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations, and may require us to change how we use, collect, store, transfer or otherwise process certain types of personal information and to implement new processes to comply with those laws.

In the US, there are numerous federal and state laws and regulations related to the privacy and security of personal information. Regulations promulgated pursuant to the US Health Insurance Portability and Accountability Act of 1996 (HIPAA) establish privacy and security standards that limit the use and disclosure of protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and to ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation. Numerous states have enacted or are in the process of enacting state level data privacy laws and regulations governing the collection, use, and other processing of state residents’ personal information, such as the California Consumer Privacy Act (CCPA), which took effect on January 1, 2020 and provides new and enhanced data privacy rights to California residents, such as affording California residents the right to access and delete their information and to opt out of certain sharing and sales of personal information, and the California Privacy Rights Act of 2020 (CPRA), which is effective in most material respects starting on January 1, 2023 and imposes additional obligations on covered companies and will significantly modify the CCPA. In addition, laws in all 50 states require businesses to provide notice to individuals whose personal information has been disclosed as a result of a data breach.

Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the EU General Data Protection Regulation (GDPR), which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data. EU Member States are tasked under the GDPR to enact, and to have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU Member States and Switzerland (via its Federal Data Protection Act) governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates (and the obligations of sponsors of clinical trials acting as data controllers), the transfer of personal data out of the European Economic Area (EEA), the notification of security breaches and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or EUR 20 million, whichever is greater. The GDPR also applies to our key business partners, CROs and service providers, whether or not they are located in Europe, with which we share personal data subject to the GDPR. Additionally, following Brexit, we also are subject to the UK General Data Protection Regulation (UK GDPR) (i.e., a version of the GDPR as implemented into UK law), exposing us to two parallel regimes with potentially divergent interpretations and enforcement actions for certain violations. While the European Commission issued an adequacy decision intended to last for at least four years in respect of the UK’s data protection framework, enabling data transfers from EU member states to the UK to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories, the relationship between the UK and the EU in relation to certain aspects of data privacy and security law remains unclear. Although we do not have material operations in the UK, we cannot rule out potential disruptions in relation to the clinical regulatory framework applicable to our clinical studies in the UK, and to data privacy and security rules with respect to personal data sharing with vendors and clinical investigators in the UK, and we cannot predict future implications.

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

Our operations, and those of our third-party research institution collaborators, CROs, CMOs, suppliers, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, and other natural or man-made disasters or business interruptions, for which we are partly uninsured. In addition, we rely on our third-party research institution collaborators for conducting research and development of our product candidates, and they may be affected by government shutdowns or withdrawn funding. Moreover, at the end of 2021 and into 2022, tensions between the United States and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, North Atlantic Treaty Organization, or NATO has deployed additional military forces to Eastern Europe, including to Lithuania, and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and adversely affect our ability to commercialize our products (subject to regulatory approval) in this region. Currently, none of our clinical development or business activities are conducted directly or otherwise in Russia or Ukraine. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or by other business interruption.

The vast majority of our operations including our corporate headquarters are located in Ecublens, near Lausanne, Canton of Vaud, Switzerland. Damage or extended periods of interruption to our corporate, development or research facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease or delay development of some or all of our product candidates. Although we maintain property damage and business interruption insurance coverage on these facilities, our insurance might not cover all losses under such circumstances and our business may be seriously harmed by such delays and interruption.

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

Factors that may affect our ability to commercialize our product candidates on our own include recruiting and retaining adequate numbers of effective sales and marketing personnel, obtaining access to or persuading adequate numbers of physicians to prescribe our product candidates, and other unforeseen costs associated with creating an independent sales and marketing organization. Developing a sales and marketing organization requires significant investment, is time-consuming and could delay the launch of our product candidates. We may not be able to build an effective sales and marketing organization. In addition, successful commercialization also requires an enhanced regulatory organization which we currently do not have. If we are unable to build our own distribution and marketing capabilities, are unable to find suitable partners for the commercialization of our product candidates or do not successfully obtain the necessary regulatory capabilities, we may not generate revenues from them or be able to reach or sustain profitability.

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

Switching or adding additional clinical CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new clinical CRO commences work. As a result, delays occur, which could materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our clinical CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We currently rely on third-party suppliers and other third parties for production of our product candidates and our dependence on these third parties may impair the advancement of our research and development programs and the development of our product candidates.

We currently rely on, and expect to continue to rely on, third parties for the manufacturing and supply of chemical and biological compounds and formulations for the clinical studies of our current and future product candidates. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture of any of our product candidates on a clinical or commercial scale, if any of our product candidates receives regulatory approval. Reliance on third-party providers may expose us to different risks than if we were to manufacture product candidates ourselves. The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or other regulatory authorities, pursuant to inspections that will be conducted after we submit our NDA or comparable marketing application to the FDA or other regulatory authority. We do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control (QC), quality assurance (QA) and qualified personnel. If we are compelled or we wish to find alternative manufacturing facilities, this could significantly impact our ability to develop, obtain regulatory approval for or market our product candidates. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates or that obtained approvals could be revoked, which would adversely affect our business and reputation.

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

Our collaboration arrangements with our strategic partners may make us an attractive target for potential acquisition under certain circumstances.

Under certain circumstances, due to the structure of our collaboration arrangements with our strategic partners, our strategic partners may prefer to acquire us rather than pay the milestone payments or royalties under the collaboration arrangements, which may bring additional uncertainties to our business development and prospects. For example, under our collaboration arrangements with Genentech, Lilly and Janssen, we may become entitled to substantial milestone payments and royalties. As a result, rather than paying the milestone payments or royalties, Genentech, Lilly or Janssen, or one of their affiliates including Roche or Johnson & Johnson, may choose to acquire us.

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

Although patent term extensions under the Hatch-Waxman Act, in the US and under supplementary protection certificates (SPCs) in Europe may be available to extend the patent exclusivity term for our products, we cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long. The Hatch-Waxman Act permits a patent extension term of up to 5 years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. However, we may not be granted any extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. It is not possible to base an SPC in Europe on a patent in a European Member State if that patent expires before the Market Authorization (MA) of the clinical product, protected by the patent, is obtained. As the “product” (active ingredient(s)) must be “protected by a basic patent in force,” only a granted patent that is in force, and remains in force until it reaches the end of its full term, can serve as a “basic patent” upon which an SPC can be based. Therefore, expired patents and pending patent applications cannot serve as the basis for an SPC. Given the relatively long clinical development timelines of biologicals and new chemical entities for therapeutic purposes, we may not be granted any patent extensions as we might fail to apply for the extensions prior to expiration of relevant patents. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or if the term of any such extension is less than we request, such result could have a material adverse effect on our business.

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

Interference proceedings provoked by third parties, brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors, licensees or collaborators. An unfavorable outcome could require us or our licensing or collaboration partners to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be materially harmed if the prevailing party does not offer us or our licensing or collaboration partners a license on commercially reasonable terms or at all. If we or our licensing or collaboration partners are unsuccessful in any interference proceedings, we may lose our ownership of intellectual property or our patents may be narrowed or invalidated. There can be no assurance as to the outcome of the interference and opposition proceedings, and any of the foregoing could result in a material adverse effect on our business, financial condition, results of operations or prospects.

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

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and product candidates. Our success depends in large part on our and our licensing or collaboration partners’ ability to obtain and maintain patent and other intellectual property protection in the US, the EU and other countries with respect to our proprietary technologies and product candidates. In particular, Genentech, Lilly, Janssen or our other licensing or collaboration partners may be dependent on a license with a third party for the development and future commercialization of our product candidates. If such license is not granted or is terminated, Genentech, Lilly, Janssen or other licensing or collaboration partners may be required to cease development and commercialization of our product candidates, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

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

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce, and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect and some courts inside and outside the US are less willing or unwilling to protect trade secrets. The EU has introduced a Directive on trade secrets increasing the standards for protection. Because we rely on our advisors, employees and third-party contractors and consultants to research and develop and to manufacture our product candidates, we must, at times, share our intellectual property with them. We seek to protect our intellectual property and other proprietary technology in part by entering into confidentiality agreements and master service agreements, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, contractors, consultants, licensing and collaboration partners, and other third parties with confidentiality provisions. These agreements typically limit the rights of these third parties to use or disclose our confidential information, including our intellectual property and trade secrets. These agreements also typically restrict the ability of third parties to publish data potentially relating to our intellectual property, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with in the future may expect to be granted rights to publish data arising out of such collaboration, provided that we may have the right to be notified in advance and given the opportunity to delay publication for a limited time period in order for us to secure patent protection of intellectual property rights arising from the collaboration, in addition to the opportunity to remove confidential or trade secret information from any such publication. We also conduct joint research and development programs that may require us to share intellectual property under the terms of our research and development or similar agreements. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or other confidential information or proprietary technology and processes, or that such agreements will not be breached or that our trade secrets or other confidential information will not otherwise be disclosed. Despite the contractual provisions employed when working with these advisors, employees and third-party contractors and consultants, the need to share intellectual property and other confidential information increases the risk that such confidential information becomes known by our competitors, is inadvertently incorporated into the product development of others or is disclosed or used in violation of these agreements. Additionally, our grant agreements typically provide for dissemination of results to academic institutions and to the general public. As a result, our information may be disseminated with the loss of protection status.

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining the physical security of our premises and the physical and electronic security of our information technology systems. Despite our efforts to protect our intellectual property, our competitors may discover our trade secrets through breach of our agreements by third parties, for which we may not have adequate remedies for any breach, or publication of information by any of our CROs, academic partners, funding organizations or our licensing or collaboration partners. Additionally, if the steps we take or that we impose on our CROs maintain our trade secrets are deemed inadequate by law, we may have insufficient recourse against third parties for misappropriating such trade secrets. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business. Moreover, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent such competitor or other third party from using that technology or information to compete with us. A competitor’s or other third party’s discovery of our intellectual property would impair our competitive position and have a material adverse effect on our business.

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

If we fail to comply with the obligations in our intellectual property agreements, including those under which we license intellectual property and other rights to or from third parties, or otherwise experience disruptions to our business relationships with our licensees, our licensors and collaboration partners, we could lose intellectual property rights that are important to our business.

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

We are a clinical-stage biopharmaceutical company. Since 2003, although we have received upfront and milestone payments from our collaboration partners and certain other contract revenue, we have also incurred significant operating losses. We incurred net losses (defined as net loss attributable to owners of the Company) of CHF 73.0 million for the year ended December 31, 2021. In addition, we had accumulated losses of CHF 200.9 million as of December 31, 2021.

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

Although we have generated revenues from upfront and milestone payments related to our license and collaboration agreements, we have never generated any revenue from product sales and may never be profitable.

Although we have generated contract revenue from upfront and milestone payments related to our license and collaboration agreements, we have no products approved for commercialization and have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability depends on our and our licensors’ and collaboration partners’ ability to successfully complete the development of, and obtain the marketing approvals necessary, to commercialize one or more of our product candidates. We do not anticipate generating revenue from product sales unless and until we or our collaboration partners obtain regulatory approval for, and commercialize, our product candidates. Our ability to generate future revenue from product sales depends heavily on our and our collaboration partners’ success in many areas, including but not limited to:

•	successfully completing research and clinical development of our product candidates, by us or our collaboration partners, as the case may be;

•
obtaining marketing approvals for our clinical product candidates, including ACI-35, ACI-24 for AD and DS, ACI-7104, semorinemab, crenezumab, Morphomer Tau, PI-2620 and our a-syn PET tracer, for which we or our collaboration partners complete clinical studies;

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

Because of the numerous risks and uncertainties with biopharmaceutical and pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses and when, or if, we will be able to achieve profitability. Our expenses could increase beyond expectations if we are required by the FDA, the EMA or other regulatory agencies, domestic or foreign, to change our manufacturing processes, or to perform clinical, nonclinical or other types of studies in addition to those that we currently anticipate. In cases where we are successful in obtaining regulatory approvals to market one or more of our product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to obtain coverage and reimbursement at any price, and whether we own the commercial rights for that territory. If the number of our addressable patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, the treatment population is narrowed by competition, physician choice or treatment guidelines or other commercial related factors we may not generate significant revenue from sales of such products, even if approved. Accordingly, we may not be profitable in the future from the sale of any approved products.

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

We are currently advancing our clinical product candidates through clinical development, either together with a collaboration partner (ACI-35, semorinemab, Morphomer Tau, crenezumab and PI-2620) or independently (ACI-7104, ACI-24 for AD and for DS and our a-syn PET tracer). We expect our research and development expenses to continue to increase in connection with our ongoing activities, particularly as we and/or our collaboration partners continue our ongoing studies and initiate new studies of ACI-35, ACI-24 for AD and DS, ACI-7104, Morphomer Tau, PI-2620 and our a-syn PET tracer and initiate preclinical and clinical development of our other product candidates.

As of December 31, 2021, we had cash and cash equivalents of CHF 82.2 million and short-term financial assets of CHF 116.0 million resulting in a total liquidity position of CHF 198.2 million. We currently believe that our existing capital resources, not including potential milestone payments, will be sufficient to meet our projected operating requirements through at least Q1 2024. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we currently expect. In addition, changing circumstances may cause us to adjust our projected spending to amounts more than currently expected. We may also need to raise additional funds sooner than we anticipate due to various factors such as the scope and rate of progress of our development activities, regulatory approval outcomes and emergence of competing technologies, among others.

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

Until such time, if ever, as we can generate substantial product royalty revenue, we expect to finance our liquidity needs through a combination of equity offerings, debt financings, grants, and license and development agreements in connection with collaborations. In September 2020, the Company established an “at the market offering” (ATM) for the sale of up to USD 80 (CHF 73.9) million worth of our common shares from time to time by entering into an Open Market Sale Agreement (Sales Agreement) with Jefferies LLC (Jefferies). In Q2 2021, we filed a new registration statement on Form F-3 and entered into a new Sales Agreement to replace and extend the ATM program. We do not have any material committed external source of funds. In the event we need to seek additional funds, we may raise additional capital through the sale of equity, convertible debt or other securities. In such an event, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or proposing dividends to our shareholders.

If we raise additional funds through collaborations, strategic alliances, or marketing, distribution or licensing arrangements with third parties, we may have to grant or otherwise relinquish valuable rights to our intellectual property or future revenue streams.

Our ability to use tax loss carry-forwards in Switzerland may be limited.

As of December 31, 2021, we reported tax loss carry-forwards from financial years 2015 until 2021 for purposes of Swiss corporate income tax in the aggregate amount of CHF 197.2 million, which could be available to offset future taxable income. If not used, these tax losses will expire 7 years after the year in which they were incurred. Due to our limited income, there is a high risk that the tax loss carry-forwards will expire partly or entirely and we will not be able to use them to offset future taxable income thereafter for Swiss corporate income tax purposes.

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

Our significant in-process research and development (IPR&D) asset may become impaired.

Our consolidated balance sheet contains a material IPR&D asset. For an IPR&D asset, the risk of failure is significant, and there can be no certainty that the asset will become a successful candidate. Our ability to realize value on this significant investment is often contingent upon, among other things, regulatory approvals and market acceptance. As such, this IPR&D may become impaired and/or be written off at some time in the future if the associated R&D effort is abandoned or is curtailed.

Risks related to the regulatory environment

We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

Our future success is dependent on our and our collaboration partners’ ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more product candidates. We currently have two product candidates that have completed Phase 2 clinical studies and three that are in a Phase 2 clinical study. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates.

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

We generally plan to seek regulatory approval to commercialize our product candidates in the US, the EU and in additional foreign countries where we have commercial and typically intellectual property rights. To obtain regulatory approval in other countries, we must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy, chemistry, manufacturing and controls, clinical studies, commercial sales, pricing, marketing and distribution of our product candidates. Even if we are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdictions. Failure to obtain marketing authorization for our product candidates will result in our being unable to market and sell such products, which would materially adversely affect our business, financial condition and results of operations. If we fail to obtain approval in any jurisdiction, the geographic market for our product candidates could be limited. Similarly, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.

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

Clinical studies must be conducted in accordance with the legal requirements, regulations and guidelines of the FDA, EMA and comparable foreign regulatory authorities, and are subject to oversight by these governmental agencies and Institutional Review Boards (IRBs) at the medical institutions where the clinical studies are conducted. In addition, clinical studies must be conducted with supplies of our product candidates produced under cGMP and other requirements. We depend on medical institutions and CROs to conduct our clinical studies in compliance with cGCP standards. To the extent the CROs fail to enroll participants for our clinical studies, fail to conduct the study to cGCP standards or are delayed for a significant time in the execution of studies, including achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business.

To date, neither we nor our collaboration partners have completed all clinical studies required for the approval of any of our product candidates.

The completion of clinical studies for our product candidates may be delayed, suspended or terminated as a result of many factors, including but not limited to:

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

Even if we obtain and maintain approval for our product candidates from one jurisdiction, we may never obtain approval for our product candidates in other jurisdictions, which would limit our market opportunities and adversely affect our business.

Sales by us of our approved drugs will be subject to US and non-US regulatory requirements governing clinical studies and regulatory approval, and we plan to seek regulatory approval to commercialize our product candidates in the US, the European Economic Area (EEA), and other countries. Clinical studies conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not ensure approval in any other country, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. For example, approval in the US by the FDA does not ensure approval by the regulatory authorities in other countries or jurisdictions, and similarly, approval by a non-US regulatory authority, such as the EMA, does not ensure approval by regulatory authorities in other countries, including by the FDA. Approval processes and regulatory requirements vary among countries and can involve additional drug testing and validation and additional administrative review periods. Even if a drug is approved, the FDA or EMA, as the case may be, may limit the indications for which the drug may be marketed, require extensive warnings on the drug labeling, or require expensive and time-consuming clinical studies or reporting as conditions of approval. In many countries outside the US, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that would be charged for a drug is also subject to approval. Regulatory authorities in other countries also have their own requirements for approval of product candidates with which we must comply prior to marketing in those countries. Obtaining non-US regulatory approvals and compliance with such non-US regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our current and any future drugs, in certain countries. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our product candidates will be unrealized.

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

If a marketing authorization is obtained for any of our product candidates, the product will remain subject to continual regulatory review and therefore authorization could be subsequently withdrawn or restricted. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical studies and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA or a comparable foreign regulatory authority approves any of our product candidates, we will be subject to ongoing regulatory obligations and oversight by regulatory authorities, including with respect to the manufacturing processes, labeling, packing, distribution, adverse event reporting, storage, advertising and marketing restrictions, and record-keeping and, potentially, other post-marketing obligations, all of which may result in significant expense and limit our or our collaboration partners’ ability to commercialize such products. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP and cGCP requirements for any clinical studies that we conduct post-approval. Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical studies;

•
refusal by the FDA or an applicable foreign regulatory authority to approve pending applications or supplements to approved applications filed by us or our collaborations partners, or suspension or revocation of product license approvals;

•	regulatory constraints in promotion and distribution of drug products in various markets;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect our business, financial condition and results of operations. The FDA’s or those of an applicable foreign regulatory authority’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

We have conducted and may in the future conduct clinical studies for our product candidates outside the US, and the FDA and applicable foreign regulatory authorities may not accept data from such studies.

We have conducted and may in the future choose to conduct one or more of our clinical studies outside the US, including in Germany, Austria, Denmark, Sweden, Finland, the UK, Poland, Spain and the Netherlands. The acceptance of study data from clinical studies conducted outside the US or another jurisdiction by the FDA or applicable foreign regulatory authority may be subject to certain conditions. In cases where data from foreign clinical studies are intended to serve as the basis for marketing approval in the US, the FDA will not approve the application on the basis of foreign data alone unless the following are true: the data are applicable to the US population and US medical practice; the studies were performed by clinical investigators of recognized competence; and the data are considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical study requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar requirements. In addition, such foreign studies would be subject to the applicable local laws of the foreign jurisdictions in which the studies are conducted. There can be no assurance that the FDA or any applicable foreign regulatory authority will accept data from studies conducted outside of the US or the applicable jurisdiction. If the FDA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional studies, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our drugs or product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

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

In March 2010, former President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (HCERA) (collectively, the Health Care Reform Law), a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Health Care Reform Law, among other things, increased the rebates a manufacturer must pay to the Medicaid program; addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; established a new Medicare Part D coverage gap discount program, in which manufacturers must provide 50% point-of-sale discounts on products covered under Part D; and implemented payment system reforms, including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Further, the new law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance were enacted, which may affect our business practices with healthcare practitioners. On July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the US Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. On November 20, 2020, the Centers for Medicare and Medicaid Services (CMS) issued an interim final rule implementing former President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries. The Most Favored Nation regulations mandate participation by identified Medicare Part B providers and will apply in all U.S. states and territories for a seven-year period beginning January 1, 2021 and ending December 31, 2027. On December 28, 2020, the US District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

In 2020, we continued to face uncertainties because of continued US federal legislative and administrative efforts to repeal, substantially modify or invalidate some of the provisions of the Health Care Reform Law. In January 2017, Congress voted to adopt a budget resolution for the fiscal year 2017 that authorized the implementation of legislation that would repeal portions of the Health Care Reform Law. On December 14, 2018, a federal judge in Texas ruled that the Health Care Reform Law is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the 2017 Tax Act. On December 18, 2019, the Fifth Circuit Court of Appeals upheld the lower court’s decision that the Health Care Reform Law was unconstitutional. On March 2, 2020, the US Supreme Court granted certiorari to review the case and oral arguments were held on November 10, 2020. On January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the Health Care Reform Law marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. On June 17, 2021, the U.S. Supreme Court rejected the challenge to the Health Care Reform Law after finding that plaintiffs do not have standing to challenge the constitutionality of the statute. It is unclear what effect similar litigation, other efforts to repeal and replace the Health Care Reform Law and the healthcare reform measures of the Biden administration will have on the status of the ACA. Litigation and legislation over the Health Care Reform Law are likely to continue, with unpredictable and uncertain results. Congress also could consider subsequent legislation to replace elements of the Health Care Reform Law that are repealed. There is no assurance that the Health Care Reform Law, as currently enacted or as amended in the future, will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

Moreover, other legislative changes have also been proposed and adopted in the US since the Health Care Reform Law was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least USD 1.2 trillion for the years 2013 through 2021, was unable to reach the required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions in Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments, including the Infrastructure Investment and Jobs Act, will remain in effect through 2031 unless additional Congressional action is taken. The Coronavirus Aid, Relief, and Economic Security Act and subsequent legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2022. On January 2, 2013, former President Obama signed into law the American Taxpayer Relief Act of 2012 which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from 3 to 5 years. Further, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. The current U.S. administration continues to focus heavily on drug pricing issues and Congress has introduced a multitude of legislative proposals aimed at drug pricing. In addition, Congress is considering additional health reform measures as part of the budget reconciliation process. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations.

Additionally, in the EU, the new clinical trial regulation is scheduled to come into force on January 31, 2022. This new legislation will enforce the centralization of clinical trial applications and approvals, which will eliminate redundancy, but in some cases, this may extend timelines for clinical study approvals, due to potentially longer wait times. Austerity measures in certain European nations may also affect the prices we are able to seek if our products are approved. Both in the US and in the EU, legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical and biopharmaceutical products. We do not know whether additional legislative changes will be enacted, whether the regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be.

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

Our relationships with clinical centers are, and potentials customers and payors will be, subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which, if violated, could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, which constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable healthcare laws and regulations include the following:

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

Jurisdictions outside of the US have enacted laws and regulations defining the framework of business practices of pharmaceutical organizations in their interactions with government offices, medical institutions and healthcare professionals (HCP) in order to safeguard the independence of medical judgement and of prescription and purchasing decisions. These regulations typically prohibit illegitimate payments and other transfers of values to institutional players and HCPs and regulate the bases for their remuneration, such as for consultancy and other service arrangements, as well as the reimbursement of costs; in certain jurisdictions, regulations prescribe the disclosure of the existing relationships and/or the remunerations paid. In addition to government regulations, pharmaceutical industry associations, such as the European Federation of Pharmaceutical Industries and Associations (EFPIA), of which we have been a member since 2021, have enacted industry codes of conduct providing their own rules of compliance for their members’ interactions with government offices, medical institutions and HCPs.

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

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA or EMA regulations, to provide accurate information to the FDA or the EMA, or intentional failures to report financial information or data accurately or to disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious harm to our reputation. In April 2021 we amended our code of conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

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

•
the sentiment of retail investors, including the perception of our clinical trial results by such retail investors, which investors may be subject to the influence of information provided by social media, third party investor websites and independent authors distributing information on the internet;

•	technological innovations or commercial product introductions by us or our collaboration partners or competitors;

•	changes in government regulations;

•	developments concerning proprietary rights, including patents and litigation matters;

•	public concern relating to the commercial value or safety of any of our product candidates;

•	financing or other corporate transactions;

•	publication of research reports or comments by securities or industry analysts or key opinion leaders;

•	general market conditions in the pharmaceutical or biopharmaceutical industry or in the economy as a whole; or

•	other events and factors beyond our control.

Broad market and industry factors may materially affect the market price of companies’ stock, including ours, regardless of actual operating performance. Furthermore, issuers such as ourselves, whose securities have historically had limited trading volumes and/or have been susceptible to relatively high volatility levels, can be particularly vulnerable to short-seller attacks and trading in our common shares by non-fundamental investors such as hedge funds and others who may enter and exit positions in our common shares frequently and suddenly, causing increased volatility of our share price. Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of buying identical securities at a later date to return to the lender, and profit from a decline in the value of the securities in the process. The publication of any commentary by short sellers with the intent of creating negative market momentum may bring about a temporary, or possibly long-term, decline in the market price of our common shares.

There is only a limited free float of our common shares; this may have a negative impact on the liquidity of and the market price for our common shares.

As of the date hereof, certain principal shareholders controlling 5% or more of our common shares as well as our executive officers and directors together beneficially own approximately 61.2% of our common shares. The limited free float may have a negative impact on the liquidity of our common shares and result in a low trading volume of our common shares, which could adversely affect the price of our common shares.

Certain of our existing shareholders exercise significant control over us, and your interests may conflict with the interests of such shareholders.

Certain principal shareholders as well as our executive officers and directors together beneficially own approximately 61.2% of our common shares. Depending on the level of attendance at our general meetings of shareholders, these shareholders may be in a position to determine the outcome of decisions taken at any such general meeting. To the extent that the interests of these shareholders may differ from the interests of the Company’s other shareholders, the latter may be disadvantaged by any action that these shareholders may seek to pursue. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.

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

Our management has broad discretion in the application of our cash and cash equivalents and short-term financial assets. Our or our collaboration partners’ decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular product candidates or therapeutic areas may not lead to the development of any viable commercial product and may divert resources away from better opportunities. If we make incorrect determinations regarding the viability or market potential of any of our programs or product candidates or misread trends in the pharmaceutical or biopharmaceutical industry, in particular for neurodegenerative diseases, our business, financial condition and results of operations could be materially adversely affected. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases and disease pathways that may later prove to have greater commercial potential than those we choose to pursue, or relinquish valuable rights to such product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to invest additional resources to retain sole development and commercialization rights.

We do not expect to pay dividends in the foreseeable future.

We have not paid any dividends since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend that any earnings will be reinvested in our business and that dividends will not be paid until we have an established revenue stream to support continuing dividends. Based on Swiss law and our articles of association, the declaration of dividends requires a resolution passed by a simple majority of the votes cast at a shareholders’ meeting regardless of abstentions and empty or invalid votes. The proposal to pay future dividends to shareholders will in addition effectively be at the discretion of our board of directors after considering various factors including our business prospects, liquidity requirements, financial performance and new product development. In addition, payment of future dividends is subject to certain limitations pursuant to Swiss law or by our articles of association compliance with which must be confirmed by our auditors. Accordingly, investors cannot rely on dividend income from our common shares and any returns on an investment in our common shares will likely depend entirely upon any future appreciation in the price of our common shares.

We are a Swiss corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of US jurisdictions.

We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of US jurisdictions. In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our Company first, then of our shareholders, our employees and other stakeholders, in all cases, with due observation of their fiduciary duties of care and loyalty. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors but are instead only permitted to seek damages for breaches of their fiduciary duties by the directors. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought in Lausanne, Switzerland, or the country in which the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be in principle brought exclusively in Lausanne, Switzerland (except for certain US securities and other claims that may be brought in US federal court).

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

Swiss law allows our shareholders to authorize share capital that can be issued by the board of directors without additional shareholder approval. This authorization is limited to 50% of the existing registered share capital and must be renewed by the shareholders every 2 years. Additionally, as a principle, Swiss law grants pre-emptive subscription rights to existing shareholders to subscribe to any new issuance of shares. Any common share capital increase resolution preserving pre-emptive subscription rights expires after 3 months and requires a simple majority of the votes cast at the shareholder’s meeting regardless of abstentions and empty or invalid votes. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as do the laws of some other jurisdictions. Swiss law also reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, dividends must be approved by shareholders. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise in which greater flexibility would have provided substantial benefits to our shareholders.

Under Swiss law, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits from previous fiscal years, or if the corporation has distributable reserves, each as evidenced by its audited statutory balance sheet. Freely distributable reserves are generally booked either as “free reserves” or as “capital contributions” (apports de capital, contributions received from shareholders) in the “reserve from capital contributions.” Distributions may be made out of issued share capital—the aggregate nominal value of a company’s issued shares—only by way of a capital reduction. As of December 31, 2021, the Company has CHF 432.6 million of reserves from capital contributions and CHF 1,792,702 of issued share capital (consisting of 89,635,115 common shares each with a nominal value of CHF 0.02 and no preferred shares) on its audited statutory balance sheet. Of the total issued shares and issued share capital, the Company holds 6,221,617 fully paid-in treasury shares representing CHF 124,432 of issued share capital.

We expect the aggregate of these amounts (i.e. reserves from capital contributions and share capital, less the total losses brought forward, less the treasury shares, less the lowest legally possible issued share capital and legal reserve of together CHF 150,000) to represent the potential amount available for future dividends or capital reductions on a Swiss withholding tax-free basis. We will not be able to pay dividends or make other distributions to shareholders on a Swiss withholding tax-free basis in excess of that amount unless the Company increases its share capital or its reserves from capital contributions. We would also be able to pay dividends out of distributable profits or freely distributable reserves but such dividends would be subject to Swiss withholding taxes. There can be no assurance that we will have sufficient distributable profits, free reserves, reserves from capital contributions or registered share capital to pay a dividend or effect a capital reduction, that our shareholders will approve dividends or capital reductions proposed by us, or that we will be able to meet the other legal requirements for dividend payments or distributions as a result of capital reductions.

Generally, Swiss withholding tax of 35% is due on dividends and similar distributions to our shareholders, regardless of the place of residency of the shareholder, unless the distribution is made to shareholders out of (i) a reduction of nominal value or (ii) assuming certain conditions are met, reserves from capital contributions accumulated on or after January 1, 1997. A US Holder who qualifies for benefits under the Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, which we refer to as the “US-Swiss Treaty,” may apply for a refund of the tax withheld in excess of the 15% treaty rate (or in excess of the 5% reduced treaty rate for qualifying corporate shareholders with at least 10% participation in our voting stock, or for a full refund in the case of qualified pension funds). There can be no assurance that we will have sufficient reserves from capital contributions to pay dividends free from Swiss withholding tax, or that Swiss withholding tax rules will not be changed in the future. In addition, we cannot provide assurance that the current Swiss law with respect to distributions out of reserves from capital contributions will not be changed or that a change in Swiss law will not adversely affect us or our shareholders, in particular as a result of distributions out of reserves from capital contributions becoming subject to additional corporate law or other restrictions. In addition, over the long term, the amount of nominal value available to us for nominal value reductions or reserves from capital contributions available to us to pay out as distributions is limited. If we are unable to make a distribution through a reduction in nominal value or out of reserves from capital contributions, we may not be able to make distributions without subjecting our shareholders to Swiss withholding taxes.

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

See “Item 10. Additional information—E. Taxation—Swiss tax considerations” for a summary of certain Swiss tax consequences regarding dividends distributed to holders of our common shares.

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

While Swiss law also requires that our board of directors elects an audit and finance committee from among its members, as a foreign private issuer, the independence of the members of such committee is determined by home country regulations and the conditions of Section 10B of the Securities Exchange Act, excluding any Nasdaq Listing Rules. Swiss law also requires that we elect a compensation committee, we follow home country requirements with respect to such committee and our compensation, nomination and corporate governance committee is tasked with certain director nomination and governance responsibilities as described under “Item 6. Directors, senior management and employees.” As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees, and from the independent director oversight of director nominations requirements of Nasdaq Listing Rule 5605(e).

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to US domestic issuers. We may no longer be a foreign private issuer as of June 30, 2022 (or the end of our second fiscal quarter in any subsequent fiscal year), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to US domestic issuers as of January 1, 2023 (or the first day of the fiscal year immediately succeeding the end of such second quarter). In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the US or (b) (i) a majority of our executive officers or directors may not be US citizens or residents, (ii) more than 50 percent of our assets cannot be located in the US and (iii) our business must be administered principally outside the US. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to US domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under US securities laws if we are required to comply with the reporting requirements applicable to a US domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to US domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud, among other objectives. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting, which are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement.

Our management is required to assess the effectiveness of our internal controls and procedures annually. We ceased to be an emerging growth company on December 31, 2021, and, as such, we will no longer be able to avail ourselves of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies.” For example, Section 404 requires us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting. We previously availed ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we are no longer able to avail ourselves of this exemption. Our management is required to issue an annual report on internal control over financial reporting, and our independent registered public accounting firm is now required to undertake an assessment of our internal control over financial reporting, which could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting in connection with issuing our consolidated financial statements as of and for the year ended December 31, 2021.

Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our common shares could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources. Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our common shares. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal control over financial reporting from our independent registered public accounting firm.

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

It is likely that we were a PFIC for 2019 and 2020. Although we believe we were not a PFIC for 2021, there can be no assurance that the Internal Revenue Service will agree. We cannot express any expectation regarding our PFIC status for 2022 or any future taxable year. If we are a PFIC for any taxable year during which a US investor owns our common shares, the investor generally will be subject to adverse US federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income (the “income test”) or (ii) 50% or more of the average value of our assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “asset test”). Passive income generally includes dividends, interest, certain non-active rents and royalties, and gains from financial investments.

Although the application of the income test to a company like us (whose overall losses from research and development activities significantly exceed its gross income) is not entirely clear, we will be a PFIC for any taxable year under the income test if 75% or more of our gross income (as determined for U.S. federal income tax purposes) for such year consists of interest and other passive income. Prior to the commercialization and sales of any of our product candidates, our gross income may consist primarily of upfront or milestone payments (which we believe are active income), grants (which are likely to be treated as active income) and interest (which is passive income). The receipt of upfront payments is non-recurring in nature, and the receipt of grants or milestone payments is subject to various conditions. Therefore, there can be no assurance as to the amount of grants, milestone payments or upfront payments (if any) that we will receive for any taxable year. Moreover, we may earn income from sublicensing, which may be passive unless certain conditions are satisfied. There is no assurance that the Internal Revenue Service (IRS) will not challenge the classification of any of our income items for PFIC purposes for any taxable year. Accordingly, there is no assurance that we will not be a PFIC for any taxable year under the income test.

In addition, we currently hold, and expect to continue to hold, a substantial amount of passive assets, including cash. The average value of our assets (including goodwill) for purposes of determining our PFIC status for any taxable year may be determined, in large part, by reference to our market capitalization, which has fluctuated substantially over time and may continue to be volatile. Due to the volatility of our market capitalization, we may be a PFIC under the asset test for any taxable year if our cash and other passive assets constitute 50% or more of the value of our total assets (including goodwill).

As discussed in our Annual Reports on Form 20-F for 2019 and 2020, we were likely a PFIC for our taxable years of 2019 and 2020. If we were a PFIC for 2019 or 2020, we will generally continue to be treated as a PFIC with respect to a US investor who owned our common shares during any portion of such years, even if we are not a PFIC for 2021 or any other taxable year, unless the US investor makes a “deemed sale” election with respect to our common shares.

Although we have not obtained independent valuations of our assets for our taxable year of 2021 and thus are not in a position to make a definitive determination as to whether we were a PFIC in 2021, based on the composition of our income and assets during 2021 and the estimated value of our assets (which is based on our average market capitalization during 2021), we believe that we were not a PFIC for 2021. However, for the reasons discussed above there can be no assurance that the IRS will agree. Because our PFIC status for 2022 or any future taxable year will depend on the composition of our income and assets and the value of our assets, we cannot express any expectation regarding our PFIC status for the current or any future taxable year.

US investors that hold our common shares during any taxable year in which we are a PFIC generally will be subject to adverse US federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) the requirement to file certain reports to the IRS. We do not intend to provide the information that would enable investors to take a qualified electing fund election that could mitigate the adverse US federal income tax consequences if we are a PFIC for any taxable year.

For further discussion, including a description of purging elections, see “Item 10. Additional information—Section E. Taxation.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and development of the company

We are a Swiss stock corporation (société anonyme) organized under the laws of Switzerland. We were formed as a Swiss limited liability company (société à responsabilité limitée) on February 13, 2003 with our registered office and domicile in Basel, Switzerland. We converted to a Swiss stock corporation (société anonyme) under the laws of Switzerland on August 25, 2003. Our Swiss enterprise identification number is CHE-109.878.825. Our domicile and registered office is in Ecublens, at the École Polytechnique Fédérale Lausanne (EPFL) Innovation Park Building B, 1015 Lausanne, Vaud, Switzerland. Our common shares were admitted to trading on Nasdaq Global Market on September 23, 2016, and trade under the symbol ACIU.

Our registered and principal executive offices are located in Ecublens, at EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland, our general telephone number is (41) 21 345 91 21 and our internet address is www.acimmune.com. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, New York 10168. Our website, and the information contained on or accessible through our website, are not part of this document. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

Our principal expenditures since January 1, 2019 have been our research and development expenses, as more fully described elsewhere in this Annual Report.

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

Leveraging our dual proprietary technology platforms, we have built a comprehensive pipeline of first-in-class or best-in-class candidates spanning multiple treatment modalities and targeting both established and emerging neurodegenerative pathologies. We are currently advancing eleven therapeutic and three diagnostic programs, with seven currently in clinical trials, targeting five different types of misfolded pathological proteins related to AD, PD and other neurodegenerative disorders. Our pipeline assets are further validated by the multiple partnerships we have established with leading global pharmaceutical companies. We believe our validated technology platforms and personalized medicine approach position AC Immune to revolutionize the treatment of neurodegenerative disease in the way precision diagnostics and targeted therapies are revolutionizing the treatment of cancer.

Figure 1: AC Immune investment highlights

(1) As of December 31, 2021

Our Team

We have assembled an outstanding management team with relevant scientific, clinical and regulatory expertise. Our scientific founders, Dr. Jean-Marie Lehn, Dr. Claude Nicolau, and Dr. Fred van Leuven, are regarded as pioneers in their respective scientific domains, including in the study of AD. Our co-founder and Chief Executive Officer, Dr. Andrea Pfeifer, a Pharmacologist with a Ph.D. in cancer research and a former National Institute of Health researcher, has a 30-year track record in product innovation and implementation, and was formerly Head of Nestlé Global Research and the co-founder of Nestlé Venture Fund. Dr. Marie Kosco-Vilbois, our Chief Scientific Officer, brings more than 20 years of experience in various aspects of discovery research and drug development, including work on multiple drug development programs. Prof. Johannes Rolf Streffer joined AC Immune in 2021 as our Chief Medical Officer. Prof. Streffer is a Neurologist and Psychiatrist with extensive expertise in AD including biomolecular modalities such as PET, volumetric and functional MRI, genetics, cognition and cerebrospinal fluid (CSF) marker.

Unmet need in neurodegenerative diseases

Figure 2: Neurodegenerative diseases represent a large and growing market

(1) Alzheimer’s Disease International; (2) Parkinson’s disease; (3) Michael J. Fox Foundation; (4) Limbic-predominant age-related TDP-43 encephalopathy; (5) Nelson PT et al., Brain 2019; (6) National Institute of Neurological Disorders and Stroke

Neurodegenerative diseases, including dementias and other diseases associated with protein misfolding, are prevalent, but there is currently an absence of reliable, early-stage diagnosis and disease-modifying treatments for these diseases. The growth in the number of people with neurodegenerative diseases has been significant, as evidenced by the prevalence of people affected by AD and PD, two of the most common neurodegenerative diseases.

•
The World Health Organization recognizes dementia as a global public health priority. Worldwide, there is a new case of dementia every 3 seconds, with an estimated global patient population of greater than 50 million in 2020. This is predicted to increase to 139 million by 2050 (Alzheimer’s Disease International).

•
The estimated total healthcare costs for the treatment of Alzheimer disease in the United States in 2021 is estimated to be USD 355 billion per the Alzheimer’s Association, with the worldwide cost for dementia expected to increase to approximately USD 2.8 trillion annually by 2050 as the population ages. In fact, if the estimated global costs of dementia were a country, it would be the 14th largest economy in the world.

Current diagnostic and treatment paradigms for neurodegenerative diseases are suboptimal. Diagnosis typically takes the form of observation of cognitive, functional and behavioral impairment and other symptoms of the diseases, which are generally only apparent after irreversible neuronal damage has already occurred. Until 2021, there were five approved therapies for AD, all of which provided only modest efficacy in treating the symptoms of the disease while having significant side effect risks and failing to address the progression of the disease. Despite these shortcomings, marketed therapies, such as Eisai and Pfizer’s Aricept, have achieved peak annual global sales of approximately USD 4 billion prior to loss of exclusivity. Similarly, in the treatment of PD, the current standard of care is intended only to alleviate physical symptoms.

On June 7, 2021, the U.S. Food and Drug Administration (FDA) granted accelerated approval of Biogen’s anti-Abeta monoclonal antibody, aducanumab, for the treatment of Alzheimer’s disease (AD), making it the first FDA-approved, potentially disease-modifying therapy addressing this high unmet medical need. The FDA based its decision to approve aducanumab on the reduction of Abeta plaques in the brain as a surrogate endpoint. Biogen will need to complete a large clinical trial to confirm that removing Abeta plaque has clinical benefits on cognition and function.

On January 11, 2022, CMS released a proposed National Coverage Determination decision memorandum: stating it would cover FDA-approved monoclonal antibodies (including ADUHELM) that target amyloid for the treatment of Alzheimer’s disease solely for people enrolled in qualifying clinical trials. A final decision is expected in April 2022.

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

Our strategic vision

Our goal is to continue leveraging our proprietary discovery platforms, SupraAntigen and Morphomer, to become a global leader in precision medicine for the diagnosis and treatment of neurodegenerative diseases. We are executing a clear business strategy built on three pillars: (i) accelerate development of novel therapeutics in AD with our partners; (ii) expand our strategic focus in Parkinson’ disease (PD) and non-AD neurodegenerative diseases, including NeuroOrphan indications and limbic-predominant age-related TDP-43 encephalopathy (LATE); and (iii) a continued focus on diagnostics enabling precision medicine to be an ultimate differentiator for the Company.

Figure 4: AC Immune’s three-pillar strategy

(1) Parkinson’s disease; (2) Down syndrome; (3) Neurodegenerative diseases; (4) Multiple system atrophy; (5) TAR DNA-binding protein 43

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

AC Immune’s Roadmap to Successful Therapies for Neurodegenerative Diseases

Precision medicine is a key element of our six-point framework for developing successful therapies in neurodegenerative diseases, building on one of the broadest pipelines in the field.

Figure 5: AC Immune’s roadmap to successful therapies for neurodegenerative diseases

(1) Reardon S, Nature 2018; (2) Pontecorvo MJ, et al., Brain 2019; (3) Gordon BA, et al., Brain 2019; (4) Positron emission tomography; (5) Strydom A, et al., Alzheimer’s Dement (NY) 2018; (6) Lott IT and Head E.,Nat Rev Neurol. 2019; (7) Down syndrome-related Alzheimer’s disease; (8) TAR DNA-binding protein 43; (9) Robinson JL, et al., Brain 2018; (10) Heneka MT et al., Nat Rev Neurosci. 2018; (11) Wang S et al., Int Immunopharmacol. 2019; (12) Monoclonal antibody; (13) Small molecule; (14) NOD-like receptor protein 3; (15) Apoptosis-associated speck-like protein containing a CARD, also PYCARD

Treat earlier

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

Non-AD indications

We are also broadening our strategic activity in other neurodegenerative diseases such as Parkinson’s disease and frontotemporal dementia with the genetic microtubule-associated protein tau (MAPT) mutation – a NeuroOrphan disease we aim to address with our Morphomer Tau small molecule aggregation inhibitors. Finally, we will also continue to advance our suite of potentially best-in-class diagnostics, particularly those for Parkinson’s disease and TDP-43-based pathologies.

Key elements of our approach include:

1.          Execution on advancing our product candidates, in partnership or alone, from clinical development to regulatory approval and potential commercialization

Figure 6: Our broad and robust clinical stage pipeline

(1) Alzheimer’s disease; (2) Open label extension study is ongoing; (3) Positron emission tomography; (4) Progressive supranuclear palsy; (5) Prevention trial API-ADAD in Colombia; (6) Down syndrome-related Alzheimer’s disease; (7) alphasynuclein; (8) Parkinson’s disease; (9) Multiple system atrophy

Our clinical stage product candidates include:

•
ACI-35.030. Janssen and AC Immune are evaluating the anti-phosphorylated-Tau (anti-pTau) vaccine candidate ACI-35.030 in a Phase 1b/2a study in subjects with early AD. Interim results show that ACI-35.030 vaccination generated a strong antigen-specific antibody response against pTau in 100% of participants, achieving anti-pTau antibody levels of about two orders of magnitude higher than pre-vaccination levels, whereas anti-ePHF (enriched paired helical filaments) antibody titers increased by one order of magnitude from baseline as early as two weeks after the second injection at week 8 of the mid-dose of ACI-35.030. No clinically relevant safety concerns related to the vaccine candidate were observed. Based on these results, the second highest dose cohort was expanded in Q2 2021 to facilitate plans for further late-stage development. ACI-35.030 specifically targets pathological pTau species and is eventually intended as a disease-modifying treatment for AD and other Tauopathies.

•
ACI-24 for AD. A first Phase 1/2 study was completed and finalized in 2019. The subsequent Phase 2 study in AD assessed the safety, tolerability, immunogenicity and target engagement of ACI-24 using intramuscular immunizations and analyzed the effects of ACI-24 on brain amyloid as assessed by PET imaging. This trial was completed and finalized in November 2021. ACI-24 was safe and well tolerated and triggered a clear IgM response with lower Abeta-specific IgG titers. While no apparent effect in amyloid-PET was observed in this limited study population, there was evidence of a pharmacodynamic effect observed by an increase of CSF Aβ1-40 and Aβ1-42 levels compared to the placebo, thus suggesting target engagement. These results support the clinical development of the optimized formulation of ACI-24 (i.e. ACI-24.060) with Abeta unrelated T-helper cell epitopes to increase the magnitude and the boost-ability of the antibody response.

•
ACI-24 for DS. Our Phase 1b clinical study of ACI-24 for individuals with DS, intended to assess safety, tolerability and immunogenicity at two doses, was completed and results reported in Q1 2021. The results support a favorable safety and tolerability profile of ACI-24 and show a pharmacodynamic response in this vulnerable patient population and the advancement of this program with the optimized formulation of ACI-24. The Clinical Trial Application (CTA) for the next study evaluating the optimized formulation of ACI-24 in AD and Down syndrome populations was submitted in Q4 2021. The trial initiation is planned in H1 2022.

•
ACI-7104. ACI-7104, the optimized formulation of the clinically-validated PD vaccine candidate PD01, will advance into an adaptive, biomarker-based Phase 2 study. This trial will evaluate an initial dose-response of the optimized formulation focusing on immunogenicity against a-syn and pathological a-syn species. Additionally, the identification or verification of disease-specific biomarkers and progression of motor and non-motor symptoms of Parkinson’s disease will be monitored, together with digital, imaging and fluid biomarkers, in the second part of the study. The trial initiation is planned in H2 2022.

•
Semorinemab. Our collaboration partner, Genentech, a member of the Roche Group, completed a first Phase 2 study (Tauriel) conducted in patients with prodromal-to-mild AD in Q3 2020. This trial did not meet its primary efficacy endpoint of reducing decline on Clinical Dementia Rating-Sum of Boxes (CDR-SB) compared to placebo; the primary safety endpoint was met. A second Phase 2 study (Lauriet) conducted in patients with mild-to-moderate AD was completed in Q3 2021 and top-line data from showed a statistically significant reduction on one of two co-primary endpoints, ADAS-Cog11. The second co-primary endpoint, ADCS-ADL, and secondary endpoints were not met. Safety data showed that semorinemab is well tolerated with no unanticipated safety signals. Genentech reported that the open label portion of the study will continue as planned and that further analyses are ongoing. Semorinemab is designed to slow the prion-like propagation of Tau pathology, which coincides with both clinical symptoms and disease progression in AD.

•
Crenezumab. Roche announced in 2019 the discontinuation of the Phase 3 clinical trials in AD but is continuing in a landmark prevention trial in Colombia, in a population of genetically predisposed people at risk of developing familial AD. The overall beneficial safety profile was confirmed in the CREAD studies, supporting use of crenezumab in healthy individuals with risk of developing AD. Top-line results from this Phase 2 Prevention trial are expected in H1 2022.

•
Morphomer Tau aggregation inhibitors. In collaboration with our partner, Lilly, we are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD and NeuroOrphan indications. We completed a Phase 1 clinical study in healthy volunteers with ACI-3024, in Q2 2020, which showed a dose-dependent exposure and brain penetration, achieving the desired levels of ACI-3024 in the CSF. In addition to AD, the program was expanded to NeuroOrphan indications and ACI-3024 will be further evaluated for efficacy in models of rare Tauopathies. Continued candidate characterization across the research program has also identified new and highly differentiated candidates with excellent cerebrospinal fluid exposure and selectivity for pathological aggregated Tau. These will be broadly developed in Tau-dependent neurodegenerative diseases.

•
Tau-PET tracer. PI-2620 is our Tau-PET imaging agent. We are working with our partner, LMI, to advance PI-2620 as a highly differentiated, best-in-class Tau diagnostic for AD as well as non-AD Tauopathies such as progressive supranuclear palsy (PSP) and corticobasal degeneration (CBD). Results have demonstrated PI-2620’s differentiated characteristics as a diagnostic tool for studying Tau-related diseases. PI-2620 completed a Phase 2 clinical trial in AD in Q4 2021.

A study published in Movement Disorders indicated a value of PI-2620 for evaluating corticobasal syndrome, providing quantitatively and regionally distinct signals in beta-amyloid-positive as well as beta-amyloid-negative corticobasal syndrome. Further, results demonstrated PI-2620’s excellent characteristics as a diagnostic tool for studying Tau-related diseases following a recent publication (J Cereb Blood Flow Metab) that PI-2620 binding characteristics in cortical regions differentiated between 3/4R- and 4R-tauopathies and might serve as a supportive readout in the diagnostic workup of neurodegenerative disorders. Two test-retest studies in PSP (Phase 1) are open and recruiting with results anticipated in H2 2022.

•
A-syn-PET tracer. Our next-generation PET imaging tracer, derived from our Morphomer platform, has shown significant potential to reliably detect and map deposits of pathological alpha-synuclein protein in the brain. Supported by the Michael J. Fox Foundation for Parkinson’s Research (MJFF), a first-in-human study and an investigator-initiated study of our latest diagnostic agent targeting a-syn were initiated in Q1 and Q3 2021, respectively. The readouts of these trials in patients with PD, multiple system atrophy (MSA) and other synucleinopathies are anticipated by Q2 2022.

2.          Expand product development into NeuroOrphan and additional neurodegenerative diseases

Beyond AD, we aim to pursue additional neurodegenerative diseases such as Parkinson’s disease (PD) and NeuroOrphan indications, specifically Tau-, a-syn- and TDP-43-driven diseases, such as FTLD-Tau (e.g., PSP, CBD, FTLD-MAPT), MSA, and ALS and FTLD-TDP, respectively. As part of this planned strategic move, AC Immune acquired certain a-syn assets from Affiris in 2021, gaining an advanced, clinical stage and validated a-syn vaccine candidate for development against PD in the process.

Pursuing NeuroOrphan indications may enable us to obtain a streamlined regulatory approval pathway and favorable reimbursement for any approved products. In addition, we are accelerating our novel therapeutic and diagnostic candidates targeting a-syn as a primary pathology in Parkinson’s disease and other a-synucleinopathies. See below for a summary of our early-stage diversified novel targets pipeline including non-AD neurodegenerative diseases, with an in-house focus on NeuroOrphan indications.

Figure 7: Robust novel targets pipeline: diversification into non-AD and non-CNS diseases

 (1) Parkinson’s disease; (2) TAR DNA-binding protein 43; (3) Limbic-predominant age-related TDP-43 encephalopathy; (4) Positron emission tomography; (5) NOD‑like receptor protein 3; (6) Apoptosis-associated speck-like protein containing a CARD, also PYCARD

3.	Accelerating the advancement of our diagnostic portfolio

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

Figure 8: The need for precision medicine in AD: improved clinical trials, diagnosis and treatment of neurodegenerative diseases

(1) Alzheimer’s disease; (2) Neurodegenerative diseases; (3) TAR DNA-binding protein 43; (4) Alpha-synuclein; (5) Intermediate level of Alzheimer’s disease neuropathological change; (6) High level of Alzheimer’s disease neuropathological change

Ref: Adapted from Robinson et al., Brain, 2018

We are developing a suite of companion diagnostics designed to be first-in-class or best-in-class, which will enable improved diagnosis of co-pathologies, patient selection and assessment of clinical trial outcomes. We currently have four diagnostic programs in our pipeline, developed using our proprietary technology platforms and targeting the therapeutic targets: Tau, a-syn and TDP-43.

Leveraging our Morphomer platform, we are also developing proprietary PET imaging diagnostics for diseases resulting from the misfolding of a-syn and TDP-43 proteins. No such diagnostics are currently available for these important pathologies and AC Immune has identified promising compounds with high affinity and target specificity, as well as favorable central nervous system (CNS) pharmacokinetic properties. In 2020, the a-syn-PET tracer won the Ken Griffin Alpha-synuclein Imaging Competition from The Michael J. Fox Foundation for Parkinson’s Research. Our novel TDP-43-PET tracer and our antibody-based immuno-assay for biofluid detection of TDP-43 also were awarded highly competitive grants from the EU Joint Programme – Neurodegenerative Disease Research’ (JPND) and The Target ALS Foundation, respectively, in 2020. Our diagnostics for a-syn and TDP-43, if validated clinically, could become the first in the world to effectively diagnose these proteinopathies, which are highly relevant for multiple neurodegenerative diseases.

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

Figure 9: External validation and cash generation through external collaborations1

(1) Disclosure limited due to confidentiality agreements with collaboration partners; (2) in millions; (3) Positron emission tomography; (4) Phase 1 completed; (5) Equity investment; (6) Converted to CHF on date of receipt; (7) Excludes convertible note agreement of USD 50 million

For any additional product candidates targeting large markets, we may, if appropriate, selectively partner with leading companies that we believe can contribute development, manufacturing and marketing expertise, geographic reach and/or other resources that can enhance the value of our wholly-owned products. We will continue to seek to retain certain indications (e.g., NeuroOrphan) and/or geographies, such that we can begin to grow our own marketing capabilities as we develop AC Immune into a fully integrated pharmaceutical company.

Additionally, in this respect, we established a strategic partnership with WuXi Biologics for its expertise in manufacturing biologicals in China and potential collaborations regarding AC Immune’s SupraAntigen platform.

The benefits of our clinically-validated, proprietary technology platforms

The engines that drive our growth are our two unique proprietary and versatile technology platforms: our SupraAntigen platform, which is our biological and immunological platform, and our Morphomer platform, which is our chemical platform. These platforms generate biologics (vaccines and antibodies) and small molecules, respectively, which are designed to selectively interact with the misfolded proteins that are common in a broad range of neurodegenerative diseases. These clinically-validated platforms form the basis of our ongoing pipeline development and the value-driving strategic partnerships we have established to date.

The key aspect of both our SupraAntigen and Morphomer technology platforms is conformational specificity, which we believe is central to the development of effective and safe therapeutics for neurodegenerative diseases. Our SupraAntigen platform targets misfolded proteins through antigens displayed on the surface of liposomes, which mimic the targeted pathological form of the protein. In a complementary approach, our Morphomer platform uses small molecular weight compounds to target the aggregation and seeding process, which prevents the misfolded proteins from aggregating inside the cell and prevents the formation of new misfolded proteins in healthy neighboring cells through a seeding mechanism. Small molecules derived from our Morphomer platform, which we refer to as Morphomers, not only inhibit aggregation of pathological proteins, but also promote disaggregation of already formed aggregates, thereby potentially enhancing their therapeutic potential even in established disease states.

Figure 10: Morphomer and SupraAntigen platforms: an integrated approach to CNS1-specific therapies

(1) Central nervous system; (2) Blood-brain barrier; (3) Positron emission tomography

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

AC Immune has acquired advanced mastery of the design and manipulation of liposomes to develop either passive or active immunization techniques to generate antibodies targeting neurodegenerative diseases. When pursuing active immunization approaches, we use liposomes carrying a specific antigen as a vaccine. After vaccination with a liposome, antigen and confirmation-specific antibodies are produced naturally by the host with very high affinity without further optimization. This immune response can be long-lasting and may be ideal to prevent the onset of a disease, as the immune system is now primed to rapidly identify disease-causing misfolded proteins.

Product candidates generated utilizing the SupraAntigen platform include vaccines ACI-35 in Phase 1b/2a for AD and ACI-24 in Phase 2 for AD and Phase 1b for DS, as well as the antibody crenezumab in Phase 2 for AD and the preclinical candidates targeting a-syn and TDP-43 for PD and NeuroOrphan indications.

The Morphomer platform is designed to enable the development of small molecules (Morphomers) able to bind/interact with beta-sheets containing fibrillary aggregates from candidate selection through preclinical proof-of-concept. Morphomers can target pathological protein aggregates in any brain compartment and are equally well suited for therapeutic and diagnostic applications.

The first key component of the Morphomer platform is its library of rationally designed, CNS-optimized non-dye compounds. AC Immune’s extensive know-how has enabled the identification of CNS compounds that penetrate the brain and demonstrate high selectivity for the target. This knowledge has been used to focus the Morphomer library to approximately 15,000 compounds that display these favorable characteristics, making this library an ideal starting point when developing molecules to target human proteinopathies of the CNS. Thus, rather than using the non-directed trial and error strategy of the typical drug development process, the Morphomer platform utilizes its bias for successful CNS candidates to improve efficiency and accelerate the early stages of the drug development process. Extensive expertise in medicinal chemistry and a suite of proprietary assays developed to screen and validate candidate compounds enables AC Immune to rapidly optimize multiple, highly diversified lead compounds for further preclinical and clinical development.

Therapeutic product candidates generated by the Morphomer platform include our lead Morphomer Tau candidates, Morphomer a-syn in PD (preclinical stage) and the diagnostic programs PI-2620 in Phase 2 and Phase 1 in AD and PSP, respectively, and a-syn-PET in Phase 1 clinical trial in PD, MSA and other synucleinopathies and TDP-43-PET imaging agents in the preclinical stage.

Shifting the current treatment paradigm for neurodegenerative diseases

Modifying the progression of the disease requires targeting the specific underlying biological processes that drive disease progression. Unfortunately, these processes evolve over the course of many years prior to manifestation of symptoms and a high percentage of neurons may be lost prior to clinical manifestation. Earlier intervention or prevention of the disease could have a major impact, but it requires accurate disease detection prior to developing symptoms. Due to recent advancement in biomarker research, people at risk of developing AD can be diagnosed 10-20 years before symptoms occur, opening a completely new market segment for the prevention of NDD when active vaccination will play an important role. This early, and potentially preventative, precision medicine approach may ultimately lead to better disease management for patients with neurodegenerative diseases.

Figure 11: Treatment and diagnosis of AD

Due to the high level of co-pathologies involved in neurodegenerative diseases, future treatment paradigms may involve different combinations of disease modifiers at various stages of a disease. Therefore, combination therapies may include combinations of immunotherapies or combinations of small and large molecules targeting proteinopathies and neuroinflammation. Our therapeutic product candidates seek to modify the course of AD by intervening at an earlier stage of the disease progression, prior to irreversible neuronal damage. Beyond AD, we believe that we can leverage our proprietary platforms to generate and employ molecules that address the pathologies of other neurodegenerative diseases (Figure 12).

Figure 12: Market opportunities targeting key primary and co-pathologies

(1) Alzheimer’s Association; (2) (NOD)-like receptor protein; (3) Apoptosis-associated speck-like protein containing a CARD, also PYCARD; (4) GBD 2016 Parkinson’s Disease Collaborators Lancet Neurology 2018; (5) Limbic-predominant age-related TDP-43 encephalopathy; (6) Nelson et. al. Brain 2019; (7) TAR DNA-binding protein 43; (8) National Institute of Neurological Disorders and Stroke (NINDS) Progressive Supranuclear Palsy Fact Sheet; (9) NINDS Multiple System Atrophy Fact Sheer; (10) ALS Association Rare Disease 2013; (11) NINDS Amyotrophic Lateral Sclerosis Fact Sheer; (12) Knopman and Roberts J. Mol. Neurosci. 2011

In support of shifting the current treatment paradigm from treatment to prevention, we are the leader in discovering new PET imaging agents to improve the timing and accuracy of diagnoses in neurodegenerative diseases. In our pipeline, we have three families of diagnostic candidates that were developed through our Morphomer platform, which target Tau, a-syn and TDP-43. We believe our Tau-PET imaging program has received external validation through our partnership with LMI, a leader in imaging agents. We are also developing a-syn and TDP-43 PET imaging agents for PD and other neurodegenerative diseases.

With our unique integrated approach focused on precision medicine, we believe that our diagnostic product candidate pipeline will complement our disease-modifying treatment product candidate pipeline and potentially reshape the clinical course and treatment of neurodegenerative diseases.

Our clinical programs

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

ACI-35

ACI-35 is an initial formulation liposomal anti-pTau active investigational vaccine designed to elicit antibodies against extracellular pTau protein in order to prevent and reduce the spread and development of Tau pathology within the brain. In preclinical testing, the vaccine candidate induced an antibody response that was highly specific to phosphorylated Tau. This antibody response resulted in a significant reduction of pTau and in animal disease model. ACI-35 was the first vaccine candidate against pathological pTau to be tested in a clinical study involving patients with mild-to-moderate AD. The Phase 1b study was completed in June 2017.

Mechanism of action

•
ACI-35 is composed of a human pTau synthetic peptide T3 as the antigen, derived from Tau sequence 393-408 and phosphorylated at serine residues S396 and S404. Lipidation of the peptide enables it to embed itself into the lipid bi-layer of the liposome and confers a specific conformation to the peptide (Theunis et al., PLoS ONE 2013).

•	In wild-type and transgenic mice, immunization with ACI-35 generated a specific antibody response to phosphorylated vs. non-phosphorylated Tau protein (Vukicevic et. al. AAT-AD/PD 2020).

•	In transgenic mice, immunization with ACI-35 led to a significant decrease of soluble and insoluble total Tau protein and insoluble pTau species in brain (Figure 13).

Figure 13: Immunization of hTauP301L mice leads to a reduction of the levels of pS396 and HT7 in the Sarkosyl insoluble Tau fraction of the forebrain of Tau.P301L mice

Ref: Theunis et al., PLoS ONE 2013

Clinical development

Phase 1b study design

The safety, tolerability and immunogenicity of ACI-35 were tested in a Phase 1b study in participants with mild-to-moderate AD. It was a randomized, placebo-controlled, double-blind study. Different dosages and dosing schedules were investigated in an ascending dose design. Multiple injections of ACI-35 were administered per cohort for active or placebo treatment in a three-to-one ratio.

Safety

The ACI-35 vaccine was considered to be safe and well tolerated with no events related to CNS inflammation. Five SAEs were observed in three participants.

Antibody response

ACI-35 elicited a rapid induction of anti-pTau antibodies after the first immunization in all study cohorts, indicating a T-cell-independent antibody response. However, this response lacked the boosting effect desired for optimal long-term and potentially preventive application. Therefore, in a collaborative effort, AC Immune and Janssen are developing two optimized anti-pTau vaccine candidates, ACI-35.030 and JACI.35.054, which are currently being tested in early AD subjects in a Phase 1b/2a study.

ACI-35.030

ACI-35.030 is an optimized liposomal anti-pTau vaccine formulation designed to elicit an enhanced antibody response. In preclinical studies, ACI-35.030 showed that it retains the excellent non-clinical safety profile and the highly specific antibody response against pTau observed with ACI-35, while demonstrating an enhanced and more uniform antibody response compared to first generation ACI-35. We are developing ACI-35.030 with Janssen in accordance with our collaboration agreement.

Mechanism of Action

•	ACI-35.030 comprises a pTau peptide and a T-cell epitope capable of binding to human leukocyte antigen-major histocompatibility complex, class II (HLA-DR) molecules.

•
In rhesus monkeys, ACI-35.030 induced a specific response to pTau over non-phosphorylated Tau, similar to that observed with ACI-35 (Vukicevic et. al. AAT-AD/PD 2020). This is meaningful as Tau hyper-phosphorylation is considered an early event in the development of Tau pathology, occurring even several decades before the onset of Tau deposits.

•
Sera from rhesus monkeys immunized with ACI-35.030 binds specifically to pathological Tau in brain sections with AD as compared to healthy human brain tissue (Kosco-Vilbois, KOL event ‘Untangling’ Tau Pathology to Treat Alzheimer’s and Neurodegenerative Diseases NYC, Nov 2019)

•
In preclinical studies, immunization of non-human primates (NHPs) with ACI-35.030 lead to  enhanced and more uniform anti-pTau IgG -specific antibody titers with boosting effect compared to ACI-35 (Figure 14).

Figure 14: pTau-specific IgG titers in NHP induced by ACI-35.030 and ACI-35

Ref: AC Immune, CTAD 2021.

JACI-35.054

JACI-35.054 is an alternative pTau vaccine, which is developed with Janssen in accordance with our collaboration agreement. In preclinical studies, JACI-35.054 showed good safety, and induced a strong antibody response against pTau.

Mechanism of action

•	JACI-35.054 is an alternative anti-pTau vaccine comprising a pTau peptide antigen conjugated to an immunogenic carrier protein CRM197, combined with adjuvants

•
CRM197 is a well-defined recombinant protein that is a commercially available version of a non-toxic mutant of diphtheria toxin (DT) A chain and has been shown to be a safe carrier protein in commercial prophylactic vaccines and clinical trials for a plethora of different vaccine candidates.

•	Immunization of rhesus macaques with JACI-35.054 generates an antibody response that binds to pathological Tau structures in human AD brain.

Clinical development

Phase 1b/2a study

The Phase 1b/2a study is a randomized, multicenter, double-blind, placebo-controlled clinical study with a primary objective to assess the safety, tolerability and immunogenicity of different dosages of ACI-35.030 and JACI-35.054 in participants with early AD. Secondary objectives assess additional immunogenicity parameters, while exploratory endpoints include notable biomarkers of progression of AD as well as clinical assessments. This Phase 1b/2a study evaluating ACI-35.030 and JACI-35.054 was initiated in Q3 2019 and is currently ongoing.

Safety

As of February 11, 2022, 55 subjects have been randomized in the Phase 1b/2a study, of which 39 subjects are randomized into the Cohort 1 (low-, mid-, or high- dose levels of ACI-35.030 or placebo), and 16 subjects are randomized into the Cohort 2 (low- or mid-dose levels of JACI-35.054 or placebo). The active/placebo ratio is 3:1 in each Cohort. In this study, six SAEs have been reported to date. Each of these events are considered unlikely related to the study treatment. These events are: one episode of acute diverticulitis and one case of sick sinus syndrome in the low-dose level with ACI-35.030 or placebo; one case of flare of diverticular disease in one subject, and one left thrombosed popliteal aneurysm and one right popliteal aneurysm in another subject in the high-dose level with ACI-35.030 or placebo; and one case of lumbar disc prolapse leading to hospitalization for surgery in the low-dose level with JACI-35.054 or placebo.

Antibody response (interim)

Based on interim results from the first two dose-level sub-cohorts, in all patients after the first injection, ACI-35.030 treatment led to the strong induction of antibodies specific for pathological forms of Tau such as pTau and its aggregated form, enriched paired helical filaments (ePHF). Anti-pTau IgG titers increased by two orders of magnitude from baseline two weeks after the first injection of the mid-dose of ACI-35.030. Anti-ePHF IgG titers increased by approximately one order of magnitude from baseline as early as two weeks after the second injection at week 8 of the mid-dose of ACI-35.030. The geometric mean of the anti-ePHF IgG response was boosted following additional doses at weeks 8 and 24. The ACI-35.030-induced immune response was lasting over an initial period of 26-weeks and showed class-switching from IgM to IgG. Interim safety data further support ACI-35.030’s favorable safety and tolerability profile, with no clinically relevant safety concerns related to the study vaccine observed to date. These results were presented at the CTAD conference in 2021.

Figure 15: ACI-35.030 generates a potent Ab1 response6 against pathological Tau
ACI-35.030 generates strong Ab responses against pTau2 in an older population

(1) Antibody; (2) phosphorylated Tau; (3) Enriched paired helical filaments; (4) at Weeks 2 and 10; (5) at Week 10; (6) Responders were defined as subjects with an antibody response higher than a positivity threshold, i.e., a pretreatment value (baseline antibody titer), multiplied by a threshold factor (>-2x)

Ref: AC Immune, CTAD 2021.

ACI-24

The original formulation of ACI-24 is an anti-amyloid-beta vaccine candidate that was assessed in AD and in Down syndrome and was shown to be safe and well tolerated along with preliminary evidence of immunogenicity and pharmacodynamic effects in these 2 study populations.

Mechanism of Action

•
ACI-24 consists of an antigenic peptide (Pal1-15) containing the amino acid sequence 1-15 of the human Abeta1-42 protein, and an adjuvant, formulated as liposomal suspension. Pal1-15 is presented on the surface of the liposomes in a conformational format mimicking the pathological form of the protein which is recognized by the immune system in order to induce antigen-specific antibody responses against the pathological forms of Abeta. Preclinical data demonstrated significant activity in plaque reduction and memory restoration. ACI-24 formulations have a favorable safety profile, characterized by a lack of observed local and CNS inflammation and a mechanism of action independent of inflammatory T cells. ACI-24 formulations are fully owned by AC Immune and have been developed in-house.

Clinical development in AD

Phase 1/2

Phase 1/2 study

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

Safety and tolerability

Due to the observed favorable safety profile, the treatment-free safety follow-up period of the Phase 1 part of the study was shortened to one year using a protocol amendment. Fifteen non-drug related SAEs were observed in the Phase 1/2 study. This ACI-24 vaccine was considered safe and well tolerated.

Antibody response

Antibody responses were observed only in the two higher-dose groups of cohorts 3 and 4, indicating a dose-dependent effect of the vaccine. No IgG antibody response was observed in placebo-treated patients of those cohorts.

PET Imaging and cognitive measures

Although the study was not powered to examine efficacy, a tendency for reduction in accumulation in brain amyloid measured by PET imaging was observed in cohorts 3 and 4. This was paralleled by trends in functional improvements as measured by CDR-SB and MMSE at week 52 (MMSE 20-28).

Due to the safety profile and potential dose-dependent reduction of amyloid plaques as measured by PET imaging, this program was advanced into a Phase 2 clinical trial. In order to optimize the immune response, the route of administration was switched to intramuscular, as this route was associated with a better antibody response in a non-clinical study.

Phase 2

 Phase 2 study design

The Phase 2 double-blind, randomized, placebo-controlled adaptive design study assessed the safety, tolerability, immunogenicity and target engagement of ACI-24 formulations in patients with mild AD. It was conducted in several European countries and the first dosing occurred in October 2018 via the intramuscular route of administration. The full study results were presented at CTAD 2021.

Safety and tolerability

Seven SAEs considered unlikely related or unrelated to study drug were reported in this study in 5 randomized subjects; 3 of the subjects were in the 1000 μg ACI-24 group (Covid-19 infection; pneumonia; and foot deformity) and 2 subjects were in the placebo group (transient ischemic attack; and 2 episodes of urinary retention and one concussion occurring in one subject). No episodes of ARIA-E or CNS inflammation were reported by MRI. ACI-24 was considered safe and well tolerated.

Antibody response

The vaccine triggered an IgM response with lower Abeta-specific IgG titers.

Pharmacodynamic and clinical measures

While no apparent effect in amyloid-PET was observed in this limited study population, evidence of a pharmacodynamic effect was shown by an increase of CSF Aβ1-40 and Aβ1-42 levels vs placebo, thereby suggesting target engagement. No consistent changes in cognitive and other clinical scales were observed over time, though it should be noted that the study was not powered for these endpoints.

Overall, these results support the clinical development of an optimized formulation of ACI-24 with T-cell help to improve the magnitude and the boostability of the antibody response. A CTA submission for the next study with the optimized formulation of ACI-24 in AD and Down syndrome populations was completed in Q4 2021.

 ACI-24 development in Down syndrome-related AD

The AD dementia that commonly develops in people with DS bears remarkable clinical and pathological similarity to familial and sporadic forms of AD and is characterized by progressive changes in Abeta and a number of other relevant biomarkers. AC immune is pioneering the development of anti Abeta vaccine for these individuals and this may also apply to other populations with genetic predisposition to AD and ultimately to broader sporadic AD patients.

Individuals with DS have an extra copy of chromosome 21, which is where the gene for amyloid precursor protein (APP) resides. These individuals develop AD at a rate that is three to five times that of the general population and develop the disease at a much younger age. At autopsy, AD pathology has been reported in 80% of people with DS over the age of 40 and 100% over the age of 60 years. The prevalence of AD in people with DS is more than 50% over the age of 50 and 75–100% over the age of 60 years (Strydom, 2018). It is estimated that there are six million people with DS worldwide, with 250,000 in the US. Preclinical results published by AC Immune in collaboration with Dr. Mobley of the University of California, San Diego in March 2016, showed, in a DS mouse model (Ts65Dn), a significant 20% memory improvement and a 27% reduction of Abeta in the brain following vaccination with ACI-DS-01, the mouse equivalent of ACI-24.

Phase 1b

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

Phase 1b results

Study treatment compliance was 100% and ACI-24 was safe and well tolerated in adults with DS, with no serious adverse events (SAEs) or evidence for CNS inflammation, meningoencephalitis, or ARIA. There have been no early subject withdrawals at any dose during the treatment period. ACI-24 vaccination in adults with DS resulted in encouraging immunogenicity (generation of anti-Abeta antibodies) and a positive pharmacodynamic response as measured by an increase in plasma Abeta. These results support further clinical development of in DS-related AD with the optimized formulation of ACI-24.

ACI-24.060

AC Immune has developed an optimized anti-Abeta vaccine formulation, ACI-24.060, which demonstrated encouraging safety and superior immunogenicity results in mouse and non-human primate (NHP) studies. Like ACI-24, ACI-24.060, which contains T-cell help epitopes, has been developed using our SupraAntigen platform and is designed to stimulate a patient’s immune system to produce antibodies that specifically target the misfolded Abeta conformer to prevent plaque accumulation and to enhance plaque clearance. The Company is pursuing clinical development with ACI-24.060, an optimized formulation of ACI-24 in early AD and in population with DS with presence of brain amyloid pathology.

Mechanism of Action

•
ACI-24.060’s mechanism of action is similar to the one described with the original formulation of ACI-24. The incorporation of T-cell help epitopes in this optimized formulation is intended to prime, boost and maintain a strong antibody response against key pathological Abeta species (including oligomeric and pyroglutamate Abeta). The antibodies elicited by the vaccine in NHPs showed clear target engagement by binding to human Abeta plaques on AD patient-derived brain tissue.

AC Immune submitted a Clinical Trial Application (CTA) to the UK Medicines and Healthcare Products Regulatory Agency (MHRA) in Q4 2021 to initiate development of the optimized formulation of ACI-24 in patients with prodromal AD and in adult subjects with DS with presence of brain amyloid pathology. It then plans for a subsequent Investigational New Drug (IND) application in the USA in early 2023 for the global development of the vaccine candidate.

ACI-7104 – anti-a-syn vaccine

Neurodegenerative conditions with a-syn accumulation, such as Parkinson’s disease, are increasingly linked to dementia and movement disorders in the aging population.

ACI-7104 is an optimized peptide-conjugate vaccine formulation designed to induce a-syn-specific antibodies recognizing aggregated a-syn species that have been demonstrated to be toxic to neurons. In contrast, ACI-7104-induced antibodies do not bind to the monomeric, physiological form of a-syn and do not cross-react with other members of the synuclein family such as beta- and gamma-synuclein.

A substantial package of preclinical and clinical data has been generated with PD01 (predecessor of ACI-7104). This candidate was tested in two different transgenic mouse models of PD and Dementia with Lewy bodies (DLB), the mThy1- and the PDGF-human a-syn transgenic mice. Active vaccination with PD01 resulted in decreased a-syn pathology in brain areas most affected by transgene overexpression, including the substantia nigra and the striatum, and this was accompanied by a reduced neurodegeneration and by improvements in motor and memory deficits in both in vivo models.

PD01 was the first vaccine candidate against pathological a-syn to be tested in a clinical study involving patients with early PD. A series of Phase 1 studies were completed in June 2018. The start of the Phase 2 trial in early PD patients to evaluate ACI-7104 is scheduled to commence in H2 2022.

Mechanism of action

•
ACI-7104 is composed of a short engineered antigenic a-syn peptide. This peptide coupled to a carrier protein facilitates the induction of an a-syn-specific antibody response that binds to toxic aggregated a-syn species with high selectivity (Mandler-M et al., Acta Neuropathol. 2014).

•
Vaccination of wild-type and transgenic mice, resulted in high antibody titres in plasma, which crossed into the cerebrospinal fluid (CSF) (Mandler-M et al., Acta Neuropathol. 2014) and recognized a-syn aggregates. Vaccination resulted in a decreased aggregation and accumulation of a-syn oligomers in brains of transgenic animals (Figure 16).

•	Clearance of a-syn was accompanied by reduced neurodegeneration and by improvements in motor and memory deficits in both in vivo models (Mandler-M et al., Acta Neuropathol. 2014).

Figure 16: Immunization with PD01 reduced the accumulation of a-syn aggregates in brains of mThy1-human a-syn transgenic mice

Ref: Mandler M et al., Acta Neuropathol. 2014

Clinical development

Phase 1 study design

The safety tolerability and immunogenicity of the a-syn vaccine were studied over a three and a half year period in 24 early PD subjects. There were four consecutive studies in this group of patients as shown in Figure 17 (Volc et al., The Lancet Neurology 2020 Jul), with patients randomized to receive a lower or higher dose of the alpha synuclein vaccine. After four priming doses, subjects were re-randomized to receive a booster injection at one of the two doses, followed by a second booster injection at the high dose.

Figure 17: Phase 1 study design

Ref: Volc et al., The Lancet Neurology, 2020

Safety

This Phase 1 study series demonstrated a favorable long-term safety profile for PD01.

Antibody response

PD01 induced a long lasting and boostable antibody response (Figure 18A). Such induced antibodies have been shown to bind preferentially the aggregated species of a-syn. The induced antibodies were also demonstrated to bind to a-syn aggregates in human PD and DLB brain tissue.

Pharmacological and clinical effect

Evidence for in vivo target engagement and signals for clinical efficacy have been observed in these Phase 1 studies in PD, as immunization was associated with a decrease in oligomeric a-syn in CSF of treated patients and with a stabilization of clinical scores as shown by the MDS-UPDRS part 3 scores (Volc et al., The Lancet Neurology, 2020 Jul). Post hoc analyses of this study series delivered highly encouraging data with respect to target engagement and identification of a potential biomarker for PD, including:

•	In vivo target engagement of induced antibodies was demonstrated by lowering of oligomeric a-syn in CSF of vaccinated subjects (Figure 18B).

•	A highly significant correlation between oligomeric a-syn concentration in CSF and MDS-UPDRS 3 score (motor-symptoms) in PD patients at baseline was shown for the first time.

•	The reduction of oligomeric a-syn in CSF correlated significantly with clinical improvement, the changes in MDS-UPDRS 3 score over time (Figure 18C).

Figure 18: Pharmacokinetic and pharmacodynamic effect of PD01 vaccination in early PD patients

Ref: Volc et al., The Lancet Neurology, 2020

These combined data provide a validation of the role of a-syn in disease progression and demonstrate that a-syn directed vaccination using ACI-7104 has the potential to positively impact clinical outcome. These data also provide an excellent basis for design of the planned Phase 2 study.

Semorinemab

Semorinemab is a humanized high-affinity IgG4 isotype antibody candidate that binds all forms of Tau. Semorinemab is designed to intercept extracellular Tau, stopping or slowing cell-to-cell spread and propagation of pathological Tau in the brain. Semorinemab is in Phase 2 clinical development for AD as part of an ongoing collaboration, which was established in 2012, with Genentech.

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

Figure 19: Alleviation of Tau pathology in models of AD

Representative images of hippocampal coronal sections from human Tau-P301L transgenic mice treated with (A) control antibody or (B) semorinemab, and immunostained for pathological Tau deposits

Ref: Ayalon et al., Science Trans. Med. 2021

Clinical development

A Phase 1 clinical trial involving 75 subjects evaluated the safety, tolerability, pharmacokinetics and preliminary data on therapeutic activity of semorinemab in people with AD and in healthy volunteers. This trial was completed in the second quarter of 2017. Semorinemab was administered at single doses of up to 16,800 mg to healthy volunteers, and at multiple doses of 8,400 mg to healthy volunteers and patients with mild-to-moderate AD. No dose-limiting toxicities and no SAEs were observed. No participant withdrawals, modifications or interruptions due to an adverse event were reported. Results were presented at multiple conferences, including the 13th International Conference on Alzheimer’s & Parkinson’s Diseases and Related Neurological Disorders (AD/PD) in 2017, the AAIC in 2017, and the 10th international CTAD conference in 2017.

Semorinemab exhibited a dose-proportional pharmacokinetic profile and CNS exposure, with a median half-life of 32.3 days. Plasma total Tau concentration increased with increasing drug doses and was doubled in participants with AD compared with healthy volunteers, suggesting a pharmacodynamic signal as shown in the figure below.

Figure 20: Phase 1 pharmacokinetic and plasma Tau results

Ref: Kerchner et al., CTAD 2017.

A Phase 2 clinical trial (Tauriel) commenced in Q4 2017 with the dosing of the first patient. This multicenter trial, which enrolled 457 participants, assessed the safety, tolerability and efficacy of semorinemab in people with prodromal-to-mild AD. Participants received one of three active doses or a placebo for 72 weeks, followed by a 96-week optional open-label extension (OLE) (Figure 21). Primary endpoints included safety assessment and the composite functional and cognitive endpoint CDR (Clinical Dementia Rating scale) CDR-SB score.

Figure 21: Phase 2 (Tauriel) study design

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

Further analyses revealed a dose-dependent increase in serum pharmacokinetics and evidence of target engagement, measured by an increase in plasma Tau levels, which is consistent with previous Phase 1 study results (Figure 22).

Figure 22: Phase 2 (Tauriel) study peripheral pharmacokinetic and pharmacodynamic results

Ref: Teng et al., CTAD 2020

Semorinemab did not show a dose-dependent effect on Tau PET signal in the brain. However there was evidence of central target engagement from assessment of soluble tau in CSF: N-terminal Tau increased with exposure, and pTau181 and mid-domain Tau decreased.

Figure 23: Phase 2 (Tauriel) study CSF target engagement

Ref: Wildsmith et al., AD/PD 2021

A second Phase 2 trial (Lauriet) was initiated in Q1 2019. This is a multicenter study enrolling 272 participants, and is designed to evaluate the clinical efficacy, safety, pharmacokinetics and pharmacodynamics of semorinemab in patients with moderate AD [Mini Mental State Examination (MMSE) 16–21, CDR-GS 1 or 2]. The study consists of a screening period, a double-blind treatment period of 49 weeks, an optional OLE period, and a follow-up period, with the 11-item Alzheimer’s Disease Assessment Scale-cognitive subscale (ADAS-Cog11) and Alzheimer’s Disease Cooperative Study-Activities of Daily Living tools as the primary endpoints, and CDR-SB, MMSE and safety as secondary endpoints. Primary completion (last patient, last visit) was in Q2 2021.

On August 31, 2021 the Company reported that Genentech had informed the Company that the Lauriet study had met one of its co-primary endpoints, ADAS-Cog 11. The second co-primary endpoint, ADCS-ADL, was not met. Safety data showed that semorinemab was well tolerated with an acceptable safety profile and no unanticipated safety signals. On November 10, 2021, the Company reported that Genentech had presented the full top-line data from the Lauriet study during a late-breaking session at the 14th Clinical Trials on Alzheimer’s Disease conference.

272 subjects were randomized into the study and 267 dosed. 49 study centers participated in the US, France, Spain and Poland. In a modified intent to treat (mITT) population of all trial participants who had received at least one dose of study drug and had at least one post-baseline ADAS-Cog 11 assessment, there was a 42.2% slowing of cognitive decline compared to placebo, the result being highly statistically significant (p=0.0008).

Figure 24: Effect of semorinemab on cognition assessed by ADAS-Cog11

Ref: Monteiro C. et al., CTAD 2021

The effect on ADAS-Cog 11 was consistently seen at around the same magnitude in subgroup analyses looking at subjects with higher or lower baseline severity assessed by MMSE, brain tau load assessed by GTP1-PET and different ApoE genotypes. The effect on ADAS-Cog11 was driven by an effect on memory items in the scale. No changes were apparent in functional measures including the co-primary endpoint ADCS-ADL, and the secondary endpoint, CDR-SB, and there was no significant effect in the other secondary endpoint, the MMSE. The reason for the lack of functional effects is unclear. Regular interim analyses in the ongoing extension study are being made to test for later effects on function. Plasma tau rose markedly during the study confirming peripheral target engagement, with serum levels of semorinemab in the expected range. The ratio of CSF to plasma semorinemab concentration was 0.29%, in the expected range for similar monoclonal antibodies. There was no apparent effect on global or regional brain tau load assessed by GTP-1 PET. CSF biomarker data are not yet available. Safety data indicated that semorinemab was well tolerated, with no difference in the frequency of serious or non-serious adverse events or discontinuations due to adverse events.

The results are the first evidence for an effect of an anti-tau immunotherapy on cognition. Data from the ongoing open-label extension phase of the study and CSF biomarkers when available will help in further interpretation of the results.

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

Figure 25: Crenezumab’s IgG4 backbone balances efficacy with safety

Ref: Data reported in Adolfsson et al., J. Neurosci 2012

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

Figure 26: ABBY high-dose arm: Change in ADAS-Cog 12

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

BLAZE study results

The primary endpoint of change in brain amyloid load by florbetapir-PET was not met, but the study was not powered to detect statistically significant results. However, positive trends were observed as shown below in exploratory analyses of the BLAZE amyloid PET results using a white matter reference region, which is considered a more sensitive approach for longitudinal studies. These analyses, conducted independently by two laboratories, the Banner Alzheimer’s Institute and MNI Laboratories, produced analogous results, with a trend in the reduction of Abeta accumulation observed in the high-dose arm (Figure 27). As described below, a similar result was obtained in the Phase 3 studies.

Figure 27: Blaze high-dose arm: amyloid PET results

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

Figure 28: BLAZE high-dose arm: crenezumab increases CSF total Abeta levels relative to placebo

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

In 2012, crenezumab was independently selected from among 25 product candidates for use in the first-ever such AD prevention study. The study, a collaboration worth USD 100 million between the NIH, Banner Alzheimer’s Institute and Genentech, is the cornerstone of the global Alzheimer’s Prevention Initiative. Crenezumab is being administered pre-symptomatically to 300 members of an extended Colombian family, of which 200 members carry a mutation that causes early-onset AD. Family members usually develop symptoms before the age of 45 years. The 5-year study has cognitive endpoints. An interim analysis is possible according to the protocol, but the data and results of that analysis may not be made public due to patient sensitivity. The study commenced Q4 2013 and the data for the primary outcome measures are expected in H1 2022.

Figure 29: Crenezumab AD prevention trial (Alzheimer’s Prevention Initiative ADAD): unique population to study prevention treatment

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

As presented at CTAD 2019, target engagement was observed with increases in levels of Abeta1–42 in blood and CSF. As shown in Figure 30, the number of subjects available for analysis fell significantly after the baseline. Due to the early termination of the studies, data at the 2-year timepoint was only available for 17 of the 139 crenezumab subjects in whom CSF Abeta was analyzed.

Figure 30: CSF total Abeta42 and total Abeta change from baseline, pooled CREAD/CREAD2 results

Ref: Bittner et al., Roche CTAD 2019

Reduced accumulation of Abeta in the brain on florebetapir amyloid PET scans was observed, with a pattern very similar to that observed in the Phase 2 BLAZE studies.

Figure 31: [18F] Florbetapir amyloid PET standard uptake value ratio (SUVR) change from baseline, pooled CREAD/CREAD2

Ref: Bittner et al., Roche CTAD 2019

A numerical trend to reduction in level of total Tau and phospho-Tau 181 (pTau181) in the CSF in patients on crenezumab compared with placebo was observed although the small numbers in the analysis due to early termination of the studies preclude firm conclusions from being drawn.

Figure 32: CFS total Tau and pTau181 change from baseline, polled CREAD/CREAD2

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

Figure 33: Exploratory biomarkers: Roche NeuroToolkit

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

Prevention trial in familial AD

As described above crenezumab continues to be studied under the Alzheimer’s Prevention Initiative in a preventive trial in Colombia, which began in 2013, of cognitively healthy individuals with an autosomal-dominant mutation who are at risk of developing familial AD.

Morphomer Tau

Approximately 2,000 compounds were screened so far for the Morphomer Tau program. This allowed the identification of several chemical series of orally bioavailable small molecules with suitable CNS properties. The lead compounds displayed selectivity for binding to pathological Tau aggregates in preference to other protein aggregates. In addition, the lead compounds were able to prevent Tau aggregation and promote its disaggregation. Further characterization using multiple orthogonal in vitro, ex vivo and in vivo tests addressing pharmacology absorption, distribution, metabolism, and excretion (ADME), and safety properties led to the identification of the first clinical candidate ACI-3024.

ACI-3024

ACI-3024 is a potent Tau aggregation inhibitor active against the 3R and 4R human Tau isoforms as well as the mutant forms associated with human Tauopathies, such as FTLD-Tau (e.g., PSP, Pick’s disease, corticobasal degeneration). ACI-3024 selectively binds to aggregated Tau and does not bind to the monomeric forms of Tau. Moreover, the binding to Tau aggregates is selective, with no cross-reactivity to aggregates of Abeta and a-syn.

ACI-3024 showed a potent and dose-dependent reduction in spontaneous intracellular Tau aggregation and misfolding as measured by immunocytochemistry in human neuronal-like cells over-expressing Tau. Furthermore, ACI-3024 promoted ex vivo disaggregation of Tau neurofibrillary tangles on human AD brain sections.

The in vivo efficacy of ACI-3024 was evaluated in the Tg4510 mouse model (Ramsden et al., 2005). In vivo treatment of Tg4510 transgenic mice with ACI-3024 reduced aggregated and insoluble hyper-phosphorylated Tau. Immunohistochemistry analysis of misfolded Tau using an MC1 antibody in Tg4510 brain sections of the same mice treated with ACI-3024 showed reduction of misfolded Tau. These effects were proportional to the plasma concentration of ACI-3024 (Figure 34).

Total Tau concentration in cerebrospinal fluid (CSF) was inversely correlated with ACI-3024 exposure in plasma, suggesting the possibility of exploring CSF Tau concentrations as a biomarker of target engagement.

Further work is ongoing to evaluate ACI-3024 in selected NeuroOrphan indications.

Figure 34: Dose-dependent reduction in Tau misfolding in vivo

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

Effect on neuroinflammation

ACI-3024 efficacy on pathological Tau-induced neuroinflammation was assessed in vitro and in vivo. In vitro, ACI-3024 induced a potent reduction of Tau-induced neuroinflammation markers (Figure 35, below). In vivo, in Tg4510 mice, treatment with ACI-3024 overall reduced microgliosis, most likely as a downstream consequence of reducing Tau pathology, by reducing the derived pathological Tau-induced microglial activation (Figure 35).

Figure 35: ACI-3024 significantly reduces Tau-induced neuroinflammation

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

Figure 36: Morphomer Tau therapeutic program: summary and outlook

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

In May 2014, we established a license and collaboration agreement for our Tau-PET imaging program with LMI. The Phase 1 clinical study of our clinical candidate PI-2620 in AD was completed in Q1 2018. LMI commenced a Phase 2 longitudinal study in AD of the program in Q3 2019. The Phase 2 longitudinal study in AD in South Korea (Asan Medical Center) was completed in Q4 2021.

PI-2620 is selective for Tau over Abeta and other “off-target” binding compared with current published Tau-PET agents in development, as no binding to Abeta in vivo and no “off-target” retention in basal ganglia or choroid plexus was observed. In addition, PI-2620 can be readily radiolabeled with fluorine 18. A major differentiator for PI-2620 is its ability to bind 4-repeat (4R) Tau isoforms, which are present in varying amounts in different neurodegenerative diseases. Most Tau PET tracers in development are not able to bind 4R Tau and are of limited use for certain diseases driven by these Tau species. Thus, two test-retest studies (Phase 1) in PSP are open and recruiting with results anticipated in H2 2022. Due to its ability to detect 4R Tau aggregates, PI-2620 is the first and only PET imaging agent to receive orphan drug designations for the diagnosis of PSP and CBD.

Figure 37: PI-2620 – Distinguishing the clinically predicted Tau isoform in different tauopathies

Ref: Song et al., J Cereb Blood Flow Metab. 2021

Figure 37 above shows Abeta PET images (left) together with Tau PET (right) SUVR images of cortical areas of patients with 3/4R (top), 4R (middle) tauopathies and healthy control (bottom). Thus, PI-2620 binding characteristics in cortical regions differentiated between 3/4R- (AD) and 4R-tauopathies (PSP, CBD) and might serve as a supportive readout in the diagnostic workup of neurodegenerative disorders.

Figure 38: PI-2620 – differentiated CBD subtypes

Ref: Palleis et al., Mov Disord. 2021

The PI-2620 Tau-PET data displayed in Figure 38 above shows the average PI-2620 distribution volume ratio (DVR) binding maps presented as axial overlays on a standard MRI template for all study groups (Aβ[-]CBS, n = 34 (top); Aβ[+]CBS, n = 11 (middle); and controls (CTRL), n = 14 (bottom)). Extracerebral voxels were masked. Images from patients with left-dominant symptoms were flipped. Thus, the data indicated a value of PI-2620 for evaluating corticobasal syndrome, providing quantitatively and regionally distinct signals in β-amyloid-positive as well as β-amyloid-negative corticobasal syndrome. In corticobasal syndrome, PI-2620 may potentially serve for a differential diagnosis and for monitoring disease progression.

Figure 39: PI-2620 – in silico docking of PI-2620 in AD

Ref: Kroth et al., J Med Chem. 2021

Figure 39 above shows the in silico docking of PI-2620 into site1 utilizing a dodecamer model of paired helical filament (PHF) (A). Potential binding interactions between PI-2620 and adjacent amino acid residues of site1 are indicated with black arrows (B).

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

In 2021, we completed the clinical evaluation of our second generation clinical candidate ACI-3847 by showing no differences in tracer retention between in patients with synucleinopathies compared to controls.

In the same timeframe, we have also initiated the clinical development of our third-generation candidate, ACI-12589. Compared to the second-generation tracer, ACI-12589 retained the good selectivity and pharmacokinetic profile while also showing a significantly increased signal specificity in PD versus non-diseased human tissues (Figure 40). The current status of the program was presented at AD/PD 2021 and AAIC 2021.

 The Phase 1-enabling preclinical and manufacturing activities for ACI-12589 were completed in 2020 and the IND was accepted in early 2021. The FiH clinical evaluation of the third-generation tracer in PD, MSA and other a-synucleinopathies began in February 2021 and the readout is expected by Q2 2022.

Figure 40: 3rd generation alpha-synuclein tracers with improved properties

(1) Parkinson’s disease; (2) Alpha synuclein; (3) Parkinson’s disease with dementia; (4) PD with SNCA G51D mutation; (5) Non-diseased control; (6) Non-specific

Ref: AC Immune, AAIC Conference, 2020

Currently there are no imaging products in the market that target a-syn. This provides us with the opportunity to become the market leader in a-syn PET imaging. We believe the ability to image a-syn deposits in the brain will enable a fundamental change in the approach toward diagnosing and treating PD and other a-syn-associated diseases.

Our preclinical programs

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

Figure 41: Key pathologies for further pipeline expansion

(1) Frontotemporal lobar degeneration; (2) Amyotrophic lateral sclerosis; (3) Limbic-predominant age-related TDP-43 encephalopathy; (4) TAR DNA-binding protein 43; (5) Alpha-synuclein; (6) NOD-like receptor protein 3

Based on the data to date, our technology platforms can be applied to misfolded proteins across a broad range of indications. Five of our preclinical programs are outlined below:

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

A-syn antibody

The a-syn antibodies generated using our SupraAntigen platform have unique binding properties allowing them to bind preferentially to the pathological forms of a-syn. A-syn aggregation and spreading are established targets for PD, MSA and other synucleinopathies. Antibodies that interfere with the aggregation and spreading mechanisms of a-syn provide a therapeutic option for the treatment of PD. The a-syn antibodies were able to significantly delay the seeded aggregation of pathological a-syn in an in vitro aggregation assay, and were able to significantly decrease pathological a-syn spreading in an in vivo animal model of PD. Characterization using multiple orthogonal in vitro and in vivo tests addressing binding, specificity, functionality and pharmacological properties has led to the identification of the lead candidate ACI-5755.

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

Morphomer a-Syn

Leveraging our Morphomer platform, we identified and characterized the first biologically active small molecule inhibitors targeting intracellular a-syn aggregates. Initial compounds, from several distinct chemical series, significantly decrease a-syn aggregate accumulation in neurons by interfering with the fibrillation process. Iterative medicinal chemistry optimization led to the identification of orally available and well-tolerated compounds with favorable CNS-penetrant pharmacokinetic properties, which will be progressed into in vivo proof-of-concept studies in animal models of alpha-synucleinopathies. Medicinal chemistry efforts will continue on improving properties of lead chemical series, in parallel to identifying structurally diverse compounds fulfilling the target product profile.

In December 2021, the Company received a grant from the MJFF to fund the optimization of the current compound series and declare a preclinical lead, which will commence in Q1 2022.

TDP-43 antibody

TDP-43 is a recently identified target of growing interest for NeuroOrphan indications such as frontotemporal dementia (FTD) and ALS. Interestingly, TDP-43 also plays an important role in other significant neurodegenerative indications such as AD or LATE.

Anti-TDP-43 antibodies binding to various regions of TDP-43 were generated by our SupraAntigen platform. A subset displayed conformational selectivity to misfolded TDP-43, while others recognized all TDP-43 isoforms (Figure 42A). Multiple antibodies were generated and characterized in vitro, from which two pan-TDP-43 antibodies (ACI-5891 and ACI-5886) were selected for the evaluation of their efficacy in mitigating TDP-43 aggregation in vitro and in vivo (Figure 42B-C). ACI-5891 showed a high binding affinity for TDP-43 and ability to reduce TDP-43 aggregation in vitro and in vivo.

Lead characterization

To evaluate the functional efficacy of TDP-43 antibodies in vitro, the ability of ACI-5891 to inhibit TDP-43 aggregation was tested. In an in vitro assay with recombinant TDP-43, ACI-5891 significantly inhibited TDP-43 aggregation by 98% compared with the isotype control and significantly promoted their phagocytosis by mouse primary microglia. Using FTLD-TDP patient-derived brain extracts to induce templated TDP-43 aggregation in vitro, ACI-5891, which binds to the C-terminal domain of TDP-43, was able to substantially interfere with this process of seeding (Figure 42YB). Moreover, ACI-5891 demonstrated functional efficacy in vivo by reducing pathological TDP-43 in two different mouse models of ALS and FTD (Figure 42C). Our findings demonstrate, for the first time, that a monoclonal antibody targeting the C-terminal region of TDP-43 limits pathology and neurotoxicity by enabling clearance of misfolded TDP-43 through microglia engagement and support the clinical strategy to target TDP-43 by passive immunotherapy.

ACI-5891 humanization and manufacturability assessment

ACI-5891 was successfully humanized on a human antibody framework. Several variants had a similar binding capacity for TDP-43 as well as potency for inhibition of TDP-43 aggregation as compared to the chimeric monoclonal antibody. The target values were achieved for the lead candidates in terms of target affinity, functional efficacy and percentage humanness. Developability of clinical lead candidates was further confirmed in manufacturability assessment studies.

Figure 42: Key results for TDP-43 antibodies program

Ref: AC Immune, AD/PD Conference, 2022

Neuroinflammation and the NLRP3 inflammasome pathway

Microglial cells are the main resident immune cells in the brain, which maintain a healthy environment by removing damaged cells and misfolded protein aggregates. When overstimulated, microglia can drive neuroinflammation, leading to increased neuronal death and disease progression. A key molecular pathway that is activated by misfolded proteins related to neurodegenerative and other diseases, is the NLRP3 inflammasome, a multi-protein complex that forms within microglia leading to production of pro-inflammatory factors that exacerbate neuronal atrophy. A critical component of the NLRP3 pathway is ASC (apoptosis-associated speck-like protein containing a C-terminal caspase recruitment domain), which is formed and released by activated microglia. Intracellularly, ASC specks participate in the production of pro-inflammatory cytokines, whereas extracellular ASC specks cause acute inflammatory reactions. ASC specks have been identified in microglia within the CNS of patients with NDD (Venegas, 2017) as well as patients’ body fluids.

As illustrated in Figure 43, pathological species of Abeta, Tau, a-syn and TDP-43 induce NLRP3 inflammasome activation and ASC speck formation. AC Immune is developing multiple small molecule and antibody-based candidates with the potential to inhibit the NLRP3 pathway. Recent in vitro studies and in vivo experiments in animal models of AD, PD and ALS have validated this approach.

Figure 43: Proteinopathies exacerbate NLRP3-driven neuronal damage and promotes further neurodegeneration

(1) Amyotrophic lateral sclerosis; (2) Frontotemporal lobar dementia; (3) TAR DNA-binding protein 43; (4) NOD-like receptor protein 3; (5) Apoptosis-associated speck-like protein containing a CARD, also PYCARD; (6) Neurofibrillary tangle

Targeting NLRP3-ASC in neurodegenerative diseases

In AD, Abeta peptides, which accumulate to form the characteristic plaques in AD activate the NLRP3 inflammasome (Halle, 2008). The downstream pro-inflammatory factors, IL-1b and IL-18, increased in cells isolated in these patients (Saresella, 2016). Further validation of these targets in AD involve crossing NLRP3 or ASC knockout mice to models of Abeta-driven pathology. In these models, neuroinflammation decreased and neuronal and memory function improved (Heneka, 2013; Demspey, 2017; Venegas, 2017). Recently, ASC speck and IL-18 levels were shown to be higher in human Mild Cognitive Impairment (MCI) and AD brain samples indicating that ASC is a promising biomarker of MCI and AD (Scott, 2020).

In Parkinson’s disease, NLRP3 is activated and ASC formation is upregulated (Gordon, 2018 and Anderson, 2021). Exome sequencing analysis identified multiple single-nucleotide polymorphisms of NLRP3 including rs7525979, which was associated with a significantly reduced risk of developing PD (von Herrmann, 2018). In vitro, NLRP3 inhibition decreases a-syn-mediated inflammasome activation in mouse microglial cells and extracellular ASC release. In multiple PD animal models, targeting NLRP3 effectively mitigates motor deficits, nigrostriatal dopaminergic degeneration and accumulation of a-syn aggregates (Gordon 2018). Taken together, NLRP3 is responsible for driving neuroinflammation that results in progressive dopaminergic neuropathology, highlighting NLRP3 as a potential target for PD disease-modifying treatments.

As illustrated in Figure 43, extracellular Tau activates NLRP3 and ASC formation in microglia. In patients with frontotemporal dementia, elevated cleavage of caspase-1, increased ASC levels and mature IL-1b are observed (Ising, 2019). Furthermore, in preclinical models, injection of fibrillar Abeta induces Tau pathology in an NLRP3-dependent manner (Ising, 2019) and the absence of ASC or inhibition of NLRP3 decreases seeding by Tau in vivo and in vitro (Stancu, 2019). Finally, NLRP3 inhibition ameliorates inflammation and ER stress signaling in a model of Tau-driven pathology, as well as partially normalizes phospho-tau levels (Hull, 2020).

Concerning ALS, TDP-43-mediated activation of microglia causes motor neuron cell death in vitro (Zhao, 2015) with downstream activation of NF-kB and NLRP3 (Clark, 2020) and involves CD14. This finding is clinically relevant as increased CD14 expression by microglia is observed in postmortem spinal cord tissue from patients with ALS, a TDP-43-driven disease (Clark, 2020). Furthermore, wildtype and mutant forms of TDP-43 activate microglia to generate IL-1b, which is abolished by NLRP3 inhibition (Deora, 2019).

Microglia isolated from the ALS mouse model, SOD1G93A, express elevated levels of NLRP3 (Deora, 2019). When microglia are incubated with soluble or aggregated SOD1G93A, NLRP3 is activated, ASC specks are formed and IL-1b is secreted which is prevented by treatment with an NLRP3 inhibitor (Deora, 2019).

Our strategy for targeting the NLRP3-ASC inflammasome

AC Immune is aggressively pursuing this key pathway in order to reduce the unwanted progression of inflammation in diseases and syndromes caused by the hyper-activation of the NLRP3 inflammasome. Our aim is to develop therapeutics that decrease production of pro-inflammatory factors yet maintain normal phagocytosis of debris and misfolded proteins as well as allow the function of other pathogen-sensing pathways. Currently, AC Immune is targeting the NLRP3-ASC pathway using two complementary approaches, derived from our two technology platforms (Figure 44):

Figure 44: Strategy to use our dual proprietary technology platforms to target NLRP3-ASC

(1) NOD-like receptor protein 3; (2) Apoptosis-associated speck-like protein containing a CARD, also PYCARD

Ref: Adapted from Ransohoff et al., Nature 2017

Small molecule inhibitors of NLRP3

Leveraging our proprietary Morphomer platform, the Company has successfully identified and filed patent applications for various chemical series of potent small molecule NLRP3 inhibitors. The Company has established biological activity for these compounds in multiple functional assays (Figures 45 and 46), and initial animal studies show highly potent target inhibition in a model of peripheral inflammation (Figure 47), providing the first evidence of in vivo activity. AC immune is currently evaluating potential lead compounds for further in vivo efficacy and optimization for CNS delivery.

Figure 45: Screening assay to quantify the compound-mediated inhibition of IL-1β production in vitro using human microglia

(1) NOD-like receptor protein 3; (2) Interleukin 1 beta

Ref: Adapted from Choi et al., Mol Cell 2014

In the figure above, the left panel illustrates the signal transduction pathway leading to NLRP3 inflammasome activation. The right panel shows the dose dependent inhibition by a small molecule candidate (cmpd 1) and reference molecule (Ref) of the NLRP3 pathway post stimulation with monosodium urate (MSU) crystal that induced interleukin-1β production by human macrophages. IC50 (inhibition concentration at 50%); DMSO (negative vehicle control) (Ref: AC Immune unpublished data).

Figure 46: Secondary assays involving human whole blood demonstrate potent hit compounds active in vitro using multiple donors

(1) NOD-like receptor protein 3; (2) Interleukin 1 beta; (3) Bioluminescence Resonance Energy Transfer

Ref: AC Immune unpublished data

Figure 47: In a mouse model of peritonitis, several of the initial hits targeting NLRP3 show significant inhibition of IL-1β production in vivo

(1) NOD-like receptor protein 3; (2) Interleukin 1 beta; (3) Bacterial lipopolysaccaride

Ref: AC Immune unpublished data

Therapeutic antibodies for neuroinflammation (mAb-ASC)

It has been shown in the APP/PSI mouse model of AD, intracellular and extracellular ASC specks are present. Treatment using an anti-ASC antibody decreases the Abeta load in these mice (Figure 48).

Figure 48: ASC specks in AD patients and mouse model of AD

(1) Apoptosis-associated speck-like protein containing a CARD; (2) Amyloid precursor protein/presenilin 1

Ref: Vanegas et al., Nature 2017

Using our SupraAntigen platform, AC Immune generated a novel anti-ASC monoclonal antibodies. It binds to human and mouse ASC specks with picomolar affinity and shows specific target engagement on human and mouse macrophages (arrows in the immunofluorescence images, Figure 49). In addition, western blot experiments demonstrated target engagement on ASC specks obtained or purified from recombinant mouse (Rec Mouse) and recombinant human (Rec Human) while target specificity was confirmed in human macrophages where ASC is genetically knocked down (no band for THP-1 ASC KO; Figure 49). Selected antibodies are currently being evaluated in in vivo proof-of-concept studies using animal models of human disease. These have been initiated in Q4 2021 with data estimated by H2 2022 to validate ASC specks as targets. This would narrow the antibody candidates for lead declaration. These innovative, potentially disease-modifying antibodies are designed to have the highest potential to prevent inflammation and modify the downstream exacerbation of various proteinopathies.

Figure 49: Neutralizing anti-ASC antibodies that bind extracellular human ASC and potently inhibit inflammation-mediated formation of ASC specks

(1) Apoptosis-associated speck-like protein containing a CARD; (2) monoclonal antibodies

Ref: AC Immune unpublished data

TDP-43 imaging diagnostics

To complement our pipeline of PET imaging tracers, we also selected TDP-43 as a third target. TDP-43 in its physiological function is a protein regulating mRNA splicing, stability and translation as well as gene transcription. Similar to Tau, Abeta and a-syn, TDP-43 misfolds in TDP-43 proteinopathies into insoluble aggregates predominantly in the cytoplasm of neurons, leading to cellular dysfunction and eventually clinical symptoms. TDP-43 pathology often appears in other neurodegenerative diseases (e.g., AD) as a part of mixed pathologies, and it has been proposed that misfolded TDP-43 contributes to the observed clinical phenotype in addition to the primary pathology. The precise molecular diagnosis and differentiation of early stages of such diseases is of critical importance. Using proprietary assays, a set of small molecular weight compounds from four chemically distinct series were identified, which bind to patient-derived pathological TDP-43. Several of these compounds demonstrated favorable pharmacokinetic profiles in rodents suggesting suitable properties for further development as PET ligands. We identified candidates showing nanomolar affinities on TDP-43 aggregates enriched from patients with TDP-43 proteinopathies. Selected compounds show target engagement on FTLD-TDP brain sections by high resolution autoradiography. Affinity and selectivity are being further optimized to deliver a potential first-in-class PET tracer for TDP-43.

Figure 50: First-in-class TDP-43 PET imaging tracer – Discovery Phase

Ref: AC Immune, AD/PD Conference, 2022

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

License agreements and collaborations

Our SupraAntigen and Morphomer platforms have generated large numbers of clinical assets that address multiple diseases related to protein misfolding. Selected key assets in the product pipeline have been licensed for upfront payments, milestones and royalties to help offset the cost of our research and internal product development. Discussions with other companies are ongoing. We have signed a number of licensing agreements with leading pharmaceutical companies to assist and accelerate the development of our product pipeline, including:

•
a worldwide licensing agreement with Genentech signed in November 2006 (and amended in March 2009, January 2013, May 2014 and May 2015) for crenezumab for AD, under which we may become eligible to receive payments potentially greater than USD 340 (CHF 314) million, excluding royalties;

•
a worldwide licensing agreement with Genentech signed in June 2012 (and amended in December 2015) for anti-Tau antibodies to treat AD and potentially other indications, under which we may become eligible to receive payments potentially greater than CHF 400 million, excluding royalties;

•
a worldwide licensing agreement with Janssen signed in December 2014 (and amended in April 2016, July 2017, January 2019 and November 2019) for therapeutic anti-Tau vaccines for AD, and potentially other Tauopathies, under which we may become eligible to receive payments totaling up to CHF 500 million, excluding royalties;

•
a worldwide licensing and collaboration agreement (LCA) with LMI (formerly Piramal Imaging SA) signed in May 2014 for small-molecule Tau ligands for use as PET tracers under which we may become eligible to receive payments totaling up to EUR 160 (CHF 167) million, excluding royalties; and

•
a worldwide license agreement with Lilly to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases, which was entered into in December 2018 (and amended in September 2019 and March 2020). The agreement was deemed effective on January 23, 2019. Under this, we may become eligible to receive payments up to approximately CHF 1.9 billion, excluding royalties.

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

Currently, there is only one approved disease-modifying product for AD. Most currently approved therapies seek to treat the symptoms of AD, such as cognitive decline, but do not slow or stop the progression of the disease. In addition, commonly, there is off-label prescription of antidepressant and antipsychotic agents for more patients with advanced AD who may have agitation, aggressive behaviors, psychosis and depression.

We expect there to be several classes of disease-modifying agents that will enter the AD market. Among our monoclonal antibodies, there are semorinemab targeting extracellular Tau and crenezumab targeting Abeta oligomers. Therapeutic vaccines are a second class of disease-modifying therapies, and include our candidate products ACI-35.030, which targets aggregated, phosphorylated Tau protein and ACI-24, which targets oligomeric Abeta. A third class of disease-modifying therapies, small molecules, include our Morphomer Tau program, which inhibits Tau aggregates.

The availability of novel diagnostic agents to visualize the disease development in patients with AD is critical for successful clinical development of disease-modifying products in AD. At the forefront of this new diagnostic effort are PET agents for imaging of disease pathology, and in particular, Tau-targeting PET agents, which we believe will allow precise assessment of disease in patients with AD. A similar situation is developing in other NDD, such as PD, where PET imaging is becoming available.

ACI-35.030. ACI-35.030, if approved, would compete with other approved Tau-targeting therapeutic vaccines. This includes the AADvac1 vaccine developed by Axon Neuroscience, which completed a Phase 2 study in 2019.

ACI-24 for AD. ACI-24, if approved, would compete with other approved anti-Abeta-targeting therapeutic vaccines. This includes the ABvac 40 (Araclon Biotech), which is currently being evaluated in a Phase 2 study and UB-311(Vaxxinity), which has completed a Phase 2a study. In addition, ABvac 42 (Araclon Biotech) has completed a Phase 1 study and ALZ-101 (Alzinova) is currently being evaluated in a Phase 1b study.

ACI-24 for DS. ACI-24 is the first disease-modifying vaccine candidate addressing DS-related AD, with a potential preventive and therapeutic application. Although there are symptomatic treatments of DS in clinical development, to our knowledge there are currently no other disease-modifying treatments in clinical development for AD in DS.

ACI-7104. ACI-7104, if approved, would compete with other approved a-syn-targeting therapeutic vaccines. This includes the UB-312 vaccine developed by Vaxxinity, which is being evaluated in a Phase 1 study.

Semorinemab. Semorinemab is one of several Tau-targeting monoclonal antibodies in development to potentially act as disease-modifying agents. Bepranemab (UCB/Roche) and JNJ-63733657 (Janssen) are being evaluated in Phase 2 studies. BIIB076 (Biogen/Neuroimmune), Lu AF87908 (Lundbeck), PNT001 (Pinteon Therapeutics), E-2814 (Eisai) and PRX005 (Prothena/BMS) are being evaluated in Phase 1 studies.

Crenezumab. Crenezumab is the first monoclonal antibody candidate that targets Abeta in cognitively healthy individuals at risk of developing familial AD. However, Lilly’s solanezumab, Roche’s gantenerumab, lecanemab (BioArctic/Eisai) and donanemab (Eli Lilly) are being evaluated in studies of presymptomatic AD. ADUHELM (Biogen) has been approved by FDA under the accelerated approval pathway for the treatment of patients with mild cognitive impairment and mild dementia.

Morphomer Tau. AC Immune has developed the first small molecule targeting aggregated Tau with high selectivity for the target. In collaboration with Lilly, this molecule (ACI-3024) was studied in a Phase 1 clinical trial which was completed in 2020 as a first-in-class, Tau-specific, disease-modifying, Tau aggregation inhibitor small molecule for the treatment of neurodegenerative diseases characterized by misfolded Tau. Together with our partner Eli Lilly, we have identified optimized candidates that will now be prioritized for Alzheimer’s disease development. The optimized candidates have been shown to have enhanced brain uptake, good safety profiles and high affinity for Tau. These new candidates are being further characterized in in vivo preclinical models and will be advanced into IND-enabling studies, and one of them is expected to advance into development in 2022. ACI-3024 will continue to be investigated in Orphan indications.

Tau-PET tracer. Tauvid (previously known as Flortaucipir) was developed by Eli Lilly and approved by FDA in May 2020. However, should PI-2620 be approved, it would also compete with (i) APN-1607 (previously known as 18F-PM-PBB3), a product candidate in a Phase 2 study and being advanced by Aprinoia; (ii) 18F-MK-6240, which is being evaluated by Cerveau/Merck in a Phase 2 clinical trial in patients with ADAD; (iii) 18F-GTP1, which is being developed by Genentech and is in a Phase 2 study in subjects at risk of developing ADAD, (iv) 18F-RO6958948, for which Roche has completed a Phase 1 study in patients with AD and (v)18F-JNJ-067, for which Janssen has completed a Phase 1 study in patients with AD.

A-syn-PET tracer. To our knowledge, there are no a-syn PET tracers in the clinic

A-syn. Several a-syn antibodies are currently in development; Roche/Prothena entered a Phase 2 with prasinezumab in June 2017 and in May 2021, began a Phase 2b study in PD patients with more advanced symptoms; ; Astra Zeneca/Takeda started a Phase 1 study in patients with Parkinson’s disease with MEDI1341 in August 2020; Lundbeck/Genmab entered a Phase 2 in Multiple System Atrophy (MSA) with Lu AF82422 in November 2021; AbbVie/BioArctic is preparing for a Phase 2 study with ABBV-0805; and UCB7853 (UCB/Novartis) entered a Phase 1 study in December 2020.

TDP-43 antibodies. To our knowledge, there are no TDP-43 antibodies in the clinic.

Many of our competitors have significantly greater financial, technical and human resources than we have available. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Our commercial opportunities and our success will be based in part on our ability to identify, develop and manage a portfolio of product candidates that are safer and more effective than competing products. However, this opportunity could be eroded or even eliminated if our competitors develop and/or market products that are novel and have superior safety and efficacy profiles, that may be brought to the market more rapidly due to greater available resources, or that are less costly than our current or future product candidates.

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

With greater financial resources at our disposal and the significant knowledge acquired by our scientists and scientific leadership, we intend to retain selected promising product candidates in-house for a longer period of time and fund their development from our own resources. This will allow us to generate greater value from these product candidates, allowing us to demand more significant terms from a prospective partner. For example, while we plan to seek a strategic partner for our Abeta vaccine program in AD, our current plan is to retain full control of this asset for development in the DS population. We will commence an upcoming Phase 2 study for AD before potentially partnering this program and intend to fund further clinical development in DS from our own financial resources. In the field of diagnostics, the parallel development of therapeutic compounds and companion diagnostics is of growing importance to the pharmaceutical and biopharmaceutical industries. The development timeframe of a PET diagnostic agent is significantly shorter than for a therapeutic product, providing the prospect for potential diagnostic product revenues to be realized quicker than potential therapeutic product revenues. Our Morphomer platform is particularly well suited to generate molecules for use in the development of companion diagnostics.

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

Our success will significantly depend on our and our collaboration and licensing partners’ ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, to defend and enforce patents, to preserve the confidentiality of our trade secrets and to operate our business without infringing any patents and other intellectual property or proprietary rights of third parties. See the section titled “Risk factors— Risks related to intellectual property” for additional information.

As of December 31, 2021, we owned or co-owned with our collaboration and licensing partners, approximately 44 issued US patents and 363 issued patents in other jurisdictions, as well as 27 pending US patent applications and 519 pending foreign patent applications. As of December 31, 2021, we licensed approximately 28 issued US patents and 257 issued patents in other jurisdictions, as well as 19 pending US patent applications and 333 pending foreign patent applications.

The patent portfolios for our most advanced product candidates as of December 31, 2021 are summarized below:

Anti-Tau vaccines

Our patent portfolio for anti-Tau vaccines includes a patent family with composition-of-matter claims (including claims directed to the ACI-35 antigenic peptide and a pharmaceutical composition comprising such an antigenic peptide), claims directed to treating certain indications using ACI-35 including AD, and claims directed to using ACI-35 to induce an immune response. This patent family currently contains approximately 28 issued patents and two pending patent applications in 27 countries. The issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions.

Our patent portfolio for anti-Tau vaccines also includes a patent family relating to therapeutic Tau vaccine claims (including claims directed to a pharmaceutical composition comprising an antigenic Tau peptide), claims directed to using such vaccines to induce an immune response in a subject, and claims directed to methods for preventing or treating a neurodegenerative disease or disorder, including AD, among others. This patent family currently contains 1 issued patent and approximately forty pending patent applications in 38 countries.  The issued patent and any patents issuing in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2038, excluding any additional term for patent term adjustments or patent term extensions.

ACI-24

Our patent portfolio for ACI-24 includes a patent family with composition-of-matter claims (including claims directed to the ACI-24 antigenic construct), claims directed to treating certain indications using ACI-24 including AD, and claims directed to using ACI-24 to induce an immune response. This patent family currently contains approximately 26 issued patents and 8 pending patent applications in 30 countries. With respect to the US, we own two issued US patents. The issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2026, excluding any additional term for patent term adjustments or patent term extensions.

Our patent portfolio for ACI-24 also includes a patent family directed to the use of the ACI-24 vaccine in the treatment and/or prevention of memory and/or cognitive impairments or abnormalities in the DS population, among others. As of December 31, 2021, in this patent family, we owned approximately 12 issued patents and 6 pending patent applications in 18 countries. Issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2032, excluding any additional term for patent term adjustments or patent term extensions.

Our patent portfolio for ACI-24 also includes a patent family relating to therapeutic anti-Abeta vaccine claims (including claims directed to a pharmaceutical composition comprising an antigenic peptide), and claims directed to using such vaccines in treating, preventing, inducing a protective immune response against or alleviating the symptoms associated with an Abeta-associated disease in a subject, among others. This patent family currently contains one issued US patent and approximately 33 pending patent applications in 32 countries. Any issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2039, excluding any additional term for patent term adjustments or patent term extensions.

ACI-7104

Our patent portfolio relating to ACI-7104 includes patents and patent applications with composition-of-matter claims (including claims directed to the peptide, as well as pharmaceutical formulations comprising the peptide), and claims directed to the use of compounds comprising the peptide in treating or preventing synucleinopathies including PD and MSA.

Our patent portfolio relating to ACI-7104 includes patents and patent applications that we own in two different patent families. As of December 31, 2021, in these patent families, we owned approximately 14 issued patents  and 15 pending patent applications, in 11 countries. With respect to the US, we owned two issued US patents. Issued patents in the basic patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2029, excluding any additional term for patent term adjustments or patent term extensions.

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

Our patent portfolio relating to crenezumab includes patents and patent applications that we own or co-own in four different patent families. As of December 31, 2021, we owned or co-owned approximately 49 patents (not including the patents in the individual countries where the issued European patent was validated) and 15 patent applications in 34 countries in our main patent family directed to the crenezumab antibody and methods of using the crenezumab antibody to treat certain indications, including AD. This patent portfolio includes three issued US patents and one pending US patent applications, which, if the appropriate maintenance or other governmental fees are paid, are expected to expire in 2027, excluding any additional term for patent term adjustments or patent term extensions. This patent portfolio also includes a PCT patent application that was filed on July 13, 2007. If the appropriate maintenance, renewal, annuity, or other governmental fees are paid, national-stage applications issuing from this PCT patent application are expected to expire in 2027, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

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

Our patent portfolio relating to the Morphomer Tau therapeutic program includes patent applications that we own or co-own in four different patent families. As of December 31, 2021, we owned or co-owned approximately 49 pending patent applications and one US issued patent in our main patent family directed to the ACI-3024 small molecule Tau aggregation inhibitor. If the appropriate maintenance, renewal, annuity, or other governmental fees are paid, national-stage applications issuing from this PCT patent application are expected to expire in 2039, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

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

Our patent portfolio relating to PI-2620 includes patent applications that we own or co-own in three different patent families. As of December 31, 2021, we owned or co-owned 2 patents and approximately 14 patent applications in 16 countries in our main patent family directed to the PI-2620 molecule, its precursor and methods of using the PI-2620 to diagnose certain indications, including AD and PSP. This main patent family includes one issued US patent If the appropriate maintenance, renewal, annuity, or other governmental fees are paid, national-stage applications issuing from this PCT patent application are expected to expire in 2037, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

A-syn PET Tracer

Our patent portfolio relating to a-syn diagnostics includes composition of matter claims (including claims directed to the ACI-12589 molecule, its precursor, and diagnostic compositions comprising the molecule), and claims directed to use of the molecule in imaging and in diagnostics of a-synucleinopathies including PD and MSA.

Our patent portfolio relating to a-syn diagnostics includes patents and patent applications that we own in three different patent families. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, any issued patents are expected to provide protection up to 2041, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

Manufacturing and supply

We do not own or operate facilities for the manufacture, packaging, labeling, storage, testing or distribution of preclinical or clinical supplies of any of our product candidates. We instead contract with and rely on third-party CMOs to manufacture, package, label, store, test and distribute all preclinical development and clinical supplies of our product candidates, and we plan to continue to do so for the foreseeable future. We have established relationships with CMOs such as WuXi AppTec (WuXi STA), WuXi Biologics, Avecia, Almac Clinical Services, Bachem AG, Evonik Industries AG, Polymun Scientific Immunbiologische Forschung GmbH, piCHEM Forschungs-und Entwicklungs GmbH, Baccinex SA, Solvias AG and Pfenex Inc. among others.

Compliance with governing rules and quality requirements

The facilities used by our collaboration partners and CMOs to manufacture our product candidates are systematically audited by local authorities and occasionally inspected by competent authorities where the clinical studies are ongoing. The facilities where the commercial productions are performed will have to be approved by the FDA or other relevant regulatory authorities, pursuant to inspections that are conducted after we submit our NDA or comparable marketing applications. We perform periodic quality audits of the manufacturing facilities and CMOs to monitor their compliance with the regional laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters. The scope of our audits also involves monitoring the ability of our providers to maintain adequate QCs and QA systems including personnel qualification.

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

Contractual framework

We have established, with CMOs supplying active pharmaceutical ingredients, drug substances or drug products under cGMP, quality agreements and master service agreements. Quality agreements define the quality standards required to develop, produce and supply the product, and also define the responsibilities related to the collaboration with regards to the quality related aspects. Manufacturing service agreements define the commercial and financial framework under which product manufacturing under cGMP is performed. Any failure to achieve and maintain compliance with the laws, regulations and standards, suspension of the manufacturing of our product candidates or revoke of cGMP permissions, which would adversely affect our business and reputation, are defined in the master service agreements and quality agreements. The risk that any third-party providers may breach the agreements they have with us because of factors beyond our control and the possibility that they may also terminate or refuse to renew their agreements because of their own financial difficulties or business priorities, potentially at a time that is costly or otherwise inconvenient for us, is managed by us with constant investments toward maintaining reserve stocks and in-depth process know-how. The latter is supported by continuous in-house process development and production activities of small-scale/research grade materials, which may offer the chance to rapidly identify alternative contract manufacturers to whom the manufacturing process could be transferred providing continuity for the clinical study.

Interaction with CMOs

Finally, our partnerships with CMOs are managed through an efficient project management platform in which teams are formed with the representatives of each key function from both parties. Meetings occur either through telephone conferences aimed at updating short-term actions or face-to-face conferences when mid- to long-term development plans are discussed.

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

A science-driven approach is the cornerstone of our interactions and this has helped us to build and maintain a high level of trust with regulators. Besides informal conversations with the authorities, our regulatory department has conducted several pre-Investigational New Drug (pre-IND), Type B and Type C meetings with the FDA (ACI-24 for AD and DS, ACI-7104 and PI-2620) and Scientific Advice meetings, which are the European equivalent of pre-IND meetings (with the German Paul-Ehrlich-Institut, Swedish Medical Products Agency; UK Medicine & Healthcare Products Regulatory Agency, Finnish Medicines Agency, the Spanish Agency of Medicines and Medical Devices and the EMA). Since 2008, our regulatory department has filed a total of 19 clinical trial applications in the EU (one each in Austria, Denmark, the Netherlands and Poland, two in Germany, three in Sweden, four in Finland and five in the UK) and 4 INDs in the US. Given the seriousness of AD and public pressure for new therapeutics, we consider regulatory agencies to be important stakeholders in our product development strategies. We are committed to working closely with global regulatory authorities to adhere to and achieve the highest levels of safety and quality of our product candidates in the most timely and efficient manner. The transparency we have achieved and our goal of a close working relationship with the regulatory agencies, in particular the FDA and the EMA, are intended to facilitate expeditious execution through the regulatory approval process.

Our regulatory department contains a QA group. As every quality issue ultimately requires regulatory involvement and input, this approach is intended to lead to rapid resolution of issues and ensure full compliance to satisfy both the reviewers and the inspectors at the government health authorities. Our regulatory department is charged with keeping our entire organization, directly or indirectly involved in the clinical study application process, in a state of “inspection readiness.” To that end, we ensure that the Trial Master Files are complete and regularly updated. Our regulatory department is also tasked with generating our annual quality plan. The personnel tasked with QA have issued a set of approximately 90 standard operating procedures and working instructions and continuously train the relevant staff. Our QA personnel conduct regular audits, including in-person audits of the contract manufacturers, contract research organizations and laboratories conducting primary endpoint analysis. In addition, we have a full-time QA documentation assistant to ensure good documentation practice and archiving.

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

The FDA has various programs, including Fast Track, Priority review, Accelerated Approval and Breakthrough Therapy designation, which are intended to increase agency interactions, expedite or facilitate the process for reviewing product candidates, and/or provide for initial approval based on surrogate endpoints. We believe that one or more of our product candidates may qualify for some of these expedited development and review programs. However, even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product candidate no longer meets the conditions for qualification.

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

Any product submitted to the FDA for marketing, including under a Fast Track program may be eligible for other types of FDA programs intended to expedite development and review, such as Priority Review and Accelerated Approval. Any product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or it provides a significant improvement in the treatment, diagnosis or prevention of a disease compared with marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for Priority Review to facilitate the review. Additionally, a product may be eligible for the Accelerated Approval program. Product candidates that are studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive Accelerated Approval, which means that they may be approved on the basis of adequate and well-controlled clinical studies establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug receiving Accelerated Approval perform adequate and well-controlled post-marketing clinical studies. Failure to conduct required post-approval trials, or the inability to confirm a clinical benefit during post-marketing trials, may allow the FDA to withdraw the drug from the market on an expedited basis. In addition, as a condition for Accelerated Approval the FDA currently requires pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. The Fast Track, Priority Review and Accelerated Approval programs do not change the standards for approval but may expedite the development or approval process.

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

The cost of preparing and submitting an NDA is substantial. Under federal law, NDAs are subject to substantial application user fees and the sponsor of an approved NDA is also subject to annual product and establishment user fees. Under the Prescription Drug User Fee Act (PDUFA), as amended, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA VI eliminates fees for supplements as well as for establishments, although applicants will be assessed for annual prescription drug program fees for prescription drug products, rather than the prescription drug product fee assessed under the previous iteration of PDUFA. According to the FDA’s fee schedule for the 2022 FY, the user fee for each NDA application requiring clinical data is USD 3,117,218 and the annual program fee is USD 369,413. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

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

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan-product exclusivity, which means that the FDA cannot approve any other applications to market the same drug or biological product for the same indication for 7 years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. The designation of such drug also entitles a party to financial incentives such as opportunities for grant funding toward clinical study costs, tax advantages and user-fee waivers. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan-product exclusivity also could block the approval of one of our products for 7 years if a competitor obtains approval of the same drug or biological product as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. If a drug product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan-product exclusivity. Orphan-drug status in the EU has similar but not identical benefits in that jurisdiction.

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

Patent term restoration and marketing exclusivity

Depending upon the timing, duration, and specifics of FDA approval of the use of our product candidates, some of our US patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term to be extended up to 5 years as compensation for patent term effectively lost due to the FDA’s pre-market approval requirements. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half of the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension. Extensions are not granted as a matter of right and the extension must be applied for prior to expiration of the patent and within a 60-day period from the date the product is first approved for commercial marketing. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Where a product contains multiple active ingredients, if any one active ingredient has not been previously approved, it can form the basis of an extension of patent term provided the patent claims that ingredient or the combination containing it.

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

In the marketing authorization application, the applicant must properly and sufficiently demonstrate the quality, safety and efficacy of the drug. Under the centralized approval procedure, the CHMP, possibly in conjunction with other committees, is responsible for drawing up the opinion of the EMA on any matter concerning the admissibility of the files submitted in accordance with the centralized procedure, such as an opinion on the granting, variation, suspension or revocation of a marketing authorization, and pharmacovigilance.

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

The EMA has various programs, including accelerated assessment, conditional approval and PRIority MEdicines (PRIME), which are intended to increase agency interactions, expedite or facilitate the process for reviewing product candidates, and/or provide for initial approval on the basis of surrogate endpoints. One or more of our product candidates may qualify for some of these expedited development and review programs. However, even if a product candidate qualifies for one or more of these programs, the EMA may later decide that the product candidate no longer meets the conditions for qualification. Eligibility to the PRIME scheme is limited to products considered to offer a major therapeutic advantage in populations with high unmet need. PRIME is a voluntary scheme aimed at enhancing interaction and early dialogue with developers of promising medicines through achieving the early appointment of the Rapporteur for the product, optimizing development plans and speeding up evaluation so these medicines can reach patients earlier. Products benefiting from PRIME can expect to be eligible for accelerated assessment at the time of application for a marketing authorization application.

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

The US federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any good, facility, item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payment, ownership interests and providing anything at less than its fair market value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical and biopharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution, the exceptions and safe harbors are drawn narrowly, and our practices may not in all cases meet all the criteria for a statutory exception or safe harbor protection. Practices involving remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare-covered business, the statute has been violated. The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (collectively, the ACA), amended the intent requirement under the Anti-Kickback Statute and criminal healthcare fraud statutes (discussed below) such that a person or entity no longer needs to have actual knowledge of the statute or the specific intent to violate it in order to have committed a violation. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act (discussed below). Further, the Civil Monetary Penalties Law imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

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

Additionally, the ACA also included the federal Physician Payments Sunshine Act, which requires that certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members.

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

Data privacy and security laws

In addition, we may be subject to international, federal and state data privacy and security laws, regulations, rules and standards. Internationally, laws, regulations and standards in many jurisdictions, such as the GDPR and the UK GDPR, apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. At the federal level, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates—independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and to seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws, (such as the CCPA and the CPRA,) govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Non-compliance with these laws, regulations, rules and standards could result in significant penalties or legal liability. Although we take steps to comply with applicable laws, rules and regulations, we cannot ensure that we will not be subject to regulatory or private actions, investigations, disputes and litigation, which may include substantial fines or other legal liability for noncompliance of data privacy and security laws, rules and regulations, including in the event of a cybersecurity breach or other security incident. We could be adversely affected if legislation or regulations are expanded to require changes in our or our third-party service providers’ business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, results of operations or financial condition. See “Risk Factors— Changes in laws, rules or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws, rules, regulations and standards, or contractual or other obligations relating to data privacy and security, could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.”

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

In March 2010, the ACA, as amended by the HCERA (collectively, the Health Care Reform Law) was signed into law. The Health Care Reform Law has the potential to substantially change the way healthcare is financed by both governmental and private insurers. The Health Care Reform Law among other things, established an annual, non-deductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents; revised the methodology by which rebates owed by manufacturers for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate program to utilization of certain injectable outpatient drugs, as well as prescriptions of individuals enrolled in Medicaid managed care organizations; required manufacturers to offer 50% point-of-sale discounts on negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. On July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the US Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. On November 20, 2020, CMS issued an interim final rule implementing former President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the US District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

Physician Payment Sunshine Act and transparency

The Physician Payment Sunshine Act requires most pharmaceutical and biopharmaceutical manufacturers to report annually to the Secretary of Health and Human Services any and all financial arrangements, payments, or other transfers of value made by that entity to physicians and teaching hospitals. The payment information is made publicly available in a searchable format on a content management system website. Over the next several years, we will need to dedicate significant resources to establish and maintain systems and processes in order to comply with these regulations. Failure to comply with the reporting requirements can result in significant civil monetary penalties. Similar laws have been enacted or are under consideration in foreign jurisdictions, including France, which has adopted the Loi Bertrand, or French Sunshine Act, which became effective in 2013. In addition, the Code of Ethics from the EFPIA requires certain disclosures of interactions with institutions and healthcare professionals in various jurisdictions in which we operate.

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

The Company controls a fully-owned subsidiary, AC Immune USA, Inc. (“AC Immune USA” or “Subsidiary”), which was registered and organized under the laws of Delaware, USA in Q2 2021. The Company and its Subsidiary form the Group.

D.	Property, plant and equipment

The Company’s capital expenditures were CHF 2.6 million in 2021 with CHF 2.1 million for laboratory equipment, additional laboratory space and leasehold improvements. These investments were made to enhance our research facilities.

Facilities

We do not own any real property. The table below details the sizes and uses of our leased facilities as of December 31, 2021:

Location	Primary Function	Approximate Size
École Polytechnique Fédérale Lausanne (EPFL) Innovation Park Building B, 1015 Lausanne, Vaud, Switzerland	Headquarters Research, discovery, preclinical and clinical development Chemistry manufacturing and control	27,000 square feet
1230 Avenue of the Americas Suite 1634 New York, New York 10020	US operations	1,600 square feet

The Innovation Park of the EPFL serves as our corporate headquarters, our research facility and laboratories. We believe that using the EPFL facilities instead of building our own infrastructure helps us to maximize the value of our research and development capital and make efficient use of our funds as we continue to build and develop our pipeline. We believe that the space of our existing facilities is sufficient to meet our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements, including the notes thereto, included in this Annual Report. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key information—D. Risk factors” and elsewhere in this Annual Report.

A.	Operating results

Overview

To date, we have primarily financed our operations through the proceeds from our public offerings, share issuances, contract revenues from license and collaboration agreements and grants. We have no products approved for commercialization and have never generated any revenues from product sales. Pharmaceutical and biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we or our collaboration partners complete pivotal clinical studies and have a product candidate approved for commercialization, and we begin to generate revenue and royalties from product sales. Since our inception, we have received upfront and milestone payments from our collaboration partners and certain other revenue. However, we have also incurred significant operating losses. We incurred net losses of CHF 73.0 million for the fiscal year ended December 31, 2021 and have an accumulated losses balance of CHF 200.9 million as of December 31, 2021.

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

In June 2012, we entered into an additional strategic collaboration agreement with Genentech regarding the development, manufacture and commercialization of anti-Tau antibodies, which covers semorinemab, and we refer to this agreement as the 2012 Agreement. We expect to capitalize on Genentech’s drug development and regulatory expertise and commercial capabilities to bring our partnered therapeutic products to market.

In May 2014, we entered into a license and collaboration agreement with LMI (formerly Piramal Imaging SA) covering our Tau-PET Imaging tracer.

In December 2014 (as amended in April 2016, July 2017, January 2019 and November 2019), we entered into a strategic collaboration agreement with Janssen regarding the development, manufacture and commercialization of anti-Tau vaccines, which covers ACI-35. We expect to capitalize on Janssen and Johnson & Johnson’s extensive regulatory expertise and experience in developing, manufacturing and, if approved, commercializing vaccines to bring ACI-35 to market.

We entered into a license agreement with Lilly in December 2018 (as amended in September 2019 and March 2020) to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases. Under the terms of this agreement, we have completed a Phase 1 clinical study with ACI-3024. Lilly is responsible for leading and funding further clinical development for small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD and NeuroOrphan indications. Lilly will also retain global commercialization rights for all indications.

Genentech, a member of the Roche Group

We have two partnership agreements with Genentech, a company with a reputation for scientific excellence and a history of bringing innovative protein therapeutics to market.

Anti-Abeta antibody in AD – 2006 agreement

In November 2006, we signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal therapeutic antibody targeting misfolded Abeta. The agreement was amended March 2009, January 2013, May 2014 and May 2015. The agreement also provides for the development of a second therapeutic product for a non-AD indication based on the same intellectual property and anti-Abeta antibody compound. The value of this partnership is potentially greater than USD 340 (CHF 314) million. The structure of the collaboration agreement is as follows:

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

To date, we have received total milestone payments of USD 65 (CHF 70.1) million comprised of an upfront payment of USD 25 (CHF 31.6) million and of USD 40 (CHF 38.2) million for clinical development milestones achieved, all prior to January 1, 2017.

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

Crenezumab continues to be studied in the Phase 2 preventive trial, which began in 2013 in Colombia, of cognitively healthy individuals who carry the PSEN1 E280A autosomal-dominant mutation and are in a preclinical phase of ADAD. This study will determine if treating people carrying this mutation with crenezumab prior to the onset of AD symptoms will slow or prevent the decline of cognitive and functional abilities. The data for the primary outcome measures are expected in H1 2022.

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

•
Royalties: payable on sales with royalty rates differing based on the source of the intellectual property underlying the commercial product. We may receive royalties on sales at a percentage rate ranging from the mid-single digits to low-double digits

Under the terms of the agreement, Genentech bears all the costs of developing semorinemab through the clinical phases. In addition, Genentech is responsible for the costs associated with seeking and obtaining regulatory and marketing approvals, along with manufacturing, sales and marketing costs. Intellectual property costs related to any anti-Tau antibody-related intellectual property filed solely by us and any costs associated with filing, maintaining and protecting intellectual property filed jointly we share with Genentech. The agreement will terminate by its terms on the date on which all obligations between the parties with respect to the payment of milestones or royalties for licensed products have passed or expired. Either party may terminate the agreement for any material breach by the other Party, provided a cure period of 90 days from the date when that notice is given.

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

On August 31, 2021 the Company reported that Genentech had informed the Company that the Lauriet study had met one of its co-primary endpoints, ADAS-Cog 11. The second co-primary endpoint, ADCS-ADL, was not met. Safety data showed that semorinemab was well tolerated with an acceptable safety profile and no unanticipated safety signals. On November 10, 2021, the Company reported that Genentech had presented the full top-line data from the Lauriet study during a late-breaking session at the 14th Clinical Trials on Alzheimer’s Disease conference.

Janssen Pharmaceuticals, Inc.

Tau Vaccine in AD – 2014 agreement

In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc. (Janssen) one of The Janssen Pharmaceutical Companies of Johnson & Johnson, to develop and commercialize therapeutic anti-Tau vaccines for the treatment of AD and potentially other Tauopathies. The value of this collaboration is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the high-single digits to the mid-teens for the phospho-tau vaccine program. In April 2016, July 2017, January 2019 and November 2019, the companies entered into the first, second, third and fourth amendments, respectively. These amendments allow for the alignment of certain payment and activity provisions with the Development Plan and Research Plan activities. We and Janssen are co-developing the second-generation lead therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a completion. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the second-generation vaccines.

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

•
Clinical milestone payments: payable upon reaching certain milestones in the Phase 1b study, commencement of the first Phase 2b or 2b/3 of clinical development, upon reaching enrollment thresholds in the first Phase 2b or Phase 2b part of the first Phase 2b/3, commencement of the first Phase 3 or Phase 3 part of a Phase 2b/3 study. In addition, for a second indication, clinical milestone payments would be payable upon commencement of a Phase 3 clinical study, which would be payable concurrently with the first regulatory milestone, if Janssen were to file for regulatory approval based on Phase 2 clinical data.

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

•
Royalties: payable on sales, with royalty rates differing based on the level of annual sales. We may receive royalties on sales at a percentage rate ranging from the high-single digits to the mid-teens for the phospho-tau vaccine program.

Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the first Phase 1b clinical study in 2016 by providing 90 days’ notice to us. If not otherwise terminated, the agreement shall continue until the expiration of all royalty obligations as outlined in the contract.

LMI (formerly Piramal Imaging SA)

Tau-PET imaging agent – 2014 agreement

In May 2014, we entered into an agreement, our first diagnostic partnership, with LMI, the former Piramal Imaging SA. The partnership with LMI is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein PET tracers supporting the early diagnosis and clinical management of AD and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 160 (CHF 167) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low-teens. LMI may terminate the LCA at any time by providing 3 months’ notice to us.

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

•
Royalties: payable on sales, with royalty rates differing based on the level of annual sales. We may receive royalties on sales at a percentage rate ranging from the mid-single digits to the low-teens.

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

•
Royalties: payable on sales with royalty rates differing based on the level of annual sales of licensed products. We may receive royalties on sales at a percentage rate ranging from the low double-digits to the mid-teens.

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

Grants

Michael J. Fox Foundation for Parkinson’s Research

In May 2020, the Company, as part of a joint arrangement with Skåne University Hospital (Skåne) in Sweden, was awarded a USD 3.2 (CHF 3.0) million grant from the MJFF’s Ken Griffin Alpha-synuclein Imaging Competition. As part of this grant, AC Immune is eligible to receive USD 2.5 (CHF 2.3) million directly from the MJFF. Skåne will receive USD 0.7 (CHF 0.7) million of the total grant directly from the MJFF over two years to conduct and support the clinical arm of the project.

In December 2021, the Company announced that it had been awarded two grants totaling USD 1.5 (CHF 1.4) million to advance small molecule PD programs. One award will support an existing early-stage program to develop small molecules that can prevent intracellular aggregation and spreading of a-syn. The other award will fund research on the therapeutic potential of chemically and mechanistically novel, brain penetrant small molecule inhibitors of NLRP3 inflammasome activation for the treatment of PD.

Grant from the Target ALS Foundation

In Q1 2021, AC Immune was awarded a USD 0.3 (CHF 0.2) million grant from the Target ALS Foundation (Target ALS). This grant funds a collaboration between the Company and the Investigators at the Healey Center for ALS at Massachusetts General Hospital (MGH) to accelerate the development of the Company’s proprietary immunoassays to detect disease-associated forms of TDP-43 in CSF and blood samples.

Critical accounting policies and significant judgments and estimates

Revenue recognition

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which amends the guidance for accounting for revenues from contracts with customers. This IFRS replaces all current revenue standards in IFRS including IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations.

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

Contract revenue. The Company enters into LCAs, which are within the scope of IFRS 15, under which it licenses certain proprietary rights to its product candidates and intellectual property to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, upfront license fees, development, regulatory and/or commercial milestone payments, payments for research and clinical services the Company provides through either its full-time employees or third-party vendors, and royalties on net sales of licensed commercialized products depending on the Company’s intellectual property. Each of these payments results in license, collaboration and other revenues, which are classified as contract revenue on the consolidated statements of income/(loss).

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

Contract balances: The Company receives payments and determines credit terms from its customers for its various performance obligations based on billing schedules established in each contract. The timing of revenue recognition, billings and cash collections results in billed other current receivables, accrued income (contract assets), and deferred income (contract liabilities) on the consolidated balance sheets. Amounts are recorded as other current receivables when the Company’s right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the licensees and the transfer of the promised goods or services to the licensees will be 1 year or less.

Accrued research and development costs

We record accrued expenses for estimated costs of our research and development activities conducted by third-party service providers, which include among others the conduct of preclinical studies and clinical studies and contract manufacturing activities. We record accrued expenses for estimated costs of our research and development activities based upon the estimated amount of services provided but not yet invoiced, and we include these costs in accrued expenses on the consolidated balance sheets and within research and development expenses in the consolidated statements of income/(loss). These costs are a significant component of our research and development expenses.

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

•	estimating and accruing expenses in our consolidated financial statements as of each balance sheet date based on facts and circumstances known to us at the time; and

•	periodically confirming the accuracy of our estimates with selected providers and adjusting, if necessary.

Examples of estimated research and development expenses that we accrue include:

•	fees paid to CROs in connection with preclinical and toxicology studies and clinical studies;

•	fees paid to investigative sites in connection with clinical studies;

•	fees paid to CMOs in connection with the production of our product candidates prior to qualifying for capitalization as inventory; and

•	professional service fees for consulting and related services.

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

Share-based compensation

Options

The Company operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of equity-based awards is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of instruments that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, prospectively in the consolidated statements of income/(loss), and a corresponding adjustment to equity over the remaining vesting period.

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

●	Risk-free interest rate	●	Yields of long-dated Swiss government zero coupon bond issues
●	Expected dividends	●	Zero percent as dividends have not been paid
●	Forfeiture rates	●	Historical and expected forfeiture data

Historically, for all periods prior to the initial public offering (IPO), the fair value of the common shares underlying our share-based awards was estimated on each grant date by our management and approved by our board of directors. In order to determine the fair value of our common shares underlying option grants, our board of directors considered, among other things, the breadth of our product candidate portfolio, the stages of development of our various product candidates and major changes to stage of development, the progress and additions to our collaboration agreements, risks inherent in our activities, the lack of liquidity of our Company’s securities, and the valuations and sentiment toward biotech companies. Given the absence of a public trading market for our common shares, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common shares, including our stage of development, progress of our research and development efforts, the strength of our consolidated balance sheets and capital base, equity market conditions affecting comparable public companies, and the lack of liquidity of our common shares.

Restricted share units

We estimate the fair value of restricted share units using a reasonable estimate of market value of the common shares on the date of the award. We classify our share-based payments as equity-classified awards as they are settled in our common shares. We measure equity-classified awards at their grant date fair value and do not subsequently re-measure them. Compensation costs related to equity-classified awards are equal to the fair value of the award at grant date amortized over the vesting period of the award using the graded method. We reclassify that portion of vested awards to share premium as the awards vested.

Right-of-use assets and lease liabilities

Effective January 1, 2019, the Company adopted IFRS 16 Leases, which provides a new model for lessee accounting in which all leases, other than short-term and low-value leases, are accounted for by the recognition on the consolidated balance sheet of a right-of-use asset and a lease liability, and the subsequent amortization of the right-of-use asset over the earlier of the end of the useful life or the lease term. The Company applied the modified retrospective approach, which required the recognition of the cumulative effect of initially applying IFRS 16 as of January 1, 2019 to accumulated losses and not restating previous years. As the Company recognized the right-of-use assets at the amount equal to the lease liabilities there was no impact to accumulated losses. In accordance with IFRS 16, the Company (i) does not recognize right-of-use assets and lease liabilities for leases of low value (i.e. approximate fair value of USD 5,000). For a complete discussion of accounting, see “Note 5. Right-of-use assets and lease liabilities.”

In-process research and development (IPR&D) asset

The Company’s acquired IPR&D asset is stated at cost less any impairments. Our IPR&D asset is subject to impairment testing at least annually or when there are indications that the carrying value may not be recoverable until the completion of the development process. At that point, the capitalized amounts are amortized over their estimated useful life. The determination of the recoverable amounts include key estimates which are highly sensitive to, and depend upon, key assumptions.

The Company will not capitalize future development costs in respect to this IPR&D asset until they meet the criteria for capitalization of research and development costs in accordance with IAS 38 Intangible Assets.

Results of operations

The Covid-19 global pandemic has impacted various countries in which AC Immune currently operates clinical trials and business operations. The extent to which Covid-19 may impact us will depend on future developments, which are currently uncertain and cannot be predicted with confidence, such as the duration of the outbreak, the severity of Covid-19, or the effectiveness of actions to contain and treat Covid-19.

The Company continues to effect its business continuity plan and adapt as the situation evolves. Currently, we have resumed normal operations at full capacity, with minimal disruption to our business. We are continuously assessing and adapting our working practices and business operations to ensure compliance with official guidance and orders related to the pandemic and are working proactively with our partners and other stakeholders to take steps intended to mitigate and minimize any negative impact to our research, clinical programs and other business operations.

The Company does not currently have or project material impacts to the ongoing key trials. Additionally, the Company has drug supplies that are expected to be sufficient to complete ongoing trials as well as additional drug substance supplies expected to be sufficient to support ongoing cohorts of clinical trials for a period of at least three to six months. The Company will refrain from starting new clinical trials if a minimum of a six-month supply on hand cannot be secured. Finally, the Company currently does not expect delays to its clinical trials due to manufacturing or supply-chain issues.

Financial operations overview

Contract Revenue

Given our stage of development, we have not generated any revenue from product sales. Our contract revenues to date have been derived primarily from separate license and collaboration agreements on some of our product candidates in various stages of preclinical and clinical development.

Our contract revenues have experienced fluctuations over the past three years as a result of securing new collaboration agreements, the timing of milestone achievement and the size of each milestone payment. We expect that any revenue we generate from our collaboration agreements with each of Lilly, Genentech, Janssen and LMI and/or from any other current or future collaboration partners will fluctuate from year to year as a result of the timing and amount of milestones and other payments.

Research and development expenses

Research and development costs are expensed as incurred, and consist of salaries and benefits, laboratory supplies, materials, intellectual property, facility and information technology (IT) costs, as well as fees paid to other non-employees and entities that conduct certain research and development activities on our behalf and all other allocated expenses. Amounts incurred in connection with license and collaboration agreements are also included in research and development expense. Payments made prior to the receipt of goods or services to be used in research and development are capitalized until those goods or services are received.

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

Our investment in research and development activities, including the clinical development of our product candidates has historically been and is projected to be more than 75% of our total annual operating costs. Research and development expenses represent costs incurred to conduct research, such as the discovery and development of our product candidates, as well as development of new product candidates from our SupraAntigen and Morphomer platforms and the development of product candidates pursuant to our collaboration agreements with Lilly, Genentech, Janssen and LMI. We recognize all research and development costs as they are incurred. Clinical study costs, contract manufacturing and other development costs incurred by third parties are expensed as the contracted work is performed. At present, most of our research activities comprise three major areas:

•	AD;

•	focused non-AD NDD including Parkinson’s disease, ALS and NeuroOrphan indications; and

•	diagnostics.

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

We expect that our total future research and development costs will increase over current levels in line with our three-pillar strategy that focuses on (i) AD, (ii) focused non-AD NDD including Parkinson’s disease, ALS and NeuroOrphan indications and (iii) diagnostics.

General and administrative expenses

General and administrative expenses include personnel costs, expenses for outside professional services and all other allocated expenses. Personnel costs consist of salaries, cash bonuses, benefits and share-based compensation. Outside professional services consist of legal, accounting and audit services, IT and other consulting fees. Allocated expenses consist of certain IT, facilities and depreciation expenses. We continue to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, and those of any national securities exchange on which our securities are traded (Nasdaq), additional insurance expenses, investor relations activities and other administrative and professional services.

Other operating income/(expense)

Other operating income/(expense) consists primarily of income associated with foundation grants such as those from the MJFF or Target ALS.

Finance Result, net

Financial income and expenses include bank fees associated with charges levied by banks on foreign payments, interest income and expense associated with our cash balances and interest expense associated with lease liabilities. For the year ended December 31, 2021, we recognized a gain on the change in fair value of derivative financial assets associated with two convertible notes sold to certain Affiris affiliated entities that did not occur in the comparable prior periods. For the year ended December 31, 2019, we recorded a gain on the conversion feature of the convertible loan due to Lilly, incurred effective interest to amortize the host debt for this convertible loan and accrued interest for a financing obligation.

Exchange differences consist of foreign exchange transactions and re-measurement gains and losses that arise from our cash being held in currency other than Swiss Francs, certain collaboration agreements such as the collaboration agreements with Genentech and LMI being denominated in currencies other than Swiss Francs, and selected purchases, which we effect in foreign currencies.

Taxation

AC Immune is subject to corporate Swiss federal, cantonal and communal taxation, respectively, in Switzerland, Canton of Vaud, Commune of Ecublens, near Lausanne. We are also subject to taxation in other jurisdictions in which we operate, in particular, the United States where our wholly-owned subsidiary is incorporated.

We are entitled under Swiss laws to carry forward any losses incurred for a period of 7 years and can offset our losses carried forward against future taxes. As of December 31, 2021, we had tax loss carry-forwards totaling CHF 197.2 million. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carry-forwards in full.

The effective corporate income tax rate (federal, cantonal and communal) where we are domiciled is currently 13.606%.

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

Notwithstanding the corporate income tax, the corporate capital is taxed at a rate of 0.1305% (cantonal and communal tax only, as there is no federal tax on capital).

Value added tax (VAT) is charged on all qualifying goods and services supplied by VAT-registered businesses. Rates vary based on category, but the Company applies a standard rate of 7.7% on the value of the goods or services to all sales invoices, which is payable to the Swiss tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the Swiss tax authorities.

Results of operations

The numbers below have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The discussion below should be read along with these consolidated financial statements and it is qualified in its entirety by reference to them.

Comparison of the years ended December 31, 2021 and 2020

Contract revenue

For the year ended December 31, 2021, AC Immune generated no contract revenues compared with CHF 15.4 million for the comparable period in 2020. This represents a decrease of CHF 15.4 million. The following table summarizes our contract revenues during the years ended December 31, 2021 and 2020:

	For the Years Ended December 31,
In CHF thousands	2021	2020	Change
Contract revenue	—	15,431	(15,431)
Total revenues	—	15,431	(15,431)

Our contract revenues experience fluctuations as a result of securing new collaboration agreements, the timing of milestone achievements and the size of each milestone payment. For the year ended December 31, 2021, the decrease of CHF 15.4 million in contract revenues compared to the year ended December 31, 2020 is predominantly related to:

•	a decrease of CHF 14.3 million in our agreement with Lilly. The Company recognized a CHF 10 million milestone as well as CHF 4.3 million for R&D activities in 2020; and
•	a decrease of CHF 1.1 million in our collaboration with Janssen.

Research and development expenses

Research and development activities are essential to our business and represent the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Our collaboration arrangements have different arrangements to share costs for the development of our product candidates.

We have completed our R&D spending in both of our Genentech collaborations. We and Janssen are co-developing second-generation therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a completion. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the vaccines. We also expect to incur additional R&D expenditures associated with the expansion of our Morphomer Tau program into AD and NeuroOrphan indications.

We also intend to increase our R&D costs associated with the advancement of ACI-7104 in Parkinson’s disease and our ACI-24 vaccine program (i.e. ACI-24 AD and ACI-24 DS) through mid- and late-stage clinical development.

Finally, we intend to further characterize our other clinical and preclinical candidates. In addition to these arrangements and proprietarily held assets, we expect that our total future R&D costs will increase over current levels, in line with our three-pillar strategy that focuses on (i) AD, (ii) focused non-AD NDD including Parkinson’s disease, ALS and NeuroOrphan indications and (iii) diagnostics.

The table below provides a breakdown of our research and development costs, including direct research and development costs, manufacturing costs related to research and development and other research and development costs not allocated directly to programs for the periods covered by this Annual Report. The research and development costs not allocated to specific programs include employment costs, regulatory, QA and intellectual property costs. We do not assign our internal costs, such as salary and benefits, share-based compensation expenses, laboratory supplies, and other direct expenses and infrastructure costs to individual R&D projects, because the employees within our R&D groups are typically deployed across multiple research and development programs.

For the year ended December 31, 2021, research and development expenses totaled CHF 62.3 million compared with CHF 59.5 million for the comparable period in 2020. This represents an increase of CHF 2.8 million. The following table presents the research and development expenses during the years ended December 31, 2021 and 2020:

Detailed research and development expenditures by major development category

	For the Years Ended December 31,
In CHF thousands	2021	2020	Change
Discovery and preclinical expenses	19,963	20,408	(445)
Clinical expenses	14,872	17,124	(2,252)
Group function expenses	929	904	25
Total Direct R&D	35,764	38,436	(2,672)
Payroll expenses	16,465	14,424	2,041
Share-based compensation	1,528	1,276	252
Other non-allocated	8,525	5,351	3,174
Total R&D	62,282	59,487	2,795

	For the Years Ended December 31,
In CHF thousands	2021	2020	Change
Operating expenses[1]	44,289	43,787	502
Salaries and related costs[2]	17,993	15,700	2,293
Total research and development expenses	62,282	59,487	2,795

1Includes depreciation expenses

2Includes share-based compensation

For the year ended December 31, 2021:

Discovery and preclinical expenses decreased CHF 0.4 million, primarily due to:

•	a decrease of CHF 2.0 million for the research of alpha-synuclein antibodies.

partially offset by:

•
an increase of CHF 0.7 million for the expansion of our Morphomer Tau program into NeuroOrphan indications and the further characterization of our preclinical candidates, CHF 0.5 million for the optimization and development of our anti-TDP-43 antibody, CHF 0.1 million for our diagnostic imaging agents and CHF 0.4 million in other discovery programs,

Clinical expenses decreased by CHF 2.3 million, primarily due to:

•
a decrease of CHF 2.2 million for Phase 1 activities for our Morphomer Tau compound which completed in 2020, CHF 2.0 million for ACI-24 for DS as a result of prior period scaling up activities for a Phase 2 clinical trial which were not repeated in the current period and CHF 1.8 million for ACI-24 for AD as the six-month safety period completed, partially offset by:

•
an increase of CHF 3.5 million for ACI-35.030 driven by R&D cost sharing, increased patient enrollment into the Phase 1b/2a study and increased frequency of interim analysis testing and CHF 0.2 million for other clinical programs.

The variances in Group function expenses relate to regulatory and quality assurance, intellectual property and other non-allocated costs.

Total salaries and related costs increased by CHF 2.3 million, primarily due to:

•
an increase in salary and benefit related costs of CHF 2.0 million primarily related to the internal reallocation of certain employees’ personnel cost from general and administrative expenses to research and development personnel expenses in 2021 and the annualization of 2020 hires; and

•	higher share-based compensation expense of CHF 0.3 million related predominantly to an increase of stock options issued to employees.

The CHF 3.2 million increase in other non-allocated expenses relate to administrative R&D and certain non-allocated functional expenses, primarily due to:

•
an increase of CHF 2.8 million associated with the reallocation of certain IT and facilities expenditures made in 2021 that were not reclassified in the prior period, CHF 0.3 million in depreciation expense and CHF 0.1 million in other items.

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs, including share-based compensation, professional fees such as legal and accounting related services, infrastructure expenses, and other operating expenses.

For the year ended December 31, 2021, general and administrative expenses totaled CHF 17.9 million compared with CHF 18.6 million for the comparable period in 2020. This represents a decrease of CHF 0.7 million. The following table presents the general and administrative expenses during the years ended December 31, 2021 and 2020:

	For the Years Ended December 31,
In CHF thousands	2021	2020	Change
Operating expenses[1]	7,031	7,471	(440)
Salaries and related costs[2]	10,879	11,086	(207)
Total general and administrative expenses	17,910	18,557	(647)

1Includes depreciation expenses

2Includes share-based compensation

For the year ended December 31, 2021, this decrease is primarily due to:

•	CHF 2.8 million associated with the reallocation of certain IT and facilities expenditures made in 2021 that were not reclassified in the prior period,

partially offset by:

•	a CHF 1.1 million for transaction costs associated with our asset acquisition for a portfolio of therapeutics targeting alpha-synuclein from Affiris,
•	a CHF 0.9 million increase in our directors’ and officers’ insurance for the period; and
•	CHF 0.3 million increase in other administrative expenses.

Other operating income/(expense)

For the year ended December 31, 2021, other operating income/(expense) totaled CHF 1.2 million in income compared with CHF 1.4 million in income for the comparable period in 2020. This represents a decrease of CHF 0.2 million. The following table presents the other operating income/(expense) during the years ended December 31, 2021 and 2020:

	For the Years Ended December 31,
In CHF thousands	2021	2020	Change
Other operating income/(expense)	1,182	1,353	(171)
Total other operating income/(expense)	1,182	1,353	(171)

For the year ended December 31, 2021, this decrease is primarily due to:

•	a decrease of CHF 0.3 million in grant income related to activities completed prior to the start of the current period related to our MJFF awards in 2021,

partially offset by;

•	an increase of CHF 0.1 million in grant income for activities completed for our Target ALS Foundation award.

Finance result, net

For the year ended December 31, 2021, finance result was a CHF 6.0 million gain compared with a CHF 0.7 million loss for the comparable period in 2020. This represents an increase of CHF 6.7 million. The following table presents the finance result during the years ended December 31, 2021 and 2020:

	For the Years Ended December 31,
In CHF thousands	2021	2020	Change
Financial income	6,485	78	6,407
Financial expense	(581)	(184)	(397)
Exchange differences	113	(555)	668
Finance result, net	6,017	(661)	6,678

Net finance result was a gain primarily increased related to:

•
an increase of CHF 6.4 million in financial income, predominantly related to a CHF 6.5 million gain on the change in fair value of derivative financial assets associated with two convertible notes sold to certain Affiris affiliated entities as a result of fair value remeasurements; and

•	a CHF 0.7 million increase in favorable foreign currency exchange differences related to movement in the CHF versus foreign currencies, predominantly the US Dollar and Euro,

partially offset by:

•
a CHF 0.4 million increase in financial expense, of which CHF 0.4 million relates to interest expense as many of our CHF-denominated deposit accounts bear negative interest as well as our lease liabilities in accordance with IFRS 16.

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

We believe that these measures assist our shareholders because they enhance the comparability of our results each period and provide more useful insight into operational results for the period. The Company’s executive management uses these non-IFRS measures to evaluate our operational performance. These non-IFRS financial measures are not meant to be considered alone or as substitutes for our IFRS financial measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with IFRS. The most directly comparable IFRS measure to these non-IFRS measures is net income/(loss). The following table reconciles net income/(loss) to adjusted income/(loss) and adjusted earnings/(loss) per share for the periods presented:

Reconciliation of income/(loss) to adjusted income/(loss) and earnings/(loss) per share to adjusted earnings/(loss) per share

	For the Years Ended December 31,
(In CHF thousands, except for share and per share data)	2021	2020	2019
Income/(loss)	(72,996)	(61,921)	45,442
Adjustments:
Non-cash share-based payments[1]	4,126	4,088	2,834
Foreign currency (gains)/losses[2]	70	703	826
Change in fair value of derivative financial assets[3]	(6,459)	—	—
Transaction costs[4]	1,144	—	—
Effective interest expenses[5]	—	—	1,355
Change in fair value of conversion feature[6]	—	—	(4,542)
Adjusted income/(loss)	(74,115)	(57,130)	45,915

Earnings/(loss) per share – basic	(0.97)	(0.86)	0.64
Earnings/(loss) per share – diluted	(0.97)	(0.86)	0.64
Adjustment to earnings/(loss) per share – basic	(0.02)	0.07	0.01
Adjustment to earnings/(loss) per share – diluted	(0.02)	0.07	0.00
Adjusted earnings/(loss) per share – basic	(0.99)	(0.79)	0.65
Adjusted earnings/(loss) per share – diluted	(0.99)	(0.79)	0.64
Weighted-average number of shares used to compute adjusted loss per share – basic	74,951,833	71,900,212	70,603,611
Weighted-average number of shares used to compute adjusted loss per share – diluted	74,951,833	71,900,212	71,103,341

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
3Reflects the change in the fair value of the derivative financial instruments associated with two convertible notes sold to certain Affiris affiliated entities.
4Reflects transaction costs associated with our asset acquisition for a portfolio of therapeutics targeting alpha-synuclein.
5Effective interest expense for the period relates to the accretion of the Company’s convertible loan in accordance with the effective interest method.
6Change in fair value of conversion feature that is bifurcated from the convertible loan host debt with Lilly.

Adjustments for the years ended December 31, 2021, 2020 and 2019 increased net loss by CHF 1.1 million, decreased net loss by CHF 4.8 million and increased net income by CHF 0.5 million, respectively. The Company recorded share-based compensation expenses of CHF 4.1 million, CHF 4.1 million and CHF 2.8 million for the years ended December 31, 2021, 2020 and 2019, respectively. There were foreign currency re-measurement losses of CHF 0.1 million, CHF 0.7 million and CHF 0.8 million for the years ended December 31, 2021, 2020 and 2019, respectively, predominantly related to the cash balance of the Company as a result of fluctuations of the US Dollar against the Swiss Franc. The Company recognized a CHF 6.5 million gain on the change in fair value of the derivative financial assets associated with two convertible notes sold to certain Affiris affiliated entities in 2021. This gain did not arise in the comparable prior periods. The Company also incurred CHF 1.1 million in transaction costs associated with its acquisition of a portfolio of therapeutics targeting alpha-synuclein, which did not arise in the comparable prior periods. Finally, related to the Company’s convertible note settled with Lilly in 2019, we recorded CHF 1.4 million for amortization of effective interest for the year ended December 31, 2019 and recognized a CHF 4.5 million gain for the change in fair value of the liability related to the conversion feature in 2019. There were no comparable expenses or gains in 2021 nor 2020.

The Company also discloses liquidity, which is defined as a financial indicator comprised of cash and cash equivalents and short-term financial assets. See “Note 3. Summary of significant accounting policies” to our consolidated financial statements for further definition.

B.	Liquidity and capital resources

Cash flows

Comparison of the years ended December 31, 2021 and 2020

The following table summarizes our cash flows for the periods indicated:

	For the Years Ended December 31,
In CHF thousands	2021	2020	Change
Net cash provided by (used in):
Operating activities	(65,689)	(59,517)	(6,172)
Investing activities	(53,664)	28,329	(81,993)
Financing activities	40,746	(803)	41,549
Net change in cash and cash equivalents	(78,607)	(31,991)	(46,616)

Operating activities

Net cash used in operating activities was CHF 65.7 million for the year ended December 31, 2021 compared with net cash used in operating activities of CHF 59.5 million for the year ended December 31, 2020. The change in cash used in operating activities for the year ended December 31, 2021 was due to the Company incurring a net loss of CHF 73.0 million for the year ended December 31, 2021 compared with net loss of CHF 61.9 million for the same period in 2020, which was driven by (i) a decrease of CHF 15.4 million in contract revenues, principally due to the recognition of a CHF 10 million milestone payment and CHF 4.3 million for R&D activities associated with our agreement with Lilly in the prior period, which did not repeat in the current period, (ii) a CHF 2.8 million increase in R&D expenditures for the year ended December 31, 2021 and (iii) a CHF 6.5 million gain on the change in fair value of derivative financial assets associated with two convertible notes sold to certain Affiris affiliated entities.

Investing activities

Net cash used in investing activities was CHF 53.7 million for the year ended December 31, 2021 compared with net cash provided by investing activities of CHF 28.3 million for the year ended December 31, 2020. The Company invested in a net of CHF 51.0 million worth of short-term financial assets for the year ended December 31, 2021, compared to a net maturation of CHF 30.0 million of short-term financial assets for the prior period. Additionally, the Company spent CHF 2.6 million on property, plant and equipment, predominantly to enhance its laboratory and facilities.

Financing activities

Net cash provided by financing activities was CHF 40.7 million for the year ended December 31, 2021, compared with net cash used in financing activities of CHF 0.8 million for the year ended December 31, 2020. The increase of CHF 41.5 million is predominantly related to (i) CHF 23.5 million received from two convertible notes sold to certain Affiris affiliated entities, (ii) CHF 4.6 million for the issuance of shares as part of the Company’ acquisition with Affiris for the program portfolio of therapeutics targeting a-syn, notably ACI-7104 (see “Note 6. Asset acquisition.”) and (iii) CHF 12.1 million received from proceeds from the sale of treasury shares in public offerings, net of underwriting fees and transaction costs.

Operating capital requirements and plan of operations

We do not expect to generate revenues from royalties based on product sales unless and until our partners obtain regulatory approval of, and successfully commercialize, our current or any future product candidates. As of December 31, 2021, we had cash and cash equivalents of CHF 82.2 million and short-term financial assets of CHF 116.0 million, resulting in CHF 198.2 million of liquidity. The decrease relative to December 31, 2020 was predominantly related to R&D spending on our major discovery and R&D programs, and the strengthening of the Company’s infrastructure, systems and organization. This was offset by the receipt of CHF 23.5 million for two convertible notes sold to certain Affiris affiliated entities, CHF 4.6 million for the issuance of shares in association with our transaction with Affiris and CHF 12.1 million, net of underwriting fees and transaction costs, for the sale of 1,171,543 of our common shares that were previously held as treasury shares in accordance with our ATM program. There can be no certainty as to the exact timing of future milestone payments, or in fact, whether any of these will ever be made, given that they are contingent on clear milestones being reached. Accordingly, assuming that we do not receive potential milestone payments and based upon our currently contemplated R&D strategy, we believe that our existing capital resources will be sufficient to meet our projected operating requirements through Q1 2024.

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

The Company currently projects CHF 1.0 million in undiscounted short-term lease obligations and CHF 2.4 million in undiscounted long-term lease obligations. Additionally, the Company projects CHF 19.4 million in short-term purchase commitments and CHF 3.9 million in long-term purchase commitments predominantly driven by R&D activities.

ATM program

Commencing in September 2020, the Company established an “at the market offering” (ATM) for the sale of up to USD 80 (CHF 73.9) million worth of our common shares from time to time by entering into an Open Market Sale Agreement (Sales Agreement) with Jefferies LLC (Jefferies). In Q2 2021, we filed a new registration statement on Form F-3 and entered into a new Sales Agreement in Q2 2021 to replace and extend the ATM program. To date, the Company has sold 1,171,543 million common shares previously held as treasury shares pursuant to the new Sales Agreement, raising USD 13.3 (CHF 12.1) million, net of underwriting fees and transaction costs.

Comparison of the years ended December 31, 2020 and 2019

For a discussion of the financial results and condition for the fiscal year ended December 31, 2019, please refer to “Item 5. Operating and financial review and prospects—A. Operating results—comparison of the years ended December 31, 2020 and 2019” of our Annual Report on Form 20-F for the year ended December 31, 2020 filed on March 23, 2021.

C.	Research and development, patents and licenses, etc.

See “Item 4. Information on the Company—B. Business overview” and “Item 5. Operating and financial review and prospects—A. Operating results—results of operations.”

D.	Trend information

See “Item 5. Operating and financial review and prospects.”

E.	Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. See “Note 3. Summary of significant accounting policies” to our consolidated financial statements for a description of the most significant accounting policies applied in the preparation of our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Executive Officers, other key employees and board of directors

The following table presents information about our executive officers, other key employees, and directors and director nominees, including their ages, as of March 1, 2022. The term of each of our directors is 1 year and, accordingly, will expire at our 2022 annual shareholder meeting to be held in June 2022.

Name	Position	Age	Initial year of appointment
Executive Officers
Andrea Pfeifer, Ph.D.	Chief Executive Officer and Director	64	2003
Marie Kosco-Vilbois, Ph.D.	Chief Scientific Officer	64	2019
Johannes Rolf Streffer, M.D.	Chief Medical Officer	53	2020
Piergiorgio Donati	Chief Technical Operations Officer	51	2019
Joerg Hornstein	Chief Financial Officer	44	2017
Jean-Fabien Monin	Chief Administrative Officer	51	2009

Other Key Employees
Julien Rongère, Ph.D.	VP Regulatory Affairs and Quality Assurance	44	2017
Olivier Sol, M.D.	VP Head of Clinical Development	55	2016
Alexandre Caratsch	General Counsel	56	2018
Bojana Portmann, Ph.D.	AVP IP and Business Development	42	2011
Julian Gray, M.D., Ph.D.	Clinical Advisor	64	2007
Mark Danton	VP Information Systems, Security and Digital Technologies	58	2019

Non-Executive Directors
Douglas Williams, Ph.D.	Chairman and Director	63	2018
Thomas Graney	Director	57	2016
Werner Lanthaler, Ph.D.	Director	53	2018
Roy Twyman, M.D.	Director	65	2019
Carl June, M.D.	Director	67	2020
Alan Colowick, M.D.	Director	59	2021
Monika Bütler, Ph.D.	Director	60	2021
Monica Shaw, M.D.	Director	43	2021

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

Marie Kosco-Vilbois, Ph.D., Chief Scientific Officer: A US citizen, Dr. Kosco-Vilbois has extensive experience in the biopharmaceutical industry and served as Chief Scientific Officer of Novimmune since 2005. Prior to joining Novimmune in 2002, Dr. Kosco-Vilbois was Head of Immunology and Preclinical Pharmacology at the Serono Pharmaceutical Research Institute, a Senior Scientist and then Head of Immunology at the Glaxo Wellcome Research Institute in Geneva, and a Scientific Member of the Basel Institute for Immunology. During her career, she has taken numerous biologicals from discovery into preclinical studies and clinical development, most notably filing market applications of a biological for an orphan indication. Dr. Kosco-Vilbois gained her Bachelor’s Degree in Biology from Rutgers University, New Jersey, US, and a PhD in Anatomy and Immunology from the Medical College of Virginia/Virginia Commonwealth University School of Medicine, US.

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

Oliver Sol, M.D., VP Head of Clinical Development: Prior to joining AC Immune, Dr. Olivier Sol was Clinical Director of Exonhit (Paris) and thereafter Medical & Regulatory Affairs Director for Diaxonhit, where he was responsible for the development and medical validation of in vitro diagnostic products in cancer, infectious diseases and Alzheimer’s disease. Dr. Sol spent his over 20-year career as a Medical Expert in several therapeutic areas with a strong focus on central nervous system diseases, within pharmaceutical companies as Janssen, UCB-Pharma, GlaxoSmithKline and Sanofi. He contributed to the clinical development of currently marketed drugs in epilepsy (topiramate and levetiracetam) and galantamine in Alzheimer’s disease. He has also gained significant experience in the field of biological biomarkers. Dr. Sol holds an M.D. from the Paris-Sud University (Paris-Saclay) with a specialization in Medical Biology.

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

Non-Executive Directors

Douglas Williams, Ph.D., Chairman and Director: Douglas E. Williams, Ph.D., is currently the President, CEO and member of the Board of Directors of Codiak BioSciences. He was previously Biogen’s Executive Vice President, Research and Development, serving in this role from January 2011 to July 2015. He joined Biogen from ZymoGenetics, where he was most recently CEO and member of the Board of Directors. ZymoGenetics was purchased for $985 million by Bristol Myers Squibb during Dr. Williams’ tenure. Previously, he held leadership positions within the biotechnology industry, including Chief Scientific Officer and Executive Vice President of Research and Development at Seattle Genetics, and Senior Vice President and Washington Site Leader at Amgen. Dr. Williams served in a series of scientific and senior leadership positions over a decade at Immunex, including Executive Vice President and Chief Technology Officer and a member of the Board of Directors. During his 30+ year career in the biotechnology industry he has played a role in the development of several novel drugs including Enbrel, Tecfidera, and Spinraza. He has served on the board of numerous biotechnology companies and is currently Chairman of the Board of AC Immune, and is a Director for Panacea II and a Director for private companies CytoImmune Therapeutics and Xenikos.

Thomas Graney, Director: Thomas Graney is currently the CEO, CFO, and member of the Board of Directors of Oxurion NV. Prior to Oxurion, he was CFO of Generation Bio, Senior Vice President and CFO at Vertex Pharmaceuticals Inc. and CFO and SVP of Finance & Corporate Strategy at Ironwood Pharmaceuticals. Prior to Ironwood Pharmaceuticals, Mr. Graney spent 20 years working with J&J and its affiliates, serving for 4 years as worldwide VP of Finance and CFO of Ethicon. Mr. Graney has extensive global experience that spans corporate development, commercial strategy, portfolio management and supply chain management, communication, and investor relations. Mr. Graney is currently on the Board of Directors of Mogrify LTD and Chairman of the Audit Committee. A Chartered Financial Analyst charterholder, Mr. Graney holds a B.S. in accounting from the University of Delaware and an MBA in Marketing, Finance and International Business from the Leonard N. Stern School of Business at New York University.

Werner Lanthaler, Ph.D., Director: Dr. Werner Lanthaler is the CEO of Evotec AG, a drug discovery alliance and development partnership company focused on rapidly progressing innovative product approaches with leading pharmaceutical and biotechnology companies, academics, patient advocacy groups and venture capitalists. Since joining Evotec in 2009, Dr. Lanthaler has focused the company on collaborating with biotech and pharma companies and academia, supporting biotech innovation. He previously served as Chief Financial Officer at Intercell AG where he played a key role in many of that company’s major milestones. During his tenure, Intercell undertook an IPO and developed from a venture-backed biotechnology company into a global vaccine player. Dr. Lanthaler has also served as Director of the Federation of Austrian Industry, and from 1995 to 1998 was a Senior Management Consultant at McKinsey & Company. Dr. Lanthaler is a Non-Executive Member of the Board of Directors of arGEN-X and is a member of the Supervisory Board of Topas Therapeutics GmbH. He holds a Doctorate in Economics from Vienna University, a Master’s degree in Business Administration from Harvard University, and a degree in Psychology.

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

Alan Colowick, M.D., Director: Dr. Alan Colowick is currently a Managing Director at Matrix Capital Management and has served in executive and Board roles for numerous large and emerging biotech companies. From 2017 until January 2021, he was a Partner at Sofinnova, where he led investments for several clinical-stage companies. Previously, Dr. Colowick was Executive Vice President and served in various leadership roles at Celgene Corporation, including President for Celgene’s EMEA regions and Senior Vice President of Global Medical Affairs. Before Celgene, he was the Chief Executive Officer at Gloucester Pharmaceuticals, Inc. which was acquired by Celgene in 2010. Dr. Colowick also served as the President of Oncology at Geron Corporation, as Chief Medical Officer of Threshold Pharmaceuticals, and in numerous positions of increasing responsibility at Amgen culminating with his role as VP, Medical Affairs Europe.

Dr. Colowick serves on the Board of Directors for several biopharma companies, and his prior roles as Chairman include VelosBio (sold to Merck in 2020 for $2.75 billion) and Principia Biopharma (sold to Sanofi in 2020 for $3.7 billion). He received his medical degree from Stanford University, a Master’s in Public Health from Harvard University, and a B.S. in Molecular Biology from the University of Colorado. He completed specialty training in Hematology-Oncology at Harvard Medical School, the Dana Farber Cancer Institute, and Brigham and Women’s Hospital in Boston, USA.

Monika Bütler, Ph.D., Director: Dr. Monika Bütler is a leading Swiss economist and former Vice President of the independent Swiss Covid-19 Science Taskforce. She is a member of the Board of Directors and of the audit committees of both Schindler Holding AG and Huber & Suhner AG. Dr. Bütler is also a member of the Swiss National Bank’s Council, where she serves on the remuneration committee. Her international economic expertise is in public policy and managerial economics, including an advisory role to the World Bank and visiting appointments in the U.S., Australia and Europe. Dr. Bütler is a Vice President of the Foundation Board of the Gebert Rüf Foundation, a science and innovation foundation that supports entrepreneurial projects which are committed to achieving an impact.

Prof. Bütler holds a Ph.D. in Economics from the University of St. Gallen, a Doctorate Honoris Causa from the University of Lucerne, and a Diploma in Mathematics/Physics from the University of Zurich.

Monica Shaw, M.D., Director: Dr. Monica Shaw is a pharmaceutical industry expert who has held senior leadership positions and was involved in advancing more than 15 therapeutic products from first-in-man studies through regulatory approvals and commercialization across multiple geographies. She also played key business development roles in company acquisition and integration and co-development partnerships. Through her work, Dr. Shaw gained extensive specialty experience in the fields of dermatology, immuno-inflammation, HIV, neurology and oncology.

Currently, she is Executive Vice President Head Region Europe, Canada, Australia for Leo Pharma. She has previously held other broad leadership roles, at other leading pharmaceutical companies, including as Vice-President Commercial Head Asia Pacific region at GSK/ViiV Healthcare, and Medical Director and Chief Scientific Officer UK for Novartis, in addition to previous leadership positions at Norgine, Shire and Merck KGaA.

Monica Shaw holds an M.D. from the University of Oxford Medical School and is a Member of the Royal College of Physicians.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B.	Compensation

Compensation of directors and executive officers

For the year ended December 31, 2021, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was CHF 8.5 million.

During the year ended December 31, 2021, the total fair value of stock options granted to directors and executive officers was CHF 3.7 million.

The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors and executive officers amounted to a total of CHF 0.3 million in the year ended December 31, 2021.

We incorporate by reference into this Annual Report the information in “Item 1. C—2020 Board Compensation” and “Item 2. C—2020 Executive Compensation” of Exhibit 99.3 to our report on Form 6-K filed with the SEC on March 22, 2022.

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

2016 SOIP

At the November 15, 2016 AGM of the Company, our board of directors approved the 2016 SOIP (as amended and restated the “2016 SOIP”). The maximum number of shares available for issuance under the 2016 SOIP is 3,228,886 common shares. The shares available for issuance under the 2016 SOIP were initially registered with the SEC on a Form S-8 on March 8, 2017, and additional shares were registered on a Form S-8 on August 5, 2019. As of December 31, 2021, there were a total of 1,613,242 shares underlying options that were exercisable and 3,585,689 shares underlying outstanding options and 797 shares underlying outstanding restricted share units issued from both our Prior Plans and the 2016 SOIP.

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

Amendment and restatement to the 2016 SOIP

In June 2019, the Board authorized, and the shareholders approved, an increase in the maximum number of shares reserved for issuance under the 2016 SOIP. In October 2019, the Board authorized a second amendment and restatement to the 2016 SOIP. These amendments were made to align certain elements with Swiss statutory requirements and had no financial impact for the Company in 2021 or 2020.

Equity compensation

For the fiscal year ended December 31, 2021, the Company has granted our directors and executive officers, in the aggregate, options for the right to acquire 718,472 shares at exercise prices ranging from USD 5.31 to USD 7.72 per share, which vest either over a 1 year, 3 year or 4 year period with vesting to occur quarterly or annually depending on the nature of the award. The expiration date for these options granted in 2021 is 2031. The Company did not grant restricted share units to its directors and executive officers in 2021, 2020 or 2019. Previous restricted share units granted to directors vested over a 1 year period. Restricted share units granted to executives have a 4 year vesting life with vesting to occur quarterly. Please see “Note 18. Share-based compensation” for further detail.

C.	Board practices

Composition of board of directors

Our board of directors is composed of nine directors. Each director is elected for a 1-year term, no later than the next Annual General Meeting (AGM). The current members of our board of directors were appointed at shareholders’ meetings held on June 25, 2021 and October 29, 2021 to serve until the 2022 AGM to be held in June 2022.

We are a foreign private issuer. As a result, in accordance with the Nasdaq stock exchange listing requirements, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the stock exchange corporate governance requirements. For an overview of our corporate governance principles, see “Item 16G. Corporate governance.”

Board meetings

Our Board of Directors met in accordance with their respective mandate both physically (as was practicable under current pandemic circumstances), by video-conference and telephonically throughout 2021. The Board members analyzed the scientific, business, financial, organizational and legal risks of the Company based on the external factors and internal changes that could potentially impact the risks for the Company in the future.

Director independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except to the extent that our audit and finance committee is required to comply with independence requirements, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of Nasdaq (which we are not subject to) and considering any applicable committee independence standards, Douglas Williams, Thomas Graney, Werner Lanthaler, Roy Twyman, Carl June, Alan Colowick, Monika Bütler and Monica Shaw are “independent directors.” In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of common shares beneficially owned by the director and his or her affiliated entities, if any.

Committees of the board of directors

Our board of directors established two separate committees: an audit and finance committee and a compensation, nomination and corporate governance committee.

Audit and finance committee

The audit and finance committee, which consists of Monika Bütler (Chair), Thomas Graney, and Werner Lanthaler, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit and finance committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit and finance committee consists exclusively of members of our board who are financially literate, and Monika Bütler, Thomas Graney and Werner Lanthaler are considered to be “audit committee financial experts” as defined by the SEC. Our board of directors has determined that Monika Bütler, Thomas Graney and Werner Lanthaler satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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

•
review and discuss all (i) consolidated financial statements, (ii) reports intended for publication and (iii) any other financial statements intended for publication to consider significant financial reporting issues and judgments made in connection with the preparation of our consolidated financial statements, including any significant changes in our selection or application of accounting principles;

•	approve the quarterly condensed consolidated financial statements;

•
review with the management, personnel responsible for the design and implementation of the internal audit function, and the independent auditor in separate meetings any analysis or other written communication prepared by the management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the consolidated financial statements, including critical accounting policies, the effect of regulatory and accounting initiatives, and off-balance sheet transactions and structures on our consolidated financial statements;

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

•
discuss with management and external advisors any legal matters that may have a material impact on our consolidated financial statements and any material reports or inquiries from regulatory or governmental agencies that could materially impact our contingent liabilities and risks;

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

Compensation, nomination and corporate governance committee

The compensation, nomination and corporate governance committee, consists of Douglas Williams (Chair), Roy Twyman and Thomas Graney.

The compensation, nomination and corporate governance committee is governed by a charter that complies with SEC and home country governance rules. The compensation, nomination and corporate governance committee has the responsibility to, among other things:

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

As of December 31, 2021, we employed 143 employees, 26 of whom were part-time employees. 73 of our employees hold Ph.D. degrees and 51 hold M.Sc. degrees. Our 143 employees are from more than 25 countries. The average number of employees (calculated on full-time equivalents) in 2021 was 139. As of December 31, 2020 and 2019 we had 149 and 132 employees, respectively. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

E.	Share ownership

See “Item 7. Major shareholders and related-party transactions—A. Major shareholders.”

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

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 1, 2022 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentage of outstanding common shares is computed on the basis of 83,479,013 common shares outstanding as of March 1, 2022. Common shares that a person has the right to acquire within 60 days of March 1, 2022 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the address for each beneficial owner is AC Immune, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland.

Shareholder	Number	Shares beneficially owned (%)
5% Shareholders
dievini Hopp BioTech holding GmbH & Co KG1	18,041,000	21.6%
Varuma AG2	11,999,999	14.4%
Affiris AG3	10,133,474	12.1%
Biotechnology Value Fund (BVF) Inc.[4]	7,062,379	8.5%
Executive Officers and Directors
Andrea Pfeifer[5]	2,684,105	3.2%
Marie Kosco-Vilbois[6]	*	*
Johannes Rolf Streffer[7]	*	*
Piergiorgio Donati[8]	*	*
Joerg Hornstein[9]	*	*
Jean-Fabien Monin[10]	*	*
Douglas Williams[11]	*	*
Thomas Graney[12]	*	*
Werner Lanthaler[13]	*	*
Roy Twyman[14]	*	*
Carl June[15]	*	*
Alan Colowick[16]	*	*
Monika Bütler[17]	*	*
Monica Shaw[18]	*	*
All executive officers and directors as a group (14 persons)	3,878,722	4.6%

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

3Based on information set forth in a Schedule 13G filed with the SEC by Affiris on August 5, 2021, (i) these shares consist of 7,106,840 shares held of record by Affiris AG, as well as 1,513,317 shares that were issuable upon the conversion of notes held by Santo Venture Capital GmbH and 1,513,317 shares that were issuable upon the conversion of notes held by FCPB Affi GmbH; and (iii) the address of Affiris AG is Karl-Farkas-Gasse 22, 1030 Vienna, Austria, the address of by Santo Venture Capital GmbH is Bergfeldstrasse 9, 83607 Holzkirchen, Germany and the address of FCPB Affi GmbH is Freihamer Strasse 2, 82166 Gräfelfing, Germany. The convertible notes held by Santo Venture Capital GmbH and FCPB Affi GmbH were fully settled in Q4 2021.

4 Based on information set forth in a Schedule 13G filed with the SEC by BVF on February 14, 2022, these shares consist of 7,062,379 shares held of record by BVF Inc. The address of BVF Inc. is 44 Montgomery St., 40th Floor, San Francisco, California 94104.

5Consists of 2,320,555 of our common shares and options to purchase 363,550 of our common shares exercisable within 60 days of March 1, 2022.

6Consists of 64,365 of our common shares and options to purchase 47,897 of our common shares exercisable within 60 days of March 1, 2022.

7Consists of 14,200 of our common shares and options to purchase 17,789 of our common shares exercisable within 60 days of March 1, 2022.

8Consists of 4,500 of our common shares and options to purchase 54,267 of our common shares exercisable within 60 days of March 1, 2022.

9Consists of 0 of our common shares and options to purchase 429,216 of our common shares exercisable within 60 days of March 1, 2022.

10Consists of 292,942 of our common shares and options to purchase 48,591 of our common shares exercisable within 60 days of March 1, 2022.

11Consists of 12,818 of our common shares and options to purchase 42,819 of our common shares exercisable within 60 days of March 1, 2022.

12Consists of 15,851 of our common shares and options to purchase 34,464 of our common shares exercisable within 60 days of March 1, 2022.

13Consists of 11,906 of our common shares and options to purchase 34,464 of our common shares exercisable within 60 days of March 1, 2022.

14Consists of 0 of our common shares and options to purchase 46,585 of our common shares exercisable within 60 days of March 1, 2022.

15Consists of 0 of our common shares and options to purchase 18,742 of our common shares exercisable within 60 days of March 1, 2022.

16Consists of 0 of our common shares and options to purchase 3,471 of our common shares exercisable within 60 days of March 1, 2022.

17Dr. Bütler holds neither common shares nor non-vested equity instruments exercisable within 60 days of March 1, 2022.

18Dr. Shaw holds neither common shares nor non-vested equity instruments exercisable within 60 days of March 1, 2022.

Holders

As of March 1, 2022, we had approximately 242 shareholders of record of our common shares. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust or by other entities.

Significant changes in ownership by major shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of our IPO. Prior to our IPO in September 2016, our principal shareholders were dievini Hopp BioTech holding GmbH & Co KG and Varuma AG, which held shares representing 36.5% and 23.1% prior to our IPO, respectively. As of March 1, 2022, dievini Hopp BioTech holding GmbH & Co KG and Varuma AG held 21.6% and 14.4% of our common shares, respectively. BVF Inc. decreased its holdings from 10.9% to 8.5% of our outstanding common shares. With the closing of our acquisition of the program portfolio of therapeutics targeting alpha-synuclein (a-syn), notably PD01, from Affiris, Affiris, Santo Venture Capital GmbH and FCPB GmbH became major shareholders, collectively owning 12.1% of our outstanding common shares.

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

None.

Indemnification of directors and executive management

Our Articles of Association require us to indemnify our executive officers and directors to the fullest extent permitted by law. We entered into indemnification agreements with our executive officers and directors.

C.	Interests of experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

Financial statements

See “Item 18. Financial statements,” which contains our consolidated financial statements prepared in accordance with IFRS.

Legal proceedings

From time to time we may become involved in legal proceedings that arise in the ordinary course of business. As of the date of this Annual Report, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. No assurance can be given that future litigation will not have a material adverse effect on our financial position. When appropriate in the executive management’s estimation, we may record reserves in our consolidated financial statements for pending litigation and other claims.

Dividends and dividend policy

We have never declared or distributed dividends on our capital stock. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate distributing any dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

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

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and development of the Company” and “Item 4. Information on the Company—B. Business overview.”

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

We are entitled under Swiss laws to carry forward any losses incurred for a period of 7 years and can offset our losses carried forward against future taxes. As of December 31, 2021, we had tax loss carry-forwards totaling CHF 197.2 million. There is no certainty that we will make sufficient profits to be able to utilize these tax loss carry-forwards in full.

The effective corporate income tax rate (federal, cantonal and communal) where we are domiciled is currently 13.606%.

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

Notwithstanding the corporate income tax, the corporate capital is taxed at a rate of 0.1305% (cantonal and communal tax only, as there is no federal tax on capital). As of January 1, 2020 the capital attributable to patents and similar rights is considered with 50% relief in the capital tax calculation.

Federal, cantonal and communal individual income tax and corporate income tax

Non-resident shareholders

Except as described in “—Swiss federal withholding tax” below, shareholders who are not resident in Switzerland for tax purposes, and who, during the relevant taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes (all such shareholders for purposes of this section termed, “Non-resident shareholders”), will not be subject to any Swiss federal, cantonal and communal income tax on dividends and similar cash or in-kind distributions on Shares (including liquidation proceeds and stock dividends) (for the purposes of this section, “dividends”), distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of reserves from capital contributions (apports de capital) on shares, or capital gains realized on the sale or other disposition of shares.

Resident private shareholders

Swiss-resident individuals who hold their shares as private assets are required to include dividends, but not distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of reserves from capital contributions (apports de capital), in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period, including the dividends, but not the distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of reserves from capital contributions (apports de capital). Shareholders holding at least 10% of the share capital of the Company may be able to deduct their taxable dividends at 30% (70% taxable) at the federal level and up to 50% at the cantonal level, depending on their respective cantonal rates, as partial relief from economic double taxation. Capital gains resulting from the sale or other disposition of shares are, subject to a few exceptions, not subject to Swiss federal, cantonal and communal income tax, and conversely, capital losses are not tax-deductible for resident private shareholders (the shareholders referred to in this paragraph for the purposes of this section, “Resident private shareholders”). See “Domestic commercial shareholders” below for a summary of the taxation treatment applicable to Swiss-resident individuals, who, for income tax purposes, are classified as “professional securities dealers” or are otherwise deemed to hold Company shares in their commercial wealth.

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

Additional tax considerations associated with our ATM program

As of December 31, 2021, the Company held in total 6,221,617 fully paid-in treasury shares as part of its ATM offerings. These shares were established via two tranches (one in September 2020 and one in September 2021, respectively). Under present Swiss tax laws, repurchases of shares for the purposes of cancellation are treated as a partial liquidation and are subject to 35% Swiss withholding tax on the difference between the repurchase price and the nominal value of the shares except, since January 1, 2011, to the extent attributable to reserves from capital contributions (apports de capital) if any, and to the extent that the repurchase of shares is out of retained earnings or other taxable reserves. No partial liquidation treatment applies and no withholding tax is triggered if the shares are not repurchased for cancellation but held by the Company as treasury shares, provided the limitations imposed by corporate law are respected (the nominal value of such shares does not exceed 10% of the outstanding share capital and the purchase price is covered by freely disposable equity). However, regarding the above-mentioned 6,221,617 treasury shares and given the specificities of the ATM offering, the Company sought and obtained a tax ruling from the Swiss Federal Tax Administration confirming that their acquisition by the Company did not constitute a direct partial liquidation and therefore does not trigger withholding tax. Further, the Company has obtained a tax ruling from the concerned Cantonal Tax Authority at its place of incorporation, to obtain confirmation that the placement of these treasury shares for a subscription price superior to their nominal value will not trigger any corporate income tax for the Company, provided it occurs within 12 months from the issuance of the shares. The Company sold 1,171,543 shares in 2021 within that deadline.

Of the remaining treasury shares, 2,600,000 shares have been reserved by the board of directors for use only under the Company’s current Stock Option and Incentive Plan per a further tax ruling with the concerned Cantonal Tax Authority without corporate income tax consequences for the Company. 1,228,457 shares are no longer insulated from corporate taxation and the difference between their nominal value and their sale price will be subject to corporate income tax upon sale. 2,393,160 fully paid in treasury shares were issued as part of second tranche for the ATM for future subscription (or, possibly, as part of a future share-dividend program, should the Company become profitable and have enough earnings carried forward to cover such distribution). None of those shares have been sold and are subsequently recorded as treasury shares as of December 31, 2021. They are covered by the same above-mentioned tax rulings (i.e. their acquisition does not trigger any withholding tax and their placement will not trigger any corporate income tax provided it occurs within 12 months from their issuance).

Material US federal income tax considerations for US Holders

The following is a description of material US federal income tax consequences to the US Holders described below of owning and disposing of our common shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to own common shares.

This discussion applies only to a US Holder that holds common shares as capital assets for US federal income tax purposes. In addition, it does not describe all of the US federal income tax consequences that may be relevant in light of a US Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to US Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•
persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;

•	US Holders whose functional currency for US federal income tax purposes is not the US dollar;

•	entities classified as partnerships for US federal income tax purposes;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs;”

•	persons that received their common shares as compensation;

•	persons that own or are deemed to own 10% or more of our shares, by vote or value; and

•	persons holding common shares in connection with a trade or business conducted outside of the US.

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

A “US Holder” is a person that, for US federal income tax purposes, is a beneficial owner of common shares, is eligible for the benefits of the Treaty and is any of the following:

•	a citizen or individual resident of the US;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the US, any state therein or the District of Columbia; and

•	an estate or trust the income of which is subject to US federal income taxation regardless of its source.

US Holders should be aware that the Company has determined that it was likely a passive foreign investment company (a “PFIC”) for 2019 and 2020. See “—Passive foreign investment company rules” below. US Holders should consult their tax advisors concerning the US federal, state, local and non-US tax consequences of owning and disposing of common shares in their particular circumstances, including the consequences to them under the PFIC rules discussed below.

Taxation of distributions

The following discussion is subject to the discussion in “—Passive foreign investment company rules” below.

As discussed above under “Dividends and dividend policy,” we do not currently expect to make distributions on our common shares. In the event that we do make distributions of cash or other property, distributions paid on common shares, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under US federal income tax principles). Because we do not maintain calculations of our earnings and profits under US federal income tax principles, we expect that distributions generally will be reported to US Holders as dividends. For so long as our common shares are listed on Nasdaq (or if we are eligible for the benefits under the Treaty), dividends paid to certain non-corporate US Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable limitations, will be taxable at rates not in excess of the long-term capital gain rate applicable to such US Holder.

US Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

Dividends will be treated as foreign-source dividend income to US Holders and will not be eligible for the dividends-received deduction generally available to US corporations under the Code. Dividends will be included in a US Holder’s income on the date of the US Holder’s receipt of the dividend. The amount of any dividend income paid in Swiss Francs will be the US dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into US dollars at that time. If the dividend is converted into US dollars on the date of receipt, a US Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A US Holder may have foreign currency gain or loss if the dividend is converted into US dollars after the date of receipt.

The amount of dividend income will include any amounts withheld by us in respect of Swiss income taxes. Subject to applicable limitations, some of which vary depending upon the US Holder’s particular circumstances, Swiss income taxes withheld from dividends on common shares at a rate not exceeding the rate provided by the Treaty will be creditable against the US Holder’s US federal income tax liability. The rules governing foreign tax credits are complex and US Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, US Holders may, at their election, deduct foreign taxes, including any Swiss income tax, in computing their taxable income, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or other disposition of common shares

The following discussion is subject to the discussion in “—Passive foreign investment company rules” below.

Gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the US Holder owned the common shares for more than one year. The amount of the gain or loss will equal the difference between the US Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in US dollars. This gain or loss will generally be US-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive foreign investment company rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income (the “income test”) or (ii) 50% or more of the average value of our assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “asset test”). Passive income generally includes dividends, interest, certain non-active rents and royalties, and gains from financial investments. For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and directly receive our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation.

Although the application of the income test to a company like us (whose overall losses from research and development activities significantly exceed its gross income) is not entirely clear, we will be a PFIC for any taxable year under the income test if 75% or more of our gross income (as determined for U.S. federal income tax purposes) for such year consists of interest and other passive income. Prior to the commercialization and sales of any of our product candidates, our gross income may consist primarily of upfront or milestone payments (which we believe are active income), grants (which are likely to be treated as active income) and interest (which is passive income). The receipt of upfront payments is non-recurring in nature, and the receipt of grants or milestone payments is subject to various conditions. Therefore, there can be no assurance as to the amount of grants, milestone payments or upfront payments (if any) that we will receive for any taxable year. Moreover, we may earn income from sublicensing, which may be passive unless certain conditions are satisfied. There is no assurance that the IRS will not challenge the classification of any of our income items for PFIC purposes for any taxable year. Accordingly, there is no assurance that we will not be a PFIC for any taxable year under the income test.

In addition, we currently hold, and expect to continue to hold, a substantial amount of passive assets, including cash. The average value of our assets (including goodwill) may be determined, in large part, by reference to our market capitalization, which has fluctuated substantially over time and may continue to be volatile. Due to the volatility of our market capitalization, we may be a PFIC under the asset test for any taxable year if our cash and other passive assets constitute 50% or more of the value of our total assets (including goodwill).

As discussed in our Annual Reports on Form 20-F for 2019 and 2020, we were likely a PFIC for our taxable years of 2019 and 2020. If we were a PFIC for 2019 or 2020, we will generally continue to be treated as a PFIC with respect to a US Holder that owned our common shares during any portion of such years, even if we are not a PFIC for 2021 or any other taxable year, unless the US Holder makes a “deemed sale” election with respect to our common shares. Under a deemed sale election, the US Holder will be deemed to have sold such common shares at their fair market value and any gain recognized on such deemed sale will be treated as an “excess distribution,” as described below. As a result of this election, the US Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the common shares. US Holders are urged to consult their tax advisors regarding the potential application of the deemed sale election rules to their particular circumstances and the advisability of making a deemed sale election in light of the uncertainty regarding our PFIC status for the current or future taxable years, as described below.

Although we have not obtained independent valuations of our assets for our taxable year of 2021 and thus are not in a position to make a definitive determination as to whether we were a PFIC in 2021, based on the composition of our income and assets during 2021 and the estimated value of our assets (which is based on our average market capitalization during 2021), we believe that we were not a PFIC for 2021. However, for the reasons discussed above there can be no assurance that the IRS will agree. Because our PFIC status for 2022 or any future taxable year will depend on the composition of our income and assets and the value of our assets, we cannot express any expectation regarding our PFIC status for the current or any future taxable year and there is no assurance that we will not be a PFIC for these years.

If a US Holder owns our common shares in any year in which we are a PFIC, subject to the discussion above regarding the deemed sale election and the discussion below regarding the mark-to-market election, any gain recognized by the US Holder on a sale or other disposition (including certain pledges) of the common shares will be allocated ratably over the US Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to any other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the amount of tax allocated to that taxable year. Further, to the extent that distributions received by a US Holder on its common shares during a taxable year exceed 125% of the average of the annual distributions on the common shares received during the preceding three taxable or the US Holder’s holding period, whichever is shorter, the excess distribution will be subject to taxation in the same manner as gain, described immediately above.

A US Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to the common shares, provided that the common shares are “marketable.” Common shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a US Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a US Holder makes this election, the US Holder’s tax basis in the common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of common shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss).

We do not intend to provide the information necessary for US Holders to make a “qualified electing fund” election, which if available could materially affect the tax consequences of the ownership and disposition of our common shares if we are a PFIC for any taxable year. Therefore, US Holders will not be able to make such elections.

In addition, if we are a PFIC or, with respect to particular US Holder, are treated as a PFIC for the taxable year in which we pay a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate US Holders will not apply.

If a US Holder owns common shares during any year in which we are a PFIC, the US Holder generally must file annual reports containing such information as the US Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the US Holder’s federal income tax return for that year.

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

Market risk

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has the policy of matching its cash holdings to the currency structure of its expenses. As of December 31, 2021, the Company holds almost 79% of its overall cash and cash equivalents balance in CHF with the remainder predominantly in EUR and USD (see “Note 8. Cash and cash equivalents and financial assets” of the consolidated financial statements). The Company holds almost 91% of its liquidity (cash and cash equivalents plus short-term financial assets) in CHF.

We have a number of collaboration agreements for which the upfront payments, milestone payments and future royalty payments are not denominated in Swiss Francs, our reporting currency. Furthermore, many of our research and development activities are subcontracted to parties outside of Switzerland and we purchase materials from suppliers outside of Switzerland. As a result, we are exposed to foreign exchange risk. Approximately 39% of our total costs are incurred in currencies other than the Swiss Franc. Due to the size of some of the income received from collaboration agreements and also the high percentage of our costs indirectly being in foreign currencies, a hypothetical 10% change in exchange rates relative to the Swiss Franc could have a material impact on our consolidated financial statements.

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

Credit risk

The Company maintains a formal treasury risk and investment management policy to limit counterparty credit risk. As of December 31, 2021, the Company’s cash and cash equivalents and short-term financial assets are held with four financial institutions, each with a high credit rating assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Receivables are fully performing, not past due and not impaired (see “Note 8. Cash and cash equivalents and financial assets” and “Note 10. Other current receivables”).

Liquidity risk

Inherent in the Company’s business are various risks and uncertainties, including its limited operating history and the high uncertainty that new therapeutic and diagnostic concepts will succeed. AC Immune’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) acquire and keep key personnel employed, and (iv) acquire additional capital to support its operations.

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

Safe Harbor

See “Forward-looking Statements.”

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

As of December 31, 2021, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

B.	Management’s Annual Report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is supported by written policies and procedures. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2021.

C.	Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers SA, an independent registered public accounting firm. Their report is included on page F-2. PricewaterhouseCoopers SA is a member of the Chamber of Public Accountants, Lausanne, Switzerland.

D.	Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	Audit committee financial experts

Our board of directors has determined that Monika Bütler, Thomas Graney and Werner Lanthaler are audit committee financial experts, as that term is defined by the SEC, and are independent for the purposes of SEC and Nasdaq rules.

ITEM 16B.	Code of Ethics

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. Our Code of Business Conduct and Ethics applies to all of our directors, executive officers and employees. We have published our Code of Business Conduct and Ethics on our website, www.acimmune.com. The information contained on our website is not a part of this Annual Report.

ITEM 16C.	Principal accountant fees and services

	For the Years Ended December 31,
In CHF thousands	2021	2020
Audit fees	668	480
Audit-related fees	15	18
Total fees	683	498

For the year ended December 31, 2021, PwC was the Company’s auditor for the IFRS and statutory accounts. At the ordinary Annual General Meeting on June 25, 2021, the shareholders appointed PwC as the Company’s auditor for a term of office of 1 year.

Audit fees include fees for audit services primarily related to the integrated audit of (i) our annual consolidated financial statements and our internal control over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act of 2002, (ii) the review of our quarterly condensed consolidated financial statements, (iii) comfort letters, consents and assistance with and review of documents relating to our securities offerings, including our registration statement on Form F-3 related to our follow-on shelf registration in Q2 2021 and (iv) other accounting and financial reporting consultation billed as audit fees or necessary to comply with the standards of the Public Company Accounting Oversight Board (United States).

Audit-related fees consisted of fees billed for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or for services that were traditionally performed by the external auditor.

Pre-approval policies and procedures

In accordance with the requirements of the US Sarbanes‑Oxley Act of 2002 and rules issued by the SEC, we review and pre‑approve any services performed by PwC. The procedure requires that all proposed future engagements of PwC for audit and permitted non‑audit services are submitted to the Audit and Finance Committee for approval prior to the beginning of any such services. In accordance with this policy, all services performed by and fees paid to PwC in this Item 16C, were approved by the Audit and Finance Committee.

ITEM 16D.	Exemptions from the listing standards for audit committees

 Not applicable.

ITEM 16E.	Purchases of equity securities by the issuer and affiliated purchasers

In 2021, no purchases of our equity securities were made by or on behalf of AC Immune SA or any affiliated purchaser.

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

ITEM 16H.	Mine safety disclosure

Not applicable.

ITEM 16I.	Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

PART III

ITEM 17.	Financial statements

 We have responded to Item 18 in lieu of this item.

ITEM 18.	Financial statements

Financial Statements are filed as part of this Annual Report, see page F-1.

ITEM 19.	Exhibits

(a) The following documents are filed as part of Annual Report on Form 20-F:

3.1*	Articles of Association of AC Immune SA
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

4.6	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.7	AC Immune SA 2013 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.8	AC Immune SA 2013 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1, filed with the SEC on May 31, 2016)
4.9	AC Immune SA 2016 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 99.08 to the Company’s Report on Form 6-K, filed with the SEC on October 13, 2016)
4.10
License Agreement between AC Immune SA and Eli Lilly and Company, dated December 11, 2018 (incorporated herein by reference to Exhibit 4.14 to the Amendment No. 1 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on April 19, 2019)

4.11
Convertible Note Agreement between AC Immune SA and Eli Lilly and Company, dated December 11, 2018 (incorporated herein by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 21, 2019)

4.12
First Amendment to License Agreement between AC Immune SA and Eli Lilly and Company, dated September 19, 2019 (incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the SEC on September 20, 2019)

4.13
Second Amendment to License Agreement between AC Immune SA and Eli Lilly and Company, dated March 20, 2020 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K (File No. 001-37891) filed with the SEC on March 23, 2020)

4.14
Open Market Sale Agreement, dated as of May 5, 2021, between AC Immune SA and Jefferies LLC (incorporated herein by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K (File No. 001-37891) filed with the SEC on May 5, 2021)

4.15
Asset Purchase and Contribution in Kind Agreement, dated as of July 26, 2021, between AC Immune SA and Affiris AG (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K (File No. 001-37891) filed with the SEC on August 4, 2021)

4.16
Convertible Note Agreement, dated as of July 26, 2021, between AC Immune SA and Santo Venture GmbH (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K (File No. 001-37891) filed with the SEC on August 4, 2021)

4.17
Convertible Note Agreement, dated as of July 26, 2021, between AC Immune SA and FCPB Affi GmbH (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 6-K (File No. 001-37891) filed with the SEC on August 4, 2021)

4.18*	Description of Securities
8.1*	List of subsidiaries*
12.1*	Certification of Andrea Pfeifer pursuant to 17 CFR 240.13a-14(a)
12.2*	Certification of Joerg Hornstein pursuant to 17 CFR 240.13a-14(a)
13.1*	Certification of Andrea Pfeifer pursuant to 17 CFR 240.13a-14(b) and 18 USC.1350
13.2*	Certification of Joerg Hornstein pursuant to 17 CFR 240.13a-14(b) and 18 USC.1350
15.1*	Consent of PricewaterhouseCoopers SA
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document

*	Filed herewith

(b) Financial Statement Schedules

None.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AC IMMUNE SA
Date: March 22, 2022
	By:	/s/ Andrea Pfeifer
		Name:	Andrea Pfeifer
		Title:	Chief Executive Officer

By:	/s/ Joerg Hornstein
	Name:	Joerg Hornstein
	Title:	Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited consolidated financial statements — AC IMMUNE SA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AC Immune SA

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of AC Immune SA and its subsidiary (the “Company”) as of December 31, 2021 and December 31, 2020 and the related consolidated statements of income/(loss) and comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31 ,2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and finance committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Intangible asset –valuation

As described in Notes 6 and 7 to the consolidated financial statements, in Q4 2021, the Company closed its acquisition of an in-process research and development (IPR&D) intangible asset of CHF 50,416 thousand and CHF 4,634 thousand in cash in exchange for 7,106,840 shares of the Company. As the acquisition is in scope of IFRS 2 ‘Share-based Payment’, management measured the fair value of the intangible asset received using a risk-adjusted discounted cash flow method (the “model”). The asset is defined as an intangible asset not yet ready for use. Therefore, in accordance with IAS 36 ‘Impairment of asset’, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. To determine the recoverable amount, management estimated the fair value less costs to sell of the intangible asset, using the same model used at the acquisition date. The significant assumptions used in the model include anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, general commercialization expectations such as anticipated pricing and uptake, and the discount rate used to discount future cash flows.

The principal considerations for our determination that performing procedures relating to the intangible asset – valuation is a critical audit matter are the significant judgment by management when determining the value of the intangible asset. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence obtained related to the valuation of the intangible asset and management’s assumptions related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, general commercialization expectations such as anticipated pricing and uptake, and the discount rate used to discount future cash flows. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s valuation of the intangible asset. These procedures also included, among others, (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of fair values for the intangible asset, (ii) comparing the independent estimate to management’s fair value estimate to evaluate the reasonableness of management’s assumptions and (iii) assessing that assumptions used did not require to be updated at year end for the purpose of the impairment assessment. Developing the independent estimate involved testing the completeness and accuracy of inputs provided by management and evaluating management’s assumptions based on external market and industry data.

/s/ PricewaterhouseCoopers SA

Lausanne, Switzerland
March 22, 2022

We have served as the Company’s auditor since 2018.

Consolidated Financial Statements (IFRS)
AC Immune SA
Consolidated Balance Sheets
(In CHF thousands)

		As of December 31,
	Note	2021	2020
ASSETS
Non-current assets
Property, plant and equipment	4	5,116	4,416
Right-of-use assets	5	2,914	2,223
Intangible asset	6/7	50,416	—
Long-term financial assets	5	363	334
Total non-current assets		58,809	6,973
Current assets
Prepaid expenses	9	3,015	3,954
Accrued income	9/13	975	1,591
Other current receivables	10	428	329
Short-term financial assets	8	116,000	65,000
Cash and cash equivalents	8	82,216	160,893
Total current assets		202,634	231,767
Total assets		261,443	238,740

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	11	1,794	1,538
Share premium	11	431,251	346,890
Treasury shares	11	(124)	(100)
Accumulated losses		(200,942)	(132,850)
Total shareholders’ equity		231,979	215,478

Non-current liabilities
Long-term lease liabilities	5	2,340	1,780
Net employee defined benefit liabilities	17	7,098	7,464
Total non-current liabilities		9,438	9,244

Current liabilities
Trade and other payables	12	2,003	2,184
Accrued expenses	12	16,736	11,085
Deferred income	13	717	306
Short-term lease liabilities	5	570	443
Total current liabilities		20,026	14,018
Total liabilities		29,464	23,262
Total shareholders’ equity and liabilities		261,443	238,740

The accompanying notes are an integral part of these consolidated financial statements.

AC Immune SA
Consolidated Statements of Income/(Loss)
(In CHF thousands, except for per-share data)

	For the Years Ended December 31,
	Note	2021	2020	2019
Revenues
Contract revenue	13	—	15,431	110,456
Total revenue		—	15,431	110,456

Operating expenses
Research & development expenses	14	(62,282)	(59,487)	(50,432)
General & administrative expenses	14	(17,910)	(18,557)	(16,058)
Other operating income/(expense)	13.2	1,182	1,353	570

Total operating expenses		(79,010)	(76,691)	(65,920)

Operating income/(loss)		(79,010)	(61,260)	44,536
Financial income	14	6,485	78	303
Financial expense	14	(581)	(184)	(1,926)
Change in fair value of conversion feature	14	—	—	4,542
Exchange differences	14	113	(555)	(2,013)
Finance result, net		6,017	(661)	906
Income/(loss) before tax		(72,993)	(61,921)	45,442
Income tax expense	16	(3)	—	—
Income/(loss) for the period		(72,996)	(61,921)	45,442
Earnings/(loss) per share:
Basic income/(loss) for the period attributable to equity holders	20	(0.97)	(0.86)	0.64
Diluted income/(loss) for the period attributable to equity holders	20	(0.97)	(0.86)	0.64

Consolidated Statements of Comprehensive Income/(Loss)
(In CHF thousands)

		For the Years Ended December 31,
	Note	2021	2020	2019
Income/(loss) for the period		(72,996)	(61,921)	45,442
Items that may be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences		—	—	—
Items that will not be reclassified to income or loss in subsequent periods (net of tax):
Re-measurement gains/(losses) on defined-benefit plans	17	956	726	(1,304)
Other comprehensive income/(loss)		956	726	(1,304)
Total comprehensive income/(loss), net of tax		(72,040)	(61,195)	44,138

The accompanying notes are an integral part of these consolidated financial statements.

AC Immune SA
Consolidated Statements of Changes in Equity
(In CHF thousands)

	Note	Share capital	Share premium	Treasury shares	Accumulated losses	Total
Balance as of January 1, 2019		1,351	298,149	—	(121,877)	177,623
Net income for the period		—	—	—	45,442	45,442
Other comprehensive loss		—	—	—	(1,304)	(1,304)
Total comprehensive income		—	—	—	44,138	44,138

Share-based payments	18	—	—	—	2,834	2,834
Issuance of shares, net of transaction costs:
Conversion note agreement	11	73	47,705	—	—	47,778
Restricted share awards	18	1	616	—	(616)	1
Exercise of options	18	12	56	—	—	68
Balance as of December 31, 2019		1,437	346,526	—	(75,521)	272,442

		Share capital	Share premium	Treasury shares	Accumulated losses	Total
Balance as of January 1, 2020		1,437	346,526	—	(75,521)	272,442
Net loss for the period		—	—	—	(61,921)	(61,921)
Other comprehensive income		—	—	—	726	726
Total comprehensive loss		—	—	—	(61,195)	(61,195)

Share-based payments	18	—	—	—	4,088	4,088
Issuance of shares, net of transaction costs:
Held as treasury shares	11	100	—	(100)	—	—
Restricted share awards	18	—	222	—	(222)	—
Exercise of options	18	1	142	—	—	143
Balance as of December 31, 2020		1,538	346,890	(100)	(132,850)	215,478

		Share capital	Share premium	Treasury shares	Accumulated losses	Total
Balance as of January 1, 2021		1,538	346,890	(100)	(132,850)	215,478
Net loss for the period		—	—	—	(72,996)	(72,996)
Other comprehensive income		—	—	—	956	956
Total comprehensive loss		—	—	—	(72,040)	(72,040)

Share-based payments	18	—	—	—	4,126	4,126
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	11	—	12,097	24	—	12,121
Issuance of shares, net of transaction costs:
IPR&D asset purchase	6/11	130	49,741	—	—	49,871
Asset acquisition – common shares	6/11	12	4,587	—	—	4,599
Conversion note agreements	11	61	16,683	—	—	16,744
Held as treasury shares	11	48	—	(48)	—	—
Restricted share awards	18	1	171	—	(178)	(6)
Exercise of options	18	4	1,082	—	—	1,086
Balance as of December 31, 2021		1,794	431,251	(124)	(200,942)	231,979

The accompanying notes are an integral part of these consolidated financial statements.

AC Immune SA
Consolidated Statements of Cash Flows
(In CHF thousands)

	For the Years Ended December 31,
	Note	2021	2020	2019
Operating activities
Net income/(loss) for the period		(72,996)	(61,921)	45,442
Adjustments to reconcile net income/(loss) for the period to net cash flows:
Depreciation of property, plant and equipment	4	1,897	1,535	1,274
Depreciation of right-of-use assets	5	509	432	420
Finance result, net	14	(6,769)	376	1,739
Share-based compensation expense	18	4,126	4,088	2,834
Changes in net employee defined benefit liability	17	590	705	516
Change in fair value of conversion feature	11	—	—	(4,542)
Interest expense	5/14	573	175	1,894
(Gain)/loss on sale of fixed assets		13	(64)	—
Changes in working capital:
Decrease/(increase) in prepaid expenses	9	791	(1,304)	(424)
Decrease /(increase) in accrued income	9	594	(507)	2,572
(Increase)/decrease in other current receivables	10	(99)	(25)	(68)
Increase /(decrease) in accrued expenses	12	5,214	(757)	1,289
Increase /(decrease) in deferred income	13	425	(4,157)	4,126
(Decrease)/increase in trade and other payables	12	(84)	2,177	(1,845)
Cash (used in)/provided by operating activities		(65,216)	(59,247)	55,227
Interest income	14	—	78	304
Interest paid	5/14	(465)	(339)	(296)
Finance costs	14	(8)	(9)	(15)
Net cash flows (used in)/provided by operating activities		(65,689)	(59,517)	55,220

Investing activities
Short-term financial assets	8	(51,000)	30,000	(65,000)
Purchases of property, plant and equipment	4	(2,635)	(1,706)	(1,885)
Proceeds from sale of property, plant and equipment	4	—	64	—
Rental deposits	5	(29)	(29)	—
Net cash flows (used in)/provided by investing activities		(53,664)	28,329	(66,885)

Financing activities
Proceeds from issuance of convertible loan	11	23,463	—	50,278
Transaction costs on issuance of shares	11	(6)	—	(510)
Proceeds from issuance of treasury shares, net of underwriting fees and transaction costs	11	12,121	100	—
Proceeds from issuance of common shares – asset acquisition, net of transaction costs	11	4,599	—	—
Proceeds from issuance of common shares – option plan, net of transaction costs	11	1,082	143	69
Principal payments of lease obligations	5	(513)	(432)	(420)
Repayment of short-term financing obligation		—	(514)	—
Payment for the issuance of treasury shares	11	—	(100)	—
Proceeds from long-term financing obligation		—	—	199
Net cash flows provided by/(used in) financing activities		40,746	(803)	49,616

Net (decrease)/increase in cash and cash equivalents		(78,607)	(31,991)	37,951
Cash and cash equivalents at January 1		160,893	193,587	156,462
Exchange losses on cash and cash equivalents		(70)	(703)	(826)
Cash and cash equivalents at December 31		82,216	160,893	193,587

Net (decrease)/increase in cash and cash equivalents		(78,607)	(31,991)	37,951

Supplemental non-cash activity
Capital expenditures recorded in Accrued expenses	4	303	328	—
Issuance of shares for purchase of IPR&D asset in asset acquisition	6/7	50,416	—	—
Transaction costs associated with issuance of shares in relation to the asset acquisition recorded in Accrued expenses	6	776	—	—
Settlement of convertible notes recorded within Shareholders’ equity	11	16,920	—	48,288

The accompanying notes are an integral part of these consolidated financial statements.

AC Immune SA
Notes to the Consolidated Financial Statements
(In CHF thousands except for share and per share data)

1.	General information

AC Immune SA was founded in 2003. The Company controls a fully-owned subsidiary, AC Immune USA, Inc. (“AC Immune USA” or “Subsidiary” and, together with AC Immune SA, “AC Immune,” “ACIU,” “Company,” “we,” “our,” “ours,” “us”), which was registered and organized under the laws of Delaware, USA in June 2021. The Company and its Subsidiary form the Group (See “Note 2. Basis of Preparation”).

AC Immune SA is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer’s disease (AD) and Parkinson’s disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD including Parkinson’s disease, ALS and NeuroOrphan indications and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Company was initially incorporated as a limited liability company on February 13, 2003 in Basel, and effective August 25, 2003 was transformed into a stock company. The Company’s corporate headquarters are located at EPFL Innovation Park Building B, 1015 Lausanne, Switzerland.

2.	Basis of preparation

Going concern

The Company believes that it will be able to meet all of its obligations as they fall due for at least 12 months from December 31, 2021, after considering the Company’s cash position of CHF 82.2 million and short-term financial assets of CHF 116.0 million as of December 31, 2021. Hence, these consolidated financial statements have been prepared on a going-concern basis.

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

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements have been approved for issue by the Board of Directors on March 18, 2022.

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention except for items that are required to be accounted for at fair value.

3.	Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Functional and reporting currency

These consolidated financial statements and accompanying notes are presented in Swiss Francs (“CHF”), which is AC Immune SA’s functional currency and the Group’s reporting currency. The Company’s subsidiary has a functional currency of the US Dollar (“USD”). The respective functional currency represents the primary economic environment in which the entities operate.

The following exchange rates have been used for the translation of the financial statements of AC Immune USA:

	For the Years Ended December 31,
	2021	2020	2019
CHF/USD
Closing rate, USD 1	0.923	N/A	N/A
Average exchange rate, USD 1	0.929	N/A	N/A

The results and financial position of AC Immune USA are translated into the presentation currency as follows:

i.	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
ii.	income and expenses for each statement of income/(loss) are translated at average exchange rates; and
iii.	all resulting exchange differences are recognized in other comprehensive income/(loss), within cumulative translation differences.

Basis of consolidation

The annual closing date of the individual financial statements is December 31. The Company wholly-owns its Subsidiary and fully consolidates its financial statements into these consolidated financial statements. All intercompany transactions have been eliminated.

Foreign currency transactions

Foreign currency transactions are translated into the respective functional currency using prevailing exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income/(loss). Any gains or losses from these translations are included in the consolidated statements of income/(loss) in the period in which they arise.

Current vs. non-current classification

The Company presents assets and liabilities in the consolidated balance sheets based on current/non-current classification. The Company classifies all amounts to be realized or settled within 12 months after the reporting period to be current and all other amounts to be non-current.

Revenue recognition

The Company has adopted IFRS 15 Revenue from Contracts with Customers. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under IFRS 15, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of IFRS 15, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applies the five-step model to contracts only when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, the Company assesses the goods or services promised within each contract, and determines those that are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company enters into license and collaboration agreements (LCAs) which are within the scope of IFRS 15, under which it licenses certain rights to its product candidates and intellectual property to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, upfront license fees, development, regulatory and/or commercial milestone payments; payments for research and clinical services the Company provides through either its full-time employees or third-party vendors, and royalties on net sales of licensed products commercialized from the Company’s intellectual property. Each of these payments results in license, collaboration and other revenues, which are classified as contract revenue on the consolidated statements of income/(loss).

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

Contract balances

The Company receives payments and determines credit terms from its customers for its various performance obligations based on billing schedules established in each contract. The timing of revenue recognition, billings and cash collections results in billed other current receivables, accrued income (contract assets), and deferred income (contract liabilities) on the consolidated balance sheets. Amounts are recorded as other current receivables when the Company’s right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the licensees and the transfer of the promised goods or services to the licensees will be 1 year or less.

For a complete discussion of accounting for contract revenue, see “Note 13. Contract revenues.”

Research and development expenses

Given the stage of development of the Company’s products, all research and development expenditure is expensed as incurred as it does not meet the capitalization criteria outlined in IAS 38 Intangible Assets. The Company has not capitalized any R&D expenses to date. Research and development expenditures include:

●
the cost of acquiring, developing and manufacturing active pharmaceutical ingredients for product candidates that have not received regulatory approval, clinical trial materials and other research and development materials;

●
fees and expenses incurred under agreements with contract research organizations, investigative sites and other entities in connection with the conduct of clinical trials and preclinical studies and related services, such as administrative, data-management and laboratory services;

●	fees and costs related to regulatory filings and activities;

●	costs associated with preclinical and clinical activities;

●	employee-related expenses, including salaries and bonuses, benefits, travel and share-based compensation expenses; and

●	all other allocated expenses such as facilities and information technology (IT) costs.

For external research contracts, expenses include those associated with contract research organizations, or CROs, or contract manufacturing organizations, or CMOs. The invoicing from CROs or CMOs for services rendered do not always align with work performed. We accrue the cost of services rendered in connection with CRO or CMO activities based on our estimate of the “stage of completion” for such contracted services. We maintain regular communication with our CRO or CMO vendors to gauge the reasonableness of our estimates and accrue expenses as of the balance sheet date in the consolidated financial statements based on facts and circumstances known at the time.

Registration costs for patents are part of the expenditure for research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

General and administrative expenses

General and administrative expenses are expensed as incurred and include personnel costs, expenses for outside professional services and all other allocated expenses. Personnel costs consist of salaries, cash bonuses, benefits and share-based compensation. Outside professional services consist of legal, accounting and audit services, IT and other consulting fees. Allocated expenses consist of certain IT, facilities and depreciation expenses.

Grant income

The Company has received grants, from time to time, from the Michael J. Fox Foundation (MJFF), the Target ALS Foundation (Target ALS) and other institutions to support certain research projects. Grants are recorded at their fair value in the consolidated statements of income/(loss) within other operating income/(expenses) when there is reasonable assurance that the Company will satisfy the underlying grant conditions and the grants will be received. In certain circumstances, grant income may be recognized before formal grantor acknowledgement of milestone achievements. To the extent required, grant income is deferred and recognized on a systematic basis over the periods in which the Company expects to recognize the related expenses for which the grants are intended to compensate.

Leases

Effective January 1, 2019, the Company adopted IFRS 16 Leases, which provides a new model for lessee accounting in which all leases, other than short-term and low-value leases, are accounted for by the recognition on the consolidated balance sheet of a right-of-use asset and a lease liability, and the subsequent amortization of the right-of-use asset over the earlier of the end of the useful life or the lease term. The Company applied the modified retrospective approach, which required the recognition of the cumulative effect of initially applying IFRS 16 as of January 1, 2019 to accumulated losses and not restating previous years. As the Company recognized the right-of-use assets at the amount equal to the lease liabilities there was no impact to accumulated losses. In accordance with IFRS 16, the Company (i) does not recognize right-of-use assets and lease liabilities for leases of low value (i.e. approximate fair value of USD 5,000). For a complete discussion of accounting, see “Note 5. Right-of-use assets and lease liabilities.”

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
At inception, the right-of-use asset comprises the initial lease liability and any initial direct costs. The right-of-use asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability performed on as certain potential triggering events may arise (e.g. lease modifications). When the lease liability is re-measured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The estimated lease term by right-of-use asset categories are as follows:

Buildings	5 years
Office equipment	5 years
IT equipment	5 years

Both the right-of-use-assets and lease liabilities are recognized in the consolidated balance sheets.

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

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the consolidated statements of income/(loss).

Intangible Assets

AC Immune’s acquired in process research and development (IPR&D) asset is stated at cost less any impairments. The Company does not deem this asset ready for use until the asset obtains market approval. Therefore, during the development period after the date of acquisition until market approval, the IPR&D asset is not amortized. Upon market approval, the Company will determine the useful life of the asset, reclassify it from IPR&D and commence amortization. If the associated R&D effort is abandoned, the related IPR&D will likely be written off and we will record the relevant impairment charge. Finally, the Company will not capitalize future development costs in respect to this IPR&D asset until they meet the criteria for capitalization of research and development costs in accordance with IAS 38 Intangible Assets.

Our IPR&D asset is subject to impairment testing at least annually or when there are indications that the carrying value may not be recoverable until the completion of the development process. The determination of the recoverable amounts include key estimates which are highly sensitive to, and dependent upon, key assumptions.

The Company uses a discounted cash flow method to determine the fair value less costs to sell (recoverable amount) of our IPR&D intangible asset. The Company starts with a forecast of all the expected net cash flows, which incorporates the consideration of a terminal value and then the Company applies a discount rate to arrive at a risk-adjusted net present value amount.

Any impairment losses are recognized immediately in the consolidated statements of income/(loss).

Fair value of financial assets and liabilities

The Company’s financial assets and liabilities are composed of receivables, short-term financial assets, cash and cash equivalents, trade payables and lease liabilities. The fair value of these financial instruments approximates their respective carrying values due to the short-term maturity of these instruments, and are held at their amortized cost in accordance with IFRS 9, unless otherwise explicitly noted.

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

The Company assesses whether there is objective evidence that financial assets are impaired annually or whenever potential impairment triggers may occur.

Cash and cash equivalents

Cash and cash equivalents include deposits held with external financial institutions and cash on hand. All cash and cash equivalents are either in cash or in deposits with original duration of less than 3 months.

Trade payables

Trade payables are amounts due to third parties in the ordinary course of business.

Share capital and public offerings

Common shares are classified as equity. Share issuance costs are capitalized as incurred and will be shown in equity as a deduction, net of tax, from the proceeds received from existing or future offerings. Should a planned equity offering not be assessed as probable, the issuance costs would be expensed immediately. See “Note 11. Share capital.”

Treasury Shares

Treasury shares are recognized at acquisition cost and deducted from shareholders’ equity at the time of acquisition, until they are subsequently resold, distributed or cancelled. Where such shares are subsequently sold, any consideration received is included in shareholders’ equity. See “Note 11. Share capital.”

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

Re-measurements of the net defined benefit liability, which comprise actuarial gains and losses and the return on plan assets (excluding interest) are recognized immediately in the consolidated statements of other comprehensive income/(loss). Past service costs, including curtailment gains or losses, are recognized immediately as a split in research and development and general and administrative expenses within the operating results. Settlement gains or losses are recognized in either research and development and/or general and administrative expenses within the operating results. The Company determines the net interest expense/(income) on the net defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period or in case of any significant events between measurement dates to the then-net defined benefit liability, considering any changes in the net defined benefit liability during the period as a result of contributions and benefit payments. Net interest expense/(income) and other expenses related to defined benefit plans are recognized in the consolidated statements of income/(loss).

Share-based compensation

The Company operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of equity-based awards is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of instruments that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, prospectively in the consolidated statements of income/(loss), and a corresponding adjustment to equity over the remaining vesting period.

Stock options granted under the Company’s stock option plans C and the 2016 Stock Option and Incentive Plan are valued using the Black-Scholes option-pricing model (see “Note 18. Share-based compensation”). This valuation model as well as parameters used such as expected volatility and expected term of the stock options are partially based on management’s estimates.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

We estimate the fair value of restricted share units using a reasonable estimate of market value of the common shares on the date of the award. We classify our share-based payments as equity-classified awards as they are settled in common shares. We measure equity-classified awards at their grant date fair value and do not subsequently re-measure them. Compensation costs related to equity-classified awards are equal to the fair value of the award at grant date amortized over the vesting period of the award using the graded method. We reclassify that portion of vested awards to share capital and share premium as the awards vest.

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

Income taxes

As disclosed in “Note 16. Income taxes,” the Company has tax losses that can generally be carried forward for a period of 7 years from the period the loss was incurred. These tax losses represent potential value to the Company to the extent that the Company is able to create taxable profits before the expiry period of these tax losses. The Company has not recorded any deferred tax assets in relation to these tax losses.

Earnings per share

The Company presents basic earnings per share for each period in the consolidated financial statements. The earnings per share are calculated by dividing the earnings of the period by the weighted-average number of shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if dilutive securities such as share options or non-vested restricted share units were vested or exercised into common shares or resulted in the issuance of common shares that would participate in net income. Anti-dilutive shares are excluded from dilutive earnings per share calculation.

Critical judgments and accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on LCAs, (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) income taxes, (v) share-based compensation, (vi) right-of-use assets and lease liabilities and (vii) our IPR&D asset. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Segment reporting

The Company has one segment. The Company currently focuses most of its resources on discovering and developing therapeutic and diagnostic products targeting misfolded proteins.

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

Accounting policies, new standards, interpretations and amendments adopted by the Company

The Company has not adopted any standard, interpretation or amendment that has been issued but is not yet effective. Such standards are not currently expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

4.	Property, plant and equipment

The following tables show the movements in the net book values of property, plant and equipment for the years ended December 31, 2021 and 2020, respectively:

In CHF thousands	Furniture	IT equipment	Laboratory equipment	Leasehold improvements	Total
Acquisition cost:
Balance at December 31, 2020	214	1,497	7,958	464	10,133
Acquisitions	207	257	1,315	831	2,610
Disposals	—	—	(77)	—	(77)
Balance at December 31, 2021	421	1,754	9,196	1,295	12,666

Accumulated depreciation:
Balance at December 31, 2020	(61)	(970)	(4,405)	(281)	(5,717)
Depreciation expenses	(45)	(346)	(1,398)	(108)	(1,897)
Disposals	—	—	64	—	64
Balance at December 31, 2021	(106)	(1,316)	(5,739)	(389)	(7,550)

Carrying amount:
December 31, 2020	153	527	3,553	183	4,416
December 31, 2021	315	438	3,457	906	5,116

In CHF thousands	Furniture	IT equipment	Laboratory equipment	Leasehold improvements	Total
Acquisition cost:
Balance at December 31, 2019	158	1,187	6,698	402	8,445
Acquisitions	96	310	1,566	62	2,034
Disposals	(40)	—	(306)	—	(346)
Balance at December 31, 2020	214	1,497	7,958	464	10,133

Accumulated depreciation:
Balance at December 31, 2019	(68)	(627)	(3,619)	(214)	(4,528)
Depreciation expenses	(33)	(343)	(1,092)	(67)	(1,535)
Disposals	40	—	306	—	346
Balance at December 31, 2020	(61)	(970)	(4,405)	(281)	(5,717)

Carrying amount:
December 31, 2019	90	560	3,079	188	3,917
December 31, 2020	153	527	3,553	183	4,416

AC Immune continues to enhance its laboratory equipment to support its R&D functions. This effort has continued for the year ended December 31, 2021, with CHF 1.6 million invested in lab equipment, including the expansion of our leased lab space, and IT equipment, representing an increase of 16.6%.

For the years ended December 31, 2021, 2020 and 2019, the Company incurred CHF 1.9 million, CHF 1.5 million and CHF 1.3 million in depreciation expenses, respectively.

5.	Right-of-use assets and lease liabilities

The Company recognized additions and remeasurements of right-of-use of leased assets for buildings or for office equipment totaling CHF 1.2 million and CHF 0.4 million for the years ended December 31, 2021 and 2020, respectively. In 2021, these increases are predominantly associated with the remeasurement and expansion of our leased office space.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates as of December 31, 2021 are 2.5% for buildings, 5.3% for office equipment and 2.6% for IT equipment.

The following tables show the movements in the net book values of right-of-use of leased assets for the years ended December 31, 2021 and 2020, respectively:

In CHF thousands	Buildings	Office equipment	IT equipment	Total
Balance as of December 31, 2020	2,106	63	54	2,223
Additions and remeasurements	1,144	71	—	1,215
Dispositions	—	(15)	—	(15)
Depreciation	(474)	(21)	(14)	(509)
Balance as of December 31, 2021	2,776	98	40	2,914

In CHF thousands	Buildings	Office equipment	IT equipment	Total
Balance as of December 31, 2019	2,106	81	68	2,255
Additions and remeasurements	400	—	—	400
Depreciation	(400)	(18)	(14)	(432)
Balance as of December 31, 2020	2,106	63	54	2,223

For the years ended December 31, 2021, and 2020, the impact on the Company’s consolidated statements of income/(loss) and consolidated statements of cash flows is detailed in the table below.

	For the Years Ended December 31,
In CHF thousands	2021	2020
Consolidated statements of income/(loss)
Depreciation of right-of-use assets	509	432
Interest expense on lease liabilities	63	53
Expense for short-term leases and leases of low value	723	603
Total	1,295	1,088
Consolidated statements of cash flows
Total cash outflow for leases	1,299	1,088

The following table presents the contractual undiscounted cash flows for lease liabilities as of December 31, 2021 and 2020:

	As of December 31,
In CHF thousands	2021	2020
Within 1 year	638	485
Between 1 and 3 years	1,260	970
Between 3 and 5 years	1,203	912
Total	3,101	2,367

The Company also has two deposits in escrow accounts totaling CHF 0.4 million and CHF 0.3 million for the lease of the Company’s premises as of December 31, 2021 and 2020, respectively.

6.	Asset acquisition

In Q4 2021, the Company closed its acquisition with Affiris AG (Affiris) for the program portfolio of therapeutics targeting a-syn, notably ACI-7104 (previously PD01), a clinically-validated active vaccine candidate for the treatment of Parkinson’s disease (the Transferred Assets). The Company acquired the Transferred Assets and USD 5.0 (CHF 4.6) million in cash in exchange for 7,106,840 shares of the Company at closing, for a total value of USD 58.7 (CHF 55.1) million.

With the closing of this transaction, the Company has recorded an IPR&D intangible asset associated with ACI-7104 for USD 53.7 (CHF 50.4) million. The Company used a risk-adjusted discounted cash flow method to determine the fair value of the intangible asset. See “Note 7. Intangible assets” for further details on assumptions used.

As the Company transferred its own equity instruments in consideration for the asset transferred, the acquisition was assessed in accordance with IFRS 2 Share-based Payment.

The Company determined that the acquisition of the Transferred Assets did not qualify as a business combination in accordance with IFRS 3 Business Combinations and therefore was accounted for as an asset acquisition. Most of the fair value of the Transferred Assets is attributable to a single identifiable asset which is the in-process research and development asset. The purchase consideration for the Transferred Assets was allocated based on their relative fair values.

The following table summarizes the amounts of the Transferred Assets acquired:

In CHF thousands
Cash	4,634
IPR&D Asset	50,416
Total	55,050

7.	Intangible assets

AC Immune’s acquired IPR&D asset is a clinically-validated active vaccine candidate for the treatment of Parkinson’s disease. The asset is not yet ready for use until the asset obtains market approval. The carrying amount and net book value are detailed below:

	As of December 31, 2021			As of December 31, 2020
In CHF thousands	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Acquired IPR&D Asset	50,416	—	50,416	—	—	—
Total Intangible Assets	50,416	—	50,416	—	—	—

In accordance with IAS 36 Impairment of Assets, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The valuation is considered to be Level 3 in the fair value hierarchy in accordance with IFRS 13 Fair Value Measurement due to unobservable inputs used in the valuation. The Company has not determined the IPR&D asset to be impaired as of December 31, 2021.

The key assumptions used in the valuation model in accordance with an income approach to determine the recoverable amount include observable and unobservable key inputs as follows:

●	Anticipated research and development costs;
●	Anticipated costs of goods and sales and marketing expenditures;
●	Probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks;
●	Target indication prevalence and incidence rates;
●	Anticipated market share;
●	General commercialization expectations such as anticipated pricing and uptake;
●	Expected patent life and market exclusivity periods; and
●	Other metrics such as the tax rate

The Company’s valuation model calculates the risk-adjusted, net cash flows through the projected period of market exclusivity across target sales regions. The Company uses a discount rate of 15%, based on the assumed cost of capital for the Company over the forecast period.

See “Note 6. Asset acquisition” for further details.

8.	Cash and cash equivalents and financial assets

The Company’s cash and cash equivalents are maintained in the following respective currencies as of December 31, 2021 and 2020:

	As of December 31,
In CHF thousands	2021	2020
Cash and cash equivalents	82,216	160,893
Total	82,216	160,893
By currency
CHF	64,941	152,537
EUR	2,253	4,215
USD	15,022	4,141
Total cash and cash equivalents	82,216	160,893

At the balance sheet dates, Company funds were held in CHF, EUR and USD currencies. As of December 31, 2021 and 2020, funds in EUR and USD were translated into CHF at a rate of 1.045 and 0.923 and 1.095 and 0.891, respectively, for each currency and year.

The following table summarizes the Company’s short-term financial assets as of December 31, 2021 and 2020:

	As of December 31,
In CHF thousands	2021	2020
Short-term financial assets due in 1 year or less	116,000	65,000
Total	116,000	65,000

9.	Prepaid expenses and accrued income

	As of December 31,
In CHF thousands	2021	2020
Prepaid expenses	3,015	3,954
Accrued income	975	1,591
Total	3,990	5,545

The prepaid expenses relate mainly to research contracts with down-payments at contract signature with the related activities to start or continue into 2022 as well as prepayment for our Director and Officer’s insurance coverage.

Accrued income consists of CHF 0.9 million December 31, 2021 associated with our MJFF grants (see “Note 13.2 Grant income”). This amount represents 87% of our total accrued income as of December 31, 2021. As of December 31, 2020, the Company recorded CHF 1.1 million of accrued income associated with our Janssen collaboration. This amount represented 68.1% of our total accrued income as of December 31, 2020.

10.	Other current receivables

	As of December 31,
In CHF thousands	2021	2020
Other current receivable	101	—
Swiss VAT	327	309
Withholding tax	—	20
Total	428	329

The maturity of these assets is less than 3 months. The Company considers the counterparty risk as low and the carrying amount of these receivables is considered to approximate their fair value.

11.	Share capital

As of December 31, 2021 and 2020, the issued share capital amounted to CHF 1,794,013 and CHF 1,538,896, respectively, and is composed of common shares of 83,479,013 and 71,936,738, respectively, and treasury shares of 6,221,617 and 5,000,000, respectively.

The table below summarizes the Company’s capital structure:

			In CHF thousands
	Common shares	Treasury shares	Share capital	Share premium	Treasury shares
December 31, 2019	71,859,431	—	1,437	346,526	—
Issuance of shares – incentive plans, net of RSU expiration and forfeiture	77,307	—	1	364	—
Issuance of shares to be held as treasury shares, net of transaction costs	5,000,000	(5,000,000)	100	—	(100)
December 31, 2020	76,936,738	(5,000,000)	1,538	346,890	(100)
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	—	1,171,543	—	12,097	24
Asset purchase agreement, net of transaction costs	7,106,840	—	142	54,328	—
Conversion of note agreements, net of transaction costs	3,026,634	—	61	16,683	—
Issuance of shares – incentive plans, net of transaction costs	237,258	—	5	1,253	—
Issuance of shares to be held as treasury shares, net of transaction costs	2,393,160	(2,393,160)	48	—	(48)
December 31, 2021	89,700,630	(6,221,617)	1,794	431,251	(124)

The common shares and treasury shares have nominal values of CHF 0.02 per share. All shares have been fully paid. These treasury shares held by the Company are not considered outstanding shares as of December 31, 2021 or 2020. Additionally, 19,632 RSUs either expired or were forfeited in 2020.

Authorized capital

The Company’s authorized capital is depleted as of December 31, 2021.

Conditional share capital for bonds and similar debt instruments

The Company’s share capital may be increased by a maximum aggregate amount of CHF 31,028.26 through the issuance of a maximum of 1,551,413 registered shares, payable in full, each with a nominal value of CHF 0.02 per share, through the exercise of conversion and/or option or warrant rights granted in connection with bonds or similar instruments, issued or to be issued by the Company or by subsidiaries of the Company, including convertible debt instruments.

Conditional share capital for employee benefit plans

The Company’s share capital may be increased by a maximum aggregate amount of CHF 64,577.72 through the issuance of not more than 3,228,886 common shares, payable in full, each with a nominal value of CHF 0.02 per share, by the exercise of options rights that have been granted to employees, consultants, members of the board of directors, or other person providing services to the Company or a subsidiary.

Shelf registration statement

On April 28, 2021, the Company filed a Shelf Registration Statement on Form F-3 (Reg. No. 333-255576) (the “Shelf Registration Statement”) with the SEC. The Shelf Registration Statement was declared effective by the SEC on May 5, 2021.

The Shelf Registration Statement allows the Company to offer and sell, from time to time, up to USD 350,000,000 of common shares, debt securities, warrants, purchase contracts, units, subscription rights or any combination of the foregoing in one or more future public offerings. The terms of any future offering would be determined at the time of the offering and would be subject to market conditions and approval by the Company’s Board of Directors. Any offering of securities covered by the Shelf Registration Statement will be made only by means of a written prospectus and prospectus supplement authorized and filed by the Company.

At the market equity offering

In Q3 2020, AC Immune issued 5,000,000 common shares with a nominal value of CHF 0.02, which became treasury shares. The Company also established an “at the market offering program” (“ATM”) for the sale of up to USD 80.0 (CHF 74.5) million worth of our common shares issued from time to time by entering into an Open Market Sale Agreement (“Sales Agreement”) with Jefferies LLC (“Jefferies”) as the sales agent under a prior registration statement on Form F-3 which expired in Q2 2021.

In Q2 2021, the Company filed a new registration statement on Form F-3 and an accompanying prospectus supplement in order to renew its ATM program. The Company also entered into a second Open Market Sale Agreement (the “new Sales Agreement”) with Jefferies to continue the ATM program.

In Q3, 2021, the Company issued 2,393,160 common shares with a nominal value of CHF 0.02 to be held as treasury shares.

For the year ended December 31, 2021, the Company has sold 1,171,543 common shares previously held as treasury shares pursuant to the new Sales Agreement, raising USD 13.3 (CHF 12.1) million, net of underwriting fees and transaction costs. We paid commissions to Jefferies totaling USD 0.4 (CHF 0.4) million as of December 31, 2021, for share issuances in accordance with our ATM programs.

For the years ended December 31, 2021, 2020 and 2019, the Company has expensed issuance costs of nil, CHF 0.5 million, and nil, respectively, in the consolidated statements of income/(loss).

Convertible note agreement

Concurrently with the Asset Purchase Agreement, the Company entered into two separate Convertible Note Agreements with entities affiliated with each of Athos Service GmbH and First Capital Partner GmbH, both of which entities are shareholders of Affiris. Each Convertible Note Agreement provided for the sale of an unsecured subordinated Convertible Note of the Company with an aggregate principal amount of USD 12.5 (CHF 11.7) million for total net proceeds of USD 25 (CHF 23.5) million.

In Q4 2021, the affiliated entities exercised their options to convert their respective USD 12.5 (CHF 11.7) million notes. As a result of these conversions, 1,513,317 common shares were issued to each Investor, totaling 3,026,634 common shares. The Company recorded an increase to its share capital for the nominal value of its shares and share premium for the difference associated with settlement of this liability. The Company also settled its derivative financial assets, which were embedded conversion features associated with the convertible debt, via an offset to its share premium. These convertible notes and derivative financial assets were fully settled in Q4 and there is no further equity or cash consideration due to the affiliated entities thereunder.

12.	Trade and other payables and accrued expenses

	As of December 31,
In CHF thousands	2021	2020
Trade and other payables	2,003	2,184
Total trade and other payables	2,003	2,184

Accrued research and development costs	10,361	5,298
Accrued payroll expenses	3,562	3,494
Accrued stamp duty	778	—
Accrued liabilities	952	686
Other accrued expenses	1,083	1,607
Total accrued expenses	16,736	11,085

An accrual of CHF 3.7 million was recognized as part of our cost sharing arrangement with Janssen within accrued research and development costs, CHF 2.3 million was recognized for performance-related remuneration within accrued payroll expenses and CHF 0.8 million was recognized as accrued stamp duty for the issuance of shares as part of the Company’s asset acquisition as of December 31, 2021. This compares with nil, CHF 2.1 million and nil recognized respectively for the comparable period.

13.	Contract revenues

For the years ended December 31, 2021, 2020 and 2019, AC Immune generated contract revenues of  nil, CHF 15.4 million and CHF 110.5 million, respectively. For comparability, the Company reclassified nil, CHF 0.3 million and CHF 0.6 million from contract revenues to other income/(expense) for the years ended December 31, 2021, 2020 and 2019, respectively for prior grants from the MJFF.

The following tables provide contract revenue amounts from its LCAs for the years ended December 31, 2021, 2020 and 2019, respectively.

	For the years ended December 31,
In CHF thousands	2021	2020	2019
Lilly	—	14,348	105,662
Genentech	—	—	—
Janssen	—	1,083	1,173
Life Molecular Imaging	—	—	2,206
Biogen	—	—	1,063
Other	—	—	352
Total contract revenue	—	15,431	110,456

Lilly accounted for 93% and 96% of our contract revenues in 2020 and 2019, respectively.

The following table presents changes in the Company’s contract assets and liabilities during the years ended December 31, 2021 and 2020:

In CHF Thousands	Balance at the beginning of the reporting period	Additions	Deductions	Balance at the end of the reporting period
Twelve months ended December 31, 2021:
Accrued income	1,591	1,635	(2,251)	975
Deferred income	306	1,635	(1,224)	717

Twelve months ended December 31, 2020:
Accrued income	1,095	2,354	(1,858)	1,591
Deferred income	4,477	1,467	(5,638)	306

During the years ended December 31, 2021, 2020 and 2019, the Company recognized the following contract revenues as a result of changes in the contract asset and the contract liability balances in the respective periods:

	For the years ended December 31,
In CHF thousands	2021	2020	2019
Revenues recognized in the period from:
Amounts included in the contract liability at the beginning of the period	—	4,477	351
Performance obligations satisfied in previous periods	—	10,000	2,206

13.1	Licensing and collaboration agreements

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

Finally, per the agreement, each party has three representatives on a joint steering committee (JSC). Depending upon the agenda, additional field experts can attend the JSC to provide the technical and scientific contribution required. The JSC meets on a regular basis depending on agreements between the representatives. The JSC is responsible for serving as the forum to (i) discuss, review and approve certain activities by reviewing and discussing the development progress with updates on back-up candidates, (ii) discuss, review and approve all amendments to the global development plan, (iii) periodically discuss and review commercialization of licensed products and (iv) review and approve reports related to development costs among other activities. The JSC is intended to ensure that communication between the parties remains consistent and that the development plan is progressing as intended.

The valuation of each performance obligation involves estimates and assumptions with revenue recognition timing to be determined by either delivery or the provision of services.

The Company used the residual approach to estimate the selling price for the right-of-use license and an expected cost plus margin approach for estimating the research and development activities. The right-of-use license was delivered on the effective date. The research and development activities were delivered over time as the services were performed. For these services, revenue was recognized over time using the input method, based on costs incurred to perform the services, as the level of costs incurred over time is thought to best reflect the transfer of services to Lilly. The Company determined the value of the research and development activities to be CHF 6.9 million and deferred this balance from the effective date. To date, the Company has cumulatively recognized CHF 6.9 million in contract revenue, resulting in no deferred income (contract liability) on the consolidated balance sheets. The remaining CHF 73.1 million from the upfront payment was allocated to the right-of-use license and recognized on the effective date.

At inception of the agreement, none of the clinical, regulatory or commercial milestones had been included in the transaction price, as all milestone amounts were fully constrained. To date, the Company has recognized CHF 40 million from milestone payments triggered in Q3 2019 and Q1 2020 related to the right-of-use license for IP as there were no further constraints related to these milestones. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Lilly and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2021, 2020 and 2019, we have recognized nil, CHF 14.3 million and CHF 105.7 million, respectively from this arrangement.

Anti-Abeta antibody in AD – 2006 agreement with Genentech, a member of the Roche Group

In November 2006, we signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal therapeutic antibody targeting misfolded Abeta. The agreement was amended March 2009, January 2013, May 2014 and May 2015. The agreement also provides for the development of a second therapeutic product for a non-AD indication based on the same intellectual property and anti-Abeta antibody compound. The value of this partnership is potentially greater than USD 340 (CHF 314) million.

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

Genentech commenced a first Phase 3 clinical study in March 2016 for crenezumab (CREAD). In March 2017, Genentech started a second Phase 3 clinical trial (CREAD 2). Since 2013, crenezumab has also been studied in a Phase 2 preventive trial in individuals who carry the PSEN1 E280A autosomal-dominant mutation and do not meet the criteria for mild cognitive impairment due to AD or dementia due to AD and are, thus, in a preclinical phase of AD (autosomal dominant AD (ADAD)). In 2019, Genentech initiated a Tau Positron Emission Tomography (PET) substudy to the ongoing Phase 2 trial in ADAD to evaluate the effect of crenezumab on Tau burden, which may also increase the understanding of disease progression in the preclinical stage of ADAD.

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

At execution of the agreement, the transaction price included the upfront consideration received of USD 25 (CHF 31.6) million. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestone payments since inception, totaling USD 40 (CHF 38.2) million. The Company could receive greater than USD 275 (CHF 254) million or more for further regulatory milestones for this exclusive, worldwide alliance. In assessing that future regulatory milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to royalties will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

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

Crenezumab continues to be studied in the Phase 2 preventive trial, which began in 2013 in Colombia, of cognitively healthy individuals who carry the PSEN1 E280A autosomal-dominant mutation and are in a preclinical phase of ADAD. This study will determine if treating people carrying this mutation with crenezumab prior to the onset of AD symptoms will slow or prevent the decline of cognitive and functional abilities.

For the years ended December 31, 2021, 2020 and 2019, we have recognized no revenues from this arrangement.

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

On August 31, 2021 the Company reported that Genentech had informed the Company that the Lauriet study had met one of its co-primary endpoints, ADAS-Cog 11. The second co-primary endpoint, ADCS-ADL, was not met. Safety data showed that semorinemab was well tolerated with an acceptable safety profile and no unanticipated safety signals. On November 10, 2021, the Company reported that Genentech had presented the full top-line data from the Lauriet study during a late-breaking session at the 14th Clinical Trials on Alzheimer’s Disease conference.

For the years ended December 31, 2021, 2020 and 2019, we have recognized no revenues from this arrangement, respectively.

Tau vaccine in AD – 2014 agreement with Janssen Pharmaceuticals, Inc.

In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc. (Janssen) one of The Janssen Pharmaceutical Companies of Johnson & Johnson, to develop and commercialize therapeutic anti-Tau vaccines for the treatment of AD and potentially other Tauopathies. The value of this collaboration is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the high-single digits to the mid-teens for the phospho-tau vaccine program. In April 2016, July 2017, January 2019 and November 2019, the companies entered into the first, second, third and fourth amendments, respectively. These amendments allow for the alignment of certain payment and activity provisions with the Development Plan and Research Plan activities. We and Janssen are co-developing the second-generation lead therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a completion. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the second-generation vaccines.

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

At execution of the agreement, the transaction price included only the upfront consideration received of CHF 25.9 million. At inception, none of the clinical, regulatory or commercial milestones has been included in the transaction price, as all milestone amounts were fully constrained. The Company did receive a payment of CHF 4.9 million for reaching a clinical milestone in the first Phase 1b study in May 2016. The Company could also receive up to more than CHF 458 million in clinical, regulatory and commercial milestones as well as tiered, high-single digits to mid-teen royalties on aggregate net sales for the phospho-tau vaccine program. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Janssen and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2021, 2020 and 2019, we have recognized  nil , CHF 1.1 million and CHF 1.2 million, respectively from this arrangement.

Tau-PET imaging agent  –2014 agreement with Life Molecular Imaging (LMI) (formerly Piramal Imaging SA)

In May 2014, we entered into an agreement, our first diagnostic partnership, with LMI, the former Piramal Imaging SA. The partnership with LMI is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein PET tracers supporting the early diagnosis and clinical management of AD and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 160 (CHF 167) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low-teens. LMI may terminate the LCA at any time by providing 3 months’ notice to us.

In connection with this agreement, AC Immune received a payment of EUR 500 (CHF 664) thousand, which was fully recognized in 2015. In Q1 2017, we recorded a milestone payment of EUR 1 (CHF 1.1) million related to the initiation of “Part B” of the first-in-man Phase 1 study. In Q3 2019, the Company recognized EUR 2 (CHF 2.2) million in connection with the initiation of a Phase 2 trial of Tau-PET tracer in patients with mild cognitive impairment and mild–to-moderate AD in comparison with non-demented control participants. The Company is eligible to receive variable consideration related to the achievement of certain clinical milestones totaling EUR 8 (CHF 8) million should the compound make it through Phase 3 clinical studies. We are also eligible to receive potential regulatory and sales-based milestones totaling EUR 148 (CHF 155) million. Finally, the Company is eligible for royalties from the mid-single digits to low-teens.

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

For the years ended December 31, 2021, 2020 and 2019, the Company has recognized nil, nil  and CHF 2.2 million, respectively, from this arrangement.

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

For the years ended December 31, 2021, 2020 and 2019, the Company has recognized nil, nil and CHF 1.1 million, respectively, from this arrangement. This collaboration ended in April 2019.

13.2	Grant income

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

In May 2020, the Company, as part of a joint arrangement with Skåne University Hospital (Skåne) in Sweden, was awarded a USD 3.2 (CHF 3.0) million grant from the MJFF’s Ken Griffin Alpha-synuclein Imaging Competition. As part of this grant, AC Immune is eligible to receive USD 2.5 (CHF 2.3) million directly from the MJFF. Skåne will receive USD 0.7 (CHF 0.7) million of the total grant directly from the MJFF over two years to conduct and support the clinical arm of the project.

The MJFF expects that AC Immune and Skåne will complete tasks according to the agreed timelines. AC Immune’s funding is variable depending on the satisfactory achievement of these specific tasks within a specific period of time.

In December 2021, the Company announced that it had been awarded two grants totaling USD 1.5 (CHF 1.4) million to advance small molecule PD programs. One award will support an existing early-stage program to develop small molecules that can prevent intracellular aggregation and spreading of a-syn. The other award will fund research on the therapeutic potential of chemically and mechanistically novel, brain penetrant small molecule inhibitors of NLRP3 inflammasome activation for the treatment of PD.

For the years ended December 31, 2021, 2020 and 2019, the Company has recognized CHF 1.1 million, CHF 1.3 million and CHF 0.6 million, respectively, from its MJFF grants. As of December 31, 2021, the Company recorded CHF 0.9 million in accrued income and CHF 0.6 million in deferred income, respectively.

Grant from the Target ALS Foundation

In Q1 2021, AC Immune was awarded a USD 0.3 (CHF 0.2) million grant from the Target ALS Foundation (“Target ALS”). This grant funds a collaboration between the Company and the Investigators at the Healey Center for ALS at Massachusetts General Hospital (“MGH”) to accelerate the development of the Company’s proprietary immunoassays to detect disease-associated forms of TDP-43 in CSF and blood samples.

For the years ended December 31, 2021, 2020 and 2019, the Company recognized CHF 0.1 million, nil and nil in grant income, respectively. As of December 31, 2021, the Company recorded CHF 0.1 million in accrued income and CHF 0.1 million in deferred income, respectively.

14.	Expenses by category

Research and Development

	For the Years Ended December 31,
In CHF thousands	2021	2020	2019
Operating expenses	44,289	43,787	37,465
Payroll expenses	16,465	14,424	12,382
Share-based compensation	1,528	1,276	585
Total research and development expenses	62,282	59,487	50,432

For the year ended December 31, 2021, 2020 and 2019, the Company incurred CHF 62.3 million, CHF 59.5 million and CHF 50.4 million in research and development expenses, respectively. These increases are predominantly driven by increases in investments in our research and development projects, reallocation of certain IT and facilities expenditures and annualization of prior year full-time equivalent (FTEs) hiring.

For the years ended December 31, 2021, 2020 and 2019, the Company had 108.6, 115.3 and 102.7 FTEs in research and development.

General and administrative

	For the Years Ended December 31,
In CHF thousands	2021	2020	2019
Operating expenses	7,031	7,471	6,637
Payroll expenses	8,281	8,274	7,172
Share-based compensation	2,598	2,812	2,249
Total general and administrative expenses	17,910	18,557	16,058

For the years ended December 31, 2021, 2020 and 2019, the Company incurred CHF 17.9 million, CHF 18.6 million and CHF 16.1 million in general and administrative expenses, respectively. The decrease in 2021 compared with the prior year relates to the reallocation of certain IT and facilities expenditures that were not reclassified in the prior years.

For the years ended December 31, 2021, 2020 and 2019, the Company had 27.3, 26.7 and 24.1 FTEs within its general and administrative functions.

Financial result, net

	For the Years Ended December 31,
In CHF thousands	2021	2020	2019
Financial income	6,485	78	303
Financial expense	(581)	(184)	(1,926)
Change in fair value of conversion feature	—	—	4,542
Exchange differences	113	(555)	(2,013)
Finance result, net	6,017	(661)	906

Our financial income and expense primarily consist of a gain on the fair value of our derivative financial asset associated with two convertible notes sold to certain Affiris affiliated entities and interest expense associated with our lease liabilities and short-term financial assets.

For the year ended December 31, 2021, the increase in financial result, net related primarily to a CHF 6.5 million gain on the conversion features related to the Company’s convertible notes due to certain Affiris affiliated entities as a result of fair value remeasurements.

Related to the Company’s convertible note settled with Lilly in 2019, we recorded CHF 1.4 million for amortization of effective interest for the year ended December 31, 2019 within financial expenses and recognized a CHF 4.5 million gain for the change in fair value of the liability related to the conversion feature. There were no comparable expenses or gains in 2021 nor 2020.

15.	Related-party transactions

Board of director and executive management compensation

For key management, including the board of directors (eight individuals excluding the CEO) and the executive management (six individuals including the CEO), compensation was as follows:

	For the years ended December 31,
In CHF thousands	2021	2020	2019
Short-term employee benefits	4,403	3,497	3,526
Post-employment benefits	266	214	215
Share-based compensation	2,997	2,578	2,155
Total	7,666	6,289	5,896

16.	Income taxes

The Group recognized less than CHF 0.1 million, nil and nil in income taxes and no deferred tax asset or liability positions for the years ended December 31, 2021, 2020, and 2019, respectively. The Group’s expected tax expense for each year is based on the applicable tax rates in each jurisdiction. In 2021, these rates ranged from 13.6% to 32.9% (13.6% for 2020 and 2019, respectively) in the Group’s respective tax jurisdictions. The weighted average tax rate applicable to the Group was 13.6% (13.6% for 2020 and 2019, respectively). The variance relates to the establishment of AC Immune USA, Inc. in 2021.

The Group’s income tax expense for each year can be reconciled to loss before tax as follows:

	For the Years Ended December 31,
In CHF thousands	2021	2020	2019
Income/(loss) before income tax	(72,993)	(61,921)	45,442
Tax (benefit)/expense calculated at the domestic rates applicable in the respective countries	(9,930)	(8,441)	6,194
(Income not subject to tax)/expenses not deductible for tax purposes	(375)	462	(62)
Effect of unused tax losses and tax offsets not recognized as deferred tax assets	10,308	7,979	(6,132)
Effective income tax rate (benefit)/expense	3	—	—

The Swiss tax rate used for the 2021 reconciliations is the corporate tax rate of 13.6% (13.6% in 2020 and 2019, respectively) payable by corporate entities in the Canton of Vaud, Switzerland on taxable profits under tax law in that jurisdiction.

The below table details the total unrecognized deductible temporary differences, unused tax losses and unused tax credits:

	As of December 31,
In CHF thousands	2021	2020	2019
Unrecognized deductible temporary differences, unused tax losses and unused tax credits
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:
Tax losses	197,152	121,948	64,125
Deductible temporary differences related to:
Right-of-use assets and lease liabilities, net	—	—	—
Retirement benefit plan	7,098	7,464	7,485
Total	204,250	129,412	71,610

The following table details the tax losses carry forwards of the Company and their respective expiry dates:

	As of December 31,
In CHF thousands	2021	2020	2019
Tax losses split by expiry date:
December 31, 2024	15,231	15,231	15,231
December 31, 2025	48,894	48,894	48,894
December 31, 2026	—	—	—
December 31, 2027	57,824	57,824	—
December 31, 2028	75,204	—	—
Total unrecorded tax loss carryforwards	197,153	121,949	64,125

The tax losses available for future offset against taxable profits have increased by CHF 75.2 million from 2020, representing the amount of tax losses that are additionally available as an offset, subject to expiration as disclosed in the table above, against future taxable income.

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

This plan is governed by the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG), which requires contributions to be made to a separately administered fund. The fund has the legal form of a foundation and it is governed by a board of trustees, which consists of an equal number of employer and employee representatives of its members. The board of trustees is responsible for the administration of the plan assets and for the definition of the investment strategy. The Company has no direct influence on the investment strategy of the foundation board.

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

The pension plan is exposed to Swiss inflation, interest rate risks and changes in the life expectancy for pensioners. For accounting purposes under IFRS, the plan is treated as a defined benefit plan in accordance with IAS 19.

As of January 1, 2019, the Company changed from a fully insured plan to a plan for which the Company now bears investment and old age risks. The new plan has a higher statutory coverage ratio, which led to an increase in plan assets of 10% (CHF 1.2 million) for the year ended December 31, 2019. The increase is presented in Table B as part of the line “Return on plan assets excluding interest income.”

The following table sets forth the status of the defined benefit pension plan and the amount that is recognized in the consolidated balance sheets:

	As of December 31,
In CHF thousands	2021	2020	2019
Defined benefit obligation	(33,889)	(30,213)	(26,624)
Fair value of plan assets	26,791	22,749	19,139
Total liability	(7,098)	(7,464)	(7,485)

The following amounts have been recorded as net pension cost in the consolidated statements of income/(loss):

	For the Years Ended December 31,
In CHF thousands	2021	2020	2019
Service cost	1,648	1,626	1,313
Interest cost	79	71	195
Interest income	(48)	(42)	(133)
Net pension cost	1,679	1,655	1,375

The changes in defined benefit obligation, fair value of plan assets and unrecognized gains/(losses) are as follows.

A.	Change in defined benefit obligation

	For the Years Ended December 31,
In CHF thousands	2021	2020	2019
Defined benefit obligation as of January 1	(30,213)	(26,624)	(17,942)
Service cost	(1,648)	(1,626)	(1,313)
Interest cost	(79)	(71)	(195)
Change in demographic assumptions	—	1,428	1,138
Change in financial assumptions	156	(71)	(2,171)
Change in experience assumptions	(252)	(931)	(2,003)
Benefits deposited	(894)	(1,467)	(3,382)
Employees’ contributions	(959)	(851)	(756)
Defined benefit obligation as of December 31	(33,889)	(30,213)	(26,624)

B.	Change in fair value of plan assets

	For the Years Ended December 31,
In CHF thousands	2021	2020	2019
Fair value of plan assets as of January 1	22,749	19,139	12,277
Interest income	48	42	133
Employees’ contributions	959	851	756
Employer’s contributions	1,089	950	859
Benefits deposited	894	1,467	3,382
Return on plan assets excluding interest income	1,052	300	1,732
Fair value of plan assets as of December 31	26,791	22,749	19,139

Expected contributions by the employer to be paid to the post-employment benefit plans during the annual period beginning after the end of the reporting period amount to approximately CHF 1.0 million.

C.	Change in net defined benefit liability

	For the Years Ended December 31,
In CHF thousands	2021	2020	2019
Net defined benefit liabilities as of January 1	7,464	7,485	5,665
Net pension cost through statement of income/(loss)	1,679	1,655	1,375
Remeasurement through other comprehensive income/(loss)	(956)	(726)	1,304
Employer’s contribution	(1,089)	(950)	(859)
Net defined benefit liabilities as of December 31	7,098	7,464	7,485

D.	Other comprehensive gains/(losses)

	For the Years Ended December 31,
In CHF thousands	2021	2020	2019
Effect of changes in demographic assumptions	—	1,428	1,138
Effect of changes in financial assumptions	156	(71)	(2,171)
Effect of changes in experience assumptions	(252)	(931)	(2,003)
Return on plan assets excluding interest income	1,052	300	1,732
Total other comprehensive gain/(loss)	956	726	(1,304)

The fair value of the plan assets is the cash surrender value of the insurance with the insurance company (AXA). The investment strategy defined by the board of trustees follows a conservative profile.

The plan assets are primarily held within instruments with quoted market prices in an active market, with the exception of real estate and mortgages.

The weighted-average duration of the defined benefit obligation is 17.1 years and 17.6 years as of December 31, 2021 and 2020, respectively.

The actuarial assumptions used for the calculation of the pension cost and the defined benefit obligation of the defined benefit pension plan for the years ended December 31, 2021, 2020 and 2019, respectively, are as follows:

	For the Years Ended December 31,
	2021	2020	2019
Discount rate	0.30%	0.20%	0.20%
Rate of future increase in compensations	1.75%	1.75%	1.75%
Rate of future increase in current pensions	0.00%	0.00%	0.00%
Interest rate on retirement savings capital	0.75%	0.50%	0.50%
Mortality and disability rates	BVG 2020-CMI	BVG 2020-CMI	BVG 2015-CMI

In defining the benefits, the minimum requirements of the Swiss BVG and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits.

A quantitative sensitivity analysis for significant assumptions as of December 31, 2021 is shown below:

	Discount rate		Future salary increase		Future pension cost		Interest rate on savings capital
Assumptions	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	In CHF thousands
Potential defined benefit obligation	31,190	37,006	34,578	33,176	35,497	32,435	34,822	33,007
Decrease/(increase) from actual defined benefit obligation	2,699	(3,117)	(689)	713	(1,608)	1,454	(933)	882

A quantitative sensitivity analysis for significant assumptions as of December 31, 2020 is shown below:

	Discount rate		Future salary increase		Future pension cost		Interest rate on savings capital
Assumptions	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
	in CHF thousands
Potential defined benefit obligation	27,740	33,080	30,912	29,519	31,652	28,916	31,070	29,405
Decrease/(increase) from actual defined benefit obligation	2,473	(2,867)	(699)	694	(1,439)	1,297	(857)	808

The sensitivity analyses above are subject to limitations and have been determined based on a method that extrapolates the impact on net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

18.	Share-based compensation

Share-based option awards

Through the year ended December 31, 2021, there are equity-based instruments outstanding that the Company has granted under four different plans.

The Company’s 2016 Share Option and Incentive Plan (SOIP) was approved by the shareholders at the ordinary shareholders’ meeting in November 2016. The 2016 Plan authorizes the grant of incentive and non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, performance share awards, performance-based awards to covered employees and dividend equivalent rights. The Company only grants equity-based instruments from the SOIP as of December 31, 2021.

The following table summarizes equity-settled share option grants for plans that existed during the period:

PLAN	Number of options awarded (since inception)	Vesting conditions	Contractual life of options
Share option plan C1	6,775,250	4 years’ service from grant date	10 years
2016 SOIP:
Executives and directors	2,643,984	1 year, 3 year and 4 years’ service from the date of grant, quarterly and annually	10 years
Employees	1,354,431	4 years’ service from the date of grant, annually	10 years

The number and weighted-average exercise prices (in CHF) of options under the share option programs for Plans C1 and the 2016 SOIP are as follows:

	Number of options	Weighted- average exercise price (CHF)	Weighted- average remaining term (years)
Outstanding at January 1, 2019	1,618,856	4.25	6.3
Forfeited during the year	(73,699)	6.71	—
Exercised during the year	(616,833)	0.15	—
Granted during the year	1,053,305	5.24	—
Outstanding at December 31, 2019	1,981,629	5.93	8.3
Exercisable at December 31, 2019	602,218	4.94	6.5
Outstanding at January 1, 2020	1,981,629	5.93	8.3
Forfeited during the year	(53,591)	6.03	—
Expired during the year	(26,729)	4.38	—
Exercised during the year	(73,669)	2.00	—
Granted during the year	1,073,027	6.29	—
Outstanding at December 31, 2020	2,900,667	5.90	8.2
Exercisable at December 31, 2020	1,099,015	5.49	7.0
Outstanding at January 1, 2021	2,900,667	5.90	8.2
Forfeited during the year	(207,331)	6.13	—
Exercised during the year	(218,561)	4.97	—
Granted during the year	1,110,914	6.34	—
Outstanding at December 31, 2021	3,585,689	6.21	7.8
Exercisable at December 31, 2021	1,613,242	6.13	6.8

The outstanding stock options as of December 31, 2021 have the following range of exercise prices:

	Total options	Range of expiration dates
Range of exercise prices
CHF 0.15	208,125	2022–2026
CHF 9.53	223,646	2027
USD 5.04 to USD 12.30	3,153,918	2028–2031
Total outstanding options	3,585,689

The weighted-average exercise price for options granted in 2021, 2020 and 2019 is USD 6.95 (CHF 6.34), USD 7.11 (CHF 6.29) and USD 5.41 (CHF 5.24), respectively. The range of exercise prices for outstanding options was CHF 0.15 to CHF 9.53 for awards previously granted in CHF (prior to 2018) and USD 5.04 to USD 12.30 for awards granted in USD as of December 31, 2021.

Prior to the IPO, the exercise price was set by the board of directors. The volatility is based on the historical trend of an appropriate sample of companies operating in the pharmaceutical and biopharmaceutical industries. The risk-free interest rate is based on the CHF swap rate for the expected life of the option. The weighted-average share price of common share options exercised in 2021 is USD 7.26 (CHF 6.62).

The weighted-average grant date fair values of the options granted in 2021, 2020 and 2019 are USD 5.23 (CHF 4.78), USD 5.25 (CHF 4.65) and USD 3.71 (CHF 3.59), respectively. The following table illustrates the weighted-average assumptions for the Black-Scholes option-pricing model used in determining the fair value of these awards:

	For the Years Ended December 31,
	2021	2020	2019
Exercise price (USD)	5.31-7.72	5.04-9.16	5.15-5.54
Share price (weighted average)	6.95	7.11	5.41
Risk-free interest rate	0%	0%	0%
Expected volatility	80%	80%	80%
Expected term (in years)	5.1-6	5.5-6	5.5-6
Dividend yield	—	—	—

Restricted share awards

A summary of non-vested share awards (restricted share and restricted share units) activity as of December 31, 2021 and changes during the year then ended is presented below:

Grantee type	Number of non-vested share awards granted	Vesting conditions	Contractual life of non- vested share awards
Restricted share units
Directors	83,864	1 year service from date of grant, annually	10 years
Executives	110,839	4 years’ service from the date of grant, quarterly	10 years

	Number of non-vested shares	Weighted- average grant date fair value (CHF)
Non-vested at January 1, 2019	109,041	9.51
Forfeited during the year	—	—
Granted during the year	—	—
Vested during the year	(66,278)	9.51
Non-vested at December 31, 2019	42,763	9.52
Vested and exercisable at December 31, 2019	130,290	9.58
Non-vested at December 31, 2019	42,763	9.52
Forfeited during the year	(11,828)	9.47
Expired during the year	(7,804)	9.52
Exercised during the year	(84,638)	9.51
Granted during the year	—	—
Vested during the year	(23,269)	9.52
Non-vested at December 31, 2020	19,494	9.51
Vested and exercisable at December 31, 2020	49,289	9.47
Non-vested at December 31, 2020	19,494	9.51
Exercised during the year	(2,471)	9.46
Vested during the year	(18,697)	9.52
Non-vested at December 31, 2021	797	9.41
Vested and exercisable at December 31, 2021	65,515	9.48

The Company did not grant restricted share awards in 2021, 2020 or 2019, respectively. The weighted-average grant date fair values of the remaining non-vested share awards as of the respective year end (restricted shares and restricted share units) was CHF 9.41, CHF 9.51 and CHF 9.52 for the years ended December 31, 2021, 2020 and 2019, respectively. These fair values of non-vested share awards granted have been determined using a reasonable estimate of market value of the common shares on the date of the award.

The expense charged against the income statement was CHF 4.1 million, CHF 4.1 million and CHF 2.8 million for the years ended December 31, 2021, 2020 and 2019, respectively. The expense is revised by the Company based on the number of instruments that are expected to become exercisable.

19.	Commitments and contingencies

In the normal course of business, we conduct product research and development programs through collaborative programs that include, among others, arrangements with universities, contract research organizations and clinical research sites. We have contractual arrangements with these organizations. As of December 31, 2021, external research projects included in the schedule below for 2022 total CHF 19.4 million that have been committed.

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

	As of December 31,
In CHF thousands	2021	2020
Within 1 year	19,785	25,072
Between 1 and 3 years	3,620	8,885
Between 3 and 5 years	243	341
More than 5 years	51	57
Total	23,699	34,355

20.	Earnings per share

	For the Years Ended December 31,
In CHF thousands, except for share and per share data	2021	2020	2019
Basic income/(loss) per share (EPS):
Numerator:
Net income/(loss) attributable to equity holders of the Company	(72,996)	(61,921)	45,442
Denominator:
Weighted-average number of shares outstanding to equity holders	74,951,833	71,900,212	70,603,611
Basic income/(loss) for the period attributable to equity holders	(0.97)	(0.86)	0.64

Diluted income/(loss) per share (EPS):
Numerator:
Net income/(loss) attributable to equity holders of the Company	(72,996)	(61,921)	45,442
Denominator:
Weighted-average number of shares outstanding to equity holders	74,951,833	71,900,212	70,603,611
Effect of dilutive securities from equity incentive plans	—	—	499,730
Weighted-average number of shares outstanding – diluted to equity holders	74,951,833	71,900,212	71,103,341
Diluted income/(loss) for the period attributable to equity holders	(0.97)	(0.86)	0.64

In periods for which we have a loss, basic net loss per share is the same as diluted net loss per share. We have excluded from our calculation of diluted loss per share all potentially dilutive in-the-money (i) share options, (ii) non-vested restricted share awards and (iii) shares that were issued upon conversion of two different convertible notes as their inclusion would have been anti-dilutive. Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	As of December 31,
	2021	2020	2019
Share options issued and outstanding (in-the-money)	1,140,388	412,191	1,081,836
Restricted share awards subject to future vesting	6,264	28,418	—
Convertible shares	41,461	—	911,261
Total	1,188,113	440,609	1,993,097

21.	Financial instruments and risk management

The Company’s activities expose it to the following financial risks: market risk (foreign exchange and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The following table shows the carrying amounts of financial assets and financial liabilities:

	As of December 31,
In CHF thousands	2021	2020
Financial assets
Right-of-use assets	2,914	2,223
Long-term financial assets	363	334
Other current receivables	428	329
Short-term financial assets	116,000	65,000
Cash and cash equivalents	82,216	160,893
Total financial assets	201,921	228,779

	As of December 31,
In CHF thousands	2021	2020
Financial liabilities
Long-term lease liabilities	2,340	1,780
Trade and other payables	2,003	2,184
Accrued expenses	16,736	11,085
Short-term lease liabilities	570	443
Total financial liabilities	21,649	15,492

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has a policy of matching its cash holdings to the currency structure of its expenses, which means that the Company holds predominately CHF, with lesser balances of EUR and USD (see “Note 8. Cash and cash equivalents and financial assets”). The Company recognized a loss of CHF 0.1 million, CHF 0.7 million and CHF 0.8 million for the years ended December 31, 2021, 2020 and 2019, respectively, within “Finance result, net.”

As of December 31, 2021, if the CHF had strengthened/weakened by 10% against the EUR and the USD with all other variables held constant, the net loss for the period would have been lower/higher by CHF 1.7 million (2020: CHF 0.8 million), mainly as a result of foreign exchange gains/losses on predominantly EUR/USD denominated cash and cash equivalents and short-term financial assets.

Interest rates

The Company’s CHF cash holdings (inclusive of those held in short-term financial assets) are subject to negative interest rates at certain counterparty thresholds. As of December 31, 2021 if the interest rates charged by the counterparties had increased/decreased by 10%, the net income for the period would have been higher/lower by less than CHF 0.2 million. Interest income and interest expense are recorded within finance results, net in our consolidated statements of income/(loss).

Credit risk

The Company maintains a formal treasury risk and investment management policy to limit counterparty credit risk. As of December 31, 2021, the Company’s cash and cash equivalents and short-term financial assets are held with five financial institutions, each with a high credit rating ranging from A- to A+ assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Trade and other receivables are fully performing, not past due and not impaired (see “Note 8. Cash and cash equivalents and financial assets” and “Note 10. Other current receivables”).

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

The Company’s approach of managing liquidity is to ensure sufficient cash to meet its liabilities when due. Therefore, management closely monitors the cash position on rolling forecasts based on expected cash flow to enable the Company to finance its operations for at least 18 months. The Company has CHF 2.0 million in trade and other payables, which are due within 12 months from the reporting date. Finally, as it relates to the Company’s lease liabilities please see “Note 5. Right-of-use assets and lease liabilities” for detail of when corresponding lease liabilities are due.

22.	Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to preserve the capital on the required statutory level in order to succeed in developing a cure against (i) AD, (ii) focused non-Alzheimer’s neurodegenerative diseases including NeuroOrphan indications and (iii) diagnostics.

23.	Subsequent events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these consolidated financial statements, for appropriate accounting and disclosures. The Company has determined that there were no other such events that warrant disclosure or recognition in these consolidated financial statements.