Form 20-F
period 2022-12-31
AC Immune SA
filed 2023-03-16
CIK 1651625

,

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Common shares: 83,620,364

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report

☒ Yes ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b).

☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F (the “Annual Report”) to “AC Immune,” “ACIU,” “Company,” “we,” “our,” “ours,” “us” or similar terms refer to AC Immune SA together with its subsidiary. The Company owns various registered and unregistered trademarks, for some of which protection has been obtained or is being sought, including Morphomer™, SupraAntigen® and its corporate name, logo and Nasdaq Global Market symbol. All other trademarks, trade names and service marks of other companies appearing in this Annual Report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report may be referred to without the respective ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. The Company does not intend to use or display other companies’ trademarks and/or trade names to imply a relationship with, or endorsement or sponsorship of the Company by, any other companies.

Financial statements

Our consolidated financial statements are presented in Swiss Francs and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). None of the consolidated financial statements was prepared in accordance with generally accepted accounting principles in the United States (U.S.). The terms “dollar” and “USD” refer to U.S. dollars, and the terms “Swiss Franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions, and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key information—D. Risk factors” in this Annual Report. These risks and uncertainties include multiple factors:

●	the success of our and our collaboration partners’ clinical studies, and our and their ability to obtain and maintain regulatory approval and to commercialize our vaccines (ACI-35.030, ACI-24.060 and ACI-7104.056), monoclonal antibodies (semorinemab and crenezumab) and diagnostics (Tau-PET tracer PI-2620 and a-syn PET tracer ACI-12589) and to a lesser extent our preclinical candidates;
●	the preclinical and clinical safety, efficacy and utility of our product candidates;
●	the ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;
●	our plans to research, develop and commercialize our product candidates;
●	the identification of serious adverse, undesirable or unacceptable side effects related to our product candidates;

●	our ability to maintain our current strategic relationships with our collaboration partners;
●	our ability to protect and maintain our, and not infringe on third parties’, intellectual property rights throughout the world;
●	our ability to raise capital when needed in order to continue our product development programs or commercialization efforts;
●	our ability to attract and retain qualified employees and key personnel;
●	the acceptance by the Food and Drug Administration (FDA) and applicable foreign regulatory authorities of data from studies that we and our collaboration partners conduct within and outside the U.S. now and in the future;
●	our foreign private issuer (FPI) status, the loss of which would require us to comply with the Exchange Act’s domestic reporting regime, and cause us to incur significant legal, accounting and other expenses;
●	our incorporation in Switzerland, the laws of which govern our corporate affairs and may differ from those applicable to companies incorporated in the U.S.; and
●	the other risk factors discussed under “Item 3. Key information—D. Risk factors.”

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.Directors and senior management

Not applicable.

B.Advisers

Not applicable.

C.Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.Offer statistics

Not applicable.

B.Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.[Reserved]

B.Capitalization and indebtedness

Not applicable.

C.Reasons for the offer and use of proceeds

Not applicable.

D.Risk factors

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

The below provides a summary of our principal risk factors:

Risks related to our business:

●	We depend heavily on the success of our clinical and, to a lesser extent, preclinical products:

a.	Our ability to generate product revenues, which we do not expect to occur for several years, will depend on clinical and regulatory success which have low probabilities of success in the central nervous system (CNS) space in which we operate.
●	Results of early preclinical and clinical studies may not be predictive of future results:
a.	Products that show positive or timely preclinical or early clinical results may not show sufficient safety or efficacy in later-stage clinical studies and therefore may fail to obtain regulatory approvals.
●	Our products may not gain market acceptance or may be preempted by competitors:
a.	Even if our products obtain regulatory approval, they may not be accepted by healthcare providers, patients or the medical community.
b.	Our success is dependent on the ability to discover, develop and obtain marketing approval for our products. We face and will continue to face intense competition from a variety of businesses, including large fully integrated biopharmaceutical and pharmaceutical companies and others that may have greater financial, technical and human resources.
c.	A competitor may enter with a generic of an approved innovator product.
●	We may not be successful in using and expanding our Morphomer and SupraAntigen proprietary technology platforms.
●	We operate in highly competitive and rapidly changing industries, which may result in others discovering, developing or commercializing competing products before or more successfully than we do.
●	Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel including members of our Executive Committee.

Risks related to our relationships with third parties:

●	If we fail to maintain, or realize the benefits from, our current strategic relationships with our current and potential future license and collaboration partners our financial condition may be materially adversely affected.
●	We may seek to form additional strategic alliances in the future with respect to our product candidates, and if we do not realize the benefits of such alliances, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.
●	Our collaboration agreements may make us an attractive acquisition target under certain circumstances.

Risks related to intellectual property:

●	We or our licensing or collaboration partners may not have sufficient patent terms to protect our products and business effectively which may adversely affect our product sales and technology development.
●	If we fail to comply with the obligations to obtain and maintain patent protection such as compliance with intellectual property agreements, including those under which we license intellectual property and other rights to or from third parties, or otherwise experience disruptions to our business relationships with our licensees, our licensors and collaboration partners, we could lose intellectual property rights that are important to our business.
●	We may be subject to claims challenging the inventorship of our patents and other intellectual property.

Risks related to our financial condition and capital requirements:

●	We are a clinical stage biopharmaceutical company with a history of losses. We anticipate incurring losses for the foreseeable future. As such, if we fail to obtain additional funding via product revenues, license and collaboration agreements, equity offerings or other forms of financing, we may need to delay, reduce or eliminate certain of our product development programs.
●	If we fail to obtain additional funding, we may delay, reduce or eliminate our product development programs or commercialization efforts.

Risks related to the regulatory environment:

●	We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.
●	Even if we obtain regulatory approvals in one jurisdiction, we may not be able to obtain approval in other jurisdictions. Additionally, we will be subject to ongoing obligations and review which may result in significant additional expense.
●	We have conducted and may in the future conduct clinical studies for our product candidates outside the U.S., and the FDA and applicable foreign regulatory authorities may not accept data from such studies.
●	Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

Risks related to our common shares:

●	We have limited free float in our common shares which may have a negative impact on the liquidity and market price of our common shares.
●	Certain of our existing shareholders exercise significant control over us, and your or other shareholders’ interests may conflict with the interests of such shareholders.
●	We are a Swiss corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.
●	We are an FPI and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
●	As an FPI, and as permitted by the listing requirements of Nasdaq, we rely on certain home country governance practices rather than the corporate governance requirements of Nasdaq. Should we lose our FPI status, we would be required to comply with the Exchange Act’s domestic reporting regime, which would cause us to incur significant legal, accounting and other expenses.
●	We were likely a passive foreign investment company (PFIC) for our 2022 taxable year and we may be a PFIC for 2023 or future taxable years. If we are a PFIC for any taxable year during which a U.S. investor owns our common shares, the investor generally will be subject to adverse U.S. federal income tax consequences.

Risks related to our business

We depend heavily on the success of our clinical and, to a lesser extent, preclinical products. Our clinical product candidates include our vaccines (ACI-35.030, ACI-24.060 and ACI-7104.056), monoclonal antibodies (semorinemab and crenezumab) and diagnostics (Tau-PET tracer PI-2620 and a-syn PET tracer ACI-12589). If our clinical studies are unsuccessful, if we or our collaboration partners do not obtain regulatory approval or if we or our collaboration partners are unable to commercialize our vaccines (ACI-35.030, ACI-24.060 and ACI-7104.056), monoclonal antibodies (semorinemab and crenezumab) and diagnostics (Tau-PET tracer PI-2620 and a-syn PET tracer ACI-12589), or if we experience significant delays in doing so, our business, financial condition and results of operations will be materially adversely affected.

We currently have no products approved for sale and have invested a significant portion of our efforts and financial resources in the development of our vaccines (ACI-35.030, ACI-24.060 and ACI-7104.056), monoclonal antibodies (semorinemab and crenezumab) and diagnostics (Tau-PET tracer PI-2620 and a-syn PET tracer ACI-12589), all of which are in clinical development as well as other preclinical candidates such as our small molecule programs including therapeutics (Morphomer Tau), our TDP-43 antibody, Morphomer a-syn and inflammasome. Our ability to generate product revenues, which we do not expect will occur for at least the next several years, if ever, will depend heavily on successful clinical development, obtaining regulatory approval and eventual commercialization of these product candidates. In this regard, we rely heavily on our collaboration partners for clinical development of certain of our product candidates, and they may choose to discontinue the clinical development process in certain cases. In addition, we currently generate no revenues from sales of any drugs or diagnostics, and we may never be able to develop or commercialize a marketable drug or diagnostic. The success of our current and future product candidates will depend on several factors, including, but not limited to, the following:

●	completing preclinical and clinical studies that demonstrate the efficacy, safety and clinical utility of our preclinical and clinical product candidates;
●	receiving marketing approvals from applicable regulatory authorities;
●	establishing commercial manufacturing capabilities;
●	launching commercial sales, marketing and distribution operations;
●	acceptance of our product candidates by patients, the medical community and third-party payors;
●	a continued acceptable safety profile following approval;
●	competing effectively with other therapies or diagnostic approaches; and
●	obtaining, maintaining, enforcing and defending our intellectual property rights and claims and not infringing on third parties’ intellectual property rights.

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

Positive or timely results from preclinical or early-stage clinical studies do not ensure positive or timely results in mid-to late-stage clinical studies or product approval by the U.S. FDA, the European Medicines Agency (EMA), or comparable foreign regulatory authorities. Products that show positive preclinical or early clinical results may not show sufficient safety or efficacy in later-stage clinical studies and therefore may fail to obtain regulatory approvals. In addition, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their product candidates performed satisfactorily in preclinical and clinical studies have nonetheless failed to obtain marketing approval for the product candidates. The FDA, the EMA and comparable foreign regulatory authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe that the data collected from clinical studies of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA or any other regulatory authority.

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

Clinical studies may include subject-reported outcomes, some of which may be captured with electronic diaries. We have no assurance and cannot rely on past experience that the high frequency of questioning is not influencing the measured outcome. In addition, low compliance with daily reporting requirements may impact the studies’ validity or statistical power. We cannot assure you that any Phase 2, Phase 3 or other clinical studies that either we or our collaboration partners are conducting and may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates.

If we or our collaboration partners are required to conduct additional clinical studies or other testing of any of our current or future product candidates that we or our collaboration partners develop, beyond the studies and testing that we or our collaboration partners contemplate, if we or our collaboration partners are unable to successfully complete clinical studies of our product candidates or other testing, if the results of these studies or tests are unfavorable or are only modestly favorable, or if there are safety concerns associated with our current or future product candidates, we may:

●	be delayed in obtaining marketing approval for our product candidates;
●	not obtain marketing approval;
●	obtain approval for indications or patient populations that are not as broad as intended or desired;
●	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;
●	be subject to conditional approval or otherwise to additional post-marketing studies or other requirements; or
●	remove the product from the market after obtaining marketing approval.

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

We continuously evaluate the acquisition or disposition of operating businesses and assets and may in the future undertake one or more significant transactions, such as our purchase in 2021 of Affiris AG’s (Affiris) program portfolio of therapeutics targeting a-syn, notably our ACI-7104.056, a clinically-validated active vaccine candidate for the treatment of Parkinson’s disease (PD). Any such transaction could be material to our business and could take any number of forms, including mergers, joint ventures and the purchase of equity interests, amongst others. The consideration for such acquisitive transactions may include, among other things, cash, common shares or equity interests in us or our subsidiary, or a contribution of equipment to obtain equity interests, and in conjunction with a transaction we might incur additional indebtedness. We also routinely evaluate the benefits of disposing of certain of our assets.

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

Accordingly, if our vaccines (ACI-35.030, ACI-24.060 and ACI-7104.056), monoclonal antibodies (semorinemab and crenezumab) and diagnostics (Tau-PET tracer PI-2620 and a-syn PET tracer ACI-12589) are approved, competitors could file ANDAs for generic versions of our vaccines (ACI-35.030, ACI-24.060 and ACI-7104.056), monoclonal antibodies (semorinemab and crenezumab) and diagnostics (Tau-PET tracer PI-2620 and a-syn PET tracer ACI-12589) or 505(b)(2) NDAs that reference our vaccines (ACI-35.030, ACI-24.060 and ACI-7104.056), monoclonal antibodies (semorinemab and crenezumab) and diagnostics (Tau-PET tracer PI-2620 and a-syn PET tracer ACI-12589), respectively. If there are patents listed in the Orange Book for our vaccines (ACI-35.030, ACI-24.060 and ACI-7104.056), monoclonal antibodies (semorinemab and crenezumab) and diagnostics (Tau-PET tracer PI-2620 and a-syn PET tracer ACI-12589), respectively, those ANDAs and 505(b)(2) NDAs would be required to include a certification for each listed patent, indicating whether the ANDA applicant does or does not intend to challenge the patent. We cannot predict whether any patents issuing from our pending patent applications will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether we would sue on any such patents or the outcome of any such suit.

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

The successful commercialization of our product candidates will depend, in part, on the extent to which coverage and reimbursement for our products will be available from government and health administration authorities, private health insurers and other third-party payors. To manage healthcare costs, many governments and third-party payors increasingly scrutinize the pricing of new technologies and require greater levels of evidence of favorable clinical outcomes and cost-effectiveness before extending coverage. For example, the Inflation Reduction Act (IRA) of 2022, among other things, incentivizes the renegotiation with the U.S. government of the prices of certain pharmaceutical drugs and imposes penalties for Medicare drugs that increase in price faster than the rate of inflation. See “—Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set” below. In light of such challenges to prices and the requirement for increasing levels of evidence of the benefits and clinical outcomes of new technologies, we cannot be sure that coverage will be available for any of our current or future product candidates that we or our collaboration partners will commercialize or, if available, that the reimbursement rates will be adequate in each respective region. If we are unable to obtain adequate levels of coverage and reimbursement for our product candidates, their marketability will be negatively and materially impacted.

Third-party payors may deny coverage and reimbursement status altogether for a given drug product, or may cover the product but also establish prices at levels that are too low to enable us to realize an appropriate return on our investment in product development. Because the rules and regulations regarding coverage and reimbursement change frequently, in some cases at short notice, even when there is favorable coverage and reimbursement, future changes may occur that adversely impact the favorable status. Further, the net reimbursement for drug products may be subject to additional reductions in the future depending on policy changes enacted by the U.S. Congress.

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

●	how clinicians and potential patients perceive our novel products;
●	the timing of market introduction;
●	the number and clinical profile of competing products;
●	our ability to provide acceptable evidence of safety and efficacy or clinical utility;
●	the prevalence and severity of any side effects;
●	relative convenience and ease of administration;
●	cost-effectiveness;
●	patient diagnostics and screening infrastructure in each market;
●	marketing and distribution support;
●	availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third-party payors, both public and private; and
●	other potential advantages over alternative treatment methods.

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

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including the following:

●	regulatory authorities may withdraw approvals of such product and require us or our collaboration partners to take any approved products off the market;
●	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;
●	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;
●	we may be required to change the way the product is administered, to conduct additional studies or to change the labeling of the product;
●	we or our collaboration partners may be subject to limitations in how we promote the product;
●	sales of the product may decrease significantly;
●	we could be sued and held liable for harm caused to patients; and
●	our reputation and physician or patient acceptance of our products may suffer.

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

The biopharmaceutical and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. Our success is highly dependent on our ability to discover, develop and obtain marketing approval for new and innovative products on a cost-effective basis and to market them successfully. In doing so, we face and will continue to face intense competition from a variety of businesses, including large, fully integrated pharmaceutical companies, specialty pharmaceutical companies and biopharmaceutical companies, academic institutions, government agencies and other private and public research institutions in Europe, the U.S. and other jurisdictions. Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of treatments, and the commercialization of those treatments. Mergers and acquisitions in the pharmaceutical and biopharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors.

The highly competitive nature of and rapid technological changes in the pharmaceutical and biopharmaceutical industries could render our product candidates or our technology obsolete or noncompetitive. The commercial opportunity for our products could be reduced or eliminated if our competitors:

●	develop and commercialize products that are safer, more effective, less expensive, or more convenient or easier to administer;
●	obtain quicker FDA or other regulatory approval for their products;
●	establish superior intellectual property and proprietary positions;
●	have access to more manufacturing capacity;
●	implement more effective approaches to sales, marketing and distribution; or
●	form more advantageous strategic alliances.

Should any of these occur, our business, financial condition and results of operations could be materially adversely affected.

We believe that our key competitor product candidates are (i) AADvac1 (Axon Neuroscience) for ACI-35.030; (ii) UB-311 (Vaxxinity) and ABvac-40 (Araclon Biotech) for ACI-24.060; (iii) UB-312 (Vaxxinity) for ACI-7104.056; (iv) bepranemab (UCB/Roche), E-2814 (Eisai) and JNJ63733657 (Janssen) for semorinemab; (v) ADUHELM (Biogen), Leqembi (BioArctic/Eisai), donanemab (Eli Lilly and Company) and solanezumab (Eli Lilly and Company) for crenezumab; (vi) HMTM (TauRx Pharmaceuticals) for Morphomer Tau; (vii) Tauvid (Eli Lilly and Company), florzolotau (Aprinoia Therapeutics), MK-6240 (Cerveau/Merck) and GTP1 (Genentech) for PI-2620; and (viii) UCB-2897 (UCB) for ACI-12589, as described under “Item 4. Information on the Company—B. Business overview—Competition.”

We may not be successful in our efforts to use and expand our Morphomer and SupraAntigen proprietary technology platforms to build additional product candidates for our pipeline.

A key element of our strategy is to use and expand our Morphomer and SupraAntigen proprietary technology platforms to create unique therapies and diagnostics misfolded proteins in diseases, such as AD, PD and others (including NeuroOrphan diseases e.g. ALS and PSP), and progress these product candidates through clinical development. Although our research and development efforts to date have resulted in a pipeline of product candidates, we may not be able in the future to develop product candidates that are safe and effective. Even if we are successful in continuing to build our pipelines, the potential product candidates that we identify may not be suitable for clinical development, potentially as a result of having harmful side effects or other characteristics indicating they may be unlikely to receive marketing approval and achieve market acceptance.

Our business is subject to economic, political, regulatory and other risks associated with international operations.

Our business is subject to risks associated with conducting business internationally. We and a number of our suppliers and collaborative and clinical study relationships are located outside the U.S.. Accordingly, our future results could be harmed by a variety of factors, including:

●	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;
●	differing regulatory requirements for drug approvals in non-U.S. countries;
●	potentially reduced protection for intellectual property rights;
●	difficulties in compliance with non-U.S. laws and regulations;
●	changes in non-U.S. regulations and customs, tariffs and trade barriers;
●	changes in non-U.S. currency exchange rates and currency controls;
●	changes in a specific country’s or region’s political or economic environment;
●	trade protection measures, import or export licensing requirements or other restrictive actions such as sanctions by U.S. or non-U.S. governments;
●	negative consequences from changes in tax laws;
●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
●	workforce uncertainty in countries where labor unrest is more common than in the U.S.;
●	difficulties associated with staffing and managing international operations, including differing labor relations;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
●	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

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

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. For example, rising interest rates and high inflation may cause our cost of doing business to materially increase and may adversely impact our ability to operate or may adversely impact other parties upon whom we rely for research and development capabilities to operate. The most recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, such as the most recent global financial crisis, could result in a variety of risks to our business, including our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could strain our suppliers, possibly resulting in supply disruption, or cause delays in payments for our services by third-party payors or our collaborators. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

The Covid-19 pandemic has adversely impacted, and may continue to impact, our business, including preclinical and clinical trials and regulatory approvals.

Since the beginning of the Covid-19 pandemic, governments, public institutions, and other organizations in countries and localities where Covid-19 cases have been identified have taken certain preventative or protective measures to combat the transmission of the virus, including the implementation of travel restrictions or bans, closures of non-essential businesses, limitations of public gatherings, other social distancing and shelter-in-place measures, and delays or cancellations of elective surgeries. The Covid-19 pandemic poses the risk that the Company, our employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time due to shutdowns that may be requested or mandated by state and federal governmental authorities.

As a result of Covid-19, we have experienced disruptions impacting our business and clinical trials and we may continue to experience disruptions that could materially impact our business and planned clinical trials, including:

●	delays or difficulties in conducting preclinical research and clinical trials;
●	interruption in global manufacturing and shipping that may affect the manufacturing and/or transport of clinical trial materials and other materials, including testing equipment and personal protective equipment, used at our or our contract research organizations’ (CROs’) and contract manufacturing organizations’ (CMOs’) facilities;
●	changes in local regulations as part of a response to the Covid-19 coronavirus outbreak which may require us to change the way in which clinical trials are conducted and may result in unexpected costs; and
●	impact our ability to secure additional financing.

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

Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have substantial experience with or been instrumental for us and our projects. Members of our key management include Dr. Andrea Pfeifer, our Chief Executive Officer; Dr. Marie Kosco-Vilbois, our Chief Scientific Officer; Dr. Johannes Rolf Streffer, our Chief Medical Officer; Piergiorgio Donati, our Chief Technical Operations Officer; Jean-Fabien Monin, our Chief Administrative Officer; Christopher Roberts, our Vice President (VP) Finance and Interim CFO; Dr. Julien Rongère, our Senior Vice President (SVP) for Regulatory Affairs and Quality Assurance; Dr. Olivier Sol, our VP Head of Clinical Development; Dr. Bojana Portmann, our VP for Intellectual Property and Business Development (VP IP and BD); Alexandre Caratsch, our General Counsel; and Mark Danton, our VP Information Systems, Security and Digital Technologies.

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

We are exposed to potential clinical trial liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical or biopharmaceutical products. Currently we have no products that have been approved for commercial sale, however, our current and future use of product candidates in clinical studies, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product, by healthcare providers, or by pharmaceutical or biopharmaceutical companies or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for our product candidates or any prospects for commercialization of our product candidates.

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

We purchase liability insurance in connection with the clinical studies that we undertake and for the purpose of indemnifying our directors and officers for claims against them in amounts that we consider to be consistent with industry norms. It is possible that our liabilities could exceed our insurance coverage. For example, if we obtain marketing approval for any of our product candidates, we will intend to expand our insurance coverage to include the sale of commercial products. However, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

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

Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the U.S., or a patient population greater than 200,000 in the U.S. where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the U.S.. In the European Union (EU), the EMA’s Committee for Orphan Medicinal Products grants orphan-drug designation to promote the development of products that meet the following criteria: a) they are intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition affecting not more than 5 in 10,000 persons in the EU or for products that are intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the EU would be sufficient to justify the necessary investment in developing the drug or biological product; and b) there is no satisfactory method of diagnosis, prevention, or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.

In the U.S., orphan-drug designation entitles a party to financial incentives such as opportunities for grant funding toward clinical study costs, tax advantages and user-fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan-drug exclusivity, which means that the FDA cannot approve any other application to market the same drug for the same indication for a period of 7 years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or if the manufacturer is unable to assure sufficient product quantity. In the EU, orphan-drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity for the orphan indication following drug or biological product approval, provided that the criteria for orphan designation are still applicable at the time of the granting of the marketing authorization. This period may be reduced to 6 years if at the end of the fifth year, the orphan-drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

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

Data privacy or security breaches, cyber-attacks and other cybersecurity incidents, including those by individuals authorized to access our technology systems or others, may pose a risk that sensitive data, including intellectual property, trade secrets or personal information belonging to us, our patients, study subjects or other business partners, may be exposed to unauthorized persons or to the public. Cyber-attacks are increasing in their frequency, sophistication and intensity, and are becoming increasingly difficult to detect. They are often carried out by motivated, well-resourced, skilled and persistent actors, including nation states, organized crime groups, “hacktivists” and employees or contractors acting with malicious intent. Cyber-attacks could include the deployment of harmful malware and key loggers, ransomware, a denial-of-service attack, a malicious website, phishing attacks, computer viruses, social engineering and other means to affect the confidentiality, integrity and availability of our technology systems and data. Our key business partners, CROs and service providers face similar risks and any security breach of their systems could adversely affect our security posture. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on our third-party research institution collaborators for research and development of our product candidates and on other third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. Our ability to evaluate and monitor our CROs’, contractors’ and consultants’ data security practices are limited, and due to applicable laws and regulations or contractual obligations, we may be held responsible for any security breaches or cybersecurity attack attributed to them as they relate to the information we share with them. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary information or personal data of our employees, partners or study subjects, we could incur liability including notification obligations (including to the impacted individuals and applicable regulators or supervisory authorities), and the further development and commercialization of our product candidates could be delayed.

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

In addition, certain global geo-political events can increase our cybersecurity risk. For example, due to the recent Russia-Ukraine conflict, there have been publicized threats to increase cyber-attack activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine. Any such increase in such attacks on us or our key business partners, CROs or service providers could adversely affect our systems or other operations.

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

We are, and may increasingly become, subject to various laws, rules, regulations, treaties, decisions and standards, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws, rules, regulations, treaties, decisions and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction and in a manner that is inconsistent with our data practices and that could have a material adverse effect on our results of operations, financial condition and cash flows. New laws, amendments to or reinterpretations of existing laws, rules, regulations, treaties, decisions, standards and other obligations may require us to incur additional costs and restrict our business operations, and may require us to change how we use, collect, store, transfer or otherwise process certain types of personal information and to implement new processes to comply with those laws.

In the U.S., there are numerous federal and state laws and regulations related to the privacy and security of personal information. Regulations promulgated pursuant to the U.S. Health Insurance Portability and Accountability Act of 1996 (HIPAA) establish privacy and security standards that limit the use and disclosure of protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and to ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation. Numerous states have enacted or are in the process of enacting state level data privacy laws and regulations governing the collection, use, and other processing of state residents’ personal information, such as the California Consumer Privacy Act (CCPA) as amended by the California Privacy Rights Act of 2020 (CPRA), which provides new and enhanced data privacy rights to California residents, such as affording California residents the right to access and delete their information and to opt out of certain sharing and sales of personal information. In addition, laws in all 50 states require businesses to provide notice to individuals whose personal information has been disclosed as a result of a data breach.

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

All of these evolving compliance and operational requirements impose significant costs, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies, distract management or divert resources from other initiatives and projects. For instance, the European Union Court of Justice and the Swiss Data Protection Authority have declared the U.S. Privacy Shield to be inadequate for transfers of personal data out of the EU and Switzerland, which increased our compliance burden. If we are unable to properly protect the privacy and security of personal information, including protected health information, we could be found to have breached our contracts. In addition, any failure or perceived failure by us to comply with any applicable federal, state or similar foreign laws and regulations relating to data privacy and security could result in damage to our reputation and our relationship with our customers, as well as proceedings or litigation by governmental agencies, customers, partners, collaborators and/or study subjects, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, penalties or judgments, all of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Risks related to our relationships with third parties

If we fail to maintain our current strategic relationships with Genentech, a member of the Roche Group, Eli Lilly and Company (Lilly), Janssen Pharmaceuticals Inc. (Janssen) part of the Janssen Pharmaceutical Companies of Johnson & Johnson, Life Molecular Imaging SA (LMI) (formerly Piramal Imaging SA) and other of our current or future strategic partners, our business, commercialization prospects and financial condition may be materially adversely affected.

We have two partnerships with Genentech. In 2006, we granted Genentech an exclusive, worldwide license for crenezumab. In 2012, we entered into a second partnership to commercialize anti-Tau antibodies for use as immunotherapies. In December 2018, we signed a license agreement with Lilly to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases (NDD). This collaboration commenced in Q1 2019. We are in a partnership with Janssen to develop and commercialize therapeutic anti-Tau vaccines for the treatment of AD and potentially other Tauopathies. We also have a diagnostic partnership with LMI for one of our compounds from our Morphomer chemical library, which bind pathological Tau for use as a PET tracer. Our collaboration partners each have the right to terminate their agreements with us for any reason upon providing us with a certain notice period. If Genentech, Lilly, Janssen, LMI or other of our current or future strategic partners terminates its agreement with us at any time, it could delay or prevent development of our product candidates and materially harm our business, financial condition, commercialization prospects and results of operations.

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

●	we may not be able to control the amount and timing of resources that the collaboration partner devotes to the product development program;
●	the collaboration partner may experience financial difficulties;
●	we may be required to grant or otherwise relinquish important rights such as marketing, distribution and intellectual property rights;
●	a collaboration partner could move forward with a competing product developed either independently or in collaboration with third parties, including our competitors; or
●	business combinations or significant changes in a collaboration partner’s business strategy may adversely affect our willingness to continue any arrangement.

We rely on third parties to conduct our nonclinical and clinical studies and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates, and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third-party clinical CROs, to monitor and manage data for our ongoing preclinical and clinical programs, including the clinical studies of our product candidates. We rely on these parties for execution of our nonclinical and clinical studies and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the clinical CROs does not relieve us of our regulatory responsibilities. We and our clinical CROs and other vendors are required to comply with current Good Manufacturing Practice (cGMP), current Good Clinical Practice (cGCP), and current Good Laboratory Practice (cGLP), which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the EU and comparable foreign regulatory authorities for our product candidates in nonclinical and clinical development (where applicable). Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If we or any of our clinical CROs or vendors fail to comply with applicable regulations, the data generated in our nonclinical and clinical studies may be deemed unreliable and the EMA, FDA, other regulatory authorities may require us to perform additional nonclinical and clinical studies before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that all of our clinical studies comply with cGCP regulations. In addition, our clinical studies must be conducted with products produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical studies, which would delay the regulatory approval process.

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

Growth in the costs and expenses of components or raw materials, in particular as a result of rising inflation, may also adversely influence our business, financial condition and results of operations. Supply sources could be interrupted from time to time and, if interrupted, we cannot be certain that supplies could be resumed (whether in part or in whole) within a reasonable timeframe and at an acceptable cost or at all. Our current and anticipated future dependence upon others for the manufacturing of our current and future product candidates may adversely affect our future profit margins and our, or our collaboration partners’, ability to commercialize any products that receive marketing approval on a timely and competitive basis.

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

Patents have a limited lifespan. In the U.S., the natural expiration of a patent is generally 20 years after it is filed. Although various extensions or adjustments may be available, such as adjustments based on certain delays caused by the U.S. Patent and Trademark Office (USPTO) the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned, co-owned and licensed patent portfolios may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours or otherwise provide us with a competitive advantage. Even if patents covering our product candidates are obtained and unchallenged, once the patent life has expired for a product, we may be open to competition from generic medications.

Although patent term extensions under the Hatch-Waxman Act, in the U.S. and under supplementary protection certificates (SPCs) in Europe may be available to extend the patent exclusivity term for our products, we cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long. The Hatch-Waxman Act permits a patent extension term of up to 5 years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. However, we may not be granted any extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. It is not possible to base an SPC in Europe on a patent in a European Member State if that patent expires before the Market Authorization (MA) of the clinical product, protected by the patent, is obtained. As the “product” (active ingredient(s)) must be “protected by a basic patent in force,” only a granted patent that is in force, and remains in force until it reaches the end of its full term, can serve as a “basic patent” upon which an SPC can be based. Therefore, expired patents and pending patent applications cannot serve as the basis for an SPC. Given the relatively long clinical development timelines of biologicals and new chemical entities for therapeutic purposes, we may not be granted any patent extensions as we might fail to apply for the extensions prior to expiration of relevant patents. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or if the term of any such extension is less than we request, such result could have a material adverse effect on our business.

We or our licensing or collaboration partners may become subject to intellectual property-related litigation or other proceedings to protect or enforce our patents or the patents of our licensors or licensees and collaborators, any of which could be expensive, time-consuming, and unsuccessful, and may ultimately result in our loss of ownership of intellectual property.

Competitors may infringe our patents or the patents of our licensors or collaborators. To counter such infringement, we may be required to file infringement claims against those competitors, which can be expensive and time-consuming. If we or one of our licensing or collaboration partners were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid or unenforceable or that the defendant’s products do not infringe our or our licensing collaborators’ patents or that we or our licensing collaborators infringe the defendant’s patents. In patent litigation in the U.S., defendant counterclaims alleging invalidity, unenforceability and non-infringement are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, obviousness-type double patenting, lack of written description, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. In addition, third parties may raise similar claims before administrative bodies in the U.S. or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference and derivation proceedings as well as equivalent proceedings in foreign jurisdictions, such as opposition proceedings in Europe. The outcome following legal assertions of invalidity and unenforceability is unpredictable. Such proceedings or patent litigations could result in the revocation or cancellation of or amendment to our patents in such a way that they no longer cover our product candidates or otherwise provide any competitive advantage. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which the patent examiner and we or our licensing or collaboration partners were unaware during prosecution. A court may also refuse to stop a third party from using the technology in question on the grounds that our patents do not cover that technology. An adverse result in any proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly, which could have a material adverse effect on our business and financial condition.

Interference, derivation or other proceedings provoked by third parties, brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors, licensees or collaborators. An unfavorable outcome could require us or our licensing or collaboration partners to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be materially harmed if the prevailing party does not offer us or our licensing or collaboration partners a license on commercially reasonable terms or at all. If we or our licensing or collaboration partners are unsuccessful in any interference, derivation or other proceedings, we may lose our ownership of intellectual property or our patents may be narrowed or invalidated. There can be no assurance as to the outcome of the interference, derivation or other proceedings, and any of the foregoing could result in a material adverse effect on our business, financial condition, results of operations or prospects.

Our defense of litigation, interference, derivation or other proceedings or other intellectual property-related proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and could substantially reduce the funds necessary to continue our clinical studies and research programs or force us to license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market. We may not be able to prevent, alone or with our licensing or collaboration partners, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the U.S..

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

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and product candidates. Our success depends in large part on our and our licensing or collaboration partners’ ability to obtain and maintain patent and other intellectual property protection in the U.S., the EU and other countries with respect to our proprietary technologies and product candidates. In particular, Genentech, Lilly, Janssen or our other licensing or collaboration partners may be dependent on a license with a third party for the development and future commercialization of our product candidates. If such license is not granted or is terminated, Genentech, Lilly, Janssen or other licensing or collaboration partners may be required to cease development and commercialization of our product candidates, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

We have sought to protect our proprietary position by filing patent applications in the U.S. and abroad related to any of our novel technologies and products that are important to our business. This process is expensive, time-consuming, and complex, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost, in a timely manner or in all jurisdictions. It is also possible that we will fail to identify patentable aspects of our or our licensing or collaboration partners’ research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license to or from third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of pharmaceutical and biopharmaceutical companies generally is highly uncertain and involves complex legal and factual questions for which legal principles remain unsolved. As a result, the inventorship, issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. The pending or future patent applications that we own, co-own or in-license may fail to issue, fail to result in issued patents with claims that cover our product candidates in the U.S. or in other foreign countries, or fail to effectively prevent others from commercializing competitive technologies and product candidates. Changes in either the patent laws or interpretation of the patent laws in the U.S. and other countries may diminish the value of our patents or narrow the scope of our patent protection.

We may not be aware of all third-party intellectual property rights potentially relating to our technologies or product candidates. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions remain confidential for a period of time after filing, and some remain so until issued. Therefore, we cannot be certain that we were the first to file any patent application related to our product candidates or technologies, or whether we were the first to make the inventions claimed in our owned or co-owned patents or pending patent applications, nor can we know whether those from whom we license patents were the first to make the inventions claimed or were the first to file.

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

Changes in either the patent laws or interpretation of the patent laws in the U.S., EU or elsewhere could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming the other requirements for patentability are met, in the U.S. prior to March 15, 2013, the first to make the claimed invention is entitled to the patent, whereas outside the U.S., the first to file a patent application was entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act (the Leahy-Smith Act), enacted on September 16, 2011, the U.S. has moved to a first-to-file system. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether a third party was the first to invent the invention. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications are prosecuted and may also affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by the USPTO administered during post grant proceedings, including re-examination proceedings, inter partes review, post-grant review and derivation proceedings. Therefore, the Leahy-Smith Act and its implementation increases the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, future actions by the U.S. Congress, the federal courts and the USPTO could cause the laws and regulations governing patents to change in unpredictable ways. Any of the foregoing could harm our business, financial condition and results of operations.

In Europe, the Unified Patent Court (UPC) and Unified Patent are expected to enter into force in June 2023, assuming that Germany deposits its ratification in February 2023, as anticipated. The UPC will provide a new centralized forum for pan-European litigation in contracting EU Member States (17 out of 27 EU Member States). Litigation of European patents in European Patent Convention countries outside of the EU (e.g. Switzerland, UK, Turkey) and in non-contracting EU countries (e.g. Spain, Poland) will continue to be on a country-by-country basis in front of national courts, as currently. During a transition period (initially seven-years), patent owners can elect to keep their European patents outside of the jurisdiction of the UPC (“opt-out”). Whilst European patents may be opted-out of the UPC during such transition period, after expiry of such transition period EU legislation provides that the UPC jurisdiction will apply, in respect of the UPC contracting states for all European patents. Accordingly, the emergence of the UPC and its implementation increase the uncertainties surrounding the enforcement or defense of issued patents and related costs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future in the U.S..

If we are unable to maintain effective proprietary rights for our technologies, product candidates or any future product candidates, we may not be able to compete effectively in our markets.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce, and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect and some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets. The EU has introduced a Directive on trade secrets increasing the standards for protection. Because we rely on our advisors, employees and third-party contractors and consultants to research and develop and to manufacture our product candidates, we must, at times, share our intellectual property with them. We seek to protect our intellectual property and other proprietary technology in part by entering into confidentiality agreements and master service agreements, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, contractors, consultants, licensing and collaboration partners, and other third parties with confidentiality provisions. These agreements typically limit the rights of these third parties to use or disclose our confidential information, including our intellectual property and trade secrets. These agreements also typically restrict the ability of third parties to publish data potentially relating to our intellectual property, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with in the future may expect to be granted rights to publish data arising out of such collaboration, provided that we may have the right to be notified in advance and given the opportunity to delay publication for a limited time period in order for us to secure patent protection of intellectual property rights arising from the collaboration, in addition to the opportunity to remove confidential or trade secret information from any such publication. We also conduct joint research and development programs that may require us to share intellectual property under the terms of our research and development or similar agreements. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or other confidential information or proprietary technology and processes, or that such agreements will not be breached or that our trade secrets or other confidential information will not otherwise be disclosed. Despite the contractual provisions employed when working with these advisors, employees and third-party contractors and consultants, the need to share intellectual property and other confidential information increases the risk that such confidential information becomes known by our competitors, is inadvertently incorporated into the product development of others or is disclosed or used in violation of these agreements. Additionally, our grant agreements typically provide for dissemination of results to academic institutions and to the general public. As a result, our information may be disseminated with the loss of protection status.

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

Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the U.S.. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the U.S. and abroad. If we are unable to prevent material disclosure of the intellectual property related to our technologies to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, financial condition and results of operations.

Despite confidentiality clauses within our employment and other agreements with employees, we cannot ensure that departing employees will not breach any post-termination commitments in such agreements by allowing others to access our trade secrets.

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

Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues. Disputes may arise regarding intellectual property subject to a licensing or co-ownership agreement, including:

●	the scope of rights granted under the agreement, any restrictions in licensed fields and other interpretation-related issues;
●	the extent to which our technology and processes infringe or otherwise violate the intellectual property of any third parties;
●	the sublicensing of patents and other IP rights;

●	the diligence, development and commercialization obligations under the agreement and what activities satisfy those obligations;
●	the ownership of inventions and know-how resulting from the joint or mutual creation or use of intellectual property by our licensors or collaboration partners and us;
●	non-compete commitments; and
●	consequences for changes in control.

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

Numerous U.S.- and foreign-issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. For example, we are aware of third-party patents or patent applications that may be construed to cover one or more of our product candidates. If these patents are asserted against us or our licensing or collaboration partners and either we or our licensing or collaboration partners are found to infringe any of these patents, and are unsuccessful in demonstrating that such patents are invalid or unenforceable, then we and our licensing or collaboration partners could be required to pay substantial monetary damages or cease further development or commercialization of one or more of our product candidates or be compelled to enter into onerous licenses with such third parties. There may also be other third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods of treatment related to the use or manufacture of our product candidates and technology. Although we generally conduct a freedom-to-operate search and review with respect to our product candidates, we cannot guarantee that our search and review is complete and thorough, nor can we be sure that we have identified each and every patent and pending application in the U.S. and abroad that is relevant or necessary to the manufacturing or commercialization of our product candidates or use of our technology. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may file and obtain additional patents in the future and claim that use of our technologies infringes upon these patents.

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

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the U.S. may be less extensive than those in the U.S.. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws in the U.S.. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the U.S., or from selling or importing products made using our inventions in and into the U.S. or other jurisdictions. In the ordinary course of prosecution and maintenance activities, we determine whether to seek patent protection outside the U.S. and in which countries. This also applies to patents we have acquired or in-licensed from third parties. In some cases, we, or our predecessors in interest or licensors of patents within our portfolio, have sought patent protection in a limited number of countries for patents covering our product candidates. Competitors may use our technologies and products in jurisdictions where we have not obtained or are unable to adequately enforce patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the U.S.. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing, which would have a material adverse effect on our business and financial positions.

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

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest, our names and brands may be misappropriated by third parties, and our business may be adversely affected.

We have filed trademark applications seeking protection for our corporate name, logo, Nasdaq Global Market symbol and selected names of our technology platforms in selected geographies. While we have been granted registrations in certain geographies for certain trademarks, there is no guarantee that our trademark applications will be approved by the respective authorities at all or that we will not be required to narrow the scope of protection in certain or all geographies. Our applications have in the past faced and may in the future face opposition from third parties, potentially resulting in the lack of protection or narrower protection. Our trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names, domain names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks and domain names may be ineffective and could result in substantial costs and diversion of resources, and could adversely affect our business, financial condition, results of operations and growth prospects.

Risks related to our financial condition and capital requirements

We are a clinical-stage company and have a history of operating losses. We anticipate that we will continue to incur losses for the foreseeable future.

We are a clinical-stage biopharmaceutical company. Since 2003, although we have received upfront and milestone payments from our collaboration partners and certain other contract revenue, we have also incurred significant operating losses. We incurred net losses (defined as net loss attributable to owners of the Company) of CHF 70.8 million for the year ended December 31, 2022. In addition, we had accumulated losses of CHF 264.0 million as of December 31, 2022.

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

Although we have generated contract revenue from upfront and milestone payments related to our license and collaboration agreements, we have no products approved for commercialization and have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability depends on our and our licensors’ and collaboration partners’ ability to successfully complete the development of, and obtain the marketing approvals necessary, to commercialize one or more of our product candidates. We do not anticipate generating revenue from product sales unless and until we or our collaboration partners obtain regulatory approval for, and commercialize, our product candidates. Our ability to generate future revenue from product sales depends heavily on our and our collaboration partners’ success in many areas, including but not limited to:

●	successfully completing research and clinical development of our product candidates, by us or our collaboration partners, as the case may be;
●	obtaining marketing approvals for our clinical product candidates, including our vaccines (ACI-35.030, ACI-24.060 and ACI-7104.056), monoclonal antibodies (semorinemab and crenezumab) and diagnostics (Tau-PET tracer PI-2620 and a-syn PET tracer ACI-12589), for which we or our collaboration partners complete clinical studies;

●	developing a sustainable and scalable manufacturing process for any approved product candidates, and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate (in amount, quality and time) products to support clinical development and the market demand for our product candidates, if approved;
●	launching and commercializing product candidates for which we obtain marketing approval, either directly or with a collaborator or distributor;
●	obtaining market acceptance of our product candidates as viable treatment or diagnostic options;
●	addressing any competing technological and market developments;
●	identifying, assessing, acquiring and/or developing new product candidates;
●	negotiating favorable terms in any collaboration, licensing, or other similar arrangements into which we may enter;
●	maintaining, protecting, acquiring and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and
●	attracting, hiring and retaining qualified personnel.

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

We are currently advancing our clinical product candidates through clinical development, either together with a collaboration partner (ACI-35.030, semorinemab, crenezumab and PI-2620) or independently (ACI-24.060, ACI-7104.056 and ACI-12589). We expect our research and development expenses to continue to increase in connection with our ongoing activities, particularly as we and/or our collaboration partners continue our ongoing studies and initiate new studies of ACI-35.030, ACI-24.060, ACI-7104.056, Morphomer Tau, PI-2620 and ACI-12589 and initiate preclinical and clinical development of our other product candidates.

As of December 31, 2022, we had cash and cash equivalents of CHF 31.6 million and short-term financial assets of CHF 91.0 million resulting in a total liquidity position of CHF 122.6 million. We currently believe that our existing capital resources, not including potential milestone payments, will be sufficient to meet our projected operating requirements into Q3 2024. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we currently expect. In addition, changing circumstances, including inflation, may cause us to adjust our projected spending to amounts more than currently expected. We may also need to raise additional funds sooner than we anticipate due to various factors such as the scope and rate of progress of our development activities, regulatory approval outcomes and emergence of competing technologies, among others.

We expect that we will require additional capital to develop and commercialize certain of our product candidates. If we receive regulatory approval for our current and future product candidates, and if we have not already licensed such product candidate to a collaboration partner and choose to commercialize such product candidate independently, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing, distribution and establishing a regulatory structure, depending on where we choose to commercialize. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy, in particular as a result of inflation. Additionally, we may be dependent on the status of the capital markets at the time such capital is sought. In addition, our ability to raise sufficient capital under our “at the market” program may be diminished depending on the market price of our shares. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our intellectual property or future revenue streams.

Until such time, if ever, as we can generate substantial product royalty revenue, we expect to finance our liquidity needs through a combination of equity offerings, debt financings, grants, and license and development agreements in connection with collaborations. In September 2020, the Company established an “at the market offering” (ATM) for the sale of up to USD 80.0 (CHF 74.6) million worth of our common shares from time to time by entering into an Open Market Sale Agreement (Sales Agreement) with Jefferies LLC (Jefferies). In Q2 2021, we filed a new registration statement on Form F-3 and entered into a new Sales Agreement to replace and extend the ATM program. We do not have any material committed external source of funds. In the event we need to seek additional funds, we may raise additional capital through the sale of equity, convertible debt or other securities. In such an event, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or proposing dividends to our shareholders.

If we raise additional funds through collaborations, strategic alliances, or marketing, distribution or licensing arrangements with third parties, we may have to grant or otherwise relinquish valuable rights to our intellectual property or future revenue streams.

Our ability to use tax loss carry-forwards in Switzerland may be limited.

As of December 31, 2022, we reported tax loss carry-forwards from financial years 2016 until 2022 for purposes of Swiss corporate income tax in the aggregate amount of CHF 264.1 million, which could be available to offset future taxable income. If not used, these tax losses will expire 7 years after the year in which they were incurred. Due to our limited income, there is a high risk that the tax loss carry-forwards will expire partly or entirely and we will not be able to use them to offset future taxable income thereafter for Swiss corporate income tax purposes.

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

Our future success is dependent on our and our collaboration partners’ ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more product candidates. We currently have two product candidates that have completed Phase 2 clinical studies and six that are in a Phase 2 clinical study. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates.

We cannot be certain that any of our product candidates will be successful in clinical studies or receive regulatory approval. Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

●	the FDA, EMA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical studies;
●	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;
●	the FDA, EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from nonclinical or clinical studies;
●	the data collected from clinical studies of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the U.S. or elsewhere;
●	we may be unable to demonstrate to the FDA, EMA or comparable foreign regulatory authorities that a product candidate’s benefit-risk ratio for its proposed indication is acceptable;
●	the FDA, EMA or other regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and
●	the approval policies or regulations of the FDA, EMA or comparable foreign regulatory authorities may change significantly in a manner rendering our clinical data insufficient for approval.

We generally plan to seek regulatory approval to commercialize our product candidates in the U.S., the EU and in additional foreign countries where we have commercial and typically intellectual property rights. To obtain regulatory approval in other countries, we must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy, chemistry, manufacturing and controls, clinical studies, commercial sales, pricing, marketing and distribution of our product candidates. Even if we are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdictions. Failure to obtain marketing authorization for our product candidates will result in our being unable to market and sell such products, which would materially adversely affect our business, financial condition and results of operations. If we fail to obtain approval in any jurisdiction, the geographic market for our product candidates could be limited. Similarly, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.

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

The completion of clinical studies for our product candidates may be delayed, suspended or terminated as a result of many factors, including but not limited to:

●	the delay or refusal of regulators or IRBs to authorize us to commence or amend a clinical study at a prospective study site or changes in regulatory requirements, policies and guidelines;
●	delays or failure to reach agreement on acceptable terms with prospective CROs and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and study sites;
●	delays in patient enrollment and variability in the number and types of patients available for clinical studies;
●	the inability to enroll a sufficient number of patients in studies to ensure adequate statistical power to detect statistically significant treatment effects;
●	negative or inconclusive results, which may require us to conduct additional preclinical or clinical studies or to abandon projects that we expected to be promising;

●	safety or tolerability concerns, which could cause us to suspend or terminate a study if we find that the participants are being exposed to unacceptable health risks;
●	regulators or IRBs requiring that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or safety concerns, among others;
●	lower than anticipated retention rates of patients and volunteers in clinical studies;
●	our CROs or clinical study sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a study;
●	delays relating to adding new clinical study sites;
●	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;
●	delays in establishing the appropriate dosage levels;
●	the quality or stability of the product candidate falling below acceptable standards;
●	the inability to produce or obtain sufficient quantities of the product candidate to complete clinical studies; and
●	exceeding budgeted costs due to difficulty in accurately predicting costs associated with clinical studies.

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

Sales by us of our approved drugs will be subject to U.S. and non-U.S. regulatory requirements governing clinical studies and regulatory approval, and we plan to seek regulatory approval to commercialize our product candidates in the U.S., the European Economic Area (EEA), and other countries. Clinical studies conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not ensure approval in any other country, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. For example, approval in the U.S. by the FDA does not ensure approval by the regulatory authorities in other countries or jurisdictions, and similarly, approval by a non-U.S. regulatory authority, such as the EMA, does not ensure approval by regulatory authorities in other countries, including by the FDA. Approval processes and regulatory requirements vary among countries and can involve additional drug testing and validation and additional administrative review periods. Even if a drug is approved, the FDA or EMA, as the case may be, may limit the indications for which the drug may be marketed, require extensive warnings on the drug labeling, or require expensive and time-consuming clinical studies or reporting as conditions of approval. In many countries outside the U.S., a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that would be charged for a drug is also subject to approval. Regulatory authorities in other countries also have their own requirements for approval of product candidates with which we must comply prior to marketing in those countries. Obtaining non-U.S. regulatory approvals and compliance with such non-U.S. regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our current and any future drugs, in certain countries. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our product candidates will be unrealized.

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

If a marketing authorization is obtained for any of our product candidates, the product will remain subject to continual regulatory review and therefore authorization could be subsequently withdrawn or restricted. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical studies and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA or a comparable foreign regulatory authority approves any of our product candidates, we will be subject to ongoing regulatory obligations and oversight by regulatory authorities, including with respect to the manufacturing processes, labeling, packing, distribution, adverse event reporting, storage, advertising and marketing restrictions, and record-keeping and, potentially, other post-marketing obligations, all of which may result in significant expense and limit our or our collaboration partners’ ability to commercialize such products. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP and cGCP requirements for any clinical studies that we conduct post-approval. Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

●	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;
●	fines, warning letters or holds on clinical studies;
●	refusal by the FDA or an applicable foreign regulatory authority to approve pending applications or supplements to approved applications filed by us or our collaborations partners, or suspension or revocation of product license approvals;
●	regulatory constraints in promotion and distribution of drug products in various markets;
●	product seizure or detention, or refusal to permit the import or export of products; and
●	injunctions or the imposition of civil or criminal penalties.

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

We have conducted and may in the future conduct clinical studies for our product candidates outside the U.S., and the FDA and applicable foreign regulatory authorities may not accept data from such studies.

We have conducted and may in the future choose to conduct one or more of our clinical studies outside the U.S., including in Germany, Austria, Denmark, Sweden, Finland, the UK, Poland, Spain and the Netherlands. The acceptance of study data from clinical studies conducted outside the U.S. or another jurisdiction by the FDA or applicable foreign regulatory authority may be subject to certain conditions. In cases where data from foreign clinical studies are intended to serve as the basis for marketing approval in the U.S., the FDA will not approve the application on the basis of foreign data alone unless the following are true: the data are applicable to the U.S. population and U.S. medical practice; the studies were performed by clinical investigators of recognized competence; and the data are considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical study requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar requirements. In addition, such foreign studies would be subject to the applicable local laws of the foreign jurisdictions in which the studies are conducted. There can be no assurance that the FDA or any applicable foreign regulatory authority will accept data from studies conducted outside of the U.S. or the applicable jurisdiction. If the FDA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional studies, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our drugs or product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

In the U.S., the EU and some foreign jurisdictions, there have been a number of adopted and proposed legislative and regulatory changes regarding the healthcare system that could prevent or delay regulatory approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any of our product candidates for which we obtain regulatory approval.

In the U.S., the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“MMA”) changed the way Medicare covers and pays for pharmaceutical products. Cost reduction initiatives and other provisions of this legislation could limit the coverage and reimbursement rate that we receive for any of our approved product candidates. While the MMA only applies to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the Health Care Reform Law), was enacted. The Health Care Reform Law was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Health Care Reform Law increased manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate amount for both branded and generic drugs and revised the definition of “average manufacturer price” (“AMP”), which may also increase the amount of Medicaid drug rebates manufacturers are required to pay to states. The legislation also expanded Medicaid drug rebates and created an alternative rebate formula for certain new formulations of certain existing products that is intended to increase the rebates due on those drugs. The Centers for Medicare & Medicaid Services, which administers the Medicaid Drug Rebate Program, also has proposed to expand Medicaid rebates to the utilization that occurs in the territories of the U.S., such as Puerto Rico and the Virgin Islands. Further, beginning in 2011, the Health Care Reform Law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. Legislative and regulatory proposals have been introduced at both the state and federal level to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products.

We are not sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing approval testing and other requirements.

In addition, there has been heightened governmental scrutiny in the U.S. of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At both the federal and state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. One significant example of recent legislative action is the Inflation Reduction Act of 2022 (the “IRA”), which has been considered a scaled-back version of the Build Back Better Act. The IRA was signed into law on August 16, 2022. While the IRA is still subject to rulemaking (with more information to come via guidance documents from the responsible federal agencies), the IRA, as written, will, among other changes, give HHS the ability and authority to directly negotiate with manufacturers the price that Medicare will pay for certain high-priced drugs. The IRA will also require manufacturers of certain Part B and Part D drugs to issue to HHS rebates based on certain calculations and triggers (i.e., when drug prices increase and outpace the rate of inflation). At this time, we cannot predict the implications the IRA provisions will have on our business.

Additionally, in the EU, the new clinical trial regulation came into force on January 31, 2022. This new legislation enforces the centralization of clinical trial applications (CTAs) and approvals, which eliminates redundancy, but in some cases, this may extend timelines for clinical study approvals, due to potentially longer wait times. Austerity measures in certain European nations may also affect the prices we are able to seek if our products are approved. Both in the U.S. and in the EU, legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical and biopharmaceutical products. We do not know whether additional legislative changes will be enacted, whether the regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be.

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

Healthcare providers, physicians and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, which constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable healthcare laws and regulations include the following:

●	the U.S. healthcare Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under U.S. government healthcare programs such as Medicare and Medicaid;
●	the U.S. False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;
●	the U.S. HIPAA imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;
●	the HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;
●	the transparency requirements under the Health Care Reform Law require manufacturers of drugs, devices, biologics and medical supplies to report to the U.S. Department of Health and Human Services information related to payments and other transfers of value made by such manufacturers to physicians and teaching hospitals, and ownership and investment interests held by physicians or their immediate family members; and
●	analogous laws and regulations, such as state anti-kickback and false claims laws, will apply to sales or marketing arrangements, consultancy and service agreements, and claims involving healthcare items or services reimbursed by nongovernmental third-party payors, including private insurers, and some state laws require pharmaceutical and biopharmaceutical companies to comply with the pharmaceutical and biopharmaceutical industries’ voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, in addition to requiring manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures.

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

Jurisdictions outside of the U.S. have enacted laws and regulations defining the framework of business practices of pharmaceutical organizations in their interactions with government offices, medical institutions and healthcare professionals (HCP) in order to safeguard the independence of medical judgement and of prescription and purchasing decisions. These regulations typically prohibit illegitimate payments and other transfers of values to institutional players and HCPs and regulate the bases for their remuneration, such as for consultancy and other service arrangements, as well as the reimbursement of costs; in certain jurisdictions, regulations prescribe the disclosure of the existing relationships and/or the remunerations paid. In addition to government regulations, pharmaceutical industry associations, such as the European Federation of Pharmaceutical Industries and Associations (EFPIA), of which we have been a member since 2021, have enacted industry codes of conduct providing their own rules of compliance for their members’ interactions with government offices, medical institutions and HCPs.

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

We cannot ensure that our compliance controls, policies, and procedures will in every instance protect us from acts committed by our employees, agents, contractors, collaborators, or other parties, which would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, competition, and patient privacy and other privacy laws and regulations. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties, and could adversely impact our operating results, our ability to conduct business and our reputation.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA or EMA regulations, to provide accurate information to the FDA or the EMA, or intentional failures to report financial information or data accurately or to disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious harm to our reputation. In April 2022, we amended our code of conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Our business activities may be subject to the Foreign Corrupt Practices Act (FCPA), and similar anti-bribery and anti-corruption laws.

Our business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the UK Bribery Act. The FCPA generally prohibits offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation, and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the healthcare providers who prescribe pharmaceuticals or biopharmaceuticals and the investigators who perform our studies are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these decision makers are subject to regulation under the FCPA. The Securities and Exchange Commission (SEC) and the Department of Justice have increased their FCPA enforcement activities with respect to pharmaceutical companies. There is no certainty that all of our employees, agents, contractors, collaborators, or other parties or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.

Risks related to our common shares

The price of our common shares is volatile and may fluctuate due to factors beyond our control.

The share prices of publicly traded pharmaceutical, biopharmaceutical and drug discovery and development companies have been highly volatile and are likely to remain highly volatile in the future. The market price of our common shares may fluctuate significantly due to a variety of factors, including:

●	positive or negative results of testing and clinical studies by us, strategic partners, or competitors;
●	delays in entering into strategic relationships with respect to development and/or commercialization of our product candidates or entry into strategic relationships on terms that are not deemed to be favorable to us;
●	the sentiment of retail investors, including the perception of our clinical trial results by such retail investors, which investors may be subject to the influence of information provided by social media, third party investor websites and independent authors distributing information on the internet;
●	technological innovations or commercial product introductions by us or our collaboration partners or competitors;
●	changes in government regulations;
●	developments concerning proprietary rights, including patents and litigation matters;
●	public concern relating to the commercial value or safety of any of our product candidates;
●	financing or other corporate transactions;
●	publication of research reports or comments by securities or industry analysts or key opinion leaders;
●	general market conditions in the pharmaceutical or biopharmaceutical industry or in the economy as a whole; or
●	other events and factors beyond our control.

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

As of the date hereof, certain principal shareholders controlling 5% or more of our common shares as well as our executive officers and directors together beneficially own approximately 60.1% of our common shares. The limited free float may have a negative impact on the liquidity of our common shares and result in a low trading volume of our common shares, which could adversely affect the price of our common shares.

Certain of our existing shareholders exercise significant control over us, and your interests may conflict with the interests of such shareholders.

Certain principal shareholders as well as our executive officers and directors together beneficially own approximately 60.1% of our common shares. Depending on the level of attendance at our general meetings of shareholders, these shareholders may be in a position to determine the outcome of decisions taken at any such general meeting. To the extent that the interests of these shareholders may differ from the interests of the Company’s other shareholders, the latter may be disadvantaged by any action that these shareholders may seek to pursue. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.

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

We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our Company first, then of our shareholders, our employees and other stakeholders, in all cases, with due observation of their fiduciary duties of care and loyalty. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors but are instead only permitted to seek damages for breaches of their fiduciary duties by the directors. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought in Lausanne, Switzerland, or the country in which the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be in principle brought exclusively in Lausanne, Switzerland (except for certain U.S. securities and other claims that may be brought in U.S. federal court).

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

The Swiss law effective at the time according to which our current Articles were established allowed our shareholders to authorize share capital that can be issued by the board of directors without additional shareholder approval. This authorization is limited to 50% of the existing registered share capital and must be renewed by the shareholders once expired. As of January 1, 2023, the new Swiss corporate law introducing the capital band mechanism has come into force. It will no longer be possible to renew the Company's current Authorized Share Capital beyond June 24, 2024. Instead, the Company can only introduce the capital band pursuant to Article 653s et seq. of the revised Swiss Code of Obligations which requires an amendment of the Articles of Association by way of a resolution of a duly convened general meeting of shareholders of the Company. Under the capital band mechanism, the general meeting of shareholders can authorize the board of directors at any time within a maximum of five years to increase or decrease the share capital by a maximum amount of 50% of the current share capital.

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

Under Swiss law, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits from previous fiscal years, or if the corporation has distributable reserves, each as evidenced by its audited statutory balance sheet. Freely distributable reserves are generally booked either as “free reserves” or as “capital contributions” (apports de capital, contributions received from shareholders) in the “reserve from capital contributions.” Distributions may be made out of issued share capital—the aggregate nominal value of a company’s issued shares—only by way of a capital reduction. To the extent the Company introduces the capital band, only net proceeds from capital increase using the capital band (less certain expenses and net of repayments from the Company) will be recognized as reserves from capital contributions at the end of validity period of the respective capital band). As of December 31, 2022, the Company has CHF 432.6 million of reserves from capital contributions confirmed by the Swiss Federal Tax Administration and CHF 1,794,907 of issued share capital (consisting of 89,745,365 common shares each with a nominal value of CHF 0.02 and no preferred shares) on its audited statutory balance sheet. Of the total issued shares and issued share capital, the Company holds 6,214,021 fully paid-in treasury shares representing CHF 124,280 of issued share capital.

Generally, Swiss withholding tax of 35% is due on dividends and similar distributions to our shareholders, regardless of the place of residency of the shareholder, unless the distribution is made to shareholders out of (i) a reduction of nominal value or (ii) assuming certain conditions are met, reserves from capital contributions accumulated on or after January 1, 1997. We expect the aggregate of the reserves from capital contributions confirmed by the Swiss Federal Tax Administration and share capital, less the total losses brought forward (to the extent set off against reserves from capital contributions or share capital), less the treasury shares (to the extent booked against reserves from capital contributions), less the lowest legally possible issued share capital and legal reserve of together CHF 150,000 to represent the maximum amount potentially available for future dividends or capital reductions on a Swiss withholding tax-free basis. We would also be able to pay dividends out of distributable profits or freely distributable reserves but such dividends would be subject to Swiss withholding taxes. There can be no assurance that we will have sufficient distributable profits, free reserves, reserves from capital contributions or registered share capital to pay a dividend or effect a capital reduction, that our shareholders will approve dividends or capital reductions proposed by us, or that we will be able to meet the other legal requirements for dividend payments or distributions as a result of capital reductions.

A U.S. investor who qualifies for benefits under the Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, which we refer to as the “U.S.-Swiss Treaty,” may apply for a refund of the tax withheld in excess of the 15% treaty rate (or in excess of the 5% reduced treaty rate for qualifying corporate shareholders with at least 10% participation in our voting stock, or for a full refund in the case of qualified pension funds). There can be no assurance that we will have sufficient reserves from capital contributions to pay dividends free from Swiss withholding tax, or that Swiss withholding tax rules will not be changed in the future. In addition, we cannot provide assurance that the current Swiss law with respect to distributions out of reserves from capital contributions will not be changed or that a change in Swiss law will not adversely affect us or our shareholders, in particular as a result of distributions out of reserves from capital contributions becoming subject to additional corporate law or other restrictions. If we are unable to make a distribution through a reduction in nominal value or out of confirmed reserves from capital contributions, we will not be able to make distributions without subjecting our shareholders to Swiss withholding taxes.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive officers or members of our board of directors.

We are organized under the laws of Switzerland and our registered office and domicile is located in Ecublens, near Lausanne, Canton of Vaud, Switzerland. Moreover, a number of our directors and executive officers are not residents of the U.S., and all or a substantial portion of the assets of such persons are located outside the U.S.. As a result, it may not be possible for investors to effect service of process within the U.S. upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the U.S.. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or of actions for enforcement of judgments of U.S. courts, for civil liabilities to the extent solely predicated upon the federal and state securities laws of the U.S.. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result is incompatible with Swiss public policy. Additionally, certain mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the U.S. do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the U.S. in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

●	the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;
●	the judgment of such non-Swiss court has become final and non-appealable;
●	the judgment does not contravene Swiss public policy;
●	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
●	no proceeding involving the same parties and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state for which the decision is recognizable in Switzerland.

Our status as a Swiss corporation means that our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve, or authorize our board of directors, to increase our share capital. Although under the current Swiss law our shareholders may resolve a capital band which authorizes the board of directors to increase or decrease the share capital without additional shareholder approval, Swiss law limits this authorization to 50% of the issued share capital at the time of the authorization. The authorization, furthermore, has a limited duration of up to five years and must be renewed by the shareholders from time to time thereafter.

Since January 1, 2023, the new Swiss corporate law introducing the capital band mechanism has come into force. It will no longer be possible to renew the Company's current Authorized Share Capital beyond June 24, 2024. Instead, the Company can only introduce the capital band pursuant to Article 653s et seq. of the revised Swiss Code of Obligations which requires an amendment of the Articles by way of a resolution of a duly convened general meeting of shareholders of the Company.

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

Shareholders in countries with a currency other than Swiss Francs face additional investment risks from currency exchange rate fluctuations in connection with their holding of our common shares.

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

We are reporting under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Swiss laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and their liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or of current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 4 months after the end of each financial year, whereas U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

While Swiss law also requires that our board of directors elects an audit and finance committee from among its members, as a foreign private issuer, the independence of the members of such committee is determined by home country regulations and the conditions of Section 10B of the Securities Exchange Act, excluding any Nasdaq Listing Rules. Section 10B of the Securities Exchange Act also prescribes qualification requirements for the audit and finance committee. Swiss law also requires that we elect a compensation committee, we follow home country requirements with respect to such committee and our compensation, nomination and corporate governance committee is tasked with certain director nomination and governance responsibilities. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees, and from the independent director oversight of director nominations requirements of Nasdaq Listing Rule 5605(e).

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2023 (or the end of our second fiscal quarter in any subsequent fiscal year), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2024 (or the first day of the fiscal year immediately succeeding the end of such second quarter). In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the U.S. or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50 percent of our assets cannot be located in the U.S. and (iii) our business must be administered principally outside the U.S.. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares.

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting. Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud, among other objectives. Any failure to implement any required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting, which are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement.

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

We were likely a passive foreign investment company (PFIC) for our 2022 taxable year and we may be a PFIC for 2023 or future taxable years. If we are a PFIC for any taxable year during which a U.S. investor owns our common shares, the investor generally will be subject to adverse U.S. federal income tax consequences.

As discussed in our Annual Report on Form 20-F for 2019 and 2020, we were likely a PFIC for these years. We were also likely a PFIC for 2022.

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income (the “income test”) or (ii) 50% or more of the average value of our assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “asset test”). Passive income generally includes dividends, interest, certain non-active rents and royalties, and gains from financial investments. Cash is generally a passive asset. Goodwill (the value of which may be determined by reference to the excess of the sum of a corporation’s market capitalization and liabilities over the value of its assets) is generally an active asset to the extent attributable to business activities that produce active income. For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and directly receive our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25% of the shares of such corporation by value.

We have not obtained valuations of our assets (including goodwill or going concern value) for 2022 and thus are not in a position to make a definitive determination regarding whether we were a PFIC for 2022. However, we believe that we were likely a PFIC for 2022 due to the decline and volatility of our market capitalization in 2022. If the value of our goodwill or going concern value is determined by reference to our market capitalization then we were a PFIC for 2022. For the same reason there is a significant risk that we will also be a PFIC for 2023, and possibly other taxable years. Because our PFIC status is a factual annual determination that can be determined only after the end of the relevant taxable year, we cannot express a view regarding our PFIC status for 2023 or any future taxable year.

In addition, the application of the income test to a company like us (whose overall losses from research and development activities significantly exceed its gross income) is not entirely clear. We will be a PFIC for any taxable year under the income test if 75% or more of our gross income (as determined for U.S. federal income tax purposes) for such year consists of interest and other passive income. Prior to the commercialization and sales of any of our product candidates, our gross income may consist primarily of upfront or milestone payments and grants (which we believe are likely to be treated as active income) and interest (which is passive income). The receipt of upfront payments is non-recurring in nature, and the receipt of grants or milestone payments is subject to various conditions. Therefore, there can be no assurance as to the amount of grants, milestone payments or upfront payments (if any) that we will receive for any taxable year. Moreover, we may earn income from sublicensing, which may be passive unless certain conditions are satisfied. There is no assurance that the Internal Revenue Service (“IRS”) will not challenge the classification of any of our income items for PFIC purposes for any taxable year. Accordingly, there is no assurance that we will not be a PFIC for any taxable year under the income test.

If we are a PFIC for any taxable year and a U.S. investor owns our common shares during any portion of that year, we will continue to be treated as a PFIC with respect to the U.S. investor, even if we are not a PFIC for any subsequent taxable year, unless the U.S. investor makes a “deemed sale” election with respect to our common shares.

U.S. investors that own our common shares during any taxable year in which we are (or were) a PFIC generally will be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition of our common shares as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) the requirement to file certain reports to the IRS. We do not intend to provide the information that would enable investors to make a “qualified electing fund” election which, if available, could materially affect the U.S. federal income tax consequences if we are a PFIC for any taxable year.

For further discussion, see “Item 10. Additional information—Section E. Taxation.”

ITEM 4. INFORMATION ON THE COMPANY

A.History and development of the company

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

Our general telephone number is (41) 21 345 91 21 and our internet address is www.acimmune.com. References to our website address do not constitute incorporation by reference of the information contained on the website, and the information contained on the website is not part of this document or any other document that we file with or furnish to the SEC. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, New York 10168.

Our principal expenditures since January 1, 2020 have been our research and development expenses, as more fully described elsewhere in this Annual Report.

B.Business overview

AC Immune is a leading, clinical stage biopharmaceutical company advancing one of the broadest portfolios focused on pioneering Precision Medicine for neurodegenerative diseases. Our highly differentiated approach integrates novel therapeutics and diagnostics to overcome the fundamental challenge in this therapeutic area – the high number of co-pathologies driving disease development and progression and the urgent need for more tailored therapeutic regimens.

Leveraging our dual proprietary technology platforms, SupraAntigen and Morphomer, we have built a comprehensive pipeline of first-in-class or best-in-class candidates spanning multiple treatment modalities and targeting both established and emerging neurodegenerative pathologies. We are currently advancing 16 therapeutic and diagnostic programs, with seven currently in clinical trials, targeting five different types of misfolded pathological proteins related to Alzheimer’s disease (AD), Parkinson’s disease (PD) and other neurodegenerative disorders. Our pipeline assets are further validated by the multiple partnerships we have established with leading global pharmaceutical companies. We believe our clinically validated technology platforms and multi-target, multimodal approach position AC Immune to revolutionize the treatment paradigm for neurodegenerative disease by shifting it towards Precision Medicine and disease prevention.

Figure 1: AC Immune investment highlights

(1) As of December 31, 2022; excluding treasury shares; (2) As of December 31, 2022

Our Team

We have assembled an outstanding management team with relevant scientific, clinical and regulatory expertise. Our scientific founders, Jean-Marie Lehn, Claude Nicolau, and Fred van Leuven, are regarded as pioneers in their respective scientific domains, including in the study of AD. Our co-founder and Chief Executive Officer, Andrea Pfeifer, a Pharmacologist with a Ph.D. in cancer research and a former National Institute of Health researcher, has a 30-year track record in product innovation and implementation, and was formerly Head of Nestlé Global Research and the co-founder of Nestlé Venture Fund. Marie Kosco-Vilbois, our Chief Scientific Officer, brings more than 20 years of experience in various aspects of discovery research and drug development, including work on multiple drug development programs. Johannes Rolf Streffer, our Chief Medical Officer, is a Neurologist and Psychiatrist with extensive expertise in AD including biomolecular modalities such as PET, volumetric and functional MRI, genetics, cognition and cerebrospinal fluid (CSF) marker.

Unmet need in neurodegenerative diseases

Neurodegenerative diseases, including dementias and motor disorders associated with protein misfolding, are prevalent, but there is currently an absence of reliable, early-stage diagnosis and disease-modifying treatments for these diseases. The growth in the number of people with neurodegenerative diseases has been significant, as evidenced by the prevalence of people affected by AD and PD, two of the most common neurodegenerative diseases.

●	The World Health Organization recognizes dementia as a global public health priority. Worldwide, there is a new case of dementia every 3 seconds, with an estimated global patient population of greater than 50 million in 2020. This is predicted to increase to 139 million by 2050 (Alzheimer’s Disease International).
●	The estimated total healthcare costs for the treatment of Alzheimer’s disease in the United States in 2022 is USD 321 billion per the Alzheimer’s Association. The worldwide cost for dementia is expected to increase to approximately USD 2.8 trillion annually by 2030 as the population ages (Alzheimer’s Disease International). If the estimated global costs of dementia were a country, it would be the 14th largest economy in the world.

Figure 2: Neurodegenerative diseases represent a large and growing market

(1) Alzheimer’s Disease International; (2) Parkinson’s disease; (3) Michael J Fox Foundation; (4) Limbic-predominant age-related TDP-43 encephalopathy; (5) Nelson et al. Brain 2019; (6) Gustavsson et al. Alzheimer's Dement. 2022; 1- 13. https://doi.org/10.1002/alz.12694; (7) Alzheimer’s disease; (8) Neurodegenerative disease

Diagnosis typically takes the form of observation of cognitive, functional and behavioral impairment and other symptoms of the diseases, which are generally only apparent after irreversible neuronal damage has already occurred. In the United States, through Q1 2023, there were seven approved therapies for AD, five addressing symptoms and two being disease-modifying treatments. These provided incomplete clinical efficacy, presented non-negligible safety risks and failed to halt disease progression. Despite these shortcomings, marketed therapies, such as Eisai and Pfizer’s Aricept, have achieved peak annual global sales of approximately USD 2.4 billion prior to loss of exclusivity. Similarly, in the treatment of PD, the current standard of care is intended only to alleviate clinical symptoms.

In July 2022, the FDA accepted Eisai Co., Ltd.’s Biologics License Application (BLA) for lecanemab, an investigational anti-amyloid beta protofibril antibody for early AD that is partnered with Biogen Inc. In September 2022, Eisai and Biogen announced that lecanemab’s confirmatory Phase 3 AD study met its primary endpoint. As a result, lecanemab was granted accelerated approval as a treatment for AD in the U.S. by the U.S. FDA on January 6, 2023. Eisai submitted a Supplemental BLA to the FDA for approval under the traditional pathway on the same day.

In Europe, Eisai submitted marketing authorization application to the EMA on January 9, 2023. In China, Eisai initiated submission of data for BLA to the National Medical Products Administration (NMPA) on December 23, 2022. On January 16, 2023, Eisai filed its marketing authorization application in Japan.

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

The Figure above also shows how our therapies are designed to intervene and prevent key pathological steps in the progression of neurodegenerative diseases. They are designed to (i) prevent initial misfolding; (ii) promote disaggregation of misfolded proteins; (iii) inhibit spreading of pathological protein to healthy cells; (iv) prevent seeding of new misfolded protein aggregates inside healthy cells; and (v) inhibit downstream neurodegeneration. This robust approach to targeting neurodegenerative diseases is enabled by our two validated technology platforms, SupraAntigen and Morphomer, which generate highly specific biologics and small molecule inhibitors that can distinguish normal from misfolded proteins and inhibit key disease pathways both inside and outside of cells.

Our strategic vision

Our goal is to continue leveraging our proprietary discovery platforms, SupraAntigen and Morphomer, to shift the treatment paradigm for neurodegenerative disease towards Precision Medicine and disease prevention. We are executing a clear business strategy built on three pillars: (i) accelerate development of novel therapeutics in AD with our partners; (ii) expand our strategic focus in Parkinson’ disease (PD) and non-AD neurodegenerative diseases, including NeuroOrphan indications and limbic-predominant age-related TDP-43 encephalopathy (LATE); and (iii) a continued focus on diagnostics enabling Precision Medicine to be an ultimate differentiator for the Company.

Figure 4: AC Immune’s three-pillar strategy

(1) Alzheimer’s disease; (2) Down syndrome; (3) alpha-synuclein; (4) TAR DNA-binding protein 43

Our three-pillar execution strategy reflects our unique Precision Medicine approach, which ultimately creates differentiation due to our ability to address the high levels of co-pathologies present in AD and other neurodegenerative diseases. Much like cancer, neurodegenerative diseases are heterogeneous and may require multiple therapeutic interventions tailored to patients’ specific disease drivers, to be used in combination in order to slow or stop the disease course. Ultimately, it is our belief that Precision Medicine will increase the chance of treatment success by enabling clinical trial participants to be better defined by their various proteinopathies, allowing for treatment with the right therapies at the right time.

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

Precision Medicine for neurodegenerative diseases

The development of therapeutics for neurodegenerative diseases is moving towards treating early-stage disease to delay or prevent progression by preserving neurological function before it is irretrievably lost. Therefore, early detection of neurodegenerative diseases will be critical to enhancing the effectiveness of both symptomatic and disease-modifying therapies.

This begins with a real challenge. The commonly used approach of taking a biopsy of the affected tissue to detect the corresponding pathology is not possible with diseases of the brain. Given these complexities, it becomes more important that we develop improved methods to fully characterize the underlying pathologies in different patients to ultimately provide better opportunities for therapeutic intervention at all stages of disease. Samples of blood or cerebrospinal fluid can be used to monitor biomarker levels indirectly but neither of these fluids provide exact anatomical information on where protein misfolding and aggregation occur.

At AC Immune, we have a strong track record in discovering highly sensitive and specific imaging agents to detect and quantify pathological proteins and their aggregated forms directly in patients’ brains using PET scans. These agents can provide critical information to confirm or exclude certain diagnoses and thus to determine which might be the most appropriate therapeutic strategy for a patient.

We are developing an integrated diagnostic and therapeutic strategy to deliver, for the first time, Precision Medicine for patients with neurodegenerative conditions. This will lead to a combination therapy approach to treat each patient's unique disease by addressing the right proteinopathy, in the right patient, at the right time.

Vaccines for Alzheimer’s and Parkinson’s disease

Consistent with this approach, we are progressing our vaccines targeting the hallmark proteins driving neurodegenerative diseases such as amyloid beta, Tau, and alpha-synuclein. Our clinical stage vaccine programs, ACI-35.030 (anti-pTau vaccine), ACI-24.060 (anti-Abeta vaccine) and ACI-7104.056 (anti-a-syn vaccine) have been shown to stimulate a patient’s own immune system to produce antibodies directed specifically against the pathological species of these target proteins.

We believe that these antibodies will modify the course of disease by supporting clearance of toxic protein aggregates (as recent clinical data from certain monoclonal antibodies have shown), or by preventing their spreading and accumulation, thereby preserving neuronal health and function. Importantly, the use of vaccines over the longer-term and in people identified as “at risk” before symptomatic disease development will provide the rational, targeted approach consistent with our Precision Medicine strategy.

Key elements of our approach include:

1.Execution on advancing our product candidates, in partnership or alone, from clinical development to regulatory approval and potential commercialization

Figure 5: Our broad and robust clinical stage pipeline

(1) Alzheimer’s disease; (2) Open label extension study is ongoing; (3) Positron emission tomography; (4) Progressive supranuclear palsy; (5) Prevention trial API-ADAD in Colombia; (6) Down syndrome-related Alzheimer’s disease; (7) alpha-synuclein; (8) Parkinson’s disease; (9) Multiple system atrophy

Our clinical stage product candidates include:

●	ACI-35.030. AC Immune and Janssen Pharmaceuticals, Inc. (Janssen), part of the Janssen Pharmaceutical Companies of Johnson & Johnson, are evaluating the anti-phosphorylated-Tau (anti-pTau) vaccine candidate ACI-35.030 in a Phase 1b/2a study in subjects with early AD (NCT04445831). Interim results show that ACI-35.030 vaccination generated a strong antigen-specific antibody response against pTau in 100% of participants, achieving anti-pTau antibody levels of about two orders of magnitude higher than pre-vaccination levels, whereas anti-ePHF (enriched paired helical filaments) antibody titers increased by one order of magnitude from baseline as early as two weeks after the second injection at week 8 of the mid-dose of ACI-35.030. Based on these results, the second highest dose cohort was expanded in Q2 2021 to facilitate plans for further late-stage development. The safety and the tolerability have been good in the study, and so far the Data Safety Monitoring Board has always stated that the trial may continue without modification. Two serious adverse events (SAEs) (injection site rash and dizziness occurring on one occasion) were considered probably/possibly related to the study active immunotherapy while none of the other 6 SAEs that occurred in the study to date were considered to be possibly or probably related to the study active immunotherapy. ACI-35.030 specifically targets pathological pTau species and is eventually intended as a disease-modifying treatment for AD and other Tauopathies.

In Q4 2022, it was announced that, based on the Phase 1b/2a interim data, ACI-35.030 had been selected for further development. New clinical data from the Phase 1b/2a trial showed that ACI-35.030 treatment rapidly leads to the strong and durable induction of antibodies specific for pathological forms of Tau such as pTau and its aggregated form, ePHF. The ACI-35.030-induced antibody response was sustained and could be periodically boosted over a period of 72 weeks. The decision to select ACI-35.030 follows the comparison demonstrating its strengths relative to an alternative anti-pTau protein conjugate vaccine, JACI-35.054.

●	ACI-24.060 for AD and for AD in DS. The original formulation of our wholly owned anti-amyloid-beta vaccine candidate was shown to be safe and well tolerated along with preliminary evidence of immunogenicity and pharmacodynamic effects in patients with AD and in people with DS. Based on these results, the optimized formulation, ACI-24.060, which incorporates Abeta unrelated T-helper cell epitopes to increase the magnitude and the boost-ability of the antibody response, was advanced into the ABATE Phase 1b/2 trial.

ABATE is a multicenter, adaptive, double-blind, randomized, placebo-controlled study designed to assess the safety, tolerability, immunogenicity, and pharmacodynamic effects of ACl-24.060 in subjects with prodromal AD and subsequently in adults with DS is ongoing. The CTA has been approved by the UK Medicines and Healthcare Products Regulatory Agency (MHRA) and by the Spanish Agency for Medicines and Health Products (AEMPS) with the first patient dosed in Q2 2022. AC Immune plans for an Investigational New Drug (IND) application in the USA in H1 2023 for the global development of the vaccine candidate.

●	ACI-7104.056. The optimized formulation of the clinically-validated PD vaccine candidate PD01, will advance into an adaptive, biomarker-based Phase 2 study following the recent clearance of the CTA. This trial will evaluate an initial dose-response of ACI-7104.056 focusing on safety and immunogenicity against a-syn and pathological a-syn species. Additionally, the identification or verification of disease-specific biomarkers and progression of motor and non-motor symptoms of Parkinson’s disease will be monitored, together with digital, imaging and fluid biomarkers, in the second part of the study. The trial initiation is anticipated in H1 2023.

●	Semorinemab. Our collaboration partner, Genentech, a member of the Roche Group, is developing semorinemab for the treatment of AD. A Phase 2 study (Lauriet) conducted in patients with mild-to-moderate AD was completed in Q3 2021 and data showed a statistically significant reduction on one of two co-primary endpoints, ADAS-Cog11. The second co-primary endpoint, ADCS-ADL, and secondary endpoints were not met. Safety data showed that semorinemab is well tolerated with no unanticipated safety signals. At CTAD 2022, Genentech presented CSF and plasma biomarkers. These data confirmed peripheral target engagement and reduction in CSF total Tau, pTau181 and pTau217, observed after semorinemab treatment but not with placebo. Genentech reported that the open label portion of the study will continue as planned and that further analyses are ongoing. Semorinemab is designed to slow the spreading of Tau pathology, which coincides with both clinical symptoms and disease progression in AD.

●	Crenezumab. In August 2022, the Company provided an update on the Alzheimer’s Prevention Initiative study evaluating crenezumab in autosomal dominant Alzheimer’s disease, a specific genetic mutation which causes early-onset Alzheimer’s disease. While numerical differences favoring crenezumab over placebo were observed across the co-primary, multiple secondary and exploratory endpoints, none of these effects were statistically significant. Initial data was presented at the Alzheimer's Association International Conference (AAIC) on August 2, 2022. Further plasma biomarker analyses presented at the CTAD 2022 conference further favored crenezumab over placebo. All participants in the study were offered up to one year of continued treatment (crenezumab for all carriers and placebo for all non-carrier) following the end of the double-blind period while primary results and additional analyses were pending. Final efficacy visits have begun.

●	Morphomer Tau aggregation inhibitors. In collaboration with our partner, Lilly, we are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD and NeuroOrphan tauopathies. We completed a Phase 1 clinical study in healthy volunteers with ACI-3024, in Q2 2020, which showed a dose-dependent exposure and brain penetration, achieving the desired levels of ACI-3024 in the CSF. Continued candidate characterization across the research program has also identified new and highly differentiated candidates with excellent cerebrospinal fluid exposure, selectivity for pathological aggregated Tau.

●	PI-2620. PI-2620 is the Tau-PET imaging agent discovered during the collaboration of AC Immune and LMI. We are working with our partner, LMI, to advance PI-2620 as a highly differentiated, best-in-class Tau diagnostic for AD as well as non-AD Tauopathies such as progressive supranuclear palsy (PSP) and corticobasal degeneration (CBD). Results have demonstrated PI-2620’s differentiated characteristics as a diagnostic tool for studying Tau-related diseases. Results on the use of PI-2620 in AD patients from an investigator sponsored Phase 2 trial at the Asan Medical Center (NCT03903211) were presented at the 2022 AAIC. Following these, LMI moved PI-2620 into late-stage clinical development in AD and made a milestone payment. The first Alzheimer’s patient in ADvance, the pivotal Phase 3 histopathology study in AD (NCT05641688) was imaged in January 2023.

●	ACI-12589. Our next-generation a-syn PET imaging tracer, derived from our Morphomer platform, has shown significant potential to reliably detect and map deposits of pathological alpha-synuclein protein in the brain. Supported by the Michael J. Fox Foundation for Parkinson’s Research (MJFF), ACI-12589, our latest diagnostic imaging agent, completed a first-in-human study and an investigator-initiated study in 2022. The readouts of these trials in patients with PD, multiple system atrophy (MSA) and other synucleinopathies were reported at the AD/PD and AAIC 2022 conferences. These images provided the first clinical proof-of-concept for an a-syn PET tracer, as ACI-12589 clearly distinguished patients with MSA from those with other alpha-synucleinopathies and healthy controls. Moreover, our Morphomer platform is delivering additional candidates with improved binding properties and the potential to image a-syn pathology in patients with PD.
2.	Expand product development into NeuroOrphan and additional neurodegenerative diseases

Beyond AD, we are pursuing additional neurodegenerative diseases such as Parkinson’s disease (PD) and NeuroOrphan indications, specifically Tau-, a-syn- and TDP-43-driven diseases, such as FTLD-Tau (e.g., PSP, CBD, FTLD-MAPT), MSA, and ALS and FTLD-TDP, respectively. As part of this strategic move, AC Immune acquired certain a-syn assets from Affiris in 2021, gaining an advanced, clinical stage and validated a-syn vaccine candidate for development against PD in the process.

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

Figure 6: Robust novel targets pipeline: diversification into non-AD1 and non-CNS2 diseases

(1) Alzheimer’s disease; (2) Central nervous system; (3) Parkinson’s disease; (4) TAR DNA-binding protein 43; (5) Limbic-predominant age-related TDP-43 encephalopathy; (6) Positron emission tomography; (7) (NOD)-like receptor protein 3; (8) Apoptosis-associated speck-like protein containing a CARD, also PYCARD

3.	Accelerating the advancement of our diagnostic portfolio

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

Figure 7: The need for Precision Medicine in AD: improved clinical trials, diagnosis and treatment of neurodegenerative diseases

(1) alpha-synuclein; (2) TAR DNA-binding protein 43; (3) Amyotrophic lateral sclerosis; (4) Limbic-predominant age-related TDP-43 encephalopathy

Refs: Attems et al., Newcastle University, AAIC 2017; Nelson et al. Brain. 2019

We are developing a suite of diagnostics designed to be first-in-class or best-in-class, which will enable improved diagnosis of pathologies, patient selection and assessment of clinical trial outcomes. We currently have four diagnostic programs in our pipeline, developed using our proprietary technology platforms and targeting the therapeutic targets: Tau, a-syn and TDP-43.

Leveraging our Morphomer platform, we are developing proprietary PET imaging diagnostics for diseases resulting from the misfolding of a-syn and TDP-43 proteins. No such diagnostics are currently available for these important pathologies and AC Immune has identified promising compounds with high affinity and target specificity, as well as favorable central nervous system (CNS) pharmacokinetic properties. In 2020, the a-syn-PET tracer won the Ken Griffin Alpha-synuclein Imaging Competition from MJFF. In 2022, the Company received a continuation grant from the MJFF for this tracer.

Our novel TDP-43-PET tracer and our antibody-based immuno-assay for biofluid detection of TDP-43 also were awarded highly competitive grants from the EU Joint Programme – Neurodegenerative Disease Research’ (JPND) in 2020, The Target ALS Foundation (Target ALS) in 2020 and 2022 and the MJFF in Q1 2023. Our diagnostics for a-syn and TDP-43, if validated clinically, could become the first in the world to effectively diagnose these proteinopathies, which are highly relevant for multiple neurodegenerative diseases.

4.Continuing to optimize our long-term growth by selectively partnering product candidates for global development and commercialization

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

Figure 8: External validation and cash generation through external collaborations1

(1) Disclosure limited due to confidentiality agreements with collaboration partners; (2) In millions; (3) Positron emission tomography; (4) In Alzheimer’s disease; (5) Phase 1 completed; (6) Equity investment; (7) Converted to CHF on date of receipt; (8) Excludes convertible note agreement of USD 50 million

For any additional product candidates targeting large markets, we may, if appropriate, selectively partner with leading companies that we believe can contribute development, manufacturing and marketing expertise, geographic reach and/or other resources that can enhance the value of our wholly-owned products. We will continue to seek to retain certain indications (e.g., NeuroOrphan) and/or geographies, such that we could begin to grow our own marketing capabilities as we develop AC Immune into a fully integrated pharmaceutical company.

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

Figure 9: SupraAntigen and Morphomer platforms: an integrated approach to CNS-specific therapies

(1) Nanomolar; (2) Picomolar; (3) Central nervous system; (4) Blood-brain barrier; (5) alpha-synuclein; (6) TAR DNA-binding protein 43

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

Product candidates generated utilizing the SupraAntigen platform include vaccines (i) ACI-35.030, which has been selected for further development based on supporting data from the Phase 1b/2a in early AD, and (ii) ACI-24.060 ABATE Phase 1b/2, study in subjects with prodromal AD and subsequently in adults with DS. Additionally, antibodies include: crenezumab in Phase 2 for AD prevention and the preclinical candidates targeting a-syn and TDP-43 for PD and NeuroOrphan indications.

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

Therapeutic product candidates generated by the Morphomer platform include our Morphomer Tau candidates, including ACI-3024. We also have Morphomer a-syn candidates and the diagnostic programs PI-2620 in Phase 3 and Phase 1 in AD and PSP, respectively, and ACI-12589 in a Phase 1 clinical trial in PD, MSA and other synucleinopathies. Finally, we also have TDP-43-PET imaging agents.

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

Figure 10: Vaccines as a new class of treatment for neurodegenerative diseases

Given the inherent advantages of vaccines compared to monoclonal antibodies, we believe that our programs could have a profound global social and economic impact as a new class of therapy for neurogenerative diseases in various settings.

In regard to treatment, vaccines have potentially improved safety and efficacy profiles. By stimulating the patient’s own immune system to produce antibodies, we believe tolerability would be enhanced by avoiding the need to introduce repeated large doses of externally manufactured antibodies. Additionally, due to their ability to target multiple epitopes with a long-lasting and consistent immune response, the polyclonal antibody response generated by a vaccine permits covering multiple pathological species of the targeted protein.

Vaccines are also much simpler to administer. They are amenable to convenient annual or biannual dosing whereas monoclonal antibodies require frequent intravenous infusions (up to twice per month). These dosing regimens position vaccines as an obvious solution for a maintenance therapy for patients who have previously achieved plaque clearance with antibodies. This approach will reduce the burden for infusion centers and enhance access to a broader patient population.

In addition to these advantages, vaccines allow for more simplified distribution logistics and cost-effectiveness. These factors are crucial to enable their global application as preventative therapies. Given the irreversible nature of neuronal damage, earlier intervention, even before symptoms become visible, promises to be the best strategy to preserve patient function and quality of life.

Figure 11: Market opportunities targeting key primary and co-pathologies

(1) Alzheimer’s Association; (2) (NOD)-like receptor protein; (3) Apoptosis-associated speck-like protein containing a CARD, also PYCARD; (4) GBD 2016 Parkinson’s Disease Collaborators Lancet Neurology 2018; (5) Limbic-predominant age-related TDP-43 encephalopathy; (6) Nelson et. al. Brain 2019; (7) TAR DNA-binding protein43; (8) National Institute of Neurological Disorders and Stroke (NINDS) Progressive Supranuclear Palsy Fact Sheet; (9) NINDS Multiple System Atrophy Fact Sheer; (10) ALS Association Rare Disease 2013; (199) NINDS Amyotrophic Lateral Sclerosis Fact Sheer; (12) Knopman and Roberts J. Mol. Neurosci. 2011

Due to the high level of co-pathologies involved in neurodegenerative diseases, future treatment paradigms may involve different combinations of disease modifiers at various stages of a disease. Therefore, combination therapies may include combinations of immunotherapies or combinations of small and large molecules targeting proteinopathies and neuroinflammation. Our therapeutic product candidates seek to modify the course of AD by intervening at an earlier stage of the disease progression, prior to irreversible neuronal damage. Beyond AD, we believe that we can leverage our proprietary platforms to generate and employ molecules that address the pathologies of other neurodegenerative diseases (See Figure above).

In support of shifting the current treatment paradigm from treatment to prevention, we are the leader in discovering new PET imaging agents to improve the timing and accuracy of diagnoses in neurodegenerative diseases. In our pipeline, we have three families of diagnostic candidates that were developed through our Morphomer platform, which target Tau, a-syn and TDP-43. We believe our Tau-PET imaging program has received external validation through our partnership with LMI, a leader in imaging agents, as well as from several investigator-sponsored trials. We are also developing a-syn and TDP-43 PET imaging agents for PD and other neurodegenerative diseases.

With our unique integrated approach focused on Precision Medicine, we believe that our diagnostic product candidate pipeline will complement our disease-modifying treatment product candidate pipeline and potentially reshape the clinical course and treatment of neurodegenerative diseases.

Our clinical programs

Anti-pTau vaccine

In collaboration with Janssen, we are advancing the anti-pTau vaccine program with ACI-35.030 that is directed against a key component of the pathology of AD: phosphorylated Tau proteins, found in Tau tangles. Developed using our SupraAntigen technology, our vaccine is designed to stimulate a patient’s immune system to produce antibodies against misfolded and phosphorylated, pathological Tau protein, which aggregates to create the neurofibrillary tangles that characterize AD.

Potential advantages of Tau vaccination over other therapeutic approaches

ACI-35.030 Tau vaccine, which is able to induce a long-lasting and boost-able antibody response, has the potential to be even more advantageous in some aspects than other anti-Tau therapeutic modalities such as small molecules or monoclonal antibodies, which typically show much shorter half-lives in vivo, requiring more frequent administration. ACI-35.030 may thus offer a more cost effective and less burdensome approach for the treatment or prevention of Tau pathology, which may be particularly relevant for addressing slow-progressing chronic neurodegenerative Tauopathies such as AD.

Clinical development

ACI-35.030

ACI-35.030 is an optimized liposomal anti-pTau vaccine formulation designed to elicit antibodies against extracellular pTau protein in order to prevent and reduce the spread and development of Tau pathology within the brain. In preclinical studies, ACI-35.030 showed that it retains the excellent non-clinical safety profile and the highly specific antibody response against pTau observed with the initial formulation, ACI-35, while demonstrating an enhanced and more uniform antibody response. We are developing ACI-35.030 with Janssen in accordance with our collaboration agreement.

Mechanism of action

●	ACI-35.030 comprises a pTau peptide and a T-cell epitope capable of binding to human leukocyte antigen-major histocompatibility complex, class II (HLA-DR) molecules.

●	In rhesus monkeys, ACI-35.030 induced IgG antibodies with a strong specificity towards the pTau peptide with a very low to absent binding to the non-pTau peptide (Figure 12). This is meaningful as Tau hyper-phosphorylation is considered an early event in the development of Tau pathology, occurring even several decades before the onset of Tau deposits.

Figure 12: pTau-specific IgG titers in Non-Human Primate (NHP) induced by ACI-35.030 and JACI-35.054

Ref: Kosco-Vilbois, CTAD 2022

●	Sera from rhesus monkeys immunized with ACI-35.030 binds specifically to pathological Tau in brain sections with AD as compared to healthy human brain tissue (Kosco-Vilbois, KOL event ‘Untangling’ Tau Pathology to Treat Alzheimer’s and Neurodegenerative Diseases NYC, Nov 2019)
●	Epitope mapping analyses revealed that immunization of NHPs with ACI-35.030 induces a wide range of antibodies covering the pTau antigenic sequence (Kosco-Vilbois, CTAD 2022).

JACI-35.054

JACI-35.054 is an alternative pTau vaccine, which is developed with Janssen in accordance with our collaboration agreement. In preclinical studies, JACI-35.054 showed good safety, and induced a strong antibody response against pTau.

Mechanism of action

●	JACI-35.054 is an alternative anti-pTau vaccine comprising a pTau peptide antigen conjugated to an immunogenic carrier protein CRM197, combined with adjuvants.
●	CRM197 is a well-defined recombinant protein that is a commercially available version of a non-toxic mutant of diphtheria toxin (DT) A chain and has been shown to be a safe carrier protein in commercial prophylactic vaccines and clinical trials for a plethora of different vaccine candidates.
●	Immunization of rhesus macaques with JACI-35.054 induces antibodies that bind to pathological Tau structures in human AD brain, and bind similarly to pTau and non-pTau peptides (Figure 12).

In Q4 2022, it was announced that, based on the Phase 1b/2a interim data, ACI-35.030 has been selected over JACI-35.054 for further development.

Clinical development

Phase 1b/2a study

The Phase 1b/2a study (NCT04445831) is a randomized, multicenter, double-blind, placebo-controlled clinical study with a primary objective to assess the safety, tolerability and immunogenicity of different dosages of ACI-35.030 and JACI-35.054 in participants with early AD. Secondary objectives assess additional immunogenicity parameters, while exploratory endpoints include notable biomarkers of progression of AD as well as clinical assessments. This Phase 1b/2a study evaluating ACI-35.030 and JACI-35.054 was initiated in Q3 2019 and is currently ongoing in Europe.

Safety

The recruitment has been completed in the Phase 1b/2a study where 57 subjects have been randomized, of which 41 subjects have been randomized into the Cohort 1 (low-, mid-, or high- dose levels of ACI-35.030 or placebo), and 16 subjects have been randomized into the Cohort 2 (low- or mid-dose levels of JACI-35.054 or placebo). The active/placebo ratio is 3:1 in each Cohort. To-date, eight SAEs have been reported in 6 out of total 57 participants in this study. Two SAEs (injection site rash and dizziness occurring on one occasion) were considered probably/possibly related to the study vaccine. None of the other SAEs were considered to be possibly or probably related to the study vaccine. These SAEs were acute diverticulitis, flare of diverticular disease/diverticulitis, left calf pain due to thrombosed popliteal aneurysm, popliteal aneurysm (both popliteal aneurysms occurred in the same participant), sick sinus syndrome, and lumbar disc prolapse. These SAE were observed in cohort 1 where subjects are receiving either ACI-35.030 or placebo, except the case of lumbar disc prolapse that was observed in cohort 2 where subjects are receiving either JACI-35.054 or placebo.

Antibody response (interim)

Based on interim results from all three dose-level sub-cohorts, in all patients after the first injection ACI-35.030 treatment led to the strong induction of antibodies specific for pathological forms of Tau such as pTau and its aggregated form, ePHF (Figure 13). Anti-pTau IgG titers increased by two orders of magnitude from baseline two weeks after the first injection of the mid-dose of ACI-35.030 and boostable following additional dosing at weeks 8, 24 and 48. Anti-ePHF IgG titers increased by approximately one order of magnitude from baseline as early as two weeks after the second injection at week 8 of the mid-dose of ACI-35.030. The anti-ePHF IgG response was high and boostable following additional dosing at weeks 8, 24 and 48, with a sustained response up to week 74. In contrast, the anti-Tau IgG response decreased from week 2 onwards. Together these data indicate that ACI-35.030 preferentially targets pathological Tau species over non-pathological Tau. Immunization with ACI-35.030 showed class-switching from IgM to IgG. Interim safety data further support ACI-35.030’s favorable safety and tolerability profile.

Figure 13: ACI-35.030: Potent antibody response with preference for pathological Tau

Fast, high, phospho-Tau-specific, and boostable antibody response

(1) phosphorylated Tau; (2) Enriched paired helical filaments; (3) at weeks 2 and 10; (4) at week 10

Ref: Streffer, CTAD 2022

High responder rates were observed after the first, and all following vaccinations, across all dose levels. A 100% response rate for pTau was observed at the mid-dose at all time points measured. A higher responder rate on ePHF was observed for the mid-dose compared to the high dose at all time points measured.

Figure 14: Comparison of the anti-Tau and anti-ePHF IgG antibody response profiles to ACI-35.030 and JACI-35.054

(1) ACI-35.030 original sub-cohort 1.2 data; (2) Enriched paired helical filaments; (3) phosphorylated Tau; (4) Alzheimer’s disease; (5) Antibody

Ref: Streffer, CTAD 2022

As seen in the Figure above, the antibody response induced by ACI-35.030 mid-dose preferentially targets pathological Tau species (ePHF) over normal Tau, whereas the antibody response induced by JACI-35.054, a conjugate vaccine, targets both normal Tau and pathological Tau. ACI-35.030 induced anti-ePHF antibodies with longer apparent half-lives, less variability and lower peak-to-trough ratios than those induced by JACI-35.054. ACI-35.030 induced anti-ePHF antibodies in 100% of patients after 1st injection of ACI-35.030 compared to 50% with JACI-35.054.

Binding analyses show that the polyclonal antibodies induced by ACI-35.030 bind preferentially to pTau peptide without binding to the truncated C-terminal end of the peptide (see Figure below). In contrast, JACI-35.054 induces antibodies mostly binding to the very C-terminus of the peptide in a non-phospho specific manner. Together, these data indicate that the presentation of the B-cell peptide upon the surface of the liposomes in ACI-35.030 drives the antibody response towards pathological Tau species.

Figure 15: Mode of binding of antibodies induced by ACI-35.030 and JACI-35.054 towards pTau and Tau peptides

Ref: Streffer, CTAD 2022

The polyclonal sera from 7/8 subjects immunized with either ACI-35.030 (mid-dose) or Placebo, and from 8/8 subjects immunized with JACI-35.054 (low dose) or Placebo, were analyzed for their binding profiles to the pTau or Tau peptide, either without or including 1 additional amino acid (1aa) onto the C-terminal end of the peptide.

ACI-24.060

ACI-24.060 derives from an original AC Immune anti-amyloid-beta vaccine, ACI-24, that was assessed in patients with AD and in subjects with DS. As ACI-24 was shown to be safe and well tolerated with preliminary evidence of immunogenicity and pharmacodynamic effects in these two study populations, the optimized version ACI-24.060 was created. ACI-24.060 contains additional Abeta unrelated T-helper cell epitopes and has demonstrated similar safety and tolerability in NHPs with superior immunogenicity in mouse and NHP studies as compared to the original ACI-24.

The aim of the vaccine is to stimulate the patient’s immune system to produce and maintain antibodies that bind and remove pathological Abeta with the goal to prevent plaque accumulation and enhance clearance of toxic Abeta species. The Company is pursuing clinical development of ACI-24.060 in early AD as well as the population of people living with DS exhibiting the presence of brain amyloid pathology.

ACI-24.060 is proprietarily owned.

Mechanism of Action

●	ACI-24.060 consists of an immunogenic peptide (Pal1-15) containing the amino acid sequence 1-15 of the human Abeta1-42 protein, an antigenic peptide with Abeta unrelated T-helper cell epitopes and an adjuvant, formulated together as a liposomal suspension. In this formulation, the immunogenic peptide, Pal1-15, is presented to B cells of the immune cells on the surface of the liposomes in a conformational format mimicking the pathological form of the protein. This presentation optimally drives antigen-specific antibody responses that bind to the pathological forms of Abeta (i.e. oligomeric and pyroglutamate (pyroGlu) Abeta). The incorporation of the Abeta unrelated T-helper cell epitopes aims to prime, boost and maintain a strong anti-Abeta IgG response while preserving the well tolerated safety profile observed with the original formulation of ACI-24;
●	In preclinical proof of concept studies in models of Abeta pathology, vaccination with the immunogen, Pal1-15 in the original ACI-24 formulation demonstrated anti-Abeta IgG titers with concomitant plaque reduction and restoration of memory;
●	In preclinical safety studies, vaccination of NHPs with ACI-24.060 led to the anticipated enhanced anti-Abeta IgG titers (as compared to ACI-24) while maintaining with boosting effect the favorable safety profile, confirming the suitability to add the Abeta-unrelated T-helper cell epitopes to the vaccine;
●	Furthermore, assessment of the kinetics and binding profile of the antibodies elicited by vaccination of NHPs with ACI-24.060 demonstrated enhanced antigen specific antibody titers with immunization as well as target binding to Abeta oligomers and pyroGlu Abeta (antibody titers against pyroGlu Abeta shown in the Figure 16);
●	Target engagement was confirmed in situ using sections from AD patients in which sera from the NHPs vaccinated with ACI-24.060 bound to the Abeta plaques while showing no reactivity to other tissues.

Figure 16: Abeta1-42 and pyroGlu Abeta IgG titers in NHP vaccinated with ACI-24.060

Ref : Fiorini, AAIC 2022

ABATE Phase 1b/2

ABATE Phase 1b/2 study design

The ABATE clinical study (NCT05462106) is a multicenter, adaptive, placebo-controlled, dose-escalation, double-blind, randomized study containing two parts.

Study part 1:

Study part 1 is currently conducted in subjects with prodromal AD to assess the effect of study treatment (ACI-24.060 or placebo) administered over 48 weeks.

The study drug is being administered via intramuscular injections. Initially, a low dose of ACI-24.060 will be tested.

Randomized AD subjects receive five study drug injections (ACI-24.060 or placebo) at weeks 0, 4, 12, 24, and 48. For each study subject, the treatment period will be followed by a 26-week follow-up period.

Up to four cohorts may be included in study part 1. Each cohort will differ from the others in terms of the dose per injection and/or the administration regimen with the possibility to expand any cohort at any time point to better understand antibody response and/or safety and tolerability. The initiation of randomization in the subsequent cohort(s) will be based on interim safety and tolerability data review from the previous cohort(s) and Data and Safety Monitoring Board (DSMB) approval.

Interim analyses will be conducted in each cohort at different predefined study time points.

Study part 1 is conducted in several centers located in the UK and Europe.

Study part 2:

Study part 2 will be conducted in up to 80 non-demented adult subjects with DS and with confirmed presence of amyloid pathology by PET scan to assess the effect of study treatment (ACI-24.060 or placebo) administered over 74 weeks.

Randomized subjects with DS will receive their first five injections (ACI-24.060 or placebo) according to the same schedule administered in part 1, at weeks 0, 4, 12, 24, 48, plus an additional injection at week 74 in order to boost/maintain the response. For each study subject, the treatment period will be followed by a 26-week follow-up period.

Randomization in study part 2 will be initiated with a dose of ACI-24.060 that has been shown to be immunogenic, safe and well tolerated in AD subjects.

The dose level of ACI-24.060 may need to be adjusted in the DS study population based on immunogenicity and safety/tolerability data.

Interim analyses may be conducted at different predefined study time points, during the treatment period and during the follow-up period.

Study part 2 will be conducted in the UK, Europe and the U.S.

The Company’s CTA received approval from the UK MHRA in Q2 2022 and from the AEMPS in Q3 2022 to initiate development of the optimized formulation of ACI-24 in patients with prodromal AD and in adult subjects with DS with presence of brain amyloid pathology.

The first dosing in study part 1 occurred in Q2 2022.

ACI-24 development in AD in DS

The AD pathology that commonly develops in people with DS bears remarkable similarities to familial and sporadic forms of AD and is characterized by a progressive accumulation of brain Abeta amyloid plaques leading to the appearance of AD-related cognitive decline and a modification of other relevant biomarkers. The Company is pioneering the development of its anti-amyloid-beta vaccine in AD patients and subjects with DS.

Individuals with DS have an extra copy of chromosome 21, which is where the gene for amyloid precursor protein (APP) resides. These individuals develop AD at a rate that is three to five times that of the general population and develop the disease at a much younger age. At autopsy, AD pathology has been reported in 80% of people with DS over the age of 40 and 100% over the age of 60 years. The prevalence of AD in people with DS is more than 50% over the age of 50 and 75–100% over the age of 60 years (Strydom, 2018). It is estimated that there are six million people with DS worldwide, with 250,000 in the U.S.. Preclinical results published by AC Immune in collaboration with Dr. Mobley of the University of California, San Diego in March 2016, showed, in a DS mouse model (Ts65Dn), a significant 20% memory improvement and a 27% reduction of Abeta in the brain following vaccination with ACI-DS-01, the mouse equivalent of ACI-24.

ACI-7104.056 – anti-a-syn vaccine

Neurodegenerative conditions with a-syn accumulation, such as PD, are increasingly linked to dementia and movement disorders in the aging population.

ACI-7104.056 is an optimized peptide-conjugate vaccine formulation designed to induce a-syn-specific antibodies recognizing aggregated a-syn species that have been demonstrated to be toxic to neurons. In contrast, ACI-7104.056-induced antibodies do not bind to the monomeric, physiological form of a-syn and do not cross-react with other members of the synuclein family such as beta- and gamma-synuclein.

A substantial package of preclinical and clinical data has been generated with PD01 (predecessor of ACI-7104.056). This candidate was tested in two different transgenic mouse models of PD and Dementia with Lewy bodies (DLB), the mThy1- and the PDGF-human a-syn transgenic mice. Active vaccination with PD01 resulted in decreased a-syn pathology in brain areas most affected by transgene overexpression, including the substantia nigra and the striatum. This decrease was accompanied by a reduced neurodegeneration in both in vivo models and by improvements in motor and memory deficits in the mThy1 and the PDGF-human a-syn transgenic mice, respectively.

PD01 was the first vaccine candidate against pathological a-syn to be tested in a clinical study involving patients with early PD. A series of Phase 1 studies were completed in June 2018. The start of the Phase 2 trial in early PD patients to evaluate ACI-7104.056 is scheduled to commence in H1 2023.

Mechanism of action

●	ACI-7104.056 comprises a short engineered antigenic a-syn peptide. This peptide coupled to a carrier protein facilitates the induction of an a-syn-specific antibody response that binds to toxic aggregated a-syn species with high selectivity (Mandler-M et al., Acta Neuropathol. 2014).
●	Vaccination of wild-type and transgenic mice, resulted in high antibody titres in plasma, which crossed into the cerebrospinal fluid (CSF) and recognized a-syn aggregates. Vaccination resulted in a decreased aggregation and accumulation of a-syn oligomers in brains of transgenic animals (Mandler-M et al., Acta Neuropathol. 2014).
●	Clearance of a-syn was accompanied by reduced neurodegeneration in both in vivo models and by improvements in motor and memory deficits the mThy1 and the PDGF-human a-syn transgenic mice, respectively (Mandler-M et al., Acta Neuropathol. 2014).

Clinical development

Phase 1 study design

The safety, tolerability and immunogenicity of the ACI-7104.056 predecessor a-syn vaccine were studied over a three-and-a-half-year period in 24 early PD subjects and have been previously published (Volc et al., The Lancet

Neurology 2020). There were four consecutive studies in this group of patients, with patients randomized to receive a lower or higher dose of the alpha synuclein vaccine. After four priming doses, subjects were re-randomized to receive a booster injection at one of the two doses, followed by a second booster injection at the high dose.

Safety

This Phase 1 study series demonstrated a favorable long-term safety profile for PD01.

Antibody response

PD01 induced a long lasting and boostable antibody response (Figure 17, left). Such induced antibodies have been shown to bind preferentially the aggregated species of a-syn. The induced antibodies were also demonstrated to bind to a-syn aggregates in human PD and DLB brain tissue.

Pharmacological and clinical effect

Evidence for in vivo target engagement and signals for clinical efficacy have been observed in these Phase 1 studies in PD, as immunization was associated with a decrease in oligomeric a-syn in CSF of treated patients and with a stabilization of clinical scores as shown by the MDS-UPDRS part 3 scores (Volc et al., The Lancet Neurology, 2020). Post hoc analyses of this study series delivered highly encouraging data with respect to target engagement and identification of a potential biomarker for PD, including:

●	In vivo target engagement of induced antibodies was demonstrated by lowering of oligomeric a-syn in CSF of vaccinated subjects (Figure 17, middle).
●	A highly significant correlation between oligomeric a-syn concentration in CSF and MDS-UPDRS 3 score (motor-symptoms) in PD patients at baseline was shown for the first time.
●	The reduction of oligomeric a-syn in CSF correlated significantly with clinical improvement, the changes in MDS-UPDRS 3 score over time (Figure 17, right).

Figure 17: Pharmacokinetic and pharmacodynamic effect of PD01 vaccination in early PD patients

(3) Data from 75 ug dose group; (4) Cerebrospinal fluid; (5) Change in oligomeric a-syn calculated at week 26, change in UPDRS III calculated at week 100; (6) Unified Parkinson’s Disease Rating Scale

Ref: Volc et al., Lancet Neurology, 2020

These combined data provide a validation of the role of a-syn in disease progression and demonstrate that a-syn directed vaccination has the potential to positively impact clinical outcome. These data also provide an excellent basis for design of the planned Phase 2 study of ACI-7104.056.

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

Figure 18: Alleviation of Tau pathology in models of AD

Representative images of hippocampal coronal sections from human Tau-P301L transgenic mice treated with (A) control antibody or (B) semorinemab, and immunostained for pathological Tau deposits

Ref: Ayalon et al., Science Trans. Med., 2021

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

Figure 19: Phase 1 pharmacokinetic and plasma Tau results

Ref: Kerchner et al., CTAD 2017

A Phase 2 clinical trial (Tauriel) commenced in Q4 2017 with the dosing of the first patient. This multicenter trial, which enrolled 457 participants, assessed the safety, tolerability and efficacy of semorinemab in people with prodromal-to-mild AD. Participants received one of three active doses or a placebo for 72 weeks, followed by a 96-week optional open-label extension (OLE). Primary endpoints included safety assessment and the composite functional and cognitive endpoint CDR-SB score.

In September 2020, the Company reported that Genentech informed us of top line results which showed that semorinemab did not meet its primary efficacy endpoint of reducing decline on CDR-SB compared to placebo. Two secondary endpoints, Alzheimer’s Disease Assessment Scale-Cognitive Subscale 13 (ADAS-Cog13) and Alzheimer’s Disease Cooperative Study Group – Activities of Daily Living Inventory (ADCS-ADL), were also not met. The primary safety endpoint was however met.

Further analyses revealed a dose-dependent increase in serum pharmacokinetics and evidence of target engagement, measured by an increase in plasma Tau levels, which is consistent with previous Phase 1 study results.

A second Phase 2 trial (Lauriet) was initiated in Q1 2019. This was a multicenter study enrolling 272 participants, and was designed to evaluate the clinical efficacy, safety, pharmacokinetics and pharmacodynamics of semorinemab in patients with moderate AD [Mini Mental State Examination (MMSE) 16–21, CDR-GS 1 or 2]. The study consisted of a screening period, a double-blind treatment period of 49 or 61 weeks, an optional OLE period, and a follow-up period, with the 11-item Alzheimer’s Disease Assessment Scale-cognitive subscale (ADAS-Cog11) and Alzheimer’s Disease Cooperative Study-Activities of Daily Living tools serving as the primary endpoints, and CDR-SB, MMSE and safety as secondary endpoints. Primary completion (last patient, last visit of the double-blind portion of the study) was in Q3 2021.

In August 2021 the Company reported that Genentech had informed the Company that the Lauriet study had met one of its co-primary endpoints, ADAS-Cog 11. The second co-primary endpoint, ADCS-ADL, was not met. Safety data showed that semorinemab was well tolerated with an acceptable safety profile and no unanticipated safety signals. In November 2021, the Company reported that Genentech had presented the full top-line data from the Lauriet study during a late-breaking session at the 14th Clinical Trials on Alzheimer’s Disease conference.

272 subjects were randomized into the study and 267 dosed. 49 study centers participated in the U.S., France, Spain and Poland. In a modified intent to treat (mITT) population of all trial participants who had received at least one dose of study drug and had at least one post-baseline ADAS-Cog 11 assessment, there was a 42.2% slowing of cognitive decline compared to placebo, the result being highly statistically significant (p=0.0008).

Figure 20: Positive effect of semorinemab on cognition assessed by ADAS-Cog11

Ref: Monteiro et al., CTAD 2021

The effect on ADAS-Cog 11 was consistently seen at around the same magnitude in subgroup analyses looking at subjects with higher or lower baseline severity assessed by MMSE, brain Tau load assessed by GTP1-PET and different ApoE genotypes. The effect on ADAS-Cog11 was driven by an effect on memory items in the scale. No changes were apparent in the reported functional measures including the co-primary endpoint ADCS-ADL, and the secondary endpoint, CDR-SB, and there was no significant effect in the other secondary endpoint, the MMSE. The reason for the lack of functional effects is unclear. Regular interim analyses in the ongoing extension study are being made to test for later effects on function.

Plasma Tau rose markedly during the study confirming peripheral target engagement, with serum levels of semorinemab in the expected range. The ratio of CSF to plasma semorinemab concentration was 0.29%, in the expected range for similar monoclonal antibodies (Figure 21).

Figure 21: Plasma pharmacodynamics from all patients of the Lauriet study

Ref: Schauer et al., CTAD 2022

There was no apparent effect on global or regional brain Tau load assessed by GTP-1 PET. However, CSF biomarker data were presented by Genentech at CTAD 2022 (Figure 22) and showed statistically significant reduction in pTau181, pTau217 and total Tau, but not N-terminal Tau. These results were similar to those observed in the Tauriel study.

Figure 22: CSF Tau pharmacodynamics pre- and post-treatment with semorinemab (at week 49 or week 61)

CSF N-terminal tau (pmol/L)
CSF ptau181 (pg/mL)
CSF ptau217 (pg/mL)
CSF total tau (pg/mL)
Placebo
Semo 4500 mg
Absolute Value
Pre-Tx
Post-Tx
Percent change ± SE
3%
2%
-1%
-14%
19%
-27%
1%
-12%
Placebo
Semo
Treatment

Ref: Schauer et al., CTAD 2022

Safety data indicated that semorinemab was well tolerated, with no difference in the frequency of serious or non-serious adverse events or discontinuations due to adverse events. Infusion related reactions were more common in the semorinemab group compared to placebo (10.4% vs 3.8%, respectively). None were Grade 3 or higher (i.e. severe) in intensity.

Semorinemab’s results provide the first positive cognitive results for an anti-Tau mAb therapy in AD.

Crenezumab

Crenezumab is a humanized, conformation-specific monoclonal antibody that targets misfolded Abeta and has a broad binding profile. Crenezumab was developed using our proprietary SupraAntigen platform. In 2006, we licensed crenezumab to Genentech, a company with a long history of developing and commercializing innovative biologics.

Mechanism of action

●	Crenezumab binds to multiple forms of Abeta, particularly oligomeric forms, which it binds to with ten times higher affinity than to monomers. This is a desirable property since oligomeric forms of Abeta are believed to be principally responsible for neurotoxicity in AD.

●	Crenezumab localizes to brain regions rich in oligomers, including the halo around plaques and hippocampal mossy fibers, but not to vascular Abeta (Maloney et al., 2019).
●	Crenezumab was designed with an IgG4 backbone to reduce effector function on microglia compared with an IgG1 backbone, and to clear Abeta from the brain while limiting inflammation by minimizing FcγR-mediated inflammatory activation of microglia (Adolfsson et al., J. Neurosci 2012).
●	The potential for a better safety profile derived from a human IgG4 rather than a IgG1 backbone has been born out in practice by the safety findings from multiple Phase 1, 2 and 3 clinical studies of crenezumab, in which, following either single or multiple doses, no increase in ARIA-E was reported (Cummings et al., 2014 and Cummings et al., 2018).
●	Due to its capacity to bind to multiple forms of Abeta, with 10-fold higher specificity for oligomers, which are thought to be the most toxic species, crenezumab also protects against oligomer-induced neurotoxicity.
●	Linked to its unique epitope, crenezumab has been shown to promote disaggregation of existing Abeta aggregates and to disrupt their assembly, preventing amyloid plaque formation. The crystal structure reveals binding interactions that are consistent with this flexible binding profile and provides further explanation for crenezumab’s ability to block aggregation and to promote disaggregation. (Adolfsson et al., J. Neurosci 2012 and Ultsch et al., Sci. Rep.,2016).

Summary of activity in patients with milder AD (MMSE 22–26) in Phase 2 clinical trials

●	In the proof-of-concept Phase 2 studies of crenezumab, a positive trend in cognition was observed, with a greater effect on cognition in patients with a milder stage of AD (MMSE 22–26).
●	In the ABBY cognition study, there was a statistically significant 35% reduction in the rate of cognitive decline in the non-pre-specified milder AD patient population (MMSE 22–26) for the high-dose arm.
●	In the BLAZE biomarker study, the high-dose arm showed a consistent trend of reduced Abeta accumulation in the brain over time, as shown in two independent exploratory analyses of florbetapir-PET data. In addition, results have shown that crenezumab has the ability to enhance the removal of these proteins from the brain as evidenced by a significant increase in CSF Abeta, confirming target engagement by crenezumab.

Favorable safety profile allowing for higher dosing

●	Phase 2 data from ABBY and BLAZE studies suggested that there were no imbalances in overall rate of AEs, and these were not dose-related, with only one case of asymptomatic ARIA-E (0.4% in ABBY, 0.3% on active pooled) in patients treated with crenezumab. AEs also included inflammation of the throat and nasal passages, urinary tract infections and upper respiratory infections. However, no patients in the studies experienced SAEs that were believed related to the administration of crenezumab.
●	A Phase 1 study with higher doses of crenezumab up to 120 mg/kg showed good tolerability with no investigator assessed drug-related SAEs and no events of ARIA-E, supporting the dose of 60 mg/kg in the Phase 3 CREAD clinical trials.
●	The good safety profile and lack of induction of ARIA-E was confirmed in the Phase 3 CREAD and CREAD 2 studies, as well as the API prevention study in which there was no increase in incidence of SAEs compared with placebo.
●	As of 2019, two Phase 3 clinical trials, CREAD and CREAD 2, in patients with prodromal-to-mild AD were discontinued after an interim analysis of the CREAD study conducted by our collaboration partner Genentech (Ostrowitzki et al., JAMA Neurology 2022). Crenezumab has also been evaluated in a Phase 2 clinical prevention trial in Colombia, which has enrolled 252 cognitively healthy individuals of whom 169 are genetically predisposed to develop early AD.

Clinic

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

ABBY study results

In the ABBY study, a positive trend in cognition was observed with a greater effect on cognition in patients with a milder stage of AD (MMSE 22–26), although the study did not meet its co-primary endpoints in patients with mild-to-moderate AD (MMSE 18–26). There was no significant change in cognition in patients who received low-dose subcutaneous crenezumab. Results of an exploratory analysis of the high-dose intravenous arm demonstrated that patients with the mildest cognitive impairment at screening (MMSE 22–26) showed a statistically significant 35% slowing of the rate of cognitive decline over 73 weeks. The effect became greater over time as shown by the increasing separation of the crenezumab (solid line) and placebo (dashed line) curves in the Figure below. The milder group was not pre-specified, meaning the group of patients with milder AD was not identified before commencing the Phase 2 clinical studies.

Figure 23: ABBY high-dose arm: Change in ADAS-Cog 12

Ref: Cummings et al., AAIC 2014

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

BLAZE study results

The primary endpoint of change in brain amyloid load by florbetapir-PET was not met, but the study was not powered to detect statistically significant results. However, positive trends were observed as shown below in exploratory analyses of the BLAZE amyloid PET results using a white matter reference region, which is considered a more sensitive approach for longitudinal studies. These analyses, conducted independently by two laboratories, the Banner Alzheimer’s Institute and MNI Laboratories, produced analogous results, with a trend in the reduction of Abeta accumulation observed in the high-dose arm. As described below, a similar result was obtained in the Phase 3 studies.

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

Phase 1b study to explore higher doses

To explore safety at higher doses, crenezumab was tested in a Phase 1b dose-escalation clinical study (NCT02353598) conducted in the U.S.. This randomized, placebo-controlled, double-blind, four parallel-arm study evaluated the safety and tolerability of at least four doses of intravenous crenezumab in 77 patients with mild-to-

moderate AD (MMSE 18–28) between the ages of 50 and 90 years. An optional OLE stage was offered to patients after completion of the double-blind stage of the study. At the 2017 AAIC meeting, Genentech presented the results of the four cohorts with mild-to-moderate AD. No dose-limiting toxicities were observed at crenezumab doses of 30, 45, 60 and 120 mg/kg. No events of ARIA-E were observed and only few patients (6 of 75) showed asymptomatic ARIA-H. The pharmacokinetic profile of crenezumab was dose-proportional up to the 120 mg/kg dose, with the 60mg/kg dose being selected for the Phase 3 CREAD and CREAD 2 studies.

Phase 2 AD prevention study

There is increasing understanding from studies in patients at risk of AD due to genetic mutations that the accumulation of Abeta in the brain is a very early event in the condition, starting approximately 25 years before symptoms develop (McDade et al. 2018). To treat the underlying amyloid pathology effectively it may therefore be necessary to use anti-amyloid therapies in a preventive mode, starting in patients in whom symptoms have not yet emerged.

In 2012, crenezumab was independently selected from among 25 product candidates for use in the first-ever AD prevention study of its kind. The study, a collaboration worth USD 100 million between the NIH, Banner Alzheimer’s Institute and Genentech, is the cornerstone of the global Alzheimer’s Prevention Initiative (API). Family members usually develop symptoms before the 45 years of age. 252 subjects were enrolled.

Figure 24: Crenezumab AD prevention trial (Alzheimer’s Prevention Initiative AD/AD): unique population to study prevention treatment

(1) Mild cognitive impairment; (2) Alzheimer’s disease; (3) Presenilin-1

Ref: McDade et al., Neurology, 2018

169 carriers of the PSEN1 E280A mutation, who did not have mild cognitive impairment or dementia, were randomized to receive crenezumab (85 subjects) or placebo (84 subjects). A separate group of non-carriers (83 subjects) received a placebo. The mean age of the mutation carriers was 37 years old. This was approximately seven years before the median age for development of mild cognitive impairment.

Subjects were followed under treatment for 5-8 years, with the double-blind treatment continuing until the last subject received treatment for 5 years.

Primary endpoints were the annualized rate of change in the API autosomal dominant AD (ADAD) composite score and the Free and Cued Selective Reminding Test Cueing Index (FCRST). The latter scale was promoted to a coprimary endpoint after a blinded interim analysis had indicated less decline than expected on the composite endpoint.

Numerical differences favoring crenezumab were observed consistently across a wide range of clinical and biomarker endpoints. Plasma Abeta40 and Abeta42 rose throughout the study indicating peripheral target engagement. Only a small difference favoring crenezumab was observed in amyloid PET scan measures of fibrillary amyloid. Numerical differences favoring crenezumab compared to placebo were seen for clinical scales including both the two primary endpoints (i.e. API ADAD composite score, FCRST). Results did not reach statistical significance. However, the power to detect differences with statistical significance was low due to the lower and more variable rate of decline observed compared to that predicted at the start of the study. This effect may have been related to the younger and earlier stage of the condition in the subjects recruited compared to the population in the natural history study used to power the study.

Numerical changes favoring crenezumab were also seen for the secondary endpoints including time to MCI/dementia due to AD, CDR-SB, time to non-zero score on CDR Global Score and RBANS total score. Similarly, numerical differences favoring crenezumab were seen across all reported biomarkers including Tau and FDG measures, CSF biomarkers, including pTau 181 and t-Tau, NfL and plasma pTau 181, pTau217, NfL, GFAP, YKL-40 and sTREM2. Only plasma GFAP reached statistical significance (p=0.04, not corrected for multiplicity).

The dose of crenezumab was raised seven-fold during the study in response to emerging data from Phase 2 that higher doses may be more effective. The initial dose of 300mg subcutaneously injected every two weeks was increased to a maximum dose of 60mg/kg injected intravenously once monthly. On average, subjects were exposed to intravenous dosing for less than half of the treatment period.

Tolerability was good, with low rates of ARIA, no instances of ARIA-E and no macrohemorrhages. All mutation carriers may continue to receive crenezumab while the data are further analyzed.

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

In January 2019, we announced that Roche, the parent company of our collaboration partner, is discontinuing the CREAD and CREAD 2 (BN29552 and BN29553) Phase 3 studies of crenezumab in people with prodromal-to-mild sporadic AD. The decision came after an interim analysis of the first CREAD study conducted by the IDMC, which indicated that crenezumab was unlikely to meet its primary endpoint of change from baseline in CDR-SB score.

As presented at CTAD 2019, target engagement was observed with increases in levels of Abeta1–42 in blood and CSF. As shown in the Figure below, the number of subjects available for analysis fell significantly after the baseline. Due to the early termination of the studies, data at the 2-year time point was only available for 17 of the 139 crenezumab subjects in whom CSF Abeta was analyzed at baseline.

Figure 25: CSF total Abeta42 and total Abeta change from baseline, pooled CREAD/CREAD2 results

Ref: Bittner et al., CTAD 2019

Reduced accumulation of Abeta in the brain on florebetapir amyloid PET scans was observed, with a pattern very similar to that observed in the Phase 2 BLAZE studies.

Figure 26: [18F] Florbetapir amyloid PET standard uptake value ratio (SUVR) change from baseline, pooled CREAD/CREAD2

Ref: Bittner et al., CTAD 2019

A numerical trend to reduction in level of total Tau and phospho-Tau 181 (pTau181) in the CSF in patients on crenezumab compared with placebo was observed although the small numbers in the analysis due to early termination of the studies preclude firm conclusions from being drawn.

Figure 27: CFS total Tau and pTau181 change from baseline, polled CREAD/CREAD2

Ref: Bittner et al., CTAD 2019

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

Figure 28: Exploratory biomarkers: Roche NeuroToolkit

Ref: Bittner et al., CTAD 2019

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

Morphomer Tau

Approximately 2,200 compounds have been screened thus far for the Morphomer Tau program. This has allowed for the identification of several chemical series of orally bioavailable small molecules with suitable CNS properties. The lead compounds displayed selectivity for binding to pathological Tau aggregates in preference to other protein aggregates. In addition, the lead compounds were able to prevent Tau aggregation and promote its disaggregation. Further characterization using multiple orthogonal in vitro, ex vivo and in vivo tests addressing pharmacology absorption, distribution, metabolism, and excretion (ADME), and safety properties led to the identification of the first clinical candidate ACI-3024.

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

The in vivo efficacy of ACI-3024 was evaluated in the Tg4510 mouse model (Ramsden et al., 2005). In vivo treatment of Tg4510 transgenic mice with ACI-3024 reduced aggregated and insoluble hyper-phosphorylated Tau. Immunohistochemistry analysis of misfolded Tau using an MC1 antibody in Tg4510 brain sections of the same mice treated with ACI-3024 showed reduction of misfolded Tau. These effects were proportional to the plasma concentration of ACI-3024.

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

Effect on neuroinflammation

ACI-3024 efficacy on pathological Tau-induced neuroinflammation was assessed in vitro and in vivo. In vitro, ACI-3024 induced a potent reduction of Tau-induced neuroinflammation markers. In vivo, in Tg4510 mice, treatment with ACI-3024 overall reduced microgliosis, most likely as a downstream consequence of reducing Tau pathology, by reducing the derived pathological Tau-induced microglial activation.

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

ACI-3024 will not be further developed under the collaboration and the Companies have decided to pursue other promising Tau Morphomer candidates from AC Immune’s research platform for potential clinical development in AD.

Tau diagnostics

The severity of cognitive impairment in patients with AD is correlated with the presence of Tau protein tangles, leading us to believe that an imaging agent for Tau is equally, if not more important than Abeta-PET to assess spreading of pathology in the brain. In May 2020, Eli Lilly received FDA approval for the first Tau-PET tracer TAUVID (flortaucipir F18 injection). However, TAUVID received approval only for a pathology indication (i.e., correlation with histopathology findings in Braak 5 and 6 patients), but has not received a prognostic label (i.e., prediction of cognitive deterioration based on a positive Tau-PET scan.)

Our Tau-PET tracers are designed to bind specifically to the pathological forms of human Tau in AD and other Tauopathies. They have demonstrated an excellent PET tracer profile with their ability to cross the blood brain barrier and a high selectivity to pathological Tau even in the early-stage disease.

In May 2014, we established a license and collaboration agreement for our Tau-PET imaging program with LMI. The Phase 1 clinical study of our clinical candidate PI-2620 in AD was completed in Q1 2018. The Phase 2 longitudinal study in AD in South Korea (Asan Medical Center, NCT03903211) was completed in Q4 2021 and results presented at AAIC 2022. The pivotal ADvance Phase 3 histopathology study in AD (NCT05641688) was initiated in December with FPFV in December 2022. The first Alzheimer’s patient was imaged with PI-2620 scan in January 2023.

PI-2620 is selective for Tau over Abeta and other “off-target” binding compared with current published Tau-PET agents in development, as no binding to Abeta in vivo and no “off-target” retention in basal ganglia or choroid plexus was observed. In addition, PI-2620 was shown to be suitable for measuring longitudinal Tau accumulation. A major differentiator for PI-2620 is its ability to bind 4-repeat (4R) Tau isoforms, which are present in varying amounts in different neurodegenerative diseases. Most Tau-PET tracers in development are not able to bind 4R Tau and are of limited use for certain diseases driven by these Tau species.

The Tau PET tracer 18F-PI-2620 was included into a sub-study of the MissionAD trial of elenbecestat to evaluate Tau deposition in amyloid-beta positive subjects with a diagnosis of mild cognitive impairment (MCI) due to AD or mild AD dementia. The findings support the hypothesis that 18F-PI-2620 PET imaging of neuropathologic Tau deposits may reflect underlying neurodegeneration in AD. Significant correlations were observed with hippocampal volume and CSF biomarkers, and an association between Tau and Abeta load. Quantifiable increases in 18F-PI-2620 PET SUVR over 1 year were observed in regions with early Tau deposition and the results are consistent with the hypothesis that cortical Tau is associated with cognitive impairment. This study supports the utility of 18F-PI-2620 PET to assess Tau load in an early AD population. Quantifiable Tau load and its corresponding increase in early AD could be a relevant target engagement marker of anti-Tau but also anti-amyloid clinical trials.

Figure 29: PI-2620 – Ability to detect Tau deposits in an early AD population

Ref: Bullich et al., Alzheimer's Research & Therapy, 2022

Figure 29 shows 18F-PI-2620 SUVR PET images (scalp stripped) registered to the T1-weighted MRI illustrating the tracer distribution in a Tau negative subject (upper row), a Tau-positive subject with uptake in the mesial temporal cortex (center row), and a Tau-positive subject with extensive neocortical uptake (bottom row).

A recent study (Malarte et al., Mol. Psychiatry, 2022) showed that 3H-PI-2620 has comparable binding affinity in AD, CBD and PSP brain tissue, although the binding site density can vary between these pathologies in the order: AD > CBD > PSP. Competitive binding studies indicate that PI-2620 can detect multiple binding sites in AD, CBD and PSP brain tissue. Importantly, in CBD and PSP brains, PI-2620 displayed high specificity which was not observed with other tracers.

Franzmeier et al. (Nat. Communications, 2022) compared in vivo Tau-PET analyses to independent post-mortem samples thereby providing further evidence that PI-2620 binds to 4R Tau. This study demonstrated a close link between 4R Tau deposition patterns and connectivity supporting the concept of trans-neuronal Tau spreading in 4R Tauopathies.

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

In the same timeframe, we have also initiated the clinical development of our third-generation candidate, ACI-12589. ACI-12589 is the first molecule capable to detect pathological a-syn in the brain of patient with MSA and to differentiate those from controls, other synucleinopathies and more generally other neurodegenerative diseases (Figure 30). Additionally, ACI-12589 showed some signal retention in familial PD cases in brain areas compatible with the expected distribution of pathological a-syn. The preclinical and clinical data obtained within the program were presented at AD/PD 2022 and AAIC 2022.

The FiH clinical evaluation of ACI-12589 in PD, MSA and other a-synucleinopathies was completed in 2022. In preparation to further steps in clinical development, in Q4 2022 a dosimetry study in healthy volunteers was completed.

Figure 30: ACI-12589 PET signal in patients with MSA compared to controls

Ref: Capotosti, AAIC 2022

Currently there are no imaging products in the market that target a-syn. This provides us with the opportunity to become the market leader in a-syn PET imaging. We believe the ability to image a-syn deposits in the brain will enable a fundamental change in the approach toward diagnosing and treating a-syn-associated diseases.

In 2020, the Company’s a-syn-PET tracer won the Ken Griffin Alpha-synuclein Imaging Competition from the MJFF. In 2022, the Company received a continuation grant from the MJFF.

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

Figure 31: Key pathologies for further pipeline expansion

(1) Frontotemporal lobar degeneration; (2) Amyotrophic lateral sclerosis; (3) Limbic-predominant age-related TDP-43 encephalopathy; (4) TAR DNA-binding protein 43; (5) alpha-synuclein; (6) NOD-like receptor protein 3

Based on the data to date, our technology platforms can be applied to misfolded proteins across a broad range of indications. See our novel targets pipeline above at Figure 6.

A-syn antibody

The a-syn antibodies generated using our SupraAntigen platform have unique binding properties allowing them to bind preferentially to the pathological forms of a-syn. Leveraging the wide collection of anti-a-syn antibodies generated with diverse binding epitopes and sub-nM binding affinities to aggregated a-syn, new immunoassays are being developed for the detection of pathological a-syn in biofluids. A-syn aggregation and spreading are established targets for PD, MSA and other synucleinopathies. Antibodies that interfere with the aggregation and spreading mechanisms of a-syn provide a therapeutic option for the treatment of PD. The a-syn antibodies were able to significantly delay the seeded aggregation of pathological a-syn in an in vitro aggregation assay, and were able to significantly decrease pathological a-syn spreading in an in vivo animal model of PD. Characterization using multiple orthogonal in vitro and in vivo tests addressing binding, specificity, functionality and pharmacological properties has led to the identification of the lead candidate ACI-5755.

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

Morphomer a-syn

Leveraging our Morphomer platform, we discovered and characterized the first biologically active small molecule inhibitors targeting intracellular a-syn aggregates. Identified compounds, from several distinct chemical series, which significantly decrease a-syn aggregate accumulation in neurons by interfering with the seeding and fibrillation processes. Iterative medicinal chemistry optimization led to the identification of orally available compounds with favorable CNS-penetrant pharmacokinetic properties, which progressed into in vivo proof-of-concept study in an animal model of alpha-synucleinopathies. Treatment with hit compound resulted in significant, dose-dependent decrease of pathological a-syn aggregates in vivo, Medicinal chemistry efforts will continue on improving properties of lead chemical series, in parallel to identifying structurally diverse compounds fulfilling the target product profile.

In December 2021, the Company received a grant from the MJFF to fund the optimization of the current compound series and declare a preclinical lead, which commenced in Q1 2022.

TDP-43 antibody

TDP-43 is a recently identified target of growing interest for NeuroOrphan indications such as frontotemporal dementia (FTD) and ALS. Interestingly, TDP-43 also plays an important role in other significant neurodegenerative indications such as AD or LATE.

Anti-TDP-43 antibodies binding to various regions of TDP-43 were generated by our SupraAntigen platform. A subset displayed conformational selectivity to misfolded TDP-43, while others recognized all TDP-43 isoforms (Figure 32A). Multiple antibodies were generated and characterized in vitro, from which two pan-TDP-43 antibodies (ACI-5891 and ACI-5886) were selected for the evaluation of their efficacy in mitigating TDP-43 aggregation in vitro and in vivo (Figure 32B-C). ACI-5891 showed a high binding affinity for TDP-43 and ability to reduce TDP-43 aggregation in vitro and in vivo. ACI-5891 was successfully humanized and clinical lead selected (ACI-5891.9). The lead molecule shows excellent pharmacokinetics in non-human primates and good developability profile.

Lead characterization

To evaluate the functional efficacy of TDP-43 antibodies in vitro, the ability of ACI-5891 to inhibit TDP-43 aggregation was tested. In an in vitro assay with recombinant TDP-43, ACI-5891 significantly inhibited TDP-43 aggregation by 98% compared with the isotype control and significantly promoted their phagocytosis by mouse primary and ALS patient-derived microglia. Using FTLD-TDP patient-derived brain extracts to induce templated TDP-43 aggregation in vitro, ACI-5891, which binds to the C-terminal domain of TDP-43, was able to substantially interfere with this process of seeding (Figure 32B). Moreover, ACI-5891 demonstrated functional efficacy in vivo by reducing pathological TDP-43 in two different mouse models of ALS and FTD (Figure 32C). Importantly, these beneficial effects are achieved while preserving physiological TDP-43 activity. Our findings demonstrate, for the first time, that a monoclonal antibody targeting the C-terminal region of TDP-43 limits pathology and neurotoxicity by enabling clearance of misfolded TDP-43 through microglia engagement and support the clinical strategy to target TDP-43 by passive immunotherapy.

Clinical lead declaration and initiation of IND-enabling studies

ACI-5891 was successfully humanized on a human antibody framework. Several variants had a similar binding capacity for TDP-43 while retaining the potency for inhibition of TDP-43 aggregation as compared to the chimeric monoclonal antibody. The target values were achieved for the lead candidates in terms of target affinity, functional efficacy, and percentage humanness. These variants were then evaluated for pharmacokinetics in non-human primates. The selected clinical lead (ACI-5891.9) shows excellent pharmacokinetics in non-human primates. Developability of clinical lead candidates was further confirmed in manufacturability assessment studies. Dose-range finding study to evaluate safety of clinical lead in non-human primates is ongoing.

TDP-43 antibody-based biofluid assay

Since the levels of TDP-43 are low in biofluids, a real-time quaking-induced conversion (RT-QuIC) assay was developed for the detection of pathological TDP-43 seeds. Using this assay, the presence of seeding-competent TDP-43 species was confirmed in CSF of sporadic ALS donors compared to healthy controls. In addition, to evaluate target engagement of the clinical lead in vivo, novel assays to measure free TDP-43 in biofluids were established using SIMOA technology. The assay allows the measurement of free TDP-43 in serum and CSF from animals dosed with the clinical lead.

Figure 32: Key results for TDP-43 antibodies program

Ref: Afroz, AD/PD 2022

Neuroinflammation and the NLRP3-ASC inflammasome pathway

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

As illustrated in Figure 33, pathological species of Abeta, Tau, a-syn and TDP-43 induce NLRP3 inflammasome activation and ASC speck formation. AC Immune is developing multiple small molecule and antibody-based candidates with the potential to inhibit the NLRP3 pathway. Recent in vitro studies and in vivo experiments in animal models of AD, PD and ALS have validated this approach.

Figure 33: Proteinopathies exacerbate NLRP3-driven neuronal damage and promote further neurodegeneration

(1) Amyotrophic lateral sclerosis; (2) Frontotemporal lobar dementia; (3) TAR DNA-binding protein 43; (4) NOD-like receptor protein 3; (5) Apoptosis-associated speck-like protein containing a CARD, also PYCARD; (6) Neurofibrillary tangle

Targeting NLRP3-ASC in neurodegenerative diseases

In AD, Abeta peptides, which accumulate to form the characteristic plaques in AD activate the NLRP3 inflammasome (Halle, 2008). The downstream pro-inflammatory factors, IL-1b and IL-18, are increased in cells isolated in these patients (Saresella, 2016). Further validation of these targets in AD involve crossing NLRP3 or ASC knockout mice to models of Abeta-driven pathology. In these models, neuroinflammation decreased and neuronal and memory function improved (Heneka, 2013; Demspey, 2017; Venegas, 2017). Recently, ASC speck and IL-18 levels were shown to be higher in human Mild Cognitive Impairment (MCI) and AD brain samples indicating that ASC is a promising biomarker of MCI and AD (Scott, 2020).

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

As illustrated in Figure 33, extracellular Tau activates NLRP3 and ASC formation in microglia. In patients with frontotemporal dementia, elevated cleavage of caspase-1, increased ASC levels and mature IL-1b are observed (Ising, 2019). Furthermore, in preclinical models, injection of fibrillar Abeta induces Tau pathology in an NLRP3-dependent manner (Ising, 2019) and the absence of ASC or inhibition of NLRP3 decreases seeding by Tau in vivo and in vitro (Stancu, 2019). Finally, NLRP3 inhibition ameliorates inflammation and ER stress signaling in a model of Tau-driven pathology, as well as partially normalizes phospho-Tau levels (Hull, 2020).

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

Our strategy for targeting the NLRP3-ASC inflammasome

AC Immune is exploring this key pathway in order to reduce the unwanted progression of inflammation in diseases and syndromes caused by the hyper-activation of the NLRP3 inflammasome. Our aim is to develop therapeutics that decrease production of pro-inflammatory factors yet maintain normal phagocytosis of debris and misfolded proteins as well as allow the function of other pathogen-sensing pathways. Currently, AC Immune is targeting the NLRP3-ASC pathway using two complementary approaches, derived from our two technology platforms (Figure 34):

Figure 34: Strategy to use our dual proprietary technology platforms to target NLRP3-ASC

(1) (NOD)-like receptor protein 3; (2) Neurodegenerative disease; (3) Central nervous system; (4) Nanomolar; (5) Parkinson’s Disease; (6) picomolar affinity to human and mouse ASC; (7) Apoptosis-associated speck-like protein containing a CARD, also PYCARD; (8) Alzheimer’s Disease; (9) Down syndrome; (10) Multiple sclerosis; (11) Cryopyrin-associated periodic syndrome; (12) Hidradenitis suppurativa

Ref: Adapted from Ransohoff, Nature, 2017

Small molecule inhibitors of NLRP3

Leveraging our proprietary Morphomer platform, the Company has successfully identified various chemical series of potent small molecule NLRP3 inhibitors. The Company has established biological activity for these compounds in multiple functional assays (Figures 35 and 36), and initial animal studies show highly potent target inhibition in a model of peripheral inflammation (Figure 37), providing the first evidence of in vivo activity. AC Immune is currently evaluating potential lead compounds for further in vivo efficacy and optimization for CNS delivery.

In December 2021, the Company received a grant from the MJFF to fund the development of novel brain penetrant NLRP3 inflammasome inhibitors as potential therapeutics for Parkinson’s disease, which commenced in Q1 2022.

Figure 35: Screening assay to quantify the compound-mediated inhibition of IL-1β production in vitro using human microglia

(1) NOD-like receptor protein 3; (2) Interleukin 1 beta

Ref: Adapted from Choi et al., Mol Cell 2014

In the Figure above, the left panel illustrates the signal transduction pathway leading to NLRP3 inflammasome activation. The right panel shows the dose dependent inhibition by a small molecule candidate (cmpd 1) and reference molecule (MCC950) of the NLRP3 pathway post stimulation with monosodium urate (MSU) crystal that induced interleukin-1β production by human macrophages. IC50 (inhibition concentration at 50%); DMSO (negative vehicle control).

Figure 36: Secondary assays involving NLRP31 inhibition in primary mouse microglia and human whole blood demonstrate potent hit compounds active in vitro

(1) NOD-like receptor protein 3; (2) Interleukin 1 beta; (3) lipopolysaccharide; (4) adenosine triphosphate

Ref: AC Immune unpublished data

Figure 37: In a mouse model of peritonitis, several of the initial hits targeting NLRP31 show significant inhibition of IL-1β2 production in vivo

(1) NOD-like receptor protein 3; (2) Interleukin 1 beta

Ref: AC Immune unpublished data

Therapeutic monoclonal antibodies for neuroinflammation (mAb-ASC)

Apoptosis associated speck like protein containing CARD (ASC) is widely researched and recognized as an adaptor protein participating in inflammasome assembly and pyroptosis. It contains a bipartite structure comprising of a pyrin (PYD) and a caspase recruitment domain (CARD) domain. These two domains help ASC function as an adaptor molecule. ASC plays pivotal role in various inflammatory diseases in the CNS as well as peripherally. Thus, the use of antibodies against ASC is an attractive therapeutic approach. It has been shown in the APP/PSI mouse model of AD, intracellular and extracellular ASC specks are present. Treatment using an anti-ASC antibody, which targets extracellular ASC specks, decreases the Abeta load in these mice (Figure 38).

Figure 38: ASC1 specks in AD patients and mouse model of AD

(1) Apoptosis-associated speck-like protein containing a CARD; (2) Amyloid precursor protein/presenilin 1

Ref: Venegas et al., Nature, 2017

Using our SupraAntigen platform, AC Immune generated and characterized a novel class of anti-ASC monoclonal antibodies. ASC mAbs recognize either the PYD or the CARD domain of the protein, and show picomolar affinity (Figure 39A). Specificity of ASC detection was assessed in cell lysates of human and mouse macrophages by western blot experiment and confirmed the absence of signal in human macrophages lacking ASC proteins (Figure 39B). Furthermore, immunofluorescence analysis revealed the ability of our ASC mAbs to recognize ASC proteins in both free cytosolic form and aggregated as specks (arrows in the immunofluorescence images, Figure 39C).

Efficacy of selected antibodies was evaluated in vivo using mouse models of neuroinflammation and demyelination. ASC mAbs significantly slowed down the progression of the disease (decreases clinical score on Figure 40A), decreased demyelination (black arrows; Figure 40B) and infiltration of T-cells in the spinal cord (black arrows in Figure 40C).

The efficacy of ASC mAbs will be further tested in other relevant mouse models of CNS and non-CNS disease for lead declaration. These innovative, potentially disease-modifying antibodies are designed to have the highest potential to prevent inflammation and modify the downstream exacerbation of various proteinopathies.

Figure 39: Binding affinity and target engagement of neutralizing anti-ASC antibodies recognizing murine and human ASC

(1) monoclonal antibody; (2) caspase activation and recruitment domain; (3) Pyrin domain (4) Apoptosis-associated speck-like protein; (5) recombinant: (6) knock-out; (7) molecular weight, (8) 4',6-diamidino-2-phenylindole

Ref: Seredenina, 4th Inflammasome Therapeutics Summit, 2022

Figure 40: Anti-ASC mAb shows functional improvement in the model of neuroinflammation

(1) Myelin basic protein; (2) Immunohistochemistry

Ref: Seredenina, 4th Inflammasome Therapeutics Summit, 2022

TDP-43 imaging diagnostics

To complement our pipeline of PET imaging tracers, we also selected TDP-43 as a third target (after Tau and a-syn). Using proprietary assays, a set of small molecular weight compounds from four chemically distinct series were identified. These bind to patient-derived pathological TDP-43. Several of these compounds demonstrated favorable pharmacokinetic profiles in rodents suggesting suitable properties for further development as PET ligands. We identified candidates showing nanomolar affinities on TDP-43 aggregates enriched from patients with TDP-43 proteinopathies. A selected compound is able to differentiate FTLD-TDP pathology from control cases by classical autoradiography and shows target engagement on TDP-43 inclusions in FTLD-TDP brain sections by high resolution autoradiography. This compound is selective over Abeta and a-syn in AD and PD brain homogenates respectively. Pharmacokinetic profile of this compound in non-human primate brain is suitable for FiH evaluation. Medicinal chemistry optimization is ongoing to explore SAR and enrich our TDP-43 PET tracer library with additional candidates to deliver a potential first-in-class PET tracer for TDP-43.

Figure 41: TDP-43 PET imaging tracer demonstrates target engagement in FTLD-TDP brain sections and promising PK profile

Ref: Seredenina, ISFDT Conference, 2022

There are no imaging products in the market today targeting TDP-43. This provides us with a unique opportunity to become the first company to provide a TDP-43-PET tracer to the market. We believe the ability to image TDP-43 deposits in the brain will enable fundamental change in the approach toward treating primary and secondary TDP-43 proteinopathies including improved design for AD clinical trials to provide better outcomes for patients.

In February 2023, the Company announced that it had been awarded USD 500 thousand in new grants from the MJFF to support the development of its TDP-43 PET tracer program.

License agreements and collaborations

Our SupraAntigen and Morphomer platforms have generated large numbers of clinical assets that address multiple diseases related to protein misfolding. Selected key assets in the product pipeline have been licensed for upfront payments, milestones and royalties to help offset the cost of our research and internal product development. We have signed a number of licensing agreements with leading pharmaceutical companies to assist and accelerate the development of our product pipeline, including:

●	a worldwide licensing agreement with Genentech signed in November 2006 (and amended in March 2009, January 2013, May 2014 and May 2015) for anti-Abeta antibodies for AD and potentially other indications, under which we may become eligible to receive payments potentially greater than USD 340 (CHF 317) million, excluding royalties;
●	a worldwide licensing agreement with Genentech signed in June 2012 (and amended in December 2015) for anti-Tau antibodies to treat AD and potentially other indications, under which we may become eligible to receive payments potentially greater than CHF 400 million, excluding royalties;
●	a worldwide licensing agreement with Janssen signed in December 2014 (and amended in April 2016, July 2017, January 2019, November 2019 and December 2022) for therapeutic anti-Tau vaccines for AD, and potentially other Tauopathies, under which we may become eligible to receive payments totaling up to CHF 500 million, excluding royalties;
●	a worldwide licensing and collaboration agreement (LCA) with LMI (formerly Piramal Imaging SA) signed in May 2014 (and amended in June 2022) for small-molecule Tau ligands for use as PET tracers under which we may become eligible to receive payments totaling up to EUR 160 (CHF 159) million, excluding royalties; and
●	a worldwide license agreement with Lilly to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases, which was entered into in December 2018 (and amended in September 2019 and March 2020). The agreement was deemed effective on January 23, 2019. Under this agreement, we may become eligible to receive payments up to approximately CHF 1.9 billion, excluding royalties.

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

Currently, there are two approved disease-modifying products for AD. Most currently approved therapies seek to treat the symptoms of AD, such as cognitive decline, but do not slow or stop the progression of the disease. In addition, commonly, there is off-label prescription of antidepressant and antipsychotic agents for more patients with advanced AD who may have agitation, aggressive behaviors, psychosis and depression.

We expect there to be several classes of disease-modifying agents that will enter the AD market. Among our monoclonal antibodies, semorinemab targets extracellular Tau and crenezumab targets pathologic Abeta oligomers. Therapeutic vaccines are another class of potentially disease-modifying immunotherapies targeting pathologic protein species, and include our candidate products ACI-35.030, which targets aggregated, phosphorylated Tau protein and ACI-24.060, which targets oligomeric and pyroglutamate Abeta. A further class of disease-modifying therapies, small molecules, include our Morphomer Tau program, which inhibits Tau aggregates.

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

ACI-35.030. ACI-35.030, if approved, would potentially compete with other Tau-targeting therapeutic vaccines currently being developed. This could include, for example, the AADvac1 vaccine being developed by Axon Neuroscience, which completed a Phase 2 study in 2019 and AV-1980R (Nuravax) which is expected to enter phase 1 clinical development in the near future.

ACI-24.060 for AD. ACI-24.060, if approved, would potentially compete with other anti-Abeta-targeting therapeutic vaccines currently being developed. This includes the ABvac 40 (Araclon Biotech), which is currently being evaluated in a Phase 2 study and UB-311(Vaxxinity), which has completed a Phase 2a study. In addition, ABvac 42 (Araclon Biotech) has completed a Phase 1 study and ALZ-101 (Alzinova) is currently being evaluated in a Phase 1b study and AV-1959D (Nuravax) in Phase 1 clinical development.

ACI-24.060 for DS. ACI-24.060 is the first disease-modifying vaccine candidate addressing DS-related AD, with a potential preventive and therapeutic application. Although there are symptomatic treatments of DS in clinical development, to our knowledge there are currently no other disease-modifying treatments in clinical development for AD in DS.

ACI-7104.056. ACI-7104.056, if approved, would potentially compete with other a-syn-targeting therapeutic vaccines. This includes the UB-312 vaccine developed by Vaxxinity, which is being evaluated in a Phase 1b study.

Semorinemab. Semorinemab is one of several Tau-targeting monoclonal antibodies in development to potentially act as disease-modifying agents. Bepranemab (UCB/Roche) and JNJ-63733657 (Janssen) are being evaluated in Phase 2 studies. E-2814 (Eisai) is being evaluated in a Phase 2/3 prevention study. Lu AF87908 (Lundbeck), APNmAb005 (Aprinoia Therapeutics), MK-2214 (Merck/Teijin Pharma) and PRX005 (Prothena/BMS) are being evaluated in Phase 1 studies.

Crenezumab. Crenezumab is the first monoclonal antibody candidate that targets Abeta in cognitively healthy individuals at risk of developing familial AD. However, Lilly’s solanezumab and donanemab (Eli Lilly) are being evaluated in studies of presymptomatic AD. ADUHELM (Biogen) and Leqembi (BioArctic/Eisai/Biogen) have been approved by FDA under the accelerated approval pathway for the treatment of patients with mild cognitive impairment and mild dementia.

Morphomer Tau. In collaboration with Lilly, we are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD and NeuroOrphan tauopathies. We completed a Phase 1 study in healthy volunteers with ACI-3024 in Q2 2020. Continued candidate characterization across the research program also identified new and highly differentiated candidates with excellent cerebrospinal fluid exposure and selectivity for pathological aggregated Tau.

Tau-PET tracer. Tauvid (previously known as Flortaucipir) was developed by Eli Lilly and approved by FDA in May 2020. However, should the Company’s PI-2620 be approved, it would also compete with (i) 18F-florzolotau (previously known as APN-1607), a product candidate in a Phase 3 study and being advanced by Aprinoia; (ii) 18F-MK-6240, which is being evaluated by Cerveau/Merck in a Phase 2 clinical trial in patients with ADAD; (iii) 18F-GTP1, which is being developed by Genentech and has completed a Phase 2 study in subjects at risk of developing ADAD, (iv) 18F-RO6958948, for which Roche has completed a Phase 1 study in patients with AD and (v)18F-JNJ-067, for which Janssen has completed a Phase 1 study in patients with AD.

ACI-12589. ACI-12589, if approved, would potentially compete with other a-syn-targeting PET tracers. This includes the 18F-UCB-2897 tracer developed by UCB, which is being evaluated in a Phase 1 study.

A-syn antibody. Several a-syn antibodies are currently in development. Roche/Prothena entered a Phase 2 with prasinezumab in June 2017 and in May 2021, began a Phase 2b study in PD patients with more advanced symptoms; AstraZeneca/Takeda started a Phase 1 study in patients with PDf with MEDI1341 in August 2020 and a Phase 2 study in MSA in November, 2022; Lundbeck/Genmab entered a Phase 2 in MSA with Lu AF82422 in November 2021; and UCB7853 (UCB/Novartis) entered a Phase 1 study in December 2020.

TDP-43 antibodies. To our knowledge, there are no TDP-43 antibodies in the clinic.

Many of our competitors have significantly greater financial, technical and human resources than we have. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Our commercial opportunities and our success will be based in part on our ability to identify, develop and manage a portfolio of product candidates that are safer and more effective than competing products. However, this opportunity could be eroded or even eliminated if our competitors develop and/or market products that are novel and have superior safety and efficacy profiles, that may be brought to the market more rapidly due to greater available resources, or that are less costly than our current or future product candidates.

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

With greater financial resources at our disposal and the significant knowledge acquired by our scientists and scientific leadership, we intend to retain selected promising product candidates in-house for a longer period of time and fund their development from our own resources. This will allow us to generate greater value from these product candidates, allowing us to demand more significant terms from a prospective partner. For example, while we ultimately plan to seek a strategic partner for our Abeta vaccine program in AD, we currently plan to retain full control of this asset for development in the DS population. We have commenced a Phase 1b/2 study for AD in advance of potentially partnering this program and intend to fund further clinical development in DS with our own financial resources. In the field of diagnostics, the parallel development of therapeutic compounds and companion diagnostics is of growing importance to the pharmaceutical and biopharmaceutical industries. The development timeframe of a PET diagnostic agent is significantly shorter than for a therapeutic product, providing the prospect for potential diagnostic product revenues to be realized quicker than potential therapeutic product revenues. Our Morphomer platform is particularly well suited to generate molecules for use in the development of diagnostics for NDDs which provides additional partnering opportunities.

Given our current stage of product development, we currently do not have a commercialization infrastructure. If any of our product candidates is granted marketing approval, we intend to focus our initial commercial efforts in the U.S. and select European markets, which we believe represent the largest market opportunities for us. In those markets, we expect our commercial operations to potentially include our own specialty sales force that will target Neurologists and Gerontologists, both in hospitals and in private practice. In other markets, we expect to seek partnerships that would maximize our products’ commercial potential.

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

As of December 31, 2022, we owned or co-owned with our collaboration and licensing partners, approximately 48 issued U.S. patents and 399 issued patents in other jurisdictions, as well as 34 pending U.S. patent applications and 565 pending foreign patent applications. As of December 31, 2022, we licensed approximately 32 issued U.S. patents and 282 issued patents in other jurisdictions, as well as 16 pending U.S. patent applications and 317 pending foreign patent applications.

The patent portfolios for our most advanced product candidates as of December 31, 2022 are summarized below:

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

Our patent portfolio for anti-Tau vaccines also includes a patent family relating to therapeutic Tau vaccine claims (including claims directed to a pharmaceutical composition comprising an antigenic Tau peptide), claims directed to using such vaccines to induce an immune response in a subject, and claims directed to methods for preventing or treating a neurodegenerative disease or disorder, including AD, among others. This patent family currently contains 1 issued patent and approximately 46 pending patent applications in 38 countries. The issued patent and any patents issuing in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2038, excluding any additional term for patent term adjustments or patent term extensions.

ACI-24

Our patent portfolio for ACI-24 includes a patent family with composition-of-matter claims (including claims directed to the ACI-24 antigenic construct), claims directed to treating certain indications using ACI-24 including AD, and claims directed to using ACI-24 to induce an immune response. As of December 31, 2022, in this patent family, we owned approximately 27 issued patents and 6 pending patent applications in 30 countries. With respect to the U.S., we owned two issued U.S. patents. The issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2026, excluding any additional term for patent term adjustments or patent term extensions.

Our patent portfolio for ACI-24 also includes a patent family directed to the use of the ACI-24 vaccine in the treatment and/or prevention of memory and/or cognitive impairments or abnormalities in the DS population, among others. As of December 31, 2022, in this patent family, we owned approximately 14 issued patents and 4 pending patent applications in 18 countries. Issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2032, excluding any additional term for patent term adjustments or patent term extensions.

Our patent portfolio for ACI-24 also includes a patent family relating to therapeutic anti-Abeta vaccine claims (including claims directed to a pharmaceutical composition comprising an antigenic peptide), and claims directed to using such vaccines in treating, preventing, inducing a protective immune response against or alleviating the symptoms associated with an Abeta-associated disease in a subject, among others. As of December 31, 2022, in this patent family, we owned one issued U.S. patent and approximately 33 pending patent applications in 32 countries. Any issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2039, excluding any additional term for patent term adjustments or patent term extensions.

ACI-7104

Our patent portfolio relating to ACI-7104 includes patents and patent applications with composition-of-matter claims (including claims directed to the peptide, as well as pharmaceutical formulations comprising the peptide), and claims directed to the use of compounds comprising the peptide in treating or preventing synucleinopathies including PD and MSA.

Our patent portfolio relating to ACI-7104 includes patents and patent applications that we own in two different patent families. As of December 31, 2022, in these patent families, we owned approximately 13 issued patents and 17 pending patent applications, in 11 countries. With respect to the U.S., we owned two issued U.S. patents. Issued patents in the basic patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2029, excluding any additional term for patent term adjustments or patent term extensions.

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

Our patent portfolio relating to crenezumab includes patents and patent applications that we own or co-own in four different patent families. As of December 31, 2022, we owned or co-owned approximately 50 patents (not including the patents in the individual countries where the issued European patent was validated) and 12 patent applications in 34 countries in our main patent family directed to the crenezumab antibody and methods of using the crenezumab antibody to treat certain indications, including AD. This patent portfolio includes three issued U.S. patents and one pending U.S. patent applications, which, if the appropriate maintenance or other governmental fees are paid, are expected to expire in 2027, excluding any additional term for patent term adjustments or patent term extensions. This patent portfolio also includes a PCT patent application that was filed on July 13, 2007. If the appropriate maintenance, renewal, annuity, or other governmental fees are paid, national-stage applications claiming priority from this PCT patent application, if issued, are expected to expire in 2027, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

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

Our patent portfolio relating to the Morphomer Tau therapeutic program includes patent applications that we own or co-own in four different patent families. As of December 31, 2022, we owned or co-owned approximately 48 pending patent applications and 4 issued patents, including one U.S. issued patent in our main patent family directed to the ACI-3024 small molecule Tau aggregation inhibitor. If the appropriate maintenance, renewal, annuity, or other governmental fees are paid, national-stage applications claiming priority from this PCT patent application, if issued, are expected to expire in 2039, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

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

Our patent portfolio relating to PI-2620 includes patent applications that we own or co-own in three different patent families. As of December 31, 2022, we owned or co-owned 6 patents and approximately 12 patent applications in 16 countries in our main patent family directed to the PI-2620 molecule, its precursor and methods of using the PI-2620 to diagnose certain indications, including AD and PSP. This main patent family includes one issued U.S. patent. If the appropriate maintenance, renewal, annuity, or other governmental fees are paid, national-stage applications claiming priority from this PCT patent application, if issued, are expected to expire in 2037, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

ACI-12589

Our patent portfolio relating to a-syn diagnostics includes composition of matter claims (including claims directed to the ACI-12589 molecule, its precursor, and diagnostic compositions comprising the molecule), and claims directed to use of the molecule in imaging and in diagnostics of a-synucleinopathies including PD and MSA.

Our patent portfolio relating to a-syn diagnostics includes patents and patent applications that we own in three different patent families. As of December 31, 2022, we owned or co-owned approximately 17 patent applications in 17 countries in our main patent family directed to the ACI 12589 molecule, its precursor, diagnostic compositions, and methods of using ACI-12589 for imaging and diagnostics of a-synucleinopathies including PD and MSA. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, any issued patents are expected to provide protection up to 2041, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

Manufacturing and supply

We do not own or operate facilities for the manufacture, testing, packaging, labeling, storage or distribution of preclinical or clinical supplies of any of our product candidates. We instead contract with and rely on third-party CMOs to manufacture, package, label, store, test and distribute all preclinical and clinical supplies of our product candidates, and we plan to continue to do so for the foreseeable future. We have established relationships with CMOs such as WuXi AppTec (WuXi STA), WuXi Biologics, Avecia, Almac Clinical Services, Bachem AG, Evonik Industries AG, Polymun Scientific Immunbiologische Forschung GmbH, piCHEM Forschungs-und Entwicklungs GmbH, Baccinex SA, Solvias AG and Pfenex Inc. among others.

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

Contractual framework

We have established, with CMOs supplying and testing active pharmaceutical ingredients, drug substances or drug products under cGMP, quality agreements and master service agreements. Quality agreements define the quality standards required to develop, produce and supply the product, and also define the responsibilities related to the collaboration with regards to the quality related aspects. Manufacturing service agreements define the commercial and financial framework under which product manufacturing and testing under cGMP is performed. Any failure to achieve and maintain compliance with the laws, regulations and standards, suspension of the manufacturing of our product candidates or withdrawals of cGMP permissions, which would adversely affect our business and reputation, are defined in the master service agreements and quality agreements. The risk that any third-party providers may breach the agreements they have with us because of factors beyond our control and the possibility that they may also terminate or refuse to renew their agreements because of their own financial difficulties or business priorities, potentially at a time that is costly or otherwise inconvenient for us, is managed by us with constant investments toward maintaining reserve stocks and in-depth process know-how. The latter is supported by continuous in-house process development and production activities of small-scale/research grade materials, which may offer the chance to rapidly identify alternative contract manufacturers to whom the manufacturing process could be transferred providing continuity for the clinical study. Finally, our contracts may also offer us limited remedies.

Interaction with CMOs

Finally, our partnerships with CMOs are managed through an efficient project management platform in which teams are formed with the representatives of each key function from both parties. Meetings occur either through telephone conferences aimed at updating short-term actions or face-to-face conferences when mid- to long-term development plans are discussed.

Government regulation and our regulatory department

Our regulatory department has a strong culture of regulatory compliance, operating under three guiding principles, to:

●	provide constructive regulatory input for development products;
●	ensure smooth regulatory approvals by anticipating hurdles; and
●	build confidence with regulators by continuous communication.

The QA group is included within the regulatory department with the mission to:

●	create and maintain a corporate quality management system; and
●	ensure cGCP, cGMP, cGLP and current Good Distribution Practice (cGDP) compliance.

A science-driven approach is the cornerstone of our interactions and this has helped us to build and maintain a high level of trust with regulators. Besides informal conversations with the authorities, our regulatory department has conducted several pre-Investigational New Drug (pre-IND), Type B and Type C meetings with the FDA (ACI-24.060 for AD and DS, ACI-7104.056 and PI-2620) and Scientific Advice meetings, which are the European equivalent of pre-IND meetings (with the German Paul-Ehrlich-Institut, Swedish Medical Products Agency; UK Medicine & Healthcare Products Regulatory Agency, Finnish Medicines Agency, the Spanish Agency of Medicines and Medical Devices and the EMA). Since 2008, our regulatory department has filed a total of 24 clinical trial applications in the EU (one each in Austria, Denmark, the Netherlands and Poland, two in Spain, three in Germany, three in Sweden, four in Finland and eight in the UK) and 4 INDs in the U.S.. Given the seriousness of AD and public pressure for new therapeutics, we consider regulatory agencies to be important stakeholders in our product development strategies. We are committed to working closely with global regulatory authorities to adhere to and achieve the highest levels of safety and quality of our product candidates in the most timely and efficient manner. The transparency we have achieved and our goal of a close working relationship with the regulatory agencies, in particular the FDA and the EMA, are intended to facilitate expeditious execution through the regulatory approval process.

Our regulatory department contains a QA group. As every quality issue ultimately requires regulatory involvement and input, this approach is intended to lead to rapid resolution of issues and ensure full compliance to satisfy both the reviewers and the inspectors at the government health authorities. Our regulatory department is charged with keeping our entire organization, directly or indirectly involved in the clinical study application process, in a state of “inspection readiness.” To that end, we ensure that the Trial Master Files are complete and regularly updated. Our regulatory department is also tasked with generating our annual quality plan. The personnel tasked with QA have issued a set of approximately 109 standard operating procedures and working instructions and continuously train the relevant staff. Our QA personnel conduct regular audits, including in-person audits of the contract manufacturers, contract research organizations and laboratories conducting primary endpoint analysis. In addition, we have a full-time QA documentation assistant to ensure good documentation practice and archiving.

Product approval process

The clinical studies, manufacturing, labeling, storage, distribution, record-keeping, advertising, promotion, import, export and marketing, among other things, of our product candidates are subject to extensive regulation by governmental authorities in the U.S. and other countries. The U.S. FDA, under the Federal Food, Drug, and Cosmetic Act (FDCA), regulates pharmaceutical products in the U.S.. The steps required before a drug may be approved for marketing in the U.S. generally include:

●	the completion of preclinical laboratory tests and animal tests conducted under cGLP regulations;
●	the submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical studies commence;
●	obtaining a positive opinion from the ethics committee (Europe)/institutional review board (U.S.) to commence study on human subjects;
●	the performance of adequate and well-controlled human clinical studies to establish the safety and efficacy of the product candidate for each proposed indication and conducted in accordance with cGCP requirements;
●	pre-NDA submission meeting with FDA (highly recommended);
●	the submission to the FDA of an NDA;
●	the FDA’s acceptance of the NDA;
●	satisfactory completion of an FDA Pre-Approval Inspection (PAI) of the manufacturing facilities at which the product is made to assess compliance with cGMP requirements;
●	the FDA’s review and approval of an NDA prior to any commercial marketing or sale of the drug in the U.S.; and
●	having parallel scientific advice from the EMA or Health Technology Assessment body whereby the payors are involved at the outset (Phase 2), which is intended to facilitate the design of clinical studies to target primarily populations with a high chance of obtaining reimbursement and accelerate the process of time to reimbursement.

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

We estimate that it generally takes 10 to 15 years, or possibly longer, to discover, develop and bring to market a new pharmaceutical or biopharmaceutical product in the U.S.. Several years may be needed to complete each phase, including discovery, preclinical, Phase 1, 2 or 3, or marketing authorization.

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

The cost of preparing and submitting an NDA is substantial. Under federal law, NDAs are subject to substantial application user fees and the sponsor of an approved NDA is also subject to annual product and establishment user fees. Under the Prescription Drug User Fee Act (PDUFA), as amended, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA VI eliminates fees for supplements as well as for establishments, although applicants will be assessed for annual prescription drug program fees for prescription drug products, rather than the prescription drug product fee assessed under the previous iteration of PDUFA. According to the FDA’s fee schedule for the 2022 FY, the user fee for each NDA application requiring clinical data is USD 3,242,026 and the annual program fee is USD 393,933. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

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

Orphan-drug designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is a disease or condition that either affects fewer than 200,000 individuals in the U.S., or affects more than 200,000 individuals in the U.S. but there is no reasonable expectation that the cost of developing and making a drug product available in the U.S. for this type of disease or condition will be recovered from sales of the product in the U.S.. Orphan-product designation must be requested before submitting an NDA. After the FDA grants orphan-product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan-product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

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

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-marketing studies or clinical studies to assess new safety risks, or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
●	fines, warning letters or holds on post-approval clinical studies;
●	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;
●	product seizure or detention, or refusal to permit the import or export of products; or
●	injunctions or the imposition of civil or criminal penalties.

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

Patent term restoration and marketing exclusivity

Depending upon the timing, duration, and specifics of FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term to be extended up to 5 years as compensation for patent term effectively lost due to the FDA’s pre-market approval requirements. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half of the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension. Extensions are not granted as a matter of right and the extension must be applied for prior to expiration of the patent and within a 60-day period from the date the product is first approved for commercial marketing. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Where a product contains multiple active ingredients, if any one active ingredient has not been previously approved, it can form the basis of an extension of patent term provided the patent claims that ingredient or the combination containing it.

In the future, we may apply for patent term restoration for some of our presently owned patents to add patent life beyond their current expiration date, depending on the expected length of clinical studies and other factors involved in the submission of the relevant NDA; however, there can be no assurance that any such extension will be granted to us.

The Biologics Price Competition and Innovation Act of 2009 provides up to 12 years of non-patent data exclusivity within the U.S. to the first applicant to gain approval of a Biologics License Application for a new biologic product that has not previously been approved by the FDA, which we refer to as a reference product. This 12-year data exclusivity does prohibit the FDA from approving a biosimilar or interchangeable product of such reference product until 12 years after the licensure of such reference product. In addition, the FDA will not accept a biosimilar or interchangeable product application for review until 4 years after the date of first licensure of such reference product. Under 21CFR314.108, 5 years’ exclusivity is also granted to new chemical entities that contain no active moiety that has been approved by the FDA under section 505(b). This market exclusivity bars the FDA from accepting for review any ANDA or 505(b)(2) application for a drug containing the same active moiety for (i) 5 years if an ANDA or 505(b)(2) application does not contain a paragraph IV certification to a listed patent, or (ii) 4 years if an ANDA or 505(b)(2) is submitted containing a paragraph IV certification to a listed patent. Moreover, pediatric exclusivity, if granted, may add 6 months of exclusivity if the reference product has been studied with respect to a pediatric indication in accordance with certain regulatory requirements. A reference product may also be granted 7 years of orphan-drug exclusivity for the treatment of a rare disease or condition under section 527(a) of FDCA, which would run in parallel with the 12 years of data exclusivity of the reference product, if applicable.

Non-U.S. regulation

In order to market any product outside of the U.S., we would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy, and governing, among other things, clinical studies, marketing authorization, commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical studies or marketing of the product in foreign countries and jurisdictions. Although many of the issues discussed above with respect to the U.S. apply similarly in the context of the EU, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods, as described in greater detail below. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

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

Regulation in the EU

Product development, the regulatory approval process, and safety monitoring of medicinal products and their manufacturers in the EU proceed in much the same manner as they do in the U.S.. Therefore, many of the issues discussed above apply similarly in the context of the EU. In addition, drugs are subject to the extensive price and reimbursement regulations of the various EU Member States.

Clinical studies

As is the case in the U.S., the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls. The new Clinical Trials Regulation (Regulation (EU) No 536/2014) came into force on 31 January 2022. The new Regulation repealed the Clinical Trials Directive (EC) No. 2001/20/EC and national implementing legislation in the EU Member States, which regulated clinical trials in the EU until the Regulation's entry into application. A transition period applies to new clinical trial submissions under the Regulation. New clinical trial applications may be submitted under the Clinical Trials Directive until 30 January 2023, after which all new clinical trial applications will need to be submitted under the Regulation. Ongoing clinical trials under the Clinical Trials Directive have until 30 January 2025 to transition to the Regulation. The Regulation, provides a system for the approval of clinical studies in the European Union via a single online platform known as the Clinical Trials Information System (CTIS) for approval to run a clinical trial in several European countries, making it more efficient to carry out such multinational trials. Under this system, a single application dossier is submitted through CTIS to all Concerned Member States (CMS) where it is intended to conduct the trial. Using a harmonized format, the dossier consists of two parts, Part I contains the more scientific documents, whereas Part II contains the national documents. The review and evaluation is coordinated by one of the Member States, referred to as the Reference Member State (RMS). The Reference Member State is responsible for the evaluation of Part I whereas Part II assessment will be conducted separately by each individual CMS for its own country, including the review by the Ethics Committee. A clinical trial may only be started after the positive assessment by the RMS, and the approval by each CMS. A clinical trial may only be undertaken if provision has been made for insurance or indemnity to cover the liability of the investigator or sponsor. In certain countries, the sponsor of a clinical trial has a strict (faultless) liability for any (direct or indirect) damage suffered by trial subjects. The sponsor of a clinical trial, or its legal representative, must be based in the EEA. European regulators and ethics committees also require the submission of AE reports during a study and a copy of the final study report.

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

Orphan drug regulation

In the EU, Regulation (EC) No. 141/2000, as amended, states that a drug will be designated as an orphan drug if its sponsor can establish:

●	that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than 5 in 10,000 persons in the EU when the application is made, or that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment; and
●	that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, that the drug will be of significant benefit to those affected by that condition.

Regulation (EC) No. 847/2000 sets out further provisions for implementation of the criteria for designation of a drug as an orphan drug. An application for the designation of a drug as an orphan drug must be submitted at any stage of development of the drug before filing of a marketing authorization application.

If an EU-wide community marketing authorization in respect of an orphan drug is granted or if all the EU Member States have granted marketing authorizations in accordance with the procedures for mutual recognition, the EU and the Member States will not, for a period of 10 years, accept another application for a marketing authorization, or grant a marketing authorization or accept an application to extend an existing marketing authorization, for the same therapeutic indication, in respect of a similar drug. This period may, however, be reduced to 6 years if, at the end of the fifth year, it is established, with respect to the drug concerned, that the criteria for orphan-drug designation are no longer met; in other words, when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity. Notwithstanding the foregoing, a marketing authorization may be granted, for the same therapeutic indication, to a similar drug if:

●	the holder of the marketing authorization for the original orphan drug has given its consent to the second applicant;
●	the holder of the marketing authorization for the original orphan drug is unable to supply sufficient quantities of the drug; or
●	the second applicant can establish in the application that the second drug, although similar to the orphan drug already authorized, is safer, more effective or otherwise clinically superior.

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

The obligations of an MAH include the following:

●	Manufacturing and batch release—MAHs should guarantee that all manufacturing operations comply with relevant laws and regulations, applicable GMPs, and the product specifications and manufacturing conditions set out in the marketing authorization, and that each batch of product is subject to appropriate release formalities.
●	Availability and continuous supply—Pursuant to Directive 2001/83/EC, as transposed into the national laws of the Member States, the MAH for a medicinal product and the distributors of the said medicinal product actually placed on the market in a Member State shall, within the limits of their responsibilities, ensure appropriate and continued supplies of that medical product to pharmacies and persons authorized to supply medicinal products so that the needs of patients in the Member State in question are covered.
●	Pharmacovigilance—MAHs are obliged to establish and maintain a pharmacovigilance system, including a qualified person responsible for oversight, to submit safety reports to the regulators and to comply with the good pharmacovigilance practice guidelines adopted by the EMA.
●	Advertising and promotion—MAHs remain responsible for all advertising and promotion of their products, including promotional activities by other companies or individuals on their behalf, and in some cases must conduct internal or regulatory pre-approval of promotional materials. Regulation in this area also covers interactions with healthcare practitioners and/or patient groups, and in some jurisdictions legal or self-regulatory obligations to disclose such interactions exist.
●	Medical affairs/scientific service—MAHs are required to disseminate scientific and medical information on their medicinal products to healthcare professionals, regulators and patients.
●	Legal representation and distributor issues—MAHs are responsible for regulatory actions or inactions of their distributors and agents.
●	Preparation, filing and maintenance of the application and subsequent marketing authorization— MAHs must maintain appropriate records, comply with the marketing authorization’s terms and conditions, fulfill reporting obligations to regulators, submit renewal applications and pay all appropriate fees to the authorities. We may hold any future marketing authorizations granted for our product candidates in our own name, or appoint an affiliate or a collaboration partner to hold marketing authorizations on our behalf. Any failure by an MAH to comply with these obligations may result in regulatory action against an MAH and ultimately threaten our ability to commercialize our products.

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

Other U.S. healthcare laws

In addition to FDA restrictions on marketing of pharmaceutical or biopharmaceutical products, federal and state healthcare laws restrict certain business practices in the pharmaceutical and biopharmaceutical industries. These laws include, but are not limited to, anti-kickback, false claims, data privacy and security, and transparency statutes and regulations.

The U.S. federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any good, facility, item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payment, ownership interests and providing anything at less than its fair market value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical and biopharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution, the exceptions and safe harbors are drawn narrowly, and our practices may not in all cases meet all the criteria for a statutory exception or safe harbor protection. Practices involving remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare-covered business, the statute has been violated. The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (collectively, the Health Care Reform Law), amended the intent requirement under the Anti-Kickback Statute and criminal healthcare fraud statutes (discussed below) such that a person or entity no longer needs to have actual knowledge of the statute or the specific intent to violate it in order to have committed a violation. In addition, the Health Care Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act (discussed below). Further, the Civil Monetary Penalties Law imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

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

Additionally, the Health Care Reform Law also included the federal Physician Payments Sunshine Act, which requires that certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members.

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

Data privacy and security laws

In addition, we may be subject to international, federal and state data privacy and security laws, regulations, rules and standards. Internationally, laws, regulations and standards in many jurisdictions, such as the GDPR, the Swiss Federal Data Protection Act and the UK GDPR, apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. At the federal level, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates—independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and to seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws, (such as the CCPA and the CPRA,) govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Non-compliance with these laws, regulations, rules and standards could result in significant penalties or legal liability. Although we take steps to comply with applicable laws, rules and regulations, we cannot ensure that we will not be subject to regulatory or private actions, investigations, disputes and litigation, which may include substantial fines or other legal liability for noncompliance of data privacy and security laws, rules and regulations, including in the event of a cybersecurity breach or other security incident. We could be adversely affected if legislation or regulations are expanded to require changes in our or our third-party service providers’ business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, results of operations or financial condition. See “Risk Factors— Changes in laws, rules or regulations relating to data privacy and security, or any actual or perceived failure by us to comply with such laws, rules, regulations and standards, or contractual or other obligations relating to data privacy and security, could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.”

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

Healthcare reform

In the U.S., EU and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations as we begin to commercialize our products directly.

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

We are not sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing approval testing and other requirements.

In addition, there has been heightened governmental scrutiny in the U.S. of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At both the federal and state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. One significant example of recent legislative action is the IRA, which has been considered a scaled-back version of the Build Back Better Act. The IRA was signed into law on August 16, 2022. While the IRA is still subject to rulemaking (with more information to come via guidance documents from the responsible federal agencies), the IRA, as written, will, among other changes, give HHS the ability and authority to directly negotiate with manufacturers the price that Medicare will pay for certain high-priced drugs. The IRA will also require manufacturers of certain Part B and Part D drugs to issue to HHS rebates based on certain calculations and triggers (i.e., when drug prices increase and outpace the rate of inflation). At this time, we cannot predict the implications the IRA provisions will have on our business.

In the future, there may continue to be additional proposals relating to the reform of the U.S. healthcare system, some of which could further limit the prices we are able to charge for our products candidates, or the amounts of reimbursement available for our product candidates. If future legislation were to impose direct governmental price controls and access restrictions, it could have a significant adverse impact on our business. Managed care organizations, as well as Medicaid and other government agencies, continue to seek price discounts. Some states have implemented, and other states are considering, price controls or patient access constraints under the Medicaid program, and some states are considering price-control regimes that would apply to broader segments of their populations that are not Medicaid-eligible. Due to the volatility in the current economic and market dynamics, we are unable to predict the impact of any unforeseen or unknown legislative, regulatory, payor or policy actions, which may include cost-containment and healthcare-reform measures. Such policy actions could have a material adverse impact on our profitability.

Moreover, the federal Drug Supply Chain Security Act imposes new obligations on manufacturers of pharmaceutical or biopharmaceutical products, among others, related to product tracking and tracing. Among the requirements of this new federal legislation, manufacturers will be required to provide certain information regarding the drug product to individuals and entities to which product ownership is transferred, label drug product with a product identifier, and keep certain records regarding the drug product. Further, under this new legislation, manufacturers will have drug product investigation, quarantine, disposition and notification responsibilities related to counterfeit, diverted, stolen and intentionally adulterated products, as well as products that are the subject of fraudulent transactions or that are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death.

Physician Payment Sunshine Act and transparency

The Physician Payment Sunshine Act requires most pharmaceutical and biopharmaceutical manufacturers to report annually to the Secretary of Health and Human Services any and all financial arrangements, payments, or other transfers of value made by that entity to physicians and teaching hospitals. The payment information is made publicly available in a searchable format on a content management system website. Once we have an approved product, we will need to dedicate significant resources to establish and maintain systems and processes in order to comply with these regulations. Failure to comply with the reporting requirements can result in significant civil monetary penalties. Similar laws have been enacted or are under consideration in foreign jurisdictions, including France, which has adopted the Loi Bertrand, or French Sunshine Act, which became effective in 2013. In addition, the Code of Ethics from the EFPIA requires certain disclosures of interactions with institutions and healthcare professionals, depending on the jurisdictions in which we operate.

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

C.Organizational structure

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

Our general telephone number is (41) 21 345 91 21 and our internet address is www.acimmune.com. References to our website address do not constitute incorporation by reference of the information contained on the website, and the information contained on the website is not part of this document or any other document that we file with or furnish to the SEC. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, New York 10168.

The Company controls a fully-owned subsidiary, AC Immune USA, Inc. (“AC Immune USA” or “Subsidiary”), which was registered and organized under the laws of Delaware, USA in Q2 2021. The Company and its Subsidiary form the Group.

D.Property, plant and equipment

The Company’s capital expenditures were CHF 0.9 million in 2022 with CHF 0.8 million for laboratory equipment, additional laboratory space and leasehold improvements. These investments were made to enhance our research facilities.

Facilities

We do not own any real property. The table below details the sizes and uses of our leased facilities as of December 31, 2022:

Location	Primary Function	Approximate Size
École Polytechnique Fédérale Lausanne (EPFL) Innovation Park Building B, 1015 Lausanne, Vaud, Switzerland	Headquarters Research, discovery, preclinical and clinical development Chemistry manufacturing and control	27,000 square feet
1230 Avenue of the Americas Suite 1634 New York, New York 10020	U.S. operations	1,600 square feet

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

A.Operating results

Overview

To date, we have primarily financed our operations through the proceeds from our public offerings, share issuances, contract revenues from license and collaboration agreements and grants. We have no products approved for commercialization and have never generated any revenues from product sales. Pharmaceutical and biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we or our collaboration partners complete pivotal clinical studies and have a product candidate approved for commercialization, and we begin to generate revenue and royalties from product sales. Since our inception, we have received upfront and milestone payments from our collaboration partners and certain other revenue. However, we have also incurred significant operating losses. We incurred net losses of CHF 70.8 million for the fiscal year ended December 31, 2022 and have an accumulated losses balance of CHF 264.0 million as of December 31, 2022.

Strategic collaborations and licensing agreements

Since our inception, we have entered into strategic collaboration agreements with a range of partners covering a number of our product candidates. We entered into a strategic collaboration with Genentech in November 2006 (as amended in March 2009, January 2013, May 2014 and May 2015) regarding the development, manufacture and commercialization of anti-Abeta antibodies including crenezumab, and we refer to this agreement as the 2006 Agreement.

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

In May 2014 (as amended in June 2022), we entered into a license and collaboration agreement with LMI (formerly Piramal Imaging SA) covering our Tau-PET Imaging tracers.

In December 2014 (as amended in April 2016, July 2017, January 2019, November 2019 and December 2022), we entered into a strategic collaboration agreement with Janssen regarding the development, manufacture and commercialization of anti-Tau vaccines, which covers ACI-35. We expect to capitalize on Janssen and Johnson &

Johnson’s extensive regulatory expertise and experience in developing, manufacturing and, if approved, commercializing vaccines to bring ACI-35 to market.

We entered into a license agreement with Lilly in December 2018 (as amended in September 2019 and March 2020) to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases. Under the terms of this agreement, we have completed a Phase 1 clinical study with ACI-3024. Lilly is responsible for leading and funding further clinical development for small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD and NeuroOrphan tauopathies. Lilly will also retain global commercialization rights for all indications.

Genentech, a member of the Roche Group

We have two partnership agreements with Genentech, a company with a reputation for scientific excellence and a history of bringing innovative protein therapeutics to market.

Anti-Abeta antibody in AD – 2006 agreement

In November 2006, we signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal therapeutic antibody targeting misfolded Abeta. The agreement was amended March 2009, January 2013, May 2014 and May 2015. The agreement also provides for the development of a second therapeutic product for a non-AD indication based on the same intellectual property and anti-Abeta antibody compound. The value of this partnership is potentially greater than USD 340 (CHF 317) million. The structure of the collaboration agreement is as follows:

●	A right-of-use license;
●	Clinical milestone payments: payable upon commencement of each of Phase 1 and Phase 2 of clinical developments, and upon the earlier of Genentech’s decision to authorize Phase 3 or the commencement of Phase 3 of clinical developments. In addition, for a second indication, clinical milestone payments would be payable upon commencement of Phase 2 of clinical developments and upon the earlier of Genentech’s decision to authorize Phase 3 or the commencement of Phase 3 of clinical developments;
●	Regulatory milestone payments: payable upon making regulatory filings in the U.S. and Europe, respectively, and milestone payments upon obtaining marketing approval in each of the U.S. and Europe. In addition, for a second indication, additional regulatory and approval milestones would be payable.
●	Royalties: payable on sales, with different royalty rates applicable in the U.S. and Europe. Royalty levels are tied to annual sales volumes. We may receive royalties on sales of crenezumab with the percentage rates ranging from the mid-single digits to mid-teens.

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

In January 2019, we announced that Roche, the parent of Genentech, is discontinuing the CREAD and CREAD 2 (BN29552 and BN29553) Phase 3 studies of crenezumab in people with prodromal-to-mild sporadic AD.

In August 2022, the Company provided an update on its Alzheimer’s Prevention Initiative study evaluating crenezumab in autosomal dominant Alzheimer’s disease. Crenezumab did not statistically significantly slow or prevent cognitive decline in people with a specific genetic mutation which causes early-onset Alzheimer’s disease. However, numerical differences favoring crenezumab over placebo were observed across the co-primary, multiple secondary and exploratory endpoints. Initial data was presented at the Alzheimer's Association International Conference (AAIC) on August 2, 2022. All participants in the study were offered up to one year of continued treatment (crenezumab for all carriers and placebo for all non-carrier) following the end of the double-blind period while primary results and additional analyses were pending. Final efficacy visits have begun.

Anti-Tau antibody in AD – 2012 agreement

In June 2012, we entered into a second agreement with Genentech to research, develop and commercialize our anti-Tau antibodies for use as immunotherapeutics and diagnostics. The agreement was amended in December 2015. The value of this exclusive, worldwide alliance is potentially greater than CHF 400 million and includes upfront and clinical, regulatory and commercial milestone payments. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the mid-single digits to low-double digits. The agreement also provides for collaboration on at least one additional therapeutic indication outside of AD built on the same anti-Tau antibody program as well an anti-Tau diagnostic product.

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

The structure of the collaboration agreement is as follows.

●	A right-of-use license.
●	Preclinical and clinical milestone payments: payable upon selection of a lead candidate and commencement of each of Phase 1, 2 and 3 of clinical development. In addition, for a second indication, clinical milestone payments would be payable upon commencement of each of Phase 2 and 3 of clinical development.
●	Regulatory milestone payments: payable upon making regulatory filings for marketing approvals in each of the U.S., Europe and Japan. In addition, for a second indication, similar regulatory milestones would be payable.
●	Commercialization milestones: payable upon making a first commercial sale in each of the U.S., Europe and Japan. For a second indication, commercialization milestones exist for each of the U.S., Europe and Japan, which are triggered by the first commercial sale for the second indication in each of those jurisdictions.
●	Royalties: payable on sales with royalty rates differing based on the source of the intellectual property underlying the commercial product. We may receive royalties on sales at a percentage rate ranging from the mid-single digits to low-double digits.

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

In September 2020, the Company reported that Genentech informed us of top line results from a Phase 2 trial of the anti-Tau antibody, semorinemab, in early (prodromal to mild) Alzheimer’s disease (AD) which show that semorinemab did not meet its primary efficacy endpoint of reducing decline on Clinical Dementia Rating-Sum of Boxes (CDR-SB) compared to placebo. The primary safety endpoint was however met. Two secondary endpoints, ADAS-Cog13 and ADCS-ADL, were not met.

In August 2021, the Company reported that Genentech had informed the Company that the Lauriet study had met one of its co-primary endpoints, ADAS-Cog 11. The second co-primary endpoint, ADCS-ADL, was not met. Safety data showed that semorinemab was well tolerated with an acceptable safety profile and no unanticipated safety signals. In November 2021, the Company reported that Genentech had presented the full top-line data from the Lauriet study during a late-breaking session at the 14th Clinical Trials on Alzheimer’s Disease conference.

Janssen Pharmaceuticals, Inc.

Tau Vaccine in AD – 2014 agreement

In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc. (Janssen), part of the Janssen Pharmaceutical Companies of Johnson & Johnson, to develop and commercialize therapeutic anti-Tau vaccines for the treatment of AD and potentially other Tauopathies. The value of this collaboration is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the high-single digits to the mid-teens for the phospho-Tau vaccine program. In April 2016, July 2017, January 2019, November 2019 and December 2022, the companies entered into the first, second, third, fourth and fifth amendments, respectively. These amendments allow for the alignment of certain payment and activity provisions with the Development Plan and Research Plan activities. We and Janssen have completed the co-development of the second-generation lead therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a. In November 2022, it was announced that ACI-35.030 was selected to advance into further development based on interim data from the ongoing Phase 1b/2a trial. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35.030.

The Company received an upfront, non-refundable license fee of CHF 25.9 million, which we recognized as revenue in 2014. In May 2016, we received a payment of CHF 4.9 million for reaching a clinical milestone in the Phase 1b study. As we met all performance obligations on reaching the milestone, we recognized this milestone as revenue.

The structure of the collaboration agreement is as follows:

●	A right-of-use license.
●	Clinical milestone payments: payable upon reaching certain milestones in the Phase 1b study, commencement of the first Phase 2b or 2b/3 of clinical development, upon reaching enrollment thresholds in the first Phase 2b or Phase 2b part of the first Phase 2b/3, commencement of the first Phase 3 or Phase 3 part of a Phase 2b/3 study. In addition, for a second indication, clinical milestone payments would be payable upon commencement of a Phase 3 clinical study, which would be payable concurrently with the first regulatory milestone, if Janssen were to file for regulatory approval based on Phase 2 clinical data.
●	Regulatory milestone payments: payable upon making regulatory filings in the U.S., Europe, and Japan, respectively. In addition, for a second indication, similar regulatory milestones would be payable. For a second indication, additional regulatory milestone payments are payable by Janssen to us upon receipt of each of the regulatory approvals in the U.S., Europe and Japan.
●	Commercialization milestones: payable upon making a first commercial sale in each of the U.S., Europe and Japan, and upon achieving certain commercial milestones.

●	Royalties: payable on sales, with royalty rates differing based on the level of annual sales. We may receive royalties on sales at a percentage rate ranging from the high-single digits to the mid-teens for the phospho-Tau vaccine program.

Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the first Phase 1b clinical study in 2016 by providing 90 days’ notice to us. If not otherwise terminated, the agreement shall continue until the expiration of all royalty obligations as outlined in the contract.

LMI (formerly Piramal Imaging SA)

Tau-PET imaging agent – 2014 agreement

In May 2014 (as amended in June 2022), we entered into an agreement, our first diagnostic partnership, with LMI, the former Piramal Imaging SA. The partnership with LMI is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein PET tracers supporting the early diagnosis and clinical management of AD and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 160 (CHF 159) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low-teens. LMI may terminate the LCA at any time by providing 3 months’ notice to us.

The structure of the collaboration agreement is as follows:

●	A right-of-use license.
●	Clinical milestone payments: payable upon the commencement of the Phase 1, 2 and 3 studies for generation of data intended to support a regulatory submission in the U.S. or the EU. We would be entitled to further clinical milestone payments for the commencement of a Phase 2 and 3 study for a second indication.
●	Regulatory milestone payments: payable upon acceptance of Regulatory filing (NDA) and Regulatory approval for Commercialization in the U.S. or the EU.
●	Commercialization milestones: tied to specific annual net sales amounts.
●	Royalties: payable on sales, with royalty rates differing based on the level of annual sales. We may receive royalties on sales at a percentage rate ranging from the mid-single digits to the low-teens.

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

Per the terms of the agreement, the Company may become eligible to receive additional milestone payments totaling up to approximately CHF 1.9 billion. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low double-digits to the mid-teens. The agreement became effective in January 2019 when the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired. In Q3 2019, the Company and Lilly entered into the first amendment to divide the first discretionary milestone payment under the agreement of CHF 60 million into two installments with the first CHF 30 million paid in Q3 2019 and the second CHF 30 million to be paid on or before March 31, 2020 unless Lilly terminated the agreement earlier. In Q1 2020, the Company and Lilly entered into a second amendment to replace the second CHF 30 million to be paid on or before March 31, 2020 with two milestone payments, one of CHF 10 million to be paid on or before March 31, 2020 and the other of CHF 60 million following the first patient dosed in a Phase 2 clinical study of a licensed product in the U.S. or the EU.

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

The structure of the collaboration agreement is as follows.

●	An exclusive license: granted by us to Lilly under certain of our intellectual property to develop, manufacture and commercialize products containing Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases throughout the world in any indication.
●	Clinical milestone payments: payable upon completion of the Lilly preclinical activities period and following the first patient dosed in a Phase 2 and Phase 3 clinical study of a licensed product in the U.S. or the EU.
●	Regulatory milestone payments: payable within 60 days after obtaining regulatory approval for any licensed product in the first indication and any licensed product in certain additional indications in the U.S., Europe and Japan, respectively.
●	Commercialization milestones: payable upon achieving certain commercial sales milestones.
●	Royalties: payable on sales with royalty rates differing based on the level of annual sales of licensed products. We may receive royalties on sales at a percentage rate ranging from the low double-digits to the mid-teens.

The agreement will terminate by the date of expiration of the last royalty term for the last licensed product. However, under the terms of the agreement, Lilly may terminate the agreement at any time after March 31, 2020 by providing 3 months’ notice to us.

We and Lilly also entered into a convertible note agreement that became effective in January 2019 for USD 50 (CHF 50.3) million from Lilly. In Q2 2019, the Convertible Note Agreement with Lilly automatically converted in line with the terms of the agreement. As a result of this conversion, 3,615,328 of our common shares were issued to Lilly. This note is now fully settled and there is no further equity or cash consideration due to Lilly thereunder.

Grants

Michael J. Fox Foundation for Parkinson’s Research

In May 2020, the Company, as part of a joint arrangement with Skåne University Hospital (Skåne) in Sweden, was awarded a USD 3.2 (CHF 3.0) million grant from the MJFF’s Ken Griffin Alpha-synuclein Imaging Competition. As part of this grant, AC Immune is eligible to receive USD 2.5 (CHF 2.3) million directly from the MJFF. Skåne will receive USD 0.7 (CHF 0.7) million of the total grant directly from the MJFF over two years to conduct and support the clinical arm of the project. In August 2022, the Company received follow-on grant funding as part of its joint arrangement with Skåne totaling USD 0.5 (CHF 0.5) million for the continued development of its alpha-synuclein PET imaging diagnostic agent. As part of this grant, the Company received USD 0.4 (CHF 0.4) million directly from the MJFF. Skåne will receive USD 0.1 (CHF 0.1) million of the total grant directly from the MJFF over the duration of the grant period.

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

Grant from the Target ALS Foundation

In Q1 2021, AC Immune was awarded a USD 0.3 (CHF 0.2) million grant from Target ALS. This grant funds a collaboration between the Company and the Investigators at the Healey Center for ALS at Massachusetts General Hospital (MGH) to accelerate the development of the Company’s proprietary immunoassays to detect disease-associated forms of TDP-43 in CSF and blood samples. The Company was awarded an additional one-year grant in December 2022 for USD 0.1 (CHF 0.1) million to continue the project.

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

Milestone payments. At the inception of each arrangement that includes development, regulatory and/or commercial milestone payments, the Company evaluates whether the milestones are considered highly probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant cumulative revenue reversal would not occur in future periods, the associated milestone value is included in the transaction price. These amounts for the performance obligations under the contract are recognized as they are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments recorded would affect contract revenues and earnings in the period of adjustment.

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

We record accrued expenses for these costs based on the estimated amount of work completed in accordance with agreements established with these third parties, which involves the following process:

●	communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs;
●	estimating and accruing expenses in our consolidated financial statements as of each balance sheet date based on facts and circumstances known to us at the time; and
●	periodically confirming the accuracy of our estimates with selected providers and adjusting, if necessary.

Examples of estimated research and development expenses that we accrue include:

●	fees paid to CROs in connection with preclinical and toxicology studies and clinical studies;
●	fees paid to investigative sites in connection with clinical studies;
●	fees paid to CMOs in connection with the production of our product candidates prior to qualifying for capitalization as inventory; and
●	professional service fees for consulting and related services.

We base our expense accruals related to clinical studies on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and clinical CROs that conduct and manage clinical studies on our behalf. The financial terms of these agreements vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical study milestones. Our service providers predominantly invoice us monthly in arrears for services performed. In accruing service fees, we estimate the time period over which the services will be performed and the level of effort to be expended in each period. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates.

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

We estimate the fair value of all time-vested options as of the date of grant using the Black-Scholes option-pricing model. Key assumptions in determining the fair value of share options granted utilizing the Black-Scholes valuation method include the following:

	Assumption		Method of estimation

●	Estimated expected term of options	●	Simplified method
●	Expected volatility	●	The Company’s actual volatility for the period congruent with the expected term of the underlying option
●	Risk-free interest rate	●	Yields of long-dated U.S. Treasury notes
●	Expected dividends	●	Zero percent as dividends have not been paid
●	Forfeiture rates	●	Historical and expected forfeiture data

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

Right-of-use assets and lease liabilities

The Company applies IFRS 16 Leases, which provides the model for lessee accounting in which all leases, other than short-term and low-value leases, are accounted for by the recognition on the consolidated balance sheet of a right-of-use asset and a lease liability, and the subsequent amortization of the right-of-use asset over the earlier of the end of the useful life or the lease term. In accordance with IFRS 16, the Company (i) does not recognize right-of-use assets and lease liabilities for leases of low value (i.e. approximate fair value of USD 5,000). For a complete discussion of accounting, see “Note 5. Right-of-use assets, long-term financial assets and lease liabilities.”

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

Net employee defined benefit liabilities

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

To the extent that the fair value of the plan assets is greater than the present value of the defined benefit obligation as calculated by our independent actuary, the Company accounts for the effect of the asset ceiling test under IAS 19.

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

The Company continues to effect its business continuity plan and adapt as the situation evolves. Since 2021, we have resumed normal operations at full capacity, with minimal disruption to our business. We are continuously assessing and adapting our working practices and business operations to ensure compliance with official guidance and orders related to the pandemic and are working proactively with our partners and other stakeholders to take steps intended to mitigate and minimize any negative impact to our research, clinical programs and other business operations.

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

Contract revenues

Given our stage of development, we have not generated any revenue from product sales. Our contract revenues to date have been derived primarily from separate license and collaboration agreements on some of our product candidates in various stages of preclinical and clinical development.

Our contract revenues have experienced fluctuations over the past three years as a result of the timing of milestone achievement and the size of each milestone payment. We expect that any revenue we generate from our collaboration agreements with each of Lilly, Genentech, Janssen and LMI and/or from any other current or future collaboration partners will fluctuate from year to year as a result of the timing and amount of milestones and other payments.

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

Our investment in research and development activities, including the clinical development of our product candidates has historically been and is projected to be more than 75% of our total annual operating costs. Research and development expenses represent costs incurred to conduct research, such as the discovery and development of our product candidates, as well as development of new product candidates from our SupraAntigen and Morphomer platforms and the development of product candidates pursuant to our collaboration agreements with Lilly, Genentech, Janssen and LMI. We recognize all research and development costs as they are incurred. Clinical study costs, contract manufacturing and other development costs incurred by third parties are expensed as the contracted work is performed. At present, most of our research activities comprise three major areas:

●	AD;
●	focused non-AD NDD including Parkinson’s disease, ALS and NeuroOrphan indications; and
●	diagnostics.

We expect our research and development expenses to continue to increase in the future and expect to fund a broader number of projects, which will impact our research strategy in four key ways:

(i)	we expect to undertake later-stage research and development for certain of our product candidates and, if approved, to take some of those product candidates into commercialization;
(ii)	we will allocate more funding to existing programs to advance the development of these programs;
(iii)	we will increase our research and development efforts on non-AD indications including NeuroOrphans and diagnostics; and
(iv)	we will initiate a number of new research initiatives that are complementary to our existing and planned research initiatives.

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

Other operating income/(expense), net

Other operating income/(expense) consists primarily of income associated with foundation grants such as those from the MJFF or Target ALS.

Finance result, net

Financial income and expenses include bank fees associated with charges levied by banks on foreign payments, interest income and expense associated with our cash balances and interest expense associated with lease liabilities. For the year ended December 31, 2021, we recognized a gain on the change in fair value of derivative financial assets associated with two convertible notes sold to certain Affiris affiliated entities that did not occur in the current or comparable prior period.

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

We are entitled under Swiss laws to carry forward any losses incurred for a period of 7 years and can offset our losses carried forward against future taxes. As of December 31, 2022, we had tax loss carry-forwards totaling CHF 264.1 million (provisional amount; tax loss is definitively recognized by Swiss tax authorities once set-off against taxable income). There is no certainty that we will make sufficient profits to be able to utilize these tax loss carry-forwards in full.

The effective corporate income tax rate (federal, cantonal and communal) where we are domiciled is currently 13.6%.

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

Value added tax (VAT) is charged on all qualifying goods and services supplied by VAT-registered businesses. Rates vary based on category, but the Company applies a standard rate of 7.7% (the standard rate will increase to 8.1% as of January 1, 2024) on the value of the goods or services to all sales invoices, which is payable to the Swiss tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the Swiss tax authorities.

Results of operations

The numbers below have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The discussion below should be read along with these consolidated financial statements and it is qualified in its entirety by reference to them.

Comparison of the years ended December 31, 2022 and 2021

Contract revenue

For the year ended December 31, 2022, AC Immune generated CHF 3.9 million in contract revenues compared with nil for the comparable period in 2021. This represents an increase of CHF 3.9 million. The following table summarizes our contract revenues during the years ended December 31, 2022 and 2021:

	For the Year Ended
	December 31,
In CHF thousands	2022	2021	Change
Contract revenue	3,935	—	3,935
Total revenue	3,935	—	3,935

Our contract revenues experience fluctuations as a result of securing new collaboration agreements, the timing of milestone achievements and the size of each milestone payment. For the year ended December 31, 2022, our contract revenues were wholly related to the progression of the Tau-PET Tracer PI-2620 into late-stage development in AD per our agreement with LMI.

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

We have completed our R&D spending in both of our Genentech collaborations. Additionally, we have completed our co-development costs with Janssen for the Phase 1b/2a studies for our therapeutic vaccines, ACI-35.030 and JACI-35.054. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of the second-generation vaccines.

We intend to increase our R&D costs associated with the advancement of ACI-7104.056 in Parkinson’s disease and our ACI-24.060 vaccine through mid- and late-stage clinical development. Finally, we expect to incur additional R&D expenditures associated with the expansion of our Morphomer Tau program into AD and potentially NeuroOrphan indications, as well as, investments in our diagnostic programs.

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

For the year ended December 31, 2022, research and development expenses totaled CHF 60.3 million compared with CHF 62.3 million for the comparable period in 2021. This represents a decrease of CHF 2.0 million. The following table presents the research and development expenses during the years ended December 31, 2022 and 2021:

Detailed research and development expenditures by major development category

	For the Year Ended
	December 31,
In CHF thousands	2022	2021	Change
Discovery and preclinical expenses	16,889	19,963	(3,074)
Clinical expenses	13,089	14,872	(1,783)
Group function expenses	1,574	929	645
Total direct R&D expenses	31,552	35,764	(4,212)
Payroll expenses	17,548	16,465	1,083
Share-based compensation	1,622	1,528	94
Other non-allocated	9,614	8,525	1,089
Total R&D expenses	60,336	62,282	(1,946)

	For the Year Ended
	December 31,
In CHF thousands	2022	2021	Change
Operating expenses[1]	41,166	44,289	(3,123)
Salaries and related costs[2]	19,170	17,993	1,177
Total R&D expenses	60,336	62,282	(1,946)

1Includes depreciation expenses

2Includes share-based compensation

For the year ended December 31, 2022:

Discovery and preclinical expenses decreased CHF 3.1 million, primarily due to:

●	a decrease in ACI-24.060 for DS of CHF 2.3 million for the development costs due to the completion of the vaccine formulation which has been advanced into clinical studies and CHF 0.6 million for our anti-TDP-43 antibody due to the completion of in vivo efficacy studies in the prior year and CHF 1.3 million for certain other discovery programs, partially offset by:

●	an increase of CHF 1.1 million associated with investments in our ACI-7104.056 vaccine, our alpha-synuclein vaccine for Parkinson’s disease acquired in Q4 2021.

Clinical expenses decreased by CHF 1.8 million, primarily due to:

●	a decrease of CHF 5.9 million for the clinical development of ACI-35.030 driven by timing of activities across various cohorts started in prior years and expenses associated with the R&D cost sharing, CHF 1.1 million for ACI-24.060 for AD as the prior clinical trial completed and CHF 0.6 million for Morphomer Tau program as we expand the development of other preclinical candidates, partially offset by:

●	an increase of CHF 3.2 million for the clinical development of ACI-7104.056, which were largely not incurred in the prior period as the asset was acquired in H2 2021 and CHF 2.6 million for the initiation of our Phase 1b/2a ABATE study for our ACI-24.060 vaccine.

The variances in Group function expenses relate to regulatory and quality assurance, intellectual property and other non-allocated costs.

Total salaries and related costs increased by CHF 1.2 million, primarily due to:

●	an increase in salary- and benefit-related costs of CHF 1.1 million primarily related to new hires during the year and annualization of 2021 hires.

The CHF 1.1 million increase in other non-allocated expenses relate to certain non-allocated functional expenses, primarily due to:

●	an increase of CHF 0.8 million associated with targeted IT investments such as our electronic laboratory notebook implementation and maintenance as well as R&D consultants; and
●	CHF 0.3 million in other items.

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs, including share-based compensation, professional fees such as legal and accounting related services, infrastructure expenses, and other operating expenses.

For the year ended December 31, 2022, general and administrative expenses totaled CHF 15.8 million compared with CHF 17.9 million for the comparable period in 2021. This represents a decrease of CHF 2.1 million. The following table presents the general and administrative expenses during the years ended December 31, 2022 and 2021:

	For the Year Ended
	December 31,
In CHF thousands	2022	2021	Change
Operating expenses[1]	6,207	7,031	(824)
Salaries and related costs[2]	9,582	10,879	(1,297)
Total general and administrative expenses	15,789	17,910	(2,121)

1Includes depreciation expenses

2Includes share-based compensation

For the year ended December 31, 2022, this decrease is primarily due to:

●	CHF 1.1 million for transaction costs associated with our asset acquisition in the prior year for a portfolio of therapeutics targeting alpha-synuclein from Affiris which did not repeat in 2022; and
●	a decrease of CHF 1.3 million in personnel expenses, largely driven by a CHF 0.9 million decrease in share-based compensation expense associated with the forfeiture of awards to a former member of management, partially offset by:

●	a CHF 0.3 million increase driven largely by increased audit and reporting fees as well as professional services.

Other operating income/(expense), net

For the year ended December 31, 2022, other operating income/(expense) totaled CHF 1.3 million in income compared with CHF 1.2 million in income for the comparable period in 2021. This represents an increase of CHF 0.1 million. The following table presents the other operating income/(expense) during the years ended December 31, 2022 and 2021:

	For the Year Ended
	December 31,
In CHF thousands	2022	2021	Change
Other operating income/(expense), net	1,343	1,182	161
Total other operating income/(expense), net	1,343	1,182	161

For the year ended December 31, 2022, this increase is primarily due to:

●	an increase of CHF 0.1 million associated with ongoing grants from the MJFF.

Finance result, net

For the year ended December 31, 2022, finance result was a CHF 0.1 million gain compared with a CHF 6.0 million gain for the comparable period in 2021. This represents a decrease of CHF 5.9 million. The following table presents the finance result during the years ended December 31, 2022 and 2021:

	For the Year Ended
	December 31,
In CHF thousands	2022	2021	Change
Financial income	69	6,485	(6,416)
Financial expense	(355)	(581)	226
Exchange differences	393	113	280
Finance result, net	107	6,017	(5,910)

Net finance result was a gain, which primarily decreased related to:

●	a decrease of CHF 6.4 million in financial income, predominantly related to a CHF 6.5 million gain associated in the change of fair value of derivative financial assets associated with two convertible notes sold to certain Affiris affiliated entities in the prior period which did not repeat in the current period, partially offset by:

●	a CHF 0.2 million decrease in financial expense due to the transition from negative to positive interest rates during the year for our interest-bearing deposit accounts; and
●	a CHF 0.3 million increase in favorable foreign currency exchange differences related to movement in the CHF versus foreign currencies, predominantly the US Dollar and Euro.

Non-IFRS financial measures

In addition to our operating results, as calculated in accordance with IFRS, as adopted by the IASB, we use adjusted loss and adjusted loss per share when monitoring and evaluating our operational performance. Adjusted loss is defined as loss for the relevant period, as adjusted for certain items that we believe are not indicative of our ongoing operating performance. Adjusted loss per share is defined as adjusted loss for the relevant period divided by the weighted-average number of shares for such period.

We believe that these measures assist our shareholders because they enhance the comparability of our results each period and provide more useful insight into operational results for the period. The Company’s executive management uses these non-IFRS measures to evaluate our operational performance. These non-IFRS financial measures are not meant to be considered alone or as substitutes for our IFRS financial measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with IFRS. The most directly comparable IFRS measure to these non-IFRS measures is net loss. The following table reconciles net loss to adjusted loss and adjusted loss per share for the periods presented:

Reconciliation of loss to adjusted loss and

loss per share to adjusted loss per share

	For the Year Ended
	December 31,
In CHF thousands, except for share and per share data	2022	2021	2020
Loss	(70,753)	(72,996)	(61,921)
Adjustments:
Non-cash share-based payments[1]	3,330	4,126	4,088
Foreign currency (gains)/losses[2]	(521)	70	703
Change in fair value of derivative financial assets[3]	—	(6,459)	—
Transaction costs[4]	—	1,144	—
Adjusted loss	(67,944)	(74,115)	(57,130)

Loss per share – basic and diluted	(0.85)	(0.97)	(0.86)
Adjustment to loss per share – basic and diluted	0.04	(0.02)	0.07
Adjusted loss per share – basic and diluted	(0.81)	(0.99)	(0.79)
Weighted-average number of shares outstanding Adjusted loss – basic and diluted	83,554,412	74,951,833	71,900,212

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

B.Liquidity and capital resources

Cash flows

Comparison of the years ended December 31, 2022 and 2021

The following table summarizes our cash flows for the periods indicated:

	For the Year Ended
	December 31,
In CHF thousands	2022	2021	Change
Net cash provided by/ (used in):
Operating activities	(73,568)	(65,689)	(7,879)
Investing activities	23,763	(53,664)	77,427
Financing activities	(1,346)	40,746	(42,092)
Net decrease in cash and cash equivalents	(51,151)	(78,607)	27,456

Operating activities

Net cash used in operating activities was CHF 73.6 million for the year ended December 31, 2022 compared with net cash used in operating activities of CHF 65.7 million for the year ended December 31, 2021. The change in cash used in operating activities for the year ended December 31, 2022 was due to the Company incurring a net loss of CHF 70.8 million for the year ended December 31, 2022 compared with net loss of CHF 73.0 million for the same period in 2021, which was driven by (i) an increase of CHF 1.7 million in prepaid expenses (ii) a CHF 6.1 million decrease in accrued expenses, offset by (i) a CHF 6.5 million gain on the change in fair value of derivative financial assets associated with two convertible notes sold to certain Affiris affiliated entities in 2021 which did not repeat in the current period.

Investing activities

Net cash provided by investing activities was CHF 23.8 million for the year ended December 31, 2022 compared with net cash used in by investing activities of CHF 53.7 million for the year ended December 31, 2021. CHF 25.0 million of short-term financial assets matured for the year ended December 31, 2022, compared to a net investment of CHF 51.0 million of short-term financial assets in the prior period. Additionally, the Company spent CHF 1.2 million on property, plant and equipment, predominantly to enhance its laboratory and facilities.

Financing activities

Net cash used in financing activities was CHF 1.3 million for the year ended December 31, 2022, compared with net cash provided by financing activities of CHF 40.7 million for the year ended December 31, 2021. The decrease of CHF 42.0 million is predominantly related to prior year’s (i) CHF 23.5 million received from two convertible notes sold to certain Affiris affiliated entities, (ii) CHF 4.6 million for the issuance of shares as part of the Company’ acquisition with Affiris for the program portfolio of therapeutics targeting a-syn, notably ACI-7104 (see “Note 6. Asset acquisition.”) and (iii) CHF 12.1 million received from proceeds from the sale of treasury shares in public offerings, net of underwriting fees and transaction costs, which did not repeat in the current period.

Operating capital requirements and plan of operations

We do not expect to generate revenues from royalties based on product sales unless and until our partners obtain regulatory approval of, and successfully commercialize, our current or any future product candidates. As of December 31, 2022, we had cash and cash equivalents of CHF 31.6 million and short-term financial assets of CHF 91.0 million, resulting in CHF 122.6 million of liquidity. The decrease relative to December 31, 2021 was predominantly related to R&D spending on our major discovery and R&D programs, and the strengthening of the Company’s infrastructure, systems and organization. This was offset by the receipt of CHF 3.9 million in contract revenue from LMI linked to the progression of the Tau-PET Tracer PI-2620 into late-stage development in AD. There can be no certainty as to the exact timing of future milestone payments, or in fact, whether any of these will ever be made, given that they are contingent on clear milestones being reached. Accordingly, assuming that we do not receive potential milestone payments and based upon our currently contemplated R&D strategy, we believe that our existing capital resources will be sufficient to meet our projected operating requirements into Q3 2024.

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

Contractual obligations

In addition, the Company has been a tenant at our current location in the EPFL Innovation Park since shortly after our inception in 2003. We have entered into long-term rental lease agreements with respect to these facilities. However, our lease agreements are structured such that we can exit these lease agreements without penalty provided we give the owner of our premises sufficient notice. We have capitalized a portion of our lease liabilities in accordance with IFRS 16. See “Note 5. Right-of-use assets, long-term financial assets and lease liabilities.”

The Company currently projects CHF 1.0 million in undiscounted short-term lease obligations and CHF 2.4 million in undiscounted long-term lease obligations. Additionally, the Company projects CHF 23.0 million in short-term purchase commitments and CHF 29.2 million in long-term purchase commitments predominantly driven by R&D activities.

ATM program

Commencing in September 2020, the Company established an “at the market offering” (ATM) for the sale of up to USD 80.0 (CHF 74.6) million worth of our common shares from time to time by entering into an Open Market Sale

Agreement (Sales Agreement) with Jefferies LLC (Jefferies). In Q2 2021, we filed a new registration statement on Form F-3 and entered into a new Sales Agreement in Q2 2021 to replace and extend the ATM program. To date, the Company has sold 1,179,139 common shares previously held as treasury shares pursuant to the new Sales Agreement, raising USD 13.3 (CHF 12.1) million, net of underwriting fees and transaction costs.

Comparison of the years ended December 31, 2021 and 2020

For a discussion of the financial results and condition for the fiscal year ended December 31, 2020, please refer to “Item 5. Operating and financial review and prospects—A. Operating results—Comparison of the years ended December 31, 2021 and 2020” of our Annual Report on Form 20-F for the year ended December 31, 2021 filed on March 22, 2022.

C.Research and development, patents and licenses, etc.

See “Item 4. Information on the Company—B. Business overview” and “Item 5. Operating and financial review and prospects—A. Operating results—results of operations.”

D.Trend information

See “Item 5. Operating and financial review and prospects.”

E.Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. See “Note 3. Summary of significant accounting policies” to our consolidated financial statements for a description of the most significant accounting policies applied in the preparation of our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and senior management

Executive Officers, other key employees and board of directors

The following table presents information about our executive officers, other key employees, and directors and director nominees, including their ages, as of March 1, 2023. The term of each of our directors is 1 year and, accordingly, will expire at our 2023 annual shareholder meeting to be held in June 2023.

			Initial year of
Name	Position	Age	appointment
Executive Officers
Andrea Pfeifer, Ph.D.	Chief Executive Officer and Director	65	2003
Marie Kosco-Vilbois, Ph.D.	Chief Scientific Officer	65	2019
Johannes Rolf Streffer, M.D.	Chief Medical Officer	54	2020
Piergiorgio Donati	Chief Technical Operations Officer	52	2019
Christopher Roberts	VP Finance, Interim Chief Financial Officer	34	2022
Howard Donovan	Chief Human Resources Officer	48	2022
Jean-Fabien Monin	Chief Administrative Officer	52	2009

Other Key Employees
Julien Rongère, Ph.D.	SVP Regulatory Affairs and Quality Assurance	45	2017
Olivier Sol, M.D.	VP Head of Clinical Development	56	2016
Alexandre Caratsch	General Counsel	57	2018

			Initial year of
Name	Position	Age	appointment
Bojana Portmann, Ph.D.	VP IP and Business Development	43	2011
Julian Gray, M.D., Ph.D.	Clinical Advisor	65	2007
Mark Danton	VP Information Systems, Security and Digital Technologies	59	2019

Non-Executive Directors
Douglas Williams, Ph.D.	Chair and Director	64	2018
Thomas Graney	Director	58	2016
Werner Lanthaler, Ph.D.	Director	54	2018
Roy Twyman, M.D.	Director	66	2019
Carl June, M.D.	Director	68	2020
Alan Colowick, M.D.	Director	60	2021
Monika Bütler, Ph.D.	Director	61	2021
Monica Shaw, M.D.	Director	44	2021

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

Marie Kosco-Vilbois, Ph.D., Chief Scientific Officer: A U.S. citizen, Marie Kosco-Vilbois has extensive experience in the biopharmaceutical industry and served as Chief Scientific Officer of Novimmune since 2005. Prior to joining Novimmune in 2002, Dr. Kosco-Vilbois was Head of Immunology and Preclinical Pharmacology at the Serono Pharmaceutical Research Institute, a Senior Scientist and then Head of Immunology at the Glaxo Wellcome Research Institute in Geneva, and a Scientific Member of the Basel Institute for Immunology. During her career, she has taken numerous biologicals from discovery into preclinical studies and clinical development, most notably filing market applications of a biological for an orphan indication. Dr. Kosco-Vilbois gained her Bachelor’s Degree in Biology from Rutgers University, New Jersey, U.S., and a PhD in Anatomy and Immunology from the Medical College of Virginia/Virginia Commonwealth University School of Medicine, U.S..

Johannes Rolf Streffer, M.D., Chief Medical Officer: Johannes Streffer joined AC Immune in January 2021 as Chief Medical Officer from UCB Biopharma SPRL where he was VP, Head of Translational Medicine Neuroscience. Prior to this he was a member of the Alzheimer Disease Area Leadership Team at Janssen R&D and the industrial lead for EMIF-AD, where 14 countries are combined to foster understanding of early biomarkers and change in the predementia AD spectrum. His recognized expertise and standing in the scientific and medical community provide an invaluable asset as we work to develop innovative treatments for neurodegenerative diseases based on our proprietary technology platforms.

Prof. Streffer graduated from the University of Tübingen, Germany with a medical degree. He completed graduate studies on neuro-oncology and is Board certified in Psychiatry and Neurology. Currently he is a visiting Professor in the Department of Biomedical Sciences, University of Antwerp.

Piergiorgio Donati, Chief Technical Operations Officer: Piergiorgio Donati joined AC Immune in June 2018 as Director, Global Program Management, having previously worked for AC Immune from 2011 to 2015 as Head of Manufacturing and Project Management. Between 2015 and 2018, Mr. Donati was Head of CMC program development at Glenmark Pharmaceuticals and Biotech CMC Lead at Merck KGaA. Prior to 2011, he held R&D positions at Abiogen, Merck Group and Serono. Mr. Donati holds a degree in Analytical Chemistry from the Technical Institute G.L. Bernini.

Christopher Roberts, Vice President Finance, Interim Chief Financial Officer: Christopher Roberts joined AC Immune in 2019 serving in various roles within the Company’s finance leadership team prior to his promotion in 2022. Previously, Mr. Roberts worked as a Senior Manager for Ernst & Young for more than 10 years and supported the AC Immune IPO. During that time, he served high-growth life science companies in Switzerland, the San Francisco Bay Area, and the UK, focusing on initial and follow-on offerings, SEC reporting, and SOX 404 implementation projects. Mr. Roberts is a Trustee and Treasurer of Msizi Africa, a charity dedicated to sustainably improving the lives of children in Lesotho.

Mr. Roberts is a Chartered Accountant with the Institute of Chartered Accountants in Scotland (ICAS) and holds a Bachelor of Science in Accounting, Auditing and Finance with first class honours from Lancaster University.

Howard Donovan, Chief Human Resources Officer: Howard Donovan joined AC Immune in 2022 and is an internationally experienced, commercially focused leader who has competencies in all aspects of employee services, well-being, benefit design, international mobility, talent management, operations and HR business partnering. He has been at the World Economic Forum since 2015, where he led People Services and was responsible for global reward, employee experience, people insights, strategic sourcing, new office launches, and business partnering with the Board of Directors across its locations in Switzerland, United States, China, Japan and India. Howard previously worked as the inhouse Global Head of Reward for Puma Energy and prior to that he held senior HR leadership roles with a strong reward focus with multinational companies, including SGS Group and Xerox Corporation.

Jean-Fabien Monin, Chief Administrative Officer: Jean-Fabien Monin was nominated Chief Administrative Officer in July 2015 following his role as our Chief Financial Officer from March 2009 to July 2015. Prior to AC Immune, he held several positions during his tenure of 14 years at bioMérieux, a leading international in vitro diagnostics group, culminating in his nomination as Chief Financial Officer. His last position was CFO of bioMérieux Central Europe based in Vienna, Austria from December 2006 to March 2009. Mr. Monin holds a Masters in Finance and International Business from the University of Paris-Dauphine, France.

Other key employees

Julien Rongère, Ph.D., SVP Regulatory Affairs and Quality Assurance: Julien Rongère joined AC Immune in July 2017 as Head of European Regulatory Affairs and Quality Assurance. Prior to joining AC Immune, Dr. Rongère held positions of increasing responsibility at Celgene in Switzerland. Most recently, he served as Director, Regulatory Affairs, leading the development of regulatory strategies for small molecules and CAR-T cell therapies and contributed to the development and approval of Revlimid in multiple myeloma and mantle cell lymphoma. Prior to Celgene, Dr. Rongère served as a Regulatory Expert at Apoxis, SA in Switzerland. During his career, Dr. Rongère gained specific expertise in the development of regulatory strategies for taking products from Phase 1 through to commercialization in the field of hematology/oncology and immunology/inflammation, including fast-to-market approaches, orphan drugs and pediatric development. Dr. Rongère gained his Master’s Degree in Medical Genetics from the University of Aberdeen, UK, and holds a Ph.D. in Molecular Biology from the University of Lausanne, Switzerland.

Oliver Sol, M.D., VP Head of Clinical Development: Prior to joining AC Immune, Olivier Sol was Clinical Director of Exonhit (Paris) and thereafter Medical & Regulatory Affairs Director for Diaxonhit, where he was responsible for the development and medical validation of in vitro diagnostic products in cancer, infectious diseases and Alzheimer’s disease. Dr. Sol spent his over 20-year career as a Medical Expert in several therapeutic areas with a strong focus on central nervous system diseases, within pharmaceutical companies as Janssen, UCB-Pharma, GlaxoSmithKline and Sanofi. He contributed to the clinical development of currently marketed drugs in epilepsy (topiramate and levetiracetam) and galantamine in Alzheimer’s disease. He has also gained significant experience in the field of biological biomarkers. Dr. Sol holds an M.D. from the Paris-Sud University (Paris-Saclay) with a specialization in Medical Biology.

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

Bojana Portmann, Ph.D., VP IP and Business Development: Bojana Portmann joined AC Immune in 2011 as Intellectual Property Manager and has held multiple roles within the IP department with increasing responsibility over the past years, during which her work was mainly focused on creating and strengthening patent portfolios for biologicals, small molecules and liposomal technology. Dr. Portmann holds a Ph.D. degree from the EPFL University in Switzerland, and a LL.M. degree, Master of Intellectual Property Law and Management (MIPLM), from the CEIPI in France. She also received a M.Sc. (Dipl. Ing.) degree in Polymer and Chemical Engineering from the University of Belgrade in Serbia.

Julian Gray, M.D., Ph.D., Clinical Advisor: Julian Gray has served as Clinical Advisor to our programs in neurodegenerative diseases since January 2007 and works in this function exclusively for AC Immune. He has previously held the position of Head of CNS Therapeutics at Eisai Ltd in London leading the global development of early and late-stage CNS projects in Alzheimer’s disease, Parkinson’s disease and other CNS areas. Prior to this he served as Head of Alzheimer Clinical Research at Hoffmann-La Roche in Basel where he conducted large-scale clinical trials in the U.S. and Europe. After his studies he was Medical Expert at Sandoz Pharmaceuticals in Basel undertaking clinical studies of different compounds in dementia and Parkinson’s disease. Dr. Gray holds the title of a Specialist in Pharmaceutical Medicine (Switzerland). He received his medical degree (MBBS) from the University of London, a B.A. and Ph.D. from the University of Oxford and an MBA from Oxford Brookes University.

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

Non-Executive Directors

Douglas Williams, Ph.D., Chair and Director: Douglas E. Williams is currently the President, CEO and member of the Board of Directors of Codiak BioSciences. He was previously Biogen’s Executive Vice President, Research and Development, serving in this role from January 2011 to July 2015. He joined Biogen from ZymoGenetics, where he was most recently CEO and member of the Board of Directors. ZymoGenetics was purchased for $985 million by Bristol Myers Squibb during Dr. Williams’ tenure. Previously, he held leadership positions within the biotechnology industry, including Chief Scientific Officer and Executive Vice President of Research and Development at Seattle Genetics, and

Senior Vice President and Washington Site Leader at Amgen. Dr. Williams served in a series of scientific and senior leadership positions over a decade at Immunex, including Executive Vice President and Chief Technology Officer and a member of the Board of Directors. During his 30+ year career in the biotechnology industry he has played a role in the development of several novel drugs including Enbrel, Tecfidera, and Spinraza. He has served on the board of numerous biotechnology companies and is currently Chair of the Board of AC Immune, and is a Director for Panacea II.

Thomas Graney, Director: Thomas Graney is currently the CEO, CFO, and member of the Board of Directors of Oxurion NV. Prior to Oxurion, he was CFO of Generation Bio, Senior Vice President and CFO at Vertex Pharmaceuticals Inc. and CFO and SVP of Finance & Corporate Strategy at Ironwood Pharmaceuticals. Prior to Ironwood Pharmaceuticals, Mr. Graney spent 20 years working with J&J and its affiliates, serving for 4 years as worldwide VP of Finance and CFO of Ethicon. Mr. Graney has extensive global experience that spans corporate development, commercial strategy, portfolio management and supply chain management, communication, and investor relations. Mr. Graney is currently on the Board of Directors of Mogrify LTD and Chair of the Audit Committee. A Chartered Financial Analyst charterholder, Mr. Graney holds a B.S. in accounting from the University of Delaware and an MBA in Marketing, Finance and International Business from the Leonard N. Stern School of Business at New York University.

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

Roy Twyman, M.D., Director: Roy Twyman is a Neurologist and is founder and current CEO of Amron Neuroscience, LLC, a private consulting company focused on neuroscience drug development. Prior to this, Dr. Twyman spent almost 20 years at Janssen Research & Development, LLC (a Johnson & Johnson company) and was a member of the Neuroscience Therapeutic Area Leadership team responsible for clinical R&D and strategic planning of CNS neurology and psychiatry pipeline products. From 2012 to March 2018, Dr. Twyman was a Senior Vice President in the Neuroscience Therapeutic Area overseeing the Alzheimer’s Disease Area. He currently participates as an independent Board Member or as a Scientific Advisory Board Member for a number of small biotech or pharmaceutical companies.

Carl June, M.D., Director: Carl June is Richard W. Vague Professor in Immunotherapy, Director of the Center for Cellular Immunotherapies and Director of the Parker Institute for Cancer Immunotherapy at the Perelman School of Medicine at the University of Pennsylvania. Due to his lifelong work on lymphocyte activation, Prof. June is considered a world authority on mechanisms related to immune tolerance and adoptive immunotherapy in the fields of chronic inflammation and cancer. He and his team pioneered the groundbreaking work in immunotherapy in which patients with refractory and relapsed chronic lymphocytic leukemia are treated with genetically engineered versions of their own T cells. This CAR-T therapy approach, which trains the immune system to attack and destroy cancer cells, has opened a new era of innovative treatments and personalized medicine for cancer patients.

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

Dr. Colowick serves on the Board of Directors for several biopharma companies, and his prior roles as Chair include VelosBio (sold to Merck in 2020 for $2.75 billion) and Principia Biopharma (sold to Sanofi in 2020 for $3.7 billion). He received his medical degree from Stanford University, a Master’s in Public Health from Harvard University, and a B.S. in Molecular Biology from the University of Colorado. He completed specialty training in Hematology-Oncology at Harvard Medical School, the Dana Farber Cancer Institute, and Brigham and Women’s Hospital in Boston, USA.

Monika Bütler, Ph.D., Director: Monika Bütler is a leading Swiss economist and former Vice President of the independent Swiss Covid-19 Science Taskforce. She is a member of the Board of Directors and of the audit committees of both Schindler Holding AG and Swiss Life Holding AG, and a member of the Board of Directors and of the compensation and nomination committee of Huber & Suhner AG. Her international economic expertise is in public policy and managerial economics, including an advisory role to the World Bank and visiting appointments in the U.S., Australia and Europe. Dr. Bütler is a Vice President of the Foundation Board of the Gebert Rüf Foundation, a science and innovation foundation that supports entrepreneurial projects which are committed to achieving an impact.

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

Currently, Dr. Shaw is the Chief Executive Officer for Oncopeptides AB. Dr. Shaw has previously held other broad leadership roles at other leading pharmaceutical companies, including as Executive Vice President Head Region Europe, Canada, Australia for Leo Pharma, Vice-President Commercial Head Asia Pacific region at GSK/ViiV Healthcare, and Medical Director and Chief Scientific Officer UK for Novartis, in addition to previous leadership positions at Norgine, Shire and Merck KGaA.

Monica Shaw holds an M.D. from the University of Oxford Medical School and is a Member of the Royal College of Physicians.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B.Compensation

Compensation of directors and executive officers

For the year ended December 31, 2022, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was CHF 6.5 million.

During the year ended December 31, 2022, the total fair value of equity awards granted to directors and executive officers was CHF 2.0 million.

The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors and executive officers amounted to a total of CHF 0.3 million in the year ended December 31, 2022.

We incorporate by reference into this Annual Report the information in “Item 1. C—2021 Board Compensation” and “Item 2. C—2021 Executive Compensation” of Exhibit 99.4 to our report on Form 6-K filed with the SEC on March 22, 2022.

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

2016 SOIP

At the November 15, 2016 AGM of the Company, our board of directors approved the 2016 SOIP (as amended and restated the “2016 SOIP”). The maximum number of shares available for issuance under the 2016 SOIP is 4,800,000 common shares. The shares available for issuance under the 2016 SOIP were initially registered with the SEC on a Form S-8 on March 8, 2017, and additional shares were registered on a Form S-8 on August 5, 2019. As of December 31, 2022, there were a total of 2,345,648 shares underlying options that were exercisable and 4,261,017 shares underlying outstanding options and 216,486 shares underlying outstanding restricted share units issued from both our Prior Plans and the 2016 SOIP.

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

Amendment and restatement to the 2016 SOIP

In June 2019, the Board authorized, and the shareholders approved, an increase in the maximum number of shares reserved for issuance under the 2016 SOIP. In October 2019, the Board authorized a second amendment and restatement to the 2016 SOIP. These amendments were made to align certain elements with Swiss statutory requirements and had no financial impact for the Company in 2022, 2021 or 2020.

Equity compensation

For the fiscal year ended December 31, 2022, the Company has granted our directors and executive officers, in the aggregate, options for the right to acquire 633,060 shares at an exercise price of USD 3.15 per share, which vest either over a 1 year or 3 year period with vesting to occur quarterly or annually depending on the nature of the award. The expiration date for these options granted in 2022 is 2032. The Company also granted to our directors and executive officers a total of 239,194 restricted share units in 2022. Restricted share units granted to directors vest over a 1 year period with vesting to occur annually. Restricted share units granted to executive officers vest over a 3 year period with vesting to occur quarterly or semi-annually. Please see “Note 18. Share-based compensation” for further detail.

C.Board practices

Composition of board of directors

Our board of directors is composed of nine directors. Each director is elected for a 1-year term, no later than the next Annual General Meeting (AGM). The current members of our board of directors were appointed at shareholders’ meetings held on June 24, 2022 to serve until the 2023 AGM to be held in June 2023.

We are a foreign private issuer. As a result, in accordance with the Nasdaq stock exchange listing requirements, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the stock exchange corporate governance requirements. For an overview of our corporate governance principles, see “Item 16G. Corporate governance.”

Board meetings

Our Board of Directors met in accordance with their respective mandate both physically (as was practicable under current pandemic circumstances), by video-conference and telephonically throughout 2022. The Board members analyzed the scientific, business, financial, organizational and legal risks of the Company based on the external factors and internal changes that could potentially impact the risks for the Company in the future.

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

Committees of the board of directors

Our board of directors established two separate permanent committees: an audit and finance committee and a compensation, nomination and corporate governance committee.

Audit and finance committee

The audit and finance committee, which consists of Monika Bütler (Chair), Thomas Graney (Member), and Werner Lanthaler (Member), assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit and finance committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit and finance committee consists exclusively of members of our board who are financially literate, and Monika Bütler, Thomas Graney and Werner Lanthaler are considered to be “audit committee financial experts” as defined by the SEC. Our board of directors has determined that Monika Bütler, Thomas Graney and Werner Lanthaler satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The audit and finance committee is governed by a charter that complies with Nasdaq rules. The audit and finance committee has the responsibility to, among other things:

●	review and assess the qualifications, independence, performance and effectiveness of the independent auditor;
●	review the scope of the prospective audit by the independent auditor, the estimated fees, and any other matters pertaining to the audit;
●	approve any audit and non-audit services proposed to be provided by the independent auditor to ensure independent auditor independence;
●	review and assess the independent auditor’s report and management letters and take notice of all comments of the independent auditor on accounting procedures and systems of control, and review the independent auditor’s reports with management;
●	be responsible for the resolution of disagreements between the management and the independent auditor;
●	review and evaluate the lead audit partner of the independent audit team and confirm and evaluate their rotation;
●	review and discuss all (i) consolidated financial statements, (ii) reports intended for publication and (iii) any other financial statements intended for publication to consider significant financial reporting issues and judgments made in connection with the preparation of our consolidated financial statements, including any significant changes in our selection or application of accounting principles;

●	approve the quarterly condensed consolidated financial statements;
●	review with the management, personnel responsible for the design and implementation of the internal audit function, and the independent auditor in separate meetings any analysis or other written communication prepared by the management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the consolidated financial statements, including critical accounting policies, the effect of regulatory and accounting initiatives, and off-balance sheet transactions and structures on our consolidated financial statements;
●	review in cooperation with the independent auditor and the management whether the accounting principles applied are appropriate in view of our size and complexity;
●	periodically review our policies and procedures for risk management and assess the effectiveness thereof, including discussing with management our major financial risk exposures and the steps that have been taken to monitor and control such exposure;
●	discuss with management and external advisors any legal matters that may have a material impact on our consolidated financial statements and any material reports or inquiries from regulatory or governmental agencies that could materially impact our contingent liabilities and risks;
●	review our disclosure controls and procedures and internal control over financial reporting, including significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting;
●	establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and
●	review and approve or ratify any related-person transaction in accordance with our related-person transaction policy.

The audit and finance committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.

Compensation, nomination and corporate governance committee

The compensation, nomination and corporate governance committee, consists of Douglas Williams (Chair), Roy Twyman (Member) and Thomas Graney (Member).

The compensation, nomination and corporate governance committee is governed by a charter that complies with SEC and home country governance rules. The compensation, nomination and corporate governance committee has the responsibility to, among other things:

●	recommend to the board the guidelines for the overall compensation and equity awards for the board of directors and executive officers along with the rationale for such recommendations;
●	recommend to the board the compensation of executive officers;
●	propose the maximum total compensation of the board of directors and executive officers for approval at the Annual General Meeting;
●	periodically review policies and principles for the Company’s corporate governance;

●	establish the process for assessment of the performance of members of the board, its committees and individual members;
●	prepare and reviews the Company’s succession plan for members of the board and the executive committee;
●	periodically review the Company’s code of conduct and recommends changes as needed;
●	recommend for presentation to our shareholders the compensation report for shareholder vote; and
●	define guidelines for the selection of candidates for election or re-election as members of the board and our executive officers.

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

D.Employees

As of December 31, 2022, we employed 156 employees, 30 of whom were part-time employees. 72 of our employees hold Ph.D. degrees and 50 hold M.Sc. degrees. Our 156 employees are from 30 countries. The average number of employees (calculated on full-time equivalents) in 2022 was 149. As of December 31, 2021 and 2020 we had 143 and 149 employees, respectively. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

E.Share ownership

See “Item 7. Major shareholders and related-party transactions—A. Major shareholders.”

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A.Major shareholders

The following table presents information relating to the beneficial ownership of our common shares as of the date of this Annual Report by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;
●	each of our executive officers and directors; and
●	all executive officers and directors as a group.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 1, 2023 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentage of outstanding common shares is computed on the basis of 83,620,364 common shares outstanding as of March 1, 2023. Common shares that a person has the right to acquire within 60 days of March 1, 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the address for each beneficial owner is AC Immune, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland.

Shares beneficially
Shareholder	Number	owned (%)
5% Shareholders
dievini Hopp BioTech holding GmbH & Co KG1	16,316,742	19.5%
Varuma AG2	11,999,999	14.4%
Affiris AG3	10,133,474	12.1%
Biotechnology Value Fund (BVF) Inc.[4]	7,428,379	8.9%
Executive Officers and Directors
Andrea Pfeifer[5]	3,007,933	3.6%
Marie Kosco-Vilbois[6]	*	*
Johannes Rolf Streffer[7]	*	*
Piergiorgio Donati[8]	*	*
Christopher Roberts[9]	*	*
Howard Donovan[10]	*	*
Jean-Fabien Monin[11]	*	*
Douglas Williams[12]	*	*
Thomas Graney[13]	*	*
Werner Lanthaler[14]	*	*
Roy Twyman[15]	*	*
Carl June[16]	*	*
Alan Colowick[17]	*	*
Monika Bütler[18]	*	*
Monica Shaw[19]	*	*
All executive officers and directors as a group (15 persons)	4,379,159	5.2%
*	Indicates beneficial ownership of less than 1% of the total issued and outstanding common shares.

1Based on information set form in a Schedule 13G filed with the SEC by dievini Hopp BioTech holding GmbH & Co KG (“dievini”) on February 10, 2023. These shares consist of 16,316,742 shares held by dievini.

DH-Capital GmbH & Co. KG (“DH-Capital”) and OH Beteiligungen GmbH & Co. KG (“OH Beteiligungen”) are collectively the holders of 100% of the limited partner interest in dievini and therefore, control the voting and dispositive decisions of dievini together and may be deemed to beneficially own the shares held by dievini. Dietmar Hopp, Oliver Hopp and Daniel Hopp are the ultimate controlling persons of dievini, DH-Capital and OH Beteiligungen, and control the voting and investment decisions of the ultimate parent company of dievini and therefore, may be deemed to beneficially own the shares held by dievini by virtue of their status as controlling persons of dievini.

The address of the principal business office of dievini and Dietmar Hopp is c/o dievini Hopp BioTech holding GmbH & Co. KG, Johann-Jakob-Astor Straße 57, 69190 Walldorf, Germany. The address of the principal business office of DH-

Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co. KG is Opelstraße 28, 68789 St. Leon-Rot, Germany. The address of the principal business office of Oliver Hopp is Johann-Jakob-Astor-Straße 59, 69190 Walldorf, Germany.

2Represents 11,999,999 shares held by Varuma AG set forth in a Schedule 13G/A filed with the SEC on February 12, 2019. The address for Varuma AG is Aeschenvorstadt 55, CH-4051 Basel, Switzerland. Rudolf Maag controls the voting and investment decisions of Varuma AG.

3Based on information set forth in a Schedule 13G filed with the SEC by Affiris on February 14, 2023, (i) these shares consist of 6,724,840 shares held of record by Affiris AG, as well as 1,513,317 shares that were issuable upon the conversion of notes held by Santo Venture Capital GmbH and 1,895,317 shares that were issuable upon the conversion of notes held by FCPB Affi GmbH; and (iii) the address of Affiris AG is Karl-Farkas-Gasse 22, 1030 Vienna, Austria, the address of by Santo Venture Capital GmbH is Bergfeldstrasse 9, 83607 Holzkirchen, Germany and the address of FCPB Affi GmbH is Freihamer Strasse 2, 82166 Gräfelfing, Germany. The convertible notes held by Santo Venture Capital GmbH and FCPB Affi GmbH were fully settled in Q4 2021.

4Based on information set forth in a Schedule 13G filed with the SEC by BVF on February 14, 2023, these shares consist of 7,428,379 shares held of record by BVF Inc. The address of BVF Inc. is 44 Montgomery St., 40th Floor, San Francisco, California 94104.

5Consists of 2,364,918 of our common shares and options to purchase 643,015 of our common shares exercisable within 60 days of March 1, 2023.

6Consists of 68,995 of our common shares and options to purchase 143,438 of our common shares exercisable within 60 days of March 1, 2023.

7Consists of 198,200 of our common shares and options to purchase 78,777 of our common shares exercisable within 60 days of March 1, 2023.

8Consists of 9,547 of our common shares and options to purchase 93,220 of our common shares exercisable within 60 days of March 1, 2023.

9Consists of 2,500 of our common shares and options to purchase 10,800 of our common shares exercisable within 60 days of March 1, 2023.

10Consists of 5,096 of our common shares and options to purchase 11,180 of our common shares exercisable within 60 days of March 1, 2023.

11Consists of 298,156 of our common shares and options to purchase 82,813 of our common shares exercisable within 60 days of March 1, 2023.

12Consists of 12,818 of our common shares and options to purchase 58,803 of our common shares exercisable within 60 days of March 1, 2023.

13Consists of 15,851 of our common shares and options to purchase 47,329 of our common shares exercisable within 60 days of March 1, 2023.

14Consists of 11,906 of our common shares and options to purchase 47,329 of our common shares exercisable within 60 days of March 1, 2023.

15Consists of 0 of our common shares and options to purchase 65,511 of our common shares exercisable within 60 days of March 1, 2023.

16Consists of 0 of our common shares and options to purchase 37,826 of our common shares exercisable within 60 days of March 1, 2023.

17Consists of 0 of our common shares and options to purchase 20,511 of our common shares exercisable within 60 days of March 1, 2023.

18Consists of 0 of our common shares and options to purchase 25,310 of our common shares exercisable within 60 days of March 1, 2023.

19Consists of 0 of our common shares and options to purchase 25,310 of our common shares exercisable within 60 days of March 1, 2023.

Holders

As of March 1, 2023, we had approximately 250 shareholders of record of our common shares. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust or by other entities.

Significant changes in ownership by major shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of our IPO. Prior to our IPO in September 2016, our principal shareholders were dievini Hopp BioTech holding GmbH & Co KG and Varuma AG, which held shares representing 36.5% and 23.1% prior to our IPO, respectively. As of March 1, 2023, dievini Hopp BioTech holding GmbH & Co KG and Varuma AG held 19.5% and 14.4% of our outstanding common shares, respectively. BVF Inc. increased its holdings from 8.5% to 8.9% of our outstanding common shares. Affiris, Santo Venture Capital GmbH and FCPB GmbH became major shareholders in 2021 and continue to own 12.1% of our outstanding common shares as of December 31, 2022.

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

B.Related-party transactions

None.

Indemnification of directors and executive management

Our Articles of Association require us to indemnify our executive officers and directors to the fullest extent permitted by law. We entered into indemnification agreements with our executive officers and directors.

C.Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated statements and other financial information

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

Under Swiss law, any dividend must be approved by our shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of incorporation. A Swiss corporation may pay dividends only if it has sufficient distributable profits brought forward from the previous business years (report des bénéfices) or if it has distributable reserves (réserves à libre disposition), each as evidenced by its audited standalone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as “free reserves” (réserves libres) or as “reserve from capital contributions” (apports de capital). Distributions out of nominal share capital, which is the aggregate nominal value of a corporation’s issued shares, may be made only by way of a share capital reduction.

B.Significant changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and development of the Company” and “Item 4. Information on the Company—B. Business overview.”

ITEM 9. THE OFFER AND LISTING

A.Offering and listing details

See “Item 9–C. Markets” below.

B.Plan of distribution

Not applicable.

C.Markets

Our common shares trade on the Nasdaq Global Market under the symbol “ACIU.”

D.Selling shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.Share capital

Not applicable.

B.Memorandum and articles of association

We incorporate by reference into this annual report on Form 20-F the description of our Articles of Association incorporated herein by reference to Exhibit 99.3 to the Company’s Report on Form 6-K, filed with the SEC on June 24, 2022.

C.Material contracts

Except as otherwise disclosed in this Annual Report on Form 20-F (including the Exhibits), we are not currently, and have not been in the past 2 years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.Exchange controls

There are no Swiss governmental laws, decrees or regulations that restrict, in a manner material to us, the export or import of capital, including any foreign exchange controls, or that generally affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold our common shares.

E.Taxation

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

We are entitled under Swiss laws to carry forward any losses incurred for a period of 7 years and can offset our losses carried forward against future taxes. As of December 31, 2022, we had tax loss carry-forwards totaling CHF 264.1 million (provisional amount; tax loss is definitively recognized by Swiss tax authorities once set-off against taxable income). There is no certainty that we will make sufficient profits to be able to utilize these tax loss carry-forwards in full.

The effective corporate income tax rate (federal, cantonal and communal) where we are domiciled is currently 13.6%.

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

Resident private shareholders

Swiss-resident individuals who hold their shares as private assets are required to include dividends, but not distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of reserves from capital contributions confirmed by the Swiss Federal Tax Administration (apports de capital), in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period, including the dividends, but not the distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of reserves from capital contributions confirmed by the Swiss Federal Tax Administration (apports de capital). Shareholders holding shares representing at least 10% of the nominal share capital of the Company may be able to decrease the taxable dividend basis by 30% (70% taxable) at the federal level and up to 50% at the cantonal level, depending on their respective cantonal rates, as partial relief from economic double taxation. Capital gains resulting from the sale or other disposition of shares are, subject to a few exceptions such as in case of Taxable Repurchases as described in “—Swiss federal withholding tax” below, not subject to Swiss federal, cantonal and communal income tax, and conversely, capital losses are not tax-deductible for resident private shareholders (the shareholders referred to in this paragraph for the purposes of this section, “Resident private shareholders”). See “Domestic commercial shareholders” below for a summary of the taxation treatment applicable to Swiss-resident individuals, who, for income tax purposes, are classified as “professional securities dealers” or are otherwise deemed to hold Company shares in their commercial wealth.

Domestic commercial shareholders

Corporate and individual shareholders who hold their shares as part of a trade or business carried on in Switzerland, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of reserves from capital contributions (apports de capital) received on shares and capital gains or losses realized on the sale or other disposition of shares in their income statement for the relevant taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period. The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments, in shares and other securities (the shareholders referred to in this paragraph for purposes of this section, “Domestic commercial shareholders”). Domestic commercial shareholders who are natural persons holding shares representing at least 10% of the nominal share capital of the Company may be able to decrease the taxable basis by 30% (70% taxable) at the federal level and up to 50% at the cantonal level, depending on their respective cantonal rates, as partial relief from economic double taxation (in the case of capital gains provide the shares have been held for at least one year). Domestic commercial shareholders who are corporate taxpayers may be eligible for tax relief (réduction pour participations) in respect of dividends and distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of reserves from capital contributions (apports de capital) if the shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million or represent 10% or more of the outstanding share capital or the dividend rights, of the Company. Capital gains relief is generally available only if the sold shares represent 10% or more of the outstanding share capital or the dividend rights, of the Company and provided that the shares have been held for at least one year.

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

Swiss federal withholding tax

Dividends (including scrip or stock dividends) that the Company pays on the shares are subject to Swiss Federal withholding tax (impôt anticipé) imposed on the gross amount of the taxable distribution at the then prevailing rate (currently, at a rate of 35% of the gross amount of the taxable distribution). The Company is required to withhold the Swiss federal withholding tax from the dividend and remit it to the Swiss Federal Tax Administration. Distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of reserves from contributions confirmed by the Swiss Federal Tax Administration (apports de capital) are not subject to Swiss federal withholding tax. Capital gains realized on the sale of the shares are not subject to the Swiss federal withholding tax (other than in case of a sale to the Company (i) for cancellation, (ii) if the total of repurchased shares exceeds 10% of the Company's share capital or (iii) if the repurchased shares are not resold within the applicable time period after the repurchase, if and to the extent the redemption price less the nominal value of the redeemed shares is not booked against reserves from capital contributions confirmed by the Swiss Federal Tax Administration ("Taxable Repurchases")).

The Swiss federal withholding tax on a dividend will be refundable in full to a resident private shareholder and to a Domestic commercial shareholder, who, in each case, inter alia, as a condition to a refund, is the beneficial owner of the shares and the dividends or the distributions made or paid on the share and duly reports the dividend in his individual income tax return as income or recognizes the dividend in his income statement as earnings, as applicable.

A Non-resident shareholder may be entitled to a partial or full refund, as the case may be, of the Swiss federal withholding tax on a dividend if the country of his or her residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met. Such shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) might differ from country to country. A holder of the shares who is a resident of the U.S. for purposes of the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income (Treaty), without taxable presence in Switzerland to which the shares are attributable or who is a qualified U.S. pension fund and who, in each case, is the beneficial owner of the shares and the dividend or distribution and who meets the other conditions of the Treaty may (i) in the case of qualified U.S. pension funds, apply for a full refund of the Swiss federal withholding tax, (ii) if the holder is a corporation owning at least 10% of the voting rights of the Company, apply for a refund of the Swiss federal withholding tax withheld in excess of the 5% reduced treaty rate, or (iii) apply for a refund of the Swiss federal withholding tax withheld in excess of the 15% treaty rate in all other cases. The applicable refund request form may be filed with the Swiss Federal Tax Administration following receipt of the dividend and the relevant deduction certificate, however no later than 31 December of the third year following the calendar year in which the dividend was payable.

Swiss federal stamp taxes

The Company will be subject to and pay to the Swiss Federal Tax Administration a 1% Swiss federal issuance stamp duty (droit de timbre d’émissions) on the consideration received for the issuance of the shares less certain costs incurred in connection with the issuance (in case of the implementation of the capital band, the issuance stamp duty is payable based on the net-principle at the end of the period of the validity of the capital band). The issuance and delivery of the shares to the initial shareholders at the settlement date is not subject to Swiss federal securities transfer stamp duty (droit de timbre de négociation).

Any subsequent dealings in the shares, for which a bank or another securities dealer in Switzerland or Liechtenstein, as defined in the Swiss Federal Stamp Tax Act, acts as an intermediary, or is a party, to the transaction, are, subject to certain exemptions provided for in the Swiss Federal Stamp Tax Act, subject to Swiss securities transfer stamp duty tax at an aggregate tax rate of up to 0.15% of the consideration paid for such shares.

Additional tax considerations associated with our ATM program

As of December 31, 2022, the Company held in total 6,214,021 fully paid-in treasury shares as part of its ATM offerings. These shares were established via two tranches (one in September 2020 and one in September 2021, respectively). Under present Swiss tax laws, repurchases of shares for the purposes of cancellation are treated as a partial liquidation and are subject to 35% Swiss withholding tax on the difference between the repurchase price and the nominal value of the shares except, since January 1, 2011, to the extent these are booked against the reserves from capital contributions confirmed by the Swiss Federal Tax Administration (apports de capital) if any. No partial liquidation treatment applies and no withholding tax is triggered if the shares are not repurchased for cancellation but held by the Company as treasury shares, provided the limitations imposed by corporate law are respected (the nominal value of such shares does not exceed 10% of the outstanding share capital and the purchase price is covered by freely disposable equity). However, regarding the above-mentioned 6,214,021 treasury shares and given the specificities of the ATM offering, the Company sought and obtained a tax ruling from the Swiss Federal Tax Administration confirming that their acquisition by the Company did not constitute a direct partial liquidation and therefore does not trigger withholding tax. Further, the Company has obtained a tax ruling from the concerned Cantonal Tax Authority at its place of incorporation, to obtain confirmation that the placement of these treasury shares for a subscription price superior to their nominal value will not trigger any corporate income tax for the Company.

Of the remaining treasury shares, 2,600,000 shares have been reserved by the board of directors for use only under the Company’s current Stock Option and Incentive Plan per a further tax ruling with the concerned Cantonal Tax Authority without corporate income tax consequences for the Company. 1,220,861 shares from the first tranche have not been sold and are still recorded as treasury shares as of December 31, 2022. In addition, 2,393,160 fully paid in treasury shares issued as part of second tranche for the ATM for future subscription (or, possibly, as part of a future share-dividend program, should the Company become profitable and have enough earnings carried forward to cover such distribution) have not been sold and are still recorded as treasury shares as of December 31, 2022. All these shares are covered by the same above-mentioned tax rulings (i.e. their acquisition does not trigger any withholding tax and their placement will not trigger any corporate income tax).

Material U.S. federal income tax considerations for U.S. Holders

The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our common shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to own common shares.

This discussion applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	dealers or electing traders in securities that use a mark-to-market method of tax accounting;
●	persons holding our common shares as part of a straddle, integrated transaction or similar transaction;
●	U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships for U.S. federal income tax purposes;
●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs;”
●	persons that received their common shares as compensation;
●	persons that own or are deemed to own 10% or more of our shares, by vote or value; and

●	persons holding our common shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the common shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the Treaty, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of common shares and is any of the following:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; and
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares in their particular circumstances.

Passive foreign investment company rules

As discussed in our Annual Report on Form 20-F for 2019 and 2020, we were likely a PFIC for these years. We were also likely a PFIC for 2022.

We will be a PFIC under the Code for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income (the “income test”) or (ii) 50% or more of the average value of our assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “asset test”). Passive income generally includes dividends, interest, certain non-active rents and royalties, and gains from financial investments. Cash is generally a passive asset. Goodwill (the value of which may be determined by reference to the excess of the sum of a corporation’s market capitalization and liabilities over the value of its assets) is generally an active asset to the extent attributable to business activities that produce active income. For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and directly receive our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25% of the shares of such corporation by value.

We have not obtained valuations of our assets (including goodwill or going concern value) for 2022 and thus are not in a position to make a definitive determination regarding whether we were a PFIC for 2022. However, we believe that we were likely a PFIC for 2022 due to the decline and volatility of our market capitalization in 2022. If the value of our goodwill or going concern value is determined by reference to our market capitalization then we were a PFIC for 2022. For the same reason there is a significant risk that we will also be a PFIC for 2023, and possibly other taxable years. Because our PFIC status is a factual annual determination that can be determined only after the end of the relevant taxable year, we cannot express a view regarding our PFIC status for 2023 or any future taxable year.

In addition, the application of the income test to a company like us (whose overall losses from research and development activities significantly exceed its gross income) is not entirely clear. We will be a PFIC for any taxable year under the income test if 75% or more of our gross income (as determined for U.S. federal income tax purposes) for such year consists of interest and other passive income. Prior to the commercialization and sales of any of our product candidates, our gross income may consist primarily of upfront or milestone payments and grants (which we believe are likely to be treated as active income) and interest (which is passive income). The receipt of upfront payments is non-recurring in nature, and the receipt of grants or milestone payments is subject to various conditions. Therefore, there can be no assurance as to the amount of grants, milestone payments or upfront payments (if any) that we will receive for any taxable year. Moreover, we may earn income from sublicensing, which may be passive unless certain conditions are satisfied. There is no assurance that the IRS will not challenge the classification of any of our income items for PFIC purposes for any taxable year. Accordingly, there is no assurance that we will not be a PFIC for any taxable year under the income test.

Under a rule commonly referred to as the “once a PFIC always a PFIC” rule, if we are a PFIC for any taxable year and a U.S. Holder owns our common shares during any portion of that year, we will continue to be treated as a PFIC with respect to the U.S. Holder even if we cease to be a PFIC for any subsequent taxable year. If we are a PFIC for any taxable year during which a U.S. Holder owns our common shares but cease to be a PFIC thereafter, a U.S. Holder may make a “deemed sale” election with respect to our common shares, in which case the U.S. Holder may be required to recognize income under the rules described in the subsequent paragraph without receiving any corresponding cash.

If a U.S. Holder owns our common shares in any year in which we are a PFIC, subject to the discussion above regarding the deemed sale election and the discussion below regarding the mark-to-market election, any gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of the common shares will be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to any other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the amount of tax allocated to that taxable year. Further, to the extent that distributions received by a U.S. Holder on its common shares during a taxable year exceed 125% of the average of the annual distributions on the common shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, the excess distribution will be subject to taxation in the same manner.

A U.S. Holder may be able to avoid the rules described above by making a mark-to-market election with respect to the common shares, provided that the common shares are regularly traded on Nasdaq or any other qualified exchange. If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year in which we are a PFIC over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes this election, the U.S. Holder’s tax basis in the common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of common shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss).

We do not intend to provide the information necessary for U.S. Holders to make a “qualified electing fund” election, which if available could materially affect the tax consequences to U.S. Holders of the ownership and disposition of our common shares if we are a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make such elections.

In addition, if we are a PFIC (or are treated as a PFIC with respect to a particular U.S. Holder under the “once a PFIC always a PFIC” rule) for the taxable year in which we pay a dividend or for the prior taxable year, the preferential tax rate discussed below with respect to “qualified dividend income” received by certain non-corporate U.S. Holders will not be available.

If a U.S. Holder owns common shares during any taxable year in which we are a PFIC, the U.S. Holder generally must file annual reports on IRS Form 8621 with respect to us with the U.S. Holder’s federal income tax return.

U.S. Holders should consult their tax advisers concerning our PFIC status for any taxable year and the consequences thereof.

Taxation of distributions

The following is subject to the discussion under “—Passive foreign investment company rules” above.

As discussed under “Item 8. Financial Information—Section A. Consolidated statements and other financial information—Dividends and dividend policy,” we do not currently expect to make distributions on our common shares. In the event that we do make distributions of cash or other property on our common shares, other than certain pro rata distributions of our common shares, they will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore, subject to applicable limitations, may be taxable at rates applicable to long-term capital gains, provided that we are not a PFIC (and are not treated as a PFIC with respect to a particular U.S. Holder under the “once a PFIC always a PFIC” rule) for our taxable year in which the dividend is paid or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends, if any, in their particular circumstances.

Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of receipt. The amount of any dividend income paid in Swiss Francs will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be foreign-source income. The amount of dividend income will include any amounts withheld by us in respect of Swiss income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Swiss income taxes withheld from dividends on our common shares (at a rate not exceeding the applicable Treaty rate in the case of U.S. Holders eligible for Treaty benefits) may be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Swiss income tax system meets this requirement. U.S. Holders should consult their tax advisers regarding the creditability of any Swiss taxes in their particular circumstances (including the U.S. Holder’s eligibility for Treaty benefits). In lieu of claiming a credit, U.S. Holders may be able to elect to deduct any Swiss income taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the taxable year.

Sale or other disposition of common shares

The following is subject to the discussion under “—Passive foreign investment company rules” above.

Gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder owned the common shares for more than one year, or short-term capital gain or loss otherwise. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless

(i) the U.S. Holder is a corporation or other exempt recipient (and establishes that fact if required to do so) or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished in a timely manner to the IRS.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to our common shares or non-U.S. accounts through which they may be held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ownership and disposition of our common shares.

F.Dividends and paying agents

Not applicable.

G.Statement by experts

Not applicable.

H.Documents on display

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

I.Subsidiary information

Not applicable.

J.Annual report to security holders

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

Market risk

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has the policy of matching its cash holdings to the currency structure of its expenses. As of December 31, 2022, the Company holds approximately 77% of its overall cash and cash equivalents balance in CHF with the remainder predominantly in EUR and USD (see “Note 8. Cash and cash equivalents and short-term financial assets” of the consolidated financial statements). The Company holds almost 94% of its liquidity (cash and cash equivalents plus short-term financial assets) in CHF.

We have a number of collaboration agreements for which the upfront payments, milestone payments and future royalty payments are not denominated in Swiss Francs, our reporting currency. Furthermore, many of our research and development activities are subcontracted to parties outside of Switzerland and we purchase materials from suppliers outside of Switzerland. As a result, we are exposed to foreign exchange risk. Approximately 44% of our total costs are incurred in currencies other than the Swiss Franc. Due to the size of some of the income received from collaboration agreements and also the high percentage of our costs indirectly being in foreign currencies, a hypothetical 10% change in exchange rates relative to the Swiss Franc could have a material impact on our consolidated financial statements.

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

Credit risk

The Company maintains a formal treasury risk and investment management policy to limit counterparty credit risk. As of December 31, 2022, the Company’s cash and cash equivalents and short-term financial assets are held with four financial institutions, each with a high credit rating assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Receivables are fully performing, not past due and not impaired (see “Note 8. Cash and cash equivalents and short-term financial assets” and “Note 10. Other current receivables”).

Liquidity risk

Inherent in the Company’s business are various risks and uncertainties, including the high uncertainty that new therapeutic and diagnostic concepts will succeed. AC Immune’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) acquire and keep key personnel employed, and (iv) acquire additional capital to support its operations.

The Company’s approach of managing liquidity is to ensure sufficient cash to meet its liabilities when due. Therefore, management closely monitors the cash position on rolling forecasts based on expected cash flow to enable the Company to finance its operations for at least 18 months.

Based on the Company’s current liquidity position, comprised of cash and cash equivalents and short-term financial assets, the Company is financed into Q3 2024, excluding any potential milestones.

Safe Harbor

See “Forward-looking Statements.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt securities

Not applicable.

B.Warrants and rights

Not applicable.

C.Other securities

Not applicable.

D.American depositary shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.Defaults

No matters to report.

B.Arrears and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.Disclosure controls and procedures

As of December 31, 2022, under the supervision and with the participation of our management, including our Chief Executive Officer and VP Finance and Interim Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Our Chief Executive Officer and VP Finance and Interim Chief Financial Officer concluded that our disclosure controls and procedures were effective in recording, processing, summarizing and reporting on a timely basis the information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our Chief Executive and Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure.

B.Management’s Annual Report on internal control over financial reporting

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

Under the supervision and with the participation of our Chief Executive Officer and VP Finance and Interim Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management, including our Chief Executive Officer and VP Finance and Interim Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2022.

C.Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers SA, an independent registered public accounting firm. Their report is included on page F-2. PricewaterhouseCoopers SA is a member of the Chamber of Public Accountants, Lausanne, Switzerland.

D.Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit committee financial experts

Our board of directors has determined that Monika Bütler, Thomas Graney and Werner Lanthaler are audit committee financial experts, as that term is defined by the SEC, and are independent for the purposes of SEC rules.

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

ITEM 16C. Principal accountant fees and services

	For the Year Ended
	December 31,
In CHF thousands	2022	2021
Audit fees	725	668
Audit-related fees	5	15
Total fees	730	683

For the year ended December 31, 2022, PwC was the Company’s auditor for the IFRS and statutory accounts. At the ordinary Annual General Meeting on June 24, 2022, the shareholders appointed PwC as the Company’s auditor for a term of office of 1 year.

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

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

In 2022, no purchases of our equity securities were made by or on behalf of AC Immune SA or any affiliated purchaser.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this Annual Report, see page F-1.

ITEM 19. Exhibits

(a) The following documents are filed as part of Annual Report on Form 20-F:

3.1	Articles of Association of AC Immune SA (incorporated herein by reference to Exhibit 99.3 to the Company’s Report on Form 6-K, filed with the SEC on June 24, 2022)
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

4.6*	Form of Indemnity Agreement
4.7	AC Immune SA 2013 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.8	AC Immune SA 2016 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 99.08 to the Company’s Report on Form 6-K, filed with the SEC on October 13, 2016)
4.9

License Agreement between AC Immune SA and Eli Lilly and Company, dated December 11, 2018 (incorporated herein by reference to Exhibit 4.14 to the Amendment No. 1 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on April 19, 2019)

4.10

Convertible Note Agreement between AC Immune SA and Eli Lilly and Company, dated December 11, 2018 (incorporated herein by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 21, 2019)

4.11

First Amendment to License Agreement between AC Immune SA and Eli Lilly and Company, dated September 19, 2019 (incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the SEC on September 20, 2019)

4.12

Second Amendment to License Agreement between AC Immune SA and Eli Lilly and Company, dated March 20, 2020 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K (File No. 001-37891) filed with the SEC on March 23, 2020)

4.13

Open Market Sale Agreement, dated as of May 5, 2021, between AC Immune SA and Jefferies LLC (incorporated herein by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K (File No. 001-37891) filed with the SEC on May 5, 2021)

4.14

Asset Purchase and Contribution in Kind Agreement, dated as of July 26, 2021, between AC Immune SA and Affiris AG (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K (File No. 001-37891) filed with the SEC on August 4, 2021)

4.15

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

4.17*	Description of Securities
8.1*	List of subsidiaries
12.1*	Certification of Andrea Pfeifer pursuant to 17 CFR 240.13a-14(a)
12.2*	Certification of Christopher Roberts pursuant to 17 CFR 240.13a-14(a)
13.1*	Certification of Andrea Pfeifer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
13.2*	Certification of Christopher Roberts pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
15.1*	Consent of PricewaterhouseCoopers SA
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
*	Filed herewith

(b) Financial Statement Schedules

None.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AC IMMUNE SA
Date: March 16, 2023
	By:	/s/ Andrea Pfeifer
		Name:	Andrea Pfeifer
		Title:	Chief Executive Officer

	By:	/s/ Christopher Roberts
		Name:	Christopher Roberts
		Title:	Vice President Finance and Interim Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited consolidated financial statements — AC IMMUNE SA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AC Immune SA

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of AC Immune SA and its subsidiary (the “Company”) as of December 31, 2022 and December 31, 2021, and the related consolidated statements of income/(loss), comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Intangible asset – valuation

As described in Notes 6 and 7 to the consolidated financial statements, the Company has CHF 50,416 thousand of an in-process research and development (IPR&D) intangible asset as of December 31, 2022. The asset is defined as an intangible asset not yet ready for use. Therefore, in accordance with IAS 36 ‘Impairment of asset’, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. To determine the recoverable amount, management estimated the fair value less costs to sell of the intangible asset, using the same model used at the acquisition date. The significant assumptions used in the model include anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate used to discount future cash flows.

The principal considerations for our determination that performing procedures relating to the intangible asset – valuation is a critical audit matter are the significant judgment by management when determining the value of the intangible asset. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence obtained related to the valuation of the intangible asset and management’s assumptions related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate used to discount future cash flows. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s valuation of the intangible asset. These procedures also included, among others, (i) testing management’s process for developing the fair value estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate. Evaluating management’s assumptions related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, involved evaluating whether the assumptions used by management were reasonable considering (i) the consistency with market and industry data; and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumption.

/s/ PricewaterhouseCoopers SA

Lausanne, Switzerland

March 16, 2023

We have served as the Company’s auditor since 2018.

Consolidated Financial Statements (IFRS)

AC Immune SA

Consolidated Balance Sheets

(In CHF thousands)

		As of
		December 31,
	Note	2022	2021
Assets
Non-current assets
Property, plant and equipment	4	4,259	5,116
Right-of-use assets	5	2,808	2,914
Intangible asset	6/7	50,416	50,416
Long-term financial assets	5	361	363
Total non-current assets		57,844	58,809

Current assets
Prepaid expenses	9	4,708	3,015
Accrued income	9/13	408	975
Other current receivables	10	392	428
Short-term financial assets	8	91,000	116,000
Cash and cash equivalents	8	31,586	82,216
Total current assets		128,094	202,634
Total assets		185,938	261,443

Shareholders' equity and liabilities

Shareholders’ equity
Share capital	11	1,797	1,794
Share premium	11	431,323	431,251
Treasury shares	11	(124)	(124)
Currency translation differences		10	—
Accumulated losses		(264,015)	(200,942)
Total shareholders’ equity		168,991	231,979

Non-current liabilities
Long-term lease liabilities	5	2,253	2,340
Net employee defined benefit liabilities	17	3,213	7,098
Total non-current liabilities		5,466	9,438

Current liabilities
Trade and other payables	12	929	2,003
Accrued expenses	12	9,417	16,736
Deferred income	13	587	717
Short-term lease liabilities	5	548	570
Total current liabilities		11,481	20,026
Total liabilities		16,947	29,464
Total shareholders’ equity and liabilities		185,938	261,443

The accompanying notes are an integral part of these consolidated financial statements.

AC Immune SA

Consolidated Statements of Income/(Loss)

(In CHF thousands, except for per-share data)

	For the Year Ended
	December 31,
	Note	2022	2021	2020
Revenue
Contract revenue	13	3,935	—	15,431
Total revenue		3,935	—	15,431

Operating expenses
Research & development expenses	14	(60,336)	(62,282)	(59,487)
General & administrative expenses	14	(15,789)	(17,910)	(18,557)
Other operating income/(expense), net	13.2	1,343	1,182	1,353
Total operating expenses		(74,782)	(79,010)	(76,691)
Operating loss		(70,847)	(79,010)	(61,260)

Financial income	14	69	6,485	78
Financial expense	14	(355)	(581)	(184)
Exchange differences	14	393	113	(555)
Finance result, net		107	6,017	(661)

Loss before tax		(70,740)	(72,993)	(61,921)
Income tax expense	16	(13)	(3)	—
Loss for the period		(70,753)	(72,996)	(61,921)

Loss per share:
Basic and diluted loss for the period attributable to equity holders	20	(0.85)	(0.97)	(0.86)

Consolidated Statements of Comprehensive Income/(Loss)

(In CHF thousands)

	For the Year Ended
	December 31,
	Note	2022	2021	2020
Loss for the period		(70,753)	(72,996)	(61,921)
Items that may be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences		10	—	—
Items that will not to be reclassified to income or loss in subsequent periods (net of tax):
Remeasurement gains on defined-benefit plans (net of tax)	17	4,426	956	726
Other comprehensive income		4,436	956	726
Total comprehensive loss, net of tax		(66,317)	(72,040)	(61,195)

The accompanying notes are an integral part of these consolidated financial statements.

AC Immune SA

Consolidated Statements of Changes in Equity

(In CHF thousands)

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2020		1,437	346,526	—	(75,521)	—	272,442
Net loss for the period		—	—	—	(61,921)	—	(61,921)
Other comprehensive income	17	—	—	—	726	—	726
Total comprehensive loss		—	—	—	(61,195)	—	(61,195)

Share-based payments	18	—	—	—	4,088	—	4,088
Issuance of shares, net of transaction costs:
Held as treasury shares	11	100	—	(100)	—	—	—
Restricted share awards	18	—	222	—	(222)	—	—
Exercise of options	18	1	142	—	—	—	143
Balance as of December 31, 2020		1,538	346,890	(100)	(132,850)	—	215,478

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2021		1,538	346,890	(100)	(132,850)	—	215,478
Net loss for the period		—	—	—	(72,996)	—	(72,996)
Other comprehensive income	17	—	—	—	956	—	956
Total comprehensive loss		—	—	—	(72,040)	—	(72,040)
		—	—
Share-based payments	18	—	—	—	4,126	—	4,126
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	11	—	12,097	24	—	—	12,121
Issuance of shares, net of transaction costs:							—
IPR&D asset purchase	6/11	130	49,741	—	—	—	49,871
Asset acquisition - common shares	6/11	12	4,587	—	—	—	4,599
Conversion note agreements	11	61	16,683	—	—	—	16,744
Held as treasury shares	11	48	—	(48)	—	—	—
Restricted share awards	18	1	171	—	(178)	—	(6)
Exercise of options	18	4	1,082	—	—	—	1,086
Balance as of December 31, 2021		1,794	431,251	(124)	(200,942)	—	231,979

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2022		1,794	431,251	(124)	(200,942)	—	231,979
Net loss for the period		—	—	—	(70,753)	—	(70,753)
Other comprehensive income	17	—	—	—	4,426	10	4,436
Total comprehensive loss		—	—	—	(66,327)	10	(66,317)

Share-based payments	18	—	—	—	3,330	—	3,330
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	11	—	(8)	0	—	—	(8)
Issuance of shares, net of transaction costs:
Restricted share awards	18	0	76	—	(76)	—	0
Exercise of options	18	3	4	—	—	—	7
Balance as of December 31, 2022		1,797	431,323	(124)	(264,015)	10	168,991

The accompanying notes are an integral part of these consolidated financial statements.

AC Immune SA

Consolidated Statements of Cash Flows

(In CHF thousands)

	For the Year Ended
	December 31,
	Note	2022	2021	2020
Operating activities
Loss for the period		(70,753)	(72,996)	(61,921)
Adjustments to reconcile net loss for the period to net cash flows:
Depreciation of property, plant and equipment	4	1,793	1,897	1,535
Depreciation of right-of-use assets	5	566	509	432
Finance (income)/expense, net	14	(559)	(6,769)	376
Share-based compensation expense	18	3,330	4,126	4,088
Change in net employee defined benefit liability	17	541	590	705
Interest expense	5/14	355	573	175
(Gain)/loss on sale of fixed assets		—	13	(64)
Changes in working capital:
(Increase)/decrease in prepaid expenses	9	(1,718)	791	(1,304)
Decrease/(increase) in accrued income	9	567	594	(507)
Decrease/(increase) in other current receivables	10	36	(99)	(25)
(Decrease)/increase in accrued expenses	12	(6,114)	5,214	(757)
(Decrease)/increase in deferred income	13	(130)	425	(4,157)
(Decrease)/increase in trade and other payables	12	(1,073)	(84)	2,177
Cash used in operating activities		(73,159)	(65,216)	(59,247)
Interest received	14	69	—	78
Interest paid	5/14	(470)	(465)	(339)
Finance expenses paid	14	(8)	(8)	(9)
Net cash flows used in operating activities		(73,568)	(65,689)	(59,517)

Investing activities
Short-term financial assets, net	8	25,000	(51,000)	30,000
Purchases of property, plant and equipment	4	(1,239)	(2,635)	(1,706)
Proceeds from sale of property, plant and equipment	4	—	—	64
Rental deposits	5	2	(29)	(29)
Net cash flows provided by/(used in) investing activities		23,763	(53,664)	28,329

Financing activities
Proceeds from issuance of convertible loan	11	—	23,463	—
Transaction costs on issuance of shares	11	—	(6)	—
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	11	(8)	—	—
Proceeds from issuance of treasury shares, net of underwriting fees and transaction costs	11	—	12,121	100
Proceeds from issuance of common shares – asset acquisition, net of transaction costs	11	—	4,599	—
Proceeds from issuance of common shares – option plan, net of transaction costs	11	7	1,082	143
Principal payments of lease obligations	5	(569)	(513)	(432)
Transaction costs associated with issuance of shares in relation to asset acquisition previously recorded in Accrued expenses	12	(776)	—	—
Repayment of short-term financing obligation		—	—	(514)
Payment for the issuance of treasury shares	11	—	—	(100)
Net cash flows (used in)/provided by financing activities		(1,346)	40,746	(803)

Net decrease in cash and cash equivalents		(51,151)	(78,607)	(31,991)

Cash and cash equivalents at January 1		82,216	160,893	193,587
Exchange gain/(loss) on cash and cash equivalents		521	(70)	(703)
Cash and cash equivalents at December 31		31,586	82,216	160,893

Net decrease in cash and cash equivalents		(51,151)	(78,607)	(31,991)

Supplemental non-cash activity
Capital expenditures in Trade and other payables or Accrued expenses	4	—	303	328
Issuance of shares for purchase of IPR&D asset in asset acquisition	6/7	—	50,416	—
Transaction costs associated with issuance of shares in relation to the asset acquisition recorded in Accrued expenses	6	—	776	—
Settlement of convertible notes recorded within Shareholders’ equity	11	—	16,920	—

The accompanying notes are an integral part of these consolidated financial statements.

AC Immune SA

Notes to the Consolidated Financial Statements

(In CHF thousands except for share and per share data)

1.General information

AC Immune SA was founded in 2003. The Company controls a fully-owned subsidiary, AC Immune USA, Inc. (“AC Immune USA” or “Subsidiary” and, together with AC Immune SA, “AC Immune,” “ACIU,” “Company,” “we,” “our,” “ours,” “us”), which was registered and organized under the laws of Delaware, USA in June 2021. The Company and its Subsidiary form the Group.

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

2.Basis of preparation

Going concern

The Company believes that it will be able to meet all of its obligations as they fall due for at least 12 months from the filing date of this Form 20-F, after considering the Company’s cash position of CHF 31.6 million and short-term financial assets of CHF 91.0 million as of December 31, 2022. Hence, these consolidated financial statements have been prepared on a going-concern basis.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from license and collaboration agreements (LCAs) and grants. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed and our ability to raise additional capital as needed. These risks may require us to take certain measures such as delaying, reducing or eliminating certain programs. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were approved for issue by the Board of Directors on March 15, 2023.

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention except for items that are required to be accounted for at fair value.

3.Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Functional and reporting currency

These consolidated financial statements and accompanying notes are presented in Swiss Francs (CHF), which is AC Immune SA’s functional currency and the Group’s reporting currency. The Company’s subsidiary has a functional currency of the U.S. Dollar (USD). The respective functional currency represents the primary economic environment in which the entities operate.

The following exchange rates have been used for the translation of the financial statements of AC Immune USA:

	For the Year Ended
	December 31,
	2022	2021	2020
CHF/USD
Closing rate, USD 1	0.933	0.923	N/A
Weighted average exchange rate, USD 1	0.965	0.929	N/A

The results and financial position of AC Immune USA are translated into the presentation currency as follows:

i.	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
ii.	income and expenses for each statement of income/(loss) are translated at average exchange rates; and
iii.	all resulting exchange differences are recognized in other comprehensive income/(loss), within cumulative translation differences.

Basis of consolidation

The annual closing date of the individual financial statements is December 31. The Company fully-owns its Subsidiary and fully consolidates its financial statements into these consolidated financial statements. All intercompany transactions have been eliminated.

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

Revenue recognition

The Company applies IFRS 15 Revenue from Contracts with Customers. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under IFRS 15, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of IFRS 15, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applies the five-step model to contracts only when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, the Company assesses the goods or services promised within each contract, and determines those that are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

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

Milestone payments

At the inception of each arrangement that includes development, regulatory and/or commercial milestone payments, the Company evaluates whether the milestones are considered highly probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant cumulative revenue reversal would not occur in future periods, the associated milestone value is included in the transaction price. These amounts for the performance obligations under the contract are recognized as they are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of such milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments recorded would affect contract revenues and earnings in the period of adjustment.

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

Grant income

The Company has received grants, from time to time, from the Michael J. Fox Foundation (MJFF), the Target ALS Foundation (Target ALS) and other institutions to support certain research projects. Grants are recorded at their fair value in the consolidated statements of income/(loss) within other operating income/(expenses), net when there is reasonable assurance that the Company will satisfy the underlying grant conditions and the grants will be received. In certain circumstances, grant income may be recognized before formal grantor acknowledgement of milestone achievements. To the extent required, grant income is deferred and recognized on a systematic basis over the periods in which the Company expects to recognize the related expenses for which the grants are intended to compensate.

Leases

The Company applies IFRS 16 Leases, which provides the model for lessee accounting in which all leases, other than short-term and low-value leases, are accounted for by the recognition on the consolidated balance sheet of a right-of-use asset and a lease liability, and the subsequent amortization of the right-of-use asset over the earlier of the end of the useful life or the lease term. In accordance with IFRS 16, the Company (i) does not recognize right-of-use assets and lease liabilities for leases of low value (i.e. approximate fair value of USD 5,000). For a complete discussion of accounting, see “Note 5. Right-of-use assets, long-term financial assets and lease liabilities.”

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

Share capital and public offerings

Common shares are classified as equity. Share issuance costs are capitalized as incurred and will be shown in equity as a deduction, net of tax, from the proceeds received from existing or future offerings. Should a planned equity offering not be assessed as probable, the issuance costs would be expensed immediately in the consolidated statements of income/(loss). See “Note 11. Share capital.”

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

To the extent that the fair value of the plan assets is greater than the present value of the defined benefit obligation as calculated by our independent actuary, the Company accounts for the effect of the asset ceiling test under IAS 19.

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

Stock options granted under the Company’s stock option plans C1 and the 2016 Stock Option and Incentive Plan are valued using the Black-Scholes option-pricing model (see “Note 18. Share-based compensation”). This valuation model as well as parameters used such as expected volatility and expected term of the stock options are partially based on management’s estimates.

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

Earnings per share

The Company presents basic earnings per share for each period in the consolidated financial statements. The earnings per share are calculated by dividing the earnings of the period by the weighted-average number of shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if dilutive securities such as share options or non-vested restricted share units were vested or exercised into common shares or resulted in the issuance of common shares that would participate in net income. Anti-dilutive shares are excluded from the dilutive earnings per share calculation.

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

The Company is managed and operated as one business. A single management team that reports to the chief operating decision maker comprehensively manages the entire business. Accordingly, the Company views its business and manages its operations as one operating segment. Non-current assets are located in, and revenue is allocated and recorded within, the Company’s country of domicile, Switzerland.

Accounting policies, new standards, interpretations and amendments adopted by the Company

There are no new IFRS standards, amendments or interpretations that are mandatory as of January 1, 2022 that are relevant to the Company. Additionally, the Company has not adopted any standard, interpretation or amendment that has been issued but is not yet effective. Such standards are not currently expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

4.Property, plant and equipment

The following tables show the movements in the net book values of property, plant and equipment for the years ended December 31, 2022 and 2021, respectively:

	As of December 31, 2022
		IT	Laboratory	Leasehold	Assets under
In CHF thousands	Furniture	equipment	equipment	improvements	construction	Total
Acquisition cost:
Balance at December 31, 2021	265	1,754	9,142	810	695	12,666
Additions	20	151	576	184	5	936
Transfers	—	4	47	646	(697)	—
Balance at December 31, 2022	285	1,909	9,765	1,640	3	13,602

Accumulated depreciation:
Balance at December 31, 2021	(106)	(1,316)	(5,739)	(389)	—	(7,550)
Depreciation expenses	(53)	(283)	(1,278)	(179)	—	(1,793)
Balance at December 31, 2022	(159)	(1,599)	(7,017)	(568)	—	(9,343)

Carrying amount:
December 31, 2021	159	438	3,403	421	695	5,116
December 31, 2022	126	310	2,748	1,072	3	4,259

	As of December 31, 2021
		IT	Laboratory	Leasehold	Assets under
In CHF thousands	Furniture	equipment	equipment	improvements	construction	Total
Acquisition cost:
Balance at December 31, 2020	214	1,497	7,681	464	277	10,133
Additions	51	250	1,268	346	695	2,610
Transfers	—	7	270	—	(277)	—
Disposals	—	—	(77)	—	—	(77)
Balance at December 31, 2021	265	1,754	9,142	810	695	12,666

Accumulated depreciation:
Balance at December 31, 2020	(61)	(970)	(4,405)	(281)	—	(5,717)
Depreciation expenses	(45)	(346)	(1,398)	(108)	—	(1,897)
Disposals	—	—	64	—	—	64
Balance at December 31, 2021	(106)	(1,316)	(5,739)	(389)	—	(7,550)

Carrying amount:
December 31, 2020	153	527	3,276	183	277	4,416
December 31, 2021	159	438	3,403	421	695	5,116

AC Immune continues to enhance its laboratory equipment to support its R&D functions. This effort has continued for the year ended December 31, 2022, with CHF 0.8 million invested in lab equipment, including the expansion of our leased lab space, and IT equipment, representing an increase of 7%.

For the years ended December 31, 2022, 2021 and 2020, the Company incurred CHF 1.8 million, CHF 1.9 million and CHF 1.5 million in depreciation expenses, respectively.

5.Right-of-use assets, long-term financial assets and lease liabilities

The Company recognized additions and remeasurements of right-of-use of leased assets for buildings or for office equipment totaling CHF 0.5 million and CHF 1.2 million for the years ended December 31, 2022 and 2021, respectively. In 2022, these increases are predominantly associated with the remeasurement of our leased office space.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates as of December 31, 2022 are 3.5% (2.5% for 2021) for buildings, 5.3% (5.3% for 2021) for office equipment and 2.6% (2.6% for 2021) for IT equipment.

The following tables show the movements in the net book values of right-of-use of leased assets for the years ended December 31, 2022 and 2021, respectively:

		Office	IT
In CHF thousands	Buildings	equipment	equipment	Total
Balance as of December 31, 2021	2,776	98	40	2,914
Additions and remeasurements	460	—	—	460
Depreciation	(528)	(24)	(14)	(566)
Balance as of December 31, 2022	2,708	74	26	2,808

		Office	IT
In CHF thousands	Buildings	equipment	equipment	Total
Balance as of December 31, 2020	2,106	63	54	2,223
Additions and remeasurements	1,144	71	—	1,215
Dispositions	—	(15)	—	(15)
Depreciation	(474)	(21)	(14)	(509)
Balance as of December 31, 2021	2,776	98	40	2,914

For the years ended December 31, 2022, and 2021, the impact on the Company’s consolidated statements of income/(loss) and consolidated statements of cash flows is detailed in the table below.

	For the Year Ended
	December 31,
In CHF thousands	2022	2021
Statements of income/(loss)
Depreciation of right-of-use assets	566	509
Interest expense on lease liabilities	68	63
Expense for short-term leases and leases of low value	750	723
Total	1,384	1,295

Statements of cash flows
Total cash outflow for leases	1,388	1,299

The following table presents the contractual undiscounted cash flows for lease liabilities as of December 31, 2022 and 2021:

	As of
	December 31,
In CHF thousands	2022	2021
Less than one year	638	638
1-3 years	1,230	1,260
3-5 years	1,187	1,203
Total	3,055	3,101

The Company also has two deposits in escrow accounts totaling CHF 0.4 million for the lease of the Company’s premises as of December 31, 2022 and 2021, respectively.

6.Asset acquisition

In 2021, the Company closed its acquisition with Affiris AG (Affiris) for the program portfolio of therapeutics targeting a-syn, notably ACI-7104.056 (previously PD01), a clinically-validated active vaccine candidate for the treatment of Parkinson’s disease (the Transferred Assets). The Company acquired the Transferred Assets and USD 5.0 (CHF 4.6) million in cash in exchange for 7,106,840 shares of the Company at closing, for a total value of USD 58.7 (CHF 55.1) million.

With the closing of this transaction, the Company recorded an IPR&D intangible asset associated with ACI-7104.056 for USD 53.7 (CHF 50.4) million. The Company used a risk-adjusted discounted cash flow method to determine the fair value of the intangible asset using a discount rate of 15%. See “Note 7. Intangible assets” for further details on assumptions used.

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

7.Intangible assets

AC Immune’s acquired IPR&D asset is a clinically-validated active vaccine candidate for the treatment of Parkinson’s disease. The asset is not yet ready for use until the asset obtains market approval. The carrying amount and net book value are detailed below:

	As of December 31, 2022			As of December 31, 2021
	Gross			Gross
	carrying	Accumulated	Net book	carrying	Accumulated	Net book
In CHF thousands	amount	amortization	value	amount	amortization	value
Acquired IPR&D asset	50,416	—	50,416	50,416	—	50,416
Total intangible assets	50,416	—	50,416	50,416	—	50,416

In accordance with IAS 36 Impairment of Assets, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The valuation is considered to be Level 3 in the fair value hierarchy in accordance with IFRS 13 Fair Value Measurement due to unobservable inputs used in the valuation. The Company has determined the IPR&D asset was not impaired as of December 31, 2022 and 2021, respectively.

The key assumptions used in the valuation model in accordance with an income approach to determine the recoverable amount include observable and unobservable key inputs as follows:

●	Anticipated research and development costs;
●	Anticipated costs of goods and sales and marketing expenditures;
●	Probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks;
●	Target indication prevalence and incidence rates;
●	Anticipated market share;
●	General commercialization expectations such as anticipated pricing and uptake;
●	Expected patent life and market exclusivity periods; and
●	Other metrics such as the tax rate.

The Company’s valuation model calculates the risk-adjusted, net cash flows through the projected period of market exclusivity across target sales regions. The Company uses a discount rate of 17% (15% for 2021), based on the assumed cost of capital for the Company over the forecast period.

See “Note 6. Asset acquisition” for further details.

8.Cash and cash equivalents and short-term financial assets

The Company’s cash and cash equivalents are maintained in the following respective currencies as of December 31, 2022 and 2021:

	As of
	December 31,
In CHF thousands	2022	2021
Cash and cash equivalents	31,586	82,216
Total	31,586	82,216
By currency
CHF	24,418	64,941
EUR	1,313	2,253
USD	5,855	15,022
Total cash and cash equivalents	31,586	82,216

As of December 31, 2022 and 2021, the Company’s funds were held in CHF, EUR and USD currencies. Funds held in EUR and USD were translated into CHF at a rate of 0.994 and 0.933 and 1.045 and 0.923, respectively, for each currency and year.

The following table summarizes the Company’s short-term financial assets as of December 31, 2022 and 2021:

	As of
	December 31,
In CHF thousands	2022	2021
Short-term financial assets due in one year or less	91,000	116,000
Total short-term financial assets	91,000	116,000

9.Prepaid expenses and accrued income

	As of
	December 31,
In CHF thousands	2022	2021
Prepaid expenses	4,708	3,015
Accrued income	408	975
Total prepaid expenses and accrued income	5,116	3,990

The Company’s prepaid expenses relate mainly to research contracts with down-payments at contract signature with the related activities to start or continue into 2023 as well as prepaid payroll-related expenses.

Accrued income consists of CHF 0.4 million as of December 31, 2022 associated with our MJFF grants and Target ALS (see “Note 13.2. Grant income”). This amount represents 100% of our total accrued income as of December 31, 2022. As of December 31, 2021, the Company recorded CHF 0.9 million of accrued income associated with our MJJF grants. This amount represented 87% of our total accrued income as of December 31, 2021.

10.Other current receivables

	As of
	December 31,
In CHF thousands	2022	2021
Other current receivable	124	101
Swiss VAT	249	327
Withholding tax	19	—
Total other current receivables	392	428

The maturity of these assets is less than 3 months. The Company considers the counterparty risk as low and the carrying amount of these receivables is considered to approximate their fair value.

11.Share capital

As of December 31, 2022 and 2021, the issued share capital amounted to CHF 1,796,675 and CHF 1,794,013, respectively, and is composed of outstanding common shares of 83,620,364 and 83,479,013, respectively, and treasury shares of 6,214,021 and 6,221,617, respectively.

The table below summarizes the Company’s capital structure:

			In CHF thousands
	Common	Treasury	Share	Share	Treasury
	shares	shares	capital	premium	shares
December 31, 2020	76,936,738	(5,000,000)	1,538	346,890	(100)
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	—	1,171,543	—	12,097	24
Asset purchase agreement, net of transaction costs	7,106,840	—	142	54,328	—
Conversion of note agreements, net of transaction costs	3,026,634	—	61	16,683	—
Issuance of shares – incentive plans, net of transaction costs	237,258	—	5	1,253	—
Issuance of shares to be held as treasury shares, net of transaction costs	2,393,160	(2,393,160)	48	—	(48)
December 31, 2021	89,700,630	(6,221,617)	1,794	431,251	(124)
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	—	7,596	—	(8)	0
Issuance of shares – incentive plans, net of transaction costs	133,755	—	3	80	—
December 31, 2022	89,834,385	(6,214,021)	1,797	431,323	(124)

The common shares and treasury shares have nominal values of CHF 0.02 per share. All shares have been fully paid. These treasury shares held by the Company are not considered outstanding shares as of December 31, 2022 or 2021.

Authorized capital

The Company’s Board of Directors is authorized to increase the share capital, in one or several steps, until June 24, 2024, by a maximum amount of CHF 400,000 by issuing a maximum of 20,000,000 registered shares with a par value of CHF 0.02 each, to be fully paid up. An increase of the share capital (i) by means of an offering underwritten by a financial institution, a syndicate or another third party or third parties, followed by an offer to the then-existing shareholders of the Company and (ii) in partial amounts, shall also be permissible.

Conditional share capital for bonds and similar debt instruments

The Company’s share capital may be increased by a maximum aggregate amount of CHF 100,000 through the issuance of a maximum of 5,000,000 registered shares, payable in full, each with a nominal value of CHF 0.02 per share, through the exercise of conversion and/or option or warrant rights granted in connection with bonds or similar instruments, issued or to be issued by the Company or by subsidiaries of the Company, including convertible debt instruments.

Conditional share capital for employee benefit plans

The Company’s share capital may be increased by a maximum aggregate amount of CHF 96,000 through the issuance of not more than 4,800,000 common shares, payable in full, each with a nominal value of CHF 0.02 per share, by the exercise of options rights that have been granted to employees, consultants, members of the board of directors, or other person providing services to the Company or a subsidiary.

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

At the market equity offering

In Q3 2020, AC Immune issued 5,000,000 common shares with a nominal value of CHF 0.02, which became treasury shares. The Company also established an “at the market offering program” (“ATM”) for the sale of up to USD 80.0 (CHF 74.6) million worth of our common shares issued from time to time by entering into an Open Market Sale Agreement (“Sales Agreement”) with Jefferies LLC (“Jefferies”) as the sales agent under a prior registration statement on Form F-3 which expired in Q2 2021.

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

Through December 31, 2022, the Company has sold 1,179,139 common shares previously held as treasury shares pursuant to the new Sales Agreement, raising USD 13.3 (CHF 12.1) million, net of underwriting fees and transaction costs. We have paid commissions to Jefferies totaling USD 0.4 (CHF 0.4) million through December 31, 2022, for share issuances in accordance with our ATM programs.

For the years ended December 31, 2022, 2021 and 2020, the Company has expensed issuance costs of nil, nil and CHF 0.5 million, respectively, in the consolidated statements of income/(loss).

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

In 2021, the affiliated entities exercised their options to convert their respective USD 12.5 (CHF 11.7) million notes. As a result of these conversions, 1,513,317 common shares were issued to each Investor, totaling 3,026,634 common shares. The Company recorded an increase to its share capital for the nominal value of its shares and share premium for the difference associated with settlement of this liability. The Company also settled its derivative financial assets, which were embedded conversion features associated with the convertible debt, via an offset to its share premium. These convertible notes and derivative financial assets were fully settled in 2021 and there is no further equity or cash consideration due to the affiliated entities thereunder.

12.Trade and other payables and accrued expenses

	As of
	December 31,
In CHF thousands	2022	2021
Trade and other payables	929	2,003
Total trade and other payables	929	2,003

Accrued research and development costs	5,360	10,361
Accrued payroll expenses	2,898	3,562
Other accrued expenses	1,159	2,813
Total accrued expenses	9,417	16,736

An accrual of CHF 2.1 million and CHF 2.3 million was recognized for performance-related remuneration within accrued payroll expenses for 2022 and 2021, respectively. In 2021, an accrual of CHF 3.7 million was recorded as part of our cost sharing arrangement with Janssen within accrued research and development costs and CHF 0.8 million was recorded as accrued stamp duty for the issuance of shares as part of the Company’s asset acquisition within other accrued expenses.

13.Contract revenues

For the years ended December 31, 2022, 2021 and 2020, AC Immune generated contract revenues of CHF 3.9 million, nil and CHF 15.4 million, respectively.

The following tables provide contract revenue amounts from its LCAs for the years ended December 31, 2022, 2021 and 2020, respectively.

	For the Year Ended
	December 31,
In CHF thousands	2022	2021	2020
Lilly	—	—	14,348
Janssen	—	—	1,083
Life Molecular Imaging	3,935	—	—
Total contract revenues	3,935	—	15,431

LMI accounted for 100% of our contract revenues in 2022 and Lilly accounted for 93% of our contract revenues in 2020.

During the years ended December 31, 2022, 2021 and 2020, the Company recognized the following contract revenues as a result of changes in the contract asset and the contract liability balances in the respective periods:

	For the Year Ended
	December 31,
In CHF thousands	2022	2021	2020
Revenues recognized in the period from:
Amounts included in the contract liability at the beginning of the period	—	—	4,477
Performance obligations satisfied in previous periods	3,935	—	10,000

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

The Company’s preclinical and Phase 1 activities did not represent integrated services with the licensed intellectual property for which Lilly contracted. Lilly purchased a license to the Company’s Tau therapeutic small-molecule program, which was delivered at commencement of the agreement, and AC Immune’s preclinical and Phase 1 activities did not affect the form or functionality of this license. The Company’s objective for the Phase 1 activity was to assess safety and tolerability and did not modify or customize ACI-3024. The completion of these preclinical and Phase 1 activities does not affect the licensed intellectual property.

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

At inception of the agreement, none of the clinical, regulatory or commercial milestones had been included in the transaction price, as all milestone amounts were fully constrained. To date, the Company has recognized CHF 40 million from milestone payments triggered in Q3 2019 and Q1 2020 related to the right-of-use license for intellectual property as there were no further constraints related to these milestones. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Lilly and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2022, 2021 and 2020, we have recognized nil, nil and CHF 14.3 million, respectively, from this arrangement.

Anti-Abeta antibody in AD – 2006 agreement with Genentech, a member of the Roche Group

In November 2006, we signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal therapeutic antibody targeting misfolded Abeta. The agreement was amended March 2009, January 2013, May 2014 and May 2015. The agreement also provides for the development of a second therapeutic product for a non-

AD indication based on the same intellectual property and anti-Abeta antibody compound. The value of this partnership is potentially greater than USD 340 (CHF 317) million.

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

At execution of the agreement, the transaction price included the upfront consideration received of USD 25 (CHF 31.6) million. At inception, none of the clinical or regulatory milestones had been included in the transaction price, as all milestone amounts were fully constrained. The Company has received three milestone payments since inception, totaling USD 40 (CHF 38.2) million. The Company could receive greater than USD 275 (CHF 256.4) million or more for further regulatory milestones for this exclusive, worldwide alliance. In assessing that future regulatory milestones are fully constrained, the Company considered numerous factors, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to royalties will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Genentech and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

In January 2019, we announced that Roche, the parent of Genentech, is discontinuing the CREAD and CREAD 2 (BN29552 and BN29553) Phase 3 studies of crenezumab in people with prodromal-to-mild sporadic AD. The decision came after an interim analysis conducted by the Independent Data Monitoring Center (IDMC) indicated that crenezumab was unlikely to meet its primary endpoint of change from baseline in CDR-SB Score. This decision was not related to the safety of the investigational product. No safety signals for crenezumab were observed in this analysis and the overall safety profile was similar to that seen in previous trials.

For the years ended December 31, 2022, 2021 and 2020, we have recognized no revenues from this arrangement.

Anti-Tau antibody in AD – 2012 agreement with Genentech, a member of the Roche Group

In June 2012, we entered into a second agreement with Genentech to research, develop and commercialize our anti-Tau antibodies for use as immunotherapeutics and diagnostics. The agreement was amended in December 2015. The value of this exclusive, worldwide alliance is potentially greater than CHF 400 million and includes upfront and clinical, regulatory and commercial milestone payments. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the mid-single digits to low-double digits. The agreement also provides for collaboration on at least one additional therapeutic indication outside of AD built on the same anti-Tau antibody program as well an anti-Tau diagnostic product.

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

In September 2020, the Company reported that Genentech informed us of top line results from a Phase 2 trial of the anti-Tau antibody, semorinemab, in early (prodromal to mild) Alzheimer’s disease (AD) which show that semorinemab did not meet its primary efficacy endpoint of reducing decline on CDR-SB compared to placebo. The primary safety endpoint was however met. Two secondary endpoints, Alzheimer’s Disease Assessment Scale-Cognitive Subscale 13 (ADAS-Cog13) and Alzheimer’s Disease Cooperative Study Group – Activities of Daily Living Inventory (ADCS-ADL), were not met.

In August 2021, the Company reported that Genentech had informed the Company that the Lauriet study had met one of its co-primary endpoints, ADAS-Cog 11. The second co-primary endpoint, ADCS-ADL, was not met. Safety data showed that semorinemab was well tolerated with an acceptable safety profile and no unanticipated safety signals. In November 2021, the Company reported that Genentech had presented the full top-line data from the Lauriet study during a late-breaking session at the 14th Clinical Trials on Alzheimer’s Disease conference.

For the years ended December 31, 2022, 2021 and 2020, we have recognized no revenues from this arrangement.

Tau vaccine in AD – 2014 agreement with Janssen Pharmaceuticals, Inc.

In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc. (Janssen), part of the Janssen Pharmaceutical Companies of Johnson & Johnson, to develop and commercialize therapeutic anti-Tau vaccines for the treatment of AD and potentially other Tauopathies. The value of this collaboration is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the high-single digits to the mid-teens for the phospho-Tau vaccine program. In April 2016, July 2017, January 2019, November 2019 and December 2022, the companies entered into the first, second, third, fourth and fifth amendments, respectively. These amendments allow for the alignment of certain payment and activity provisions with the Development Plan and Research Plan activities. We and Janssen have completed the co-development of the second-generation lead therapeutic vaccines, ACI-35.030 and JACI-35.054, through Phase 1b/2a. In November 2022, it was announced that ACI-35.030 was selected to advance into further development based on interim data from the ongoing Phase 1b/2a trial. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35.030.

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

For the years ended December 31, 2022, 2021 and 2020, we have recognized nil, nil and CHF 1.1 million, respectively, from this arrangement.

Tau-PET imaging agent –2014 agreement with Life Molecular Imaging (LMI) (formerly Piramal Imaging SA)

In May 2014 (as amended in June 2022), we entered into an agreement, our first diagnostic partnership, with LMI, the former Piramal Imaging SA. The partnership with LMI is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein PET tracers supporting the early diagnosis and clinical management of AD and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 160 (CHF 159) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low-teens. LMI may terminate the LCA at any time by providing 3 months’ notice to us.

In connection with this agreement, AC Immune received a payment of EUR 500 (CHF 664) thousand, which was fully recognized in 2015. In Q1 2017, we recorded a milestone payment of EUR 1 (CHF 1.1) million related to the initiation of “Part B” of the first-in-man Phase 1 study. In Q3 2019, the Company recognized EUR 2 (CHF 2.2) million in connection with the initiation of a Phase 2 trial of Tau-PET tracer in patients with mild cognitive impairment and mild–to-moderate AD in comparison with non-demented control participants. In Q3 2022, the Company recognized EUR 4 (CHF 3.9) million linked to the progression of the Tau-PET tracer into late-stage development in AD. The Company is eligible to receive additional variable consideration related to the achievement of certain clinical milestones totaling EUR 4 (CHF 4) million should the compound make it through Phase 3 clinical studies. We are also eligible to receive potential regulatory and sales-based milestones totaling EUR 148 (CHF 138) million. Finally, the Company is eligible for royalties from the mid-single digits to low-teens.

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

For the years ended December 31, 2022, 2021 and 2020, the Company has recognized CHF 3.9 million, nil and nil, respectively, from this arrangement.

13.2 Grant income

Grants from the Michael J. Fox Foundation

In May 2020, the Company, as part of a joint arrangement with Skåne University Hospital (Skåne) in Sweden, was awarded a USD 3.2 (CHF 3.0) million grant from the MJFF’s Ken Griffin Alpha-synuclein Imaging Competition. As part of this grant, AC Immune is eligible to receive USD 2.5 (CHF 2.3) million directly from the MJFF. Skåne will receive USD 0.7 (CHF 0.7) million of the total grant directly from the MJFF over two years to conduct and support the clinical arm of the project. In August 2022, the Company received follow-on grant funding as part of its joint arrangement with Skåne in Sweden totaling USD 0.5 (CHF 0.5) million for the continued development of its alpha-synuclein PET imaging diagnostic agent. As part of this grant, AC Immune received USD 0.4 (CHF 0.4) million directly from the MJFF. Skåne will receive USD 0.1 (CHF 0.1) million of the total grant directly from the MJFF over the duration of the grant period.

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

For the years ended December 31, 2022, 2021 and 2020, the Company has recognized CHF 1.2 million, CHF 1.1 million and CHF 1.3 million, respectively, from its MJFF grants. As of December 31, 2022, the Company recorded CHF 0.3 million in accrued income and CHF 0.5 million in deferred income, respectively.

14.Expenses by category

Research and development

	For the Year Ended
	December 31,
In CHF thousands	2022	2021	2020
Operating expenses	41,166	44,289	43,787
Payroll expenses	17,548	16,465	14,424
Share-based compensation	1,622	1,528	1,276
Total research and development expenses	60,336	62,282	59,487

For the years ended December 31, 2022, 2021 and 2020, the Company incurred CHF 60.3 million, CHF 62.3 million and CHF 59.5 million in research and development expenses, respectively. The decrease in 2022 is mainly driven by decreases in direct R&D expenditures across various programs.

For the years ended December 31, 2022, 2021 and 2020, the Company had 122.4, 108.6 and 115.3 FTEs in our research and development functions.

General and administrative

	For the Year Ended
	December 31,
In CHF thousands	2022	2021	2020
Operating expenses	6,207	7,031	7,471
Payroll expenses	7,874	8,281	8,274
Share-based compensation	1,708	2,598	2,812
Total general and administrative expenses	15,789	17,910	18,557

For the years ended December 31, 2022, 2021 and 2020, the Company incurred CHF 15.8 million, CHF 17.9 million and CHF 18.6 million in general and administrative expenses, respectively. The decrease in 2022 compared with the prior year predominantly relates to certain transaction costs associated with our prior year asset acquisition which did not repeat in 2022 as well as a reduction in headcount.

For the years ended December 31, 2022, 2021 and 2020, the Company had 22.5, 27.3 and 26.7 FTEs in our general and administrative functions.

Financial result, net

	For the Year Ended
	December 31,
In CHF thousands	2022	2021	2020
Financial income	69	6,485	78
Financial expense	(355)	(581)	(184)
Exchange differences	393	113	(555)
Finance result, net	107	6,017	(661)

Our finance result primarily consists of interest expense associated with our short-term financial assets and lease liabilities as well as foreign currency exchange differences.

For the year ended December 31, 2022, the decrease in financial result, net related primarily to the prior year CHF 6.5 million gain on the conversion features related to the Company’s convertible notes due to certain Affiris affiliated entities that did not recur.

15.Related-party transactions

Board of directors and executive management compensation

Key management includes the board of directors and executive management. For 2022, there were eight members (2021: eight and 2020: seven) of the Board (excluding the CEO) and seven members (2021: six and 2020: five) of executive management (including the CEO). Compensation was as follows:

	For the Year Ended
	December 31,
In CHF thousands	2022	2021	2020
Short-term employee benefits	4,187	4,403	3,497
Post-employment benefits	295	266	214
Share-based compensation	2,503	2,997	2,578
Total compensation	6,985	7,666	6,289

16.Income taxes

The Group recognized less than CHF 0.1 million, less than CHF 0.1 million and nil in income taxes and no deferred tax asset or liability positions for the years ended December 31, 2022, 2021 and 2020, respectively. The Group’s expected tax expense for each year is based on the applicable tax rates in each jurisdiction. In 2022, these rates ranged from 13.6% to 33.8% (13.6% - 32.9% for 2021 and 13.6% for 2020) in the Group’s respective tax jurisdictions. The weighted average tax rate applicable to the Group was 13.6% (13.6% for 2021 and 2020, respectively).

The Group’s income tax expense for each year can be reconciled to loss before tax as follows:

	For the Year Ended
	December 31,
In CHF thousands	2022	2021	2020
Loss before income tax	(70,740)	(72,993)	(61,921)
Tax benefit calculated at the domestic rates applicable in the respective countries	(9,616)	(9,930)	(8,441)
(Income not subject to tax)/expenses not deductible for tax purposes	455	(375)	462
Effect of unused tax losses and tax offsets not recognized as deferred tax assets	9,174	10,308	7,979
Effective income tax rate (benefit)/expense	13	3	—

The Swiss tax rate used for the 2022 reconciliations is the corporate tax rate of 13.6% (13.6% in 2021 and 2020, respectively) payable by corporate entities in the Canton of Vaud, Switzerland on taxable profits under tax law in that jurisdiction.

The below table details the total unrecognized deductible temporary differences, unused tax losses and unused tax credits:

	As of
	December 31,
In CHF thousands	2022	2021	2020
Unrecognized deductible temporary differences, unused tax losses and unused tax credits
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:
Tax losses	264,089	197,152	121,948
Deductible temporary differences related to:
Right-of-use assets and lease liabilities, net	—	—	—
Retirement benefit plan	3,213	7,098	7,464
Total	267,302	204,250	129,412

The following table details the tax losses carry forwards of the Company and their respective expiry dates:

	As of
	December 31,
In CHF thousands	2022	2021	2020
Tax losses split by expiry date:
December 31, 2024	15,231	15,231	15,231
December 31, 2025	48,894	48,894	48,894
December 31, 2026	—	—	—
December 31, 2027	57,824	57,824	57,824
December 31, 2028	75,204	75,204	—
December 31, 2029	66,936	—	—
Total unrecorded tax loss carryforwards	264,089	197,153	121,949

The tax losses available for future offset against taxable profits have increased by CHF 66.9 million from 2021, representing the amount of tax losses that are additionally available as an offset, subject to expiration as disclosed in the table above, against future taxable income.

Consistent with prior years, the Company has not recorded any deferred tax assets in relation to the past tax losses available for offset against future profits as the recognition criteria were not met at the balance sheet date.

17.Retirement benefit plan

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

The assets are invested by the pension plan, to which many companies contribute, in a diversified portfolio that respects the requirements of the Swiss BVG. Therefore, disaggregation of the pension assets and presentation of plan assets in classes that distinguish the nature and risks of those assets is not possible. Under the plan, both the Company and the employee share the costs. The structure of the plan and the legal provisions of the BVG mean that the employer is exposed to actuarial risks. The main risks are investment risk, interest risk, disability risk and the life expectancy of pensioners. Through our affiliation with the pension plan, the Company has minimized these risks, as they are shared between a much greater number of participants. On leaving the Company, a departing employee’s retirement savings are transferred to the pension institution of the new employer or to a vested benefits institution. This transfer mechanism may result in pension payments varying considerably from year to year.

The pension plan is exposed to Swiss inflation, interest rate risks and changes in the life expectancy for pensioners. For accounting purposes under IFRS, the plan is treated as a defined benefit plan in accordance with IAS 19.

The following table sets forth the status of the defined benefit pension plan and the amount that is recognized in the consolidated balance sheets:

	As of
	December 31,
In CHF thousands	2022	2021	2020
Defined benefit obligation	(32,410)	(33,889)	(30,213)
Fair value of plan assets	29,197	26,791	22,749
Total liability	(3,213)	(7,098)	(7,464)

The following amounts have been recorded as net pension cost in the consolidated statements of income/(loss):

	For the Year Ended
	December 31,
In CHF thousands	2022	2021	2020
Service cost	1,712	1,648	1,626
Interest cost	126	79	71
Interest income	(87)	(48)	(42)
Net pension cost	1,751	1,679	1,655

The changes in defined benefit obligation, fair value of plan assets and unrecognized gains/(losses) are as follows.

A. Change in defined benefit obligation

	For the Year Ended
	December 31,
In CHF thousands	2022	2021	2020
Defined benefit obligation as of January 1	(33,889)	(30,213)	(26,624)
Service cost	(1,712)	(1,648)	(1,626)
Interest cost	(126)	(79)	(71)
Change in demographic assumptions	29	—	1,428
Change in financial assumptions	8,397	156	(71)
Change in experience assumptions	(1,726)	(252)	(931)
Benefits deposited	(2,327)	(894)	(1,467)
Employees’ contributions	(1,056)	(959)	(851)
Defined benefit obligation as of December 31	(32,410)	(33,889)	(30,213)

B.Change in fair value of plan assets

	For the Year Ended
	December 31,
In CHF thousands	2022	2021	2020
Fair value of plan assets as of January 1	26,791	22,749	19,139
Interest income	87	48	42
Employees’ contributions	1,056	959	851
Employer’s contributions	1,210	1,089	950
Benefits deposited	2,327	894	1,467
Return on plan assets excluding interest income	(2,274)	1,052	300
Fair value of plan assets as of December 31	29,197	26,791	22,749

Expected contributions by the employer to be paid to the post-employment benefit plans during the annual period beginning after the end of the reporting period amount to approximately CHF 1.2 million.

C.Change in net defined benefit liability

	For the Year Ended
	December 31,
In CHF thousands	2022	2021	2020
Net defined benefit liabilities as of January 1	7,098	7,464	7,485
Net pension cost through statement of income/(loss)	1,751	1,679	1,655
Remeasurement through other comprehensive income/(loss)	(4,426)	(956)	(726)
Employer’s contribution	(1,210)	(1,089)	(950)
Net defined benefit liabilities as of December 31	3,213	7,098	7,464

D.Other comprehensive gains/(losses)

	For the Year Ended
	December 31,
In CHF thousands	2022	2021	2020
Effect of changes in demographic assumptions	29	—	1,428
Effect of changes in financial assumptions	8,397	156	(71)
Effect of changes in experience assumptions	(1,726)	(252)	(931)
Return on plan assets excluding interest income	(2,274)	1,052	300
Total other comprehensive gain	4,426	956	726

The change in experience assumptions results from an increased sum of insured salaries.

The fair value of the plan assets is the cash surrender value of the insurance with the insurance company (AXA). The investment strategy defined by the board of trustees follows a conservative profile.

The plan assets are primarily held within instruments with quoted market prices in an active market, with the exception of real estate and mortgages.

The weighted-average duration of the defined benefit obligation is 14.9 years and 17.1 years as of December 31, 2022 and 2021, respectively.

The actuarial assumptions used for the calculation of the pension cost and the defined benefit obligation of the defined benefit pension plan for the years ended December 31, 2022, 2021 and 2020, respectively, are as follows:

	For the Year Ended
	December 31,
	2022	2021	2020
Discount rate	2.25%	0.30%	0.20%
Rate of future increase in compensations	1.75%	1.75%	1.75%
Rate of future increase in current pensions	0.00%	0.00%	0.00%
Interest rate on retirement savings capital	2.25%	0.75%	0.50%
Mortality and disability rates	BVG 2020-CMI	BVG 2020-CMI	BVG 2020-CMI

In defining the benefits, the minimum requirements of the Swiss BVG and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits.

A quantitative sensitivity analysis for significant assumptions as of December 31, 2022 is shown below:

							Interest rate on
	Discount rate		Future salary increase		Future pension cost		savings capital
	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Assumptions	increase	decrease	increase	decrease	increase	decrease	increase	decrease

	In CHF thousands
Potential defined benefit obligation	30,201	34,916	32,940	31,841	33,601	31,322	33,322	31,545
Decrease/(increase) from actual defined benefit obligation	2,209	(2,506)	(530)	569	(1,191)	1,088	(912)	865

A quantitative sensitivity analysis for significant assumptions as of December 31, 2021 is shown below:

							Interest rate on
	Discount rate		Future salary increase		Future pension cost		savings capital
	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Assumptions	increase	decrease	increase	decrease	increase	decrease	increase	decrease

	in CHF thousands
Potential defined benefit obligation	31,190	37,006	34,578	33,176	35,497	32,435	34,822	33,007
Decrease/(increase) from actual defined benefit obligation	2,699	(3,117)	(689)	713	(1,608)	1,454	(933)	882

The sensitivity analyses above are subject to limitations and have been determined based on a method that extrapolates the impact on net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

18.Share-based compensation

Share-based option awards

As of December 31, 2022, there are equity-based instruments outstanding that the Company has granted under two different plans.

The Company’s 2016 Share Option and Incentive Plan (SOIP) was approved by the shareholders at the ordinary shareholders’ meeting in November 2016. The 2016 Plan authorizes the grant of incentive and non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, performance share awards, performance-based awards to covered employees and dividend equivalent rights. The Company only grants equity-based instruments from the SOIP as of December 31, 2022.

The following table summarizes equity-settled share option grants for plans that existed during the period:

	Number of
	options awarded		Contractual
Plan	(since inception)	Vesting conditions	life of options
Share option plan C1	6,775,250	4 years’ service from grant date	10 years
2016 SOIP:
Executives and directors	3,277,044	1 year, 3 year and 4 years’ service from the date of grant, quarterly and annually	10 years
Employees	1,811,687	4 years’ service from the date of grant, annually	10 years

The number and weighted-average exercise prices (in CHF) of options under the share option programs for Plans C1 and the 2016 SOIP are as follows:

		Weighted-	Weighted-
		average	average
	Number of	exercise price	remaining
	options	(CHF)	term (years)
Outstanding at January 1, 2020	1,981,629	5.93	8.3
Forfeited during the year	(53,591)	6.03	—
Expired during the year	(26,729)	4.38	—
Exercised during the year	(73,669)	2.00	—
Granted during the year	1,073,027	6.29	—
Outstanding at December 31, 2020	2,900,667	5.90	8.2
Exercisable at December 31, 2020	1,099,015	5.49	7.0
Outstanding at January 1, 2021	2,900,667	5.90	8.2
Forfeited during the year	(207,331)	6.13	—
Exercised during the year	(218,561)	4.97	—
Granted during the year	1,110,914	6.34	—
Outstanding at December 31, 2021	3,585,689	6.21	7.8
Exercisable at December 31, 2021	1,613,242	6.13	6.8
Outstanding at January 1, 2022	3,585,689	6.21	7.8
Forfeited during the year	(304,738)	6.32	—
Exercised during the year	(110,250)	0.15	—
Granted during the year	1,090,316	3.18	—
Outstanding at December 31, 2022	4,261,017	5.65	7.6
Exercisable at December 31, 2022	2,345,648	6.41	6.6

The outstanding stock options as of December 31, 2022 have the following range of exercise prices:

		Range of
		expiration
	Total options	dates
Range of exercise prices
CHF 0.15	97,875	2022–2026
CHF 9.53	223,646	2027
USD 5.04 to USD 12.30	2,864,408	2028–2031
USD 2.76 to USD 4.57	1,075,088	2032
Total outstanding options	4,261,017

The weighted-average exercise price for options granted in 2022, 2021 and 2020 is USD 3.44 (CHF 3.18), USD 6.95 (CHF 6.34) and USD 7.11 (CHF 6.29), respectively. The range of exercise prices for outstanding options was CHF 0.15 to CHF 9.53 for awards previously granted in CHF (prior to 2018) and USD 2.76 to USD 12.30 for awards granted in USD as of December 31, 2022.

For awards issued in 2022, the volatility is based on the Company’s actual volatility for the period congruent with the expected term of the underlying option. The risk-free interest rate is based on yields of long-dated U.S. Treasury notes that align with the expected term of the award. The weighted-average share price of common share options exercised in 2022 is USD 3.55 (CHF 3.28).

The weighted-average grant date fair values of the options granted in 2022, 2021 and 2020 are USD 2.38 (CHF 2.20), USD 5.23 (CHF 4.78) and USD 5.25 (CHF 4.65), respectively. The following table illustrates the weighted-average assumptions for the Black-Scholes option-pricing model used in determining the fair value of these awards:

	For the Year Ended
	December 31,
	2022	2021	2020
Exercise price (USD)	2.76-4.57	5.31-7.72	5.04-9.16
Share price (weighted average)	3.44	6.95	7.11
Risk-free interest rate	0-2.4%	0%	0%
Expected volatility	67-80%	80%	80%
Expected term (in years)	5.5 - 6.25	5.1 - 6	5.5 - 6
Dividend yield	—	—	—

Restricted share awards

A summary of non-vested share awards (restricted share and restricted share units) activity as of December 31, 2022 and changes during the year then ended is presented below:

			Contractual
	Number of		life of non-
	share awards		vested share
Grantee type	granted	Vesting conditions	awards
Restricted share units
Directors	159,025	1 year service from date of grant, annually	10 years
Executives	274,872	3 year and 4 years’ service from the date of grant, quarterly and semi-annually	10 years

		Weighted-
	Number of	average
	non-vested	grant date fair
	shares	value (CHF)
Non-vested at January 1, 2020	42,763	9.52
Forfeited during the year	(11,828)	9.47
Expired during the year	(7,804)	9.52
Exercised during the year	(84,638)	9.51
Granted during the year	—	—
Vested during the year	(23,269)	9.52
Non-vested at December 31, 2020	19,494	9.51
Vested and exercisable at December 31, 2020	49,289	9.47
Non-vested at December 31, 2020	19,494	9.51
Exercised during the year	(2,471)	9.46
Vested during the year	(18,697)	9.52
Non-vested at December 31, 2021	797	9.41
Vested and exercisable at December 31, 2021	65,515	9.48
Non-vested at December 31, 2021	797	9.41
Granted during the year	239,194	3.06
Vested during the year	(23,505)	3.28
Non-vested at December 31, 2022	216,486	3.06
Vested and exercisable at December 31, 2022	89,020	7.84

The weighted-average grant date fair values of the remaining non-vested share awards as of the respective year end for the restricted share units were CHF 3.06, CHF 9.41 and CHF 9.51 for the years ended December 31, 2022, 2021 and 2020, respectively. The fair values of these non-vested share awards granted were determined using a reasonable estimate of market value of the common shares on the date of the award.

The expense charged against the income statement was CHF 3.3 million, CHF 4.1 million and CHF 4.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. The expense is revised by the Company based on the number of instruments that are expected to become exercisable.

19.Commitments and contingencies

The Company’s commitments and contingencies relate to its ongoing operating activities, mainly research and development programs, as well as its leased corporate space.

In the normal course of business, we conduct product research and development programs through collaborative programs that include, among others, arrangements with universities, contract research organizations and clinical research sites. We have contractual arrangements with these organizations. As of December 31, 2022, we have contractual obligations, other than for leases (see below), totaling CHF 23.0 million for 2023.

We lease our corporate, laboratory and other facilities under multiple leases at the EPFL Innovation Park in Ecublens, near Lausanne, Canton of Vaud, Switzerland. Our lease agreements have no termination clauses longer than a 12-month contractual notice period. The Company recognizes a right-of-use asset for its leases, except for short-term and low-value leases as indicated in Note 3. See “Note 5. Right-of-use assets, long-term financial assets and lease liabilities” for the contractual undiscounted cash flows for lease obligations.

	As of
	December 31,
In CHF thousands	2022	2021
Within 1 year	23,336	19,785
Between 1 and 3 years	18,516	3,620
Between 3 and 5 years	9,229	243
More than 5 years	1,407	51
Total	52,488	23,699

20.Earnings per share

	For the Year Ended
	December 31,
In CHF thousands except for share and per share data	2022	2021	2020
Loss per share (EPS)
Numerator
Net loss attributable to equity holders of the Company	(70,753)	(72,996)	(61,921)
Denominator
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	83,554,412	74,951,833	71,900,212
Basic and diluted loss per share for the period attributable to equity holders	(0.85)	(0.97)	(0.86)

In periods for which we have a loss, basic net loss per share is the same as diluted net loss per share. We have excluded from our calculation of diluted loss per share all potentially dilutive in-the-money (i) share options, (ii) non-vested restricted share awards and (iii) shares that were issued upon conversion of two different convertible notes as their inclusion would have been anti-dilutive. The weighted-average number of potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	As of
	December 31,
	2022	2021	2020
Share options issued and outstanding (in-the-money)	135,827	1,140,388	412,191
Restricted share awards subject to future vesting	117,292	6,264	28,418
Convertible shares	—	41,461	—
Total potentially dilutive securities	253,119	1,188,113	440,609

21.Financial instruments and risk management

The Company’s activities expose it to the following financial risks: market risk (foreign exchange and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The following table shows the carrying amounts of financial assets and financial liabilities:

	As of
	December 31,
In CHF thousands	2022	2021
Financial assets
Right-of-use assets	2,808	2,914
Long-term financial assets	361	363
Other current receivables	392	428
Short-term financial assets	91,000	116,000
Cash and cash equivalents	31,586	82,216
Total financial assets	126,147	201,921

	As of
	December 31,
In CHF thousands	2022	2021
Financial liabilities
Long-term lease liabilities	2,253	2,340
Trade and other payables	929	2,003
Accrued expenses	9,417	16,736
Short-term lease liabilities	548	570
Total financial liabilities	13,147	21,649

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has a policy of matching its cash holdings to the currency structure of its expenses, which means that the Company holds predominately CHF, with lesser balances of EUR and USD (see “Note 8. Cash and cash equivalents and short-term financial assets”). The Company recognized a gain of CHF 0.5 million and losses of CHF 0.1 million and CHF 0.7 million for the years ended December 31, 2022, 2021 and 2020, respectively, within “Finance result, net.”

As of December 31, 2022, if the CHF had strengthened/weakened by 10% against the EUR and the USD with all other variables held constant, the net loss for the period would have been lower/higher by CHF 0.7 million (2021: CHF 1.7 million), mainly as a result of foreign exchange gains/losses on predominantly EUR/USD denominated cash and cash equivalents and short-term financial assets.

Interest rates

The Company’s CHF cash holdings (inclusive of those held in short-term financial assets) were subject to negative interest rates at certain counterparty thresholds through the first three quarters of 2022. However, with the increase in interest rates, no current CHF cash holdings (inclusive of those held in short-term financial assets) are subject to negative interest rates with our counterparties. As of December 31, 2022 if the interest rates charged by the counterparties had increased/decreased by 10%, the net income for the period would have been higher/lower by less than CHF 0.2 million. Interest income and interest expense are recorded within finance results, net in our consolidated statements of income/(loss).

Credit risk

The Company maintains a formal treasury risk and investment management policy to limit counterparty credit risk. As of December 31, 2022, the Company’s cash and cash equivalents and short-term financial assets are held with five financial institutions, each with a high credit rating ranging from A+ to BBB assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Other receivables are fully performing, not past due and not impaired (see “Note 8. Cash and cash equivalents and short-term financial assets” and “Note 10. Other current receivables”).

Liquidity risk

Inherent in the Company’s business are various risks and uncertainties, including the high uncertainty that new therapeutic concepts will succeed. AC Immune’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) acquire and keep key personnel employed and (iv) acquire additional capital to support its operations.

The Company’s approach of managing liquidity is to ensure sufficient cash to meet its liabilities when due. Therefore, management closely monitors the cash position on rolling forecasts based on expected cash flow to enable the Company to finance its operations for at least 18 months. The Company has CHF 0.9 million in trade and other payables, and CHF 9.4 million in accrued expenses which are due within 12 months from the reporting date. Finally, as it relates to the Company’s lease liabilities please see “Note 5. Right-of-use assets, long-term financial assets and lease liabilities” for detail of when corresponding lease liabilities are due.

22.Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to preserve the capital on the required statutory level in order to succeed in developing a cure against (i) AD, (ii) focused non-Alzheimer’s neurodegenerative diseases including NeuroOrphan indications and (iii) diagnostics.

23.Subsequent events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these consolidated financial statements, for appropriate accounting and disclosures. The Company has determined that there were no other such events that warrant disclosure or recognition in these consolidated financial statements.