Form 20-F
period 2023-12-31
AC Immune SA
filed 2024-03-14
CIK 1651625

,

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

For the transition period from ____________ to ____________

Commission file number: 001-37891

AC IMMUNE SA

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Switzerland

(Jurisdiction of incorporation)

EPFL INNOVATION PARK

Building B

1015 Lausanne

Switzerland

(Address of principal executive offices)

Andrea Pfeifer

Tel: +41 21 345 91 21

EPFL INNOVATION PARK

Building B

1015 Lausanne

Switzerland

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Derek J. Dostal Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, nominal value CHF 0.02 per share	ACIU	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report.

Common shares: 99,197,829

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

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

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

Financial statements

Our consolidated financial statements are presented in Swiss Francs and in accordance with International Financial Reporting Standards (IFRS) Accounting Standards, as issued by the International Accounting Standards Board (IASB). None of the consolidated financial statements was prepared in accordance with generally accepted accounting principles in the United States (U.S.). The terms “dollar” and “USD” refer to U.S. dollars, and the terms “Swiss Franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions, and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key information—D. Risk factors” in this Annual Report. These risks and uncertainties include multiple factors:

●	the success of our and our collaboration partners’ clinical studies, and our and their ability to obtain and maintain regulatory approval and to commercialize our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056), monoclonal antibodies (semorinemab and crenezumab) and diagnostics (Tau-PET tracer PI-2620 and a-syn-PET tracer ACI-12589) and to a lesser extent our preclinical candidates;
●	the preclinical and clinical safety, efficacy and utility of our product candidates;
●	the ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;
●	our plans to research, develop and commercialize our product candidates;
●	the identification of serious adverse, undesirable or unacceptable side effects related to our product candidates;

●	our ability to maintain our current strategic relationships with our collaboration partners;
●	our ability to protect and maintain our, and not infringe on third parties’, intellectual property rights throughout the world;
●	our ability to raise capital when needed in order to continue our product development programs or commercialization efforts;
●	our ability to attract and retain qualified employees and key personnel;
●	the acceptance by the Food and Drug Administration (FDA) and applicable foreign regulatory authorities of data from studies that we and our collaboration partners conduct within and outside the U.S. now and in the future;
●	our foreign private issuer (FPI) status, the loss of which would require us to comply with the Exchange Act’s domestic reporting regime, and cause us to incur significant legal, accounting and other expenses;
●	our incorporation in Switzerland, the laws of which govern our corporate affairs and may differ from those applicable to companies incorporated in the U.S.; and
●	the other risk factors discussed under “Item 3. Key information—D. Risk factors.”

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

The below provides a summary of our principal risk factors:

Risks related to our business:

●	We depend heavily on the success of our clinical and, to a lesser extent, preclinical products:

a.	Our ability to generate product revenues, which we do not expect to occur for several years, will depend on clinical and regulatory success which have low probabilities of success in the central nervous system (CNS) space in which we operate.
●	Results of early preclinical and clinical studies may not be predictive of future results:
a.	Products that show positive or timely preclinical or early clinical results may not show sufficient safety or efficacy in later-stage clinical studies and therefore may fail to obtain regulatory approvals.
●	Our products may not gain market acceptance or may be preempted by competitors:
a.	Even if our products obtain regulatory approval, they may not be accepted by healthcare providers, patients or the medical community.
b.	Our success is dependent on the ability to discover, develop and obtain marketing approval for our products. We face and will continue to face intense competition from a variety of businesses, including large fully integrated biopharmaceutical and pharmaceutical companies and others that may have greater financial, technical and human resources.
c.	A competitor may enter with a generic of an approved innovator product.
●	We may not be successful in using and expanding our Morphomer and SupraAntigen proprietary technology platforms.
●	We operate in highly competitive and rapidly changing industries, which may result in others discovering, developing or commercializing competing products before or more successfully than we do.
●	Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel including members of our Executive Committee.
●	A breakdown or breach of our information technology systems and cybersecurity efforts, or those of our key business partners, contract research organizations (CROs) or service providers, could subject us to liability or reputational damage or interrupt the operation of our business.

Risks related to our relationships with third parties:

●	If we fail to maintain, or realize the benefits from, our current strategic relationships with our current and potential future license and collaboration partners our financial condition may be materially adversely affected.
●	We may seek to form additional strategic alliances in the future with respect to our product candidates, and if we do not realize the benefits of such alliances, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.
●	Our collaboration agreements may make us an attractive acquisition target under certain circumstances.

Risks related to intellectual property:

●	We or our licensing or collaboration partners may not have sufficient patent terms to protect our products and business effectively, which may adversely affect our product sales and technology development.
●	If we fail to comply with the obligations to obtain and maintain patent protection such as compliance with intellectual property agreements, including those under which we license intellectual property and other rights to or from third parties, or otherwise experience disruptions to our business relationships with our licensees, our licensors and collaboration partners, we could lose intellectual property rights that are important to our business.
●	We may be subject to claims challenging the inventorship of our patents and other intellectual property.

Risks related to our financial condition and capital requirements:

●	We are a clinical stage biopharmaceutical company with a history of losses. We anticipate incurring losses for the foreseeable future. As such, if we fail to obtain additional funding via product revenues, license and collaboration agreements, equity offerings or other forms of financing, we may need to delay, reduce or eliminate certain of our product development programs.
●	If we fail to obtain additional funding, we may delay, reduce or eliminate our product development programs or commercialization efforts.

Risks related to the regulatory environment:

●	We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.
●	Even if we obtain regulatory approvals in one jurisdiction, we may not be able to obtain approval in other jurisdictions. Additionally, we will be subject to ongoing obligations and review which may result in significant additional expenses.
●	We have conducted and may in the future conduct clinical studies for our product candidates outside the U.S., and the FDA and applicable foreign regulatory authorities may not accept data from such studies.
●	Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

Risks related to our common shares:

●	We have limited free float in our common shares which may have a negative impact on the liquidity and market price of our common shares.
●	Certain of our existing shareholders exercise significant control over us, and your or other shareholders’ interests may conflict with the interests of such shareholders.
●	We are a Swiss corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.
●	We are an FPI and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
●	As an FPI, and as permitted by the listing requirements of Nasdaq, we rely on certain home country governance practices rather than the corporate governance requirements of Nasdaq. Should we lose our FPI status, we would be required to comply with the Exchange Act’s domestic reporting regime, which would cause us to incur significant legal, accounting and other expenses.
●	We were likely a passive foreign investment company (a “PFIC”) for our 2019, 2020, and 2022 taxable years. Although we believe we were likely not a PFIC for 2023, there can be no assurance that the Internal Revenue Service will agree. We cannot express any expectation regarding our PFIC status for 2024 or future taxable years. If we are a PFIC for any taxable year during which a U.S. investor owns our common shares, the investor generally will be subject to adverse U.S. federal income tax consequences.

Risks related to our business

We depend heavily on the success of our clinical and, to a lesser extent, preclinical products. Our clinical product candidates include our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056), monoclonal antibodies (semorinemab and crenezumab) and diagnostics (Tau-PET tracer PI-2620 and a-syn-PET tracer ACI-12589). If our clinical studies are unsuccessful, if we or our collaboration partners do not obtain regulatory approval or if we or our collaboration partners are unable to commercialize our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056), monoclonal antibodies (semorinemab and crenezumab) and diagnostics (Tau-PET tracer PI-2620 and a-syn-PET tracer ACI-12589), or if we experience significant delays in doing so, our business, financial condition and results of operations will be materially adversely affected.

We currently have no products approved for sale and have invested a significant portion of our efforts and financial resources in the development of our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056), monoclonal antibodies (semorinemab and crenezumab) and diagnostics (Tau-PET tracer PI-2620 and a-syn-PET tracer ACI-12589), all of which are in clinical development as well as other preclinical candidates such as our small molecule programs including therapeutics (Morphomer Tau), our TDP-43 antibody, Morphomer a-syn and inflammasome therapeutics (NLRP3 small molecule and ASC antibody). Our ability to generate product revenues, which we do not expect will occur for at least the next several years, if ever, will depend heavily on successful clinical development, obtaining regulatory approval and eventual commercialization of these product candidates. In this regard, we rely heavily on our collaboration partners for clinical development of certain of our product candidates, and they may choose to discontinue the clinical development process in certain cases. In addition, we currently generate no revenues from sales of any drugs or diagnostics, and we may never be able to develop or commercialize a marketable drug or diagnostic. The success of our current and future product candidates will depend on several factors, including, but not limited to, the following:

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

We continuously evaluate the acquisition or disposition of operating businesses and assets and may in the future undertake one or more significant transactions, such as our purchase in 2021 of Affiris AG’s (Affiris) program portfolio of therapeutics targeting a-syn, notably our ACI-7104.056, a clinically-validated active immunotherapy candidate for the treatment of Parkinson’s disease (PD). Any such transaction could be material to our business and could take any number of forms, including mergers, joint ventures and the purchase of equity interests, amongst others. The consideration for such acquisitive transactions may include, among other things, cash, common shares or equity interests in us or our subsidiary, or a contribution of equipment to obtain equity interests, and in conjunction with a transaction we might incur additional indebtedness. We also routinely evaluate the benefits of disposing of certain of our assets.

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

Accordingly, if our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056), monoclonal antibodies (semorinemab and crenezumab) and diagnostics (Tau-PET tracer PI-2620 and a-syn-PET tracer ACI-12589) are approved, competitors could file ANDAs for generic versions of our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056), monoclonal antibodies (semorinemab and crenezumab) and diagnostics (Tau-PET tracer PI-2620 and a-syn-PET tracer ACI-12589) or 505(b)(2) NDAs that reference our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056), monoclonal antibodies (semorinemab and crenezumab) and diagnostics (Tau-PET tracer PI-2620 and a-syn-PET tracer ACI-12589), respectively. If there are patents listed in the Orange Book for our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056), monoclonal antibodies (semorinemab and crenezumab) and diagnostics (Tau-PET tracer PI-2620 and a-syn-PET tracer ACI-12589), respectively, those ANDAs and 505(b)(2) NDAs would be required to include a certification for each listed patent, indicating whether the ANDA applicant does or does not intend to challenge the patent. We cannot predict whether any patents issuing from our pending patent applications will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether we would sue on any such patents or the outcome of any such suit.

We may not be successful in securing or maintaining patent protection for products and technologies we develop or license. Moreover, if any patents that are granted and listed in the Orange Book are successfully challenged by way of a Paragraph IV certification and subsequent litigation, the affected product could immediately face generic competition and its sales would likely decline rapidly and materially. Should sales decline, we may have to write off a portion or all of the intangible assets associated with the affected product, and our results of operations and cash flows could be materially and adversely affected.

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

Successful and timely completion of clinical studies will require that we enroll a sufficient number of patient candidates. Studies may be subject to delays as a result of patient enrollment taking longer than anticipated or by patient withdrawal. Patient enrollment depends on many factors, including the size and nature of the patient population, the eligibility criteria for the study, the proximity of patients to clinical sites, the design of the clinical protocol, the existence of competing clinical studies, the availability of new drugs approved for the indication the clinical study is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. In addition, with the passage of the Food and Drug Omnibus Reform Act of 2022 (FDORA), Congress required sponsors to develop and submit a diversity action plan for each Phase 3 clinical trial or any other pivotal study of a new drug. These plans are meant to encourage the enrollment of more diverse patient populations in late-stage clinical trials of FDA-regulated products. Specifically, action plans must include the sponsor’s goals for enrollment, the underlying rationale for those goals, and an explanation of how the sponsor intends to meet them. In addition to these requirements, the legislation directs the FDA to issue new guidance on diversity action plans.

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

We believe that our key competitor product candidates are (i) AADvac1 (Axon Neuroscience) for ACI-35.030; (ii) UB-311 (Vaxxinity) and ABvac-40 (Araclon Biotech) for ACI-24.060; (iii) UB-312 (Vaxxinity) for ACI-7104.056; (iv) bepranemab (UCB/Roche), E-2814 (Eisai) and JNJ63733657 (Janssen) for semorinemab; (v) Leqembi (BioArctic/Eisai), donanemab (Eli Lilly and Company) and their subcutaneous formulations, trontinemab (Roche) and ACU193 (Acumen Pharmaceuticals) for crenezumab; (vi) HMTM (TauRx Pharmaceuticals) for Morphomer Tau; (vii) Tauvid (Eli Lilly and Company), florzolotau (Aprinoia Therapeutics), MK-6240 (Cerveau/Merck) and GTP1 (Genentech) for PI-2620; and (viii) UCB-2897 (UCB) for ACI-12589, as described under “Item 4. Information on the Company—B. Business overview—Competition.”

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

Our business is subject to risks associated with conducting business internationally. We and a number of our suppliers and collaborative and clinical study relationships are located outside the U.S. Accordingly, our future results could be harmed by a variety of factors, including:

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

In addition, Hamas’ attacks against Israelis in Gaza and Israel’s military responses have spawned or may spawn regional military confrontations between Israel and neighboring Arab countries and their respective allies around the world that may cause political and economic disruptions. Moreover, since the end of 2021, tensions between the United States and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, NATO has deployed additional military forces to Eastern Europe, including to Lithuania, and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and adversely affect our ability to commercialize our products (subject to regulatory approval) in this region. Currently, none of our clinical development or business activities are conducted directly or otherwise in Russia or Ukraine.

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

A public health crisis, such as the Covid-19 pandemic may impact our business, including preclinical and clinical trials and regulatory approvals.

In response to a public health crisis, governments, public institutions, and other organizations in countries and localities may take certain preventative or protective measures to combat the transmission of the virus, including the implementation of travel restrictions or bans, closures of non-essential businesses, limitations of public gatherings, other social distancing and shelter-in-place measures, and delays or cancellations of elective surgeries. A public health crisis could pose the risk that the Company, our employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time due to shutdowns that may be requested or mandated by state and federal governmental authorities.

Our business and planned clinical trials could be materially impacted by disruptions such as:

●	delays or difficulties in conducting preclinical research and clinical trials;
●	interruption in global manufacturing and shipping that may affect the manufacturing and/or transport of clinical trial materials and other materials, including testing equipment and personal protective equipment, used at our or our CROs’ and contract manufacturing organizations’ (CMOs’) facilities;
●	changes in local regulations as part of a response to the public health crisis which may require us to change the way in which clinical trials are conducted and may result in unexpected costs; and
●	impact our ability to secure additional financing.

In addition, a public health crisis could disrupt our operations due to absenteeism by infected or ill members of Executive Management or other employees, or absenteeism by members of Executive Management and other employees who elect not to come to work due to the illness affecting others in our office or laboratory facilities, or due to quarantines. Such a public health crisis could also impact members of our Board and its ability to hold meetings.

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

Climate change, and laws, regulations and policies regarding climate change, could also pose additional legal or regulatory requirements related to greenhouse gas emissions reporting, carbon pricing, and mandatory reduction targets. These more stringent requirements could increase our costs of sourcing, production, and transportation, as well as have negative reputational impacts if we fail to meet such requirements. Failure to respond to risks regarding climate change may have a material adverse effect on our business, financial condition, results of operations and reputation.

We have no history of commercializing biologics or pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

We began our operations in 2003. Our operations to date have been limited to financing and staffing our company, developing our technology and developing our product candidates as well as clinical trials. We have not yet demonstrated an ability to successfully complete a large-scale, pivotal clinical study, obtain marketing approval, manufacture a commercial-scale product, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing biologics or pharmaceutical products.

Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.

Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have substantial experience with or been instrumental for us and our projects. Members of our key management include Dr. Andrea Pfeifer, our Chief Executive Officer; Dr. Madiha Derouazi, our Chief Scientific Officer; Dr. Nuno Mendonça, our Chief Medical Officer; Piergiorgio Donati, our Chief Technical Operations Officer; Christopher Roberts, our Chief Financial Officer; Howard Donovan, our Chief Human Resources Officer; Jean-Fabien Monin, our Chief Administrative Officer; Dr. Julien Rongère, our Senior Vice President (SVP) for Regulatory Affairs and Quality Assurance; Dr. Olivier Sol, our Vice President (VP) Head of Clinical Development; Dr. Bojana Portmann, our VP for Intellectual Property and Business Development (VP IP and BD); Alexandre Caratsch, our General Counsel; and Mark Danton, our SVP Information Systems and Artificial Intelligence.

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

Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the U.S., or a patient population greater than 200,000 in the U.S. where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the U.S. In the European Union (EU), the EMA’s Committee for Orphan Medicinal Products grants orphan-drug designation to promote the development of products that meet the following criteria: a) they are intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition affecting not more than 5 in 10,000 persons in the EU or for products that are intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the EU would be sufficient to justify the necessary investment in developing the drug or biological product; and b) there is no satisfactory method of diagnosis, prevention, or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.

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

We are increasingly dependent upon technology systems and data. Our computer systems continue to increase in multitude and complexity due to the growth in our business, making them potentially vulnerable to breakdown, malicious intrusion and random attack. Despite the implementation of security measures, our internal computer systems and those of our key business partners, CROs and service providers may be vulnerable to damage from computer viruses, unauthorized access or other similar cyber-attacks or incidents. Events such as these have significantly increased in recent years, in part because of the proliferation of new technologies (including artificial intelligence), and if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations.

Data privacy or security breaches, cyber-attacks and other cybersecurity incidents, including those by individuals authorized to access our technology systems or others, may pose a risk that sensitive data, including intellectual property, trade secrets or personal information belonging to us, our patients, study subjects or other business partners, may be exposed to unauthorized persons or to the public. Cyber-attacks are increasing in their frequency, sophistication and intensity, and are becoming increasingly difficult to detect. They are often carried out by motivated, well-resourced, skilled and persistent actors, including nation states, state-sponsored actors, organized crime groups, “hacktivists”, employees or contractors acting with malicious intent and other external actors, and such actors may see their effectiveness enhanced by the use of artificial intelligence. Cyber-attacks could include the deployment of harmful malware and key loggers, ransomware, a denial-of-service attack, a malicious website, phishing attacks, computer viruses, social engineering and other means to affect the confidentiality, integrity and availability of our technology systems and data. Our systems and networks are also vulnerable to damage or interruption from, among other things, software bugs, server malfunctions, software or hardware failure, telecommunications failures, insider theft, fire, terrorist attacks, natural disasters, power loss, war, misuse, mistake, fraud, misconduct or other events that may harm our systems and networks. Our key business partners, CROs and service providers face similar risks, and any security breach or other failure of their systems could adversely affect our security posture. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on our third-party research institution collaborators for research and development of our product candidates and on other third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. Our ability to evaluate and monitor our CROs’, contractors’ and consultants’ data security practices are limited, and due to applicable laws and regulations or contractual obligations, we may be held responsible for any security breaches or cybersecurity attack attributed to them as they relate to the information we share with them. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary information or personal data of our employees, partners or study subjects, we could incur liability including notification obligations (including to the impacted individuals and applicable regulators or supervisory authorities), and the further development and commercialization of our product candidates could be delayed.

Although we continue to build and improve our systems and infrastructure, and to implement technical, organizational and legal security measures, and believe we have taken appropriate security measures to reduce these risks to our data and information technology systems, there can be no assurance that our efforts will prevent, detect or appropriately respond to breakdowns or breaches in our systems that could adversely affect our business and operations and/or result in the loss of critical or sensitive information, including personal information, which could result in financial, legal, business or reputational harm to us. We continue to invest in industry standard IS/IT solutions and managed services that often include the relevant, layered protection and monitoring practices surrounding our data and IT systems and related infrastructure. These investments reduce further these risks in that they enable organizations such as ours to leverage the resources necessary to monitor IT systems and infrastructure for any current or potential threats. We also regularly perform risk and impact assessments, the results of which generally lead to the implementation of certain measures designed to increase our level of data protection. These investments are costly, and as cyber threats continue to evolve, we may be required to expend significant, additional resources to continue to modify and/or enhance our protective, detective and responsive measures required to remediate any identified information security vulnerabilities. In addition, our liability insurance may not be sufficient in type or amount to cover us against claims related to security breaches, cyber-attacks and other related breaches, and we cannot be sure that our existing coverage will continue to be available on acceptable terms or at all, or that our insurers will not deny coverage as to any future claim. We may be required to expend significant capital and other resources to protect against and respond to any attempted or existing cybersecurity incidents. In addition, our remediation efforts may not be successful.

In addition, certain global geo-political events can increase our cybersecurity risk. For example, due to the recent Russia-Ukraine conflict, there have been publicized threats to increase cyber-attack activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine. There may also be increased risks of cyber-attacks as a result of the unfolding events in Israel and the Gaza Strip. Any such increase in such attacks on us or our key business partners, CROs or service providers could adversely affect our systems or other operations.

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

Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the EU General Data Protection Regulation (GDPR), which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data. EU Member States are tasked under the GDPR to enact, and to have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU Member States and Switzerland (via its Federal Data Protection Act) governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates (and the obligations of sponsors of clinical trials acting as data controllers), the transfer of personal data out of the European Economic Area (EEA), the notification of security breaches and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or EUR 20 million, whichever is greater. The GDPR also applies to our key business partners, CROs and service providers, whether or not they are located in Europe, with which we share personal data subject to the GDPR. Additionally, following Brexit, we also are subject to the UK General Data Protection Regulation (UK GDPR) (i.e. a version of the GDPR as implemented into UK law), exposing us to two parallel regimes with potentially divergent interpretations and enforcement actions for certain violations. While the European Commission issued an adequacy decision intended to remain in effect until June 2025 in respect of the UK’s data protection framework, enabling data transfers from EU Member States to the UK to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories, the relationship between the UK and the EU in relation to certain aspects of data privacy and security law remains unclear. For example, such decision may be revoked in the future by the European Commission if the UK data protection regime is reformed in ways that deviate substantially from the GDPR. Although we do not have material operations in the UK, we cannot rule out potential disruptions in relation to the clinical regulatory framework applicable to our clinical studies in the UK, and to data privacy and security rules with respect to personal data sharing with vendors and clinical investigators in the UK, and we cannot predict future implications. Similarly, while on July 10, 2023 the European Commission adopted an adequacy decision concluding that the U.S. ensures an adequate level of protection for personal data transferred from the EEA to the U.S. under the EU-U.S. Data Privacy Framework (followed on October 12, 2023 with the adoption of an adequacy decision in the UK for the UK-U.S. Data Bridge), such decision does not foreclose, and is likely to face, future legal challenges and ongoing legal uncertainty. In addition, additional costs may need to be incurred in order to implement necessary safeguards to comply with the GDPR and the UK GDPR and potential new rules and restrictions on the flow of data across borders could increase the cost and complexity of conducting business in some markets. If our policies and practices or those of our key business partners, CROs or service providers are, or are perceived to be, insufficient, or if our users have concerns regarding our transfers of data, we could be subject to enforcement actions or investigations by individual EU or UK data protection authorities or lawsuits by private parties. While we have taken steps to mitigate the impact of such complexities and uncertainties on us by implementing supplementary measures in accordance with the applicable regulations, the efficacy and longevity of these mechanisms remains uncertain due to the fast-moving regulatory environment.

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

Our operations, and those of our third-party research institution collaborators, CROs, CMOs, suppliers, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, and other natural or man-made disasters or business interruptions, for which we are partly uninsured. In addition, we rely on our third-party research institution collaborators for conducting research and development of our product candidates, and they may be affected by government shutdowns or withdrawn funding. In addition, Hamas’ attacks against Israelis in Gaza and Israel’s military responses have spawned or may spawn regional military confrontations between Israel and neighboring Arab countries and their respective allies around the world that may cause political and economic disruptions. Moreover, since the end of 2021, tensions between the United States and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, North Atlantic Treaty Organization, or NATO has deployed additional military forces to Eastern Europe, including to Lithuania, and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and adversely affect our ability to commercialize our products (subject to regulatory approval) in this region. Currently, none of our clinical development or business activities are conducted directly or otherwise in Russia or Ukraine. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or by other business interruption.

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

Inadequate funding for the FDA, the SEC, and other government agencies, including from government shutdowns, or other disruptions to these agencies' operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel and the acceptance of user fees payments, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. If a prolonged government shutdown occurs, if the FDA is required to furlough review staff or necessary employees, or if the agency operations are otherwise impacted, it could significantly affect the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Risks related to our relationships with third parties

If we fail to maintain our current strategic relationships with Eli Lilly and Company (Lilly), Janssen Pharmaceuticals Inc. (Janssen) part of the Janssen Pharmaceutical Companies of Johnson & Johnson, Life Molecular Imaging SA (LMI) and other of our current or future strategic partners, our business, commercialization prospects and financial condition may be materially adversely affected.

In December 2018, we signed a license agreement with Lilly to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases (NDD). This collaboration commenced in Q1 2019. We are in a partnership with Janssen to develop and commercialize therapeutic anti-Tau active immunotherapies for the treatment of AD and potentially other Tauopathies. We also have a diagnostic partnership with LMI for compounds, which bind pathological Tau for use as a PET tracer. Our collaboration partners each have the right to terminate their agreements with us for any reason upon providing us with a certain notice period. If Lilly, Janssen, LMI or other of our current or future strategic partners terminates its agreement with us at any time, it could delay or prevent development of our product candidates and materially harm our business, financial condition, commercialization prospects and results of operations.

Good relationships with Lilly, Janssen, LMI and other of our current or future strategic partners are important for our business prospects. If our relationships with Lilly, Janssen, LMI or other of our current or future strategic partners were to deteriorate substantially or if Lilly, Janssen, LMI or other of our current or future strategic partners were to challenge our use of their intellectual property or our calculations of the payments we are owed under our agreements, our business, financial condition, commercialization prospects and results of operations could be materially adversely affected.

Lastly, our collaboration agreements with Lilly, Janssen and LMI provide each partner with control over, and responsibility for, the clinical development process, including obtaining regulatory and marketing approvals, manufacturing costs and sales and marketing costs. Future collaboration agreements may also relinquish development control to our partners. Our current or future collaboration partners may and do separately pursue competing products, therapeutic approaches or technologies to develop treatments for the diseases targeted by us or our collaborative efforts. Even if our partners continue their contributions to the collaborative agreements to which we are a party, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Our partners may also fail to fulfill their obligations under the collaboration agreements or may be slow in performing their obligations. Any of these circumstances could result in a material adverse impact on our business, financial condition, commercialization prospects or results of operations.

We may seek to form additional strategic alliances in the future with respect to our product candidates, and if we do not realize the benefits of such alliances, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

Our product development programs and the potential commercialization of our product candidates will require substantial additional liquidity to fund expenses and may require expertise, such as sales and marketing expertise, which we do not currently possess. Therefore, in addition to our relationships with Lilly, Janssen and LMI, we may decide to enter into strategic alliances or to create joint ventures or collaborations with pharmaceutical or biopharmaceutical companies for the further development and potential commercialization of those and other of our product candidates.

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

Under certain circumstances, due to the structure of our collaboration arrangements with our strategic partners, our strategic partners may prefer to acquire us rather than pay the milestone payments or royalties under the collaboration arrangements, which may bring additional uncertainties to our business development and prospects. For example, under our collaboration arrangements with Lilly and Janssen, we may become entitled to substantial milestone payments and royalties. As a result, rather than paying the milestone payments or royalties, Lilly or Johnson & Johnson, or one of their affiliates may choose to acquire us.

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

Our defense of litigation, interference, derivation or other proceedings or other intellectual property-related proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and could substantially reduce the funds necessary to continue our clinical studies and research programs or force us to license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market. We may not be able to prevent, alone or with our licensing or collaboration partners, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the U.S.

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

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and product candidates. Our success depends in large part on our and our licensing or collaboration partners’ ability to obtain and maintain patent and other intellectual property protection in the U.S., the EU and other countries with respect to our proprietary technologies and product candidates. In particular, Lilly, Janssen or our other licensing or collaboration partners may be dependent on a license with a third party for the development and future commercialization of our product candidates. If such license is not granted or is terminated, Lilly, Janssen or other licensing or collaboration partners may be required to cease development and commercialization of our product candidates, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

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

In Europe, the Unified Patent Court (UPC) entered into force in June 2023. The UPC provides a new centralized forum for pan-European litigation in contracting EU Member States (17 out of 27 EU Member States). Litigation of European patents in European Patent Convention countries outside of the EU (e.g. Switzerland, UK, Turkey) and in non-contracting EU countries (e.g. Spain, Poland) continues to be on a country-by-country basis in front of national courts. During a transition period (initially seven-years), patent owners can elect to keep their European patents outside of the jurisdiction of the UPC (“opt-out”). Whilst European patents may be opted-out of the UPC during such transition period, after expiry of such transition period EU legislation provides that the UPC jurisdiction will apply, in respect of the UPC contracting states for all European patents. Accordingly, the emergence of the UPC and its implementation increase the uncertainties surrounding the enforcement or defense of issued patents and related costs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future in the U.S.

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

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining the physical security of our premises and the physical and electronic security of our information technology systems. Despite our efforts to protect our intellectual property, our competitors may discover our trade secrets through breach of our agreements by third parties, for which we may not have adequate remedies for any breach, or publication of information by any of our CROs, academic partners, funding organizations or our licensing or collaboration partners. Additionally, if the steps we take or that we impose on our CROs to maintain our trade secrets are deemed inadequate by law, we may have insufficient recourse against third parties for misappropriating such trade secrets. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business. Moreover, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent such competitor or other third party from using that technology or information to compete with us. A competitor’s or other third party’s discovery of our intellectual property would impair our competitive position and have a material adverse effect on our business.

Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the U.S. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the U.S. and abroad. If we are unable to prevent material disclosure of the intellectual property related to our technologies to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, financial condition and results of operations.

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

Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues. Disputes may arise regarding intellectual property subject to a licensing or co-ownership agreement, including:

●	the scope of rights granted under the agreement, any restrictions in licensed fields and other interpretation-related issues;
●	the extent to which our technology and processes infringe or otherwise violate the intellectual property of any third parties;
●	the sublicensing of patents and other intellectual property rights;
●	the diligence, development and commercialization obligations under the agreement and what activities satisfy those obligations;
●	the ownership of inventions and know-how resulting from the joint or mutual creation or use of intellectual property by our licensors or collaboration partners and us;
●	non-compete commitments; and
●	consequences for changes in control.

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

We or our licensors or licensees and collaborators may not be successful in obtaining or maintaining the necessary rights to our product candidates from third parties through acquisitions and in-licenses.

We or our licensors or licensees and collaborators may require the use of proprietary rights held by third parties in the future, and the growth of our business will likely depend in part on our ability to acquire, in-license, maintain or use these proprietary rights. In addition, our product candidates may require specific processes and/or formulations to work effectively and efficiently and the rights to these processes and/or formulations may be held by others. We or our licensors or licensees may be unable to acquire or in-license from third parties any compositions, methods of use, processes, or other third-party intellectual property rights that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We or our licensors or licensees also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment.

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

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the U.S. may be less extensive than those in the U.S. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws in the U.S. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the U.S., or from selling or importing products made using our inventions in and into the U.S. or other jurisdictions. In the ordinary course of prosecution and maintenance activities, we determine whether to seek patent protection outside the U.S. and in which countries. This also applies to patents we have acquired or in-licensed from third parties. In some cases, we, or our predecessors in interest or licensors of patents within our portfolio, have sought patent protection in a limited number of countries for patents covering our product candidates. Competitors may use our technologies and products in jurisdictions where we have not obtained or are unable to adequately enforce patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the U.S. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing, which would have a material adverse effect on our business and financial positions.

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

We are a clinical-stage biopharmaceutical company. Since 2003, although we have received upfront and milestone payments from our collaboration partners and certain other contract revenue, we have also incurred significant operating losses. We incurred net losses (defined as net loss attributable to owners of the Company) of CHF 54.2 million for the year ended December 31, 2023. In addition, we had accumulated losses of CHF 316.2 million as of December 31, 2023.

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

Although we have generated contract revenue from upfront and milestone payments related to our license and collaboration agreements, we have no products approved for commercialization and have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability depends on our and our licensors’ and collaboration partners’ ability to successfully complete the development of, and obtain the marketing approvals necessary, to commercialize one or more of our product candidates. We do not anticipate generating revenue from product sales unless and until we or our collaboration partners obtain regulatory approval for, and commercialize, our product candidates. Our ability to generate future revenue from product sales depends heavily on our and our collaboration partners’ success in many areas, including but not limited to:

●	successfully completing research and clinical development of our product candidates, by us or our collaboration partners, as the case may be;
●	obtaining marketing approvals for our clinical product candidates, including our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056), monoclonal antibodies (semorinemab and crenezumab) and diagnostics (Tau-PET tracer PI-2620 and a-syn-PET tracer ACI-12589), for which we or our collaboration partners complete clinical studies;
●	developing a sustainable and scalable manufacturing process for any approved product candidates, and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate (in amount, quality and time) products to support clinical development and the market demand for our product candidates, if approved;
●	launching and commercializing product candidates for which we obtain marketing approval, either directly or with a collaborator or distributor;
●	obtaining market acceptance of our product candidates as viable treatment or diagnostic options;
●	addressing any competing technological and market developments;
●	identifying, assessing, acquiring and/or developing new product candidates;
●	negotiating favorable terms in any collaboration, licensing, or other similar arrangements into which we may enter;
●	maintaining, protecting, acquiring and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and
●	attracting, hiring and retaining qualified personnel.

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

We are currently advancing our clinical product candidates through clinical development, either together with a collaboration partner (ACI-35.030 and PI-2620) or independently (ACI-24.060, ACI-7104.056, ACI-12589 semorinemab and crenezumab). We expect our research and development expenses to continue to increase in connection with our ongoing activities, particularly as we and/or our collaboration partners continue our ongoing studies and initiate new studies of ACI-35.030, ACI-24.060, ACI-7104.056, Morphomer Tau, PI-2620 and ACI-12589 and initiate preclinical and clinical development of our other product candidates.

As of December 31, 2023, we had cash and cash equivalents of CHF 78.5 million and short-term financial assets of CHF 24.6 million resulting in a total liquidity position of CHF 103.1 million. On February 1, 2024, the Company received the milestone payment of CHF 14.8 million due from Janssen for the commencement of first Phase 2b clinical study. We currently believe that our existing capital resources, assuming potential milestone payment of CHF 24.6 million related to achieving a non-disclosed enrollment target for our ACI-35.030 and no other milestones, will be sufficient to meet our projected operating requirements into Q1 2026. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we currently expect. In addition, changing circumstances, including inflation, may cause us to adjust our projected spending to amounts more than currently expected. We may also need to raise additional funds sooner than we anticipate due to various factors such as the scope and rate of progress of our development activities, regulatory approval outcomes and emergence of competing technologies, among others.

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

Until such time, if ever, as we can generate substantial product royalty revenue, we expect to finance our liquidity needs through a combination of equity offerings, debt financings, grants, and license and development agreements in connection with collaborations. In September 2020, the Company established an “at the market offering” (ATM) for the sale of up to USD 80.0 (CHF 68.1) million worth of our common shares from time to time by entering into an Open Market Sale Agreement (Sales Agreement) with Jefferies LLC (Jefferies). In Q2 2021, we filed a new registration statement on Form F-3 and entered into a new Sales Agreement to replace and extend the ATM program. We do not have any material committed external source of funds. In the event we need to seek additional funds, we may raise additional capital through the sale of equity, convertible debt or other securities. In such an event, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or proposing dividends to our shareholders.

If we raise additional funds through collaborations, strategic alliances, or marketing, distribution or licensing arrangements with third parties, we may have to grant or otherwise relinquish valuable rights to our intellectual property or future revenue streams.

Our ability to use tax loss carry-forwards in Switzerland may be limited.

As of December 31, 2023, we reported tax loss carry-forwards from financial years 2017 until 2023 for purposes of Swiss corporate income tax in the aggregate amount of CHF 313.0 million, which could be available to offset future taxable income. If not used, these tax losses will expire 7 years after the year in which they were incurred. Due to our limited income, there is a high risk that the tax loss carry-forwards will expire partly or entirely and we will not be able to use them to offset future taxable income thereafter for Swiss corporate income tax purposes.

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

Our consolidated balance sheet contains a material IPR&D asset. For an IPR&D asset, the risk of failure is significant, and there can be no certainty that the asset will become a successful candidate. Our ability to realize value on this significant investment is often contingent upon, among other things, regulatory approvals and market acceptance. As such, this IPR&D may become impaired and/or be written off at some time in the future if the associated R&D effort is abandoned or is curtailed. For a complete discussion of our IPR&D asset, see “Note 7. Intangible assets”.

Risks related to the regulatory environment

We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

Our future success is dependent on our and our collaboration partners’ ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more product candidates. We currently have five product candidates that are in a Phase 2 clinical study and one in a Phase 3 clinical study. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates.

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

In response to scrutiny of the accelerated approval pathway, Section 3210 of the FDORA (incorporated in the 2023 Appropriations Act) revised this pathway to, among other things: require the FDA to specify the conditions for required post‐marketing trials; permit the FDA to require such trials to be underway prior to approval, or within a specific period after approval; require sponsors to provide reports on postmarketing trial progress no later than 180 days after approval and every 180 days thereafter until such trials are completed; make the failure to conduct required post‐marketing trials with due diligence and the failure to submit the required reports prohibited acts; and detail procedures the FDA must follow to withdraw an accelerated approval on an expedited basis. This legislation did not, however, change the standard for accelerated approval. Even prior to this legislation, the FDA had held Oncologic Drugs Advisory Committee meetings to discuss accelerated approvals for which confirmatory trials have not verified clinical benefit, resulting in voluntary withdrawals of certain products and indications approved on an accelerated basis. While it is not clear at this time how these legislative and regulatory initiatives will affect our ability to pursue accelerated approval for any of our product candidates, these developments may have a material adverse impact on our business, financial condition, and results of operations.

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

Further, with the passage of FDORA, Congress clarified the FDA’s authority to conduct inspections by expressly permitting inspection of facilities involved in the preparation, conduct or analysis of clinical and nonclinical studies submitted to FDA, as well as of other persons holding study records or otherwise involved in the study process, which could delay or add complexity to our clinical trials.

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

In addition, there has been heightened governmental scrutiny in the U.S. of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At both the federal and state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. One significant example of recent legislative action is the Inflation Reduction Act of 2022 (the “IRA”), which has been considered a scaled-back version of the Build Back Better Act. The IRA was signed into law on August 16, 2022. While the IRA is still subject to rulemaking (with more information to come via guidance documents from the responsible federal agencies), the IRA, as written, will, among other changes, give HHS the ability and authority to directly negotiate with manufacturers the price that Medicare will pay for certain high-priced drugs. The IRA will also require manufacturers of certain Part B and Part D drugs to issue to HHS rebates based on certain calculations and triggers (i.e. when drug prices increase and outpace the rate of inflation). On March 15, 2023 and June 30, 2023, HHS issued guidance regarding implementation of the Medicare drug price negotiation program in initial price applicability year 2026. HHS stated it would provide additional information in the future related to implementation for initial price applicability years 2027 and beyond. Several manufacturers and industry groups have challenged the drug price negotiation program for Medicare Parts B and D in federal court. These lawsuits are ongoing, and additional lawsuits may be filed in the future related to provisions of the IRA. It is unknown whether such litigation or other litigation, if brought, will be successful. For these and other reasons, we cannot predict the implications the IRA provisions will have on our business.

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

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA or EMA regulations, to provide accurate information to the FDA or the EMA, or intentional failures to report financial information or data accurately or to disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious harm to our reputation. In June 2023, we amended our code of conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Our business activities may be subject to the Foreign Corrupt Practices Act (FCPA), and similar anti-bribery and anti-corruption laws.

Our business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the UK Bribery Act. The FCPA generally prohibits offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation, and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the healthcare providers who prescribe pharmaceuticals or biopharmaceuticals and the investigators who perform our studies are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these decision makers are subject to regulation under the FCPA. The SEC and the Department of Justice have increased their FCPA enforcement activities with respect to pharmaceutical companies. There is no certainty that all of our employees, agents, contractors, collaborators, or other parties or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results and financial condition.

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

As of the date hereof, certain principal shareholders controlling 5% or more of our common shares as well as our executive officers and directors together beneficially own approximately 54.7% of our common shares. The limited free float may have a negative impact on the liquidity of our common shares and result in a low trading volume of our common shares, which could adversely affect the price of our common shares.

Certain of our existing shareholders exercise significant control over us, and your interests may conflict with the interests of such shareholders.

Certain principal shareholders as well as our executive officers and directors together beneficially own approximately 54.7% of our common shares. Depending on the level of attendance at our general meetings of shareholders, these shareholders may be in a position to determine the outcome of decisions taken at any such general meeting. To the extent that the interests of these shareholders may differ from the interests of the Company’s other shareholders, the latter may be disadvantaged by any action that these shareholders may seek to pursue. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.

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

The Swiss law effective at the time according to which our current Articles were established allowed our shareholders to authorize share capital that can be issued by the board of directors without additional shareholder approval. This authorization is limited to 50% of the existing registered share capital and may be renewed by the shareholders once expired. As of January 1, 2023, the new Swiss corporate law introducing the capital band mechanism has come into force. It will no longer be possible to renew the Company's current Authorized Share Capital beyond June 24, 2024. Instead, the Company can only introduce the capital band pursuant to Article 653s et seq. of the revised Swiss Code of Obligations which requires an amendment of the Articles of Association by way of a resolution of a duly convened general meeting of shareholders of the Company. Under the capital band mechanism, the general meeting of shareholders can authorize the board of directors at any time within a maximum term of five years to increase or decrease the share capital by a maximum amount of 50% of the current share capital.

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

Under Swiss law, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits from previous fiscal years, or if the corporation has distributable reserves, each as evidenced by its audited statutory balance sheet. Freely distributable reserves are generally booked either as “free reserves” or as “capital contributions” (apports de capital, contributions received from shareholders) in the “reserve from capital contributions.” Distributions may be made out of issued share capital—the aggregate nominal value of a company’s issued shares—only by way of a capital reduction. To the extent the Company introduces the capital band in 2024, only net proceeds from capital increase using the capital band (less certain expenses and net of repayments from the Company) will be recognized as reserves from capital contributions at the end of validity period of the respective capital band). As of December 31, 2023, the Company has CHF 432.5 million of reserves from capital contributions confirmed by the Swiss Federal Tax Administration and CHF 2,082,858 of issued share capital (consisting of 104,142,905 common shares each with a nominal value of CHF 0.02 and no preferred shares) on its audited statutory balance sheet. Of the total issued shares and issued share capital, the Company holds 5,243,958 fully paid-in treasury shares representing CHF 104,879 of issued share capital.

Generally, Swiss withholding tax of 35% is due on dividends and similar distributions to our shareholders, regardless of the place of residency of the shareholder, unless the distribution is made to shareholders out of (i) a reduction of nominal value or (ii) assuming certain conditions are met, reserves from capital contributions accumulated on or after January 1, 1997. We expect the aggregate of the reserves from capital contributions confirmed by the Swiss Federal Tax Administration and share capital, less the total losses brought forward (to the extent set off against reserves from capital contributions or share capital), less the treasury shares (to the extent booked against reserves from capital contributions), less the lowest legally possible issued share capital and legal reserve to represent the maximum amount potentially available for future dividends or capital reductions on a Swiss withholding tax-free basis. We would also be able to pay dividends out of distributable profits or freely distributable reserves but such dividends would be subject to Swiss withholding taxes. There can be no assurance that we will have sufficient distributable profits, free reserves, reserves from capital contributions or registered share capital to pay a dividend or effect a capital reduction, that our shareholders will approve dividends or capital reductions proposed by us, or that we will be able to meet the other legal requirements for dividend payments or distributions as a result of capital reductions.

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

We are organized under the laws of Switzerland and our registered office and domicile is located in Ecublens, near Lausanne, Canton of Vaud, Switzerland. Moreover, a number of our directors and executive officers are not residents of the U.S., and all or a substantial portion of the assets of such persons are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the U.S. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or of actions for enforcement of judgments of U.S. courts, for civil liabilities to the extent solely predicated upon the federal and state securities laws of the U.S. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result is incompatible with Swiss public policy. Additionally, certain mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

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

Shareholders in countries with a currency other than the Swiss Franc face additional investment risks from currency exchange rate fluctuations in connection with their holding of our common shares.

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2024 (or the end of our second fiscal quarter in any subsequent fiscal year), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2025 (or the first day of the fiscal year immediately succeeding the end of such second quarter). In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the U.S. or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50 percent of our assets cannot be located in the U.S. and (iii) our business must be administered principally outside the U.S. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

We were likely a passive foreign investment company (a “PFIC”) for our 2019, 2020 and 2022 taxable years. Although we believe we were likely not a PFIC for 2023, there can be no assurance that the Internal Revenue Service will agree. We cannot express any expectation regarding our PFIC status for 2024 or future taxable years. If we are a PFIC for any taxable year during which a U.S. investor owns our common shares, the investor generally will be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income (the “income test”) or (ii) 50% or more of the average value of our assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “asset test”). Passive income generally includes dividends, interest, certain non-active rents and royalties, and gains from financial investments. Cash is generally a passive asset. Goodwill and other intangible assets (the value of which may be determined by reference to the excess of the sum of a corporation’s market capitalization and liabilities over the value of its assets) are generally active assets to the extent attributable to business activities that produce active income. For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and directly receive our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25% of the shares of such corporation by value.

Although, the application of the income test to a company like us (whose overall losses from research and development activities significantly exceed its gross income) is not entirely clear, we will be a PFIC for any taxable year under the income test if 75% or more of our gross income (as determined for U.S. federal income tax purposes) for such year consists of interest and other passive income. Prior to the commercialization and sales of any of our product candidates, our gross income may consist primarily of upfront or milestone payments and grants (which we believe are likely to be treated as active income) and interest (which is passive income). The receipt of upfront payments is non-recurring in nature, and the receipt of grants or milestone payments is subject to various conditions. Therefore, there can be no assurance as to the amount of grants, milestone payments or upfront payments (if any) that we will receive for any taxable year. Moreover, we may earn income from sublicensing, which may be passive unless certain conditions are satisfied. There is no assurance that the Internal Revenue Service (“IRS”) will not challenge the classification of any of our income items for PFIC purposes for any taxable year. Accordingly, there is no assurance that we will not be a PFIC for any taxable year under the income test.

In addition, we currently hold, and expect to continue to hold, a substantial amount of passive assets, including cash. The average value of our assets (including goodwill and other intangible assets) for purposes of determining our PFIC status for any taxable year may be determined, in large part, by reference to our market capitalization, which has fluctuated substantially over time and may continue to be volatile. Due to the volatility of our market capitalization, we may be a PFIC under the asset test for any taxable year if our cash and other passive assets constitute 50% or more of the value of our total assets.

As discussed in our Annual Reports on Form 20-F for 2019, 2020, and 2022, we were likely a PFIC for these years. If we were a PFIC for 2019, 2020 or 2022, or any other taxable year, we generally will continue to be treated as a PFIC with respect to a U.S. investor who owned our common shares during any portion of such years, even if we are not a PFIC for 2023 or any subsequent taxable year, unless the U.S. investor makes a “deemed sale” election with respect to our common shares.

Although we have not obtained valuations of our assets (including goodwill or going concern value) for 2023 and thus are not in a position to make a definitive determination regarding whether we were a PFIC for 2023, based on the composition of our income and assets during 2023 and the estimated value of our assets (which is based on our average market capitalization during 2023), we believe that we were likely not a PFIC for 2023. However, for the reasons described above there can be no assurance that the IRS will agree. Because our PFIC status is a factual annual determination that can be determined only after the end of the relevant taxable year, we cannot express a view regarding our PFIC status for 2024 or any future taxable year.

U.S. investors that own our common shares during any taxable year in which we are (or were) a PFIC generally will be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition of our common shares as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) the requirement to file certain reports to the IRS. We do not intend to provide the information that would enable investors to make a “qualified electing fund” election which, if available, could materially affect the U.S. federal income tax consequences to investors if we are a PFIC for any taxable year.

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

Our principal expenditures since January 1, 2021 have been our research and development expenses, as more fully described elsewhere in this Annual Report.

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

Leveraging our dual proprietary technology platforms, SupraAntigen and Morphomer, we have built a comprehensive pipeline of first-in-class or best-in-class candidates spanning multiple treatment modalities and targeting both established and emerging neurodegenerative pathologies. We are currently advancing 16 therapeutic and diagnostic programs, with one in a Phase 3 and five in Phase 2 clinical trials, targeting five different types of misfolded pathological proteins related to Alzheimer’s disease (AD), Parkinson’s disease (PD) and other neurodegenerative disorders. Our pipeline assets are further validated by the multiple partnerships we have established with leading global pharmaceutical companies. We believe our clinically validated technology platforms and multi-target, multimodal approach position AC Immune to revolutionize the treatment paradigm for neurodegenerative disease by shifting it towards Precision Medicine and disease prevention.

Figure 1: AC Immune investment highlights

(1) As of December 31, 2023; excluding treasury shares; (2) Including CHF 14.8 million milestone from Janssen, which was received on February 1, 2024; (3) Assumes second ACI-35-related milestone payment of CHF 24.6 million to be received in 2025 and no other milestones

Our Team

We have assembled an outstanding management team with relevant scientific, clinical and regulatory expertise. Our scientific founders, Jean-Marie Lehn, Claude Nicolau, and Fred van Leuven, are regarded as pioneers in their respective scientific domains, including in the study of AD. Our co-founder and Chief Executive Officer, Andrea Pfeifer, a Pharmacologist with a Ph.D. in cancer research and a former National Institute of Health researcher, has a 30-year track record in product innovation and implementation, and was formerly Head of Nestlé Global Research and the co-founder of Nestlé Venture Fund. Madiha Derouazi, our Chief Scientific Officer, has an international track record as immunologist, entrepreneur and active immunotherapy developer. Nuno Mendonça, our Chief Medical Officer, is a certified Neurologist with international industry experience in the clinical development of investigational therapeutics for neurodegenerative diseases, including in senior roles at leading global pharmaceutical companies.

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

Figure 2: Neurodegenerative diseases represent a large and growing market

(1) Alzheimer’s Disease International 2019; (2) Gustavsson et al., 2023 (3) Alzheimer’s disease; (4) Monoclonal antibody

Diagnosis typically takes the form of observation of cognitive, functional and behavioral impairment and other symptoms of the diseases, which are generally only apparent after irreversible neuronal damage has already occurred. In the United States, through Q1 2024, there were only two approved disease-modifying therapies for AD. These provided incomplete clinical efficacy, presented non-negligible safety risks or failed to halt disease progression. A subcutaneously administered formulation of one of the approved products resulted in a higher rate of ARIA-E (amyloid related imaging abnormalities – edema related) and still required frequent dosing making it unsuitable for prevention. Despite these shortcomings, marketed therapies, such as Eisai and Pfizer’s Aricept which only address symptoms, have achieved peak annual global sales of approximately USD 2.4 billion prior to loss of exclusivity. Similarly, in the treatment of PD, the current standard of care is intended only to alleviate clinical symptoms.

In July 2022, the FDA accepted Eisai Co., Ltd.’s Biologics License Application (BLA) for lecanemab, an investigational anti-Abeta (amyloid beta) protofibril antibody for early AD that is partnered with Biogen Inc. In September 2022, Eisai and Biogen announced that lecanemab’s confirmatory Phase 3 AD study met its primary endpoint. As a result, lecanemab was granted accelerated approval as a treatment for AD in the U.S. by the U.S. FDA on January 6, 2023. On July 6, 2023, FDA converted lecanemab’s accelerated approval to a traditional approval for the treatment of Alzheimer’s disease.

In Europe, Eisai submitted marketing authorization application to the EMA on January 9, 2023. In China, Eisai initiated submission of data for BLA to the National Medical Products Administration (NMPA) on December 23, 2022 and was approved for the treatment of AD on January 9, 2024. On September 25, 2023, lecanemab was approved in Japan as a treatment for slowing progression of mild cognitive impairment (MCI) and mild dementia due to Alzheimer’s disease (AD). The administration by intravenous infusion every 2 weeks remains a significant inconvenience for vulnerable patients and their care givers as well as a further burden on healthcare infrastructure.

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

AC Immune has established itself as a leader in developing Precision Medicines for neurodegenerative diseases by utilizing our diagnostic capabilities to enable improved diagnosis of co-pathologies, patient selection and assessment of clinical trial outcomes. Our dual technology platforms allow for a multi-modal approach encompassing a portfolio of active immunotherapies, antibodies and small molecules tailored to the underlying pathology driving patients’ disease. In addition to generating targeted monotherapies, this approach creates the potential for combination regimens, which may treat a broader spectrum of disease and offer greater efficacy.

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

We are developing an integrated diagnostic and therapeutic strategy to deliver Precision Medicine for patients with neurodegenerative conditions. This will lead to a combination therapy approach to treat each patient's unique disease by addressing the right proteinopathy, in the right patient, at the right time.

Active immunotherapies for Alzheimer’s and Parkinson’s disease

Consistent with this approach, we are progressing our active immunotherapies targeting the hallmark proteins driving neurodegenerative diseases such as Abeta, Tau, and alpha-synuclein (a-syn). Our clinical stage active immunotherapy programs, ACI-24.060 (anti-Abeta active immunotherapy), ACI-35.030 (anti-pTau active immunotherapy), and ACI-7104.056 (anti-a-syn active immunotherapy) have been shown to stimulate a patient’s own immune system to produce antibodies directed specifically against the pathological species of these target proteins.

We believe that these antibodies will modify the course of disease by supporting clearance of toxic protein aggregates (as recent clinical data from certain monoclonal antibodies have shown), or by preventing their spreading and accumulation, thereby preserving neuronal health and function. Importantly, the use of active immunotherapies over the longer-term and in people identified as “at risk” before symptomatic disease development will provide the rational, targeted approach consistent with our Precision Medicine strategy.

Key elements of our approach include:

1.Execution on advancing our product candidates, in partnership or alone, from clinical development to regulatory approval and potential commercialization

Figure 5: Our broad and robust clinical stage pipeline

(1) Alzheimer’s disease; (2) Down syndrome-related Alzheimer’s disease; (3) Refers to expected readouts from the ABATE Phase 1b/2 trial of ACI-24.060 in patients with AD; (4) alpha-synuclein; (5) Parkinson’s disease; (6) Positron emission tomography; (7) Progressive supranuclear palsy; (8) Multiple system atrophy; * licensed to Genentech (a member of the Roche Group) until April 19, 2024

Our clinical stage product candidates include:

●	ACI-24.060 for AD and for AD in DS. Based on safety, tolerability, immunogenicity, and pharmacodynamics results with an earlier version of ACI-24, an enhanced formulation, ACI-24.060, which incorporates Abeta unrelated T-helper cell epitopes to increase the magnitude and the boostability of the antibody response, is currently being tested at 3 different incremental doses in the ABATE Phase 1b/2 trial (NCT05462106) and Abeta plaque reduction is being assessed using Abeta-PET imaging.

ABATE is a multicenter, adaptive, double-blind, randomized, placebo-controlled study designed to assess the safety, tolerability, immunogenicity, and pharmacodynamic effects of ACl-24.060 in subjects with prodromal AD and in adults with DS. The CTA has been approved by the UK Medicines and Healthcare Products Regulatory Agency (MHRA) and Spanish Agency for Medicines and Health Products (AEMPS) with the first AD patient dosed in June 2022. In June 2023, AC Immune received Fast Track designation from the FDA for ACI-24.060, for the treatment of AD. This followed FDA clearance of the Investigational New Drug (IND) application in May 2023 enabling the initiation of the ABATE study to include clinical trial sites to enroll participants with DS in the U.S. Based on the safety profiling and induction of an antibody response post dosing of ACI-24.060 in patients with AD, dosing of the first individual with DS occurred in June 2023.

●	ACI-7104.056. ACI-7104.056, the optimized formulation of the clinically-validated PD active immunotherapy PD01A, is currently being tested in a placebo-controlled, double-blind, adaptive, biomarker-based Phase 2 study (VacSYn; NCT06015841) in the EU and in the UK. This trial is evaluating the safety and immunogenicity of ACI-7104.056 against a-syn and pathological a-syn species in early PD. Additionally, disease-specific imaging and fluid biomarkers and progression of motor and non-motor symptoms of PD will be monitored. The VacSYn trial commenced in July 2023 with the dosing of the first patient, and enrollment of cohort 1 has been completed in December 2023, with 16 patients randomized. No safety concerns have been reported to date.
●	ACI-35.030. AC Immune and Janssen Pharmaceuticals, Inc. (Janssen), part of the Janssen Pharmaceutical Companies of Johnson & Johnson, have evaluated the anti-phosphorylated-Tau (anti-pTau) active immunotherapy ACI-35.030 in a Phase 1b/2a study in subjects with early AD (NCT04445831). Results showed that ACI-35.030 immunization generated a rapid antibody response (anti-pTau, anti-ePHF and anti-Tau IgG) after the first injection (at week 2) at the 3 tested doses. An apparent dose-effect was observed between low and mid doses but not between the mid and high doses. A boosting effect was observed after each injection especially against pathological Tau species (pTau and ePHF). The antibody response was strongly directed against pathological Tau species but not against non-phosphorylated Tau. Long-term maintenance of the anti-ePHF IgG titers against endogenous pathological Tau was observed at the mid- and high-dose.

In addition to ACI-35.030, an exploratory alternative pTau active immunotherapy candidate, JACI-35.054, was also evaluated in the Phase 1b/2a trial. It generated a more varied antibody response (anti-pTau, anti-ePHF and anti-Tau IgG) after the second injection (at week 10) at the 2 tested doses. While there was no apparent dose-effect between the 2 tested doses, a higher variability of titers was observed at the low dose. A boosting effect was seen against pathological Tau and non-phosphorylated Tau species from the 2nd injection. For JACI-35.054, there was a lower extent of specific antibody response against pathological Tau species compared to non-phosphorylated Tau as observed with ACI-35.030. Both ACI-35.030 and JACI-35.054 showed good safety and tolerability profiles. The majority of adverse events (AEs) were of mild intensity. No death was reported. No AE led to study discontinuation or to study treatment discontinuation. The injection site reactions were one of the most frequently reported AEs in actively treated subjects. Serious adverse events (SAEs) mainly observed in subjects treated with ACI-35.030, did not appear to have any particular relationship to the dose.

Consequently, ACI-35.030 (JNJ-64042056) that is selective for pathological phosphorylated Tau (pTau) is being advanced and will be assessed in subjects with preclinical (ie., pre-symptomatic) AD in a Phase 2b study in which the first patient will be dosed in H1 2024. The trial will randomize approximately 500 participants with confirmed early-stage Tau pathology, who will be treated over a four-year period. The trial will include interim analyses potentially allowing for acceleration towards a regulatory filing.

●	PI-2620. PI-2620 is the Tau-PET imaging agent discovered during the collaboration of AC Immune and LMI. We are working with our partner, LMI, to advance PI-2620 as a highly differentiated, best-in-class Tau diagnostic for AD as well as non-AD Tauopathies such as progressive supranuclear palsy (PSP) and corticobasal degeneration (CBD). Results have demonstrated PI-2620’s differentiated characteristics as a diagnostic tool for studying Tau-related diseases. Results on the use of PI-2620 in AD patients from an investigator sponsored Phase 2 trial at the Asan Medical Center (NCT03903211) were presented at the 2022 AAIC. Following these results, LMI moved PI-2620 into late-stage clinical development in AD and made a milestone payment. The first Alzheimer’s patient in ADvance, the pivotal Phase 3 histopathology study in AD (NCT05641688), was imaged in January 2023.
●	ACI-12589. Our Morphomer platform has delivered the first clinically validated a-syn-PET tracer which now can support the differential diagnosis of multiple system atrophy (MSA) from other neurodegenerative disease and allow precision medicine approaches and biomarker-based clinical development in this indication. ACI-12589 preclinical and clinical data have been published in October 2023 in Nature Communications. In addition, medicinal chemistry optimization strategies have allowed the identification of our next-generation clinical candidate, ACI-15916. Compared to ACI-12589, ACI-15916 shows significantly higher target occupancy in brain slices from idiopathic forms of Parkinson’s disease (PD) and has therefore the potential to enable imaging of a-syn pathology in patients with PD. IND/CTA-enabling studies for ACI-15196 will be initiated in Q1 2024 with the regulatory submission planned in Q4 2024.
●	Morphomer Tau aggregation inhibitors. In collaboration with our partner, Lilly, we are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD and NeuroOrphan Tauopathies. Continued candidate characterization across the research program has also identified new and highly differentiated candidates with excellent cerebrospinal fluid exposure and selectivity for pathological aggregated Tau.
●	Semorinemab. Semorinemab is an investigational monoclonal anti-Tau antibody that targets the N-terminal portion of the Tau protein and is designed to bind to Tau and slow its spread between neurons for the treatment of AD. As announced on January 22, 2024, AC Immune will regain the global rights to semorinemab following termination of the collaboration agreement with Genentech, a member of the Roche Group, which termination will be effective in April 2024. Semorinemab has been studied in two Phase 2 studies: Tauriel in early (prodromal-to-mild) AD, where the primary efficacy endpoint was not met; and Lauriet in mild-to-moderate AD. In Lauriet, a strongly positive and highly statistically significant effect was seen on ADAS-Cog11 (one of two co-primary endpoints) plus statistically significant effects on several key biomarkers, including total Tau and pTau217 in CSF and plasma. The second co-primary endpoint, ADCS-ADL and the secondary efficacy endpoints did not reach significance. Final open label extension results from the Lauriet trial will be reviewed when they become available and are received in full by AC Immune. The Company will then carefully review and evaluate available data sets, before decisions are made on potential further development and other opportunities.
●	Crenezumab. Crenezumab is a humanized monoclonal antibody, an investigational treatment designed to slow AD progression by neutralizing neurotoxic Abeta oligomers. It was designed by AC Immune to be a conformation-specific monoclonal antibody targeting multiple forms of misfolded Abeta. As announced on January 22, 2024, AC Immune will regain the global rights to crenezumab following termination of the collaboration agreement with Genentech, a member of the Roche Group, which termination will be effective in April 2024. Crenezumab has an antibody backbone (IgG4) designed to minimize the inflammatory response in the brain, which may result in a lower incidence of side effects known as ARIA (Amyloid-Related Imaging Abnormalities). The investigational medicine has demonstrated excellent safety (e.g. less than 1% of ARIA-E cases in the Phase 3 studies; Ostrowitzki et al., JAMA Neurology, 2022) and encouraging efficacy signals while undergoing extensive Phase 2 clinical testing. While the Colombian autosomal-dominant AD prevention trial was not sufficiently powered to show significant cognitive benefits, crenezumab was proven to be safe with numeric trends on the primary and vast majority of secondary and exploratory endpoints in its favor. The lessons from this study provided useful insights regarding the desired anti-amyloid immunotherapy profile and designs for prevention trials. AC Immune will carefully review and evaluate available data sets, before decisions are made on potential further development and other opportunities.
2.	Expand product development into NeuroOrphan and additional neurodegenerative diseases

Beyond AD, we are pursuing additional neurodegenerative diseases such as Parkinson’s disease (PD) and NeuroOrphan indications, specifically Tau-, a-syn- and TDP-43-driven diseases, such as FTLD-Tau (e.g. PSP, CBD, FTLD-MAPT), MSA, and ALS and FTLD-TDP, respectively. As part of this strategic move, AC Immune acquired certain a-syn assets from Affiris in 2021, gaining an advanced, clinical stage and validated a-syn active immunotherapy candidate for development against PD in the process.

Pursuing NeuroOrphan indications may enable us to obtain a streamlined regulatory approval pathway and favorable reimbursement for any approved products. In addition, we are accelerating our novel therapeutic and diagnostic candidates targeting a-syn as a primary pathology in Parkinson’s disease and other a-synucleinopathies. See Figure 6 for a summary of our early-stage diversified novel targets pipeline including non-AD neurodegenerative diseases, with an in-house focus on NeuroOrphan indications.

Figure 6: Robust novel targets pipeline: diversification into non-AD1 and non-CNS2 diseases

(1) Alzheimer’s disease; (2) Central nervous system; (3) TAR DNA-binding protein 43; (4) Limbic-predominant age-related TDP-43 encephalopathy; (5) alpha-synuclein; (6) Parkinson’s disease; (7) (NOD)-like receptor protein 3; (8) Apoptosis-associated speck-like protein containing a CARD, also PYCARD; (9) Positron emission tomography

3.	Accelerating the advancement of our diagnostic portfolio

Early detection of neurodegenerative diseases may be critical to enhancing the effectiveness of both symptomatic and disease-modifying therapies. As a result, therapeutic development for AD increasingly focuses on treating early-stage disease to delay or prevent progression and to preserve the maximum amount of cognitive function before it is irreversibly lost. Most clinical studies now target mild or even preclinical stages of the disease increasing the need for accurate diagnosis that is independent of potentially subjective cognitive metrics. At least one study estimates that as many as one third of patients in previous AD studies did not in fact have AD. Accurate and early diagnosis of AD is thus a substantial unmet market need, and diagnostic products will have a key role in generating a new treatment paradigm, including by selecting more uniform and stage-specific clinical study subjects, tracking patient progress and results, managing patients who are receiving treatment, and ultimately diagnosing disease at its earliest stage for immediate treatment.

Figure 7: The need for Precision Medicine in AD: improved clinical trials, diagnosis and treatment of neurodegenerative diseases

(1) alpha-synuclein; (2) TAR DNA-binding protein 43; (3) Amyotrophic lateral sclerosis; (4) Limbic-predominant age-related TDP-43 encephalopathy

Refs: Attems et al., Newcastle University, AAIC 2017; Nelson et al., Brain, 2019

We are developing a suite of diagnostics designed to be first-in-class or best-in-class, which will enable improved diagnosis of pathologies, patient selection and assessment of clinical trial outcomes. We currently have four diagnostic programs in our pipeline, developed using our proprietary technology platforms and targeting: Tau, a-syn and TDP-43.

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

Our various PET Tracers, including for a-syn and TDP-43, have been validated through prestigious and competitive grants from the MJFF, EU Joint Programme – Neurodegenerative Disease Research’ (JPND) amongst and Target ALS Foundation. If validated clinically, our tracers could become the first in the world to effectively diagnose these respective proteinopathies, which are highly relevant for multiple neurodegenerative diseases.

4.Continuing to optimize our long-term growth by selectively partnering product candidates for global development and commercialization

We have a strong track record of establishing value-driving collaboration agreements with leading pharmaceutical companies, such as Janssen, Lilly and LMI. This strategy allows us to leverage our partners’ scientific, development, manufacturing and commercialization expertise and other resources while partially monetizing our investments, de-risking and accelerating the development of our product candidates. This strategy also enables us to use non-dilutive partnership revenue to bolster our investment into our early-stage proprietary programs and fuel our continued growth. Our collaboration agreements are summarized in the table below:

Figure 8: External validation and cash generation through external collaborations1

(1) Disclosure limited due to confidentiality agreements with collaboration partners; (2) In millions; (3) Total payments received from partner until termination of agreement; (4) Positron emission tomography; (5) In Alzheimer’s disease; (6) Phase 1 completed; (7) Equity investment; (8) Converted to CHF on date of receipt; (9) Excludes convertible note agreement of USD 50 million ; * licensed to Genentech (a member of the Roche Group) until April 19, 2024

For any additional product candidates targeting large markets, we may, if appropriate, selectively partner with leading companies that we believe can contribute development, manufacturing and marketing expertise, geographic reach and/or other resources that can enhance the value of our wholly-owned products. We will continue to seek to retain certain indications (e.g. NeuroOrphan) and/or geographies, such that we could begin to grow our own marketing capabilities and develop AC Immune into a fully integrated pharmaceutical company.

The benefits of our clinically-validated, proprietary technology platforms

The engines that drive our growth are our two unique proprietary and versatile technology platforms: our SupraAntigen platform, which is our biological and immunological platform, and our Morphomer platform, which is our chemical platform. These platforms generate biologics (active immunotherapies and antibodies) and small molecules, respectively, which are designed to selectively interact with the misfolded proteins that are common in a broad range of neurodegenerative diseases. These clinically-validated platforms form the basis of our ongoing pipeline development and the value-driving strategic partnerships we have established to date.

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

AC Immune has acquired advanced mastery of the design and manipulation of liposomes to develop either passive or active immunization techniques to generate antibodies targeting neurodegenerative diseases. When pursuing active immunization approaches, we use liposomes carrying a specific antigen as an active immunotherapy. After treatment with an active immunotherapy, antibodies that specifically target the pathological forms of the target proteins are produced naturally by the host with very high affinity without further optimization. This immune response can be long-lasting and may be ideal to prevent the onset of a disease, as the immune system is now primed to rapidly identify disease-causing misfolded proteins.

Product candidates generated utilizing the SupraAntigen platform include active immunotherapies (i) ACI-35.030, which has now been advanced into a large Phase 2b clinical trial in preclinical in early AD, and (ii) ACI-24.060 in the ABATE Phase 1b/2 study in subjects with prodromal AD and in adults with DS. Antibodies include: the preclinical candidates targeting a-syn, TDP-43 and ASC (apoptosis-associated speck-like protein containing a C-terminal caspase recruitment domain) for PD and NeuroOrphan indications.

The Morphomer platform is designed to enable the development of small molecules (Morphomers) able to bind/interact with beta-sheets containing fibrillary aggregates from candidate selection through preclinical proof-of-concept. Morphomers can target pathological protein aggregates in any brain compartment and are equally well suited for therapeutic and diagnostic applications.

The first key component of the Morphomer platform is its library of rationally designed, CNS-optimized non-dye compounds. AC Immune’s extensive know-how has enabled the identification of CNS compounds that penetrate the brain and demonstrate high selectivity for the target. This knowledge has been used to focus the Morphomer library to approximately 16,000 compounds that display these favorable characteristics, making this library an ideal starting point when developing molecules to target human proteinopathies of the CNS. Thus, rather than using the non-directed trial and error strategy of the typical drug development process, the Morphomer platform utilizes its bias for successful CNS candidates to improve efficiency and accelerate the early stages of the drug development process. Extensive expertise in medicinal chemistry and a suite of proprietary assays developed to screen and validate candidate compounds enables AC Immune to rapidly optimize multiple, highly diversified lead compounds for further preclinical and clinical development.

Therapeutic product candidates generated by the Morphomer platform include our Morphomer Tau candidates. We also have Morphomer a-syn candidates and the diagnostic programs PI-2620 in Phase 3, respectively, and ACI-12589 in a Phase 1 clinical trial in PD, MSA and other synucleinopathies. Finally, we also have- TDP-43-PET imaging agents and Morphomer a-syn candidates.

Shifting the current treatment paradigm for neurodegenerative diseases

Modifying the progression of the disease requires targeting the specific underlying biological processes that drive disease progression. Unfortunately, these processes evolve over the course of many years prior to manifestation of symptoms and a high percentage of neurons may be lost prior to clinical manifestation. Earlier intervention or prevention of the disease could have a major impact, but it requires accurate disease detection prior to developing symptoms. Due to recent advancement in biomarker research, people at risk of developing AD can be diagnosed 10-20 years before symptoms occur. This is opening a completely new market segment for the prevention of NDD in which active immunization will play a key role. This early, and potentially preventative, Precision Medicine approach may ultimately lead to better disease management for patients with neurodegenerative diseases.

Figure 10: Active immunotherapies as a new class of treatment for neurodegenerative diseases

Given the inherent advantages of active immunotherapies compared to monoclonal antibodies, we believe that our programs could have a profound global social and economic impact as a new class of therapy for neurogenerative diseases in various settings.

With regard to treatment, active immunotherapies have potentially improved safety and efficacy profiles. By stimulating the patient’s own immune system to produce antibodies, we believe safety and tolerability would be enhanced by avoiding the need to introduce repeated large doses of externally manufactured antibodies. Additionally, due to their ability to target multiple epitopes with a long-lasting and consistent immune response, the polyclonal antibody response generated by an active immunotherapy could potentially address multiple pathological species of the targeted protein.

Active immunotherapies are also much simpler to administer. They are amenable to convenient annual or biannual dosing whereas monoclonal antibodies require frequent intravenous infusions (up to twice per month). These dosing regimens position active immunotherapies as an obvious solution for a maintenance therapy for patients who have previously achieved plaque clearance with antibodies. This approach will reduce the burden for infusion centers and enhance access to a broader patient population.

In addition to these advantages, active immunotherapies allow for more simplified distribution logistics and cost-effectiveness. These factors are crucial to enable their global application as preventative therapies. Given the irreversible nature of neuronal damage, earlier intervention, even before symptoms become visible, promises to be the best strategy to preserve patient function and quality of life.

Figure 11: Market opportunities targeting key primary and co-pathologies

(1) Alzheimer’s Association; (2) (NOD)-like receptor protein; (3) Apoptosis-associated speck-like protein containing a CARD, also PYCARD; (4) GBD 2016 Parkinson’s Disease Collaborators Lancet Neurology 2018; (5) Limbic-predominant age-related TDP-43 encephalopathy; (6) Nelson et. al. Brain 2019; (7) TAR DNA-binding protein 43; (8) National Institute of Neurological Disorders and Stroke (NINDS) Progressive Supranuclear Palsy Fact Sheet; (9) NINDS Multiple System Atrophy Fact Sheer; (10) ALS Association Rare Disease 2013; (199) NINDS Amyotrophic Lateral Sclerosis Fact Sheer; (12) Knopman and Roberts J. Mol. Neurosci. 2011

Due to the high level of co-pathologies involved in neurodegenerative diseases, future treatment paradigms may involve different combinations of disease modifiers at various stages of a disease. Therefore, combination therapies may include combinations of immunotherapies or combinations of small and large molecules targeting proteinopathies and neuroinflammation. Our therapeutic product candidates seek to modify the course of AD by intervening at an earlier stage of the disease progression, prior to irreversible neuronal damage. Beyond AD, we believe that we can leverage our proprietary platforms to generate and employ molecules that address the pathologies of other neurodegenerative diseases.

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

Our clinical programs

ACI-24.060

ACI-24.060 derives from AC Immune’s anti-Abeta active immunotherapy, ACI-24, that was assessed in patients with AD and in subjects with DS. As ACI-24 was shown to be safe and well tolerated with preliminary evidence of immunogenicity and pharmacodynamic effects in these two study populations, the enhanced version ACI-24.060 was created. ACI-24.060 contains additional Abeta unrelated T-helper cell epitopes and has demonstrated similar safety and tolerability in NHPs with superior immunogenicity in mouse and NHP studies as compared to the original ACI-24.

The aim of the active immunotherapy is to stimulate the patient’s immune system to produce and maintain antibodies that bind and remove pathological Abeta with the goal to prevent plaque accumulation and enhance clearance of toxic Abeta species. The Company is pursuing clinical development of ACI-24.060 in early AD as well as in people living with DS exhibiting the presence of brain amyloid pathology.

ACI-24.060 is proprietarily owned.

Mechanism of Action

●	ACI-24.060 consists of an immunogenic peptide (Pal1-15) containing the amino acid sequence 1-15 of the human Abeta1-42 protein, an antigenic peptide with Abeta unrelated T-helper cell epitopes and an adjuvant, formulated together as a liposomal suspension. In this formulation, the immunogenic peptide, Pal1-15, is presented to B cells of the immune cells on the surface of the liposomes in a conformational format mimicking the pathological form of the protein. This presentation optimally drives antigen-specific antibody responses that bind to the pathological forms of Abeta, i.e. oligomeric and pyroglutamate (pyroGlu) Abeta. The incorporation of the Abeta-unrelated T-helper cell epitopes aims to prime, boost and maintain a strong anti-Abeta IgG response while preserving the safety profile observed with the original formulation of ACI-24;
●	In preclinical proof-of-concept studies in models of Abeta pathology, treatment with the immunogen, Pal1-15 in the original ACI-24 formulation demonstrated anti-Abeta IgG titers with concomitant plaque reduction and restoration of memory;
●	In preclinical safety studies, treatment of NHPs with ACI-24.060 led to the anticipated enhanced anti-Abeta IgG titers (as compared to ACI-24) while maintaining with boosting effect the favorable safety profile, confirming the suitability to add the Abeta-unrelated T-helper cell epitopes to the active immunotherapy;

●	Furthermore, assessment of the kinetics and binding profile of the antibodies elicited by immunization of NHPs with ACI-24.060 demonstrated enhanced antigen-specific antibody titers with immunization as well as target binding to Abeta oligomers and pyroGlu Abeta, in quantities similar to pK profiles achieved with clinically validated lecanemab and donanemab (antibody titers against Abeta1-42 and pyroGlu Abeta shown in the Figure 12). Of note, antibodies raised in NHPs have >1000-fold preference for oligomers over monomers, similar to lecanemab (antibody titers against oligomeric Abeta shown in the Figure 13);
●	Target engagement was confirmed in situ, using sections from AD patients in which sera from the NHPs immunized with ACI-24.060 bound to the Abeta plaques while showing no reactivity to other tissues.

Figure 12: Abeta1-42 and pyroGlu Abeta IgG titers in NHP immunized with ACI-24.060

Ref : Fiorini et al., CTAD 2023

Figure 13: Oligomeric Abeta IgG titers in NHP immunized with ACI-24.060 and preferential binding over Abeta monomers

Ref : Fiorini et al., CTAD 2023

Clinical development

ABATE Phase 1b/2

ABATE Phase 1b/2 study design

The ABATE clinical study (NCT05462106) is a multicenter, adaptive, placebo-controlled, dose-escalation, double-blind, randomized study containing two parts.

Study part 1:

Study part 1 is currently conducted in subjects with prodromal AD to assess the effect of study treatment (ACI-24.060 at three different incremental doses or placebo) administered over 48 weeks.

The study drug is being administered via intramuscular injections.

Randomized AD subjects receive five study drug injections (ACI-24.060 or placebo) at weeks 0, 4, 12, 24, and 48. For each study subject, the treatment period is followed by a 26-week follow-up period.

Up to four cohorts may be included in study part 1. Each cohort may differ from the others in terms of the dose per injection and/or the administration regimen with the possibility to expand any cohort at any time point to better understand antibody response and/or safety and tolerability. The initiation of randomization in the subsequent cohort(s) is based on interim safety and tolerability data review from the previous cohort(s) and Data and Safety Monitoring Board (DSMB) approval.

Interim analyses on safety/tolerability and immunogenicity are being conducted in each cohort at different predefined study time points.

No clinically relevant safety concerns related to study drug have been observed to date in prodromal AD subjects as per the periodic review by the DSMB, especially no case of ARIA-E (Amyloid-Related Imaging Abnormalities- vasogenic edema) has been reported to date at brain MRI.

The data from the initial blinded interim analyses on immunogenicity of ACI-24.060 have shown clear evidence of anti-Abeta antibody responses against toxic Abeta species.

The Abeta positron emission tomography (PET) imaging interim results from the expanded second dose-level cohort in subjects with prodromal AD after 6-months of treatment are expected in H1 2024, and Abeta-PET interim data after 12-months of treatment are expected in H2 2024.

The Company’s CTA received approval from the UK MHRA in Q2 2022 and from the AEMPS in Q3 2022 to initiate development of the enhanced formulation of ACI-24 in patients with prodromal AD and in adult subjects with DS with presence of brain amyloid pathology.

Study part 1 is being conducted in several centers located in the UK and Spain. Dosing in prodromal AD subjects was initiated in June 2022.

Study part 2:

Study part 2 is planned to be conducted in up to 88 non-demented adults living with DS and with confirmed presence of amyloid pathology by PET scan. The goal is to assess the effect of study treatment (ACI-24.060 or placebo) administered over 74 weeks.

Randomized subjects with DS receive their first five injections (ACI-24.060 or placebo) according to the same schedule administered in study part 1, at weeks 0, 4, 12, 24, 48, plus an additional injection at week 74 in order to boost/maintain the response. For each study subject, the treatment period is followed by a 26-week follow-up period.

Dosing in DS subject in study part 2 has been initiated in June 2023 with the first dose-level of ACI-24.060 in prodromal AD subjects that was previously shown to be immunogenic, safe and well tolerated.

The dose level of ACI-24.060 may need to be adjusted in the DS study population based on immunogenicity and safety/tolerability data.

Interim analyses may be conducted at different predefined study time points, during the treatment period and during the follow-up period.

In June 2023, AC Immune also received Fast Track designation from the FDA for ACI-24.060, for the treatment of AD. This followed FDA clearance of the Investigational New Drug (IND) application enabling expansion of the ABATE study to include clinical trial sites and participants in the USA.

Dosing of DS subjects from study part 2 has been initiated in Spain and in the UK. Study part 2 is now being actively expanded in the USA where the IND approval has been granted in May 2023.

ACI-24 development in AD in DS

The AD pathology that commonly develops in people with DS bears remarkable similarities to familial and sporadic forms of AD, and is characterized by a progressive accumulation in the brain of Abeta into amyloid plaques leading to the appearance of AD-related cognitive decline and a modification of other relevant biomarkers. The Company is pioneering the development of its anti-Abeta active immunotherapy in AD patients and subjects with DS.

Individuals with DS have an extra copy of chromosome 21, which is where the gene for amyloid precursor protein (APP) resides. These individuals develop AD at a rate that is three to five times that of the general population and develop the disease at a much younger age. At autopsy, AD pathology has been reported in 80% of people with DS over the age of 40 and 100% over the age of 60 years. The prevalence of AD in people with DS is more than 50% over the age of 50 and 75–100% over the age of 60 years (Strydom, 2018). It is estimated that there are six million people with DS worldwide, with 250,000 in the U.S. Preclinical results published by AC Immune in collaboration with Dr. Mobley of the University of California, San Diego in March 2016, showed, in a DS mouse model (Ts65Dn), a significant 20% memory improvement and a 27% reduction of Abeta in the brain following immunization with ACI-DS-01, the mouse equivalent of ACI-24.

ACI-7104.056 – anti-a-syn active immunotherapy

ACI-7104.056 is an optimized peptide-conjugate active immunotherapy formulation designed to induce a-syn-specific antibodies recognizing aggregated a-syn species that have been demonstrated to be toxic to neurons. In contrast, ACI-7104.056-induced antibodies do not bind to the monomeric, physiological form of a-syn and do not cross-react with other members of the synuclein family such as beta- and gamma-synuclein.

A substantial package of preclinical and clinical data has been generated with PD01 (predecessor of ACI-7104.056). This candidate was tested in two different transgenic mouse models of PD and Dementia with Lewy bodies (DLB), the mThy1- and the PDGF-human a-syn transgenic mice. Active immunization with PD01 resulted in decreased a-syn pathology in brain areas most affected by transgene overexpression, including the substantia nigra and the striatum. This decrease was accompanied by a reduced neurodegeneration in both in vivo models and by improvements in motor and memory deficits in the mThy1 and the PDGF-human a-syn transgenic mice, respectively. Furthermore, ACI-7104.056 has been shown to be highly immunogenic in non-human primates, with induced antibodies binding selectively to pathological forms of a-syn.

PD01 was the first active immunotherapy candidate against pathological a-syn to be tested in a clinical study involving patients with early PD. A series of Phase 1 studies were completed in June 2018. The first dosing in the Phase 2 VacSYn trial in early PD patients to evaluate ACI-7104.056 was performed in July 2023.

Mechanism of action

●	ACI-7104.056 comprises a short engineered antigenic a-syn peptide. This peptide coupled to a carrier protein facilitates the induction of an a-syn-specific antibody response that binds to toxic aggregated a-syn species with high selectivity (Mandler M et al., Acta Neuropathol, 2014).
●	Immunization of wild-type and transgenic mice, resulted in high antibody titres in plasma, which crossed into the cerebrospinal fluid (CSF) and recognized a-syn aggregates. Immunization resulted in a decreased aggregation and accumulation of a-syn oligomers in brains of transgenic animals (Mandler M et al., Acta Neuropathol, 2014).
●	Clearance of a-syn was accompanied by reduced neurodegeneration in both in vivo models and by improvements in motor and memory deficits the mThy1 and the PDGF-human a-syn transgenic mice, respectively (Mandler M et al., Acta Neuropathol, 2014).

Clinical development

Phase 1 study design

The safety, tolerability and immunogenicity of the ACI-7104.056 anti-a-syn active immunotherapy predecessor were studied over a three-and-a-half-year period in 24 early PD subjects and have been previously published (Volc et al., The Lancet Neurology, 2020). There were four consecutive studies in this group of patients, with patients randomized to receive a lower or higher dose of the alpha synuclein active immunotherapy. After four priming doses, subjects were re-randomized to receive a booster injection at one of the two doses, followed by a second booster injection at the high dose.

Safety

This Phase 1 study series demonstrated a favorable long-term safety profile for PD01.

Antibody response

PD01 induced a long lasting and boostable antibody response (Figure 14, left). Such induced antibodies have been shown to bind preferentially the aggregated species of a-syn. The induced antibodies were also demonstrated to bind to a-syn aggregates in human PD and DLB brain tissue.

Pharmacological and clinical effect

Evidence for in vivo target engagement and signals for clinical efficacy have been observed in these Phase 1 studies in PD, as immunization was associated with a decrease in oligomeric a-syn in CSF of treated patients and with a stabilization of clinical scores as shown by the MDS-UPDRS Part III scores (Volc et al., The Lancet Neurology, 2020). Post hoc analyses of this study series delivered highly encouraging data with respect to target engagement and identification of a potential biomarker for PD, including:

●	In vivo target engagement of induced antibodies was demonstrated by lowering of oligomeric a-syn in CSF of immunized subjects (Figure 14, middle).
●	A highly significant correlation between oligomeric a-syn concentration in CSF and MDS-UPDRS III score (motor-symptoms) in PD patients at baseline was shown for the first time.
●	The reduction of oligomeric a-syn in CSF correlated significantly with clinical improvement, the changes in MDS-UPDRS III score over time (Figure 14, right).

Figure 14: Pharmacokinetic and pharmacodynamic effect of PD01 immunization in early PD patients

(1) Data from 75 ug dose group; (4) Cerebrospinal fluid; (5) Change in oligomeric a-syn calculated at week 26, change in UPDRS III calculated at week 100; (6) Unified Parkinson’s Disease Rating Scale

Ref: Volc et al., Lancet Neurology, 2020

These combined data provide a validation of the role of a-syn in disease progression and demonstrate that a-syn directed immunization has the potential to positively impact clinical outcome. The optimized formulation, ACI-7104.056, is now being tested in early PD subjects in EU and in the UK in a Phase 2, multicenter, placebo-controlled, double-blind, randomized study (VacSYn study; NCT06015841). The study profile includes a screening period of up to 8 weeks, a 74-week double-blind treatment period, and a 26-week post-treatment follow-up period. The first dosing was performed in July 2023 and enrollment of cohort 1 was completed by the end of 2023. Following the DSMB review, no safety concerns have been raised to date, consistent with previous results, triggering the initial expansion of cohort 1 up to 32 subjects. Updates on safety and immunogenicity interim analyses from the trial will be reported in H2 2024.

ACI-35.030 – anti-pTau active immunotherapy

ACI-35.030, AC Immune’s active immunotherapy developed in collaboration with Janssen, is selective for pathological phosphorylated Tau (pTau) and is being advanced into a Phase 2b study that is planned to be initiated in H1 2024. ACI-35.030 (JNJ-64042056) will be assessed in subjects with preclinical (ie., pre-symptomatic) AD. The trial will randomize approximately 500 participants with confirmed early-stage Tau pathology who will be treated over a four-year period. The trial will include analysis of Tau PET as a potential surrogate biomarker, which might be used for an accelerated regulatory filing. Developed using our SupraAntigen technology, ACI-35.030 (JNJ-64042056) is designed to stimulate a patient’s immune system to produce antibodies against pathological phosphorylated Tau, which aggregates to create the neurofibrillary tangles that characterize AD.

Potential advantages of anti-pTau active immunotherapy over other therapeutic approaches

ACI-35.030 induces a specific, early, long-lasting and boostable polyclonal antibody response against pathological Tau species. Compared to anti-tau monoclonal antibodies, which typically show much shorter half-lives in vivo and require more frequent administration of higher drug volumes (delivered iv or sc), ACI-35.030 may thus offer a more cost effective and less burdensome approach for the treatment of Tau pathology. This may be particularly relevant for addressing chronic neurodegenerative Tauopathies such as AD.

ACI-35.030

ACI-35.030 is an optimized liposomal anti-pTau active immunotherapy formulation designed to elicit antibodies against extracellular pTau protein in order to prevent and reduce the spread and development of Tau pathology within the brain. In non-clinical studies, ACI-35.030 demonstrated an excellent non-clinical safety profile and highly specific antibody response against pTau that was improved compared to the initial formulation, ACI-35. ACI-35.030 (JNJ-64042056) is now entering a Phase 2b clinical study with potential pathways for acceleration with Janssen, in accordance with our collaboration agreement.

Mechanism of action

●	ACI-35.030 comprises a pTau peptide and a T-cell epitope capable of binding to human leukocyte antigen-major histocompatibility complex, class II (HLA-DR) molecules.
●	In rhesus monkeys, ACI-35.030 induced IgG antibodies with a strong specificity towards the pTau peptide, with very low binding to the non-pTau peptide (Figure 15). This is meaningful as Tau hyper-phosphorylation is considered an early event in the development of Tau pathology, occurring even several decades before the onset of Tau deposits.

Figure 15: pTau-specific IgG titers in Non-Human Primate (NHP) induced by ACI-35.030 and JACI-35.054

Ref: Kosco-Vilbois, CTAD 2022

●	Sera from rhesus monkeys immunized with ACI-35.030 binds specifically to pathological Tau in brain sections with AD as compared to healthy human brain tissue (Kosco-Vilbois, KOL event ‘Untangling’ Tau Pathology to Treat Alzheimer’s and Neurodegenerative Diseases NYC, Nov 2019).
●	Epitope mapping analyses revealed that immunization of NHPs with ACI-35.030 induces a wide range of antibodies covering the pTau antigenic sequence (Kosco-Vilbois, CTAD 2022).

JACI-35.054

JACI-35.054 is an alternative pTau active immunotherapy, which was developed with Janssen in accordance with our collaboration agreement. In non-clinical studies, JACI-35.054 showed good safety and induced a strong antibody response against pTau.

Mechanism of action

●	JACI-35.054 is an alternative anti-pTau active immunotherapy comprising a pTau peptide antigen conjugated to an immunogenic carrier protein CRM197, combined with adjuvants.
●	CRM197 is a well-defined recombinant protein that is a commercially available version of a non-toxic mutant of diphtheria toxin-A (DTA) chain and has been shown to be a safe carrier protein in commercial prophylactic active immunotherapies and clinical trials for a plethora of different active immunotherapy candidates.
●	Immunization of rhesus monkeys with JACI-35.054 induced antibodies that bind to pathological Tau structures in human AD brain, although they bind similarly to pTau and non-pTau peptides (Figure 15).

Following a head-to-head comparison between ACI-35.030 and JACI-35.054 described below, ACI-35.030 was selected over JACI-35.054 to progress into the next clinical phase based on an earlier trigger of the antibody response (shortly after the first immunization) and a more specific antibody response profile against pathological Tau species (notably against the endogenous ePHF).

Clinical development

Phase 1b/2a study

The Phase 1b/2a study (NCT04445831) was a randomized, multicenter, double-blind, placebo-controlled clinical study with a primary objective to assess the safety, tolerability and immunogenicity of different dosages of ACI-35.030 and JACI-35.054 in participants with early AD. Secondary objectives assessed additional immunogenicity parameters, while exploratory endpoints included notable biomarkers of progression of AD as well as clinical assessments. This Phase 1b/2a study conducted in Europe aimed at evaluating ACI-35.030 and JACI-35.054. The clinical trial was completed in September 2023. The clinical study report will be finalized in H1 2024.

Safety (data will be consolidated in the final clinical study report)

A total of 57 subjects were randomized, of which 41 subjects were randomized into the Cohort 1 (low-, mid-, or high- dose levels of ACI-35.030 or placebo), and 16 subjects were randomized into the Cohort 2 (low- or mid-dose levels of JACI-35.054 or placebo). The active/placebo ratio was 3:1 in each Cohort.

ACI-35.030 and JACI-35.054 showed a good safety and tolerability profile. The majority of adverse events (AEs) were of mild intensity. No death was reported. No AE led to study discontinuation or to study treatment discontinuation. Injection site reactions were one of the most frequently reported AEs in actively treated subjects. The serious adverse events (SAEs) were mainly observed in subjects treated with ACI-35.030 with no relationship to dose. They were considered unlikely to be related to the study drug (except one episode of injection site reaction and dizziness in one subject in whom hospitalization occurred, as a precaution, since the subject was anxious to return home alone). No clinically relevant findings were reported at MRI. There was no difference in the incidence of cardiovascular disorders between the active and placebo arms. One case of sinus node dysfunction was observed in one subject treated with the low dose of ACI-35.030.

Antibody response (data will be consolidated in the final clinical study report)

ACI-35.030 (liposomal formulation) generated a rapid antibody response (anti-pTau, anti-ePHF and anti-Tau IgG) after the first injection (at week 2) at all three tested doses. A dose-effect was observed between low and mid doses but not between the mid and high doses. A boosting effect was observed after each injection especially against pathological Tau species (pTau and ePHF). The antibody response was strongly directed against pathological Tau species but not against non-phosphorylated Tau. A long-lasting response, observed in the anti-ePHF IgG titers against endogenous pathological Tau, was observed at the mid- and high-dose.

A more varied antibody response (anti-pTau, anti-ePHF and anti-Tau IgG) was elicited after the second injection of JACI-35.054 (carrier-protein formulation) at week 10 at the two tested doses. While there was no apparent dose-effect between the two tested doses, a higher variability of titers was observed at the low dose. A boosting effect was seen against pathological Tau and non-phosphorylated Tau species from the second injection. The specificity of the antibody response against pathological Tau species compared to non-phosphorylated Tau was of a lesser extent than observed with ACI-35.030.

Figure 16: ACI-35.030 generates antibody response with preference for pathological Tau (ePHF) and phosphorylated Tau (pTau), over non-phosphorylated Tau (Tau)

(1) ACI-35.030 original sub-cohort 1.2 data; (2) Enriched paired helical filaments; (3) Phosphorylated Tau; (4) Alzheimer’s disease; (5) Antibody

Ref: Streffer, et al., 2022 CTAD

High responder rates were observed for ACI-35.030 after the first and all following immunizations, across all dose levels. At all time points measured, a 100% response rate for pTau was observed at the mid-dose (i.e. higher than a pretreatment value multiplied by a threshold factor of greater than 2x). A higher responder rate on ePHF was observed for the mid-dose compared to the high dose at all time points measured. JACI 35.054 generates a potent antibody response without preference for pathological Tau (ePHF) or phosphorylated Tau (pTau), over non-phosphorylated Tau (Tau).

The polyclonal sera at week 26 from 7/8 subjects immunized with either ACI-35.030 or placebo, and from 8/8 subjects immunized with JACI-35.054 or placebo, were analyzed for their binding profiles to the pTau or Tau peptide, either without or including 1 additional amino acid (1aa) onto the C-terminal end of the peptide.

Binding analyses show that the polyclonal antibodies induced by ACI-35.030 bind preferentially to pTau peptide without binding to the truncated C-terminal end of the peptide (Streffer et al., CTAD 2022). In contrast, JACI-35.054 induces antibodies mostly binding to the C-terminus of the peptide in a non-phospho specific manner. Together, these data indicate that the presentation of the B-cell peptide upon the surface of the liposomes in ACI-35.030 drives the antibody response towards pathological Tau species.

On December 15, 2023, the Company announced that its collaborator has programmed the launch of Phase 2b clinical study to evaluate ACI-35.030 (JNJ-64042056) in patients with preclinical AD, i.e. individuals not yet showing symptoms.

Tau diagnostics

The severity of cognitive impairment in patients with AD is correlated with the presence of Tau protein tangles, leading us to believe that an imaging agent for Tau is equally, if not more important than Abeta-PET to assess spreading of pathology in the brain. In May 2020, Eli Lilly received FDA approval for the first Tau-PET tracer TAUVID (flortaucipir F18 injection). However, TAUVID received approval only for a pathology indication (i.e. correlation with histopathology findings in Braak 5 and 6 patients), but has not received a prognostic label (i.e. prediction of cognitive deterioration based on a positive Tau-PET scan.)

Our Tau-PET tracers are designed to bind specifically to the pathological forms of human Tau in AD and other Tauopathies. They have demonstrated an excellent PET tracer profile with their ability to cross the blood brain barrier and a high selectivity to pathological Tau even in the early-stage disease.

In May 2014, we established a license and collaboration agreement for our Tau-PET imaging program with LMI. The Phase 1 clinical study of our clinical candidate PI-2620 in AD was completed in Q1 2018. The Phase 2 longitudinal study in AD in South Korea (Asan Medical Center, NCT03903211) was completed in Q4 2021 and results presented at AAIC 2022. The study showed that Tau accumulation measured by 18F-PI-2620 in early onset subjects (<65 years with positive Abeta-PET) showed rapid accumulation in Braak III-V areas and correlated with deterioration of the visuospatial function and verbal memory, suggesting that 18F-PI-2620 PET is a potential biomarker for therapeutic target selection and for monitoring treatment effect of Tau-targeting therapeutics (Oh M et al., Alzheimer’s Dement, 2023 (Suppl. 3)). The pivotal ADvance Phase 3 histopathology study in AD (NCT05641688) was initiated in December 2022 and the first Alzheimer’s patient imaged with PI-2620 in January 2023.

The ADvance study will be performed exclusively in the US and will enroll approximately 200 end-of-life subjects. The primary objective is to determine the sensitivity and specificity of the visual assessment of 18F-PI-2620 PET imaging compared to postmortem histopathological verification of tau neurofibrillary pathology associated with AD as the standard of truth. 18F-PI-2620 is a potentially best-in-class Tau-PET tracer with high binding affinity and selectivity for aggregated Tau.

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

The Tau PET tracer 18F-PI-2620 was included into a sub-study of the MissionAD trial of elenbecestat to evaluate Tau deposition in Abeta positive subjects with a diagnosis of mild cognitive impairment (MCI) due to AD or mild AD dementia (Bullich S et al., Alzheimers Res Ther., 2022). The findings support the hypothesis that 18F-PI-2620 PET imaging of neuropathologic Tau deposits may reflect underlying neurodegeneration in AD. Significant correlations were observed with hippocampal volume and CSF biomarkers, and an association between Tau and Abeta load. Quantifiable increases in 18F-PI-2620 PET SUVR over 1 year were observed in regions with early Tau deposition and the results are consistent with the hypothesis that cortical Tau is associated with cognitive impairment. This study supports the utility of 18F-PI-2620 PET to assess Tau load in an early AD population. Quantifiable Tau load and its corresponding increase in early AD could be a relevant target engagement marker of anti-Tau but also anti-amyloid clinical trials.

Figure 17: PI-2620 – Ability to detect Tau deposits in an early AD population

Ref: Bullich et al., Alzheimer's Research & Therapy, 2022

Figure 17 shows 18F-PI-2620 SUVR PET images (scalp stripped) registered to the T1-weighted MRI illustrating the tracer distribution in a Tau negative subject (upper row), a Tau-positive subject with uptake in the mesial temporal cortex (center row), and a Tau-positive subject with extensive neocortical uptake (bottom row).

Malarte et al., Mol. Psychiatry, 2022 showed that 3H-PI-2620 has comparable binding affinity in AD, CBD and PSP brain tissue, although the binding site density can vary between these pathologies in the order: AD > CBD > PSP. Competitive binding studies indicate that PI-2620 can detect multiple binding sites in AD, CBD and PSP brain tissue. Importantly, in CBD and PSP brains, PI-2620 displayed high specificity which was not observed with other tracers.

Franzmeier et al., Nat. Communications, 2022 compared in vivo Tau-PET analyses to independent post-mortem samples thereby providing further evidence that PI-2620 binds to 4R Tau. This study demonstrated a close link between 4R Tau deposition patterns and connectivity supporting the concept of trans-neuronal Tau spreading in 4R Tauopathies.

PSP and CBD are atypical parkinsonisms (APs) that are classified as tauopathies. Patients with these APs may present with similar early clinical manifestations to PD, but they prove unresponsive to anti-parkinsonian medications. Mena et al., Mov Disord Clin Pract., 2023 found that the second-generation tracer 18F-PI-2620 was the most optimal of those included in this study for imaging Tau in PSP and CBD.

Tau diagnostics are a major market opportunity that will be driven by the growth in the aging population and the testing and availability of disease-modifying drugs. We believe a best-in-class Tau tracer has the potential to achieve a substantial global market share in this large and growing market, which includes AD as well as other important Tauopathies.

A-syn diagnostics

We are also developing PET imaging agents to detect a-syn aggregates, which progressively accumulate in the brains of PD patients and are believed to be central to the neurodegenerative process of PD, as well as several other disorders, including Lewy body dementia and MSA, making it a priority target for development of therapeutics and diagnostics. We have identified molecules leveraging our Morphomer technology that selectively bind to a-syn pathological structures from human PD brain with high affinity and selectivity versus common co-pathologies.

We are advancing clinical development of ACI-12589, the first molecule capable to detect pathological a-syn in the brain of patients with MSA and to differentiate them from controls, other synucleinopathies and more generally other neurodegenerative diseases (Figure 18). The preclinical and clinical data were published in October 2023 in Nature Communications. Currently, ACI-12589 has completed the biodistribution study in healthy volunteers and all the manufacturing activities required to advance into later stage of clinical development, including PET studies to monitor the longitudinal progression of the a-syn pathology in MSA.

Figure 18: ACI-12589 PET signal in patients with MSA compared to controls

Ref: Smith et al., Nature Communications, 2023

Moreover, in 2023 we have identified our next-generation clinical candidate, ACI-15916. ACI-15916 shows significantly higher binding and target occupancy in human brain tissues from cases with different synucleinopathies, including idiopathic PD, which is the most common form. ACI-15916 also retains the excellent selectivity and pharmacokinetic profile of ACI-12589 and has no major off-target binding. This compound will advance into IND/CTA-enabling studies in Q1 2024 with an anticipated initiation of the FiH in Q1 2025.

Currently there are no commercialized imaging products that target a-syn. This provides us with the opportunity to become the market leader in a-syn-PET imaging. We believe the ability to image a-syn deposits in the brain will enable a fundamental change in the approach toward diagnosing and treating a-syn-associated diseases.

Morphomer Tau

Approximately 2,550 compounds have been screened thus far for the Morphomer Tau program. This has allowed for the identification of several chemical series of orally bioavailable small molecules with suitable CNS properties. The lead compounds displayed selectivity for binding to pathological Tau aggregates in preference to other protein aggregates. In addition, the lead compounds were able to prevent Tau aggregation and promote its disaggregation.

ACI-3024

ACI-3024 is a potent Tau aggregation inhibitor active against the 3R and 4R human Tau isoforms as well as the mutant forms associated with human Tauopathies, such as FTLD-Tau (e.g. PSP, Pick’s disease, corticobasal degeneration). ACI-3024 selectively binds to aggregated Tau and does not bind to the monomeric forms of Tau. Moreover, the binding to Tau aggregates is selective, with no cross-reactivity to aggregates of Abeta and a-syn.

In vitro ACI-3024 showed a potent and dose-dependent reduction in spontaneous intracellular Tau aggregation and misfolding, and promoted ex vivo disaggregation of Tau neurofibrillary tangles on human AD brain sections. In in vivo preclinical studies (Ramsden et al., 2005) ACI-3024 reduced aggregated and insoluble hyper-phosphorylated Tau and reduced misfolded Tau with effects proportional to its plasma concentration.

Total Tau concentration in cerebrospinal fluid (CSF) was inversely correlated with ACI-3024 exposure in plasma, suggesting the possibility of exploring CSF Tau concentrations as a biomarker of target engagement.

Preclinical safety assessments demonstrated that ACI-3024 has a good in vitro and in vivo ADME profile, including low clearance, long half-life and good CNS disposition as assessed by brain and CSF concentrations. ACI-3024 was negative in in vitro and in vivo genotoxicity assays and cleared extensive toxicology and safety pharmacology assessments.

ACI-3024 was also shown to potently reduce pathological Tau-induced neuroinflammation in both in vitro and in vivo models.

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

To this end, the Company has successfully identified several additional chemical series of potent small molecule Tau aggregation inhibitors. Biological activity for these compounds is assessed using multiple in vitro and ex-vivo assays and using in vivo mouse models. Potent reduction of intracellular misfolded Tau was observed in vitro with a cellular assay.

Semorinemab

Semorinemab is a humanized high-affinity IgG4 isotype antibody candidate that binds all forms of Tau. Semorinemab is designed to intercept extracellular Tau, stopping or slowing cell-to-cell spread and propagation of pathological Tau in the brain. Semorinemab completed two Phase 2 clinical trials in AD. As announced on January 22nd, 2024, AC Immune will regain the global rights to semorinemab following termination of the collaboration agreement with Genentech, a member of the Roche Group, which termination will be effective in April 2024.

Clinical development

Following on from successful Phase 1 clinical testing, a Phase 2 clinical trial (Tauriel) commenced in Q4 2017 with the dosing of the first patient. This multicenter trial, which enrolled 457 participants, assessed the safety, tolerability and efficacy of semorinemab in people with prodromal-to-mild AD. Participants received one of three active doses or a placebo for 72 weeks, followed by a 96-week optional open-label extension (OLE). Primary endpoints included safety assessment and the composite functional and cognitive endpoint CDR-SB score.

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

A second Phase 2 trial (Lauriet) was initiated in Q1 2019. This was a multicenter study enrolling 272 participants, and was designed to evaluate the clinical efficacy, safety, pharmacokinetics and pharmacodynamics of semorinemab in patients with moderate AD.

In August 2021 the Company reported that the Lauriet study had met one of its co-primary endpoints, ADAS-Cog 11. The second co-primary endpoint, ADCS-ADL, was not met. Safety data showed that semorinemab was well tolerated with an acceptable safety profile and no unanticipated safety signals. In November 2021, the Company reported that Genentech had presented the full top-line data from the Lauriet study during a late-breaking session at the 14th Clinical Trials on Alzheimer’s Disease conference.

In Lauriet, 272 subjects were randomized into the study and 267 dosed. 49 study centers participated in the U.S., France, Spain and Poland. In a modified intent to treat (mITT) population of all trial participants who had received at least one dose of study drug and had at least one post-baseline ADAS-Cog 11 assessment, there was a 42.2% slowing of cognitive decline compared to placebo, the result being highly statistically significant (p=0.0008).

There was no apparent effect on global or regional brain Tau load assessed by GTP-1 PET. However, CSF biomarker data were presented by Genentech at CTAD 2022 and showed statistically significant reduction in pTau181, pTau217 and total Tau, but not N-terminal Tau. These results were similar to those observed in the Tauriel study.

At the Keystone Conference in 2023, Schauer et al. presented additional biomarker data indicating trends towards effects on biomarkers of glial and synaptic function in subjects under treatment wih semornemab in the Lauriet study. In terms of glial function CSF YKL-40 increased significantly after treatment with semorinemab, but no changes were observed in plasma YKL-40. CSF GFAP increased non-significantly over the study period in both arms. Plasma GFAP increased over the study in the placebo group but was stable in the treatment group. Together, these results suggest that semorinemab may moderate reactive astrogliosis. In terms of changes in synaptic biomarkers CSF Ng and SNAP-25 were stable for 49 and 61 weeks in the placebo group but trended towards a decrease in the treatment group.

Safety data indicated that semorinemab was well tolerated, with no difference in the frequency of serious or non-serious adverse events or discontinuations due to adverse events. Infusion related reactions were more common in the semorinemab group compared to placebo (10.4% vs 3.8%, respectively). None were Grade 3 or higher (i.e. severe) in intensity.

Semorinemab’s results provided the first positive cognitive results for an anti-Tau mAb therapy in AD.

Figure 19: Positive effect of semorinemab on cognition assessed by ADAS-Cog11

Ref : Monteiro et al., CTAD 2021

Crenezumab

Crenezumab is a humanized, conformation-specific monoclonal antibody that targets misfolded Abeta and has a broad binding profile, with high affinity binding to oligomeric Abeta. Its IgG4 backbone reduces microglial activation compared to IgG1 based antibodies, which together with its specificity for oligomeric Abeta leads to an excellent safety profile with ARIA-E comparable to placebo in clinical studies (Cummings et al. 2014:2018; Ostrowitzki et al., JAMA Neurology, 2022). Crenezumab was developed using our proprietary SupraAntigen platform. In 2006, crenezumab was licensed to Genentech. As announced on January 22nd, 2024, AC Immune will regain the global rights to crenezumab following termination of the collaboration agreement with Genentech, a member of the Roche Group, which termination will be effective in April 2024.

Summary of activity in Phase 2 and 3 clinical trials

Phase 2 studies (ABBY and BLAZE)

●	In the proof-of-concept Phase 2 studies of crenezumab, a positive trend in cognition was observed, with a greater effect on cognition in patients with a milder stage of AD (MMSE 22–26).
●	In the Phase 2 ABBY cognition study, there was a statistically significant 35% reduction in the rate of cognitive decline in the non-pre-specified milder AD patient population (MMSE 22–26) for the high-dose arm.
●	In the Phase 2 BLAZE biomarker study, the high-dose arm showed a consistent trend of reduced Abeta accumulation in the brain over time, as shown in two independent exploratory analyses of florbetapir-PET data. In addition, results have shown that crenezumab has the ability to enhance the removal of these proteins from the brain as evidenced by a significant increase in CSF Abeta, confirming target engagement by crenezumab.

Phase 3 studies (CREAD and CREAD 2)

●	The randomized, double-blind, placebo-controlled, parallel-group Phase 3 CREAD study enrolled about 750 participants with prodromal or mild AD at the age of 50−85 years. A high dose of crenezumab (60 mg/kg) was administered intravenously once every 4 weeks for 100 weeks. The primary outcome measure was the change from baseline to week 105 in CDR-SB score.
●	In January 2019, Roche, the parent company of our collaboration partner, announced the discontinuation of the CREAD and CREAD 2 (BN29552 and BN29553) Phase 3 studies of crenezumab in people with prodromal-to-mild sporadic AD. The decision came after an interim analysis of the first CREAD study conducted by the IDMC, which indicated that crenezumab was unlikely to meet its primary endpoint of change from baseline in CDR-SB score.

Favorable safety profile

●	Phase 2 data from ABBY and BLAZE studies suggested that there were no imbalances in overall rate of AEs.
●	No patients in the studies experienced SAEs that were believed related to the administration of crenezumab.
●	The good safety profile and lack of induction of ARIA-E was confirmed in the Phase 3 CREAD and CREAD 2 studies, as well as the API prevention study in which there was no increase in incidence of SAEs compared with placebo.

Latest clinical trial, Phase 2 AD prevention study (API-ADAD) completed

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

In 2012, crenezumab was independently selected from among 25 product candidates for use in the first-ever AD prevention study of its kind. The study, a collaboration worth USD 100 million between the NIH, Banner Alzheimer’s Institute and Genentech, was the cornerstone of the global Alzheimer’s Prevention Initiative (API). Family members usually develop symptoms before the 45 years of age. 252 subjects were enrolled.

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

Primary endpoints were the annualized rate of change in the API autosomal dominant AD (ADAD) composite score and the Free and Cued Selective Reminding Test Cueing Index (FCRST). The latter scale was promoted to a coprimary endpoint after a blinded interim analysis had indicated less decline than expected on the composite endpoint. Consequently, in the final assessment the study was not adequately powered for statistical significance.

As reported by Tariot et al. at AAIC 2022, numerical differences favoring crenezumab were observed consistently across a wide range of clinical and biomarker endpoints. Plasma Abeta40 and Abeta42 rose throughout the study indicating peripheral target engagement. A small difference favoring crenezumab was observed in amyloid PET scan measures of fibrillary amyloid. Numerical differences favoring crenezumab compared to placebo were seen for clinical scales including both the two primary endpoints (i.e. API ADAD composite score, FCRST). Results did not reach statistical significance.

Numerical changes favoring crenezumab were also seen for the secondary endpoints including time to MCI/dementia due to AD, CDR-SB, time to non-zero score on CDR Global Score and RBANS total score. Similarly, numerical differences favoring crenezumab were seen across all reported biomarkers. Only plasma GFAP reached statistical significance (p=0.04, not corrected for multiplicity).

The dose of crenezumab was raised seven-fold during the study in response to emerging data from Phase 2 that higher doses may be more effective. Thus, subjects were exposed to intravenous dosing for less than half of the treatment period.

Tolerability was good, with low rates of ARIA, no instances of ARIA-E and no macrohemorrhages.

Our preclinical programs

Using our SupraAntigen and Morphomer platforms, we have generated additional discovery and preclinical stage molecules targeting key pathologies that drive a range of neurodegenerative diseases, including TDP-43, a-syn, and NLRP3-ASC. We are accelerating the development of several therapeutic product candidates currently in preclinical development, including several programs focused on indications outside of AD as a critical part of our expansion strategy.

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

Morphomer a-syn

Leveraging our Morphomer platform, we discovered and characterized the first biologically active small molecule inhibitors targeting intracellular a-syn aggregates. Identified compounds, from several distinct chemical series, which significantly decrease a-syn aggregate accumulation in neurons by interfering with the seeding and fibrillation processes. Iterative medicinal chemistry optimization led to the identification of orally available compounds with favorable CNS-penetrant pharmacokinetic properties, which progressed into in vivo proof-of-concept study in an animal model of alpha-synucleinopathies. Treatment with hit compound resulted in significant, dose-dependent decrease of pathological a-syn aggregates in vivo. Successful medicinal chemistry optimization yielded a new candidate with improved potency in vitro and affinity for pathologic a-syn than earlier compounds as well as an in vitro safety and pharmacokinetic profiles. This compound progressed into in vivo efficacy evaluation in an animal model of Parkinson’s disease. Medicinal chemistry efforts will continue improving properties of lead chemical series, in parallel to identifying structurally diverse compounds fulfilling the target product profile.

TDP-43 antibody

TDP-43 is a recently identified target of growing interest for NeuroOrphan indications such as frontotemporal dementia (FTD) and ALS. Interestingly, TDP-43 also plays an important role in other significant neurodegenerative indications such as AD or LATE.

Anti-TDP-43 antibodies binding to various regions of TDP-43 were generated by our SupraAntigen platform. A subset displayed conformational selectivity to misfolded TDP-43, while others recognized all TDP-43 isoforms (Figure 20A). Multiple antibodies were generated and characterized in vitro, from which two pan-TDP-43 antibodies (ACI-5891 and ACI-5886) were selected for the evaluation of their efficacy in mitigating TDP-43 aggregation in vitro and in vivo (Figure 20B-C). ACI-5891 showed a high binding affinity for TDP-43 and ability to reduce TDP-43 aggregation in vitro and in vivo. ACI-5891 was successfully humanized and clinical lead selected (ACI-5891.9). The lead molecule shows excellent pharmacokinetics in non-human primates and good developability profile.

Lead characterization

To evaluate the functional efficacy of TDP-43 antibodies in vitro, the ability of ACI-5891 to inhibit TDP-43 aggregation was tested. In an in vitro assay with recombinant TDP-43, ACI-5891 significantly inhibited TDP-43 aggregation compared with the isotype control and significantly promoted their phagocytosis by mouse primary and ALS patient-derived microglia. Using FTLD-TDP patient-derived brain extracts to induce templated TDP-43 aggregation in vitro, ACI-5891, which binds to the C-terminal domain of TDP-43, was able to substantially interfere with this process of seeding (Figure 20B). Moreover, ACI-5891 demonstrated functional efficacy in vivo by reducing pathological TDP-43 in two different mouse models of ALS and FTD (Figure 20C). Importantly, these beneficial effects are achieved while preserving physiological TDP-43 activity. Our findings demonstrate, for the first time, that a monoclonal antibody targeting the C-terminal region of TDP-43 limits pathology and neurotoxicity by enabling clearance of misfolded TDP-43 through microglia engagement and support the clinical strategy to target TDP-43 by passive immunotherapy (Afroz et al., 2023).

Figure 20: Key results for TDP-43 antibodies program

Ref: Afroz, AD/PD 2022

Clinical lead declaration and initiation of IND-enabling studies

ACI-5891 was successfully humanized on a human antibody framework. Several variants had a similar binding capacity for TDP-43 while retaining the potency for inhibition of TDP-43 aggregation as compared to the chimeric monoclonal antibody. The target values were achieved for the lead candidates in terms of target affinity, functional efficacy, and percentage humanness. These variants were then evaluated for pharmacokinetics in non-human primates. The selected clinical lead (ACI-5891.9) shows excellent pharmacokinetics in non-human primates. Developability of clinical lead candidates was further confirmed in manufacturability assessment studies (Ollier et al., 2023). Dose-range finding study to evaluate safety of clinical lead in non-human primates demonstrated dose proportional increase in mAb exposure in serum, no immunogenicity and no adverse effects on all parameters evaluated.

TDP-43 antibody-based biofluid assay

Since the levels of TDP-43 are low in biofluids, a real-time quaking-induced conversion (RT-QuIC) assay was developed for the detection of pathological TDP-43 seeds. Using this assay, the presence of seeding-competent TDP-43 species was confirmed in CSF of sporadic ALS donors compared to healthy controls (Figure 21A-C). The ability to neutralize seeding-competent species was demonstrated for ACI-5891.9 using this assay Figure 21D-E). In addition, to evaluate target engagement of the clinical lead in vivo, novel assays to measure free TDP-43 in biofluids were established using SIMOA technology. The assay allows the measurement of free TDP-43 in serum and CSF from animals dosed with the clinical lead (Figure 21F).

Figure 21: Biomarker assays to assess the presence of seeding-competent TDP-43 in CSF

Ref: Audrain et al., Brain Communications, 2023

Neuroinflammation and the NLRP3-ASC inflammasome pathway

Microglial cells are the main resident immune cells in the brain, which maintain a healthy environment by removing damaged cells and misfolded protein aggregates. When overstimulated, microglia can drive neuroinflammation, leading to increased neuronal death and disease progression. A key molecular pathway that is activated by misfolded proteins related to neurodegenerative and other diseases, is the NLRP3 inflammasome, a multi-protein complex that forms within microglia leading to production of pro-inflammatory factors that exacerbate neuronal atrophy. A critical component of the NLRP3 pathway is ASC (apoptosis-associated speck-like protein containing a C-terminal caspase recruitment domain), which is formed and released by activated microglia. Intracellularly, ASC specks participate in the production of pro-inflammatory cytokines, whereas extracellular ASC specks cause acute inflammatory reactions. ASC specks have been identified in microglia within the CNS of patients with NDD (Venegas et al., Nature 2017) as well as patients’ body fluids.

As illustrated in Figure 22, pathological species of Abeta, Tau, a-syn and TDP-43 induce NLRP3 inflammasome activation and ASC speck formation. AC Immune is developing multiple small molecule and antibody-based candidates with the potential to inhibit the NLRP3 pathway. Recent in vitro studies and in vivo experiments in animal models of AD, PD and ALS have validated this approach.

Figure 22: Proteinopathies exacerbate NLRP3-driven neuronal damage and promote further neurodegeneration

(1) Amyotrophic lateral sclerosis; (2) Frontotemporal lobar dementia; (3) TAR DNA-binding protein 43; (4) NOD-like receptor protein 3; (5) Apoptosis-associated speck-like protein containing a CARD, also PYCARD; (6) Neurofibrillary tangle

Targeting NLRP3-ASC in neurodegenerative diseases

In AD, Abeta peptides, which accumulate to form the characteristic plaques in AD activate the NLRP3 inflammasome (Halle et al., Nature Immunology, 2008). The downstream pro-inflammatory factors, IL-1b and IL-18, are increased in cells isolated in these patients (Saresella et al., Molecular Neurodegeneration, 2016). Further validation of these targets in AD involve crossing NLRP3 or ASC knockout mice to models of Abeta-driven pathology. In these models, neuroinflammation decreased and neuronal and memory function improved (Heneka et al., Nature, 2013; Dempsey et al., Brain Behavior and Immunity, 2017; Venegas et al., Nature, 2017). Recently, ASC speck and IL-18 levels were shown to be higher in human Mild Cognitive Impairment (MCI) and AD brain samples indicating that ASC is a promising biomarker of MCI and AD (Scott et al., International Journal of Molecular Science, 2020).

In Parkinson’s disease, NLRP3 is activated and ASC formation is upregulated (Gordon et al., Science Translational Medicine, 2018; Anderson et al., NPJ Parkinson’s Disease, 2021). Exome sequencing analysis identified multiple single-nucleotide polymorphisms of NLRP3 including rs7525979, which was associated with a significantly reduced risk of developing PD (von Herrmann et al., NPJ Parkinson’s Disease, 2018). In vitro, NLRP3 inhibition decreases a-syn-mediated inflammasome activation in mouse microglial cells and extracellular ASC release. In multiple PD animal models, targeting NLRP3 effectively mitigates motor deficits, nigrostriatal dopaminergic degeneration and accumulation of a-syn aggregates (Gordon et al., Science Translational Medicine, 2018). Taken together, NLRP3 is responsible for driving neuroinflammation that results in progressive dopaminergic neuropathology, highlighting NLRP3 as a potential target for PD disease-modifying treatments.

As illustrated in Figure 22, extracellular Tau activates NLRP3 and ASC formation in microglia. In patients with frontotemporal dementia, elevated cleavage of caspase-1, increased ASC levels and mature IL-1b are observed (Ising et al., Nature, 2019). Furthermore, in preclinical models, injection of fibrillar Abeta induces Tau pathology in an NLRP3-dependent manner (Ising et al., Nature, 2019) and the absence of ASC or inhibition of NLRP3 decreases seeding by Tau in vivo and in vitro (Stancu et al., Acta Neuropathologica, 2019). Finally, NLRP3 inhibition ameliorates inflammation and ER stress signaling in a model of Tau-driven pathology, as well as partially normalizes phospho-Tau levels (Hull et al., Neuropharmacology, 2020).

Concerning ALS, TDP-43-mediated activation of microglia causes motor neuron cell death in vitro (Zhao et al., Experimental Neurology, 2015) with downstream activation of NF-kB and NLRP3 (Clarke et al., Brain, 2020) and involves CD14. This finding is clinically relevant as increased CD14 expression by microglia is observed in postmortem spinal cord tissue from patients with ALS, a TDP-43-driven disease (Clarke et al., Brain, 2020). Furthermore, wildtype and mutant forms of TDP-43 activate microglia to generate IL-1b, which is abolished by NLRP3 inhibition (Deora et al., Glia, 2020).

Microglia isolated from the ALS mouse model, SOD1G93A, express elevated levels of NLRP3 (Deora, 2019). When microglia are incubated with soluble or aggregated SOD1G93A, NLRP3 is activated, ASC specks are formed and IL 1b is secreted which is prevented by treatment with an NLRP3 inhibitor (Deora et al., Glia, 2020).

Our strategy for targeting the NLRP3-ASC inflammasome

AC Immune is exploring this key pathway in order to reduce the unwanted progression of inflammation in diseases and syndromes caused by the hyper-activation of the NLRP3 inflammasome. Our aim is to develop therapeutics that decrease production of pro-inflammatory factors yet maintain normal phagocytosis of debris and misfolded proteins as well as allow the function of other pathogen-sensing pathways. Currently, AC Immune is targeting the NLRP3-ASC pathway using two complementary approaches, derived from our two technology platforms (Figure 23):

Figure 23: Strategy to use our dual proprietary technology platforms to target NLRP3-ASC

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

Small molecule inhibitors of NLRP3

Leveraging our proprietary Morphomer platform, several chemical series have been identified that provide compounds that are very potent NLRP3 inhibitors. Numerous compounds, including ACI-19764 (Figure 24A), demonstrate a low nM IC50 when tested in vitro using a standard IL-1b induction assay, and is at least a log more efficacious than the reference standard compound, MCC950. Furthermore, when tested in vivo using an LPS-ATP-mediated model of systemic inflammation, ACI-19764 inhibited production of IL-1b in a dose dependent matter with 100% inhibition at the low dose of 2 mg/kg.

Figure 24: Highly potent inhibition of IL-1β production by ACI-19764 in activated human whole blood and in vivo in a mouse model of peripheral inflammation

(1) LPS: Lipopolysaccaride; (2) ATP: Adenosine triphosphate

Ref: Basco, 5th Inflammasome Therapeutics Summit, 2023

These exceptional inhibitory properties of ACI-19764 led us to evaluate the pharmacokinetics properties in a 10 day study in mice. For this, the compound was formulated in food pellets to deliver orally a consistent exposure, confirmed by the daily unbound concentration of ACI-19764 in the plasma of the mice (Figure 25). At the termination of the study, the unbound concentration in the cerebral spinal fluid (CSF) and brain was obtained. The data demonstrated a highly impressive brain to plasma ratio of 0.7. Plotting on the same graph (dotted line) the nM concentration of the 80% level of NLRP3 inhibition using mouse microglia, the results demonstrate that the compound has good brain penetration and can reach relevant levels to potently inhibit NLRP3 in the brain. ACI-19764 and other compounds are now being evaluated in mouse models of neurodegenerative disease and with ex vivo biopsies obtained from patients with Hidradenitis suppurativa, a painful, long-term skin condition that causes skin abscesses and scarring on the skin.

Figure 25: Evaluation of the level of brain to plasma concentration of ACI-19764 in a 10 day pharmacokinetic study in mice fed with compound formulated in food pellets

(1) Cerebrospinal fluid; (2)  NOD-like receptor protein 3; (3) in mouse microglia.

Ref: Basco, 5th Inflammasome Therapeutics Summit, 2023

Therapeutic monoclonal antibodies for neuroinflammation (mAb-ASC)

Apoptosis associated speck like protein containing CARD (ASC) is widely researched and recognized as an adaptor protein participating in inflammasome assembly and pyroptosis. It contains a bipartite structure comprising of a pyrin (PYD) and a caspase recruitment domain (CARD) domain. These two domains help ASC function as an adaptor molecule. ASC plays pivotal role in various inflammatory diseases in the CNS as well as peripherally. Thus, the use of antibodies against ASC is an attractive therapeutic approach. It has been shown in the APP/PS1 mouse model of AD, intracellular and extracellular ASC specks are present. Treatment using an anti-ASC antibody, which targets extracellular ASC specks, decreases the Abeta load in these mice (Figure 26).

Figure 26: ASC1 specks in AD patients and mouse model of AD

(1) Apoptosis-associated speck-like protein containing a CARD; (2) Amyloid precursor protein/presenilin 1

Ref: Venegas et al., Nature, 2017

Using our proprietary SupraAntigen platform, numerous monoclonal antibodies (mAbs) were generated that bind to different regions of ASC with picomolar affinities including the CARD and PYD domains. Importantly, binding was confirmed to native ASC or aggregates, called ASC specks, obtain from activated human and mouse macrophages. Using an in house developed assay for ASC polymerization, selected mAbs were also potently able to inhibit aggregation.

With these favorable characteristics of our novel, first in class mAbs, we set up an assay to evaluate the ability to mediate uptake and removal of these pathological ASC polymers by human phagocytic cells. In the absence of the selected anti-ASC mAb, ACI-6635, little uptake is observed over 24 hours by the differentiated macrophages. However, a strong, significant uptake measured by the phagocytosis index was observed within hours. This internalization was mediated by having a full effector function of the antibody as uptake was delayed and reduced when testing a variant of ACI-6635 with reduced effector function (ACI-6635-ER). Thus, the therapeutic candidate is envisioned to retain this feature.

Figure 27: ACI-6635 induces the phagocytosis of pathological aggregated species of ASC

(1) Effector-reduced

Ref: Basco, 5th Inflammasome Therapeutics Summit, 2023

With these data of potent inhibition capacity in various in vitro assays, the efficacy of ACI-6635 was evaluated in vivo using a mouse model of neuroinflammation and demyelination. Post induction of myelin oligodendrocyte glycoprotein (MOG)-induced inflammation, ACI-6635 significantly delayed the onset of paralysis as well as progression of disease (Figure 28A). At the level of the spinal cord, mAb treatment resulted in decreased demyelination (black arrows, Figure 28B) and significantly limited proinflammatory T-cell infiltration (black arrows, Figure 28C). This proprietary, disease-modifying mAb is now being tested in other models of human neurodegeneration as well as peripheral inflammation.

Figure 28: ACI-6635 significantly delays disease onset and protects from severe disease in a model of demyelination driven by neuroinflammation

(1) Myelin basic protein; (2) Immunohistochemistry

Ref: Seredenina, 4th Inflammasome Therapeutics Summit, 2022

TDP-43 imaging diagnostics

To complement our pipeline of PET imaging tracers, we also selected TDP-43 as a third target (after Tau and a-syn). Using proprietary assays, a set of small molecular weight compounds from seven chemically distinct series were identified using our Morphomer platform. These bind to patient-derived pathological TDP-43. Several of these compounds demonstrated favorable pharmacokinetic profiles in rodents suggesting suitable properties for further development as PET ligands. Medicinal chemistry optimization led to the identification of two first-in-class TDP-43 ligands, ACI-19278 and ACI-19626, that show: 1) Low nM affinity (Kd) on FTLD-TDP brain tissue, 2) Potential to detect TDP-43 pathology in various indications, including FTLD-TDP, ALS, AD and LATE, 3) Selectivity over common co-pathologies including Abeta, Tau and a-syn, 4) Clean off-target profile, including MAO-A, MAO-B, and 5) Rapid brain uptake and fast washout in non-human primates. ACI-19626 was selected as the clinical candidate for the FiH study that is expected to start in H2 2024. The preclinical, FiH-enabling activities around ACI-19626 have been initiated.

Figure 29: ACI-19278 and ACI-19626, potential first-in-class TDP-43 PET tracers, identified using the Morphomer platform

Ref: Vokali et al., ALS/MND international conference, 2023

There are currently no imaging products targeting TDP-43 in the market. We believe the ability to image TDP-43 deposits in the brain will enable fundamental change in the approach toward treating primary and secondary TDP-43 proteinopathies including improved design for AD clinical trials to provide better outcomes for patients.

License agreements and collaborations

Our SupraAntigen and Morphomer platforms have generated large numbers of clinical assets that address multiple diseases related to protein misfolding. Selected key assets in the product pipeline have been licensed for upfront payments, milestones and royalties to help offset the cost of our research and internal product development. We have signed a number of licensing agreements with leading pharmaceutical companies to assist and accelerate the development of our product pipeline, including:

●	a worldwide licensing agreement with Genentech signed in November 2006 (and amended in March 2009, January 2013, May 2014 and May 2015) for anti-Abeta antibodies for AD. As announced on January 22, 2024, this agreement is being terminated;

●	a worldwide licensing agreement with Genentech signed in June 2012 (and amended in December 2015) for anti-Tau antibodies to treat AD. As announced on January 22, 2024, this agreement is being terminated;
●	a worldwide licensing agreement with Janssen signed in December 2014 (and amended in April 2016, July 2017, January 2019, November 2019, December 2022 and November 2023) for therapeutic anti-Tau active immunotherapies for AD, and potentially other Tauopathies, under which we may become eligible to receive payments totaling up to CHF 500 million, excluding royalties;
●	a worldwide licensing and collaboration agreement (LCA) with LMI (formerly Piramal Imaging SA) signed in May 2014 (and amended in June 2022) for small-molecule Tau ligands for use as PET tracers under which we may become eligible to receive payments totaling up to EUR 160 (CHF 151) million, excluding royalties; and
●	a worldwide license agreement with Lilly to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases, which was entered into in December 2018 (and amended in September 2019 and March 2020). The agreement was deemed effective on January 23, 2019. Under this agreement, we may become eligible to receive payments up to approximately CHF 1.9 billion, excluding royalties.

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

Currently, there are two approved disease-modifying products for AD. Most currently approved therapies seek to treat the symptoms of AD, but do not slow or stop the progression of the disease. In addition, commonly, there is off-label prescription of antidepressant and antipsychotic agents for more patients with advanced AD who may have agitation, aggressive behaviors, psychosis and depression.

Several new classes of disease-modifying agents could enter the AD market. Beyond monoclonal antibodies, our pipeline includes active immunotherapies: ACI-35.030 (targeting aggregated, phosphorylated Tau) and ACI-24.060 (targeting oligomeric and pyroGlu Abeta), and our small molecule Morphomer Tau program (inhibiting Tau aggregation).

The availability of novel diagnostic agents to visualize the disease development in patients with AD is critical for successful clinical development and commercialization of disease-modifying products in AD. At the forefront of this new diagnostic effort are PET agents for imaging of disease pathology, and in particular, Tau-targeting PET agents, which we believe will allow precise assessment of disease in patients with AD. A similar situation is developing in other NDDs, such as PD, where PET imaging is becoming available.

ACI-35.030. ACI-35.030, if approved, would potentially compete with other Tau-targeting active immunotherapies currently being developed. This could include, for example, the AADvac1 active immunotherapy being developed by Axon Neuroscience, which completed a Phase 2 study in 2019 and AV-1980R (Nuravax) which is expected to enter Phase 1 clinical development in the near future.

ACI-24.060 for AD. ACI-24.060, if approved, would potentially compete with other anti-Abeta-targeting active immunotherapies currently being developed. This includes the ABvac 40 (Araclon Biotech),which has completed a

Phase 2 study and UB-311(Vaxxinity), which has completed a Phase 2a study. In addition, Alzinova has completed a Phase 1b evaluation of ALZ-101 (Alzinova) and AV-1959D (Nuravax) is being evaluated in Phase 1 study.

ACI-24.060 for DS. ACI-24.060 is the first disease-modifying active immunotherapy candidate addressing DS-related AD, with a potential preventive and therapeutic application. Although there are symptomatic treatments of DS in clinical development, to our knowledge there are currently no other disease-modifying treatments in clinical development for AD in DS.

ACI-7104.056. ACI-7104.056, if approved, would potentially compete with other a-syn-targeting active immunotherapies. This includes the UB-312 active immunotherapy developed by Vaxxinity, for which a Phase 1b study was completed in June 2023.

Tau-PET tracer. Tauvid (previously known as Flortaucipir) was developed by Eli Lilly and approved by FDA in May 2020. However, should the Company’s PI-2620 be approved, it would also compete with (i) 18F-florzolotau (previously known as APN-1607), a product candidate in a Phase 3 study and being advanced by Aprinoia; (ii) 18F-MK-6240, which is being evaluated by Cerveau/Merck in a Phase 2 clinical trial in patients with ADAD; (iii) 18F-GTP1, which is being developed by Genentech and has completed a Phase 2 study in subjects at risk of developing ADAD, (iv) 18F-RO6958948, for which Roche has completed a Phase 1 study in patients with AD and (v) 18F-JNJ-067, for which Janssen has completed a Phase 1 study in patients with AD.

ACI-12589. ACI-12589, if approved, would potentially compete with other a-syn-targeting PET tracers. This includes the 18F-UCB-2897 tracer developed by UCB, which is being evaluated in a Phase 1 study.

Morphomer Tau. In collaboration with Lilly, we are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD and NeuroOrphan tauopathies. Continued candidate characterization across the research program also identified new and highly differentiated candidates with excellent cerebrospinal fluid exposure and selectivity for pathological aggregated Tau. There are only a few small molecule inhibitors of Tau aggregation in clinical development. TauRx has completed several Phase 3 trials of HMTM (TRx0037) for patients with AD or FTD. OLX07010 (Oligomerix) is undergoing a Phase 1 study.

Semorinemab. Semorinemab if further developed, would potentially compete with other Tau-targeting monoclonal antibodies in development. Bepranemab (UCB/Roche) and JNJ-63733657 (Janssen) are being evaluated in Phase 2 studies. E-2814 (Eisai) is being evaluated in a Phase 2/3 prevention study. A Phase 2 study of BMS-986446 (BMS/Prothena) is expected to start in H1 2024. Lu AF87908 (Lundbeck), APNmAb005 (Aprinoia Therapeutics), and MK-2214 (Merck/Teijin Pharma) are being evaluated in Phase 1 studies.

Crenezumab. Crenezumab, if further developed, would potentially compete with other monoclonal antibodies targeting Abeta. Eli Lilly is evaluating donanemab in studies of presymptomatic AD and has completed a Phase 3 study of donanemab for early symptomatic AD. Other Phase 3 studies of donanemab and remternetug (Eli Lilly) are ongoing. Aduhelm (Biogen) and Leqembi (BioArctic/Eisai/Biogen) have been approved by FDA under the accelerated (Aduhelm) and traditional (Leqembi) pathways for the treatment of patients with mild cognitive impairment and mild dementia. Eisai/Biogen are currently also developing a subcutaneous formulation of Leqembi. Roche is conducting a Phase 1/2 study of RO7126209 (trontinemab) in patients with mild to moderate AD. Acumen Pharmaceuticals completed a Phase 1 trial evaluating ACU193 in June 2023. Prothena’s Phase 1 trial assessing PRX012 is ongoing and an update is expected in 2024.

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

We have commenced a Phase 1b/2 study for AD in advance of potentially partnering this program. In the field of diagnostics, the parallel development of therapeutic compounds and companion diagnostics is of growing importance to the pharmaceutical and biopharmaceutical industries. The development timeframe of a PET diagnostic agent is significantly shorter than for a therapeutic product, providing the prospect for potential diagnostic product revenues to be realized quicker than potential therapeutic product revenues. Our Morphomer platform is particularly well suited to generate molecules for use in the development of diagnostics for NDDs which provides additional partnering opportunities.

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

As of December 31, 2023, we owned or co-owned with our collaboration and licensing partners, approximately 53 issued U.S. patents and 421 issued patents in other jurisdictions, as well as 37 pending U.S. patent applications and 515 pending foreign patent applications. As of December 31, 2023, we licensed approximately 34 issued U.S. patents and 312 issued patents in other jurisdictions, as well as 10 pending U.S. patent applications and 213 pending foreign patent applications.

The patent portfolios for our most advanced product candidates as of December 31, 2023 are summarized below:

Anti-Tau active immunotherapies

Our patent portfolio for anti-Tau active immunotherapies includes a patent family with composition-of-matter claims (including claims directed to the ACI-35 antigenic peptide and a pharmaceutical composition comprising such an antigenic peptide), claims directed to treating certain indications using ACI-35 including AD, and claims directed to using ACI-35 to induce an immune response. This patent family currently contains approximately 29 issued patents and two pending patent applications in 27 countries. The issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions.

Our patent portfolio for anti-Tau active immunotherapies also includes a patent family relating to therapeutic Tau active immunotherapies, including claims directed to a pharmaceutical composition comprising an antigenic Tau peptide, claims directed to using such active immunotherapies to induce an immune response in a subject, and claims directed to methods for preventing or treating a neurodegenerative disease or disorder, including AD, among others. This patent family currently contains 4 issued patents and approximately 51 pending patent applications in 41 countries. The issued patents and any patents issuing in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2038, excluding any additional term for patent term adjustments or patent term extensions.

ACI-24

Our patent portfolio for ACI-24 includes a patent family with composition-of-matter claims (including claims directed to the ACI-24 antigenic construct), claims directed to treating certain indications using ACI-24 including AD, and claims directed to using ACI-24 to induce an immune response. As of December 31, 2023, in this patent family, we owned approximately 29 issued patents and 4 pending patent applications in 30 countries. With respect to the U.S., we owned two issued U.S. patents. The issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2026, excluding any additional term for patent term adjustments or patent term extensions.

Our patent portfolio for ACI-24 also includes a patent family directed to the use of the ACI-24 active immunotherapy in the treatment and/or prevention of memory and/or cognitive impairments or abnormalities in the DS population, among others. As of December 31, 2023, in this patent family, we owned approximately 14 issued patents and 5 pending patent applications in 18 countries. Issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2032, excluding any additional term for patent term adjustments or patent term extensions.

Our patent portfolio for ACI-24 also includes a patent family relating to therapeutic anti-Abeta treatment claims (including claims directed to a pharmaceutical composition comprising an antigenic peptide), and claims directed to using such active immunotherapies in treating, preventing, inducing a protective immune response against or alleviating the symptoms associated with an Abeta-associated disease in a subject, among others. As of December 31, 2023, in this patent family, we owned one issued U.S. patent and approximately 34 pending patent applications in 32 countries. Any issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2039, excluding any additional term for patent term adjustments or patent term extensions.

ACI-7104

Our patent portfolio relating to ACI-7104 includes patents and patent applications with composition-of-matter claims (including claims directed to the peptide, as well as pharmaceutical formulations comprising the peptide), and claims directed to the use of compounds comprising the peptide in treating or preventing synucleinopathies including PD and MSA.

Our patent portfolio relating to ACI-7104 includes patents and patent applications that we own in two different patent families. As of December 31, 2023, in these patent families, we owned approximately 16 issued patents and 16 pending patent applications, in 11 countries. With respect to the U.S., we owned three issued U.S. patents. Issued patents in the basic patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2029, excluding any additional term for patent term adjustments or patent term extensions.

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

Our patent portfolio relating to PI-2620 includes patent applications that we own or co-own in three different patent families. As of December 31, 2023, we owned or co-owned 12 patents and approximately 6 patent applications in 16 countries in our main patent family directed to the PI-2620 molecule, its precursor and methods of using the PI-2620 to diagnose certain indications, including AD and PSP. This main patent family includes one issued U.S. patent. If the appropriate maintenance, renewal, annuity, or other governmental fees are paid, national-stage applications claiming priority from this PCT patent application, if issued, are expected to expire in 2037, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

ACI-12589

Our patent portfolio relating to a-syn diagnostics includes composition of matter claims (including claims directed to the ACI-12589 molecule, its precursor, and diagnostic compositions comprising the molecule), and claims directed to use of the molecule in imaging and in diagnostics of a-synucleinopathies including PD and MSA.

Our patent portfolio relating to a-syn diagnostics includes patents and patent applications that we own in ten different patent families. As of December 31, 2023, we owned or co-owned approximately 17 patent applications in 17 countries in our main patent family directed to the ACI-12589 molecule, its precursor, diagnostic compositions, and methods of using ACI-12589 for imaging and diagnostics of a-synucleinopathies including PD and MSA. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, any issued patents are expected to provide protection up to 2041, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

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

Our patent portfolio relating to the Morphomer Tau therapeutic program includes patent applications that we own or co-own in four different patent families. As of December 31, 2023, we owned approximately 10 pending patent applications and 6 issued patents, including one U.S. issued patent in our main patent family directed to the ACI-3024 small molecule Tau aggregation inhibitor. If the appropriate maintenance, renewal, annuity, or other governmental fees are paid, national-stage applications claiming priority from this PCT patent application, if issued, are expected to expire in 2039, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

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

Our patent portfolio relating to crenezumab includes patents and patent applications that we own or co-own in four different patent families. As of December 31, 2023, we owned or co-owned approximately 51 patents (not including the patents in the individual countries where the issued European patent was validated) and 13 patent applications in 34 countries in our main patent family directed to the crenezumab antibody and methods of using the crenezumab antibody to treat certain indications, including AD. This patent portfolio includes three issued U.S. patents and one pending U.S. patent applications, which, if the appropriate maintenance or other governmental fees are paid, are expected to expire in 2027, excluding any additional term for patent term adjustments or patent term extensions. This patent portfolio also includes a PCT patent application that was filed on July 13, 2007. If the appropriate maintenance, renewal, annuity, or other governmental fees are paid, national-stage applications claiming priority from this PCT patent application, if issued, are expected to expire in 2027, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

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

After manufacturing, our products are submitted to extensive characterization and QC testing plans performed by using either generic or properly developed analytical methods that are qualified or validated; this ensures the accuracy of the results generated and provides evidence of the quality of our products. In addition, our products are submitted to periodic, standardized and controlled stability programs aimed at demonstrating product stability during the storage period and thus assign an expiry date after which the products cannot longer be used; this, in addition to guaranteeing the safety of the products, supports the definition of a suitable supply chain that may encompass the distribution of the products in different continents.

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

Interaction with CMOs

Finally, our partnerships with CMOs are managed through an efficient project management platform in which teams are formed with the representatives of each key function from both parties. Meetings occur either through virtual on-line conferences aimed at updating short-term actions or face-to-face conferences when mid- to long-term development plans are discussed.

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

A science-driven approach is the cornerstone of our interactions and this has helped us to build and maintain a high level of trust with regulators. Besides informal conversations with the authorities, our regulatory department has conducted several pre-Investigational New Drug (pre-IND), Type B and Type C meetings with the FDA (ACI-24.060 for AD and DS, ACI-7104.056 and PI-2620) and Scientific Advice meetings, which are the European equivalent of pre-IND meetings (with the German Paul-Ehrlich-Institut, Swedish Medical Products Agency; UK Medicine & Healthcare Products Regulatory Agency, Finnish Medicines Agency, the Spanish Agency of Medicines and Medical Devices and the EMA). Since 2008, our regulatory department has filed a total of 24 clinical trial applications in the EU (one each in Austria, Denmark, the Netherlands and Poland, two in Spain, three in Germany, three in Sweden, four in Finland and eight in the UK) and 5 INDs in the U.S. Furthermore, our regulatory department successfully applied for and obtained FDA Fast Track designation for ACI-24.060 in AD. Given the seriousness of AD and public pressure for new therapeutics, we consider regulatory agencies to be important stakeholders in our product development strategies. We are committed to working closely with global regulatory authorities to adhere to and achieve the highest levels of safety and quality of our product candidates in the most timely and efficient manner. The transparency we have achieved and our goal of a close working relationship with the regulatory agencies, in particular the FDA and the EMA, are intended to facilitate expeditious execution through the regulatory approval process.

Our regulatory department contains a QA group. As every quality issue ultimately requires regulatory involvement and input, this approach is intended to lead to rapid resolution of issues and ensure full compliance to satisfy both the reviewers and the inspectors at the government health authorities. Our regulatory department is charged with keeping our entire organization, directly or indirectly involved in the clinical study application process, in a state of “inspection readiness.” To that end, we ensure that the Trial Master Files are complete and regularly updated. Our QA group is also tasked with generating our annual quality plan. The personnel tasked with QA have issued a set of approximately 136 standard operating procedures and working instructions and continuously train the relevant staff. Our QA personnel conduct regular audits, including in-person audits of the contract manufacturers, contract research organizations and laboratories conducting primary endpoint analysis. In addition, we have a full-time QA documentation assistant to ensure good documentation practice and archiving.

Product approval process

The clinical studies, manufacturing, labeling, storage, distribution, record-keeping, advertising, promotion, import, export and marketing, among other things, of our product candidates are subject to extensive regulation by governmental authorities in the U.S. and other countries. The U.S. FDA, under the Federal Food, Drug, and Cosmetic Act (FDCA), regulates pharmaceutical products in the U.S. The steps required before a drug may be approved for marketing in the U.S. generally include:

●	the completion of preclinical laboratory tests and animal tests conducted under cGLP regulations;
●	the submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical studies commence;
●	obtaining a positive opinion from the ethics committee (Europe)/institutional review board (U.S.) to commence study on human subjects;
●	the performance of adequate and well-controlled human clinical studies to establish the safety and efficacy of the product candidate for each proposed indication and conducted in accordance with cGCP requirements;
●	pre-NDA submission meeting with FDA (highly recommended);
●	the submission to the FDA of an NDA;
●	the FDA’s acceptance of the NDA;
●	satisfactory completion of an FDA Pre-Approval Inspection (PAI) of the manufacturing facilities at which the product is made to assess compliance with cGMP requirements;
●	the FDA’s review and approval of an NDA prior to any commercial marketing or sale of the drug in the U.S.
●	In the EU, a similar process exists as in the US, with the additional involvement of payors early on in the development process. Notably, the possibility of having parallel scientific advice from the EMA or Health Technology Assessment body whereby the payors are involved at the outset (Phase 2), which is intended to facilitate the design of clinical studies to target primarily populations with a high chance of obtaining reimbursement and accelerate the process of time to reimbursement.

The FDA has various programs, including Fast Track, Priority review, Accelerated Approval and Breakthrough Therapy designation, which are intended to increase agency interactions, expedite or facilitate the process for reviewing product candidates, and/or provide for initial approval based on surrogate endpoints. We believe that one or more of our product candidates may qualify for some of these expedited development and review programs, as exemplified by the Fast Track designation granted for ACI-24.060. However, even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product candidate no longer meets the conditions for qualification.

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

We estimate that it generally takes 10 to 15 years, or possibly longer, to discover, develop and bring to market a new pharmaceutical or biopharmaceutical product in the U.S. Several years may be needed to complete each phase, including discovery, preclinical, Phase 1, 2 or 3, or marketing authorization.

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

The cost of preparing and submitting an NDA is substantial. Under federal law, NDAs are subject to substantial application user fees and the sponsor of an approved NDA is also subject to annual product and establishment user fees. Under the Prescription Drug User Fee Act (PDUFA), as amended, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA VI eliminates fees for supplements as well as for establishments, although applicants will be assessed for annual prescription drug program fees for prescription drug products, rather than the prescription drug product fee assessed under the previous iteration of PDUFA. According to the FDA’s fee schedule for the 2024 FY, the user fee for each NDA application requiring clinical data is USD 4,048,695 and the annual program fee is USD 416,734. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

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

Orphan-drug designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is a disease or condition that either affects fewer than 200,000 individuals in the U.S., or affects more than 200,000 individuals in the U.S. but there is no reasonable expectation that the cost of developing and making a drug product available in the U.S. for this type of disease or condition will be recovered from sales of the product in the U.S. Orphan-product designation must be requested before submitting an NDA. After the FDA grants orphan-product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan-product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

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

Regulation in the EU

Product development, the regulatory approval process, and safety monitoring of medicinal products and their manufacturers in the EU proceed in much the same manner as they do in the U.S. Therefore, many of the issues discussed above apply similarly in the context of the EU. In addition, drugs are subject to the extensive price and reimbursement regulations of the various EU Member States.

Clinical studies

As is the case in the U.S., the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls. The new Clinical Trials Regulation (Regulation (EU) No 536/2014) came into force on 31 January 2022. The new Regulation repealed the Clinical Trials Directive (EC) No. 2001/20/EC and national implementing legislation in the EU Member States, which regulated clinical trials in the EU until the Regulation's entry into application. A transition period applies to new clinical trial submissions under the Regulation. New clinical trial applications could be submitted under the Clinical Trials Directive until 30 January 2023, after which all new clinical trial applications were required to be submitted under the Regulation. Ongoing clinical trials under the Clinical Trials Directive have until 30 January 2025 to transition to the Regulation. The Regulation, provides a system for the approval of clinical studies in the European Union via a single online platform known as the Clinical Trials Information System (CTIS) for approval to run a clinical trial in several European countries, making it more efficient to carry out such multinational trials. Under this system, a single application dossier is submitted through CTIS to all Concerned Member States (CMS) where it is intended to conduct the trial. Using a harmonized format, the dossier consists of two parts, Part I contains the more scientific documents, whereas Part II contains the national documents. The review and evaluation is coordinated by one of the Member States, referred to as the Reference Member State (RMS). The Reference Member State is responsible for the evaluation of Part I whereas Part II assessment will be conducted separately by each individual CMS for its own country, including the review by the Ethics Committee. A clinical trial may only be started after the positive assessment by the RMS, and the approval by each CMS. A clinical trial may only be undertaken if provision has been made for insurance or indemnity to cover the liability of the investigator or sponsor. In certain countries, the sponsor of a clinical trial has a strict (faultless) liability for any (direct or indirect) damage suffered by trial subjects. The sponsor of a clinical trial, or its legal representative, must be based in the EEA. European regulators and ethics committees also require the submission of AE reports during a study and a copy of the final study report.

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

In addition, there has been heightened governmental scrutiny in the U.S. of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At both the federal and state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. One significant example of recent legislative action is the IRA, which has been considered a scaled-back version of the Build Back Better Act. The IRA was signed into law on August 16, 2022. While the IRA is still subject to rulemaking (with more information to come via guidance documents from the responsible federal agencies), the IRA, as written, will, among other changes, give HHS the ability and authority to directly negotiate with manufacturers the price that Medicare will pay for certain high-priced drugs. The IRA will also require manufacturers of certain Part B and Part D drugs to issue to HHS rebates based on certain calculations and triggers (i.e. when drug prices increase and outpace the rate of inflation). At this time, we cannot predict the implications the IRA provisions will have on our business.

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

D.Property, plant and equipment

The Company’s capital expenditures were CHF 0.8 million in 2023 with CHF 0.5 million for laboratory equipment and leasehold improvements. These investments were made to enhance our research facilities.

Facilities

We do not own any real property. The table below details the sizes and uses of our leased facilities as of December 31, 2023:

Location	Primary Function	Approximate Size
École Polytechnique Fédérale Lausanne (EPFL) Innovation Park Building B, 1015 Lausanne, Vaud, Switzerland	Headquarters Research, discovery, preclinical and clinical development Chemistry manufacturing and control	29,000 square feet
1230 Avenue of the Americas Suite 1634 New York, New York 10020	U.S. operations	1,600 square feet

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

A.Operating results

Overview

To date, we have primarily financed our operations through the proceeds from our public offerings, share issuances, contract revenues from license and collaboration agreements and grants. We have no products approved for commercialization and have never generated any revenues from product sales. Pharmaceutical and biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we or our collaboration partners complete pivotal clinical studies and have a product candidate approved for commercialization, and we begin to generate revenue and royalties from product sales. Since our inception, we have received upfront and milestone payments from our collaboration partners and certain other revenue. However, we have also incurred significant operating losses. We incurred net losses of CHF 54.2 million for the fiscal year ended December 31, 2023 and have an accumulated losses balance of CHF 316.2 million as of December 31, 2023.

Strategic collaborations and licensing agreements

Since our inception, we have entered into strategic collaboration agreements with a range of partners covering a number of our product candidates. We entered into a strategic collaboration with Genentech in November 2006 (as amended in March 2009, January 2013, May 2014 and May 2015) regarding the development, manufacture and commercialization of anti-Abeta antibodies including crenezumab, and we refer to this agreement as the 2006 Agreement. As announced on January 22, 2024, AC Immune will regain the global rights to crenezumab following termination of the collaboration agreement with Genentech, which termination will be effective in April 2024.

In June 2012, we entered into an additional strategic collaboration agreement with Genentech regarding the development, manufacture and commercialization of anti-Tau antibodies, which covers semorinemab, and we refer to this agreement as the 2012 Agreement. As announced on January 22, 2024, AC Immune will regain the global rights to semorinemab following termination of the collaboration agreement with Genentech, which termination will be effective in April 2024.

In May 2014 (as amended in June 2022), we entered into a license and collaboration agreement with LMI (formerly Piramal Imaging SA) covering our Tau-PET Imaging tracers.

In December 2014 (as amended in April 2016, July 2017, January 2019, November 2019, December 2022 and November 2023), we entered into a strategic collaboration agreement with Janssen regarding the development, manufacture and commercialization of anti-Tau active immunotherapies, which covers ACI-35.030. We expect to capitalize on Johnson & Johnson’s extensive regulatory expertise and experience in developing, manufacturing and, if approved, commercializing active immunotherapies to bring ACI-35.030 to market.

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

Genentech, a member of the Roche Group

As mentioned above, the Company announced on January 22, 2024 that it will regain the global rights to crenezumab and semorinemab following termination of the collaboration agreements with Genentech, which will be effective in April 2024.

Anti-Abeta antibody in AD – 2006 agreement

In November 2006, we signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal therapeutic antibody targeting misfolded Abeta. The agreement was amended March 2009, January 2013, May 2014 and May 2015. The collaboration agreement will be terminated effective April 2024.

We have received total milestone payments of USD 65 (CHF 70.1) million comprised of an upfront payment of USD 25 (CHF 31.6) million and of USD 40 (CHF 38.2) million for clinical development milestones achieved, all prior to January 1, 2017.

Anti-Tau antibody in AD – 2012 agreement

In June 2012, we entered into a second agreement with Genentech to research, develop and commercialize our anti-Tau antibodies for use as immunotherapeutics and diagnostics. The agreement was amended in December 2015. This collaboration agreement will be terminated effective April 2024.

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

Janssen Pharmaceuticals, Inc.

Tau Active Immunotherapy in AD – 2014 agreement

In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc. (Janssen), part of the Janssen Pharmaceutical Companies of Johnson & Johnson, to develop and commercialize therapeutic anti-Tau active immunotherapies for the treatment of AD and potentially other Tauopathies. The value of this collaboration is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low-double digits to the mid-teens for the ACI-35.030 active immunotherapy program. In April 2016, July 2017, January 2019, November 2019, December 2022 and November 2023, the companies entered into the first, second, third, fourth, fifth and sixth amendments, respectively. These amendments allow for the alignment of certain payment and activity provisions with the Development Plan and Research Plan activities. We and Janssen have completed the co-development of the second-generation lead active immunotherapies, ACI-35.030 and JACI-35.054, through Phase 1b/2a. In November 2022, it was announced that ACI-35.030 was selected to advance into further development based on interim data from the ongoing Phase 1b/2a trial. In December 2023, it was announced that Janssen has programmed the launch of the Phase 2b clinical study to evaluate ACI-35.030 (JNJ-64042056) in patients with preclinical AD, those individuals not yet showing

symptoms.AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35.030.

The Company received an upfront, non-refundable license fee of CHF 25.9 million, which we recognized as revenue in 2014. In May 2016, we received a payment of CHF 4.9 million for reaching a clinical milestone in the Phase 1b study. In December 2023, we were entitled to receive a milestone payment of CHF 14.8 million for the commencement of the first Phase 2b clinical study. The Company recognized this income as revenue because we deemed it highly probable that this milestone would be obtained and would not be subject to reversal in the future.

The structure of the collaboration agreement is as follows:

●	A right-of-use license.
●	Clinical milestone payments: payable upon reaching certain milestones in the Phase 1b study, commencement of the first Phase 2b development, upon reaching enrollment thresholds in the first Phase 2b, commencement of the first Phase 3 trial or regulatory filing of a product for AD indication based on Phase 2b data without a Phase 3 trial. In addition, for a second indication, clinical milestone payments would be payable upon commencement of a Phase 3 clinical study, which would be payable concurrently with the first regulatory milestone, if Janssen were to file for regulatory approval based on Phase 2 clinical data.
●	Regulatory milestone payments: payable upon making regulatory filings in the U.S., Europe, and Japan, respectively. In addition, for a second indication, similar regulatory milestones would be payable. For a second indication, additional regulatory milestone payments are payable by Janssen to us upon receipt of each of the regulatory approvals in the U.S., Europe and Japan.
●	Commercialization milestones: payable upon making a first commercial sale in each of the U.S., Europe and Japan, and upon achieving certain commercial milestones.
●	Royalties: payable on sales, with royalty rates differing based on the level of annual sales. We may receive royalties on sales at a percentage rate ranging from the low-double digits to the mid-teens for the ACI-35.030 active immunotherapy program.

Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the first Phase 1b clinical study in 2016 by providing 90 days’ notice to us. If not otherwise terminated, the agreement shall continue until the expiration of all royalty obligations as outlined in the contract.

LMI (formerly Piramal Imaging SA)

Tau-PET imaging agent – 2014 agreement

In May 2014 (as amended in June 2022), we entered into an agreement, our first diagnostic partnership, with LMI, the former Piramal Imaging SA. The partnership with LMI is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein PET tracers supporting the early diagnosis and clinical management of AD and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 160 (CHF 151) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low-teens. LMI may terminate the LCA at any time by providing 3 months’ notice to us.

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

Grants

Michael J. Fox Foundation for Parkinson’s Research

In May 2020, the Company, as part of a joint arrangement with Skåne University Hospital (Skåne) in Sweden, was awarded a USD 3.2 (CHF 3.0) million grant from the MJFF’s Ken Griffin Alpha-synuclein Imaging Competition. As part of this grant, AC Immune was eligible to receive USD 2.5 (CHF 2.3) million directly from the MJFF. Skåne was to receive USD 0.7 (CHF 0.7) million of the total grant directly from the MJFF over two years to conduct and support the clinical arm of the project. In August 2022, the Company received follow-on grant funding as part of its joint arrangement with Skåne totaling USD 0.5 (CHF 0.5) million for the continued development of its alpha-synuclein PET imaging diagnostic agent. As part of this grant, the Company received USD 0.4 (CHF 0.4) million directly from the MJFF. Skåne received USD 0.1 (CHF 0.1) million of the total grant directly from the MJFF over the duration of the grant period.

In December 2021, the Company announced that it had been awarded two grants totaling USD 1.5 (CHF 1.4) million to advance small molecule PD programs. One award supported an existing early-stage program to develop small molecules that can prevent intracellular aggregation and spreading of a-syn. The other award funded research on the therapeutic potential of chemically and mechanistically novel, brain penetrant small molecule inhibitors of NLRP3 inflammasome activation for the treatment of PD.

In February 2023, the Company announced that it had been awarded a new grant totaling USD 0.5 (CHF 0.4) million from the MJFF to support the development of its TDP-43 PET tracer program.

Grant from the Target ALS Foundation

In Q1 2021, AC Immune was awarded a USD 0.3 (CHF 0.2) million grant from Target ALS. This grant funded a collaboration between the Company and the Investigators at the Healey Center for ALS at Massachusetts General Hospital (MGH) to accelerate the development of the Company’s proprietary immunoassays to detect disease-associated forms of TDP-43 in CSF and blood samples. The Company was awarded an additional one-year grant in December 2022 for USD 0.1 (CHF 0.1) million to continue the project, which was completed in 2023. Subsequently, in December 2023, AC Immune was awarded another one-year grant for the same amount, USD 0.1 (CHF 0.1) million, to continue its work.

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

Our contract revenues have experienced fluctuations over the past three years as a result of the timing of milestone achievement and the size of each milestone payment. We expect that any revenue we generate from our collaboration agreements with each of Lilly, Janssen and LMI and/or from any other current or future collaboration partners will fluctuate from year to year as a result of the timing and amount of milestones and other payments.

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

Our investment in research and development activities, including the clinical development of our product candidates has historically been, and is projected to be, more than 75% of our total annual operating costs. Research and development expenses represent costs incurred to conduct research, such as the discovery and development of our product candidates, as well as development of new product candidates from our SupraAntigen and Morphomer platforms and the development of product candidates pursuant to our collaboration agreements with Lilly, Janssen and LMI. We recognize all research and development costs as they are incurred. Clinical study costs, contract manufacturing and other development costs incurred by third parties are expensed as the contracted work is performed. At present, most of our research activities comprise three major areas:

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

We expect that our total future research and development costs will increase over current levels in line with our three-pillar strategy that focuses on (i) AD, (ii) focused non-AD NDD including PD, ALS and NeuroOrphan indications and (iii) diagnostics.

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

Exchange differences consist of foreign exchange transactions and re-measurement gains and losses that arise from our cash being held in currency other than Swiss Francs, certain collaboration agreements such as the collaboration agreements with LMI being denominated in currencies other than Swiss Francs, and selected purchases, which we effect in foreign currencies.

Taxation

AC Immune is subject to corporate Swiss federal, cantonal and communal taxation, respectively, in Switzerland, Canton of Vaud, Commune of Ecublens, near Lausanne. We are also subject to taxation in other jurisdictions in which we operate, in particular, the United States where our wholly-owned subsidiary is incorporated.

We are entitled under Swiss laws to carry forward any losses incurred for a period of 7 years and can offset our losses carried forward against future taxes. As of December 31, 2023, we had tax loss carry-forwards totaling CHF 313.0 million (provisional amount; tax loss is definitively recognized by Swiss tax authorities once set-off against taxable income). There is no certainty that we will make sufficient profits to be able to utilize these tax loss carry-forwards in full.

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

Value added tax (VAT) is charged on all qualifying goods and services supplied by VAT-registered businesses. Rates vary based on category, but the Company applies a standard rate of 8.1% since January 1, 2024 on the value of the goods or services to all sales invoices, which is payable to the Swiss tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the Swiss tax authorities.

Results of operations

The numbers below have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The discussion below should be read along with these consolidated financial statements and it is qualified in its entirety by reference to them.

Comparison of the years ended December 31, 2023 and 2022

Contract revenue

For the year ended December 31, 2023, AC Immune generated CHF 14.8 million in contract revenues compared with CHF 3.9 million for the comparable period in 2022. This represents an increase of CHF 10.9 million. The following table summarizes our contract revenues during the years ended December 31, 2023 and 2022:

	For the Year Ended
	December 31,
In CHF thousands	2023	2022	Change
Contract revenue	14,801	3,935	10,866
Total revenue	14,801	3,935	10,866

Our contract revenues experience fluctuations as a result of securing new collaboration agreements, the timing of milestone achievements and the size of each milestone payment. For the year ended December 31, 2023, our contract revenues of CHF 14.8 million were related to the commencement of the first Phase 2b clinical study of ACI-35.056 per our agreement with Janssen. For the year ended December 31, 2022 our contract revenues of CHF 3.9 million were wholly related to the progression of the Tau-PET Tracer PI-2620 into late-stage development in AD per our agreement with LMI.

Research and development expenses

Research and development activities are essential to our business and represent the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Our collaboration agreements have different agreements to share costs for the development of our product candidates.

We have completed our co-development costs with Janssen for the Phase 1b/2a studies for our active immunotherapy, ACI-35.030 and JACI-35.054. AC Immune and Janssen will jointly share research and development costs for the first Phase 2b (however, AC Immune’s contribution to the first Phase 2b trial is capped (and remaining costs for AC Immune are non-material). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization.

We intend to increase our R&D costs associated with the advancement of our active immunotherapies, ACI-24.060 targeting Abeta in AD and AD in DS and ACI-7104.056 targeting a-syn in PD, through mid- and late-stage clinical development, as well as through investments in our diagnostic programs.

Finally, we intend to further advance the characterization of our other clinical and preclinical candidates, such as our Morphomer Tau program. In addition to the collaborative arrangements and proprietarily held assets, we expect that our total future R&D costs will increase over current levels, in line with our three-pillar strategy that focuses on (i) AD, (ii) expand in PD and non-AD neurodegenerative diseases, including NeuroOrphan indications and LATE and (iii) diagnostics.

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

For the year ended December 31, 2023, research and development expenses totaled CHF 54.6 million compared with CHF 60.3 million for the comparable period in 2022. This represents a decrease of CHF 5.7 million. The following table presents the research and development expenses during the years ended December 31, 2023 and 2022:

Detailed research and development expenditures by major development category

	For the Year Ended
	December 31,
In CHF thousands	2023	2022	Change
Discovery and preclinical expenses	11,117	16,889	(5,772)
Clinical expenses	11,095	13,089	(1,994)
Group function expenses	1,363	1,574	(211)
Total direct R&D expenses	23,575	31,552	(7,977)
Payroll expenses	19,499	17,548	1,951
Share-based compensation	1,909	1,622	287
Other non-allocated	9,623	9,614	9
Total R&D expenses	54,606	60,336	(5,730)

	For the Year Ended
	December 31,
In CHF thousands	2023	2022	Change
Operating expenses[1]	33,198	41,166	(7,968)
Salaries and related costs[2]	21,408	19,170	2,238
Total R&D expenses	54,606	60,336	(5,730)

1Includes depreciation expenses

2Includes share-based compensation

For the year ended December 31, 2023:

Discovery and preclinical expenses decreased by CHF 5.8 million, primarily due to:

●	a decrease of CHF 1.8 million due to the completion of preclinical studies for our Morphomer Tau program, CHF 1.0 million in ACI-24.060 due to the program advancing into the Phase 1b/2 ABATE study, CHF 0.9 million for our anti-TDP-43 antibody due to the completion of certain manufacturing activities in the prior period, CHF 0.8 million in ACI-7104.056 due to toxicology studies and validation activities conducted in the prior period and CHF 1.3 million in other discovery and preclinical programs.

Clinical expenses decreased by CHF 2.0 million, primarily due to:

●	a decrease of CHF 3.4 million for the clinical development of ACI-35.030 driven by the completion of the Phase 1b/2a and the advancement into Phase 2b, where the costs are assumed by Janssen and CHF 0.1 million in other clinical programs.

partially offset by:

●	an increase of CHF 1.5 million for the continued clinical development of our Phase 1b/2 ABATE study for our ACI-24.060.

The variances in Group function expenses relate to regulatory and quality assurance, intellectual property and other non-allocated costs.

Total salaries and related costs increased by CHF 2.2 million, primarily due to the annualization of 2022 hires, which resulted in an increase in salary- and benefit-related costs of CHF 1.9 million, as well as an incremental CHF 0.3 million in share-based compensation expense.

The increase in other non-allocated expenses, which is immaterial, relates to certain non-allocated functional expenses.

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs, including share-based compensation, professional fees such as legal and accounting related services, infrastructure expenses, and other operating expenses.

For the year ended December 31, 2023, general and administrative expenses totaled CHF 15.3 million compared with CHF 15.8 million for the comparable period in 2022. This represents a decrease of CHF 0.5 million. The following table presents the general and administrative expenses during the years ended December 31, 2023 and 2022:

	For the Year Ended
	December 31,
In CHF thousands	2023	2022	Change
Operating expenses[1]	4,729	6,207	(1,478)
Salaries and related costs[2]	10,576	9,582	994
Total general and administrative expenses	15,305	15,789	(484)

1Includes depreciation expenses

2Includes share-based compensation

For the year ended December 31, 2023, this decrease is primarily due to:

●	a decrease of CHF 1.5 million in operating expenses related to a reduction of CHF 0.5 million in our directors’ and officers’ insurance for the period and a reduction across various cost centers,

partially offset by:

●	a CHF 1.0 million increase in salaries and related costs, mostly related to an increase in share-based compensation expense, resulting from the equity awards granted in 2023 to the members of management and employees.

Other operating income/(expense), net

For the year ended December 31, 2023, other operating income/(expense), net totaled CHF 1.5 million in income compared with CHF 1.3 million in income for the comparable period in 2022. This represents an increase of CHF 0.2 million, which is immaterial. The following table presents the other operating income/(expense) during the years ended December 31, 2023 and 2022:

	For the Year Ended
	December 31,
In CHF thousands	2023	2022	Change
Other operating income/(expense), net	1,486	1,343	143
Total other operating income/(expense), net	1,486	1,343	143

Finance result, net

For the year ended December 31, 2023, finance result was a CHF 0.6 million loss compared with a CHF 0.1 million gain for the comparable period in 2022. This represents a decrease of CHF 0.7 million. The following table presents the finance result during the years ended December 31, 2023 and 2022:

	For the Year Ended
	December 31,
In CHF thousands	2023	2022	Change
Financial income	1,044	69	975
Financial expense	(176)	(355)	179
Exchange differences	(1,467)	393	(1,860)
Finance result, net	(599)	107	(706)

The change in net finance result of CHF 0.7 million primarily related to:

●	a CHF 1.9 million decrease explained by unfavorable foreign currency exchange differences related to movement in the CHF versus foreign currencies, predominantly the US Dollar,

partially offset by:

●	a CHF 1.0 million increase in financial income, combined with a decrease of CHF 0.2 million in financial expense, due to the transition from negative to positive interest rates for our interest-bearing deposit accounts.

B.Liquidity and capital resources

Cash flows

Comparison of the years ended December 31, 2023 and 2022

The following table summarizes our cash flows for the periods indicated:

	For the Year Ended
	December 31,
In CHF thousands	2023	2022	Change
Net cash provided by/ (used in):
Operating activities	(60,408)	(73,568)	13,160
Investing activities	65,645	23,763	41,882
Financing activities	43,250	(1,346)	44,596
Net increase/(decrease) in cash and cash equivalents	48,487	(51,151)	99,638

Operating activities

Net cash used in operating activities was CHF 60.4 million for the year ended December 31, 2023 compared with net cash used in operating activities of CHF 73.6 million for the year ended December 31, 2022. The change in cash used in operating activities for the year ended December 31, 2023 was due to (i) the Company’s reporting a net loss of CHF 54.2 million for the year ended December 31, 2023 compared with net loss of CHF 70.8 million for the same period in 2022, (ii) an increase of CHF 2.5 million in non-cash adjustments, predominantly driven by an increase of CHF 1.5 million in finance (income)/expense, net, (iii) an increase of CHF 14.8 million in account receivable for the period, which relates to the milestone recognized from Janssen and (iv) an increase of CHF 1.1 million and CHF 0.8 million in accrued expenses and trade and other payables for the period, respectively, compared with a decrease of CHF 6.1 million and CHF 1.1 million in the prior period, respectively, representing cash outflows associated with the timing of certain payments during the period.

Investing activities

Net cash provided by investing activities was CHF 65.6 million for the year ended December 31, 2023 compared with net cash provided by investing activities of CHF 23.8 million for the year ended December 31, 2022. A net amount of CHF 66.4 million of short-term financial assets matured for the year ended December 31, 2023, compared to a net maturation of CHF 25.0 million of short-term financial assets in the prior period. Additionally, the Company spent CHF 0.8 million on property, plant and equipment, predominantly to enhance its laboratory and IT equipment.

Financing activities

Net cash provided by financing activities was CHF 43.3 million for the year ended December 31, 2023, compared with net cash used in financing activities of CHF 1.3 million for the year ended December 31, 2022. The increase of CHF 44.6 million is predominantly related to (i) CHF 41.1 million in net proceeds raised from follow-on offering in 2023 compared to no such activity in 2022 and (ii) CHF 2.7 million received from proceeds from the sale of treasury shares in public offerings, net of underwriting fees and transaction costs compared to a limited activity in 2022.

Operating capital requirements and plan of operations

We do not expect to generate revenues from royalties based on product sales unless and until our collaboration partners or we obtain regulatory approval of, and successfully commercialize, our current or any future product candidates. As of December 31, 2023, we had cash and cash equivalents of CHF 78.5 million and short-term financial assets of CHF 24.6 million, resulting in CHF 103.1 million of liquidity. The decrease of CHF 19.5 million relative to December 31, 2022 was predominantly related to R&D spending on our major discovery and R&D programs, the strengthening of the Company’s infrastructure, systems and organization and other operating expenditures. This was partially offset by net proceeds received from the follow-on offering and the sale of treasury shares in 2023. On February 1, 2024, the Company received the milestone payment of CHF 14.8 million due from Janssen for the commencement of first Phase 2b clinical study. We believe that our existing capital resources will be sufficient to meet our projected operating requirements into Q1 2026, assuming potential milestone payment of CHF 24.6 million related to achieving a non-disclosed enrollment target for our ACI-35.030 and no other milestones. There can be no certainty as to the exact timing of future milestone payments, or in fact, whether any of these will ever be made, given that they are contingent on clear milestones being reached.

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

The Company currently projects CHF 1.1 million in undiscounted short-term lease obligations and CHF 3.0 million in undiscounted long-term lease obligations. Additionally, the Company projects CHF 21.4 million in short-term purchase commitments and CHF 25.8 million in long-term purchase commitments predominantly driven by R&D activities.

ATM program

Commencing in September 2020, the Company established an “at the market offering” (ATM) for the sale of up to USD 80.0 (CHF 68.1) million worth of our common shares from time to time by entering into an Open Market Sale Agreement (Sales Agreement) with Jefferies LLC (Jefferies). In Q2 2021, we filed a new registration statement on Form F-3 and entered into a new Sales Agreement in Q2 2021 to replace and extend the ATM program. To date, the Company has sold 2,149,202 common shares previously held as treasury shares pursuant to the new Sales Agreement, raising USD 16.3 (CHF 14.8) million, net of underwriting fees and transaction costs.

Comparison of the years ended December 31, 2022 and 2021

For a discussion of the financial results and condition for the fiscal year ended December 31, 2021, please refer to “Item 5. Operating and financial review and prospects—A. Operating results—Comparison of the years ended December 31, 2022 and 2021” of our Annual Report on Form 20-F for the year ended December 31, 2022 filed on March 16, 2023.

C.Research and development, patents and licenses, etc.

See “Item 4. Information on the Company—B. Business overview” and “Item 5. Operating and financial review and prospects—A. Operating results—results of operations.”

D.Trend information

See “Item 5. Operating and financial review and prospects.”

E.Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. See “Note 3. Summary of material accounting policies” to our consolidated financial statements for a description of the most significant accounting policies applied in the preparation of our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and senior management

Executive Officers, other key employees and board of directors

The following table presents information about our executive officers, other key employees, and directors and director nominees, including their ages, as of March 1, 2024. The term of each of our directors is 1 year and, accordingly, will expire at our 2024 annual shareholder meeting to be held in June 2024.

			Initial year of
Name	Position	Age	appointment
Executive Officers
Andrea Pfeifer, Ph.D.	Chief Executive Officer and Director	66	2003
Madiha Derouazi, Ph.D.	Chief Scientific Officer	51	2024
Nuno Mendonça, M.D.	Chief Medical Officer	42	2023
Piergiorgio Donati	Chief Technical Operations Officer	53	2019
Christopher Roberts	Chief Financial Officer	35	2022
Howard Donovan	Chief Human Resources Officer	49	2022
Jean-Fabien Monin	Chief Administrative Officer	53	2009

Other Key Employees

			Initial year of
Name	Position	Age	appointment
Marie Kosco-Vilbois, Ph.D.	Scientific Advisor	66	2024
Julien Rongère, Ph.D.	SVP Regulatory Affairs and Quality Assurance	46	2017
Gary Waanders, Ph.D.	SVP Investor Relations and Corporate Communications	60	2021
Olivier Sol, M.D.	VP Head of Clinical Development	57	2016
Alexandre Caratsch	General Counsel	58	2018
Bojana Portmann, Ph.D.	VP IP and Business Development	44	2011
Julian Gray, M.D., Ph.D.	Clinical Advisor	66	2007
Mark Danton	SVP Information Systems and Artificial Intelligence	60	2019

Non-Executive Directors
Douglas Williams, Ph.D.	Chair and Director	65	2018
Monika Bütler, Ph.D.	Vice Chair and Director	62	2021
Werner Lanthaler, Ph.D.	Director	55	2018
Roy Twyman, M.D.	Director	67	2019
Carl June, M.D.	Director	70	2020
Monica Shaw, M.D.	Director	45	2021

The current business addresses for our executive officers, other key employees, directors and director nominee is AC Immune SA, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland.

Executive Officers

Andrea Pfeifer, Ph.D., Co-Founder, Chief Executive Officer and Director: Andrea Pfeifer co-founded AC Immune SA in 2003, successfully leading it to an IPO in 2016, since when she has served as a Director on the Board. Under her leadership, multiple transformative partnerships have been established with leading pharmaceutical companies, yielding a potential value of up to CHF 3.3 billion plus additional royalties. Before founding the Company, she was the Head of Nestlé Research Centre in Lausanne, Switzerland where she played a major role in connecting science and business. Whilst at Nestlé she led the scientific development of a number of highly innovative, critically acclaimed products from laboratory to market, established the microbiome as a major cross-category product development platform and co-founded the Life Science focused Nestlé Venture Capital Fund. Prior to this she was a Visiting Fellow at the Human Carcinogenesis Branch of The National Institute of Health, Bethesda, USA. She currently serves as the Chair of Investment Fund BioMedInvest, Basel and AB2 Bio SA, Lausanne. Prof. Pfeifer is a Non-Executive Member of the Board of Directors of E.M.S. Electro Medical Systems SA, Nyon, and is a member of the Supervisory Board of Symrise AG, Holzminden, Germany. She is also a key member of the CEOi initiative on Alzheimer’s Disease and the Davos Alzheimer’s Collaborative (DAC).

Prof. Pfeifer holds a Ph.D. in Toxicology (Cancer Research) from the University of Würzburg, Germany and is a registered Toxicologist and Pharmacist. She received her Habilitation from the University of Lausanne, Switzerland and is an Honorary Professor at the Ecole Polytechnique Fédérale de Lausanne (EPFL).

Madiha Derouazi, Ph.D., Chief Scientific Officer: Dr. Derouazi joined AC Immune SA in January 2024 as Chief Scientific Officer from Speransa Therapeutics where she had been CEO since inception in 2021, leading development of a novel platform of prophylactic vaccines. Previously, she founded AMAL Therapeutics in 2012, an immuno-oncology company developing a new generation of therapeutic cancer vaccines, and served as CEO and CSO of the company until 2022. Dr. Derouazi led AMAL’s acquisition by Boehringer Ingelheim for EUR 425 million in 2019. She holds a PhD in Cellular Biotechnology from the Swiss Federal Institute of Technology (EPFL) in Lausanne which was followed by postdoctoral work concentrating on tumor immunology and vaccine development.

Nuno Mendonça, M.D., Chief Medical Officer: Dr. Nuno Mendonça joined AC Immune in October 2023 as Chief Medical Officer from Bial where he was SVP, Chief Medical Officer and where he led early and late-stage development programs across neuroscience and Orphan diseases. He has further managed medical affairs and clinical operations in North America and Europe including increasingly senior roles in Neuroscience with AbbVie in Germany and then in the USA where he was responsible for overall Tau antibody development in Alzheimer’s and Progressive Supranuclear Palsy followed by leading the late-stage clinical development of Zolgensma for spinal muscular atrophy in the EMEA with Novartis Gene Therapies.

A certified Neurologist, he obtained his MD from the University of Coimbra in Portugal and was subsequently appointed as Neurology Consultant at the Centro Hospitalar de Lisboa Central in Lisbon (Portugal). He also completed a Clinical Scholars Research Training program at Harvard Medical School (USA).

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

Christopher Roberts, Chief Financial Officer: Christopher Roberts joined AC Immune in 2019 serving in various roles within the Company’s finance leadership team prior to his promotion in 2022. Previously, Mr. Roberts worked as a Senior Manager for Ernst & Young for more than 10 years and supported the AC Immune IPO. During that time, he served high-growth life science companies in Switzerland, the San Francisco Bay Area, and the UK, focusing on initial and follow-on offerings, SEC reporting, and SOX 404 implementation projects. Mr. Roberts is a Trustee and Treasurer of Msizi Africa, a charity dedicated to sustainably improving the lives of children in Lesotho.

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

Other key employees

Marie Kosco-Vilbois, Ph.D., Scientific Advisor: A U.S. citizen, Marie Kosco-Vilbois has extensive experience in the biopharmaceutical industry and served as Chief Scientific Officer of Novimmune since 2005. Prior to joining Novimmune in 2002, Dr. Kosco-Vilbois was Head of Immunology and Preclinical Pharmacology at the Serono Pharmaceutical Research Institute, a Senior Scientist and then Head of Immunology at the Glaxo Wellcome Research Institute in Geneva, and a Scientific Member of the Basel Institute for Immunology. During her career, she has taken numerous biologicals from discovery into preclinical studies and clinical development, most notably filing market applications of a biological for an orphan indication. Dr. Kosco-Vilbois gained her Bachelor’s Degree in Biology from Rutgers University, New Jersey, U.S., and a PhD in Anatomy and Immunology from the Medical College of Virginia/Virginia Commonwealth University School of Medicine, U.S.

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

Gary Waanders, Ph.D., SVP Investor Relations and Corporate Communications: Dr. Gary Waanders joined AC Immune in November 2021 as the Head of Investor Relations and Corporate Communications. Prior to AC Immune he was Head of Investor Relations at Medigene (Munich, Germany) from mid-2019. Before these roles, he worked from 2001 until 2019 as a Life Sciences Equity analyst for several Investment Banks based in London, UK, including Nomura Code Securities, KBC Peel Hunt, and Bryan, Garnier & Co. He obtained a Ph.D. in Immunology from Monash University in Melbourne, Australia, and worked as a postdoctoral fellow at the Ludwig Institute for Cancer Research in Lausanne, Switzerland. He gained an MBA with distinction from the University of Durham Business School in the UK.

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

Mark Danton, SVP Information Systems and Artificial Intelligence: Mark Danton is a globally recognized and experienced executive in Information Systems/Information Technology (IS/IT) with extensive experience in developing, launching and managing business-relevant IS, cybersecurity and digital technology solutions and services.

Prior to joining AC Immune, Mr. Danton served as IS/IT Global Manager at Nestlé and held a number of global roles at BT Global Services and in Dimension Data PLC. Mr. Danton holds an Executive MBA from the Business School Lausanne, graduating cum laude and as the Executive MBA Student of the Year.

Non-Executive Directors

Douglas Williams, Ph.D., Chair and Director: Douglas E. Williams is currently the President of Research and Development at Sana Biotechnology. He was previously CEO of Codiak BioSciences, prior to which he was Biogen’s Executive Vice President, Research and Development, serving in this role from January 2011 to July 2015. He joined Biogen from ZymoGenetics, where he was most recently CEO and member of the Board of Directors. ZymoGenetics was purchased for $985 million by Bristol Myers Squibb during Dr. Williams’ tenure. Previously, he held leadership positions within the biotechnology industry, including Chief Scientific Officer and Executive Vice President of Research and Development at Seattle Genetics, and Senior Vice President and Washington Site Leader at Amgen. Dr. Williams served in a series of scientific and senior leadership positions over a decade at Immunex, including Executive Vice President and Chief Technology Officer and a member of the Board of Directors. During his 30+ year career in the biotechnology industry he has played a role in the development of several novel drugs including Enbrel, Tecfidera, and Spinraza. He has served on the board of numerous biotechnology companies and is currently Chair of the Board of AC Immune.

Monika Bütler, Ph.D., Vice Chair and Director: Monika Bütler is a leading Swiss economist and former Vice President of the independent Swiss Covid-19 Science Taskforce. She is a member of the Board of Directors and of the audit committees of both Schindler Holding AG and Swiss Life Holding AG. Prof. Bütler is also a member of the Board of Directors of Huber+Suhner Ltd, where she chairs the nomination and remuneration committee. Her international economic expertise is in public policy and managerial economics, including an advisory role to the World Bank and visiting appointments in the U.S., Australia and Europe. Prof. Bütler is a Vice President of the Foundation Board of the Gebert Rüf Foundation, a science and innovation foundation that supports entrepreneurial projects which are committed to achieving an impact.

Prof. Bütler holds a Doctorate in Economics from the University of St. Gallen, a Doctorate Honoris Causa from the University of Lucerne, and a Diploma in Mathematics/Physics from the University of Zurich.

Werner Lanthaler, Ph.D., Director: Werner Lanthaler is the managing director of W.Lan Holding GmbH, an advisory and investment firm. Up to January 2024, he was the CEO of Evotec AG, a drug discovery alliance and development partnership company focused on rapidly progressing innovative product approaches with leading pharmaceutical and biotechnology companies, academics, patient advocacy groups and venture capitalists. Dr. Lanthaler focused the company on collaborating with biotech and pharma companies and academia, supporting biotech innovation. He previously served as Chief Financial Officer at Intercell AG where he played a key role in many of that company’s major milestones. During his tenure, Intercell undertook an IPO and developed from a venture-backed biotechnology company into a global vaccine player. Dr. Lanthaler has also served as Director of the Federation of Austrian Industry, and from 1995 to 1998 was a Senior Management Consultant at McKinsey & Company. Dr. Lanthaler is a Non-Executive Member of the Board of Directors of arGEN-X and is a member of the Supervisory Board of Topas Therapeutics GmbH. He holds a Doctorate in Economics from Vienna University, a Master’s degree in Business Administration from Harvard University, and a degree in Psychology.

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

Monica Shaw, M.D., Director: Monica Shaw is a pharmaceutical industry expert who has held senior leadership positions and was involved in advancing more than 15 therapeutic products from first-in-human studies through regulatory approvals and commercialization across multiple geographies. She also played key business development roles in company acquisition and integration and co-development partnerships. Through her work, Dr. Shaw gained extensive specialty experience in the fields of dermatology, immuno-inflammation, HIV, neurology, and oncology.

Currently, Dr. Shaw is Senior Vice President, Head of Major Markets at Bristol Myers Squibb. Prior to this she was CEO for Oncopeptides a Swedish listed biotech company and before that, Executive Vice President Head Region Europe, Canada, Australia, for Leo Pharma. In addition, she has previously held broad leadership roles at other leading pharmaceutical companies, including as Vice President Commercial Head Asia Pacific region at GSK/ViiV Healthcare, and Medical Director and Chief Scientific Officer UK for Novartis, in addition to previous leadership positions at Norgine, Shire and Merck KGaA.

Monica Shaw holds an M.D. from the University of Oxford Medical School and is a Member of the Royal College of Physicians.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B.Compensation

Compensation of directors and executive officers

For the year ended December 31, 2023, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was CHF 8.6 million.

During the year ended December 31, 2023, the total fair value of equity awards granted to directors and executive officers was CHF 3.5 million.

The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors and executive officers amounted to a total of CHF 0.4 million in the year ended December 31, 2023.

We incorporate by reference into this Annual Report the information contained in the section “Directors and Executive Management Compensation Report” under “Item 2. C—2023 and 2022 Board Compensation” and “Item 3. C—2023 and 2022 Executive Compensation” of Exhibit 99.2 to our report on Form 6-K filed with the SEC on March 14, 2024.

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

2016 SOIP

At the November 15, 2016 AGM of the Company, our board of directors approved the 2016 SOIP (as amended and restated the “2016 SOIP”). In June 2019, the Board authorized, and the shareholders approved, an amendment and restatement of the 2016 SOIP to increase the maximum number of shares reserved for issuance under the 2016 SOIP. In October 2019, the Board authorized a second amendment and restatement of the 2016 SOIP (which did not require shareholder approval). As of December 31, 2023, the maximum number of shares available for issuance under the 2016 SOIP is 4,689,750 common shares. The shares available for issuance under the 2016 SOIP were initially registered with the SEC on a Form S-8 on March 8, 2017, and additional shares were registered on a Form S-8 on August 5, 2019. As of December 31, 2023, there were a total of 3,022,345 shares underlying options that were exercisable and 4,949,177 shares underlying outstanding options and 1,003,743 shares underlying outstanding restricted share units issued from both our Prior Plans and the 2016 SOIP.

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

Equity compensation

For the fiscal year ended December 31, 2023, the Company has granted our directors and executive officers, in the aggregate, options for the right to acquire 1,554,281 shares at an exercise price ranging from USD 2.03 to USD 3.11 per share, which vest either over a 1 year or 3 year period with vesting to occur quarterly or annually depending on the nature of the award. The expiration date for these options granted in 2023 is 2033. The Company also granted to our directors and executive officers a total of 736,435 restricted share units in 2023. Restricted share units granted to directors vest over a 1 year period with vesting to occur annually. Restricted share units granted to executive officers vest over a 3 year period with vesting to occur quarterly or semi-annually. Please see “Note 19. Share-based compensation” for further detail.

C.Board practices

Composition of board of directors

Our board of directors is composed of seven directors. Each director is elected for a 1-year renewable term, no later than the next Annual General Meeting (AGM). The current members of our board of directors were appointed at shareholders’ meetings held on June 23, 2023 to serve until the 2024 AGM to be held in June 2024.

We are a foreign private issuer. As a result, in accordance with the Nasdaq stock exchange listing requirements, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the stock exchange corporate governance requirements. For an overview of our corporate governance principles, see “Item 16G. Corporate governance.”

Board meetings

Our Board of Directors met in accordance with their respective mandate both physically, by video-conference and telephonically throughout 2023. The Board members analyzed the scientific, business, financial, organizational and legal risks of the Company based on the external factors and internal changes that could potentially impact the risks for the Company in the future.

Director independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except to the extent that our audit and finance committee is required to comply with independence requirements, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of Nasdaq (which we are not subject to) and considering any applicable committee independence standards, Douglas Williams, Werner Lanthaler, Roy Twyman, Carl June, Monika Bütler and Monica Shaw are “independent directors.” In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of common shares beneficially owned by the director and his or her affiliated entities, if any.

Committees of the board of directors

Our board of directors established two separate permanent committees: an audit and finance committee and a compensation, nomination and corporate governance committee.

Audit and finance committee

The audit and finance committee, which consists of Monika Bütler (Chair), Monica Shaw (Member), and Douglas Williams (Member), assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit and finance committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The audit and finance committee consists exclusively of members of our board who are financially literate, and Monika Bütler is considered to be “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Monika Bütler, Monica Shaw and Douglas Williams satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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

Compensation, nomination and corporate governance committee

The compensation, nomination and corporate governance committee, consists of Monika Bütler (Chair), Douglas Williams (Member) and Roy Twyman (Member).

The compensation, nomination and corporate governance committee is governed by a charter that complies with SEC and home country governance rules. The compensation, nomination and corporate governance committee has the responsibility to, among other things:

●	recommend to the board the guidelines for the overall compensation and equity awards for the board of directors and executive officers along with the rationale for such recommendations;
●	recommend to the board the compensation of executive officers;
●	propose the maximum total compensation of the board of directors and executive officers for approval at the Annual General Meeting;
●	periodically review policies and principles for the Company’s corporate governance;
●	establish the process for assessment of the performance of members of the board, its committees and individual members;
●	prepare and review the Company’s succession plan for members of the board and the executive committee;

●	periodically review the Company’s code of conduct and recommends changes as needed;
●	recommend for presentation to our shareholders the compensation report for shareholder vote; and
●	define guidelines for the selection of candidates for election or re-election as members of the board and our executive officers.
●	administer the Compensation Recoupment Policy.

Swiss law requires that we adopt a compensation committee, so in accordance with Nasdaq Listing Rule 5615(a)(3), we will follow home country requirements with respect to the compensation, nomination and corporate governance committee. As a result, our practice will vary from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees, and from the independent director oversight of director nomination requirements of Nasdaq Listing Rule 5605(e). We are subject to the Swiss Executive Compensation (Say on Pay) Rule as enforced in the Code of Obligations. In addition, this committee will also be responsible for director and board committee nominations as well as reviewing and amending, if required, our corporate governance framework and guidelines.

D.Employees

As of December 31, 2023, we employed 161 employees, 28 of whom were part-time employees. 75 of our employees hold Ph.D. degrees and 59 hold M.Sc. degrees. Our 161 employees are from 28 countries. The average number of employees (calculated on full-time equivalents) in 2023 was 144. As of December 31, 2022 and 2021 we had 156 and 143 employees, respectively. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

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

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 1, 2024 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentage of outstanding common shares is computed on the basis of 99,197,829 common shares outstanding as of March 1, 2024. Common shares that a person has the right to acquire within 60 days of March 1, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the address for each beneficial owner is AC Immune, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland.

Shares beneficially
Shareholder	Number	owned (%)
5% Shareholders
dievini Hopp BioTech holding GmbH & Co KG1	16,316,742	16.4%
Biotechnology Value Fund (BVF) Inc.[2]	14,571,236	14.7%
Varuma AG3	11,999,999	12.1%
Affiris AG4	6,578,100	6.6%
Executive Officers and Directors
Andrea Pfeifer[5]	3,466,526	3.5%
Madiha Derouazi[6]	*	*
Nuno Mendonça[7]	*	*
Piergiorgio Donati[8]	*	*
Christopher Roberts[9]	*	*
Howard Donovan[10]	*	*
Jean-Fabien Monin[11]	*	*
Douglas Williams[12]	*	*
Monika Bütler[13]	*	*
Werner Lanthaler[14]	*	*
Roy Twyman[15]	*	*
Carl June[16]	*	*
Monica Shaw[17]	*	*
All executive officers and directors as a group (13 persons)	4,850,665	4.9%
*	Indicates beneficial ownership of less than 1% of the total issued and outstanding common shares.

1Based on information set form in a Schedule 13G/A filed with the SEC by dievini Hopp BioTech holding GmbH & Co KG (“dievini”) on February 10, 2023. These shares consist of 16,316,742 shares held by dievini.

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

The address of the principal business office of dievini and Dietmar Hopp is c/o dievini Hopp BioTech holding GmbH & Co. KG, Johann-Jakob-Astor Straße 57, 69190 Walldorf, Germany. The address of the principal business office of DH-Capital GmbH & Co. KG and OH Beteiligungen GmbH & Co. KG is Opelstraße 28, 68789 St. Leon-Rot, Germany. The address of the principal business office of Oliver Hopp is Johann-Jakob-Astor-Straße 59, 69190 Walldorf, Germany.

2Based on information set forth in a Schedule 13G/A filed with the SEC by BVF on December 19, 2023, these shares consist of 14,571,236 shares held of record by BVF Inc. The address of BVF Inc. is 44 Montgomery St., 40th Floor, San Francisco, California 94104.

3Represents 11,999,999 shares held by Varuma AG set forth in a Schedule 13G/A filed with the SEC on February 12, 2019. The address for Varuma AG is Aeschenvorstadt 55, CH-4051 Basel, Switzerland. Rudolf Maag controls the voting and investment decisions of Varuma AG.

4Based on information set forth in a Schedule 13G/A filed with the SEC by Affiris AG on February 19, 2024, these shares consist of 6,578,100 shares held of record by Affiris AG. The address of Affiris AG is Karl-Farkas-Gasse 22, 1030 Vienna, Austria.

5Consists of 2,421,226 of our common shares and options to purchase 1,045,300 of our common shares exercisable within 60 days of March 1, 2024.

6Consists of 3,175 of our common shares and no options to purchase our common shares exercisable within 60 days of March 1, 2024.

7Consists of 8,225 of our common shares and options to purchase 8,286 of our common shares exercisable within 60 days of March 1, 2024.

8Consists of 24,521 of our common shares and options to purchase 141,131 of our common shares exercisable within 60 days of March 1, 2024.

9Consists of 12,601 of our common shares and options to purchase 26,737 of our common shares exercisable within 60 days of March 1, 2024.

10Consists of 20,136 of our common shares and options to purchase 40,902 of our common shares exercisable within 60 days of March 1, 2024.

11Consists of 311,950 of our common shares and options to purchase 129,986 of our common shares exercisable within 60 days of March 1, 2024.

12Consists of 38,929 of our common shares and options to purchase 86,980 of our common shares exercisable within 60 days of March 1, 2024.

13Consists of 9,150 of our common shares and options to purchase 59,514 of our common shares exercisable within 60 days of March 1, 2024.

14Consists of 123,184 of our common shares and options to purchase 70,533 of our common shares exercisable within 60 days of March 1, 2024.

15Consists of 34,150 of our common shares and options to purchase 88,715 of our common shares exercisable within 60 days of March 1, 2024.

16Consists of 9,150 of our common shares and options to purchase 67,520 of our common shares exercisable within 60 days of March 1, 2024.

17Consists of 9,150 of our common shares and options to purchase 59,514 of our common shares exercisable within 60 days of March 1, 2024.

Holders

As of March 1, 2024, we had approximately 250 shareholders of record of our common shares. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust or by other entities.

Significant changes in ownership by major shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of our IPO. Prior to our IPO in September 2016, our principal shareholders were dievini Hopp BioTech holding GmbH & Co KG and Varuma AG, which held shares representing 36.5% and 23.1%, respectively. As of March 1, 2024, dievini Hopp BioTech holding GmbH & Co KG and Varuma AG held 16.4% and 12.1% of our outstanding common shares, respectively. BVF Inc. increased its holdings from 8.5% to 14.7% of our outstanding common shares as part of the follow-on offering. Affiris became major shareholder in 2021 and owns 6.6% of our outstanding common shares as of March 1, 2024.

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

In December 2023, we completed an offering of our common shares. In this offering, we issued and sold 14,300,000 common shares to the underwriters pursuant to the underwriters’ agreement. The percentage ownership held by certain shareholders decreased as a result of the issuance of the common shares sold by us in this offering.

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

We are entitled under Swiss laws to carry forward any losses incurred for a period of 7 years and can offset our losses carried forward against future taxes. As of December 31, 2023, we had tax loss carry-forwards totaling CHF 313.0 million (provisional amount; tax loss is definitively recognized by Swiss tax authorities once set-off against taxable income). There is no certainty that we will make sufficient profits to be able to utilize these tax loss carry-forwards in full.

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

Additional tax considerations associated with our ATM program

As of December 31, 2023, the Company held in total 5,243,958 fully paid-in treasury shares as part of its ATM offerings. These shares were established via two tranches (one in September 2020 and one in September 2021, respectively). Under present Swiss tax laws, repurchases of shares for the purposes of cancellation are treated as a partial liquidation and are subject to 35% Swiss withholding tax on the difference between the repurchase price and the nominal value of the shares except, since January 1, 2011, to the extent these are booked against the reserves from capital contributions confirmed by the Swiss Federal Tax Administration (apports de capital) if any. No partial liquidation treatment applies and no withholding tax is triggered if the shares are not repurchased for cancellation but held by the Company as treasury shares, provided the limitations imposed by corporate law are respected (the nominal value of such shares does not exceed 10% of the outstanding share capital and the purchase price is covered by freely disposable equity). However, regarding the above-mentioned 5,243,958 treasury shares and given the specificities of the ATM offering, the Company sought and obtained a tax ruling from the Swiss Federal Tax Administration confirming that their acquisition by the Company did not constitute a direct partial liquidation and therefore does not trigger withholding tax. Further, the Company has obtained a tax ruling from the concerned Cantonal Tax Authority at its place of incorporation, to obtain confirmation that the placement of these treasury shares for a subscription price superior to their nominal value will not trigger any corporate income tax for the Company.

As of December 31, 2023, 250,798 shares from the first tranche have not been sold and are still recorded as treasury shares. In addition, 2,393,160 fully paid in treasury shares issued as part of second tranche for the ATM for future subscription (or, possibly, as part of a future share-dividend program, should the Company become profitable and have enough earnings carried forward to cover such distribution) have not been sold and are still recorded as treasury shares as of December 31, 2023. In October 2023, the board of directors approved to reverse the earmarking of 2,600,000 treasury shares decided in 2021 and to de-purpose these treasury shares such that they are freely useable within the scope authorized by Swiss law, the articles of association and any potential applicable Board resolution. All these shares are covered by the same above-mentioned tax rulings (i.e. their acquisition does not trigger any withholding tax and their placement will not trigger any corporate income tax).

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

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Switzerland and the United States ( the “Treaty”), all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

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

Passive foreign investment company rules

We will be a passive foreign investment company (a “PFIC”) under the Code for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income (the “income test”) or (ii) 50% or more of the average value of our assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “asset test”). Passive income generally includes dividends, interest, certain non-active rents and royalties, and gains from financial investments. Cash is generally a passive asset. Goodwill and other intangible assets (the value of which may be determined by reference to the excess of the sum of a corporation’s market capitalization and liabilities over the value of its assets) are generally active assets to the extent attributable to business activities that produce active income. For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and directly receive our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25% of the shares of such corporation by value.

Although, the application of the income test to a company like us (whose overall losses from research and development activities significantly exceed its gross income) is not entirely clear, we will be a PFIC for any taxable year under the income test if 75% or more of our gross income (as determined for U.S. federal income tax purposes) for such year consists of interest and other passive income. Prior to the commercialization and sales of any of our product candidates, our gross income may consist primarily of upfront or milestone payments and grants (which we believe are likely to be treated as active income) and interest (which is passive income). The receipt of upfront payments is non-recurring in nature, and the receipt of grants or milestone payments is subject to various conditions. Therefore, there can be no assurance as to the amount of grants, milestone payments or upfront payments (if any) that we will receive for any taxable year. Moreover, we may earn income from sublicensing, which may be passive unless certain conditions are satisfied. There is no assurance that the Internal Revenue Service (“IRS”) will not challenge the classification of any of our income items for PFIC purposes for any taxable year. Accordingly, there is no assurance that we will not be a PFIC for any taxable year under the income test.

In addition, we currently hold, and expect to continue to hold, a substantial amount of passive assets, including cash. The average value of our assets (including goodwill and other intangible assets) for purposes of determining our PFIC status for any taxable year may be determined, in large part, by reference to our market capitalization, which has fluctuated substantially over time and may continue to be volatile. Due to the volatility of our market capitalization, we may be a PFIC under the asset test for any taxable year if our cash and other passive assets constitute 50% or more of the value of our total assets (including goodwill and other intangibles).

As discussed in our Annual Reports on Form 20-F for 2019, 2020 and 2022, we were likely a PFIC for these years. If we were a PFIC for 2019, 2020 or 2022, or any other taxable year, under a rule commonly referred to as the “once a PFIC always a PFIC” rule, we generally will continue to be treated as a PFIC with respect to a U.S. Holder who owned our common shares during any portion of such years, even if we are not a PFIC for 2023 or any subsequent taxable year, unless the U.S. Holder makes a “deemed sale” election with respect to our common shares. As a result of this election, the U.S. Holder (i) may recognize gain subject to the PFIC anti-deferral rules described below, (ii) will have additional tax basis in the common shares to the extent of any gain recognized in the deemed sale, and (iii) solely for purposes of the PFIC rules, will have a new holding period for the common shares. U.S. Holders are urged to consult their tax advisers regarding the potential application of the deemed sale election rules to their particular circumstances and the advisability of making a deemed sale election in light of the uncertainty regarding our PFIC status for the current or future taxable years, as described below.

Although we have not obtained valuations of our assets (including goodwill and other intangibles) for 2023 and thus are not in a position to make a definitive determination regarding whether we were a PFIC for 2023, based on the composition of our income and assets during 2023 and the estimated value of our assets (which is based on our average market capitalization during 2023), we believe that we were likely not a PFIC for 2023. However, for the reasons described above there can be no assurance that the IRS will agree. Because our PFIC status is a factual annual determination that can be determined only after the end of the relevant taxable year, we cannot express a view regarding our PFIC status for 2024 or any future taxable year.

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

A U.S. Holder may be able to avoid the rules described above by making a mark-to-market election with respect to the common shares, provided that the common shares are regularly traded on Nasdaq or any other qualified exchange. If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year in which we are a PFIC over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes this election, the U.S. Holder’s tax basis in the common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of common shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss).

We do not intend to provide the information necessary for U.S. Holders to make a “qualified electing fund” election, which if available could materially affect the tax consequences to U.S. Holders of the ownership and disposition of our common shares if we are or were a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make such elections.

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

Dividends will be foreign-source income. The amount of dividend income will include any amounts withheld by us in respect of Swiss income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Swiss income taxes withheld from dividends on our common shares (at a rate not exceeding the applicable Treaty rate in the case of U.S. Holders eligible for Treaty benefits) may be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Swiss income tax system meets this requirement. The IRS released notices which provide relief from certain of the Treasury regulations’ requirements for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders should consult their tax advisers regarding the creditability of any Swiss taxes in their particular circumstances (including the U.S. Holder’s eligibility for Treaty benefits). In lieu of claiming a credit, U.S. Holders may be able to elect to deduct any Swiss income taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all otherwise creditable non-U.S. taxes paid or accrued in the taxable year.

Sale or other disposition of common shares

The following is subject to the discussion under “—Passive foreign investment company rules” above.

Gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder owned the common shares for more than one year, or short-term capital gain or loss otherwise. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations. Any Swiss securities transfer stamp duty tax on the sale will not be creditable, but may reduce the amount realized on any gain.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient (and establishes that status if required to do so) or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished in a timely manner to the IRS.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to our common shares or non-U.S. accounts through which the common shares may be held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ownership and disposition of our common shares.

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

Market risk

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has the policy of matching its cash holdings to the currency structure of its expenses. As of December 31, 2023, the Company holds approximately 67% of its overall cash and cash equivalents balance in CHF with the remainder predominantly in USD and EUR (see “Note 8. Cash and cash equivalents and short-term financial assets” of the consolidated financial statements). The Company holds almost 72% of its liquidity (cash and cash equivalents plus short-term financial assets) in CHF.

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

Interest rate risk

We maintain financial instruments in accordance with our treasury management policy. The primary objectives of our policy are to preserve principal, maintain proper liquidity and meet operating needs. Our financial assets are subject to interest rate risk and will decrease in value if market interest rates increase. Due to our policy to maintain the majority of our cash and cash equivalents in our functional currency and to the conservative nature of our investments and relatively short duration, interest rate risk is mitigated. We do not own derivative financial instruments. Accordingly, we do not believe that there is any material market risk exposure with respect to derivative or other financial instruments.

Credit risk

The Company maintains a formal treasury risk and investment management policy to limit counterparty credit risk. As of December 31, 2023, the Company’s cash and cash equivalents and short-term financial assets are held with five financial institutions, each with a high credit rating assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Receivables are fully performing, not past due and not impaired (see “Note 8. Cash and cash equivalents and short-term financial assets”, “Note 10. Accounts receivable” and “Note 11. Other current receivables”).

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

The Company’s approach of managing liquidity is to ensure sufficient cash to meet its liabilities when due. Therefore, management closely monitors the cash position on rolling forecasts based on expected cash flow to enable the Company to finance its operations for at least 12 months.

Based on the Company’s current liquidity position, comprised of cash and cash equivalents, short-term financial assets, and the milestone payment of CHF 14.8 million received from Janssen on February 1, 2024, the Company is financed into Q1 2026, assuming potential milestone payment of CHF 24.6 million related to achieving a non-disclosed enrollment target for our ACI-35.030 and no other milestones.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.Disclosure controls and procedures

As of December 31, 2023, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2023.

C.Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers SA, an independent registered public accounting firm. Their report is included on page F-2. PricewaterhouseCoopers SA is a member of the Chamber of Public Accountants, Lausanne, Switzerland.

D.Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit committee financial expert

Our board of directors has determined that Monika Bütler is an audit committee financial expert, as that term is defined by the SEC, and is independent for the purposes of SEC rules.

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

ITEM 16C. Principal accountant fees and services

	For the Year Ended
	December 31,
In CHF thousands	2023	2022
Audit fees	763	725
Audit-related fees	20	5
Total fees	783	730

For the year ended December 31, 2023, PwC was the Company’s auditor for the IFRS and statutory accounts. At the ordinary Annual General Meeting on June 23, 2023, the shareholders appointed PwC as the Company’s auditor for a term of office of 1 year.

Audit fees include fees for audit services primarily related to the audit of the statutory financial statements and to the integrated audit of (i) our annual consolidated financial statements and our internal control over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act of 2002, (ii) the review of our quarterly condensed consolidated financial statements, (iii) comfort letters, consents and assistance with and review of documents relating to our securities offerings and (iv) other accounting and financial reporting consultation billed as audit fees or necessary to comply with the standards of the Public Company Accounting Oversight Board (United States).

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

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

In 2023, no purchases of our equity securities were made by or on behalf of AC Immune SA or any affiliated purchaser.

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

ITEM 16I. Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

ITEM 16J. Insider trading policies

Not applicable.

ITEM 16K. Cybersecurity

To more effectively protect against, detect and respond to cybersecurity threats, the Company maintains a cybersecurity risk management program, which is supervised by our SVP Information Systems and Artificial Intelligence, whose team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture and processes. The Company’s SVP Information Systems and Artificial Intelligence and his team possess expertise with cybersecurity, as demonstrated by prior work experience. The Company has designed its cybersecurity program based on the COBIT 2019 framework (and other certain industry standards) with the aim of protecting our networks, applications and systems and the confidentiality of sensitive information maintained as part of our business operations as well as securing our resources against cybersecurity threats. A breach, compromise or other security incident involving such information and resources could have a material impact on the Company’s operations.

The goal of our cybersecurity program is to design, implement and maintain effective operational risk techniques and strategies, protect intellectual property and other proprietary and sensitive information, including personal information, minimize operational and fraud losses, and enhance our overall performance. As part of our cybersecurity program, we utilize security monitoring capabilities that alert us of suspicious activity, supported by an incident response program that is designed to support our ability to restore critical business operations in a controlled and step-wise manner. The Company also has procedures for evaluating the privacy, data protection and information security practices of our third-party service providers that provide us with IT services or that otherwise have access to our systems or our confidential or sensitive data. Additionally, we continually evaluate our internal systems, processes and controls to identify potential vulnerabilities and mitigate potential loss from cyber-attacks.

Furthermore, our cybersecurity program is focused on companywide awareness geared toward enabling our employees and other key personnel to effectively handle the ever-increasing threat vectors such as phishing and other sophisticated social engineering attacks. Our management takes the position that cybersecurity is owned companywide as a collective team, not just by the SVP Information Systems and Artificial Intelligence. Our security awareness program focuses on improving awareness through training, including realistic phishing simulation campaigns. Our key areas of focus in 2024 and beyond will include requiring further training for employees that fail simulated phishing campaigns and encouraging our employees to report any suspicious activity they encounter.

Our Board of Directors has overall oversight responsibility for our overall enterprise risk management, including cybersecurity risks and threats, and the SVP Information Systems and Artificial Intelligence reports to the Board of Directors at least annually on such cybersecurity risks or threats as well as current trends and developments within the cybersecurity landscape.

Finally, the SVP Information Systems and Artificial Intelligence is also a member of the Company’s SOX Committee, which drives awareness, ownership and alignment across broad governance and risk stakeholder groups for effective cybersecurity risk management and reporting.

Despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk factors—A breakdown or breach of our information technology systems and cybersecurity efforts, or those of our key business partners, CROs or service providers, could subject us to liability or reputational damage or interrupt the operation of our business” in this annual report on Form 20-F.

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

4.6	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F (File No. 001-37891) filed with the SEC on March 16, 2023)
4.7	AC Immune SA 2013 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.8

AC Immune SA 2016 Stock Option and Incentive Plan, As Amended and Restated as of June 28, 2019 (incorporated herein by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8, filed with the SEC on August 5, 2019)

4.9

License Agreement between AC Immune SA and Eli Lilly and Company, dated December 11, 2018 (incorporated herein by reference to Exhibit 4.14 to the Amendment No. 1 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on April 19, 2019)

4.10

Convertible Note Agreement between AC Immune SA and Eli Lilly and Company, dated December 11, 2018 (incorporated herein by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 21, 2019)

4.11

First Amendment to License Agreement between AC Immune SA and Eli Lilly and Company, dated September 19, 2019 (incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the SEC on September 20, 2019)

4.12

Second Amendment to License Agreement between AC Immune SA and Eli Lilly and Company, dated March 20, 2020 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K (File No. 001-37891) filed with the SEC on March 23, 2020)

4.13

Open Market Sale Agreement, dated as of May 5, 2021, between AC Immune SA and Jefferies LLC (incorporated herein by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K (File No. 001-37891) filed with the SEC on May 5, 2021)

4.14

Asset Purchase and Contribution in Kind Agreement, dated as of July 26, 2021, between AC Immune SA and Affiris AG (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K (File No. 001-37891) filed with the SEC on August 4, 2021)

4.15

Convertible Note Agreement, dated as of July 26, 2021, between AC Immune SA and Santo Venture GmbH (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K (File No. 001-37891) filed with the SEC on August 4, 2021)

4.16

Convertible Note Agreement, dated as of July 26, 2021, between AC Immune SA and FCPB Affi GmbH (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 6-K (File No. 001-37891) filed with the SEC on August 4, 2021)

4.17*	Description of Securities
8.1*	List of subsidiaries
12.1*	Certification of Andrea Pfeifer pursuant to 17 CFR 240.13a-14(a)
12.2*	Certification of Christopher Roberts pursuant to 17 CFR 240.13a-14(a)
13.1*	Certification of Andrea Pfeifer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
13.2*	Certification of Christopher Roberts pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
15.1* 97.1*	Consent of PricewaterhouseCoopers SA Compensation Recoupment Policy
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
*	Filed herewith

(b) Financial Statement Schedules

None.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AC IMMUNE SA
Date: March 14, 2024
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

Audited consolidated financial statements — AC IMMUNE SA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AC Immune SA

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of AC Immune SA and its subsidiary (the “Company”) as of December 31, 2023 and December 31, 2022, and the related consolidated statements of income/(loss), comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Intangible asset – valuation

As described in Notes 6 and 7 to the consolidated financial statements, the Company has CHF 50,416 thousand of an in-process research and development (IPR&D) intangible asset as of December 31, 2023. The asset is defined as an intangible asset not yet ready for use. Therefore, in accordance with IAS 36 ‘Impairment of asset’, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. To determine the recoverable amount, management estimated the fair value less costs to sell of the intangible asset, using a risk-adjusted discounted cash flow method. The significant assumptions used in the model include anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate used to discount future cash flows.

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

March 14, 2024

We have served as the Company’s auditor since 2018.

Consolidated Financial Statements (IFRS)

AC Immune SA

Consolidated Balance Sheets

(In CHF thousands)

		As of
		December 31,
	Note	2023	2022
Assets
Non-current assets
Property, plant and equipment	4	3,376	4,259
Right-of-use assets	5	3,508	2,808
Intangible asset	6/7	50,416	50,416
Long-term financial assets	5	361	361
Total non-current assets		57,661	57,844

Current assets
Prepaid expenses	9	6,437	4,708
Accrued income	9/14	246	408
Other current receivables	11	622	392
Accounts receivable	10	14,800	—
Short-term financial assets	8	24,554	91,000
Cash and cash equivalents	8	78,494	31,586
Total current assets		125,153	128,094
Total assets		182,814	185,938

Shareholders' equity and liabilities

Shareholders’ equity
Share capital	12	2,089	1,797
Share premium	12	474,907	431,323
Treasury shares	12	(105)	(124)
Currency translation differences		(51)	10
Accumulated losses		(316,197)	(264,015)
Total shareholders’ equity		160,643	168,991

Non-current liabilities
Long-term lease liabilities	5	2,825	2,253
Net employee defined benefit liabilities	18	5,770	3,213
Total non-current liabilities		8,595	5,466

Current liabilities
Trade and other payables	13	1,679	929
Accrued expenses	13	11,087	9,417
Deferred income	14	138	587
Short-term lease liabilities	5	672	548
Total current liabilities		13,576	11,481
Total liabilities		22,171	16,947
Total shareholders’ equity and liabilities		182,814	185,938

The accompanying notes are an integral part of these consolidated financial statements.

AC Immune SA

Consolidated Statements of Income/(Loss)

(In CHF thousands, except for per-share data)

	For the Year Ended
	December 31,
	Note	2023	2022	2021
Revenue
Contract revenue	14	14,801	3,935	—
Total revenue		14,801	3,935	—

Operating expenses
Research & development expenses	15	(54,606)	(60,336)	(62,282)
General & administrative expenses	15	(15,305)	(15,789)	(17,910)
Other operating income/(expense), net	14.2	1,486	1,343	1,182
Total operating expenses		(68,425)	(74,782)	(79,010)
Operating loss		(53,624)	(70,847)	(79,010)

Financial income	15	1,044	69	6,485
Financial expense	15	(176)	(355)	(581)
Exchange differences	15	(1,467)	393	113
Finance result, net		(599)	107	6,017

Loss before tax		(54,223)	(70,740)	(72,993)
Income tax expense	17	(10)	(13)	(3)
Loss for the period		(54,233)	(70,753)	(72,996)

Loss per share:
Basic and diluted loss for the period attributable to equity holders	21	(0.64)	(0.85)	(0.97)

Consolidated Statements of Comprehensive Income/(Loss)

(In CHF thousands)

	For the Year Ended
	December 31,
	Note	2023	2022	2021
Loss for the period		(54,233)	(70,753)	(72,996)
Items that may be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences		(61)	10	—
Items that will not to be reclassified to income or loss in subsequent periods (net of tax):
Remeasurement gains/(losses) on defined-benefit plans (net of tax)	18	(1,669)	4,426	956
Other comprehensive income/(loss)		(1,730)	4,436	956
Total comprehensive loss, net of tax		(55,963)	(66,317)	(72,040)

The accompanying notes are an integral part of these consolidated financial statements.

AC Immune SA

Consolidated Statements of Changes in Equity

(In CHF thousands)

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2021		1,538	346,890	(100)	(132,850)	—	215,478
Net loss for the period		—	—	—	(72,996)	—	(72,996)
Other comprehensive income	18	—	—	—	956	—	956
Total comprehensive loss		—	—	—	(72,040)	—	(72,040)

Share-based payments	19	—	—	—	4,126	—	4,126
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs		—	12,097	24	—	—	12,121
Issuance of shares, net of transaction costs:
IPR&D asset purchase	6	130	49,741	—	—	—	49,871
Asset acquisition - common shares	6	12	4,587	—	—	—	4,599
Conversion note agreements	12	61	16,683	—	—	—	16,744
Held as treasury shares	12	48	—	(48)	—	—	—
Restricted share awards	19	1	171	—	(178)	—	(6)
Exercise of options	19	4	1,082	—	—	—	1,086
Balance as of December 31, 2021		1,794	431,251	(124)	(200,942)	—	231,979

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2022		1,794	431,251	(124)	(200,942)	—	231,979
Net loss for the period		—	—	—	(70,753)	—	(70,753)
Other comprehensive income	18	—	—	—	4,426	10	4,436
Total comprehensive loss		—	—	—	(66,327)	10	(66,317)

Share-based payments	19	—	—	—	3,330	—	3,330
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	12	—	(8)	0	—	—	(8)
Issuance of shares, net of transaction costs:							—
Restricted share awards	19	0	76	—	(76)	—	0
Exercise of options	19	3	4	—	—	—	7
Balance as of December 31, 2022		1,797	431,323	(124)	(264,015)	10	168,991

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2023		1,797	431,323	(124)	(264,015)	10	168,991
Net loss for the period		—	—	—	(54,233)	—	(54,233)
Other comprehensive loss	18	—	—	—	(1,669)	(61)	(1,730)
Total comprehensive loss		—	—	—	(55,902)	(61)	(55,963)

Share-based payments	19	—	—	—	4,365	—	4,365
Proceeds from public offerings, net of underwriting fees, transaction costs and stamp duty	12	286	40,249	—	—	—	40,535
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	12	—	2,631	19	—	—	2,650
Issuance of shares, net of transaction costs:
Restricted share awards	19	5	645	—	(645)	—	5
Exercise of options	19	1	59	—	—	—	60
Balance as of December 31, 2023		2,089	474,907	(105)	(316,197)	(51)	160,643

The accompanying notes are an integral part of these consolidated financial statements.

AC Immune SA

Consolidated Statements of Cash Flows

(In CHF thousands)

	For the Year Ended
	December 31,
	Note	2023	2022	2021
Operating activities
Loss for the period		(54,233)	(70,753)	(72,996)
Adjustments to reconcile net loss for the period to net cash flows:
Depreciation of property, plant and equipment	4	1,672	1,793	1,897
Depreciation of right-of-use assets	5	543	566	509
Finance (income)/expense, net	15	922	(559)	(6,769)
Share-based compensation expense	19	4,365	3,330	4,126
Change in net employee defined benefit liability	18	888	541	590
Interest expense	5/15	176	355	573
(Gain)/loss on sale of fixed assets		—	—	13
Changes in working capital:
(Increase)/decrease in prepaid expenses	9	(1,748)	(1,718)	791
(Increase)/decrease in accrued income	9	162	567	594
(Increase)/decrease in accounts receivable	10	(14,800)	—	—
(Increase)/decrease in other current receivables	11	(232)	36	(99)
(Decrease)/increase in accrued expenses	13	1,137	(6,114)	5,214
(Decrease)/increase in deferred income	14	(449)	(130)	425
(Decrease)/increase in trade and other payables	13	770	(1,073)	(84)
Cash used in operating activities		(60,827)	(73,159)	(65,216)
Interest received	15	595	69	—
Interest paid	5/15	(163)	(470)	(465)
Finance expenses paid	15	(13)	(8)	(8)
Net cash flows used in operating activities		(60,408)	(73,568)	(65,689)

Investing activities
Short-term financial assets, net	8	66,446	25,000	(51,000)
Purchases of property, plant and equipment	4	(801)	(1,239)	(2,635)
Rental deposits	5	—	2	(29)
Net cash flows provided by/(used in) investing activities		65,645	23,763	(53,664)

Financing activities
Proceeds from issuance of convertible loan	12	—	—	23,463
Transaction costs on issuance of shares	12	—	—	(6)
Proceeds from public offerings of common shares, net of underwriting fees and transaction costs	12	41,056	—	—
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	12	2,677	(8)	12,121
Proceeds from issuance of common shares – asset acquisition, net of transaction costs	12	—	—	4,599
Proceeds from issuance of common shares – equity plan, net of transaction costs	12	65	7	1,082
Principal payments of lease obligations	5	(548)	(569)	(513)
Transaction costs associated with issuance of shares in relation to asset acquisition previously recorded in Accrued expenses		—	(776)	—
Net cash flows (used in)/provided by financing activities		43,250	(1,346)	40,746

Net increase/(decrease) in cash and cash equivalents		48,487	(51,151)	(78,607)

Cash and cash equivalents at January 1		31,586	82,216	160,893
Exchange gain/(loss) on cash and cash equivalents		(1,579)	521	(70)
Cash and cash equivalents at December 31		78,494	31,586	82,216

Net increase/(decrease) in cash and cash equivalents		48,487	(51,151)	(78,607)

Supplemental non-cash activity
Capital expenditures in Trade and other payables or Accrued expenses	4	—	—	303
Issuance of shares for purchase of IPR&D asset in asset acquisition	6/7	—	—	50,416
Transaction costs associated with issuance of shares in relation to the asset acquisition recorded in Accrued expenses	6	—	—	776
Settlement of convertible notes recorded within Shareholders’ equity	12	—	—	16,920
Transaction costs and stamp duty associated with the public offerings of common shares recorded in Accrued expenses	12	521	—	—
Transaction costs associated with the sale of treasury shares in public offering recorded in Accrued expenses	12	27	—	—

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

2.Basis of preparation

Going concern

The Company believes that it will be able to meet all of its obligations as they fall due for at least 12 months from the filing date of this Form 20-F, after considering the Company’s cash position of CHF 78.5 million and short-term financial assets of CHF 24.6 million as of December 31, 2023. Hence, these consolidated financial statements have been prepared on a going-concern basis.

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

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were approved for issue by the Board of Directors on March 13, 2024.

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention except for items that are required to be accounted for at fair value.

3.Summary of material accounting policies

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

The following exchange rates have been used for the translation of the financial statements of AC Immune USA:

	For the Year Ended
	December 31,
	2023	2022	2021
CHF/USD
Closing rate, USD 1	0.851	0.933	0.923
Weighted average exchange rate, USD 1	0.908	0.965	0.929

The results and financial position of AC Immune USA are translated into the presentation currency as follows:

i.	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
ii.	income and expenses for each statement of income/(loss) are translated at average exchange rates; and
iii.	all resulting exchange differences are recognized in other comprehensive income/(loss), within cumulative translation differences.

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

For a complete discussion of accounting for contract revenue, see “Note 14. Contract revenues.”

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

For external research contracts, expenses include those associated with contract research organizations, or CROs, or contract manufacturing organizations, or CMOs. The invoicing from CROs or CMOs for services rendered do not always align with work performed. We accrue the cost of services rendered in connection with CRO or CMO activities based on our estimate of the “stage of completion” for such contracted services. We maintain regular communication with our CRO or CMO vendors to gauge the reasonableness of our estimates and accrued expenses as of the balance sheet date in the consolidated financial statements based on facts and circumstances known at the time.

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

Share capital and public offerings

Common shares are classified as equity. Share issuance costs are capitalized as incurred and will be shown in equity as a deduction, net of tax, from the proceeds received from existing or future offerings. Should a planned equity offering not be assessed as probable, the issuance costs would be expensed immediately in the consolidated statements of income/(loss). See “Note 12. Share capital.”

Treasury shares

Treasury shares are recognized at acquisition cost and deducted from shareholders’ equity at the time of acquisition, until they are subsequently resold, distributed or cancelled. Where such shares are subsequently sold, any consideration received is included in shareholders’ equity. See “Note 12. Share capital.”

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

Stock options granted under the Company’s stock option plans C1 and the 2016 Stock Option and Incentive Plan are valued using the Black-Scholes option-pricing model (see “Note 19. Share-based compensation”). This valuation model as well as parameters used such as expected volatility and expected term of the stock options are partially based on management’s estimates.

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

As disclosed in “Note 17. Income taxes,” the Company has tax losses that can generally be carried forward for a period of 7 years from the period the loss was incurred. These tax losses represent potential value to the Company to the extent that the Company is able to create taxable profits before the expiry period of these tax losses. The Company has not recorded any deferred tax assets in relation to these tax losses.

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

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on LCAs, (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) share-based compensation, (v) right-of-use assets and lease liabilities and (vi) our IPR&D asset. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

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

Accounting policies, new standards, interpretations and amendments adopted by the Company

There are no new IFRS standards, amendments or interpretations that are mandatory as of January 1, 2023 that are relevant to the Company. Additionally, the Company has not adopted any standard, interpretation or amendment that has been issued but is not yet effective. Such standards are not currently expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

4.Property, plant and equipment

The following tables show the movements in the net book values of property, plant and equipment for the years ended December 31, 2023 and 2022, respectively:

	As of December 31, 2023
		IT	Laboratory	Leasehold	Assets under
In CHF thousands	Furniture	equipment	equipment	improvements	construction	Total
Acquisition cost:
Balance at December 31, 2022	285	1,909	9,765	1,640	3	13,602
Additions	24	278	468	31	—	801
Disposals	—	(19)	—	(12)	—	(31)
Transfers	—	—	—	3	(3)	—
Balance at December 31, 2023	309	2,168	10,233	1,662	—	14,372

Accumulated depreciation:
Balance at December 31, 2022	(159)	(1,599)	(7,017)	(568)	—	(9,343)
Depreciation expenses	(53)	(271)	(1,084)	(264)	—	(1,672)
Disposals	—	19	—	—	—	19
Balance at December 31, 2023	(212)	(1,851)	(8,101)	(832)	—	(10,996)

Carrying amount:
December 31, 2022	126	310	2,748	1,072	3	4,259
December 31, 2023	97	317	2,132	830	—	3,376

	As of December 31, 2022
		IT	Laboratory	Leasehold	Assets under
In CHF thousands	Furniture	equipment	equipment	improvements	construction	Total
Acquisition cost:
Balance at December 31, 2021	265	1,754	9,142	810	695	12,666
Additions	20	151	576	184	5	936
Transfers	—	4	47	646	(697)	—
Balance at December 31, 2022	285	1,909	9,765	1,640	3	13,602

Accumulated depreciation:
Balance at December 31, 2021	(106)	(1,316)	(5,739)	(389)	—	(7,550)
Depreciation expenses	(53)	(283)	(1,278)	(179)	—	(1,793)
Balance at December 31, 2022	(159)	(1,599)	(7,017)	(568)	—	(9,343)

Carrying amount:
December 31, 2021	159	438	3,403	421	695	5,116
December 31, 2022	126	310	2,748	1,072	3	4,259

AC Immune continues to enhance its laboratory equipment to support its R&D functions. This effort has continued for the year ended December 31, 2023, with CHF 0.7 million invested in lab equipment and IT equipment, representing an increase of 6%.

For the years ended December 31, 2023, 2022 and 2021, the Company incurred CHF 1.7 million, CHF 1.8 million and CHF 1.9 million in depreciation expenses, respectively.

5.Right-of-use assets, long-term financial assets and lease liabilities

The Company recognized additions and reassessment of right-of-use of leased assets for buildings or for office equipment totaling CHF 1.2 million and CHF 0.5 million for the years ended December 31, 2023 and 2022, respectively. In 2023, these increases are predominantly associated with a new lease and the reassessment of our existing leased office space.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates as of December 31, 2023 are 3.5% (3.5% for 2022) for buildings, 5.3% (5.3% for 2022) for office equipment and 2.6% (2.6% for 2022) for IT equipment.

The following tables show the movements in the net book values of right-of-use of leased assets for the years ended December 31, 2023 and 2022, respectively:

		Office	IT
In CHF thousands	Buildings	equipment	equipment	Total
Balance as of December 31, 2022	2,708	74	26	2,808
Additions and reassessment	1,243	—	—	1,243
Depreciation	(505)	(24)	(14)	(543)
Balance as of December 31, 2023	3,446	50	12	3,508

		Office	IT
In CHF thousands	Buildings	equipment	equipment	Total
Balance as of December 31, 2021	2,776	98	40	2,914
Additions and reassessment	460	—	—	460
Depreciation	(528)	(24)	(14)	(566)
Balance as of December 31, 2022	2,708	74	26	2,808

For the years ended December 31, 2023, and 2022, the impact on the Company’s consolidated statements of income/(loss) and consolidated statements of cash flows is detailed in the table below.

	For the Year Ended
	December 31,
In CHF thousands	2023	2022
Statements of income/(loss)
Depreciation of right-of-use assets	543	566
Interest expense on lease liabilities	90	68
Expense for short-term leases and leases of low value	793	750
Total	1,426	1,384

Statements of cash flows
Total cash outflow for leases	1,431	1,388

The following table presents the contractual undiscounted cash flows for lease liabilities as of December 31, 2023 and 2022:

	As of
	December 31,
In CHF thousands	2023	2022
Less than one year	784	638
1-3 years	1,526	1,230
3-5 years	1,505	1,187
Total	3,815	3,055

The Company also has two deposits in escrow accounts totaling CHF 0.4 million for the lease of the Company’s premises as of December 31, 2023 and 2022, respectively.

6.Asset acquisition

In 2021, the Company closed its acquisition with Affiris AG (Affiris) for the program portfolio of therapeutics targeting a-syn, notably ACI-7104.056 (previously PD01), a clinically-validated active immunotherapy candidate for the treatment of Parkinson’s disease (the Transferred Assets). The Company acquired the Transferred Assets and USD 5.0 (CHF 4.6) million in cash in exchange for 7,106,840 shares of the Company at closing, for a total value of USD 58.7 (CHF 55.1) million.

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

7.Intangible assets

AC Immune’s acquired IPR&D asset is a clinically-validated active immunotherapy candidate for the treatment of Parkinson’s disease. The asset is not yet ready for use until the asset obtains market approval. The carrying amount and net book value are detailed below:

	As of December 31, 2023			As of December 31, 2022
	Gross			Gross
	carrying	Accumulated	Net book	carrying	Accumulated	Net book
In CHF thousands	amount	amortization	value	amount	amortization	value
Acquired IPR&D asset	50,416	—	50,416	50,416	—	50,416
Total intangible assets	50,416	—	50,416	50,416	—	50,416

In accordance with IAS 36 Impairment of Assets, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The valuation is considered to be Level 3 in the fair value hierarchy in accordance with IFRS 13 Fair Value Measurement due to unobservable inputs used in the valuation. The Company has determined the IPR&D asset was not impaired as of December 31, 2023 and 2022, respectively.

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

The Company’s valuation model calculates the risk-adjusted, net cash flows through the projected period of market exclusivity across target sales regions. The Company uses a discount rate of 17% (17% for 2022), based on the assumed cost of capital for the Company over the forecast period.

8.Cash and cash equivalents and short-term financial assets

The Company’s cash and cash equivalents are maintained in the following respective currencies as of December 31, 2023 and 2022:

	As of
	December 31,
In CHF thousands	2023	2022
Cash and cash equivalents	78,494	31,586
Total	78,494	31,586
By currency
CHF	52,437	24,418
EUR	8,155	1,313
USD	17,902	5,855
Total cash and cash equivalents	78,494	31,586

As of December 31, 2023 and 2022, the Company’s funds were held in CHF, EUR and USD currencies. Funds held in EUR and USD were translated into CHF at a rate of 0.942 and 0.851 and 0.994 and 0.933, respectively, for each currency and year.

The following table summarizes the Company’s short-term financial assets as of December 31, 2023 and 2022:

	As of
	December 31,
In CHF thousands	2023	2022
Short-term financial assets due in one year or less	24,554	91,000
Total	24,554	91,000
By currency
CHF	22,000	91,000
USD	2,554	—
Total short-term financial assets	24,554	91,000

9.Prepaid expenses and accrued income

	As of
	December 31,
In CHF thousands	2023	2022
Prepaid expenses	6,437	4,708
Accrued income	246	408
Total prepaid expenses and accrued income	6,683	5,116

The Company’s prepaid expenses relate mainly to research contracts with down-payments at contract signature with the related activities to start or continue into 2024, prepaid expenses recorded as part of our cost sharing arrangement with Janssen, as well as prepaid payroll-related expenses.

10.Accounts receivable

As of December 31, 2023, accounts receivable includes the CHF 14.8 million milestone payment due from Janssen as part of our collaboration and license agreement for reaching the programmed launch of the Phase 2b clinical study. This balance was not overdue as of December 31, 2023.

11.Other current receivables

	As of
	December 31,
In CHF thousands	2023	2022
Other current receivable	45	124
Swiss VAT	259	249
Withholding tax	318	19
Total other current receivables	622	392

The maturity of these assets is less than 3 months. The Company considers the counterparty risk as low and the carrying amount of these receivables is considered to approximate their fair value.

12.Share capital

As of December 31, 2023 and 2022, the issued share capital amounted to CHF 2,088,823 and CHF 1,796,675, respectively, and is composed of outstanding common shares of 99,197,829 and 83,620,364, respectively, and treasury shares of 5,243,958 and 6,214,021, respectively.

The table below summarizes the Company’s capital structure:

			In CHF thousands
	Common	Treasury	Share	Share	Treasury
	shares	shares	capital	premium	shares
December 31, 2021	89,700,630	(6,221,617)	1,794	431,251	(124)
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	—	7,596	—	(8)	0
Issuance of shares – incentive plans, net of transaction costs	133,755	—	3	80	—
December 31, 2022	89,834,385	(6,214,021)	1,797	431,323	(124)
Proceeds from public offerings, net of underwriting fees and transaction costs	14,300,000	—	286	40,249	—
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	—	970,063	—	2,631	19
Issuance of shares – incentive plans, net of transaction costs	307,402	—	6	704	—
December 31, 2023	104,441,787	(5,243,958)	2,089	474,907	(105)

The common shares and treasury shares have nominal values of CHF 0.02 per share. All shares have been fully paid. These treasury shares held by the Company are not considered outstanding shares as of December 31, 2023 or 2022.

Authorized capital

The Company’s Board of Directors is authorized to increase the share capital, in one or several steps, until June 24, 2024, by a maximum amount of CHF 114,000 by issuing a maximum of 5,700,000 registered shares with a par value of CHF 0.02 each, to be fully paid up. An increase of the share capital (i) by means of an offering underwritten by a financial institution, a syndicate or another third party or third parties, followed by an offer to the then-existing shareholders of the Company and (ii) in partial amounts, shall also be permissible.

Conditional share capital for financing and other purposes

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

Conditional share capital for employee benefit plans

The Company’s share capital may be increased by a maximum aggregate amount of CHF 93,795 through the issuance of not more than 4,689,750 common shares, payable in full, each with a nominal value of CHF 0.02 per share, by the exercise of options rights that have been granted to employees, consultants, members of the board of directors, or other person providing services to the Company or a subsidiary. As of December 31, 2023, 97,540 of our common shares, which were issued upon the exercise of options and restricted share units, have not yet been registered with the commercial register of the Canton of Vaud.

Follow-On Offering

On December 19, 2023, the Company announced that it had closed an underwritten offering of 14,300,000 common shares, resulting in gross proceeds of approximately USD 50.1 (CHF 43.8) million. Net underwriting fees and transaction costs totaled CHF 3.3 million for net proceeds of CHF 40.5 million. Transaction costs associated with these offerings and related to the issuance of new shares were charged directly against the share premium account thereby reducing the total equity reported.

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

At the market equity offering

In Q3 2020, AC Immune issued 5,000,000 common shares with a nominal value of CHF 0.02, which became treasury shares. The Company also established an “at the market offering program” (“ATM”) for the sale of up to USD 80.0 (CHF 68.1) million worth of our common shares issued from time to time by entering into an Open Market Sale Agreement (“Sales Agreement”) with Jefferies LLC (“Jefferies”) as the sales agent under a prior registration statement on Form F-3 which expired in Q2 2021.

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

Through December 31, 2023, the Company has sold 2,149,202 common shares previously held as treasury shares pursuant to the new Sales Agreement, raising USD 16.3 (CHF 14.8) million, net of underwriting fees and transaction costs. We have paid commissions to Jefferies totaling USD 0.5 (CHF 0.5) million through December 31, 2023, for share issuances in accordance with our ATM programs.

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

13.Trade and other payables and accrued expenses

	As of
	December 31,
In CHF thousands	2023	2022
Trade and other payables	1,679	929
Total trade and other payables	1,679	929

Accrued research and development costs	4,722	5,360
Accrued payroll expenses	4,649	2,898
Other accrued expenses	1,716	1,159
Total accrued expenses	11,087	9,417

The increase in accrued payroll expenses is mostly due to the timing of certain payroll-related payments and an increase in performance-related remuneration. Additionally, CHF 0.4 million was recognized as accrued stamp duty within other accrued expenses for the issuance of shares as part of the Company’s follow-on offering as of December 31, 2023.

14.Contract revenues

For the years ended December 31, 2023, 2022 and 2021, AC Immune generated contract revenues of CHF 14.8 million, CHF 3.9 million and nil, respectively.

The following tables provide contract revenue amounts from its LCAs for the years ended December 31, 2023, 2022 and 2021, respectively.

	For the Year Ended
	December 31,
In CHF thousands	2023	2022	2021
Janssen	14,800	—	—
Life Molecular Imaging	—	3,935	—
Other	1	—	—
Total contract revenues	14,801	3,935	—

During the years ended December 31, 2023, 2022 and 2021, the Company recognized the following contract revenues as a result of changes in the contract asset and the contract liability balances in the respective periods:

	For the Year Ended
	December 31,
In CHF thousands	2023	2022	2021
Revenues recognized in the period from:
Amounts included in the contract liability at the beginning of the period	—	—	—
Performance obligations satisfied in previous periods	14,801	3,935	—

14.1 Licensing and collaboration agreements

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

For the years ended December 31, 2023, 2022 and 2021, we have recognized no revenues from this arrangement.

Tau active immunotherapy in AD – 2014 agreement with Janssen Pharmaceuticals, Inc.

In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc. (Janssen), part of the Janssen Pharmaceutical Companies of Johnson & Johnson, to develop and commercialize therapeutic anti-Tau active immunotherapies for the treatment of AD and potentially other Tauopathies. The value of this collaboration is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low-double digits to the mid-teens for the ACI-35.030 active immunotherapy program. In April 2016, July 2017, January 2019, November 2019, December 2022, and November 2023, the companies entered into the first, second, third, fourth, fifth and sixth amendments, respectively. These amendments allow for the alignment of certain payment and activity provisions with the Development Plan and Research Plan activities. We and Janssen have completed the co-development of the second-generation lead active immunotherapies, ACI-35.030 and JACI-35.054, through Phase 1b/2a. In November 2022, it was announced that ACI-35.030 was selected to advance into further development based on interim data from the ongoing Phase 1b/2a trial. In December 2023, it was announced that Janssen has programmed the launch of Phase 2b clinical study to evaluate ACI-35.030 (JNJ-64042056) in patients with preclinical AD, those individuals not yet showing symptoms. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35.030.

Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the first Phase 1b clinical study in 2016 by providing 90 days’ notice to us. If not otherwise terminated, the agreement shall continue until the expiration of all royalty obligations as outlined in the contract.

The agreement also allows for the expansion to a second indication based on the same anti-Tau active immunotherapy program and based on intellectual property related to this program.

The Company received an upfront, non-refundable license fee of CHF 25.9 million, which we recognized as revenue in 2014. In May 2016, we received a payment of CHF 4.9 million for reaching a clinical milestone in the first Phase 1b study. In December 2023, we were entitled to receive a milestone payment of CHF 14.8 million for the commencement of the first Phase 2b clinical study. The Company recognized this income as revenue because we deemed it highly probable that this milestone would be obtained and would not be subject to reversal in the future.

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

At execution of the agreement, the transaction price included only the upfront consideration received of CHF 25.9 million. At inception, none of the clinical, regulatory or commercial milestones has been included in the transaction price, as all milestone amounts were fully constrained. The Company did receive a payment of CHF 4.9 million for reaching a clinical milestone in the first Phase 1b study in May 2016 and was entitled, in December 2023, to receive a milestone payment of CHF 14.8 million for the commencement of the Phase above. The Company could also receive up to more than CHF 443 million in clinical, regulatory and commercial milestones as well as tiered, low-double digits to mid-teen royalties on aggregate net sales for the ACI-35.030 active immunotherapy program. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Janssen and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2023, 2022 and 2021, we have recognized CHF 14.8 million, nil and nil, respectively, from this arrangement.

Tau-PET imaging agent –2014 agreement with Life Molecular Imaging (LMI)

In May 2014 (as amended in June 2022), we entered into an agreement, our first diagnostic partnership, with LMI, the former Piramal Imaging SA. The partnership with LMI is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein PET tracers supporting the early diagnosis and clinical management of AD and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 160 (CHF 151) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low-teens. LMI may terminate the LCA at any time by providing 3 months’ notice to us.

In connection with this agreement, AC Immune received a payment of EUR 500 (CHF 664) thousand, which was fully recognized in 2015. In Q1 2017, we recorded a milestone payment of EUR 1 (CHF 1.1) million related to the initiation of “Part B” of the first-in-man Phase 1 study. In Q3 2019, the Company recognized EUR 2 (CHF 2.2) million in connection with the initiation of a Phase 2 trial of Tau-PET tracer in patients with mild cognitive impairment and mild–to-moderate AD in comparison with non-demented control participants. In Q3 2022, the Company recognized EUR 4 (CHF 3.9) million linked to the progression of the Tau-PET tracer into late-stage development in AD. The Company is eligible to receive additional variable consideration related to the achievement of certain clinical milestones totaling EUR 4 (CHF 4) million should the compound make it through Phase 3 clinical studies. We are also eligible to receive potential regulatory and sales-based milestones totaling EUR 148 (CHF 139) million. Finally, the Company is eligible for royalties from the mid-single digits to low-teens.

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

For the years ended December 31, 2023, 2022 and 2021, the Company has recognized nil, CHF 3.9 million and nil, respectively, from this arrangement.

14.2 Grant income

Grants from the Michael J. Fox Foundation

In May 2020, the Company, as part of a joint arrangement with Skåne University Hospital (Skåne) in Sweden, was awarded a USD 3.2 (CHF 3.0) million grant from the MJFF’s Ken Griffin Alpha-synuclein Imaging Competition. As part of this grant, AC Immune was eligible to receive USD 2.5 (CHF 2.3) million directly from the MJFF. Skåne was to receive USD 0.7 (CHF 0.7) million of the total grant directly from the MJFF over two years to conduct and support the clinical arm of the project. In August 2022, the Company received follow-on grant funding as part of its joint arrangement with Skåne in Sweden totaling USD 0.5 (CHF 0.5) million for the continued development of its alpha-synuclein PET imaging diagnostic agent. As part of this grant, AC Immune received USD 0.4 (CHF 0.4) million directly from the MJFF. Skåne received USD 0.1 (CHF 0.1) million of the total grant directly from the MJFF over the duration of the grant period.

In December 2021, the Company announced that it had been awarded two grants totaling USD 1.5 (CHF 1.4) million to advance small molecule PD programs. One award supported an existing early-stage program to develop small molecules that can prevent intracellular aggregation and spreading of a-syn. The other award funded research on the therapeutic potential of chemically and mechanistically novel, brain penetrant small molecule inhibitors of NLRP3 inflammasome activation for the treatment of PD.

In February 2023, the Company announced that it had been awarded a new grant totaling USD 0.5 (CHF 0.4) million from the MJFF to support the development of its TDP-43 PET tracer program.

For the years ended December 31, 2023, 2022 and 2021, the Company has recognized CHF 1.2 million, CHF 1.2 million and CHF 1.1 million, respectively, from its MJFF grants, under “Other operating income/(expense), net”.

15.Expenses by category

Research and development

	For the Year Ended
	December 31,
In CHF thousands	2023	2022	2021
Operating expenses	33,198	41,166	44,289
Payroll expenses	19,499	17,548	16,465
Share-based compensation	1,909	1,622	1,528
Total research and development expenses	54,606	60,336	62,282

The decrease in 2023 is mainly driven by a decrease of CHF 5.8 million in direct R&D expenditures across various programs. This is partially offset by an increase of CHF 2.2 million in salaries and related costs, including share-based compensation expenses.

For the years ended December 31, 2023, 2022 and 2021, the Company had 115.4, 122.4 and 108.6 FTEs in our research and development functions.

General and administrative

	For the Year Ended
	December 31,
In CHF thousands	2023	2022	2021
Operating expenses	4,729	6,207	7,031
Payroll expenses	7,755	7,874	8,281
Share-based compensation	2,821	1,708	2,598
Total general and administrative expenses	15,305	15,789	17,910

The decrease in 2023 compared with the prior year predominantly relates to a reduction of CHF 1.5 million across various cost centers. This is partially offset by an increase of CHF 1.1 million in share-based compensation expenses.

For the years ended December 31, 2023, 2022 and 2021, the Company had 26.2, 22.5 and 27.3 FTEs in our general and administrative functions.

Financial result, net

	For the Year Ended
	December 31,
In CHF thousands	2023	2022	2021
Financial income	1,044	69	6,485
Financial expense	(176)	(355)	(581)
Exchange differences	(1,467)	393	113
Finance result, net	(599)	107	6,017

Our finance result primarily consists of interest expense associated with our short-term financial assets and lease liabilities as well as foreign currency exchange differences.

For the year ended December 31, 2023, the decrease in financial result, net relates primarily to unfavorable foreign currency exchange differences related to movement in the CHF versus foreign currencies, predominantly the US Dollar. This is partially offset by an increase in financial income, combined with a decrease in financial expense, due to the transition from negative to positive interest rates for our interest-bearing deposit accounts.

16.Related-party transactions

Board of directors and executive management compensation

Key management includes the board of directors and executive management. For 2023, there were eight members (2022 and 2021: eight) of the Board (excluding the CEO) and seven members (2022: seven and 2021: six) of executive management (including the CEO). Compensation was as follows:

	For the Year Ended
	December 31,
In CHF thousands	2023	2022	2021
Short-term employee benefits	4,661	4,187	4,403
Post-employment benefits	446	295	266
Share-based compensation	3,251	2,503	2,997
Total compensation	8,358	6,985	7,666

17.Income taxes

The Group recognized less than CHF 0.1 million in income taxes and no deferred tax asset or liability positions for the years ended December 31, 2023, 2022 and 2021, respectively. The Group’s expected tax expense for each year is based on the applicable tax rates in each jurisdiction. In 2023, these rates ranged from 13.6% to 33.8% (13.6% - 33.8% for 2022 and 13.6% - 32.9% for 2021) in the Group’s respective tax jurisdictions. The weighted average tax rate applicable to the Group was 13.6% (13.6% for 2022 and 2021, respectively).

The Group’s income tax expense for each year can be reconciled to loss before tax as follows:

	For the Year Ended
	December 31,
In CHF thousands	2023	2022	2021
Loss before income tax	(54,223)	(70,740)	(72,993)
Tax benefit calculated at the domestic rates applicable in the respective countries	(7,371)	(9,616)	(9,930)
(Income not subject to tax)/expenses not deductible for tax purposes	611	455	(375)
Effect of unused tax losses and tax offsets not recognized as deferred tax assets	6,770	9,174	10,308
Effective income tax rate expense	10	13	3

The Swiss tax rate used for the 2023 reconciliations is the corporate tax rate of 13.6% (13.6% in 2022 and 2021, respectively) payable by corporate entities in the Canton of Vaud, Switzerland on taxable profits under tax law in that jurisdiction.

The below table details the total unrecognized deductible temporary differences, unused tax losses and unused tax credits:

	As of
	December 31,
In CHF thousands	2023	2022	2021
Unrecognized deductible temporary differences, unused tax losses and unused tax credits
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:
Tax losses	312,972	264,089	197,152
Deductible temporary differences related to:
Right-of-use assets and lease liabilities, net	—	—	—
Retirement benefit plan	5,770	3,213	7,098
Total	318,742	267,302	204,250

The following table details the tax losses carry forwards of the Company and their respective expiry dates:

	As of
	December 31,
In CHF thousands	2023	2022	2021
Tax losses split by expiry date:
December 31, 2024	15,231	15,231	15,231
December 31, 2025	48,894	48,894	48,894
December 31, 2026	—	—	—
December 31, 2027	57,824	57,824	57,824
December 31, 2028	75,204	75,204	75,204
December 31, 2029	66,936	66,936	—
December 31, 2030	48,883	—	—
Total unrecorded tax loss carryforwards	312,972	264,089	197,153

The tax losses available for future offset against taxable profits have increased by CHF 48.9 million from 2022, representing the amount of tax losses that are additionally available as an offset, subject to expiration as disclosed in the table above, against future taxable income.

Consistent with prior years, the Company has not recorded any deferred tax assets in relation to the past tax losses available for offset against future profits as the recognition criteria were not met at the balance sheet date.

18.Retirement benefit plan

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

The following table sets forth the status of the defined benefit pension plan and the amount that is recognized in the consolidated balance sheets:

	As of
	December 31,
In CHF thousands	2023	2022	2021
Defined benefit obligation	(41,060)	(32,410)	(33,889)
Fair value of plan assets	35,290	29,197	26,791
Total liability	(5,770)	(3,213)	(7,098)

The following amounts have been recorded as net pension cost in the consolidated statements of income/(loss):

	For the Year Ended
	December 31,
In CHF thousands	2023	2022	2021
Current service cost	1,453	1,712	1,648
Past service cost	903	—	—
Interest cost	804	126	79
Interest income	(705)	(87)	(48)
Net pension cost	2,455	1,751	1,679

The changes in defined benefit obligation, fair value of plan assets and unrecognized gains/(losses) are as follows.

A. Change in defined benefit obligation

	For the Year Ended
	December 31,
In CHF thousands	2023	2022	2021
Defined benefit obligation as of January 1	(32,410)	(33,889)	(30,213)
Current service cost	(1,453)	(1,712)	(1,648)
Past service cost	(903)	—	—
Interest cost	(804)	(126)	(79)
Change in demographic assumptions	136	29	—
Change in financial assumptions	(2,908)	8,397	156
Change in experience assumptions	(57)	(1,726)	(252)
Benefits deposited	(1,265)	(2,327)	(894)
Employees’ contributions	(1,396)	(1,056)	(959)
Defined benefit obligation as of December 31	(41,060)	(32,410)	(33,889)

B.Change in fair value of plan assets

	For the Year Ended
	December 31,
In CHF thousands	2023	2022	2021
Fair value of plan assets as of January 1	29,197	26,791	22,749
Interest income	705	87	48
Employees’ contributions	1,396	1,056	959
Employer’s contributions	1,567	1,210	1,089
Benefits deposited	1,265	2,327	894
Return on plan assets excluding interest income	1,160	(2,274)	1,052
Fair value of plan assets as of December 31	35,290	29,197	26,791

Expected contributions by the employer to be paid to the post-employment benefit plans during the annual period beginning after the end of the reporting period amount to approximately CHF 1.6 million.

C.Change in net defined benefit liability

	For the Year Ended
	December 31,
In CHF thousands	2023	2022	2021
Net defined benefit liabilities as of January 1	3,213	7,098	7,464
Net pension cost through statement of income/(loss)	2,455	1,751	1,679
Remeasurement through other comprehensive income/(loss)	1,669	(4,426)	(956)
Employer’s contribution	(1,567)	(1,210)	(1,089)
Net defined benefit liabilities as of December 31	5,770	3,213	7,098

D.Other comprehensive gains/(losses)

	For the Year Ended
	December 31,
In CHF thousands	2023	2022	2021
Effect of changes in demographic assumptions	136	29	—
Effect of changes in financial assumptions	(2,908)	8,397	156
Effect of changes in experience assumptions	(57)	(1,726)	(252)
Return on plan assets excluding interest income	1,160	(2,274)	1,052
Total other comprehensive gain/(loss)	(1,669)	4,426	956

In 2022, the change in experience assumptions results from an increased sum of insured salaries.

The fair value of the plan assets is the cash surrender value of the insurance with the insurance company (AXA). The investment strategy defined by the board of trustees follows a conservative profile.

The plan assets are primarily held within instruments with quoted market prices in an active market, with the exception of real estate and mortgages.

The weighted-average duration of the defined benefit obligation is 15.5 years and 14.9 years as of December 31, 2023 and 2022, respectively.

The actuarial assumptions used for the calculation of the pension cost and the defined benefit obligation of the defined benefit pension plan for the years ended December 31, 2023, 2022 and 2021, respectively, are as follows:

	For the Year Ended
	December 31,
	2023	2022	2021
Discount rate	1.50%	2.25%	0.30%
Rate of future increase in compensations	1.75%	1.75%	1.75%
Rate of future increase in current pensions	0.00%	0.00%	0.00%
Interest rate on retirement savings capital	1.50%	2.25%	0.75%
Mortality and disability rates	BVG 2020 GT (CMI)	BVG 2020-CMI	BVG 2020-CMI

In defining the benefits, the minimum requirements of the Swiss BVG and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits.

A quantitative sensitivity analysis for significant assumptions as of December 31, 2023 is shown below:

							Interest rate on
	Discount rate		Future salary increase		Future pension cost		savings capital
	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Assumptions	increase	decrease	increase	decrease	increase	decrease	increase	decrease

	In CHF thousands
Potential defined benefit obligation	38,132	44,390	41,997	40,205	42,681	39,578	42,158	40,030
Decrease/(increase) from actual defined benefit obligation	2,928	(3,330)	(937)	855	(1,621)	1,482	(1,098)	1,030

A quantitative sensitivity analysis for significant assumptions as of December 31, 2022 is shown below:

							Interest rate on
	Discount rate		Future salary increase		Future pension cost		savings capital
	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Assumptions	increase	decrease	increase	decrease	increase	decrease	increase	decrease

	in CHF thousands
Potential defined benefit obligation	30,201	34,916	32,940	31,841	33,601	31,322	33,322	31,545
Decrease/(increase) from actual defined benefit obligation	2,209	(2,506)	(530)	569	(1,191)	1,088	(912)	865

The sensitivity analyses above are subject to limitations and have been determined based on a method that extrapolates the impact on net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

19.Share-based compensation

Share-based option awards

As of December 31, 2023, there are equity-based instruments outstanding that the Company has granted under two different plans.

The Company’s 2016 Share Option and Incentive Plan (SOIP) was approved by the shareholders at the ordinary shareholders’ meeting in November 2016. The 2016 Plan authorizes the grant of incentive and non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, performance share awards, performance-based awards to covered employees and dividend equivalent rights. The Company only grants equity-based instruments from the SOIP as of December 31, 2023.

The following table summarizes equity-settled share option grants for plans that existed during the period:

	Number of
	options awarded		Contractual
Plan	(since inception)	Vesting conditions	life of options
Share option plan C1	6,775,250	4 years’ service from grant date	10 years
2016 SOIP:
Executives and directors	4,831,325	1 year, 3 year and 4 years’ service from the date of grant, quarterly and annually	10 years
Employees	1,811,687	4 years’ service from the date of grant, annually	10 years

The number and weighted-average exercise prices (in CHF) of options under the share option programs for Plans C1 and the 2016 SOIP are as follows:

		Weighted-	Weighted-
		average	average
	Number of	exercise price	remaining
	options	(CHF)	term (years)
Outstanding at January 1, 2021	2,900,667	5.90	8.2
Forfeited during the year	(207,331)	6.13	—
Exercised during the year	(218,561)	4.97	—
Granted during the year	1,110,914	6.34	—
Outstanding at December 31, 2021	3,585,689	6.21	7.8
Exercisable at December 31, 2021	1,613,242	6.13	6.8
Outstanding at January 1, 2022	3,585,689	6.21	7.8
Forfeited during the year	(304,738)	6.32	—
Exercised during the year	(110,250)	0.15	—
Granted during the year	1,090,316	3.18	—
Outstanding at December 31, 2022	4,261,017	5.65	7.6
Exercisable at December 31, 2022	2,345,648	6.41	6.6
Outstanding at January 1, 2023	4,261,017	5.65	7.6
Forfeited during the year	(824,084)	5.34	—
Exercised during the year	(42,037)	1.52	—
Granted during the year	1,554,281	1.75	—
Outstanding at December 31, 2023	4,949,177	4.11	7.2
Exercisable at December 31, 2023	3,022,345	4.88	6.4

The outstanding stock options as of December 31, 2023 have the following range of exercise prices:

		Range of
		expiration
	Total options	dates
Range of exercise prices
CHF 0.15	92,875	2024–2026
CHF 9.53	109,665	2027
USD 5.04 to USD 12.30	2,417,545	2027–2031
USD 2.76 to USD 4.57	1,034,326	2032–2033
USD 2.03 to USD 2.32	1,294,766	2032–2033
Total outstanding options	4,949,177

The weighted-average exercise price for options granted in 2023, 2022 and 2021 is USD 2.08 (CHF 1.75), USD 3.44 (CHF 3.18) and USD 6.95 (CHF 6.34), respectively. The range of exercise prices for outstanding options was CHF 0.15 to CHF 9.53 for awards previously granted in CHF (prior to 2018) and USD 2.03 to USD 12.30 for awards granted in USD as of December 31, 2023.

For awards issued in 2023, the volatility is based on the Company’s actual volatility for the period congruent with the expected term of the underlying option. The risk-free interest rate is based on yields of long-dated U.S. Treasury notes that align with the expected term of the award. The weighted-average share price of common share options exercised in 2023 is USD 3.18 (CHF 2.68).

The weighted-average grant date fair values of the options granted in 2023, 2022 and 2021 are USD 1.57 (CHF 1.33), USD 2.38 (CHF 2.20) and USD 5.23 (CHF 4.78), respectively. The following table illustrates the weighted-average assumptions for the Black-Scholes option-pricing model used in determining the fair value of these awards:

	For the Year Ended
	December 31,
	2023	2022	2021
Exercise price (USD)	2.03-3.11	2.76-4.57	5.31-7.72
Share price (USD and weighted average)	2.08	3.44	6.95
Risk-free interest rate	4.0-4.6%	0-2.4%	0%
Expected volatility	72-86%	67-80%	80%
Expected term (in years)	5.5-6	5.5 - 6.25	5.1 - 6
Dividend yield	—	—	—

Restricted share awards

A summary of share awards (restricted share and restricted share units) activity as of December 31, 2023 and changes during the year then ended is presented below:

			Contractual
	Number of		life of non-
	share awards		vested share
Grantee type	granted	Vesting conditions	awards
Restricted share units
Directors	257,329	1 year service from date of grant, annually	10 years
Executives	905,803	3 year and 4 years’ service from the date of grant, quarterly and semi-annually	10 years
Employees	458,335	3 years’ service from the date of grant, annually	10 years

		Weighted-
		average
	Number of	grant date fair
	shares	value (CHF)
Non-vested at January 1, 2021	19,494	9.51
Exercised during the year	(2,471)	9.46
Vested during the year	(18,697)	9.52
Non-vested at December 31, 2021	797	9.41
Vested and exercisable at December 31, 2021	65,515	9.48
Non-vested at December 31, 2021	797	9.41
Granted during the year	239,194	3.06
Vested during the year	(23,505)	3.28
Non-vested at December 31, 2022	216,486	3.06
Vested and exercisable at December 31, 2022	89,020	7.84
Non-vested at December 31, 2022	216,486	3.06
Forfeited during the year	(134,947)	2.05
Exercised during the year	(55,503)	2.37
Granted during the year	1,187,570	1.89
Vested during the year	(265,366)	2.46
Non-vested at December 31, 2023	1,003,743	1.97
Vested and exercisable at December 31, 2023	298,883	4.08

The weighted-average grant date fair values of the remaining non-vested share awards as of the respective year end for the restricted share units were CHF 1.97, CHF 3.06 and CHF 9.41 for the years ended December 31, 2023, 2022 and 2021, respectively. The fair values of these non-vested share awards granted were determined using a reasonable estimate of market value of the common shares on the date of the award.

The expense charged against the income statement was CHF 4.4 million, CHF 3.3 million and CHF 4.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. The expense is revised by the Company based on the number of instruments that are expected to become exercisable.

20.Commitments and contingencies

The Company’s commitments and contingencies relate to its ongoing operating activities, mainly research and development programs, as well as its leased corporate space.

In the normal course of business, we conduct product research and development programs through collaborative programs that include, among others, arrangements with universities, contract research organizations and clinical research sites. We have contractual arrangements with these organizations. As of December 31, 2023, we have contractual obligations, other than for leases (see below), totaling CHF 21.4 million for 2024.

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

	As of
	December 31,
In CHF thousands	2023	2022
Within 1 year	21,746	23,336
Between 1 and 3 years	16,920	18,516
Between 3 and 5 years	7,632	9,229
More than 5 years	1,270	1,407
Total	47,568	52,488

21.Earnings per share

	For the Year Ended
	December 31,
In CHF thousands except for share and per share data	2023	2022	2021
Loss per share (EPS)
Numerator
Net loss attributable to equity holders of the Company	(54,233)	(70,753)	(72,996)
Denominator
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	84,694,616	83,554,412	74,951,833
Basic and diluted loss per share for the period attributable to equity holders	(0.64)	(0.85)	(0.97)

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

	As of
	December 31,
	2023	2022	2021
Share options issued and outstanding (in-the-money)	97,683	135,827	1,140,388
Restricted share awards subject to future vesting	1,160,240	117,292	6,264
Convertible shares	—	—	41,461
Total potentially dilutive securities	1,257,923	253,119	1,188,113

22.Financial instruments and risk management

The Company’s activities expose it to the following financial risks: market risk (foreign exchange and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The following table shows the carrying amounts of financial assets and financial liabilities:

	As of
	December 31,
In CHF thousands	2023	2022
Financial assets
Right-of-use assets	3,508	2,808
Long-term financial assets	361	361
Other current receivables	622	392
Accounts receivable	14,800	—
Short-term financial assets	24,554	91,000
Cash and cash equivalents	78,494	31,586
Total financial assets	122,339	126,147

	As of
	December 31,
In CHF thousands	2023	2022
Financial liabilities
Long-term lease liabilities	2,825	2,253
Trade and other payables	1,679	929
Accrued expenses	11,087	9,417
Short-term lease liabilities	672	548
Total financial liabilities	16,263	13,147

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has a policy of matching its cash holdings to the currency structure of its expenses, which means that the Company holds predominately CHF, with lesser balances of EUR and USD (see “Note 8. Cash and cash equivalents and short-term financial assets”). The Company recognized a loss of CHF 1.5 million, a gain of CHF 0.5 million and a loss of CHF 0.1 million for the years ended December 31, 2023, 2022 and 2021, respectively, within “Finance result, net.”

As of December 31, 2023, if the CHF had strengthened/weakened by 10% against the EUR and the USD with all other variables held constant, the net loss for the period would have been lower/higher by CHF 2.6 million (2022: CHF 0.7 million), mainly as a result of foreign exchange gains/losses on predominantly EUR/USD denominated cash and cash equivalents and short-term financial assets.

Interest rates

The Company’s CHF cash holdings (inclusive of those held in short-term financial assets) were subject to positive interest rates at certain counterparty thresholds through 2023. As of December 31, 2023 if the interest rates granted by the counterparties had increased/decreased by 10%, the net income for the period would have been higher/lower by CHF 0.1 million. Interest income and interest expense are recorded within finance results, net in our consolidated statements of income/(loss).

Credit risk

The Company maintains a formal treasury risk and investment management policy to limit counterparty credit risk. As of December 31, 2023, the Company’s cash and cash equivalents and short-term financial assets are held with five financial institutions, each with a high credit rating ranging from A+ to AA- assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Accounts receivable and other receivables are fully performing, not past due and not impaired (see “Note 8. Cash and cash equivalents and short-term financial assets”, “Note 10. Accounts receivable” and “Note 11. Other current receivables”).

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

The Company’s approach of managing liquidity is to ensure sufficient cash to meet its liabilities when due. Therefore, management closely monitors the cash position on rolling forecasts based on expected cash flow to enable the Company to finance its operations for at least 12 months. The Company has CHF 1.7 million in trade and other payables, and CHF 11.1 million in accrued expenses which are due within 12 months from the reporting date. Finally, as it relates to the Company’s lease liabilities please see “Note 5. Right-of-use assets, long-term financial assets and lease liabilities” for detail of when corresponding lease liabilities are due.

23.Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to preserve the capital on the required statutory level in order to succeed in developing a cure against (i) AD, (ii) focused non-Alzheimer’s neurodegenerative diseases including NeuroOrphan indications and (iii) diagnostics.

24.Subsequent events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these consolidated financial statements, for appropriate accounting and disclosures.

On January 22, 2024, the Company announced that it will regain all global rights to the anti-amyloid beta antibody crenezumab and the anti-Tau antibody semorinemab following termination of the collaboration agreements with Genentech, a member of the Roche Group, and Roche, which termination will be effective in April 2024. Both antibodies have been evaluated in clinical studies for AD. AC Immune will also regain rights to existing GMP drug-product for clinical testing as well as associated data generated under each of the agreements. AC Immune will carefully review and evaluate available data sets, including the final open label extension results from the Lauriet trial when they become available and are received in full by AC Immune, before decisions are made on potential further development and other opportunities.

On February 1, 2024, the Company received the milestone payment of CHF 14.8 million due from Janssen for the commencement of first Phase 2b clinical study.