Form 20-F
period 2024-12-31
AC Immune SA
filed 2025-03-13
CIK 1651625

,

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Common shares: 100,410,377

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions, and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key information—D. Risk factors” in this Annual Report. These risks and uncertainties include multiple factors:

●	the success of our and our collaboration partners’ clinical studies, and our and their ability to obtain and maintain regulatory approval and to commercialize our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056) and diagnostics (Tau-PET tracer PI-2620, a-syn-PET tracers ACI-12589 and ACI-15916 and TDP-43-PET tracer ACI-19626) and to a lesser extent our preclinical candidates;
●	the preclinical and clinical safety, efficacy and utility of our product candidates;
●	the ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;
●	our plans to research, develop and commercialize our product candidates;
●	the identification of serious adverse, undesirable or unacceptable side effects related to our product candidates;

●	our ability to maintain our current strategic relationships with our collaboration partners;
●	our ability to protect and maintain our, and not infringe on third parties’, intellectual property rights throughout the world;
●	our ability to raise capital when needed in order to continue our product development programs or commercialization efforts;
●	our ability to attract and retain qualified employees and key personnel;
●	the acceptance by the Food and Drug Administration (FDA) and applicable foreign regulatory authorities of data from studies that we and our collaboration partners conduct within and outside the U.S. now and in the future;
●	our foreign private issuer (FPI) status, the loss of which would require us to comply with the Exchange Act’s domestic reporting regime, and cause us to incur significant legal, accounting and other expenses;
●	our incorporation in Switzerland, the laws of which govern our corporate affairs and may differ from those applicable to companies incorporated in the U.S.; and
●	the other risk factors discussed under “Item 3. Key information—D. Risk factors.”

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

The below provides a summary of our principal risk factors:

Risks related to our business:

●	We depend heavily on the success of our clinical and, to a lesser extent, preclinical products:

a.	Our ability to generate product revenues, which we do not expect to occur for several years, will depend on clinical and regulatory success which have low probabilities of success in the central nervous system (CNS) space in which we operate.
●	Results of early preclinical and clinical studies may not be predictive of future results:
a.	Products that show positive or timely preclinical or early clinical results may not show sufficient safety or efficacy in later-stage clinical studies and therefore may fail to obtain regulatory approvals.
●	Our products may not gain market acceptance or may be preempted by competitors:
a.	Even if our products obtain regulatory approval, they may not be accepted by healthcare providers, patients or the medical community.
b.	Our success is dependent on the ability to discover, develop and obtain marketing approval for our products. We face and will continue to face intense competition from a variety of businesses, including large fully integrated biopharmaceutical and pharmaceutical companies and others that may have greater financial, technical and human resources.
c.	A competitor may enter with a generic of an approved innovator product.
●	We may not be successful in using and expanding our Morphomer and SupraAntigen proprietary technology platforms.
●	We operate in highly competitive and rapidly changing industries, which may result in others discovering, developing or commercializing competing products before or more successfully than we do.
●	Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel including members of our Executive Committee.
●	A breakdown or breach of our information technology systems and cybersecurity efforts, or those of our key business partners, contract research organizations (CROs) or service providers, could subject us to liability or reputational damage or interrupt the operation of our business.

Risks related to our relationships with third parties:

●	If we fail to maintain, or realize the benefits from, our current strategic relationships with our current and potential future license and collaboration partners our financial condition may be materially adversely affected.
●	We may seek to form additional strategic alliances in the future with respect to our product candidates, and if we do not realize the benefits of such alliances, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.
●	Our collaboration agreements may make us an attractive acquisition target under certain circumstances.

Risks related to intellectual property:

●	We or our licensing or collaboration partners may not have sufficient patent terms to protect our products and business effectively, which may adversely affect our product sales and technology development.
●	If we fail to comply with the obligations to obtain and maintain patent protection such as compliance with intellectual property agreements, including those under which we license intellectual property and other rights to or from third parties, or otherwise experience disruptions to our business relationships with our licensees, our licensors and collaboration partners, we could lose intellectual property rights that are important to our business.
●	We may be subject to claims challenging the inventorship of our patents and other intellectual property.

Risks related to our financial condition and capital requirements:

●	We are a clinical stage biopharmaceutical company with a history of losses. We anticipate incurring losses for the foreseeable future. As such, if we fail to obtain additional funding via product revenues, license and collaboration agreements, equity offerings or other forms of financing, we may need to delay, reduce or eliminate certain of our product development programs.
●	If we fail to obtain additional funding, we may delay, reduce or eliminate our product development programs or commercialization efforts.

Risks related to the regulatory environment:

●	We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.
●	Even if we obtain regulatory approvals in one jurisdiction, we may not be able to obtain approval in other jurisdictions. Additionally, we will be subject to ongoing obligations and review which may result in significant additional expenses.
●	We have conducted and may in the future conduct clinical studies for our product candidates outside the U.S., and the FDA and applicable foreign regulatory authorities may not accept data from such studies.
●	Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

Risks related to our common shares:

●	We have limited free float in our common shares which may have a negative impact on the liquidity and market price of our common shares.
●	Certain of our existing shareholders exercise significant control over us, and your or other shareholders’ interests may conflict with the interests of such shareholders.
●	We are a Swiss corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.
●	We are an FPI and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
●	As an FPI, and as permitted by the listing requirements of Nasdaq, we rely on certain home country governance practices rather than the corporate governance requirements of Nasdaq. Should we lose our FPI status, we would be required to comply with the Exchange Act’s domestic reporting regime, which would cause us to incur significant legal, accounting and other expenses.
●	We were likely a passive foreign investment company (a “PFIC”) for certain of our previous taxable years. Although we believe we were likely not a PFIC for 2024, there can be no assurance that the Internal Revenue Service will agree. We cannot express any expectation regarding our PFIC status for 2025 or future taxable years. If we are a PFIC for any taxable year during which a U.S. investor owns our common shares, the investor generally will be subject to adverse U.S. federal income tax consequences.

Risks related to our business

We depend heavily on the success of our clinical and, to a lesser extent, preclinical products. Our clinical product candidates currently in development include our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056) and diagnostics (Tau-PET tracer PI-2620, a-syn-PET tracers ACI-12589 and ACI-15916 and TDP-43-PET tracer ACI-19626). If our clinical studies are unsuccessful, if we or our collaboration partners do not obtain regulatory approval or if we or our collaboration partners are unable to commercialize our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056) and diagnostics (Tau-PET tracer PI-2620, a-syn-PET tracers ACI-12589 and ACI-15916 and TDP-43-PET tracer ACI-19626), or if we experience significant delays in doing so, our business, financial condition and results of operations will be materially adversely affected.

We currently have no products approved for sale and have invested, and will continue to invest, a significant portion of our efforts and financial resources in the development of our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056) and diagnostics (Tau-PET tracer PI-2620, a-syn-PET tracers ACI-12589 and ACI-15916 and TDP-43-PET tracer ACI-19626), all of which are in clinical development as well as other preclinical candidates such as our small molecule programs including therapeutics (Morphomer Tau), our TDP-43 antibody, Morphomer a-syn and inflammasome therapeutics (NLRP3 small molecule and ASC antibody). Our ability to generate product revenues, which we do not expect will occur for at least the next several years, if ever, will depend heavily on successful clinical development, obtaining regulatory approval and eventual commercialization of these product candidates. In this regard, we rely heavily on our collaboration partners for clinical development of certain of our product candidates, and they may choose to discontinue the clinical development process in certain cases. In addition, we currently generate no revenues from sales of any drugs or diagnostics, and we may never be able to develop or commercialize a marketable drug or diagnostic. The success of our current and future product candidates will depend on several factors, including, but not limited to, the following:

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

We continuously evaluate the acquisition or disposition of operating businesses and assets and may in the future undertake one or more significant transactions, such as our purchase in 2021 of Affiris AG’s (Affiris) program portfolio of therapeutics targeting a-syn, notably the predecessor of our ACI-7104.056, a clinically-validated active immunotherapy candidate for the treatment of Parkinson’s disease (PD). Any such transaction could be material to our business and could take any number of forms, including mergers, joint ventures and the purchase of equity interests, amongst others. The consideration for such acquisitive transactions may include, among other things, cash, common shares or equity interests in us or our subsidiary, or a contribution of equipment to obtain equity interests, and in conjunction with a transaction we might incur additional indebtedness. We also routinely evaluate the benefits of disposing of certain of our assets.

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

Accordingly, if our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056) and diagnostics (Tau-PET tracer PI-2620, a-syn-PET tracers ACI-12589 and ACI-15916 and TDP-43-PET tracer ACI-19626) are approved, competitors could file ANDAs for generic versions of our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056) and diagnostics (Tau-PET tracer PI-2620, a-syn-PET tracers ACI-12589 and ACI-15916 and TDP-43-PET tracer ACI-19626) or 505(b)(2) NDAs that reference our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056) and diagnostics (Tau-PET tracer PI-2620, a-syn-PET tracers ACI-12589 and ACI-15916 and TDP-43-PET tracer ACI-19626), respectively. If there are patents listed in the Orange Book for our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056) and diagnostics (Tau-PET tracer PI-2620, a-syn-PET tracers ACI-12589 and ACI-15916 and TDP-43-PET tracer ACI-19626), respectively, those ANDAs and 505(b)(2) NDAs would be required to include a certification for each listed patent, indicating whether the ANDA applicant does or does not intend to challenge the patent. We cannot predict whether any patents issuing from our pending patent applications will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether we would sue on any such patents or the outcome of any such suit.

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

A Fast Track designation by the FDA may not lead to faster development or a faster regulatory review or approval process and does not increase the likelihood that our product candidates will receive regulatory approval.

If a drug or biologic is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the sponsor may apply for FDA Fast Track designation for a particular indication. We have received Fast Track designation for ACI-24.060, ACI-35.030 and PI-

2620 and we may also seek Fast Track designation for certain of our future product candidates, but there is no assurance that the FDA will grant this status to any of our future product candidates. If granted, Fast Track designation makes a product eligible for more frequent interactions with the FDA to discuss the development plan and clinical trial design, as well as rolling review of the application, which means that the company can submit completed sections of its marketing application for review prior to completion of the entire submission. Even if this designation is obtained, we may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a fast-track designation does not provide any assurance of ultimate FDA approval. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program.

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

We believe that our key competitor product candidates are (i) AADvac1 (Axon Neuroscience) for ACI-35.030; (ii) UB-311 (Vaxxinity) and ABvac-40 (Araclon Biotech) for ACI-24.060; (iii) UB-312 (Vaxxinity) for ACI-7104.056; (iv) bepranemab (UCB/Roche), E-2814 (Eisai) and JNJ63733657 (Janssen) for semorinemab; (v) Leqembi (BioArctic/Eisai), Kisunla (Eli Lilly and Company) and their subcutaneous formulations, trontinemab (Roche), ACU193 (Acumen Pharmaceuticals), PMN310 (ProMIS Neurosciences) and PRX012 (Prothena) for crenezumab; (vi) HMTM (TauRx Pharmaceuticals) for Morphomer Tau; (vii) Tauvid (Eli Lilly and Company), florzolotau (Aprinoia Therapeutics), MK-6240 (Lantheus) and GTP1 (Genentech) for PI-2620; (viii) UCB-2897 (UCB) for ACI-12589 and ACI-15916, as described under “Item 4. Information on the Company—B. Business overview—Competition.”

We may not be successful in our efforts to use and expand our Morphomer and SupraAntigen proprietary technology platforms to build additional product candidates for our pipeline.

A key element of our strategy is to use and expand our Morphomer and SupraAntigen proprietary technology platforms to create unique therapies and diagnostics misfolded proteins in diseases, such as AD, PD and others (including NeuroOrphan diseases such as ALS and PSP), and progress these product candidates through clinical development. Although our research and development efforts to date have resulted in a pipeline of product candidates, we may not be able in the future to develop product candidates that are safe and effective. Even if we are successful in continuing to build our pipelines, the potential product candidates that we identify may not be suitable for clinical development, potentially as a result of having harmful side effects or other characteristics indicating they may be unlikely to receive marketing approval and achieve market acceptance.

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

In addition, the ongoing conflicts between Russia and Ukraine and Israel and Hamas have caused, and may cause additional, political and economic disruptions. Governments in the United States, United Kingdom and European Union have imposed certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and adversely affect our ability to commercialize our products (subject to regulatory approval) in this region. Currently, none of our clinical development or business activities are conducted directly or otherwise in Russia or Ukraine.

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

On February 1, 2025, the President of the United States signed an executive order which provided that, effective February 4, 2025, certain imports from Mexico, Canada and China would be subject to tariffs. The application of the executive order was subsequently suspended and the final implementation and size of the respective tariffs remains uncertain. However, these proposed tariffs have resulted in retaliatory tariffs, and threats thereof, against U.S. goods. It remains too early to know what the ultimate impact of these potential and actual tariffs on our business and financial condition could be. In addition, ongoing changes in U.S. and foreign government trade policies, including potential modifications to existing trade agreements, could introduce additional uncertainty. Trade restrictions and export regulations, or increases in tariffs (including tariffs on imports from Europe) and additional taxes, including any retaliatory measures could have a material and adverse effect on our business, results of operations, or financial condition.

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

Our ability to effectively monitor and respond to the rapid and ongoing developments and expectations relating to environmental, social and governance (ESG) and climate change matters, including legal and regulatory developments and related social expectations and concerns, may impose costs on us or result in reputational or other harm to us that could have a material adverse effect on our business, financial condition and results of operations.

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

For example, expectations regarding voluntary ESG initiatives and disclosures may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations. In addition, certain market participants, including major institutional investors and capital providers, use third party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us, which could negatively impact our share price as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees, which may adversely impact our operations.

Climate change, and laws, regulations and policies regarding climate change and the disclosure of climate change-related information and risks, could also pose additional legal or regulatory requirements related to greenhouse gas emissions reporting, carbon pricing, and mandatory reduction targets. For example, on March 6, 2024, the SEC finalized new rules for public companies that will require extensive climate-related disclosures and significant analysis of the impact of climate-related issues on our business strategy, results of operations, and financial condition (the “SEC Climate Disclosure Rules”). The SEC issued an order staying implementation of the SEC Climate Disclosure Rules pending the resolution of certain challenges; moreover, the ultimate fate of the SEC Climate Disclosure Rules under the Trump administration is uncertain. Climate change and ESG related disclosure and diligence rules have also been enacted or proposed in the EU and other jurisdictions. Our legal, accounting, and other compliance expenses may increase significantly, and compliance efforts may divert management time and attention, as we prepare for the potential implementation of the SEC Climate Disclosure Rules and climate change disclosure requirements in the EU and other jurisdictions. As such, existing climate change-related requirements, and any more stringent requirements in the future, could increase our costs of sourcing, production, and transportation, increase our costs of compliance with disclosure and reporting requirements, as well as have negative reputational impacts if we fail to meet such requirements, and could have a material adverse effect on our business, financial condition, results of operations and reputation.

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

Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have substantial experience with or been instrumental for us and our projects. Members of our key management include Andrea Pfeifer, Ph.D., our Chief Executive Officer; Anke Post, M.D., Ph.D., our Chief Medical Officer; Christopher Roberts, our Chief Financial Officer; Piergiorgio Donati, our Chief Technical Operations Officer; Howard Donovan, our Chief Human Resources Officer; Mark Danton, our Executive Vice President (EVP) EVP Artificial Intelligence and Information Systems; Günther Staffler, Ph.D., our Senior Vice President (SVP) Immunotherapy; Julien Rongère, Ph.D., our SVP for Regulatory Affairs and Quality Assurance; Gary Waanders, Ph.D., our SVP Investor Relations and Corporate Communications; Matthias Maurer, Ph.D., our SVP General Counsel; Bojana Portmann, Ph.D., our Vice President (VP) for Intellectual Property and Business Development (VP IP and BD); Olivier Sol, M.D., our VP Head of Clinical Development; and Francesca Capotosti, Ph.D., our VP Research.

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

Data privacy or security breaches, cyber-attacks and other cybersecurity incidents, including those by individuals authorized to access our technology systems or others, may pose a risk that sensitive data, including intellectual property, trade secrets or personal information belonging to us, our patients, study subjects or other business partners, may be exposed to unauthorized persons or to the public. Cyber-attacks are increasing in their frequency, sophistication and intensity, and are becoming increasingly difficult to detect. They are often carried out by motivated, well-resourced, skilled and persistent actors, including nation states, state-sponsored actors, organized crime groups, “hacktivists”, employees or contractors acting with malicious intent and other external actors, and such actors may see their effectiveness enhanced by the use of artificial intelligence. Cyber-attacks could include the deployment of harmful malware and key loggers, ransomware, a denial-of-service attack, a malicious website, phishing attacks, computer viruses, social engineering and other means to affect the confidentiality, integrity, availability and traceability of our technology systems and data. Our systems and networks are also vulnerable to damage or interruption from, among other things, software bugs, server malfunctions, software or hardware failure, telecommunications failures, insider theft, human error, fire, terrorist attacks, natural disasters, power loss, war, misuse, mistake, fraud, misconduct or other events that may harm our systems and networks. Our key business partners, CROs and service providers face similar risks, and any security breach or other failure of their systems could adversely affect our security posture. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on our third-party research institution collaborators for research and development of our product candidates and on other third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. Our ability to evaluate and monitor our CROs’, contractors’ and consultants’ data security practices are limited, and due to applicable laws and regulations or contractual obligations, we may be held responsible for any security breaches or cybersecurity attack attributed to them as they relate to the information we share with them. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary information or personal data of our employees, partners or study subjects, we could incur liability including notification obligations (including to the impacted individuals and applicable regulators or supervisory authorities), and the further development and commercialization of our product candidates could be delayed.

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

In addition, certain global geo-political events can increase our cybersecurity risk. For example, due to the recent Russia-Ukraine conflict, there have been publicized threats to increase cyber-attack activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine. There may also be increased risks of cyber-attacks as a result of the unfolding events in Israel, the Gaza Strip, Lebanon and Iran. Any such increase in such attacks on us or our key business partners, CROs or service providers could adversely affect our systems or other operations.

Changes in laws, rules, regulations or standards relating to data privacy and security, or any actual or perceived failure by us to comply with such laws, rules, regulations and standards, or contractual or other obligations relating to data privacy and security, could result in claims, changes to our business practices, penalties, increased cost of operations and could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

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

Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the EU General Data Protection Regulation (GDPR), which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data. EU Member States are tasked under the GDPR to enact, and to have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU Member States and Switzerland (via its Federal Data Protection Act) governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates (and the obligations of sponsors of clinical trials acting as data controllers), the transfer of personal data out of the European Economic Area (EEA), the notification of security breaches and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or EUR 20 million, whichever is greater. The GDPR also applies to our key business partners, CROs and service providers, whether or not they are located in Europe, with which we share personal data subject to the GDPR. Additionally, following Brexit, we also are subject to the UK General Data Protection Regulation (UK GDPR) (i.e. a version of the GDPR as implemented into UK law), exposing us to two parallel regimes with potentially divergent interpretations and enforcement actions for certain violations. While the European Commission issued an adequacy decision intended to remain in effect until June 2025 in respect of the UK’s data protection framework, enabling data transfers from EU Member States to the UK to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories, the relationship between the UK and the EU in relation to certain aspects of data privacy and security law remains unclear. For example, such decision may be revoked in the future by the European Commission if the UK data protection regime is reformed in ways that deviate substantially from the GDPR. Although we do not have material operations in the UK, we cannot rule out potential disruptions in relation to the clinical regulatory framework applicable to our clinical studies in the UK, and to data privacy and security rules with respect to personal data sharing with vendors and clinical investigators in the UK, and we cannot predict future implications. Similarly, while on July 10, 2023 the European Commission adopted an adequacy decision concluding that the U.S. ensures an adequate level of protection for personal data transferred from the EEA to the U.S. under the EU-U.S. Data Privacy Framework (followed on October 12, 2023 with the adoption of an adequacy decision in the UK for the UK-U.S. Data Bridge and on August 14, 2024 by the new Data Privacy Framework between Switzerland and the U.S. adding the U.S. to the list of countries with an adequate level of data protection), such decision does not foreclose, and is likely to face, future legal challenges and ongoing legal uncertainty. In addition, additional costs may need to be incurred in order to implement necessary safeguards to comply with the GDPR, UK GDPR and the Swiss Federal Act on Data Protection (FADP) and potential new rules and restrictions on the flow of data across borders could increase the cost and complexity of conducting business in some markets. If our policies and practices or those of our key business partners, CROs or service providers are, or are perceived to be, insufficient, or if our users have concerns regarding our transfers of data, we could be subject to enforcement actions or investigations by individual EU, UK or Swiss data protection authorities or lawsuits by private parties. While we have taken steps to mitigate the impact of such complexities and uncertainties on us by implementing supplementary measures in accordance with the applicable regulations, the efficacy and longevity of these mechanisms remains uncertain due to the fast-moving regulatory environment.

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

Our operations, and those of our third-party research institution collaborators, CROs, CMOs, suppliers, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, and other natural or man-made disasters or business interruptions, for which we are partly uninsured. In addition, the ongoing conflicts between Russia and Ukraine and Israel and Hamas have caused, and may cause additional, political and economic disruptions. Governments in the United States, United Kingdom and European Union have imposed certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and adversely affect our ability to commercialize our products (subject to regulatory approval) in this region. Currently, none of our clinical development or business activities are conducted directly or otherwise in Russia or Ukraine. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or by other business interruption.

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

Risks related to our relationships with third parties

If we fail to maintain our current strategic relationships with Eli Lilly and Company (Lilly), Janssen Pharmaceuticals Inc. (Janssen) part of the Janssen Pharmaceutical Companies of Johnson & Johnson, Life Molecular Imaging SA (LMI), Takeda Pharmaceuticals, USA, Inc. (Takeda) and other of our current or future strategic partners, our business, commercialization prospects and financial condition may be materially adversely affected.

In December 2018, we signed a license agreement with Lilly to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases (NDD). This collaboration commenced in Q1 2019. We are in a partnership with Janssen to develop and commercialize therapeutic anti-Tau active immunotherapies for the treatment of AD and potentially other tauopathies. We also have a diagnostic partnership with LMI for compounds, which bind pathological Tau for use as a PET tracer. In May 2024, we entered into a worldwide option and license agreement with Takeda for our active immunotherapies targeting Abeta, including ACI-24.060. Our collaboration partners each have the right to terminate their agreements with us for any reason upon providing us with a certain notice period. In April 2024, the termination of the collaboration agreements with Genentech, a member of the Roche group, became effective, and the Company regained the global rights to crenezumab and semorinemab in February 2025. If Lilly, Janssen, LMI, Takeda or other of our current or future strategic partners terminate their agreement with us at any time, it could delay or prevent development of our product candidates and materially harm our business, financial condition, commercialization prospects and results of operations.

Good relationships with Lilly, Janssen, LMI, Takeda and other of our current or future strategic partners are important for our business prospects. If our relationships with Lilly, Janssen, LMI, Takeda or other of our current or future strategic partners were to deteriorate substantially or if Lilly, Janssen, LMI, Takeda or other of our current or future strategic partners were to challenge our use of their intellectual property or our calculations of the payments which are owed under our agreements, our business, financial condition, commercialization prospects and results of operations could be materially adversely affected.

Lastly, our collaboration agreements with Lilly, Janssen, LMI and Takeda (in the case of Takeda, if it exercises its option under our agreement) provide each partner with control over, and responsibility for, the clinical development process, including obtaining regulatory and marketing approvals, manufacturing costs and sales and marketing costs. Future collaboration agreements may also relinquish development control to our partners. Our current or future collaboration partners may and do separately pursue competing products, therapeutic approaches or technologies to develop treatments for the diseases targeted by us or our collaborative efforts. Even if our partners continue their contributions to the collaborative agreements to which we are a party, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Our partners may also fail to fulfill their obligations under the collaboration agreements or may be slow in performing their obligations. Any of these circumstances could result in a material adverse impact on our business, financial condition, commercialization prospects or results of operations.

We may seek to form additional strategic alliances in the future with respect to our product candidates, and if we do not realize the benefits of such alliances, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

Our product development programs and the potential commercialization of our product candidates will require substantial additional liquidity to fund expenses and may require expertise, such as sales and marketing expertise, which we do not currently possess. Therefore, in addition to our relationships with Lilly, Janssen, LMI and Takeda, we may decide to enter into strategic alliances or to create joint ventures or collaborations with pharmaceutical or biopharmaceutical companies for the further development and potential commercialization of those and other of our product candidates.

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

Under certain circumstances, due to the structure of our collaboration arrangements with our strategic partners, our strategic partners may prefer to acquire us rather than pay the milestone payments or royalties under the collaboration arrangements, which may bring additional uncertainties to our business development and prospects. For example, under our collaboration arrangements with Lilly, Janssen and Takeda, we may become entitled to substantial milestone payments and royalties. As a result, rather than paying the milestone payments or royalties, Lilly, Johnson & Johnson or Takeda, or one of their affiliates may choose to acquire us.

Risks related to intellectual property

We may not have sufficient patent terms to protect our products and business effectively.

Patents have a limited lifespan. In the U.S., the natural expiration of a patent is generally 20 years after it is filed. Although various extensions or adjustments may be available, such as adjustments based on certain delays caused by the U.S. Patent and Trademark Office (USPTO), the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned, co-owned and licensed patent portfolios may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours or otherwise provide us with a competitive advantage. Even if patents covering our product candidates are obtained and unchallenged, once the patent life has expired for a product, we may be open to competition from generic medications.

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

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and product candidates. Our success depends in large part on our and our licensing or collaboration partners’ ability to obtain and maintain patent and other intellectual property protection in the U.S., the EU and other countries with respect to our proprietary technologies and product candidates. In particular, Lilly, Janssen, Takeda or our other licensing or collaboration partners may be dependent on a license with a third party for the development and future commercialization of our product candidates. If such license is not granted or is terminated, Lilly, Janssen, Takeda or other licensing or collaboration partners may be required to cease development and commercialization of our product candidates, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

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

In Europe, the Unified Patent Court (UPC) entered into force in June 2023. The UPC provides a new centralized forum for pan-European litigation in contracting EU Member States (18 out of 27 EU Member States). Litigation of European patents in European Patent Convention countries outside of the EU (e.g. Switzerland, the UK, Turkey) and in non-contracting EU countries (e.g. Spain, Poland) continues to be on a country-by-country basis in front of national courts. During a transition period (initially seven years), patent owners can elect to keep their European patents outside of the jurisdiction of the UPC (“opt-out”). Whilst European patents may be opted-out of the UPC during such transition period, after expiry of such transition period EU legislation provides that the UPC jurisdiction will apply, in respect of the UPC contracting states for all European patents. Accordingly, the emergence of the UPC and its implementation increase the uncertainties surrounding the enforcement or defense of issued patents and related costs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce, and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect and some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets. The EU has introduced a Directive on trade secrets increasing the standards for protection. Because we rely on our advisors, employees and third-party contractors and consultants to research and develop and to manufacture our product candidates, we must, at times, share our intellectual property with them. We seek to protect our intellectual property and other proprietary technology in part by entering into confidentiality agreements, master service agreements, and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, contractors, consultants, licensing and collaboration partners, and other third parties with confidentiality provisions. These agreements typically limit the rights of these third parties to use or disclose our confidential information, including our intellectual property and trade secrets. These agreements also typically restrict the ability of third parties to publish data potentially relating to our intellectual property, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with in the future may expect to be granted rights to publish data arising out of such collaboration, provided that we may have the right to be notified in advance and given the opportunity to delay publication for a limited time period in order for us to secure patent protection of intellectual property rights arising from the collaboration, in addition to the opportunity to remove confidential or trade secret information from any such publication. We also conduct joint research and development programs that may require us to share intellectual property under the terms of our research and development or similar agreements. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or other confidential information or proprietary technology and processes, or that such agreements will not be breached or that our trade secrets or other confidential information will not otherwise be disclosed. Despite the contractual provisions employed when working with these advisors, employees and third-party contractors and consultants, the need to share intellectual property and other confidential information increases the risk that such confidential information becomes known by our competitors, is inadvertently incorporated into the product development of others or is disclosed or used in violation of these agreements. Additionally, our grant agreements typically provide for dissemination of results to academic institutions and to the general public. As a result, our information may be disseminated with the loss of protection status.

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

We or our licensors, licensees or collaborators may not be successful in obtaining or maintaining the necessary rights to our product candidates from third parties through acquisitions and in-licenses.

We or our licensors, licensees or collaborators may require the use of proprietary rights held by third parties in the future, and the growth of our business will likely depend in part on our ability to acquire, in-license, maintain or use these proprietary rights. In addition, our product candidates may require specific processes and/or formulations to work effectively and efficiently and the rights to these processes and/or formulations may be held by others. We or our licensors or licensees may be unable to acquire or in-license from third parties any compositions, methods of use, processes, or other third-party intellectual property rights that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We or our licensors or licensees also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment.

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

The use of new and evolving technologies, such as artificial intelligence, or AI, in our operations may require us to expend material resources and may present risks and challenges that can impact our business, including by posing security and other risks to our confidential information, proprietary information and personal information, any of which may result in reputational harm and liability, or otherwise adversely affect our business.

We may choose to integrate AI into our operations, and this innovation presents risks and challenges that could affect its adoption, and therefore our business. There are significant risks involved in utilizing AI and no assurance can be provided that the usage of AI will enhance our business or assist our business in becoming more efficient or profitable. The use of certain AI technology can give rise to intellectual property risks, including compromises to intellectual property and proprietary information as well as intellectual property infringement and misappropriation. Other known risks of AI currently include inaccuracy, bias, toxicity, data privacy and cybersecurity issues, and data provenance disputes. In addition, AI may have errors or inadequacies that are not easily detectable. AI may also be subject to data herding and interconnectedness (i.e., multiple market participants utilizing the same data), which may adversely impact our business. If the data used to train AI or the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, incomplete, overbroad or biased, our business, financial condition, and results of operations may be adversely affected.

Additionally, we expect to see increasing government and supranational regulation and ethical concerns related to AI use, which may also significantly increase the burden and cost of research, development and compliance in this area. For example, the EU’s Artificial Intelligence Act, or the AI Act, — the world’s first comprehensive AI law — entered into force on August 1, 2024 and, with some exceptions, will become effective 24 months thereafter. This legislation imposes significant obligations on providers and deployers of AI systems, and encourages providers and deployers of AI systems to account for certain ethical principles in their design, development and use of these systems. The rapid evolution of AI will require the application of significant resources to design, develop, test and maintain our technology and products to help ensure that AI is implemented in accordance with applicable laws and regulations and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. The legal landscape and subsequent legal protection for the use of AI remains uncertain, and development of the law in this area could impact our ability to enforce our proprietary rights or protect against infringing uses. If we do not have sufficient rights to use the data on which AI relies or to the outputs produced by AI applications, we may incur liability through the violation of certain laws, third-party privacy or other rights or contracts to which we are a party. Our use of AI applications may also, in the future, result in cybersecurity incidents that implicate the personal data of customers or patients. Any such cybersecurity incidents related to our use of AI applications could adversely affect our reputation and results of operations.

Our collaborators or other third-party service providers may also incorporate AI tools into their own offerings, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to intellectual property, data privacy and cybersecurity. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, or otherwise adversely impact our business.

Risks related to our financial condition and capital requirements

We are a clinical-stage company and have a history of operating losses. We anticipate that we will continue to incur losses for the foreseeable future.

We are a clinical-stage biopharmaceutical company. Since 2003, although we have received upfront and milestone payments from our collaboration partners and certain other contract revenue, we have also incurred significant operating losses. We incurred net losses (defined as net loss attributable to owners of the Company) of CHF 50.9 million for the year ended December 31, 2024. In addition, we had accumulated losses of CHF 368.2 million as of December 31, 2024.

Our losses have resulted principally from research and development expenses and from general business and administrative expenses. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts for our current and future product candidates and seek to obtain regulatory approval and commercialization of such product candidates.

To date, the Company has financed its liquidity requirements primarily from its public offerings, share issuances, contract revenues from option, license and collaboration agreements and grants. We have no products approved for commercialization and have never generated any revenues from product sales. Biopharmaceutical and pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we or our collaboration partners complete pivotal clinical studies and have a product candidate approved for commercialization and we begin to generate revenue or royalties from product sales.

Although we have generated revenues from upfront and milestone payments related to our option, license and collaboration agreements, we have never generated any revenue from product sales and may never be profitable.

Although we have generated contract revenue from upfront and milestone payments related to our option, license and collaboration agreements, we have no products approved for commercialization and have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability depends on our and our licensors’ and collaboration partners’ ability to successfully complete the development of, and obtain the marketing approvals necessary, to commercialize one or more of our product candidates. We do not anticipate generating revenue from product sales unless and until we or our collaboration partners obtain regulatory approval for, and commercialize, our product candidates. Our ability to generate future revenue from product sales depends heavily on our and our collaboration partners’ success in many areas, including but not limited to:

●	successfully completing research and clinical development of our product candidates, by us or our collaboration partners, as the case may be;
●	obtaining marketing approvals for our clinical product candidates, including our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056) and diagnostics (Tau-PET tracer PI-2620, a-syn-PET tracers ACI-12589 and ACI-15916 and TDP-43-PET tracer ACI-19626), for which we or our collaboration partners complete clinical studies;
●	developing a sustainable and scalable manufacturing process for any approved product candidates, and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate (in amount, quality and time) products to support clinical development and the market demand for our product candidates, if approved;
●	launching and commercializing product candidates for which we obtain marketing approval, either directly or with a collaborator or distributor;
●	obtaining market acceptance of our product candidates as viable treatment or diagnostic options;
●	addressing any competing technological and market developments;
●	identifying, assessing, acquiring and/or developing new product candidates;
●	negotiating favorable terms in any collaboration, licensing, or other similar arrangements into which we may enter;
●	maintaining, protecting, acquiring and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and
●	attracting, hiring and retaining qualified personnel.

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

We are currently advancing our clinical product candidates through clinical development, either together with a collaboration partner (ACI 24.060, ACI-35.030 and PI-2620) or independently (ACI-7104.056 and ACI-12589). We expect our research and development expenses to continue to increase in connection with our ongoing activities, particularly as we and/or our collaboration partners continue our ongoing studies and initiate new studies of ACI-35.030, ACI-24.060, ACI-7104.056, Morphomer Tau, PI-2620 and ACI-12589 and initiate preclinical and clinical development of our other product candidates.

As of December 31, 2024, we had cash and cash equivalents of CHF 36.3 million and short-term financial assets of CHF 129.2 million resulting in a total liquidity position of CHF 165.5 million. We currently believe that our existing capital resources, assuming no other milestones, will be sufficient to meet our projected operating requirements into Q1 2027. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we currently expect. In addition, changing circumstances, including inflation, may cause us to adjust our projected spending to amounts more than currently expected. We may also need to raise additional funds sooner than we anticipate due to various factors such as the scope and rate of progress of our development activities, regulatory approval outcomes and emergence of competing technologies, among others.

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

Until such time, if ever, as we can generate substantial product royalty revenue, we expect to finance our liquidity needs through a combination of equity offerings, debt financings, grants, and license and development agreements in connection with collaborations. In September 2020, the Company established an “at the market offering” (ATM) for the sale of up to USD 80.0 (CHF 73.0) million worth of our common shares from time to time by entering into an Open Market Sale Agreement (Sales Agreement) with Jefferies LLC (Jefferies). In Q1 2024, we filed a new registration statement on Form F-3 to replace the Company’s expiring registration statement on Form F-3 that had been filed in 2021. In Q3 2024, we entered into a new Open Market Sale Agreement with Jefferies dated August 6, 2024 to replace and extend the ATM program. In accordance with the terms of the Sales Agreement, we may offer and sell our common shares having an aggregate offering price up to USD 80.0 (CHF 73.0) million from time to time through Jefferies LLC, acting as our sales agent. We do not have any material committed external source of funds. In the event we need to seek additional funds, we may raise additional capital through the sale of equity, convertible debt or other securities. In such an event, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or proposing dividends to our shareholders.

If we raise additional funds through collaborations, strategic alliances, or marketing, distribution or licensing arrangements with third parties, we may have to grant or otherwise relinquish valuable rights to our intellectual property or future revenue streams.

Our ability to use tax loss carry-forwards in Switzerland may be limited.

As of December 31, 2024, we reported tax loss carry-forwards from financial years 2018 until 2024 for purposes of Swiss corporate income tax in the aggregate amount of CHF 343.6 million, which could be available to offset future taxable income. If not used, these tax losses will expire 7 years after the year in which they were incurred. Due to our limited income, there is a high risk that the tax loss carry-forwards will expire partly or entirely, and we will not be able to use them to offset future taxable income thereafter for Swiss corporate income tax purposes.

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

Our consolidated balance sheets contain a material IPR&D asset of CHF 50.4 million. For an IPR&D asset, the risk of failure is significant, and there can be no certainty that the asset will become a successful candidate. Our ability to realize value on this significant investment is often contingent upon, among other things, regulatory approvals and market acceptance. As such, this IPR&D may become impaired and/or be written off at some time in the future if the associated R&D effort is abandoned or is curtailed. For a complete discussion of our IPR&D asset, see “Note 6. Intangible assets”.

Risks related to the regulatory environment

We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

Our future success is dependent on our and our collaboration partners’ ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more product candidates. We are currently advancing therapeutic and diagnostic programs, targeting five different types of misfolded pathological proteins related to AD, PD and other neurodegenerative disorders. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates.

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

In addition, there has been heightened governmental scrutiny in the U.S. of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At both the federal and state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. One significant example of recent legislative action is the Inflation Reduction Act of 2022 (the “IRA”), which has been considered a scaled-back version of the Build Back Better Act. The IRA was signed into law on August 16, 2022. While the IRA is still subject to rulemaking (with more information to come via guidance documents from the responsible federal agencies), the IRA, as written, will, among other changes, give HHS the ability and authority to directly negotiate with manufacturers the price that Medicare will pay for certain high-priced drugs. The IRA will also require manufacturers of certain Part B and Part D drugs to issue to HHS rebates based on certain calculations and triggers (i.e. when drug prices increase and outpace the rate of inflation). On March 15, 2023 and June 30, 2023, HHS issued guidance regarding implementation of the Medicare drug price negotiation program in initial price applicability year 2026. On January 17, 2025, HHS announced 15 additional drugs selected for Medicare pricing negotiations, and these negotiations with participating drug companies are slated to occur in 2025, with any negotiated prices becoming effective in 2027. Several manufacturers and industry groups have challenged the drug price negotiation program for Medicare Parts B and D in federal court. These lawsuits are ongoing, and additional lawsuits may be filed in the future related to provisions of the IRA. It is unknown whether such litigation or other litigation, if brought, will be successful. For these and other reasons, we cannot predict the implications the IRA provisions will have on our business.

Additionally, in the EU, the new clinical trial regulation came into force on January 31, 2022. This new legislation enforces the centralization of clinical trial applications (CTAs) and approvals, which eliminates redundancy, but in some cases, this may extend timelines for clinical study approvals, due to potentially longer review times. Austerity measures in certain European nations may also affect the prices we are able to seek if our products are approved. Both in the U.S. and in the EU, legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical and biopharmaceutical products. We do not know whether additional legislative changes will be enacted, whether the regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be.

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

We cannot ensure that our compliance controls, policies, and procedures will in every instance protect us from acts committed by our employees, agents, contractors, collaborators, or other parties, which would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, health and safety competition, and patient privacy and other privacy laws and regulations. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties, and could adversely impact our operating results, our ability to conduct business and our reputation.

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

Under Swiss law, the Company can introduce the capital band pursuant to Article 653s et seq. of the Swiss Code of Obligations which requires an amendment of the Articles of Association by way of a resolution of a duly convened general meeting of shareholders of the Company. Under the capital band mechanism, the general meeting of shareholders can authorize the board of directors at any time within a maximum term of five years to increase or decrease the share capital by a maximum amount of 50% of the current share capital.

Additionally, as a principle, Swiss law grants pre-emptive subscription rights to existing shareholders to subscribe to any new issuance of shares. Any common share capital increase resolution preserving pre-emptive subscription rights expires after 6 months and requires a simple majority of the votes cast at the shareholder’s meeting regardless of abstentions and empty or invalid votes. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as do the laws of some other jurisdictions. Swiss law also reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, dividends must be approved by shareholders. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise in which greater flexibility would have provided substantial benefits to our shareholders.

Under Swiss law, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits from previous fiscal years, or if the corporation has distributable reserves, each as evidenced by its audited statutory balance sheet. Freely distributable reserves are generally booked either as “free reserves” or as “capital contributions” (apports de capital, contributions received from shareholders) in the “reserve from capital contributions.” Distributions may be made out of issued share capital—the aggregate nominal value of a company’s issued shares—only by way of a capital reduction. To the extent the Company introduces the capital band in 2025, only net proceeds from capital increase using the capital band (less certain expenses and net of repayments from the Company) will be recognized as reserves from capital contributions at the end of validity period of the respective capital band). As of December 31, 2024, the Company has CHF 475.6 million of reserves from capital contributions confirmed by the Swiss Federal Tax Administration and CHF 2,198,645 of issued share capital (consisting of 109,932,248 common shares each with a nominal value of CHF 0.02 and no preferred shares) on its audited statutory balance sheet. Of the total issued shares and issued share capital, the Company holds 10,899,773 fully paid-in treasury shares representing CHF 217,995 of issued share capital.

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

Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve, or authorize our board of directors, to increase our share capital. The Company can only introduce the capital band pursuant to Article 653s et seq. of the Swiss Code of Obligations which requires an amendment of the Articles of Association by way of a resolution of a duly convened general meeting of shareholders of the Company. Such capital band would authorize the board of directors to increase or decrease the share capital without additional shareholder approval. Swiss law limits this authorization to a maximum of 50% of the issued share capital at the time of the authorization. The authorization, furthermore, has a limited duration of up to five years and must be renewed by the shareholders from time to time thereafter. The Company does not yet provide such capital band.

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

While Swiss law also requires that our board of directors elects an audit and finance committee from among its members, as a foreign private issuer, the independence of the members of such committee is determined by home country regulations and the conditions of Section 10B of the Securities Exchange Act, excluding any Nasdaq Listing Rules. Section 10B of the Securities Exchange Act also prescribes qualification requirements for the audit and finance committee. Swiss law also requires that we elect a compensation committee, we follow home country requirements with respect to such committee and our compensation, nomination and corporate governance committee is tasked with certain director nomination and governance responsibilities. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees, and from the independent director oversight of director nominations requirements of Nasdaq Listing Rule 5605I.

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2025 (or the end of our second fiscal quarter in any subsequent fiscal year), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2026 (or the first day of the fiscal year immediately succeeding the end of such second quarter). In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the U.S. or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50 percent of our assets cannot be located in the U.S. and (iii) our business must be administered principally outside the U.S. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

We were likely a passive foreign investment company (a “PFIC”) for certain of our previous taxable years. Although we believe we were likely not a PFIC for 2024, there can be no assurance that the Internal Revenue Service will agree. We cannot express any expectation regarding our PFIC status for 2025 or future taxable years. If we are a PFIC for any taxable year during which a U.S. investor owns our common shares, the investor generally will be subject to adverse U.S. federal income tax consequences.

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

In addition, we currently hold, and expect to continue to hold, a substantial amount of passive assets, including cash. Therefore, our PFIC status for any taxable year will depend on the value of our intangible assets. We have not obtained, and do not intend to obtain, valuations of our goodwill and other intangible assets. However, the average value of our assets (including goodwill and other intangible assets) for any taxable year may be determined, in large part, by reference to our market capitalization, which has fluctuated substantially over time and may continue to be volatile. Due to the volatility of our market capitalization, we may be a PFIC under the asset test for any taxable year if our cash and other passive assets constitute 50% or more of the value of our total assets.

Although we have not obtained valuations of our assets (including goodwill or going concern value) for 2024 and thus are not in a position to make a definitive determination regarding whether we were a PFIC for 2024, based on the composition of our income and assets during 2024 and the estimated value of our assets (which is based on our average market capitalization during 2024), we believe that we were likely not a PFIC for 2024. However, for the reasons described above there can be no assurance that the IRS will agree. Because our PFIC status is a factual annual determination that can be determined only after the end of the relevant taxable year, we cannot express a view regarding our PFIC status for 2025 or any future taxable year.

As discussed in our Annual Reports on Form 20-F for 2019, 2020, and 2022, we were likely a PFIC for these years. If we were a PFIC for 2019, 2020 or 2022, or any other taxable year, we generally will continue to be treated as a PFIC with respect to a U.S. investor who owned our common shares during any portion of such years, even if we are not a PFIC for any subsequent taxable year, unless the U.S. investor makes a “deemed sale” election with respect to our common shares.

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

Our principal expenditures since January 1, 2022 have been our research and development expenses, as more fully described elsewhere in this Annual Report.

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

Leveraging our dual proprietary technology platforms, SupraAntigen and Morphomer, we have built a comprehensive pipeline of first-in-class or best-in-class candidates spanning multiple treatment modalities and targeting both established and emerging neurodegenerative pathologies. We are currently advancing therapeutic and diagnostic programs targeting five different types of misfolded pathological proteins related to Alzheimer’s disease (AD), Parkinson’s disease (PD) and other neurodegenerative disorders. Our pipeline assets are further validated by the multiple partnerships we have established with leading global pharmaceutical companies. We believe our clinically validated technology platforms and multi-target, multimodal approach position AC Immune to revolutionize the treatment paradigm for neurodegenerative disease by shifting it towards Precision Medicine and disease prevention.

Figure 1: AC Immune investment highlights

(1) As of December 31, 2024; excluding treasury shares; (2) Morphomer-antibody drug conjugate

Our Team

We have assembled an outstanding management team with relevant scientific, clinical and regulatory expertise. Our scientific founders, Jean-Marie Lehn, Ph.D., Claude Nicolau, Ph.D., and Fred van Leuven, Ph.D., are regarded as pioneers in their respective scientific domains, including in the study of AD. Our co-founder and Chief Executive Officer, Andrea Pfeifer, Ph.D., a Pharmacologist with a Ph.D. in cancer research and a former National Institute of Health researcher, has a 30+ years track record in senior R&D and business leadership roles in the life science industry. She was formerly Head of Nestlé Global Research and the co-founder of Nestlé Venture Fund. Anke Post, M.D., Ph.D., our Chief Medical Officer, has extensive experience in neuroscience and drug development gained across the pharmaceutical, biotech and medtech industries since 2005. Julien Rongère, Ph.D., our SVP Regulatory Affairs and Quality Assurance, gained specific expertise in the development of regulatory strategies for taking products from Phase 1 through to commercialization in the field of hematology/oncology and immunology/inflammation, including fast-to-market approaches, orphan drugs and pediatric development. Günther Staffler, Ph.D., is a skilled manager of translational research with extensive knowledge of global product development from early discovery to late stage clinical development in the biotech industry, as well as significant experience in project and program management. Francesca Capotosti, Ph.D., joined AC Immune in 2013 as a research scientist and has since been Team Leader and Associate Vice President and Global Project Leader, playing key roles in development of small molecules targeting Tau and a-syn, as well as AC Immune’s a-syn PET tracer program, which delivered the first tracer capable of detecting a-syn pathology in patients.

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

Figure 2: Neurodegenerative diseases represent a large and growing market

(1) Alzheimer’s disease; (2) Gustavsson et al. Alzheimer’s and Dement. 2023 19:658-670. https://doi.org/10.1002/alz.12694; (3) Monoclonal antibody; (4) Neurodegenerative disease; (5) alpha-synuclein; (6) TAR DNA-binding protein 43; (7) Amyotrophic lateral sclerosis; (8) Limbic-predominant age-related TDP-43 encephalopathy

Diagnosis typically takes the form of observation of cognitive, functional and behavioral impairment and other symptoms of the diseases, which are generally only apparent after irreversible neuronal damage has already occurred. In the United States, through Q1 2025, there were only two approved disease-modifying therapies for AD. These provided incomplete clinical efficacy, presented non-negligible safety risks or failed to halt disease progression. A subcutaneously administered formulation of one of the approved products resulted in a higher rate of ARIA-E (amyloid related imaging abnormalities – edema related) and still required frequent dosing making it unsuitable for prevention. Despite these shortcomings, marketed therapies, such as Eisai and Pfizer’s Aricept which only address symptoms, have achieved peak annual global sales of approximately USD 2.4 billion prior to loss of exclusivity. Similarly, in the treatment of PD, the current standard of care is intended only to alleviate clinical symptoms.

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

Lecanemab has been approved in the U.S., Japan, China, South Korea, Hong Kong, Macau, Israel, the United Arab Emirates, Great Britain and Mexico for the treatment of Alzheimer’s disease (AD) in patients with Mild Cognitive Impairment (MCI) or mild dementia stage of Alzheimer’s disease. The administration by intravenous infusion every 2 weeks remains a significant inconvenience for vulnerable patients and their care givers as well as a further burden on healthcare infrastructure.

The second approved disease-modifying treatment, donanemab, is a monoclonal antibody targeting pyroglutamate (pyroGlu) Abeta. Donanemab was approved in the U.S., Japan, China and Great Britain for the treatment of MCI and mild dementia due to Alzheimer's disease. While donanemab is administered only every 4 weeks, it also presents similar non-negligible safety risks, which, depending on ARIA severity, might require interruption or permanent discontinuation of treatment.

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

Figure 4: AC Immune’s three-pillar strategy

(1) Neurodegenerative disease; (2) Alzheimer’s disease; (3) Down syndrome; (4) alpha-synuclein; (5) TAR DNA-binding protein 43

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

Key elements of our approach include:

1.Execution on advancing our product candidates, in partnership or alone, from clinical development to regulatory approval and potential commercialization

Figure 5: Our broad and robust pipeline of therapeutic candidates

(1) Alpha-synuclein; (2) (NOD)-like receptor protein 3; (3) Apoptosis-associated speck-like protein containing a CARD, also PYCARD; (4) Amyotrophic lateral sclerosis; (5) TAR DNA-binding protein 43; (6) Neurodegenerative diseases; (7) Alzheimer’s disease; (8) Down syndrome

Our clinical stage product candidates include:

●	ACI-24.060 for AD and for AD in DS. ACI-24.060 is AC Immune’s anti-Abeta active immunotherapy being evaluated in patients with AD and in subjects with DS. ACI-24.060 contains Abeta unrelated T-helper cell epitopes to increase the magnitude and the boostability of the antibody response against pathological Abeta and has no clinically relevant safety concerns, tolerability and immunogenicity in mouse and NHP studies. ACI-24.060 is currently being tested at 3 different incremental doses in the ABATE Phase 1b/2 trial (NCT05462106) and amyloid plaque reduction is being assessed using Abeta-PET imaging.

ABATE is a multicenter, adaptive, double-blind, randomized, placebo-controlled study designed to assess the safety, tolerability, immunogenicity, and pharmacodynamic effects of ACl-24.060 in subjects with prodromal AD and in adults with Down Syndrome (DS) with evidence of brain amyloid plaques at PET scan. The Clinical Trial Application (CTA) was approved by the UK Medicines and Healthcare Products Regulatory Agency (MHRA) and Spanish Agency for Medicines and Health Products (AEMPS) with the first AD patient dosed in June 2022. In June 2023, AC Immune received Fast Track designation from the FDA for ACI-24.060, for the treatment of AD. This followed FDA clearance of the Investigational New Drug (IND) application in May 2023 enabling the ABATE study to include clinical trial sites to enroll participants with DS in the U.S. Based on the safety profile and induction of an anti-Abeta antibody response post-dosing of ACI-24.060 in patients with AD, dosing of the first individual with DS occurred in June 2023. Based on data available as of December 2024, ACI-24.060 has been shown to be generally safe and well tolerated in individuals with AD and with Down syndrome, noting in particular that no case of Amyloid-Related Imaging Abnormalities-vasogenic edema (ARIA-E) has been reported at brain MRI in these two study populations.

As announced on May 13, 2024, this program is the subject of an exclusive option and license agreement with Takeda Pharmaceuticals USA, Inc. (Takeda). Under the terms of the agreement, AC Immune received an upfront payment of USD 100.0 (CHF 92.3) million from Takeda and is eligible to receive payments of up to approximately USD 2.1 (CHF 1.9) billion including an option exercise fee in the low-to-mid nine-figure USD range and potential development, commercial and sales-based milestone payments. Upon commercialization, AC Immune will be entitled to receive tiered mid-to-high teens percentages royalties on worldwide net sales. Further details related to the agreement are available on the Current Report on Form 6-K furnished by the Company on May 13, 2024 with the SEC.

●	ACI-7104.056. ACI-7104.056, our active immunotherapy targeting pathological a-syn, is currently being tested in a placebo-controlled, double-blind, adaptive, biomarker-based Phase 2 study (VacSYn; NCT06015841) in the EU and in the UK. This trial is evaluating the safety and immunogenicity of ACI-7104.056 against a-syn and pathological a-syn species in early PD. Additionally, disease-specific imaging and fluid biomarkers and progression of motor and non-motor symptoms of PD will be monitored. The VacSYn trial commenced in July 2023 with the dosing of the first patient and is progressing well with over 30 patients randomized in Part 1 of the study. In first interim analyses ACI-7104.056 has been shown to induce high anti-a-synuclein antibody levels. No safety concerns have been reported to date. Further interim results are to be reported in H1 2025 including pharmacodynamic data. AC Immune may decide to initiate Part 2 of VacSYn with up to 150 patients.
●	ACI-35.030 (JNJ-64042056 also now referred to as JNJ-2056). AC Immune and Janssen Pharmaceuticals, Inc. (Janssen), part of Johnson & Johnson, evaluated the anti-phosphorylated-Tau (anti-pTau) active immunotherapy ACI-35.030 in a Phase 1b/2a study in subjects with early AD (NCT04445831). Results showed that ACI-35.030 immunization generated a rapid antibody response (anti-pTau, anti-ePHF and anti-Tau IgG) after the first injection (at week 2) at the 3 tested doses. An apparent dose-effect was observed between low- and mid-doses but not between the mid- and high-doses. A boosting effect was observed after each injection especially against pathological Tau species (pTau and ePHF). The antibody response was strongly directed against these pathological Tau species but not against non-phosphorylated Tau. Long-term maintenance of the anti-ePHF IgG titers against endogenous pathological Tau was observed at the mid- and high doses.

In the Phase 1b/2a clinical trial, ACI-35.030 showed a good safety and tolerability profile. The majority of adverse events (AEs) were of mild or moderate intensity. No death was reported. No AE led to study discontinuation or to study treatment discontinuation. Injection site reactions were the most frequently reported AEs in actively treated subjects. The frequency of serious adverse events (SAEs) observed in subjects treated with ACI-35.030 did not appear to have any particular relationship to the dose.

Consequently, ACI-35.030/JNJ-2056 is now being assessed in subjects with preclinical (i.e., pre-symptomatic) AD in the Phase 2b study ReTain (NCT06544616). The ongoing trial will randomize approximately 500 participants with confirmed early-stage Tau pathology, who will be treated over a four-year period. The trial will include interim biomarker analyses potentially allowing for acceleration towards a regulatory filing. JNJ-2056 was granted Fast Track designation by the FDA, for the treatment of AD in July 2024. In September 2024, AC Immune received a milestone payment triggered by the rapid rate of prescreening in the potentially registrational Phase 2b ReTain trial and the first patient was dosed in H2 2024.

●	PI-2620. PI-2620 is the Tau-PET imaging agent discovered during the collaboration of AC Immune and Life Molecular Imaging (LMI). We are working with our partner, LMI, to advance PI-2620 as a highly differentiated, best-in-class Tau diagnostic for AD as well as non-AD tauopathies such as progressive supranuclear palsy (PSP) and corticobasal degeneration (CBD). Results have demonstrated PI-2620’s differentiated characteristics as a diagnostic tool for studying Tau-related diseases. Results on the longitudinal use of PI-2620 in 52 participants (7 with normal cognition, 28 with mild cognitive impairment (MCI), and 17 with AD) from an investigator sponsored Phase 2 trial at the Asan Medical Center (NCT03903211) were presented at the 2022 AAIC and published in 2024 in the peer-reviewed Journal of Nuclear Medicine. Following these results, LMI moved PI-2620 into late-stage clinical development in AD and made a milestone payment to AC Immune. The first Alzheimer’s patient in ADvance, the pivotal Phase 3 histopathology study in AD (NCT05641688), was imaged in January 2023. In August 2024, partner LMI has received Fast Track Designation for the diagnostic [18]F-PI-2620, from the U.S. FDA in three neurodegenerative conditions: AD, PSP, and CBD.

●	ACI-12589. Our Morphomer platform has delivered the first clinically validated a-syn-PET tracer which now can support the differential diagnosis of multiple system atrophy (MSA) from other neurodegenerative diseases and allow precision medicine approaches and biomarker-based clinical development in this indication. ACI-12589 preclinical and clinical data were published in October 2023 in Nature Communications. In addition, medicinal chemistry optimization strategies have allowed the identification of our next-generation clinical candidate, ACI-15916. Compared to ACI-12589, ACI-15916 shows significantly higher target occupancy in brain slices from idiopathic forms of PD and has therefore the potential to enable imaging of a-syn pathology in patients with PD. IND/CTA-enabling studies for ACI-15196 were completed in H2 2024. The Phase 1 trial in PD will be initiated in Q1 2025, and the readout from this study is expected in H2 2025.
●	ACI-19626, TDP-43 imaging diagnostic. Our Morphomer platform has delivered the first-in-class TDP-43 PET tracer, [18]F-ACI-19626 entering the FiH evaluation in healthy volunteers and in patients with TDP-43 proteinopathies. ACI-19626 shows optimal binding potential in frontotemporal lobar degeneration (FTLD)-TDP brain tissue with no binding to physiological TDP-43, excellent selectivity over other aggregated proteins commonly present in neurodegenerative diseases and aging brain, excellent pharmacokinetic properties suitable for human brain imaging. This PET tracer is envisioned to enable early and differential diagnosis, improve the design and interpretation of clinical trials allowing for patient stratification, selection of optimal timing for therapeutic intervention and pharmacodynamic effect evaluation. This first-in-class molecule could have a high impact, opening new opportunities for therapeutic interventions in diseases with high unmet medical needs and huge societal burdens, such as ALS, FTD and AD. CTA enabling studies for ACI-19626 were completed in July 2024. The Phase 1 trial was initiated in January 2025 and the interim readout from this study is expected in Dec 2025.
●	Morphomer Tau aggregation inhibitors. We are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD. Continued candidate characterization across the research program has also identified new and highly differentiated candidates with excellent brain exposure and selectivity for pathological aggregated Tau.
●	Semorinemab. Semorinemab is an investigational monoclonal anti-Tau antibody that targets the N-terminal portion of the Tau protein and is designed to bind to Tau and slow its spread between neurons for the treatment of AD. AC Immune regained the global rights to semorinemab in February 2025, following termination of the collaboration agreement with Genentech, a member of the Roche Group, which termination became effective in April 2024. Semorinemab has been studied in two Phase 2 studies: Tauriel in early (prodromal-to-mild) AD, where the primary efficacy endpoint was not met; and Lauriet in mild-to-moderate AD. In Lauriet, a strongly positive and highly statistically significant effect was seen on ADAS-Cog11 (one of two co-primary endpoints) plus statistically significant effects on several key biomarkers, including total Tau and pTau217 in CSF and plasma. The second co-primary endpoint, ADCS-ADL and the secondary efficacy endpoints did not reach significance. Final open label extension results from the Lauriet trial will be reviewed when they become available and are received in full by AC Immune. The Company will carefully review and evaluate available data sets, before decisions are made on potential further development and other opportunities.
●	Crenezumab. Crenezumab is a humanized monoclonal antibody, an investigational treatment designed to slow AD progression by neutralizing neurotoxic Abeta oligomers. It was designed by AC Immune to be a conformation-specific monoclonal antibody targeting multiple forms of misfolded Abeta. AC Immune regained the global rights to crenezumab in February 2025, following termination of the collaboration agreement with Genentech, a member of the Roche Group, which termination became effective in April 2024. Crenezumab has an antibody backbone (IgG4) designed to minimize the inflammatory response in the brain, which may result in a lower incidence of side effects known as ARIA (Amyloid-Related Imaging Abnormalities). The investigational medicine has demonstrated excellent safety (e.g. less than 1% of ARIA-E cases in the Phase 3 studies; Ostrowitzki et al., JAMA Neurology, 2022) and encouraging efficacy signals while undergoing extensive Phase 2 clinical testing. While the Colombian autosomal-dominant AD prevention trial was not

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
2.	Expand product development into NeuroOrphan and additional neurodegenerative diseases

Beyond AD, we are pursuing additional neurodegenerative diseases such as Parkinson’s disease (PD) and NeuroOrphan indications, specifically Tau-, a-syn- and TDP-43-driven diseases, such as FTLD-Tau (e.g. PSP, CBD, FTLD-MAPT), MSA, and ALS and FTLD-TDP, respectively (Figure 6). As part of this strategic move, AC Immune acquired certain a-syn assets from Affiris in 2021, gaining an advanced, clinical stage and validated a-syn active immunotherapy candidate for development against PD in the process.

Pursuing NeuroOrphan indications may enable us to obtain a streamlined regulatory approval pathway and favorable reimbursement for any approved products. In addition, we are accelerating our novel therapeutic and diagnostic candidates targeting a-syn as a primary pathology in Parkinson’s disease and other a-synucleinopathies.

Figure 6: Market opportunities targeting key primary and co-pathologies

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

Figure 7: The need for Precision Medicine in AD: improved clinical trials, diagnosis and treatment of neurodegenerative diseases

(1) alpha-synuclein; (2) TAR DNA-binding protein 43; (3) Amyotrophic lateral sclerosis; (4) Limbic-predominant age-related TDP-43 encephalopathy

Refs: Attems et al., Newcastle University, AAIC 2017; Nelson et al., Brain, 2019

We are developing a suite of diagnostics designed to be first-in-class or best-in-class, which will enable improved diagnosis of pathologies, patient selection and assessment of clinical trial outcomes. We currently have four diagnostic programs in our pipeline, developed using our proprietary technology platforms and targeting: Tau, a-syn and TDP-43. See Figure 8 for a summary of our diagnostics enabling Precision Medicine.

Figure 8: Our pipeline of Precision Medicine-enabling diagnostic candidates

(1) Alpha-synuclein; (2) TAR DNA-binding protein 43; (3) Positron emission tomography; (4) Multiple system atrophy; (5) Amyotrophic lateral sclerosis; (6) Alzheimer’s disease

Leveraging our Morphomer platform, we are developing proprietary PET imaging diagnostics for diseases resulting from the misfolding of a-syn and TDP-43 proteins. No such diagnostics are currently available for these important pathologies and AC Immune has identified promising compounds with high affinity and target specificity, as well as favorable central nervous system (CNS) pharmacokinetic properties.

Our various PET tracers have been validated through prestigious and competitive grants from the MJFF, EU Joint Programme – Neurodegenerative Disease Research’ (JPND) and Target ALS Foundation. If validated clinically, our tracers could become the first in the world to effectively diagnose these respective proteinopathies, which are highly relevant for multiple neurodegenerative diseases.

4.Continuing to optimize our long-term growth by selectively partnering product candidates for global development and commercialization

We have a strong track record of establishing value-driving collaboration agreements with leading pharmaceutical companies, such as Janssen, Takeda, Lilly and LMI. This strategy allows us to leverage our partners’ scientific, development, manufacturing and commercialization expertise and other resources while partially monetizing our investments, de-risking and accelerating the development of our product candidates. This strategy also enables us to use non-dilutive partnership revenue to bolster our investment into our early-stage proprietary programs and fuel our continued growth. Our collaboration agreements are summarized in the table below:

Figure 9: External validation and cash generation through external collaborations1

(1) Disclosure limited due to confidentiality agreements with collaboration partners; (2) In millions; (3) Total payments received from partner until termination of agreement; (4) Positron emission tomography; (5) In Alzheimer’s disease; (6) Phase 1 completed; (7) Equity investment; (8) Converted to CHF on date of receipt; (9) Excludes convertible note agreement of USD 50 million ; * previously licensed to Genentech (a member of the Roche Group)

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

Product candidates generated utilizing the SupraAntigen platform include active immunotherapies (i) ACI-35.030, which has been advanced into a large Phase 2b clinical trial in preclinical AD, and (ii) ACI-24.060 in the ABATE Phase

1b/2 study in subjects with prodromal AD and in adults with DS. Antibodies include: the preclinical candidates targeting a-syn, TDP-43 and ASC (apoptosis-associated speck-like protein containing a C-terminal caspase recruitment domain) for PD and NeuroOrphan indications.

The Morphomer platform is designed to enable the development of small molecules (Morphomers) able to bind/interact with beta-sheets containing fibrillary aggregates from candidate selection through preclinical proof-of-concept. Morphomers can target pathological protein aggregates in any brain compartment and are equally well suited for therapeutic and diagnostic applications.

The first key component of the Morphomer platform is its library of rationally designed, CNS-optimized non-dye compounds. AC Immune’s extensive know-how has enabled the identification of CNS compounds that penetrate the brain and demonstrate high selectivity for the target. This knowledge has been used to focus the Morphomer library to approximately 17,200 compounds that display these favorable characteristics, making this library an ideal starting point when developing molecules to target human proteinopathies of the CNS. Thus, rather than using the non-directed trial and error strategy of the typical drug development process, the Morphomer platform utilizes its bias for successful CNS candidates to improve efficiency and accelerate the early stages of the drug development process. Extensive expertise in medicinal chemistry and a suite of proprietary assays developed to screen and validate candidate compounds enables AC Immune to rapidly optimize multiple, highly diversified lead compounds for further preclinical and clinical development.

Therapeutic product candidates generated by the Morphomer platform include our Morphomer Tau and Morphomer a-syn programs. Diagnostic programs generated by the Morphomer platform include PI-2620 in Phase 3 in Alzheimer’s disease, ACI-12589 in a Phase 1 clinical trial in MSA and our TDP-43-PET imaging agent in a Phase 1 study in genetic FTD. ACI-15916, our next-generation a-syn-PET tracer for PD is advancing towards clinical development with initiation of a Phase 1 study expected in 2025.

Shifting the treatment paradigm for neurodegenerative disease towards precision medicine and disease prevention

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

Figure 11: Active immunotherapies as a new class of treatment for neurodegenerative diseases

(1) Amyloid-related imaging abnormalities-edema

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

Active immunotherapies are also much simpler to administer. They are amenable to convenient annual or biannual dosing whereas monoclonal antibodies require frequent intravenous infusions (up to twice per month). These dosing regimens position active immunotherapies as an obvious solution for maintenance therapy for patients who have previously achieved plaque clearance with antibodies. This approach will reduce the burden for infusion centers and enhance access to a broader patient population.

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

In support of shifting the current treatment paradigm from treatment to prevention, we are discovering new PET imaging agents to improve the timing and accuracy of diagnoses in neurodegenerative diseases. In our pipeline, we have three families of diagnostic candidates that were developed through our Morphomer platform, which target Tau, a-syn and TDP-43. We believe our Tau-PET imaging program has received external validation through our partnership with LMI, a leader in imaging agents, as well as from several investigator-sponsored trials. We are also developing a-syn and TDP-43 PET imaging agents for PD and other neurodegenerative diseases.

With our unique integrated approach focused on Precision Medicine, we believe that our diagnostic product candidate pipeline will complement our disease-modifying treatment product candidate pipeline and potentially reshape the clinical course and treatment of neurodegenerative diseases.

Our clinical programs

ACI-24.060

ACI-24.060 is AC Immune’s anti-Abeta active immunotherapy being evaluated in clinical development in patients with AD and in subjects with DS. ACI-24.060 contains Abeta unrelated T-helper cell epitopes and has demonstrated no clinically relevant safety, tolerability and immunogenicity in mouse and NHP studies.

The aim of this active immunotherapy is to stimulate the patient’s immune system to produce and maintain antibodies that bind and remove pathological Abeta with the goal to prevent plaque accumulation and enhance clearance of toxic Abeta species. The Company is pursuing clinical development of ACI-24.060 in AD as well as in people living with DS exhibiting the presence of brain amyloid pathology.

ACI-24.060 is the subject of an exclusive option and license agreement with Takeda.

Mechanism of Action

●	ACI-24.060 consists of an immunogenic peptide (Pal1-15) containing the amino acid sequence 1-15 of the human Abeta1-42 protein, an antigenic peptide with Abeta unrelated T-helper cell epitopes and an adjuvant, formulated together as a liposomal suspension. In this formulation, the immunogenic peptide, Pal1-15, is presented to B cells of the immune cells on the surface of the liposomes in a conformational format mimicking the two most toxic forms of the protein. This presentation shows antigen-specific antibody responses that bind to the pathological forms of Abeta, i.e. oligomeric and pyroglutamate (pyroGlu) Abeta. The incorporation of the Abeta-unrelated T-helper cell epitopes aims to prime, boost and maintain a strong anti-Abeta IgG response while preserving safety and tolerability;
●	In preclinical safety studies, treatment of NHPs with ACI-24.060 induced strong boostable anti-Abeta IgG titers and a favorable safety profile;
●	The assessment of the kinetics and binding profile of the antibodies elicited by immunization of NHPs with ACI-24.060 demonstrated strong antigen-specific antibody titers with immunization as well as target binding to Abeta oligomers and pyroGlu Abeta (Figure 12), in quantities similar to pharmacokinetic profiles achieved with clinically validated lecanemab and donanemab (Figure 13, bottom). Of note, antibodies raised in NHPs have >1000-fold preference for oligomers over monomers, similar to lecanemab (antibody titers against oligomeric Abeta shown in Figure 13; top);
●	Target engagement was confirmed in situ, using brain sections from AD patients in which sera from the NHPs immunized with ACI-24.060 bound to the Abeta plaques while showing no reactivity to other tissues;

Figure 12: Abeta1-42 and pyroGlu Abeta IgG titers in NHP immunized with ACI-24.060

Ref : Fiorini et al., CTAD 2023

Figure 13: Oligomeric Abeta IgG titers in NHP immunized with ACI-24.060 and preferential binding over Abeta monomers

Ref : Fiorini et al., CTAD 2023

Development of anti-Abeta active immunotherapy for AD in DS

The AD pathology that commonly develops in people with DS bears remarkable similarities to familial and sporadic forms of AD and is characterized by a progressive accumulation in the brain of Abeta into amyloid plaques leading to the appearance of AD-related cognitive decline and a modification of other relevant biomarkers. The Company is pioneering the development of its anti-Abeta active immunotherapy in AD patients and subjects with DS.

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

Study part 1:

Study part 1 is currently conducted in subjects with prodromal AD to assess the effect of study drug (ACI-24.060 at three different incremental doses or placebo) administered over 48 weeks.

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

No clinically relevant safety concerns related to study drug have been observed to date in prodromal AD subjects as per the periodic review by the DSMB, especially no case of ARIA-E (Amyloid-Related Imaging Abnormalities-vasogenic edema) has been reported to date at brain MRI.

The data from the blinded interim analyses on immunogenicity of ACI-24.060 have shown evidence of anti-Abeta antibody responses against toxic Abeta species.

The Company’s CTA received approval from the UK MHRA in Q2 2022 and from the AEMPS in Q3 2022 to initiate development of ACI-24.060 in patients with prodromal AD and in adult subjects with DS with presence of brain amyloid pathology.

Study part 1 is being conducted in several centers located in the UK and Spain. Dosing in prodromal AD subjects was initiated in June 2022 and the study is being pursued in the 3 dose-level cohorts.

Study part 2:

Study part 2 is planned to be conducted in up to 88 non-demented adults living with DS and with confirmed presence of amyloid pathology by PET scan. The goal is to assess the effect of study treatment (ACI-24.060 or placebo) administered over 74 weeks.

Randomized subjects with DS receive their first five injections (ACI-24.060 or placebo) according to the same schedule administered in study part 1, at weeks 0, 4, 12, 24, 48, and 74. For each study subject, the treatment period is followed by a 26-week follow-up period.

Dosing in DS subjects in study part 2 was initiated in June 2023 at the first dose-level of ACI-24.060 used in prodromal AD subjects that was previously shown to be immunogenic, safe and well tolerated. The second dose-level cohort (mid dose of ACI-24.060) in DS is currently ongoing with the plan to initiate the high-dose cohort in early 2025.

Interim analyses may be conducted at different predefined study time points, during the treatment period and during the follow-up period. As of December 2024, interim safety and tolerability data from the first two cohorts of individuals with DS receiving low and mid-dose of ACI-24.060 have been shown to be good. No serious adverse event related to ACI-24.060 and no case of amyloid-related imaging abnormalities (ARIA) have been observed in this study population to date.

In June 2023, AC Immune received Fast Track designation from the FDA for ACI-24.060, for the treatment of AD. This followed FDA clearance of the Investigational New Drug (IND) application enabling expansion of the ABATE study to include clinical trial sites and participants in the USA.

Dosing of DS subjects from study part 2 is ongoing in Spain, in the UK and in the USA where the IND was approved in May 2023.

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

A substantial package of preclinical and clinical data has been generated with the predecessor of ACI-7104.056. Furthermore, ACI-7104.056 has been shown to be highly immunogenic in non-human primates, with induced antibodies binding selectively to pathological forms of a-syn.

ACI-7104.056’s predecessor was the first active immunotherapy candidate against pathological a-syn to be tested in a clinical study involving patients with early PD. A series of Phase 1 studies were completed in June 2018. The first dosing in the Phase 2 VacSYn trial to evaluate ACI-7104.056 was performed in July 2023. VacSYn is an adaptive, placebo-controlled, and biomarker-based Phase 2 study in patients with early PD, consisting of two parts with a seamless transition.

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

Clinical development

Phase 1 study design

The safety, tolerability and immunogenicity of the ACI-7104.056 anti-a-syn active immunotherapy predecessor were studied over a three-and-a-half-year period in 24 early PD subjects and have been previously published (Volc et al., The Lancet Neurology, 2020). There were four consecutive studies in this group of patients, with patients randomized to receive a lower or higher dose of the alpha-synuclein active immunotherapy. After four priming doses, subjects were re-randomized to receive a booster injection at one of the two doses, followed by a second booster injection at the high dose.

Safety

This Phase 1 study series demonstrated a favorable long-term safety profile for ACI-7104.056’s predecessor.

Antibody response

Anti-a-syn active immunotherapy induced a long lasting and boostable antibody response (Figure 14, left). Such induced antibodies have been shown to bind preferentially the aggregated species of a-syn. The induced antibodies were also demonstrated to bind to a-syn aggregates in human PD and DLB brain tissue.

Pharmacological and clinical effect

Evidence for in vivo target engagement has been observed in these Phase 1 studies in PD, as immunization was associated with a decrease in oligomeric a-syn in CSF of treated patients (Volc et al., The Lancet Neurology, 2020). Post hoc analyses of this study series delivered highly encouraging data with respect to identification of a potential biomarker for PD, including:

●	In vivo target engagement of induced antibodies was demonstrated by lowering of oligomeric a-syn in CSF of immunized subjects (Figure 14, middle).
●	The reduction of oligomeric a-syn in CSF correlated significantly with clinical improvement, the changes in MDS-UPDRS III score over time (Figure 14, right).

Figure 14: Pharmacokinetic and pharmacodynamic effect of ACI-7104.056 predecessor immunization in early PD patients

(1) Data from 75 ug dose group; (4) Cerebrospinal fluid; (5) Change in oligomeric a-syn calculated at week 26, change in UPDRS III calculated at week 100; (6) Unified Parkinson’s Disease Rating Scale

Ref: Volc et al., Lancet Neurology, 2020

These combined data support the role of a-syn in disease progression and demonstrate that a-syn directed immunization has the potential to positively impact clinical outcome. Recent clinical data from an anti-a-syn monoclonal antibody (mAb) evaluated in PD further suggested possible benefits of targeting a-syn in early PD. The optimized formulation, ACI-7104.056, is now being tested in early PD subjects in EU and in the UK in a Phase 2, multicenter, placebo-controlled, double-blind, randomized study (VacSYn study; NCT06015841). The study profile includes a screening period of up to 8 weeks, a 74-week double-blind treatment period, and a 26-week post-treatment follow-up period. The first dosing was performed in July 2023. Enrollment of Part 1 was completed by the end of 2024 with over 30 patients randomized to receive ACI-7104.56 or placebo at a ratio of 3:1. Safety and immunogenicity interim analyses from the trial were reported in H2 2024, and showed antibody responses directed against a-syn after two immunizations. Patients treated with ACI-7104.056 showed antibody titers on average 16-fold higher than placebo, after three immunizations.

Further interim results, including pharmacodynamic data, are expected in H1 2025. AC Immune may decide to initiate Part 2 of VacSYn with up to 150 patients. Patients from Part 2 will also be evaluated for progression of motor and non-motor symptoms of the disease, as well as digital, imaging, and fluid biomarkers. The aim is to establish early proof-of-concept and identification of disease-specific biomarkers for rapid transition into a pivotal study.

ACI-35.030 – anti-pTau active immunotherapy

ACI-35.030, AC Immune’s active immunotherapy developed in collaboration with Janssen, is selective for pathological phosphorylated Tau (pTau) and was advanced into the ReTain Phase 2b study (NCT06544616) that was initiated with the first patient being dosed in H2 2024. ACI-35.030 (now called JNJ-2056) is being assessed in subjects with preclinical (i.e., pre-symptomatic) AD. The trial will randomize approximately 500 participants with confirmed early-stage Tau pathology who will be treated over a four-year period. The trial will include analysis of Tau-PET as a potential surrogate biomarker, which might be used to initiate Phase 3 development to allow for overall program acceleration. Developed using our SupraAntigen technology, ACI-35.030/JNJ-2056 is designed to stimulate a patient’s immune system to produce antibodies against pathological phosphorylated Tau, which aggregates to create the neurofibrillary tangles that characterize AD.

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

ACI-35.030

ACI-35.030 is a liposomal anti-pTau active immunotherapy formulation designed to elicit antibodies against extracellular pTau protein in order to prevent and reduce the spread and development of Tau pathology within the brain. In non-clinical studies, ACI-35.030 demonstrated an excellent non-clinical safety profile and highly specific antibody response against pTau. ACI-35.030/JNJ-2056 has entered a Phase 2b clinical study with potential pathways for acceleration with Janssen, in accordance with our collaboration agreement.

Mechanism of action

●	ACI-35.030 comprises a pTau peptide and a non-Tau T-cell peptide capable of binding to human leukocyte antigen-major histocompatibility complex, class II (HLA-DR) molecules.
●	In rhesus monkeys, ACI-35.030 induced IgG antibodies with a strong specificity towards the pTau peptide, with very low binding to the non-phosphorylated Tau peptide (Figure 15). This is meaningful as Tau hyper-phosphorylation is considered an early event in the development of Tau pathology, occurring even decades before the onset of cognitive impairment.

Figure 15: pTau-specific IgG titers in Non-Human Primates (NHP) induced by ACI-35.030

Ref: Vukicevic, ADPD 2024

●	Sera from rhesus monkeys immunized with ACI-35.030 binds specifically to pathological Tau in brain sections with AD as compared to healthy human brain tissue (Kosco-Vilbois, KOL event ‘Untangling’ Tau Pathology to Treat Alzheimer’s and Neurodegenerative Diseases NYC, Nov 2019).
●	Immunization of rhesus monkeys with ACI-35.030 generated a strong and sustained anti-PHF IgG antibody response that matured over time towards the pathological target (Vukicevic, APDP 2024).
●	Epitope mapping analyses revealed that immunization of NHPs with ACI-35.030 induces a wide range of antibodies covering the pTau antigenic sequence (Kosco-Vilbois, CTAD 2022).

●	Sera from NHPs immunized with ACI-35.030 showed the ability to specifically reduce ePHF-seeded Tau aggregation in a functional cellular assay (Vukicevic, APDP 2024).

Clinical development

Phase 1b/2a study

The Phase 1b/2a study (NCT04445831) was a randomized, multicenter, double-blind, placebo-controlled clinical study with a primary objective to assess the safety, tolerability and immunogenicity of different dosages of ACI-35.030 and JACI-35.054 (an alternative candidate for anti-pTau active immunotherapy) in participants with early AD. Secondary objectives assessed additional immunogenicity parameters, while exploratory endpoints included notable biomarkers of progression of AD as well as clinical assessments. This Phase 1b/2a study conducted in Europe was aimed at evaluating ACI-35.030 and JACI-35.054. The clinical trial was completed in September 2023. The clinical study report was finalized in H1 2024.

Safety (data are consolidated in the final clinical study report)

A total of 57 subjects were randomized, of which 41 subjects were randomized into the Cohort 1 (low-, mid-, or high- dose levels of ACI-35.030 or placebo), and 16 subjects were randomized into the Cohort 2 (low- or mid-dose levels of JACI-35.054 or placebo). The active/placebo ratio was 3:1 in each Cohort.

ACI-35.030 and JACI-35.054 showed a good safety and tolerability profile. Most adverse events (AEs) were of mild or moderate intensity. No death was reported. No AE led to study discontinuation or to study treatment discontinuation. Injection site reactions were one of the most frequently reported AEs in actively treated subjects. The serious adverse events (SAEs) were mainly observed in subjects treated with ACI-35.030 with no particular relationship to dose. All of them were unlikely related to the study treatment, except the injection site rash and dizziness observed in one subject treated with the mid-dose of ACI-35.030 that were considered respectively probably and possibly related to the study treatment. All SAEs resolved and none of them led to dose changes of study treatment or study discontinuation. No clinically relevant findings were reported at brain MRI. There was no difference in the incidence of cardiovascular disorders between the active and placebo arms. One case of sinus node dysfunction, that was rated as SAE, was observed in one subject treated with the low dose of ACI-35.030.

Antibody response

ACI-35.030 generated a rapid antibody response (anti-pTau, anti-ePHF and anti-Tau IgG) after the first injection (at week 2) at all three tested doses. An increase in IgG titers (pTau, Tau, and ePHF) was observed between the low and mid-dose levels while no apparent dose effect was observed between the mid and high doses. The increase of antibody titers was observed after each injection (compared to pre-injection level), especially against pathological Tau species (pTau and ePHF), with robust and consistent antibody responses that were maintained over time. Long-term persistence of the anti-ePHF IgG titers against endogenous pathological Tau was observed in all ACI-35.030 active treatment groups. Kinetics and duration of the IgG profiles demonstrated the ability of ACI-35.030 to drive a selective response against pathological Tau species while avoiding the generation of antibodies that bind to non-phosphorylated Tau.

After the first injection of JACI-35.054, antibody IgG response rates against pTau, anti-ePHF, and anti-Tau were less elevated as compared to ACI-35.030. No apparent dose response between both tested doses of JACI-35.054 and no preferential development of antibody responses against the pathological target for JACI-35.054 were observed.

Figure 16: ACI-35.030 generates antibody response with preference for enriched paired helical filaments (ePHF) and phosphorylated Tau (pTau), over non-phosphorylated Tau (Tau)

(1) ACI-35.030 original sub-cohort 1.2 data; (2) Enriched paired helical filaments; (3) Phosphorylated Tau; (4) Alzheimer’s disease; (5) Antibody

Ref: Streffer, et al., 2022 CTAD

High responder rates were generally observed for ACI-35.030 after the first and all following immunizations, across all dose levels. A 100% IgG response rate against pTau was observed in almost all timepoints at the mid and high doses until study end (i.e. higher than a pretreatment value multiplied by a threshold factor of greater than 2x). A higher IgG responder rate against ePHF (70.6-94.4%) was observed for the mid-dose compared to the high dose (33.3-83.3%) at all time points measured. The IgG responder rate against non-phosphorylated Tau decreased in a regular manner over time and was ≤20% at study end for the 2 highest doses.

JACI-35.054 generated a potent antibody IgG response without preference for pathological Tau (ePHF) or phosphorylated Tau (pTau), over non-phosphorylated Tau.

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

Phase 2b study ReTain

ACI-35.030/JNJ-2056 is now being assessed in subjects with preclinical (i.e., pre-symptomatic) AD in the Phase 2b study ReTain (NCT06544616).

ReTain is a multicenter, randomized, placebo-controlled, double-blind, parallel-group study to assess efficacy, safety and immunogenicity of ACI-35.030/JNJ-2056 in participants with preclinical AD. The purpose of this study is to assess the effect of this anti-pTau active immunotherapy on cognitive decline, as measured by Preclinical Alzheimer's disease Cognitive Composite 5 (PACC-5) compared with placebo. The ongoing trial will randomize approximately 500 participants with confirmed early-stage brain Tau pathology, who will be treated over a four-year period. The trial will also include interim biomarker analyses, notably on brain Tau-PET scan, potentially allowing for acceleration towards a regulatory filing. The first patient was dosed in H2 2024.

Figure 17: Trial design of Phase 2b ReTain study of ACI-35.030/JNJ-2056 in preclinical AD

(1) Alzheimer’s disease; (2) Abeta positivity (A+) is based on the fact that participants with a positive pT217 plasma test result who also meet pathologic tau criteria on tau PET are highly likely to be amyloid positive (A+). Amyloid PET scan is not performed in the study to avoid unnecessary radiation exposure; (3) Tau-PET measured in the Tau-naïve composite region; (4) PACC-5

Tau diagnostics

The severity of cognitive impairment in patients with AD is correlated with the presence of Tau protein tangles, leading us to believe that an imaging agent for Tau is equally, if not more important than Abeta-PET to assess spreading of pathology in the brain. In May 2020, Eli Lilly received FDA approval for the first Tau-PET tracer TAUVID (flortaucipir F18 injection). Approval by the European Committee for Medicinal Products for Human Use (CHMP) and Medicines and Healthcare products Regulatory Agency (MHRA) in the UK followed in June and November 2024, respectively. However, TAUVID received approval only for a pathology indication (i.e. correlation with histopathology findings in Braak 5 and 6 patients), but has not received a prognostic label (i.e. prediction of cognitive deterioration based on a positive Tau-PET scan.)

Our Tau-PET tracers are designed to bind specifically to the pathological forms of human Tau in AD and other tauopathies even in the early-stage disease. Indeed, 18F-PI-2620 is a potentially best-in-class Tau-PET tracer with high binding affinity and selectivity for aggregated Tau. PI-2620 is selective for Tau over Abeta and other “off-target” binding compared with current published Tau-PET agents in development, as no binding to Abeta in vivo and no “off-target” retention in basal ganglia or choroid plexus was observed. In addition, PI-2620 was shown to be suitable for measuring Tau accumulation over time. A major differentiator for PI-2620 is its ability to bind 4-repeat (4R) Tau isoforms, which are present in varying amounts in different neurodegenerative diseases, such as PSP and CBD. Most Tau-PET tracers approved (TAUVID) or in development (e.g. MK-6240) are not able to bind 4R Tau and are therefore of limited use for the diseases driven by these Tau species.

In May 2014, we established a license and collaboration agreement for our Tau-PET imaging program with LMI. The Phase 1 clinical study of our clinical candidate PI-2620 in AD was completed in Q1 2018. The Phase 2 longitudinal investigator sponsored study in AD in South Korea (Asan Medical Center, NCT03903211) was completed in Q4 2021 and results presented at AAIC 2022 as well as published in the Journal of Nuclear Medicine in 2024.

The goal of this study was to assess longitudinal changes in cortical Tau accumulation and their association with cognitive decline in patients in the AD continuum (Figure 18; Oh M et al., J. Nucl. Med. 2024). The global Tau signal (SUVR) increased over one year by 3.90% and 8.41% in the late-onset (LO+;≥65-year-old) and early-onset (EO+;≤65-

year-old) groups, respectively, whereas in the cognitive normal and MCI (Aβ-) groups, it remained unchanged. In contrast to other Tau-PET tracers approved or in development, 18F-PI-2620 showed longitudinal Tau accumulation without significant off-target binding in the basal ganglia, cerebellum, choroid plexus, or meninges.

Figure 18: Representative 18F-PI-2620 images of Aβ-, LO+ and EO+ at baseline (BL) and at 1-year follow-up (FU)

Ref: Oh M et al., Journal of Nuclear Medicine, 2024

Following this Phase 2 study, the pivotal ADvance Phase 3 histopathology study in AD (NCT05641688) was initiated in December 2022 and the first Alzheimer’s patient imaged with PI-2620 in January 2023. The ADvance study is currently ongoing exclusively in the US and will enroll approximately 200 end-of-life subjects. The primary objective is to determine the sensitivity and specificity of the visual assessment of 18F-PI-2620 PET imaging compared to postmortem histopathological verification of Tau neurofibrillary pathology associated with AD as the standard of truth. In August 2024, partner LMI has received Fast Track Designation for the diagnostic 18F-PI-2620, from the U.S. FDA in three neurodegenerative conditions: AD, PSP and CBD.

Data acquired in post-mortem samples (Franzmeier et al. Nat. Communications, 2022) and in patients with PSP and CBD (Mena et al., Mov. Disord. Clin. Pract., 2023) have demonstrated the diagnostic value of PI-2620 in 4R tauopathies. Siemann L et al. (Acta Neuropathologica, 2024) showed that the regional PI-2620 Tau PET signals correlated with the abundance of fibrillary Tau and with autoradiography signal intensity as well as with 4R Tau deposits in post-mortem brains of PSP patients. This PET signal arises from aggregates in neurons and oligodendrocytes.

Lastly, the diagnostic value of PI-2620 in capturing early disease stage was shown by Tonietto et al. (Alzheimers Res. Ther., 2024). The results from this head-to-head Tau-PET comparison study indicate that 18F-PI-2620 can detect

Tau binding in very early stages of the AD continuum. Taken together these results strongly support the utility of PI-2620 as diagnostic and prognostic biomarker of Tau pathology and therefore its use in biomarker-based clinical trials of Tau- but also Abeta-targeting therapeutic agents.

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

We are advancing the clinical development of ACI-12589, the first molecule capable to detect pathological a-syn in the brain of patients with MSA and to differentiate them from controls (Figure 19), other synucleinopathies and more generally other neurodegenerative diseases. The preclinical and clinical data were published in October 2023 in Nature Communications. Currently, ACI-12589 has completed the biodistribution study in healthy volunteers and all the manufacturing activities required to advance into later stage of clinical development, including PET studies to monitor the longitudinal progression of the a-syn pathology in MSA.

Figure 19: ACI-12589 PET signal in patients with MSA compared to controls

Ref: Smith et al., Nature Communications, 2023

Moreover, in 2023 we identified our next-generation clinical candidate, ACI-15916. ACI-15916 shows significantly higher binding and target occupancy in human brain tissues from cases with different synucleinopathies, including idiopathic PD, which is the most common form (Figure 20). ACI-15916 also retains the excellent selectivity and pharmacokinetic profile of ACI-12589 and has no major off-target binding. CTA-enabling studies for ACI-15916 and the consequent regulatory submission were completed in H2 2024. The FiH in PD and controls will be initiated in Q1 2025, and the readout from this study is expected in H2 2025.

Figure 20: Improved binding of ACI-15916 over ACI-12589 on different synucleinopathy tissues

Autoradiography on a-synucleinopathy tissues

Total
NSB
Total
NSB
Total
NSB
Total
NSB
Total
NSB
Total
NSB
[3H]ACI-12589
[3H]ACI-15916
Familial PD
E46K
hippocampus
Familial PD
G51D
frontal cortex
PD with Dementia
amygdala
Lewy Body Variant
amygdala
control
frontal cortex
control
amygdala
IHC
a-syn-pS129

Ref: Capotosti et al., ADPD, 2024; NSB: non-specific binding

Currently there are no commercialized imaging products that target a-syn. This provides us with the opportunity to become the market leader in a-syn-PET imaging. We believe the ability to image a-syn deposits in the brain will enable a fundamental change in the approach toward diagnosing and treating a-syn-associated diseases.

TDP-43 imaging diagnostics

Using our Morphomer platform a set of small molecular weight compounds from several chemically distinct series were identified to bind to patient-derived pathological TDP-43. Several of these compounds demonstrated favorable pharmacokinetic profile in rodents suggesting suitable properties for further development as PET ligands. Medicinal chemistry optimization led to the identification of two first-in-class TDP-43 ligands, ACI-19278 and ACI-19626, that show specific binding to aggregated TDP-43 with low nM affinity (Kd) on FTLD-TDP brain tissue and potential to detect TDP-43 pathology in various indications, including FTLD with TDP-43 pathology, ALS, AD and LATE (Figure 21).

Figure 21: ACI-19626 binding specificity by high resolution autoradiography on FTLD-TDP and LATE brain sections

Ref: Seredenina et al., ADPD 2024 and AAIC 2024

Selectivity over common co-pathologies including Abeta, Tau and a-syn, clean off-target profile, including MAO-A, MAO-B, and rapid brain uptake and fast washout in non-human primates (Figure 22) were also shown. Therefore, 18F-ACI-19626 was selected as the clinical candidate for the Phase 1 study in genetic FTD followed by the extension in sporadic FTD, ALS and LATE. The clinical trial approval was received in H2 2024. The preclinical, FiH-enabling activities around ACI-19626 have been completed. The Phase 1 study was initiated in January 2025.

Figure 22: ACI-19626 pharmacokinetic profile in non-human primates

Ref: Seredenina et al., ADPD 2024 and AAIC 2024

There are currently no imaging products targeting aggregated TDP-43 in the market. We believe the ability to image TDP-43 deposits in the brain will enable fundamental change in the approach toward treating primary and secondary TDP-43 proteinopathies including improved design for AD clinical trials to provide better outcomes for patients.

Morphomer Tau

Approximately 2,880 compounds have been screened thus far for the Morphomer Tau program. This has allowed for the identification of several chemical series to deliver orally bioavailable small molecule Tau aggregation inhibitors, with suitable CNS drug-like properties.

Biological activity for these compounds is assessed using multiple in vitro and ex vivo assays as well as using in vivo mouse models of disease.

Hit compounds demonstrate the unique property to inhibit aggregation of Tau, and to disrupt pre-formed Tau aggregates. Using rat cortical neurons, compounds potently prevent intracellular seeding induced with both soluble and insoluble Tau aggregates and reduce Tau-induced neurotoxicity.

Moreover, Hit compounds display high affinity and specificity for binding to pathological Tau aggregates derived from AD brain over control brain. Furthermore, these compounds do not interact with the physiological (monomeric) form of Tau and do not show any off-target interactions.

Several compounds with an overall profile suitable for their development as oral CNS-drugs have been identified. These compounds are currently being further profiled for preclinical efficacy and safety with a view to selecting a lead compound by Q4 2025.

Semorinemab

Semorinemab is a humanized IgG4 monoclonal antibody targeting the N-terminal domain of Tau and binding with high affinity to all isoforms of Tau (including hyperphosphorylated and oligomerized Tau). Semorinemab was tested in two Phase 2 clinical studies: TAURIEL in subjects with early AD (MMSE 20-30, CDR-GS 0.5 or 1) and LAURIET, in mild to moderate AD (MMSE 16-21, CDR-GS 1 or 2).

In both studies, semorinemab demonstrated a favorable tolerability and safety. Apart from minor infusion related reactions, no consistent adverse reactions were observed.

In the LAURIET study, statistically significant reductions in relevant CSF Tau species (total Tau, pTau-217 and pTau-181) were observed in the LAURIET study, indicating target engagement. Treatment with semorinemab was associated with a significant slowing of cognitive decline of 42.2% assessed by the change in ADAS-Cog 11 over 12 months compared to placebo (Figure 23). No statistically significant changes were seen on functional measures CDR-SB and ADCS-ADL.

Figure 23: MMRM-adjusted change from baseline for placebo and semorinemab for the co-primary endpoints

Ref: Monteiro C. et al., Neurology, 2023

While similar reductions in CSF Tau were also observed in the TAURIEL study, cognitive and clinical measures did not exhibit any changes in the TAURIEL study (Teng E. et al., JAMA Neurology, 2022).

Crenezumab

Crenezumab is a humanized, conformation-specific monoclonal antibody using an IgG4 backbone that targets misfolded Abeta and has a broad binding profile, with high affinity binding to oligomeric Abeta. Crenezumab was tested in two Phase 2 studies (ABBY and BLAZE) in mild to moderate AD, two Phase 3 studies (CREAD and CREAD 2) in early AD and in the Alzheimer's Prevention Initiative Autosomal Dominant Alzheimer's Disease (API ADAD) study in asymptomatic carriers of the presenilin 1 (PSENS1) mutation in Colombia.

Crenezumab demonstrated a favorable tolerability and safety profile with a very low risk of ARIA compared to IgG1-based monoclonal antibodies. Patients dosed with crenezumab had ARIA-E rates of 0.3% in both Phase 3 trials and ARIA-H rates of 9.8%/5.0% on crenezumab versus 7.8%/5.9% on placebo, in CREAD and CREAD 2 respectively

(Ostrowitzki et al., JAMA Neurology, 2022). This contrasts strongly with the higher ARIA rates observed with approved monoclonal antibodies with ARIA-E occurring in approximately 12–24% of treated patients versus approximately 2% in placebo, and ARIA-H in 15–20% versus 8–12%.

In the Phase 2 ABBY and BLAZE studies, CSF analyses indicated a reduction in toxic oligomeric species compared to placebo, potentially explaining the observed trends in clinical effects despite lack of Abeta plaque clearance. Although the primary endpoints of change over 18 months on the ADAS-Cog and CDR-SB were not met, dose dependent slowing of decline on ADAS-Cog-12 and CDR-SB were observed in milder populations in both studies (Figure 24), consistent with current evidence that intervening at earlier stages of the disease improves clinical outcomes.

Figure 24: ABBY ADAS-Cog-12 and CDR-SB at week 73: MMRM analysis results by increasing MMSE score in the higher‑dose population

Ref: Mackey et al., AAIC 2018

In an interim futility analysis of the CREAD study, efficacy on clinical endpoints was not observed which led to the termination of both Phase 3 trials. Enrolment of subjects who were in a later stage of the disease and enrichment for fast progressors might have led to a higher Tau burden in dosed subjects. Recent results from anti-Abeta monoclonal antibodies have shown that increased Tau pathology leads to reduced clinical responses.

In the API ADAD prevention study the primary endpoints were not met. The study was underpowered and hence did not show statistically significant changes on clinical endpoints. However, consistent trends across clinical and biomarker endpoints favouring crenezumab were observed. (Figure 25).

Figure 25: Dual primary and key secondary outcomes from API ADAD Colombia trial

Ref: Tariot P., AAIC 2022

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

Based on the data to date, our technology platforms can be applied to misfolded proteins across a broad range of indications as shown in our therapeutic pipeline in Figure 5.

Neuroinflammation and the NLRP3-ASC inflammasome pathway

Microglial cells are the main resident immune cells in the brain, which maintain a healthy environment by removing damaged cells and misfolded protein aggregates. When overstimulated, microglia can drive neuroinflammation, leading to increased neuronal death and disease progression. A key molecular pathway that is activated by misfolded proteins related to neurodegenerative and other diseases is the NLRP3 inflammasome, a multi-protein complex that forms within microglia leading to production of pro-inflammatory factors that exacerbate neuronal atrophy. A critical component of the NLRP3 pathway is ASC (apoptosis-associated speck-like protein containing a C-terminal caspase recruitment domain), which is formed and released by activated microglia within the CNS of patients with NDDs (Venegas et al., Nature 2017).

NLRP3 inflammasome activation is also involved in the inflammatory processes occurring in many peripheral diseases including cardiovascular, metabolic, skin and respiratory disorders (Yao et al., Signal Transduction and Targeted Therapy, 2024).

Our strategy for targeting the NLRP3-ASC inflammasome

As illustrated in Figure 26, pathological species of Abeta, Tau, a-syn and TDP-43 induce NLRP3 inflammasome activation and ASC speck formation. AC Immune is developing multiple small molecules and antibody-based candidates with the potential to inhibit the NLRP3 pathway and reduce the unwanted progression of inflammation. Our aim is to develop therapeutics that decrease production of pro-inflammatory factors yet maintain normal phagocytosis of debris and misfolded proteins as well as allow the function of other pathogen-sensing pathways.

Figure 26: NLRP31 inflammasome is a promising therapeutic target

(1) Nod-Like Receptor protein containing Pyrin 3; (2) Apoptosis-associated speck-like protein containing a CARD, also called PYCARD; (3) monoclonal antibody; (4) TAR DNA binding protein-43; (5) Venegas et al., 2017; (6) phosphorylated Tau; (7) alpha-synuclein; (8) Interleukin-1 beta; (9) Interleukin-18; (10) Central nervous system; (11) neurodegenerative diseases; (12) Inflammatory bowel disease

Ref: Adapted from Stancu et al., 2019; Dempsey et al., 2018; Gordon et al., 2018

Small molecule inhibitors of NLRP3

Leveraging our proprietary Morphomer platform, several structurally different chemical series of potent NLRP3 inhibitors with favorable pharmacokinetic properties have been identified. The lead compound, ACI-19764 (Figure 27A), is a highly brain penetrant molecule showing a brain/plasma ratio (Kp.uu) of 0.7 after a single oral dose in rats (5 mg/kg). ACI-19764 exhibits excellent efficacy in low nM range in translationally relevant in vitro assays such the NLRP3 activation in human whole blood assay and is at least a log more efficacious than the reference standard compound, MCC950 (Figure 27B). Furthermore, when tested in vivo in the EAE mouse model of MS, ACI-19764 potently inhibited the effector of NLRP3 pathway, caspase-1 in spinal cord lysates by reverting the values to the baseline group (Figure 27C).

Figure 27: ACI-19764 is a highly brain-penetrant compound showing excellent efficacy in vitro and in vivo

(1) ATP: Adenosine triphosphate; (2) Experimental Autoimmune Encephalomyelitis

Ref: Seredenina, ADPD 2024

ACI-19764 in vivo efficacy was further evaluated in a mouse model of LPS-induced neuroinflammation. The goal was to assess their efficacy in inhibiting key pro-inflammatory cytokines in the brain. ACI-19764 significantly reduced IL-1β and TNF levels in brain lysates compared to vehicle-treated mice, highlighting the ability of ACI-19764 to potently penetrate the CNS. Under chronic LPS treatment, achieved through repeated intraperitoneal injections over 5 days, assessment of microgliosis was conducted using immunofluorescence in brain sections, with the microglia marker IBA1. LPS treatment significantly increased the microglia-related signal throughout the brain. In the hippocampus, ACI-19764 markedly reduced the number of IBA1-positive cells compared to the vehicle-treated group. These findings further demonstrate the excellent brain penetration and efficacy of ACI-19764 in mitigating microgliosis.

Figure 28: ACI-19764 shows excellent brain penetration, efficacy, safety, and developability profile

(1) Optimal brain to plasma ration (Kp,uu) = 1.0; (2) cerebrospinal fluid; (3) Biopharmaceutics Classification System; class 1 defines high soluble and high permeable drugs (4) interleukin-1 beta; (5) whole blood; (6) Experimental autoimmune encephalomyelitis; (7) Glial fibrillary acidic protein; (8) cluster of differentiation 4, marker of T helper cells; (9) AIM2, NLRP1, NLRC4.

Based on this in vitro and in vivo efficacy, brain penetration, a favorable tolerability and developability profile, ACI-19764 was selected as lead candidate for preclinical development. The IND/CTA enabling activities are ongoing, and IND/CTA filing is expected in Q4 2025.

Therapeutic monoclonal antibodies for neuroinflammation (mAb-ASC)

Using our proprietary SupraAntigen platform, a panel of monoclonal antibodies (mAbs) was generated to bind with picomolar affinities to different regions of ASC including the CARD and PYD domains. Importantly, binding was confirmed to native ASC or aggregates, called ASC specks, obtained from activated human and mouse macrophages. Using a panel of in-house developed assays, selected mAbs were extensively characterized for their ability to a) potently inhibit ASC aggregation, b) inhibit IL-1β production in human phagocytic cells stimulated by pathological ASC polymers, and c) promote accelerated uptake and removal of such ASC aggregates.

In the orbitofrontal cortex (OFC), mAb treatment resulted in on-target reduction of ASC accompanied by a significant decrease of microgliosis and astrocytosis in the area surrounding Abeta plaques (Figure 29). Taken together, treatment with ACI-6635 targeting ASC resulted in a healthier glial state suggesting a more efficacious environment to allow amyloid clearance promoted by antibody-mediated ASC neutralization.

Figure 29: ACI-6635 significantly reduces ASC and mitigates gliosis

Ref: Basco, ADPD 2024

Proprietary ASC mAbs were also used to set up a highly sensitive immunoassay able to detect ASC proteins in human biofluids. This assay has the potential to support future clinical trials and inform about target engagement of inflammasome-targeting therapeutics.

TDP-43 antibody

TDP-43 is a recently identified target of growing interest for NeuroOrphan indications such as frontotemporal dementia (FTD) and ALS. The protein also plays an important role in other significant neurodegenerative indications such as AD or LATE.

Anti-TDP-43 antibodies binding to various regions of TDP-43 were generated by our SupraAntigen platform and characterized in vitro. Two pan-TDP-43 antibodies were selected to evaluate their efficacy in mitigating TDP-43 aggregation in vitro and in vivo. ACI-5891 showed a high binding affinity for TDP-43 and was successfully humanized.

Using FTLD-TDP patient-derived brain extracts to induce templated TDP-43 aggregation in vitro, ACI-5891, which binds to the C-terminal domain of TDP-43, was able to substantially interfere with seeding. Moreover, ACI-5891 demonstrated functional efficacy in vivo by reducing pathological TDP-43 in two different mouse models of ALS and FTD. Importantly, these beneficial effects are achieved while preserving physiological TDP-43 activity. Our findings demonstrate, for the first time, that a mAb targeting the C-terminal region of TDP-43 limits pathology and neurotoxicity by enabling clearance of misfolded TDP-43 through microglia engagement and support the clinical strategy to target TDP-43 by passive immunotherapy (Afroz et al., Neurobiology of Disease, 2023).

Figure 30: Reduction of pathological TDP-43 and neuroprotection in vivo

Ref: Afroz et al., AAIC 2023; T. Afroz et al., Neurobiology of disease, 2023

The selected clinical lead (ACI-5891.9) demonstrated excellent pharmacokinetics in NHPs. Developability was further confirmed in manufacturability assessment studies (Ollier et al., mAbs, 2023). The dose-range finding study to evaluate safety of clinical lead in non-human primates demonstrated a dose-proportional increase in mAb exposure in serum, the absence of immunogenicity and no adverse effects on all other parameters evaluated. Regulatory toxicology studies were completed in H1 2024 confirming a favorable safety profile. TDP-43 biomarker assay package enabling evaluation of target engagement and pharmacodynamic effect will be completed in 2025 to support clinical evaluation of ACI-5891.9.

TDP-43 antibody-based biofluid assay

Since the levels of TDP-43 are low in biofluids, a real-time quaking-induced conversion (RT-QuIC) assay was developed for the detection of pathological TDP-43 seeds. Using this assay, the presence of seeding-competent TDP-43 species was confirmed in CSF of sporadic ALS donors compared to healthy controls (Figure 31A-C). The ability to neutralize seeding-competent species was demonstrated for ACI-5891.9 using this assay Figure 31D-E). In addition, to evaluate target engagement of the clinical lead in vivo, novel assays to measure free TDP-43 in biofluids were established using SIMOA technology. The assay allows the measurement of free TDP-43 in serum and CSF from animals dosed with the clinical lead (Figure 31F) and will be adapted for the future use for the analysis of clinical samples.

Figure 31: Biomarker assays to assess the presence of seeding-competent TDP-43 in CSF

Ref: Audrain et al., Brain Communications, 2023

A-syn antibody

The a-syn antibodies generated using our SupraAntigen platform have unique binding properties allowing them to bind preferentially to the pathological forms of a-syn. Leveraging the wide collection of anti-a-syn antibodies generated with diverse binding epitopes and sub-nM binding affinities to aggregated a-syn, new immunoassays are being developed for the detection of pathological a-syn in biofluids. A-syn aggregation and spreading are established targets for PD, MSA and other synucleinopathies. Antibodies that interfere with the aggregation and spreading mechanisms of a-syn provide a therapeutic option for the treatment of PD. The a-syn antibodies were able to significantly delay the seeded aggregation of pathological a-syn in in vitro aggregation assays and were able to significantly decrease pathological a-syn spreading in an in vivo animal model of PD. Characterization using multiple orthogonal in vitro and in vivo tests addressing binding, specificity, functionality and pharmacological properties has led to the identification of the lead candidate ACI-5755.

Lead characterization

ACI-5755 selectively binds to pathological forms of a-syn with low-nanomolar affinity and shows a significant preference for aggregated over monomeric a-syn. Additionally, ACI-5755 shows strong recognition for pathological a-syn in patient-derived tissues in both PD and MSA. ACI-5755 showed a potent and dose-dependent reduction in the seeding capacity of pathological a-syn in a proprietary in vitro aggregation assay. Moreover, ACI-5755 substantially reduced the propagation of a-syn aggregates in a cell-based model. The in vivo efficacy of ACI-5755 was evaluated in the M83 propagation mouse model (Luk et al., 2012). Treatment of mice with ACI-5755 significantly decreased pathological a-syn spreading in vivo. Furthermore, a significant reduction in the rate of body weight loss compared with the vehicle-treated control group was observed for mice treated with ACI-5755.

Morphomer a-syn

Leveraging our Morphomer platform, we discovered and characterized the first biologically active small molecule inhibitors targeting intracellular a-syn aggregates. Identified compounds, from several distinct chemical series, that significantly decrease intracellular a-syn aggregate accumulation in neurons in vitro by interfering with the seeding and fibrillation processes. Iterative medicinal chemistry optimization led to the identification of orally available compounds with favorable CNS-penetrant pharmacokinetic properties, which progressed into in vivo proof-of-concept study in an animal model of alpha-synucleinopathies. Treatment with a first hit compound resulted in significant, dose-dependent decrease of pathological a-syn aggregates in vivo (Figure 32).

Figure 32: Morphomer a-syn inhibits the accumulation of pathological a-syn aggregates in a mouse model of Parkinson’s disease

Ref: Tsika, AD/PD 2023

Successful medicinal chemistry optimization yielded a new candidate, ACI-21018, which had improved potency in vitro. The compound was evaluated in an assay whereby rat primary neurons accumulate a-syn phosphoserine 129 (pS129)-positive inclusions when exposed to pathological aggregates extracted from Multiple System Atrophy (MSA) brains. ACI-21018 treatment reduces burden of intracellular a-syn aggregates in neurons with nanomolar IC50 (Figure 33). Furthermore, ACI-21018 demonstrated suitable in vitro safety and pharmacokinetic profiles to advance its development. Importantly, ACI-21018 demonstrates binding to a-syn aggregates derived from PD as well as MSA patient brain tissues.

Figure 33: Optimized Morphomer, ACI-21018, is a potent inhibitor of a-syn accumulation in neurons

Seeded with Multiple System Atrophy brain homogenates
Untreated
+ 0.5 μM ACI-21018
a-syn pS129
MAP2
ACI-21018
% aggregate inhibition (norm. [pS129]/[MAP2] area)
1.0
0.5
0.0
0.01
0.1
1
Compound concentration (log μM)
IC50 = 86 nM

Ref: Tsika, AD/PD 2024

ACI-21018 progressed into in vivo efficacy evaluation in an animal model of PD where it led to a reduction of seeding-competent a-syn aggregates, together with significant neuroprotective effects. Medicinal chemistry efforts will continue improving properties of lead chemical series, in parallel to identifying structurally diverse compounds fulfilling the target product profile.

Single-targeting morADC (a-syn/a-syn)

Several morADCs were generated by conjugating our a-syn mAb with the brain-penetrant Morphomer compound. A range of linker chemistries and drug-to-antibody ratios were systematically evaluated and the most promising morADCs were characterized in vitro for their ability to inhibit a-syn aggregation and prevent pathology propagation in neurons. The selected morADC showed a synergistic effect in inhibiting a-syn aggregation with a potency improvement of 21-fold compared to the equimolar mixture of unconjugated mAb and small molecule (Figure 34). Additionally, this morADC inhibits the internalization of the a-syn seeds in neurons with a 13-fold potency improvement compared to the parental mAb. Lastly, this morADC displayed a 5-fold higher blood-brain barrier permeability in vitro and significantly higher brain exposure in mouse, compared to the parental antibody.

Figure 34: Inhibition of a-syn aggregation with single-targeting morADC

Ref: Derouazi et al., AAIC 2024

Dual-targeting morADC (Abeta/Tau)

In addition to the synergistic effects demonstrated with the single-targeting morADC, this approach also facilitates the development of new therapeutic modalities allowing, for example, combination therapies in a single drug. Initial experiments were conducted using a dual-targeting morADC obtained via the bio-conjugation of an anti-Abeta mAb with anti-Tau aggregation small molecule. The dual-targeting morADC exhibited significantly enhanced in vitro potency at inhibiting both Abeta and Tau aggregation, compared to the parental compound alone and the corresponding equimolar mixture of the mAb and Morphomer (Figure 35).

Figure 35: Inhibition of Abeta and Tau aggregation with dual-targeting morADC

Inhibition of Abeta42 aggregation
Inhibition of Tau aggregation
Abeta42 ThT fluorescence (% of vehicle control)
Tau ThT fluorescence (% of vehicle control)
120
100
80
60
40
20
0
****
2
0.5
6
1.5
+
Antibody
Morphomer
Compound Mixture
morADC
Test item (μM)

Ref: Derouazi et al., AAIC 2024

In conclusion, morADCs represent a pioneering therapeutic approach to target NDDs through single- or dual-targeting mechanisms, with anticipated synergistic efficacy, compared to the unconjugated drugs, and improved brain penetration, compared to mAbs. Current efforts are focused on in-depth in vitro characterizations and proof-of-concept in vivo studies in relevant pathological models to further validate their efficacy and translational potential. The innovative morADCs strategy mirrors breakthroughs achieved in oncology and potentially holds the promise for treatment of complex NDDs.

License agreements and collaborations

Our SupraAntigen and Morphomer platforms have generated large numbers of clinical assets that address multiple diseases related to protein misfolding. Selected key assets in the product pipeline have been licensed for upfront payments, milestones and royalties to help offset the cost of our research and internal product development. We have signed a number of licensing agreements with leading pharmaceutical companies to assist and accelerate the development of our product pipeline, including:

●	a worldwide licensing agreement with Genentech signed in November 2006 (and amended in March 2009, January 2013, May 2014 and May 2015) for anti-Abeta antibodies for AD. As announced on January 22, 2024, this agreement was terminated. The termination became effective in April 2024;
●	a worldwide licensing agreement with Genentech signed in June 2012 (and amended in December 2015) for anti-Tau antibodies to treat AD. As announced on January 22, 2024, this agreement was terminated. The termination became effective in April 2024;
●	a worldwide licensing agreement with Janssen signed in December 2014 (and amended in April 2016, July 2017, January 2019, November 2019, December 2022, November 2023, September 2024 and December 2024) for therapeutic anti-Tau active immunotherapies for AD, and potentially other tauopathies, under which we may become eligible to receive payments totaling up to CHF 500 million, excluding royalties;
●	a worldwide licensing and collaboration agreement (LCA) with LMI (formerly Piramal Imaging SA) signed in May 2014 (and amended in June 2022) for small-molecule Tau ligands for use as PET tracers under which we may become eligible to receive payments totaling up to EUR 160 (CHF 152) million, excluding royalties;
●	a worldwide license agreement with Lilly to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases, which was entered into in December 2018 (and amended in September 2019 and March 2020). The agreement was deemed effective on January 23, 2019. Under this agreement, we may become eligible to receive payments up to approximately CHF 1.9 billion, excluding royalties; and
●	a worldwide option and license agreement with Takeda signed in May 2024 for our active immunotherapies targeting Abeta, including ACI-24.060. Under this agreement, we may be eligible to receive an option exercise fee in the low-to-mid nine-figure USD range and additional potential development, commercial and sales-based milestones of up to approximately USD 2.1 (CHF 1.9) billion, excluding royalties.

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

Currently, there are two FDA-approved disease-modifying products for AD, Leqembi (Biogen / Eisai) and Kisunla (Eli Lilly). Other approved therapies seek to treat the symptoms of AD, but do not slow or stop the progression of the disease. In addition, commonly, there is off-label prescription of antidepressant and antipsychotic agents for more patients with advanced AD who may have agitation, aggressive behaviors, psychosis and depression.

Several new classes of disease-modifying agents could enter the AD market. Beyond monoclonal antibodies, our pipeline includes active immunotherapies: ACI-35.030 (targeting aggregated, phosphorylated Tau) and ACI-24.060 (targeting oligomeric and pyroGlu Abeta), and our small molecule Morphomer Tau program (inhibiting Tau aggregation).

The availability of novel diagnostic agents to visualize disease development in patients with AD is critical for successful clinical development and commercialization of disease-modifying products in AD. At the forefront of this new diagnostic effort are PET agents for imaging of disease pathology, and in particular, Tau-PET agents, which we believe will allow precise assessment of disease in patients with AD.

ACI-35.030. ACI-35.030, if approved, would potentially compete with other Tau-targeting active immunotherapies currently being developed. This could include, for example, the AADvac1 active immunotherapy being developed by Axon Neuroscience, which completed a Phase 2 study in 2019, AV-1980R (Nuravax) which is expected to enter Phase 1 clinical development in the near future, PRX 123 (Prothena), which is expected to begin a Phase 1 clinical trial in 2025, and TV-301 (TheraVac), for which plans to move into clinical trials have been announced.

ACI-24.060 for AD. ACI-24.060, if approved, would potentially compete with other anti-Abeta-targeting active immunotherapies currently being developed. This includes the ABvac 40 (Araclon Biotech), which has completed a Phase 2 study and UB-311(Vaxxinity), which has completed a Phase 2a study. In addition, Alzinova has completed a Phase 1b evaluation of ALZ-101 (Alzinova) and AV-1959D (Nuravax) is being evaluated in Phase 1 study.

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

Tau-PET tracer. TAUVID (previously known as Flortaucipir) was developed by Eli Lilly and approved by FDA in May 2020. However, should the Company’s PI-2620 be approved, it would also compete with (i) 18F-florzolotau (previously known as APN-1607), a product candidate advanced by Aprinoia currently in Phase 2 (USA, Taiwan, Japan) and Phase 3 (China) trials; (ii) 18F-MK-6240, developed by Lantheus, currently in Phase 2 and 3 clinical trials; (iii) 18F-GTP1, which is being developed by Genentech and has completed a Phase 2 study in subjects at risk of developing ADAD, (iv) 18F-RO6958948, for which Roche has completed a Phase 1 study in patients with AD and (v) 18F-JNJ-067, for which Janssen has completed a Phase 1 study in patients with AD.

ACI-12589 and ACI-15916. ACI-12589 and ACI-15916, if approved, would potentially compete with other a-syn-targeting PET tracers. This includes the 18F-UCB-2897 tracer developed by UCB, which is being evaluated in a Phase 1 study.

ACI-19764. ACI-19764, if approved, would potentially compete with other CNS-penetrant NLRP3 inhibitors: (i) NT-0796 (NodThera) completed a Phase 1b/2a trial in early PD and a Phase 1b/2a trial in obesity with elevated cardiovascular risk; (ii) selnoflast (Roche) has completed a Phase 1b trial in early PD; (iii) VENT-02 (Ventus) is expected to initiate a Phase 1b in PD in the near future; (iv) VTX3232 (Ventyx) is being evaluated in a Phase 2a trial in early PD and expected to initiate a Phase 2 trial in obesity with elevated cardiovascular risk; (v) ZYIL1 (Zydus) has completed a Phase 1a trial in ALS and is expected to undergo a trial in PD. Multiple other NLRP3 inhibitors are being or have been evaluated for non-neurodegenerative indications, such as dapansutrile (Olatec), DFV890 (Novartis), and RRx-01 (EpicentRx).

Morphomer Tau.We are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD and NeuroOrphan tauopathies. Continued candidate characterization across the research program also identified new and highly differentiated candidates with excellent cerebrospinal fluid exposure and selectivity for pathological aggregated Tau. There are only a few small molecule inhibitors of Tau aggregation in clinical development. TauRx has completed several Phase 3 trials of HMTM (TRx0037) for patients with AD or FTD. OLX07010 (Oligomerix) is undergoing a Phase 1 study.

Morphomer a-syn. The program, if further developed, would potentially compete with small molecule inhibitors of a-syn aggregation. TEV-56286 (Teva) has been evaluated in a Phase 1 study in PD, and it is currently undergoing a Phase 2 study in MSA.

Semorinemab. Semorinemab, if further developed, would potentially compete with other Tau-targeting monoclonal antibodies in development. BMS-986446 (BMS/Prothena) and JNJ-63733657 (Janssen) are being evaluated in Phase 2 studies. E-2814 (Eisai) is being evaluated in a Phase 2/3 prevention study. Bepranemab (UCB) completed a Phase 2 study. Lu AF87908 (Lundbeck), APNmAb005 (Aprinoia Therapeutics), VY7523 (Voyager Therapeutics), and MK-2214 (Merck/Teijin Pharma) are being evaluated in Phase 1 studies.

Crenezumab. Crenezumab, if further developed, would potentially compete with other monoclonal antibodies targeting Abeta. Leqembi (lecanemab, BioArctic/Eisai/Biogen) and Kisunla (donanemab, Eli Lilly) have been approved by the FDA for the treatment of patients with mild cognitive impairment or mild dementia. One or both therapies have also been approved by the regulators in the EU (Leqembi), the UAE (Leqembi), the UK (Leqembi, Kisunla), China (Leqembi, Kisunla), Israel (Leqembi), Japan (Leqembi, Kisunla), Macau (Leqembi) and South Korea (Leqembi). Eli Lilly is additionally evaluating donanemab in studies of presymptomatic AD, and remternetug in early AD. Eisai/Biogen are also conducting trials of Leqembi in preclinical AD, and of a subcutaneous formulation in early AD. Roche is conducting a Phase 1/2 study of RO7126209 (trontinemab) in patients with mild to moderate AD. Acumen Pharmaceuticals completed a Phase 1 trial evaluating ACU193 in June 2023. Prothena’s PRX012 and ProMIS’ PMN310 are being assessed in ongoing Phase 1 trials.

TDP-43 antibody, ACI-5891.9. To our knowledge, there are no TDP-43 antibodies in the clinic.

TDP-43 PET tracer, ACI-19626. To our knowledge, there are no TDP-43-PET tracers in the clinic.

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

Commercialization strategy

Our strategy to date has been to focus on identifying partnerships for our early-stage product candidates as both a way to secure non-dilutive capital to fund our other research and development programs and as a way to accelerate the development of these partnered products by leveraging our partners’ extensive knowledge in clinical studies, drug development, manufacturing and commercialization.

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

As of December 31, 2024, we owned or co-owned with our collaboration and licensing partners, approximately 50 issued U.S. patents and 434 issued patents in other jurisdictions, as well as 49 pending U.S. patent applications and 613 pending foreign patent applications. As of December 31, 2024, we licensed approximately 30 issued U.S. patents and 283 issued patents in other jurisdictions, as well as 13 pending U.S. patent applications and 215 pending foreign patent applications.

The patent portfolios for our most advanced product candidates as of December 31, 2024 are summarized below:

Anti-Tau active immunotherapies

Our patent portfolio for anti-Tau active immunotherapies includes a patent family with composition-of-matter claims (including claims directed to the ACI-35 antigenic peptide and a pharmaceutical composition comprising such an antigenic peptide), claims directed to treating certain indications using ACI-35 including AD, and claims directed to using ACI-35 to induce an immune response. This patent family currently contains approximately 30 issued patents in 27 countries. The issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions.

Our patent portfolio for anti-Tau active immunotherapies also includes a patent family relating to therapeutic Tau active immunotherapies, including claims directed to a pharmaceutical composition comprising an antigenic Tau peptide, claims directed to using such active immunotherapies to induce an immune response in a subject, and claims directed to methods for preventing or treating a neurodegenerative disease or disorder, including AD, among others. This patent family currently contains 15 issued patents and approximately 46 pending patent applications in 40 countries. The issued patents and any patents issuing in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2038, excluding any additional term for patent term adjustments or patent term extensions.

ACI-24

Our patent portfolio for ACI-24 includes a patent family with composition-of-matter claims (including claims directed to the ACI-24 antigenic construct), claims directed to treating certain indications using ACI-24 including AD, and claims directed to using ACI-24 to induce an immune response. As of December 31, 2024, in this patent family, we owned approximately 29 issued patents and 4 pending patent applications in 30 countries. With respect to the U.S., we owned two issued U.S. patents. The issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2026, excluding any additional term for patent term adjustments or patent term extensions.

Our patent portfolio for ACI-24 also includes a patent family directed to the use of the ACI-24 active immunotherapy in the treatment and/or prevention of memory and/or cognitive impairments or abnormalities in the DS population, among others. As of December 31, 2024, in this patent family, we owned approximately 14 issued patents and 4 pending patent applications in 18 countries. Issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2032, excluding any additional term for patent term adjustments or patent term extensions.

Our patent portfolio for ACI-24 also includes a patent family relating to therapeutic anti-Abeta treatment claims (including claims directed to a pharmaceutical composition comprising an antigenic peptide), and claims directed to using such active immunotherapies in treating, preventing, inducing a protective immune response against or alleviating the symptoms associated with an Abeta-associated disease in a subject, among others. As of December 31, 2024, in this patent family, we owned 5 issued patents, including two issued U.S. patents, and approximately 33 pending patent applications in 32 countries. Any issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2039, excluding any additional term for patent term adjustments or patent term extensions.

ACI-7104

Our patent portfolio relating to ACI-7104 includes patents and patent applications with composition-of-matter claims (including claims directed to the peptide, as well as pharmaceutical formulations comprising the peptide), and claims directed to the use of compounds comprising the peptide in treating or preventing synucleinopathies including PD and MSA.

Our patent portfolio relating to ACI-7104 includes patents and patent applications that we own in three different patent families. As of December 31, 2024, in these patent families, we owned approximately 18 issued patents and 15 pending patent applications, in 11 countries. With respect to the U.S., we owned three issued U.S. patents. Issued patents in the basic patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2029, excluding any additional term for patent term adjustments or patent term extensions.

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

Our patent portfolio relating to PI-2620 includes patent applications that we own or co-own in three different patent families. As of December 31, 2024, we owned or co-owned 13 patents and approximately 5 patent applications in 16 countries in our main patent family directed to the PI-2620 molecule, its precursor and methods of using the PI-2620 to diagnose certain indications, including AD and PSP. This main patent family includes one issued U.S. patent. If the appropriate maintenance, renewal, annuity, or other governmental fees are paid, national-stage applications claiming priority from this PCT patent application, if issued, are expected to expire in 2037, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

ACI-12589

Our patent portfolio relating to a-syn diagnostics includes composition of matter claims (including claims directed to the ACI-12589 molecule, its precursor, and diagnostic compositions comprising the molecule), and claims directed to use of the molecule in imaging and in diagnostics of a-synucleinopathies including PD and MSA.

Our patent portfolio relating to a-syn diagnostics includes patents and patent applications that we own in ten different patent families. As of December 31, 2024, we owned or co-owned approximately 17 patent applications in 17 countries in our main patent family directed to the ACI-12589 molecule, its precursor, diagnostic compositions, and methods of using ACI-12589 for imaging and diagnostics of a-synucleinopathies including PD and MSA. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, any issued patents are expected to provide protection up to 2041, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

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

Our patent portfolio relating to the Morphomer Tau therapeutic program includes patent applications that we own or co-own in five different patent families. As of December 31, 2024, we owned approximately 7 pending patent applications and 9 issued patents, including one U.S. issued patent in our patent family directed to the ACI-3024 small molecule Tau aggregation inhibitor. If the appropriate maintenance, renewal, annuity, or other governmental fees are paid, national-stage applications claiming priority from this PCT patent application, if issued, are expected to expire in 2039, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

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

Our patent portfolio relating to crenezumab includes patents and patent applications that we own or co-own in four different patent families. As of December 31, 2024, we owned or co-owned approximately 56 patents (not including the patents in the individual countries where the issued European patent was validated) and 6 patent applications in 34 countries in our main patent family directed to the crenezumab antibody and methods of using the crenezumab antibody to treat certain indications, including AD. This patent portfolio includes three issued U.S. patents and one pending U.S. patent applications, which, if the appropriate maintenance or other governmental fees are paid, are expected to expire in 2027, excluding any additional term for patent term adjustments or patent term extensions. This patent portfolio also includes a PCT patent application that was filed on July 13, 2007. If the appropriate maintenance, renewal, annuity, or other governmental fees are paid, national-stage applications claiming priority from this PCT patent application, if issued, are expected to expire in 2027, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

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

Compliance with governing rules and quality requirements

The facilities used by our collaboration partners and CMOs to manufacture our product candidates are systematically audited by local authorities and occasionally inspected by competent authorities where the clinical studies are ongoing. The facilities where the commercial productions are performed will have to be approved by the FDA or other relevant regulatory authorities, pursuant to inspections that are conducted after we submit our NDA or comparable marketing applications. We perform periodic quality audits of the manufacturing facilities and CMOs to monitor their compliance with the regional laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental, health and safety matters. The scope of our audits also involves monitoring the ability of our providers to maintain adequate QCs and QA systems including personnel qualification.

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

Interaction with CMOs

Finally, our partnerships with CMOs are managed through an efficient project management platform in which teams are formed with subject matter experts representing key functions from both parties. Meetings occur either through virtual on-line conferences aimed at updating short-term actions or face-to-face conferences when mid- to long-term development plans are discussed.

Government regulation and our regulatory department

Our regulatory department has a strong culture of regulatory compliance, operating under three guiding principles, to:

●	provide constructive regulatory strategy for development products;
●	ensure smooth regulatory approvals by anticipating hurdles; and
●	build confidence with regulators by continuous communication.

The QA group is included within the regulatory department with the mission to:

●	create and maintain a corporate quality management system; and
●	ensure cGCP, cGMP, cGLP and current Good Distribution Practice (cGDP) compliance.

A science-driven approach is the cornerstone of our interactions and this has helped us to build and maintain a high level of trust with regulators. Besides informal conversations with the authorities, our regulatory department has conducted several pre-Investigational New Drug (pre-IND), Type B and Type C meetings with the FDA (ACI-24.060 for AD and DS, ACI-7104.056 and PI-2620) and Scientific Advice meetings, which are the European equivalent of pre-IND meetings (with the German Paul-Ehrlich-Institut, Swedish Medical Products Agency; UK Medicine & Healthcare Products Regulatory Agency, Finnish Medicines Agency, the Spanish Agency of Medicines and Medical Devices and the EMA). Since 2008, our regulatory department has filed a total of 24 clinical trial applications in the EU (one each in Austria, Denmark and Poland, two in Spain and the Netherlands, three in Germany, four in Finland and Sweden and eight in the UK) and 5 INDs in the U.S. Furthermore, our regulatory department successfully applied for and obtained FDA Fast Track designation for ACI-24.060 in AD. Given the seriousness of AD and public pressure for new therapeutics, we consider regulatory agencies to be important stakeholders in our product development strategies. We are committed to working closely with global regulatory authorities to adhere to and achieve the highest levels of safety and quality of our product candidates in the most timely and efficient manner. The transparency we have achieved and our goal of a close working relationship with the regulatory agencies, in particular the FDA and the EMA, are intended to facilitate expeditious execution through the regulatory approval process.

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

The FDA has various programs, including Fast Track, Priority review, Accelerated Approval and Breakthrough Therapy designation, which are intended to increase agency interactions, expedite or facilitate the process for reviewing product candidates, and/or provide for initial approval based on surrogate endpoints. We believe that one or more of our product candidates may qualify for some of these expedited development and review programs, as exemplified by the Fast Track designations granted for ACI-24.060, ACI-35.030 or PI-2620. However, even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product candidate no longer meets the conditions for qualification.

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

The cost of preparing and submitting an NDA is substantial. Under federal law, NDAs are subject to substantial application user fees and the sponsor of an approved NDA is also subject to annual product and establishment user fees. Under the Prescription Drug User Fee Act (PDUFA), as amended, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA VI eliminates fees for supplements as well as for establishments, although applicants will be assessed for annual prescription drug program fees for prescription drug products, rather than the prescription drug product fee assessed under the previous iteration of PDUFA. According to the FDA’s fee schedule for the 2025 FY, the user fee for each NDA application requiring clinical data is USD 4,310,002 and the annual program fee is USD 403,889. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

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

Data privacy and security laws

In addition, we may be subject to international, federal and state data privacy and security laws, regulations, rules and standards. Internationally, laws, regulations and standards in many jurisdictions, such as the GDPR, the Swiss FADP and the UK GDPR, apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. At the federal level, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates—independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and to seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws, (such as the CCPA) govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Non-compliance with these laws, regulations, rules and standards could result in significant penalties or legal liability. Although we take steps to comply with applicable laws, rules and regulations, we cannot ensure that we will not be subject to regulatory or private actions, investigations, disputes and litigation, which may include substantial fines or other legal liability for noncompliance of data privacy and security laws, rules and regulations, including in the event of a cybersecurity breach or other security incident. We could be adversely affected if legislation or regulations are expanded to require changes in our or our third-party service providers’ business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, results of operations or financial condition. See “Risk Factors— Changes in laws, rules, regulations or standards relating to data privacy and security, or any actual or perceived failure by us to comply with such laws, rules, regulations and standards, or contractual or other obligations relating to data privacy and security, could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.”

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

The Company controls a fully-owned subsidiary, AC Immune USA, Inc. (“AC Immune USA” or “Subsidiary”), which was registered and organized under the laws of Delaware, USA on May 6, 2021. The Company and its Subsidiary form the Group.

D.Property, plant and equipment

The Company’s capital expenditures were CHF 0.8 million in 2024 with CHF 0.5 million for laboratory equipment and leasehold improvements. These investments were made to enhance our research facilities.

Facilities

We do not own any real property. The table below details the sizes and uses of our leased facilities as of December 31, 2024:

Location	Primary Function	Approximate Size
École Polytechnique Fédérale Lausanne (EPFL) Innovation Park Building B, 1015 Lausanne, Vaud, Switzerland	Headquarters Research, discovery, preclinical and clinical development Chemistry manufacturing and control	36,700 square feet

The Innovation Park of the EPFL serves as our corporate headquarters, our research facility and laboratories. We believe that using the EPFL facilities instead of building our own infrastructure helps us to maximize the value of our research and development capital and make efficient use of our funds as we continue to build and develop our pipeline. While our presence in the United States is currently through a virtual office, we may seek office space in the future. We believe that the space of our existing facilities is sufficient to meet our current needs.

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

A.Operating results

Overview

To date, we have primarily financed our operations through the proceeds from our public offerings, share issuances, contract revenues from option, license and collaboration agreements and grants. We have no products approved for commercialization and have never generated any revenues from product sales. Pharmaceutical and biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we or our collaboration partners complete pivotal clinical studies and have a product candidate approved for commercialization, and we begin to generate revenue and royalties from product sales. Since our inception, we have received upfront and milestone payments from our collaboration partners and certain other revenue. However, we have also incurred significant operating losses. We incurred net losses of CHF 50.9 million for the fiscal year ended December 31, 2024 and have an accumulated losses balance of CHF 368.2 million as of December 31, 2024.

Strategic collaborations and licensing agreements

Since our inception, we have entered into strategic collaboration agreements with a range of partners covering a number of our product candidates. We entered into a strategic collaboration with Genentech in November 2006 (as amended in March 2009, January 2013, May 2014 and May 2015) regarding the development, manufacture and commercialization of anti-Abeta antibodies including crenezumab, and we refer to this agreement as the 2006 Agreement. On January 22, 2024, the Company announced that the development of crenezumab in the collaboration agreements with Genentech, a member of the Roche Group, was terminated. This termination became effective in April 2024. The Company regained the global rights to crenezumab in February 2025.

In June 2012, we entered into an additional strategic collaboration agreement with Genentech regarding the development, manufacture and commercialization of anti-Tau antibodies, which covers semorinemab, and we refer to this agreement as the 2012 Agreement. On January 22, 2024, the Company announced that the development of semorinemab in the collaboration agreements with Genentech was terminated. This termination became effective in April 2024. The Company regained the global rights to semorinemab in February 2025.

In May 2014 (as amended in June 2022), we entered into a license and collaboration agreement with LMI (formerly Piramal Imaging SA) covering our Tau-PET Imaging tracers.

In December 2014 (as amended in April 2016, July 2017, January 2019, November 2019, December 2022, November 2023, September 2024 and December 2024), we entered into a strategic collaboration agreement with Janssen regarding the development, manufacture and commercialization of anti-Tau active immunotherapies, which covers ACI 35.030. We expect to capitalize on Johnson & Johnson’s extensive regulatory expertise and experience in developing, manufacturing and, if approved, commercializing active immunotherapies to bring ACI 35.030 to market.

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

In May 2024, we entered into an exclusive option and license agreement with Takeda for our active immunotherapies targeting Abeta, including ACI-24.060. AC Immune will be responsible for completing the ABATE trial. Following option exercise and the satisfaction of customary closing conditions, Takeda would conduct and fund all further clinical development and be responsible for all global regulatory activities as well as worldwide commercialization.

Genentech, a member of the Roche Group

As mentioned above, the Company announced that the development of crenezumab and semorinemab in the collaboration agreements with Genentech was terminated. These terminations became effective in April 2024 and the Company regained the global rights to crenezumab and semorinemab in February 2025.

Anti-Abeta antibody in AD – 2006 agreement

In November 2006, we signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal therapeutic antibody targeting misfolded Abeta. The agreement was amended March 2009, January 2013, May 2014 and May 2015. The collaboration agreement was terminated effective April 2024 and the Company regained the global rights to crenezumab in February 2025.

We have received total milestone payments of USD 65 (CHF 70.1) million comprised of an upfront payment of USD 25 (CHF 31.6) million and of USD 40 (CHF 38.2) million for clinical development milestones achieved, all prior to January 1, 2017.

Anti-Tau antibody in AD – 2012 agreement

In June 2012, we entered into a second agreement with Genentech to research, develop and commercialize our anti-Tau antibodies for use as immunotherapeutics and diagnostics. The agreement was amended in December 2015. This collaboration agreement was terminated effective April 2024 and the Company regained the global rights to semorinemab in February 2025.

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

Janssen Pharmaceuticals, Inc. (Janssen), a Johnson & Johnson company

Tau Active Immunotherapy in AD – 2014 agreement

In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc. (Janssen), part of a Johnson & Johnson company, to develop and commercialize therapeutic anti-Tau active immunotherapies for the treatment of AD and potentially other tauopathies. The value of this collaboration is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low-double digits to the mid-teens for the ACI-35.030 active immunotherapy program. In April 2016, July 2017, January 2019, November 2019, December 2022, November 2023, September 2024 and December 2024, the companies entered into the first, second, third, fourth, fifth, sixth, seventh and eighth amendments, respectively. These amendments allow for the alignment of certain payment and activity provisions with the Development Plan and Research Plan activities. We and Janssen have completed the co-development of the second-generation lead active immunotherapies, ACI-35.030 and JACI-35.054, through Phase 1b/2a. In November 2022, it was announced that ACI-35.030 was selected to advance into further development based on interim data from the ongoing Phase 1b/2a trial. In December 2023, it was announced that Janssen has programmed the launch of the Phase 2b clinical study to evaluate ACI-35.030/JNJ-2056 in patients with preclinical AD, those individuals not yet showing symptoms. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35.030. In July 2024, JNJ-2056 was granted Fast Track designation from the FDA, for the treatment of AD.

The Company received an upfront, non-refundable license fee of CHF 25.9 million, which we recognized as revenue in 2014. In May 2016, we received a payment of CHF 4.9 million for reaching a clinical milestone in the Phase

1b study. In February 2024, we received a milestone payment of CHF 14.8 million for the commencement of the first Phase 2b clinical study. In October 2024, the Company received the second ReTain-related milestone payment of CHF 24.6 million under its agreement with Janssen. This milestone payment was triggered by the rapid rate of prescreening in the potentially registrational Phase 2b ReTain trial investigating active-immunotherapy candidate ACI-35.030/JNJ-2056 to treat preclinical (pre-symptomatic) AD. The Company recognized this milestone payment as revenue because we deemed it highly probable that this milestone would be obtained and would not be subject to reversal in the future.

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

Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the first Phase 1b clinical study (which was completed in 2016) by providing 90 days’ notice to us. If not otherwise terminated, the agreement shall continue until the expiration of all royalty obligations as outlined in the contract.

LMI (formerly Piramal Imaging SA)

Tau-PET imaging agent – 2014 agreement

In May 2014 (as amended in June 2022), we entered into an agreement, our first diagnostic partnership, with LMI, the former Piramal Imaging SA. The partnership with LMI is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein PET tracers supporting the early diagnosis and clinical management of AD and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 160 (CHF 152) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low-teens. LMI may terminate the LCA at any time by providing 3 months’ notice to us.

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

Takeda Pharmaceuticals, USA, Inc.

Anti-Abeta Active Immunotherapy in AD – 2024 option and license agreement

In May 2024, we entered into a worldwide option and license agreement with Takeda Pharmaceuticals, USA, Inc. (Takeda) for our active immunotherapies targeting Abeta, including ACI-24.060. AC Immune will be responsible for completing the ABATE trial. Following option exercise, Takeda would conduct and fund all further clinical development and be responsible for all global regulatory activities as well as worldwide commercialization. Under the terms of the agreement, AC Immune received an upfront payment of USD 100 (CHF 92.3) million in May 2024 and is eligible to receive an option exercise fee and additional potential development, commercial and sales-based milestones of up to approximately USD 2.1 (CHF 1.9) billion if all related milestones are achieved over the course of the agreement. Upon commercialization, AC Immune will be entitled to receive tiered mid-to-high teens percentages royalties on worldwide net sales.

The Company identified the following performance obligations under the contract, in accordance with IFRS 15: (i) a license option and (ii) development, chemistry, manufacturing, and controls (“CMC”) and regulatory activities as outlined in the development and CMC plans, which are necessary to deliver the data package to Takeda. AC Immune concluded that the license option is considered a material right, as the value of the license exceeds the option exercise fee, thereby considering it a distinct performance obligation. The development, CMC, and regulatory activities are treated as one distinct performance obligation because the underlying activities are not distinguishable in the context of the contract and are inputs to an integrated development program that will generate valuable data and information for Takeda in determining whether to exercise the option.

The valuation of each performance obligation involves estimates and assumptions, with the timing of revenue recognition determined by either delivery or the provision of services. In line with the allocation objective under IFRS 15, the Company allocated the USD 100.0 (CHF 92.3) million upfront payment within the transaction price to the license option and development, CMC, and regulatory activities, using the relative stand-alone selling price method. For the standalone selling price of the license option, the Company utilized an income-based approach, which included key assumptions such as the post-option development timeline and costs, revenue forecasts, discount rates, and probabilities of development and regulatory success. The standalone selling price for the development, CMC and regulatory activities was calculated using a cost-plus margin approach based on the estimated development timeline. The Company allocated the transaction price based on the relative standalone selling prices, assigning USD 87.4 (CHF 80.7) million to the license option and USD 12.6 (CHF 11.6) million to development, CMC, and regulatory activities.

The Company has deferred revenue recognition for the license option and will recognize the entirety of the revenue either when the option is exercised and Takeda obtains the exclusive license, or when the option expires. The Company will recognize revenue related to the development, CMC and regulatory performance obligation over the estimated period of completion of these obligations, using an input method reflecting the costs incurred relative to the total costs expected to be incurred.

The structure of the collaboration agreement is as follows:

●	An upfront payment: for the rights granted under the agreement.
●	An option exercise fee: payable if Takeda exercises the option, customary closing conditions are satisfied, and AC Immune grants Takeda an exclusive license.
●	Development and commercial milestone payments: payable upon reaching certain development milestones and upon making a first commercial sale of a licensed product in certain territories.
●	Sales-based milestones: payable upon achieving certain annual thresholds of commercial sales of licensed products.
●	Royalties: payable on sales with royalty rates differing based on the level of annual sales of licensed products. We may receive tiered royalties on sales at a percentage rate ranging from the mid- to high-teens.

Under the terms of the agreement, Takeda may terminate the agreement at any time by providing 90 days’ notice to us. If not otherwise terminated, the agreement shall continue until Takeda decides not to exercise its license option or until the expiration of all royalty obligations as outlined in the contract.

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

Critical accounting policies and significant judgments and estimates

Revenue recognition

IFRS 15 standard Revenue from Contracts with Customers applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, certain collaboration arrangements and financial instruments. Under IFRS 15, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of IFRS 15, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applies the five-step model to contracts only when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, the Company assesses the goods or services promised within each contract, and determines those that are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Contract revenue. The Company enters into option, license and collaboration agreements (OLCAs), which are within the scope of IFRS 15, under which it licenses certain proprietary rights to its product candidates and intellectual property to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, upfront license fees, development, regulatory and/or commercial milestone payments, payments for research and clinical services the Company provides through either its full-time employees or third-party vendors, and royalties on net sales of licensed commercialized products depending on the Company’s intellectual property. Each of these payments results in license, collaboration and other revenues, which are classified as contract revenue on the consolidated statements of income/(loss).

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

Restricted share units

We estimate the fair value of restricted share units using the market value of the common shares on the date of the award. We classify our share-based payments as equity-classified awards as they are settled in our common shares. We measure equity-classified awards at their grant date fair value and do not subsequently re-measure them. Compensation costs related to equity-classified awards are equal to the fair value of the award at grant date amortized over the vesting period of the award using the graded method. We reclassify that portion of vested awards to share premium as the awards vested.

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

Financial operations overview

Contract revenues

Given our stage of development, we have not generated any revenue from product sales. Our contract revenues to date have been derived primarily from separate option, license and collaboration agreements on some of our product candidates in various stages of preclinical and clinical development.

Our contract revenues have experienced fluctuations over the past three years as a result of the timing of milestone achievement and the size of each milestone payment. We expect that any revenue we generate from our collaboration agreements with each of Lilly, Janssen, LMI, Takeda and/or from any other current or future collaboration partners will fluctuate from year to year as a result of the timing and amount of milestones and other payments.

Research and development expenses

Research and development costs are expensed as incurred, and consist of salaries and benefits, laboratory supplies, materials, intellectual property, facility and information technology (IT) costs, as well as fees paid to other non-

employees and entities that conduct certain research and development activities on our behalf and all other allocated expenses. Amounts incurred in connection with option, license and collaboration agreements are also included in research and development expense. Payments made prior to the receipt of goods or services to be used in research and development are capitalized until those goods or services are received.

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

Our investment in research and development activities, including the clinical development of our product candidates has historically been, and is projected to be, more than 75% of our total annual operating costs. Research and development expenses represent costs incurred to conduct research, such as the discovery and development of our product candidates, as well as development of new product candidates from our SupraAntigen and Morphomer platforms and the development of product candidates pursuant to our collaboration agreements with Lilly, Janssen, LMI and Takeda. We recognize all research and development costs as they are incurred. Clinical study costs, contract manufacturing and other development costs incurred by third parties are expensed as the contracted work is performed. At present, most of our research activities comprise three major areas:

●	AD;
●	focused non-AD NDD including PD, ALS and NeuroOrphan indications; and
●	diagnostics.

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

Exchange differences consist of foreign exchange transactions and re-measurement gains and losses that arise from our cash being held in currency other than Swiss Francs, certain collaboration agreements such as the collaboration agreements with LMI or Takeda being denominated in currencies other than Swiss Francs, and selected purchases, which we effect in foreign currencies.

Taxation

AC Immune is subject to corporate Swiss federal, cantonal and communal taxation, respectively, in Switzerland, Canton of Vaud, Commune of Ecublens, near Lausanne. We are also subject to taxation in other jurisdictions in which we operate, in particular, the United States where our wholly-owned subsidiary is incorporated.

We are entitled under Swiss laws to carry forward any losses incurred for a period of 7 years and can offset our losses carried forward against future taxes. As of December 31, 2024, we had tax loss carry-forwards totaling CHF 343.6 million (provisional amount; tax loss is definitively recognized by Swiss tax authorities once set-off against taxable income). There is no certainty that we will make sufficient profits to be able to utilize these tax loss carry-forwards in full.

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

Comparison of the years ended December 31, 2024 and 2023

Contract revenue

For the year ended December 31, 2024, AC Immune generated CHF 27.3 million in contract revenues compared with CHF 14.8 million for the comparable period in 2023. This represents an increase of CHF 12.5 million. The following table summarizes our contract revenues during the years ended December 31, 2024 and 2023:

	For the Year Ended
	December 31,
In CHF thousands	2024	2023	Change
Contract revenue	27,309	14,801	12,508
Total revenue	27,309	14,801	12,508

Our contract revenues experience fluctuations as a result of securing new collaboration agreements, the timing of milestone achievements and the size of each milestone payment.

For the year ended December 31, 2024, our contract revenues of CHF 27.3 million were related to:

●	the recognition of the second ReTain-related milestone payment of CHF 24.6 million under the agreement with Janssen. This milestone payment was triggered by the rapid rate of prescreening in the potentially registrational Phase 2b ReTain trial investigating active-immunotherapy candidate ACI-35.030 to treat preclinical AD; and
●	the efforts made under the agreement with Takeda for the development, CMC, and regulatory activities.

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

For the year ended December 31, 2024, research and development expenses totaled CHF 62.6 million compared with CHF 54.6 million for the comparable period in 2023. This represents an increase of CHF 8.0 million. The following table presents the research and development expenses during the years ended December 31, 2024 and 2023:

Detailed research and development expenditures by major development category

	For the Year Ended
	December 31,
In CHF thousands	2024	2023	Change
Discovery and preclinical expenses	9,366	11,117	(1,751)
Clinical expenses	19,850	11,095	8,755
Group function expenses	1,986	1,363	623
Total direct R&D expenses	31,202	23,575	7,627
Payroll expenses	20,195	19,499	696
Share-based compensation	2,212	1,909	303
Other non-allocated	8,961	9,623	(662)
Total R&D expenses	62,570	54,606	7,964

	For the Year Ended
	December 31,
In CHF thousands	2024	2023	Change
Operating expenses[1]	40,163	33,198	6,965
Salaries and related costs[2]	22,407	21,408	999
Total R&D expenses	62,570	54,606	7,964

1Includes depreciation expenses

2Includes share-based compensation

For the year ended December 31, 2024:

Discovery and preclinical expenses decreased by CHF 1.8 million, primarily due to:

●	the completion of pre-clinical TOX studies in the TDP-43 monoclonal antibody, lower spending in PET imaging programs, and our strategic focus on advancing clinical-stage programs. As a result, a greater proportion of our resources was allocated to clinical development activities rather than discovery and pre-clinical activities.

Clinical expenses increased by CHF 8.8 million, primarily due to:

●	an increase of CHF 7.2 million in our ACI-24.060 active immunotherapy for expansion of the ABATE study, an increase of CHF 2.1 million attributed to the ramp-up of activities for our Phase 2 VacSYn study evaluating ACI-7104.056 in early PD and an increase of CHF 0.3 million in other clinical programs.

partially offset by:

●	a decrease of CHF 0.8 million for the clinical development of ACI-35.030 driven by the completion of the Phase 1b/2a and the advancement into Phase 2b, where the costs are borne by Janssen.

The variances in Group function expenses relate to regulatory and quality assurance, intellectual property and other non-allocated costs across various cost centers.

Total salaries and related costs increased by CHF 1.0 million, primarily due to the annualization of 2023 hires and additional new hires during the year, which resulted in an increase in salary- and benefit-related costs of CHF 0.7 million, and CHF 0.3 million in share-based compensation expense.

The decrease in other non-allocated expenses relates to certain non-allocated functional expenses.

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs, including share-based compensation, professional fees such as legal and accounting related services, infrastructure expenses, and other operating expenses.

For the year ended December 31, 2024, general and administrative expenses totaled CHF 17.3 million compared with CHF 15.3 million for the comparable period in 2023. This represents an increase of CHF 2.0 million. The following table presents the general and administrative expenses during the years ended December 31, 2024 and 2023:

	For the Year Ended
	December 31,
In CHF thousands	2024	2023	Change
Operating expenses[1]	5,825	4,729	1,096
Salaries and related costs[2]	11,434	10,576	858
Total general and administrative expenses	17,259	15,305	1,954

1Includes depreciation expenses

2Includes share-based compensation

For the year ended December 31, 2024, this increase is primarily due to:

●	an increase of CHF 1.1 million in operating expenses, predominantly due to a rise in legal fees related to business development and licensing activities; and
●	an increase of CHF 0.9 million in salaries and related costs, mainly due to new hires during the year, which resulted in an increase in salary- and benefit-related costs of CHF 0.5 million. Additionally, there was an incremental CHF 0.4 million in share-based compensation expense, mainly driven by the higher fair value of equity awards granted in 2024.

Other operating income/(expense), net

For the year ended December 31, 2024, other operating income/(expense), net totaled CHF 0.1 million in income compared with CHF 1.5 million in income for the comparable period in 2023. This represents a decrease of CHF 1.4 million. The following table presents the other operating income/(expense), net during the years ended December 31, 2024 and 2023:

	For the Year Ended
	December 31,
In CHF thousands	2024	2023	Change
Other operating income/(expense), net	142	1,486	(1,344)
Total other operating income/(expense), net	142	1,486	(1,344)

The decrease of CHF 1.4 million in grant income primarily resulted from activities related to our MJFF awards that were completed prior to the start of the current period.

Finance result, net

For the year ended December 31, 2024, net finance result was a CHF 1.5 million gain compared with a CHF 0.6 million loss for the comparable period in 2023. This represents an increase of CHF 2.1 million. The following table presents the finance result during the years ended December 31, 2024 and 2023:

	For the Year Ended
	December 31,
In CHF thousands	2024	2023	Change
Financial income	3,196	1,044	2,152
Financial expense	(133)	(176)	43
Exchange differences	(1,598)	(1,467)	(131)
Finance result, net	1,465	(599)	2,064

The change in net finance result of CHF 2.1 million primarily related to an increase of CHF 2.2 million in financial income attributed to higher interest received on net investments in short-term financial assets, with more deposits made in 2024 compared to the previous period.

B.Liquidity and capital resources

Cash flows

Comparison of the years ended December 31, 2024 and 2023

The following table summarizes our cash flows for the periods indicated:

	For the Year Ended
	December 31,
In CHF thousands	2024	2023	Change
Net cash provided by/(used in):
Operating activities	65,842	(60,408)	126,250
Investing activities	(105,290)	65,645	(170,935)
Financing activities	(1,120)	43,250	(44,370)
Net increase/(decrease) in cash and cash equivalents	(40,568)	48,487	(89,055)

Operating activities

Net cash provided by operating activities was CHF 65.8 million for the year ended December 31, 2024 compared with net cash used in operating activities of CHF 60.4 million for the year ended December 31, 2023. The change in cash used in operating activities for the year ended December 31, 2024 was mostly due to (i) an increase of CHF 89.6 million in deferred contract revenue, resulting from the receipt of the upfront payment from our agreement with Takeda, (ii) a decrease of CHF 14.8 million in account receivable for the period, which relates to the milestone recognized from Janssen and (iii) the Company’s reporting a net loss of CHF 50.9 million for the year ended December 31, 2024 compared with net loss of CHF 54.2 million for the same period in 2023.

Investing activities

Net cash used in investing activities was CHF 105.3 million for the year ended December 31, 2024 compared with net cash provided by investing activities of CHF 65.6 million for the year ended December 31, 2023. A net amount of CHF 104.7 million of short-term financial assets was invested during the financial year ended December 31, 2024, compared to a net maturation of CHF 66.4 million of short-term financial assets in the prior period. Additionally, the Company spent CHF 0.6 million on property, plant and equipment, predominantly to enhance its laboratory and IT equipment in 2024.

Financing activities

Net cash used in financing activities was CHF 1.1 million for the year ended December 31, 2024, compared with net cash provided by financing activities of CHF 43.3 million for the year ended December 31, 2023. The decrease of CHF 44.4 million is predominantly related to prior year’s (i) CHF 41.1 million in net proceeds raised from follow-on offering and (ii) CHF 2.7 million received from proceeds from the sale of treasury shares in public offerings, net of underwriting fees and transaction costs.

Operating capital requirements and plan of operations

We do not expect to generate revenues from royalties based on product sales unless and until our collaboration partners or we obtain regulatory approval of, and successfully commercialize, our current or any future product candidates. As of December 31, 2024, we had cash and cash equivalents of CHF 36.3 million and short-term financial assets of CHF 129.2 million, resulting in CHF 165.5 million of liquidity. The increase of CHF 62.4 million relative to December 31, 2023 was predominantly related to the receipt of the upfront payment of USD 100.0 (CHF 92.3) million from Takeda as part of the exclusive option and license agreement for ACI-24.060 and the CHF 14.8 million milestone payment from Janssen for the commencement of first Phase 2b clinical study of ACI-35.030. This was partially offset by

R&D spending on our major discovery and R&D programs, the strengthening of the Company’s infrastructure, systems and organization and other operating expenditures. We believe that our existing capital resources, assuming no other milestone payment, will be sufficient to meet our projected operating requirements into Q1 2027. There can be no certainty as to the exact timing of future milestone payments, or in fact, whether any of these will ever be made, given that they are contingent on clear milestones being reached.

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

The Company currently projects CHF 1.5 million in undiscounted short-term lease obligations and CHF 4.7 million in undiscounted long-term lease obligations. Additionally, the Company projects CHF 27.3 million in short-term purchase commitments and CHF 15.7 million in long-term purchase commitments predominantly driven by R&D activities.

ATM program

Commencing in September 2020, the Company established an “at the market offering” (ATM) for the sale of up to USD 80.0 (CHF 73.0) million worth of our common shares from time to time by entering into an Open Market Sale Agreement (Sales Agreement) with Jefferies LLC (Jefferies).

In Q2 2021 and Q2 2024, we filed a new registration statement on Form F-3 and entered into a new Sales Agreement in Q2 2021 and Q3 2024 to replace and extend the ATM program.

To date, the Company has sold 2,179,434 common shares previously held as treasury shares pursuant to the previous Sales Agreement, raising USD 16.4 (CHF 14.9) million, net of underwriting fees and transaction costs. The Company did not sell any common shares held as treasury shares pursuant to the new Sales Agreement.

Comparison of the years ended December 31, 2023 and 2022

For a discussion of the financial results and condition for the fiscal year ended December 31, 2022, please refer to “Item 5. Operating and financial review and prospects—A. Operating results—Comparison of the years ended December 31, 2023 and 2022” of our Annual Report on Form 20-F for the year ended December 31, 2023 filed on March 14, 2024.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and senior management

Executive Officers, other key employees and board of directors

The following table presents information about our executive officers, other key employees, and directors and director nominees, including their ages, as of March 1, 2025. The term of each of our directors is 1 year and, accordingly, will expire at our 2025 annual shareholder meeting to be held in June 2025.

			Initial year of
Name	Position	Age	appointment
Executive Officers
Andrea Pfeifer, Ph.D.	Chief Executive Officer and Director	67	2003
Anke Post, M.D., Ph.D.	Chief Medical Officer	59	2024
Christopher Roberts	Chief Financial Officer	36	2019
Piergiorgio Donati	Chief Technical Operations Officer	54	2018
Howard Donovan	Chief Human Resources Officer	50	2022

Other Key Employees
Mark Danton	EVP Artificial Intelligence and Information Systems	61	2019
Günther Staffler, Ph.D.	SVP Immunotherapy	56	2021
Julien Rongère, Ph.D.	SVP Regulatory Affairs and Quality Assurance	47	2017
Gary Waanders, Ph.D.	SVP Investor Relations and Corporate Communications	61	2021
Matthias Maurer, Ph.D.	SVP General Counsel	43	2024
Bojana Portmann, Ph.D.	VP IP and Business Development	45	2011
Olivier Sol, M.D.	VP Head of Clinical Development	58	2016
Francesca Capotosti, Ph.D.	VP Research	44	2013

Non-Executive Directors
Douglas Williams, Ph.D.	Chair and Director	66	2018
Monika Bütler, Ph.D.	Vice Chair and Director	63	2021
Werner Lanthaler, Ph.D.	Director	56	2018
Roy Twyman, M.D.	Director	68	2019
Carl June, M.D.	Director	71	2020
Monica Shaw, M.D.	Director	46	2021

The current business addresses for our executive officers, other key employees, directors and director nominee is AC Immune SA, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland.

Executive Officers

Andrea Pfeifer, Ph.D., Co-Founder, Chief Executive Officer and Director: Andrea Pfeifer co-founded AC Immune SA in 2003, successfully leading it to an IPO in 2016, since when she has served as a Director on the Board. Under her leadership, multiple transformative partnerships have been established with leading pharmaceutical companies, yielding a potential value of up to CHF 3.3 billion plus additional royalties. She has a 30+ years track record in senior R&D and business leadership roles in the life science industry. She was the Head of Nestlé Research Centre in Lausanne, Switzerland where she played a major role in connecting science and business. Whilst at Nestlé she led the scientific development of a number of highly innovative, critically acclaimed products from laboratory to market, established the microbiome as a major cross-category product development platform and co-founded the Life Science focused Nestlé Venture Capital Fund. Prior to this she was a Visiting Fellow at the Human Carcinogenesis Branch of The National Institute of Health, Bethesda, USA. She currently serves as the Chair of Investment Fund BioMedInvest,

Basel and AB2 Bio SA, Lausanne. Dr. Pfeifer is a Non-Executive Member of the Board of Directors of E.M.S. Electro Medical Systems SA, Nyon, and is a member of the Supervisory Board of Symrise AG, Holzminden, Germany. She is also a key member of the CEOi initiative on Alzheimer’s Disease and the Davos Alzheimer’s Collaborative (DAC).

Andrea Pfeifer holds a Ph.D. in Toxicology (Cancer Research) from the University of Würzburg, Germany and is a registered Toxicologist and Pharmacist. She received her Habilitation from the University of Lausanne, Switzerland and is an Honorary Professor at the Ecole Polytechnique Fédérale de Lausanne (EPFL).

Anke Post, M.D., Ph.D., Chief Medical Officer: Anke Post joined AC Immune in September 2024 as Chief Medical Officer, bringing in-depth academic and medical knowledge in neuroscience, psychiatry and neurology. Dr. Post has more than 25 years of academic and pharmaceutical R&D experience in three major multinational pharmaceutical organizations as well as in biotech and medical device companies. She started her career at Novartis and subsequently Eli Lilly & Co., where she was responsible for a global medical group in early clinical development, and as Head of Translational Medicine in Neurology at Roche, and has held senior roles with Idorsia, UniQure and GeNeuro. Dr. Post studied medicine in Berlin, Vienna and Münster, earning her M.D. from the latter. She completed her residency and fellowship training in Psychiatry, Psychotherapy and Neurology at the Max Planck Institute of Psychiatry in Munich and received her Habilitation from the Ludwig Maximilian University in Munich.

Christopher Roberts, Chief Financial Officer: Christopher Roberts joined AC Immune in 2019 serving in various roles within the Company’s finance leadership team prior to his promotion in 2022. Previously, he worked as a Senior Manager for Ernst & Young for more than 10 years and supported the AC Immune IPO. During that time, he served high-growth life science companies in Switzerland, the San Francisco Bay Area, and the UK. Christopher Roberts is a Trustee and Treasurer of Msizi Africa, a charity dedicated to sustainably improving the lives of children in Lesotho. He is a Chartered Accountant with the Institute of Chartered Accountants in Scotland (ICAS) and holds a Bachelor of Science in Accounting, Auditing and Finance with first class honours from Lancaster University.

Piergiorgio Donati, Chief Technical Operations Officer: Piergiorgio Donati joined AC Immune in 2018 as Director, Global Program Management, becoming Chief Technical Operations Officer in 2020. He has extensive experience in R&D project management and CMC process and product development strategies, particularly in leading and planning cross-functional projects, built over a career in senior roles in the pharmaceutical and biotech industries. He has served as Head of CMC program development at Glenmark Pharmaceuticals and Biotech CMC Lead at Merck KGaA and was previously with AC Immune from 2011 to 2015 as Head of Manufacturing and Project Management. He has also held R&D positions at Abiogen, Merck Group and Serono. Piergiorgio Donati holds a degree in Analytical Chemistry from the Technical Institute G.L. Bernini.

Howard Donovan, Chief Human Resources Officer: Howard Donovan joined AC Immune in 2022 and is an internationally experienced, commercially focused leader who has competencies in all aspects of employee services, well-being, benefit design, international mobility, talent management, operations and HR business partnering. He had been at the World Economic Forum since 2015, where he led People Services and was responsible for global reward, employee experience, people insights, strategic sourcing, new office launches, and business partnering with the Board of Directors across its locations in Switzerland, United States, China, Japan and India. Howard previously worked as the in-house Global Head of Reward for Puma Energy and prior to that he held senior HR leadership roles with a strong reward focus with multinational companies, including SGS Group and Xerox Corporation.

Other key employees

Mark Danton, EVP Artificial Intelligence and Information Systems: Mark Danton is a globally recognized and experienced executive in Information Systems/Information Technology (IS/IT) with extensive experience in developing, launching and managing business-relevant IS, cybersecurity and digital technology solutions and services. He has a proven track-record of combining sound business acumen, consulting experience, strong product management, service management and business process knowledge to bring complexity to its simplest elements. Prior to joining AC Immune, he served as IS/IT Global Manager at Nestlé, driving excellence in security, risk and compliance at all locations within the multinational organization, and held a number of global roles at BT Global Services and in Dimension Data PLC.

Mark Danton holds an Executive MBA from the Business School Lausanne, graduating cum laude and as the Executive MBA Student of the Year.

Günther Staffler, Ph.D., SVP Immunotherapy: Günther Staffler joined AC Immune in 2021, bringing more than 25 years’ experience in immunology and biochemical research and establishing and managing drug development programs. He is a skilled manager of translational research with extensive knowledge and understanding of global product development in the biotech industry, with in-depth leadership, mentorship, and strategic oversight experience in drug development phases from early discovery to clinical Phase 2 with strong involvement in manufacturing operations, as well as in project and program management. Dr. Staffler joined AC Immune from Affiris, where he held increasingly senior roles and was most recently Chief Technical Officer. He previously worked at a number of biotech companies in Vienna including Biovertis and Intercell (now Valneva). Dr. Staffler holds a PhD in Biochemistry with focus on Immunology from the Medical University of Vienna.

Julien Rongère, Ph.D., SVP Regulatory Affairs and Quality Assurance: Julien Rongère joined AC Immune in July 2017, and during his career has gained specific expertise in the development of regulatory strategies for taking products from Phase 1 through to commercialization in the field of hematology/oncology and immunology/inflammation, including fast-to-market approaches, orphan drugs and pediatric development. Prior to joining AC Immune, Dr. Rongère held positions of increasing responsibility at Celgene in Switzerland, most recently as Director, Regulatory Affairs, leading the development of regulatory strategies for small molecules and CAR-T cell therapies and contributed to the development and approval of Revlimid in multiple myeloma and mantle cell lymphoma. Prior to Celgene, he served as a Regulatory Expert at Apoxis, SA in Switzerland. Dr. Rongère gained his Master’s Degree in Medical Genetics from the University of Aberdeen, UK, and holds a Ph.D. in Molecular Biology from the University of Lausanne, Switzerland.

Gary Waanders, Ph.D., SVP Investor Relations and Corporate Communications: Gary Waanders joined AC Immune in November 2021 as the Head of Investor Relations and Corporate Communications, bringing extensive international experience in investor relations and finance, with a focus in life sciences. Prior to AC Immune he was Head of Investor Relations at Medigene (Munich, Germany) from mid-2019. Before these roles, he worked from 2001 until 2019 as a Life Sciences Equity analyst for several investment banks based in London, UK, including Nomura Code Securities, KBC Peel Hunt, and Bryan, Garnier & Co. He obtained a Ph.D. in Immunology from Monash University in Melbourne, Australia, and worked as a postdoctoral fellow at the Ludwig Institute for Cancer Research in Lausanne, Switzerland. He gained an MBA with distinction from the University of Durham Business School in the UK.

Matthias Maurer, Ph.D., SVP General Counsel: Matthias Maurer is a Swiss qualified attorney with 15 years of experience in private practice and multinational companies. He is an experienced international life sciences lawyer with a track record in leading global cross-functional teams to plan, negotiate and successfully complete major strategic projects in private and public companies. He started his career working as an associate at Baker McKenzie and Homburger before specializing in healthcare. He held senior legal positions at Roche and Lonza focusing on M&A, licensing transactions, corporate matters, and venture investments, as well as research and development collaborations. Matthias Maurer holds a Doctor in Law degree from the University of Zurich, an MBA from INSEAD and is admitted to the Bar of Zurich, Switzerland.

Bojana Portmann, Ph.D., VP IP and Business Development: Bojana Portmann joined AC Immune in 2011 as Intellectual Property Manager and has held multiple roles within the IP department with increasing responsibility over the past years. During this time, she has developed significant experience in intellectual property law and management and project management, with her work at AC Immune mainly focused on creating and strengthening patent portfolios for biologicals, small molecules and liposomal technology. Since 2019, she has also led Business Development and Alliance Management, maximizing partnership opportunities and managing industry and academic partnerships. Bojana Portmann holds a Ph.D. degree from the EPFL University in Switzerland, and a LL.M. degree, Master of Intellectual Property Law and Management (MIPLM), from the CEIPI in France. She also received a M.Sc. (Dipl. Ing.) degree in Polymer and Chemical Engineering from the University of Belgrade in Serbia.

Olivier Sol, M.D., VP Head of Clinical Development: Prior to joining AC Immune, Olivier Sol was Clinical Director of Exonhit (Paris) and thereafter Medical & Regulatory Affairs Director for Diaxonhit, where he was responsible for the development and medical validation of in vitro diagnostic products in cancer, infectious diseases and Alzheimer’s disease. Olivier Sol spent his over 20 year career as a Medical Expert in several therapeutic areas with a strong focus on central nervous system diseases, within pharmaceutical companies as Janssen, UCB-Pharma, GlaxoSmithKline and Sanofi. He contributed to the clinical development of currently marketed drugs in epilepsy (topiramate and levetiracetam) and galantamine in Alzheimer’s disease. He has also gained significant experience in the field of biological biomarkers. Olivier Sol holds an M.D. from the Paris-Sud University (Paris-Saclay) with a specialization in Medical Biology.

Francesca Capotosti, Ph.D., VP Research: Francesca Capotosti joined AC Immune in 2013 and has established significant expertise in the development of innovative diagnostics and therapeutic approaches to address neurodegenerative diseases. She is responsible for AC Immune’s discovery and preclinical pipeline with a major focus on small-molecular weight compounds as therapeutic and diagnostic agents. She joined as a research scientist and has since been Team Leader and Associate Vice President and Global Project Leader, playing key roles in development of small molecules targeting Tau and a-syn, as well as AC Immune’s a-syn PET tracer program, which delivered the first tracer capable of detecting a-syn pathology in patients. Dr. Capotosti completed postdoctoral studies at the École Polytechnique Fédérale de Lausanne (EPFL), and obtained a Ph.D. in Life Sciences from the University of Lausanne in 2010.

Non-Executive Directors

Douglas Williams, Ph.D., Chair and Director: Douglas E. Williams is currently part-time Head of R&D at Manifold Bio and Kelonia Therapeutics as well as senior executive advisor at TriArm Therapeutics. He was most recently President of R&D at Sana Biotechnology, a cell therapy company. He was the Founding President, CEO and member of the Board of Directors of Codiak BioSciences from September 2015 to April 2023. He was previously Biogen’s Executive Vice President, Research and Development, serving in this role from January 2011 to July 2015. He joined Biogen from ZymoGenetics, where he was most recently CEO and member of the Board of Directors. ZymoGenetics was purchased for USD 985 million by Bristol Myers Squibb during Dr. Williams’ tenure. Previously, he held leadership positions within the biotechnology industry, including Chief Scientific Officer and Executive Vice President of Research and Development at Seattle Genetics, and Senior Vice President and Washington Site Leader at Amgen. Dr. Williams served in a series of scientific and senior leadership positions over a decade at Immunex, including Executive Vice President and Chief Technology Officer and a member of the Board of Directors. During his 30+ year career in the biotechnology industry he has played a role in the development of several novel drugs including Leukine, Enbrel, Adcetris, Tecfidera, Alprolix, Eloctate, and Spinraza. He has served on the board of more than a dozen biotechnology companies and is currently Chairman of the Boards of AC Immune and Climb Bio, and Member of the Board of Stablix and TriArm Therapeutics.

Monika Bütler, Ph.D., Vice Chair and Director: Monika Bütler is a leading Swiss economist and former Vice President of the independent Swiss Covid-19 Science Taskforce. She is a member of the Board of Directors and of the audit committees of Swiss Life Holding AG and Schindler Holding AG, where she also chairs the compensation committee. Dr. Bütler is also a member of the Board of Directors of Huber+Suhner Ltd, where she chairs the nomination and remuneration committee. Her international economic expertise is in public policy and managerial economics, including an advisory role to the World Bank and visiting appointments in the U.S., Australia and Europe. Dr. Bütler is a Vice President of the Foundation Board of the Gebert Rüf Foundation, a science and innovation foundation that supports entrepreneurial projects which are committed to achieving an impact. Monika Bütler holds a Doctorate in Economics from the University of St. Gallen, a Doctorate Honoris Causa from the University of Lucerne, and a Diploma in Mathematics/Physics from the University of Zurich.

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

Carl June, M.D., Director: Carl June is Richard W. Vague Professor in Immunotherapy, Director of the Center for Cellular Immunotherapies and Director of the Parker Institute for Cancer Immunotherapy at the Perelman School of Medicine at the University of Pennsylvania. Due to his lifelong work on lymphocyte activation, Dr. June is considered a world authority on mechanisms related to immune tolerance and adoptive immunotherapy in the fields of chronic inflammation and cancer. He and his team pioneered the groundbreaking work in immunotherapy in which patients with refractory and relapsed chronic lymphocytic leukemia are treated with genetically engineered versions of their own T cells. This CAR-T therapy approach, which trains the immune system to attack and destroy cancer cells, has opened a new era of innovative treatments and personalized medicine for cancer patients.

Dr. June is a graduate of the Naval Academy in Annapolis, USA, and Baylor College of Medicine in Houston, USA, where he received his medical degree. Dr. June also completed graduate training in immunology and malaria with Dr. Paul-Henri Lambert at the World Health Organization, Geneva, Switzerland, and post-doctoral training in transplantation biology with E. Donnell Thomas and John Hansen at the Fred Hutchinson Cancer Research Center in Seattle, USA. He has published more than 500 manuscripts and is the recipient of numerous honors and prizes.

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

Currently, Dr. Shaw is Senior Vice President, Commercial Head Cell Therapy at Bristol Myers Squibb. Prior to this she was CEO for Oncopeptides, a Swedish listed biotech company, and before that, Executive Vice President Head Region Europe, Canada, Australia, for Leo Pharma. In addition, she has previously held broad leadership roles at other leading pharmaceutical companies, including as Vice President Commercial Head Asia Pacific region at GSK/ViiV Healthcare, and Medical Director and Chief Scientific Officer UK for Novartis, in addition to previous leadership positions at Norgine, Shire and Merck KGaA. Monica Shaw holds an M.D. from the University of Oxford Medical School and is a Member of the Royal College of Physicians.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B.Compensation

Compensation of directors and executive officers

For the year ended December 31, 2024, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was CHF 8.5 million.

During the year ended December 31, 2024, the total fair value of equity awards granted to directors and executive officers was CHF 3.6 million.

The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors and executive officers amounted to a total of CHF 0.5 million in the year ended December 31, 2024.

We incorporate by reference into this Annual Report the information contained in the section “Directors and Executive Management Compensation Report” under “Item 2. C—2024 and 2023 Board Compensation” and “Item 3. C—2024 and 2023 Executive Compensation” of Exhibit 99.2 to our report on Form 6-K filed with the SEC on March 13, 2025. For the avoidance of doubt the Statutory Auditor's Report on the audit of the compensation report included in the aforementioned Form 6-K is not incorporated by reference or otherwise included in this Form 20-F.

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

2016 SOIP

At the November 15, 2016 AGM of the Company, our board of directors approved the 2016 SOIP (as amended and restated the “2016 SOIP”). In June 2019, the Board authorized, and the shareholders approved, an amendment and restatement of the 2016 SOIP to increase the maximum number of shares reserved for issuance under the 2016 SOIP. In October 2019, the Board authorized a second amendment and restatement of the 2016 SOIP (which did not require shareholder approval). As of December 31, 2024, the maximum number of shares available for issuance under the 2016 SOIP is 4,592,210 common shares. The shares available for issuance under the 2016 SOIP were initially registered with the SEC on a Form S-8 on March 8, 2017, and additional shares were registered on a Form S-8 on August 5, 2019. As of December 31, 2024, there were a total of 4,097,932 shares underlying options that were exercisable and 5,010,827 shares underlying outstanding options and 822,740 shares underlying outstanding restricted share units issued from both our Prior Plans and the 2016 SOIP.

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

Equity compensation

For the fiscal year ended December 31, 2024, the Company has granted our directors and executive officers, in the aggregate, options for the right to acquire 406,680 shares at an exercise price ranging from USD 3.39 to USD 4.23 per share, which vest either over a 1 year or 3 year period with vesting to occur quarterly or annually depending on the nature of the award. The expiration date for these options granted in 2024 is 2034. The Company also granted to our directors and executive officers a total of 557,934 restricted share units in 2024. Restricted share units granted to directors vest over a 1 year period with vesting to occur annually, depending on the nature of the award. Restricted share units granted to executive officers vest over a 1 year or 3 year period with vesting to occur quarterly or semi-annually. Please see “Note 18. Share-based compensation” for further detail.

C.Board practices

Composition of board of directors

Our board of directors is composed of seven directors. Each director is elected for a 1-year renewable term until the next Annual General Meeting (AGM). The current members of our board of directors were appointed at the AGM held on June 20, 2024 to serve until the 2025 AGM to be held in June 2025. There are currently no service contracts in effect between us and any of our directors regarding their board responsibilities.

We are a foreign private issuer. As a result, in accordance with the Nasdaq stock exchange listing requirements, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the stock exchange corporate governance requirements. For an overview of our corporate governance principles, see “Item 16G. Corporate governance.”

Board meetings

Our Board of Directors met in accordance with their respective mandate both physically, by video-conference and telephonically throughout 2024. The Board members analyzed the scientific, business, financial, organizational and legal risks of the Company based on the external factors and internal changes that could potentially impact the risks for the Company in the future.

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

D.Employees

As of December 31, 2024, we employed 172 employees, 39 of whom were part-time employees. All of our employees are based in Switzerland. 78 of our employees hold Ph.D. degrees and 64 hold M.Sc. degrees. Our 172 employees are from 27 countries. The average number of employees (calculated on full-time equivalents) in 2024 was 147.2. As of December 31, 2023 and 2022 we had 161 and 156 employees, respectively. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

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

All of our common shares have the same voting rights. The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 1, 2025 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentage of outstanding common shares is computed on the basis of 100,410,377 common shares outstanding as of March 1, 2025. Common shares that a person has the right to acquire within 60 days of March 1, 2025 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the address for each beneficial owner is AC Immune, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland.

		Shares beneficially
Shareholder	Number	owned (%)
5% Shareholders
Biotechnology Value Fund (BVF) Inc.[1]	19,522,436	19.4%
dievini Hopp BioTech holding GmbH & Co KG2	16,316,742	16.3%
Varuma AG3	11,999,999	12.0%
Affiris AG4	6,428,100	6.4%
Executive Officers and Directors
Andrea Pfeifer[5]	4,344,077	4.3%
Anke Post[6]	*	*
Piergiorgio Donati[7]	*	*
Christopher Roberts[8]	*	*
Howard Donovan[9]	*	*
Douglas Williams[10]	*	*
Monika Bütler[11]	*	*
Werner Lanthaler[12]	*	*
Roy Twyman[13]	*	*
Carl June[14]	*	*
Monica Shaw[15]	*	*
All executive officers and directors as a group (11 persons)	6,468,046	6.4%
*	Indicates beneficial ownership of less than 1% of the total issued and outstanding common shares.

1Based on information set forth in a Schedule 13G/A filed with the SEC by BVF on November 14, 2024, these shares consist of 19,522,436 shares held of record by BVF Inc. The address of BVF Inc. is 44 Montgomery St., 40th Floor, San Francisco, California 94104.

2Based on information set forth in a Schedule 13G/A filed with the SEC by dievini Hopp BioTech holding GmbH & Co KG (“dievini”) on February 10, 2023. These shares consist of 16,316,742 shares held by dievini.

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

4Based on information set forth in a Schedule 13G/A filed with the SEC by Affiris AG December 13, 2024, these shares consist of 6,428,100 shares held of record by Affiris AG. The address of Affiris AG is Karl-Farkas-Gasse 22, 1030 Vienna, Austria.

5Consists of 2,956,067 of our common shares and options to purchase 1,388,010 of our common shares exercisable within 60 days of March 1, 2025.

6Consists of 9,804 of our common shares and options to purchase 18,830 of our common shares exercisable within 60 days of March 1, 2025.

7Consists of 45,800 of our common shares and options to purchase 195,328 of our common shares exercisable within 60 days of March 1, 2025.

8Consists of 38,048 of our common shares and options to purchase 74,485 of our common shares exercisable within 60 days of March 1, 2025.

9Consists of 40,797 of our common shares and options to purchase 87,255 of our common shares exercisable within 60 days of March 1, 2025.

10Consists of 58,008 of our common shares and options to purchase 129,458 of our common shares exercisable within 60 days of March 1, 2025.

11Consists of 27,099 of our common shares and options to purchase 110,337 of our common shares exercisable within 60 days of March 1, 2025.

12Consists of 140,003 of our common shares and options to purchase 107,701 of our common shares exercisable within 60 days of March 1, 2025.

13Consists of 50,969 of our common shares and options to purchase 125,883 of our common shares exercisable within 60 days of March 1, 2025.

14Consists of 25,969 of our common shares and options to purchase 104,688 of our common shares exercisable within 60 days of March 1, 2025.

15Consists of 24,969 of our common shares and options to purchase 107,682 of our common shares exercisable within 60 days of March 1, 2025.

Holders

As of March 1, 2025, we had approximately 250 shareholders of record of our common shares. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust or by other entities.

Significant changes in ownership by major shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of our IPO. Prior to our IPO in September 2016, our principal shareholders were dievini Hopp BioTech holding GmbH & Co KG and Varuma AG, which held shares representing 36.5% and 23.1%, respectively.

As of March 1, 2025, dievini Hopp BioTech holding GmbH & Co KG and Varuma AG held 16.3% and 12.0% of our outstanding common shares, respectively. BVF Inc. increased its holdings from 14.7% to 19.4% of our outstanding common shares in 2024. Affiris became major shareholder in 2021 and owns 6.4% of our outstanding common shares as of March 1, 2025.

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

B.Memorandum and articles of association

We incorporate by reference into this annual report on Form 20-F the description of our Articles of Association incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-3/A, filed with the SEC on July 26, 2024.

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

We are entitled under Swiss laws to carry forward any losses incurred for a period of 7 years and can offset our losses carried forward against future taxes. As of December 31, 2024, we had tax loss carry-forwards totaling CHF 343.6 million (provisional amount; tax loss is definitively recognized by Swiss tax authorities once set-off against taxable income). There is no certainty that we will make sufficient profits to be able to utilize these tax loss carry-forwards in full.

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

Additional tax considerations associated with our ATM program

As of December 31, 2024, the Company held in total 10,899,773 fully paid-in treasury shares as part of its ATM offerings. These shares were established via three tranches (one in September 2020, one in September 2021 and one in June 2024, respectively). Under present Swiss tax laws, repurchases of shares for the purposes of cancellation are treated as a partial liquidation and are subject to 35% Swiss withholding tax on the difference between the repurchase price and the nominal value of the shares except, since January 1, 2011, to the extent these are booked against the reserves from capital contributions confirmed by the Swiss Federal Tax Administration (apports de capital) if any. No partial liquidation treatment applies and no withholding tax is triggered if the shares are not repurchased for cancellation but held by the Company as treasury shares, provided the limitations imposed by corporate law are respected (the nominal value of such shares does not exceed 10% of the outstanding share capital and the purchase price is covered by freely disposable equity). However, regarding the above-mentioned 10,899,773 treasury shares and given the specificities of the ATM offering, the Company sought and obtained a tax ruling for the two first tranches from the Swiss Federal Tax Administration confirming that their acquisition by the Company did not constitute a direct partial liquidation and therefore does not trigger withholding tax. Further, the Company has obtained a tax ruling from the concerned Cantonal Tax Authority at its place of incorporation, to obtain confirmation that the placement of these treasury shares related to the two first tranches for a subscription price superior to their nominal value will not trigger any corporate income tax for the Company.

As of December 31, 2024, 2,806,613 shares from the first tranche have not been sold and are still recorded as treasury shares. In addition, 2,393,160 fully paid in treasury shares issued as part of second tranche, and 5,700,000 fully paid in treasury shares issued as part of the third tranche for the ATM for future subscription (or, possibly, as part of a future share-dividend program, should the Company become profitable and have enough earnings carried forward to cover such distribution) have not been sold and are still recorded as treasury shares as of December 31, 2024. The shares linked to the two first tranches are covered by the above-mentioned tax rulings (i.e. their acquisition does not trigger any withholding tax and their placement will not trigger any corporate income tax). The Company sought confirmation from the Cantonal Tax Authority at its place of incorporation that the same previous tax ruling remains valid and covers the third tranche as well. Based on the cantonal confirmation the company will assess with its tax advisors whether a confirmation should also be obtained from the Federal Tax Authority.

Material U.S. federal income tax considerations for U.S. Holders

The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our common shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to own common shares.

This discussion applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including minimum tax consequences, the potential application of the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

In addition, we currently hold, and expect to continue to hold, a substantial amount of passive assets, including cash. Therefore, our PFIC status for any taxable year will depend on the value of our intangible assets. We have not obtained, and do not intend to obtain, valuations of our goodwill and other intangible assets. However, the average value of our assets (including goodwill and other intangible assets) for any taxable year may be determined, in large part, by reference to our market capitalization, which has fluctuated substantially over time and may continue to be volatile. Due to the volatility of our market capitalization, we may be a PFIC under the asset test for any taxable year if our cash and other passive assets constitute 50% or more of the value of our total assets (including goodwill and other intangibles).

Although we have not obtained valuations of our assets (including goodwill and other intangibles) for 2024 and thus are not in a position to make a definitive determination regarding whether we were a PFIC for 2024, based on the composition of our income and assets during 2024 and the estimated value of our assets (which is based on our average market capitalization during 2024), we believe that we were likely not a PFIC for 2024. However, for the reasons described above there can be no assurance that the IRS will agree. Because our PFIC status is a factual annual determination that can be determined only after the end of the relevant taxable year, we cannot express a view regarding our PFIC status for 2025 or any future taxable year.

As discussed in our Annual Reports on Form 20-F for 2019, 2020 and 2022, we were likely a PFIC for these years. If we were a PFIC for 2019, 2020 or 2022, or any other taxable year, under a rule commonly referred to as the “once a PFIC always a PFIC” rule, we generally will continue to be treated as a PFIC with respect to a U.S. Holder who owned our common shares during any portion of such years, even if we are not a PFIC for any subsequent taxable year, unless the U.S. Holder makes a “deemed sale” election with respect to our common shares. As a result of this election, the U.S. Holder (i) may recognize gain subject to the PFIC anti-deferral rules described below, (ii) will have additional tax basis in the common shares to the extent of any gain recognized in the deemed sale, and (iii) solely for purposes of the PFIC rules, will have a new holding period for the common shares. U.S. Holders are urged to consult their tax advisers regarding the potential application of the deemed sale election rules to their particular circumstances and the advisability of making a deemed sale election in light of the uncertainty regarding our PFIC status for the current or future taxable years, as described below.

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

A U.S. Holder may be able to avoid the rules described above by making a timely mark-to-market election with respect to the common shares, provided that the common shares are regularly traded on Nasdaq or any other qualified exchange. If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year in which we are a PFIC over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes this election, the U.S. Holder’s tax basis in the common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of common shares in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss).

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

Dividends will be foreign-source income. The amount of dividend income will include any amounts withheld by us in respect of Swiss income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Swiss income taxes withheld from dividends on our common shares (at a rate not exceeding the applicable Treaty rate in the case of U.S. Holders eligible for Treaty benefits) may be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Swiss income tax system meets this requirement. The IRS has released notices which provide relief from certain of the Treasury regulations’ requirements for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders should consult their tax advisers regarding the creditability of any Swiss taxes in their particular circumstances (including the U.S. Holder’s eligibility for Treaty benefits). In lieu of claiming a credit, U.S. Holders may be able to elect to deduct any Swiss income taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all otherwise creditable non-U.S. taxes paid or accrued in the taxable year.

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

Additionally, our articles of association, this Annual Report, the annual business report, the compensation report, the auditors' report and any other reports that require shareholder approval shall be published on our website at least 20 days prior to the date of the annual shareholder meeting.

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

Market risk

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has the policy of matching its cash holdings to the currency structure of its expenses. As of December 31, 2024, the Company holds approximately 57% of its overall cash and cash equivalents balance in CHF with the remainder predominantly in USD and EUR (see “Note 7. Cash and cash equivalents and short-term financial assets” of the consolidated financial statements). The Company holds almost 70% of its liquidity (cash and cash equivalents plus short-term financial assets) in CHF.

We have a number of collaboration agreements for which the upfront payments, milestone payments and future royalty payments are not denominated in Swiss Francs, our reporting currency. Furthermore, many of our research and development activities are subcontracted to parties outside of Switzerland and we purchase materials from suppliers outside of Switzerland. As a result, we are exposed to foreign exchange risk. Approximately 38% of our total costs are incurred in currencies other than the Swiss Franc. Due to the size of some of the income received from collaboration agreements and also the high percentage of our costs indirectly being in foreign currencies, a hypothetical 10% change in exchange rates relative to the Swiss Franc could have a material impact on our consolidated financial statements.

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

Credit risk

The Company maintains a formal treasury risk and investment management policy to limit counterparty credit risk. As of December 31, 2024, the Company’s cash and cash equivalents and short-term financial assets are held with six financial institutions, each with a high credit rating assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Receivables are fully performing, not past due and not impaired (see “Note 7. Cash and cash equivalents and short-term financial assets” and “Note 10. Other current receivables”).

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

Based on the Company’s current liquidity position, comprised of cash and cash equivalents and short-term financial assets, the Company is financed into Q1 2027, assuming no other milestone payments.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.Disclosure controls and procedures

As of December 31, 2024, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2024.

C.Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers SA, an independent registered public accounting firm. Their report is included on page F-2. PricewaterhouseCoopers SA (PwC) is a member of the Chamber of Public Accountants, Lausanne, Switzerland.

D.Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal accountant fees and services

	For the Year Ended
	December 31,
In CHF thousands	2024	2023
Audit fees	725	763
Audit-related fees	9	20
Total fees	734	783

For the year ended December 31, 2024, PwC was the Company’s auditor for the IFRS and statutory accounts. At the ordinary Annual General Meeting on June 20, 2024, the shareholders appointed PwC as the Company’s auditor for a term of office of 1 year.

Audit fees include fees for audit services primarily related to the audit of the statutory financial statements and to the integrated audit of (i) our annual consolidated financial statements and our internal control over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act of 2002, (ii) the review of our quarterly condensed consolidated financial statements, (iii) comfort letters, consents and assistance with and review of documents relating to our securities offerings, including our registration statement on Form F-3 related to our follow-on shelf registration in Q1 2024 and its amendment in Q3 2024 and (iv) other accounting and financial reporting consultation billed as audit fees or necessary to comply with the standards of the Public Company Accounting Oversight Board (United States).

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

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

In 2024, no purchases of our equity securities were made by or on behalf of AC Immune SA or any affiliated purchaser.

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

ITEM 16I. Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

ITEM 16J. Insider trading policies

The Company has an insider trading policy in place, which governs the purchase, sale, and other dispositions of our securities, by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the insider trading policy is attached as Exhibit 11.1 to this Annual Report.

ITEM 16K. Cybersecurity

To more effectively protect against, detect and respond to cybersecurity threats, the Company maintains a cybersecurity risk management program, which is supervised by our EVP Artificial Intelligence and Information Systems, whose team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture and processes. The Company’s EVP Artificial Intelligence and Information Systems and his team possess expertise with cybersecurity, as demonstrated by prior work experience. The Company has designed its cybersecurity program based on the COBIT 2019 framework (and other certain industry standards) with the aim of protecting our networks, applications and systems and the confidentiality of sensitive information maintained as part of our business operations as well as securing our resources against cybersecurity threats. A breach, compromise or other security incident involving such information and resources could have a material impact on the Company’s operations.

The goal of our cybersecurity program is to design, implement and maintain effective operational risk techniques and strategies, protect intellectual property and other proprietary and sensitive information, including personal information, minimize operational and fraud losses, and enhance our overall performance. As part of our cybersecurity program, we utilize security monitoring capabilities that alert us of suspicious activity, supported by an incident response program that is designed to support our ability to restore critical business operations in a controlled and step-wise manner. The Company also has procedures for evaluating the privacy, data protection and information security practices of our third-party service providers that provide us with IT services or that otherwise have access to our systems or our confidential or sensitive data. Additionally, we continually evaluate our internal systems, processes and controls to identify potential vulnerabilities, mitigate potential loss from cyber-attacks and also engage third-party security experts for risk assessment and system enhancements.

Furthermore, our cybersecurity program is focused on companywide awareness geared toward enabling our employees and other key personnel to effectively handle the ever-increasing threat vectors such as phishing and other sophisticated social engineering attacks. Our management takes the position that cybersecurity is owned companywide as a collective team, not just by the EVP Artificial Intelligence and Information Systems. Our security awareness program focuses on improving awareness through training, including realistic phishing simulation campaigns. Our key areas of focus in 2025 and beyond will include requiring further training for employees that fail simulated phishing campaigns and encouraging our employees to report any suspicious activity they encounter.

Our Board of Directors has overall oversight responsibility for our overall enterprise risk management, including cybersecurity risks and threats, and the EVP Artificial Intelligence and Information Systems reports to the Board of Directors at least annually on such cybersecurity risks or threats as well as current trends and developments within the cybersecurity landscape.

Finally, the EVP Artificial Intelligence and Information Systems is also a member of the Company’s SOX Committee, which drives awareness, ownership and alignment across broad governance and risk stakeholder groups for effective cybersecurity risk management and reporting.

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

ITEM 19. Exhibits

(a) The following documents are filed as part of Annual Report on Form 20-F:

3.1

Articles of Association of AC Immune SA dated June 21, 2024 (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-3/A (File No. 333-277940) filed with the SEC on July 26, 2024)

4.1

Research Collaboration and License Agreement between AC Immune SA Corporation and Genentech, Inc. dated November 6, 2006 (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)

4.2

Amendment to the Research Collaboration and License Agreement between AC Immune SA Corporation and Genentech, Inc. dated May 7, 2015 (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)

4.3

Research Collaboration and License Agreement between AC Immune SA Corporation and Genentech, Inc. dated June 15, 2012 (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)

4.4

License and Collaboration Agreement between Piramal Imaging Ltd., Piramal Imaging SA and AC Immune SA, dated May 9, 2014 (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)

4.5

License, Development and Commercialization Agreement between Janssen Pharmaceuticals, Inc. and AC Immune SA, dated December 24, 2014 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)

4.6	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F (File No. 001-37891) filed with the SEC on March 16, 2023)
4.7	AC Immune SA 2013 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-211714) filed with the SEC on May 31, 2016)
4.8

AC Immune SA 2016 Stock Option and Incentive Plan, As Amended and Restated as of June 28, 2019 (incorporated herein by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8, filed with the SEC on August 5, 2019)

4.9

License Agreement between AC Immune SA and Eli Lilly and Company, dated December 11, 2018 (incorporated herein by reference to Exhibit 4.14 to the Amendment No. 1 to the Company’s Annual Report on Form 20-F/A, filed with the SEC on April 19, 2019)

4.10

Convertible Note Agreement between AC Immune SA and Eli Lilly and Company, dated December 11, 2018 (incorporated herein by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 21, 2019)

4.11

First Amendment to License Agreement between AC Immune SA and Eli Lilly and Company, dated September 19, 2019 (incorporated herein by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the SEC on September 20, 2019)

4.12

Second Amendment to License Agreement between AC Immune SA and Eli Lilly and Company, dated March 20, 2020 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K (File No. 001-37891) filed with the SEC on March 23, 2020)

4.13

Open Market Sale Agreement, dated as of May 5, 2021, between AC Immune SA and Jefferies LLC (incorporated herein by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K (File No. 001-37891) filed with the SEC on May 5, 2021)

4.14

Asset Purchase and Contribution in Kind Agreement, dated as of July 26, 2021, between AC Immune SA and Affiris AG (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K (File No. 001-37891) filed with the SEC on August 4, 2021)

4.15

Convertible Note Agreement, dated as of July 26, 2021, between AC Immune SA and Santo Venture GmbH (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K (File No. 001-37891) filed with the SEC on August 4, 2021)

4.16

Convertible Note Agreement, dated as of July 26, 2021, between AC Immune SA and FCPB Affi GmbH (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 6-K (File No. 001-37891) filed with the SEC on August 4, 2021)

4.17

Option and License Agreement, dated as of May 13, 2024, between AC Immune SA and Takeda Pharmaceutical Company Limited (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 6-K (File No. 001-37891) filed with the SEC on August 6, 2024)

4.18

Open Market Sale Agreement, dated as of August 6, 2024, between AC Immune SA and Jefferies LLC (incorporated herein by reference to Exhibit 1.1 to the Company's Current Report on Form 6-K (File No. 001-37891) filed with the SEC on August 6, 2024)

4.19*	Description of Securities
8.1*	List of subsidiaries
11.1*	Statement of Policy Concerning Trading in Company Securities
12.1*	Certification of Andrea Pfeifer pursuant to 17 CFR 240.13a-14(a)
12.2*	Certification of Christopher Roberts pursuant to 17 CFR 240.13a-14(a)
13.1*	Certification of Andrea Pfeifer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
13.2*	Certification of Christopher Roberts pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
15.1*	Consent of PricewaterhouseCoopers SA
97.1	Compensation Recoupment Policy, dated as of October 6, 2023 (incorporated herein by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20 F, filed with the SEC on March 14, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
*	Filed herewith

(b) Financial Statement Schedules

None.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AC IMMUNE SA
Date: March 13, 2025
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

Audited consolidated financial statements — AC IMMUNE SA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AC Immune SA

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of AC Immune SA and its subsidiary (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income/(loss), of comprehensive income/(loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Intangible asset – valuation

As described in Note 6 to the consolidated financial statements, the Company has CHF 50.4 million of an in-process research and development (IPR&D) intangible asset as of December 31, 2024. The asset is not ready for use until the asset obtains market approval. Therefore, in accordance with IAS 36 ‘Impairment of asset’, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The significant assumptions used in the model include anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate used to discount future cash flows. The Company’s valuation model calculates the risk-adjusted, net cash flows through the period of market exclusivity across target sales regions.

The principal considerations for our determination that performing procedures relating to the intangible asset – valuation is a critical audit matter are (i) the significant judgment by management when determining the value of the intangible asset; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence obtained related to the valuation of the intangible asset and management’s assumptions related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate used to discount future cash flows and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s valuation of the intangible asset. These procedures also included, among others, (i) testing management’s process for developing the fair value estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate. Evaluating management’s assumptions related to anticipated research and development costs, anticipated costs of goods and sales and market expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, involved evaluating whether the assumption used by management were reasonable considering (i) the consistency with market and industry data; and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumption.

/s/ PricewaterhouseCoopers SA

Pully, Switzerland

March 13, 2025

We have served as the Company’s auditor since 2018.

Consolidated Financial Statements (IFRS Accounting Standards)

AC Immune SA

Consolidated Balance Sheets

(In CHF thousands)

		As of
		December 31,
	Note	2024	2023
Assets
Non-current assets
Property, plant and equipment	4	2,651	3,376
Right-of-use assets	5	5,437	3,508
Intangible asset	6	50,416	50,416
Long-term financial assets	5	415	361
Total non-current assets		58,919	57,661

Current assets
Prepaid expenses	8	4,302	6,437
Accrued income	8/13	1,099	246
Other current receivables	10	1,104	622
Accounts receivable	9	—	14,800
Short-term financial assets	7	129,214	24,554
Cash and cash equivalents	7	36,275	78,494
Total current assets		171,994	125,153
Total assets		230,913	182,814

Shareholders' equity and liabilities

Shareholders’ equity
Share capital	11	2,226	2,089
Share premium	11	478,506	474,907
Treasury shares	11	(218)	(105)
Currency translation differences		(5)	(51)
Accumulated losses		(368,239)	(316,197)
Total shareholders’ equity		112,270	160,643

Non-current liabilities
Long-term deferred contract revenue	13	4,560	—
Long-term lease liabilities	5	4,401	2,825
Net employee defined benefit liabilities	17	8,844	5,770
Total non-current liabilities		17,805	8,595

Current liabilities
Trade and other payables	12	2,658	1,679
Accrued expenses	12	12,098	11,087
Short-term deferred income	13	—	138
Short-term deferred contract revenue	13	85,056	—
Short-term lease liabilities	5	1,026	672
Total current liabilities		100,838	13,576
Total liabilities		118,643	22,171
Total shareholders’ equity and liabilities		230,913	182,814

The accompanying notes are an integral part of these consolidated financial statements.

AC Immune SA

Consolidated Statements of Income/(Loss)

(In CHF thousands, except for per-share data)

		For the Year Ended
		December 31,
	Note	2024	2023	2022
Revenue
Contract revenue	13	27,309	14,801	3,935
Total revenue		27,309	14,801	3,935

Operating expenses
Research & development expenses	14	(62,570)	(54,606)	(60,336)
General & administrative expenses	14	(17,259)	(15,305)	(15,789)
Other operating income/(expense), net	13.2	142	1,486	1,343
Total operating expenses		(79,687)	(68,425)	(74,782)
Operating loss		(52,378)	(53,624)	(70,847)

Financial income	14	3,196	1,044	69
Financial expense	14	(133)	(176)	(355)
Exchange differences	14	(1,598)	(1,467)	393
Finance result, net		1,465	(599)	107

Loss before tax		(50,913)	(54,223)	(70,740)
Income tax expense	16	(3)	(10)	(13)
Loss for the period		(50,916)	(54,233)	(70,753)

Loss per share:
Basic and diluted loss for the period attributable to equity holders	20	(0.51)	(0.64)	(0.85)

Consolidated Statements of Comprehensive Income/(Loss)

(In CHF thousands)

		For the Year Ended
		December 31,
	Note	2024	2023	2022
Loss for the period		(50,916)	(54,233)	(70,753)
Items that may be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences		46	(61)	10
Items that will not to be reclassified to income or loss in subsequent periods (net of tax):
Remeasurement gains/(losses) on defined-benefit plans (net of tax)	17	(3,084)	(1,669)	4,426
Other comprehensive income/(loss)		(3,038)	(1,730)	4,436
Total comprehensive loss, net of tax		(53,954)	(55,963)	(66,317)

The accompanying notes are an integral part of these consolidated financial statements.

AC Immune SA

Consolidated Statements of Changes in Equity

(In CHF thousands)

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2022		1,794	431,251	(124)	(200,942)	—	231,979
Loss for the period		—	—	—	(70,753)	—	(70,753)
Other comprehensive income	17	—	—	—	4,426	10	4,436
Total comprehensive loss		—	—	—	(66,327)	10	(66,317)

Share-based payments	18	—	—	—	3,330	—	3,330
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	11	—	(8)	0	—	—	(8)
Issuance of shares, net of transaction costs:
Restricted share awards	18	0	76	—	(76)	—	0
Exercise of options	18	3	4	—	—	—	7
Balance as of December 31, 2022		1,797	431,323	(124)	(264,015)	10	168,991

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2023		1,797	431,323	(124)	(264,015)	10	168,991
Loss for the period		—	—	—	(54,233)	—	(54,233)
Other comprehensive loss	17	—	—	—	(1,669)	(61)	(1,730)
Total comprehensive loss		—	—	—	(55,902)	(61)	(55,963)

Share-based payments	18	—	—	—	4,365	—	4,365
Proceeds from public offerings, net of underwriting fees, transaction costs and stamp duty	11	286	40,249	—	—	—	40,535
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	11	—	2,631	19	—	—	2,650
Issuance of shares, net of transaction costs:
Restricted share awards	18	5	645	—	(645)	—	5
Exercise of options	18	1	59	—	—	—	60
Balance as of December 31, 2023		2,089	474,907	(105)	(316,197)	(51)	160,643

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2024		2,089	474,907	(105)	(316,197)	(51)	160,643
Loss for the period		—	—	—	(50,916)	—	(50,916)
Other comprehensive income/(loss)	17	—	—	—	(3,084)	46	(3,038)
Total comprehensive loss		—	—	—	(54,000)	46	(53,954)

Share-based payments	18	—	—	—	5,470	—	5,470
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	11	—	103	1	—	—	104
Issuance of shares to be held as treasury shares	11	114	—	(114)	—	—	—
Issuance of shares, net of transaction costs:
Restricted share awards	18	23	3,489	—	(3,512)	—	—
Exercise of options	18	0	7	—	—	—	7
Balance as of December 31, 2024		2,226	478,506	(218)	(368,239)	(5)	112,270

The accompanying notes are an integral part of these consolidated financial statements.

AC Immune SA

Consolidated Statements of Cash Flows

(In CHF thousands)

	For the Year Ended
	December 31,
	Note	2024	2023	2022
Operating activities
Loss for the period		(50,916)	(54,233)	(70,753)
Adjustments to reconcile net loss for the period to net cash flows:
Depreciation of property, plant and equipment	4	1,485	1,672	1,793
Depreciation of right-of-use assets	5	677	543	566
Finance (income)/expense, net	14	57	922	(559)
Share-based compensation expense	18	5,470	4,365	3,330
Change in net employee defined benefit liability	17	(10)	888	541
Interest expense	5/14	131	176	355
Changes in working capital:
(Increase)/decrease in prepaid expenses	8	2,135	(1,748)	(1,718)
(Increase)/decrease in accrued income	8	(853)	162	567
(Increase)/decrease in accounts receivable	9	14,800	(14,800)	—
(Increase)/decrease in other current receivables	10	(396)	(232)	36
(Decrease)/increase in accrued expenses	12	1,373	1,137	(6,114)
(Decrease)/increase in deferred contract revenue, short-term	13	85,056	—	—
(Decrease)/increase in deferred income	13	(138)	(449)	(130)
(Decrease)/increase in trade and other payables	12	977	770	(1,073)
(Decrease)/increase in deferred contract revenue, long-term	13	4,560	—	—
Cash provided by/(used in) operating activities		64,408	(60,827)	(73,159)
Interest received	14	1,563	595	69
Interest paid	5/14	(113)	(163)	(470)
Finance expenses paid	14	(16)	(13)	(8)
Net cash flows provided by/(used in) operating activities		65,842	(60,408)	(73,568)

Investing activities
Short-term financial assets, net	7	(104,660)	66,446	25,000
Purchases of property, plant and equipment	4	(576)	(801)	(1,239)
Rental deposits	5	(54)	—	2
Net cash flows provided by/(used in) investing activities		(105,290)	65,645	23,763

Financing activities
Proceeds from public offerings of common shares, net of underwriting fees and transaction costs	11	—	41,056	—
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	11	104	2,677	(8)
Proceeds from issuance of common shares – equity plan, net of transaction costs	11	7	65	7
Transaction costs and stamp duty associated with the public offerings of common shares previously recorded in Accrued expenses	11	(521)	—	—
Transaction costs associated with the sale of treasury shares in public offering previously recorded in Accrued expenses	11	(27)	—	—
Principal payments of lease obligations	5	(683)	(548)	(569)
Transaction costs associated with issuance of shares in relation to asset acquisition previously recorded in Accrued expenses		—	—	(776)
Net cash flows (used in)/provided by financing activities		(1,120)	43,250	(1,346)

Net increase/(decrease) in cash and cash equivalents		(40,568)	48,487	(51,151)

Cash and cash equivalents at January 1		78,494	31,586	82,216
Exchange gain/(loss) on cash and cash equivalents		(1,651)	(1,579)	521
Cash and cash equivalents at December 31		36,275	78,494	31,586

Net increase/(decrease) in cash and cash equivalents		(40,568)	48,487	(51,151)

Supplemental non-cash activity
Capital expenditures in Trade and other payables or Accrued expenses	4	184	—	—
Transaction costs and stamp duty associated with the public offerings of common shares recorded in Accrued expenses	11	—	521	—
Transaction costs associated with the sale of treasury shares in public offering recorded in Accrued expenses	11	—	27	—

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

2.Basis of preparation

Going concern

The Company believes that it will be able to meet all of its obligations as they fall due for at least 12 months from the filing date of this Form 20-F, after considering the Company’s cash position of CHF 36.3 million and short-term financial assets of CHF 129.2 million as of December 31, 2024. Hence, these consolidated financial statements have been prepared on a going-concern basis.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from option, license and collaboration agreements (OLCAs) and grants. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed and our ability to raise additional capital as needed. These risks may require us to take certain measures such as delaying, reducing or eliminating certain programs. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel and (v) acquire capital to support its operations.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were approved for issue by the Board of Directors on March 12, 2025.

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

The following exchange rates have been used for the translation of the financial statements of AC Immune USA:

	For the Year Ended
	December 31,
	2024	2023	2022
CHF/USD
Closing rate, USD 1	0.912	0.851	0.933
Weighted average exchange rate, USD 1	0.889	0.908	0.965

The results and financial position of AC Immune USA are translated into the presentation currency as follows:

i.	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
ii.	income and expenses for each statement of income/(loss) are translated at average exchange rates; and
iii.	all resulting exchange differences are recognized in other comprehensive income/(loss), within cumulative translation differences.

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

Current vs. non-current classification

The Company presents assets and liabilities in the consolidated balance sheets based on a current/non-current classification. The Company classifies as current all amounts (assets) that are to be realized within 12 months after the reporting period and classifies as non-current all other amounts (assets). For liabilities, in accordance with IAS 1, any amounts expected to be settled within 12 months after the reporting period are classified as current if the Company does not have the right to defer settlement for at least 12 months after the reporting period - all other amounts (liabilities) are classified as non-current.

Revenue recognition

The Company applies IFRS 15 Revenue from Contracts with Customers. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, certain collaboration arrangements and financial instruments. Under IFRS 15, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of IFRS 15, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applies the five-step model to contracts only when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, the Company assesses the goods or services promised within each contract, and determines those that are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company enters into OLCAs which are within the scope of IFRS 15, under which it licenses certain rights to its product candidates and intellectual property to third parties. The terms of these arrangements typically include payment to the Company of one or more of the following: non-refundable, upfront license fees, development, regulatory and/or commercial milestone payments; payments for research and clinical services the Company provides through either its full-time employees or third-party vendors, and royalties on net sales of licensed products commercialized from the Company’s intellectual property. Each of these payments results in license, collaboration and other revenues, which are classified as contract revenue on the consolidated statements of income/(loss).

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

Contract balances

The Company receives payments and determines credit terms from its customers for its various performance obligations based on billing schedules established in each contract. The timing of revenue recognition, billings and cash collections results in billed other current receivables, accrued income (contract assets), and deferred income (contract liabilities) on the consolidated balance sheets. Amounts are recorded as accounts receivable when the Company’s right to consideration is unconditional. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the licensees and the transfer of the promised goods or services to the licensees will be 1 year or less.

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

At inception, the right-of-use asset comprises the initial lease liability and any initial direct costs. The right-of-use asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability performed on as certain potential triggering events may arise (e.g. lease modifications). When the lease liability is re-

measured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

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

We estimate the fair value of restricted share units using the market value of the common shares on the date of the award. We classify our share-based payments as equity-classified awards as they are settled in common shares. We measure equity-classified awards at their grant date fair value and do not subsequently re-measure them. Compensation costs related to equity-classified awards are equal to the fair value of the award at grant date amortized over the vesting period of the award using the graded method. We reclassify that portion of vested awards to share capital and share premium as the awards vest.

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

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Although the Company has substantial tax loss carry-forwards, historically, due to the fact that the Company had limited certainty on the achievement of key milestones, it has not recognized any deferred tax assets because it’s more likely than not that it will not be recovered.

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

Critical judgments and accounting estimates

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on OLCAs, (ii) clinical development accruals, (iii) net employee defined benefit liability, (iv) share-based compensation, (v) right-of-use assets and lease liabilities and (vi) our IPR&D asset. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

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

Accounting policies, standards, interpretations and amendments adopted by the Company

As of January 1, 2024 the amendments to paragraphs 69 to 76 of IAS 1, Presentation of Financial Statements (IAS 1), as issued by the IASB became effective. The Company assessed the changes to the accounting standard and determined the amendments had an immaterial impact on the Company’s financial statements.

There are no other new IFRS standards, amendments or interpretations that are mandatory as of January 1, 2024 that are relevant to the Company.

New standards that are not yet effective

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (IFRS 18). The new standard on presentation and disclosure in the financial statements will change the structure of the statement of profit or loss, require disclosures for certain profit or loss performance measure that are reported outside of the financial statements, and will enhance principles on aggregation and disaggregation within the notes to the financial statements. It also establishes a new starting point and revised requirements for interest and dividends in the statement of cash flows. This new standard will be effective for annual and interim reporting periods beginning on January 1, 2027 and will require retrospective application. The Company is currently evaluating the new standard to determine how it will impact the presentation and disclosure in its financial statements.

4.Property, plant and equipment

The following tables show the movements in the net book values of property, plant and equipment for the years ended December 31, 2024 and 2023, respectively:

	As of December 31, 2024
		IT	Laboratory	Leasehold	Assets under
In CHF thousands	Furniture	equipment	equipment	improvements	construction	Total
Acquisition cost:
Balance at December 31, 2023	309	2,168	10,233	1,662	—	14,372
Additions	24	219	316	201	—	760
Disposals	—	—	(13)	—	—	(13)
Balance at December 31, 2024	333	2,387	10,536	1,863	—	15,119

Accumulated depreciation:
Balance at December 31, 2023	(212)	(1,851)	(8,101)	(832)	—	(10,996)
Depreciation expenses	(46)	(205)	(965)	(269)	—	(1,485)
Disposals	—	—	13	—	—	13
Balance at December 31, 2024	(258)	(2,056)	(9,053)	(1,101)	—	(12,468)

Carrying amount:
December 31, 2023	97	317	2,132	830	—	3,376
December 31, 2024	75	331	1,483	762	—	2,651

	As of December 31, 2023
		IT	Laboratory	Leasehold	Assets under
In CHF thousands	Furniture	equipment	equipment	improvements	construction	Total
Acquisition cost:
Balance at December 31, 2022	285	1,909	9,765	1,640	3	13,602
Additions	24	278	468	31	—	801
Disposals	—	(19)	—	(12)	—	(31)
Transfers	—	—	—	3	(3)	—
Balance at December 31, 2023	309	2,168	10,233	1,662	—	14,372

Accumulated depreciation:
Balance at December 31, 2022	(159)	(1,599)	(7,017)	(568)	—	(9,343)
Depreciation expenses	(53)	(271)	(1,084)	(264)	—	(1,672)
Disposals	—	19	—	—	—	19
Balance at December 31, 2023	(212)	(1,851)	(8,101)	(832)	—	(10,996)

Carrying amount:
December 31, 2022	126	310	2,748	1,072	3	4,259
December 31, 2023	97	317	2,132	830	—	3,376

For the years ended December 31, 2024, 2023 and 2022, the Company incurred CHF 1.5 million, CHF 1.7 million and CHF 1.8 million in depreciation expenses, respectively.

5.Right-of-use assets, long-term financial assets and lease liabilities

The Company recognized additions and reassessment of right-of-use of leased assets for buildings or for office equipment totaling CHF 2.6 million and CHF 1.2 million for the years ended December 31, 2024 and 2023, respectively. In 2024 and in 2023, these increases are predominantly associated with a new lease and the reassessment of our existing leased office space.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates as of December 31, 2024 are 3.5% (3.5% for 2023) for buildings, 3.3% (5.3% for 2023) for office equipment and 7.2% (2.6% for 2023) for IT equipment.

The following tables show the movements in the net book values of right-of-use of leased assets for the years ended December 31, 2024 and 2023, respectively:

		Office	IT
In CHF thousands	Buildings	equipment	equipment	Total
Balance as of December 31, 2023	3,446	50	12	3,508
Additions and reassessment	2,516	64	26	2,606
Depreciation	(642)	(23)	(12)	(677)
Balance as of December 31, 2024	5,320	91	26	5,437

		Office	IT
In CHF thousands	Buildings	equipment	equipment	Total
Balance as of December 31, 2022	2,708	74	26	2,808
Additions and reassessment	1,243	—	—	1,243
Depreciation	(505)	(24)	(14)	(543)
Balance as of December 31, 2023	3,446	50	12	3,508

For the years ended December 31, 2024, and 2023, the impact on the Company’s consolidated statements of income/(loss) and consolidated statements of cash flows is detailed in the table below.

	For the Year Ended
	December 31,
In CHF thousands	2024	2023
Statements of income/(loss)
Depreciation of right-of-use assets	677	543
Interest expense on lease liabilities	113	90
Expense for short-term leases and leases of low value	752	793
Total	1,542	1,426

Statements of cash flows
Total cash outflow for leases	1,549	1,431

The following table presents the contractual undiscounted cash flows for lease liabilities as of December 31, 2024 and 2023:

	As of
	December 31,
In CHF thousands	2024	2023
Less than one year	1,200	784
1-3 years	2,372	1,526
3-5 years	2,352	1,505
Total	5,924	3,815

The Company also has two deposits in escrow accounts totaling CHF 0.4 million for the lease of the Company’s premises as of December 31, 2024 and 2023, respectively.

6.Intangible assets

AC Immune’s acquired IPR&D asset is a clinically-validated active immunotherapy candidate for the treatment of Parkinson’s disease. The asset is not yet ready for use until the asset obtains market approval. The carrying amount and net book value are detailed below:

	As of December 31, 2024			As of December 31, 2023
	Gross			Gross
	carrying	Accumulated	Net book	carrying	Accumulated	Net book
In CHF thousands	amount	amortization	value	amount	amortization	value
Acquired IPR&D asset	50,416	—	50,416	50,416	—	50,416
Total intangible assets	50,416	—	50,416	50,416	—	50,416

In accordance with IAS 36 Impairment of Assets, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The valuation is considered to be Level 3 in the fair value hierarchy in accordance with IFRS 13 Fair Value Measurement due to unobservable inputs used in the valuation. The Company has determined the IPR&D asset was not impaired as of December 31, 2024 and 2023, respectively.

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

The Company’s valuation model calculates the risk-adjusted, net cash flows through the projected period of market exclusivity across target sales regions. The Company uses a discount rate of 17% (17% for 2023), based on the assumed cost of capital for the Company over the forecast period.

7.Cash and cash equivalents and short-term financial assets

The Company’s cash and cash equivalents are maintained in the following respective currencies as of December 31, 2024 and 2023:

	As of
	December 31,
In CHF thousands	2024	2023
Cash and cash equivalents	36,275	78,494
Total	36,275	78,494
By currency
CHF	20,798	52,437
EUR	7,308	8,155
USD	8,169	17,902
Total cash and cash equivalents	36,275	78,494

As of December 31, 2024 and 2023, the Company’s funds were held in CHF, EUR and USD currencies. Funds held in EUR and USD were translated into CHF at a rate of 0.949 and 0.912 and 0.942 and 0.851, respectively, for each currency and year.

The following table summarizes the Company’s short-term financial assets as of December 31, 2024 and 2023:

	As of
	December 31,
In CHF thousands	2024	2023
Short-term financial assets due in one year or less	129,214	24,554
Total	129,214	24,554
By currency
CHF	95,006	22,000
EUR	18,705	—
USD	15,503	2,554
Total short-term financial assets	129,214	24,554

8.Prepaid expenses and accrued income

	As of
	December 31,
In CHF thousands	2024	2023
Prepaid expenses	4,302	6,437
Accrued income	1,099	246
Total prepaid expenses and accrued income	5,401	6,683

The Company’s prepaid expenses relate mainly to research contracts with down-payments at contract signature with the related activities to start or continue into the next year, prepaid expenses recorded as part of our cost sharing arrangement with Janssen, as well as prepaid payroll-related expenses. The decrease in prepaid expenses is mainly due to the reduction in cost-sharing prepaid expenses, which decreased as our clinical development costs for ACI-35.030 decreased following the completion of Phase 1b/2a and the advancement into Phase 2b, where the costs are borne by Janssen.

As of December 31, 2024, the Company recorded CHF 1.1 million in accrued income from interest on cash term deposits. As of December 31, 2023, the total accrued income balance of CHF 0.2 million comprised both interest income from these cash term deposits and income associated with Target ALS grants.

9.Accounts receivable

As of December 31, 2024, the accounts receivable balance was nil.

As of December 31, 2023, the balance of accounts receivable included the CHF 14.8 million milestone payment due under the Janssen Agreement for reaching the programmed launch of the Phase 2b ReTain trial study. This amount was received in Q1 2024.

10.Other current receivables

	As of
	December 31,
In CHF thousands	2024	2023
Other current receivable	144	45
Swiss VAT	271	259
Withholding tax	689	318
Total other current receivables	1,104	622

The maturity of these assets is less than 3 months. The Company considers the counterparty risk as low and the carrying amount of these receivables is considered to approximate their fair value.

11.Share capital

As of December 31, 2024 and 2023, the issued share capital amounted to CHF 2,226,203 and CHF 2,088,823, respectively, and is composed of outstanding common shares of 100,410,377 and 99,197,829, respectively, and treasury shares of 10,899,773 and 5,243,958, respectively.

The table below summarizes the Company’s capital structure:

			In CHF thousands
	Common	Treasury	Share	Share	Treasury
	shares	shares	capital	premium	shares
December 31, 2022	89,834,385	(6,214,021)	1,797	431,323	(124)
Proceeds from public offerings, net of underwriting fees and transaction costs	14,300,000	—	286	40,249	—
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	—	970,063	—	2,631	19
Issuance of shares – incentive plans, net of transaction costs	307,402	—	6	704	—
December 31, 2023	104,441,787	(5,243,958)	2,089	474,907	(105)
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	—	30,232	—	103	1
Issuance of shares to be held as treasury shares	5,700,000	(5,700,000)	114	—	(114)
Issuance of shares – incentive plans, net of transaction costs	1,168,363	13,953	23	3,496	—
December 31, 2024	111,310,150	(10,899,773)	2,226	478,506	(218)

The common shares and treasury shares have nominal values of CHF 0.02 per share. All shares have been fully paid. These treasury shares held by the Company are not considered outstanding shares as of December 31, 2024 or 2023.

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

Conditional share capital for employee benefit plans

The Company’s share capital may be increased by a maximum aggregate amount of CHF 91,844.2 through the issuance of not more than 4,592,210 common shares, payable in full, each with a nominal value of CHF 0.02 per share, by the exercise of options rights that have been granted to employees, consultants, members of the board of directors, or other person providing services to the Company or a subsidiary. As of December 31, 2024, 89,343 of our common shares, which were issued upon the exercise of options and restricted share units, have not yet been registered with the commercial register of the Canton of Vaud.

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

Shelf registration statement

On March 14, 2024, the Company filed a Shelf Registration Statement on Form F-3 (Reg. No. 333-277940) (the “Shelf Registration Statement”), which was subsequently amended on July 26, 2024, with the SEC. The Shelf Registration Statement was declared effective by the SEC on July 31, 2024.

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

At the market equity offering

Commencing in September 2020, the Company established an “at the market offering” (ATM) for the sale of up to USD 80.0 (CHF 73.0) million worth of our common shares from time to time by entering into an Open Market Sale Agreement (“Sales Agreement”) with Jefferies LLC (“Jefferies”).

In Q2 2021 and Q2 2024, we filed a new registration statement on Form F-3 and entered into a new Sales Agreement in Q2 2021 and Q3 2024 to replace and extend the ATM program.

In Q2 2024, the Company issued 5,700,000 common shares with a nominal value of CHF 0.02 to be held as treasury shares.

Through December 31, 2024, the Company has sold 2,179,434 common shares previously held as treasury shares pursuant to the Sales Agreement, raising USD 16.4 (CHF 14.9) million, net of underwriting fees and transaction costs. We have paid commissions to Jefferies totaling USD 0.5 (CHF 0.5) million through December 31, 2024, for share issuances in accordance with our ATM programs.

12.Trade and other payables and accrued expenses

	As of
	December 31,
In CHF thousands	2024	2023
Trade and other payables	2,658	1,679
Total trade and other payables	2,658	1,679

Accrued research and development costs	6,505	4,722
Accrued payroll expenses	4,176	4,649
Other accrued expenses	1,417	1,716
Total accrued expenses	12,098	11,087

The increase in trade payables and accrued research and development costs is primarily due to higher operating expenses in 2024 compared to the previous year.

13.Contract revenues

For the years ended December 31, 2024, 2023 and 2022, AC Immune generated contract revenues of CHF 27.3 million, CHF 14.8 million and CHF 3.9 million, respectively.

The following tables provide contract revenue amounts from its OLCAs for the years ended December 31, 2024, 2023 and 2022, respectively.

	For the Year Ended
	December 31,
In CHF thousands	2024	2023	2022
Janssen	24,600	14,800	—
Takeda	2,709	—	—
Life Molecular Imaging	—	—	3,935
Other	—	1	—
Total contract revenues	27,309	14,801	3,935

During the years ended December 31, 2024, 2023 and 2022, the Company recognized the following contract revenues as a result of changes in the contract asset and the contract liability balances in the respective periods:

	For the Year Ended
	December 31,
In CHF thousands	2024	2023	2022
Revenues recognized in the period from:
Amounts included in the contract liability at the beginning of the period	—	—	—
Performance obligations satisfied in previous periods	24,600	14,801	3,935

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

For the years ended December 31, 2024, 2023 and 2022, we have recognized no revenues from this arrangement.

Tau active immunotherapy in AD – 2014 agreement with Janssen Pharmaceuticals, Inc. (Janssen), a Johnson & Johnson company

In December 2014, we entered into an agreement with Janssen Pharmaceuticals, Inc. (Janssen), a Johnson & Johnson company, to develop and commercialize therapeutic anti-Tau active immunotherapies for the treatment of AD and potentially other tauopathies. The value of this collaboration is potentially up to CHF 500 million and includes upfront and clinical, regulatory and commercial milestones. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the low-double digits to the mid-teens for the ACI-35.030 active immunotherapy program. In April 2016, July 2017, January 2019, November 2019, December 2022, November 2023, September 2024 and December 2024, the companies entered into the first, second, third, fourth, fifth, sixth, seventh and eighth amendments, respectively. These amendments allow for the alignment of certain payment and activity provisions with the Development Plan and Research Plan activities. We and Janssen have completed the co-development of the second-generation lead active immunotherapies, ACI-35.030 and JACI-35.054, through Phase 1b/2a. In November 2022, it was announced that ACI-35.030 was selected to advance into further development based on interim data from the ongoing Phase 1b/2a trial. In December 2023, it was announced that Janssen has programmed the launch of Phase 2b clinical study to evaluate ACI-35.030/JNJ-2056 in patients with preclinical AD, those individuals not yet showing symptoms. AC Immune and Janssen will jointly share research and development costs until the completion of the first Phase 2b (AC Immune’s contribution to the first Phase 2b trial is capped). From Phase 2b and onwards, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35.030. In July 2024, JNJ-2056 was granted Fast Track designation from the FDA, for the treatment of AD.

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

The Company received an upfront, non-refundable license fee of CHF 25.9 million, which we recognized as revenue in 2014. In May 2016, we received a payment of CHF 4.9 million for reaching a clinical milestone in the first Phase 1b study. In February 2024, we received a payment of CHF 14.8 million for the commencement of the first Phase 2b clinical study. In October 2024, we received a payment of CHF 24.6 million for triggering the rapid rate of prescreening in the potentially registrational Phase 2b ReTain trial. The Company recognized this income as revenue because we deemed it highly probable that this milestone would be obtained and would not be subject to reversal in the future.

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

At execution of the agreement, the transaction price included only the upfront consideration received of CHF 25.9 million. At inception, none of the clinical, regulatory or commercial milestones has been included in the transaction price, as all milestone amounts were fully constrained. The Company did receive a payment of CHF 4.9 million for reaching a clinical milestone in the first Phase 1b study in May 2016, a payment of CHF 14.8 million for the commencement of the first Phase 2b clinical study in February 2024 and a payment of CHF 24.6 million for triggering the rapid rate of prescreening in the potentially registrational Phase 2b ReTain trial in October 2024. The Company could also receive up to more than CHF 418 million in clinical, regulatory and commercial milestones as well as tiered, low-double digits to mid-teen royalties on aggregate net sales for the ACI-35.030 active immunotherapy program. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Janssen and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2024, 2023 and 2022, we have recognized CHF 24.6 million, CHF 14.8 million and nil, respectively, from this arrangement.

Tau-PET imaging agent – 2014 agreement with Life Molecular Imaging (LMI)

In May 2014 (as amended in June 2022), we entered into an agreement, our first diagnostic partnership, with LMI, the former Piramal Imaging SA. The partnership with LMI is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein PET tracers supporting the early diagnosis and clinical management of AD and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 160 (CHF 152) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low-teens. LMI may terminate the LCA at any time by providing 3 months’ notice to us.

In connection with this agreement, AC Immune received a payment of EUR 500 (CHF 664) thousand, which was fully recognized in 2015. In Q1 2017, we recorded a milestone payment of EUR 1 (CHF 1.1) million related to the initiation of “Part B” of the first-in-man Phase 1 study. In Q3 2019, the Company recognized EUR 2 (CHF 2.2) million in connection with the initiation of a Phase 2 trial of Tau-PET tracer in patients with mild cognitive impairment and mild–to-moderate AD in comparison with non-demented control participants. In Q3 2022, the Company recognized EUR 4 (CHF 3.9) million linked to the progression of the Tau-PET tracer into late-stage development in AD. The Company is eligible to receive additional variable consideration related to the achievement of certain clinical milestones totaling EUR 4 (CHF 4) million should the compound make it through Phase 3 clinical studies. We are also eligible to receive potential regulatory and sales-based milestones totaling EUR 148 (CHF 140.5) million. Finally, the Company is eligible for royalties from the mid-single digits to low-teens.

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

For the years ended December 31, 2024, 2023 and 2022, the Company has recognized nil, nil and CHF 3.9 million, respectively, from this arrangement.

Anti-Abeta Active Immunotherapy in AD – 2024 agreement with Takeda Pharmaceuticals, USA, Inc

In May 2024, the Company entered into a worldwide option and license agreement with Takeda Pharmaceuticals, USA, Inc. (Takeda) for our active immunotherapies targeting Abeta, including ACI-24.060 for the treatment of AD. AC Immune will be responsible for completing the ABATE trial. Following option exercise, Takeda would conduct and fund all further clinical development and be responsible for all global regulatory activities as well as worldwide commercialization. Under the terms of the agreement, AC Immune received an upfront payment of USD 100.0 (CHF 92.3) million in May 2024 and is eligible to receive an option exercise fee in the low-to-mid nine-figure USD range and additional potential development, commercial and sales-based milestones of up to approximately USD 2.1 (CHF 1.9) billion if all related milestones are achieved over the course of the agreement. Upon commercialization, AC Immune will be entitled to receive tiered mid-to-high teens percentages royalties on worldwide net sales.

Under the terms of the agreement, Takeda may terminate the agreement at any time by providing 90 days’ notice to the Company. If not otherwise terminated, the agreement shall continue until Takeda decides not to exercise its license option or until the expiration of all royalty obligations as outlined in the contract.

AC Immune assessed this arrangement in accordance with IFRS 15 and concluded that Takeda is a customer. The Company identified the following performance obligations under the contract: (i) a license option and (ii) development, chemistry, manufacturing, and controls (“CMC”) and regulatory activities as outlined in the development and CMC plans, which are necessary to deliver the data package to Takeda. AC Immune concluded that the license option is considered a material right, as the value of the license exceeds the option exercise fee, thereby considering it a distinct performance obligation. The development, CMC, and regulatory activities are treated as one distinct performance obligation because the underlying activities are not distinguishable in the context of the contract and are inputs to an integrated development program that will generate valuable data and information for Takeda in determining whether to exercise the option.

At the agreement's execution, the transaction price included only the upfront and non-refundable consideration of USD 100.0 (CHF 92.3) million. At inception, none of the development milestones, which may occur prior to the Takeda option exercise, were included in the transaction price, as all milestone amounts were fully constrained. The Takeda option exercise payment and any future development and commercial milestone payments, and royalties following the Takeda option exercise were excluded from the initial transaction price at contract inception. The option exercise fee is considered variable consideration as it depends on Takeda's decision to exercise. In assessing that future development or commercial milestones are fully constrained, the Company considered numerous factors, including that the receipt of these milestones is contingent upon success in future clinical trials and the licensee’s efforts, and thus not highly probable to obtain. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur, as they predominantly relate to the license that will be granted to Takeda upon exercise and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period as uncertain events are resolved or other changes in circumstances occur.

The valuation of each performance obligation involves estimates and assumptions, with the timing of revenue recognition determined by either delivery or the provision of services. In line with the allocation objective under IFRS 15, the Company allocated the USD 100.0 (CHF 92.3) million upfront payment within the transaction price to the license option and development, CMC, and regulatory activities, using the relative stand-alone selling price method. For the standalone selling price of the license option, the Company utilized an income-based approach, which included key assumptions such as the post-option development timeline and costs, revenue forecasts, discount rates, and probabilities of development and regulatory success. The standalone selling price for the development, CMC and regulatory activities was calculated using a cost-plus margin approach based on the estimated development timeline. The Company allocated the transaction price based on the relative standalone selling prices, assigning USD 87.4 (CHF 80.7) million to the license option and USD 12.6 (CHF 11.6) million to development, CMC, and regulatory activities.

The Company has deferred revenue recognition for the license option and will recognize the entirety of the revenue either when the option is exercised and Takeda obtains the exclusive license, or when the option expires. The Company will recognize revenue related to the development, CMC and regulatory performance obligation over the estimated period of completion of these obligations, using an input method reflecting the costs incurred relative to the total costs expected to be incurred.

For the year ended December 31, 2024, the Company recorded contract revenue CHF 2.7 million reflecting its efforts under this agreement.

As of December 31, 2024, the Company recorded CHF 89.6 million in deferred contract revenue related to the unsatisfied performance obligations under this agreement. The deferred contract revenue allocated to the license option is classified as short-term on the consolidated balance sheets because, in accordance with IAS 1, the Company does not have the right to defer the settlement of that portion for at least twelve months after the reporting period. The deferred contract revenue allocated to development, CMC, and regulatory activities will be recognized over the remaining performance period and classified as either current or non-current on the consolidated balance sheets, based on the expected timing of satisfaction of the performance obligations.

13.2 Grant income

Grants from the Michael J. Fox Foundation

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

For the years ended December 31, 2024, 2023 and 2022, the Company has recognized less than CHF 0.1 million, CHF 1.2 million and CHF 1.2 million, respectively, from its MJFF grants, under “Other operating income/(expense), net”.

14.Expenses by category

Research and development

	For the Year Ended
	December 31,
In CHF thousands	2024	2023	2022
Operating expenses	40,163	33,198	41,166
Payroll expenses	20,195	19,499	17,548
Share-based compensation	2,212	1,909	1,622
Total research and development expenses	62,570	54,606	60,336

The increase of research and development expenses in 2024 compared with the prior period is predominantly driven by increases in investments in our research and development projects, the annualization of 2023 hires and additional new hires during the year.

For the years ended December 31, 2024, 2023 and 2022, the Company had 122.5, 115.4 and 122.4 FTEs in our research and development functions.

General and administrative

	For the Year Ended
	December 31,
In CHF thousands	2024	2023	2022
Operating expenses	5,825	4,729	6,207
Payroll expenses	8,222	7,755	7,874
Share-based compensation	3,212	2,821	1,708
Total general and administrative expenses	17,259	15,305	15,789

In 2024, general and administrative expenses increased compared to the previous year, primarily driven by a rise in legal fees related to business development and licensing activities, as well as higher salaries and related costs due to new hires and the greater fair value of equity awards granted in 2024.

For the years ended December 31, 2024, 2023 and 2022, the Company had 30.9, 26.2 and 22.5 FTEs in our general and administrative functions.

Financial result, net

	For the Year Ended
	December 31,
In CHF thousands	2024	2023	2022
Financial income	3,196	1,044	69
Financial expense	(133)	(176)	(355)
Exchange differences	(1,598)	(1,467)	393
Finance result, net	1,465	(599)	107

Our finance result primarily consists of interest income associated with our short-term financial assets and interest expense associated with lease liabilities as well as foreign currency exchange differences.

For the year ended December 31, 2024, the change in net finance result of CHF 2.1 million primarily related to an increase of CHF 2.2 million in financial income attributed to higher interest received on net investments in short-term financial assets, with more deposits made in 2024 compared to the previous period.

15.Related-party transactions

Board of directors and executive management compensation

Key management includes the board of directors and executive management. For 2024, there were six members (2023 and 2022: eight) of the Board (excluding the CEO) and seven members (2023: seven and 2022: seven) of executive management (including the CEO). Compensation was as follows:

	For the Year Ended
	December 31,
In CHF thousands	2024	2023	2022
Short-term employee benefits	5,071	4,661	4,187
Post-employment benefits	476	446	295
Share-based compensation	3,571	3,251	2,503
Total compensation	9,118	8,358	6,985

16.Income taxes

The Group recognized less than CHF 0.1 million in income taxes and no deferred tax asset or liability positions for the years ended December 31, 2024, 2023 and 2022, respectively. The Group’s expected tax expense for each year is based on the applicable tax rates in each jurisdiction. In 2024, these rates ranged from 13.6% to 34.0% (13.6% - 33.8% for 2023 and 2022) in the Group’s respective tax jurisdictions. The weighted average tax rate applicable to the Group was 13.6% (13.6% for 2023 and 2022, respectively).

The Group’s income tax expense for each year can be reconciled to loss before tax as follows:

	For the Year Ended
	December 31,
In CHF thousands	2024	2023	2022
Loss before income tax	(50,913)	(54,223)	(70,740)
Tax benefit calculated at the domestic rates applicable in the respective countries	(6,925)	(7,371)	(9,616)
(Income not subject to tax)/expenses not deductible for tax purposes	692	611	455
Effect of unused tax losses and tax offsets not recognized as deferred tax assets	6,236	6,770	9,174
Effective income tax rate expense	3	10	13

The Swiss tax rate used for the 2024 reconciliations is the corporate tax rate of 13.6% (13.6% in 2023 and 2022, respectively) payable by corporate entities in the Canton of Vaud, Switzerland on taxable profits under tax law in that jurisdiction.

The below table details the total unrecognized deductible temporary differences, unused tax losses and unused tax credits:

	As of
	December 31,
In CHF thousands	2024	2023	2022
Unrecognized deductible temporary differences, unused tax losses and unused tax credits
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:
Tax losses	343,589	312,972	264,089
Deductible temporary differences related to:
Retirement benefit plan	8,844	5,770	3,213
Total	352,433	318,742	267,302

The following table details the tax losses carry forwards of the Company and their respective expiry dates:

	As of
	December 31,
In CHF thousands	2024	2023	2022
Tax losses split by expiry date:
December 31, 2024	—	15,231	15,231
December 31, 2025	48,894	48,894	48,894
December 31, 2026	—	—	—
December 31, 2027	57,824	57,824	57,824
December 31, 2028	75,204	75,204	75,204
December 31, 2029	66,936	66,936	66,936
December 31, 2030	48,883	48,883	—
December 31, 2031	45,848	—	—
Total unrecorded tax loss carryforwards	343,589	312,972	264,089

The tax losses available for future offset against taxable profits have increased by CHF 45.8 million from 2023, representing the amount of tax losses that are additionally available as an offset reduced by expiring tax losses in 2024 of CHF 15.2 million, subject to expiration as disclosed in the table above, against future taxable income.

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

The pension plan is exposed to Swiss inflation, interest rate risks and changes in the life expectancy for pensioners. For accounting purposes under IFRS Accounting Standards, the plan is treated as a defined benefit plan in accordance with IAS 19.

The following table sets forth the status of the defined benefit pension plan and the amount that is recognized in the consolidated balance sheets:

	As of
	December 31,
In CHF thousands	2024	2023	2022
Defined benefit obligation	(52,455)	(41,060)	(32,410)
Fair value of plan assets	43,611	35,290	29,197
Total liability	(8,844)	(5,770)	(3,213)

The following amounts have been recorded as net pension cost in the consolidated statements of income/(loss):

	For the Year Ended
	December 31,
In CHF thousands	2024	2023	2022
Current service cost	1,688	1,453	1,712
Past service cost	—	903	—
Interest cost	680	804	126
Interest income	(574)	(705)	(87)
Net pension cost	1,794	2,455	1,751

The changes in defined benefit obligation, fair value of plan assets and unrecognized gains/(losses) are as follows.

A. Change in defined benefit obligation

	For the Year Ended
	December 31,
In CHF thousands	2024	2023	2022
Defined benefit obligation as of January 1	(41,060)	(32,410)	(33,889)
Current service cost	(1,688)	(1,453)	(1,712)
Past service cost	—	(903)	—
Interest cost	(680)	(804)	(126)
Change in demographic assumptions	(16)	136	29
Change in financial assumptions	(3,846)	(2,908)	8,397
Change in experience assumptions	(1,078)	(57)	(1,726)
Benefits deposited	(2,504)	(1,265)	(2,327)
Employees’ contributions	(1,583)	(1,396)	(1,056)
Defined benefit obligation as of December 31	(52,455)	(41,060)	(32,410)

B.Change in fair value of plan assets

	For the Year Ended
	December 31,
In CHF thousands	2024	2023	2022
Fair value of plan assets as of January 1	35,290	29,197	26,791
Interest income	574	705	87
Employees’ contributions	1,583	1,396	1,056
Employer’s contributions	1,804	1,567	1,210
Benefits deposited	2,504	1,265	2,327
Return on plan assets excluding interest income	1,856	1,160	(2,274)
Fair value of plan assets as of December 31	43,611	35,290	29,197

Expected contributions by the employer to be paid to the post-employment benefit plans during the annual period beginning after the end of the reporting period amount to approximately CHF 1.8 million.

C.Change in net defined benefit liability

	For the Year Ended
	December 31,
In CHF thousands	2024	2023	2022
Net defined benefit liabilities as of January 1	5,770	3,213	7,098
Net pension cost through statement of income/(loss)	1,794	2,455	1,751
Remeasurement through other comprehensive income/(loss)	3,084	1,669	(4,426)
Employer’s contribution	(1,804)	(1,567)	(1,210)
Net defined benefit liabilities as of December 31	8,844	5,770	3,213

D.Other comprehensive gains/(losses)

	For the Year Ended
	December 31,
In CHF thousands	2024	2023	2022
Effect of changes in demographic assumptions	(16)	136	29
Effect of changes in financial assumptions	(3,846)	(2,908)	8,397
Effect of changes in experience assumptions	(1,078)	(57)	(1,726)
Return on plan assets excluding interest income	1,856	1,160	(2,274)
Total other comprehensive gain/(loss)	(3,084)	(1,669)	4,426

In 2022, the change in experience assumptions results from an increased sum of insured salaries. In 2024, the change in experience assumptions is mainly due to new active insured and pensioners.

The fair value of the plan assets is the cash surrender value of the insurance with the insurance company (AXA). The investment strategy defined by the board of trustees follows a conservative profile.

The weighted-average duration of the defined benefit obligation is 16.3 years and 15.5 years as of December 31, 2024 and 2023, respectively.

The actuarial assumptions used for the calculation of the pension cost and the defined benefit obligation of the defined benefit pension plan for the years ended December 31, 2024, 2023 and 2022, respectively, are as follows:

	For the Year Ended
	December 31,
	2024	2023	2022
Discount rate	1.00%	1.50%	2.25%
Rate of future increase in compensations	2.00%	1.75%	1.75%
Rate of future increase in current pensions	0.00%	0.00%	0.00%
Interest rate on retirement savings capital	1.25%	1.50%	2.25%
Mortality and disability rates	BVG 2020 GT (CMI)	BVG 2020 GT (CMI)	BVG 2020-CMI

In defining the benefits, the minimum requirements of the Swiss BVG and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits.

A quantitative sensitivity analysis for significant assumptions as of December 31, 2024 is shown below:

							Interest rate on
	Discount rate		Future salary increase		Future pension cost		savings capital
	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Assumptions	increase	decrease	increase	decrease	increase	decrease	increase	decrease

	In CHF thousands
Potential defined benefit obligation	48,532	56,936	53,728	51,262	54,683	50,423	53,865	51,118
Decrease/(increase) from actual defined benefit obligation	3,923	(4,481)	(1,273)	1,193	(2,228)	2,032	(1,410)	1,337

A quantitative sensitivity analysis for significant assumptions as of December 31, 2023 is shown below:

							Interest rate on
	Discount rate		Future salary increase		Future pension cost		savings capital
	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Assumptions	increase	decrease	increase	decrease	increase	decrease	increase	decrease

	In CHF thousands
Potential defined benefit obligation	38,132	44,390	41,997	40,205	42,681	39,578	42,158	40,030
Decrease/(increase) from actual defined benefit obligation	2,928	(3,330)	(937)	855	(1,621)	1,482	(1,098)	1,030

The sensitivity analyses above are subject to limitations and have been determined based on a method that extrapolates the impact on net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

18.Share-based compensation

Share-based option awards

As of December 31, 2024, there are equity-based instruments outstanding that the Company has granted under two different plans.

The Company’s 2016 Share Option and Incentive Plan (SOIP) was approved by the shareholders at the ordinary shareholders’ meeting in November 2016. The 2016 Plan authorizes the grant of incentive and non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, performance share awards, performance-based awards to covered employees and dividend equivalent rights. The Company only grants equity-based instruments from the SOIP as of December 31, 2024.

The following table summarizes equity-settled share option grants for plans that existed during the period:

	Number of
	options awarded		Contractual
Plan	(since inception)	Vesting conditions	life of options
Share option plan C1	6,775,250	4 years’ service from grant date	10 years
2016 SOIP:
Executives and directors	5,238,005	1 year, 3 year and 4 years’ service from the date of grant, quarterly and annually	10 years
Employees	1,811,687	4 years’ service from the date of grant, annually	10 years

The number and weighted-average exercise prices (in CHF) of options under the share option programs for Plans C1 and the 2016 SOIP are as follows:

		Weighted-	Weighted-
		average	average
	Number of	exercise price	remaining
	options	(CHF)	term (years)
Outstanding at January 1, 2022	3,585,689	6.21	7.8
Forfeited during the year	(304,738)	6.32	—
Exercised during the year	(110,250)	0.15	—
Granted during the year	1,090,316	3.18	—
Outstanding at December 31, 2022	4,261,017	5.65	7.6
Exercisable at December 31, 2022	2,345,648	6.41	6.6
Outstanding at January 1, 2023	4,261,017	5.65	7.6
Forfeited during the year	(824,084)	5.34	—
Exercised during the year	(42,037)	1.52	—
Granted during the year	1,554,281	1.75	—
Outstanding at December 31, 2023	4,949,177	4.11	7.2
Exercisable at December 31, 2023	3,022,345	4.88	6.4
Outstanding at January 1, 2024	4,949,177	4.11	7.2
Forfeited during the year	(135,118)	3.28	—
Expired during the year	(205,634)	5.41	—
Exercised during the year	(4,278)	3.11	—
Granted during the year	406,680	3.40	—
Outstanding at December 31, 2024	5,010,827	4.50	6.3
Exercisable at December 31, 2024	4,097,932	4.79	5.9

The outstanding stock options as of December 31, 2024 have the following range of exercise prices:

		Weighted-
		average
		remaining
	Total options	term (years)
Range of exercise prices
CHF 0.15	80,625	1.16
CHF 9.53	109,665	2.37
USD 2.03 to USD 3.00	1,326,865	7.83
USD 3.00 to USD 6.00	2,005,164	6.41
USD 6.00 to USD 9.00	1,363,575	5.49
USD 9.00 to USD 12.30	124,933	3.14
Total outstanding options	5,010,827

The weighted-average exercise price for options granted in 2024, 2023 and 2022 is USD 3.99 (CHF 3.40), USD 2.08 (CHF 1.75) and USD 3.44 (CHF 3.18), respectively. The range of exercise prices for outstanding options was CHF 0.15 to CHF 9.53 for awards previously granted in CHF (prior to 2018) and USD 2.03 to USD 12.30 for awards granted in USD as of December 31, 2024.

For awards issued in 2024, the volatility is based on the Company’s actual volatility for the period congruent with the expected term of the underlying option. The risk-free interest rate is based on yields of long-dated U.S. Treasury notes that align with the expected term of the award. The weighted-average share price of common share options exercised in 2024 is USD 4.42 (CHF 3.88).

The weighted-average grant date fair values of the options granted in 2024, 2023 and 2022 are USD 3.68 (CHF 3.13), USD 1.57 (CHF 1.33) and USD 2.38 (CHF 2.20), respectively. The following table illustrates the weighted-average assumptions for the Black-Scholes option-pricing model used in determining the fair value of these awards:

For the Year Ended
December 31,
	2024	2023	2022
Exercise price (USD)	3.39-4.23	2.03-3.11	2.76-4.57
Share price (USD and weighted average)	3.99	2.08	3.44
Risk-free interest rate	3.7-4.2%	4.0-4.6%	0-2.4%
Expected volatility	82-107%	72-86%	67-80%
Expected term (in years)	5.5-6	5.5-6	5.5 - 6.25
Dividend yield	—	—	—

Restricted share awards

A summary of share awards (restricted share and restricted share units) activity as of December 31, 2024 and changes during the year then ended is presented below:

			Contractual
	Number of		life of non-
	share awards granted		vested share
Grantee type	(since inception)	Vesting conditions	awards
Restricted share units
Directors	305,948	1 year service from date of grant, annually	10 years
Executives	1,415,118	1 year, 3 year and 4 years’ service from the date of grant, quarterly and semi-annually	10 years
Employees	995,277	3 years’ service from the date of grant, annually	10 years

		Weighted-
		average
	Number of	grant date fair
	shares	value (CHF)
Non-vested at January 1, 2022	797	9.41
Granted during the year	239,194	3.06
Vested during the year	(23,505)	3.28
Non-vested at December 31, 2022	216,486	3.06
Vested and exercisable at December 31, 2022	89,020	7.84
Non-vested at December 31, 2022	216,486	3.06
Forfeited during the year	(134,947)	2.05
Exercised during the year	(55,503)	2.37
Granted during the year	1,187,570	1.89
Vested during the year	(265,366)	2.46
Non-vested at December 31, 2023	1,003,743	1.97
Vested and exercisable at December 31, 2023	298,883	4.08
Non-vested at December 31, 2023	1,003,743	1.97
Forfeited during the year	(97,841)	3.26
Exercised during the year	(99,018)	2.54
Granted during the year	1,094,876	4.04
Vested during the year	(1,064,554)	3.05
Non-vested at December 31, 2024	822,740	3.12
Vested and exercisable at December 31, 2024	1,377,903	3.25

The weighted-average grant date fair values of the remaining non-vested share awards as of the respective year end for the restricted share units were CHF 3.12, CHF 1.97 and CHF 3.06 for the years ended December 31, 2024, 2023 and 2022, respectively. The fair values of these non-vested share awards granted were determined using the market value of the common shares on the date of the award.

The expense charged against the income statement was CHF 5.5 million, CHF 4.4 million and CHF 3.3 million for the years ended December 31, 2024, 2023 and 2022, respectively. The expense is determined by the Company based on the number of instruments that are expected to become exercisable.

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

	As of
	December 31,
In CHF thousands	2024	2023
Within 1 year	27,554	21,746
Between 1 and 3 years	11,652	16,920
Between 3 and 5 years	4,008	7,632
More than 5 years	65	1,270
Total	43,279	47,568

20.Earnings per share

	For the Year Ended
	December 31,
In CHF thousands except for share and per share data	2024	2023	2022
Loss per share (EPS)
Numerator
Net loss attributable to equity holders of the Company	(50,916)	(54,233)	(70,753)
Denominator
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	99,691,971	84,694,616	83,554,412
Basic and diluted loss per share for the period attributable to equity holders	(0.51)	(0.64)	(0.85)

In periods for which we have a loss, basic net loss per share is the same as diluted net loss per share. We have excluded from our calculation of diluted loss per share all potentially dilutive in-the-money (i) share options and (ii) non-vested restricted share awards. See “Note 18. Share-based compensation” for the potentially dilutive equity awards.

21.Financial instruments and risk management

The Company’s activities expose it to the following financial risks: market risk (foreign exchange and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The following table shows the carrying amounts of financial assets and financial liabilities:

	As of
	December 31,
In CHF thousands	2024	2023
Financial assets
Right-of-use assets	5,437	3,508
Long-term financial assets	415	361
Other current receivables	1,104	622
Accounts receivable	—	14,800
Short-term financial assets	129,214	24,554
Cash and cash equivalents	36,275	78,494
Total financial assets	172,445	122,339

	As of
	December 31,
In CHF thousands	2024	2023
Financial liabilities
Long-term lease liabilities	4,401	2,825
Trade and other payables	2,658	1,679
Accrued expenses	12,098	11,087
Short-term lease liabilities	1,026	672
Total financial liabilities	20,183	16,263

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has a policy of matching its cash holdings to the currency structure of its expenses, which means that the Company holds predominately CHF, with lesser balances of EUR and USD (see “Note 7. Cash and cash equivalents and short-term financial assets”). The Company recognized a loss of CHF 1.6 million, a loss of CHF 1.5 million and a gain of CHF 0.5 million for the years ended December 31, 2024, 2023 and 2022, respectively, within “Finance result, net.”

As of December 31, 2024, if the CHF had strengthened/weakened by 10% against the EUR and the USD with all other variables held constant, the net loss for the period would have been lower/higher by CHF 5.0 million (2023: CHF 2.6 million), mainly as a result of foreign exchange gains/losses on predominantly EUR/USD denominated cash and cash equivalents and short-term financial assets.

Interest rates

The Company’s CHF cash holdings (inclusive of those held in short-term financial assets) were subject to positive interest rates at certain counterparty thresholds through 2024. As of December 31, 2024 if the interest rates granted by the counterparties had increased/decreased by 10%, the net income for the period would have been higher/lower by CHF 0.2 million. Interest income and interest expense are recorded within finance results, net in our consolidated statements of income/(loss).

Credit risk

The Company maintains a formal treasury risk and investment management policy to limit counterparty credit risk. As of December 31, 2024, the Company’s cash and cash equivalents and short-term financial assets are held with six financial institutions, each with a high credit rating ranging from A+ to AA- assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Other receivables are fully performing, not past due and not impaired (see “Note 7. Cash and cash equivalents and short-term financial assets” and “Note 10. Other current receivables”).

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

The Company’s approach of managing liquidity is to ensure sufficient cash to meet its liabilities when due. Therefore, management closely monitors the cash position on rolling forecasts based on expected cash flow to enable the Company to finance its operations for at least 12 months. The Company has CHF 2.7 million in trade and other payables, and CHF 12.1 million in accrued expenses which are due within 12 months from the reporting date. Finally, as it relates to the Company’s lease liabilities please see “Note 5. Right-of-use assets, long-term financial assets and lease liabilities” for detail of when corresponding lease liabilities are due.

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