Form 20-F
period 2025-12-31
AC Immune SA
filed 2026-03-13
CIK 1651625

,

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Common shares: 101,742,231

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions, and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key information—D. Risk factors” in this Annual Report. These risks and uncertainties include multiple factors:

●	the success of our and our collaboration partners’ clinical studies, and our and their ability to obtain and maintain regulatory approval and to commercialize our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056) , small molecule drug program ACI-19764 (NLRP3 inhibitor), and diagnostics (Tau-PET tracer PI-2620, a-syn-PET tracers ACI-12589 and ACI-15916 and TDP-43-PET tracer ACI-19626) and to a lesser extent our preclinical candidates;
●	the preclinical and clinical safety, efficacy and utility of our product candidates;
●	the ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;
●	our plans to research, develop and commercialize our product candidates;

●	the identification of serious adverse, undesirable or unacceptable side effects related to our product candidates;
●	our ability to maintain our current strategic relationships with our collaboration partners;
●	our ability to protect and maintain our, and not infringe on third parties’, intellectual property rights throughout the world;
●	our ability to raise capital when needed in order to continue our product development programs or commercialization efforts;
●	our ability to attract and retain qualified employees and key personnel;
●	the acceptance by the Food and Drug Administration (FDA) and applicable foreign regulatory authorities of data from studies that we and our collaboration partners conduct within and outside the U.S. now and in the future;
●	our foreign private issuer (FPI) status, the loss of which would require us to comply with the Exchange Act’s domestic reporting regime, and cause us to incur significant legal, accounting and other expenses;
●	our incorporation in Switzerland, the laws of which govern our corporate affairs and may differ from those applicable to companies incorporated in the U.S.; and
●	the other risk factors discussed under “Item 3. Key information—D. Risk factors.”

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

The below provides a summary of our principal risk factors:

Risks related to our business:

●	We depend heavily on the success of our clinical and, to a lesser extent, preclinical products:
a.	Our ability to generate product revenues, which we do not expect to occur for several years, will depend on clinical and regulatory success which have low probabilities of success in the central nervous system (CNS) space in which we operate.
●	Results of early preclinical and clinical studies may not be predictive of future results:
a.	Products that show positive or timely preclinical or early clinical results may not show sufficient safety or efficacy in later-stage clinical studies and therefore may fail to obtain regulatory approvals.
●	Our products may not gain market acceptance or may be preempted by competitors:
a.	Even if our products obtain regulatory approval, they may not be accepted by healthcare providers, patients or the medical community.
b.	Our success is dependent on the ability to discover, develop and obtain marketing approval for our products. We face and will continue to face intense competition from a variety of businesses, including large fully integrated biopharmaceutical and pharmaceutical companies and others that may have greater financial, technical and human resources.
c.	A competitor may enter with a generic of an approved innovator product.
●	We may not be successful in using and expanding our Morphomer and SupraAntigen proprietary technology platforms.
●	We operate in highly competitive and rapidly changing industries, which may result in others discovering, developing or commercializing competing products before or more successfully than we do.
●	Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel including members of our Executive Committee.
●	A breakdown or breach of our information technology systems and cybersecurity efforts, or those of our key business partners, contract research organizations (CROs) or service providers, could subject us to liability or reputational damage or interrupt the operation of our business.

Risks related to our relationships with third parties:

●	If we fail to maintain, or realize the benefits from, our current strategic relationships with our current and potential future license and collaboration partners our financial condition may be materially adversely affected.
●	We may seek to form additional strategic alliances in the future with respect to our product candidates, and if we do not realize the benefits of such alliances, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.
●	Our collaboration agreements may make us an attractive acquisition target under certain circumstances.

Risks related to intellectual property:

●	We or our licensing or collaboration partners may not have sufficient patent terms to protect our products and business effectively, which may adversely affect our product sales and technology development.
●	If we fail to comply with the obligations to obtain and maintain patent protection such as compliance with intellectual property agreements, including those under which we license intellectual property and other rights to or from third parties, or otherwise experience disruptions to our business relationships with our licensees, our licensors and collaboration partners, we could lose intellectual property rights that are important to our business.
●	We may be subject to claims challenging the inventorship of our patents and other intellectual property.

Risks related to our financial condition and capital requirements:

●	We are a clinical stage biopharmaceutical company with a history of losses. We anticipate incurring losses for the foreseeable future. As such, if we fail to obtain additional funding via product revenues, license and collaboration agreements, equity offerings or other forms of financing, we may need to delay, reduce or eliminate certain of our product development programs.
●	If we fail to obtain additional funding, we may delay, reduce or eliminate our product development programs or commercialization efforts.

Risks related to the regulatory environment:

●	We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.
●	Even if we obtain regulatory approvals in one jurisdiction, we may not be able to obtain approval in other jurisdictions. Additionally, we will be subject to ongoing obligations and review which may result in significant additional expenses.
●	We have conducted and may in the future conduct clinical studies for our product candidates outside the U.S., and the FDA and applicable foreign regulatory authorities may not accept data from such studies.
●	Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

Risks related to our common shares:

●	We have limited free float in our common shares which may have a negative impact on the liquidity and market price of our common shares.
●	Certain of our existing shareholders exercise significant control over us, and your or other shareholders’ interests may conflict with the interests of such shareholders.
●	We are a Swiss corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.
●	We are an FPI and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

●	As an FPI, and as permitted by the listing requirements of Nasdaq, we rely on certain home country governance practices rather than the corporate governance requirements of Nasdaq. Should we lose our FPI status, we would be required to comply with the Exchange Act’s domestic reporting regime, which would cause us to incur significant legal, accounting and other expenses.
●	We were likely a passive foreign investment company (a “PFIC”) for certain of our previous taxable years. Although we believe we were likely not a PFIC for 2025, there can be no assurance that the Internal Revenue Service will agree. We cannot express any expectation regarding our PFIC status for 2026 or future taxable years. If we are a PFIC for any taxable year during which a U.S. investor owns our common shares, the investor generally will be subject to adverse U.S. federal income tax consequences.

Risks related to our business

We depend heavily on the success of our clinical and, to a lesser extent, preclinical products. Our clinical product candidates currently in development include our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056), small molecule drug program ACI-19764 (NLRP3 inhibitor), and diagnostics (Tau-PET tracer PI-2620, a-syn-PET tracers ACI-12589 and ACI-15916 and TDP-43-PET tracer ACI-19626). If our clinical studies are unsuccessful, if we or our collaboration partners do not obtain regulatory approval or if we or our collaboration partners are unable to commercialize our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056) and diagnostics (Tau-PET tracer PI-2620, a-syn-PET tracers ACI-12589 and ACI-15916 and TDP-43-PET tracer ACI-19626), or if we experience significant delays in doing so, our business, financial condition and results of operations will be materially adversely affected.

We currently have no products approved for sale and have invested, and will continue to invest, a significant portion of our efforts and financial resources in the development of our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056) and, following the restructuring announced in September 2025, certain small molecule drug programs including ACI-19764 (NLRP3 inhibitor), Morphomer Tau, and Morphomer-a-syn. Our ability to generate product revenues, which we do not expect will occur for at least the next several years, if ever, will depend heavily on successful clinical development, obtaining regulatory approval and eventual commercialization of these product candidates. In this regard, we rely heavily on our collaboration partners for clinical development of certain of our product candidates, and they may choose to discontinue the clinical development process in certain cases. In addition, we currently generate no revenues from sales of any drugs or diagnostics, and we may never be able to develop or commercialize a marketable drug or diagnostic. The success of our current and future product candidates will depend on several factors, including, but not limited to, the following:

●	completing preclinical and clinical studies that demonstrate the efficacy, safety and clinical utility of our preclinical and clinical product candidates;
●	receiving marketing approvals from applicable regulatory authorities; establishing commercial manufacturing capabilities and launching commercial sales, marketing and distribution operations;
●	acceptance of our product candidates by patients, the medical community and third-party payors and a continued acceptable safety profile following approval;
●	competing effectively with other therapies or diagnostic approaches; and
●	obtaining, maintaining, enforcing and defending our intellectual property rights and claims and not infringing on third parties’ intellectual property rights.

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

Accordingly, if our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056), our small molecule drugs (ACI-19764 NLRP3 inhibitor, Morphomer-Tau, and Morphomer-a-syn), and diagnostics including our Tau-PET tracer PI-2620 are approved, competitors could file ANDAs for generic versions of our respective product candidates. If there are patents listed in the Orange Book for our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056), our small molecule drugs (ACI-19764 NLRP3 inhibitor, Morphomer-Tau, and Morphomer-a-syn), and diagnostics (Tau-PET tracer PI-2620, a-syn-PET tracers ACI-12589 and ACI-15916 and TDP-43-PET tracer ACI-

19626), respectively, those ANDAs and 505(b)(2) NDAs would be required to include a certification for each listed patent, indicating whether the ANDA applicant does or does not intend to challenge the patent. We cannot predict whether any patents issuing from our pending patent applications will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether we would sue on any such patents or the outcome of any such suit.

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

If a drug or biologic is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the sponsor may apply for FDA Fast Track designation for a particular indication. We have received Fast Track designation for ACI-24.060, ACI-35.030 and PI-2620 and we may also seek Fast Track designation for certain of our future product candidates, but there is no assurance that the FDA will grant this status to any of our future product candidates. If granted, Fast Track designation makes a product eligible for more frequent interactions with the FDA to discuss the development plan and clinical trial design, as well as rolling review of the application, which means that the company can submit completed sections of its marketing application for review prior to completion of the entire submission. Even if this designation is obtained, we may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a fast-track designation does not provide any assurance of ultimate FDA approval. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program.

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

We believe that our key competitor product candidates are (i) AADvac1 (Axon Neuroscience) for ACI-35.030; (ii) UB-311 (Vaxxinity) and ABvac-40 (Araclon Biotech) for ACI-24.060; (iii) UB-312 (Vaxxinity) for ACI-7104.056; (iv) VTX3232 (Ventyx-Eli Lilly and Company), BGE102 (BioAge), and NMRA-215 (Neumora) for ACI-19764; (v) HMTM (TauRx Pharmaceuticals) for Morphomer Tau; (vi) Tauvid (Eli Lilly and Company), florzolotau (Aprinoia Therapeutics), MK-6240 (Lantheus) and GTP1 (Genentech) for PI-2620; (vii) UCB-2897 (UCB) for ACI-12589 and ACI-15916; and (viii) currently no known competitors for ACI-19626, as described under “Item 4. Information on the Company—B. Business overview—Competition.”

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

Ongoing armed conflicts between Russia and Ukraine in Europe and among Israel, Iran, Hamas and other militant groups in the Middle East, have caused and could continue to cause significant market disruptions and volatility within the markets in Russia, Europe, the Middle East and the United States. In addition, the current political climate has intensified concerns about trade tariffs and a potential trade war between the United States and certain foreign countries, including China, Mexico and Canada, among others. These conflicts have created global security concerns that could have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and adversely affect our ability to commercialize our products (subject to regulatory approval) in affected regions. Currently, none of our clinical development or business activities are conducted directly or otherwise in Russia, Ukraine, Israel or other affected areas in the Middle East.

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

In April 2025, the U.S. government announced significant changes to its trade policy, including the imposition of broad tariff increases affecting all trading partners. The new tariff system consists of two tiers: a 10% baseline tariff on all imports to the United States and higher reciprocal tariffs on imported goods from approximately 60 countries. An initial 31% tariff was announced on goods imported into the U.S. from Switzerland, where our headquarters are located, which was subsequently increased to 39% by Executive Order on July 31, 2025. On December 10, 2025, Switzerland announced an agreement with the U.S. to reduce the tariffs to 15% retroactive to November 14, 2025. The tariffs are to be reduced if the products imported into the U.S. have U.S. content in them. However, the final implementation and size of the respective tariffs remains uncertain, particularly in relation to the pharmaceutical industry.

Globally, proposed tariffs by the U.S. government against its trading partners vary in their resolution status, as do potential retaliatory tariffs, and threats thereof, against U.S. goods. It remains too early to know what the ultimate impact of these potential and actual tariffs on our business and financial condition could be. In addition, ongoing changes in U.S. and foreign government trade policies, including potential modifications to existing trade agreements, could introduce additional uncertainty. Trade restrictions and export regulations, or increases in tariffs (including tariffs on imports from Europe) and additional taxes, including any retaliatory measures could have a material and adverse effect on our business, results of operations, or financial condition.

A public health crisis, such as the Covid-19 pandemic may impact our business, including preclinical and clinical trials and regulatory approvals.

In response to a public health crisis, governments, public institutions, and other organizations in countries and localities may take certain preventative or protective measures to combat the transmission of a disease, including the implementation of travel restrictions or bans, closures of non-essential businesses, limitations of public gatherings, other social distancing and shelter-in-place measures, and delays or cancellations of elective surgeries. A public health crisis could pose the risk that the Company, our employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time due to shutdowns that may be requested or mandated by state and federal governmental authorities.

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

Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have substantial experience with or been instrumental for us and our projects. Members of our key management include Andrea Pfeifer, Ph.D., our Chief Executive Officer; Christopher Roberts, our Chief Financial Officer; Piergiorgio Donati, our Chief Technical Operations Officer; Mark Danton, our Executive Vice President (EVP) EVP Artificial Intelligence and Information Systems; Günther Staffler, Ph.D., our EVP Development; Francesca Capotosti, Ph.D., our VP Research; Julien Rongère, Ph.D., our SVP for Regulatory Affairs and Quality Assurance; Gary Waanders, Ph.D., our SVP Investor Relations and Corporate Communications; Matthias Maurer, Ph.D., our SVP General Counsel; Bojana Portmann, Ph.D., our Vice President (VP) for Intellectual Property and Business Development (VP IP and BD); and Olivier Sol, M.D., our VP, Clinical Safety Officer.

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

Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the EU General Data Protection Regulation (GDPR), which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data. EU Member States are tasked under the GDPR to enact, and to have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU Member States and Switzerland (via its Federal Data Protection Act) governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates (and the obligations of sponsors of clinical trials acting as data controllers), the transfer of personal data out of the European Economic Area (EEA), the notification of security breaches and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or EUR 20 million, whichever is greater. The GDPR also applies to our key business partners, CROs and service providers, whether or not they are located in Europe, with which we share personal data subject to the GDPR. Additionally, following Brexit, we also are subject to the UK General Data Protection Regulation (UK GDPR) (i.e. a version of the GDPR as implemented into UK law), exposing us to two parallel regimes with potentially divergent interpretations and enforcement actions for certain violations. While the European Commission issued an adequacy decision which was extended until December 2031 in respect of the UK’s data protection framework, enabling data transfers from EU Member States to the UK to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories, the relationship between the UK and the EU in relation to certain aspects of data privacy and security law remains unclear. For example, such decision may be revoked in the future by the European Commission if the UK data protection regime is reformed in ways that deviate substantially from the GDPR. Although we do not have material operations in the UK, we cannot rule out potential disruptions in relation to the clinical regulatory framework applicable to our clinical studies in the UK, and to data privacy and security rules with respect to personal data sharing with vendors and clinical investigators in the UK, and we cannot predict future implications. Similarly, while on July 10, 2023 the European Commission adopted an adequacy decision concluding that the U.S. ensures an adequate level of protection for personal data transferred from the EEA to the U.S. under the EU-U.S. Data Privacy Framework (followed on October 12, 2023 with the adoption of an adequacy decision in the UK for the UK-U.S. Data Bridge and on August 14, 2024 by the new Data Privacy Framework between Switzerland and the U.S. adding the U.S. to the list of countries with an adequate level of data protection), such decision has faced, and is likely to face, in the future, legal challenges and ongoing legal uncertainty. In addition, additional costs may need to be incurred in order to implement necessary safeguards to comply with the GDPR, UK GDPR and the Swiss Federal Act on Data Protection (FADP) and potential new rules and restrictions on the flow of data across borders could increase the cost and complexity of conducting business in some markets. If our policies and practices or those of our key business partners, CROs or service providers are, or are perceived to be, insufficient, or if our users have concerns regarding our transfers of data, we could be subject to enforcement actions or investigations by individual EU, UK or Swiss data protection authorities or lawsuits by private parties. While we have taken steps to mitigate the impact of such complexities and uncertainties on us by implementing supplementary measures in accordance with the applicable regulations, the efficacy and longevity of these mechanisms remains uncertain due to the fast-moving regulatory environment.

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

Risks related to our relationships with third parties

If we fail to maintain our current strategic relationships with Eli Lilly and Company (Lilly), Janssen Pharmaceuticals Inc. (Janssen) part of the Janssen Pharmaceutical Companies of Johnson & Johnson, Lantheus Holdings, Inc. (Lantheus, formerly Life Molecular Imaging SA or LMI), Takeda Pharmaceuticals, USA, Inc. (Takeda) and other of our current or future strategic partners, our business, commercialization prospects and financial condition may be materially adversely affected.

In December 2018, we signed a license agreement with Lilly to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases (NDD). This collaboration commenced in Q1 2019. We are in a partnership with Janssen to develop and commercialize therapeutic anti-Tau active immunotherapies for the treatment of AD and potentially other tauopathies. We also have a diagnostic partnership with Lantheus for compounds, which bind pathological Tau for use as a PET tracer. In May 2024, we entered into a worldwide option and license agreement with Takeda for our active immunotherapies targeting Abeta, including ACI-24.060. Our collaboration partners each have the right to terminate their agreements with us for any reason upon providing us with a certain notice period. In April 2024, the termination of the collaboration agreements with Genentech, a member of the Roche group, became effective, and the Company regained the global rights to crenezumab and semorinemab in February 2025. If Lilly, Janssen, Lantheus, Takeda or other of our current or future strategic partners terminate their agreement with us at any time, it could delay or prevent development of our product candidates and materially harm our business, financial condition, commercialization prospects and results of operations.

Good relationships with Lilly, Janssen, Lantheus, Takeda and other of our current or future strategic partners are important for our business prospects. If our relationships with Lilly, Janssen, Lantheus, Takeda or other of our current or future strategic partners were to deteriorate substantially or if Lilly, Janssen, Lantheus, Takeda or other of our current or future strategic partners were to challenge our use of their intellectual property or our calculations of the payments which are owed under our agreements, our business, financial condition, commercialization prospects and results of operations could be materially adversely affected.

Lastly, our collaboration agreements with Lilly, Janssen, Lantheus and Takeda (in the case of Takeda, if it exercises its option under our agreement) provide each partner with control over, and responsibility for, the clinical development process, including obtaining regulatory and marketing approvals, manufacturing costs and sales and marketing costs. Future collaboration agreements may also relinquish development control to our partners. Our current or future collaboration partners may and do separately pursue competing products, therapeutic approaches or technologies to develop treatments for the diseases targeted by us or our collaborative efforts. Even if our partners continue their contributions to the collaborative agreements to which we are a party, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Our partners may also fail to fulfill their obligations under the collaboration agreements or may be slow in performing their obligations. Any of these circumstances could result in a material adverse impact on our business, financial condition, commercialization prospects or results of operations.

We may seek to form additional strategic alliances in the future with respect to our product candidates, and if we do not realize the benefits of such alliances, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

Our product development programs and the potential commercialization of our product candidates will require substantial additional liquidity to fund expenses and may require expertise, such as sales and marketing expertise, which we do not currently possess. Therefore, in addition to our relationships with Lilly, Janssen, Lantheus and Takeda, we may decide to enter into strategic alliances or to create joint ventures or collaborations with pharmaceutical or biopharmaceutical companies for the further development and potential commercialization of those and other of our product candidates.

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

In addition, any foreign suppliers we may utilize in the future may be subject to U.S. legislation, sanctions, trade restrictions and other foreign regulatory requirements, which may limit, delay, prevent or impair our ability to obtain preclinical and clinical trial materials for our product candidates. For example, the United States has recently passed legislation, namely the BIOSECURE Act (the “BIOSECURE Act”), to prohibit U.S. federal executive agencies from procuring or obtaining any biotechnology equipment or service produced or provided by a “biotechnology company of concern” or entering into or renewing a contract, loan, or grant with an entity that uses such biotechnology equipment or equipment. Specifically, on December 18, 2025, President Trump signed the National Defense Authorization Act for fiscal year 2026 into law, which includes the BIOSECURE Act. The BIOSECURE Act prohibits the U.S. government from procuring or obtaining biotechnology equipment or services produced or provided by a “biotechnology company of concern” (“BCC”); entering into, extending, or renewing government contracts with an entity that directly or indirectly uses biotechnology equipment or services from a BCC in performance of that federal contract; and/or issuing grants or loans to purchase, obtain, or use biotechnology equipment or services produced by a BCC. The BIOSECURE Act also prohibits U.S. government loan and grant recipients from using federal loan or grant money to enter into contracts with entities that use equipment from BCCs in the performance of any federal prime contract or subcontract. Companies designated as a BCC include those that are identified on the U.S. Department of Defense’s annual List of Chinese Military Companies, also known as the 1260H List, and the U.S. government also has the ability to designate entities as BCCs through a separate designation process. Given the BIOSECURE Act, we may be restricted in our ability to work with certain biotechnology companies to the extent we would contract with, or otherwise receive funding from, the U.S. government. This reliance increases the risk that we will not have sufficient quantities of our product candidates or products, if approved, or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

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

We are a clinical-stage biopharmaceutical company. Since 2003, although we have received upfront and milestone payments from our collaboration partners and certain other contract revenue, we have also incurred significant operating losses. We incurred net losses (defined as net loss attributable to owners of the Company) of CHF 70.4 million for the year ended December 31, 2025. In addition, we had accumulated losses of CHF 439.0 million as of December 31, 2025.

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

Although we have generated contract revenue from upfront and milestone payments related to our option, license and collaboration agreements, we have no products approved for commercialization and have never generated any revenue from product sales. Our ability to generate revenue and achieve profitability depends on our and our licensors’ and collaboration partners’ ability to successfully complete the development of, and obtain the marketing approvals necessary, to commercialize one or more of our product candidates. We do not anticipate generating revenue from product sales unless and until we or our collaboration partners obtain regulatory approval for, and commercialize, our product candidates. Our ability to generate future revenue from product sales depends heavily on our and our collaboration partners’ success in many areas, including but not limited to:

●	successfully completing research and clinical development of our product candidates, by us or our collaboration partners, as the case may be;
●	obtaining marketing approvals for our clinical product candidates, including our active immunotherapies (ACI-35.030, ACI-24.060 and ACI-7104.056), our small molecule drugs (ACI-19764 NLRP3 inhibitor, Morphomer-Tau, and Morphomer-a-syn), and diagnostics including Tau-PET tracer PI-2620, for which we or our collaboration partners complete clinical studies;
●	developing a sustainable and scalable manufacturing process for any approved product candidates, and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate (in amount, quality and time) products to support clinical development and the market demand for our product candidates, if approved;
●	launching and commercializing product candidates for which we obtain marketing approval, either directly or with a collaborator or distributor;
●	obtaining market acceptance of our product candidates as viable treatment or diagnostic options;

●	addressing any competing technological and market developments;
●	identifying, assessing, acquiring and/or developing new product candidates;
●	negotiating favorable terms in any collaboration, licensing, or other similar arrangements into which we may enter;
●	maintaining, protecting, acquiring and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and
●	attracting, hiring and retaining qualified personnel.

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

We are currently advancing our clinical product candidates through clinical development, either together with a collaboration partner (ACI 24.060, ACI35.030 and PI2620) or independently (ACI-7104.056 and ACI-19764). We expect our research and development expenses to continue to increase in connection with our ongoing activities, particularly as we and/or our collaboration partners continue our ongoing studies and initiate new studies of ACI-35.030, ACI-24.060, ACI-7104.056, and Morphomer Tau, and initiate preclinical and clinical development of our other product candidates.

As of December 31, 2025, we had cash and cash equivalents of CHF 26.8 million and short-term financial assets of CHF 64.6 million resulting in a total liquidity position of CHF 91.4 million. We currently believe that our existing capital resources, assuming no other milestone payments, will be sufficient to meet our projected operating requirements until the end of Q3 2027. We have based this estimate on assumptions with inherent uncertainty, and we could exhaust our capital resources sooner than we currently expect. In addition, changing circumstances, including inflation, may cause us to adjust our projected spending to amounts more than currently expected. We may also need to raise additional funds sooner than we anticipate due to various factors such as the scope and rate of progress of our development activities, regulatory approval outcomes and emergence of competing technologies, among others.

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

Until such time, if ever, as we can generate substantial product royalty revenue, we expect to finance our liquidity needs through a combination of equity offerings, debt financings, grants, and license and development agreements in connection with collaborations. In September 2020, the Company established an “at the market offering” (ATM) for the sale of up to USD 80.0 (CHF 64.0) million worth of our common shares from time to time by entering into an Open Market Sale Agreement (Sales Agreement) with Jefferies LLC (Jefferies). In Q1 2024, we filed a new registration statement on Form F-3 to replace the Company’s expiring registration statement on Form F-3 that had been filed in 2021. In Q3 2024, we entered into a new Open Market Sale Agreement with Jefferies dated August 6, 2024 to replace and extend the ATM program. In accordance with the terms of the Sales Agreement, we may offer and sell our common shares having an aggregate offering price up to USD 80.0 (CHF 64.0) million from time to time through Jefferies LLC, acting as our sales agent. We do not have any material committed external source of funds. In the event we need to seek additional funds, we may raise additional capital through the sale of equity, convertible debt or other securities. In such an event, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or proposing dividends to our shareholders.

If we raise additional funds through collaborations, strategic alliances, or marketing, distribution or licensing arrangements with third parties, we may have to grant or otherwise relinquish valuable rights to our intellectual property or future revenue streams.

Our ability to use tax loss carry-forwards in Switzerland may be limited.

As of December 31, 2025, we reported tax loss carry-forwards from financial years 2019 until 2025 for purposes of Swiss corporate income tax in the aggregate amount of CHF 362.3 million, which could be available to offset future taxable income. If not used, these tax losses will expire 7 years after the year in which they were incurred. Due to our limited income, there is a high risk that the tax loss carry-forwards will expire partly or entirely, and we will not be able to use them to offset future taxable income thereafter for Swiss corporate income tax purposes.

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

Further, the current administration has issued executive orders focused on decreasing prescription drug prices, including directing the Secretary of HHS to establish a mechanism through which American patients can buy drugs directly from manufacturers who sell at a most-favored-nation price and directing the United States Trade Representative and Secretary of Commerce to take action to ensure foreign countries are not engaged in practices that purposefully and unfairly undercut market prices and drive price hikes in the United States. In November 2025, CMS announced a voluntary initiative called the GENEROUS Model (GENErating cost Reductions fOr U.S. Medicaid Model) to introduce the option of most-favored-nation pricing to the Medicaid program, whereby a drug manufacturer may voluntarily offer supplemental rebates to participating state Medicaid programs for a manufacturer’s covered outpatient drugs. Government agreements with pharmaceutical companies and other measures that use most-favored-nation pricing targets for prescription drugs or that increase generic and biosimilar drug entry sooner than expected could have a material adverse effect on our industry, ability to set adequate pricing for new drugs to recover research and development costs, ability to attract potential investors and potential buyers in the future, or the pricing of products in the United States and in foreign countries. The impact of these and any future healthcare measures, executive orders, and agency rules implemented by the current administration on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates, if approved.

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

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA or EMA regulations, to provide accurate information to the FDA or the EMA, or intentional failures to report financial information or data accurately or to disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious harm to our reputation. In October 2025, we amended our code of conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

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

Under Swiss law, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits from previous fiscal years, or if the corporation has distributable reserves, each as evidenced by its audited statutory balance sheet. Freely distributable reserves are generally booked either as “free reserves” or as “capital contributions” (apports de capital, contributions received from shareholders) in the “reserve from capital contributions.” Distributions may be made out of issued share capital—the aggregate nominal value of a company’s issued shares—only by way of a capital reduction. The Articles of Association currently do not contain any capital band. To the extent the Company introduces the capital band in 2026, only net proceeds from capital increase using the capital band (less certain expenses and net of repayments from the Company) will be recognized as reserves from capital contributions at the end of validity period of the respective capital band. As of December 31, 2025, the Company has CHF 476.5 million of reserves from capital contributions confirmed by the Swiss Federal Tax Administration and CHF 2,202,019 of issued share capital (consisting of 110,100,925 common shares each with a nominal value of CHF 0.02 and no preferred shares) on its audited statutory balance sheet. Of the total issued shares and issued share capital, the Company holds 10,899,773 fully paid-in treasury shares representing CHF 217,995 of issued share capital.

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

We are reporting under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Swiss laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (ii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or of current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 4 months after the end of each financial year, whereas U.S. domestic issuers have filing deadlines for their annual report of 60, 75, or 90 days depending on their filer status. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

The independence of the members of the audit and finance committee is determined by home country regulations and the conditions of Section 10B of the Securities Exchange Act, excluding any Nasdaq Listing Rules. Section 10B of the Securities Exchange Act also prescribes qualification requirements for the audit and finance committee. Although Swiss law requires that we elect a compensation committee, we follow home country requirements with respect to such committee and our compensation, nomination and corporate governance committee is tasked with certain director nomination and governance responsibilities. As a result, our practice varies from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees, and from the independent director oversight of director nominations requirements of Nasdaq Listing Rule 5605I.

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as of June 30, 2026 (or the end of our second fiscal quarter in any subsequent fiscal year), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2027 (or the first day of the fiscal year immediately succeeding the end of such second quarter). In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the U.S. or (b) (i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50 percent of our assets cannot be located in the U.S. and (iii) our business must be administered principally outside the U.S. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

We were likely a passive foreign investment company (a “PFIC”) for certain of our previous taxable years. Although we believe we were likely not a PFIC for 2025, there can be no assurance that the Internal Revenue Service will agree. We cannot express any expectation regarding our PFIC status for 2026 or future taxable years. If we are a PFIC for any taxable year during which a U.S. investor owns our common shares, the investor generally will be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income (the “income test”) or (ii) 50% or more of the average value of our assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “asset test”). Passive income generally includes dividends, interest, certain non-active rents and royalties, and gains from financial investments. Cash is generally a passive asset. Goodwill and other intangible assets (the value of which may be determined by reference to the excess of the sum of a corporation’s market capitalization and liabilities over the value of its assets) are generally active assets to the extent attributable to business activities that produce active income. For purposes of the above calculations, we will generally be treated as if we hold our proportionate share of the assets of, and directly receive our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25% of the shares of such corporation by value.

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

Although we have not obtained valuations of our assets (including goodwill or going concern value) for 2025 and thus are not in a position to make a definitive determination regarding whether we were a PFIC for 2025, based on the composition of our income and assets during 2025 and the estimated value of our assets (which is based on our average market capitalization during 2025), we believe that we were likely not a PFIC for 2025. However, for the reasons described above there can be no assurance that the IRS will agree. Because our PFIC status is a factual annual determination that can be determined only after the end of the relevant taxable year, we cannot express a view regarding our PFIC status for 2026 or any future taxable year.

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

B.Business overview

AC Immune is a leading, clinical stage biopharmaceutical company advancing a portfolio of programs strategically focused on pioneering Precision Medicine for neurodegenerative diseases. Our highly differentiated approach aims to overcome the fundamental challenge in this therapeutic area – the high number of co-pathologies driving disease development and progression and the urgent need for more tailored therapeutic regimens.

Leveraging our dual proprietary technology platforms, SupraAntigen and Morphomer, we have built a comprehensive pipeline of first-in-class or best-in-class candidates spanning multiple treatment modalities and targeting both established and emerging neurodegenerative pathologies. We are currently advancing therapeutic programs targeting multiple pathologies related to Alzheimer’s disease (AD), Parkinson’s disease (PD) and other neurodegenerative disorders. Our pipeline assets are further validated by the multiple partnerships we have established with leading global pharmaceutical companies. We believe our clinically validated technology platforms and multi-target, multimodal approach will enable AC Immune to revolutionize the treatment paradigm for neurodegenerative disease by shifting it towards Precision Medicine and disease prevention.

Figure 1: AC Immune investment highlights

(1) As of December 31, 2025; excluding treasury shares; (2) As of December 31, 2025 (~USD 114.2 million)

Our Team

We have assembled an outstanding management team with relevant scientific, clinical and regulatory expertise. Our co-founder and Chief Executive Officer, Andrea Pfeifer, Ph.D., a Pharmacologist with a Ph.D. in cancer research and a former National Institute of Health researcher, has a 30+ years track record in senior R&D and business leadership roles in the life science industry leading transformative deals of more than CHF 4 billion. She was formerly Head of Nestlé Global Research and the co-founder of Nestlé Venture Fund. Piergiorgio Donati, Chief Technical Officer, joined AC Immune as Director, Global Program Management, now co-leading key transformative R&D initiatives having previous extensive pharmaceutical industry experience in Manufacturing, CMC, and Program Management at multinational companies including Glenmark Pharmaceuticals (as Head of CMC Program Development) and Merck Group (as Biotech CMC Lead), as well as R&D roles at Abiogen, Merck Group and Serono. Christopher Roberts, Chief Financial Officer, joined AC Immune as a member of AC Immune’s finance leadership team, and now leads all financial operations, financial planning and analysis (FP&A), treasury, and tax functions, as well as key transformation initiatives around R&D budgeting and automation. Christopher’s international experience includes roles within EY in the U.S., UK, and Switzerland has a background with high-growth life science companies in Switzerland, the US, and the UK, focusing on initial and follow-on offerings, SEC reporting, and SOX 404.

Our leadership team combines scientific acumen with real-world experience in their respective roles. Günther Staffler, Ph.D., is a skilled manager of translational research with extensive knowledge of global product development from early discovery to late stage clinical development in the biotech industry, as well as significant experience in project and program management. Francesca Capotosti, Ph.D., joined AC Immune in 2013 as a research scientist and has since been Team Leader, Global Project Leader, and now Vice President, Research, playing key roles in development of small molecules targeting Tau and a-syn, as well as AC Immune’s a-syn PET tracer program. Olivier Sol, M.D., VP, Clinical Safety Officer, brings broad industry experience in clinical development, medical, and regulatory affairs with a strong focus on central nervous system diseases. Julien Rongère, Ph.D., our SVP of Regulatory Affairs and Quality Assurance, gained specific expertise in the development of regulatory strategies for taking products from Phase 1 through to commercialization in the field of hematology/oncology and immunology/inflammation, including fast-to-market approaches, orphan drugs and pediatric development. Bojana Portmann, Ph.D., LL.M., has been with the company for 15 years and now leads its Intellectual Property and business development activities as VP, Intellectual Property and Business Development. Together our leadership team has led transformative partnering deals of more than CHF 4 billion to date.

Unmet need in neurodegenerative diseases

Neurodegenerative diseases, including dementias and motor disorders associated with protein misfolding, are prevalent, but there is a strong and growing need for reliable, early-stage diagnosis and disease-modifying treatments for these diseases. The growth in the number of people with neurodegenerative diseases has been significant, as evidenced by the prevalence of people affected by AD and PD, two of the most common neurodegenerative diseases.

●	The World Health Organization recognizes dementia as a global public health priority. Worldwide, there is a new case of dementia every 3 seconds, with an estimated global patient population of greater than 50 million in 2020. This is predicted to increase to 139 million by 2050 (Alzheimer’s Disease International).
●	The estimated total healthcare costs for the treatment of Alzheimer’s disease in the United States in 2022 was USD 321 billion per the Alzheimer’s Association. The worldwide cost for dementia is expected to increase to approximately USD 2.8 trillion annually by 2030 as the population ages (Alzheimer’s Disease International). If the estimated global costs of dementia were a country, it would be the 14th largest economy in the world.

Figure 2: Neurodegenerative diseases represent a large and growing market

(1) Neurodegenerative diseases; (2) Alzheimer’s disease; (3) Gustavsson et al. Alzheimer’s and Dement. 2023 19:658-670. https://doi.org/10.1002/alz.12694; (4) Monoclonal antibody; (5) alpha-synuclein; (6) TAR DNA-binding protein 43; (7) Amyotrophic lateral sclerosis; (8) Limbic-predominant age-related TDP-43 encephalopathy

Diagnosis typically takes the form of observation of cognitive, functional and behavioral impairment and other symptoms of the diseases, which are generally only apparent after irreversible neuronal damage has already occurred. In the United States, through Q1 2026, there were only two approved disease-modifying therapies for AD. These provided incomplete clinical efficacy, presented non-negligible safety risks or failed to halt disease progression. A subcutaneously administered formulation of one of the approved products resulted in a higher rate of ARIA-E (amyloid related imaging abnormalities – edema related) and still required frequent dosing making it unsuitable for prevention. Despite these shortcomings, marketed therapies, such as Eisai and Pfizer’s Aricept which only address symptoms, have achieved peak annual global sales of approximately USD 2.4 billion prior to loss of exclusivity. Similarly, in the treatment of PD, the current standard of care is intended only to alleviate clinical symptoms.

Lecanemab, an investigational anti-Abeta (amyloid beta) protofibril antibody for early AD (developed by Eisai Co., Ltd. and Biogen Inc.) was granted accelerated approval as a treatment for AD in the U.S. by the U.S. FDA on January 6, 2023. On July 6, 2023, FDA converted lecanemab’s accelerated approval to a traditional approval for the treatment of Alzheimer’s disease.

Lecanemab has been approved in the U.S., Europe, Japan, China, Canada, Australia, South Korea, Hong Kong, Macau, Israel, the United Arab Emirates, Great Britain and Mexico for the treatment of Alzheimer’s disease (AD) in patients with Mild Cognitive Impairment (MCI) or mild dementia stage of Alzheimer’s disease. The administration by intravenous infusion every 2 weeks remains a significant inconvenience for vulnerable patients and their care givers as well as a further burden on healthcare infrastructure.

The second approved disease-modifying treatment, donanemab, is a monoclonal antibody targeting pyroglutamate (pyroGlu) Abeta. Donanemab was approved in the U.S., Europe, Japan, China, Australia and Great Britain for the treatment of MCI and mild dementia due to Alzheimer's disease. While donanemab is administered only every 4 weeks, it also presents similar non-negligible safety risks, which, depending on ARIA severity, might require interruption or permanent discontinuation of treatment.

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

Figure 3: Misfolded proteins key impact on the pathology of neurodegenerative diseases

Typically, protein misfolding occurs following cellular stress, which can be triggered by many different, largely unknown, causes. A cascade of molecular events begins with the misfolding of single proteins within a cell, which then aggregate and ultimately form larger aggregates including plaques and tangles. These misfolded proteins are then exported or shed from dying neurons where they can spread to healthy cells nearby. Once inside, misfolded proteins can interact with normal proteins and cause them to misfold in a process known as “seeding,” leading to spreading of the disease pathology throughout the brain, increased neuronal death and a progressive decline in cognitive function.

The Figure above also shows how our therapies are designed to intervene and prevent key pathological steps in the progression of neurodegenerative diseases. They are designed to (i) prevent initial misfolding; (ii) promote disaggregation of misfolded proteins; (iii) inhibit spreading of pathological protein to healthy cells; (iv) prevent seeding of new misfolded protein aggregates inside healthy cells; and (v) inhibit downstream neurodegeneration. This robust approach to targeting neurodegenerative diseases is enabled by our two validated technology platforms, SupraAntigen and Morphomer, which generate highly specific biologics and small molecule inhibitors, respectively, that can distinguish normal from misfolded proteins and inhibit key disease pathways both inside and outside of cells.

Our strategic vision

Our goal is to continue leveraging our proprietary discovery platforms, SupraAntigen and Morphomer, to shift the treatment paradigm for neurodegenerative disease towards Precision Medicine. Our business strategy is focused on three corporate pillars including our Active Immunotherapy approach and our small molecule assets targeting intracellular pathologies, both generating business development opportunities supporting our third pillar.

Figure 4: AC Immune’s business strategy

Our product development strategy focuses on two core value drivers: (i) Active Immunotherapies being developed for the treatment and prevention of Alzheimer’s disease (AD) and Parkinson’s disease (PD); and (ii) Intracellular targeting with brain penetrant small molecule programs targeting intracellular pathologies as shown in Figure 5.

Our strategy reflects our unique Precision Medicine approach, which ultimately creates differentiation due to our ability to address the high levels of co-pathologies present in AD and other neurodegenerative diseases. Much like cancer, neurodegenerative diseases are heterogeneous and may require multiple therapeutic interventions tailored to patients’ specific disease drivers, to be used in combination in order to more effectively modify the course of disease. Ultimately, it is our belief that this approach will increase the chance of treatment success by enabling clinical trial participants to be better defined by their various proteinopathies, allowing for treatment with the right therapies at the right time.

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

We have developed PET imaging agents for clinical trials to one day deliver Precision Medicine for patients with neurodegenerative conditions. We believe this will enable a combination therapy approach to treat each patient's unique disease by addressing the right proteinopathy, in the right patient, at the right time.

Figure 5: AC Immune’s product development strategy

(1) Small molecules

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

Key elements of our approach include:

1.Execution on advancing our product candidates, in partnership or alone, from clinical development to regulatory approval and potential commercialization

Figure 6: Our broad and robust pipeline of therapeutic candidates

(1) Phosphorylated Tau; (2) amyloid beta; (3) alpha-synuclein; (4) (NOD)-like receptor protein 3; (5) Progressive supranuclear palsy

Our clinical stage product candidates include:

Active Immunotherapies

●	ACI-7104.056. ACI-7104.056, our wholly owned active immunotherapy targeting pathological a-syn, is currently being tested in a placebo-controlled, double-blind, adaptive, biomarker-based Phase 2 study (VacSYn; NCT06015841) in the EU and in the UK. This trial is evaluating the safety and immunogenicity of ACI-7104.056 against a-syn and pathological a-syn species in early PD. Additionally, disease-specific imaging and fluid biomarkers and progression of motor and non-motor symptoms of PD will be monitored. The VacSYn trial commenced in July 2023 with the dosing of the first patient and is progressing well with over 30 patients randomized in Part 1 of the study. Interim analyses have shown that ACI-7104.056 induces strong anti-a-synuclein antibody levels. ACI-7104.056 is well tolerated with no safety issues related to the study drug reported to date. A further interim analysis was conducted in H2 2025. The results from this interim analysis show that targeting a-syn pathology with an active immunotherapy could potentially slow the rate of progression of PD. Disease-related biomarker results, including a-syn CSF levels and neurofilament light chain (NfL), suggest potential stabilization of PD pathology. Plasma glial fibrillary acidic protein (GFAP) and dopamine transporter (DaT) SPECT imaging show trends toward disease modification. In addition, total scores on Part III of the Movement Disorder Society-Unified Parkinson's Disease Rating Scale (MDS-UPDRS) are suggestive of a trend for disease stabilization. The consistent signs of efficacy, together with the continued strong safety profile, provide a compelling rationale to progress ACI-7104.056 into more advanced clinical development.
●	ACI-24.060 for AD and for AD in DS. ACI-24.060 is AC Immune’s anti-Abeta active immunotherapy being evaluated in patients with prodromal AD and in subjects with DS. ACI-24.060 contains Abeta unrelated T-helper cell epitopes to increase the magnitude and the boostability of the antibody response against pathological Abeta. It has demonstrated tolerability and immunogenicity in mouse and NHP studies. ACI-24.060 is currently being tested at 3 different incremental doses in the ABATE Phase 1b/2 trial (NCT05462106) and the pharmacodynamic effect, including the amyloid plaque reduction is being assessed using Abeta-PET imaging.

ABATE is a multicenter, adaptive, double-blind, randomized, placebo-controlled study designed to assess the safety, tolerability, immunogenicity, and pharmacodynamic effects of ACl-24.060 in subjects with prodromal AD and in adults with Down Syndrome (DS) with evidence of brain amyloid plaques at PET scan. The Clinical Trial Application (CTA) was approved by the UK Medicines and Healthcare Products Regulatory Agency (MHRA) and Spanish Agency for Medicines and Health Products (AEMPS) with the first AD patient dosed in June 2022. In June 2023, AC Immune received Fast Track designation from the FDA for ACI-24.060, for the treatment of AD. This followed FDA clearance of the Investigational New Drug (IND) application in May 2023 enabling the ABATE study to include clinical trial sites to enroll participants with DS in the U.S. Based on the safety profile and induction of an anti-Abeta antibody response post-dosing of ACI-24.060 in patients with AD, dosing of the first individual with DS occurred in June 2023. ACI-24.060 has been shown to be generally well tolerated in individuals with AD and with Down syndrome, noting in particular that no case of Amyloid-Related Imaging Abnormalities-vasogenic edema (ARIA-E) has been reported at brain MRI in these two study populations. Based on data available as of December 2025, the most frequently reported adverse events are injection site reactions and headaches. The majority of serious adverse events (SAEs) are either unlikely related or not related to study treatment, including one SAE with a fatal outcome. Only two SAEs in subjects with AD are considered possibly related to the study treatment.

Preliminary insights from blinded cohorts AD1, AD2 and AD3 showed that ACI-24.060 induced immunogenicity at all tested doses in subjects with AD, with higher doses showing increased anti-Abeta1-42 IgG titers and responder rates. Repeated immunizations led to a boosting effect across all dose levels and cohorts AD2 and AD3 showed a more durable and sustained immune response (Post, AD/PD 2025).

As announced on May 13, 2024, this program is the subject of an exclusive option and license agreement with Takeda Pharmaceuticals USA, Inc. (Takeda). Under the terms of the agreement, AC Immune received an upfront payment of USD 100.0 (CHF 92.3) million from Takeda and is eligible to receive payments of up to approximately USD 2.1 (CHF 1.7) billion including an option exercise fee in the low-to-mid nine-figure USD range and potential development, commercial and sales-based milestone payments. Upon commercialization, AC Immune will be entitled to receive tiered mid-to-high teens percentages royalties on worldwide net sales. Further details related to the agreement are available on the Current Report on Form 6-K furnished by the Company on May 13, 2024 with the SEC.

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

A post-hoc analysis of the Phase 1b/2a clinical trial results revealed evidence for alteration of AD-related plasma biomarkers as statistically significant differences in changes from baseline of plasma pTau217 and brain-derived Tau between the mid- and high-dose ACI-35.030 and the pooled placebo group at different timepoints (Sol O. et al, eBioMedicine, 2025; 120: 105940). In addition, it was shown that ACI-35.030-induced antibodies might have the functional capacity to interfere with seeded tau aggregation as in serum from a subset of ACI-35.030-immunized patients inhibited seeding induced by pathological Tau species in an in vitro cell-based model.

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

Consequently, ACI-35.030/JNJ-2056 is now being assessed in subjects with preclinical (i.e., pre-symptomatic) AD in the Phase 2b study ReTain (NCT06544616). The ongoing trial aims to randomize approximately 500 participants with confirmed early-stage Tau pathology, who will be treated over a four-year period. The trial will include interim biomarker analyses potentially allowing for acceleration towards a regulatory filing. JNJ-2056 was granted Fast Track designation by the FDA, for the treatment of AD in July 2024. In September 2024, AC Immune received a milestone payment triggered by the rapid rate of prescreening in the potentially registrational Phase 2b ReTain trial and the first patient was dosed in H2 2024.

AC Immune SA has been informed by Johnson & Johnson, in relation to the Phase 2b study ReTain (NCT06544616), that while the Phase 2b ReTain trial continues, enrollment has been temporarily paused while Johnson & Johnson evaluates aspects of the trial (including recruitment). There is no change for enrolled participants at this time, and they will continue to be treated and followed according to the protocol. The temporary pause in recruitment is voluntary and not related to new safety findings, and the trial’s pre-specified interim immunogenicity threshold was met.

Small Molecule Drugs

●	ACI-19764. Our proprietary Morphomer platform has delivered a potent, selective and highly brain penetrant NLRP3 inhibitor, ACI-19764, potentially a best-in-class compound. ACI-19764 has a brain/plasma ratio of 0.7 in rats and a CSF/plasma ratio of 1.0 in dogs. In assays with human macrophages and human whole blood, ACI-19764 potently (2nM and 20.5nM, respectively) and selectively blocks the release of NLRP3-mediated effectors, including inflammatory cytokines (IL-1b and IL-18) and ASC (apoptosis-associated speck-like protein containing a C-terminal caspase recruitment domain). The compound showed excellent safety and tolerability in preclinical models and has a predicted human oral dose of 40mg per day. ACI-19764 key preclinical data were presented at AD/PD 2024, ITS 2024, the 8th Venusberg meeting 2025 and at EASD 2025. IND/CTA-enabling studies were completed in Q3 2025. A CTA for the First-In-Human study ACI-19764-2501, which will be conducted in the Netherlands, was submitted to CTIS on November 17, 2025. ACI-19764-2501 is a single-center, double-blind, randomized, placebo-controlled Phase 1 Study. It is investigating the safety, tolerability, pharmacokinetics, target engagement and pharmacodynamics of single- and multiple-ascending doses of ACI-19764 in healthy participants. The First subject was dosed in the trial in February 2026. Data for both SAD and MAD are expected in Q4 2026. An additional cohort in a relevant patient population, exploring the pharmacodynamics of ACI-19764, may be added based on the results of the phase 1 and following submission and approval of a protocol amendment.
●	Morphomer Tau aggregation inhibitors. We are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD. These compounds have the capability of potentially inhibiting Tau aggregation intracellularly and to possibly stop Tau propagation extracellularly. Several lead compounds were identified in 2025 with the goal to move into IND/CTA-enabling activities in 2026. In parallel, a customized Tau PET ligand has been identified to be possibly used early in clinical development to assess the target engagement of the therapeutic compound, offering a unique opportunity to accelerate and re-disk clinical development.

Monoclonal Antibodies

●	Semorinemab. Semorinemab is an investigational monoclonal anti-Tau antibody that targets the N-terminal portion of the Tau protein and is designed to bind to Tau and slow its spread between neurons for the treatment of AD. AC Immune regained the global rights to semorinemab in February 2025, following termination of the collaboration agreement with Genentech, a member of the Roche Group, which termination became effective in April 2024. The Company will continue to review and evaluate available data sets, before decisions are made on potential further development and other opportunities.
●	Crenezumab. Crenezumab is a humanized monoclonal antibody, an investigational treatment designed to slow AD progression by neutralizing neurotoxic Abeta oligomers. It was designed by AC Immune to be a conformation-specific monoclonal antibody targeting multiple forms of misfolded Abeta. AC Immune regained the global rights to crenezumab in February 2025, following termination of the collaboration agreement with Genentech, a member of the Roche Group, which termination became effective in April 2024. AC Immune will continue to review and evaluate available data sets, before decisions are made on potential further development and other opportunities.
2.	Our diagnostic portfolio

The early detection of neurodegenerative diseases may be critical to enhancing the effectiveness of both symptomatic and disease-modifying therapies. As a result, therapeutic development for AD increasingly focuses on treating early-stage disease to delay or prevent progression and to preserve the maximum amount of cognitive function before it is irreversibly lost. Most clinical studies now target mild or even preclinical stages of the disease increasing the need for accurate diagnosis that is independent of potentially subjective cognitive metrics. At least one study estimated that as many as one third of patients in previous AD studies did not in fact have AD. There is thus a substantial need for accurate and early diagnosis of AD and other neurodegenerative diseases, and diagnostic products will have a key role in generating a new treatment paradigm, including by selecting more uniform and stage-specific clinical study subjects, tracking patient progress and results, managing patients who are receiving treatment, and ultimately diagnosing disease at its earliest stage for immediate treatment.

We have developed a suite of imaging agents now in clinical stage development. These were designed to be first-in-class or best-in-class PET scanning diagnostics, which could enable improved diagnosis of pathologies, patient selection and assessment of clinical trial outcomes. There are four such agents in our imaging pipeline, developed using our proprietary technology platforms and targeting: Tau, a-syn and TDP-43 (see Figure 6). Leveraging our Morphomer platform, we developed proprietary PET imaging agents for diseases resulting from the misfolding of a-syn and TDP-43 proteins. AC Immune’s candidates have high affinity and target specificity, as well as favorable central nervous system (CNS) pharmacokinetic properties. No such products are currently available for these important pathologies.

Figure 7: Our pipeline of Precision Medicine-enabling diagnostic candidates

(1) Alpha-synuclein; (2) TAR DNA-binding protein 43; (3) Positron emission tomography; (4) Multiple system atrophy; (5) Amyotrophic lateral sclerosis; (6) Alzheimer’s disease

●	PI-2620. PI-2620 (now also known as LNTH-2620) is the Tau-PET imaging agent discovered during the collaboration between AC Immune and Life Molecular Imaging (acquired by Lantheus Holdings, Inc. in July 2025)). PI-2620 is a next-generation radioactive tracer used in PET scans to detect and visualize tau protein tangles in the brain, a key biomarker for Alzheimer’s disease and other neurodegenerative disorders. Results from clinical studies have been presented at conferences such as AAIC and published in peer-reviewed journals such as Journal of Nuclear Medicine. Life Molecular Imaging moved PI-2620 into a pivotal Phase 3 histopathology trial called ADvance in AD (NCT05641688) and made a milestone payment to AC Immune. In August 2024, Life Molecular Imaging received FDA Fast Track Designation for the diagnostic PI-2620, in three neurodegenerative conditions: AD, PSP, and CBD.
●	ACI-12589 and ACI-15916. Our Morphomer platform has delivered the first clinically validated a-syn-PET tracer, ACI-12589, which now can support the differential diagnosis of multiple system atrophy (MSA) from other neurodegenerative diseases. Compared to ACI-12589, ACI-15916 our next generation a-syn PET tracer, shows significantly higher target occupancy in brain slices from idiopathic forms of PD and has therefore the potential to enable imaging of a-syn pathology in patients with PD. CTA-enabling studies for ACI-15916 were completed in H2 2024 and the Phase 1 trial in PD was initiated in Q1 2025. The readout from this study is expected in H1 2026.
●	ACI-19626, TDP-43 imaging FIH study. Our Morphomer platform has delivered the first-in-class TDP-43 PET tracer, [18]F-ACI-19626 currently being evaluated in an FIH study in healthy volunteers as well as in patients with different TDP-43 proteinopathies. In vitro, ACI-19626 shows optimal binding potential in frontotemporal lobar degeneration (FTLD)-TDP brain tissue with no binding to physiological TDP-43, excellent selectivity over other aggregated proteins commonly present in neurodegenerative diseases and aging brain, and an excellent brain PET-ligand pharmacokinetic profile (Vokali et al., 2025 Nature Comm). The ongoing FIH study was initiated in Q1 2025 and initial results suggest higher brain uptake in genetic FTD cases compared to healthy controls in the relevant brain regions for TDP-43 pathology. The study will further explore the signal in patients with genetic FTD and ALS, among others. This PET tracer is envisioned to enable early and differential diagnosis, and could have a high impact, opening new opportunities for therapeutic interventions in diseases with high unmet medical needs and huge societal burdens, such as ALS, FTD and AD.

Our various PET tracers have been validated through prestigious and competitive grants from the MJFF, EU Joint Programme – Neurodegenerative Disease Research’ (JPND) and Target ALS Foundation. If validated clinically, our tracers could become the first in the world to effectively diagnose these respective proteinopathies, which are highly relevant for multiple neurodegenerative diseases. AC Immune aims to see these programs carried forward in collaboration with partners after Phase 1 results.

3.	Continuing to optimize our long-term growth by selectively partnering product candidates for global development and commercialization

We have a strong track record of establishing value-driving collaboration agreements with leading pharmaceutical companies, such as Janssen, Takeda, Lilly and Lantheus. This strategy allows us to leverage our partners’ scientific, development, manufacturing and commercialization expertise and other resources while partially monetizing our investments, de-risking and accelerating the development of our product candidates. This strategy also enables us to use non-dilutive partnership revenue to bolster our investment into our early-stage proprietary programs and fuel our continued growth. Our collaboration agreements are summarized in the table below:

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

For any additional product candidates targeting large markets, we may, if appropriate, selectively partner with leading companies that we believe can contribute development, manufacturing and marketing expertise, geographic reach and/or other resources that can enhance the value of our wholly-owned products. We will continue to seek to retain certain indications and/or geographies, such that we could begin to grow our own marketing capabilities and develop AC Immune into a fully integrated pharmaceutical company.

The benefits of our clinically-validated, proprietary technology platforms

The engines that drive our growth are our two unique proprietary and versatile technology platforms: our SupraAntigen platform for biological and immunological product candidates, and our Morphomer platform for small molecule product candidates. These clinically-validated platforms are designed to generate candidates which selectively interact with the target pathologic proteins that are common in a broad range of neurodegenerative diseases. The key aspect of both our SupraAntigen and Morphomer technology platforms is conformational specificity, which we believe is central to the development of effective and safe therapeutics for neurodegenerative diseases.

Our SupraAntigen platform drives the production of antibodies targeting misfolded proteins by immunization using target antigens displayed on the surface of liposomes, which mimic the specific pathological form of the protein.

Our Morphomer platform selects small molecular weight compounds to target the aggregation of misfolded pathologic proteins inside the cell and prevent the formation of new misfolded proteins in healthy neighboring cells by reducing the seeding process. Small molecules derived from our Morphomer platform, which we refer to as Morphomers, not only inhibit aggregation of pathological proteins, but also promote disaggregation of already formed aggregates, thereby potentially enhancing their therapeutic potential even in established disease states.

Figure 9: SupraAntigen and Morphomer platforms: an integrated approach to CNS-specific therapies

(1) Nanomolar; (2) Picomolar; (3) Central nervous system; (4) Blood-brain barrier; (5) alpha-synuclein; (6) TAR DNA-binding protein 43

The SupraAntigen platform was first developed by AC Immune to overcome a challenge common to neurodegenerative diseases: the lack of immunogenicity of the disease-causing self-proteins. Using liposomes to present specific antigens designed to evoke an immune response, SupraAntigen generates conformation-specific antibodies for immunotherapy in neurodegenerative diseases. The overarching idea behind the platform is that antibodies are well-suited to target extracellular proteins, interrupt spreading of pathological proteins, and break up and clear aggregates of misfolded proteins through phagocytosis.

AC Immune has significant know-how in the design and manipulation of liposomes carrying a specific antigen of choice to generate antibodies targeting neurodegenerative diseases. Through immunization using SupraAntigen-based products, so-called active immunotherapy, antibodies that specifically target the pathological forms of the target proteins are produced naturally by the patient with very high affinity without further optimization. This immune response can be long-lasting and may be ideal to prevent the onset of a disease, as the immune system is now primed to rapidly attack specific disease-causing misfolded proteins.

Product candidates generated utilizing the SupraAntigen platform include active immunotherapies (i) ACI-35.030, which is in the ongoing ReTain Phase 2b clinical trial in preclinical AD, and (ii) ACI-24.060 in the ABATE Phase 1b/2 study in subjects with prodromal AD and in adults with DS.

The Morphomer platform is designed for the development of small molecules (Morphomers) able to bind/interact with misfolded proteins in the brain (typically misfolded into so called beta-sheet structures which contain fibrillary aggregates). Morphomers can target specific pathological protein aggregates in any brain compartment and are equally well suited for therapeutic and diagnostic applications.

AC Immune’s extensive know-how has enabled the identification of rationally designed CNS compounds that penetrate the brain and demonstrate high selectivity for the target. This knowledge has been used to create the Morphomer library of almost 20,000 compounds that display these favorable characteristics, making the library an ideal starting point to develop molecules targeting human proteinopathies of the CNS. Selecting CNS candidates using the Morphomer platform improves efficiency and accelerates the early stages of the drug development process. Extensive expertise in medicinal chemistry and a suite of proprietary assays developed to screen and validate candidate compounds enables AC Immune to rapidly optimize multiple, highly diversified leads for further preclinical and clinical development.

Therapeutic product candidates generated by the Morphomer platform include our Morphomer Tau and Morphomer a-syn programs, while diagnostic programs include PI-2620 in Phase 3 in Alzheimer’s disease, ACI-12589 in a Phase 1 clinical trial in MSA and our TDP-43-PET imaging agent in a Phase 1 study in genetic FTD. ACI-15916, our next-generation a-syn-PET tracer for PD is also in an ongoing Phase 1 study.

Shifting the treatment paradigm for neurodegenerative disease towards precision medicine and disease prevention

Modifying the progression of the disease requires targeting the specific underlying biological processes that drive disease progression. These processes evolve over the course of many years prior to manifestation of symptoms and many neurons may be lost prior to clinical manifestation. Earlier intervention or prevention of the disease could have a major impact, but it requires accurate disease detection prior to developing symptoms. Due to recent advancement in biomarker research, people at risk of developing AD can be diagnosed 10-20 years before symptoms occur. This is opening a completely new market segment for the prevention of NDD in which active immunization will play a key role. This early, and potentially preventative, Precision Medicine approach may ultimately lead to better disease management for patients with neurodegenerative diseases.

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

With our unique approach focused on Precision Medicine, we believe that our disease-modifying treatment product candidate pipeline will reshape the clinical course and treatment of neurodegenerative diseases.

Our clinical programs in detail:

ACI-24.060 – anti-Abeta active immunotherapy

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

Study part 1:

Study part 1 includes 2 subparts:

Part 1a (cohorts AD1 to AD3) is currently conducted in subjects with prodromal AD to assess the effect of study drug (ACI-24.060 at three different incremental doses or placebo) administered over 48 weeks.

Part 1b (cohort AD4) is planned to be initiated in H1 2026 in participants with prodromal AD to assess the effect of the administration of different doses of ACI-24.060 optimized formulation compared to placebo over 74 weeks.

The study drug is being administered via intramuscular injections.

Randomized AD subjects respectively receive five study drug injections (ACI-24.060 or placebo) at weeks 0, 4, 12, 24, and 48 in study part 1a, or six study drug injections (ACI-24.060 optimized formulation or placebo) at weeks 0, 4, 12, 24, 48 and 74 in study part 1b. For each study subject, there is a 26-week follow-up period after the treatment period.

Up to four cohorts and up to four subcohorts may be included respectively in study parts 1a and 1b. Each cohort may differ from the others in terms of the dose per injection and/or the administration regimen with the possibility to expand any cohort at any time point to better understand antibody response and/or safety and tolerability. The initiation of randomization in the subsequent cohort(s)/subcohort(s) is based on interim safety and tolerability data review from the previous cohort(s)/subcohort(s) and Data and Safety Monitoring Board (DSMB) approval.

Interim analyses on safety/tolerability and immunogenicity may be conducted in each cohort/subcohort at different predefined study time points. These interim data may also be supplemented by pharmacodynamic data (e.g., fluid biomarkers and/or amyloid-PET, as applicable) and interim clinical/cognitive data.

To date, the benefit/risk of the use of study drug in subjects with AD and in individuals with DS is considered favorable. It is particularly noteworthy that no case of ARIA-E (Amyloid-Related Imaging Abnormalities-vasogenic edema) has been reported to date at brain MRI in study participants. The incidence of ARIA-H (Amyloid-Related Imaging Abnormalities – microhaemorrhages), all asymptomatic to date, has been mainly reported in subjects with AD, and is within the expected range observed with placebo in recent trials in early AD.

The data from the blinded interim analyses on immunogenicity of ACI-24.060 have shown evidence of anti-Abeta antibody responses against toxic Abeta species. ACI-24.060 induced immunogenicity at all tested doses in subjects with AD, with higher doses showing increased anti-Abeta1-42 IgG titers and responder rates. Repeated immunizations led to a boosting effect across all dose levels and cohorts AD2 and AD3 showed a more durable and sustained immune response.

The Company’s CTA received approval from the UK MHRA in Q2 2022 and from the AEMPS in Q3 2022 to initiate development of ACI-24.060 in patients with prodromal AD and in adult subjects with DS with presence of brain amyloid pathology.

Study part 1 is being conducted in several centers located in the UK and Spain. Dosing in prodromal AD subjects was initiated in June 2022 and the study is being pursued in the 3 dose-level cohorts. Notably, study part 1b is to be conducted in the UK and in the US, and is anticipated to be initiated in H1 2026.

Study part 2:

Study part 2 is planned to be conducted in up to 88 non-demented adults living with DS and with confirmed presence of amyloid pathology by PET scan. The goal is to assess the effect of study treatment (ACI-24.060 or placebo) administered over 74 weeks.

Randomized subjects with DS receive their first six injections (ACI-24.060 or placebo) according to the same schedule administered in study part 1, at weeks 0, 4, 12, 24, 48, and 74. For each study subject, the treatment period is followed by a 26-week follow-up period.

Dosing in DS subjects in study part 2 was initiated in June 2023 at the first dose-level of ACI-24.060 used in prodromal AD subjects that was previously shown to be immunogenic, safe and well tolerated. Recruitment in the second dose-level cohort (mid dose of ACI-24.060) in DS was completed and dosing in the high-dose cohort was initiated in February 2025.

Interim analyses may be conducted at different predefined study time points, during the treatment period and during the follow-up period. As of December 2025, interim safety and tolerability data from the three cohorts of individuals with DS receiving low, mid, and high-doses of ACI-24.060 or placebo have been shown to have a favorable benefit-risk ratio with no serious adverse event (SAE) considered related to study treatment to date. No SAE related to study treatment and no case of amyloid-related imaging abnormalities (ARIA) have been observed in this study population to date. One SAE considered not related to study treatment had a fatal outcome in one subject with DS.

In June 2023, AC Immune received Fast Track designation from the FDA for ACI-24.060, for the treatment of AD. This followed FDA clearance of the Investigational New Drug (IND) application enabling expansion of the ABATE study to include clinical trial sites and participants in the USA.

Dosing of subjects with DS in study part 2 is ongoing in Spain, in the UK and in the USA where the IND was approved in May 2023.

ACI-7104.056 – anti-a-syn active immunotherapy

ACI-7104.056 is an optimized peptide-conjugate active immunotherapy formulation designed to induce a-syn-specific antibodies recognizing aggregated a-syn species that have been demonstrated to drive Parkinson’s disease pathology and progression. In contrast, ACI-7104.056-induced antibodies do not bind to the monomeric, physiological form of a-syn.

A substantial package of preclinical and clinical data was generated with the predecessor of ACI-7104.056. Furthermore, ACI-7104.056 has been shown to be highly immunogenic in non-human primates, with induced antibodies binding selectively to pathological forms of a-syn.

ACI-7104.056’s predecessor was the first active immunotherapy candidate against pathological a-syn to be tested in a clinical study involving patients with early PD. A series of Phase 1 studies were completed in June 2018. The first dosing in the Phase 2 VacSYn trial to evaluate ACI-7104.056 was performed in July 2023. VacSYn is an adaptive, placebo-controlled, and biomarker-based Phase 2 study in patients with early PD, consisting of two parts.

Mechanism of action

●	ACI-7104.056 comprises a short engineered and optimized antigenic a-syn peptide. This peptide coupled to a carrier protein facilitates the induction of an a-syn-specific antibody response that binds to toxic aggregated a-syn species with high selectivity (Mandler M et al., Acta Neuropathol, 2014).

●	Immunization of wild-type and transgenic mice, resulted in high antibody titres in plasma, which crossed into the cerebrospinal fluid (CSF) and recognized a-syn aggregates. Immunization resulted in a decreased aggregation and accumulation of a-syn oligomers in brains of transgenic animals (Mandler M et al., Acta Neuropathol, 2014).
●	Clearance of a-syn was accompanied by reduced neurodegeneration in both in vivo models and by improvements in motor and memory deficits the mThy1 and the PDGF-human a-syn transgenic mice, respectively (Mandler M et al., Acta Neuropathol, 2014).

Clinical development

Phase 1 study design

The safety, tolerability and immunogenicity of the ACI-7104.056 anti-a-syn active immunotherapy predecessor were studied over a three-and-a-half-year period in 24 early PD subjects and were previously published (Volc et al., The Lancet Neurology, 2020). There were four consecutive studies in this group of patients, with patients randomized to receive a lower or higher dose of the alpha-synuclein active immunotherapy. After four priming doses, subjects were re-randomized to receive a booster injection at one of the two doses, followed by a second booster injection at the high dose.

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

Pharmacological and clinical effect

Evidence for in vivo target engagement was observed in these Phase 1 studies in PD, as immunization was associated with a decrease in oligomeric a-syn in CSF of treated patients (Volc et al., The Lancet Neurology, 2020). Post hoc analyses of this study series delivered highly encouraging data with respect to identification of a potential biomarker for PD, including:

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

These combined data support the role of a-syn in disease progression and demonstrate that a-syn directed immunization has the potential to positively impact clinical outcome. Recent clinical data from an anti-a-syn monoclonal antibody (mAb) evaluated in PD further suggested possible benefits of targeting a-syn in early PD. The optimized formulation, ACI-7104.056, is now being tested in early PD subjects in EU and in the UK in a Phase 2, multicenter, placebo-controlled, double-blind, randomized study (VacSYn study; NCT06015841). The study profile includes a screening period of up to 8 weeks, a 74-week double-blind treatment period, and a 26-week post-treatment follow-up period. The first dosing was performed in July 2023. Enrollment of Part 1 was completed by the end of 2024 with over 30 patients randomized to receive ACI-7104.56 or placebo at a ratio of 3:1. Safety and immunogenicity interim analyses from the trial were reported in H2 2024, and showed strong antibody responses directed against a-syn after two immunizations. Patients treated with ACI-7104.056 showed antibody responses compared to placebo after three immunizations.

Further interim results, including pharmacodynamic data, were reported in H2 2025 and results

i.confirm that ACI-7104.056 is safe and well-tolerated and induces a robust antibody response against the immunizing a-syn target antigen with a 100% responder rate. At week 76, two weeks after the sixth immunization, antibody titers in serum were over 500-fold higher than in the placebo group. Antibody responses to both the immunizing and the native a-syn peptide were boosted after each dose from the second to the sixth immunization, while the placebo group did not show any detectable signal;
ii.show that ACI-7104.056-induced antibodies cross the blood-brain barrier and average IgG antibody levels in CSF were over 500-fold higher in the active group compared to the placebo group;
iii.reveal a stabilization of disease-relevant biomarkers in the central nervous system (CNS), including stabilization of a-syn and of neurofilament light chain (NfL) levels in CSF, as well as stabilization of the imaging biomarker DaT SPECT, an established marker of degeneration of presynaptic dopaminergic synapses/terminals in the brain region called striatum. All these findings suggest a slowing of Parkinson’s disease pathology, with potential disease modification; and

iv.demonstrate trends for stabilization of the clinical measure of motor symptoms in the active arm of the study.

Based on these promising interim results, AC Immune aims to seek regulatory feedback on an ACI-7104.056 clinical development plan to potentially accelerate towards registration. Final data from Part 1 of the VacSYn trial are expected in mid-2026.

ACI-35.030 – anti-pTau active immunotherapy

ACI-35.030, AC Immune’s active immunotherapy developed in collaboration with Janssen, is selective for pathological phosphorylated Tau (pTau) and was advanced into the ReTain Phase 2b study (NCT06544616) that was initiated with the first patient being dosed in H2 2024. ACI-35.030 (now called JNJ-2056) is being assessed in subjects with preclinical (i.e., pre-symptomatic) AD. The trial aims to randomize approximately 500 participants with confirmed early-stage Tau pathology who will be treated over a four-year period. The trial will include analysis of Tau-PET as a potential surrogate biomarker, which might be used to initiate Phase 3 development to allow for overall program acceleration. Developed using our SupraAntigen technology, ACI-35.030/JNJ-2056 is designed to stimulate a patient’s immune system to produce antibodies against pathological phosphorylated Tau, which aggregates to create the neurofibrillary tangles that characterize AD.

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

Mechanism of action

ACI-35.030 is a liposomal anti-pTau active immunotherapy formulation designed to elicit antibodies against extracellular pTau protein in order to prevent and reduce the spread and development of Tau pathology within the brain. In non-clinical studies, ACI-35.030 demonstrated an excellent non-clinical safety profile and highly specific antibody response against pTau. ACI-35.030/JNJ-2056 has entered a Phase 2b clinical study (ReTain) with potential pathways for acceleration with Janssen, in accordance with our collaboration agreement.

●	ACI-35.030 comprises a pTau peptide and a non-Tau T-cell peptide capable of binding to human leukocyte antigen-major histocompatibility complex, class II (HLA-DR) molecules.
●	In rhesus monkeys, ACI-35.030 induced IgG antibodies with a strong specificity towards the pTau peptide, with very low binding to the non-phosphorylated Tau peptide (Figure 15). This is meaningful as Tau hyper-phosphorylation is considered an early event in the development of Tau pathology, occurring even decades before the onset of cognitive impairment.

Figure 15: pTau-specific IgG titers in Non-Human Primates (NHP) induced by ACI-35.030

Ref: Vukicevic, ADPD 2024

●	Sera from rhesus monkeys immunized with ACI-35.030 binds specifically to pathological Tau in brain sections from patients with AD as compared to healthy human brain tissue (Kosco-Vilbois, KOL event ‘Untangling’ Tau Pathology to Treat Alzheimer’s and Neurodegenerative Diseases NYC, Nov 2019).
●	Immunization of rhesus monkeys with ACI-35.030 generated a strong and sustained IgG antibody response against enriched paired helical filaments (ePHF) (Vukicevic, ADPD 2024).
●	Epitope mapping analyses revealed that immunization of NHPs with ACI-35.030 induces a wide range of antibodies covering the pTau antigenic sequence (Kosco-Vilbois, CTAD 2022).
●	Sera from NHPs immunized with ACI-35.030 showed the ability to specifically reduce ePHF-seeded Tau aggregation in a functional cellular assay (Vukicevic, ADPD 2024).

Clinical development

Phase 1b/2a study

The Phase 1b/2a study (NCT04445831) was a randomized, multicenter, double-blind, placebo-controlled clinical study with a primary objective to assess the safety, tolerability and immunogenicity of different dosages of ACI-35.030 and JACI-35.054 (an alternative candidate for anti-pTau active immunotherapy) in participants with early AD. Secondary objectives assessed additional immunogenicity parameters, while exploratory endpoints included notable biomarkers of progression of AD as well as clinical assessments. This Phase 1b/2a study conducted in Europe was aimed at evaluating ACI-35.030 and JACI-35.054. The clinical trial was completed in September 2023. The clinical study report was finalized in H1 2024. Data obtained in this study was published in eBiomedicine (Part of THE LANCET Discovery Science) in September 2025 (Sol et al., 2025 eBiomedicine).

Safety (data are consolidated in the final clinical study report)

A total of 57 subjects were randomized, of which 41 subjects were randomized into the Cohort 1 (low-, mid-, or high-dose levels of ACI-35.030 or placebo), and 16 subjects were randomized into the Cohort 2 (low- or mid-dose levels of JACI-35.054 or placebo). The active/placebo ratio was 3:1 in each Cohort.

ACI-35.030 and JACI-35.054 showed a good safety and tolerability profile. Most adverse events (AEs) were of mild or moderate intensity. No death was reported. No AE led to study discontinuation or to study treatment discontinuation. Injection site reactions were one of the most frequently reported AEs in actively treated subjects. The serious adverse events (SAEs) were mainly observed in subjects treated with ACI-35.030 with no particular relationship to dose. All of them were unlikely related to the study treatment, except the injection site rash and dizziness observed in one subject treated with the mid-dose of ACI-35.030 that were considered respectively probably and possibly related to the study treatment. All SAEs resolved and none of them led to dose changes of study treatment or study discontinuation. No clinically relevant findings were reported on brain MRI. There was no difference in the incidence of cardiovascular disorders between the active and placebo arms. One case of sinus node dysfunction, that was rated as SAE, was observed in one subject treated with the low dose of ACI-35.030.

Antibody response

ACI-35.030 generated a rapid antibody response (anti-pTau, anti-ePHF and anti-Tau IgG) after the first injection (at week 2) at all three tested doses. An increase in IgG titers (pTau, Tau, and ePHF) was observed between the low and mid-dose levels while no apparent dose effect was observed between the mid and high doses. The increase of antibody titers was observed after each injection (compared to pre-injection level), especially against pathological Tau species (pTau and ePHF), with robust and consistent antibody responses that were maintained over time. Long-term persistence of the anti-ePHF IgG titers against endogenous pathological Tau was observed in all ACI-35.030 active treatment groups. Kinetics and duration of the IgG profiles demonstrated the ability of ACI-35.030 to drive a selective response against pathological Tau species while avoiding the generation of antibodies that bind to non-phosphorylated Tau (Sol et al., 2025 eBiomedicine).

After the first injection of JACI-35.054, antibody IgG response rates against pTau, ePHF, and Tau were less elevated as compared to ACI-35.030. No apparent dose response between both tested doses of JACI-35.054 and no preferential development of antibody responses against the pathological target were observed (Sol et al., 2025 eBiomedicine).

Figure 16: ACI-35.030 generates antibody response with preference for enriched paired helical filaments (ePHF) and phosphorylated Tau (pTau), over non-phosphorylated Tau (Tau)

(1) ACI-35.030 original sub-cohort 1.2 data; (2) Enriched paired helical filaments; (3) Phosphorylated Tau; (4) Alzheimer’s disease; (5) Antibody

Ref: Streffer, et al., 2022 CTAD

High responder rates were generally observed for ACI-35.030 after the first and all following immunizations, across all dose levels. A 100% IgG response rate against pTau was observed in almost all timepoints at the mid and high doses until study end (i.e. higher than a pretreatment value multiplied by a threshold factor of greater than 2x). A higher IgG responder rate against ePHF (70.6-94.4%) was observed for the mid-dose compared to the high dose (33.3-83.3%) at all time points measured. The IgG responder rate against non-phosphorylated Tau decreased in a regular manner over time and was ≤20% at study end for the 2 highest doses (Sol et al., 2025 eBiomedicine).

JACI-35.054 generated a potent antibody IgG response without preference for pathological Tau (ePHF) or phosphorylated Tau (pTau), over non-phosphorylated Tau (Sol et al., 2025 eBiomedicine).

Together, these data indicate that the presentation of the B-cell peptide on the surface of the liposomes in ACI-35.030 drives the antibody response towards pathological Tau species.

Serum antibodies from 6 participants receiving mid-dose ACI-35.030 and 3 participants receiving placebo were tested in vitro for their capacity to inhibit Tau aggregation induced by pathological Tau species. As compared to placebo, antibodies induced after mid-dose ACI-35.030 treatment were able to block Tau seeding over multiple serum dilutions (Theunis et al., ADPD 2025), suggesting that ACI-35.030-induced antibodies have the potential to interfere with seeded tau aggregation.

Fluid Biomarkers

A post-hoc analysis revealed evidence for alteration of AD-related plasma biomarkers, more specifically decreased pTau217 and increased brain-derived (BD) Tau levels, after ACI-35.030 treatment. When compared to the changes from baseline in placebo, the change from baseline in BD-Tau plasma levels after ACI-35.030 treatment reached nominal significance upon the last dose administration for the mid- and high-dose. For plasma pTau217, the change from baseline with ACI-35.030 treatment, when compared to the change from baseline for placebo, was nominally significant at certain timepoints upon the third and fourth mid-dose and upon the second and third high-dose administration (Sol et al., 2025 eBiomedicine).

In the same post-hoc analysis, treatment with JACI-35.054 compared to placebo reached significance for both BD-Tau as well as pTau217 changes only at the higher dose and only at a single time point upon the second dose administration, indicating no consistent effect on these biomarkers. A dose-independent increase of plasma pTau181 was however observed as compared to placebo (Sol et al., 2025 eBiomedicine).

Phase 2b study ReTain

ACI-35.030/JNJ-2056 is now being assessed in subjects with preclinical (i.e., pre-symptomatic) AD in the Phase 2b study ReTain (NCT06544616).

ReTain is a multicenter, randomized, placebo-controlled, double-blind, parallel-group study to assess efficacy, safety and immunogenicity of ACI-35.030/JNJ-2056 in participants with preclinical AD. The purpose of this study is to assess the effect of this anti-pTau active immunotherapy on cognitive decline, as measured by Preclinical Alzheimer's disease Cognitive Composite 5 (PACC-5) compared with placebo. The ongoing trial aims to randomize approximately 500 participants with confirmed early-stage brain Tau pathology, who will be treated over a four-year period. The trial will also include interim biomarker analyses, notably on brain Tau-PET scan, potentially allowing for acceleration towards a regulatory filing. The first patient was dosed in H2 2024.

AC Immune SA has been informed by Johnson & Johnson, in relation to the Phase 2b study ReTain (NCT06544616) that while the Phase 2b Retain trial continues, enrollment has been temporarily paused while Janssen evaluates aspects of the trial (including recruitment). There is no change for enrolled participants at this time, and they will continue to be treated and followed according to the protocol. The temporary pause in recruitment is voluntary and not related to new safety findings, and the trial’s pre-specified interim immunogenicity threshold was met.

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

As illustrated in Figure 16, pathological species of Abeta, Tau, a-syn and TDP-43 induce NLRP3 inflammasome activation and ASC speck formation. AC Immune is developing multiple small molecules and antibody-based candidates with the potential to inhibit the NLRP3 pathway and reduce the unwanted progression of inflammation. Our aim is to develop therapeutics that decrease production of pro-inflammatory factors yet maintain normal phagocytosis of debris and misfolded proteins as well as allow the function of other pathogen-sensing pathways.

Figure 18: NLRP31 inflammasome is a promising therapeutic target

(1) Nod-Like Receptor protein containing Pyrin 3; (2) Central nervous system; (3) Clinical Trial Authorization; (4) TAR DNA binding protein-43; (5) Venegas et al., 2017; (6) phosphorylated Tau; (7) alpha-synuclein; (8) Interleukin-1 beta; (9) Interleukin-18; (10) Apoptosis-associated speck-like protein containing a CARD, also called PYCARD

Ref: Adapted from Stancu et al., 2019; Dempsey et al., 2018; Gordon et al., 2018

Small molecule inhibitors of NLRP3

Leveraging our extensive in-house medicinal chemistry expertise, several structurally different chemical series of potent NLRP3 inhibitors with favorable pharmacokinetic properties have been identified. Potent novel brain penetrant and peripherally restricted NLRP3 inhibitors have been identified.

Brain penetrant small molecule inhibitors of NLRP3

Figure 19: ACI-19764, a differentiated small molecule targeting NLRP3

(1) Optimal brain to plasma ration (Kp,uu) = 1.0; (2) cerebrospinal fluid; (3) Biopharmaceutics Classification System; class 1 defines high soluble and high permeable drugs (4) interleukin-1 beta; (5) Experimental autoimmune encephalomyelitis; (6) Glial fibrillary acidic protein; (7) cluster of differentiation 4, marker of T helper cells; (8) AIM2, NLRP1, NLRC4; (9) Diet-induced obesity model.

The lead compound, ACI-19764 (Figure 20A), is a highly brain penetrant molecule showing a brain/plasma ratio (Kp.uu) of 0.7 after a single oral dose in rats (5 mg/kg) and a Kp,uu,CSF of 1.0 in dogs (5 mg/kg). These data indicate that ACI-19764 is readily distributed to the brain and can reach and maintain concentrations above IC90 over 24h at relatively low doses.

ACI-19764 exhibits excellent efficacy in low nM range in translationally relevant in vitro assays such as the NLRP3 activation in human whole blood assay and is at least a log more efficacious than the reference standard compound, MCC950 (Figure 20B). Furthermore, when tested in vivo in the EAE mouse model of MS, ACI-19764 potently inhibited the effector of NLRP3 pathway, caspase-1 in spinal cord lysates by reverting the values to the baseline group (Figure 20C).

Figure 20: ACI-19764 is a highly brain-penetrant compound showing excellent efficacy in vitro and in vivo

(1) ATP: Adenosine triphosphate; (2) Experimental Autoimmune Encephalomyelitis

Ref: Seredenina, ADPD 2024

ACI-19764 in vivo activity was further demonstrated in a mouse model of LPS-induced neuroinflammation where it significantly reduced key pro-inflammatory cytokines in the brain, IL-1β and TNF, compared to placebo treated mice. This highlighted the ability of ACI-19764 to potently penetrate the CNS.

In another model using chronic LPS treatment ACI-19764 markedly reduced the number of IBA1-positive (activated) microglial cells compared to the placebo group. These findings further demonstrate the excellent brain penetration and activity of ACI-19764 in mitigating microgliosis. ACI-19764 shows CNS efficacy by reducing translationally relevant neuroinflammation and neurodegeneration markers in a mouse model of neuroinflammation (Figure 21).

Figure 21: ACI-19764 Inhibits key disease mechanisms relevant to Alzheimer’s disease

(1) Chronic LPS-mediated CNS inflammation - 5 days of 1mg/kg/day intraperitoneally, Micheli et al., Int. J. of Mol. Sci., 2022; (2) Lipopolysaccharide; (3) Ionized calcium-binding adapter molecule 1, (4) Glial fibrillary acidic protein; (5) Neurofilament light; (6) Cerebrospinal fluid

Based on this in vitro and in vivo efficacy, brain penetration, a favorable tolerability and developability profile (Figure 21), ACI-19764 was selected as lead candidate for preclinical development. The IND/CTA enabling activities are completed, and CTA was approved by CTIS for the healthy volunteer study ACI-19764-2501 in the Netherlands in January 2026.

Continued medicinal chemistry efforts have also successfully identified back up compounds for ACI-19764. They are from distinct chemical series.

Peripherally restricted small molecule inhibitors of NLRP3

The lead peripherally restricted compound, ACI-21053 has an excellent potency in the 1-60nM IC50 range in in vitro assays (Figure 22A). It is also highly active in an acute peritonitis model (Figure 22B). ACI-21053 was also evaluated in ex vivo biopsies obtained from HS patients where it inhibited IL-1β levels by over 95% with an IC50 in the single-digit nanomolar range.

Figure 22: ACI-21053 shows excellent efficacy in vitro and in vivo

(1) Lipopolysaccharide; (2) Adenosine triphosphate; (3) proof-of-concept

Morphomer Tau

Through rational design and thorough medicinal chemistry optimization work, the proprietary Morphomer Tau program library has delivered the identification of several chemical series to deliver orally bioavailable small molecule Tau aggregation inhibitors, with suitable CNS drug-like properties.

Biological activity for these compounds is assessed using multiple in vitro and ex vivo assays as well as using in vivo mouse models of disease with key findings summarized in 2025 at the ADPD conference. In 2025, several lead compounds were identified as being highly potent at decreasing intracellular Tau aggregation induced by different pathological Tau species, including insoluble and the highly toxic soluble aggregates. These compounds are highly selective for the pathological Tau species, while not binding to physiological Tau, ensuring safety. Additionally lead compounds have a good development profile and therefore qualifying to advance into CTA/IND-enabling studies, which are expected to start in 2026.

In 2025, the therapeutic program has also been complemented by the identification of a target engagement tool that can be used during the early phase of clinical development (e.g. in Phase 1b studies) to derisk following and more expensive proof-of-concept studies. This parallel program has indeed delivered a customized Tau PET ligand, sharing the same binding site than the therapeutic compounds, and which can also advance in CTA/IND enabling studies in 2026.

Morphomer a-syn

Leveraging our Morphomer platform, we discovered and characterized small molecule inhibitors targeting intracellular alpha-synuclein (a-syn) aggregates. Based on their mechanism of action, these molecules can target simultaneously the intracellular aggregation of a-syn and its extracellular spreading and are therefore expected to delay or halt disease progression, possibly providing more pronounced clinical benefits in Parkinson’s disease (PD) or even in faster progressing diseases such as Multiple System Atrophy (MSA) than other drugs currently in development.

Hit compounds from different chemical series, including ACI-21018, significantly decrease intracellular a-syn aggregate accumulation in neurons in vitro by interfering with the seeding and fibrillation processes. Significant inhibitory effects are achieved in neurons, even with therapeutic treatment paradigms (i.e., compound treatment done post a-syn seeding initiation), proving a broad intracellular activity. ACI-21018 progressed into an in vivo efficacy evaluation in an animal model of PD where it led to a reduction of seeding-competent a-syn aggregates, together with significant neuroprotective effects. Key data on the program were presented at ADPDTM 2025.

Medicinal chemistry optimization work is currently ongoing with the goal of a lead declaration by Q3 2026.

PET Tracers

Tau diagnostics

The severity of cognitive impairment in patients with AD is correlated with the presence of Tau protein tangles, leading us to believe that an imaging agent for Tau is equally, if not more important than Abeta-PET to assess spreading of pathology in the brain. While Eli Lilly’s Tau-PET tracer TAUVID (flortaucipir F18 injection) has been approved by the FDA, the European Committee for Medicinal Products for Human Use (CHMP) and Medicines and Healthcare products Regulatory Agency (MHRA) in the UK, it is approved only for a pathology indication (i.e. correlation with histopathology findings in Braak 5 and 6 patients), not for prognosis (i.e. prediction of cognitive deterioration).

The Tau-PET tracer, 18F-PI-2620, is a potentially best-in-class Tau-PET tracer with high binding affinity and selectivity for aggregated Tau and is suitable for measuring Tau accumulation over time. While it binds specifically to the pathological forms of human Tau in AD, a major differentiator for PI- 2620 is its ability to bind 4repeat (4R) Tau isoforms seen in PSP and CBD. Most Tau-PET tracers approved (TAUVID) or in development are not able to bind 4R Tau and are therefore of limited use for the diseases driven by these Tau species.

In May 2014, we established a license and collaboration agreement for our Tau-PET imaging program with Life Molecular Imaging. Results from Phase 1 and Phase 2 clinical studies of PI-2620 in AD have been presented at AAIC 2022 and published in the Journal of Nuclear Medicine in 2024 (Oh M et al., J. Nucl. Med. 2024) and elsewhere (Young et al. Imaging Neuroscience 2024), showing that 18F-PI-2620 accurately captures Tau aggregations in AD and correlates with cognitive decline in patients in the AD continuum (Figure 23).

Figure 23: Representative 18F-PI-2620 images of Aβ-, LO+ and EO+ at baseline (BL) and at 1-year follow-up (FU)

Ref: Oh M et al., Journal of Nuclear Medicine, 2024

Numerous publications have demonstrated the diagnostic value of PI-2620 in AD and in patients with PSP and CBD (Franzmeier et al. Nat. Communications, 2022; Mena et al., Mov. Disord. Clin. Pract., 2023; Siemann L et al. Acta Neuropathologica, 2024; Rullmann et al. (Eur J Nucl Med Mol Imaging. 2025and Frontzkowski L et al., Eur J Nucl Med Mol Imaging. 2025).

Importantly, the diagnostic value of PI-2620 in capturing early disease stage was shown by Tonietto et al. (Alzheimers Res. Ther., 2024). The results from this head-to-head Tau-PET comparison study indicate that 18F-PI-2620 can detect Tau binding in very early stages of the AD continuum. Taken together these results strongly support the utility of PI-2620 as diagnostic and prognostic biomarker of Tau pathology and therefore its use in biomarker-based clinical trials of Tau- but also Abeta-targeting therapeutic agents.

A pivotal Phase 3 histopathology study in AD (NCT05641688), ADvance, was initiated in December 2022 and the first Alzheimer’s patient imaged with PI-2620 in January 2023. The ADvance study is currently ongoing exclusively in the US and will enroll approximately 200 end-of-life subjects. The primary objective is to determine the sensitivity and specificity of the visual assessment of 18F-PI-2620 PET imaging compared to postmortem histopathological verification of Tau neurofibrillary pathology associated with AD as the standard of truth. In August 2024, partner Life Molecular

Imaging received FDA Fast Track Designation for the diagnostic 18F-PI-2620, in three neurodegenerative conditions: AD, PSP and CBD.

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

We are advancing the clinical development of ACI-12589, the first molecule capable to detect pathological a-syn in the brain of patients with MSA and to differentiate them from controls (Figure 24), other synucleinopathies and more generally other neurodegenerative diseases. Preclinical and clinical data were published in October 2023 in Nature Communications. ACI-12589 has completed the biodistribution study in healthy volunteers and all the manufacturing activities required to supply the tracer where needed. Currently, ACI-12589 is evaluated for its differential diagnostic and prognostic potential.

Figure 24: ACI-12589 PET signal in patients with MSA compared to controls

Ref: Smith et al., Nature Communications, 2023

Moreover, in 2025 our next-generation clinical candidate, ACI-15916 initiated its clinical evaluation. ACI-15916 shows significantly higher binding and target occupancy in in vitro analyses using in human brain tissues from cases with different synucleinopathies, including idiopathic PD, which is the most common form. ACI-15916 also retains the excellent selectivity and pharmacokinetic profile of ACI-12589 and has no major off-target binding. The FiH study in different synucleinopathies and controls was initiated in Q1 2025, with data confirming clinically the safety and the good pharmacokinetic profile.

TDP-43 imaging FIH study

Using our Morphomer platform a set of small molecular weight compounds from several chemically distinct series were identified to bind to patient-derived pathological TDP-43. Several of these compounds demonstrated favorable pharmacokinetic profile in rodents suggesting suitable properties for further development as PET ligands. Medicinal chemistry optimization led to the identification of the first-in-class TDP-43 ligand, ACI-19626, that shows specific binding to aggregated TDP-43 with low nM affinity (Kd) on FTLD-TDP brain tissue and potential to detect TDP-43 pathology in various indications, including FTLD with TDP-43 pathology, ALS, AD and LATE (Figure 25, Vokali et al., 2025 Nature Comm).

License agreements and collaborations

Our SupraAntigen and Morphomer platforms have generated large numbers of clinical assets that address multiple diseases related to protein misfolding. Selected key assets in the product pipeline have been licensed for upfront payments, milestones and royalties to help offset the cost of our research and internal product development. We have signed a number of licensing and other agreements with leading pharmaceutical companies to assist and accelerate the development of our product pipeline, including:

●	a worldwide licensing agreement with Genentech signed in November 2006 (and amended in March 2009, January 2013, May 2014 and May 2015) for anti-Abeta antibodies for AD. As announced on January 22, 2024, this agreement was terminated. The termination became effective in April 2024;
●	a worldwide licensing agreement with Genentech signed in June 2012 (and amended in December 2015) for anti-Tau antibodies to treat AD. As announced on January 22, 2024, this agreement was terminated. The termination became effective in April 2024;
●	a worldwide licensing agreement with Janssen signed in December 2014 (and amended in April 2016, July 2017, January 2019, November 2019, December 2022, November 2023, September 2024 and December 2024) for therapeutic anti-Tau active immunotherapies for AD, and potentially other tauopathies, under which we may become eligible to receive payments totaling up to CHF 500 million, excluding royalties;
●	a worldwide licensing and collaboration agreement (LCA) with Lantheus (formerly LMI), signed in May 2014 (and amended in June 2022) for small-molecule Tau ligands for use as PET tracers under which we may become eligible to receive payments totaling up to EUR 160 (CHF 150) million, excluding royalties;
●	a worldwide license agreement with Lilly to research and develop Morphomer Tau small molecules for the treatment of AD and other neurodegenerative diseases, which was entered into in December 2018 (and amended in September 2019 and March 2020). The agreement was deemed effective on January 23, 2019. Under this agreement, we may become eligible to receive payments up to approximately CHF 1.9 billion, excluding royalties; and
●	a worldwide option and license agreement with Takeda signed in May 2024 for our active immunotherapies targeting Abeta, including ACI-24.060. Under this agreement, we may be eligible to receive an option exercise fee in the low-to-mid nine-figure USD range and additional potential development, commercial and sales-based milestones of up to approximately USD 2.1 (CHF 1.7) billion, excluding royalties.

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

Currently, there are two commercially available FDA-approved disease-modifying products for AD, Leqembi (Biogen / Eisai) and Kisunla (Eli Lilly). Other approved therapies seek to treat the symptoms of AD, but do not slow or stop the progression of the disease. In addition, there is common off-label prescription of antidepressant and antipsychotic agents for more patients with advanced AD who may have agitation, aggressive behaviors, psychosis and depression.

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

ACI-35.030. ACI-35.030, if approved, would potentially compete with other Tau-targeting active immunotherapies currently being developed. This could include, for example, the AADvac1 active immunotherapy from Axon Neuroscience, which completed a Phase 2 study in 2019, AV-1980R (Nuravax) which is now in Phase 1 clinical development, and TV-301 (TheraVac), for which plans to move into clinical trials have been announced.

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

ACI-19764.

ACI-19764, if approved, would potentially compete with other CNS-penetrant NLRP3 inhibitors: (i) VTX3232 (Ventyx) completed a small Phase 2a in PD in 2025 and a Phase 2 trial in obesity with elevated cardiovascular risk (the company was acquired by Eli Lilly in January 2026); (ii) NT-0796 (NodThera) completed a Phase 1b/2a trial in early PD and a Phase 1b/2a trial in obesity with elevated cardiovascular risk; (iii) selnoflast (Roche) has completed a Phase 1b trial in early PD; (iv) VENT-02 (Ventus) development in a Phase 1b in PD was terminated; (v) ZYIL1 (Zydus) has completed a Phase 1a trial in ALS and is expected to undergo a trial in PD. Multiple other NLRP3 inhibitors are being or have been evaluated for non-neurodegenerative indications, such as dapansutrile (Olatec), DFV890 (Novartis), RRx-01 (EpicentRx), and new entrants (e.g. BGE-102 from BioAge) are emerging frequently.

Morphomer Tau.We are researching and developing small molecule Tau aggregation inhibitors with plans to evaluate candidates in AD and potentially other tauopathies. Continued candidate characterization across the research program also identified new and highly differentiated candidates with excellent cerebrospinal fluid exposure and selectivity for pathological aggregated Tau. There are only a few small molecule inhibitors of Tau aggregation in clinical development. TauRx has completed several Phase 3 trials of HMTM (TRx0037) for patients with AD or FTD. OLX07010 (Oligomerix) is undergoing a Phase 1 study.

Morphomer a-syn. The program, if further developed, would potentially compete with small molecule inhibitors of a-syn aggregation. TEV-56286 (Teva) has been evaluated in a Phase 1 study in PD, and it is currently undergoing a Phase 2 study in MSA.TDP-43 PET tracer, ACI-19626. To our knowledge, there are no TDP-43-PET tracers in the clinic.

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

Commercialization strategy

Our strategy to date has been to focus on identifying partnerships for our product candidates at an appropriate time as both a way to secure non-dilutive capital to fund our other research and development programs and as a way to accelerate the development of these products by leveraging a partners’ extensive knowledge in clinical studies, drug development, manufacturing and commercialization.

With the required financial resources at our disposal and the significant knowledge acquired by our scientists and scientific leadership, we intend to retain selected promising product candidates in-house for a longer period of time and fund their development from our own resources. This will allow us to generate greater value from these product candidates, allowing us to demand more significant terms from a prospective partner. Given our current stage of product development, we currently do not have a commercialization infrastructure. If any of our product candidates is granted marketing approval, we would focus our initial commercial efforts in the U.S. and certain European markets, which we believe represent the largest market opportunities for us. In those markets, our commercial operations would potentially include our own specialty sales force focusing on neurologists and gerontologists, both in hospitals and in private practice. In other markets, we would seek partnerships that would maximize our products’ commercial potential.

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

As of December 31, 2025, we owned or co-owned with our collaboration and licensing partners, approximately 32 issued U.S. patents and 204 issued patents in other jurisdictions, as well as 42 pending U.S. patent applications and 421 pending foreign patent applications. As of December 31, 2025, we licensed approximately 19 issued U.S. patents and 120 issued patents in other jurisdictions, as well as 11 pending U.S. patent applications and 69 pending foreign patent applications.

The patent portfolios for our most advanced product candidates as of December 31, 2025 are summarized below:

Anti-Tau active immunotherapies

Our patent portfolio for anti-Tau active immunotherapies includes a patent family with composition-of-matter claims (including claims directed to the ACI-35 antigenic peptide and a pharmaceutical composition comprising such an antigenic peptide), claims directed to treating certain indications using ACI-35 including AD, and claims directed to using ACI-35 to induce an immune response. This patent family currently contains approximately 29 issued patents in 27 countries. The issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions.

Our patent portfolio for anti-Tau active immunotherapies also includes a patent family relating to therapeutic Tau active immunotherapies, including claims directed to a pharmaceutical composition comprising an antigenic Tau peptide, claims directed to using such active immunotherapies to induce an immune response in a subject, and claims directed to methods for preventing or treating a neurodegenerative disease or disorder, including AD, among others. This patent family currently contains 16 issued patents and approximately 18 pending patent applications in 26 countries. The issued patents and any patents issuing in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2038, excluding any additional term for patent term adjustments or patent term extensions.

ACI-24

Our patent portfolio for ACI-24 includes a patent family directed to the use of the ACI-24 active immunotherapy in the treatment and/or prevention of memory and/or cognitive impairments or abnormalities in the DS population, among others. As of December 31, 2025, in this patent family, we owned approximately 7 issued patents and 2 pending patent applications in 8 countries. Issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2032, excluding any additional term for patent term adjustments or patent term extensions.

Our patent portfolio for ACI-24 also includes a patent family relating to therapeutic anti-Abeta treatment claims (including claims directed to a pharmaceutical composition comprising an antigenic peptide), and claims directed to using such active immunotherapies in treating, preventing, inducing a protective immune response against or alleviating the symptoms associated with an Abeta-associated disease in a subject, among others. As of December 31, 2025, in this patent family, we owned 11 issued patents, including two issued U.S. patents, and approximately 28 pending patent applications in 32 countries. Any issued patents in this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2039, excluding any additional term for patent term adjustments or patent term extensions.

ACI-7104

Our patent portfolio relating to ACI-7104 includes patents and patent applications with composition-of-matter claims (including claims directed to the peptide, as well as pharmaceutical formulations comprising the peptide), and claims directed to the use of compounds comprising the peptide in treating or preventing synucleinopathies including PD and MSA.

Our patent portfolio relating to ACI-7104 includes a patent familyrelated to a pharmaceutical composition comprising an antigenic peptide. As of December 31, 2025, in this patent family, we owned approximately 15 issued patents and 4 pending patent applications, in 10 countries. With respect to the U.S., we owned three issued U.S. patents. Issued patents in the basic patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2029, excluding any additional term for patent term adjustments or patent term extensions.

Our patent portfolio for ACI-7104 also includes two additional patent families with claims directed to compositions of matter, optimized formulation, methods of treatment for certain indications including PD, and methods of use.

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

Our patent portfolio relating to PI-2620 includes patent applications that we own or co-own in three different patent families. As of December 31, 2025, we owned or co-owned 13 patents and approximately 5 patent applications in 16 countries in our main patent family directed to the PI-2620 molecule, its precursor and methods of using the PI-2620 to diagnose certain indications, including AD and PSP. This main patent family includes one issued U.S. patent. If the appropriate maintenance, renewal, annuity, or other governmental fees are paid, national-stage applications claiming priority from this PCT patent application, if issued, are expected to expire in 2037, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

ACI-12589

Our patent portfolio relating to a-syn diagnostics includes composition of matter claims (including claims directed to the ACI-12589 molecule, its precursor, and diagnostic compositions comprising the molecule), and claims directed to use of the molecule in imaging and in diagnostics of a-synucleinopathies including PD and MSA.

Our patent portfolio relating to a-syn diagnostics includes patents and patent applications that we own in nine different patent families. As of December 31, 2025, we owned or co-owned approximately 16 patent applications and 2 issued patents in 17 countries in our main patent family directed to the ACI-12589 molecule, its precursor, diagnostic compositions, and methods of using ACI-12589 for imaging and diagnostics of a-synucleinopathies including PD and MSA. If the appropriate maintenance, renewal, annuity or other governmental fees are paid, any issued patents are expected to provide protection up to 2041, excluding any additional term for patent term adjustments or patent term extensions, as applicable.

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

Our patent portfolio relating to the Morphomer Tau therapeutic program includes patent applications that we own or co-own in four different patent families. As of December 31, 2025, we owned approximately 8 pending patent applications and 10 issued patents.

Semorinemab

Our global patent portfolio relating to semorinemab includes patents and patent applications with claims directed to compositions of matter, methods of treatment for certain indications including AD, and methods of use, among others.

Crenezumab

Our global patent portfolio relating to crenezumab includes patents and patent applications with claims directed to compositions of matter, methods of treatment for certain indications including AD, and methods of use, among others.

Manufacturing and supply

We do not own or operate facilities for the manufacture, testing, packaging, labeling, storage or distribution of non-clinical or clinical supplies of any of our product candidates. We instead contract with and rely on third-party CMOs to manufacture, package, label, store, test and distribute all non-clinical and clinical supplies of our product candidates, and we plan to continue to do so for the foreseeable future.

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

A science-driven approach is the cornerstone of our interactions and this has helped us to build and maintain a high level of trust with regulators. Besides informal conversations with the authorities, our regulatory department has conducted several pre-Investigational New Drug (pre-IND), Type B and Type C meetings with the FDA (ACI-24.060 for AD and DS, ACI-7104.056 and PI-2620) and Scientific Advice meetings, which are the European equivalent of pre-IND meetings (with the German Paul-Ehrlich-Institut, Swedish Medical Products Agency; UK Medicine & Healthcare Products Regulatory Agency, Finnish Medicines Agency, the Spanish Agency of Medicines and Medical Devices and the EMA). Since 2008, our regulatory department has filed a total of 27 clinical trial applications in the EU (one each in Austria, Denmark and Poland, and two in Spain, three in Germany and the Netherlands, four in Finland and Sweden and eight in the UK) and 5 INDs in the U.S. Furthermore, our regulatory department successfully applied for and obtained FDA Fast Track designation for ACI-24.060 in AD. Given the seriousness of AD and public pressure for new therapeutics, we consider regulatory agencies to be important stakeholders in our product development strategies. We are committed to working closely with global regulatory authorities to adhere to and achieve the highest levels of safety and quality of our product candidates in the most timely and efficient manner. The transparency we have achieved and our goal of a close working relationship with the regulatory agencies, in particular the FDA and the EMA, are intended to facilitate expeditious execution through the regulatory approval process.

Our regulatory department contains a QA group. As every quality issue ultimately requires regulatory involvement and input, this approach is intended to lead to rapid resolution of issues and ensure full compliance to satisfy both the reviewers and the inspectors at the government health authorities. Our regulatory department is charged with keeping our entire organization, directly or indirectly involved in the clinical study application process, in a state of “inspection readiness.” To that end, we ensure that the Trial Master Files are complete and regularly updated. Our QA group is also tasked with generating our annual quality plan. The personnel tasked with QA have issued a set of approximately 163 standard operating procedures and working instructions and continuously train the relevant staff. Our QA personnel conduct regular audits, including in-person audits of the contract manufacturers, contract research organizations and laboratories conducting primary endpoint analysis. In addition, we have a full-time QA documentation assistant to ensure good documentation practice and archiving.

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

The cost of preparing and submitting an NDA is substantial. Under federal law, NDAs are subject to substantial application user fees and the sponsor of an approved NDA is also subject to annual product and establishment user fees. Under the Prescription Drug User Fee Act (PDUFA), as amended, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA VI eliminates fees for supplements as well as for establishments, although applicants will be assessed for annual prescription drug program fees for prescription drug products, rather than the prescription drug product fee assessed under the previous iteration of PDUFA. According to the FDA’s fee schedule for the 2025 FY, the user fee for each NDA application requiring clinical data is USD 4,682,003 and the annual program fee is USD 442,213. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

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

Clinical studies

As is the case in the U.S., the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls. The new Clinical Trials Regulation (Regulation (EU) No 536/2014) came into force on 31 January 2022. The new Regulation repealed the Clinical Trials Directive (EC) No. 2001/20/EC and national implementing legislation in the EU Member States, which regulated clinical trials in the EU until the Regulation's entry into application. A transition period applies to new clinical trial submissions under the Regulation. New clinical trial applications could be submitted under the Clinical Trials Directive until 30 January 2023, after which all new clinical trial applications were required to be submitted under the Regulation. Ongoing clinical trials under the Clinical Trials Directive had until January 30, 2025 to transition to the Regulation. The Regulation, provides a system for the approval of clinical studies in the European Union via a single online platform known as the Clinical Trials Information System (CTIS) for approval to run a clinical trial in several European countries, making it more efficient to carry out such multinational trials. Under this system, a single application dossier is submitted through CTIS to all Concerned Member States (CMS) where it is intended to conduct the trial. Using a harmonized format, the dossier consists of two parts, Part I contains the more scientific documents, whereas Part II contains the national documents. The review and evaluation is coordinated by one of the Member States, referred to as the Reference Member State (RMS). The Reference Member State is responsible for the evaluation of Part I whereas Part II assessment will be conducted separately by each individual CMS for its own country, including the review by the Ethics Committee. A clinical trial may only be started after the positive assessment by the RMS, and the approval by each CMS. A clinical trial may only be undertaken if provision has been made for insurance or indemnity to cover the liability of the investigator or sponsor. In certain countries, the sponsor of a clinical trial has a strict (faultless) liability for any (direct or indirect) damage suffered by trial subjects. The sponsor of a clinical trial, or its legal representative, must be based in the EEA. European regulators and ethics committees also require the submission of AE reports during a study and a copy of the final study report.

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

Furthermore, the current administration is pursuing policies to reduce regulations and expenditures across government including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with several pharmaceutical companies that require the drug manufacturers to offer, through a direct to consumer platform (“TrumpRx”), U.S. patients and Medicaid programs prescription drug most-favored-nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues.

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

D.Property, plant and equipment

The Company’s capital expenditures were CHF 0.7 million in 2025 with CHF 0.6 million for laboratory equipment and leasehold improvements. These investments were made to enhance our research facilities.

Facilities

We do not own any real property. The table below details the sizes and uses of our leased facilities as of December 31, 2025:

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

A.Operating results

Overview

To date, we have primarily financed our operations through the proceeds from our public offerings, share issuances, contract revenues from option, license and collaboration agreements and grants. We have no products approved for commercialization and have never generated any revenues from product sales. Pharmaceutical and biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we or our collaboration partners complete pivotal clinical studies and have a product candidate approved for commercialization, and we begin to generate revenue and royalties from product sales. Since our inception, we have received upfront and milestone payments from our collaboration partners and certain other revenue. However, we have also incurred significant operating losses. We incurred net losses of CHF 70.4 million for the fiscal year ended December 31, 2025 and have an accumulated losses balance of CHF 439.0 million as of December 31, 2025.

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

In May 2014 (as amended in June 2022), we entered into a license and collaboration agreement with Lantheus (formerly LMI and formerly Piramal Imaging SA) covering our Tau-PET Imaging tracers.

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

Life Molecular Imaging (formerly Piramal Imaging SA)

Tau-PET imaging agent – 2014 agreement

In May 2014 (as amended in June 2022), we entered into an agreement, our first diagnostic partnership, with Life Molecular Imaging (formerly Piramal Imaging SA. The partnership with Life Molecular Imaging is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein PET tracers supporting the early diagnosis and clinical management of AD and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 160 (CHF 150) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low-teens.

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

Takeda Pharmaceuticals, USA, Inc.

Anti-Abeta Active Immunotherapy in AD – 2024 option and license agreement

In May 2024, we entered into a worldwide option and license agreement with Takeda Pharmaceuticals, USA, Inc. (Takeda) for our active immunotherapies targeting Abeta, including ACI-24.060. AC Immune will be responsible for completing the ABATE trial. Following option exercise, Takeda would conduct and fund all further clinical development and be responsible for all global regulatory activities as well as worldwide commercialization. Under the terms of the agreement, AC Immune received an upfront payment of USD 100 (CHF 92.3) million in May 2024 and is eligible to receive an option exercise fee and additional potential development, commercial and sales-based milestones of up to approximately USD 2.1 (CHF 1.7) billion if all related milestones are achieved over the course of the agreement. Upon commercialization, AC Immune will be entitled to receive tiered mid-to-high teens percentages royalties on worldwide net sales.

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

Our contract revenues have experienced fluctuations over the past three years as a result of the timing of milestone achievement and the size of each milestone payment. We expect that any revenue we generate from our collaboration agreements with each of Lilly, Janssen, Lantheus, Takeda and/or from any other current or future collaboration partners will fluctuate from year to year as a result of the timing and amount of milestones and other payments.

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

Our investment in research and development activities, including the clinical development of our product candidates has historically been, and is projected to be, more than 75% of our total annual operating costs. Research and development expenses represent costs incurred to conduct research, such as the discovery and development of our product candidates, as well as development of new product candidates from our SupraAntigen and Morphomer platforms and the development of product candidates pursuant to our collaboration agreements with Lilly, Janssen, Lantheus and Takeda. We recognize all research and development costs as they are incurred. Clinical study costs, contract manufacturing and other development costs incurred by third parties are expensed as the contracted work is performed. At present, most of our research activities comprise three major areas:

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

We expect that our total future research and development costs will continue to align with our two core value drivers: (i) Active Immunotherapies being developed for the treatment and prevention of Alzheimer’s disease (AD) and Parkinson’s disease (PD); and (ii) Intracellular targeting with brain penetrant small molecule programs targeting intracellular pathologies.

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

We are entitled under Swiss laws to carry forward any losses incurred for a period of 7 years and can offset our losses carried forward against future taxes. As of December 31, 2025, we had tax loss carry-forwards totaling CHF 362.3 million (provisional amount; tax loss is definitively recognized by Swiss tax authorities once set-off against taxable income). There is no certainty that we will make sufficient profits to be able to utilize these tax loss carry-forwards in full.

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

Comparison of the years ended December 31, 2025 and 2024

Contract revenue

For the year ended December 31, 2025, AC Immune generated CHF 3.6 million in contract revenues compared with CHF 27.3 million for the comparable period in 2024. This represents a decrease of CHF 23.7 million. The following table summarizes our contract revenues during the years ended December 31, 2025 and 2024:

	For the Year Ended
	December 31,
In CHF thousands	2025	2024	Change
Contract revenue	3,573	27,309	(23,736)
Total revenue	3,573	27,309	(23,736)

Our contract revenues experience fluctuations as a result of securing new collaboration agreements, the timing of milestone achievements and the size of each milestone payment.

For the year ended December 31, 2025, our contract revenues of CHF 3.6 million were related to the efforts made under the agreement with Takeda for the development, CMC (chemistry, manufacturing, and controls), and regulatory activities.

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

We intend to increase our R&D costs associated with the advancement of our active immunotherapies, ACI-24.060 targeting Abeta and ACI-7104.056 targeting a-syn in PD, through mid- and late-stage clinical development, as well as through investments in our intracellular programs such as our NLRP3 inhibitor, ACI-19764.

Finally, we intend to further advance the characterization of our other clinical and preclinical candidates, such as our Morphomer programs. In addition to the collaborative arrangements and proprietarily held assets, we expect that our total future R&D costs will be lower than previous years following the reorganization in September 2025.

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

For the year ended December 31, 2025, research and development expenses totaled CHF 56.4 million compared with CHF 62.6 million for the comparable period in 2024. This represents a decrease of CHF 6.1 million. The following table presents the research and development expenses during the years ended December 31, 2025 and 2024:

Detailed research and development expenditures by major development category

	For the Year Ended
	December 31,
In CHF thousands	2025	2024	Change
Discovery and preclinical expenses	7,812	9,366	(1,554)
Clinical expenses	15,464	19,850	(4,386)
Group function expenses	1,942	1,986	(44)
Total direct R&D expenses	25,218	31,202	(5,984)
Payroll expenses	20,213	20,195	18
Share-based compensation	1,447	2,212	(765)
Other non-allocated	9,558	8,961	597
Total R&D expenses	56,436	62,570	(6,134)

	For the Year Ended
	December 31,
In CHF thousands	2025	2024	Change
Operating expenses[1]	34,776	40,163	(5,387)
Salaries and related costs[2]	21,660	22,407	(747)
Total R&D expenses	56,436	62,570	(6,134)

1Includes depreciation expenses of CHF 0.9 million.

2Includes share-based compensation of CHF 1.4 million.

For the year ended December 31, 2025:

Discovery and preclinical expenses decreased by CHF 1.6 million, primarily due to:

●	reduced activities in early-stage programs such as our anti TDP-43 antibody and PET tracer programs, whereby the pre-clinical development activities were completed in prior periods, and reduced research activities on ACI-24.060. These changes were offset by higher costs associated with our NLRP3 inhibitor and Morphomer Tau programs as they advance towards clinical development.

Clinical expenses decreased by CHF 4.4 million, primarily due to:

●	a decrease of CHF 2.1 million related to our Phase 2 VacSYn study evaluating ACI-7104.056 in early PD, primarily related to manufacturing activities incurred in the prior period which did not recur in the current period, and a decrease of CHF 4.1 million in our other active immunotherapy program, mostly due to manufacturing costs not recurring in the current period, and Clinical development activities. These changes were offset by increased costs associated with our NLRP3 inhibitor program, which is expected to enter clinical development in 2026, and higher costs associated with our PET Tracer programs which entered clinical development in 2025.

The variances in Group function expenses relate to regulatory and quality assurance, intellectual property and other non-allocated costs across various cost centers.

Total salaries and related costs decreased by CHF 0.7 million, primarily due to decreased share-based compensation in the current year.

The increase in other non-allocated expenses relates to certain non-allocated functional expenses.

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs, including share-based compensation, professional fees such as legal and accounting related services, infrastructure expenses, and other operating expenses.

For the year ended December 31, 2025, general and administrative expenses totaled CHF 16.1 million compared with CHF 17.3 million for the comparable period in 2024. This represents a decrease of CHF 1.2 million. The following table presents the general and administrative expenses during the years ended December 31, 2025 and 2024:

	For the Year Ended
	December 31,
In CHF thousands	2025	2024	Change
Operating expenses[1]	4,442	5,825	(1,383)
Salaries and related costs[2]	11,652	11,434	218
Total general and administrative expenses	16,094	17,259	(1,165)

1Includes depreciation expenses of CHF 1.6 million

2Includes share-based compensation CHF 3.1 million

For the year ended December 31, 2025, this decrease is primarily due to:

●	a decrease of CHF 1.4 million in operating expenses, largely driven by a CHF 1.0 million decrease in legal fees.

Other operating income/(expense), net

Other operating income/(expense), net totaled CHF 0.1 million in income for the years ended December 31, 2025 and 2024. The following table presents the other operating income/(expense), net during the years ended December 31, 2025 and 2024:

	For the Year Ended
	December 31,
In CHF thousands	2025	2024	Change
Other operating income/(expense), net	94	142	(48)
Total other operating income/(expense), net	94	142	(48)

Restructuring expenses, net

For the year ended December 31, 2025, the Company recorded CHF 0.5 million of restructuring expenses compared to nil in the corresponding prior year.

	For the Year Ended
	December 31,
	2025	2024	Change
Restructuring expenses	(455)	—	(455)
Total Restructuring expenses	(455)	—	(455)

The increase of restructuring expenses pertained to a 2025 event, and consists of termination benefits of CHF 2.1 million. These termination benefits are offset by a CHF 1.8 million gain on curtailment of the defined benefit plan liability. The remaining balance pertains to other non-cash activities within share-based compensation.

Finance result, net

For the year ended December 31, 2025, finance result, net was a CHF 1.1 million loss compared with a CHF 1.5 million gain for the comparable period in 2024. This represents an unfavorable change of CHF 2.6 million. The following table presents the finance result during the years ended December 31, 2025 and 2024:

	For the Year Ended
	December 31,
In CHF thousands	2025	2024	Change
Financial income	1,865	3,196	(1,331)
Financial expense	(191)	(133)	(58)
Exchange differences	(2,803)	(1,598)	(1,205)
Finance result, net	(1,129)	1,465	(2,594)

The unfavorable change in finance result, net of CHF 2.6 million primarily related to a decrease of CHF 1.3 million in financial income attributed to lower interest received on net investments in short-term financial assets, with less deposits made in 2025 compared to the previous period. The unfavorable change in exchange differences was caused by foreign currencies depreciating against the Swiss franc, predominantly the U.S. Dollar.

B.Liquidity and capital resources

Cash flows

Comparison of the years ended December 31, 2025 and 2024

The following table summarizes our cash flows for the periods indicated:

	For the Year Ended
	December 31,
In CHF thousands	2025	2024	Change
Net cash provided by/(used in):
Operating activities	(69,262)	65,842	(135,104)
Investing activities	63,542	(105,290)	168,832
Financing activities	(1,020)	(1,120)	100
Net increase/(decrease) in cash and cash equivalents	(6,740)	(40,568)	33,828

Operating activities

Net cash used in operating activities was CHF 69.3 million for the year ended December 31, 2025 compared with net cash provided by operating activities of CHF 65.8 million for the year ended December 31, 2024. The change in cash used in operating activities for the year ended December 31, 2025 was mostly due to (i) the Company’s reporting a net loss of CHF 70.4 million for the year ended December 31, 2025 compared with net loss of CHF 50.9 million for the same period in 2024 as a result of the agreement with Takeda yielding a CHF 92.3 million cash receipt in 2024, and (ii) a decrease of CHF 14.8 million in account receivable in 2024 as a result of the payment of the milestone recognized from Janssen in 2023.

Investing activities

Net cash provided by investing activities was CHF 63.5 million for the year ended December 31, 2025 compared with net cash used in investing activities of CHF 105.3 million for the year ended December 31, 2024. The change was composed of a net maturation of CHF 64.6 million of short-term financial assets during the financial year ended December 31, 2025, compared to a net investment of CHF 104.7 million of short-term financial assets in the prior year.

Financing activities

Net cash used in financing activities was CHF 1.0 million for the year ended December 31, 2025, compared with net cash used in financing activities of CHF 1.1 million for the year ended December 31, 2024. The decrease of CHF 0.1 million is predominantly related to prior year’s payment of transaction costs and stamp duty associated with the public offering of common shares previously accrued, offset by increased lease payments in the fiscal year ended December 31, 2025 due to the expansion of leased space for the year.

Operating capital requirements and plan of operations

We do not expect to generate revenues from royalties based on product sales unless and until our collaboration partners or we obtain regulatory approval of, and successfully commercialize, our current or any future product candidates. As of December 31, 2025, we had cash and cash equivalents of CHF 26.8 million and short-term financial assets of CHF 64.6 million, resulting in CHF 91.4 million of liquidity. The decrease of CHF 74.1 million relative to December 31, 2024 was predominantly related to R&D spending on our major discovery and R&D programs, the strengthening of the Company’s infrastructure, systems and organization and other operating expenditures. We believe that our existing capital resources, assuming no other milestone payment, will be sufficient to meet our projected operating requirements until the end of Q3 2027. There can be no certainty as to the exact timing of future milestone payments, or in fact, whether any of these will ever be made, given that they are contingent on clear milestones being reached.

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

The Company currently projects CHF 1.4 million in undiscounted short-term lease obligations and CHF 4.2 million in undiscounted long-term lease obligations. Additionally, the Company projects CHF 26.4 million in short-term purchase commitments and CHF 29.8 million in long-term purchase commitments predominantly driven by R&D activities.

ATM program

Commencing in September 2020, the Company established an “at the market offering” (ATM) for the sale of up to USD 80.0 (CHF 64.0) million worth of our common shares from time to time by entering into an Open Market Sale Agreement (Sales Agreement) with Jefferies LLC (Jefferies).

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

Comparison of the years ended December 31, 2024 and 2023

For a discussion of the financial results and condition for the fiscal year ended December 31, 2023, please refer to “Item 5. Operating and financial review and prospects—A. Operating results—Comparison of the years ended December 31, 2024 and 2023” and “Item 5. Operating and financial review and prospects—B. Liquidity and capital resources—Comparison of the years ended December 31, 2024 and 2023” of our Annual Report on Form 20-F for the year ended December 31, 2024 filed on March 13, 2025.

C.Research and development, patents and licenses, etc.

See “Item 4. Information on the Company—B. Business overview” and “Item 5. Operating and financial review and prospects—A. Operating results—results of operations.”

D.Trend information

See “Item 5. Operating and financial review and prospects.”

E.Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB. See “Note 3. Summary of material accounting policies” to our consolidated financial statements for a description of the most significant accounting policies applied in the preparation of our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and senior management

Executive Officers, other key employees and board of directors

The following table presents information about our executive officers, other key employees, and directors and director nominees, including their ages, as of March 1, 2026. The term of each of our directors is 1 year and, accordingly, will expire at our 2026 annual shareholder meeting to be held in June 2026.

			Initial year of
Name	Position	Age	appointment
Executive Officers
Andrea Pfeifer, Ph.D.	Chief Executive Officer and Director	68	2003
Christopher Roberts	Chief Financial Officer	37	2019
Piergiorgio Donati	Chief Technical Operations Officer	55	2018

Other Key Employees
Mark Danton	EVP Artificial Intelligence and Information Systems	62	2019
Günther Staffler, Ph.D.	EVP Development[1]	57	2021
Julien Rongère, Ph.D.	SVP Regulatory Affairs and Quality Assurance	48	2017
Gary Waanders, Ph.D.	SVP Investor Relations and Corporate Communications	62	2021
Matthias Maurer, Ph.D.	SVP General Counsel	44	2024
Bojana Portmann, Ph.D.	VP IP and Business Development	46	2011
Olivier Sol, M.D.	VP Clinical Safety Officer	59	2016
Francesca Capotosti, Ph.D.	VP Research	45	2013

Non-Executive Directors
Martin Zuegel, M.D.	Chair and Director	63	2025
Monika Bütler, Ph.D.	Vice Chair and Director	64	2021
Roy Twyman, M.D.	Director	69	2019
Carl June, M.D.	Director	72	2020
Renée Aguiar-Lucander	Director	63	2025

The current business addresses for our executive officers, other key employees, directors and director nominee is AC Immune SA, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland.

Executive Officers

Andrea Pfeifer, Ph.D., Co-Founder, Chief Executive Officer and Director: Andrea Pfeifer co-founded AC Immune SA in 2003, successfully leading it to an IPO in 2016, since when she has served as a Director on the Board. Under her leadership, multiple transformative partnerships have been established with leading pharmaceutical companies, yielding a potential value of up to CHF 4.3 billion plus additional royalties. She has a 30+ years track record in senior R&D and business leadership roles in the life science industry. She was the Head of Nestlé Research Centre in Lausanne, Switzerland where she played a major role in connecting science and business. Whilst at Nestlé she led the scientific development of a number of highly innovative, critically acclaimed products from laboratory to market, established the microbiome as a major cross-category product development platform and co-founded the Life Science focused Nestlé Venture Capital Fund. Prior to this she was a Visiting Fellow at the Human Carcinogenesis Branch of The National Institute of Health, Bethesda, USA. She currently serves as the Chair of Investment Fund BioMedInvest, Basel and AB2 Bio SA, Lausanne. Dr. Pfeifer is a Non-Executive Member of the Board of Directors of E.M.S. Electro Medical Systems SA, Nyon, and is a member of the Supervisory Board of Symrise AG, Holzminden, Germany. She is also a key member of the CEOi initiative on Alzheimer’s Disease and the Davos Alzheimer’s Collaborative (DAC).

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

Günther Staffler, Ph.D., EVP Development: Günther Staffler joined AC Immune in 2021, bringing more than 25 years’ experience in immunology and biochemical research and establishing and managing drug development programs. He served in various roles within the Company’s R&D leadership team prior to his promotion to EVP Development in 2025. He is a skilled manager of translational research with extensive knowledge and understanding of global product development in the biotech industry, with in-depth leadership, mentorship, and strategic oversight experience in drug development phases from early discovery to clinical Phase 2 with strong involvement in manufacturing operations, as well as in project and program management. Dr. Staffler joined AC Immune from Affiris, where he held increasingly senior roles and was most recently Chief Technical Officer. He previously worked at a number of biotech companies in Vienna including Biovertis and Intercell (now Valneva). Dr. Staffler holds a PhD in Biochemistry with focus on Immunology from the Medical University of Vienna.

Francesca Capotosti, Ph.D., VP Research: Francesca Capotosti joined AC Immune in 2013 and has established significant expertise in the development of innovative diagnostics and therapeutic approaches to address neurodegenerative diseases. She served in various roles within the Company’s R&D leadership team prior to her promotion to VP Research in 2025. She is responsible for AC Immune’s discovery and preclinical pipeline with a major focus on small-molecular weight compounds as therapeutic and diagnostic agents. She joined as a research scientist and has since been Team Leader, Global Project Leader, and now Vice President, playing key roles in development of small molecules targeting Tau and a-syn, as well as AC Immune’s a-syn PET tracer program. Dr. Capotosti completed postdoctoral studies at the École Polytechnique Fédérale de Lausanne (EPFL), and obtained a Ph.D. in Life Sciences from the University of Lausanne in 2010.

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

Olivier Sol, M.D., VP, Clinical Safety Officer: Prior to joining AC Immune, Olivier Sol was Clinical Director of Exonhit (Paris) and thereafter Medical & Regulatory Affairs Director for Diaxonhit, where he was responsible for the development and medical validation of in vitro diagnostic products in cancer, infectious diseases and Alzheimer’s disease. Olivier Sol spent his over 20 year career as a Medical Expert in several therapeutic areas with a strong focus on central nervous system diseases, within pharmaceutical companies as Janssen, UCB-Pharma, GlaxoSmithKline and

Sanofi. He contributed to the clinical development of currently marketed drugs in epilepsy (topiramate and levetiracetam) and galantamine in Alzheimer’s disease. He has also gained significant experience in the field of biological biomarkers. Olivier Sol holds an M.D. from the Paris-Sud University (Paris-Saclay) with a specialization in Medical Biology.

Non-Executive Directors

Martin Zügel, M.D., Chair and Director: Martin Zügel MD is an experienced executive with 30 years at executive and board level in multinational healthcare companies. Dr. Zügel is a board member at Grünenthal, an international company specializing in the neuropharmacology of pain control, where he also chairs the audit committee. In addition, he is currently chairman of the board of AMW GmbH and MESI Ltd. Previously, Dr. Zügel served as chairman, director, executive or advisor with several biotech companies addressing a variety of target medical indications and has also acted as advisor to biotech/pharma investors. Earlier in his career, Dr. Zügel was CEO of Merz Pharma GmbH. During his tenure at Merz, he was instrumental in building Memantine to a blockbuster Alzheimer Drug worldwide in close collaboration with Forest Labs, Daiichi Sankyo and Lundbeck A/S. He established, with specialty Neurology and Aesthetics, two new global franchises at Merz. He was an executive board member of B. Braun Melsungen AG in charge of their global hospital supply business and held various roles at Roche in their pharmaceuticals and diagnostics division. Dr. Zügel holds a Doctorate in Medicine from the University of Tübingen, and a Master Degree in Molecular Biology from the University of Massachusetts at Amherst.

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

Renée Aguiar-Lucander, Director: Renée Aguiar-Lucander is an experienced health-care executive with a strong background in company management, financing and business development. She has extensive Board experience across private and public enterprises in Europe and the US, and successfully raised over USD 325M through public listings in Europe and US, out-licensings and debt financings. She is CEO of Hansa Biopharma, a Swedish company listed on OMX Stockholm. Previously, she was CEO of Calliditas Therapeutics AB, a Swedish NASDAQ traded company. Beginning in 2017, Ms. Aguiar-Lucander led that company’s development of a targeted release formulation of budesonide to full FDA approval in Dec 2023. Ms. Aguiar-Lucander grew Calliditas to a fully integrated life science company headquartered in Europe with a complete US commercial footprint. In Q3 2024, Calliditas was acquired by the Japanese Company Asahi Kasei for 1.1B USD and is now fully integrated into Asahi Kasei, with revenues in excess of USD 150 million and operational profitability at time of exit. Prior to joining Calliditas, Ms. Aguiar-Lucander spent more than twenty years in US and European private and public direct investment, gaining experience with Omega Fund, 3i Group plc, and at several large US based investment banks. Ms. Aguiar-Lucander holds a BA in Accounting from the Stockholm School of Economics and Finance, and an MBA from INSEAD.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B.Compensation

Compensation of directors and executive officers

For the year ended December 31, 2025, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was CHF 7.0 million.

During the year ended December 31, 2025, the total fair value of equity awards granted to directors and executive officers was CHF 3.1 million.

The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors and executive officers amounted to a total of CHF 0.4 million in the year ended December 31, 2025.

We incorporate by reference into this Annual Report the information contained in the section “Directors and Executive Management Compensation Report” under “Item 2. C—2025 and 2024 Board Compensation” and “Item 3. C—2025 and 2024 Executive Compensation” of Exhibit 99.4 to our report on Form 6-K filed with the SEC on March 13, 2026. For the avoidance of doubt the Statutory Auditor's Report on the audit of the compensation report included in the aforementioned Form 6-K is not incorporated by reference or otherwise included in this Form 20-F.

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

2016 SOIP

At the November 15, 2016 AGM of the Company, our board of directors approved the 2016 SOIP (as amended and restated the “2016 SOIP”). In June 2019, the Board authorized, and the shareholders approved, an amendment and restatement of the 2016 SOIP to increase the maximum number of shares reserved for issuance under the 2016 SOIP. In October 2019, the Board authorized a second amendment and restatement of the 2016 SOIP (which did not require shareholder approval). As of December 31, 2025, the maximum number of shares available for issuance under the 2016 SOIP is 4,502,867 common shares. The shares available for issuance under the 2016 SOIP were initially registered with the SEC on a Form S-8 on March 8, 2017, and additional shares were registered on a Form S-8 on August 5, 2019. As of December 31, 2025, there were a total of 4,815,928 shares underlying options that were exercisable and 5,518,564 shares underlying outstanding options and 763,816 shares underlying outstanding restricted share units issued from both our Prior Plans and the 2016 SOIP.

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

Equity compensation

For the fiscal year ended December 31, 2025, the Company has granted our directors and executive officers, in the aggregate, options for the right to acquire 708,021 shares at an exercise price ranging from USD 1.84 to USD 2.91 per share, which vest either over a 1 year or 3 year period with vesting to occur quarterly or annually depending on the nature of the award. The expiration date for these options granted in 2025 is 2035. The Company also granted to our directors and executive officers a total of 900,516 restricted share units in 2025. Restricted share units granted to directors vest over a 1 year period with vesting to occur annually, depending on the nature of the award. Restricted share units granted to executive officers vest over a 1 year or 3 year period with vesting to occur quarterly or semi-annually. Please see “Note 18. Share-based compensation” for further detail.

C.Board practices

Composition of board of directors

Our board of directors is composed of seven directors. Each director is elected for a 1-year renewable term until the next Annual General Meeting (AGM). The current members of our board of directors were appointed at the AGM held on June 19, 2025 to serve until the 2026 AGM to be held in June 2026. There are currently no service contracts in effect between us and any of our directors regarding their board responsibilities.

We are a foreign private issuer. As a result, in accordance with the Nasdaq stock exchange listing requirements, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the stock exchange corporate governance requirements. For an overview of our corporate governance principles, see “Item 16G. Corporate governance.”

Board meetings

Our Board of Directors met in accordance with their respective mandate both physically, by video-conference and telephonically throughout 2025. The Board members analyzed the scientific, business, financial, organizational and legal risks of the Company based on the external factors and internal changes that could potentially impact the risks for the Company in the future.

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

D.Employees

As of December 31, 2025, we employed 122 employees, 32 of whom were part-time employees. All of our employees are based in Switzerland. 62 of our employees hold Ph.D. degrees and 45 hold M.Sc. degrees. Our 122 employees are from 20 countries. The average number of employees (calculated on full-time equivalents) in 2025 was 147.9. As of December 31, 2024 and 2023 we had 172 and 161 employees, respectively. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

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

All of our common shares have the same voting rights. The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of March 1, 2026 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentage of outstanding common shares is computed on the basis of 101,773,573 common shares outstanding as of March 1, 2026. Common shares that a person has the right to acquire within 60 days of March 1, 2026 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the address for each beneficial owner is AC Immune, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland.

		Shares beneficially
Shareholder	Number	owned (%)
5% Shareholders
Biotechnology Value Fund (BVF) Inc.[1]	19,822,436	19.5%
dievini Hopp BioTech holding GmbH & Co KG2	16,316,742	16.0%
Varuma AG3	11,999,999	11.8%
Affiris AG4	6,428,100	6.3%
Executive Officers and Directors
Andrea Pfeifer[5]	5,010,675	4.9%
Anke Post[6]	*	*
Piergiorgio Donati[7]	*	*
Christopher Roberts[8]	*	*
Howard Donovan[9]	*	*
Martin Zügel[10]	*	*
Monika Bütler[11]	*	*
Renée Aguiar-Lucander[12]	*	*
Roy Twyman[13]	*	*
Carl June[14]	*	*
All executive officers and directors as a group (10 persons)	6,404,603	6.3%
*	Indicates beneficial ownership of less than 1% of the total issued and outstanding common shares.

1Based on information set forth in a Schedule 13F filed with the SEC by BVF on February 17, 2026, these shares consist of 19,822,436 shares held of record by BVF Inc. The address of BVF Inc. is 44 Montgomery St., 40th Floor, San Francisco, California 94104.

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

5Consists of 3,433,541 of our common shares and options to purchase 1,577,134 of our common shares exercisable within 60 days of March 1, 2026.

6Consists of 41,706 of our common shares and options to purchase 79,565 of our common shares exercisable within 60 days of March 1, 2026.

7Consists of 74,244 of our common shares and options to purchase 261,534 of our common shares exercisable within 60 days of March 1, 2026.

8Consists of 75,372 of our common shares and options to purchase 150,922 of our common shares exercisable within 60 days of March 1, 2026.

9Consists of 64,517 of our common shares and options to purchase 134,078 of our common shares exercisable within 60 days of March 1, 2026.

10New board member, holding no shares as of March 1, 2026. No grants have been vested nor are expected to vest within 60 days of March 1, 2026

11Consists of 35,386 of our common shares and options to purchase 125,438 of our common shares exercisable within 60 days of March 1, 2026.

12New board member, holding no shares as of March 1, 2026. No grants have been vested nor are expected to vest within 60 days of March 1, 2026

13Consists of 33,704 of our common shares and options to purchase 139,977 of our common shares exercisable within 60 days of March 1, 2026.

14Consists of 58,704 of our common shares and options to purchase 118,782 of our common shares exercisable within 60 days of March 1, 2026.

Holders

As of March 1, 2026, we had over 250 shareholders of record of our common shares. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust or by other entities.

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

As of March 1, 2026, BVF, Inc., dievini Hopp BioTech holding GmbH & Co KG, Varuma AG, and Affiris have not had significant changes in shareholdings compared to March 1, 2025.

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

B.Significant changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and development of the Company,” “Item 4. Information on the Company—B. Business overview,” and Note 23 Subsequent Events, included in the audited consolidated financial statements starting at page F-1. Other than the events included in these places, no significant changes have occurred.

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

B.Memorandum and articles of association

We incorporate by reference into this annual report on Form 20-F the description of our Articles of Association incorporated herein by reference to Exhibit 3.1 to this Annual Report on Form 20-F.

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

We are entitled under Swiss laws to carry forward any losses incurred for a period of 7 years and can offset our losses carried forward against future taxes. As of December 31, 2025, we had tax loss carry-forwards totaling CHF 362.3 million (provisional amount; tax loss is definitively recognized by Swiss tax authorities once set-off against taxable income). There is no certainty that we will make sufficient profits to be able to utilize these tax loss carry-forwards in full.

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

Federal, cantonal and communal individual income tax and corporate income tax

Non-resident shareholders

Except as described in “—Swiss withholding tax” below, shareholders who are not resident in Switzerland for tax purposes, and who, during the relevant taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes (all such shareholders for purposes of this section termed, “Non-resident shareholders”), will not be subject to any Swiss federal, cantonal and communal income tax on dividends and similar cash or in-kind distributions on Shares (including liquidation proceeds and stock dividends) (for the purposes of this section, “dividends”), distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of reserves from capital contributions (apports de capital) on shares, or capital gains realized on the sale or other disposition of shares.

Resident private shareholders

Swiss-resident individuals who hold their shares as private assets are required to include dividends, but not distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of reserves from capital contributions confirmed by the Swiss Federal Tax Administration (apports de capital), in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period, including the dividends, but not the distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of reserves from capital contributions confirmed by the Swiss Federal Tax Administration (apports de capital). Shareholders holding shares representing at least 10% of the nominal share capital of the Company may be able to decrease the taxable dividend basis by 30% (70% taxable) at the federal level and up to 50% at the cantonal level, depending on their respective cantonal rates, as partial relief from economic double taxation. Capital gains resulting from the sale or other disposition of shares are, subject to a few exceptions such as in case of Taxable Repurchases as described in “—Swiss withholding tax” below, not subject to Swiss federal, cantonal and communal income tax, and conversely, capital losses are not tax-deductible for resident private shareholders (the shareholders referred to in this paragraph for the purposes of this section, “Resident private shareholders”). See “Domestic commercial shareholders” below for a summary of the taxation treatment applicable to Swiss-resident individuals, who, for income tax purposes, are classified as “professional securities dealers” or are otherwise deemed to hold Company shares in their commercial wealth.

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

Swiss withholding tax

Dividends (including scrip or stock dividends) that the Company pays on the shares are subject to Swiss withholding tax (impôt anticipé) imposed on the gross amount of the taxable distribution at the then prevailing rate (currently, at a rate of 35% of the gross amount of the taxable distribution). The Company is required to withhold the Swiss withholding tax from the dividend and remit it to the Swiss Federal Tax Administration. Distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and distributions paid out of reserves from contributions confirmed by the Swiss Federal Tax Administration (apports de capital) are not subject to Swiss withholding tax. Capital gains realized on the sale of the shares are not subject to the Swiss withholding tax (other than in case of a sale to the Company (i) for cancellation, (ii) if the total of repurchased shares exceeds 10% of the Company's share capital or (iii) if the repurchased shares are not resold within the applicable time period after the repurchase, if and to the extent the redemption price less the nominal value of the redeemed shares is not booked against reserves from capital contributions confirmed by the Swiss Federal Tax Administration (“Taxable Repurchases”)).

The Swiss withholding tax on a dividend will be refundable in full to a resident private shareholder and to a Domestic commercial shareholder, who, in each case, inter alia, as a condition to a refund, is the beneficial owner of the shares and the dividends or the distributions made or paid on the share and duly reports the dividend in his individual income tax return as income or recognizes the dividend in his income statement as earnings, as applicable.

A Non-resident shareholder may be entitled to a partial or full refund, as the case may be, of the Swiss withholding tax on a dividend if the country of his or her residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met. Such shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) might differ from country to country. A holder of the shares who is a resident of the U.S. for purposes of the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income (Treaty), without taxable presence in Switzerland to which the shares are attributable or who is a qualified U.S. pension fund and who, in each case, is the beneficial owner of the shares and the dividend or distribution and who meets the other conditions of the Treaty may (i) in the case of qualified U.S. pension funds, apply for a full refund of the Swiss withholding tax, (ii) if the holder is a corporation owning at least 10% of the voting rights of the Company, apply for a refund of the Swiss withholding tax withheld in excess of the 5% reduced treaty rate, or (iii) apply for a refund of the Swiss withholding tax withheld in excess of the 15% treaty rate in all other cases. The applicable refund request form may be filed with the Swiss Federal Tax Administration following receipt of the dividend and the relevant deduction certificate, however no later than 31 December of the third year following the calendar year in which the dividend was payable.

Swiss stamp taxes

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

Additional tax considerations associated with our ATM program

As of December 31, 2025, the Company held in total 10,899,773 fully paid-in treasury shares as part of its ATM offerings. These shares were established via three tranches (one in September 2020, one in September 2021 and one in June 2024, respectively). Under present Swiss tax laws, repurchases of shares for the purposes of cancellation are treated as a partial liquidation and are subject to 35% Swiss withholding tax on the difference between the repurchase price and the nominal value of the shares except, since January 1, 2011, to the extent these are booked against the reserves from capital contributions confirmed by the Swiss Federal Tax Administration (apports de capital) if any. No partial liquidation treatment applies and no withholding tax is triggered if the shares are not repurchased for cancellation but held by the Company as treasury shares, provided the limitations imposed by corporate law are respected (the nominal value of such shares does not exceed 10% of the outstanding share capital and the purchase price is covered by freely disposable equity). However, regarding the above-mentioned 10,899,773 treasury shares and given the specificities of the ATM offering, the Company sought and obtained a tax ruling for the two first tranches from the Swiss Federal Tax Administration confirming that their acquisition by the Company did not constitute a direct partial liquidation and therefore does not trigger withholding tax. Further, the Company has obtained a tax ruling from the concerned Cantonal Tax Authority at its place of incorporation, to obtain confirmation that the placement of these treasury shares related to the two first tranches for a subscription price superior to their nominal value will not trigger any corporate income tax for the Company.

As of December 31, 2025, 2,820,566 shares from the first tranche have not been sold and are still recorded as treasury shares. In addition, 2,393,160 fully paid in treasury shares issued as part of second tranche, and 5,700,000 fully paid in treasury shares issued as part of the third tranche for the ATM for future subscription (or, possibly, as part of a future share-dividend program, should the Company become profitable and have enough earnings carried forward to cover such distribution) have not been sold and are still recorded as treasury shares as of December 31, 2025. The shares linked to the two first tranches are covered by the above-mentioned tax rulings (i.e. their acquisition does not trigger any withholding tax and their placement will not trigger any corporate income tax). The Company sought confirmation from the Cantonal Tax Authority at its place of incorporation that the same previous tax ruling remains valid and covers the third tranche as well. Based on the cantonal confirmation the company will assess with its tax advisors whether a confirmation should also be obtained from the Federal Tax Authority.

Material U.S. federal income tax considerations for U.S. Holders

The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our common shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to own common shares.

This discussion applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax consequences, the potential application of the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

Passive income generally includes dividends, interest, certain non-active rents and royalties, and gains from financial investments. Cash is generally a passive asset. Goodwill and other intangible assets (the value of which may be determined by reference to the excess of the sum of a corporation’s market capitalization and liabilities over the value of its assets) are generally active assets to the extent attributable to business activities that produce active income. For purposes of the above calculations, we will generally be treated as if we hold our proportionate share of the assets of, and directly receive our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25% of the shares of such corporation by value.

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

Although we have not obtained valuations of our assets (including goodwill and other intangibles) for 2025 and thus are not in a position to make a definitive determination regarding whether we were a PFIC for 2025, based on the composition of our income and assets during 2025 and the estimated value of our assets (which is based on our average market capitalization during 2025), we believe that we were likely not a PFIC for 2025. However, for the reasons described above there can be no assurance that the IRS will agree. Because our PFIC status is a factual annual determination that can be determined only after the end of the relevant taxable year, we cannot express a view regarding our PFIC status for 2026 or any future taxable year.

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

Dividends will be foreign-source income. The amount of dividend income will include any amounts withheld by us in respect of Swiss income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Swiss income taxes withheld from dividends on our common shares (at a rate not exceeding the applicable Treaty rate in the case of U.S. Holders eligible for Treaty benefits) may be creditable against the U.S. Holder’s U.S. federal income tax liability. Swiss taxes withheld at a rate in excess of an applicable Treaty rate generally will not be creditable. See “Swiss tax considerations—Swiss withholding tax” for a discussion on how to obtain a refund of Swiss withholding taxes. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Swiss income tax system meets this requirement. The IRS has released notices which provide relief from certain of the Treasury regulations’ requirements for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders should consult their tax advisers regarding the creditability of any Swiss taxes in their particular circumstances (including the U.S. Holder’s eligibility for Treaty benefits). In lieu of claiming a credit, U.S. Holders may be able to elect to deduct any Swiss income taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all otherwise creditable non-U.S. taxes paid or accrued in the taxable year.

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

Market risk

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has the policy of matching its cash holdings to the currency structure of its expenses. As of December 31, 2025, the Company holds approximately 81% of its overall cash and cash equivalents balance in CHF with the remainder predominantly in USD and EUR (see “Note 7. Cash and cash equivalents and short-term financial assets” of the consolidated financial statements). The Company holds almost 64% of its liquidity (cash and cash equivalents plus short-term financial assets) in CHF.

We have a number of collaboration agreements for which the upfront payments, milestone payments and future royalty payments are not denominated in Swiss Francs, our reporting currency. Furthermore, many of our research and development activities are subcontracted to parties outside of Switzerland and we purchase materials from suppliers outside of Switzerland. As a result, we are exposed to foreign exchange risk. Approximately 36% of our total costs are incurred in currencies other than the Swiss Franc. Due to the size of some of the income received from collaboration agreements and also the high percentage of our costs indirectly being in foreign currencies, a hypothetical 10% change in exchange rates relative to the Swiss Franc could have a material impact on our consolidated financial statements.

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

Credit risk

The Company maintains a formal treasury risk and investment management policy to limit counterparty credit risk. As of December 31, 2025, the Company’s cash and cash equivalents and short-term financial assets are held with six financial institutions, each with a high credit rating assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Receivables are fully performing, not past due and not impaired (see “Note 7. Cash and cash equivalents and short-term financial assets” and “Note 10. Other current receivables”).

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

Based on the Company’s current liquidity position, comprised of cash and cash equivalents and short-term financial assets, the Company is financed until the end of Q3 2027, assuming no other milestone payments.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.Disclosure controls and procedures

As of December 31, 2025, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2025.

C.Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers SA, an independent registered public accounting firm. Their report is included on page F-2. PricewaterhouseCoopers SA (PwC) is a member of the Chamber of Public Accountants, Lausanne, Switzerland.

D.Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal accountant fees and services

	For the Year Ended
	December 31,
In CHF thousands	2025	2024
Audit fees	600	725
Audit-related fees	5	9
Total fees	605	734

For the year ended December 31, 2025, PwC was the Company’s auditor for the IFRS and statutory accounts. At the ordinary Annual General Meeting on June 19, 2025, the shareholders appointed PwC as the Company’s auditor for a term of office of 1 year.

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

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

In 2025, no purchases of our equity securities were made by or on behalf of AC Immune SA or any affiliated purchaser.

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

Furthermore, our cybersecurity program is focused on companywide awareness geared toward enabling our employees and other key personnel to effectively handle the ever-increasing threat vectors such as phishing and other sophisticated social engineering attacks. Our management takes the position that cybersecurity is owned companywide as a collective team, not just by the EVP Artificial Intelligence and Information Systems. Our security awareness program focuses on improving awareness through training, including realistic phishing simulation campaigns. Our key areas of focus in 2026 and beyond will include requiring further training for employees that fail simulated phishing campaigns and encouraging our employees to report any suspicious activity they encounter.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this Annual Report, see page F-1.

ITEM 19. Exhibits

(a) The following documents are filed as part of Annual Report on Form 20-F:

3.1	Articles of Association of AC Immune SA dated March 6, 2026
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

4.19*	Description of Securities
4.20*	First Amendment to Option and License Agreement, dated as of February 19, 2026, between AC Immune SA and Takeda Pharmaceutical Company Limited
8.1*	List of subsidiaries
11.1*	Statement of Policy Concerning Trading in Company Securities
12.1*	Certification of Andrea Pfeifer pursuant to 17 CFR 240.13a-14(a)
12.2*	Certification of Christopher Roberts pursuant to 17 CFR 240.13a-14(a)
13.1*	Certification of Andrea Pfeifer pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
13.2*	Certification of Christopher Roberts pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350
15.1*	Consent of PricewaterhouseCoopers SA
97.1	Compensation Recoupment Policy, dated as of October 6, 2023 (incorporated herein by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20 F, filed with the SEC on March 14, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
*	Filed herewith

(b) Financial Statement Schedules

None.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AC IMMUNE SA
Date: March 13, 2026
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

Audited consolidated financial statements — AC IMMUNE SA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AC Immune SA

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of AC Immune SA and its subsidiary (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income/(loss), of comprehensive income/(loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on internal control over financial reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Intangible asset – valuation

As described in Note 6 to the consolidated financial statements, the Company has CHF 50.4 million of an in-process research and development (IPR&D) intangible asset as of December 31, 2025. The asset is not yet ready for use until the asset obtains market approval. Therefore, in accordance with IAS 36 ‘Impairment of asset’, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The significant assumptions used in the model include anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate used to discount future cash flows. The Company’s valuation model calculates the risk-adjusted, net cash flows through the period of market exclusivity across target sales regions.

The principal considerations for our determination that performing procedures relating to the intangible asset – valuation is a critical audit matter are (i) the significant judgment by management when determining the value of the intangible asset; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence obtained related to the valuation of the intangible asset and management’s assumptions related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, target indication prevalence and incidence rates, anticipated market share, general commercialization expectations such as anticipated pricing and uptake, expected patent life and market exclusivity periods, and the discount rate used to discount future cash flows; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

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

March 13, 2026

We have served as the Company’s auditor since 2018.

Consolidated Financial Statements (IFRS Accounting Standards)

AC Immune SA

Consolidated Balance Sheets

(In CHF thousands)

		As of
		December 31,
	Note	2025	2024
Assets
Non-current assets
Property, plant and equipment	4	1,989	2,651
Right-of-use assets	5	4,540	5,437
Intangible asset	6	50,416	50,416
Long-term financial assets	5	584	415
Total non-current assets		57,529	58,919

Current assets
Prepaid expenses	8	3,972	4,302
Accrued income	8/13	360	1,099
Other current receivables	10	978	1,104
Short-term financial assets	7	64,617	129,214
Cash and cash equivalents	7	26,795	36,275
Total current assets		96,722	171,994
Total assets		154,251	230,913

Shareholders' equity and liabilities

Shareholders’ equity
Share capital	11	2,253	2,226
Share premium	11	481,863	478,506
Treasury shares	11	(218)	(218)
Currency translation differences		7	(5)
Accumulated losses		(439,021)	(368,239)
Total shareholders’ equity		44,884	112,270

Non-current liabilities
Long-term deferred contract revenue	13	2,339	4,560
Long-term lease liabilities	5	3,689	4,401
Net employee defined benefit liabilities	17	8,646	8,844
Total non-current liabilities		14,674	17,805

Current liabilities
Trade and other payables	12	2,068	2,658
Accrued expenses	9/12	8,067	12,098
Short-term deferred contract revenue	13	83,706	85,056
Short-term lease liabilities	5	852	1,026
Total current liabilities		94,693	100,838
Total liabilities		109,367	118,643
Total shareholders’ equity and liabilities		154,251	230,913

The accompanying notes are an integral part of these consolidated financial statements.

AC Immune SA

Consolidated Statements of Income/(Loss)

(In CHF thousands, except for per-share data)

		For the Year Ended
		December 31,
	Note	2025	2024	2023
Revenue
Contract revenue	13	3,573	27,309	14,801
Total revenue		3,573	27,309	14,801

Operating expenses
Research & development expenses	14	(56,436)	(62,570)	(54,606)
General & administrative expenses	14	(16,094)	(17,259)	(15,305)
Other operating income/(expense), net	13.2	94	142	1,486
Restructuring expenses, net	9	(455)	—	—
Total operating expenses		(72,891)	(79,687)	(68,425)
Operating loss		(69,318)	(52,378)	(53,624)

Financial income	14	1,865	3,196	1,044
Financial expense	14	(191)	(133)	(176)
Exchange differences	14	(2,803)	(1,598)	(1,467)
Finance result, net		(1,129)	1,465	(599)

Loss before tax		(70,447)	(50,913)	(54,223)
Income tax expense	16	—	(3)	(10)
Loss for the period		(70,447)	(50,916)	(54,233)

Loss per share:
Basic and diluted loss for the period attributable to equity holders	20	(0.70)	(0.51)	(0.64)

Consolidated Statements of Comprehensive Income/(Loss)

(In CHF thousands)

		For the Year Ended
		December 31,
	Note	2025	2024	2023
Loss for the period		(70,447)	(50,916)	(54,233)
Items that may be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences		12	46	(61)
Items that will not to be reclassified to income or loss in subsequent periods (net of tax):
Remeasurement gains/(losses) on defined-benefit plans (net of tax)	17	(1,353)	(3,084)	(1,669)
Other comprehensive income/(loss)		(1,341)	(3,038)	(1,730)
Total comprehensive loss, net of tax		(71,788)	(53,954)	(55,963)

The accompanying notes are an integral part of these consolidated financial statements.

AC Immune SA

Consolidated Statements of Changes in Equity

(In CHF thousands)

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2023		1,797	431,323	(124)	(264,015)	10	168,991
Loss for the period		—	—	—	(54,233)	—	(54,233)
Other comprehensive loss	17	—	—	—	(1,669)	(61)	(1,730)
Total comprehensive loss		—	—	—	(55,902)	(61)	(55,963)

Share-based payments	18	—	—	—	4,365	—	4,365
Proceeds from public offerings, net of underwriting fees, transaction costs and stamp duty	11	286	40,249	—	—	—	40,535
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	11	—	2,631	19	—	—	2,650
Issuance of shares, net of transaction costs:
Restricted share awards	18	5	645	—	(645)	—	5
Exercise of options	18	1	59	—	—	—	60
Balance as of December 31, 2023		2,089	474,907	(105)	(316,197)	(51)	160,643

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2024		2,089	474,907	(105)	(316,197)	(51)	160,643
Loss for the period		—	—	—	(50,916)	—	(50,916)
Other comprehensive loss	17	—	—	—	(3,084)	46	(3,038)
Total comprehensive loss		—	—	—	(54,000)	46	(53,954)

Share-based payments	18	—	—	—	5,470	—	5,470
Proceeds from public offerings, net of underwriting fees, transaction costs and stamp duty	11	—	103	1	—	—	104
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	11	114	—	(114)	—	—	—
Issuance of shares, net of transaction costs:
Restricted share awards	18	23	3,489	—	(3,512)	—	—
Exercise of options	18	0	7	—	—	—	7
Balance as of December 31, 2024		2,226	478,506	(218)	(368,239)	(5)	112,270

						Currency
		Share	Share	Treasury	Accumulated	translation
	Note	capital	premium	shares	losses	differences	Total
Balance as of January 1, 2025		2,226	478,506	(218)	(368,239)	(5)	112,270
Loss for the period		—	—	—	(70,447)	—	(70,447)
Other comprehensive income/(loss)	17	—	—	—	(1,353)	12	(1,341)
Total comprehensive loss		—	—	—	(71,800)	12	(71,788)

Share-based payments	18	—	—	—	4,396	—	4,396
Issuance of shares, net of transaction costs:
Restricted share awards	18	26	3,352	—	(3,378)	—	—
Exercise of options	18	1	5	—	—	—	6
Balance as of December 31, 2025		2,253	481,863	(218)	(439,021)	7	44,884

The accompanying notes are an integral part of these consolidated financial statements.

AC Immune SA

Consolidated Statements of Cash Flows

(In CHF thousands)

	For the Year Ended
	December 31,
	Note	2025	2024	2023
Operating activities
Loss for the period		(70,447)	(50,916)	(54,233)
Adjustments to reconcile net loss for the period to net cash flows:
Depreciation of property, plant and equipment	4	1,393	1,485	1,672
Depreciation of right-of-use assets	5	1,110	677	543
Finance (income)/expense, net	14	803	57	922
Share-based compensation expense	18	4,396	5,470	4,365
Change in net employee defined benefit liability	17	(1,551)	(10)	888
Interest expense	5/14	189	131	176
(Gain)/loss on lease modifications	5	(73)	—	—
(Gain)/loss on sale of fixed assets		(15)	—	—
Changes in working capital:
(Increase)/decrease in prepaid expenses	8	330	2,135	(1,748)
(Increase)/decrease in accrued income	8	739	(853)	162
(Increase)/decrease in accounts receivable	9	—	14,800	(14,800)
(Increase)/decrease in other current receivables	10	180	(396)	(232)
(Decrease)/increase in accrued expenses	12	(3,861)	1,373	1,137
(Decrease)/increase in deferred contract revenue, short-term	13	(1,350)	85,056	—
(Decrease)/increase in deferred income		—	(138)	(449)
(Decrease)/increase in trade and other payables	12	(592)	977	770
(Decrease)/increase in deferred contract revenue, long-term	13	(2,221)	4,560	—
Cash provided by/(used in) operating activities		(70,970)	64,408	(60,827)
Interest received	14	1,897	1,563	595
Interest paid	5/14	(174)	(113)	(163)
Finance expenses paid	14	(15)	(16)	(13)
Net cash flows provided by/(used in) operating activities		(69,262)	65,842	(60,408)

Investing activities
Short-term financial assets, net	7	64,597	(104,660)	66,446
Purchases of property, plant and equipment	4	(900)	(576)	(801)
Proceeds from sale of property, plant and equipment	4	15	—	—
Rental deposits	5	(170)	(54)	—
Net cash flows provided by/(used in) investing activities		63,542	(105,290)	65,645

Financing activities
Proceeds from public offerings of common shares, net of underwriting fees and transaction costs	11	—	—	41,056
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	11	—	104	2,677
Proceeds from issuance of common shares – equity plan, net of transaction costs	11	6	7	65
Transaction costs and stamp duty associated with the public offerings of common shares previously recorded in Accrued expenses	11	—	(521)	—
Transaction costs associated with the sale of treasury shares in public offering previously recorded in Accrued expenses	11	—	(27)	—
Principal payments of lease obligations	5	(1,026)	(683)	(548)
Net cash flows (used in)/provided by financing activities		(1,020)	(1,120)	43,250

Net increase/(decrease) in cash and cash equivalents		(6,740)	(40,568)	48,487

Cash and cash equivalents at January 1		36,275	78,494	31,586
Exchange gain/(loss) on cash and cash equivalents		(2,740)	(1,651)	(1,579)
Cash and cash equivalents at December 31		26,795	36,275	78,494

Net increase/(decrease) in cash and cash equivalents		(6,740)	(40,568)	48,487

Supplemental non-cash activity
Capital expenditures in Trade and other payables or Accrued expenses	4	15	184	—
Transaction costs and stamp duty associated with the public offerings of common shares recorded in Accrued expenses	11	—	—	521
Transaction costs associated with the sale of treasury shares in public offering recorded in Accrued expenses	11	—	—	27

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

AC Immune SA is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer’s disease (AD) and Parkinson’s disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. Our goal is to continue leveraging our proprietary discovery platforms, SupraAntigen and Morphomer, to shift the treatment paradigm for neurodegenerative disease towards Precision Medicine. Our corporate strategy is focused on two core value drivers: (i) Active Immunotherapies being developed for the treatment and prevention of Alzheimer’s disease (AD) and Parkinson’s disease (PD); and (ii) Intracellular targeting with brain penetrant small molecule programs targeting intracellular pathologies.

The Company was initially incorporated as a limited liability company on February 13, 2003 in Basel, and effective August 25, 2003 was transformed into a stock company. The Company’s corporate headquarters are located at EPFL Innovation Park Building B, 1015 Lausanne, Switzerland.

2.Basis of preparation

Going concern

The Company believes that it will be able to meet all of its obligations as they fall due for at least 12 months from the filing date of this Form 20-F, after considering the Company’s cash position of CHF 26.8 million and short-term financial assets of CHF 64.6 million as of December 31, 2025. Hence, these consolidated financial statements have been prepared on a going-concern basis.

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

Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were approved for issue by the Board of Directors on March 11, 2026.

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

The following exchange rates have been used for the translation of the financial statements of AC Immune USA:

	For the Year Ended
	December 31,
	2025	2024	2023
CHF/USD
Closing rate, USD 1	0.800	0.912	0.851
Weighted average exchange rate, USD 1	0.840	0.889	0.908

The results and financial position of AC Immune USA are translated into the presentation currency as follows:

i.	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
ii.	income and expenses for each statement of income/(loss) are translated at average exchange rates; and
iii.	all resulting exchange differences are recognized in other comprehensive income/(loss), within cumulative translation differences.

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

Restructuring expenses

During September 2025, the Company incurred restructuring costs associated with planned initiatives to reduce its costs. The most significant restructuring costs are termination benefits provided to employees. In connection with developing a detailed formal plan for the restructuring, the Company established a provision for restructuring costs and, through execution of the plan and announcement of its main features to those affected by it, a valid expectation has been raised in those affected that the plan would be implemented.

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

Re-measurements of the net defined benefit liability, which comprise actuarial gains and losses and the return on plan assets (excluding interest) are recognized immediately in the consolidated statements of other comprehensive income/(loss). Past service costs, including curtailment gains or losses, are recognized immediately allocated to the appropriate operating results category, including research and development, general and administrative expenses, or restructuring expenses as applicable. Settlement gains or losses are recognized in either research and development and/or general and administrative expenses within the operating results. The Company determines the net interest expense/(income) on the net defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period or in case of any significant events between measurement dates to the then-net defined benefit liability, considering any changes in the net defined benefit liability during the period as a result of contributions and benefit payments. Net interest expense/(income) and other expenses related to defined benefit plans are recognized in the consolidated statements of income/(loss).

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

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on OLCAs (Note 13), (ii) clinical development accruals (Note 12), (iii) net employee defined benefit liability (Note 17), (iv) share-based compensation (Note 18), (v) right-of-use assets and lease liabilities (Note 5) and (vi) our IPR&D asset (Note 6). Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Segment reporting

The Company has one segment. The Company currently focuses most of its resources on discovering and developing therapeutic and diagnostic products targeting misfolded proteins.

The Company is managed and operated as one business. The chief operating decision maker comprehensively manages the entire business as one segment. Accordingly, the Company views its business and manages its operations as one operating segment. Non-current assets are located in, and revenue is allocated and recorded within, the Company’s country of domicile, Switzerland.

Accounting policies, standards, interpretations and amendments adopted by the Company

There are no new IFRS standards, amendments or interpretations that are mandatory as of January 1, 2025 that are relevant to the Company. Additionally, the Company has not adopted any standard, interpretation or amendment that has been issued but is not yet effective. Such standards are not currently expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

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

In May and December 2024, the IASB issued narrow scope amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. These amendments clarify the requirements for determining contractual cash flows of financial assets, financial liabilities and lease liabilities, as well as guidance on contracts referencing nature-dependent electricity. These amendments are effective January 1, 2026. The Company is currently evaluating the new standard to determine how it will impact the presentation and disclosure in its financial statements, at this time the amendments are not expected to have a material impact on the presentation and disclosure in its financial statements.

4.Property, plant and equipment

The following tables show the movements in the net book values of property, plant and equipment for the years ended December 31, 2025 and 2024, respectively:

	As of December 31, 2025
		IT	Laboratory	Leasehold
In CHF thousands	Furniture	equipment	equipment	improvements	Total
Acquisition cost:
Balance at December 31, 2024	333	2,387	10,536	1,863	15,119
Additions	1	158	545	27	731
Disposals	—	—	(146)	—	(146)
Balance at December 31, 2025	334	2,545	10,935	1,890	15,704

Accumulated depreciation:
Balance at December 31, 2024	(258)	(2,056)	(9,053)	(1,101)	(12,468)
Depreciation expenses	(32)	(221)	(847)	(293)	(1,393)
Disposals	—	—	146	—	146
Balance at December 31, 2025	(290)	(2,277)	(9,754)	(1,395)	(13,715)

Carrying amount:
December 31, 2024	75	331	1,483	762	2,651
December 31, 2025	44	269	1,182	495	1,989

	As of December 31, 2024
		IT	Laboratory	Leasehold
In CHF thousands	Furniture	equipment	equipment	improvements	Total
Acquisition cost:
Balance at December 31, 2023	309	2,168	10,233	1,662	14,372
Additions	24	219	316	201	760
Disposals	—	—	(13)	—	(13)
Balance at December 31, 2024	333	2,387	10,536	1,863	15,119

Accumulated depreciation:
Balance at December 31, 2023	(212)	(1,851)	(8,101)	(832)	(10,996)
Depreciation expenses	(46)	(205)	(965)	(269)	(1,485)
Disposals	—	—	13	—	13
Balance at December 31, 2024	(258)	(2,056)	(9,053)	(1,101)	(12,468)

Carrying amount:
December 31, 2023	97	317	2,133	830	3,377
December 31, 2024	75	331	1,483	762	2,651

For the years ended December 31, 2025, 2024 and 2023, the Company incurred CHF 1.4 million, CHF 1.5 million and CHF 1.7 million in depreciation expenses, respectively.

5.Right-of-use assets, long-term financial assets and lease liabilities

The Company recognized additions and reassessment of right-of-use of leased assets for buildings or for office equipment totaling CHF 0.2 million and CHF 2.6 million for the years ended December 31, 2025 and 2024, respectively. In 2025, the change pertained to a reduction of lease space, offset by the reassessment of the lease term of a separate lease space. In 2024, the increase was predominantly associated with a new lease and the reassessment of our existing leased office space.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates as of December 31, 2025 are 5.5% (3.5% for 2024) for buildings, 3.3% (3.3% for 2024) for office equipment and 7.2% (7.2% for 2024) for IT equipment.

The following tables show the movements in the net book values of right-of-use of leased assets for the years ended December 31, 2025 and 2024, respectively:

		Office	IT
In CHF thousands	Buildings	equipment	equipment	Total
Balance as of December 31, 2024	5,320	91	26	5,437
Lease modification and reassessment	213	—	—	213
Depreciation	(1,064)	(40)	(6)	(1,110)
Balance as of December 31, 2025	4,469	51	20	4,540

		Office	IT
In CHF thousands	Buildings	equipment	equipment	Total
Balance as of December 31, 2023	3,446	50	12	3,508
Additions and reassessment	2,516	64	26	2,606
Depreciation	(642)	(23)	(12)	(677)
Balance as of December 31, 2024	5,320	91	26	5,437

For the years ended December 31, 2025, and 2024, the impact on the Company’s consolidated statements of income/(loss) and consolidated statements of cash flows is detailed in the table below.

	For the Year Ended
	December 31,
In CHF thousands	2025	2024
Statements of income/(loss)
Depreciation of right-of-use assets	1,110	677
Interest expense on lease liabilities	174	113
Expense for short-term leases and leases of low value	690	752
Total	1,975	1,542

Statements of cash flows
Total cash outflow for leases	1,891	1,549

The following table presents the contractual undiscounted cash flows for lease liabilities as of December 31, 2025 and 2024:

	As of
	December 31,
In CHF thousands	2025	2024
Less than one year	1,079	1,200
1-3 years	2,077	2,372
3-5 years	2,038	2,352
Total	5,194	5,924

The Company also has two deposits in escrow accounts totaling CHF 0.6 million and CHF 0.4 million for the lease of the Company’s premises as of December 31, 2025 and 2024, respectively.

6.Intangible assets

AC Immune’s acquired IPR&D asset is a clinically-validated active immunotherapy candidate for the treatment of Parkinson’s disease. The asset is not yet ready for use until the asset obtains market approval. The carrying amount and net book value are detailed below:

	As of December 31, 2025			As of December 31, 2024
	Gross			Gross
	carrying	Accumulated	Net book	carrying	Accumulated	Net book
In CHF thousands	amount	amortization	value	amount	amortization	value
Acquired IPR&D asset	50,416	—	50,416	50,416	—	50,416
Total intangible assets	50,416	—	50,416	50,416	—	50,416

In accordance with IAS 36 Impairment of Assets, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The valuation is considered to be Level 3 in the fair value hierarchy in accordance with IFRS 13 Fair Value Measurement due to unobservable inputs used in the valuation. The Company has determined the IPR&D asset was not impaired as of December 31, 2025 and 2024, respectively.

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

The Company’s valuation model calculates the risk-adjusted, net cash flows through the projected period of market exclusivity across target sales regions. The Company uses a discount rate of 16% (17% for 2024), based on the assumed cost of capital for the Company over the forecast period.

7.Cash and cash equivalents and short-term financial assets

The Company’s cash and cash equivalents are maintained in the following respective currencies as of December 31, 2025 and 2024:

	As of
	December 31,
In CHF thousands	2025	2024
Cash and cash equivalents	26,795	36,275
Total	26,795	36,275
By currency
CHF	21,815	20,798
EUR	3,632	7,308
USD	1,221	8,169
Other	127	—
Total cash and cash equivalents	26,795	36,275

As of December 31, 2025 and 2024, the Company’s funds were predominantly held in CHF, EUR and USD currencies. Funds held in EUR and USD were translated into CHF at a rate of 0.940 and 0.800 and 0.949 and 0.912, respectively, for each currency and year.

The following table summarizes the Company’s short-term financial assets as of December 31, 2025 and 2024:

	As of
	December 31,
In CHF thousands	2025	2024
Short-term financial assets due in one year or less	64,617	129,214
Total	64,617	129,214
By currency
CHF	37,068	95,006
EUR	17,384	18,705
USD	10,165	15,503
Total short-term financial assets	64,617	129,214

8.Prepaid expenses and accrued income

	As of
	December 31,
In CHF thousands	2025	2024
Prepaid expenses	3,972	4,302
Accrued income	360	1,099
Total prepaid expenses and accrued income	4,332	5,401

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

As of December 31, 2025, the Company recorded CHF 0.4 million in accrued income from interest on cash term deposits, compared to CHF 1.1 million as of December 31, 2024.

9.Restructuring

On September 4, 2025, the Company announced that following a strategic review, the Company would sharpen its focused investment on its most important assets and implementing cost reduction measures accordingly. As a result of the initiatives announced in September 2025, the Company recorded CHF 0.5 million of net restructuring expenses in 2025, comprising CHF 2.1 million of termination benefits to be paid to the employees impacted by the restructuring, a CHF 1.8 million gain on curtailment related to the defined benefit liability, and less than CHF 0.1 million of expenses related to the acceleration of share-based compensation expenses.

As of December 31, 2025, the Company had a provision of CHF 0.3 million for termination benefits recorded under accrued expenses, compared to a provision of nil at the beginning of the year. The costs remaining in the provision are expected to be paid during the first quarter of 2026.

The curtailment event required a remeasurement of the defined benefit liability using updated actuarial assumptions and current fair value of plan assets, in accordance with IAS 19. The impact of the curtailment is to be recognized in the same period as the restructuring. As a result of the curtailment, the Company recognized a CHF 1.8 million gain in 2025, compared to nil in the corresponding years 2024 and 2023. The curtailment gain is non-cash and arises due to the acceleration or elimination of future benefit accruals under the defined benefit plan.

10.Other current receivables

	As of
	December 31,
In CHF thousands	2025	2024
Other current receivable	80	144
Swiss VAT	241	271
Withholding tax	657	689
Total other current receivables	978	1,104

The maturity of these assets is less than 3 months. The Company considers the counterparty risk as low and the carrying amount of these receivables is considered to approximate their fair value.

11.Share capital

As of December 31, 2025 and 2024, the issued share capital amounted to CHF 2,252,840 and CHF 2,226,203, respectively, and is composed of outstanding common shares of 101,742,231 and 100,410,377, respectively, and treasury shares of 10,899,773 and 10,899,773, respectively.

The table below summarizes the Company’s capital structure:

			In CHF thousands
	Common	Treasury	Share	Share	Treasury
	shares	shares	capital	premium	shares
December 31, 2023	104,441,787	(5,243,958)	2,089	474,907	(105)
Proceeds from public offerings, net of underwriting fees and transaction costs	—	30,232	—	103	1
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	5,700,000	(5,700,000)	114	—	(114)
Issuance of shares – incentive plans, net of transaction costs	1,168,363	13,953	23	3,496	—
December 31, 2024	111,310,150	(10,899,773)	2,226	478,506	(218)
Issuance of shares – incentive plans, net of transaction costs	1,331,854	—	27	3,357	—
December 31, 2025	112,642,004	(10,899,773)	2,253	481,863	(218)

The common shares and treasury shares have nominal values of CHF 0.02 per share. All shares have been fully paid. These treasury shares held by the Company are not considered outstanding shares as of December 31, 2025 or 2024.

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

Conditional share capital for employee benefit plans

The Company’s share capital may be increased by a maximum aggregate amount of CHF 90,057.34 through the issuance of not more than 4,502,867 common shares, payable in full, each with a nominal value of CHF 0.02 per share, by the exercise of options rights that have been granted to employees, consultants, members of the board of directors, or other person providing services to the Company or a subsidiary. As of December 31, 2025, 168,677 of our common shares, which were issued upon the exercise of options and restricted share units, have not yet been registered with the commercial register of the Canton of Vaud.

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

At the market equity offering

Commencing in September 2020, the Company established an “at the market offering” (ATM) for the sale of up to USD 80.0 (CHF 64.0) million worth of our common shares from time to time by entering into an Open Market Sale Agreement (“Sales Agreement”) with Jefferies LLC (“Jefferies”).

In Q2 2021 and Q2 2024, we filed a new registration statement on Form F-3 and entered into a new Sales Agreement in Q2 2021 and Q3 2024 to replace and extend the ATM program.

In Q2 2024, the Company issued 5,700,000 common shares with a nominal value of CHF 0.02 to be held as treasury shares.

Through December 31, 2025, the Company has cumulatively sold 2,179,434 common shares previously held as treasury shares pursuant to the Sales Agreement, raising USD 16.4 (CHF 14.9) million, net of underwriting fees and transaction costs. We have paid commissions to Jefferies totaling USD 0.5 (CHF 0.5) million through December 31, 2025, for share issuances in accordance with our ATM programs. In 2025, the Company had no share activity related to the ATM program.

12.Trade and other payables and accrued expenses

	As of
	December 31,
In CHF thousands	2025	2024
Trade and other payables	2,068	2,658
Total trade and other payables	2,068	2,658

Accrued research and development costs	2,410	6,505
Accrued payroll expenses	4,238	4,176
Restructuring provision	290	—
Other accrued expenses	1,128	1,417
Total accrued expenses	8,067	12,098

The decrease in trade payables and accrued research and development costs is primarily due a decrease in research and development expenses in 2025 leading up to and at year end including reduced activities in early-stage programs and reduction in manufacturing activities on clinical stage programs which did not recur in the current year.

13.Contract revenues

For the years ended December 31, 2025, 2024 and 2023, AC Immune generated contract revenues of CHF 3.6 million, CHF 27.3 million and CHF 14.8 million, respectively.

The following tables provide contract revenue amounts from its OLCAs for the years ended December 31, 2025, 2024 and 2023, respectively.

	For the Year Ended
	December 31,
In CHF thousands	2025	2024	2023
Janssen	—	24,600	14,800
Takeda	3,573	2,709	—
Other	—	—	1
Total contract revenues	3,573	27,309	14,801

During the years ended December 31, 2025, 2024 and 2023, the Company recognized the following contract revenues as a result of changes in the contract asset and the contract liability balances in the respective periods:

	For the Year Ended
	December 31,
In CHF thousands	2025	2024	2023
Revenues recognized in the period from:
Amounts included in the contract liability at the beginning of the period	3,573	—	—
Performance obligations satisfied in previous periods	—	24,600	14,801

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

For the years ended December 31, 2025, 2024 and 2023, we have recognized no revenues from this arrangement.

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

At execution of the agreement, the transaction price included only the upfront consideration received of CHF 25.9 million. At inception, none of the clinical, regulatory or commercial milestones has been included in the transaction price, as all milestone amounts were fully constrained. As described above, the Company has earned and received various milestone payments related to this contract. In the future, the Company could also receive up to more than CHF 418 million in clinical, regulatory and commercial milestones as well as tiered, low-double digits to mid-teen royalties on aggregate net sales for the ACI-35.030 active immunotherapy program. In assessing that future clinical, regulatory or commercial milestones are fully constrained, the Company considered numerous factors to determine that these milestones are not highly probable to obtain, including that receipt of the milestones is outside the control of the Company and contingent upon success in future clinical trials and the licensee’s efforts. Any consideration related to sales-based milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Janssen and therefore have also been excluded from the transaction price. The Company will re-evaluate the transaction price in each reporting period and as uncertain events are resolved or other changes in circumstances occur.

For the years ended December 31, 2025, 2024 and 2023, we have recognized nil, CHF 24.6 million, and CHF 14.8 million, respectively, from this arrangement.

Tau-PET imaging agent – 2014 agreement with Life Molecular Imaging (LMI)

In May 2014 (as amended in June 2022), we entered into an agreement, our first diagnostic partnership, with LMI, the former Piramal Imaging SA. The partnership with LMI is an exclusive, worldwide licensing agreement for the research, development and commercialization of the Company’s Tau protein PET tracers supporting the early diagnosis and clinical management of AD and other Tau-related disorders and includes upfront and sales milestone payments totaling up to EUR 160 (CHF 150) million, plus royalties on sales at a percentage rate ranging from mid-single digits to low-teens. To date, the Company has received EUR 7.5 million (CHF 7.9 million) of payments related to these milestones and is eligible to receive the remaining EUR 152.5 million (CHF 142.9 million) related to achievement of certain clinical milestones as well as regulatory and sales-based milestones. No payments have been received in 2023, 2024, or 2025.

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

For the years ended December 31, 2025, 2024 and 2023, the Company has recognized no revenues from this arrangement.

Anti-Abeta Active Immunotherapy in AD – 2024 agreement with Takeda Pharmaceuticals, USA, Inc

In May 2024, the Company entered into a worldwide option and license agreement with Takeda Pharmaceuticals, USA, Inc. (Takeda) for our active immunotherapies targeting Abeta, including ACI-24.060 for the treatment of AD. AC Immune will be responsible for completing the ABATE trial. Following option exercise, Takeda would conduct and fund all further clinical development and be responsible for all global regulatory activities as well as worldwide commercialization. Under the terms of the agreement, AC Immune received an upfront payment of USD 100.0 (CHF 92.3) million in May 2024 and is eligible to receive an option exercise fee in the low-to-mid nine-figure USD range and additional potential development, commercial and sales-based milestones of up to approximately USD 2.1 (CHF 1.7) billion if all related milestones are achieved over the course of the agreement. Upon commercialization, AC Immune will be entitled to receive tiered mid-to-high teens percentages royalties on worldwide net sales.

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

For the years ended December 31, 2025, 2024, and 2023, the Company recorded contract revenue of CHF 3.6 million, CHF 2.7 million, and nil, respectively, reflecting its efforts under this agreement.

As of December 31, 2025, the Company recorded CHF 86.0 million in deferred contract revenue related to the unsatisfied performance obligations under this agreement, compared to 89.6 million of December 31, 2024. The deferred contract revenue allocated to the license option is classified as short-term on the consolidated balance sheets because, in accordance with IAS 1, the Company does not have the right to defer the settlement of that portion for at least twelve months after the reporting period. The deferred contract revenue allocated to development, CMC, and regulatory activities will be recognized over the remaining performance period and classified as either current or non-current on the consolidated balance sheets, based on the expected timing of satisfaction of the performance obligations.

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

For the years ended December 31, 2025, the Company has recognized nil, less than CHF 0.1 million for the year ended December 31, 2024 and CHF 1.2 million for the year ended December 31, 2023, from its MJFF grants, under “Other operating income/(expense), net”.

14.Expenses by category

Research and development

	For the Year Ended
	December 31,
In CHF thousands	2025	2024	2023
Operating expenses	33,890	39,177	32,076
Depreciation expense	886	986	1,122
Payroll expenses	20,213	20,195	19,499
Share-based compensation	1,447	2,212	1,909
Total research and development expenses	56,436	62,570	54,606

The decrease of research and development expenses in 2025 compared with the prior period is predominantly driven by decreases in manufacturing costs not recurring in the current period for ACI-7104.056 and reduced activity in the Company’s discovery and preclinical expenses for the TDP-43 antibody and PET tracer programs.

For the years ended December 31, 2025, 2024 and 2023, the Company had 105.0, 122.5 and 115.4 FTEs in our research and development functions.

General and administrative

	For the Year Ended
	December 31,
In CHF thousands	2025	2024	2023
Operating expenses	2,825	4,672	3,658
Depreciation expense	1,617	1,153	1,071
Payroll expenses	8,529	8,222	7,755
Share-based compensation	3,123	3,212	2,821
Total general and administrative expenses	16,094	17,259	15,305

In 2025, general and administrative expenses decreased compared to the previous year, primarily driven by a decrease in legal fees related to business development and licensing activities, as well as lower salaries and related costs as a result of the restructuring, partly offset by increased severance costs.

For the years ended December 31, 2025, 2024 and 2023, the Company had 26.7, 30.9 and 26.2 FTEs in our general and administrative functions.

Financial result, net

	For the Year Ended
	December 31,
In CHF thousands	2025	2024	2023
Financial income	1,865	3,196	1,044
Financial expense	(191)	(133)	(176)
Exchange differences	(2,803)	(1,598)	(1,467)
Finance result, net	(1,129)	1,465	(599)

Our finance result primarily consists of interest income associated with our short-term financial assets and interest expense associated with lease liabilities as well as foreign currency exchange differences.

For the year ended December 31, 2025, the unfavorable change in net finance result of CHF 2.5 million primarily related to a decrease of CHF 1.3 million in financial income attributed to lower interest received on net investments in short-term financial assets, with less deposits made in 2025 compared to the previous period. The unfavorable change in exchange differences was caused by foreign currencies depreciating against the Swiss franc, predominantly the U.S. Dollar.

15.Related-party transactions

Board of directors and executive management compensation

Key management includes the board of directors and executive management. For 2025, there were six members (2024: six members and 2023: eight) of the Board (excluding the CEO) and three members (2024: seven and 2023: seven) of executive management (including the CEO). Compensation was as follows:

	For the Year Ended
	December 31,
In CHF thousands	2025	2024	2023
Short-term employee benefits	3,533	5,071	4,661
Post-employment benefits	418	476	446
Share-based compensation	3,051	3,571	3,251
Total compensation	7,002	9,118	8,358

16.Income taxes

The Group recognized less than CHF 0.1 million in income taxes and no deferred tax asset or liability positions for the years ended December 31, 2025, 2024 and 2023, respectively. The Group’s expected tax expense for each year is based on the applicable tax rates in each jurisdiction. In 2025, these rates ranged from 13.6% to 34.0% (13.6% - 33.8% for 2024 and 2023) in the Group’s respective tax jurisdictions. The weighted average tax rate applicable to the Group was 13.6% (13.6% for 2024 and 2023, respectively).

The Group’s income tax expense for each year can be reconciled to loss before tax as follows:

	For the Year Ended
	December 31,
In CHF thousands	2025	2024	2023
Loss before income tax	(70,447)	(50,913)	(54,223)
Tax benefit calculated at the domestic rates applicable in the respective countries	(9,586)	(6,925)	(7,371)
(Income not subject to tax)/expenses not deductible for tax purposes	598	692	611
Effect of unused tax losses and tax offsets not recognized as deferred tax assets	8,988	6,236	6,770
Effective income tax rate expense	—	3	10

The Swiss tax rate used for the 2025 reconciliations is the corporate tax rate of 13.6% (13.6% in 2024 and 2023, respectively) payable by corporate entities in the Canton of Vaud, Switzerland on taxable profits under tax law in that jurisdiction.

The below table details the total unrecognized deductible temporary differences, unused tax losses and unused tax credits:

	As of
	December 31,
In CHF thousands	2025	2024
Unrecognized deductible temporary differences, unused tax losses and unused tax credits
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:
Tax losses	362,290	343,589
Deductible temporary differences related to:
Retirement benefit plan	8,645	8,844
Total	370,935	352,433

The following table details the tax losses carry forwards of the Company and their respective expiry dates:

	As of
	December 31,
In CHF thousands	2025	2024
Tax losses split by expiry date:
December 31, 2025	—	48,894
December 31, 2026	—	—
December 31, 2027	57,824	57,824
December 31, 2028	75,204	75,204
December 31, 2029	66,936	66,936
December 31, 2030	48,883	48,883
December 31, 2031	45,848	45,848
December 31, 2032	67,595	—
Total unrecorded tax loss carryforwards	362,290	343,589

The tax losses available for future offset against taxable profits have increased by CHF 18.7 million from 2024, representing the amount of tax losses that are additionally available as an offset reduced by expiring tax losses in 2025 of CHF 48.9 million, subject to expiration as disclosed in the table above, against future taxable income.

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

The following table sets forth the status of the defined benefit pension plan and the amount that is recognized in the consolidated balance sheets:

	As of
	December 31,
In CHF thousands	2025	2024	2023
Defined benefit obligation	(48,261)	(52,455)	(41,060)
Fair value of plan assets	39,615	43,611	35,290
Total liability	(8,646)	(8,844)	(5,770)

The following amounts have been recorded as net pension cost in the consolidated statements of income/(loss):

	For the Year Ended
	December 31,
In CHF thousands	2025	2024	2023
Current service cost	1,952	1,688	1,453
Past service cost	—	—	903
(Gains) and losses on settlement / curtailment	(1,757)	—	—
Interest cost	544	680	804
Interest income	(438)	(574)	(705)
Net pension cost	301	1,794	2,455

The changes in defined benefit obligation, fair value of plan assets and unrecognized gains/(losses) are as follows.

A. Change in defined benefit obligation

	For the Year Ended
	December 31,
In CHF thousands	2025	2024	2023
Defined benefit obligation as of January 1	(52,455)	(41,060)	(32,410)
Current service cost	(1,952)	(1,688)	(1,453)
Past service cost	—	—	(903)
Interest cost	(544)	(680)	(804)
Change in demographic assumptions	—	(16)	136
Change in financial assumptions	(2,652)	(3,846)	(2,908)
Change in experience assumptions	831	(1,078)	(57)
Benefits (deposited)/paid	4,119	(2,504)	(1,265)
Gains and (losses) on settlement / curtailment	6,057	—	—
Employees’ contributions	(1,665)	(1,583)	(1,396)
Defined benefit obligation as of December 31	(48,261)	(52,455)	(41,060)

B.Change in fair value of plan assets

	For the Year Ended
	December 31,
In CHF thousands	2025	2024	2023
Fair value of plan assets as of January 1	43,611	35,290	29,197
Interest income	438	574	705
Employees’ contributions	1,665	1,583	1,396
Employer’s contributions	1,853	1,804	1,567
Benefits (paid) / deposited	(4,119)	2,504	1,265
Gains and (losses) on settlement / curtailment	(4,300)	—	—
Return on plan assets excluding interest income	467	1,856	1,160
Fair value of plan assets as of December 31	39,615	43,611	35,290

Expected contributions by the employer to be paid to the post-employment benefit plans during the annual period beginning after the end of the reporting period amount to approximately CHF 1.5 million.

C.Change in net defined benefit liability

	For the Year Ended
	December 31,
In CHF thousands	2025	2024	2023
Net defined benefit liabilities as of January 1	8,844	5,770	3,213
Net pension cost through statement of income/(loss)	301	1,794	2,455
Remeasurement through other comprehensive income/(loss)	1,353	3,084	1,669
Employer’s contribution	(1,853)	(1,804)	(1,567)
Net defined benefit liabilities as of December 31	8,645	8,844	5,770

D.Other comprehensive gains/(losses)

	For the Year Ended
	December 31,
In CHF thousands	2025	2024	2023
Effect of changes in demographic assumptions	—	(16)	136
Effect of changes in financial assumptions	(2,652)	(3,846)	(2,908)
Effect of changes in experience assumptions	831	(1,078)	(57)
Return on plan assets excluding interest income	467	1,856	1,160
Total other comprehensive gain/(loss)	(1,353)	(3,084)	(1,669)

In 2024, the change in experience assumptions mainly due to new active insured and pensioners. In 2025, the change in experience assumptions is mainly due to leavers after the restructuring. The experience changes are offset by an increase in the interest rate on savings capital which was updated based on emerging long-term trends of increased returns on capital.

The fair value of the plan assets is the cash surrender value of the insurance with the insurance company (AXA). The investment strategy defined by the board of trustees follows a conservative profile.

The weighted-average duration of the defined benefit obligation is 16.1 years and 16.3 years as of December 31, 2025 and 2024, respectively.

The actuarial assumptions used for the calculation of the pension cost and the defined benefit obligation of the defined benefit pension plan for the years ended December 31, 2025, 2024 and 2023, respectively, are as follows:

	For the Year Ended
	December 31,
	2025	2024	2023
Discount rate	1.30%	1.00%	1.50%
Rate of future increase in compensations	2.00%	2.00%	1.75%
Rate of future increase in current pensions	0.00%	0.00%	0.00%
Interest rate on retirement savings capital	3.25%	1.25%	1.50%
Mortality and disability rates	2020 GT (CMI)	BVG 2020 GT (CMI)	BVG 2020 GT (CMI)

In defining the benefits, the minimum requirements of the Swiss BVG and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits.

A quantitative sensitivity analysis for significant assumptions as of December 31, 2025 is shown below:

							Interest rate on
	Discount rate		Future salary increase		Future pension cost		savings capital
	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Assumptions	increase	decrease	increase	decrease	increase	decrease	increase	decrease

	In CHF thousands
Potential defined benefit obligation	44,698	52,332	49,343	47,256	50,262	46,435	49,613	46,984
Decrease/(increase) from actual defined benefit obligation	3,563	(4,071)	(1,082)	1,005	(2,001)	1,826	(1,352)	1,277

A quantitative sensitivity analysis for significant assumptions as of December 31, 2024 is shown below:

							Interest rate on
	Discount rate		Future salary increase		Future pension cost		savings capital
	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Assumptions	increase	decrease	increase	decrease	increase	decrease	increase	decrease

	In CHF thousands
Potential defined benefit obligation	48,532	56,936	53,728	51,262	54,683	50,423	53,865	51,118
Decrease/(increase) from actual defined benefit obligation	3,923	(4,481)	(1,273)	1,193	(2,228)	2,032	(1,410)	1,337

The sensitivity analyses above are subject to limitations and have been determined based on a method that extrapolates the impact on net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

18.Share-based compensation

Share-based option awards

As of December 31, 2025, there are equity-based instruments outstanding that the Company has granted under two different plans.

The Company’s 2016 Share Option and Incentive Plan (SOIP) was approved by the shareholders at the ordinary shareholders’ meeting in November 2016. The 2016 Plan authorizes the grant of incentive and non-qualified share options, share appreciation rights, restricted share awards, restricted share units, unrestricted share awards, performance share awards, performance-based awards to covered employees and dividend equivalent rights. The Company only grants equity-based instruments from the SOIP as of December 31, 2025.

The following table summarizes equity-settled share option grants for plans that existed during the period:

	Number of
	options awarded		Contractual
Plan	(since inception)	Vesting conditions	life of options
Share option plan C1	6,775,250	4 years’ service from grant date	10 years
2016 SOIP:
Executives and directors	5,869,455	1 year, 3 year and 4 years’ service from the date of grant, quarterly and annually	10 years
Employees	1,888,258	4 years’ service from the date of grant, annually	10 years

The number and weighted-average exercise prices (in CHF) of options under the share option programs for Plans C1 and the 2016 SOIP are as follows:

		Weighted-	Weighted-
		average	average
	Number of	exercise price	remaining
	options	(CHF)	term (years)
Outstanding at January 1, 2023	4,261,017	5.65	7.6
Forfeited during the year	(824,084)	5.34	—
Exercised during the year	(42,037)	1.52	—
Granted during the year	1,554,281	1.75	—
Outstanding at December 31, 2023	4,949,177	4.11	7.2
Exercisable at December 31, 2023	3,022,345	4.88	6.4
Outstanding at January 1, 2024	4,949,177	4.11	7.2
Forfeited during the year	(135,118)	3.28	—
Expired during the year	(205,634)	5.41
Exercised during the year	(4,278)	3.11	—
Granted during the year	406,680	3.40	—
Outstanding at December 31, 2024	5,010,827	4.50	6.3
Exercisable at December 31, 2024	4,097,932	4.79	5.9
Outstanding at January 1, 2025	5,010,827	4.50	6.3
Forfeited during the year	(69,422)	3.46	—
Expired during the year	(89,722)	3.77	—
Exercised during the year	(41,140)	0.23	—
Granted during the year	708,021	2.09	—
Outstanding at December 31, 2025	5,518,564	4.25	5.9
Exercisable at December 31, 2025	4,815,928	4.54	5.5

The outstanding stock options as of December 31, 2025 have the following range of exercise prices:

		Weighted-
		average
		remaining
	Total options	term (years)
Range of exercise prices
CHF 0.15	15,625	0.40
CHF 9.53	109,665	1.50
USD 2.03 to USD 3.00	2,031,586	7.65
USD 3.00 to USD 6.00	1,885,863	5.43
USD 6.00 to USD 9.00	1,356,455	4.54
USD 9.00 to USD 12.30	119,370	2.06
Total outstanding options	5,518,564

The weighted-average exercise price for options granted in 2025, 2024 and 2023 is USD 2.40 (CHF 2.09), USD 3.99 (CHF 3.40) and USD 2.08 (CHF 1.75), respectively. The range of exercise prices for outstanding options was CHF 0.15 to CHF 9.53 for awards previously granted in CHF (prior to 2018) and USD 1.84 to USD 12.30 for awards granted in USD as of December 31, 2025.

For awards issued in 2024, the volatility is based on the Company’s actual volatility for the period congruent with the expected term of the underlying option. The risk-free interest rate is based on yields of long-dated U.S. Treasury notes that align with the expected term of the award. The weighted-average share price of common share options exercised in 2025 is USD 2.57 (CHF 2.12).

The weighted-average grant date fair values of the options granted in 2025, 2024 and 2023 are USD 1.69 (CHF 1.47), USD 3.68 (CHF 3.13) and USD 1.57 (CHF 1.33), respectively. The following table illustrates the weighted-average assumptions for the Black-Scholes option-pricing model used in determining the fair value of these awards:

For the Year Ended
December 31,
	2025	2024	2023
Exercise price (USD)	1.84-2.91	3.39-4.23	2.03-3.11
Share price (USD and weighted average)	2.40	3.99	2.08
Risk-free interest rate	4.2-4.5%	3.7-4.2%	4.0-4.6%
Expected volatility	56-85%	82-107%	72-86%
Expected term (in years)	6.25-8.25	5.5-6	5.5-6
Dividend yield	—	—	—

Restricted share awards

A summary of share awards (restricted share and restricted share units) activity as of December 31, 2025 and changes during the year then ended is presented below:

			Contractual
	Number of		life of non-
	share awards granted		vested share
Grantee type	(since inception)	Vesting conditions	awards
Restricted share units
Directors	431,875	1 year and 3 years' service from date of grant, annually	10 years
Executives	2,189,707	1 year and 3 years' service from the date of grant, quarterly	10 years
Employees	1,571,569	3 years’ service from the date of grant, annually	10 years

		Weighted-
		average
	Number of	grant date fair
	shares	value (CHF)
Non-vested at January 1, 2023	216,486	3.06
Forfeited during the year	(134,947)	2.05
Exercised during the year	(55,503)	2.37
Granted during the year	1,187,570	1.89
Vested during the year	(265,366)	2.46
Non-vested at December 31, 2023	1,003,743	1.97
Vested and exercisable at December 31, 2023	298,883	4.08
Non-vested at December 31, 2023	1,003,743	1.97
Forfeited during the year	(97,841)	3.26
Exercised during the year	(99,018)	2.54
Granted during the year	1,094,876	4.04
Vested during the year	(1,064,554)	3.05
Non-vested at December 31, 2024	822,740	3.12
Vested and exercisable at December 31, 2024	1,377,903	3.25
Non-vested at December 31, 2024	822,740	3.12
Forfeited during the year	(176,609)	3.16
Exercised during the year	(127,537)	2.96
Cancelled during the year	(34,612)	2.04
Granted during the year	1,477,623	2.34
Vested during the year	(1,309,210)	2.55
Non-vested at December 31, 2025	763,816	2.62
Vested and exercisable at December 31, 2025	2,575,692	2.91

The weighted-average grant date fair values of the remaining non-vested share awards as of the respective year end for the restricted share units were CHF 2.62, CHF 3.12 and CHF 1.97 for the years ended December 31, 2025, 2024 and 2023, respectively. The fair values of these non-vested share awards granted were determined using the market value of the common shares on the date of the award.

The expense charged against the income statement related to all share-based compensation was CHF 4.4 million, CHF 5.5 million and CHF 4.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. The expense is determined by the Company based on the number of instruments that are expected to become exercisable.

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

We lease our corporate, laboratory and other facilities under multiple leases at the EPFL Innovation Park in Ecublens, near Lausanne, Canton of Vaud, Switzerland. Our lease agreements have no termination clauses longer than a 12-month contractual notice period. The Company recognizes a right-of-use asset for its leases, except for short-term and low-value leases as indicated in Note 3. See “Note 5. Right-of-use assets, long-term financial assets and lease liabilities” for the contractual undiscounted cash flows for lease obligations. The below table represents contractual commitments excluding capitalized leases which are recorded on the balance sheet, the related future cash flows are presented in Note 5.

	As of
	December 31,
In CHF thousands	2025	2024
Within 1 year	23,357	27,554
Between 1 and 3 years	21,865	11,652
Between 3 and 5 years	7,178	4,008
More than 5 years	144	65
Total	52,544	43,279

20.Earnings per share

	For the Year Ended
	December 31,
In CHF thousands except for share and per share data	2025	2024	2023
Loss per share (EPS)
Numerator
Net loss attributable to equity holders of the Company	(70,447)	(50,916)	(54,233)
Denominator
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	100,751,705	99,691,971	84,694,616
Basic and diluted loss per share for the period attributable to equity holders	(0.70)	(0.51)	(0.64)

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

The following table shows the carrying amounts of financial assets and financial liabilities:

	As of
	December 31,
In CHF thousands	2025	2024
Financial assets
Long-term financial assets	584	415
Other current receivables	978	1,104
Short-term financial assets	64,617	129,214
Cash and cash equivalents	26,795	36,275
Total financial assets	92,974	167,008

	As of
	December 31,
In CHF thousands	2025	2024
Financial liabilities
Long-term lease liabilities	3,689	4,401
Trade and other payables	2,068	2,658
Accrued expenses	8,067	12,098
Short-term lease liabilities	852	1,026
Total financial liabilities	14,676	20,183

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has a policy of matching its cash holdings to the currency structure of its expenses, which means that the Company holds predominately CHF, with lesser balances of EUR and USD (see “Note 7. Cash and cash equivalents and short-term financial assets”). The Company recognized a loss of CHF 2.8 million, a loss of CHF 1.6 million and a loss of CHF 1.5 million for the years ended December 31, 2025, 2024 and 2023, respectively, within “Finance result, net.”

As of December 31, 2025, if the CHF had strengthened/weakened by 10% against the EUR and the USD with all other variables held constant, the net loss for the period would have been lower/higher by CHF 3.3 million (2024: CHF 5.0 million), mainly as a result of foreign exchange gains/losses on predominantly EUR/USD denominated cash and cash equivalents and short-term financial assets.

Interest rates

The Company’s CHF cash holdings (inclusive of those held in short-term financial assets) were subject to positive interest rates at certain counterparty thresholds through 2025. As of December 31, 2025 if the interest rates granted by the counterparties had increased/decreased by 10%, the net income for the period would have been higher/lower by CHF 0.1 million. Interest income and interest expense are recorded within finance results, net in our consolidated statements of income/(loss).

Credit risk

The Company maintains a formal treasury risk and investment management policy to limit counterparty credit risk. As of December 31, 2025, the Company’s cash and cash equivalents and short-term financial assets are held with six financial institutions, each with a high credit rating ranging from A+ to AA- assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Other receivables are fully performing, not past due and not impaired (see “Note 7. Cash and cash equivalents and short-term financial assets” and “Note 10. Other current receivables”).

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

The Company’s approach of managing liquidity is to ensure sufficient cash to meet its liabilities when due. Therefore, management closely monitors the cash position on rolling forecasts based on expected cash flow to enable the Company to finance its operations for at least 12 months. The Company has CHF 2.1 million (CHF 2.7 million in prior year) in trade and other payables, and CHF 8.1 million (CHF 12.1 million in prior year) in accrued expenses which are due within 12 months from the reporting date. Finally, as it relates to the Company’s lease liabilities please see “Note 5. Right-of-use assets, long-term financial assets and lease liabilities” for detail of when corresponding lease liabilities are due.

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